Form 20-F
period 2020-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2021-02-23
CIK 1333141

Use these links to rapidly review the document

Index of financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Ordinary Shares, no par value: 292,876,570

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Security Act. ☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

☐ Yes                ☒ No

i

Certain defined terms

In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refer to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our shares as of February 16, 2021, 32.2% based on 292,876,570 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. "Ordinary shares" refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as "shares." The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality and supply chain management, procurement as well as research and development and our Global Medical Office function (as of January 1, 2020), which seeks to standardize medical treatments and clinical processes within the Company. The abbreviations "THOUS" and "M" are used to denote the presentation of amounts in thousands and millions, respectively. All references in this report to the notes to our financial statements are to the notes to consolidated financial statements included in this report.

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

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") that could result from pending legal challenges to the ACA;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, the impact of health care, tax and trade law reforms and regulation as well as, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act ("FCPA") including our monitor agreement with the U.S. Department of Justice ("DOJ"), the Food, Drug and Cosmetic Act, antitrust and competition laws in the countries and localities in which we operate, and outside the U.S., inter alia, the European Union ("EU") Medical Device Directive, which will be repealed and replaced by the new EU Medical Device Regulation as of May 26, 2021, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

  •
  possible future disruptions in federal government agencies' operations and funding that could negatively impact regulatory approvals for our pharmaceutical products, medical devices and regulatory guidance;

  •
  the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of the on-going worldwide severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease ("COVID-19") pandemic, including, without limitation, a significant increase of mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, both of which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, business and operations, consequences of an economic downturn resulting from the impacts of COVID-19 and evolving guidelines and requirements regarding the use of government provided COVID-19 related relief and any additional economic relief legislation that may be passed in the countries in which we operate;

  •
  product liability risks;

  •
  our ability to continue to grow our health care services and products businesses, including through acquisitions;

  •
  our ability to attract and retain skilled employees, including shortages of skilled clinical personnel, and risks that legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs or decreases in productivity;

  •
  the impact of currency and interest rate fluctuations;

  •
  potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with the impact of inflation and an economic downturn in various regions;

  •
  our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

  •
  changes in our costs of purchasing and utilization patterns for pharmaceuticals as well as changes in raw material and energy costs or the inability to procure raw materials;

  •
  introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

  •
  launch of new technology, advances in medical therapies, or new market entrants that compete with our medical businesses;

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

  •
  our ability to achieve cost savings coupled with quality patient outcomes in various health care risk management programs in which we participate or intend to participate;

  •
  the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines; and

  •
  the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements.

Important factors that could contribute to such differences are noted in Item 3.D, "Key Information – Risk factors," Item 4B, "Information on the Company – Business overview," and the notes to our audited consolidated financial statements included in this report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the U.S. Securities and Exchange Commission's ("SEC") internet website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of operations" in Item 5 below, "Operating and financial review and prospects." For a discussion of our critical accounting policies, see note 2, "Significant judgments and sources of estimation uncertainties," of the notes to the consolidated financial statements included in this report.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash ("–") indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero ("0") is used when the pertinent figure, after rounding, amounts to zero.

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

Part I

Item 1.    Identity of directors, senior management and advisors

Not applicable

Item 2.    Other statistics and expected timetable

Not applicable

Item 3.    Key information

A.    Selected financial data

The following table summarizes the consolidated financial information for our business for each of the years in the five-year period ended December 31, 2020. We derived the selected financial information from our consolidated financial statements. As of January 1, 2017, the consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Reports on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited the financial statements up to and including fiscal year 2019. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft ("PwC"), an independent registered public accounting firm, audited the financial statements for fiscal year 2020. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

Selected financial data
	2020	2019	2018	2017	2016
	in € millions ("M") except share and per share amounts
Statement of operations data:
Revenue	17,859	17,477	16,547	17,784	16,570
Cost of revenues	12,322	12,081	11,392	11,765	10,954
Gross profit	5,537	5,396	5,155	6,018	5,616
Selling, general and administrative	3,165	3,061	2,885	3,638	3,146
(Gain) loss related to divestitures of Care Coordination(a)	(31)	(29)	(809)	(26)	(14)
Research and development	194	168	114	111	134
Income from equity method investees	(95)	(74)	(73)	(67)	(59)
Operating income	2,304	2,270	3,038	2,362	2,409
Interest expense, net	368	429	301	365	364
Income before income taxes	1,936	1,841	2,737	1,997	2,045
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,164	1,200	1,982	1,280	1,144
Weighted average shares outstanding	294,055,525	302,691,397	306,541,706	306,563,400	305,748,381
Basic earnings per share	3.96	3.96	6.47	4.17	3.74
Basic earnings per ADS	1.98	1.98	3.23	2.09	1.87
Diluted earnings per share	3.96	3.96	6.45	4.16	3.73
Diluted earnings per ADS	1.98	1.98	3.23	2.08	1.87
Dividends Paid (€)(b)	1.20	1.17	1.06	0.96	0.80

	2020	2019		2018	2017	2016
	in € M except share and per share amounts
Balance sheet data at December 31:
Working capital	1,116	106	(c)	1,579	1,074	1,585
Total assets	31,689	32,935		26,242	24,025	25,504
Total long-term debt (excluding current portion)	6,800	6,458		5,046	5,795	6,833
Shareholders' equity	12,331	13,227		12,902	10,828	11,051
Capital stock – nominal value	293	304		308	308	307

(a)
On June 28, 2018, we divested our controlling interest in Sound Inpatient Physicians, Inc. See Note 4 c), "Notes to the consolidated statements of income – (Gain) loss related to divestitures of Care Coordination activities," of our notes to the consolidated financial statements included in this report.

(b)
Amounts shown for each year from 2020 to 2016 represent dividends paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to operations in 2021 of €1.34 per share. These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") scheduled to be held on May 20, 2021.

(c)
In the consolidated balance sheets, "Non-current provisions and other non-current liabilities" in the amount of €51,831 as of December 31, 2019 have been reclassified to line item "current provisions and other current liabilities" to correct for an immaterial error in the classification of certain put options assumed as part of the acquisition of nephrology clinics.

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

Exchange rates
	December 31, 2020 spot exchange rate in €	December 31, 2019 spot exchange rate in €	2020 average exchange rate in €	2019 average exchange rate in €	2018 average exchange rate in €
1 U.S. dollar	0.81493	0.89015	0.87550	0.89328	0.84678

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

The delivery of health care services and products is highly regulated in most of the countries in which we operate. Proposals for legislative reform in these countries are often introduced to improve access to care, address quality of care issues and manage costs of the health care system. In the U.S., the Trump administration publicly announced its desire to pursue significant changes to existing health care programs. Although that administration's efforts to repeal or replace ACA were unsuccessful and the Biden Administration has stated its intention to maintain and strengthen the ACA, the U.S. Supreme Court heard oral arguments in November 2020 regarding the constitutionality of the ACA. Challenges of such nature, if successful, could have significant effects on our businesses, both positive and negative, but the outcomes are impossible to predict.

In October 2017, the Trump administration discontinued making cost-sharing reduction ("CSR") reimbursements to insurers, arguing that Congress had failed to appropriate funding for them. In response, many state departments of insurance either allowed or required insurers to mitigate their losses by increasing the 2018 premiums on their ACA plans. Many insurers also mitigated the impact to themselves by "silver loading," a practice whereby the premiums for silver-level plans were increased to offset the loss of CSR payments. Silver loading may also have mitigated the impact of premium increases to some low-income consumers by increasing their premium tax credits. In 2019 and 2020, all states either permitted or required silver loading. In 2017, several insurers sued the U.S. federal government to reinstate CSR payments. While the Biden administration is expected to reinstate CSR reimbursements and to limit states' access to waivers allowing silver-loading, we cannot predict the extent to which silver-loading will continue or how the ongoing litigation over the U.S. federal government's obligation to pay the CSRs might be resolved. As a result, a reduction in the availability of insurance through such exchanges could reduce the number of our commercially insured patients and shift such patients to Medicare and Medicaid. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid, could have a material adverse impact on our business, financial condition and results of operations. See "Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit" below.

Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit.

We receive reimbursement for our health care services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid program in the U.S. For the years ended December 31, 2020 and 2019, approximately 32% and 33%, respectively, of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy. For example, the Budget Control Act of 2011 ("BCA") effected a 2% reduction to Medicare payments and subsequent activity in Congress, namely a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013, which continues in force. The 2% sequestration was temporarily suspended from May 1, 2020 through December 31, 2020. The Consolidated Appropriations Act of 2021 extends this temporary suspension through March 31, 2021. In addition, options to restructure the Medicare program in the direction of a defined contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease ("ESRD") Prospective Payment System ("ESRD PPS"), the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We have very little opportunity to influence or predict the magnitude of those changes. For further information regarding Medicare and Medicaid reimbursement, including new payment models proposed by executive order in July 2019 which are intended to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – II. Financial condition and results of operations – Overview."

Our patients make decisions about their insurance coverage among options that, depending on their personal circumstances and location, may include Medicare, Medicaid and employer group health coverage, exchange plans and other commercial coverage. As of January 1, 2021, for the first time, all ESRD patients are eligible to enroll in Medicare Advantage plans. As a result, some patients with commercial coverage, and other patients with Medicare coverage, may elect to move to Medicare Advantage plans. Government reimbursement programs, including Medicare and Medicaid, generally pay less than commercial insurance, and Medicare Advantage plans generally pay less than other commercial plans. In addition, we may experience higher write-offs of Medicare deductibles and other cost-sharing amounts due to secondary uninsured and underinsured patients, resulting in an increase in uncollectible accounts. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. Please see the table "U.S. patient service revenue" detailing the percentage generated from government reimbursement and private payors in the U.S. in Item 4B, "Information on the Company – Business overview."

Any of the following events, among others, could have a material adverse impact on our business, financial condition and results of operations:

  •
  we may be subject to reductions in reimbursement from private payors, including, for example, through their use of lower allowed charges rather than rates based on our billed charges;

  •
  we may experience a reduction in our ability to obtain and retain commercially insured patients to utilize our health care services;

  •
  efforts by private payors to continue to control the cost of and/or the eligibility for access to health care services, including relative to insurance products on and off the health care exchanges established by the ACA, may reduce reimbursement for our services or eliminate reimbursement for some of our services;

  •
  a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services. There can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients; or

  •
  if legislative or regulatory efforts or litigation to restrict or eliminate the charitable funding of patient insurance premiums are successful, our patients with coverage under publicly funded programs like Medicare may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services. In addition, a portion of our patients who are currently covered by private insurers may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services or may elect to transition to government funded reimbursement programs that reimburse us at lower rates for our services. See Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Potential changes impacting our private payors" for further information; or

  •
  if we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, we could experience a material adverse effect on our operating results. An increased utilization of bundled pharmaceuticals, as part of the ESRD PPS, or decreases in reimbursement for pharmaceuticals outside the bundled rate may result in a material adverse impact on our results of operations. For further information, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement."

In addition to the foregoing factors, the health care insurance industry is experiencing continuing consolidation among insurers and pharmacy benefit managers, including increasing buyer power and impacts on referral streams. Such consolidation could have a material adverse effect on our ability to negotiate favorable coverage terms and reimbursement rates.

If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government health care programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including "whistleblower" suits.

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

  •
  the operation and licensure of manufacturing facilities, laboratories, dialysis clinics, ambulatory surgery centers and other health care facilities;

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

  •
  limits on our ability to make acquisitions or certain investments and the terms of those transactions;

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

Our medical devices and drug products are subject to detailed, rigorous and frequently changing regulation by numerous national, supranational, federal and state authorities. In addition, our facilities and procedures and those of our suppliers are subject to periodic inspection by various regulatory authorities which may suspend, revoke, or adversely amend the authority necessary for research, manufacture, marketing, or sale of our products and those of our suppliers. We and our suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, injunctions, civil penalties, seizures of our products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to our business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and recalls, withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt our business and have a material adverse impact on our business, financial condition and results of operations. For a discussion of our open U.S. Food and Drug Administration ("FDA") warning letter, see Item 4B. "Information on the Company – Business Overview – Regulatory and legal matters – FDA enforcement action."

We operate many facilities and engage with other business associates to help carry out our health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and their business associates. We rely on our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations, including the activities of our employees and their agents, to comply with government regulations. We cannot assure that our internal control policies and procedures will always protect us from intentional or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our revenues. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our revenues, with a resulting material adverse impact on our business, financial condition and results of operations.

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "qui tam" or "whistleblower" actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see note 22, "Commitments and contingencies," of the notes to our consolidated financial statements included in this report.

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

Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.

We and our third-party service providers routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third parties. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

Cyber-attacks may penetrate our and our third-party service providers' security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns (including disruptions to our production plants), or deploy viruses, worms, and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, Patient Personal Data ("PPD"), throughout the U.S. and other parts of the world. We or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws"), including the following events:

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

In May 2020, our IT systems were attacked which resulted in certain patient data being illegally published in Serbia. We immediately filed a complaint against the unknown attackers with the public prosecutor in Germany and we have contacted the patients who were affected by the illegal data publication as well as other relevant regulatory agencies and stakeholders. While there was no material impact to our financial condition and results of operations as a result of this attack, future cyber-attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future.

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. Increased reliance on, and utilization of, telemedicine for delivery of healthcare services could increase this risk. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective. Any failure to keep our information technology systems, financial data and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

If certain of our investments or value-based arrangements with health care organizations and health care providers violate the law, our business could be adversely affected.

A number of the dialysis clinics and health care centers that we operate are owned, or managed, by entities in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. We also have arrangements with physician practices to collaborate on our value-based arrangements with public and private payors. Because our relationships with physicians are governed by the federal and state anti-kickback statutes, we have structured our arrangements to comply with many of the criteria for safe harbor protection and waivers under the U.S. Federal Anti-Kickback Statute; however, these arrangements do not satisfy all elements of applicable safe harbors. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant business operations, if one or more of our arrangements, including value-based arrangements, were found to be in violation of the Anti-Kickback Statute, the Stark Law or other similar laws worldwide, we could be required to restructure or terminate them. We could also be required to repay to Medicare, Medicaid as well as other federal health care program amounts pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from federal and state health care programs. Imposition of any of these penalties could have a material adverse impact on our business, financial condition and results of operations. See note 22, "Commitments and contingencies," of the notes to our consolidated financial statements included in this report.

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

Health care companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us, or, for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse impact on our business, financial condition and results of operations. While personal injury litigation involving our acid concentrate product was substantially resolved by settlement consummated in November 2017, we and certain of our insurers are in litigation against each other relating to such insurers' coverage obligations under applicable policies. See note 22, "Commitments and contingencies," of the notes to consolidated financial statements included in this report.

While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all, or that our insurance carriers will not dispute their coverage obligations. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker's compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim for which we are self-insured or in excess of the limits of our insurance coverage could have a material adverse impact on our business, financial condition and results of operations. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and result in a loss of customer confidence in us or our products, which could have a material adverse impact on our business, financial condition and results of operations. For information about certain of these pending investigations and lawsuits, see note 22, "Commitments and contingencies," of the notes to our consolidated financial statements included in this report.

Risks relating to internal control and compliance

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. FCPA and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the U.S. and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees and third-party intermediaries. We cannot ensure that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or third-party intermediaries that contravene our compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse impact on our business, financial condition and results of operations.

Beginning in 2012, we received certain communications alleging conduct in countries outside the U.S. that might violate the FCPA or other anti-bribery laws. We conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the SEC and the DOJ about these investigations. The DOJ and the SEC also conducted their own investigations, in which we cooperated.

In the course of this dialogue, we identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around our products business in countries outside the United States. On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations.

In 2015, we self-reported to the German prosecutor conduct with a potential nexus to Germany and continued to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's as well as the SEC's and DOJ's investigations.

Since 2012, we have made and continue to make further significant investments in our compliance and financial controls and in our compliance, legal and financial organizations. Our remedial actions included separation from those employees primarily responsible for the above-mentioned conduct. We are dealing with post-FCPA review matters on various levels. We continue to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

For further information, see Item 15D, "Changes in internal control over financial reporting" and note 22 of the notes to our consolidated financial statements included in this report.

Risks relating to our business activities and industry

We are subject to risks associated with public health crises and epidemics/pandemics, such as the global spread of the COVID-19 pandemic.

Our global operations expose us to risks associated with public health crises and epidemics/pandemics, such as the rapid global spread of the COVID-19 pandemic. COVID-19 has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially affected which may, as a result, adversely affect our business, results of operations and financial condition. The financial impact of COVID-19 on our financial condition and results as of and for the year ended December 31, 2020 was not material. See note 4 i), "Notes to the consolidated statements of income – Impacts of COVID-19," of the notes to the consolidated financial statements included in this report. Going forward, the COVID-19 pandemic may have an adverse impact on our operations, manufacturing, supply chains and distribution channels and increase our expenses, including as a result of impacts associated with preventive and precautionary measures that we, our suppliers, customers and other businesses or governments implement or impose on a local, regional, national or international level. Due to these impacts and measures, we are incurring significant incremental expenses to provide care to our patients and we are experiencing both reductions and increases in demand for certain of our services and products as health care customers re-prioritize the treatment of patients. We expect negative effects on our business from COVID-19 through 2021 and that we will continue to experience significant and unpredictable expenses as well as reductions in demand for our services and products in the immediately foreseeable future, depending upon the adoption and speed of the rollout of vaccinations. In addition to existing travel restrictions, countries may continue to close borders, restrict certain product flows, impose prolonged quarantines and further restrict travel, which may significantly impact the ability of our employees to produce products or provide services, or may significantly hamper our products from moving through the supply chain.

Given the already compromised health condition of our typical dialysis patients, our patients represent a heightened at-risk population, particularly during a public health crisis, such as the COVID-19 outbreak. Our in-center and home patients must receive their life-saving dialysis treatment several days a week for three to four hours at a time, which presents a unique challenge for patients and their care teams. We are challenged to provide sufficient clinical staff, including nurses, social workers, dietitians, care technicians and available space to treat all of our patients, including those who are or may be infected with COVID-19, in a manner that does not unnecessarily expose our care teams or other patients for whom we provide dialysis services. We have incurred, and expect to continue to incur, extra costs in establishing isolated treatment areas for COVID-positive and suspected patients, implementing expanded personal protective equipment protocols and other precautions as well as identifying, containing and addressing the impact of

COVID-19 infections on our staff and patients. It appears that COVID-19 has resulted in an increase in persons experiencing temporary renal failure in many areas in which we operate, and we expect to continue to incur additional staffing costs required to meet the resulting increased demand for dialysis treatment and/or to provide equipment and medical staff needed for emergency treatments, for example in hospitals. Increased mortality rates in either the pre-end-stage renal disease patient population or in our ESRD patient population, compared to the historical average, are expected to materially and adversely affect our operating results for 2021. Patients suffering from end-stage renal disease generally have co-morbidities that often place them at increased risk with COVID-19 and the COVID-19 pandemic has resulted, and may continue to result, in more of our dialysis patients requiring hospitalization, which could also materially and adversely affect our financial results, including those of our value-based and shared risk products and services.

Various governments in regions in which we operate have provided economic assistance programs to address the consequences of the pandemic on companies and to support healthcare providers and patients. In the U.S., the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") has been enacted to mitigate certain adverse financial impacts of the pandemic, including impacts in the health care sector. Additional funding provided under the CARES Act and other COVID-19 relief provides some financial support to our business in the U.S. through suspension of the 2% Medicare payment sequestration reduction from May 2020 to March 31, 2021, accelerated and advance payments of Medicare reimbursement and grants to defray expenses and mitigate the loss of revenues related to the COVID-19 pandemic, see note 4 i), "Notes to the consolidated statements of income – Impacts of COVID-19," of the notes to the consolidated financial statements included in this report. However, these measures may not fully offset potential lost revenues and increased costs, and we do not expect additional government assistance during 2021. We currently estimate that all funds received from grants comply with the terms and conditions associated with the funding received. Additional guidance may be released from the U.S. Department of Health and Human Services with regards to the application of CARES Act relief funds which could affect the Company's estimate as of December 31, 2020. Additionally, these costs may become more pronounced if the COVID-19 pandemic and its associated effects on our business, financial condition and results of operations persist without relief extensions or additional government programs being provided or if such relief extensions or additional programs are further delayed. Further legislation and amendments to existing legislation intended to fight the COVID-19 pandemic and its adverse economic consequences may be enacted in the markets in which we operate. As the COVID-19 pandemic is prolonged, the risk of further government intervention or measures to counteract the pandemic could impact our business globally. It is currently not possible to estimate or to quantify any effects of such legislative measures on our business.

Furthermore, the outbreak of COVID-19 could disrupt our operations due to absenteeism among our workforce. As a result of these and potentially other factors, and given the rapid and evolving nature of the virus, COVID-19 could negatively affect our results, and it is uncertain how COVID-19 will affect our global operations generally if these impacts persist or are exacerbated over an extended period of time. Any of these impacts could have a material adverse effect on our business, financial condition and results of operations.

In addition, to the extent that the COVID-19 pandemic adversely affects our business, net assets, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this report.

If physicians and other referral sources cease referring patients to our health care service businesses and facilities or cease purchasing or prescribing our products, our revenues would decrease.

In providing services within our health care business, we depend upon patients choosing our health care facilities as the location for their care. Patients may select a facility based, in whole or in part, on the recommendation of their physician. Physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, dialysis home program, pharmacy, physician practice, vascular surgery center or urgent care center to an ESRD patient, including the quality of care, the competency of staff, convenient scheduling, and location and physical condition. Physicians may change their recommendations, which may result in the movement of new or existing patients to competing facilities, including facilities established by the physicians themselves. At most of our dialysis clinics and home programs, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. We have no ability to dictate these recommendations and referrals. If a significant number of physicians or other referral sources cease referring their patients to our facilities and home programs or stop purchasing or prescribing our dialysis products, this would reduce our health care revenue and could materially adversely affect our overall operations.

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

  •
  potential increases in tariffs and trade barriers could occur upon any withdrawal by the U.S. or other countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;

  •
  we could experience transportation delays or interruptions;

  •
  growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the U.S. or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal and political systems and conditions; and

  •
  we may not prevail in competitive contract tenders;

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

Through our value-based agreements and risk products, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments from governmental and commercial insurers. Specifically in the U.S., our participation in various value-based programs includes the Centers for Medicare and Medicaid Services' ("CMS") Comprehensive ESRD Care initiative and capitation, risk-based or shared savings agreements with commercial insurers in which FMCH receives fixed periodic payments to cover all or a defined portion of the medical costs of a defined population of patients. We currently participate in the CMS Bundled Payments for Care Improvement ("BPCI") Advanced program through a physician practice, which is majority-owned by FMCH's subsidiary, National Cardiovascular Partners. We also participated in Medicare Advantage chronic special needs plans, until December 31, 2018. For information on the value-based programs in which we participate, see Item 4B, "Information on the Company – Business overview – Care Coordination – Value and risk-based arrangements."

Our profitability in our value-based agreements and risk products is dependent in part upon our ability to negotiate favorable financial terms, to manage a patient's care, to collaborate with our payer partners, to coordinate with other health care providers and to find cost efficient, medically appropriate sites of service for our patients. Any failure to do so would limit our ability to improve the quality of patient care and health outcomes and to reduce medically unnecessary costs, which could lead to poorer performance under value-based payment arrangements.

The reserves that we establish in connection with the operation of our value-based arrangements and risk products are based upon assumptions and judgments concerning a number of factors, including trends in health care costs, expenses and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase, and future earnings could be adversely affected.

CMS relied on authority granted by the ACA to implement the Comprehensive ESRD Care Model, which seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. Although Congress' efforts to date to repeal the ACA have been unsuccessful, further efforts to repeal or revise the ACA, including pending litigation seeking to declare the ACA as unconstitutional, may affect the project's future prospects in ways which we currently cannot quantify or predict. We have applied, and were accepted, for participation in CMS' Comprehensive Kidney Care Contracting ("CKCC") model. While those entities which were accepted have elected to participate in the implementation period beginning on October 15, 2020, each entity will elect, prior to April 1, 2021, whether to continue its participation at-risk beginning in the first performance year. We do not yet know whether we and our partners will be able to deliver better health outcomes while lowering CMS' costs through participation in the CKCC model. See Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Executive order-based models."

Our growth depends, in part, on our ability to develop our core dialysis and non-core businesses.

The health care industry experiences continuing consolidation particularly among health care providers. This development could adversely affect our ability to find suitable acquisition targets and to increase future growth and product sales. Additionally, our ability to make future acquisitions as well as develop our core dialysis and non-core businesses depends, in part, on the appropriate strategic target selection, the availability of financial resources and the current restrictions imposed by competition laws as well as existing credit agreements. The integration of acquired businesses may cause problems, e.g., by assuming unknown liabilities, underperformance subsequent to integration, associated requirements from competition authorities, or non-compliant business practices not disclosed by the seller or not uncovered during due diligence. We also compete with other health care companies in seeking suitable acquisition targets and developing our core dialysis and non-core businesses. Any or all of these factors generally could have a material adverse effect on our future growth, including growth of our product sales.

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. The expiration or loss of patent protection for one of our products, the "at-risk" launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations. See note 22, "Commitments and contingencies," of the notes to consolidated financial statements included in this report.

Our competitors could develop superior technology or otherwise take advantage of new competitive developments that impact our sales.

We face numerous competitors in both our health care services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition from new and existing competitors, and especially new competitive developments and innovations in technology and care delivery models could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products or services by competitors could render one or more of our products or services less competitive or even obsolete, which could also affect our sales and distribution of pharmaceuticals for which, to some extent, we are obligated to make certain minimum annual royalty payments.

Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue our business, we are reliant on capital markets, as are our renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues in a prolonged economic slowdown or recession may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare and Medicaid in the U.S. and other government sponsored programs in the U.S. and other countries around the world. Devaluation of currencies and worsening economic conditions, including inflationary cost increases in various markets in connection with deteriorating country credit ratings also increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units, or have a negative impact on our investments and external partnerships. In addition, uncertainty in the financial markets could adversely affect the valuations of certain of our investments or variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future should access to these capital markets become restricted. Most recently, the rapid global spread of the COVID-19 pandemic has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially and adversely affected which could have adverse effects on our financial condition and our liquidity.

Job losses or increases in unemployment rates may result in a smaller percentage of our patients being covered by employer group health plans and a larger percentage being covered by lower paying government reimbursement programs. Unemployment rates globally have been negatively impacted by the COVID-19 outbreak, which adversely affected the global economy and could adversely impact our operating results. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. To the extent that our commercial payors are negatively impacted by a decline in the economy, including the projected decline resulting from the COVID-19 pandemic, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we are able to collect. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials and finished components for production and service purposes. If we are unable to obtain sufficient quantities of these materials at times of limited availability of such materials, this could result in delays in production or loss of sales and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers and the inability to access new products or technology could also adversely affect our results of operations.

Our procurement risk mitigation efforts include (i) the development of partnerships with strategic suppliers through framework contracts, (ii) where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and (iii) measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring. Any failure of these measures to mitigate disruptive goods shortages and potential price increases or to allow access to favorable new product and technology developments could have an adverse impact on our business and financial condition. In some cases, for reasons of quality assurance, cost effectiveness, or availability, certain components or raw materials needed to manufacture our products are obtained from a sole supplier. A failure of any of our single-source suppliers to fulfil their contractual obligations in a timely manner or as a result of regulatory noncompliance or physical disruption at a manufacturing site could adversely affect our ability to manufacture and distribute our products in a timely or cost-effective manner, and our ability to make product sales. Due to the stringent regulations and requirements of regulatory agencies, including the U.S. FDA, regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources.

Measures taken by governmental authorities and private actors to limit the spread of the COVID-19 virus have interfered, and may continue to interfere, with the ability of our employees, suppliers, and other business providers to carry out their assigned tasks or supply materials at ordinary levels of performance. While the financial impact of these actions on us has not been material to date, given the rapid spread and evolving nature of the virus, it is uncertain how COVID-19 will affect our global operations generally if these actions persist or are expanded over an extended period of time. Additionally, decreases in the availability and related increases in the cost of personal protective equipment as well as the lack of eligible grants under governmental COVID-19 relief programs to offset some of those expenses could adversely affect our results of operations.

Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition and results of operations.

A substantial portion of our revenues is dependent on government health care program reimbursement, and any disruptions in government operations could have a material adverse impact on our business, financial condition and results of operations. If the governments with which we do business default on their debts, there could be broad macroeconomic effects that could raise our cost of borrowing funds, and delay or prevent our future growth and expansion. Any future government shutdown, government default on debt, decline in government revenues during a prolonged economic slowdown and/or failure of governments to enact annual appropriations could have a material adverse impact on our business, financial condition and results of operations. Additionally, material disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations, and create uncertainty about the pace of upcoming health care regulatory developments.

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

If our estimates of revenues are materially inaccurate, it could impact the timing and amount of our recognition of revenues and have a significant impact on our operating results and financial condition. For further information regarding our revenue recognition policies, see note 1 k) of the notes to the consolidated financial statements included in this report.

Diverging views of fiscal authorities could require us to make additional tax payments.

We are subject to ongoing tax audits in Germany, the U.S. and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations, we could be required to make additional tax payments, which could have a material adverse impact on our business, financial condition and results of operations in the relevant reporting period. See Item 5, "Operating and financial review and prospects – IV. Financial position."

A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.

Our health care product business and our dialysis services business differ across the regions in which we operate. In many cases, our products and services are paid for, either directly or indirectly, by government institutions. We believe the risk of default from a government payor is generally low to moderate worldwide which could, however, prove to be wrong. On a country level, the payor base is characterized by distinct customer or payor groups which can range in volume from a few customers to a considerable amount of customer types which have varying levels of risk associated with default or non-payment of receivables as well as risks for dependencies based upon the competition within low volume customer base environments. In certain cases, a resulting dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable and can adversely affect our business, results of operations and financial condition. Our measures aiming to mitigate these risks by actively negotiating long-term contracts with major customers, targeted marketing activities, developing new product and pricing models as well as improving the quality of our services and products, could be insufficient or ineffective.

Risks relating to our financial condition and our securities

Our indebtedness may limit our ability to pay dividends or prevent us from fulfilling our debt-service obligations or implementing certain elements of our business strategy.

At December 31, 2020, we had consolidated debt (including lease liabilities) of €12,380 M and consolidated total shareholders' equity of €12,331 M. Our debt could: jeopardize the successful execution of our business strategy, increase our vulnerability to general adverse economic conditions, limit our ability to obtain necessary financing to fund future working capital needs, capital expenditures, payment of dividends and other general corporate requirements, require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund other purposes, limit our flexibility in reacting to changes in our business and the industry in which we operate, place us at a competitive disadvantage compared to our competitors that have less debt, limit our ability to pursue possible future acquisitions and sell assets, make it more difficult for us to satisfy our obligations under our debt securities, and limit our ability to borrow additional funds.

As a result, our leverage makes us vulnerable to a downturn in the operating performance of our business, larger than normal fluctuations or volatility in our cash flow, or a downturn in economic conditions. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include governmental and private insurer reimbursement rates for medical treatment and general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our cash flow is not sufficient to meet our debt service and principal payment requirements, we could be required to refinance our obligations or to dispose of assets in order to meet such requirements. In addition, from time to time we need to refinance our existing debt as and when it matures. In either case, there is no guarantee that we will be able to refinance our existing indebtedness on terms comparable to those governing our existing indebtedness. If our cash flow is not sufficient to meet our debt service and principal payment requirements, or if we are unable to refinance our existing indebtedness on acceptable terms, it could have a material adverse effect on our business, financial condition, or results of operations. For information about our outstanding indebtedness, see note 13, "Short-term debt," and note 14, "Long-term debt," of the notes to our consolidated financial statements included in this report.

In October 2012, we entered into a syndicated Credit Agreement, which was amended in November 2014 as well as in July 2017 (the "Amended 2012 Credit Agreement"). Our Amended 2012 Credit Agreement, the indentures relating to our various outstanding notes (generally referred to as "Bonds" in this report and in our consolidated financial statements) and our accounts receivable securitization program (the "A/R Facility" or the "Accounts Receivable Facility") include covenants that require us to maintain certain financial ratios or meet other financial tests or limitations. Under our Amended 2012 Credit Agreement and the A/R Facility, we are obligated to maintain our consolidated leverage at or below an established maximum ratio of consolidated net funded debt to consolidated EBITDA, as these terms are defined in the respective financing agreements.

Our Amended 2012 Credit Agreement and/or the governing instruments related to our Bonds include other covenants which, among other things, restrict or could have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the governing instruments related to our Bonds, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

Fresenius SE owns 32.2% of our outstanding shares as of February 16, 2021. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the price of our shares. Our Articles of Association require that the General Partner or a parent company of the General Partner hold more than 25% of our share capital. The Articles of Association also provide that the General Partner ceases to be the general partner if the shares of the General Partner are acquired by a person who does not make an offer to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. In either case, the necessity for such a significant investment in connection with an acquisition of the General Partner could also discourage or preclude a change of control through acquisition of the General Partner, which also could adversely affect the price of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange.

Under the pooling agreement that we have entered into for the benefit of public holders of our shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC and to file information with the SEC with respect to annual and general meetings of our shareholders. The Chief Executive Officer and Chief Financial Officer of our general partner issue the certifications required by §302 and §906 of the Sarbanes Oxley Act of 2002 ("SOX") on a quarterly basis (with the filing of our quarterly reports and our annual report on Form 20-F) rather than on an annual basis as is the practice of most foreign private issuers. As of June 2016, the pooling agreement provides that we may prepare such financial statements in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") or IFRS and, commencing with our report for the first quarter of 2017, we prepare our quarterly and annual financial statements in accordance with IFRS with the euro as our reporting currency. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates (other than as members of the supervisory board of Management AG, FMC-AG & Co. KGaA, or both) and requires the consent of those independent directors (currently, Mr. Rolf A. Classon and Mr. William P. Johnston), to certain transactions between us and Fresenius SE and its affiliates.

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

The Company was originally incorporated on August 5, 1996 as a stock corporation and transformed into a partnership limited by shares upon registration on February 10, 2006. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany, under the registration number HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our registered business address, and our principal office, is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

History

On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE (then Fresenius AG) and W.R. Grace & Co. which we refer to as the "Merger" elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FMC-AG Ordinary Shares. Thereafter, subsidiaries of Fresenius SE merged with and into:

  •
  W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business; and into

  •
  Fresenius USA, Inc.,

pursuant to which W.R Grace & Co. and Fresenius USA Inc. became wholly-owned subsidiaries of the Company and the shareholders of W.R. Grace & Co. and the shareholders of Fresenius USA Inc. (other than Fresenius SE) exchanged their shares for 94,080,000 Ordinary Shares, and 10,290,000 Ordinary Shares, respectively.

On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG's legal form was changed from a German AG to a KGaA with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius SE, which was the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

For information regarding important events in the development in our business, such as material mergers by us or our significant subsidiaries, acquisitions and dispositions of material assets outside the ordinary course of our business, material changes in the way we conduct our business, material changes in the products we produce and the services we provide, see Item 4A, "Information on the Company," in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC and also available on our website www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered to be part of this report, except as expressly set forth herein.

In February 2019, we acquired all of the outstanding shares of NxStage Medical, Inc. ("NxStage"), a leading medical technology company that develops, manufactures and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. As a condition to the closing of the acquisition set by the U.S. Federal Trade Commission, we divested the NxStage bloodlines business to B. Braun Medical. During 2020, we continued the integration of NxStage into our dialysis products business.

We continued to utilize the authorization granted by our AGM on May 12, 2016 to conduct a share buy-back program through April 1, 2020. For a reconciliation of our treasury share purchases, repurchases and retirements, see Note 17, "Shareholders' equity," of the notes to consolidated financial statements included in this report.

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

The SEC internet site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC's World Wide Web address is http://www.sec.gov. For additional information regarding the availability of periodic reports and other information concerning us, see Item 10.H, "Documents on Display."

B.    Business overview

Our business

We are the world's leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products, which includes dialysis and non-dialysis products. Our dialysis products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. Our non-dialysis products include acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We describe certain of our other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services (sold in the first quarter of 2020) and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent our health care services. A summary representation of our services and products for 2020 is as follows:

The following table summarizes revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and health care products for the three years ended December 31, 2020, 2019 and 2018.

Major categories of revenue
	2020	2019	2018
	in € M
Total
Health Care Services	14,114	13,872	13,264
Health Care Products	3,745	3,605	3,283

	17,859	17,477	16,547
North America Segment
Health Care Services	11,364	11,157	10,725
Health Care Products	1,114	1,038	845

	12,478	12,195	11,570
EMEA Segment
Health Care Services	1,365	1,354	1,274
Health Care Products	1,398	1,339	1,313

	2,763	2,693	2,587
Asia-Pacific Segment
Health Care Services	876	862	776
Health Care Products	1,018	997	913

	1,894	1,859	1,689
Latin America Segment
Health Care Services	485	499	489
Health Care Products	199	210	197

	684	709	686

We receive a substantial portion of our North America Segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2020, 2019 and 2018 regarding the percentage of our U.S. patient service revenue included in our health care service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

U.S. patient service revenue
	Year ended December 31,
	2020	2019	2018
Medicare program	45.0%	47.5%	45.9%
Private / alternative payors	44.3%	42.2%	41.8%
Medicaid and other government sources	5.2%	5.0%	5.3%
Hospitals	5.4%	5.3%	7.0%

Total	100.0%	100.0%	100.0%

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

  •
  In-center hemodialysis – treatment in specialized clinics

  •
  Peritoneal dialysis – treatments largely administered by patients primarily at home

  •
  Home hemodialysis – treatment administered by patients at home

  •
  Acute dialysis – dialysis treatments administered in a hospital inpatient setting

  •
  Dialysis drugs – expanding our product range

  •
  Additional services under Care Coordination

Dialysis treatment options for ESRD

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. At the end of 2020, about 4.5 M patients regularly underwent dialysis treatment or received an organ donation. For dialysis treatment, we distinguish between two types: hemodialysis ("HD") and peritoneal dialysis ("PD"). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient's peritoneum serves as a dialyzing membrane. We provide dialysis services and products for both therapy methods.

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

Due to the scarcity of compatible kidneys for transplant, most patients suffering from ESRD rely on dialysis, as demonstrated in the following table:

Patients with chronic kidney failure (ESRD)
	December 31, 2020	% of
Patients with chronic kidney failure	4,487,000	100%
of which patients with transplants	823,000	18%
Of which dialysis patients	3,664,000	82%
In-center hemodialysis	3,228,000	72%
Peritoneal dialysis	413,000	9%
Home hemodialysis	23,000	1%

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

The worldwide number of dialysis patients rose by around 3% in 2020. In economically weaker regions we expect the growth rates to be considerably higher. The lower worldwide growth rate in 2020 compared to the growth rate of approximately 6% for dialysis patients in 2019 is primarily caused by COVID-19 related excess mortality of ESRD patients.

In 2020, most dialysis patients were treated in one of approximately 46,000 dialysis centers worldwide, with an average of more than 75 patients per center. However, this figure varies considerably from country to country.

Hemodialysis is by far the most common form of therapy for chronic kidney failure. A total of 88% of dialysis patients were treated in this way at dialysis centers in 2020. Home hemodialysis is an alternative to treatment at a dialysis center. Although adoption has been limited to date, the number of home hemodialysis patients is rising continuously. A total of around 1% of all patients are currently treated in this way. In the year under review, 11% of all dialysis patients were treated with peritoneal dialysis, usually at home. Accordingly, 12% of our dialysis patients were treated with home dialysis.

The following chart shows a comparison of in-center and home dialysis:

Hemodialysis.    Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer separates waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water and supplements the blood with solutes which must be added due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient's vital signs.

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

Dialysis services

We provide dialysis treatment and related laboratory and diagnostic services through our global network of 4,092 outpatient dialysis clinics in 2020 (3,994 outpatient dialysis clinics in 2019). At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine via bloodlines and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

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

Health care products

Based on internal estimates prepared using our MCS (see "Major markets and competitive position," below), publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Most of our customers are dialysis clinics. For the year 2020, health care products accounted for 21% of our consolidated total revenue.

We produce and distribute a wide range of machines and disposables for HD, PD and critical care, including acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other health care products. The following amounts exclude intercompany product sales:

Health care product revenue
	Year ended December 31,
	2020		2019		2018
	Total product revenues	% of total	Total product revenues	% of total	Total product revenues	% of total
	(in € M)
Hemodialysis products	3,027	81%	2,941	82%	2,670	81%
Peritoneal dialysis products	383	10%	375	10%	353	11%
Other	335	9%	289	8%	260	8%

Total	3,745	100%	3,605	100%	3,283	100%

Hemodialysis machines

Our advanced line of hemodialysis machines includes four series: 2008, 4008, 5008 and 6008. We developed the 4008 and 5008 series for our markets outside of North America and the 2008 series for the North American market. In 2016, we introduced the 6008 series with the launch of our 6008 CAREsystem.

We also produce the 2008K@home in North America and 4008S and 5008S outside of EMEA for patients to perform the dialysis treatment in the comfort of their home. In 2019, we completed our acquisition of NxStage, which broadens our offerings of home hemodialysis treatment options. See "– Home hemodialysis" below.

In January 2019, we launched the 4008A dialysis machine which was designed to meet the needs of emerging markets. With the launch of the 4008A, we aim to improve the accessibility to life-sustaining dialysis treatment for ESRD patients in these countries. The 4008A dialysis machine incorporates our high-quality therapy standards while minimizing costs for health care systems. The 4008A dialysis machine has been deployed primarily in India, and recently in China, with further access in other countries across the Asia-Pacific region to follow.

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

  •
  Adaptability to new data processing devices and trends

  •
  Recording and analysis of trends in medical outcome factors in hemodialysis patients

  •
  Performance of home hemodialysis with optional remote monitoring by a staff caregiver.

Dialyzers

Dialyzers are specialized filters that remove toxins and excess water from the blood during dialysis. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We manufacture our F-Series and advanced FX class® series of dialyzers as well as our Hemoflow and Optiflux® Series, the leading dialyzer brand in the US. Our Fresenius Polysulfone® and Helixone® membranes are produced from highly biocompatible synthetic materials. For example, the Helixone®plus membrane used in our FX CorDiax dialyzer selectively removes toxins such as Beta-2 microglobulin to reduce the risk of cardiovascular diseases.

Home dialysis products

We offer a full line of home dialysis therapy, including products, services and solutions for CAPD, APD and home hemodialysis treatments.

Peritoneal dialysis

CAPD Therapy: Our stay•safe® system has been specifically designed to help patients with their daily self-care CAPD treatment in a safe and convenient way.

Our PD fluid portfolio has a wide range of advantages for patients including:

  •
  Technology which simplifies the fluid exchange and minimizes the risk of infection, particularly in connection with the stay•safe® patient connector, that aims to reduce contamination risk steps.

  •
  Biocompatible PD fluid solutions balance and bicaVera® that aim to preserve the peritoneal membrane and to protect residual renal function.

  •
  Environmentally friendly material Biofine®, an innovative, PVC free bag material for PD solutions, which has also recently been launched in the U.S. market.

APD therapy: The effectiveness of APD therapy depends on the solution dwell time in the abdomen, the composition of the solution used, the volume of solution and the duration of the treatment, usually

8 – 10 hours during the night. APD using our product line, which includes our Liberty® cycler, sleep•safe cycler, sleep•safe harmony cycler and Silencia cycler, offers many benefits to PD patients:

  •
  Improved adequacy of dialysis:  By adjusting the parameters of treatment, it is possible to provide more dialysis to the patient compared to CAPD therapy.

  •
  Personalized APD:  Adapted APD with the sleep•safe cyclers, sleep•safe harmony cyclers and Silencia cyclers allow patients to be treated using a modified version of APD where short dwell times with small fill volumes are used first to promote ultrafiltration and subsequently longer dwell times and larger fill volumes promote the removal of uremic toxins from the blood.

  •
  PD Patient management software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. In the North America Segment, the Liberty® cycler now offers a modem to our clinics, which allows clinicians to review the home patient's treatment daily in their electronic medical record system.

Home Hemodialysis

Hemodialysis can also be done by patients in their own home. Home Hemodialysis ("Home HD") allows patients to dialyze more frequently for shorter periods than in a dialysis clinic and can improve treatment results and quality of life of patients.

Fresenius Medical Care offers two distinct systems that facilitate home hemodialysis. In addition to the 2008K@home, the 5008S CorDiax HD and the 4008S machines mentioned above, we also offer the NxStage® System One™, a home HD system that offers the following benefits:

  •
  A simple and intuitive user interface

  •
  A dialysis cartridge with a pre-assembled dialyzer

  •
  Option to produce dialysate at the point-of-care by using PureFlowSL

  •
  Flexibility and movability due to the compact size and alternative dialysate source (by using bags)

  •
  Dosing calculator that supports health care practitioners generate prescriptions according to patient needs

Acute dialysis products

Acute dialysis is intended to provide a full portfolio of proven blood purification therapies for critically ill patients with Acute Kidney Injury ("AKI"), including Continuous Renal Replacement Therapy as well as further treatment options such as therapeutic plasma exchange, carbon dioxide removal and sepsis therapy. Our goal is to provide state-of-the-art therapies supporting impaired kidneys which are easy to operate with a high degree of safety. Our portfolio includes acute dialysis machines, dialysis fluids, hemofilters, plasma filters, adsorbers and a variety of treatment kits and catheters.

Other Dialysis Products

We manufacture and/or distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles and hemodialysis catheters.

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

Extracorporeal lung and heart assist therapies: In December 2016, we acquired Xenios AG, a company which focuses on research and innovation of products for extracorporeal heart and lung support, in particular for the indicators of acute respiratory distress syndrome, chronic obstructive pulmonary disease and cardiogenic shock. The products and therapies performing extracorporeal gas exchange offer a wide range of heart and lung support from partial CO2 removal up to full oxygenation, supporting, preventing or replacing the need for mechanical ventilation. Xenios's Novalung®, a heart and lung support system for the treatment of acute respiratory or cardiopulmonary failure, was approved by the FDA in February 2020 and is the first extracorporeal membrane oxygenation system to be cleared for more than six hours of use as extracorporeal life support.

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

Venofer® and Ferinject®

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Vifor (International) Ltd. (a subsidiary of Swiss-based Vifor Pharma Ltd.)) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. Both drugs are used to treat iron deficiency anemia experienced by non-dialysis Chronic Kidney Disease ("CKD") patients as well as dialysis patients. Venofer® is a leading intravenous iron product worldwide. The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008, provides our subsidiary Fresenius USA Manufacturing Inc. ("FUSA") with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. In 2017, Fresenius Medical Care Canada acquired the license to distribute Venofer® for ESRD and all indications in Canada. The license agreement has a term of five years with two additional two-year options. The U.S. license agreement has a term of ten years and includes FUSA extension options. The North American agreement with American Regent was renegotiated in 2018 and the new agreement is effective through December 2023. The international agreement which had a term of 20 years was terminated in 2010 as a consequence of the establishment of VFMCRP.

In December 2010, we announced the expansion of our agreements with Vifor Pharma Ltd by forming a new renal pharmaceutical company, VFMCRP, with the intention to develop and distribute products focused on addressing distinct complications and areas of chronic kidney disease; renal anemia management, mineral and bone management, kidney function preservation and improvement, conditions associated with kidney impairment and its treatment; and cardio-renal management. FMC-AG & Co. KGaA owns 45% of the company, which is headquartered in Switzerland. Vifor Pharma Ltd contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Vifor Pharma Ltd and its existing key affiliates or partners retain the responsibility for commercialization of both products outside the renal field.

Velphoro®

As part of the agreement to create VFMCRP, Vifor Pharma Ltd also contributed to the new company the asset (excluding Japan) Velphoro®, a novel iron-based phosphate binder. Fresenius Medical Care North America ("FMCNA") markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. The product for the U.S. market is supplied by an FDA-approved Vifor Pharma Ltd manufacturing facility in Switzerland and an FDA-approved contract manufacturer also located in Switzerland. Velphoro® has been approved in 43 countries and commercially launched in 29 countries worldwide and the VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL. For further information, refer to note 22, "Commitments and contingencies," of the notes to consolidated financial statements, "Commitments and contingencies – Legal and regulatory matters" included in this report.

OsvaRen® and Phosphosorb®

In June 2015, VFMCRP, with Vifor Pharma Ltd, was developed further. In addition to the iron replacement products Ferinject® and Venofer® for use in nephrology indications and the phosphate binder Velphoro® in our shared product portfolio, VFMCRP acquired nephrology medicines commercialized by us, including the phosphate binders OsvaRen® and Phosphosorb®. The transfer of the marketing rights was largely completed during the fourth quarter of 2015, allowing the company to further develop its sales and marketing in key European markets.

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

Care Coordination

Care Coordination activities in the U.S. include (or, where described below, included until the specified dates), but are not limited to, the following services:

Pharmacy Services

We offer pharmacy services, mainly in the U.S. These services include providing renal medications and supplies to the homes of patients or to their dialysis clinics directly from renal pharmacists who are specially trained in treating and counseling patients living with kidney disease.

Vascular, cardiovascular and endovascular specialty services and vascular care ambulatory surgery center services

We operate physician office-based vascular access centers, mainly in the U.S. We also develop, own and manage specialty outpatient surgery centers for vascular care. A patient receiving hemodialysis must have a vascular access site to enable blood to flow to a dialysis machine for cleansing and to return the newly cleaned blood to the body. Our centers create and coordinate the maintenance of these vascular access sites, helping to ensure maturation before use and good flow of blood. Additionally, our vascular care services provide both cardiovascular and endovascular specialty services. Cardiovascular procedures are similar to the setting of care and scope of services for vascular access procedures discussed above with a focus on treatment for heart disease, while endovascular surgical procedures are minimally invasive and designed to access many regions of the body via major and peripheral blood vessels and assist in both the maintenance of hemodialysis accesses and treatment of peripheral artery disease.

Value and risk-based arrangements

We are continuing to expand our activities in value-based health care contracting. Value-based contracting includes shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Such contracting also includes capitated arrangements and percent-of-premium arrangements in which private payors or government programs credit us periodic, fixed payments based on expected medical expenses of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We have participated recently in the following value-based programs:

  •
  Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians have formed entities known as ESRD Seamless Care Organizations ("ESCOs") as part of a payment and care delivery pilot program that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 23 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs may also owe payments to CMS if actual costs of care rise above set thresholds. As of January 1, 2021, approximately 43,700 patients were participating in our ESCOs.

  •
  In November 2017, we announced the results from the first performance year ("PY") from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (calendar year ("CY") 2017) the Company's ESCOs together generated more than $66.7 M in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company's ESCOs produced more than $66.1 M in gross savings, an average 1.9% reduction in expenditures per patient. For the fourth performance year (CY 2019), CMS published the final settlement reports on October 31, 2020. In total, the Company's ESCOs produced more than $10.8 M in gross losses, an average 0.3% increase in expenditures per patient. For the fifth performance year (CY 2020), CMS has stated it will give each ESCO the options to (a) extend participation in the program through March 31, 2021, and/or to (b) accept the following financial changes: (i) reduce 2020 downside risk by reducing shared losses by proportion of months during the COVID-19 Public Health Emergency as promulgated under the Public Health Services Act, (ii) cap gross savings upside potential at 5% gross savings, (iii) remove COVID-19 inpatient episodes, and (iv) remove the 2020 financial guarantee requirement. All 23 ESCOs signed amendments to extend participation in the program through March 31, 2021 and 22 of the ESCOs accepted the financial changes related to COVID-19.

  •
  A new model, the ESRD Treatment Choices ("ETC") model, began on January 1, 2021. The ETC model is a mandatory model that applies to ESRD facilities and managing clinicians in certain randomly selected geographic regions (specifically, Hospital Referral Regions) that comprise approximately 30 percent of adult ESRD beneficiaries in all 50 states and the District of Columbia. As of December 31, 2020, we have 975 dialysis clinics, representing approximately 35% of our U.S. dialysis clinics, that are within the randomly selected geographic areas and therefore will participate in the ETC Model. This model applies both positive and negative payment adjustments to claims submitted by physicians and dialysis facilities for dialysis patients. For further information on the models and our applications for enrollment, see "Regulatory and legal matters – Reimbursement – Executive order-based models."

  •
  In October 2019, CMS released a request for applications to participate in its new CKCC model. Applications were due in January 2020. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity ("KCE"). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers. Dialysis providers are not required to participate. The voluntary models allow KCEs to take on various amounts of financial risk. Two options, the CKCC global and professional model, allow renal health care providers to assume upside and downside financial risk. A third option, CKCC graduated model, is limited to upside risk, but is unavailable to KCEs that include large dialysis organizations. For further information on the models and our applications for enrollment, see "Regulatory and legal matters – Reimbursement – Executive order-based models."

  •
  We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to commercial and Medicare Advantage ESRD and CKD patients. Under these arrangements, a baseline per patient per month (or percent of premium) amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference. See Item 5. "Operating and financial review and prospects – IV. Financial position – Net cash provided by (used in) investing activities" below.

Physician nephrology and cardiology services

We manage and operate nephrology and cardiology physician practices in the United States.

Hospitalist, emergency and intensivist services (divested)

From July 2014 until June 28, 2018, when we divested our interest in Sound Inpatient Physicians, Inc. ("Sound"), we employed physicians providing care in hospitals and post-acute care centers. These services utilized a consistent, patient-centered approach that relied on experienced physician leadership and a web-based workflow platform. We also provided intensivist services, which focused on the general medical care of hospitalized patients and the care of critically ill patients, usually in the intensive care unit, and the care of patients in post-acute centers.

Urgent care services (divested)

Prior to February 29, 2020, when we divested our interest in our urgent care business, we operated walk-in clinics focusing on the delivery of ambulatory care in a dedicated medical facility outside of a traditional emergency room. Urgent care centers served patients with a variety of injuries and illnesses requiring immediate care, but not serious enough to require an emergency room visit. In addition to injury and illnesses treatment, our urgent care centers also provided physicals, occupational medicine services, pre-operative exams and vaccinations. Additionally, in 2019, we divested our interest in the MedSpring Urgent Care Centers in Texas.

Care Coordination activities outside the United States

Ambulant treatment services

In the Asia-Pacific Segment, we are the majority stakeholder in Cura, a leading operator of day hospitals in Australia. We also operate renal hospitals in China whose service scope includes inpatient and outpatient facilities focused on kidney disease. Additionally, we have care coordination activities in other parts of the region which include comprehensive and specialized health check-ups centers, vascular access, and other chronic treatment services.

For additional information regarding Care Coordination, see Item 4, "Information on the Company – Regulatory and legal matters – Reimbursement – U.S.," and Item 3.D, "Key information – Risk factors."

Major markets and competitive position

To obtain and manage information on the status and development of global, regional and national markets, we have developed our MCS. We use the MCS within the Company as a tool to collect, analyze and communicate current and essential information on the dialysis market, developing trends, our market position and those of our competitors. Country-by-country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modalities selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined since inception to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information. Except as otherwise specified herein, all patient and market data in this report have been derived using our MCS.

We estimate that the volume of the global dialysis market was €82 billion in 2020 comprising approximately €15 billion of dialysis products and approximately €67 billion of dialysis services (including administration of dialysis drugs).

We are the world's leading provider of dialysis services with a market share of approximately 9% of the global dialysis patient population through treating 346,553 of the approximately 3.7 M dialysis patients worldwide. The segment breakdown according to patients treated is below:

We are also the global market leader for dialysis products. Dialysis products we produced for use in our own dialysis centers or for sale to third-party customers accounted for a market share of 35% in 2020 (2019: 36%). In the case of hemodialysis products, we had a 40% share of the global market (2019: 41%) and are also the leader in this field.

Dialyzers for hemodialysis are the largest product group in the dialysis market with a worldwide sales volume of over 370 M units in 2020. Approximately 158 M (around 43%) of these were made by the Company, giving us by far the biggest market share. Hemodialysis machines constitute another key component of our product business. Here, too, we are the market leader. Of the 90,000 machines installed in 2020, according to estimates, around 42,000, or more than 48% (2019: more than 50%), were produced by the Company.

Furthermore, we hold a strong position in the market for peritoneal dialysis products: Around 16% (2019: around 16%) of all peritoneal dialysis patients use products made by the Company.

The overall market for dialysis care services in the U.S. is consolidated. Across all market segments, we treat around 38% of all dialysis patients in the United States. Outside the U.S., the dialysis services business is much more fragmented. With around 1,460 dialysis centers and approximately 140,000 patients in around 50 countries, we operate by far the largest network of clinics outside the U.S.

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

  •
  privatization of health care providers.

For additional trends, risks and uncertainties that could cause actual results to differ from our projected results, specifically in relation to the impact on patient co-morbidities related to COVID-19, see Item 3.D, "Key information – Risk factors."

The following are our largest competitors in the dialysis services industry:

North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment
DaVita, Inc.	Diaverum S.à r.l.	B. Braun SE	Baxter International Inc.
U.S. Renal Care, Inc.	B. Braun Melsungen AG	Nephrocare Health Services Private Limited (NephroPlus)	DaVita, Inc.
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

Products:    We compete globally in the product market which is largely segmented between hemodialysis, peritoneal dialysis, home hemodialysis and renal pharmaceuticals. Our competitors include:

  •
  Baxter International, Inc.

  •
  Asahi Kasei Medical Co., Ltd

  •
  B. Braun SE

  •
  Bain Medical Equipment (Guangzhou) Co., Ltd

  •
  Medtronic Plc.

  •
  Nikkiso Co. Ltd.

  •
  Nipro Corporation

  •
  Shandong Weigao Group Medical Polymer Company Limited (Wego)

  •
  Quanta Dialysis Technologies Ltd.

  •
  Outset Medical, Inc.

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

At the same time, we expect to face a multitude of challenges in the coming years: an aging population, a rise in chronic diseases, fragmented care, staff shortages, cost pressure, digitalization and the COVID-19 pandemic, all of which require new approaches and solutions in health care.

Our way forward – "Strategy 2025"

Renal care continuum

To meet the challenges of the future, we are leveraging our core strategic competencies: innovating products, operating outpatient facilities, standardizing medical procedures and coordinating patients effectively.

Between now and 2025, we intend to go a step further and take our strategy to the next level to bring us closer to our goal of providing health care for chronically and critically ill patients across the renal care continuum. We aim to use our innovative, high-quality products and services to offer sustainable solutions at a reliable cost.

The renal care continuum encompasses the following aspects:

  •
  New renal care models:  We intend to use digital technologies such as artificial intelligence and big data analytics to develop new care models for patients with kidney failure, including personalized dialysis and holistic home treatment.

  •
  Value-based care models:  Value-based care models allow us to offer care that is not only better, but also affordable in the long term. Our aim is to establish sustainable partnerships with payors around the world to drive forward the transition from fee-for-service payment to pay-for-performance models.

  •
  Chronic kidney disease and transplantation:  We want to provide patients with holistic care along their entire treatment path. To this end, we have extended our value-based care programs to include the treatment of chronic kidney disease with a view to slowing disease progression, enabling a smoother start to dialysis, and preventing unnecessary hospital stays. We also intend to incorporate kidney transplants into value-based care models in the future.

  •
  Future innovations:  Through our subsidiary, Fresenius Medical Care Ventures GmbH, we invest in start-ups and early-stage companies in the health care sector with the goal of gaining access to new and disruptive technologies and treatment concepts for our core business and complementary assets.

Critical care solutions

The number of patients requiring continuous renal replacement therapy to treat acute kidney failure is set to rise to 1.6 million by 2030. We will expand our existing acute care portfolio to include other extracorporeal critical care therapy areas, such as the treatment of acute heart, lung and multi-organ failure.

Complementary assets

We will supplement and strengthen our existing network where feasible through additional partnerships, investments and acquisitions. This will help us to create medical value added while saving costs, enabling us to build an even more solid foundation for our future growth to 2025 and beyond.

Global Sustainability Program

For us, sustainability is about being successful in the long term and creating lasting value – economically, ecologically and socially. Our Global Sustainability Program will allow us to step up our efforts to integrate sustainability into our business activities over the next three years. For example, we have introduced non-financial sustainable performance parameters for compensation. See Item 6B "Compensation" below. In November 2020, we were recognized for the 11th time as a sustainability leader with inclusion in the Dow Jones Sustainability Index (DJSI Europe).

Customers, marketing, distribution and service

We sell most of our products to dialysis clinics, hospitals and specialized treatment clinics. Close interaction between our sales and marketing as well as research and development ("R&D") personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of hemodialysis and peritoneal dialysis as well as acute dialysis products and products for critical care. Sales engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics and, together with marketing, represents us at industry trade shows. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products.

In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From these central warehouses, we distribute our dialysis and non-dialysis products to regional warehouses. We also distribute home hemodialysis and peritoneal dialysis products to patients at home, care facilities or their travel destination. We also deliver hemodialysis and critical care products directly to dialysis clinics, hospitals and other customers. Additionally, local sales forces, independent distributors, dealers and sales agents sell all our products.

Sales of dialysis products to Iran

The Company actively employs comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. The Company has allocated resources to design, implement and maintain a compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of ESRD extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Implementing Regulation (EU) 2020/1695 of November 12, 2020 implementing Regulation (EU) No 267/2012, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR") and are not eligible for licenses from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a U.S. person, as those terms are used in ITSR § 560.215(a), and the Company's affiliates involved in Iran-related transactions are also not "owned or controlled" by a U.S. person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company's Iran-related transactions (because the sales by the Company's non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC's public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

During the year ended December 31, 2020, the Company sold approximately €8 M of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in

Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately €6.5 M in operating income. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. The Company's 2020 sales to Iran represent approximately 0.05% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

Patient, physician and other relationships

We believe that our success in establishing and maintaining health care centers, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and integrated care organizations. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals, post-acute care facilities and general practitioners.

Medicare program regulations rely on Conditions for Coverage rules for ESRD facilities which require that each dialysis clinic have a medical director who is responsible for overseeing the delivery of patient care and outcomes at the dialysis clinic. The medical director must be board-certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. We have engaged physicians or physician practices to serve as medical directors for our outpatient dialysis centers, home dialysis programs, and inpatient dialysis service relationships with hospitals. The compensation of our medical directors and other contracted physicians is negotiated individually in arm's length negotiations and is based on the anticipated workload for each clinic or program the medical director will oversee, as well as any unique market factors such as, for example, the lack of availability of alternative options within the market. The total annual compensation of the medical directors is to be in place for a term of at least one year and the medical directors agree to seek to continue to improve quality, safety and efficiency. We have developed internal processes with the goal of setting the compensation of our medical directors at fair market value.

Almost all contracts we enter into with our medical directors in the U.S., as well as the typical contracts which we obtain when acquiring existing clinics, contain non-competition clauses concerning certain activities in defined areas for a defined period of time. These non-compete agreements restrict the physicians from owning or providing medical director services to other outpatient dialysis centers, but these clauses do not restrict the physicians from performing patient services directly at other locations/areas or referring patients to other facilities. We do not require physicians to send patients to us or to specific clinics.

In addition to our dialysis clinics, a number of our other health care centers employ or contract with physicians to provide professional and administrative services. We have financial relationships with these physicians in the form of compensation arrangements for the services rendered. We have processes in place to negotiate these contractual arrangements in compliance with federal and state laws applicable to financial relationships with physicians, such as the Stark Law and the Anti-Kickback Statute.

A number of the dialysis clinics and other health care centers we operate are owned, or managed, by entities in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We have granted holders of these minority interests put options or similar rights under which we could be required to purchase all or part of the minority owners' noncontrolling interests. See note 1a), "The Company, basis of presentation and significant accounting policies – Principles of consolidation and composition of the group," of the notes to our audited consolidated financial statements included in this report. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physician groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these entities must comply with the federal Anti-Kickback Statute and Stark Law. There is a safe harbor under the

Anti-Kickback Statute for certain investment interests in small entities. These entities have been designed to comply with the federal Anti-Kickback Statute and Stark Law, but they do not satisfy all of the requirements for safe harbor protection. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician entities that fall outside the safe harbors are not, by definition, prohibited by law but continue to be subject to legal scrutiny. See Item 3.D, "Key information – Risk factors."

Our contractual and other relationships with physicians and other referral sources are subject to numerous legal requirements. While we operate under procedures and policies regarding compliance with these requirements, and in some respects, we follow the guidance under safe harbors, there is no assurance that our interpretations of legal requirements will always be accurate or that our execution of legal requirements will always be sufficient or complete. See Item 3.D, "Key Information – Risk Factors."

Capital expenditures

We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve-month periods ended December 31, 2020, 2019, and 2018.

Capital expenditures (gross)

	2020	2019	2018
	in € M
Capital expenditures for property, plant and equipment and capitalized development costs
North America Segment	536	567	529
EMEA Segment	132	138	153
Asia-Pacific Segment	77	59	44
Latin America Segment	33	28	28
Corporate	274	333	303

Total	1,052	1,125	1,057

Acquisitions, investments, purchases of intangible assets and investments in debt securities
North America Segment	252	2,111	769
EMEA Segment	46	41	98
Asia-Pacific Segment	24	43	21
Latin America Segment	59	69	44
Corporate	26	33	25

Total	407	2,297	957

For additional information regarding our capital expenditures, see Item 5.IV, "Operating and financial review and prospects – Financial position."

Acquisitions and investments

A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on mutually beneficial terms. In the U.S., physicians and others who own dialysis operations might decide to sell their clinics (or investment interests in their clinics) to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside the U.S., doctors might determine to sell to us and/or enter into certain relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. Privatization of health care in Eastern Europe and Asia could present additional acquisition opportunities. We believe we are also viewed as a valuable strategic health care partner outside the dialysis business due to our experience in managing chronic disease for dialysis patients and our record of improving quality and patient satisfaction and reducing the overall cost of care, and our leadership in advancing innovation and improvement in health care.

For a discussion of our 2020 and 2019 acquisitions and investments, see Item 5, "Operating and financial review and prospects – III. Financial position – Net cash provided by (used in) investing activities."

Procurement and production

We operate modern production facilities worldwide to meet the demand for our dialysis products and other health care products. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment resulting in a competitive advantage in manufacturing our products. Production facilities and distribution centers are strategically located. This helps to reduce transportation costs and facilitate the distribution of products to our customers.

We produce and assemble hemodialysis machines and peritoneal dialysis cyclers in our Schweinfurt, Germany and our Concord, California, U.S. facilities. We manufacture and assemble dialyzers and polysulfone membranes in our Ogden, Utah, U.S., St. Wendel, Germany, L'Arbresle, France, Vrsac, Serbia (dialyzers), Buzen, Japan (dialyzers) and Changshu, China (dialyzers) facilities and at production facilities of our joint venture in Inukai, Japan. We manufacture hemodialysis concentrate products at various facilities worldwide, including France, Germany, Great Britain, Spain, Turkey, Serbia, Argentina, Brazil, Colombia, Ecuador, Australia, China, Malaysia, Canada, Mexico and the U.S. We manufacture PD solutions in North America, Europe, Latin America, and Asia, with two of our largest plants in Germany and the U.S. Additionally, we manufacture bloodlines in Mexico, China, Italy and Turkey. Our Reynosa, Mexico plant is the world's largest (by volume) bloodline manufacturing facility. See "Item 4.D. Property, plant and equipment," below.

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

With a focus on quality, costs and availability, GMQS has introduced a stable infrastructure with efficient processes and systems over the last several years. All production sites follow the Lean Manufacturing approach which, in our North America Segment and our Schweinfurt plant, includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of manufacturing processes to achieve a low defect rate resulting in improved product quality, while reducing manufacturing time. Our production of renal pharmaceuticals and medical devices must comply with current Good Manufacturing Practices under the applicable regulations of the U.S. FDA, the EU, and other jurisdictions. See "– Regulatory and legal matters – Product Regulation," below.

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

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive Supplier Relationship management and risk management systems connect all our global procurement activities to enhance global transparency, compliance with our Supplier Code of Conduct, standardized processes and constant monitoring of our projects and supplier-related activities. Our procurement risk mitigation efforts include (i) the development of partnerships with strategic suppliers through framework contracts, (ii) where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and (iii) measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring. See Item 3.D, "Key Information – Risk Factors."

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

Quality assurance and quality management in dialysis care

Our clinics work in conformance with the generally accepted quality standards of the industry, particularly the Kidney Disease Outcomes Quality Initiative ("KDOQI") guidelines from the U.S., the European Renal Best Practice standard and increasingly, Kidney Disease: Improving Global Outcomes ("KDIGO"), an industry initiative for global clinical practice guidelines. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, choosing local quality improvement projects and monitoring the progress towards achieving the quality targets which are informed by KDOQI, KDIGO and the Quality Agenda established by the FMCNA Medical Office. A rigorous scoring system, Clinical Quality Score, reports trends in outcomes and performance comparison among all levels of the organization. Visual representation of key performance indicators can be viewed in increasing levels of detail to provide transparency of results. In 2020, although impacted by the COVID-19 pandemic, we continued to develop and implement programs and tools to assist in achieving our quality goals. These include treatment algorithms based on best medical evidence, outlier management teams, and technology to highlight opportunities for improvement at the dialysis chairside.

The Medicare Improvements for Patients and Providers Act of 2008 created the ESRD quality incentive program under which dialysis facilities in the U.S. that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%. See Item 5. "Operating and financial review and prospects – II. Financial condition and results of operations – Overview." These programs blend the CMS quality standard measures against the industry baselines to attempt the improvement in quality through a pay for performance program that operates as a part of the ESRD PPS.

In our EMEA Segment, our quality management activities are a core element of our comprehensive NephroCare Governance Standards program. Our NephroCare Governance standards focus on meeting quality and safety requirements for the most critical process areas such as core patient care and safety critical support processes. Currently, all the dialysis clinics in 29 countries within our EMEA Segment have a QMS implemented either as NephroCare QMS Focus or as ISO 9001:2015 certified Healthcare Services QMS as a part of NephroCare Governance Standards.

Additionally, several countries in the EMEA Segment fulfill the ISO-Norm 14001:2015 for environmental management systems. These quality and environmental management systems deployed in the EMEA Segment form part of an Integrated Management System ("IMS") that closely reflects existing corporate processes and is used to fulfill many legal and normative requirements. In addition, the IMS offers a highly flexible structure that allows us to adapt to future regulations. The IMS not only fulfills the ISO 9001:2015 requirements, but also links it with the ISO-Norm 14001:2015. Furthermore, it conforms to the specific requirements that apply in the fields of pharmaceuticals and medical devices, for example to healthcare professionals. Prominent examples are the ISO-Norm 13485:2016, the Medical Device Directive 93/42/EEC as well as the new Medical Device Regulation (EU) 2017/745 for which we were subject to certification in 2020. Our conformity with the applicable requirements will be included as part of the audit program for 2021.

In our Latin America Segment, the IMS is based on the ISO 9001: 2015 standard with processes that allow us to understand and comply with the requirements, consider the processes in terms of added value, define and assign resources, train our employees, implement and control activities, obtain performance results and process effectiveness and continually improve our processes based on objective measurements. Our NephroCare governance standards focus on meeting quality and safety requirements for the most critical process areas such as core patient care and safety critical support processes. Certain dialysis clinics are ISO 9001: 2015 and ISO 45001: 2018 certified. The main policies, guides, and operational standard operating procedures are defined at the regional level, then communicated and adapted following pre-established criteria in each country to consider the regulatory requirements of each market. As part of the monitoring and continuous improvement of both processes and results, key performance indicators are established consistent with our policies regarding quality. These indicators measure performance at the dialysis clinic, country and regional levels, constituting one of the main tools to foster improvement. In addition, a plan of annual quality, regulatory and environmental audits is implemented at the regional level to review compliance and provide support in the continuous improvement of processes, complemented by internal audits in each country of the region. Lastly, employee satisfaction and patient experience surveys are performed as another source of areas for quality improvement.

Our principal focus of our clinical research includes the development of new products, technologies and treatment concepts to optimize treatment quality, safety and efficiency for kidney failure patients. This includes steps and processes for the reduction in the costs of providing care for our patients. See Item 5.VII, "Operating and financial review and prospects – Research and development."

Environmental management

We have integrated environmental protection targets into our operations. To reach these goals, our Environmental Management System ("EMS") in the EMEA Segment has been in use at certain of our production facilities as well as at a number of dialysis clinics. Environmental goals are set and monitored during all stages of the lives of our products, from their development to their disposal.

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

In our European clinics, we maintained our EMS in dialysis clinic organizations and we continued to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 13 countries in our European region are certified according to the revised environmental management standard ISO 14001:2015. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data, which is currently used in over 750 clinics in the EMEA Segment and the Latin America Segment. This software is intended to monitor and reduce consumption of resources and generation of wastes while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

In certain countries in our Latin America Segment, we monitor and seek to improve the quality of the treatment of liquid effluents in our dialysis clinics, as well as the measurement of working environmental conditions such as the presence of chemical vapors and sound levels. Through the integrated software solution e-con 5, we implemented controls and improvements regarding the consumption of water and electricity used for the treatment of dialysis and the pathological waste generated.

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

In our Asia-Pacific Segment, we are expanding data collection regarding energy and water consumption in our dialysis clinics. Processes are also being put in place to determine the amount of biohazardous waste that is generated as part of clinical operations. Several feasibility studies and pilot projects are being explored to reduce our environmental impact. Among these studies and pilot projects is the assessment of the use of solar panels in order to augment, or fully meet, the power requirements of certain centers. Efforts are underway to reduce our energy consumption by increasing the use of energy efficient lighting and air-conditioning units. In terms of waste reduction, we are also looking into the use of a family of systems that shred and autoclave medical waste into a sterile "non-infectious" confetti-like chaff which could allow for dialysis plastic waste to be disposed of as general waste or recycled into plastic materials. As a result, the amount of waste that is incinerated or enters landfills would be reduced. Additionally, we are working with local vendors to ensure other plastic waste generated in our clinics is either reused or recycled. These measures will further reduce our environmental impact and lower the carbon footprint of our clinical operations.

Patents and licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 11,200 patents and patent applications in major markets.

Technologies that are the subject of granted patents or pending patent applications include aspects of our hemodialysis, peritoneal dialysis and critical care treatment systems, relating to both single-use products and treatment machines.

Other parts of the patent portfolio relate to platform and future technologies, such as digital, data management and regenerative medicine.

We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a significant number of products for which patent protection has lapsed or where only particular features are patented. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacturing of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage. From time to time, our patents may be infringed by third parties and, in such cases, we will assert and enforce our rights. Registered patents may also be subject to invalidation claims made by competitors in formal proceedings (oppositions, trials, re-examinations, invalidation action, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property (see Item 3.D, "Key Information – Risk Factors" and note 22, "Commitments and contingencies," of the notes to the consolidated financial statements included in this report).

Trademarks

As the owner of trademarks or licensee under trademarks throughout the world, we currently hold rights in over 3,500 registered trademarks or trademark applications covering inter alia our key product branding in major markets.

Our principal trademarks and corporate names are or comprise the designation "Fresenius Medical Care" which we use stand-alone or together with a triangle figure in our corporate logo. The use of "Fresenius" in our trademarks is based on a perpetual, royalty-free license from Fresenius SE, our major shareholder and the sole shareholder of our general partner. See Item 7.B, "Related party transactions – Trademarks."

Risk management

We see risk management as the ongoing task of determining, analyzing and evaluating the spectrum of potential and actual risks arising from our business operations in our environment and, where possible, taking pre-emptive and corrective measures. The risk management system provides us with a basis for these activities. It enables management to identify risks that could jeopardize our growth or going concern, and to take steps to minimize any negative impact. Accordingly, it is an important component of the Company's management and governance.

The main objective of the risk management system is to identify potential risks as early as possible to assess their impact on business activities and enable us, where necessary, to take appropriate countermeasures. Due to constantly changing external as well as internal requirements and conditions, our risk management system is continuously evolving. In the past financial years, the completeness and validity of risk information within our risk management approach, as well as its effectiveness, was strengthened by the implementation of a formal process regarding the effectiveness review of countermeasures for certain risks as well as strengthening the interface between the compliance risk assessment and the enterprise risk management system.

The organizational structure of our risk management system and processes are shown in the following overview:

The structure of the internal risk management system is based on the internationally recognized framework for company-wide risk management, the "Enterprise Risk Management – Integrated Framework" of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

As part of the risk management system, regional risk coordinators assume the task of coordinating risk management activities within our operating segments and in selected functions with the help of risk management software. These activities relate to existing and potential emerging short-term as well as medium-term risks. Semiannually, identified risk information is processed by the risk coordinators and discussed in regional/functional risk committees. Subsequently, the central risk management function gathers the risks from regions and functions, analyzes and discusses them in the corporate risk committee and communicates the compiled results to the Management Board. The focus during this process is on significant risks, which are above a defined threshold.

The Management Board and central risk management are promptly informed of new risks that are estimated to be high or develop into high risks in order to ensure appropriate responses. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

In addition to risk reporting, standard reporting to management is an important tool for managing and controlling risks, as well as for taking preventive measures in a timely manner. Therefore, our Management Board is informed on a monthly basis about the industry situation, our operating and non-operating business and the outcome of analyses of our earnings and financial position, as well as of our assets position on a quarterly basis.

The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of Company departments, subsidiaries and information technology applications worldwide each year. Determined risk focus areas are audited across all business segments. The department works according to the internationally accepted standards of the Institute of Internal Auditors, which was confirmed by a quality assessment in 2017. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, information technology security, the reliability of financial reporting and compliance with accounting regulations and internal policies. The Company's locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit and Corporate Governance Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

The Global Internal Audit department is also responsible for monitoring the implementation of measures mitigating identified deficiencies. The Management Board is informed about the mitigation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. Due to COVID-19, the Global Internal Audit department suspended on-site audits from March 2020 onwards and conducted all audits remotely. In 2020, a total of 40 audits were carried out. Risk focus areas were compliance, acquisitions and cybersecurity.

Nevertheless, it is important to note that a functioning and adequate risk management system cannot guarantee that all risks are fully identified and controlled.

Internal control and risk management system for the Company's accounting process

Our internal control system over financial reporting is designed to ensure compliance with applicable accounting standards. The goal is to provide reasonable assurance that our consolidated financial statements are issued in accordance with appropriate accounting principles. Our internal reporting process is generally carried out at four levels and is designed for the reliable recording, processing and control of financial data and key figures. At each of these four reporting levels – the local entity, the region, the segment and the Company on a consolidated basis – the figures and data are compared regularly on a monthly and quarterly basis with the previous year's values, budget targets, and the latest internal projections. In addition, the Management Board and the departments responsible for preparing the consolidated financial statements discuss all parameters, assumptions and estimates that substantially affect the externally reported consolidated and segment results. The Audit and Corporate Governance Committee of the Supervisory Board also reviews current quarterly results and compares them with budgets and internal projections.

The internal control system contains guidelines and instructions designed for the appropriate and accurate recording and presentation of Company transactions.

Further control mechanisms aimed at achieving reliable financial reporting and correct recording of transactions within the accounting and the consolidation process include automated and manual reconciliations, as well as the separation of certain personnel functions to prevent potential conflicts of interest. All process owners identify and assess the risks of their respective processes in terms of the implications for accounting and financial reporting. These process owners also determine that corresponding controls are in place to minimize these risks. Changes to accounting standards are discussed on an ongoing basis and considered in the preparation of the financial statements. Employees responsible for financial reporting are provided with regular training regarding changes in accounting standards. The consolidation is performed centrally by the department which is responsible for the group accounting. The basis for the consolidation is derived from reporting packages and sub-group consolidated financial statements prepared and submitted by local group entities. The preparation of reporting packages and sub-group consolidated financial statements is performed according to central requirements and guidelines.

As we are also listed on the NYSE, we are required to comply with the U.S. Sarbanes-Oxley Act of 2002. Section 404 of this federal law stipulates that directors (in our case the management board) of companies listed in the U.S. are responsible for implementing and adhering to an effective internal control over financial reporting. Based on this requirement, the design and operating effectiveness of the internal control system over financial reporting are routinely tested and considered in regular internal audits and assessed annually by management. Our internal control over financial reporting is also audited by our independent registered public accounting firm.

The internal control system over financial reporting follows the criteria of the COSO model, Internal Control – Integrated Framework (2013), which was developed by COSO and is recognized as a standard by the SEC. In accordance with the COSO model, the internal control system over financial reporting is divided into five components: control environment, risk assessment, control activities, information and communication, as well as the monitoring of the internal control system. Each of these components is regularly documented, tested and assessed. We aligned our internal controls to fulfill the requirements of the COSO model.

The Company's review of the internal control system over financial reporting complies with a specific SEC guideline (Guidance Regarding Management's Report on Internal Control Over Financial Reporting) and is conducted with software support. Initially, regional project teams coordinate the assessment of the internal control system in each region, after which the results are consolidated for the Company and its subsidiaries. Based upon this assessment, management evaluates the effectiveness of the internal control system for the current fiscal year. External advisers are consulted as needed. A corporate steering committee meets several times a year to review regulatory developments and changes of relevant internal control requirements, to discuss possible control deficiencies and derive further measures. In addition, in its meetings, the Audit and Corporate Governance Committee of the Supervisory Board is informed regularly of the results of management's assessment.

Internal control systems over financial reporting are subject to inherent limitations, irrespective of how carefully these systems are designed. As a result, there is no absolute assurance that financial reporting objectives can be met, or that misstatements will always be prevented or detected.

For further information on these requirements and management's assessment of the Company's internal control over financial reporting for 2020, see Items 15.A. and 15.B, "Disclosure controls and procedures" and "Management's annual report on internal control over financial reporting."

Regulatory and legal matters

Regulatory and compliance overview

Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of health care centers, laboratories and manufacturing facilities for healthcare products, the provision of high quality health care for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new health care centers. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit private ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies.

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

  •
  recoupment or required refunding of payments received from government payors and government health care program beneficiaries because of any failures to meet applicable requirements;

  •
  a non-appealable finding of material violations of applicable health care or other laws; and

  •
  changes resulting from health care reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular products or services we provide.

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the "Anti-Kickback Statute", the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the "Stark Law", the U.S. Civil Monetary Penalties Law, including the prohibition on inducements to patients to select a particular health care provider, U.S. federal rules protecting the privacy and security of patient medical information, as promulgated under the Health Insurance Portability and Accountability Act of 1996 and, as amended by the Health Information Technology for Economic and Clinical Health Act (enacted as part of the American Recovery and Reinvestment Act of 2009) and the federal FCPA, as well as other fraud and abuse laws and similar state statutes, as well as similar laws in other countries.

As a global health care company, we are subject to laws and regulations concerning privacy and data protection. These laws and regulations govern, amongst other elements, the collection, use, disclosure, retention, and transfer of personal data. For example, the EU's General Data Protection Regulation, which became effective in May 2018, imposes substantial new worldwide obligations on the processing and disclosure of personal data. These laws continue to develop globally and differ from jurisdiction to jurisdiction, which increases the complexity and costs of our global data protection and security compliance programs. Because of varying legal requirements across the world, the FME Global Privacy Foundation establishes a set of requirements to help ensure appropriate use of personal data throughout its life cycle. While the Foundation creates a baseline compliance requirement for all of our subsidiaries and personnel, we are also obligated to comply with the requirements of all applicable local laws that impose other or stricter standards.

A number of U.S. states in which we operate have laws that prohibit business entities, such as the Company and our subsidiaries, from practicing medicine, employing physicians to practice medicine or exercising control over medical decisions by physicians (known collectively as the corporate practice of medicine prohibition). These states also prohibit entities from engaging in certain arrangements, such as fee-splitting, with physicians. Additional state and local laws and regulations require us to maintain certain licenses and certifications to operate our facilities and/or manufacture and distribute our products and services.

Our merger and acquisition activity, as well our business operations in both products and services, are regulated by antitrust and competition laws in the countries and localities in which we operate. Some of our transactions are subject to prior review and clearance by competition authorities, while others do not require any such review or clearance. Violations of competition laws may result in government enforcement action as well as private lawsuits. We develop and execute strategies in conformity with these laws to drive innovation and appropriate competition in our businesses and we provide regular internal training on appropriate business strategies under the competition laws.

The ACA enacted in the U.S. in 2010 and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. We, and the health care industry in general, will continue to be subject to extensive federal, state and foreign (i.e., non-U.S.) regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to health care laws that may create further restrictions. Proposals to restructure the Medicare program in the direction of a defined contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, may also be considered. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation, the outcomes and impact of such changes on our business, financial condition and results of operations are currently impossible to quantify or predict.

In response to the COVID-19 pandemic, federal and state governments have implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures include temporary waivers of and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments' enforcement priorities. Although many of these measures are designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict.

We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of business conduct applicable worldwide and available on our web site, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. We operate many facilities throughout the U.S. and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees or their agents or subcontractors, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded health care program, or engage in unlawful conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Federal Food, Drug, and Cosmetic Act, Anti-Kickback Statute, the Stark Law, the False Claims Act or the Foreign Corrupt Practices Act, among other laws. See note 22, "Commitments and contingencies," of the notes to our audited consolidated financial statements, included in this report.

While we operate under procedures and policies developed in response to the regulatory environment in which we conduct our business, there is no assurance that our interpretations of legal requirements will always be accurate or that our execution of legal requirements will always be sufficient or complete. Any failure to comply with legal requirements could result in repayment obligations, civil and criminal penalties, loss of licenses and certifications required to conduct business, limitations on our operations and greater governmental oversight.

Product regulation

U.S. pharmaceuticals

In the U.S., numerous regulatory bodies, including the FDA and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and/or a seller of drug products under their respective jurisdictions. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended ("FDCA") and FDA's implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with inspections as well as with federal CMS average sales price reporting, medical drug rebate program and other requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. We are required to notify the FDA of certain product quality issues. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products, we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from marketing or promoting our pharmaceutical products in a false or misleading manner and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices, including under the administrative, civil, and criminal penalty provisions of the FDCA. Other state and federal regulatory and enforcement agencies have authority to enforce related fraud, consumer protection, privacy, and other laws.

Pharmaceuticals outside the U.S.

Some of our products, such as peritoneal dialysis solutions and acute dialysis solutions, are considered medicinal products subject to the specific drug law provisions in various countries. The EU has issued several directives and regulations on medicinal products, including a directive on medicinal products for human use, No. 2001/83/EC (November 6, 2001), as amended. Each member of the EU is responsible for conforming its law to comply with this directive. In Germany, the German Drug Law (Arzneimittelgesetz) ("AMG"), which implements several EU requirements, is the primary regulation applicable to medicinal products.

The provisions of the AMG are comparable with the legal standards in all other European countries. As in many other countries, the AMG provides that a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the licensing authorities only if the quality, efficacy and safety of the medicinal product have been scientifically proven. Medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements.

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

Medical devices outside the U.S.

In Europe, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices, as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety. The MD Directive has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision-

making by enabling the EC to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices under the new Regulation (EU) 2017/745 ("MDR"), which came into force on May 25, 2017 and originally included a transition period of 3 years for most provisions, after which the MDR was scheduled to repeal the MD Directive and the AIMD Directive. Due to the COVID-19 pandemic, the transition period has been extended for one additional year until May 26, 2021 by Regulation (EU) 2020/561. Although the MDR is self-binding in all member states of the EU, numerous acts of the EC and of national legislation in each member state are necessary to fully implement the new legal provisions. These new provisions essentially include higher safety standards to be met by medical devices and, therefore, require a new conformity assessment procedure and re-certification of all medical devices regardless of whether they have already been placed on the market. There is a prolonged transition phase according to Art. 120 of the MDR, based on a valid EC certificate according to MD Directive, which will allow manufacturers until May 2024, at the latest, to continue to place their medical devices on the market and to align them with the MDR.

Conformity of our QMS with the applicable MDR requirements was assessed and confirmed during external audits by the respective notified body at the end of 2019 and in 2020. The first EU certificate, pursuant to the MDR, was issued mid 2020 by the respective notified body.

According to the current EU directives and regulations relating to medical devices, the CE mark shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of an EC certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO 13485:2016, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the EU requirements. If able to do so, the manufacturer must place a CE mark on the products. Medical devices that do not bear the CE mark cannot be sold or distributed within the EU.

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

FDA enforcement action

If the FDA believes that a regulated company is not in compliance with applicable laws and regulations, it can pursue various administrative and enforcement actions, including, for example, issuing an untitled or warning letter, initiating a seizure action, or seeking an injunction. Among other things, these actions can result in the assessment of administrative penalties, product recalls, and civil or criminal enforcement. Such actions could also lead to additional enforcement by other state or federal government agencies as well as lawsuits by patients or shareholders.

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

Potential changes impacting our private payors

On August 18, 2016, CMS issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. FMCH and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for ESRD Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. See Item 3.D, "Key information – Risk factors." On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results. See "– Regulatory and legal matters – Reimbursement – Possible changes in statutes or regulations" for further information on charitable premium assistance programs.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes, which could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries, mandate new or alternative operating models and payment models, and/or increase our operating expenses that could present more risk to our health care service operations. Ballot initiatives that are successfully introduced at the state level in the U.S. require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See "– Regulatory and legal matters – Reimbursement – Possible changes in statutes or regulations," below.

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

An EMS based on ISO 14001:2015 has been established in our main European production plants and in a high number of dialysis clinics in the European region. Compliance with environmental laws and regulations is a core objective of our EMS. Internal and external audits are organized and performed to verify compliance with the EMS requirements and applicable environmental laws and regulations. For additional information, see "– Environmental Management," above.

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

Several states have certificate of need programs regulating the establishment or expansion of health care facilities, including dialysis centers. We believe that we have obtained all necessary approvals for the operation of our health care facilities in accordance with all applicable state certificate of need laws. In states that also have certificate of need programs, the licensure requirements are separate and in addition to the need for certificates of need. In response to the COVID-19 pandemic, federal and state governmental agencies have implemented a number of temporary measures, including waivers and modifications to existing facility certification, licensing and certificate of need rules and regulations. These temporary measures are expected to last only during the existence of the COVID-19 public health emergency. Once these measures end, to the extent we have relied on these waivers or modifications, in certain circumstances we could be forced to either obtain new, permanent certifications, licenses or certificates of need for certain health care centers, renal diagnostic support businesses and laboratories to continue operating them in the manner we have during the public health emergency, or we could be forced to change our operations if we are no longer able to rely on these modifications or waivers.

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

Reimbursement

As a global company delivering health care and dialysis products, we are represented in around 150 countries worldwide. Consequently, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in very different economic environments and health care systems.

Health care systems and reimbursement structures for ESRD treatment vary significantly by country. In general, the government (in some countries in coordination with private insurers) or social and private insurance programs pay for health care. Funding is achieved through taxes and other sources of government income, from social security contributions, or a combination of those sources. However, not all health care systems provide for dialysis treatment. In some developing countries, only limited subsidies from government, social insurances or charitable institutions are available, and typically dialysis patients must personally finance all or a substantial share of the treatment cost. Irrespective of the funding structure, in some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.

U.S.

Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In the U.S., Medicare pays as the primary insurer for Medicare-eligible individuals under most circumstances. Some patients pay for their healthcare services primarily through commercial insurance coverage. For Medicare primary patients, Medicare pays 80 percent of the prospective payment amount for the ESRD Prospective Payment system items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary's cost-sharing obligations (typically an annual deductible and 20 percent co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20 percent co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts.

We have managed care contracts to provide services as in-network providers with some Medicare Advantage and commercial insurance plans. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80 percent of the prospective payment amount for the ESRD PPS items and services we provide their members. On May 22, 2020, CMS issued a regulation that removed outpatient dialysis from its list of specialty facilities that are subject to specific time-and-distance standards regarding Medicare Advantage network adequacy. This regulation may impede our ability to participate in Medicare Advantage plan networks.

Medicare's ESRD Prospective Payment System.    Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) calcimimetics (as of January 1, 2021), oral vitamin D analogues, oral levocarnitine, ESAs and other ESRD-related pharmaceuticals (other than vaccines and oral-only drugs) furnished to ESRD patients that were previously reimbursed separately under Part B or Part D of the Medicare program, (iii) most dialysis-related diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD.

Payment rates vary by both patient and facility. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass) and certain co-morbidities. The base payment rate is also adjusted for (i) certain high cost patient outliers reflecting unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located. The Protecting Access to Medicare Act of 2014 ("PAMA") provides that rates will be updated by the market basket rate of increase net of multifactor productivity adjustment. The ESRD PPS also provides for: (i) a training add-on payment for home and self-dialysis modalities, (ii) a transitional drug add-on payment adjustment ("TDAPA"), and (iii) a transitional add-on payment adjustment for new and innovative equipment and supplies ("TPNIES").

On November 2, 2020, CMS issued a final rule for the ESRD PPS rate for calendar year ("CY") 2021. CMS estimates that, on average, large dialysis organizations will receive a 2.9% increase in payments under this final rule. The base rate per treatment is $253.13 which represents a 5.8% increase from the 2020 base rate of $239.33. The updated rate for CY 2021 adds $9.93 to the base rate to pay for calcimimetics, which were previously, but will no longer be, reimbursed under the TDAPA. Under the CY 2021 final rule, calcimimetics will be eligible for outlier payments, when applicable. The updated rate also includes the adjustment for the wage index budget-neutrality factor of 0.999485, and a market basket increase of 1.9% that is partially offset by a 0.3% multifactor productivity adjustment (as mandated by the ACA), yielding a productivity-adjusted market basket increase of 1.6%. The 2021 ESRD PPS rate retains the 2020 wage index floor of 0.5000. The labor-related portion of the ESRD PPS base rate to which the wage index is applied will be 52.3% in 2021. CMS updated the AKI payment rate for CY 2021 to $253.13, which is the same as the base rate finalized under the ESRD PPS for CY 2021. As a result of the projected 2% overall payment increase, CMS estimates that there will be an increase in beneficiary co-insurance payments of 2% in CY 2021.

CMS also revised the TPNIES policy in the final rule. For purposes of eligibility for the TPNIES, the applicant must meet certain deadlines. CMS also revised the definition of "new" for the purposes of the TPNIES policy to mean three years beginning on the date on which the applicant receives FDA marketing authorization. Additionally, CMS expanded the TPNIES to include capital-related assets that are home dialysis machines when used in the home for a single patient. As with other renal dialysis equipment and supplies potentially eligible for the TPNIES, CMS will evaluate the application to determine whether the home dialysis machine represents an advancement that substantially improves, relative to other dialysis services previously available, the diagnosis or treatment of Medicare beneficiaries and meets other requirements set forth in the applicable regulation. Under this policy, for two calendar years, CMS would pay 65% of the Medicare Administrative Contractor determined pre-adjusted per-treatment amount, reduced by an average per-treatment offset amount of $9.32, the amount currently included in the base rate for dialysis machines. Once the two-year TPNIES period ends, the home dialysis machines would not be eligible outlier services, and no change would be made to the ESRD PPS base rate. Finally, CMS considered two products, a dialyzer and a cartridge for a home dialysis machine, for TPNIES in CY 2021. CMS determined that neither product met the eligibility criteria for TPNIES for CY 2021 but acknowledged that, with respect to the dialyzer, the applicant is eligible to apply for CY 2022 and CY 2023.

In the CY 2021 ESRD PPS final rule, CMS updated the outlier policy and outlier services fixed-dollar loss ("FDL") amounts and Medicare Allowable Payment ("MAP") amounts for adult and pediatric patients, using 2019 claims data. CMS has consistently lowered the MAP amount each year under the ESRD PPS. For CY 2020, outlier payments represented only 0.5 percent of total ESRD payments, and CMS believes that using CY 2019 claims data to update the outlier MAP and FDL amounts for CY 2021 will increase payments for ESRD beneficiaries requiring higher resource utilization in accordance with a target outlier percentage of 1 percent.

Sequestration of Medicare payments.    On August 2, 2011, the BCA was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. The BCA, in effect, required automatic across-the-board spending cuts for most government programs over nine fiscal years (2013-2021); these cuts were projected to total $1.2 trillion. The first cuts for Medicare payments to providers and suppliers were initially implemented on April 1, 2013. As a result of subsequent legislation, these cuts have been extended through the fiscal year ("FY") 2030. Under the BCA, as amended, the reduction in Medicare payments to providers and suppliers (the "U.S. Sequestration") is limited to one adjustment of no more than 2 percent in each year through 2029, rising to 4.0 percent for the first half of FY 2030 and dropping to 0.0 percent for the second half of FY 2030. The U.S. Sequestration is independent of Medicare's annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. As part of the COVID-19 relief measures, the CARES Act temporarily suspended the 2 percent sequestration from May 1, 2020 through December 31, 2020. The Consolidated Appropriations Act of 2021 extends this temporary suspension through March 31, 2021.

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

In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once the FDA approves any non-oral ESRD-related drug in a category previously considered oral only, such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a TDAPA. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process, as CMS did in the CY 2021 final rule for calcimimetics.

As noted above, the CY 2021 ESRD PPS final rule ended the TDAPA for calcimimetics which will now be paid for as part of the ESRD PPS Base Rate. Starting January 1, 2021, the revised drug designation policy, including the revised TDAPA payment policy took effect. CMS will no longer pay for Sensipar® and Parsabiv® under the TDAPA policy.

The introduction of Parsabiv®, an intravenous calcimimetic, has resulted in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers, as a medical benefit. While we receive additional reimbursement from some payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape for non-Medicare payors continues to evolve. Accordingly, whether CMS's inclusion of calcimimetics in the ESRD PPS base rate will influence the reimbursement landscape for other payors is currently unknown.

Several generic calcimimetic products have been approved by the FDA. FMCH has been able to purchase certain of these generic calcimimetic products at rates that are lower than the rate paid for the brand name calcimimetic, Sensipar®. As a result, FMCH has been able to realize a savings in cost. Amgen, Inc. ("Amgen"), the manufacturer of Sensipar®, has taken steps to prevent the continued sale of the generic products through settlement and legal action. Amgen has recently entered several settlement agreements with several manufacturers of generic calcimimetic products, including but not limited to Teva Pharmaceutical Industries Ltd., Cipla Ltd. and Amneal Pharmaceuticals LLC and an affiliate thereof. Although the terms of these settlements are confidential, the agreements have been publicized as prohibiting these manufacturers from manufacturing their generic calcimimetic products for certain periods of time or except under certain circumstances or both. If Amgen continues to be successful in its efforts to prevent the continued sale of generic calcimimetics, FMCH might not be able to purchase a lower priced alternative and continue to realize cost savings, which could have an adverse effect on our business, results of operations and financial condition. For information on the impact of the implementation of PAMA oral-only provision for calcimimetics, see Item 5. "Operating and financial review and prospects – III. Results of operations, financial position and net assets – Year ended December 31, 2020 compared to year ended December 31, 2019" below and Item 5. "Operating and financial review and prospects – III. Results of operations, financial position and net assets – Year ended December 31, 2019 compared to year ended December 31, 2018" in our Annual Report on Form 20-F for the year ended December 31, 2019.

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

On December 2, 2020, CMS issued the CY 2021 final rule for hospital outpatient and ambulatory surgery center payment systems. For CY 2021, CMS will continue to pay certain dialysis vascular access codes at the Ambulatory Surgical Center ("ASC") rate. The rule to update the ASC Fee Schedule for CY 2021 generally increases the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, the average increase is 2.6% compared to the prior year. CMS also updated the Physician Fee Schedule for CY 2021. On December 2, 2020 CMS released the annual Physician Fee Schedule (PFS) final rule which cut reimbursement in CY 2021 for certain specialty services, including those related to cardiovascular and vascular access care. On December 27, 2020 the Consolidated Appropriations Act, 2021 (H.R. 133) was enacted which modified the physician fee schedule for CY 2021 to increase payment rates for all physicians by 3.75 percent, partially offsetting the cuts finalized by CMS.

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

In the CY 2021 ESRD PPS final rule, CMS finalized several programmatic updates to the ESRD QIP and codified data submission requirements for calculating measure scores. Under the ESRD QIP program, CMS assesses the total performance of each facility on measures specified per payment year and applies an appropriate payment reduction to each facility that does not meet a minimum total performance score ("TPS"). For performance year 2023, CMS estimated that a facility must meet or exceed a minimum TPS of 57 in order to avoid a payment reduction. In the CY 2021 final rule, CMS updated the scoring methodology for the Ultrafiltration Rate reporting measure to score facilities based on the number of eligible patient-months as opposed to facility-months. CMS also updated the scoring methodology for the National Healthcare Safety Network (NHSN) validation study to reduce the number of required records from 20 records across each of the first two quarters to 20 records across any two quarters. In the 2021 ESRD PPS final rule, CMS also acknowledged that the nationwide Extraordinary Circumstances Exception (ECE) that CMS granted to facilities in response to the COVID-19 public health emergency, which excluded data from the first and second quarter of CY 2020, may impact the CY 2020 data. CMS is currently considering ways to address the impact of this exclusion and will provide further guidance in the CY 2022 ESRD proposed rule. The final rule also finalizes payment reductions of up to two percent for the PY 2023 ESRD QIP. The total payment reductions for the approximate 1,790 out of 7,610 Medicare-enrolled dialysis facilities expected to receive a payment reduction is approximately $15.8 million for the 2021 performance year.

ACA provides for broad health care system reforms, including (i) provisions to facilitate access to private health insurance, (ii) expansion of the Medicaid program, (iii) industry fees on device and pharmaceutical companies based on sales of brand name products to government health care programs, (iv) increases in Medicaid prescription drug rebates, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, enacted December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. In 2017, Congress considered legislation to "repeal and replace" ACA and may return to these issues in the future. However, the Biden Administration is unlikely to support policies that undermine ACA access, coverage and payment provisions. To the contrary, the Biden Administration is likely to advance ACA expansions where possible administratively (by Executive Order) and through introduced legislation. The outcome of a pending Supreme Court challenge to the ACA brought by several Republican attorneys general, and supported by the previous administration, is not predictable at this time. A decision is expected in the second quarter of 2021. See below for more detail on this pending case.

ACA includes a provision referred to as the individual mandate that requires most U.S. citizens and noncitizens to have health insurance that meets certain specified requirements or be subject to a tax penalty. On December 22, 2017, President Trump signed into law sweeping changes to the U.S. Tax Code. Among the provisions included in the law was an amendment to this ACA provision that reduced to zero the excise tax penalty imposed on individuals who do not obtain minimum essential health care coverage. The provision became effective in 2019. The Congressional Budget Office estimated in November of 2017 that elimination of the mandate had the potential to decrease the number of individuals with health insurance by approximately 4 million in 2019 and premiums were likely to increase because healthier individuals were likely to opt out of paying for health insurance without the influence of a penalty. On February 26, 2018, the Texas and Wisconsin Attorneys General, leading a 20-state coalition, filed a lawsuit challenging the constitutionality of the ACA in the Northern District of Texas titled Texas and Wisconsin, et al v. United States, et al (N.D. Tex). The plaintiffs argued that because the amendment "renders legally impossible the Supreme Court's prior savings construction of the Affordable Care Act's core provision – the individual mandate – the Court should hold that the ACA is unlawful and enjoin its operations." On December 14, 2018, the Court granted a partial summary judgment finding the individual mandate unconstitutional and the remaining provisions of the ACA inseparable, and therefore invalid, and granted the plaintiffs' claim for declaratory relief in Count 1 of the amended complaint. On December 30, 2018, the Court issued a final judgment on Count 1, which enabled the decision to be appealed. In December 2019, a three-judge panel from the U.S. Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the individual mandate to be unconstitutional because it can no longer be read as a tax, and there is no other constitutional provision that justifies this exercise of congressional power. The Supreme Court heard oral arguments in the case, Texas v. Azar, on November 10, 2020 and is expected to issue a ruling by the second quarter of 2021.

Pharmaceuticals.    We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as other government reimbursement programs including Medicare Part D Gap, TriCare and state pharmacy assistance programs established according to statutes, government regulations and policy. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule ("FSS") of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs ("VA"). Under our license to market and distribute the intravenous iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes ("NDCs")), which is reimbursed under Part B of the Medicare program. Our products are also subject to a federal requirement that any company participating in the Medicaid rebate or Medicare program charge prices to Medicare comparable to the rebates paid by State Medicaid agencies on purchases under the Public Health Services ("PHS") pharmaceutical pricing program managed by the Department of Health and Human Services (also known as the "340B program" by virtue of the section of the Public Health Service Act that created the program). The PHS pricing program extends these deep discounts on outpatient drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, certain "look alikes," as well as various other providers. ACA expanded the 340B program to include additional providers.

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations and price reporting rules are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current Average Manufacturer Price ("AMP") and Best Price for our pharmaceutical products. The Veterans Health Care Act imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the Federal Ceiling Price, which is determined by applying a statutory discount to the average price charged to non-federal customers through wholesalers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug's average sales price ("ASP"), additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program (to the extent these manufacturers participate in the Medicaid rebate program, from which an obligation to report Part B drug prices flows). Since Venofer® is covered under Part B, we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC and reporting it to CMS. The Medicare ESRD PPS system incorporates payment for Venofer® at dialysis facilities.

Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on our operating results.

Laboratory tests.    Spectra obtains a portion of its revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The dialysis clinics obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate designated in the capitation agreement. Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100 percent of the payment amounts on Medicare's Clinical Laboratory Fee Schedule ("CLFS"), although payment rates are further reduced by a 2% sequestration adjustment that remains in place until further notice. As part of the federal government's response to the coronavirus pandemic, Section 3709 of the CARES Act temporarily suspended the 2% sequestration adjustment. The suspension is effective for claims with dates of service from May 1 through December 31, 2020. The Consolidated Appropriations Act of 2021 extends this temporary suspension through March 31, 2021.

PAMA required CMS to substantially revise how payment rates are determined under the CLFS. The new rates, effective January 1, 2018, were determined based on the median of rates paid by private payors for these tests in the period before the new rates took effect. The new rates are effective for most tests for a three-year period, with no updates during that period for inflation or other factors. PAMA provided that rate declines were limited to 10 percent in each of the first three years. Section 3718 of the CARES Act extended the phase-in of payment reductions. There is no reduction for 2021 and payment may not be reduced by more than 15 percent from 2022 through 2024. CMS will collect private payor data and calculate new payment rates every 3 years. Payment rates for the majority of tests paid on the CLFS were reduced under PAMA. These declines are not expected to directly affect Spectra's principal source of revenue, payments from dialysis facilities for laboratory tests included in the ESRD PPS. We cannot predict whether Spectra may witness indirect effects in future years as the laboratory industry and its customers adjust to the new CLFS rates.

Coordination of benefits.    Medicare entitlement begins for most patients at least three months after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient's insurance, Medicaid or a state renal program is generally responsible for payment.

Patients who are covered by Medicare and are also covered by an employer group health plan ("EGHP") are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period, the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor for a total of 33 months, including the 3-month waiting period plus the 30-month coordination period. Any significant decreases in EGHP reimbursement rates could have material adverse effects on our provider business and, because the demand for our products is affected by provider reimbursement, on our products business.

Participation in new Medicare payment arrangements.    For information on our value-based agreements and health insurance products, see "– Business Overview – Care Coordination – Value and risk-based arrangements.", above.

Executive order-based models.    On July 10, 2019, an Executive Order on advancing kidney health was signed in the U.S. Among other things, the order instructed the Secretary of HHS to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020, the ESRD Treatment Choices ("ETC") model, is a mandatory model that creates financial incentives for home treatment and kidney transplant with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of thirty percent of the Hospital Referral Regions. As of December 31, 2020, 975 U.S. dialysis clinics, representing approximately 35% of our U.S. dialysis clinics, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment ("HDPA"), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first payment year, to 2% in the second payment year, and to 1% in the final payment year. This model also includes a Performance Payment Adjustment ("PPA") beginning in July 2022. PPA payments will be a combined calculation of home dialysis and transplant rates based upon historic and/or benchmark data from comparison geographic areas. Possible PPA payment adjustments increase in time and will range from (5%) to 4% in the first payment year (beginning July 2022) for both physicians and facilities and rise to (9%) and 8% for physicians and (10%) and 8% percent for facilities in the final payment year (ending in June 2027).

Pursuant to the Executive Order, the Secretary also announced voluntary payment models, Kidney Care First ("KCF") and CKCC model (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplant. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity. Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provides a start-up period during which the KCE is not at financial risk. Prior to April 1, 2021, each KCE will elect whether to continue its participation at-risk beginning in the first Performance Year which starts on April 1, 2021 and ends December 31, 2021. Three of the 28 KCEs have already elected to drop out of the CKCC model during the implementation period. Once implemented, the CKCC model is expected to run through 2025. We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

Possible changes in statutes or regulations.    Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. For example, the Dialysis Patient Access to Integrated-care, Empowerment, Nephrologists, Treatment, and Services Demonstration Act of 2016

(a.k.a., the PATIENTS Act, S.3090/H.R.5942) was introduced in the U.S. Congress during the 2015-2016 session. If enacted, the legislation would, among other things, create a new ESRD-specific model of coordinated care not unlike that of the ESRD Seamless Care Organizations that would be mandated to be Advanced Alternate Payment Models as defined by the Medicare Access and CHIP Reauthorization Act, give enrolled patients supplemental benefits beyond what is available under current Medicare plans and establish incentives for providers, physicians and patients enrolled in the model. Nephrologists who are APM qualified participants would be eligible for the 5% payment bonus and would not be required to comply with MIPS reporting requirements. Other examples include ballot initiatives introduced at the state level which could further regulate clinic staffing requirements, state inspection requirements and commercial reimbursement rates. For example, in 2019, the State of California enacted legislation impacting commercial payment rates in cases where charitable premium assistance is provided to patients, but the effective date of such legislation has been preliminary enjoined. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. While there is uncertainty regarding the passage and scope of these ballot initiatives (beyond the State of California), if some form of ballot initiative passes at the state level, such action could have a material adverse impact on our business. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. Additionally, in response to the COVID-19 pandemic, the federal and state governments have implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures include temporary waivers and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments' enforcement priorities. Although many of these measures are designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict. See Item 3.D, "Key Information – Risk factors," as well as "– Health care Reform" below.

Non-U.S.

As a global company delivering health care and dialysis products in around 150 countries worldwide, we face the challenge of addressing the needs of patients and customers in widely varying economic and health care environments. A country's approach to reimbursement and market pricing is markedly influenced by the type of health care funding system it employs. National insurance systems have been characterized by greater decentralization and generally a more widespread use of 'fee-for-service' agreements.

In the major European and British Commonwealth countries, health care systems are generally based on one of two funding models. The health care systems of countries such as Germany, France, Belgium, Austria, Czech Republic, Poland and Hungary are based on the Bismarck-type system; where mandatory employer and employee contributions dedicated to health care financing are required. Countries such as the United Kingdom, Canada, Denmark, Finland, Portugal, Sweden and Italy established their national health services using the Beveridge-type system, which provides a national health care system financed by taxes. However, during the last decade, health care financing under many social security systems has also been significantly subsidized with tax money.

In Asia-Pacific, Universal Health Care ("UHC") is at varying stages of implementation and, as such, reimbursement mechanisms may vary significantly between countries (including variances at the state, provincial or city level). Tax-based health care funding systems are mostly seen in New Zealand, Hong Kong, Malaysia and Thailand where governments have more direct levers to manage the provision of health care. Other countries, such as Japan, Taiwan and South Korea, finance health care through social health insurance mandating citizens to make contributions into a pooled fund. Indonesia and India continue their effort into achieving UHC amidst system challenges. Singapore has a multi-tier system with mandatory medical savings account alongside means-tested subsidies to cover catastrophic illnesses. China has achieved UHC and recently merged its original three insurance schemes into two to bridge the gap in access between urban and rural residents.

In Latin America, health care systems are funded by public payors, private payors or a combination of both. For countries such as Argentina, Brazil, Chile, Colombia, Curaçao, Ecuador, Guatemala and Peru, UHC covers ESRD for all citizens, funded by employers as well as individual compulsory contributions. In Peru, UHC is not yet fully implemented. Private insurers complement health care coverage, particularly in

Argentina, Brazil and Colombia, and may be preferred by patients for a better quality of treatment or convenience. For those countries in Latin America in which we operate, with the exception of Chile, Curaçao, Ecuador and Peru where rates may vary depending upon payors, reimbursement rates are independent of treatment modality. Each payor (public or private) defines its own tariff, subject to a yearly revision to restore the value eroded by inflation. In Colombia, competition bids for lower prices without regard to adjusted tariffs and in Brazil, where public payors represent more than 60% of the share, inflation adjustments for dialysis care services are not often received.

Remuneration for ESRD treatments widely differs between countries but there are three broad types of reimbursement modalities: global budget, fee-for-service reimbursement and a bundled payment or capitation rate paid at predetermined periods. In some cases, reimbursement modalities may also vary within the same country depending on the type of health care provider (public or private). Budget allocation is a reimbursement modality used mainly for public providers in most of European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee for service, which used to be the most common reimbursement modality for private providers in European and Asia-Pacific countries, is increasingly being replaced by periodic reimbursement bundles. These include different components of the ESRD treatment and level of payment is linked to certain quality parameters.

Additionally, in Europe and in some parts of Asia-Pacific, operations are increasingly subject to cost management strategies, such as health technology assessments (a strict analysis on the entry of new products and services), which require additional data, reviews and administrative processes, all of which increase the complexity, timing and costs of obtaining reimbursement for products and services, simultaneously putting continuous downward pressure on available reimbursement. In addressing these cost containment pressures, the Company is developing more expertise in the Health Economics and Market Access field in order to respond, counteract and proactively anticipate health system funding changes that impact our business. The main aim of this development is to demonstrate that our products and services create value for patients and for those who pay for health care. The Company advocates to encourage a long-term partnership for sustainable health care financing and value-based payment programs.

Generally, in European countries with established dialysis programs, reimbursements range from €70 to more than €400 per treatment. In Asia-Pacific and Latin America, reimbursement rates can be significantly lower. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. However, because the services and costs that are reimbursed differ widely between countries, calculation of an average global reimbursement amount would likely bear little relation to the actual reimbursement system in any one country. Hence, country comparison will be relevant only if it includes an analysis of the cost components covered, including their individual costs, services rendered and the structure of the dialysis clinic in the countries being compared.

Anti-kickback statutes, False Claims Act, Stark Law and other fraud and abuse laws in the United States

Some of our operations are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to patients with Medicare, Medicaid and other types of U.S. Government and state government health insurance. Our operations are also subject to federal statutes that govern the relationships and assistance that we may provide to our patients. Such laws include the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law and other federal health care fraud and abuse laws and similar state laws. The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the health care sector.

The Office of the Inspector General of HHS ("OIG"), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect arrangements and practices that may violate fraud and abuse laws.

The government's ability to pursue actions against potential violators has been enhanced over the past years, by expanding the government's investigative authority, expanding criminal and administrative penalties, by increasing funding for enforcement and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, the ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. The ACA and implementing regulations also require providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or else all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim.

In late 2020, both CMS and the OIG issued final rules that implemented changes to the regulations for the Stark Law, Anti-Kickback statute and Civil Monetary Penalty Law. These rules were aimed at easing the burden of compliance and promoting coordinated care.

Health care reform

In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. health care system. The ACA, enacted in 2010, contained broad health care system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government health care programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3% excise tax on manufacturers' medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and former President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. Throughout the years of the Obama Administration, the Republicans in Congress attempted on several occasions to repeal the ACA, recognizing that any such effort would be rejected by a Presidential veto. Similarly, during the 2016 Presidential campaign, Donald Trump called for a repeal and replacement of the ACA, though no legislation to repeal the ACA has been passed. In the 2020 Presidential campaign, President Joe Biden called for further expansions of the ACA, the potential for a reduction in Medicare eligibility age, and a so-called "public option." The fate of these campaign proposals will largely rest with the Congress, which convened for its 117th Session on January 3, 2021 with a Democrat majority in the U.S. House and the leadership of the Senate.

In National Federation of Independent Business v. Sebelius, the U.S. Supreme Court affirmed the right of individual states to elect whether or not to participate in the ACA's Medicaid expansion. As of November 2020, thirty-nine states (including the District of Columbia) elected to expand their programs. Because 12 states declined to participate, the number of uninsured individuals will be greater than originally expected when the ACA was passed. We cannot predict whether additional states will agree to participate in the expansion in future years, presuming that there is no change in the current law.

The Trump Administration and several states led by Republican Governors filed suit to challenge the constitutionality of the ACA and, in particular, its requirement that all U.S. citizens purchase health coverage, known as the "individual mandate." In December 2019, a three-judge panel from the U.S. Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the mandate to be unconstitutional because, after elimination of the excise tax penalty imposed on individuals who do not obtain minimum essential health care coverage, there is no other constitutional provision that justifies this exercise of congressional power. The Supreme Court heard oral arguments in the case, Texas v. Azar, on November 10, 2020 and is expected to issue a ruling in the second quarter of 2021. For additional information, see "– Reimbursement – U.S. – ESRD PPS quality incentive program" above.

The Trump Administration initiated revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of the ACA, with or without changes in legislation. Significantly, in October 2017, the Trump Administration announced that it would immediately cease paying CSR subsidies to insurers. These subsidies reduce deductibles, coinsurance and copayments for individuals and families at or below 250% of the federal poverty level. Under the law insurers are still mandated to provide lower out-of-pocket costs for low-income individuals; as a result, ending CSR payments has caused many insurers to increase premiums in the individual insurance market to offset the loss of the federal support. In its FY 2019, 2020 and 2021 budget proposals, the Trump administration altered course and requested authority to fund CSR payments. Neither the FY 2019, FY 2020, nor FY 2021 CSR budget proposal was ultimately included in appropriations authorized by Congress, and we cannot predict whether the inclusion of this funding for 2021 will come to pass. Although the Biden Administration has promised major changes in premium tax credits and cost sharing subsidies, it is too early to predict with specificity which policy change will be proposed in President Biden's first budget request to Congress for FY 2022, or which policies Congress will choose to enact. Throughout 2020, insurers continued to challenge the previous administration's non-payment of CSR subsidies in litigation. On April 27, 2020, the Supreme Court issued its decision in Main Community Health Options vs. United States, in which the Supreme Court held that the government was obligated to make full risk corridor payments. More recently, on August 14, 2020 the Court of Appeals for the Federal Circuit issued decisions in two cases (Sanford Health Plan v. United States and Community Health Choice v. United States) holding that the previous Administration owed CSRs to health plans in 2017 and directed the Court of Federal Claims to decide the status of payments owed in 2018 and later, a process that is ongoing. On January 28, 2021, President Biden issued an Executive Order on Strengthening Medicaid and the Affordable Care Act, which directs the Secretaries of the Departments of Health and Human Services, Treasury and Labor to, among other things, review and examine policies or practices that may undermine the Health Insurance Marketplace or the individual, small group, or large group markets for health insurance in the United States, policies or practices that may present unnecessary barriers to individuals and families attempting to access Medicaid or ACA coverage, and policies or practices that may reduce the affordability of coverage or financial assistance for coverage, including for dependents, and to "as soon as practicable, publish proposed rules suspending, revising or rescinding those agency actions inconsistent with the policy goal of protecting and strengthening Medicaid and the ACA and to make high-quality healthcare accessible and affordable for every American." Although it is premature to predict with certainty, the Executive Order suggests a reversal of the previous administration's position with respect to CSR payments and the promotion of other financial supports to ensure high-quality affordable coverage options.

On April 27, 2020, the Supreme Court ruled in Maine Community Health Options v. United States that the federal government must pay over $12 billion to health insurers that sold consumer policies on public exchanges and had claimed losses under the Risk Corridors Program established by the ACA. To encourage health insurers to participate in the public exchanges, the ACA created the Risk Corridors Program, a temporary framework to compensate insurers for unexpectedly unprofitable plans during the ACA's first three years. Pursuant to a formula, insurers with profits exceeding a certain amount were required to pay to the government a portion of the excess profits, and insurers that experienced higher than expected loses would be reimbursed by the government. Rather than paying the amounts owed, Congress, through appropriations riders, prevented CMS from paying these amounts for each year of the program. In Maine Community Health Options, the Supreme Court held that, notwithstanding the appropriations riders, the government is required to pay the amounts owed to the participating insurers, which total over $12 billion.

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

In January 2018, the Trump Administration released guidance aimed at allowing states to impose work requirements for Medicaid beneficiaries, a major shift in the design of the health insurance program for the poor and disabled. The CMS claims that work requirements will help people lead healthier lifestyles. Opponents fear the requirements simply will lead to the poor and disabled losing health benefits, and that such requirements exacerbate the hardships resulting from increased unemployment during the COVID-19 pandemic. At least twenty states have applied for Medicaid waivers that include work requirements. The Arizona, Georgia, Indiana, Nebraska, Ohio, South Carolina, Utah and Wisconsin programs have been approved by CMS, although most are not yet implemented. The Arkansas, Kentucky, Maine, Michigan and New Hampshire programs have also been approved by CMS, but were subsequently set aside by court orders or refused or rescinded by state officials. In December 2020, the Supreme Court agreed to review the lower-court decisions involving the Arkansas and New Hampshire work requirements. The other states who have applied for waivers are Alabama, Idaho, Mississippi, Montana, Oklahoma, South Dakota, Tennessee and Virginia. It is not currently possible to accurately predict the impact such programs will have over time. President Biden has issued an executive order that directs agencies to review policies put in place during the previous administration, including CMS's guidance for states to implement work requirements for Medicaid beneficiaries.

C.    Organizational structure

The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2020. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America." For additional discussion regarding the Company's principal subsidiaries, see note 1a), "The Company, basis of presentation and significant accounting policies – Principles of consolidation and composition of the group.

D.    Property, plant and equipment

Property

The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described in note 5, "Related party transactions," of the notes to the consolidated financial statements included in this report.

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
St. Wendel, Germany	109,924	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	102,193	owned		Manufacture of polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions
Biebesheim / Gernsheim, Germany	65,000	leased	December 2023	Central distribution Europe, Asia-Pacific and Latin America
L´Arbresle, France	48,120	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding
Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Bogota, Colombia	37,000	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, intravenous solutions, empty Biofine bags
Waltham, Massachusetts	36,473	leased	April 2029	Corporate headquarters and administration – North America
Enstek, Malaysia	28,778	owned		Manufacture of peritoneal dialysis solutions and hemodialysis concentrate
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Knoxville, Tennessee	27,637	owned		Manufacture of peritoneal dialysis solutions

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
Palazzo Pignano, Italy	27,435	owned		Manufacture of bloodlines and tubing, office
São Paulo, Brazil	24,755	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and warehouse
Guadalajara, México	24,234	owned		Manufacture of saline, sodium citrate and liquid acids
Oita, Japan (Inukai Plant)	24,084	owned		Manufacture of fiber bundles
Tijuana, Mexico	22,126	leased	May 2024	Manufacturing of NxStage System One equipment and related disposables
Buenos Aires, Argentina	20,020	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and disinfectants
Southaven, Mississippi	19,666	leased	November 2035	Clinical laboratory testing and administration
Bad Homburg, Germany	19,394	leased	December 2026 /December 2029	Corporate headquarters and administration
Rockleigh, New Jersey	18,998	leased	December 2028	Clinical laboratory testing and administration
Concord, California	17,015	leased	June 2028	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Reynosa, Mexico	15,746	leased	November 2027	Manufacture of bloodlines
Vrsac, Serbia	15,365	owned		Administration, production and warehouse building
Moscow region, Russia	15,000	owned		Production of dialyzers
Bad Homburg (OE), Germany	10,300	leased / owned	December 2026	Manufacture of hemodialysis concentrate solutions / technical services / logistics services

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

For information regarding our capital expenditures, see "Item 4.B. Business Overview – Capital Expenditures."

Item 4A.    Unresolved staff comments

Not applicable

Item 5.    Operating and financial review and prospects

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competition and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of our General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled "Introduction – Forward-looking statements." See also Item 3.D, "Key Information – Risk factors."

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

For information about our discretionary accounting policies and estimations, see note 2, "Significant judgments and sources of estimation uncertainties," of the notes to our consolidated financial statements found elsewhere in this report. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements, and the discussion below in III. Results of operations, financial position and net assets – "Results of operations."

I.     Performance management system

The Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in euro based upon IFRS.

The key performance indicators used for internal management are identical in the individual operating segments.

Each operating segment is evaluated based on target figures that reflect the revenue and expenses they control. The effects of certain transactions and income taxes are not included as we believe these items to be outside the operating segments' control. Financing is a corporate function, which the operating segments do not control. Therefore, we do not include interest expense relating to financing as an operating segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, certain legal costs, global research and development, global manufacturing, quality and supply chain management and costs attributable to the Global Medical Office. because we believe that these costs are also not within the control of the individual operating segments.

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation our compliance with financial covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA (or "net income") include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

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

We caution the readers of this report not to consider these key measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within "Results of operations, financial position and net assets," below, we believe that a separate reconciliation would not provide any additional benefit.

Revenue growth

The management of our operating segments is based on revenue growth as a key performance indicator. We believe that the key to continue growing our revenue is to attract new patients and increase the number of treatments performed each year. The number of treatments performed each year is therefore an indicator of continued revenue growth. For further information regarding revenue recognition and measurement, refer to note 1k of the notes to consolidated financial statements, "The Company and Basis of Presentation – Significant accounting policies – Revenue recognition" included in this report. Revenue growth is also benchmarked based on movement at Constant Exchange Rates.

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

Below is a table showing the reconciliation of operating income to Delivered Operating Income on a consolidated basis and for our reporting segments:

Delivered Operating Income reconciliation
in € M
	2020	2019	2018
Total
Operating income	2,304	2,270	3,038
less noncontrolling interests	(271)	(239)	(244)

Delivered Operating Income	2,033	2,031	2,794
North America Segment
Operating income	2,120	1,794	2,665
less noncontrolling interests	(261)	(225)	(231)

Delivered Operating Income	1,859	1,569	2,434
Dialysis
Operating income	2,002	1,737	1,752
less noncontrolling interests	(227)	(205)	(212)

Delivered Operating Income	1,775	1,532	1,540
Care Coordination
Operating income	118	57	913
less noncontrolling interests	(34)	(20)	(19)

Delivered Operating Income	84	37	894
EMEA Segment
Operating income	412	448	399
less noncontrolling interests	(3)	(5)	(4)

Delivered Operating Income	409	443	395
Asia-Pacific Segment
Operating income	344	329	304
less noncontrolling interests	(6)	(8)	(9)

Delivered Operating Income	338	321	295
Dialysis
Operating income	321	300	270
less noncontrolling interests	(7)	(7)	(7)

Delivered Operating Income	314	293	263
Care Coordination
Operating income	23	29	34
less noncontrolling interests	1	(1)	(2)

Delivered Operating Income	24	28	32
Latin America Segment
Operating income	(157)	43	29
less noncontrolling interests	0	(1)	0

Delivered Operating Income	(157)	42	29

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

Capital expenditures

We manage our investments using a detailed coordination and evaluation process. The Management Board sets our complete investment budget as well as the investment targets. Before realizing specific investment projects or acquisitions, our internal Acquisition & Investment Committee examines the individual projects and measures considering the expected return on investment and potential yield. Investment projects are evaluated using common methods such as net present value, internal interest rate methods and payback periods. We utilize this evaluation methodology to ensure that we only make and implement investments and acquisitions that increase shareholder value. Capital expenditures for property, plant and equipment and capitalized development costs is an indicator used for internal management. It influences the capital invested for replacement and expansion.

Cash flow measures

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the cash flow key performance indicators for 2020, 2019 and 2018 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified
	2020	2019	2018
Revenue	17,859	17,477	16,547

Net cash provided by (used in) operating activities	4,233	2,567	2,062
Capital expenditures	(1,052)	(1,125)	(1,057)
Proceeds from sale of property, plant and equipment	16	12	54

Capital expenditures, net	(1,036)	(1,113)	(1,003)

Free cash flow	3,197	1,454	1,059
Net cash provided by (used in) operating activities in % of revenue	23.7%	14.7%	12.5%
Free cash flow in % of revenue	17.9%	8.3%	6.4%

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a key performance indicator used for internal management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, non-cash charges and impairment loss). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is also the basis for determining compliance with certain other covenants contained in our Amended 2012 Credit Agreement (including a maximum permitted consolidated leverage ratio, which could limit our ability to incur additional indebtedness) and is also relevant in certain of our other major financing arrangements. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

The following table shows the reconciliation of adjusted EBITDA and net leverage ratio as of December 31, 2020 and 2019.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio
	December 31, 2020	December 31, 2019
Debt and lease liabilities(1)	12,380	13,782
Minus: Cash and cash equivalents	(1,082)	(1,008)

Net debt	11,298	12,774
Net income	1,435	1,439
Income tax expense	501	402
Interest income	(42)	(62)
Interest expense	410	491
Depreciation and amortization	1,587	1,553
Adjustments(2)	249	110

Adjusted EBITDA	4,140	3,933
Net leverage ratio	2.7	3.2

(1)
Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.

(2)
Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2019: – €71 M), NxStage related transaction costs (2019: €95 M), non-cash charges, primarily related to pension expense (2020: €50 M; 2019: €46 M) and impairment loss (2020: €199 M; 2019: €40 M).

Return on invested capital ("ROIC")(Non-IFRS Measure)

ROIC is the ratio of operating income after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. Additionally, we have excluded the impairment of goodwill and trade names in the Latin America Segment driven by a macro-economic downturn and increasing risk adjustment rates for certain countries in the region ("Impairment Loss") (see note 2 a), "Significant judgments and sources of estimation uncertainties – Recoverability of goodwill and intangible assets," of the notes to the consolidated financial statements included in this report) to increase comparability of the underlying financial figures of certain Management Board compensation performance targets with the Company's operating performance and to adequately recognize the actual performance of the members of the Management Board. An adjustment to exclude amounts related to the implementation of IFRS 16, Leases, which replaced the straight-line operating lease expense for former leases under International Accounting Standard 17, Leases, with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively "Effect from IFRS 16") is included for the purpose of increasing the comparability of previously reported information in accordance with our long-term incentive plans in 2019. For additional information regarding these adjustments, see Item 6.B Directors, senior management and employees – Compensation," below. The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted) in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	31,689	33,049	34,200	34,072	32,935
Plus: Cumulative goodwill amortization	583	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(401)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities(1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax payable	(197)	(269)	(212)	(200)	(180)

Invested capital	26,634	26,604	27,457	29,002	28,446

Average invested capital as of December 31, 2020	27,628
Operating income	2,304
Income tax expense(2)	(688)

NOPAT	1,616

ROIC	5.8%

Adjustments to average invested capital and ROIC (excluding Impairment Loss) in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	195	—	—	—	—
Plus: Cumulative goodwill amortization	(195)	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	—
Minus: Accounts payable to unrelated parties	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	—	—	—	—
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	—	—	—	—

Adjustment to average invested capital as of December 31, 2020	—
Adjustment to operating income	195
Adjustment to income tax expense	19

Adjustment to NOPAT	214

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss) in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	31,884	33,049	34,200	34,072	32,935
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(401)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities(1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax payable	(197)	(269)	(212)	(200)	(180)

Invested capital	26,634	26,604	27,457	29,002	28,446

Average invested capital as of December 31, 2020	27,628
Operating income	2,499
Income tax expense(2)	(669)

NOPAT	1,830
ROIC (excluding Impairment Loss)	6.6%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	(4,130)	(4,261)	(4,421)	(4,388)	(4,356)
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	2	4	3	3	2
Minus: Accounts payable to unrelated parties	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	(128)	(134)	(140)	(143)	(140)
Minus: Income tax payable	1	—	—	—	—

Invested capital	(4,255)	(4,392)	(4,558)	(4,529)	(4,494)

Adjustment to average invested capital as of December 31, 2020	(4,445)
Adjustment to operating income	(134)
Adjustment to income tax expense	40

Adjustment to NOPAT	(94)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss and the Effect from IFRS 16) in € M, except where otherwise specified

2020	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Total assets	27,754	28,788	29,779	29,684	28,579
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(349)	(426)	(398)	(380)	(359)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities(1)	(3,309)	(3,775)	(3,940)	(2,720)	(2,592)
Minus: Income tax payable	(196)	(269)	(212)	(200)	(180)

Invested capital	22,379	22,212	22,899	24,473	23,952

Average invested capital as of December 31, 2020	23,183
Operating income	2,365
Income tax expense(2)	(629)

NOPAT	1,736
ROIC (excluding Impairment Loss and the Effect from IFRS 16)	7.5%

Reconciliation of average invested capital and ROIC (unadjusted) in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	32,935	33,169	31,956	32,353	26,242
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(965)	(922)	(959)	(2,146)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(346)
Minus: Accounts payable to unrelated parties	(717)	(655)	(680)	(708)	(641)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,546)	(2,524)	(2,604)	(2,727)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,586	27,528	27,740	20,395

Average invested capital as of December 31, 2019	26,539
Operating income	2,270
Income tax expense(2)	(565)

NOPAT	1,705

Adjustments to average invested capital and ROIC in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	—	156	149	151	2,092
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	(4)	(4)	(4)	(45)
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	(1)
Minus: Accounts payable to unrelated parties	—	—	—	—	(17)
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	(4)	(3)	(3)	(48)
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	148	142	144	1,981

Adjustment to average invested capital as of December 31, 2019	483
Adjustment to operating income(3)	(79)
Adjustment to income tax expense(3)	20

Adjustment to NOPAT	(59)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure) in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	32,935	33,325	32,105	32,504	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(347)
Minus: Accounts payable to unrelated parties	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,550)	(2,527)	(2,607)	(2,775)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,734	27,670	27,884	22,376

Average invested capital as of December 31, 2019	27,022
Operating income(3)	2,191
Income tax expense(2),(3)	(545)

NOPAT	1,646
ROIC	6.1%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	(4,356)	(4,319)	(4,172)	(4,229)	—
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	2	4	4	5	—
Minus: Accounts payable to unrelated parties	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	(140)	(144)	(138)	(143)	—
Minus: Income tax payable	—	(4)	(4)	(1)	—

Invested capital	(4,494)	(4,463)	(4,310)	(4,368)	—

Adjustment to average invested capital as of December 31, 2019	(3,527)
Adjustment to operating income	(75)
Adjustment to income tax expense	18

Adjustment to NOPAT	(57)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, adjusted for the Effect from IFRS 16) in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	28,579	29,006	27,933	28,275	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(359)	(344)	(325)	(304)	(347)
Minus: Accounts payable to unrelated parties	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,592)	(2,694)	(2,665)	(2,750)	(2,775)
Minus: Income tax payable	(180)	(185)	(175)	(162)	(166)

Invested capital	23,952	24,271	23,360	23,516	22,376

Average invested capital as of December 31, 2019	23,495
Operating income(3)	2,116
Income tax expense(2),(3)	(527)

NOPAT	1,589
ROIC (adjusted for IFRS 16)	6.8%

(1)
Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and put option liabilities.

(2)
Adjusted for noncontrolling partnership interests.

(3)
Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

Changes to the internal management system

In 2021, the internal management system will be updated due to adjustments in the remuneration of the Management Board and the way in which the Management Board will manage and represent the Company in the future. As a result, we have also adjusted the primary financial key performance indicators of the internal management system. These metrics will be included in our outlook for the 2021 and subsequent financial years as part of our announcements of our quarterly and annual results.

Based on these changes, operating income margin, Delivered Operating Income (Non-IFRS Measure), basic earnings per share growth at Constant Currency (Non-IFRS Measure), capital expenditures, net cash provided by (used in) operating activities in % of revenue, free cash flow in % of revenue (Non-IFRS Measure) and net leverage ratio (Non-IFRS Measure) will no longer be used as financial key performance indicators for internal management from January 1, 2021.

Net cash provided by (used in) operating activities and free cash flow, as well as in % of revenue, capital expenditures and net leverage ratio (as described above) will continue to be included as secondary financial performance indicators, while Delivered Operating Income will no longer be reported as a financial performance indicator in future periods.

As a result, we are introducing new financial key performance indicators, which will be used for internal management and reported externally alongside the previous financial key performance indicators. In addition to revenue and net income growth as defined above, management will now focus on the absolute amount of revenue and net income to manage our business. Revenue and net income are also benchmarked based on Constant Exchange Rates. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets.

Primary key performance indicators for internal management from 2021 onwards are as follows:

  •
  revenue

  •
  revenue growth

  •
  operating income

  •
  net income

  •
  net income growth

  •
  ROIC

These metrics, with the exception of ROIC, will be presented both in accordance with IFRS and at Constant Currency. ROIC and each of these indicators presented at Constant Currency is considered a non-IFRS measure.

II.    Financial condition and results of operations

Overview

We are the world's leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products, which includes dialysis and non-dialysis products. Our dialysis products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. Our non-dialysis products include acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain of our other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services (sold in the first quarter of 2020) and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €82 billion in 2020 (€80 billion in 2019). Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. We do not include income taxes as we believe taxes are outside the segments' control. Financing is a corporate function, which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance as well as certain legal costs, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. Our global research and development as well as its Global Medical Office (as of January 1, 2020), which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 26, "Segment and corporate information," of the notes to consolidated financial statements found elsewhere in this report for a further discussion on our operating segments.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the year ended December 31, 2020, approximately 32% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. In recent years, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under PAMA and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see detailed discussions on these and further legislative developments in "Reimbursement" in Item 4.B above, "Information on the Company – B. Business overview."

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in Medicare or commercial reimbursement rates or patient access to commercial insurance plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected. See Item 3.D, "Key information – Risk factors," and Item 4.B, "Information on the Company – B. Business Overview – Regulatory and Legal Matters – Healthcare Reform," above.

Participation in new Medicare payment arrangements

We also participate (or have participated) in the programs, initiatives and arrangements, each with the specific reimbursement models described in Item 4.B, "Information on the Company – B. Business overview – Care Coordination – Value and risk-based arrangements" and "– Reimbursement – Executive-order based models" above.

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

For a discussion of our 2019 results as compared to our 2018 results and our financial position during and as of the end of 2019, see Item 5. "Operating and financial review and prospects – III. Results of operations, financial position and net assets – Results of operations and – IV. Financial position," within our 2019 Annual report on Form 20-F, which is incorporated herein by reference.

Results of operations

Segment data (including Corporate)
in € M
	2020	2019
Total revenue
North America Segment	12,478	12,195
EMEA Segment	2,763	2,693
Asia-Pacific Segment	1,894	1,859
Latin America Segment	684	709
Corporate	40	21

Total	17,859	17,477

Operating income
North America Segment	2,120	1,794
EMEA Segment	412	448
Asia-Pacific Segment	344	329
Latin America Segment	(157)	43
Corporate	(415)	(344)

Total	2,304	2,270

Interest income	42	62
Interest expense	(410)	(491)
Income tax expense	(501)	(402)

Net income	1,435	1,439
Net income attributable to noncontrolling interests	(271)	(239)

Net income attributable to shareholders of FMC-AG & Co. KGaA	1,164	1,200

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The table below summarizes the development of the euro against the U.S. dollar as well as the revenue and the operating income, as a percentage of the consolidated results, generated in U.S. dollars for the years ended December 31, 2020 and 2019:

Currency development and portion of total revenue and operating income
	2020	2019
Currency development of euro against the U.S. dollar	negative impact	positive impact
Percentage of revenue in U.S. dollars	70%	70%
Percentage of operating income generated in U.S. dollars	92%	79%

Year ended December 31, 2020 compared to year ended December 31, 2019

Consolidated financials

Key indicators for consolidated financial statements
in € M, except where otherwise specified
			Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Revenue	17,859	17,477	2%	(3%)	5%
Health care services	14,114	13,872	2%	(3%)	5%
Health care products	3,745	3,605	4%	(3%)	7%
Number of dialysis treatments	53,575,255	52,148,107	3%
Same Market Treatment Growth(2)	2.2%	3.5%
Gross profit as a % of revenue	31.0%	30.9%
Selling, general and administrative costs as a % of revenue	17.7%	17.5%
Operating income	2,304	2,270	2%	(2%)	4%
Operating income margin	12.9%	13.0%
Delivered Operating Income(3)	2,033	2,031	0%	(2%)	2%
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,164	1,200	(3%)	(2%)	(1%)
Basic earnings per share in €	3.96	3.96	(0%)	(2%)	2%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days ("Same Market Treatment Growth").

(3)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system—Delivered Operating Income (Non-IFRS Measure)" above.

Health care services revenue increased by 2% compared to the year ended December 31, 2019. In addition to a 3% negative impact from foreign currency translation, health care services revenue increased by 5% driven by organic growth (+3%) despite lower reimbursement for calcimimetics, the absence in 2020 of a revenue recognition adjustment for accounts receivable in legal dispute previously recorded in the prior year (+2%) (see note 22, "Commitments and contingencies," of the notes to the consolidated financial statements included in this report) and contributions from acquisitions (+1%), partially offset by the effect of closed or sold clinics (–1%).

Dialysis treatments increased by 3% as a result of Same Market Treatment Growth and contributions from acquisitions, partially offset by the effect of closed or sold clinics.

At December 31, 2020, we owned, operated or managed 4,092 dialysis clinics compared to 3,994 dialysis clinics at December 31, 2019. During the year ended December 31, 2020, we acquired 60 dialysis clinics, opened 106 dialysis clinics and combined or closed 68 clinics. The number of patients treated in dialysis clinics that we own, operate or manage increased slightly to 346,553 at December 31, 2020 (December 31, 2019: 345,096), though this slight increase was impacted by excess mortality rates among patients due to

COVID-19 ("COVID-19 Related Excess Mortality Rates") in certain of our operating segments which are further described in the discussions below.

Health care product revenue increased by 4%. Including a 3% negative impact from foreign currency translation, health care product revenue increased by 7%. Dialysis product revenue increased by 3%. In addition to a 4% negative impact from foreign currency translation, dialysis product revenue increased by 7% driven by higher sales of products for acute care treatments, in-center disposables, renal pharmaceuticals, home hemodialysis products and peritoneal dialysis products, partially offset by lower sales of machines for chronic treatment. Non-dialysis product revenue increased by 34% to €101 M from €76 M, with virtually no impact from foreign currency translation. The increase in non-dialysis product revenue was due to higher sales of acute cardiopulmonary products.

The increase period over period in the gross profit margin of 31.0% (2019: 30.9%) was 0.1 percentage point. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The resulting slight decrease at Constant Exchange Rates was primarily driven by various smaller impacts on the margin including higher personnel expense and an unfavorable impact from pharmacy services in the North America Segment, impacts from COVID-19 on costs, unfavorable foreign currency transaction effects in the EMEA Segment and the Asia-Pacific Segment, higher personnel expense in certain countries in the EMEA Segment, an unfavorable impact from inflation (including hyperinflation in Argentina) and higher treatment costs in the Latin America Segment as well as start-up costs for dialysis clinics in the Asia-Pacific Segment. These various impacts were mostly offset by the absence in 2020 of a revenue recognition adjustment for accounts receivable in legal dispute previously recorded in the prior year and lower costs for renal pharmaceuticals.

The increase period over period in selling, general and administrative ("SG&A") expense as a percentage of revenue of 17.7% (2019: 17.5%) was 0.2 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The increase was primarily driven by the Impairment Loss in the Latin America Segment (see note 2 a), "Significant judgments and sources of estimation uncertainties – Recoverability of goodwill and intangible assets," of the notes to the consolidated financial statements included in this report). The increase was also impacted by the prior year remeasurement effect on the fair value of investments (North America Segment) and the reduction of a contingent consideration liability related to Xenios AG ("Xenios") in 2019 (EMEA Segment) as well as higher costs related to the compliance monitor engaged in accordance with the DOJ and SEC non-prosecution agreement (see note 22, "Commitments and contingencies," of the notes the consolidated financial statements included in this report) (Corporate). The increases were partially offset by the prior year impacts from (a) costs associated with the sustained improvement of our cost base ("Costs Optimization Costs") and (b) a revenue recognition adjustment for accounts receivable in legal dispute in 2019, current year impacts from COVID-19-related meeting and travel savings in the North America Segment and various, smaller effects across our segments.

Research and development expenses increased by 15% to €194 M from €168 M. The period over period increase as a percentage of revenue, was 0.1 percentage point, largely driven by in-center and critical care program development as well as activities in the fields of digital connectivity and regenerative medicine and research and development activities at NxStage, partially offset by increased capitalization of research and development expenses in 2020.

Income from equity method investees increased by 28% to €95 M from €74 M. The increase was primarily driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to higher sales of renal pharmaceuticals, income from the sale of a license for certain renal pharmaceuticals and lower operating expenses, partially offset by the impairment of a license held based on an unfavorable clinical trial.

The decrease period over period in the operating income margin was 0.1 percentage point. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease was largely driven by the increase in SG&A expenses, partially offset by the increase in the gross profit margin, as discussed above.

Delivered Operating Income remained relatively stable as compared to the prior year. In addition to a 2% negative impact from foreign currency translation, Delivered Operating Income increased by 2% largely driven by increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Net interest expense decreased by 14% to €368 M from €429 M. In addition to a 2% positive impact from foreign currency translation, net interest expense decreased by 12% primarily due to lower interest rates driven by the replacement of high interest-bearing bonds by debt instruments at lower interest rates, lower variable Libor-based interest rates and lower interest rates on lease liabilities.

Income tax expense increased by 25% to €501 M from €402 M. The effective tax rate increased to 25.9% from 21.8% for the same period of 2019 largely driven by the non-deductible Impairment Loss (see note 2 a), "Significant judgments and sources of estimation uncertainties – Recoverability of goodwill and intangible assets," of the notes to the consolidated financial statements included in this report) and the prior year tax benefit related to the divestiture of Sound.

Net income attributable to noncontrolling interests increased by 14% to €271 M from €239 M. In addition to a 2% positive impact from foreign currency translation, net income attributable to noncontrolling interests increased by 16% due to higher earnings in entities in which we have less than 100% ownership.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 3% to €1,164 M from €1,200 M. In addition to a 2% negative impact from foreign currency translation, net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 1% driven by the combined effects of the items discussed above. COVID-19 resulted in a negative impact to net income attributable to shareholders of FMC-AG & Co. KGaA in the amount of €49 M for the year ended December 31, 2020.

Basic earnings per share remained relatively stable as compared to the prior year. In addition to a 2% negative impact from foreign currency translation, basic earnings per share increased by 2% primarily due to a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 294.1 M in 2020 (2019: 302.7 M), primarily as a result of our share buy-back program which was concluded on April 1, 2020 (see note 17, "Shareholders' equity").

We employed 125,364 people (full-time equivalents) as of December 31, 2020 (December 31, 2019: 120,659). This 4% increase was primarily due to organic business growth and acquisitions, both of which were impacted by COVID-19 related personnel requirements.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators for the North America Segment
in € M, except where otherwise specified
			Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Total North America Segment
Revenue	12,478	12,195	2%	(2%)	4%
Health care services	11,364	11,157	2%	(2%)	4%
Health care products	1,114	1,038	7%	(3%)	10%
Operating income	2,120	1,794	18%	(2%)	20%
Operating income margin	17.0%	14.7%
Delivered Operating Income(2)	1,859	1,569	19%	(2%)	21%
Dialysis
Revenue	11,171	11,011	1%	(3%)	4%
Number of dialysis treatments	32,843,592	32,138,448	2%
Same Market Treatment Growth	1.6%	3.3%
Operating income	2,002	1,737	15%	(2%)	17%
Operating income margin	17.9%	15.8%
Delivered Operating Income(2)	1,775	1,532	16%	(2%)	18%
Care Coordination
Revenue	1,307	1,184	10%	(3%)	13%
Operating income	118	57	106%	(4%)	110%
Operating income margin	9.0%	4.8%
Delivered Operating Income(2)	84	37	130%	(4%)	134%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system—Delivered Operating Income (Non-IFRS Measure)" above.

Dialysis

Revenue

Dialysis revenue increased by 1%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 4%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 1% to €10,057 M from €9,973 M. In addition to a 2% negative impact from foreign currency translation, dialysis care revenue increased by 3% mainly due to the absence in 2020 of a revenue recognition adjustment for accounts receivable in legal dispute previously recorded in the prior year (+2%) (see note 22, "Commitments and contingencies," of the notes to the consolidated financial statements included in this report) and contributions from acquisitions (+1%).

Dialysis treatments increased by 2% largely due to Same Market Treatment Growth. At December 31, 2020, 210,260 patients (December 31, 2019: 211,064) were treated in the 2,639 dialysis clinics (December 31, 2019: 2,579) that we own or operate in the North America Segment. The decrease in patients was driven by COVID-19 Related Excess Mortality Rates.

Health care product revenue increased by 7%. In addition to a 3% negative impact from foreign currency translation, health care product revenue increased by 10% driven by higher sales of products for acute care treatments, renal pharmaceuticals, in-center disposables and peritoneal dialysis products, partially offset by lower sales of machines for chronic treatment and home hemodialysis products.

Operating income margin

The increase period over period in the dialysis operating income margin was 2.1 percentage points, with virtually no impact from foreign currency translation. The increase was driven by a favorable impact related to the absence in 2020 of a revenue recognition adjustment for accounts receivable in legal dispute previously recorded in the prior year, Cost Optimization Costs in the prior year, a higher reimbursement rate and lower costs for renal pharmaceuticals, partially offset by the remeasurement effect on the fair value of investments in the prior year and higher personnel expense.

Delivered Operating Income

Dialysis Delivered Operating Income increased by 16%. In addition to a 2% negative impact from foreign currency translation, Delivered Operating Income increased by 18% mainly as a result of increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

Care Coordination

Revenue

Care Coordination revenue increased by 10%. In addition to a 3% negative impact from foreign currency translation, Care Coordination revenue increased by 13% largely driven by an increase in organic growth impacted by the prior year effect of a reduction in patient attribution and a decreasing savings rate for ESCOs ("Prior Year ESCO Effect") (+17%), partially offset by the effect of closed or sold centers (–4%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 4.2 percentage points, with virtually no impact from foreign currency translation in the current period. The increase was mainly due to the Prior Year ESCO Effect, a favorable impact from vascular access services driven by lower operating costs and higher volumes of procedures as well as a favorable impact of the divestiture from loss-making urgent care services, partially offset by an unfavorable impact from pharmacy services.

Delivered Operating Income

Care Coordination Delivered Operating Income increased by 130%. In addition to a 4% negative impact from foreign currency translation, Delivered Operating Income increased by 134% mainly as a result of increased operating income, partially offset by an increase in income attributable to noncontrolling interests.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified
			Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Revenue	2,763	2,693	3%	(2%)	5%
Health care services	1,365	1,354	1%	(3%)	4%
Health care products	1,398	1,339	4%	(3%)	7%
Number of dialysis treatments	10,189,373	10,042,109	1%
Same Market Treatment Growth	1.4%	3.4%
Operating income	412	448	(8%)	(2%)	(6%)
Operating income margin	14.9%	16.6%
Delivered Operating Income(2)	409	443	(8%)	(2%)	(6%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 1%. Including a 3% negative impact resulting from foreign currency translation, health care service revenue increased by 4% largely as a result of an increase in organic growth (+3%) and contributions from acquisitions (+2%), partially offset by the effect of closed or sold clinics (–1%).

Dialysis treatments increased by 1% mainly due to Same Market Treatment Growth and contributions from acquisitions, partially offset by the effect of closed or sold clinics. As of December 31, 2020, 66,008 patients (December 31, 2019: 66,217) were treated at the 804 dialysis clinics (December 31, 2019: 781) that we own, operate or manage in the EMEA Segment. The decrease in patients was driven by COVID-19 Related Excess Mortality Rates.

Health care product revenue increased by 4%. Including a 3% negative impact from foreign currency translation, health care product revenue increased by 7%. Dialysis product revenue increased by 3%. Including a 3% negative impact from foreign currency translation, dialysis product revenue increased by 6% due to higher sales of products for acute care treatments and home hemodialysis products, partially offset by lower sales of machines for chronic treatment. Non-Dialysis product revenue increased by 24% to €95 M from €76 M. Including a 1% negative impact from foreign currency translation, non-dialysis product revenue increased by 25% largely due to higher sales of acute cardiopulmonary products.

Operating income margin

The decrease period over period in the operating income margin was 1.7 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the operating income margin. The decrease was mainly due to the reduction of a contingent consideration liability related to Xenios in the prior year period, unfavorable foreign currency transaction effects and higher personnel expense in certain countries, partially offset by lower bad debt expense and a favorable impact from equity method investees.

Delivered Operating Income

Delivered Operating Income decreased by 8%. Including a 2% negative impact resulting from foreign currency translation, Delivered Operating Income decreased by 6% primarily due to decreased operating income.

Asia-Pacific Segment

Key indicators for the Asia-Pacific Segment
in € M, except where otherwise specified
			Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Total Asia-Pacific Segment
Revenue	1,894	1,859	2%	(1%)	3%
Health care services	876	862	2%	0%	2%
Health care products	1,018	997	2%	(2%)	4%
Operating income	344	329	4%	(1%)	5%
Operating income margin	18.1%	17.7%
Delivered Operating Income(2)	338	321	5%	(1%)	6%
Dialysis
Revenue	1,645	1,618	2%	(1%)	3%
Number of dialysis treatments	4,660,875	4,579,220	2%
Same Market Treatment Growth	8.5%	7.1%
Operating income	321	300	7%	0%	7%
Operating income margin	19.5%	18.5%
Delivered Operating Income(2)	314	293	7%	0%	7%
Care Coordination
Revenue	249	241	3%	(2%)	5%
Operating income	23	29	(23%)	(2%)	(21%)
Operating income margin	9.1%	12.1%
Delivered Operating Income(2)	24	28	(14%)	(2%)	(12%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

Dialysis

Revenue

Dialysis revenue increased by 2%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 3%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue increased by 1% to €627 M from €621 M, with virtually no impact resulting from foreign currency translation. The increase was as a result of organic growth (+5%) and contributions from acquisitions (+1%), largely offset by the effect of closed or sold clinics (–5%).

Dialysis treatments increased by 2% mainly due to Same Market Treatment Growth and contributions from acquisitions, partially offset by the effect of closed or sold clinics. As of December 31, 2020, 33,106 patients (December 31, 2019: 33,005) were treated at the 400 dialysis clinics (December 31, 2019: 400) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 2%. Including a 2% negative impact resulting from foreign currency translation, health care product revenue increased by 4%. Dialysis product revenue increased by 2%. Including a 2% negative impact from foreign currency translation, dialysis product revenue increased by 4% due to higher sales of products for acute care treatments, in-center disposables and peritoneal dialysis products, partially offset by lower sales of machines for chronic treatment. Non-Dialysis product revenue increased to €5 M (2019: €0 M) due to higher sales of acute cardiopulmonary products.

Operating income margin

The increase period over period in the operating income margin was 1.0 percentage point. Foreign currency translation effects represented a 0.2 percentage point increase in the operating income margin. The increase was primarily due to a gain from the deconsolidation of clinics and COVID-19-related travel savings, partially offset by unfavorable foreign currency transaction effects.

Delivered Operating Income

Delivered Operating Income increased by 7%, with virtually no impact from foreign currency translation. The increase mainly due to increased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 3%. Including a 2% negative impact resulting from foreign currency translation, Care Coordination revenue increased by 5% driven by contributions from acquisitions (+7%), partially offset by a decrease in organic growth (–2%) impacted by the negative effects of COVID-19.

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 3.0 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. The decrease was driven by unfavorable effects related to COVID-19 and an unfavorable mix effect from acquisitions with lower margins.

Delivered Operating Income

Care Coordination Delivered Operating Income decreased by 14%. Including a 2% negative impact resulting from foreign currency translation, Care Coordination Delivered Operating Income decreased by 12% mainly as a result of decreased operating income.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified
			Change in %
	2020	2019	As reported	Currency translation effects	Constant Currency(1)
Revenue	684	709	(3%)	(24%)	21%
Health care services	485	499	(3%)	(26%)	23%
Health care products	199	210	(5%)	(22%)	17%
Number of dialysis treatments	5,881,415	5,388,330	9%
Same Market Treatment Growth	2.1%	2.4%
Operating income	(157)	43	n.a.		n.a.
Operating income margin	(22.9%)	6.0%
Delivered Operating Income(2)	(157)	42	n.a.		n.a.

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue decreased by 3%. Including a 26% negative impact resulting from foreign currency translation, health care service revenue increased by 23% as a result of increases in organic growth (+15%) and contributions from acquisitions (+8%).

Dialysis treatments increased by 9% mainly due to contributions from acquisitions and Same Market Treatment Growth. As of December 31, 2020, 37,179 patients, an increase of 7% (December 31, 2019: 34,810) were treated at the 249 dialysis clinics (December 31, 2019: 234) that we own, operate or manage in the Latin America Segment.

Health care product revenue decreased by 5%. Including a 22% negative impact resulting from foreign currency translation, health care product revenue increased by 17% due to higher sales of in-center disposables, products for acute care treatments and machines for chronic treatment.

Operating income margin

The decrease period over period in the operating income margin was 28.9 percentage points. Foreign currency translation effects represented a 5.1 percentage point decrease in the operating income margin in the current period. The decrease was mainly impacted by the Impairment Loss (see note 2 a), "Significant judgments and sources of estimation uncertainties – Recoverability of goodwill and intangible assets," of the notes to the consolidated financial statements included in this report).

Delivered Operating Income

Delivered Operating Income decreased to a loss of €157 M for the year ended December 31, 2020 as compared to a Delivered Operating Income of €42 M in the comparative period of 2019 due to the Impairment Loss noted above.

IV.    Financial position

Our investment and financing strategy did not change substantially in the past fiscal year as our business model, which is based on stable and high cash flows, allows for a reasonable proportion of debt. We regard our refinancing options as being very stable and flexible. During the past fiscal year, the focus of our investing activities was on our health care services business.

Financial management policies and goals

Besides optimizing our financial costs, our financing strategy gives top priority to ensuring financial flexibility. We remain flexible by being highly diversified with regard to tenors, investors and banks. Our financing profile is characterized by a wide range of maturities up to 2031.

Our main mid- and long-term financing instruments are bonds in euro and U.S. dollar as well as the Amended 2012 Credit Agreement (a syndicated credit agreement with revolving credit facilities and long-term loans in U.S. dollar and euro). Short-term financing needs are covered by issuances under our commercial paper program in euro, the Accounts Receivable Facility in U.S. dollar and bilateral credit facilities.

In our long-term financial planning, we focus primarily on the net leverage ratio, a non-IFRS measure. At December 31, 2020, the net leverage ratio, was 2.7 (2019: 3.2). See "– I. Performance management system – Net leverage ratio (Non-IFRS Measure)" above.

The key financial risks we are exposed to include foreign exchange risk and interest rate risk. To manage these risks, we enter into various hedging transactions that have been authorized by the Management Board with banks which generally have ratings in the "A" category or better. We do not use financial instruments for trading or other speculative purposes (for financial risks, see Item 11. "Quantitative and qualitative disclosures about market risk – Management of foreign exchange and interest rate risks" below as well as note 23, "Financial instruments," of the notes to the consolidated financial statements included in this report).

Fresenius SE, under a service agreement, conducts financial instrument activities for us under the control of a single centralized department. We have established guidelines for risk management procedures and controls which govern the use of financial instruments. These guidelines include a clear segregation of duties with regards to execution on the one hand and administration, accounting and controlling on the other.

We also utilize Fresenius SE's cash management system as well as an unsecured loan agreement with Fresenius SE (see note 13, "Short-term debt," of the notes to the consolidated financial statements included in this report).

We are rated investment grade by the three leading rating agencies, Moody's, Standard & Poor's and Fitch. For further information on our credit ratings, see note 18, "Capital management," of the notes to the consolidated financial statements included in this report.

Effect of off-balance-sheet financing instruments on our financial position, assets and liabilities

We are not involved in off-balance-sheet transactions that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

At December 31, 2020, we had cash and cash equivalents of €1,082 M (December 31, 2019: €1,008 M).

As of December 31, 2020, our available borrowing capacity resulting from unutilized credit facilities amounted to approximately €2.4 billion. The Amended 2012 Credit Agreement accounted for approximately €1.3 billion in unutilized available borrowing capacity.

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) in 2020 and 2019 amounted to €3,197 M and €1,454 M, respectively. Free cash flow is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure in "– I. Performance management system – Cash flow measures" above. Free cash flow in 2020 and 2019 accounted for 17.9%, and 8.3% of revenue, respectively.

Net cash provided by (used in) operating activities

During 2020 and 2019, we generated net cash provided by operating activities of €4,233 M and €2,567 M, respectively. Net cash provided by operating activities accounted for 24% and 15% of revenue for 2020 and 2019, respectively. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities in 2020 was largely driven by U.S. federal relief funding and advanced payments under the CARES Act and other COVID-19 relief (see note 4 i), "Notes to the consolidated statements of income – Impacts of COVID-19," of the notes to the consolidated financial statements included in this report), including lower tax payments in the North America Segment, partially offset by an increase in inventory levels related to a higher demand for specific products and higher safety inventory levels due to COVID-19.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. In 2020, approximately 32% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See "II. Financial condition and results of operations – Overview" above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, our existing and future credit agreements, issuances under our commercial paper program (see note 13, "Short-term debt," of the notes to the consolidated financial statements included in this report) as well as from the use of our Accounts Receivable Facility. In addition, to finance acquisitions or meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding ("DSO") of 50 days at December 31, 2020, a decrease as compared to 73 days at December 31, 2019.

DSO by segment is calculated by dividing the respective segment's accounts and other receivables from unrelated parties and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding
in days December 31,
	2020	2019	Increase/decrease primarily driven by:
North America Segment	26	58	advanced payments under the CARES Act
EMEA Segment	90	96	improvement of payment collections in the region
Asia-Pacific Segment	110	113	improvement of payment collections in the region (mainly in China)
Latin America Segment	134	127	periodic delays in payment of public health care organizations in certain countries
FMC-AG & Co. KGaA average days sales outstanding	50	73

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 22, "Commitments and contingencies," of the notes to the consolidated financial statements included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2020 and 2019 was €1,335 M and €3,286 M, respectively. The following table shows our capital expenditures for property, plant and equipment and capitalized development costs, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for 2020 and 2019:

Capital expenditures (net), acquisitions, investments, purchases of intangible assets and investments in debt securities in € M
	Capital expenditures, net		Acquisitions, investments, purchases of intangible assets and investments in debt securities
	2020	2019	2020	2019
North America Segment	535	567	237	2,080
thereof investments in debt securities			96	11
EMEA Segment	126	130	38	41
Asia-Pacific Segment	74	58	20	28
Latin America Segment	32	26	34	50
Corporate	269	332	26	34

Total	1,036	1,113	355	2,233

The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintaining and expanding production facilities, capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures accounted for approximately 6% of total revenue in 2020 and 2019.

Acquisitions during 2019 were primarily driven by the acquisition of NxStage on February 21, 2019 (see note 3, "Acquisitions, investments (including debt securities), purchases of intangible assets, divestitures and sale of debt securities," of the notes to the consolidated financial statements included in this report) as well as dialysis clinics.

In 2020, we received €57 M from divestitures. These divestitures were mainly related to the divestment of debt securities and certain research & development investments.

In 2019, we received €60 M from divestitures. These divestitures were mainly related to the divestment of MedSpring Urgent Care Centers in Texas, sales of debt securities, the divestment of a California-based cardiovascular business and B.Braun Medical Inc.'s purchase of NxStage's bloodlines business in connection with our acquisition of NxStage.

Net cash provided by (used in) financing activities

In 2020 and 2019, net cash used in financing activities was €2,664 M and €467 M, respectively.

In 2020, cash was mainly used in the repayment of short-term debt (including repayments under our commercial paper program and short-term debt from related parties) and long-term debt (including the repayment of Convertible Bonds at maturity in January 2020, the early repayment of the EUR term loan 2017 / 2020 under the Amended 2012 Credit Agreement (originally due on July 30, 2020) on May 29, 2020 and the repayment of bonds (originally due on October 15, 2020) on July 17, 2020), the repayment of lease liabilities (including lease liabilities from related parties), repayments of the Accounts Receivable Facility, distributions to noncontrolling interests, shares repurchased as part of a share buy-back program as well as payments of dividends, partially offset by proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of €1,250 M on May 29, 2020 and the issuance of bonds in an aggregate principal amount of $1,000 M on September 16, 2020) and short-term debt (including short-term debt from related parties).

In 2019, cash was mainly used in the repayments of long-term debt (including the current portion of long-term debt primarily driven by the repayment of bonds due in July 2019), repayments of short-term debt (including short-term debt from related parties), repayment of lease liabilities (including lease liabilities from related parties), shares repurchased as part of a share buy-back program, payment of dividends, and distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including the issuance of bonds with a volume of €1,750 M and $500 M as well as additional drawings under the revolving credit facilities of the Amended 2012 Credit Agreement), proceeds from short-term debt (including short-term debt from related parties) and the utilization of the Accounts Receivable Facility.

On September 1, 2020, we paid a dividend of €1.20 per share for 2019 (€1.17 per share for 2018 paid in 2019). The total dividend payments in 2020 and 2019 were €351 M and €355 M, respectively.

The following chart summarizes our significant financing instruments as well as their maturity structure at December 31, 2020:

For a description of our short-term debt including the commercial paper program, see note 13, "Short-term debt," of the notes to the consolidated financial statements. For a description of our long-term sources of liquidity, including the Amended 2012 Credit Agreement, bonds and the Accounts Receivable Facility, see note 14, "Long-term debt," of the notes to the consolidated financial statements.

The following table summarizes our available sources of liquidity at December 31, 2020:

Available sources of liquidity
in € M
		Expiration per period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Accounts Receivable Facility(1)	723	723	—	—	—
Amended 2012 Credit Agreement(2)	1,333	1,333	—	—	—
Other unused lines of credit	1,077	1,077	—	—	—

	3,133	3,133	—	—	—

(1)
Subject to availability of sufficient accounts receivable that meet funding criteria. At December 31, 2020, the Company had letters of credit outstanding in the amount of $13 M (€10 M) which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(2)
At December 31, 2020, the Company had letters of credit outstanding in the amount of $1 M (€1 M) which reduces the availability under the revolving credit facility to the amount shown in this table.

An additional source of liquidity is our commercial paper program under which up to €1,000 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2020, we utilized €20 M and as of December 31, 2019, we fully utilized the commercial paper program.

At December 31, 2020, we had short-term debt from unrelated parties (excluding the current portion of long-term debt) and short-term debt from related parties in the total amount of €79 M.

The following table summarizes our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit as of December 31, 2020:

Contractual obligations and commitments(1)
in € M
		Payments due within a period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Long-term debt(2)	8,833	1,168	2,527	1,058	4,080
Lease liabilities from unrelated parties	5,047	714	1,332	982	2,019
Lease liabilities from related parties	145	22	44	44	35
Unconditional purchase obligations for inventory	360	197	114	49	—
Other long-term obligations(3)	260	94	68	54	44
Letters of credit	11	11	—	—	—

	14,656	2,206	4,085	2,187	6,178

(1)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods under the following conditions: changes to the discount rate, to the rate of future compensation increases and the development of pensions. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of liabilities. Employer contributions to be paid to the defined benefit plans during fiscal year 2021 are expected to amount to €1 M. For additional information regarding our pension plans and expected payments for the next ten years, see note 16, "Employee benefit plans," of the notes to the consolidated financial statements. Further unconditional purchase agreements exist with an associated entity of the Company. For further information on these agreements, see note 5, "Related party transactions," of the notes to the consolidated financial statements.

(2)
Includes expected interest payments based on fixed interest rates or expected variable interest rates taking into account the principal repayment schedules. To this end, the applicable interest rates (e.g. Libor, Euribor), the applicable margins, and the effects of related interest rate swaps were taken into consideration.

(3)
Other long-term obligations consist mainly of production asset acquisition commitments, take-or-pay utilities contracts and intangible asset acquisition commitments.

For long-term contractual obligations related to put options, see note 23, "Financial instruments," of the notes to consolidated financial statements included in this report.

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

As of December 31, 2020, we were in compliance with all covenants under the Amended 2012 Credit Agreement and our other financing agreements. For information regarding our Amended 2012 Credit Agreement, bonds and the A/R Facility, see note 14, "Long-term debt," of the notes to consolidated financial statements included in this report.

Although current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the health care services we provide, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of our health care services, our business is generally not cyclical. A substantial portion of our accounts receivable is generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate credit risk. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our health care products (see "III. Results of operations, financial position and net assets" and Item 3.D, "Key Information – Risk factors," above). If the conditions in the capital markets worsen, this could increase our financing costs and limit our financial flexibility.

At our AGM scheduled to be held on May 20, 2021, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.34 per share for 2020, payable in 2021 (for 2019 paid in 2020: €1.20). The total expected dividend payment is approximately €392 M compared to dividends of €351 M for 2019 paid in 2020.

Our principal financing needs in 2021 relate to repayments of bonds due in February 2021, which were already pre-financed by the bonds issuance in September 2020, as well as amortizations under our Amended 2012 Credit Agreement. The dividend payment in May 2021, anticipated capital expenditures and further acquisition payments are expected to be covered by our cash flow, using existing credit facilities and, if required, additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

V.     Balance sheet structure

Total assets as of December 31, 2020 decreased by 4% to €31.7 billion from €32.9 billion as compared to 2019. In addition to a 8% negative impact resulting from foreign currency translation, total assets increased by 4% to €34.4 billion from €32.9 billion primarily due to increased inventory related to a higher demand for specific products and higher safety inventory levels, an increase in cash and cash equivalents related to U.S. federal relief funding and advance payments under the CARES Act and other COVID-19 relief, both as a result from COVID-19, an increase prepaid expenses and other current assets related to advance payments on accounts to third parties, an increase in capital expenditures for property, plant and equipment as well as an increase in right-of-use assets.

Current assets as a percent of total assets increased to 23% at December 31, 2020 as compared to 22% at December 31, 2019, primarily due to the increases in inventory, cash and cash equivalents as well as prepaid expenses and other current assets discussed above. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 39% at December 31, 2020 as compared to 40% at December 31, 2019, primarily driven by a decrease in equity, partially offset by a decrease in short-term debt from unrelated parties and the current portion of long-term debt. The decrease in equity was primarily driven by impacts of currency translation, primarily from U.S. dollar to euro, purchases of treasury stock pursuant to the share buy-back program, dividend payments and distributions to non-controlling interests, partially offset by the consolidated earnings and the changes in fair value of equity and debt instruments measured at fair value through other comprehensive income. ROIC decreased to 5.8% at December 31, 2020 as compared to 6.1% at December 31, 2019, driven by the Impairment Loss in the Latin America Segment. Excluding the Impairment Loss as well as excluding both the Impairment Loss and the Effect from IFRS 16, ROIC was 6.6% and 7.5%, respectively, at December 31, 2020. See "I. Performance management system – Return on Invested Capital ("ROIC") (Non-IFRS Measure)" above.

For supplementary information on capital management and capital structure see also note 18, "Capital management," of the notes to the consolidated financial statements included in this report.

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

Although we believe our FY 2021 outlook, which we issued in connection with the announcement of our results for the 2020 fiscal year, is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the FY 2021. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of the locations at which they are discussed in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3.D, "Key Information – Risk factors" and Item 11, "Quantitative and qualitative disclosures about market risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 22, "Commitments and contingencies," of the notes to consolidated financial statements found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report. Other risks discussed in Item 3.D, "Key Information – Risk factors," that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

Potential impact	Description of impact	Classification	Likelihood
Severe	Material negative impact	Almost certain	> 90% to 100%
Major	Significant negative impact	Likely	> 50% to 90%
Medium	Moderate negative impact	Possible	> 10% to 50%
Low	Small negative impact	Unlikely	0% to 10%

Risk Number	Risk factor (or other related disclosure) within the report
1	If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government health care programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including "whistleblower" suits.
2	If certain of our investments or value-based arrangements with health care organizations and health care providers violate the law, our business could be adversely affected.
3
If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.
4
There are significant risks associated with estimating the amount of health care service revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.
5	A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.
6	Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit.
7	We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.
8	Our growth depends, in part, on our ability to develop our core dialysis and non-core businesses
9	We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.
10
If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, or other labor-related activities or changes result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development.
11	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
12	Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.
13	Our indebtedness may limit our ability to pay dividends or prevent us from fulfilling our debt-service obligations or implementing certain elements of our business strategy.
14
Foreign currency and interest rate exposure. See Item 5, "Operating and financial review and prospects – IV. Financial position," Item 11, "Quantitative and qualitative disclosures about market risk – Market risk" and note 23, "Financial instruments," of the notes to the consolidated financial statements.
15	Legal and regulatory matters (see note 22, "Commitments and contingencies," of the notes to the consolidated financial statements)
16	Diverging views of fiscal authorities could require us to make additional tax payments.
17	We face specific risks from international operations.
18	Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.
19	Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition and results of operations.
20	We are subject to risks associated with public health crises and epidemics/pandemics, such as the global spread of the COVID-19 pandemic.

VII. Research and development

Developing innovative products and continuously improving our renal therapies are intrinsic elements of our growth strategy. Our worldwide research and development activities, which are centrally managed by the Global Research and Development division ("GRD"), enable us to develop products and renal therapies efficiently and to systematically promote the exchange of knowledge and technology between regions.

Global research and development strategy

Health care systems face major financial challenges. We aim to direct our research and development activities toward developing innovative products and renal therapies that not only meet high quality standards that improve clinical outcomes, but are also affordable. As an operator of proprietary dialysis clinics and a provider of products for treating patients at home, we believe that these aims are entirely compatible. We are also in a strong position to provide life-saving therapies and treatments to patients suffering from acute kidney failure due to COVID-19.

Our research and development strategy contributes to our Strategy 2025, which aims to provide health care for chronically and critically ill patients across the renal care continuum, in critical settings and by acquiring and developing complementary assets. It is globally orientated, enabling us to respond even better to the worldwide rise in demand for high-quality yet cost-efficient treatment and therapy methods. In doing so, we also take regional market conditions into account and offer a differentiated product range across all three key areas of our Strategy 2025. See Item 4B "Business overview—Major markets and competitive position" and "— Our strategy and competitive strengths" above.

In the future, we intend to deliver innovative, competitive products even more efficiently and strengthen our focus on developing countries. In addition to research and development activities within our Company, we collaborate with external partners with the aim of building a comprehensive innovation and technology network. These partners include numerous academic institutions, such as research institutes at prestigious universities in the U.S. Another partner is the Renal Research Institute in New York. This subsidiary of FMCNA is a renowned institution in the field of clinical research into all aspects of chronic kidney failure. Together, we are working on fundamental issues relating to renal therapies. We are also increasingly collaborating with start-ups with the objective of promoting an open culture of innovation and enabling access to the latest technologies.

Innovations in 2020

Our aim is to continuously improve our patients' quality of life and the outcomes of their treatment, as well as to ensure our growth in the medium to long term. To this end, we are not only working on new products that are close to market launch, but also on an extensive portfolio of innovation projects. These focus on technologies in our core business as well as related areas of strategic interest.

The next generation of dialyzers

In 2020, we started by introducing our next-generation hemodialysis and hemodiafiltration dialyzer FX CorAL in EMEA. It incorporates an innovative fiber membrane design, Helixone hydro®, made using novel fiber production processes. The inner lumen of Helixone hydro® fibers mimics the blood's natural environment, lowering the risk of an immunological reaction. This has the potential to result in better tolerability for our patients. We expect a full launch in 2021.

Our Optiflux Enexa F500 with Endexo technology is a new dialyzer designed to support the treatment of patients without the need for heparin. Endexo is a surface-modifying polymer that is added to the dialyzer during manufacturing. It makes the surface of the membrane less thrombogenic, so that the blood is less likely to clot. The Optiflux Enexa F500 was recently given FDA 510(k) clearance and, thus, has passed a key hurdle prior to market launch. It is now in the last stage of development before being marketed in the U.S.

New home dialysis system launched

For many patients, peritoneal dialysis is the dialysis treatment modality of choice and the gentlest option during the first years of renal replacement therapy. The new SILENCIA® APD therapy system, due to be launched in 2021, promises affordable, state-of the-art dialysis quality for peritoneal dialysis patients, especially in emerging markets. The robust, functional design of the cycler ensures a quick set-up and easy operation. It allows silent and reliable treatment at night while the patient sleeps.

System for respiratory or cardiopulmonary support

In February 2020, Novalung, a system that can be used for respiratory or cardiopulmonary support, received approval from the FDA. The system is distributed in the U.S. under the name Novalung system and in other countries as Xenios Console with various treatment kits.

Novalung is the first extracorporeal membrane oxygenation system approved for more than six hours of use as a life supporting therapy in the U.S. It provides assisted extracorporeal circulation and physiologic gas exchange, such as oxygenation and CO2 removal.

Patients are often unable to absorb sufficient oxygen into their bloodstream or excrete carbon dioxide from their bodies, leading to acute oxygen deficiency. The system maintains the patient's blood circulation and supplies the blood outside the body with oxygen, relieving the heart and lungs.

Digital health care

Connectivity is a key element of our development strategy to support the expansion of home therapies. Patients who are in close contact with their clinicians are less likely to be hospitalized. As more patients are treated at home, it is essential for us to optimize workflows for clinicians and reduce the burden for patients. To this end, Fresenius Medical Care launched its Kinexus™ Therapy Management Service ("Kinexus"), a cloud-based home patient management solution, in Chile and the U.S in 2020. Its features include remote dialysis monitoring, treatment workflow management, personalized prescription programming and daily treatment reporting to clinicians. Kinexus allows us to improve patients' home therapy experience and support those caring for them, with the goal of keeping them at home for longer.

Optimizing therapies through analytics

Modern analytical tools open up new opportunities for enhancing and automating the end-to-end delivery of dialysis treatments. They can be used to determine the optimal treatment for individual patients and to automate the respective treatment sequence. Moreover, these tools make it possible to not only evaluate the vital parameters of patients but also to monitor and optimize the functional state of machines or related services. Fresenius Medical Care Data Solutions Care GmbH is working on these approaches and solutions with the aim of allowing physicians to focus even more on patients and the course of the disease itself.

Research in the field of regenerative medicine

We are investing in promising technologies and research approaches in the area of regenerative medicine through our affiliate Unicyte AG as well as our subsidiary Fresenius Medical Care Ventures.

Our venture capital company is increasingly collaborating with start-ups with the aim of promoting an open culture of innovation and gaining access to the latest technologies. While our portfolio company, Corvidia, was acquired by a major pharmaceutical company in 2020, during the year we invested in the following two companies:

  •
  Alucent Biomedical ("Alucent") is a privately held medical technology company headquartered in Salt Lake City, Utah. Alucent was founded by Avera Health to develop and market products using Alucent Natural Vascular Scaffolding ("AlucentNVS") technology. AlucentNVS is a first-of-its-kind combination drug-device therapy designed to assist the body in naturally opening and maintaining arterial patency.

  •
  Magenta Medical ("Magenta") is a privately owned medical device company based in Kadima, Israel. Magenta is working on a next-generation percutaneous left ventricular assistive device and a transcatheter renal venous decongestion device.

R&D resources

R&D expenditure corresponded to around 5% (2019: 5% and 2018: 3%) of our health care product revenue. At the end of 2020, our patent portfolio comprised some 11,223 property rights in approximately 1,626 patent families, i.e. groups of patents linked to the same invention. Our R&D work in the financial year produced around 135 additional patent families. A broad portfolio of patents shall provide us with a wide range of treatment options in this competitive area in future.

At December 31, 2020, 1,218 employees (full-time equivalents) worked for the Company in R&D worldwide (December 31, 2019: 1,157). They come from various backgrounds. Physicians work side by side with software specialists, business economists and engineers in interdisciplinary teams. More than 730 employees – the majority of our R&D staff – are based in Europe. Most R&D activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other R&D sites are in St. Wendel (Germany), Bucharest (Romania) and Krems (Austria). In the U.S. the Company maintains centers of excellence for the development of devices in Concord, California, and for dialyzers and other disposable products in Ogden, Utah. Development activities in Shanghai and Changshu (China) are focused on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The Global R&D organization coordinates collaboration and technology exchange among the various sites. Carrying out R&D responsibly is an intrinsic element of our innovative culture.

Research and development expenditures
in € M
	2020	2019	2018
Total	194	168	114

Employees
Full-time equivalents, as of December 31, for the respective period presented
	2020	2019	2018
Total	1,218	1,157	933

Number of patents
As of December 31, for the respective period presented
	2020	2019	2018
Total	11,223	10,658	9,152

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

Item 6.    Directors, senior management and employees

A.    Directors and senior management

General

As a partnership limited by shares, under the German Stock Corporation Act ("Aktiengesetz" or "AktG"), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

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

The General Partner's Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE or "Fresenius" in the context of Item 6 of this report), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner's supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them.

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

Name	Current Age
Mr. Stephan Sturm, Chairman(1)	57
Dr. Dieter Schenk, Vice Chairman(1)(4)	68
Dr. Gerd Krick(1)	82
Mr. Rolf A. Classon(1)(2)(3)(4)	75
Mr. William P. Johnston(1)(2)(3)(4)	76
Ms. Rachel Empey	44

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

(3)
Independent director for purposes of our pooling agreement

(4)
Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG. See "Board Practices," below.

MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius' Chief Financial Officer. Prior to joining Fresenius in 2005, he was a Managing Director of Credit Suisse First Boston ("CSFB"), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB's European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University. Additionally, Mr. Sturm is the Chairman of the supervisory board of Fresenius Kabi AG, Vice Chairman of the supervisory board of Vamed AG, Austria as well as a member of the supervisory board of Deutsche Lufthansa AG.

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

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms. Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an audit executive at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 and has served on the Board of Directors of Inchcape plc since May 2016.

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

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Current Age	Position	Year term expires
Mr. Rice Powell	65	Chief Executive Officer and Chairman of the Management Board	2022
Ms. Helen Giza	52	Chief Financial Officer	2022
Mr. William Valle	60	Chief Executive Officer for the North America Segment	2025
Dr. Olaf Schermeier	48	Chief Executive Officer of Global Research & Development	2026
Mr. Kent Wanzek	61	Chief Executive Officer of Global Manufacturing, Quality & Supply	2022
Mr. Harry de Wit	58	Chief Executive Officer for the Asia-Pacific Segment	2023
Dr. Katarzyna Mazur-Hofsäß	57	Chief Executive Officer for the EMEA Segment	2026
Franklin W. Maddux, MD	62	Global Chief Medical Officer	2022

MR. RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Management Board of Fresenius Management SE and of the Board of Administration of

Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has more than 40 years of experience in the health care industry, which includes various positions with Baxter International Inc., Biogen Inc. and Ergo Sciences Inc.

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

DR. OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier serves on the supervisory board of Xenios AG and the board of directors of Unicyte AG. Prior to FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Dräger Medical, Lübeck, Germany. Dr. Schermeier has more than 20 years of experience in various areas of the health care industry, among others at Charité clinic and at Biotronik, Germany.

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

MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for 30 years. Mr. de Wit holds a master's degree in Medicine from the VU University of Amsterdam in the Netherlands and a Bachelor of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands.

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

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, "Corporate governance—The legal structure of FMC-AG & Co. KGaA."

The current Supervisory Board consists of six persons, three of whom—Messrs. Schenk (Chairman), Classon (Vice Chairman) and Johnston—are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see "The General Partner's Supervisory Board," above.

MS. PASCALE WITZ, 54, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi's executive committee (equivalent to a management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Pharma plc since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017. Additionally, Ms. Witz is president of PWH ADVISORS SASU, since November 2016, and the CEO of PWH ADVISORS LLC.

PROF. DR. GREGOR ZÜND, 61, has been appointed as a new member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education he has been a member of the hospital's executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is Professor ad personam at the University of Zurich.

DR. DOROTHEA WENZEL, 51, became a member of the Supervisory Board effective May 16, 2019 and is currently the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner's management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner's Management Board. See Item 16G, "Corporate governance—The legal structure of FMC-AG & Co. KGaA." Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company's financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee of the Supervisory Board also recommends to the Supervisory Board a candidate as the Company's auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements included in the periodic reports that we file with the SEC.

B.    Compensation

We are exempt from NYSE and SEC rules requiring listed companies to maintain compensation committees consisting of independent directors. We are also not subject to the compensation disclosure provisions of SEC Regulation S-K, which include a requirement to provide a "Compensation Discussion and Analysis" explaining the material elements of the compensation paid to a company's CEO, CFO, and certain other highly compensated executive officers or employees. See Item 16G, "Corporate Governance." Instead, as a German publicly-held company, we prepare a Compensation Report in accordance with the requirements of the German Corporate Governance Code. Set forth below is a convenience translation of the Compensation Report of FMC-AG & Co. KGaA. In the Compensation Report, "the fiscal year" refers to the year ended December 31, 2020.

Report of the Management Board of Management AG, our General Partner

The Compensation Report of FMC-AG & Co. KGaA summarizes the main elements of the system for the compensation of the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard especially explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the compensation of the Supervisory Board of the Company are described in the Compensation Report.

The compensation system for the members of the Management Board of Fresenius Medical Care Management AG was amended with effect as from January 1, 2020 in accordance with the provisions of the German Stock Corporation Act (AktG), as amended by the German Act Implementing the Second (EU) Shareholder Rights Directive, and approved by the Annual General Meeting of FMC-AG & Co. KGaA on August 27, 2020 with a majority of more than 95% of the votes cast ("Compensation System 2020+"). The details of the Compensation System 2020+ can be found on the Company's website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation. The Compensation System 2020+ was implemented effective as of January 1, 2020 in the service agreements of all Management Board members. The compensation of the Management Board members for the fiscal year was determined in accordance with the Compensation System 2020+.

The Compensation Report is part of the Management Report and of the group management report of FMC-AG & Co. KGaA as at December 31, 2020 and was prepared in accordance with the provisions of the German Commercial Code (HGB). The Compensation Report also includes in section VI. "Tables of the value of benefits granted and received" compensation tables which correspond, to a large extent, to the structure and the form of the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017, to allow for the comparability with the previous year's figures.

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

The Compensation System 2020+ underlying the compensation of the Management Board for the fiscal year was developed with the support of external compensation experts. The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the Company's business and to reward them based on their duties and performance as well as their success in managing the Company's economic and financial position giving due regard to the peer environment and to make a significant contribution to implementing and further developing the business strategy.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the Supervisory Board of Fresenius Medical Care Management AG conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary, target Short-Term Incentive amount and grant amount under the Long-Term Incentive) and the respective components granted to each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. Additionally, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups (these include DAX 30 companies as well as U.S. companies with comparable sector and size). For the fiscal year, the DAX 30 companies as of December 31, 2019 and – depending on the specific tasks of the respective member of the Management Board – the following companies listed in the U.S. were used: Anthem Inc., Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc, and UnitedHealth Group Incorporated.

The Supervisory Board of Fresenius Medical Care Management AG also conducts a vertical review with respect to the compensation levels of the Company's employees when determining the compensation system and the compensation of the Management Board members.

The compensation of the Management Board is, as a whole, performance-based and geared to promoting sustainable and long-term corporate development. In accordance with the Compensation System 2020+, it was in the fiscal year composed of non-performance-based and performance-based components:

  1.
  a non-performance-based compensation, consisting of "fixed compensation components" (base salary, fringe benefits and pension commitment)

  2.
  a short-term performance-based compensation, which is a one-year variable compensation ("Short-Term Incentive")

  3.
  components with long-term incentive effects (multi-year variable compensation comprised of share-based compensation with cash settlement and stock options, the latter granted in previous fiscal years) ("Long-Term Incentive").

Compensation components granted for the fiscal year

Compensation System 2020+
Fixed components
Base salary
Fringe benefits
Pension commitment
Variable components
Short-Term Incentive
(Multiplier: 1.05 times base salary)
Financial performance targets
▪ 20% Revenue
▪ 20% Operating Income
▪ 40% Net Income
Non-financial performance target
▪ 20% sustainability
Target achievement cap: 120%
Long-Term Incentive
(Multiplier: 1.35 times base salary)
Financial performance targets
▪ 1/3 Revenue Growth
▪ 1/3 Net Income Growth
▪ 1/3 Return on Invested Capital (ROIC)
Target achievement cap: 200%
Overall proceeds cap incl. share price development: 400%
Maximum compensation amount
Maximum compensation for each Management Board member depending on the function
Further design elements
Share ownership
Malus and clawback
Severance payment cap

Upon the introduction of the Compensation System 2020+, the composition of the compensation components for the Management Board members has changed. The grant amounts for variable, performance-based compensation components are each determined as a multiple of the base salary. The multiplier for the short-term performance-based compensation is 1.05 and the multiplier for the long-term performance-based compensation is 1.35. This results in a long-term oriented compensation structure that is consistent for all Management Board members and less complex than the previous compensation system.

Until 2019 under the previous compensation system, the Management Board members were entitled to a part of their one-year variable compensation irrespective of the target achievement. This entitlement was abolished upon the introduction of the Compensation System 2020+ and the respective amount has been included in the base salary. Consequently, the base salary of the Management Board members for the fiscal year, compared to the base salary for the year 2019, has increased accordingly. In addition, further adjustments of the base salary were necessary in individual cases to keep the target total direct compensation of the Management Board members for the fiscal year on a level comparable to that of the year 2019 and to avoid any reduction by the introduction of the Compensation System 2020+.

For the Management Board members Mr. Rice Powell and Mr. William Valle, a regular salary review and adjustment has been carried out in addition to the conversion of the compensation system in the fiscal year.

I.    Fixed compensation components

The fixed compensation granted to the Management Board members comprises a base salary, fringe benefits and – if individually agreed – a pension commitment.

The base salary is paid in Germany or Hong Kong (applicable to Mr. Harry de Wit, who is resident in Hong Kong) in twelve equal monthly installments. To the extent the base salary is paid to members of the Management Board in the U.S., the payment is made in accordance with local customs in twenty-six equal installments.

In addition, the members of the Management Board receive fringe benefits based on their service agreements. In the fiscal year these consisted mainly of the private use of company cars, special payments such as the payment of school fees, housing, rent and relocation supplements, reimbursement of air travel expenses, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurance or other insurances as well as tax equalizations resulting from different tax rates applicable in Germany and, as the case may be, the country in which the Management Board member is personally liable to taxes. For details regarding the tax equalizations, please see section V. "Miscellaneous."

The pension commitments of the members of the Management Board are described in section IV. "Commitments to members of the Management Board in the event of a termination of their appointment" of this Compensation Report.

II.    Variable compensation components

The variable compensation components comprise a short-term performance-based compensation component (Short-Term Incentive) and a long-term performance-based compensation component (Long-Term Incentive) that includes a mandatory share ownership element. The target Short-Term Incentive amount equals 105% (multiplier of 1.05) of the respective Management Board member's relevant base salary. The grant amount under the Long-Term Incentive equals 135% (multiplier of 1.35) of the respective Management Board member's relevant base salary.

Variable compensation components granted under the Compensation System 2020+ in the fiscal year

For the Short-Term Incentive, the target achievement and payout are capped at 120% of the applicable target Short-Term Incentive amount. For the Long-Term Incentive, the target achievement is capped at 200% for each grant. In addition, the proceeds from each grant of the Long-Term Incentive are capped at 400% of the grant amount for each grant, thus also capping the opportunity to profit from the share price development in the applicable performance period. The Supervisory Board of Fresenius Medical Care Management AG has also agreed on a cap option for the variable compensation components in the event of extraordinary developments.

In addition, individual members of the Management Board may receive a variable compensation for their Management Board activities from compensation components granted for previous fiscal years.

The members of the Management Board were granted, for the last time, for the year 2019 the so-called Share Based Award to the extent that they were entitled to a one-year variable compensation under the compensation system applicable until December 31, 2019. The Share Based Award is the amount of the one-year variable compensation that under the compensation system applicable until December 31, 2019 was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. The Share Based Award is attributable to the compensation components with long-term incentive effect.

To the extent that members of the Management Board were entitled to a Share Based Award under the compensation system applicable until December 31, 2019, they can in principle receive a share-based compensation, at the earliest, after a period of three years following the respective allocation dates. The share-based compensation is paid in cash and its amount depends on the share price of FMC-AG & Co. KGaA upon exercise. In special cases (e.g. occupational disability, retirement, non-renewal of expired service agreements by the company) a shorter period may apply.

To the extent that members of the Management Board have been granted performance shares under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 ("LTIP 2016") or the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 ("MB LTIP 2019"), they may under certain conditions – and, under the MB LTIP 2019, for the first time in 2023 – receive share-based compensation with cash settlement from these performance shares. Furthermore, under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 ("LTIP 2011") individual members of the Management Board may under certain conditions exercise previously granted stock options or receive a share-based compensation with cash settlement from Phantom Stock already granted.

On the basis of the plan conditions of the MB LTIP 2020, the MB LTIP 2019 and the LTIP 2016 and in accordance with the service agreements concluded with the Management Board members, variable compensation components that have already been earned and paid may be reclaimed, in particular in case of relevant violations of internal guidelines or undutiful conduct (Clawback).

Short-Term Incentive

Under the Compensation System 2020+, the members of the Management Board are entitled to receive a Short-Term Incentive which may result in a cash payment. The Short-Term Incentive rewards the Management Board members for the Company's performance in the relevant fiscal year. The Short-Term Incentive is linked to the achievement of three financial and one non-financial performance target.

The target Short-Term Incentive amount to be granted to each member of the Management Board, which is paid out at a target achievement level of 100%, equals 105% (multiplier of 1.05) of the Management Board member's relevant base salary. The Short-Term Incentive is measured based on the achievement of four performance targets: 20% relate to Revenue, 20% to Operating Income, 40% to Net Income and 20% to the achievement of specific and measurable sustainability criteria.

The underlying financial figures of the financial performance targets are determined at constant currency and are adjusted for certain effects in line with the specifications determined before the beginning of the performance period, e.g. the effects from certain acquisitions and divestments, to ensure comparability of the financial figures with the operational performance.

For the fiscal year, an impairment of goodwill and tradenames in the Latin America Segment has materialized with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure the comparability of the underlying financial figures of the performance targets with the Company's operating performance and to adequately recognize the actual performance of the members of the Management Board, the Supervisory Board of Fresenius Medical Care Management AG has decided to disregard the Latin America Segment impairment in question, which solely relates to the carrying amounts, when determining the relevant target achievement for the Short-Term Incentive.

For Dr. Katarzyna Mazur-Hofsäß (member of the Management Board responsible for the region Europe, Middle East and Africa (EMEA)), Mr. William Valle (member of the Management Board responsible for the region North America (NA)) and Mr. Harry de Wit (member of the Management Board responsible for the region Asia-Pacific (AP)), who are responsible for a particular region, the Revenue and the Operating Income relate to the relevant financial figures of the respective region. For Mr. Rice Powell and Ms. Helen Giza as Management Board members with corporate group functions as well as for Dr. Olaf Schermeier (member of the Management Board responsible for Global Research and Development), Mr. Kent Wanzek (member of the Management Board responsible for Global Manufacturing, Quality and Supply) and Mr. Franklin W. Maddux, MD (member of the Management Board and Global Chief Medical Officer) the Revenue and the Operating Income relate to the relevant financial figures of the Group. The Net Income target always relates to that of the Group. By measuring the performance targets on a regional as well as on a group level, both the financial performance of the individual regions and that of the Group are reflected.

The Supervisory Board of Fresenius Medical Care Management AG has defined the target values of the underlying financial figures for each financial performance target that lead to a target achievement of 0% (lower threshold), 50%, 100% and 120% (cap).

In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term variable compensation. This performance target underlines the Company's commitment to implement its global sustainability program.

The sustainability performance target is based on a qualitatively measurable sustainability target that relates to various sustainability areas.

The following applies for each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is exceeded, a target achievement of 120% (cap) applies. If the actual financial or non-financial figures lie between the respective target values for a target achievement of 0% to 100% or 100% to 120%, the target achievement is determined by linear interpolation.

The following table shows the target values applied in the fiscal year and their achievement for the financial targets.

Target values and target achievement
	Target Values(1)			Target achievement in the fiscal year
	0%	100%	120%	Absolute	Relative
	in € M	in € M	in € M	in € M	in %
Revenue
Group	≤ 17,477	= 18,880	≥ 19,229	18,395	65.44
NA	≤ 12,195	= 13,168	≥ 13,412	12,732	55.14
EMEA	≤ 2,693	= 2,809	≥ 2,863	2,840	111.55
AP	≤ 1,859	= 1,985	≥ 2,023	1,923	50.68
Operating Income
Group	≤ 2,444	= 2,533	≥ 2,572	2,519	83.88
NA	≤ 1,989	= 2,053	≥ 2,080	2,130	120.00
EMEA	≤ 389	= 402	≥ 407	419	120.00
AP	≤ 325	= 335	≥ 340	345	120.00
Net Income	≤ 1,285	= 1,349	≥ 1,377	1,349	98.86

(1)
The target values for a target achievement of 50% follow from the linear interpolation for a target achievement between 0% and 100% and are therefore not listed separately.

The achievement of the sustainability target is measured at the group level to ensure close collaboration across the Company's operating segments in the field of sustainability. For this purpose, eight material sustainability areas were defined: patients, anti-bribery and anti-corruption, employees, data privacy and security, human rights, supply chain, environment as well as occupational health and safety. The progress in each sustainability area is measured by the degree of implementation of pre-defined management concepts that include purpose, goals and objectives, responsibility and ownership, coverage, reporting and communication, results and progress as well as policy, guideline and training. The eight sustainability areas and seven management concepts result in 56 sustainability criteria.

For the period from 2020 to 2022, the yearly progress of the implementation of these sustainability criteria will be assessed by an external auditor and measured in two steps using an audited control and calculation model.

Within the control and calculation model, the degree of implementation of these sustainability criteria is evaluated in a first step using a predefined questionnaire. For each question 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point can be achieved depending on the degree of implementation. Based on the evaluation of the questionnaire, the score for each sustainability criterion is determined in a second step. The score for each sustainability criterion can also be 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point. To calculate the achieved score for each sustainability criterion, the average of the points over the number of questions per sustainability criterion is calculated. If the thus calculated average deviates from the aforementioned scores, it is rounded down to the next lower score. For example, a score of 0.45 points would lead to a score of 0.25 points for a sustainability criterion.

To determine the total score for the sustainability target, the sum of the points achieved for the 56 sustainability criteria is calculated. The Supervisory Board of Fresenius Medical Care Management AG has set the following target values for the fiscal year: A total score of 10.75 or less results in a target achievement of 0%, a total score of 18.00 results in a target achievement of 100% and a total score of 20.00 or more results in a target achievement of 120%.

The total score achieved in the fiscal year was 24.50. This resulted in a sustainability target achievement of 120%.

The degree of the overall target achievement for the Short-Term Incentive is determined based on the weighted arithmetic mean of the target achievement of each performance target. Multiplying the degree of the respective overall target achievement with the target Short-Term Incentive amount results in the final Short-Term Incentive amount. Subject to the approval by the Supervisory Board of Fresenius Medical Care Management AG, the final Short-Term Incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final Short-Term Incentive amount is also capped at 120% of the respective target Short-Term Incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement of the individual Management Board members for the fiscal year:

Overall target achievement
in %
	Target achievement
	Revenue	Operating Income	Net Income	Sustainability target	Overall target achievement
Rice Powell	65.44	83.88	98.86	120.00	93.41
Helen Giza	65.44	83.88	98.86	120.00	93.41
Franklin W. Maddux, MD	65.44	83.88	98.86	120.00	93.41
Dr. Katarzyna Mazur-Hofsäß	111.55	120.00	98.86	120.00	109.85
Dr. Olaf Schermeier	65.44	83.88	98.86	120.00	93.41
William Valle	55.14	120.00	98.86	120.00	98.57
Kent Wanzek	65.44	83.88	98.86	120.00	93.41
Harry de Wit	50.68	120.00	98.86	120.00	97.68

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board (without components with long-term incentive effects) consists of the following:

Amount of Cash Compensation
in € THOUS
	Non-performance-based compensation								Cash compensation (without long-term incentive components)
							Short-term performance- based compensation
	Base salary(1)		Fringe benefits
	2020	2019(2)	2020		2019(2)		2020	2019(2)	2020	2019(2)
Members of the Management Board serving as of December 31, 2020
Rice Powell	1,769	1,340	429		256		1,734	1,970	3,932	3,566
Helen Giza(3)	855	108	320	(4)	440	(4)	839	159	2,014	707
Franklin W. Maddux, MD(3)	805	—	200		—		790	—	1,795	—
Dr. Katarzyna Mazur-Hofsäß	910	700	33		94		1,050	1,131	1,993	1,925
Dr. Olaf Schermeier	725	510	137		136		711	750	1,573	1,396
William Valle	1,366	866	327		237		1,414	1,035	3,107	2,138
Kent Wanzek	792	607	212		127		777	866	1,781	1,600
Harry de Wit	735	520	327		337		754	841	1,816	1,698
Former member of the Management Board who resigned during the year 2019(5)
Michael Brosnan	—	633	—		211		—	1,117	—	1,961

Total:	7,957	5,284	1,985		1,838		8,069	7,869	18,011	14,991

(1)
Until 2019 under the previous compensation system, the Management Board members were entitled to a part of their one-year variable compensation irrespective of the target achievement. This entitlement was abolished upon the introduction of the Compensation System 2020+ and the respective amount has been included in the base salary. Consequently, the base salary of the Management Board members for the fiscal year, compared to the base salary for the year 2019, has increased accordingly. In addition, further adjustments of the base salary were necessary in individual cases to keep the target total direct compensation of the Management Board members for the fiscal year on a level comparable to that of the year 2019 and to avoid any reduction by the introduction of the Compensation System 2020+. For the Management Board members Mr. Rice Powell and Mr. William Valle, a regular salary review and adjustment has been carried out in addition to the conversion of the compensation system in the fiscal year.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell,

  Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan). The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

(3)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.

(4)
The fringe benefits of Ms. Helen Giza include a payment of €200 THOUS for the fiscal year and a payment of €400 THOUS for the year 2019, which Ms. Helen Giza received in connection with her appointment to the Management Board. In the year 2021, Ms. Helen Giza will receive a further payment of €200 THOUS in connection with her appointment to the Management Board.

(5)
Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019. Therefore, the amounts of his non-performance-based compensation as set out herein relate to the period until October 31, 2019.

The Share Based Award that is attributable to the components with long-term incentive effect was granted for the last time for the year 2019. In accordance with the targets achieved in the year 2019, the members of the Management Board who were members of the Management Board on December 31, 2019 and the member of the Management Board who resigned during the year 2019 (Mr. Michael Brosnan) acquired entitlements to Share Based Awards valued in total at €2,623 THOUS. Based on this already fixed value, the allocation of the specific number of virtual shares made by the Supervisory Board of Fresenius Medical Care Management AG took place in March of the fiscal year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will also serve as multiplier for the share price on the applicable exercise date and, thus, as the basis for the determination of the payment amount of the respective share-based compensation.

Long-Term Incentive

On the basis of the Compensation System 2020+, the Management Board members were granted so-called Performance Shares for the fiscal year under the MB LTIP 2020 as a Long-Term Incentive. The MB LTIP 2020 was approved in the fiscal year by the Supervisory Board of Fresenius Medical Care Management AG upon recommendation of the Human Resources Committee and follows on the MB LTIP 2019, under which, as of the end of 2019, no further Performance Shares may be granted.

The Performance Shares granted to the members of the Management Board under MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any proceeds from Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company. The proceeds from the Performance Shares (after taxes and contributions) are paid over to a credit institution which uses them for the purchase of shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. The proceeds from the Long-Term Incentive are therefore not accessible to the Management Board members prior to the lapse of a period of at least four years.

The grant amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective member of the Management Board. In order to determine the number of Performance Shares to be granted to the respective Management Board member, the respective grant amount is divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average share price of the shares of the Company over a period of 30 calendar days prior to each respective grant date. The number of Performance Shares to vest for each member of the Management Board depends on the achievement of the performance targets.

The target achievement is measured based on the achievement of three equally weighted financial performance targets: Revenue growth ("Revenue Growth"), Net Income growth ("Net Income Growth") and return on invested capital (ROIC).

Revenue Growth and Net Income Growth are determined at constant currency.

In particular to ensure the comparability of the underlying financial figures of the performance targets with the Company's operating performance and to adequately recognize the actual performance of the members of the Management Board for the components with long-term incentive effects, the Supervisory Board of Fresenius Medical Care Management AG has decided to disregard the impairment in Latin America that solely relates to the carrying amounts and is described in connection with the Short-Term Incentive above also when determining the relevant target achievement for the fiscal year under the LTIP 2016 (grant 2018), the MB LTIP 2019 (grant 2019) and the MB LTIP 2020 (grant 2020).

The Supervisory Board of Fresenius Medical Care Management AG has defined specific target values for each performance target that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap).

The following applies for each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is exceeded, a target achievement of 200% (cap) applies. If the actual financial figures are between the respective target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement is determined by linear interpolation. The achievement of each performance target is determined annually. The three performance targets are weighted equally to determine the yearly target achievement. At the end of the three-year performance period, the Supervisory Board of Fresenius Medical Care Management AG determines the overall target achievement by taking the average of the yearly target achievements of the applicable performance period.

Based on the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. Such number of Performance Shares to vest may increase or decrease over the performance period. A total loss as well as (at most) doubling of the granted Performance Shares (200% target achievement cap) is possible. After the final determination of the overall target achievement, the number of vested Performance Shares is multiplied with the last 30 calendar days' average price of the shares of the Company prior to each respective vesting date to calculate a corresponding cash amount as proceeds from the vested Performance Shares. The overall proceeds from a Performance Share are capped at 400% of the respective grant amount.

The target values applied in the fiscal year for Performance Shares granted under the MB LTIP 2020 and the target achievement of the performance targets for the fiscal year are as follows:

Under the MB LTIP 2020, a total of 159,607 Performance Shares with a total value of €9,842 THOUS were granted to the members of the Management Board for the first time in the fiscal year. The fair value of the Performance Shares issued in November of the fiscal year amounted on the grant date to €61.27 for commitments in euros (applicable to Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Mr. Harry de Wit) and to $72.17 (€61.94) for commitments in U.S. dollars (applicable to Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek).

In the previous year, 114,999 Performance Shares with a total value of € 7,158 THOUS were granted under the MB LTIP 2019. The fair value of the Performance Shares issued in July 2019 amounted on the grant date to €62.10 for commitments in euro (applicable to Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Mr. Harry de Wit) and to $69.71 (€62.69) for commitments in U.S. dollars (applicable to Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), William Valle and Kent Wanzek). Ms. Helen Giza was granted Performance Shares in December 2019 whose fair value on the grant date was €60.58.

For the fiscal year, the number of Performance Shares granted to the members of the Management Board is shown, in each case compared to the previous year, individualized in the following table:

Long-Term Incentive Components
	Number of Performance Shares granted(1)
	2020	2019
Members of the Management Board serving as of December 31, 2020
Rice Powell	35,030	25,127
Helen Giza(2)	17,465	13,399
Franklin W. Maddux, MD(2)	15,954	—
Dr. Katarzyna Mazur-Hofsäß	18,588	12,927
Dr. Olaf Schermeier	14,809	12,927
William Valle	27,053	12,564
Kent Wanzek	15,694	12,564
Harry de Wit	15,014	12,927
Former member of the Management Board who resigned during the year 2019(3)
Michael Brosnan	—	12,564

Total:	159,607	114,999

(1)
The grants were made pursuant to the MB LTIP 2020 for the fiscal year and pursuant to the MB LTIP 2019 for the year 2019.

(2)
Please note for purposes of comparison of the number of Performance Shares granted for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.

(3)
Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

At the end of the fiscal year, the members of the Management Board in office on December 31 of the fiscal year held a total of 159,607 Performance Shares under the MB LTIP 2020 (2019: 0), 102,435 Performance Shares under the MB LTIP 2019 (2019: 102,435) and 135,473 Performance Shares under the LTIP 2016 (2019: 211,878).

For the fiscal year, the value of the share-based compensation with cash settlement granted to the members of the Management Board is shown, in each case compared to the previous year, individualized in the following table:

Long-Term Incentive Components
in € THOUS
	Share-based compensation with cash settlement(1)
	2020	2019(2)
Members of the Management Board serving as of December 31, 2020
Rice Powell	2,170	2,232
Helen Giza(3)	1,070	865
Franklin W. Maddux, MD(3)	988	—
Dr. Katarzyna Mazur-Hofsäß	1,139	1,180
Dr. Olaf Schermeier	907	1,053
William Valle	1,676	1,133
Kent Wanzek	972	1,076
Harry de Wit	920	1,083
Former member of the Management Board who resigned during the year 2019(4)
Michael Brosnan	—	1,160

Total:	9,842	9,782

(1)
This includes Performance Shares pursuant to the MB LTIP 2020 (for the fiscal year) and to the MB LTIP 2019 (for the year 2019) as well as Share Based Awards (for the year 2019). The share-based compensation amounts are based on the fair value on the grant date.

(2)
Please note for purposes of comparison between the amounts indicated for 2019 and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan). The translation of U.S. dollar amounts was done at the closing rate of the applicable grant date.

(3)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.

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

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-Term Incentive Components
in € THOUS
	Stock Options		Share-based compensation with cash settlement(1)		Share-based compensation
	2020	2019	2020	2019	2020	2019
Members of the Management Board serving as of December 31, 2020
Rice Powell	—	327	2,666	2,588	2,666	2,915
Helen Giza(2)	—	—	333	10	333	10
Franklin W. Maddux, MD(2)	—	—	206	—	206	—
Dr. Katarzyna Mazur-Hofsäß	—	—	691	224	691	224
Dr. Olaf Schermeier	—	109	1,256	1,226	1,256	1,335
William Valle(3)	—	—	1,331	731	1,331	731
Kent Wanzek	—	153	1,190	1,272	1,190	1,425
Harry de Wit	—	—	1,457	1,001	1,457	1,001
Former member of the Management Board who resigned during the year 2019(4)
Michael Brosnan	—	164	—	3,552	—	3,716

Total:	—	753	9,130	10,604	9,130	11,357

(1)
This includes expenses for Performance Shares under the MB LTIP 2020 (for the fiscal year only), under the MB LTIP 2019 and under the LTIP 2016, expenses for Phantom Stock under the LTIP 2011 and expenses for the Share Based Award.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.

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

Performance Shares under the MB LTIP 2019

In 2019, grants of Performance Shares under the MB LTIP 2019 constituted a component of the compensation of the members of the Management Board. As of the end of year 2019, grants under the MB LTIP 2019 are no longer possible. However, individual members of the Management Board may exercise Performance Shares which have previously been granted and, taking into consideration vesting periods, the achievement of defined performance targets as well as, subject to deviating agreements in the individual case, the continuation of the service relationship, receive (for the first time in 2023) a share-based compensation with cash settlement from Performance Shares under the MB LTIP 2019. At December 31 of the fiscal year, the members of the Management Board then in office held a total of 102,435 Performance Shares (2019: 102,435) under the MB LTIP 2019.

Performance Shares under the LTIP 2016

Until the end of year 2018, grants of Performance Shares under the LTIP 2016 constituted a component of the compensation of the members of the Management Board. As of the end of year 2018 grants under the LTIP 2016 are no longer possible. However, individual members of the Management Board may exercise Performance Shares which have previously been granted and, taking into consideration vesting periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service relationship, receive (for the first time in the fiscal year) a share-based compensation with cash settlement from Performance Shares under the LTIP 2016. At December 31 of the fiscal year, the members of the Management Board then in office held a total of 135,473 Performance Shares (2019: 211,878) under the LTIP 2016.

Stock options and Phantom Stock under the LTIP 2011

Until the end of the year 2015, grants under the LTIP 2011, which consisted of the Phantom Stock Plan 2011 and the Stock Option Plan 2011, constituted a component of the compensation for the members of the Management Board. As of the end of the fiscal year 2015, grants under the LTIP 2011 are no longer possible. However, individual members of the Management Board may exercise Phantom Stock or stock options which have previously been granted, taking into consideration blackout periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service relationship.

At December 31 of the fiscal year the members of the Management Board then in office did not hold any Phantom Stock (2019: 23,336) pursuant to the Phantom Stock Plan 2011 and a total of 465,308 stock options (2019: 452,989) originating from the Stock Option Plan 2011. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see the section "Conditional Capital" of the notes to the annual financial statements and consolidated financial statements of the Company.

The development and status of stock options in the fiscal year of the members of the Management Board serving at December 31 of the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice Powell	Helen Giza	Franklin W. Maddux, MD(1)	Dr. Katarzyna Mazur-Hofsäß	Dr. Olaf Schermeier	William Valle(1)	Kent Wanzek	Harry de Wit	Total
Options outstanding January 1, 2020
Number	256,781	—	45,000	—	96,488	30,000	69,720	—	497,989
Weighted average exercise price in €	66.06	—	67.97	—	63.88	76.99	76.99	—	68.00
Options exercised during the fiscal year
Number	32,681	—	—	—	—	—	—	—	32,681
Weighted average exercise price in €	52.99	—	—	—	—	—	—	—	52.99
Weighted average share price in €	72.00	—	—	—	—	—	—	—	72.00
Options outstanding December 31, 2020
Number	224,100	—	45,000	—	96,488	30,000	69,720	—	465,308
Weighted average exercise price in €	67.97	—	67.97	—	63.88	76.99	76.99	—	69.05
Weighted average remaining contractual life in years	2.24	—	2.24	—	1.99	2.57	2.57	—	2.26
Range of exercise prices in €	49.93 - 76.99	—	49.93 - 76.99	—	49.76 - 76.99	76.99	76.99	—	49.76 - 76.99
Options exercisable December 31, 2020
Number	224,100	—	45,000	—	96,488	30,000	69,720	—	465,308
Weighted average exercise price in €	67.97	—	67.97	—	63.88	76.99	76.99	—	69.05

(1)
The stock options as set out herein for Messrs. Franklin W. Maddux, MD and William Valle have been granted before the respective appointment to the Management Board.

III.    Total Compensation

The structure for the total compensation of the Management Board for the fiscal year is as follows:

Caps and maximum compensation

Maximum compensation

200% target achievement cap
400% overall proceeds cap incl. share price development
Maximum compensation amount
Maximum amount of the LTI(2)
1.35 times base salary
Grant amount of the LTI(2)
120% target achievement cap
1.05 times base salary
Target STI(1) amount
Maximum amount of the STI(1)
Fixed components
Fixed components
Fixed components
Minimum
at 0% target achievement for variable components
Target Compensation
at 100% target achievement
Maximum
at maximum target achievement level and achievable payout opportunity for variable compensation components

(1) *STI = Short-Term Incentive*
(2) *LTI = Long-Term Incentive*

The Compensation System 2020+ provides for an overall maximum compensation amount for each Management Board member. These maximum compensation amounts limit the payouts and allocations of the total compensation granted to a Management Board member for a fiscal year, irrespective of the dates of the payouts and allocations. The maximum compensation amount for each Management Board member can be below the sum of the potentially achievable payouts and allocations from the individual compensation components granted for a fiscal year.

The maximum compensation amounts are defined based on the currency of the base salary as stated in the respective Management Board member's service agreement and amount to €12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for all other current Management Board functions.

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is shown in the following table:

Total Compensation
in € THOUS
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2020	2019(1)	2020	2019(1)	2020	2019(1)
Members of the Management Board serving as of December 31, 2020
Rice Powell	3,932	3,566	2,170	2,232	6,102	5,798
Helen Giza(2)	2,014	707	1,070	865	3,084	1,572
Franklin W. Maddux, MD(2)	1,795	—	988	—	2,783	—
Dr. Katarzyna Mazur-Hofsäß	1,993	1,925	1,139	1,180	3,132	3,105
Dr. Olaf Schermeier	1,573	1,396	907	1,053	2,480	2,449
William Valle	3,107	2,138	1,676	1,133	4,783	3,271
Kent Wanzek	1,781	1,600	972	1,076	2,753	2,676
Harry de Wit	1,816	1,698	920	1,083	2,736	2,781
Former member of the Management Board who resigned during the year 2019(3)
Michael Brosnan	—	1,961	—	1,160	—	3,121

Total:	18,011	14,991	9,842	9,782	27,853	24,773

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan). In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year; the translation of U.S. dollar amounts for Performance Shares granted under the MB LTIP 2020 (for the fiscal year) and under the MB LTIP 2019 (for the year 2019) was done at the closing rate of the applicable grant date.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.

(3)
Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

Personal investment from the variable compensation for the fiscal year

In order to let the members of the Management Board participate adequately in the sustainable corporate development, the Supervisory Board decided that the members of the Management Board – by mutual agreement – acquire shares in FMC-AG & Co. KGaA for a portion of their Short-Term Incentive. The shares acquired in this way may only be sold by the respective member of the Management Board after a period of three years from the date of acquisition has expired. The respective portion of the Short-Term Incentive for which a member of the Management Board acquires shares in FMC-AG & Co. KGaA depends on the respective overall target achievement.

The net amounts to be invested by the members of the Management Board are as follows:

Personal Investment from the Net Short-Term Incentive for the Fiscal Year in THOUS
	Amount	Currency
Rice Powell	597	$
Helen Giza	253	€
Franklin W. Maddux, MD	272	$
Dr. Katarzyna Mazur-Hofsäß	189	€
Dr. Olaf Schermeier	214	€
William Valle	324	$
Kent Wanzek	268	$
Harry de Wit	153	€

As a consequence of this personal investment, between 36% and 60% of the Short-Term Incentive for the fiscal year of the respective member of the Management Board will be invested in shares of the Company, which can be sold or exercised, respectively, at the earliest after a period of three years. This calculation is based on the simplified assumption of a personal tax and duty burden of 50% on the payout of the Short-Term Incentive.

The Supervisory Board further decided that the members of the Management Board – by mutual agreement – acquire shares in FMC-AG & Co. KGaA for a portion of their components with long-term incentive effects granted to them as Management Board members. The shares acquired in this way may only be sold by the respective member of the Management Board after a period of three years from the date of acquisition has expired. The respective portion of the components with long-term incentive effects for which a member of the Management Board acquires shares in FMC-AG & Co. KGaA depends on the respective overall target achievement under the LTIP 2016 (grant 2018) and under the MB LTIP 2019 (grant 2019). Accordingly, the concrete amounts to be invested from the payouts from the aforementioned long-term incentive grants can be determined in 2022 (for the grant 2018 under the LTIP 2016) and in 2023 (for the grant 2019 under the MB LTIP 2019) only. The acquisition of the shares in FMC-AG & Co. KGaA by the members of the Management Board shall be made after the amounts to be invested have been determined. The investment of the proceeds from the MB LTIP 2020 in shares of the Company as provided for under the MB LTIP 2020 remains unaffected.

IV.    Commitments to members of the Management Board in the event of a termination of their appointment

The following pension commitments and other benefits are also components of the compensation for the members of the Management Board: Individual contractual pension commitments for the members of the Management Board Messrs. Rice Powell, Dr. Olaf Schermeier, William Valle, Kent Wanzek and Harry de Wit have been granted by Fresenius Medical Care Management AG.

Each of the individual contractual pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of reduction of earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient's most recent base salary. Members of the Management Board who have been members of the Management Board for at least ten years at the time of their final retirement from active employment have this entitlement already upon reaching the age of 63 (early retirement); in this case, the benefits are reduced by 0.5% per calendar month that the member leaves active employment before reaching the age of 65.

The retirement pension will be based on 30% of the most recent base salary (for the Management Board members Rice Powell, Dr. Olaf Schermeier and Kent Wanzek) or the 5-year average of the last base salaries (for the Management Board members William Valle and Harry de Wit) and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, "BetrAVG"). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is in principle offset against the pension. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim resulting at that time. Furthermore, the deceased Management Board member's own legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the pension claim resulting at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans' pensions and the surviving spouse's pension together, however, reach a maximum of 90% of the Management Board member's pension. If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits remain, however the pension to be paid is reduced – unless the Management Board member is leaving because of the occurrence of an event insured against (occupational disability, incapacity to work, pension payments to surviving dependents in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, the Management Board members Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8,550 (€7,486) (2019: $8,400 (€7,504)) were earned in the fiscal year in each case and allocated in January 2021 to the members of the Management Board mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The Company supports its employees at this with contributions of up to 50% of the yearly made payments.

Furthermore, the Management Board member Mr. Rice Powell has acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

Additions to pension provisions in the fiscal year for the members of the Management Board in office on December 31 of the fiscal year amounted to €4,082 THOUS (2019: €6,751 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments
in € THOUS
	As of January 1, 2020	Additions	As of December 31, 2020(1)
Rice Powell	16,249	(1,522)	14,727
Helen Giza	—	—	—
Franklin W. Maddux, MD	—	—	—
Dr. Katarzyna Mazur-Hofsäß	—	—	—
Dr. Olaf Schermeier	1,523	477	2,000
William Valle	—	4,152	4,152
Kent Wanzek	4,778	418	5,196
Harry de Wit	1,702	557	2,259

Total:	24,252	4,082	28,334

(1)
The pension commitment of Messrs. Rice Powell, Willam Valle and Kent Wanzek is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0.84/$1 was applied.

A post-employment non-competition covenant was agreed by all members of the Management Board. If such covenant becomes applicable, the members of the Management Board for a period of up to two years shall receive compensation amounting to half of their respective annual base salaries for each year of application of the non-competition covenant. The service agreements of the members of the Management Board contain no express provisions that are triggered by a change of control.

The service agreements concluded with the members of the Management Board provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years' compensation and may not compensate more than the remaining term of the service agreement. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If Fresenius Medical Care Management AG terminates the service agreement for good cause or would be entitled to do so, no severance payments are made.

V.    Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the respective service agreement.

Mr. Michael Brosnan was a member of the Management Board until the end of October 31, 2019. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from November 1, 2019 to December 31, 2020 that he will receive a base salary of $850 THOUS (€744 THOUS) p.a. (pro rata for the period from November 1, 2019 to December 31, 2019). In the fiscal year, Mr. Michael Brosnan received fringe benefits in the form of reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits, contributions to pension, accident, life and health insurances and housing, rent and relocation supplements as well as tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and a car allowance in the total amount of $257 THOUS (€225 THOUS) (2019: $17 THOUS (€15 THOUS) for the period from November 1, 2019 to December 31, 2019). Additionally, Mr. Michael Brosnan participated in the U.S.-based 401(k) savings plan until December 31, 2020. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan also received an amount equivalent to 30% of his base salary. The compensation components granted to Mr. Michael Brosnan under the LTIP 2016, the MB LTIP 2019 and in the form of Share Based Awards are payable or exercisable in accordance with the respective plan conditions. As of January 1, 2021, Mr. Michael Brosnan receives an annual compensation for the agreed post-employment non-competition covenant in the amount of $553 THOUS (€451 THOUS) p.a. for a period of two years. It was agreed with Mr. Michael Brosnan that he is entitled to receive a retirement pension on the basis of the individual contractual pension commitment of Fresenius Medical Care Management AG in the annual amount of $405 THOUS (€330 THOUS) from January 1, 2021. The compensation for the agreed post-employment non-competition covenant is credited against the retirement pension.

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 THOUS and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €35 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in form of Share Based Awards are payable or can be exercised, as the case may be, upon the relevant regular vesting date in accordance with the respective plan conditions. As of the completion of the age of 65, Mr. Dominik Wehner will receive a company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received an annual non-compete compensation from February 17, 2017 for a period of two years; this compensation amounted in the fiscal year to €0 THOUS (2019: €90 THOUS). It was also agreed with him that, after the end of his service agreement, he would act as an advisor to National Medical Care, Inc. from August 14, 2017 until the end of August 13, 2019. The consideration granted for such services (including reimbursement of expenses) amounts to €0 THOUS (2019: €167 THOUS) for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a company-funded retirement pension of $146 THOUS (€119 THOUS) per year.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 THOUS (2019: €274 THOUS) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 THOUS in the fiscal year (2019: €355 THOUS).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, who was the Chairman of the Management Board until December 31, 2012, for the period from January 1, 2013 to December 31, 2021. Under this consulting agreement, Dr. Ben Lipps provides consulting services on certain fields and within a specified time frame and is subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounted for 2019 to €568 THOUS. An amendment to the agreement was made in 2019 which provides for a one-off payment of €1,129 THOUS for the remaining term of the agreement. This payment, too, was made in 2019. All payments for services to be performed by him under the consulting agreement have thus been made.

In accordance with applicable legal provisions, no loans or advance payments for future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG in the fiscal year.

The payments to U.S. members of the Management Board Rice Powell, Helen Giza, Franklin W. Maddux MD, William Valle and Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany, it was agreed with the members of the Management Board Rice Powell, Franklin W. Maddux, MD and Kent Wanzek that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these members of the Management Board will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

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

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein, whereupon the total compensation amounted to €629 THOUS (2019: €2,984 THOUS). As of December 31 of the fiscal year, pension obligations, in accordance with IAS 19, towards this group of persons exist in an amount of €36,587 THOUS (2019: €37,373 THOUS).

VI.    Tables of the value of benefits granted and received

The German Corporate Governance Code in the previous version dated February 7, 2017 provided that the compensation report shall include information for each member of the Management Board on the benefits granted and received as well as on pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code in the referenced version were recommended to be used to present this information.

The following tables include information on the value of benefits granted and received. They correspond, to a large extent, to the structure and form of the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017, to allow for the comparability with the previous year's figures:

Benefits granted to serving members of the Management Board as of December 31, 2020 in € THOUS
	Rice Powell					Helen Giza
	Chairman of the Management Board Member of the Management Board since December 21, 2005(1)					Chief Financial Officer Member of the Management Board since November 1, 2019
	2020	2020	2020		2019(2)	2020	2020	2020		2019(2)
		Minimum	Maximum				Minimum	Maximum
Base salary	1,769	1,769	1,769		1,340	855	855	855		108
Fringe benefits	429	429	429		256	320	320	320		440

Total non-performance-based compensation	2,198	2,198	2,198		1,596	1,175	1,175	1,175		548

One-year variable compensation	1,857	—	2,228		2,211	898	—	1,077		179

Multi-year variable compensation / components with long-term incentive effects	2,170	—	9,361		2,232	1,070	—	4,617		865

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term	—	—	—		657	—	—	—		53
thereof Performance Shares – MB LTIP 2019
4-year term	—	—	—		1,575	—	—	—		812
thereof Performance Shares – MB LTIP 2020
3-year term(3)	2,170	—	9,361		—	1,070	—	4,617		—

Total non-performance-based compensation and performance-based compensation	6,225	2,198	13,787		6,039	3,143	1,175	6,869		1,592

Pension expense	—	—	—		828	—	—	—		—

Value of benefits granted	6,225	2,198	13,787	(4)	6,867	3,143	1,175	6,869	(4)	1,592

	Franklin W. Maddux, MD					Dr. Katarzyna Mazur-Hofsäß
	Chief Medical Officer Member of the Management Board since January 1, 2020					Member of the Management Board for EMEA Member of the Management Board since September 1, 2018
	2020	2020	2020		2019(2)	2020	2020	2020		2019(2)
		Minimum	Maximum				Minimum	Maximum
Base salary	805	805	805		—	910	910	910		700
Fringe benefits	200	200	200		—	33	33	33		94

Total non-performance-based compensation	1,005	1,005	1,005		—	943	943	943		794

One-year variable compensation	846	—	1,015		—	956	—	1,147		1,155

Multi-year variable compensation / components with long-term incentive effects	988	—	4,264		—	1,139	—	4,914		1,180

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term	—	—	—		—	—	—	—		377
thereof Performance Shares – MB LTIP 2019
4-year term	—	—	—		—	—	—	—		803
thereof Performance Shares – MB LTIP 2020
3-year term(3)	988	—	4,264		—	1,139	—	4,914		—

Total non-performance-based compensation and performance-based compensation	2,839	1,005	6,284		—	3,038	943	7,004		3,129

Pension expense	—	—	—		—	—	—	—		—

Value of benefits granted	2,839	1,005	6,284	(4)	—	3,038	943	7,004	(4)	3,129

(1)
The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year; the translation of U.S. dollar amounts for Performance Shares granted under the MB LTIP 2020 (for the fiscal year) and under the MB LTIP 2019 (for the year 2019) was done at the closing rate of the applicable grant date.

(3)
The Company shares acquired by the members of the Management Board from the allocations are subject to a holding period of at least one year.

(4)
The amount as set out herein represents the maximum sum that can be achieved for the individual compensation components. Additionally, the maximum compensation applies (€12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for all other current Management Board functions).

Benefits granted to serving members of the Management Board as of December 31, 2020 in € THOUS
	Dr. Olaf Schermeier					William Valle
	Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013					Member of the Management Board for North America Member of the Management Board since February 17, 2017
	2020	2020	2020		2019(1)	2020	2020	2020		2019(1)
		Minimum	Maximum				Minimum	Maximum
Base salary	725	725	725		510	1,366	1,366	1,366		866
Fringe benefits	137	137	137		136	327	327	327		237

Total non-performance-based compensation	862	862	862		646	1,693	1,693	1,693		1,103

One-year variable compensation	761	—	914		842	1,434	—	1,721		1,430

Multi-year variable compensation / components with long-term incentive effects	907	—	3,915		1,053	1,676	—	7,230		1,133

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term	—	—	—		250	—	—	—		345
thereof Performance Shares – MB LTIP 2019
4-year term	—	—	—		803	—	—	—		788
thereof Performance Shares – MB LTIP 2020
3-year term(2)	907	—	3,915		—	1,676	—	7,230		—

Total non-performance-based compensation and performance-based compensation	2,530	862	5,691		2,541	4,803	1,693	10,644		3,666

Pension expense	504	504	504		179	4,152	4,152	4,152		0

Value of benefits granted	3,034	1,366	6,195	(3)	2,720	8,955	5,845	14,796	(3)	3,666

	Kent Wanzek					Harry de Wit
	Member of the Management Board for Global Manufacturing, Quality and Supply Member of the Management Board since January 1, 2010					Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2020	2020	2020		2019(1)	2020	2020	2020		2019(1)
		Minimum	Maximum				Minimum	Maximum
Base salary	792	792	792		607	735	735	735		520
Fringe benefits	212	212	212		127	327	327	327		337

Total non-performance-based compensation	1,004	1,004	1,004		734	1,062	1,062	1,062		857

One-year variable compensation	832	—	998		1,002	772	—	926		858

Multi-year variable compensation / components with long-term incentive effects	972	—	4,194		1,077	920	—	3,969		1,083

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term	—	—	—		289	—	—	—		280
thereof Performance Shares – MB LTIP 2019
4-year term	—	—	—		788	—	—	—		803
thereof Performance Shares – MB LTIP 2020
3-year term(2)	972	—	4,194		—	920	—	3,969		—

Total non-performance-based compensation and performance-based compensation	2,808	1,004	6,196		2,813	2,754	1,062	5,957		2,798

Pension expense	474	474	474		379	619	619	619		1,795

Value of benefits granted	3,282	1,478	6,670	(3)	3,192	3,373	1,681	6,576	(3)	4,593

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year; the translation of U.S. dollar amounts for Performance Shares granted under the MB LTIP 2020 (for the fiscal year) and under the MB LTIP 2019 (for the year 2019) was done at the closing rate of the applicable grant date.

(2)
The Company shares acquired by the members of the Management Board from the allocations are subject to a holding period of at least one year.

(3)
The amount as set out herein represents the maximum sum that can be achieved for the individual compensation components. Additionally, the maximum compensation applies (€12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for all other current Management Board functions).

Allocations
in € THOUS
	Serving members of the Management Board as of December 31, 2020
	Rice Powell		Helen Giza		Franklin W. Maddux, MD		Dr. Katarzyna Mazur-Hofsäß		Dr. Olaf Schermeier		William Valle		Kent Wanzek		Harry de Wit
	Chairman of the Management Board Member of the Management Board since December 21, 2005(1)		Chief Financial Officer Member of the Management Board since November 1, 2019		Chief Medical Officer Member of the Management Board since January 1, 2020		Member of the Management Board for EMEA Member of the Management Board since September 1, 2018		Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013		Member of the Management Board for North America Member of the Management Board since February 17, 2017		Member of the Management Board for Global Manufacturing, Quality and Supply Member of the Management Board since January 1, 2010		Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)
Base salary	1,769	1,340	855	108	805	—	910	700	725	510	1,366	866	792	607	735	520
Fringe benefits	429	256	320	440	200	—	33	94	137	136	327	237	212	127	327	337

Total non-performance based compensation	2,198	1,596	1,175	548	1,005	—	943	794	862	646	1,693	1,103	1,004	734	1,062	857

One-year variable compensation	1,734	1,970	839	159	790	—	1,050	1,131	711	750	1,414	1,035	777	866	754	841

Multi-year variable compensation / components with long-term incentive effects	4,331	494	—	—	1,154	—	—	—	1,469	740	1,295	207	1,873	459	1,427	—

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term
Grant 2015	—	150	—	—	—	—	—	—	—	53	—	—	—	115	—	—
Grant 2016	659	—	—	—	—	—	—	—	226	—	—	—	272	—	184	—
thereof LTIP 2011 – Stock Option Plan 2011(3)
8-year term
Grant 2011	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Grant 2012	171	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Grant 2013	450	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Grant 2014	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
thereof LTIP 2011 – Phantom Stock Plan 2011
5-year term
Grant 2014	—	344	—	—	—	—	—	—	—	—	—	207	—	344	—	—
Grant 2015	748	—	—	—	450	—	—	—	—	687	450	—	449	—	—	—
thereof LTIP 2016
4-year term
Grant 2016	2,303	—	—	—	704	—	—	—	1,243	—	845	—	1,152	—	1,243	—

Total non-performance-based and performance-based compensation	8,263	4,060	2,014	707	2,949	—	1,993	1,925	3,042	2,136	4,402	2,345	3,654	2,059	3,243	1,698

Pension expense	—	828	—	—	—	—	—	—	504	179	4,152	—	474	379	619	1,795

Allocation	8,263	4,888	2,014	707	2,949	—	1,993	1,925	3,546	2,315	8,554	2,345	4,128	2,438	3,862	3,493

(1)
The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). The plan terms of the Share Based Award and of the LTIP 2011 entitle to allocations in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year; the translation of U.S. dollar amounts for the LTIP 2016 was done at the closing rate of the applicable vesting date.

(3)
The amounts for the Stock Option Plan 2011 as set out herein correspond to the intrinsic value of the stock options at the time of exercise.

Compensation of the Supervisory Board

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in section 13 of the Articles of Association. The Annual General Meeting 2020 of FMC-AG & Co. KGaA on August 27, 2020 resolved to amend section 13 of the Articles of Association and the compensation of the Supervisory Board with effect from January 1, 2021. In particular, the variable performance-based compensation component presented below will be abolished. The resolution of the Annual General Meeting on the remuneration of the members of the Supervisory Board can be found on the Company's website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

For the fiscal year, the members of the Supervisory Board were compensated on the basis of and in accordance with section 13 of the Articles of Association in the version applicable in the fiscal year as follows:

Each Supervisory Board member received a base salary of $88 THOUS (2019: $88 THOUS) for the full fiscal year, payable in four equal installments at the end of a calendar quarter. The Chairman of the Supervisory Board received additional compensation of $88 THOUS (2019: $88 THOUS) and the Vice Chairman received additional compensation of $44 THOUS (2019: $44 THOUS) in each case for the full fiscal year.

In addition, each member of the Supervisory Board received, as a variable performance-based compensation component (hereinafter also: "performance-based compensation"), additional remuneration which was based on the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date ("3-year Average EPS Growth"). The amount of the performance-based compensation was $60 THOUS in case of achieving a 3-year Average EPS Growth corridor from 8.00% to 8.99%, $70 THOUS in the corridor from 9.00% to 9.99% and $80 THOUS in case of a 3-year Average EPS Growth of 10.00% or more. If the aforementioned targets were reached, the respective variable remuneration amounts of the performance-based compensation were earned to their full extent, i.e., within these margins there was no pro rata remuneration. In any case, this component was capped at the maximum amount of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board were only entitled to the remuneration component if the 3-year Average EPS Growth of at least 8.00% was reached. Provided that the relevant targets had been achieved, the remuneration was, in principle, disbursed on a yearly basis following approval of the Company's annual financial statements at the end of the calendar quarter in which the Company's annual financial statements were approved. For the fiscal year, the 3-year Average EPS Growth for the years 2018, 2019 and 2020 was relevant.

In application of the principles above, for the fiscal year no entitlement to a payment of performance-based compensation was achieved (2019: $0 THOUS).

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually received $44 THOUS (2019: $44 THOUS). A member of a committee who served as chairman or vice chairman of a committee additionally received $22 THOUS and $11 THOUS a year, respectively (2019: $22 THOUS and $11 THOUS, respectively), payable in identical installments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in the Joint Committee of the Company as well as in the capacity of their respective chairmen and vice chairmen, no separate remuneration was granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

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

The compensation of the members of the Supervisory Board of Fresenius Medical Care Management AG and the compensation of the members of its committees are charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA.

The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in the exercise of their office, which also include the applicable VAT.

For the benefit of the members of the Supervisory Board of FMC-AG & Co. KGaA a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the AktG.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA, including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following tables:

Compensation of the Supervisory Board
in € THOUS(1)									Total amount of non- performance- based compensation
	Base salary for Supervisory Board at FMC Management AG		Base salary for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Dr. Dieter Schenk	39	39	116	118	127	120	26	19	308	296
Stephan Sturm(2)	154	157	—	—	111	100	—	—	265	257
Rolf A. Classon	39	39	77	79	106	118	58	49	280	285
Rachel Empey(3)	77	79	—	—	—	—	—	—	77	79
William P. Johnston	39	39	39	39	116	108	48	59	242	245
Dr. Gerd Krick(4)	77	79	—	—	58	59	—	—	135	138
Dr. Dorothea Wenzel(5)	—	—	77	45	—	—	—	—	77	45
Pascale Witz(6)	—	—	77	79	—	—	74	60	151	139
Prof. Dr. Gregor Zünd(7)	—	—	77	79	—	—	—	—	77	79

Total	425	432	463	439	518	505	206	187	1,612	1,563

(1)
Shown without VAT and withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.

(2)
Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(3)
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

Compensation of the Supervisory Board
in € THOUS(1)
	Performance- based compensation in FMC Management AG		Performance- based compensation in FMC- AG & Co. KGaA		Performance- based compensation		Total compensation
	2020	2019	2020	2019	2020	2019	2020	2019
Dr. Dieter Schenk	—	—	—	—	—	—	308	296
Stephan Sturm(2)	—	—	—	—	—	—	265	257
Rolf A. Classon	—	—	—	—	—	—	280	285
Rachel Empey(3)	—	—	—	—	—	—	77	79
William P. Johnston	—	—	—	—	—	—	242	245
Dr. Gerd Krick(4)	—	—	—	—	—	—	135	138
Dr. Dorothea Wenzel(5)	—	—	—	—	—	—	77	45
Pascale Witz(6)	—	—	—	—	—	—	151	139
Prof. Dr. Gregor Zünd(7)	—	—	—	—	—	—	77	79

Total	—	—	—	—	—	—	1,612	1,563

(1)
Shown without VAT and withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.

(2)
Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(3)
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

C.    Board practices

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item 6.A, "Directors, senior management and employees – Directors and senior management," above. For information regarding certain compensation payable to certain members of the General Partner's Management Board after termination of employment, see Item 6.B, "Directors, senior management and employees – Compensation – Commitments to members of the Management Board for the event of termination of their employment" above. The compensation system was approved by the ordinary general meeting of the Company on August 27, 2020 and the compensation to be granted to the members of the Management Board is determined by the full supervisory board of Management AG. It is assisted in these matters, particularly in the evaluation and assessment of the compensation of the members of the General Partner's management board, by the Human Resources Committee of the General Partner's supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman), and Pascale Witz, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA's Supervisory Board in fulfilling its oversight responsibilities, primarily through:

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

  •
  retaining the services of our independent auditors to audit our consolidated financial statements and approval of their fees; and

  •
  pre-approving all audit and non-audit services performed by our independent auditors.

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

In 2005, we established a joint committee (the "Joint Committee") (Gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises on and approves certain extraordinary management measures, including:

  •
  transactions between us and Fresenius SE and its subsidiaries (other than the Company and subsidiaries of the Company) if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and

  •
  acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is "significant" for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman) and Dr. Dieter Schenk (Vice Chairman).

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee, whose members are currently William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), and Dr. Dieter Schenk. The primary function of this committee is to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through reviewing and analyzing the Company's affairs in the area of its regulatory obligations and reimbursement structures for dialysis and other services. In the U.S., these reimbursement regulations are mandated by the HHS and CMS for dialysis and other services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis and other treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, "Corporate governance."

D.    Employees

At December 31, 2020, we had 125,364 employees (full-time equivalents) as compared to 120,659 at December 31, 2019, and 112,658 at December 31, 2018. The increase in 2020 was mainly due to organic business growth and acquisitions, both of which were impacted by COVID-19 related personnel requirements. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	December 31, 2020	December 31, 2019	December 31, 2018
North America Segment
Health care services	56,554	55,611	54,374
Health care products	6,371	4,867	1,217

	62,925	60,478	55,591

EMEA Segment
Health care services	16,964	16,298	15,895
Health care products	3,862	3,805	3,763

	20,826	20,103	19,658

Asia-Pacific Segment
Health care services	9,416	9,296	8,444
Health care products	2,568	2,540	2,383

	11,984	11,836	10,827

Latin America Segment
Health care services	10,325	9,224	8,255
Health care products	1,315	1,245	1,032

	11,640	10,469	9,287

Corporate(1)	17,989	17,773	17,295
Total Company	125,364	120,659	112,658

(1)
Including the divisions Global Manufacturing, Quality and Supply, Global Research and Development as well as Global Medical Office.

We are members of the Chemical Industry Employers Association for most of our sites in Germany and we are bound by union agreements negotiated by the employer's association with the respective union representatives. We generally apply the principles of the association and the related union agreements also for those sites and legal entities where we are not members. These collective bargaining agreements cover all so-called "tariff" employees. We are also party to shop agreements on workplace-related issues, negotiated with works councils at individual facilities that relate to those facilities. In Germany, we engage in a social dialogue with our works councils and are committed to comply with applicable information and consultation requirements with the works councils as well as their sub-committees. Our European workforce is represented by Fresenius SE's European Works Council.

Overall, in many European countries, we apply industry-wide collective agreements, union agreements and labor agreements. We are also bound by labor agreements and collective agreements in some of our locations in the Asia-Pacific Segment and the Latin America Segment. In addition, approximately 2.2% of our U.S. employees are covered by collective bargaining agreements. During 2020 and the prior two fiscal years, we have not suffered any protracted labor-related work disruptions.

E.    Share ownership

As of December 31, 2020, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item 6.B, "Directors, senior management and employees – Compensation" for information regarding share-based compensation, including the grants of cash-settled performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, stock option and other share based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in this report.

Item 7.    Major shareholders and related party transactions

A.    Major shareholders

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the SEC or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt ("ADR") form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the SEC, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become "beneficial owners" of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or "MAR"), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €20,000. Persons discharging managerial responsibilities include, inter alia, the members of management as well as supervisory boards.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG"), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold). For threshold notifications furnished to us by third parties please see note 17, "Shareholders' equity," in the notes to the consolidated financial statements included in this report.

We have been informed that as of February 16, 2021, Fresenius SE owned 94,380,382 shares, or 32.2% of our outstanding shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, "Corporate governance – Supervisory Board." Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

On December 21, 2020, Artisan Partners Asset Management Inc., Wilmington, DE, U.S., also on behalf of attributed subsidiaries, disclosed pursuant to Section 33, 34 of the WpHG that 3.07% of the voting rights of FMC-AG & Co. KGaA were held as of December 14, 2020.

On December 21, 2020, Harris Associates L.P., Wilmington, DE, U.S., also on behalf of attributed subsidiaries, disclosed pursuant to Section 33, 34 of the WpHG that 3.08% of the voting rights of FMC-AG & Co. KGaA were held as of December 15, 2020.

On April 3, 2020, BlackRock, Inc., Wilmington, DE, U.S., ("BlackRock") also on behalf of attributed subsidiaries, disclosed pursuant to Section 33, 34 of the WpHG that 3.12% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.32% of the voting rights of FMC-AG & Co. KGaA were held as of March 30, 2020.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2020, 18,065,566 ADRs were held of record by 2,610 U.S. holders. Exhibit 2.1, "Description of Securities," provides additional information regarding our ADRs and ADSs.

Security ownership of certain beneficial owners of Fresenius SE

Fresenius SE's share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.67% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below.

B.    Related party transactions

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5, "Related party transactions," of the notes to the consolidated financial statements included in this report. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the SEC and the NYSE. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

  •
  the term "we (or us) and our affiliates" refers only to FMC-AG & Co. KGaA and its subsidiaries; and

  •
  the term "Fresenius SE and its affiliates" refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real property leases

For information with respect to our principal properties, see "Item 4.D. Property, plant and equipment." For discussion of related party leases, see note 5, "Related party transactions," of the notes to the consolidated financial statements included in this report.

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

Services agreements and products

For information on our services agreements and products, please see note 5, "Related party transactions," of the notes to the consolidated financial statements included in this report.

Financing

For information on our related party financing arrangements, please see note 5, "Related party transactions," of the notes to the consolidated financial statements included in this report.

Key management personnel

For information on our key management personnel, please see note 5, "Related party transactions," of the notes to the consolidated financial statements included in this report.

General Partner reimbursement

For information on General Partner reimbursement please see, Item 16G, "Corporate Governance – The legal structure of FMC AG & Co. KGaA" below as well as note 5, "Related party transactions," of the notes to the consolidated financial statements included in this report.

Item 8.    Financial information

The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7. Legal and regulatory matters

The information in note 22, "Commitments and contingencies," of the notes to consolidated financial statements of this report is incorporated by this reference in response to this item.

8.A.8. Dividend policy

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA's prior year's retained earnings (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

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

	2020	2019	2018
Per share amount	€1.20	€1.17	€1.06

For the proposed dividend for 2020 payable in 2021, see Item 5. IV. "Operation and financial review and prospects – Financial position – Net cash provided by (used in) financing activities."

Except as described herein, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. For additional information regarding the distribution of dividends to ADS holders, see part D. "American Depositary Shares," in the "Description of Securities" filed as Exhibit 2.1 to this report. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in "Item 10.E. Taxation".

Item 9.    The offer and listing details

The information required by Items 9.A.3, 9.A.5 and 9.A.6 is incorporated herein by reference to Exhibit 2.1 to this report.

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

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks (which will be increased to include 40 companies in September 2021). Both FMC AG & Co. KGaA and Fresenius SE are included in the DAX®.

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

The Federal Financial Supervisory Authority (BaFin), an independent federal authority, is responsible for the general supervision of securities trading pursuant to the provisions of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council (Market Abuse Regulation or "MAR"), the WpHG and other applicable laws.

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

Item 10.    Additional information

B.    Articles of Association

General information regarding our share capital

As of February 16, 2021, our share capital consists of 292,876,570 outstanding bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in. On August 27, 2020, the Company conducted its Annual General Meeting ("2020 AGM"), at which the shareholders of the Company approved resolutions on the cancellation of the existing authorized capital and the creation of new authorized capital including the possibility of the exclusion of subscription rights, and on corresponding amendments to Article 4 (3) and (4) of the Articles of Association of the Company.

We do not currently hold any treasury shares. See note 17, "Shareholders' equity," of the notes to the consolidated financial statements included in this report.

B.2  Certain provisions relating to directors

Our Articles of Association do not contain any provisions with respect to the power of a member of the Supervisory Board or the Management Board to vote on a proposal, arrangement or contract in which he or she is materially interested, their power to vote compensation to themselves or any members of the Supervisory Board or the Management Board, borrowing powers exercisable by the board members or their retirement or non-retirement under an age limit requirement. The Supervisory Board, however, itself set an age limit for members of the Supervisory Board and Management Board by way of resolution in November 2020. Transactions in which a related party of the Company (which includes members of the Management Board and the Supervisory Board) is interested are required to be entered into at market conditions. Such transactions may be subject to review by the Supervisory Board and, in certain cases, by the Joint Committee of the Company. See Item 6.C, "Directors, senior management and employees – Board practices." The compensation of members of our Supervisory Board is fixed by the Articles of Association, and the General Partner's supervisory board, assisted by the Human Resources Committee of that board, is responsible for determining the compensation of members of the Management Board. See Item 6B, "Directors, senior management and employees – Compensation." The Articles of Association do not require ownership of our shares for director qualification. The long-term performance-based compensation component of the compensation system for the Management Board includes a share ownership requirement.

B.5  Provisions relating to shareholder meetings

The Articles of Association provide that a general meeting is to be called at least thirty days prior to the day of the general meeting (excluding the call date and the meeting date), unless a shorter period is permitted by law. This notice period shall be extended by the days of the period for registration, i.e. the six days prior to the general meeting, unless a shorter period is provided in the meeting invitation, excluding the meeting date and the date that registration is received. Under the Articles of Association, the general meeting shall be held at the place where the Company's registered office is located, in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located. Only shareholders who have registered and provided evidence of their entitlement to exercise shareholder rights are entitled to attend and vote at the general meeting. As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required.

The remaining information required by Item 10, comprising Items 10.B.3 and 10.B.4, and Items 10.B.6 through 10.B.10, including a description of our ordinary shares, is contained in Exhibit 2.1 to this report, and is incorporated by reference to said exhibit. The description of our ordinary shares contained in Exhibit 2.1 is qualified in its entirety by reference to the complete text of our Articles of Association, which are available at the locations referred to therein.

C.    Material contracts

For information regarding certain of our material contracts, see "Item 7.B. Major shareholders and related party transactions – Related party transactions." For a description of our stock option plans, see "Item 6.E. Directors, senior management and employees – Share ownership – Options to purchase our securities." For a description of our Amended 2012 Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see note 13, "Short-term debt," and note 14, "Long-term debt," of the notes to consolidated financial statements included in this report.

D.    Exchange controls

Exchange controls and other limitations affecting security holders.

At the present time, Germany, in principle, does not restrict the export or import of capital. However, certain restrictions on transactions based on so-called "restrictive measures", i.e. sanctions, international embargos or terror prevention resolutions concerning for example but not limited to the People's Republic of Korea, Russia, Crimea/Sevastopol or Syria are in place. Restrictions of this nature are adopted at the EU level and, where required, implemented by the German national authorities. Furthermore, the Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the voting rights in a German company by a person or company with residency outside of the EU and the European Free Trade Area if such acquisition constitutes a likely impairment of the public security or order. This threshold has recently been lowered to 10% for investments in further defined companies e.g. constituting critical infrastructures, providing software for these critical infrastructures or for investments in companies being active in other sectors deemed essential (e.g. media, certain IT security functions, development of personal protective equipment, vaccines, medicinal products and/or in-vitro diagnostics). Such threshold of 10% applies as well to the so-called sector-specific review concerning, in particular, German defense companies. The relevant provisions are also applicable to other means of acquisitions, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain exceptions (e.g. payments for the import, export or transfer of goods), any payment received from/for account of or made to/for account of an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). Specific reporting requirements apply if reports must be lodged for transit trade transactions (relating, inter alia, to the designation of the good) and in case the resident operates a maritime shipping company. In addition, residents (excluding natural persons, monetary financial institutions, investment stock corporations and capital management companies regarding the claims and liabilities of their investment funds) must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 M at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, in principle, residents must report yearly the value (Stand) of the assets (Vermögen) (i) of non-resident companies in which either 10% or more of the shares or of the voting rights in a company are to be attributed to the resident, (ii) of non-resident companies if more than 50% of the shares or of the voting rights are to be attributed to one or more non-resident companies which are controlled by the resident, and (iii) of the resident's non-resident branch offices and permanent establishments of a domestic company, and the assets which are ascribed to foreign branches and permanent establishments of a foreign company which fulfils the conditions mentioned under (ii). Likewise, equivalent to the conditions described with regard to assets of German residents abroad, residents must report yearly the value of the assets of foreigners in Germany.

Except as described above, there are no limitations imposed by German law or our Articles of Association (Satzung) on the right of a non-resident to hold our shares or the ADSs evidencing shares.

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

This summary is based on the current tax laws of Germany and the U.S., including the current "Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes", as amended through the 2006 Protocol to the conventions which entered into force on December 28, 2007 (the "Treaty"). The 2006 Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income became effective on January 1, 2008.

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

German Gift or Inheritance Tax; Other German taxes

The transfer of ADSs to another person by way of gift or inheritance is generally subject to German gift or inheritance tax only if (i) the decedent, the donor, the heir, donee or any other beneficiary maintained a domicile or his/her habitual abode in Germany, or has its place of management or statutory seat in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain their domicile nor have their habitual abode in Germany), (ii) the ADSs were held by the decedent or donor as part of business assets for which a permanent establishment or other fixed place of business was maintained in Germany or for which a permanent representative in Germany had been appointed, or (iii) the decedent or donor, at the time of the inheritance or gift, held either individually or collectively with related parties, directly or indirectly, at least 10% of the Company's registered share capital.

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

United States taxation

The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs by a U.S. Holder (as defined below) who holds ADSs as capital assets for tax purposes, based on the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings and pronouncements, judicial decisions, and income tax treaties to which the U.S. is a party, all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, this discussion does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, traders that have elected the "mark-to-market" method of accounting, a U.S. expatriate within the meaning of Sections 877 or 877A of the Code, tax-exempt entities (including a private foundation, an "individual retirement account" or a Roth IRA), persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs being taken into account in an applicable financial statement, persons who directly, indirectly, or constructively own 10% or more, by vote or value, of the equity of the Company, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, and financial institutions and dealers in securities. Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax, or state and local tax consequences of the acquisition, ownership or disposition of ADSs. U.S. Holders should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing of ADSs.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the U.S.; (2) a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ADSs.

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

Tax treatment of distributions

Subject to the discussion below under "Passive Foreign Investment Company considerations," a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any German withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of the Company's current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's ADSs, the remainder will be taxed as capital gain. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at a maximum rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income), provided that the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date and certain other requirements are met. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. Provided (i) the ADSs of the Company are readily tradable on the NYSE (or certain other stock exchanges) or the Company qualifies for benefits under the income tax treaty between the U.S. and Germany and (ii) the Company was not, in the taxable year prior to the year in which the dividend was paid, and is not, in the taxable year in which the dividend is paid, a passive foreign investment company (discussed below), the Company will be treated as a qualified foreign corporation for this purpose. This reduced rate will not be available in all situations, and U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

For U.S. federal income tax purposes, U.S. Holders are subject to tax on dividends paid by German corporations, which may qualify for a foreign tax credit for certain German income taxes paid. A corporate U.S. Holder will not be eligible for the "dividends-received deduction" generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Subject to certain complex limitations, any German tax withheld from distributions in accordance with the Treaty will generally be deductible or creditable against your U.S. federal income tax liability. Any dividends will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced tax rate applicable to qualified dividend income and denominator of which is the highest tax rate normally applicable to dividends. However, such foreign tax credit may be disallowed if the U.S. Holder held such ADSs or equity shares for less than a minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

The U.S. dollar value of any distribution on the ADSs made in Euros generally should be calculated by reference to the spot exchange rate between the U.S. dollar and the Euro in effect on the date the distribution is actually or constructively received by the U.S. Holder regardless of whether and when the Euros so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Euros and converts those Euros into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Sales, exchange or other disposition of ADSs

Subject to the discussion below under "Passive foreign investment company considerations", upon a sale, exchange, or other disposition of the ADSs, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder's holding period for the ADSs exceeds one year. Individual U.S. Holders are generally taxed at a maximum 20% rate on net long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any German tax imposed on a sale or other disposition of ADSs.

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

U.S. information reporting and backup withholding

Dividends paid on, and proceeds on a sale or other dispositions of, ADSs paid to a U.S. Holder within the U.S. or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 24% unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Holders other than U.S. Holders are generally not subject to backup withholding. However, such a non-U.S. Holder may be required to provide a certification (generally on IRS Form W-8BEN or W-8BEN-E) of its non-U.S. status in connection with payments received in the U.S. or through a U.S.-related financial intermediary in order to establish its exemption from backup withholding.

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

The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences of the ownership and disposition of ADSs in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed above, as well as the application of state, local, non-U.S. or other laws.

H.    Documents on display

We file periodic reports and information with the SEC. You may obtain copies of these reports without charge from the Internet site maintained by the SEC, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC's World Wide Web address is http://www.sec.gov. You can also obtain copies of these reports from our own web site, www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered part of this report, except as expressly set forth herein.

The NYSE currently lists American Depositary Shares representing our shares. As a result, we are subject to the periodic reporting requirements of the Exchange Act and we file reports and other information with the SEC. These reports, proxy statements and other information and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the SEC and the electronic sources listed in the preceding paragraph.

We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Commencing with our quarterly report for the first quarter of 2017 and our annual report for the year ended December 31, 2017, our consolidated financial statements included in our reports are prepared in conformity with IFRS as issued by the IASB. The financial statements contained in our annual and quarterly reports through December 2016 were prepared in accordance with U.S. GAAP. Our annual and quarterly reports to our shareholders are posted under "News & publications" on the "Investors" page of our website at http://www.freseniusmedicalcare.com.

We will also furnish the ADR depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports and communications, together with the governing instruments affecting our shares and any amendments thereto. Such documents are also available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary.

Documents referred to in this report which relate to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

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

  •
  the availability of financing.

As permitted by the Instruction to Item 11, the information required by this Item is contained in note 23, "Financial Instruments," of the notes to consolidated financial statements included in this report and is incorporated by this reference in response to this Item. We also enter in non-speculative derivative contracts to hedge these risks which are also discussed in detail in note 23. Additional information related to interest rates is discussed in note 14, "Long-term debt," of the notes to consolidated financial statements included in this report.

Additional factors

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, "Key information – Risk factors." Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement rates

Approximately 32% of our worldwide revenue for 2020 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business overview – Regulatory and legal matters – Reimbursement" and "– Health care reform."

We also obtain a significant portion of our revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products. See Item 3.D, "Key information – Risk factors."

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

Item 12.    Description of securities other than equity securities

D.    American depositary shares

Items 12A, 12B and 12C are not applicable to the Company. The information required by Items 12.D.1 and 12.D.2 is incorporated herein by reference to Exhibit 2.1 to this report. The description of our American Depositary Shares contained in Exhibit 2.1 is qualified in its entirety by reference to the complete text of the Deposit Agreement, which is available on the SEC web site, www.sec.gov.

D.3. Fees and expenses

Under the Amended and Restated Deposit Agreement dated as of April 30, 2018, between the Company and The Bank of New York Mellon, as depositary, ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

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

D.4. Amounts payable by the depositary to the Company

Under the fee agreement between us and The Bank of New York Mellon, the depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program's continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and legal fees. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2020, we received from the depositary €0.6 M in aggregate payments for such fees and expenses.

Part II

Item 13.    Defaults, dividend arrearages and delinquencies

None.

Item 14.    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15A.    Disclosure controls and procedures

The Company's management, including the members of the Management Board of our general partner performing the functions of Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act Rule of 1934, as amended ("Exchange Act"), as of December 31, 2020. Based on such evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2020, the Company's disclosure controls and procedures were effective.

Item 15B.    Management's annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company's internal control over financial reporting is a process designed by or under the supervision of the members of the Management Board of our general partner performing the functions of Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that the Company's transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by COSO as of December 31, 2020. Based on such assessment, management has concluded that the Company's internal control over financial reporting as of December 31, 2020 was effective.

Management's determination on internal control over financial reporting in previous periods

In 2019, the Company's management determined that that there was a material weakness in controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Additionally, this material weakness could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Multiple sources of information are utilized in assessing the appropriateness of variable consideration and the related estimate of transaction price under IFRS 15; however, the Company did not have effective oversight controls in assessing the weighting of such information as an input into revenue recognition. In previous periods the Company did not appropriately constrain certain fee-for-service revenue arrangements under IFRS 15 resulting in immaterial errors to accounts receivable and revenue from specific fee-for-service arrangements in the Company's consolidated financial statements for the year ended December 31, 2018. These errors were corrected prior to the issuance of the Company's consolidated financial statements for the year ended December 31, 2019. These errors did not, individually or in the aggregate, result in a material misstatement of the Company's consolidated financial statements and disclosures. Based upon the remediation efforts discussed in further detail within Item 15D. "Changes in Internal Control Over Financial Reporting" below, the Company's management determined that such material weakness has been remediated as of December 31, 2020.

Inherent limitations of internal control over financial reporting

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, cannot provide absolute assurance of achieving financial reporting objectives and may not prevent or detect misstatements. Therefore, even if the internal control over financial reporting is determined to be effective it can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 15C.    Attestation report of the independent registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-2.

Item 15D.    Changes in internal control over financial reporting

Except for the remediation activities described below, there were no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Remediation

Remediation efforts included steps undertaken by management to strengthen the Company's controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and its related accounts receivable. The following changes in internal control over financial reporting were completed in 2020:

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

DOJ and SEC agreements and related monitorship

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

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the U.S.

On March 29, 2019, the Company entered into a non-prosecution agreement ("NPA") with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. The DOJ NPA is scheduled to terminate August 2,

2022 and the dismissal of the SEC Order is scheduled to be on November 31, 2022. The Company paid a combined total in penalties and disgorgement of approximately $231.7 M to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in the charges that the Company recorded in 2017 and 2018 and announced in 2018. See note 22, "Commitments and contingencies," of the notes to our consolidated financial statements included in this report. As part of the resolution, the Company agreed to certain disclosure obligations to the U.S. government and to hire an independent compliance monitor to ensure and test the effectiveness of the Company's enhanced compliance and financial controls outside the U.S., including high-level commitment, policies and procedures, periodic risk-based reviews, proper oversight and independence, training and guidance, internal reporting, enforcement and discipline, third-party relationships, mergers and acquisitions and monitoring and testing. The monitor's certification decision on the effectiveness of the Company's anti-corruption program is scheduled for April 30, 2022, after which the Company will self-report to the SEC on the effectiveness of its anti-corruption program for a 6-month period. The monitor was appointed by the DOJ and SEC on July 26, 2019 and the monitorship and reporting obligations commenced on August 2, 2019.

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

Item 16B.    Code of ethics

On October 14, 2020, we adopted a revised Code of Ethics and Business Conduct (the "Code"). As adopted, the revised Code applies to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. The revisions incorporate relevant additions and updates, and are intended to ensure that all persons subject to the Code have a common understanding of the Company's standards of behavior, corporate guidelines and ethical principles. The principal revisions to the Code reflect full integration of the Company's global values, the addition of new topics, including material relating to Donations and Sponsoring, Supplier Selection and Environmental Protection, alignment of the content with our vision and mission and visual alignment with our current corporate design.

A copy of our Code of Business Conduct is available on our website under "About Us – Responsibility" at: https://www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

Item 16C.    Principal accountant fees and services

During the AGM held on August 27, 2020, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2020 fiscal year. Furthermore, during the AGM held on May 16, 2019, our shareholders approved the appointment of PwC to serve as our independent auditors for fiscal year 2020, for the potential review of interim financial information for fiscal year 2020 prepared after the AGM in 2020 and as auditor for the potential review of interim financial information for FY 2021 prepared prior to the AGM in 2021. KPMG served as the Company's independent auditors for fiscal years through and including the year ended December 31, 2019.

For the fees billed by our principal accountants for the last three years, comprising audit fees, audit related fees, tax fees and other fees, see note 29, "Principal accountant fees and services," of the notes to the consolidated financial statements included in this report.

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

The Supervisory Board's audit committee also adopted a policy requiring management to obtain the committee's approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors. The catalog also provides for additional approval requirements based on fee amount.

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

During 2020, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $165 THOUS (€144 THOUS).

Item 16D.    Exemptions from the listing standards for audit committees

Not applicable.

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

Please see note 17, "Shareholders' equity," of the notes to consolidated financial statements included in this report for information on our share buy-back programs and subsequent retirement of these shares. The repurchase programs disclosed in note 17 were terminated on the last day that purchases for the applicable program were made. The authorization for the repurchase of our shares granted by our Annual General Meeting on May 12, 2016 will remain in effect until May 11, 2021. We do not intend to make further share repurchases pursuant to such authorization prior to its expiration.

Item 16F.    Change in registrant's certifying accountant

KPMG, which served as the Company's independent auditors for fiscal years through and including the year ended December 31, 2019, declined to stand for re-election upon completion of their audit of the Company's consolidated financial statements as of and for the year ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019. At our AGM on August 27, 2020, our Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee proposed the appointment of PwC to serve as our new independent accountants for 2020, thereby replacing KPMG, as the principal auditor.

Item 16G.    Corporate governance

Introduction

ADSs representing our shares are listed on the NYSE. However, because we are a "foreign private issuer," as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in

Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the Compensation System 2020+ for our Management Board was adopted subject to, and was approved by, our AGM on August 27, 2020. The Compensation System 2020+ is also reviewed by an independent external compensation expert as amendments to the system are made, the most recent review having been conducted in 2020. See Item 6.B, "Directors, senior management and employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a "Compensation Discussion and Analysis," as well as a proposal for disclosure of the relationship between executive compensation actually paid and a registrant's financial performance issued in 2015) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law, and we disclose the compensation paid to members of the Management Board, the Supervisory Board and the supervisory board of the General Partner in our Compensation Report. See Item 6.B, "Directors, senior management and employees – Compensation." In 2015 the SEC also issued its proposed compensation "clawback" rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. The proposal received extensive comments from issuers and participants in the securities markets. It has not been withdrawn and in 2019, action on the proposed rule was moved from the SEC's "long-term actions" agenda to its "current" agenda. If the SEC's proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Under the terms and conditions of our LTIP 2016 plan, our MB LTIP 2019 plan and our MB LTIP 2020 plan (see Item 6.B., "Directors, senior management and employees – Compensation"), and the employment contracts concluded with the members of the Management Board, the Company is entitled to reclaim previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct.

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

The legal structure of FMC-AG & Co. KGaA

A German partnership limited by shares (Kommanditgesellschaft, or KGaA) is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a German stock corporation (Aktiengesellschaft, or AG), the share capital of a KGaA is held by its shareholders. A KGaA is also similar to a limited partnership because there are management and non-management partners, one or more general partner(s) on the one hand, and the KGaA shareholders on the other hand. Our sole general partner, Management AG, is a wholly-owned subsidiary of Fresenius SE.

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

Management and oversight

The management structure of FMC-AG & Co. KGaA is illustrated as follows:

General Partner

Management AG, as our sole General Partner, conducts the business of FMC-AG & Co. KGaA and represents it in external relations. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €3.0 M. The General Partner receives annual compensation amounting to 4% of its capital for assuming liability as the general partner and the management of FMC-AG & Co. KGaA as well as reimbursement for all outlays in connection with conducting the business of the Company, including the remuneration of members of the General Partner's Management Board and its supervisory board. See "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company," below.

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

In a KGaA having a corporate general partner, supervisory board members may hold offices on the supervisory board of a KGaA and of its general partner. Three of the six current members of the FMC-AG & Co. KGaA Supervisory Board are also members of the supervisory board of Management AG. Under Rule 10A-3 under the Exchange Act, such dual board membership does not impair the independence of Supervisory Board members who serve on our Audit and Corporate Governance Committee. See Item 6.A, "Directors, senior management and employees – Directors and senior management – The General Partner's Supervisory Board." Shares in the KGaA held by the General Partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA's Supervisory Board members.

The Supervisory Board has less power and scope for influence than a supervisory board of an AG. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies. Nor may the Supervisory Board subject the management measures of the General Partner to its consent, or issue rules of procedure for the General Partner.

German regulations have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members in the entirety possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board's members. German law prohibits members of the management board from contemporaneously serving on the supervisory board. This may be contrasted with the U.S. practice under which executive officers may, and often do, serve as both officers and directors of a company, subject to stock exchange rules requiring listed companies to have a majority of independent directors (further subject to certain exceptions). German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow directions or instructions from third parties. Any service, consulting or similar agreements between a KGaA and any of its supervisory board members must be approved by the supervisory board.

General meeting

The general meeting is the resolution body of the KGaA shareholders. The rules of the NYSE require companies with voting securities listed on the NYSE to solicit proxies for all meetings of shareholders. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a company-nominated proxy acting on their instructions. Instructions for voting by proxy are included in the invitation for the general meeting. Among other matters, the AGM of a KGaA approves its annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of an AG. The agenda for the general meeting is prepared by the general partner and the KGaA supervisory board. The general partner, however, cannot propose nominees for election as members of the KGaA supervisory board or make proposals for the KGaA's auditors.

Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the General Partner. Fresenius SE is prohibited from voting on resolutions concerning the election to and removal from office of the FMC-AG & Co. KGaA Supervisory Board, ratification or discharge (Entlastung) of the actions of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of claims for damages as well as the waiver of claims for damages that fall within the competence of the general meeting, and the election of auditors of the annual financial statements.

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

The Articles of Association of FMC-AG & Co. KGaA

The following is a summary of certain material provisions of our Articles of Association. This summary and the additional information about our Articles of Association summarized in Exhibit 2.1 are not complete and are qualified in its entirety by reference to the complete form of Articles of Association of FMC-AG & Co. KGaA. A convenience English translation of our Articles of Association is on file with the SEC and can also be found on the Company's website under www.freseniusmedicalcare.com.

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

The Articles of Association also provide that the General Partner ceases to be the general partner of FMC-AG & Co. KGaA if the shares of the General Partner are acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG) to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. As long as our American Depositary Shares are listed on the NYSE and/or registered under Section 12 of the Exchange Act, any such offer would also be subject to regulation under Sections 13 and 14 of the Exchange Act. The obligation of the General Partner's new shareholder to make this offer, and the 25% share ownership requirement under our Articles of Association, could have the effect of discouraging a change of control of the Company.

The Articles of Association also permit a transfer of all shares in the General Partner to the Company. In this case the Company will be continued as a so-called "unified KGaA" (Einheits-KGaA), i.e. a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. The control over the General Partner in such a "unified KGaA" would be exercised for the Company by the Supervisory Board through its power to appoint the supervisory board of the General Partner. In the event that the General Partner ceases to be the general partner of FMC-AG & Co. KGaA as described above or for other reasons, the Articles of Association provide for continuation of the Company. The Supervisory Board would then be authorized and obligated to admit as a new general partner of the Company a corporation whose shares are fully owned by the Company. Similar to the case in which the Company acquires all shares of the General Partner, a "unified KGaA" would be formed. Upon the coming into existence of a "unified KGaA" (irrespective of the way it has been created), the shareholders of FMC-AG & Co. KGaA would have the right to decide in a general meeting whether to transform the Company into a stock corporation (Aktiengesellschaft); a simple majority of the votes cast would be sufficient for the adoption of the transformation resolution. If the shareholders decline to approve such a transformation, the Company will be continued as a "unified KGaA" with the Supervisory Board elected by the shareholders exercising the control over the General Partner.

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

For additional information regarding our Articles of Association, including information regarding the authorized share capital of FMC-AG & Co. KGaA, see Exhibit 2.1.

Description of the pooling agreement

Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA in February 2006, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the transformation in February 2006 and completion of the conversion offer made to holders of our preference shares in connection with the transformation, we entered into a pooling agreement that we believe provides similar benefits for the shareholders of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling agreement which we have entered into with Fresenius SE and the independent directors on the General Partner's supervisory board. The description is qualified in its entirety by the complete text of the pooling agreement, as amended in 2016, a copy of which is on file with the SEC (see Exhibits 2.4 and 2.5) and is available on the SEC web site, www.sec.gov.

The pooling agreement was originally entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares and our preference shares, including owners of ADSs evidencing such shares, other than Fresenius SE and its affiliates or their agents and representatives. Under the pooling agreement, beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC. Under those rules, beneficial ownership is defined as the power to vote or direct the vote, or the power to dispose or direct the disposition, of a security. Upon completion of the mandatory exchange of our remaining outstanding preference shares for ordinary shares in 2013, our share capital consists solely of ordinary shares.

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

In the pooling agreement, we have agreed to obtain Directors & Officers liability insurance for the members of the Supervisory Board of FMC AG & Co. KGaA and the members of the supervisory board of Fresenius Medical Care Management AG in accordance with customary and usual practices followed by public corporations in the United States, to the extent such insurance is available at commercially reasonable rates and on commercially reasonable terms and conditions.

Lastly, we and Management AG and Fresenius SE have agreed that while the pooling agreement is in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 M for each individual transaction or contract, or a related series of transactions or contracts, though limitations apply with regards to agreements included in previously approved business plans. These provisions of the Pooling Agreement are in addition to the requirements of Section 111b paragraph 1 AktG, under which transactions between the Company and a related party having an economic value (alone or together with transactions with the same related party within the current fiscal year) that exceeds 1.5% of the sum of fixed and current assets included in the consolidated financial statements require approval by the Supervisory Board, and Section 111c paragraph 1 AktG requiring publication of certain details of such transactions without undue delay.

Listing of American depositary shares; SEC filings

During the term of the pooling agreement, Fresenius SE has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care AG & Co. KGaA to cause us to, and we have agreed to:

  •
  maintain the effectiveness of the deposit agreement for the ordinary shares, or a similar agreement, and to assure that the ADSs evidencing the ordinary shares are listed on either the NYSE or the Nasdaq Stock Market;

  •
  file all reports, required by the NYSE or the Nasdaq Stock Market, as applicable, the Securities Act, the Exchange Act and all other applicable laws;

  •
  prepare all financial statements required for any SEC filing in accordance with U.S. GAAP or, as permitted by amendments made in 2016, IFRS;

  •
  on an annual basis, prepare audited consolidated financial statements, and, on a quarterly basis, prepare and furnish to the SEC under cover of a Form 6-K, unaudited interim consolidated financial statements in each case prepared in accordance with U.S. GAAP or, as permitted by amendments made in 2016, IFRS;

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

Managers' transactions

According to Article 19(1) of the MAR, persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obligated to notify the issuer and the competent authority, i.e. for the Company as issuer, BaFin, of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instrument linked thereto no later than three business days after the date of the transaction, once the volume of all transactions conducted within a calendar year exceeds a total amount of €20,000. Persons discharging managerial responsibilities include, inter alia, the members of management and as well as supervisory boards. We make public the information received through these notifications and publish them on our website in accordance with the MAR. As of January 1, 2021, we must make public the information contained in a notification received from a person discharging managerial responsibilities within two business days of receipt of such a notification. Pursuant to Article 19(11) of the MAR, a person discharging managerial responsibilities within an issuer must not either conduct any transactions on its own account or for the account of a third party, directly or indirectly, relating to, inter alia, the shares or debt instruments of the issuer during a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which the issuer is obliged to make public.

The reporting requirements of Section 16 of the Exchange Act do not apply to the equity securities of a foreign private issuer. Accordingly, the members of our Supervisory Board, and the Management Board and supervisory board of the General Partner are not subject to these requirements with respect to their ownership of or transactions in our shares, and "short-swing" profit recovery is not available for transactions in our shares. As a foreign private issuer, we are exempt from the SEC proxy rules. Therefore, we are also not subject to rules adopted by the SEC in December 2018 that require U.S. domestic public companies to disclose in their proxy statements their practices or policies regarding the ability of their directors, officers or employees (or their respective designees) to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to them as compensation or directly or indirectly held by them. Such transactions may, however, be reportable (and, if reported, would be posted on our website) under the provisions of the MAR referred to above relating to transactions in derivatives or other financial instruments linked to our securities.

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

Under the AktG, the issuance of new shares requires a capital increase (Kapitalerhöhung) of the Company by way of an approval by the shareholders requiring the affirmative vote of a majority of three quarters of the capital represented at the vote. Next to a capital increase against contribution (Kapitalerhöhung gegen Einlagen), a capital increase may also be conducted from Authorized Capital (genehmigtes Kapital) or Conditional Capital (bedingtes Kapital). The resolution creating Authorized Capital may authorize the General Partner and its Management Board to issue new shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization. In addition, Conditional Capital may be created for the purpose of issuing (i) new shares to holders of convertible bonds or other securities which grant a right to shares, (ii) new shares as the consideration in a merger with another company, or (iii) new shares offered to management or employees. The nominal value for any proposed increase of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the Company's issued capital at the time of the resolution. All resolutions increasing the capital of the Company also require the consent of the General Partner in order for the resolutions to go into effect. For information regarding our authorized capital, including provisions permitting the exclusion of shareholder subscription (pre-emptive) rights, and our conditional capital, see Exhibit 2.1 to this report.

Comparison with U.S. and NYSE governance standards and practices

The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent applicable version of the German Corporate Governance Code is dated December 16, 2019 which became effective March 20, 2020 ("German Corporate Governance Code 2020"). The version of the German Corporate Governance Code dated February 7, 2017 ("German Corporate Governance Code 2017") was applicable in the fiscal year 2020 until the effectiveness of the German Corporate Governance Code 2020. The German Corporate Governance Code's governance rules applicable to German corporations are not legally binding. However, companies that do not comply with the German Corporate Governance Code's recommendations must disclose publicly to what extent and for what reason their practices differ from the recommendations of the German Corporate Governance Code. Under the German Corporate Governance Code, a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual "Declaration of Compliance" will be posted on our web site, www.freseniusmedicalcare.com in the section "Corporate Governance" of the Investor Relations page under "Declaration of Compliance" at https://www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-of-compliance/, together with our declarations for prior years.

Some of the German Corporate Governance Code 2020's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code 2020 recommends that the supervisory board shall determine specific objectives regarding its composition and shall prepare a profile of skills and expertise for the entire board while taking the principle of diversity into account. Proposals by the supervisory board to the general meeting shall take these objectives into account, while simultaneously aiming at fulfilling the overall profile of required skills and expertise of the supervisory board. The objectives regarding its composition shall, inter alia, also take into account potential conflicts of interest. Further, information shall be provided about what the supervisory board regards as the appropriate number of independent supervisory board members, and the names of those members. Our independent Supervisory Board members within the meaning of the German Corporate Governance Code 2020 are Mr. Rolf A. Classon, Dr. Dorothea Wenzel, Ms. Pascale Witz and Prof. Dr. Gregor Zünd. Similarly, if a substantial and not merely temporary conflict of interest between a company and a member of its supervisory board arises, the German Corporate Governance Code 2020 recommends that the term of that member be terminated. The German Corporate Governance Code 2020 further recommends that at any given time not more than two former members of the management board shall serve on the supervisory board. The Company's Supervisory Board includes three members who also serve on the supervisory board of the General Partner, two of whom serve on our Audit and Governance Committee and are independent under a specific provision of SEC Rule 10A-3 and NYSE rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively) relating to such dual board service. While we are exempt from both the NYSE requirement to have a majority of independent directors on our Supervisory Board, and our Supervisory Board members are exempt from the independence criteria in the NYSE governance rules (other than those in the audit committee rule), our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of the pooling agreement. See Item 6.A, "Directors, senior management and employees – Directors and senior management – The General Partner's Supervisory Board" and "Description of the pooling agreement" above. We are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to directors' inclusion as board members. However, under the German Corporate Governance Code, the composition of the supervisory board has to ensure that its members collectively have the knowledge, skills, and professional expertise required to properly perform all duties.

Recommendations of the German Corporate Governance Code 2017 with which we did not comply included Code number 4.2.3 paragraph 2 sentence 6 and Code number 4.2.5 paragraph 3 of the German Corporate Governance Code 2017 pursuant to which the amount of compensation for Management Board members shall be capped, both overall and for variable compensation components, and the maximum and minimum achievable compensation for variable compensation components shall be presented for each individual member of the Management Board in the compensation report by using corresponding model tables. The service agreements with members of the Management Board did not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. The performance-oriented short-term compensation (the variable bonus) was already capped. As regards stock options, phantom stock and performance shares as compensation components with long-term incentives, the service agreements with members of the Management Board did provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation components would have contradicted the basic idea of the members of the Management Board participating appropriately in the economic risks and opportunities of the Company without such a restriction. With the entry into force of the Compensation System 2020+ for the members of the Management Board of the General Partner, which was approved by the ordinary general meeting of the Company on August 27, 2020 and implemented in the service agreements with the Management Board members, caps were also introduced for the stock-based compensation components with long-term incentives as well as a maximum compensation with specific amounts, each effective January 1, 2020. In addition, we continue to present the compensation system and the amounts paid to members of the Management Board in the compensation report in a comprehensive and transparent manner. The compensation report set forth in Item 6.B of this report includes tables relating to the value of the benefits granted as well as to the allocation in the year under review.

Furthermore, we did not fully comply with Code number 4.2.3 paragraph 4 of the German Corporate Governance Code 2017 according to which care shall be taken to ensure that payments made to a Management Board member on premature termination of his/her contract, including fringe benefits, did not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the employment contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and, if appropriate, also the expected total compensation for the current financial year. These recommendations were not met for the time until December 31, 2019 insofar as the service agreements of the members of the Management Board did partially not contain severance payment arrangements for each case of premature termination of the contract and consequentially did not contain a limitation of any severance payment amount insofar, because this would not, in every case, have done justice to the assessment of each individual case considered preferable at the time. The Management Board contracts affected by this deviation were adjusted with effect from January 1, 2020. The recommendation has since been complied with.

Pursuant to Code number 5.1.2 paragraph 2 sentence 3 of the German Corporate Governance Code 2017, an age limit shall be specified for members of the Management Board. This recommendation was deviated from. It did not appear to be appropriate to consider certain persons for the Management Board of the General Partner solely because of their age. In its meeting on November 30, 2020, the supervisory board of the General Partner resolved to specify an age limit for the members of the Management Board of the General Partner, which is to be disclosed in the Declaration on Corporate Governance.

Pursuant to Code number 5.4.1 paragraph 2 and paragraph 3 of the German Corporate Governance Code 2017, the Supervisory Board shall specify concrete objectives regarding its composition and shall prepare a profile of skills and expertise for the entire Supervisory Board. Within the company-specific situation the composition of the Supervisory Board shall reflect appropriately the international activities of the company, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2 of the German Corporate Governance Code 2017, an age limit and a regular limit to Supervisory Board members' term of office, both to be specified, as well as diversity. Proposals by the Supervisory Board to the General Meeting shall take these targets into account, while simultaneously aiming at fulfilling the profile of skills and expertise of the entire Supervisory Board. The status of the implementation shall be published in the Corporate Governance Report. These recommendations were partly not met. In its meeting on November 30, 2020, the Supervisory Board resolved to specify an age limit for the members of the Supervisory Board, which is to be disclosed in the Declaration on Corporate Governance.

Further, pursuant to recommendation C.10 of the German Corporate Governance Code 2020, the Chairman of the Supervisory Board shall be independent of the Company and the Management Board. As a precautionary measure, a deviation from this recommendation is declared with regard to the term of membership of the Chairman of the Supervisory Board, Dr. Dieter Schenk, on the Supervisory Board of the Company. Whether Dr. Schenk in view of his term of office on the Supervisory Board of the Company of more than 12 years is to be regarded as independent of the Company and the Management Board within the meaning of the German Corporate Governance Code 2020 did not need to be considered, because the number of those Supervisory Board members who have been members of the Supervisory Board for no more than 12 years and are otherwise to be qualified as independent already complies with the recommendation C.7 of the German Corporate Governance Code 2020, pursuant to which more than half of the shareholder representatives shall be independent from the Company and the Management Board.

Pursuant to recommendation G.11 of the German Corporate Governance Code 2020, the Supervisory Board shall have the possibility to account for extraordinary developments to an appropriate extent when determining the compensation for the members of the Management Board. Pursuant to recommendation G.8, on the other hand, subsequent changes to the target values or comparison parameters of the variable compensation of the members of the Management Board shall be excluded. Against this backdrop and with a view to the decision to disregard the impairment in the Latin America Segment with respect to the target achievement of the members of the Management Board for fiscal year 2020, a deviation from the recommendation G.8 was resolved in February 2021 for precautionary reasons.

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

The NYSE, on which our ADSs are listed, does not impose specific diversity requirements for boards of directors of NYSE-listed companies. Rather it has established a Board Advisory Council consisting of the CEOs of 20 NYSE-listed companies (the "Council"). The Council seeks to encourage voluntary efforts to promote board diversity by identifying talented candidates interested in serving on boards and conducting events to introduce candidates to NYSE-listed companies seeking to expand diversity on corporate boards.

As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act. The NYSE's governance rules applicable to U.S. domestic listed companies, which do not apply to us, require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are "independent" as defined in the NYSE's governance rules.

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

In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as adopted to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors. Unlike the SEC Audit Committee Rule, which identifies specific factors that preclude independence, under Rule 10C-1, independence is to be determined considering "all relevant factors". Under the NYSE rules, foreign private issuers such as FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee. These functions are carried out by our General Partner's supervisory board, as a whole, assisted with respect to compensation matters by its Human Resources Committee which is also responsible for the tasks of a compensation committee. See Item 6.B, "Directors, senior management and employees – Compensation – Compensation of the Management Board" and Item 6.C, "Directors, senior management and employees – Board practices." We have also established a nomination committee and the Joint Committee (Gemeinsamer Ausschuss), the latter being a joint committee of Management AG and FMC-AG & Co. KGaA.

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

DATE: February 23, 2021

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

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and its subsidiaries (the "Company") as of December 31, 2020, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We also have audited the adjustments for the correction of the errors and retrospective adjustments, as described in Note 1 of the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the prior years' financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the prior years' financial statements taken as a whole.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under item 15B. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Latin America and EMEA

As described in Notes 1g), 2a) and 11 to the consolidated financial statements, the Company's consolidated goodwill balance as of December 31, 2020, was €12,958,728k, a portion of which relates to the groups of CGUs Latin America and EMEA. To perform the annual impairment test of goodwill, management identified its groups of cash generating units ("CGU"s) and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes. To comply with IFRS to determine possible impairments of these assets, the value in use of the group of CGUs is first compared to the group of CGUs' carrying amount. In cases where the value in use of the groups of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs. The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate ("WACC") specific to that group of CGUs. In 2020, as a result of the annual impairment test of goodwill, the Latin America group of CGUs recognized an impairment of goodwill in the amount of €193,978k to reduce the carrying amount of goodwill.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment – Latin America and EMEA is a critical audit matter are (i) the significant judgement by management when determining the value in use of the groups of CGUs also against the background of mortality of patients with chronic kidney diseases which may be attributable to COVID-19 (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and significant assumptions related to revenue growth rates, projected operating income, and the pre-tax discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's goodwill impairment assessment process, including controls over assessing the valuation model and the determination of the revenue growth rates, residual growth rates, operating income margins and the applied pre-tax discount rate. These procedures also included, among others, comparing the Company's historical financial forecasted budgets with the actual results, agreeing future cash flows to approved budgets, and performing risk assessment sensitivity analyses over significant assumptions used by management related to revenue growth rates, residual value growth rates, operating income margins and the applied pre-tax discount rate. Professionals with specialized skills and knowledge were used to assist in evaluating the Company's valuation model and the pre-tax discount rate for each group of CGUs.

Frankfurt am Main, Germany
February 23, 2021

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

/s/ Peter Kartscher	/s/ Holger Lutz
Wirtschaftsprüfer	Wirtschaftsprüfer

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of
Fresenius Medical Care AG & Co. KGaA:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the correction of the errors and retrospective adjustments as described in Note 1, the consolidated balance sheet of Fresenius Medical Care AG & Co. KGaA and subsidiaries (the "Company") as of December 31, 2019, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the "consolidated financial statements"). The 2019 and 2018 consolidated financial statements before the effects of the adjustments as described in Note 1 are not presented herein. In our opinion, except for the errors and retrospective adjustments as described in Note 1, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the errors and retrospective adjustments as described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Change in Accounting Principles

With effect from January 1, 2019 the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases. With effect from January 1, 2018, the Company has changed its method of accounting for revenue from contracts with customers and financial instruments due to the adoption of IFRS 15, Revenue From Contracts With Customers, and IFRS 9, Financial Instruments, respectively.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We served as the Company's auditor from 1996 to 2020.

Frankfurt am Main, Germany
February 20, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of income
in € thousands ("THOUS"), except per share data

	Note	2020	2019	2018
Revenue:
Health care services		14,114,399	13,872,219	13,264,289
Health care products		3,744,664	3,604,336	3,282,584

	4 a, 26	17,859,063	17,476,555	16,546,873
Costs of revenue:
Health care services		10,575,424	10,483,822	9,899,714
Health care products		1,746,194	1,596,882	1,492,416

		12,321,618	12,080,704	11,392,130
Gross profit		5,537,445	5,395,851	5,154,743
Operating (income) expenses:
Selling, general and administrative	4 b	3,164,559	3,060,732	2,885,220
(Gain) loss related to divestitures of Care Coordination activities	4 c	(30,779)	(28,788)	(809,003)
Research and development	4 d	193,774	168,028	114,074
Income from equity method investees	26	(94,518)	(73,679)	(73,346)

Operating income		2,304,409	2,269,558	3,037,798
Other (income) expense:
Interest income	4 g	(41,959)	(61,617)	(147,409)
Interest expense	4 g	409,978	491,061	448,471

Income before income taxes		1,936,390	1,840,114	2,736,736
Income tax expense	4 h	500,558	401,614	511,079

Net income		1,435,832	1,438,500	2,225,657
Net income attributable to noncontrolling interests		271,455	238,881	243,733

Net income attributable to shareholders of FMC-AG &Co. KGaA		1,164,377	1,199,619	1,981,924

Basic earnings per share	19	3.96	3.96	6.47

Diluted earnings per share	19	3.96	3.96	6.45

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income
in € THOUS

	Note	2020	2019	2018
Net income		1,435,832	1,438,500	2,225,657
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees – share of OCI	24	58,166	—	—
FVOCI equity investments	24	19,439	—	—
Actuarial gain (loss) on defined benefit pension plans	16, 24	4,176	(99,613)	(28,070)
Income tax (expense) benefit related to components of other comprehensive income not reclassified	24	(3,517)	30,245	7,713

		78,264	(69,368)	(20,357)

Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	24	(1,359,397)	263,835	327,317
FVOCI debt securities	24	29,096	—	—
Gain (loss) related to cash flow hedges	23, 24	(188)	(9,672)	24,895
Cost of hedging	24	2,967	(1,961)	(1,335)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	24	(5,797)	2,674	(6,734)

		(1,333,319)	254,876	344,143

Other comprehensive income (loss), net of tax		(1,255,055)	185,508	323,786

Total comprehensive income		180,777	1,624,008	2,549,443

Comprehensive income attributable to noncontrolling interests		171,810	259,184	285,691

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		8,967	1,364,824	2,263,752

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets
in € THOUS, except share data

	Note	2020	2019
Assets
Cash and cash equivalents	6	1,081,539	1,007,723
Trade accounts and other receivables from unrelated parties	7	3,153,045	3,421,346
Accounts receivable from related parties	5	91,438	159,196
Inventories	8	1,895,310	1,663,278
Other current assets	9	1,053,978	913,603

Total current assets		7,275,310	7,165,146
Property, plant and equipment	10	4,056,864	4,190,281
Right-of-use assets	21	4,129,888	4,325,115
Intangible assets	11	1,381,009	1,426,330
Goodwill	11	12,958,728	14,017,255
Deferred taxes	4 h	351,152	361,196
Investment in equity method investees		761,113	696,872
Other non-current assets		774,972	752,540

Total non-current assets		24,413,726	25,769,589

Total assets		31,689,036	32,934,735

Liabilities
Accounts payable to unrelated parties		731,993	716,526
Accounts payable to related parties	5	95,401	118,663
Current provisions and other current liabilities	12	3,517,076	2,864,250
Short-term debt from unrelated parties	13	62,950	1,149,988
Short-term debt from related parties	13	16,320	21,865
Current portion of long-term debt	14	1,008,359	1,447,239
Current portion of long-term lease liabilities from unrelated parties	21	588,492	622,227
Current portion of long-term lease liabilities from related parties	5	20,664	16,514
Income tax payable		118,389	101,793

Total current liabilities		6,159,644	7,059,065
Long-term debt, less current portion	14	6,800,101	6,458,318
Long-term lease liabilities from unrelated parties, less current portion	21	3,763,775	3,959,865
Long-term lease liabilities from related parties, less current portion	5	119,356	106,432
Non-current provisions and other non-current liabilities	15	931,590	616,916
Pension liabilities	16	718,502	689,195
Income tax payable		78,872	78,005
Deferred taxes	4 h	785,886	739,702
Total non-current liabilities		13,198,082	12,648,433

Total liabilities		19,357,726	19,707,498

Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 292,876,570 issued and outstanding as of December 31, 2020 and 374,165,226 shares authorized, 304,436,876 issued and 298,329,247 outstanding as of December 31, 2019	17	292,877	304,437
Treasury stock, at cost	17	—	(370,502)
Additional paid-in capital	17	2,872,630	3,607,662
Retained earnings	17	10,254,913	9,454,861
Accumulated other comprehensive income (loss)	24	(2,205,340)	(1,038,545)

Total FMC-AG & Co. KGaA shareholders' equity		11,215,080	11,957,913
Noncontrolling interests	17	1,116,230	1,269,324

Total equity		12,331,310	13,227,237

Total liabilities and equity		31,689,036	32,934,735

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows
in € THOUS

	Note	2020	2019	2018
Operating activities
Net income		1,435,832	1,438,500	2,225,657
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	10, 11, 21, 26	1,785,899	1,593,160	789,566
Change in deferred taxes, net		111,104	64,266	89,171
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(58,364)	(99,074)	(807,106)
Compensation expense related to share-based plans	20	—	1,992	10,745
Income from equity method investees		(94,518)	(73,679)	(73,346)
Interest expense, net	4 g	368,019	429,444	301,062
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		11,611	(105,828)	(164,685)
Inventories		(355,831)	(117,504)	(157,092)
Other current and non-current assets		(178,473)	(46,132)	(12,561)
Accounts receivable from related parties		60,084	41,717	(5,805)
Accounts payable to related parties		(16,311)	(35,861)	4,480
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		1,389,928	(128,906)	(84,561)
Income tax payable		324,455	380,067	514,957
Cash inflow (outflow) from hedging		—	(12,744)	—
Received dividends from investments in equity method investees		89,419	46,022	44,977
Paid interest		(379,994)	(470,223)	(311,971)
Received interest		41,959	49,453	56,809
Paid income taxes		(301,663)	(387,719)	(358,386)

Net cash provided by (used in) operating activities		4,233,156	2,566,951	2,061,911

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(1,051,983)	(1,124,791)	(1,057,276)
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	3, 25	(258,985)	(2,221,359)	(445,016)
Investments in debt securities	3	(96,401)	(11,312)	(480,251)
Proceeds from sale of property, plant and equipment		15,578	11,535	54,529
Proceeds from divestitures	3, 25	14,608	43,317	1,532,803
Proceeds from sale of debt securities	3	42,241	16,623	150,172

Net cash provided by (used in) investing activities		(1,334,942)	(3,285,987)	(245,039)

Financing activities
Proceeds from short-term debt from unrelated parties		213,116	737,409	650,634
Repayments of short-term debt from unrelated parties		(1,304,526)	(807,807)	(205,790)
Proceeds from short-term debt from related parties		581,711	281,200	217,646
Repayments of short-term debt from related parties		(587,180)	(448,311)	(37,746)
Proceeds from long-term debt		2,120,905	3,460,805	612,388
Repayments of long-term debt		(1,586,218)	(2,217,005)	(1,076,204)
Repayments of lease liabilities from unrelated parties		(683,614)	(671,403)	—
Repayments of lease liabilities from related parties		(20,185)	(16,340)	—
Increase (decrease) of accounts receivable facility		(373,840)	381,430	(298,912)
Proceeds from exercise of stock options		12,653	15,864	47,404
Purchase of treasury stock	17	(365,988)	(599,796)	(37,221)
Dividends paid	17	(351,170)	(354,636)	(324,838)
Distributions to noncontrolling interests		(366,277)	(296,168)	(296,293)
Contributions from noncontrolling interests		46,586	68,125	67,196

Net cash provided by (used in) financing activities		(2,664,027)	(466,633)	(681,736)

Effect of exchange rate changes on cash and cash equivalents		(160,371)	47,760	32,387
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		73,816	(1,137,909)	1,167,523
Cash and cash equivalents at beginning of period		1,007,723	2,145,632	978,109

Cash and cash equivalents at end of period	6	1,081,539	1,007,723	2,145,632

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders' equity
in € THOUS, except share data

								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock								Total FMC-AG & Co. KGaA shareholders' equity
	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions	Fair value changes		Noncontrolling interests	Total equity
Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	—	9,820,102	1,008,084	10,828,186

Adjustment due to initial application of IFRS 9		—	—	—	—	—	(5,076)	—	—	—	—	(5,076)		(5,076)
Adjusted balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,132,179	(1,203,904)	(18,336)	(263,338)	—	9,815,026	1,008,084	10,823,110
Proceeds from exercise of options and related tax effects	20	858,652	859	—	—	37,918	—	—	—	—	—	38,777	—	38,777
Compensation expense related to stock options	20	—	—	—	—	6,713	—	—	—	—	—	6,713	—	6,713
Purchase of treasury stock	17	—	—	(431,000)	(37,221)	—	—	—	—	—	—	(37,221)	—	(37,221)
Withdrawal of treasury stock	17	(1,091,000)	(1,091)	1,091,000	95,159	(94,068)	—	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(324,838)	—	—	—	—	(324,838)	—	(324,838)
Purchase/ sale of noncontrolling interests		—	—	—	—	(46,463)	—	—	—	—	—	(46,463)	63,939	17,476
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(214,167)	(214,167)
Put option liabilities	23	—	—	—	—	—	42,665	—	—	—	—	42,665	—	42,665
Net Income		—	—	—	—	—	1,981,924	—	—	—	—	1,981,924	243,733	2,225,657
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	292,431	(18)	(7,054)	—	285,359	41,958	327,317
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	16,826	—	—	16,826	—	16,826
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(20,357)	—	(20,357)	—	(20,357)

Comprehensive income		—	—	—	—	—	—	—	—		—	2,263,752	285,691	2,549,443

Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	—	11,758,411	1,143,547	12,901,958

Adjustment due to initial application of IFRS 16		—	—	—	—	—	(120,809)	—	—	—	—	(120,809)	(15,526)	(136,335)
Adjusted balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,711,121	(911,473)	(1,528)	(290,749)	—	11,637,602	1,128,021	12,765,623
Proceeds from exercise of options and related tax effects	20	328,996	329	—	—	16,866	—	—	—	—	—	17,195	—	17,195
Compensation expense related to stock options	20	—	—	—	—	1,992	—	—	—	—	—	1,992	—	1,992
Purchase of treasury stock	17	—	—	(8,878,450)	(589,305)	—	—	—	—	—	—	(589,305)	—	(589,305)
Withdrawal of treasury stock	17	(3,770,772)	(3,771)	3,770,772	269,796	(266,025)	—	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(354,636)	—	—	—	—	(354,636)	—	(354,636)
Purchase/ sale of noncontrolling interests		—	—	—	—	(18,516)	—	—	—	—	—	(18,516)	102,341	83,825
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(220,222)	(220,222)
Put option liabilities	23	—	—	—	—	—	(101,243)	—	—	—	—	(101,243)	—	(101,243)
Net Income		—	—	—	—	—	1,199,619	—	—	—	—	1,199,619	238,881	1,438,500
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	246,486	27	(2,981)	—	243,532	20,303	263,835
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	(8,959)		—	(8,959)	—	(8,959)
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(69,368)	—	(69,368)	—	(69,368)

Comprehensive income		—	—	—	—	—	—	—	—	—	—	1,364,824	259,184	1,624,008

Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	—	11,957,913	1,269,324	13,227,237

Proceeds from exercise of options and related tax effects	20	234,796	235	—	—	12,476	—	—	—	—	—	12,711	—	12,711
Purchase of treasury stock	17	—	—	(5,687,473)	(365,988)	—	—	—	—	—	—	(365,988)	—	(365,988)
Withdrawal of treasury stock	17	(11,795,102)	(11,795)	11,795,102	736,490	(724,695)	—	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(351,170)	—	—	—	—	(351,170)	—	(351,170)
Purchase/ sale of noncontrolling interests		—	—	—	—	(22,813)	—	—	—	—	—	(22,813)	(69,132)	(91,945)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(255,772)	(255,772)
Put option liabilities	23	—	—	—	—	—	(24,540)	—	—	—	—	(24,540)	—	(24,540)
Transfer of cumulative gains/losses of equity investments		—	—	—	—	—	11,385	—	—	—	(11,385)	—	—	—
Net Income		—	—	—	—	—	1,164,377	—	—	—	—	1,164,377	271,455	1,435,832
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	(1,271,726)	724	13,831	(2,581)	(1,259,752)	(99,645)	(1,359,397)
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	2,030	—	—	2,030	—	2,030
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	2,985		2,985	—	2,985
Fair value changes	24	—	—	—	—	—	—	—	—	—	99,327	99,327	—	99,327

Comprehensive income		—	—	—	—	—	—	—	—	—	—	8,967	171,810	180,777

Balance at December 31, 2020		292,876,570	292,877	—	—	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in THOUS, except share and per share data)

1.     The Company, basis of presentation and significant accounting policies

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related dialysis care services to persons who suffer from End-Stage Renal Disease ("ESRD"), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services (sold in the first quarter of 2020) and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

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

Basis of presentation

The consolidated financial statements and other financial information included in the Company's Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting and functional currency. At December 31, 2020, there were no IFRS or International Financial Reporting Interpretations Committee ("IFRIC") interpretations as endorsed by the European Union relevant for reporting that differed from IFRS as issued by the IASB.

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

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies, in its Argentine and Lebanese subsidiaries due to inflation in these countries. The table below details the specific inputs used to calculate the loss on net monetary position on a country-specific basis.

Inputs for the calculation of losses on net monetary positions
	Argentina	Lebanon
Date of IAS 29 initial application	July 1, 2018	December 31, 2020
Consumer price index	Índice de precios al consumidor	Central Administration of Statistics
Index at December 31, 2020(1)	385.9	284.04
Calendar year increase	36%	146%
Loss on net monetary position in € THOUS	18,513	5,112

In the consolidated balance sheets, "Non-current provisions and other non-current liabilities" in the amount of €51,831 as of December 31, 2019 have been reclassified to line item "current provisions and other current liabilities" to correct for an immaterial error in the classification of certain put options assumed as part of the acquisition of nephrology clinics.

Additionally, we have adjusted the prior year's comparative consolidated financial statements within the following footnotes to correct for immaterial errors in classification:

  1)
  Inventories (see note 8)

    –
    An amount of €5,955 was reclassified from raw materials and purchased components to work in process for 2019.

  2)
  Financial instruments (see note 23)

    –
    Cash and cash equivalents of €72,340 categorized as assets measured at fair value through profit and loss (FVPL) were recategorized as measured at amortized cost and removed from the leveling table. The remaining cash and cash equivalents of €166,677 categorized as Level 2 in 2019 were categorized as Level 1.

    –
    Gain / loss recognized in equity for put option liabilities of €13,701 in 2019 was updated to €14,523. This includes €154,436 of gains / losses recognized in profit and loss and (€153,614) of dividends (the allocation of profit or loss and payments of dividends to noncontrolling interests) which had been disclosed separately prior to 2020.

    –
    Gain / loss recognized in equity for put option liabilities of (€50,612) in 2018 was updated to (€48,075). This includes €142,279 of gains / losses recognized in profit and loss and (€139,742) of dividends (the allocation of profit or loss and payments of dividends to noncontrolling interests) which had been disclosed separately prior to 2020.

In addition to the adjustments noted above, certain revenue line items in the prior year's comparative consolidated financial statements pertaining to the Company's segment and Corporate activities have been adjusted to conform to the current year's presentation (see note 26).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

At February 22, 2021, the Management Board authorized the consolidated financial statements for issue and passed them through to the Supervisory Board for review and authorization.

Significant accounting policies

a)    Principles of consolidation and composition of the group

The financial statements of consolidated entities have been prepared using uniform accounting methods in accordance with IFRS 10, Consolidated Financial Statements ("IFRS 10"). Acquisitions of companies are accounted for under the purchase method.

Besides FMC-AG & Co. KGaA, the consolidated financial statements include all material subsidiaries according to IFRS 10 over which the Company has control. FMC-AG & Co. KGaA controls an entity if it has power over the entity through existing rights that give the Company the current ability to direct the activities that significantly affect the Company's return. In addition, the Company is exposed to, or has rights to, variable returns from the involvement with the entity and the Company has the ability to use its power over the entity to affect the amount of the Company's return.

The equity method is applied in accordance with IAS 28, Investments in Associates and Joint Ventures ("IAS 28"). Generally, equity method investees are entities in which FMC-AG & Co. KGaA, directly or indirectly, holds 50% or less of the voting power and can exercise significant influence over their financial and operating policies. While our investment in Vifor Fresenius Medical Care Renal Pharma Ltd. makes up a large portion of our equity method investees, there are no investments in equity method investees that are individually material to the Company.

Acquisitions of companies are accounted for in accordance with IFRS 3, Business Combinations ("IFRS 3") at the date of acquisition. Initially, all identifiable assets and liabilities of subsidiaries as well as the noncontrolling interests are recognized at their fair values. The cost is then compared with the fair value of the net assets acquired. Any remaining debit balance is recognized as goodwill and is tested at least once a year for impairment. Any excess of the net fair value of identifiable assets and liabilities over cost still existing after reassessing the purchase price allocation, subsequent to its finalization, is recognized immediately in profit or loss.

Intercompany revenues, expenses, income, receivables, payables, accruals, provisions and commitments and contingencies, are eliminated. Profits and losses on items of property, plant and equipment and inventory acquired from other group entities are also eliminated.

Deferred tax assets and liabilities are recognized on temporary differences resulting from consolidation procedures.

Noncontrolling interest ("NCI") is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent and is recognized at its fair value at the date of first consolidation. Profits and losses attributable to the noncontrolling interests are separately disclosed in the consolidated statements of income. There are no non-controlling interests that are individually material to the Company.

The Company writes put options on NCI mainly for dialysis clinics in which nephrologists or nephrology groups own an equity interest. While in certain of the dialysis clinics the Company is generally the majority owner, other non-affiliated parties, such as groups of nephrologists or a single nephrologist, hold an NCI position. Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, they do not constrain a long-term investment into a dialysis clinic by the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32, Financial Instruments: Presentation ("IAS 32") paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The put option liability is recorded in other current provisions and other current liabilities and other non-current provisions and other non-current liabilities at present value of the redemption amount at the balance sheet date. The exercise price of the option is generally based on fair value which is approximated by a multiple of earnings, e.g. a multiple of the proportionate earnings before interest, taxes, depreciation and amortization of the dialysis clinic, and is therefore affected by the periodic changes in the profitability of such a clinic. The Company believes the accounting treatment of the changes to the put option liability under IFRS to this date has not been finally clarified. In the absence of IFRS

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

guidance specifically applicable to the accounting for put options on NCI, the Company, in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") paragraph 10, applied the present access method. According to the present access method, NCI are further recorded in equity. The initial recognition of the put option liability, as well as valuation differences, is recorded in equity with no impact to the income statement (see note 1 h). This presentation results in information that is relevant to the economic decision-making needs of users and to provide reliable financial information as the Company considers these NCI with written put options as equity holders and accordingly attributes net income to NCI.

The consolidated financial statements for 2020 include FMC-AG & Co. KGaA as well as 2,305 companies. In 2020, 49 companies were accounted for by the equity method. During 2020, 113 companies were first-time consolidations and 22 companies were deconsolidated.

The principal subsidiaries of the Company are those with the most significant contribution to the Company's revenue, net income or net assets. The Company's interest in these subsidiaries for the years ended December 31, 2020 and 2019 are listed in the table below:

Principal subsidiaries
Name	Country	Main activity	Ownership
Fresenius Medical Care ("FMC") Argentina S.A.	Argentina	Provision of health care services	100%
		Sale of health care products
FMC Australia Pty. Ltd.	Australia	Provision of health care services	100%
		Sale of health care products
FMC Colombia S.A.	Colombia	Provision of health care services	100%
		Sale of health care products
FMC Deutschland GmbH	Germany	Sale of health care products	100%
		Production of health care products
		Research and development
FMC France S.A.S.	France	Sale of health care products	100%
FMC GmbH	Germany	Sale of health care products	100%
FMC Holdings, Inc.	USA	Provision of health care services	100%
		Sale of health care products
		Production of health care products
		Research and development
FMC Italia S.p.A.	Italy	Sale of health care products	100%
FMC Korea Ltd.	South Korea	Sale of health care products	100%
FMC Ltda. (FMC Ltda.)	Brazil	Sale of health care products	100%
FMC Shanghai Ltd.	China	Sale of health care products	100%
FMC (U.K.) Ltd.	United Kingdom	Provision of health care services	100%
		Sale of health care products
		Production of health care products
National Medical Care of Spain, S.A.U.	Spain	Provision of health care services	100%
NephroCare Portugal, S.A.	Portugal	Provision of health care services	100%
		Sale of health care products
ZAO Fresenius SP	Russian Federation	Provision of health care services	100%
		Sale of health care products

The complete list of participations in affiliated and associated companies of FMC-AG & Co. KGaA will be submitted to the electronic Federal Gazette and the electronic companies register.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

For 2020, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

b)    Cash and cash equivalents

Cash and cash equivalents comprise cash funds and all short-term investments (recorded at nominal value) with original maturities of up to three months. Short-term investments are highly liquid and readily convertible into known amounts of cash. The risk of changes in value is insignificant.

c)    Trade accounts and other receivables from unrelated parties

Trade accounts and other receivables from unrelated parties are posted at fair value (nominal value less expected credit loss). For information regarding expected credit losses, see note 2 c).

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

In fiscal years until December 31, 2018, prior to the implementation of IFRS 16, property, plant and equipment under capital leases was stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Equipment held under capital leases and leasehold improvements was amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

f)    Leases

A lease is defined as a contract that conveys the right to use an underlying asset for a period of time in exchange for consideration. According to IFRS 16, a contract is or contains a lease if:

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

The Company applies both the short-term and low-value lease exemption. These leases are exempt from balance sheet recognition and lease payments will be recognized as expenses over the lease term.

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

Lease payments are discounted using the implicit interest rate underlying the lease if this rate can be readily determined. Otherwise, the incremental borrowing rate of the lessee is used as the discount rate.

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Furthermore, lease liabilities may be remeasured due to lease modifications or reassessments of the lease. A lease modification is any change in lease terms that was not part of the initial terms and conditions of the lease, including increases of the scope of the lease by adding the right to use one or more underlying assets or extending the contractual lease term, decreases of the scope of the lease by removing the right to use one or more underlying assets or shortening the contractual lease term or changes in the consideration. Reassessments are changes in estimates or changes triggered by a clause that was part of the initial lease contract, including changes in future lease payments arising from a change in an index or rate, change in the Company's estimate of the amount expected to be payable under residual value guarantees or change in the Company's assessment of whether it will exercise purchase, extension or termination options.

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

For most reassessments and lease modifications that are not accounted for as a separate lease, lease liabilities are remeasured by discounting the revised lease payments at a revised discount rate. For specific reassessments, the historical interest rate is used.

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

Right-of-use assets

The Company recognizes right-of-use asset at the commencement date of the respective lease. Right-of-use asset are stated at cost less accumulated depreciation. Upon initial recognition, cost comprises of:

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

For reassessments and lease modifications that are not accounted for as separate leases, a remeasurement corresponding to the respective remeasurement of the lease liability is recognized (for lease modifications and reassessments, as well as for partial or full termination of a lease please see guidance on "Lease liabilities" above). If the carrying amount of a right-of-use asset is reduced to zero by such remeasurements, the excess amount is recorded in profit or loss.

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

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified certain trade names and qualified management contracts as intangible assets with indefinite useful lives because there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company.

Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful lives which, on average, are 8 years. Technology is amortized over its average useful lives of 12 years. Internally developed intangibles are amortized on a straight-line basis over their average useful lives of 8 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful lives which on average is 13 years. Customer relationships are amortized over their average useful lives of 16 years. All other intangible assets are amortized over their weighted average useful lives of 8 years. The weighted average useful life of all amortizable intangible assets is 10 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment (see note 1 o).

To perform the annual impairment test of goodwill, the Company identified its groups of cash generating units ("CGU"s) and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes.

One group of CGUs was identified in each of the Company's operating segments. For the purpose of goodwill impairment testing, all corporate assets and liabilities are allocated to the groups of CGUs. At least once a year, the Company compares the recoverable amount of each group of CGUs to the group of CGUs' carrying amount. The recoverable amount is defined as the higher of the value in use or the fair value less cost of disposal of a group of CGUs. In a first step, the value in use of the group of CGUs is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the group of CGUs. In case that the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the goodwill.

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

Financial assets are classified depending on the business model in which the financial assets are held and the contractual terms of the cash flows. Financial assets are only reclassified when the business model for managing those assets changes. During the reporting period, no financial instruments were reclassified. Purchases and sales of financial assets are accounted for on the trading day. The Company does not make use of the fair value option, which allows financial instruments to be classified at FVPL upon initial recognition. At initial recognition financial assets and financial liabilities are measured at fair value. Subsequent measurement is either at cost, FVPL or FVOCI.

In general, financial liabilities are classified and subsequently measured at amortized cost, with the exception of contingent considerations resulting from a business combination, put option liabilities as well as derivative financial liabilities.

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

The Company, as option writer of existing put options, can be obligated to purchase the noncontrolling interests held by third parties. The obligations are in the form of put liabilities and are exercisable at the third-party owners' discretion within specified periods or upon the occurrence of certain events as outlined in each specific put option. If these put option liabilities were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The initial recognition and subsequent measurement are recognized in equity of the Company. For further information related to the estimation of these fair values, see note 23.

Certain put option arrangements contain contingent triggers based on changes in legislation, which the Company has concluded are not genuine using the guidance in IFRS 9 B4.1.18 and IAS 32.25. The Company considers this subset of contracts as being non-genuine as the trigger in these clauses is considered to be an event that is extremely rare, highly abnormal and very unlikely to occur. Therefore, the Company has not recorded a liability on the balance sheet relating to this subset of puts option contracts.

Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see note 23). From time to time, the Company may enter into other types of derivative instruments which are dealt with on a transaction by transaction basis.

Changes in the fair value of derivative financial instruments designated and qualifying as cash flow hedges are recognized in accumulated OCI ("AOCI") in shareholders' equity. The Company only designated the change in fair value of the spot element of foreign exchange forward contracts as the hedging instrument in cash flow hedging relationships and uses a hedge ratio for designated risks of 1:1. The forward elements

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

are separately accounted for as cost of hedging in a separate component within AOCI. The ineffective portion of cash flow hedge is recognized in the income statement.

The amounts recorded in AOCI are subsequently reclassified into earnings as a component of revenue for those foreign exchange contracts that hedge forecasted sales or as an adjustment of cost of revenue for those contracts that hedge forecasted intercompany product purchases. In connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps to assure that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI and subsequently reclassified to selling, general and administrative expenses. The amounts recorded in AOCI are reclassified in the same period in which the hedged transaction affects earnings. Amounts recorded in AOCI for cash flow hedges related to product purchases from third parties are removed from AOCI and included directly in the carrying amount of the asset at initial recognition. Product purchases and sales designated in a cash flow hedging relationship are expected to affect profit and loss in the same period in which the cash flows occur. The critical terms of the forward exchange contracts generally align with the hedged item. The economic relationship between forward exchange contracts and the hedged forecast transaction is based on the timing, currency and amount of the hedged cash flows. Ineffectiveness could arise in case the timing of the hedged transaction or the credit default risk changes.

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

The change in fair value of derivatives that do not qualify for hedge accounting is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability.

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

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost, contract assets and lease receivables as well as in investments in debt securities measured at fair value through other comprehensive income. The financial assets mainly comprise of accounts receivable as well as cash and cash equivalents. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective instrument. Financial assets whose expected credit loss is not assessed individually are grouped on the basis of geographical regions and the impairment is generally assessed on the basis of macroeconomic indicators such as credit default swaps.

For accounts receivable, the Company uses the simplified method which requires recognizing lifetime expected credit losses at inception. However, expected credit losses on cash and cash equivalents are measured according to the general method which is based on 12-month expected credit losses.

Based on the external credit ratings of the counterparties the Company considers that its cash and cash equivalents have a low credit risk (as the counterparties are generally investment grade).

j)    Foreign currency translation

For purposes of these consolidated financial statements, the euro is the reporting currency. The requirement to report in euro arises from Section 315e and Section 244 HGB. Substantially all assets and liabilities of foreign subsidiaries that use a functional currency other than the euro are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in AOCI. In addition, the translation adjustments of certain intercompany borrowings, which are of a long-term nature, are reported in AOCI. Transactions in foreign currencies recorded by subsidiaries are accounted for at the prevailing spot rate on the date of the respective transaction. Financial instruments denominated in a foreign currency are revalued at the spot rate as of the date of the consolidated statement of financial position.

The exchange rates of the United States ("U.S.") dollar affecting foreign currency translation developed as follows:

Exchange rates
	December 31, 2020 spot exchange rate in €	December 31, 2019 spot exchange rate in €	2020 average exchange rate in €	2019 average exchange rate in €	2018 average exchange rate in €
1 U.S. dollar	0.81493	0.89015	0.87550	0.89328	0.84678

k)    Revenue recognition

For both health care services revenue and health care products revenue, amounts billed to patients, third party payors and customers are recorded net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

Health care services

Health care services revenue, other than the hospitalist and insurance revenues discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment at an amount to which the company expects to be entitled. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, such as Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the Company concludes that the consideration is variable ("implicit price concession") and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions based primarily upon past collection history. Upon receipt of new information relevant for the determination of the implicit price concession, the Company constrains, or adjusts the constraints for the variable consideration of the transaction price.

Prior to the divestiture of the Company's controlling interest in Sound Inpatient Physicians, Inc. ("Sound") on June 28, 2018, hospitalist revenues in the U.S. were reported at the estimated amount expected to be received from third-party payors, client hospitals, and others at the time services were provided. Third-party payors included federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries were paid according to a fee-for-service schedule. These rates varied according to a patient classification system that was based on clinical, diagnostic and other factors. Inpatient acute services generated through payment arrangements with managed care health plans and commercial insurance companies were recorded on an accrual basis in the period in which services were provided at established rates.

The Company has entered into sub-capitation and other shared savings arrangements with certain payors to provide care to certain ESRD and chronic kidney disease patients. Under these arrangements, a baseline per patient per month amount is established. If the Company provides complete care for less than the baseline, it retains the difference. If the cost of complete care exceeds the baseline, the Company may owe the payor the difference.

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

Health care products

In the health care product business, major revenues are generated from the sale of dialysis machines and water treatment systems, home hemodialysis products, disposable products and maintenance agreements for the Company´s health care products. Revenues from the sale of dialysis machines and water treatment system are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device. A small portion of the Company´s revenue is recognized from sales of dialysis machines, home hemodialysis products and other products used for in-center hemodialysis treatment to distributors. When the distributor is the principal in the contract, the revenue allocated to the machine or the products will be recognized upon transfer of control to the distributor. In case the Company is committed to perform the installation, revenue allocated to the installation, as a separate performance obligation, would be recorded upon installation of the machine at the end-customers' premises. In case the distributor is only an agent in the contract, revenue for sale of the machine would be recorded upon installation.

Under consignment arrangements revenue is recognized upon withdrawal of the products by the customer.

Maintenance is provided over time, and as such revenue is typically recognized on a straight-line basis as the customer is simultaneously receiving and consuming the benefits provided by the Company's performance.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

All other dialysis and non-dialysis product revenues are recognized upon transfer of control to the customer. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement.

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

If the lease of the machines is a finance lease, ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for finance leases under IFRS 16. The allocation of the transaction price to lease and non-lease components is based on stand-alone selling prices.

For certain home-dialysis products the Company offers month-to month rental arrangements, where revenue is recognized on a monthly basis.

In addition, for some licensing agreements and equipment sales to dialysis clinic customers in the area of home-dialysis, the Company recognizes upfront fees received as lease revenue on a straight-line basis over the term of the contract.

IFRS 15 specifically excludes leases from the scope of the revenue standard. The transaction price of contracts which include lease components is allocated in accordance with IFRS 15. Revenue is recognized separately for the lease and the non-lease components of the contract.

Revenue from lease contracts is disclosed as part of "Other revenue" separately from "Revenue from contracts with customers" in the notes to the consolidated financial statements.

l)    Capitalized interest

The Company includes capitalized interest as part of the cost of the asset if it is directly attributable to the acquisition, construction or manufacture of qualifying assets. For the fiscal years 2020, 2019 and 2018, interest of €4,963, €7,240 and €5,724, based on an average interest rate of 3.67%, 3.84% and 4.03%, respectively, was recognized as a component of the cost of assets.

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

o)    Impairment

The Company reviews the carrying amount of its property, plant and equipment, its intangible assets with definite useful lives, its right-of-use assets as well as other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the asset's recoverable amount in accordance with IAS 36, Impairment of Assets ("IAS 36"). The fair value less cost of disposal of an asset is estimated as its net realizable value. The value in use is the present value of future cash flows expected to be derived from the relevant asset. If it is not possible to estimate the future cash flows from the individual assets, impairment is tested on the basis of the corresponding group of CGUs.

Impairment losses, except impairment losses recognized on goodwill, are reversed up to the amount of the amortized acquisition cost, as soon as the reasons for impairment no longer exist.

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

Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental health care programs administered by the U.S. government, were approximately 32%, 33%, and 33% of the Company's worldwide revenues in 2020, 2019 and 2018, respectively.

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

Non-current provisions with a remaining period of more than one year are discounted to the present value of the expenditures expected to settle the obligation. The applied discount rate is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

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

The Company uses December 31 as the measurement date when measuring the net pension liability.

For the Company's funded benefit plans the defined benefit obligation is offset against the fair value of plan assets (net pension liability). Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies. A pension liability is recognized in the consolidated balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under "Other non-current assets" in the consolidated balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of refund against the fund or a right to reduce future payments to the fund.

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

Remeasurements are recognized in AOCI completely. Remeasurements may not be reclassified in subsequent periods. Components of net periodic benefit cost are recognized in profit and loss of the period.

x)    Share-based plans

The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity instruments granted to the Management Board and executive employees of the Company and its subsidiaries by FMC-AG & Co. KGaA is measured in accordance with IFRS 2, Share-based Payment ("IFRS 2") using the binominal option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions, as defined in the respective plan terms, a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

The balance sheet date fair value of cash-settled phantom stock granted to the Management Board and executive employees of the Company is calculated in accordance with IFRS 2 using the binominal option pricing model. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the phantom stock plans. For certain exceptions as defined in the respective plan terms, a shorter vesting period may apply after which the phantom stock will not forfeit in any way. In such cases the vesting period is shortened accordingly.

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

y)    Government grants

In accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, government grants, including non-monetary grants at fair value, are recognized only when there is reasonable assurance that the Company will comply with all conditions attached to the grant and that the grants will be received. Government grants or government assistance are recognized directly against the respective qualifying expense in either the cost of revenue line item or selling, general and administrative expense line item within the statement of profit and loss. Amounts received for which a respective cost is not yet incurred are recorded as a liability on the Company's consolidated balance sheet and offset against all qualifying costs that are incurred in future periods.

The Company and its patient population have been impacted by severe acute respiratory syndrome coronavirus 2 ("COVID-19").

On March 27, 2020, the U.S. administration signed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which provides relief funds to hospitals and other healthcare providers in connection with the impact of the on-going COVID-19 pandemic. The Company currently estimates that all funds received from grants comply with the terms and conditions associated with the funding received. Additional guidance may be released from the U.S. Department of Health and Human Services with regards to the application of CARES Act relief funds which could affect the Company's estimate as of December 31, 2020. All funding received under the CARES Act in the U.S. is to be applied solely to the Company's U.S. operations. In accordance with the conditions of the funding received under the grants, the Company is obliged and committed to fulfilling all the requirements of the grant funding arrangements in the respective jurisdictions in which funding was received. The Company has determined that there is reasonable assurance that it will continue to be entitled to the amounts received and comply with the requirements related to the grants.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

z)    Recent pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the year ended December 31, 2020 in conformity with IFRS that have to be applied for fiscal years beginning on January 1, 2020. For the year ended December 31, 2020, there were no recently implemented accounting pronouncements that had a material effect on the Company's consolidated financial statements.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

Amendments to IAS 1, Classification of Liabilities as Current and Non-current

In January 2020, the IASB issued Amendments to IAS 1, Classification of Liabilities as Current and Non-current. The amendments clarify under which circumstances debt and other liabilities with an uncertain settlement date should be classified as current or non-current. Among others, the amendments state that liabilities shall be classified depending on rights that exist at the end of the reporting period and define under which conditions liabilities might be settled by cash, other economic resources or equity.

On July 15th, 2020, the IASB deferred the effective date by one year to provide companies with more time to implement any classification changes resulting from the amendments. The Amendments to IAS 1 are now effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently evaluating the impact of the amendments to IAS 1 on the consolidated financial statements.

In the Company's view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2.     Significant judgments and sources of estimation uncertainties

The Company's reported results of operations, financial position and net assets are sensitive to significant judgments, assumptions and estimates that are the basis for its financial statements. The critical accounting policies, the judgments made in the creation and application of these policies and the sensitivities of reported results to changes in accounting policies, significant judgments and estimates are factors to be considered along with the Company's financial statements. In the opinion of the Management of the Company, the following accounting policies, significant judgments and sources of estimation uncertainties are critical for the consolidated financial statements in the present economic environment.

a)    Recoverability of goodwill and intangible assets

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, technology and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

customer relationships as well as licenses and distribution agreements. In addition, the Company recognizes internally developed intangible assets related to research and development and software development projects. At December 31, 2020, the carrying amount of goodwill and non-amortizable intangible assets amounted to €13,168,605 (€14,247,709 at December 31, 2019) representing approximately 42% and 43% of the Company's total assets at December 31, 2020 and 2019, respectively.

In accordance with IAS 36, the Company performs an impairment test of goodwill and non-amortizable intangible assets at least once a year for each group of CGUs or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable (see also note 1 g).

To comply with IFRS to determine possible impairments of these assets, the value in use of the group of CGUs is first compared to the group of CGUs' carrying amount. In cases where the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs.

The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate ("WACC") specific to that group of CGUs. The Company's WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each group of CGUs, until they are appropriately integrated. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. The key assumptions represent management's assessment of future trends and have been based on historical data from both external and internal sources. In determining discounted cash flows, the Company utilizes for every group of CGUs its three-year budget, projections for years four to ten and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services.

The following table shows the key assumptions of value-in-use calculations:

Key assumptions
in %
	North America(1)		EMEA		Asia-Pacific(1)		Latin America
	2020	2019	2020	2019	2020	2019	2020	2019
Average revenue growth in ten year projection period	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	high-single-digit	mid-single-digit	mid-single-digit
Residual value growth	1.00	1.00	1.00	1.00	4.00	4.00	1.60	2.95
Pre-tax WACC	6.42	7.71	8.64	8.73	6.40	6.79	13.29 - 24.28	10.45 - 20.02
After-tax WACC	5.08	6.00	6.21	6.25	5.65	6.04	9.14 - 20.13	8.06 - 17.63

(1)
There are no reasonably possible changes in assumptions that would lead to an impairment in these groups of CGUs.

An overview of the carrying amounts of goodwill and intangibles with indefinite useful life for each group of CGUs is shown in note 11. To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the recoverable amount of intangible assets with their carrying values and an intangible asset's recoverable amount is determined using a discounted cash flow approach or other methods, if appropriate.

A prolonged downturn in the health care industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing health care services and for procuring and selling health care products or a significant increase of mortality of patients with chronic kidney diseases which may be attributable to COVID-19 could adversely affect the Company's estimated future cash flows. Future adverse changes in a cash-generating unit's economic environment of a group of CGUs could affect the country specific risk rate and therefore the discount rate. Equally an increase of the general interest rate level could affect the base rate and therefore the discount rate. A decrease in the estimated future cash flows and/or a decline in the cash-generating units economic environment could result in impairment charges to goodwill and other intangible assets with indefinite useful life which could materially and adversely affect the Company's future financial position and operating results.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In 2020, as a result of the annual impairment test of goodwill, the Latin America group of CGUs recognized an impairment of goodwill in the amount of €193,978 and trade names in the amount of €490 to reduce the carrying amount of goodwill and trade names ("Impairment Loss"). The impairment was driven by a macro-economic downturn and increasing risk adjustment rates for certain countries in Latin America. Additionally, the recoverable amount of the EMEA group of CGUs exceeds the carrying amount by €492,736. The following table shows the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Sensitivity analysis
Change in percentage points
	EMEA
	2020	2019
Pre-tax WACC	0.91	3.19
After-tax WACC	0.64	2.15
Operating income margin of each projection year	(1.16)	(3.71)

b)    Legal contingencies

From time to time, during the ordinary course of operations as well as due to acquisitions, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 22). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses and consulting services in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

The outcome of these matters may have a material adverse effect on the results of operations, financial position and net assets of the Company.

c)    Trade accounts and other receivables from unrelated parties and expected credit losses

Trade accounts and other receivables from unrelated parties are a substantial asset of the Company and the expected credit losses are based upon a significant estimate made by management. Trade accounts and other receivables from unrelated parties were €3,153,045 and €3,421,346 at December 31, 2020 and 2019, respectively, net of expected credit losses of €142,372 at December 31, 2020 and €141,358 at December 31, 2019.

The Company sells health care products directly or through distributors in around 150 countries and provides health care services in around 50 countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

Receivables resulting from health care services are recognized and billed at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which the Company has contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at the Company's standard rates for services and, in the Company's North America Segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the expected credit losses are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of receivables is reviewed locally on a regular basis, generally monthly. For further information, see note 1 k).

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

Due to the number of subsidiaries and different countries that the Company operates in, the Company's policy of determining when an individual expected credit loss is required considers the appropriate individual local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low to moderate credit risks. It is the Company's policy to determine when receivables should be classified as bad debt on a local basis taking into account local payment practices and local collection experience. An individual expected credit loss is calculated locally if specific circumstances indicate that amounts will not be collectible.

Receivables where the expected credit losses are not assessed individually are grouped based on geographical regions and the impairment is assessed based on macroeconomic indicators such as credit default swaps. For more information regarding the impairment on trade accounts and other receivables from unrelated parties please refer to note 1 i).

When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

Write offs are taken on a claim-by-claim basis. Due to the fact that a large portion of its reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectible, albeit potentially more slowly outside the North America Segment. A significant change in the Company's collection experience, deterioration in the aging of receivables and collection difficulties could require that the Company increases its estimate of the expected credit losses. Any such additional bad debt charges could materially and adversely affect the Company's future operating results.

If, in addition to the Company's existing expected credit losses, 1% of the gross amount of the Company's trade accounts and other receivables from unrelated parties as of December 31, 2020 were uncollectible through either a change in the Company's estimated contractual adjustment or revised estimate of the collectability, the Company's operating income for 2020 would have been reduced by approximately 1.4%.

The following table shows the portion of major debtors or debtor groups of trade accounts and other receivables from unrelated parties as of December 31, 2020 and 2019. Other than U.S. Medicare and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Medicaid, no single debtor accounted for more than 5% of total trade accounts and other receivables from unrelated parties in any of these years.

Composition of trade accounts and other receivables from unrelated parties
	December 31,
	2020	2019
U.S. Government health care programs	30%	30%
U.S. commercial payors	14%	15%
U.S. hospitals	5%	4%
Self-pay of U.S. patients	3%	2%
Other North America Segment payors	2%	4%
Product customers and health care payors outside the North America Segment	46%	45%

Total	100%	100%

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

e)    Level 3 financial instruments

Put option liabilities, variable payments outstanding for acquisitions and equity investments are recognized at their fair value. Each put option contract contains specific clauses related to the terms of exercisability, which require significant judgment in order to determine appropriate liability recognition and classification. For further information related to the significant judgments and estimates related to these instruments and their fair values, see notes 1 h) and 23.

f)    Income taxes

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. Different interpretations of tax laws may lead to potential additional tax payments or tax refunds for prior years. To consider income tax provisions or income tax receivables of uncertain tax assessments management's estimations are based on local tax rules of the respective tax jurisdiction and the interpretation of such. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. For further information to estimates related to the recoverability of deferred taxes, see notes 1 n) and 4 h).

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

3.     Acquisitions, investments (including debt securities), purchases of intangible assets, divestitures and sale of debt securities

The Company completed acquisitions, investments (including debt securities) and the purchase of intangible assets in the amount of €406,644, €2,297,173 and €956,803 in 2020, 2019 and 2018, respectively. In 2020, €355,386 was paid in cash and €51,258 were assumed obligations and non-cash consideration. In 2019, €2,232,671 was paid in cash and €64,502 were assumed obligations and non-cash consideration. In 2018, €925,267 was paid in cash and €31,536 were assumed obligations and non-cash consideration.

Acquisitions

The Company made acquisitions of €265,612, €2,224,599 and €280,643 in 2020, 2019 and 2018, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. In 2020, €214,836 was paid in cash and €50,776 were assumed obligations and non-cash consideration. In 2019, €2,160,097 was paid in cash and €64,502 were assumed obligations and non-cash consideration. In 2018, €249,965 was paid in cash and €30,678 were assumed obligations and non-cash consideration.

The Company's acquisition spending was driven primarily by the purchase of dialysis clinics in the normal course of its operations in 2020, 2019 and 2018 as well as the acquisition of NxStage Medical, Inc. ("NxStage") in 2019.

Impacts on consolidated financial statements from acquisitions

The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company's financial statements and operating results from the effective date of acquisition. The measurement period adjustments from the previous year's acquisitions did not have a significant impact on the consolidated financial statements in 2020.

The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €258,544 and €1,607,559 at December 31, 2020 and 2019, respectively.

The purchase price allocations for all collectively and individually non-material acquisitions for 2020 are not yet finalized. The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocations, primarily related to property, plant and equipment, intangible assets, accounts receivable and other liabilities. In 2020, based on preliminary purchase price allocations, the Company recorded €258,544 of goodwill and €19,507 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the established streams of future cash flows for these acquisitions.

Business combinations during 2020 increased the Company's net income (net income attributable to shareholders of FMC-AG & Co. KGaA) by €2,749, excluding the costs of the acquisitions, and revenue increased by €62,072. Total assets increased €337,300 due to business combinations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Acquisition of NxStage Medical, Inc.

On February 21, 2019, the Company acquired all of the outstanding shares of NxStage for $30.00 (€26.42) per common share. The total acquisition value of this business combination, net of cash acquired, was $1,976,235 (€1,740,563 at date of closing). NxStage is a medical technology company that develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. This acquisition was part of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and can be integrated without disruption to its existing business, requiring little or no realignment of its structures. The NxStage acquisition was consistent in this regard as it supplemented the Company's existing business.

The following table summarizes the fair values, as of the date of acquisition based upon information available, as of December 31, 2019, of assets acquired and liabilities assumed at the date of the acquisition:

Fair Values of Assets Acquired and Liabilities Assumed
	in $ THOUS	in € THOUS

Cash and cash equivalents	47,203	41,574
Trade accounts and other receivables from unrelated parties	34,062	30,000
Inventories	63,735	56,134
Other current assets	15,819	13,933
Property, plant and equipment	104,533	92,067
Right-of-use assets	21,603	19,027
Intangible assets and other assets	761,734	670,895
Goodwill	1,201,613	1,058,317
Accounts payable to unrelated parties, current provisions and other current liabilities	(72,429)	(63,792)
Deferred taxes	(100,485)	(88,502)
Lease liabilities from unrelated parties	(22,065)	(19,434)
Other liabilities	(27,822)	(24,504)
Noncontrolling interests	(4,063)	(3,578)

Total acquisition cost	2,023,438	1,782,137

Less:
Cash acquired	(47,203)	(41,574)

Net Cash paid	1,976,235	1,740,563

As of the acquisition date amortizable intangible assets (primarily technology in the amount of $660,300 (€581,557) acquired in this acquisition have weighted average useful lives of 13 years.

Goodwill in the amount of $1,201,613 (€1,058,317) was acquired as part of the NxStage acquisition and is allocated to the North America Segment.

NxStage's results have been included in the Company's consolidated statement of income since February 21, 2019. Specifically, NxStage has contributed revenue and an operating loss in the amount of $294,281 (€262,875) and $31,145 (€27,821) respectively, to the Company's consolidated operating income in 2019. This operating loss amount does not include synergies which may have resulted at consolidated entities outside NxStage since the acquisition closed.

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

Investments (including debt securities) and purchases of intangible assets

Investments (including debt securities) and purchases of intangible assets were €141,032, €72,574 and €676,160 in 2020, 2019 and 2018, respectively. These amounts were primarily driven by investments in debt securities in 2020, investments in debt securities as well as equity investments in 2019 as well as investments in debt securities and an equity investment in Humacyte, Inc. ("Humacyte") in 2018. Of this amount €140,550, €72,574 and €675,302 were paid in cash in 2020, 2019 and 2018, respectively.

Divestitures and sale of debt securities

Proceeds from divestitures and sale of debt securities were €77,509, €79,427 and €1,683,292 in 2020, 2019 and 2018, respectively. These amounts mainly related to the divestment of debt securities and certain research & development investments in 2020, divestment of MedSpring Urgent Care Centers in Texas, a California based cardiovascular business, sales of debt securities as well as B.Braun Medical Inc.'s purchase of NxStage's bloodlines business in connection with our acquisition of NxStage in 2019, the divestiture of the controlling interest in Sound (see notes 4 c) and 25) as well as divestitures of debt securities in 2018. In 2020, €56,849 was received in cash and €20,660 were non-cash components. In 2019, €59,940 was received in cash and €19,487 were non-cash components. In 2018, €1,682,975 was received in cash and €317 were non-cash components.

4.     Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statement of income for the year ended December 31, 2020, 2019 and 2018:

Revenue
in € THOUS
	2020			2019			2018
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	12,558,644	—	12,558,644	12,447,092	—	12,447,092	11,420,415	—	11,420,415
Care Coordination	1,251,945	303,810	1,555,755	1,176,227	248,900	1,425,127	1,622,862	221,012	1,843,874

	13,810,589	303,810	14,114,399	13,623,319	248,900	13,872,219	13,043,277	221,012	13,264,289

Health care products
Dialysis products	3,538,605	104,669	3,643,274	3,402,987	125,519	3,528,506	3,115,753	93,068	3,208,821
Non-dialysis products	101,390	—	101,390	75,830	—	75,830	73,763	—	73,763

	3,639,995	104,669	3,744,664	3,478,817	125,519	3,604,336	3,189,516	93,068	3,282,584

Total	17,450,584	408,479	17,859,063	17,102,136	374,419	17,476,555	16,232,793	314,080	16,546,873

For further information on the revenue attributable to our operating segments, see note 26.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The Company has recognized the following amounts as receivables and contract liabilities relating to contracts with customers for the years ended December 31, 2020 and 2019:

Trade accounts receivables from unrelated parties and contract liabilities in € THOUS
	2020	2019
Trade accounts receivables from unrelated parties	3,084,311	3,341,111
Contract liabilities	876,051	22,802

Impairment losses in the amount of €27,541, €41,982 and €16,981 for the years ended December 31, 2020, 2019 and 2018, respectively, relate to receivables arising from contracts with customers.

The change in the contract liabilities balance during the period results primarily from advance payments received under the CMS Accelerated and Advance Payment program which are recorded as contract liabilities upon receipt and recognized as revenue when the respective services are provided.

Contract liabilities also relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer.

Contract liabilities are shown in the consolidated balance sheet in line items "Current provisions and other current liabilities" and "Non-current provisions and other non-current liabilities".

At December 31, 2020, revenue recognized that was included in the contract liabilities balance at the beginning of the period was €17,790 (2019: €12,608).

At December 31, 2020, performance obligations of €1,916,558 (2019: €1,160,077 and 2018: €1,157,314) are unsatisfied (or partially unsatisfied).

Expected recognition of the transaction price allocated to unsatisfied performance obligations as revenue for the next five years and in the aggregate for the five years thereafter are as follows:

Unsatisfied performance obligations
in € THOUS
1 year	856,206
1 - 3 years	683,293
3 - 5 years	272,549
5 - 10 years	104,510

Total	1,916,558

b)    Selling, general and administrative expenses

Selling, general and administrative expenses are generated in the administrative, logistic and selling functions which are not attributable to production or research and development. Furthermore, general and administrative expenses included realized and unrealized foreign exchange gains and losses. In addition, in 2020 general and administrative expenses included the Impairment Loss in the Latin America Segment of €194,468, reimbursement payments and funding received related to economic assistance programs to address the consequences of the COVID-19 pandemic (see note 4i)) in the amount of €27,414, net gains from changes in the fair value of investments of €20,938, mainly related to equity investments, income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies of €39,540, a net gain related to variable payments outstanding for acquisitions of €1,996 mainly due to revaluation, a net loss from the sale of fixed assets of €17,358, a gain from the settlement of pension plans in the U.S. in the amount of €331 (see note 16), an impairment loss on intangible assets of €1,066, a net gain from the sale of investments and divestitures of €11,159 as well as a gain from right-of-use assets of €12,867. In addition, in 2019 general and administrative expenses included net gains from changes in the fair value of investments of €97,375, mainly related to equity investments, income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

non-associated companies of €60,471, a net gain related to variable payments outstanding for acquisitions of €41,537 mainly due to revaluation, a net loss from the sale of fixed assets of €28,911, a gain from the settlement of pension plans in the US in the amount of €4,754 (see note 16), an impairment loss on intangible assets of €932 as well as a net loss from the sale of investments and divestitures of €68. General and administrative expenses also included costs for restructuring activities related to the Company's cost optimization program in the amount of €91,689, mainly for the impairment of right-of-use assets, the sale of fixed assets as well as severance payments. In 2018, general and administrative expenses included a Foreign Corrupt Practices Act ("FCPA") related charge of €77,200 (see note 22), an impairment loss on intangible assets of €64,719, income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies of €53,283, a net gain from the revaluation of variable payments outstanding for acquisitions of €36,327, a net gain from the sale of fixed assets of €6,041, net losses from changes in the fair value of investment of €9,762 and a net gain from the sale of investments and divestitures of €1,824.

c)    (Gain) loss related to divestitures of Care Coordination activities

On June 28, 2018, the Company divested its controlling interest in Sound to an investment consortium led by Summit Partners, L.P. The total transaction proceeds were $1,770,516 (€1,531,109), net of related tax payments. The pre-tax gain related to divestitures for Care Coordination activities for the year ended December 31, 2018 was €809,003, which primarily related to this divestiture, the effect of the six month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestment of Sound. Sound was included in Care Coordination within the North America Segment.

d)    Research and development expenses

Research and development expenses of €193,774 (2019: €168,028 and 2018: €114,074) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €5,024 (2019: €3,052 and 2018: €341).

e)    Cost of materials

The cost of materials for the year ended December 31, 2020, 2019 and 2018 consisted of the following:

Cost of materials
in € THOUS	2020	2019	2018
Cost of raw materials, supplies and purchased components	3,959,216	4,031,371	3,395,895
Cost of purchased services	261,805	258,959	233,638

Cost of materials	4,221,021	4,290,330	3,629,533

f)    Personnel expenses

Included within costs of revenue, selling, general and administrative expenses and research and development expenses are personnel expenses in the amount of €7,067,407, €6,799,358 and €6,439,653 for

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

the year ended December 31, 2020, 2019 and 2018, respectively. Personnel expenses consisted of the following:

Personnel expenses
in € THOUS
	2020	2019	2018
Wages and salaries	5,753,795	5,448,662	5,025,128
Social security contributions and cost of retirement benefits and social assistance	1,313,612	1,350,696	1,414,525
thereof retirement benefits	181,347	174,009	156,581

Personnel expenses	7,067,407	6,799,358	6,439,653

The Company employed the following personnel on a full-time equivalents basis, on average, for the following years:

Employees by function
	2020	2019	2018
Production and Services	106,797	103,896	97,971
Administration	12,525	11,634	10,510
Sales and Marketing	3,972	3,253	3,360
Research and Development	1,198	1,050	881

Total employees	124,492	119,833	112,722

g)    Net interest

Net interest in the amount of €368,019 (2019: €429,444 and 2018: €301,062) included interest expense of €409,978 (2019: €491,061 and 2018: €448,471) and interest income of €41,959 (2019: €61,617 and 2018: €147,409). Interest expense resulted mainly from the Company's financial liabilities including outstanding bonds, loans and credit facilities (see note 13 and note 14), lease liabilities and lease liabilities from related parties (see note 21) as well as interest expense related to uncertain tax treatments. In 2020, interest income primarily results from interest on overdue receivables, valuation of derivatives and lease receivables. In 2019, interest income primarily results from the valuation of the derivatives embedded in the equity-neutral convertible bonds ("Convertible Bonds"), as well as interest on overdue receivables and lease receivables. In 2018, interest income primarily results from the valuation of the derivatives embedded in the Convertible Bonds, interest on overdue receivables and lease receivables as well as interest related to uncertain tax treatments.

h)    Income taxes

Income before income taxes is attributable to the following geographic locations:

Income before income taxes
in € THOUS
	2020	2019	2018
Germany	160,866	101,734	161,861
United States	1,487,931	1,149,149	2,191,834
Other	287,593	589,231	383,041

Total	1,936,390	1,840,114	2,736,736

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Income tax expense (benefit) for the years ended December 31, 2020, 2019 and 2018 consisted of the following:

Income tax expense (benefit)
in € THOUS
	2020	2019	2018
Current
Germany	17,879	(59,928)	45,136
United States	242,062	168,503	261,211
Other	129,512	228,773	115,561

	389,453	337,348	421,908

Deferred
Germany	27,844	48,313	(34,685)
United States	95,444	57,352	145,700
Other	(12,183)	(41,399)	(21,844)

	111,105	64,266	89,171

Total	500,558	401,614	511,079

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 30.21% for the fiscal years ended December 31, 2020 and 2019 and 30.18% for December 31, 2018, respectively.

Reconciliation of income taxes
in € THOUS
	2020	2019	2018
Expected corporate income tax expense	584,983	555,898	825,810
Tax free income	(51,231)	(65,889)	(50,747)
Income from equity method investees	(28,510)	(23,683)	(18,185)
Tax rate differentials	(71,755)	(58,386)	(106,258)
Non-deductible expenses(1)	106,437	44,283	60,721
Taxes for prior years	(2,748)	(5,454)	(91,138)
Noncontrolling partnership interests	(70,300)	(60,724)	(61,936)
Tax on divestitures	—	—	(74,560)
Tax rate changes	4,221	2,743	(219)
Change in realizability of deferred tax assets and tax credits	12,627	8,519	3,211
Withholding taxes	4,858	13,083	4,564
Other	11,976	(8,776)	19,816

Income tax expense	500,558	401,614	511,079

Effective tax rate	25.9%	21.8%	18.7%

(1)
Non-deductible tax expenses for the year ended December 31, 2020 included €58,749 related to the Impairment Loss in the Latin America Segment discussed above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2020 and 2019, are presented below:

Deferred income tax assets and liabilities
in € THOUS
	2020	2019
Deferred tax assets
Trade accounts receivable	16,243	13,392
Inventories	73,087	71,915
Intangible assets	4,817	4,994
Property, plant and equipment and other non-current assets	78,545	72,769
Lease Liabilities	853,352	1,164,620
Provisions and other liabilities	187,406	50,819
Pension liabilities	148,808	135,356
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	111,861	175,394
Derivatives	11,447	3,027
Compensation expense related to stock options	3,064	3,426
Other	41,598	36,403

Total deferred tax assets	1,530,228	1,732,115

Deferred tax liabilities
Trade accounts receivable	38,753	30,310
Inventories	3,066	19,324
Intangible assets	759,146	632,984
Property, plant and equipment and other non-current assets	228,609	165,082
Right-of-use assets	780,321	1,068,409
Provisions and other liabilities	13,204	92,756
Derivatives	1,508	372
Other	140,355	101,384

Total deferred tax liabilities	1,964,962	2,110,621

Net deferred tax liabilities	(434,734)	(378,506)

In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

Net deferred income tax assets and liabilities
in € THOUS
	2020	2019
Deferred tax assets	351,152	361,196
Deferred tax liabilities	785,886	739,702

Net deferred tax liabilities	(434,734)	(378,506)

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

Net operating loss carryforwards
in € THOUS
2021	14,918
2022	10,324
2023	14,163
2024	29,173
2025	46,365
2026	5,840
2027	7,590
2028	5,275
2029	10,585
2030 and thereafter	166,111
Without expiration date	195,637

Total	505,981

Included in the balance of net operating loss carryforwards at December 31, 2020 are €218,710 not expected to be absorbed. Deferred tax assets regarding this portion are not recognized.

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2020.

The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2020, the Company provided for €7,353 (2019: €6,645) of deferred tax liabilities associated with earnings that are likely to be distributed in 2021 and the following years. Provision has not been made for additional taxes on €8,747,019 (2019: €8,867,422) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

i)    Impacts of COVID-19

The Company provides life-sustaining dialysis treatments and other critical healthcare services and products to patients. Its patients need regular and frequent dialysis treatments, or else they face significant health consequences that would result in either hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support healthcare providers and patients.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The Company has recorded €251,662 of related reimbursement payments and funding. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns. At the same time the Company incurred lower costs in certain areas, for example for travel. Overall, including COVID-19 reimbursements, the Company concluded that COVID-19 resulted in an immaterial impact to net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2020.

The Company received U.S. federal relief funding under the CARES Act in the amount of $284,600 (€249,168 for the year ended December 31, 2020). Additionally, the Company recorded a contract liability for advance payments received under the CMS Accelerated and Advance Payment program within current provisions and other current liabilities and non-current provisions and other non-current liabilities in the amount of €852,437 as of December 31, 2020.

For further information regarding government grants, see note 1y).

5.     Related party transactions

Fresenius SE is the Company's largest shareholder and owns 32.2% of the Company's outstanding shares at December 31, 2020. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. The Company's related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

The Company entered into a ten-year agreement with a Fresenius SE Company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE Company in the amount of €206, €7,183 and €4,497 during the year ended December 31, 2020, 2019 and 2018, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €302,092 of pharmaceuticals, of which €296,647 is committed at December 31, 2020 for 2021. The terms of these agreements run up to four years.

Under the CMS Comprehensive ESRD Care Model, the Company and participating physicians formed entities known as ESCOs as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. The Company has entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties
in € THOUS
	2020		2019		2018		December 31, 2020		December 31, 2019
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	250	29,174	153	29,114	445	24,456	251	3,655	35	360
Fresenius SE affiliates	4,708	102,323	4,420	105,832	3,819	101,590	824	7,944	2,003	6,416
Equity method investees	19,730	—	49,052	—	58,362	—	74,935	—	68,300	—

Total	24,688	131,497	53,625	134,946	62,626	126,046	76,010	11,599	70,338	6,776

Products
Fresenius SE	—	—	3	—	—	—	—	—	—	—
Fresenius SE affiliates	41,180	44,164	44,771	37,279	33,564	39,181	10,330	5,732	16,803	3,405
Equity method investees	—	474,100	—	469,474	—	399,667	—	57,207	—	36,262

Total	41,180	518,264	44,774	506,753	33,564	438,848	10,330	62,939	16,803	39,667

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €5,368 and €8,352 at December 31, 2020 and 2019.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties
in € THOUS
	2020			2019			2018
	Depreciation	Interest expense	Lease expense(1)	Depreciation	Interest expense	Lease expense(1)	Lease income	Lease expense
Fresenius SE	7,925	740	2,452	4,580	501	4,005	—	8,745
Fresenius SE affiliates	13,236	1,272	572	12,589	1,396	452	—	15,852

Total	21,161	2,012	3,024	17,169	1,897	4,457	—	24,597

(1)
Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Lease agreements with related parties
in € THOUS
	December 31, 2020		December 31, 2019
	Right-of- use asset	Lease liability	Right-of- use asset	Lease liability
Fresenius SE	58,073	58,610	30,336	30,820
Fresenius SE affiliates	80,188	81,410	91,879	92,126

Total	138,261	140,020	122,215	122,946

c)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2020 and December 31, 2019, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €1,037 and €71,078, respectively. As of December 31, 2020, the Company did not have accounts payable to Fresenius SE related to short-term financing. As of December 31, 2019, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €38,050. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 20, 2021 with an interest rate of 0.825%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2021 with an interest rate of 1.025%.

At December 31, 2019, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €1,000. At December 31, 2020, the subsidiary of Fresenius SE held the unsecured bonds issued by the Company in the amount of €1,000. These bonds were issued in 2011 with a coupon of 5.25% and interest payable semiannually until maturity in 2021. For further information on these bonds, see note 14.

At December 31, 2020 and December 31, 2019, the Company borrowed from Fresenius SE in the amount of €13,320 at an interest rate of 0.825% and €18,865 on an unsecured basis at an interest rate of 0.930%, respectively. For further information on this loan agreement, see note 13.

d)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €33,284, €23,905 and €14,612, respectively, for its management services during 2020, 2019 and 2018 and included an annual fee of €120 as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner's share capital (€3,000 as of December 31, 2020). As of December 31, 2020 and December 31, 2019, the Company had accounts receivable from the General Partner in the amount of €4,061 and €977, respectively. As of December 31, 2020 and December 31, 2019, the Company had accounts payable to the General Partner in the amount of €20,863 and €34,170, respectively.

For information regarding compensation of the Management Board and the Supervisory Board of the Company see note 28.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

6.     Cash and cash equivalents

As of December 31, 2020 and 2019, cash and cash equivalents are as follows:

Cash and cash equivalents
in € THOUS
	2020	2019
Cash	746,851	768,706
Securities and time deposits	334,688	239,017

Cash and cash equivalents	1,081,539	1,007,723

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statement of cash flows, include at December 31, 2020 an amount of €5,807 (2019: €18,820) from collateral requirements towards an insurance company in North America that are not available for use.

For further information on our multi-currency notional pooling cash management system, see note 13.

7.     Trade accounts and other receivables from unrelated parties

As of December 31, 2020 and December 31, 2019, trade accounts and other receivables from unrelated parties are as follows:

Trade accounts and other receivables from unrelated parties
in € THOUS
	December 31, 2020		December 31, 2019
		thereof credit- Impaired(1)		thereof credit- Impaired(1)
Trade accounts and other receivables, gross	3,295,417	376,459	3,562,704	366,497
thereof finance lease receivables	56,484	—	57,398	—
less expected credit losses	(142,372)	(113,430)	(141,358)	(102,269)

Trade accounts and other receivables	3,153,045	263,029	3,421,346	264,228

(1)
Trade accounts receivable balances are "credit-impaired" when one or more events have occurred that have a detrimental impact on the estimated future cash flows of the receivable balance (e.g. overdue by more than one year, etc.).

The other receivables in the amount of €86,230 include receivables from finance leases, operating leases and insurance contracts (December 31, 2019: €100,613). For further information, see note 1 k.

All trade accounts and other receivables from unrelated parties are due within one year.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €126,883 (December 31, 2019: €132,144) are included in the balance sheet item "Other non-current assets".

The following table shows the development of expected credit losses in the fiscal years 2020, 2019 and 2018:

Development of expected credit losses for doubtful accounts from unrelated parties in € THOUS
	2020	2019	2018
Expected credit losses as of January 1	141,358	118,015	474,891
Change in valuation allowances as recorded in the consolidated
statements of income	28,302	42,315	19,112
Write-offs and recoveries of amounts previously written-off	(14,213)	(18,587)	(378,201)
Foreign currency translation	(13,075)	(385)	2,213

Expected credit losses as of December 31	142,372	141,358	118,015

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following tables show the aging analysis of trade accounts and other receivables from unrelated parties and expected credit losses as of December 31, 2020 and as of December 31, 2019:

Aging analysis of trade accounts and other receivables from unrelated parties 2020 in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts and other receivables	1,809,658	829,895	195,724	208,653	251,487	3,295,417
less expected credit losses	(7,668)	(4,204)	(3,865)	(10,568)	(116,067)	(142,372)

Trade accounts and other receivables, net	1,801,990	825,691	191,859	198,085	135,420	3,153,045

Aging analysis of trade accounts and other receivables from unrelated parties 2019 in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts receivable	1,997,671	899,987	229,012	184,768	251,266	3,562,704
less allowance for doubtful accounts	(9,385)	(8,411)	(6,267)	(13,325)	(103,970)	(141,358)

Trade accounts receivable, net	1,988,286	891,576	222,745	171,443	147,296	3,421,346

8.     Inventories

At December 31, 2020 and December 31, 2019, inventories consisted of the following:

Inventories
in € THOUS
	2020	2019
Finished goods	1,088,311	940,407
Health care supplies	473,164	399,585
Raw materials and purchased components	232,422	227,654
Work in process	101,413	95,632

Inventories	1,895,310	1,663,278

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €359,709 of materials, of which €196,770 is committed at December 31, 2020 for 2021. The terms of these agreements run 1 to 5 years. Further unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 5.

Allowances on inventories amounted to €61,256 and €69,427 for the years ended December 31, 2020 and 2019, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

9.     Other current assets

At December 31, 2020 and 2019, other current assets consisted of the following:

Other current assets
in € THOUS
	2020	2019
Payments on account	278,788	110,078
Debt securities	161,688	133,322
Income Taxes Receivable	136,048	209,545
Other Taxes Receivable	108,375	127,880
Receivables for supplier rebates	90,388	51,296
Prepaid insurance	24,888	19,796
Notes receivable	20,599	5,131
Loans to customers or suppliers	19,147	11,427
Deposit / Guarantee / Security	17,577	22,226
Prepaid rent	13,082	26,374
Derivatives	6,470	2,513
Other	176,928	194,015

Other current assets	1,053,978	913,603

The item "Other" in the table above primarily includes receivables from employees and interest receivables.

10.   Property, plant and equipment

At December 31, 2020 and 2019, the acquisition or manufacturing costs and the accumulated depreciation of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2020
Land	63,992	(3,542)	(352)	8,175	1,592	(283)	69,582
Buildings and improvements	3,644,437	(298,571)	(13,130)	58,302	280,716	(58,582)	3,613,172
Machinery and equipment	5,139,656	(323,731)	(9,615)	528,280	96,267	(197,855)	5,233,002
Construction in progress	509,282	(29,668)	2,928	333,082	(337,758)	(6,388)	471,478

Property, plant and equipment	9,357,367	(655,512)	(20,169)	927,839	40,817	(263,108)	9,387,234

Acquisition or manufacturing costs
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2019
Land	58,887	802	2,824	466	3,153	(2,140)	63,992
Buildings and improvements	3,311,704	65,782	10,648	43,560	296,276	(83,533)	3,644,437
Machinery and equipment	4,541,906	59,529	86,743	569,352	127,613	(245,487)	5,139,656
Machinery, equipment and rental equipment under capitalized leases	89,734	2,151	—	—	(91,885)	—	—
Construction in progress	505,168	7,692	(1,167)	368,577	(366,895)	(4,093)	509,282

Property, plant and equipment	8,507,399	135,956	99,048	981,955	(31,738)	(335,253)	9,357,367

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Depreciation
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2020
Land	1,332	(15)	—	—	—	—	1,317
Buildings and improvements	2,052,820	(170,668)	(7,122)	260,450	1,146	(38,607)	2,098,019
Machinery and equipment	3,112,934	(185,612)	(16,657)	477,751	11,484	(168,866)	3,231,034
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	5,167,086	(356,295)	(23,779)	738,201	12,630	(207,473)	5,330,370

Depreciation
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2019
Land	1,295	19	—	20	—	(2)	1,332
Buildings and improvements	1,818,053	32,818	(8,312)	255,683	8,805	(54,227)	2,052,820
Machinery and equipment	2,798,709	34,291	(7,023)	461,947	24,591	(199,581)	3,112,934
Machinery, equipment and rental equipment under capitalized leases	53,332	1,334	—	—	(54,666)	—	—
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	4,671,389	68,462	(15,335)	717,650	(21,270)	(253,810)	5,167,086

Book value
in € THOUS
	December 31, 2020	December 31, 2019
Land	68,265	62,660
Buildings and improvements	1,515,153	1,591,617
Machinery and equipment	2,001,968	2,026,722
Construction in progress	471,478	509,282

Property, plant and equipment	4,056,864	4,190,281

Depreciation expense for property, plant and equipment amounted to €738,201, €717,650 and €631,423 for the years ended December 31, 2020, 2019, and 2018, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €118,472 of property, plant and equipment, of which €27,178 is committed at December 31, 2020 for 2021. The terms of these agreements run 1 to 10 years.

Included in machinery and equipment at December 31, 2020 and 2019 were €758,151 and €775,601, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with ESRD on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

At December 31, 2020 and 2019, the hyperinflationary effects on property, plant and equipment consisted of the following:

Effect of hyperinflation
in € THOUS
	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2020
Land	2,784	—	2,784
Buildings and improvements	25,970	9,587	16,383
Machinery and equipment	43,041	27,322	15,719
Construction in progress	1,402	—	1,402

Property, plant and equipment	73,197	36,909	36,288

	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2019
Land	2,307	—	2,307
Buildings and improvements	20,652	7,802	12,850
Machinery and equipment	33,237	21,470	11,767
Construction in progress	1,108	—	1,108

Property, plant and equipment	57,304	29,272	28,032

11.   Intangible assets and goodwill

At December 31, 2020 and 2019, the acquisition or manufacturing costs and the accumulated amortization of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2020
Amortizable intangible assets
Non-compete agreements	332,722	(26,948)	6,682	327	—	(1,430)	311,353
Technology	742,621	(57,258)	185	—	182	—	685,730
Licenses and distribution agreements	202,287	(12,468)	—	3,222	2,581	(7,159)	188,463
Customer relationships	68,931	(4,590)	—	—	(1,567)	—	62,774
Construction in progress	267,403	(10,499)	—	146,057	(168,797)	(892)	233,272
Internally developed intangibles	298,039	(24,621)	—	12,487	117,584	(9,175)	394,314
Other	408,341	(22,371)	13,135	20,611	52,121	(102,756)	369,081

	2,320,344	(158,755)	20,002	182,704	2,104	(121,412)	2,244,987

Non-amortizable intangible assets
Trade names	255,047	(21,555)	—	—	—	—	233,492
Management contracts	3,225	(189)	—	—	16	—	3,052

	258,272	(21,744)	—	—	16	—	236,544

Intangible assets	2,578,616	(180,499)	20,002	182,704	2,120	(121,412)	2,481,531

Goodwill	14,409,852	(1,148,174)	253,455	—	—	—	13,515,133

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

Non-amortizable intangible assets(1)
Tradename	182,901	3,326	41,002	—	—	—	227,229
Management contracts	3,134	91	—	—	—	—	3,225

	186,035	3,417	41,002	—	—	—	230,454

Intangible assets	1,670,006	22,646	680,276	192,366	4,156	(18,652)	2,550,798

Goodwill	12,209,606	217,996	1,589,653	—	—	—	14,017,255

(1)
Non-amortizable intangible assets and Goodwill are presented net of accumulated impairments as of December 31, 2019.

Amortization
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassifications	Disposals	December 31, 2020
Amortizable intangible assets
Non-compete agreements	296,123	(24,152)	(315)	10,697	—	(6)	(1,512)	280,835
Technology	175,010	(13,488)	—	55,318	—	(821)	—	216,019
Licenses and distribution agreements	143,712	(7,933)	(22)	3,545	—	(181)	(10,372)	128,749
Customer relationships	11,356	(613)	—	4,134	—	(1,567)	—	13,310
Construction in progress	—	—	—	—	—	—	—	—
Internally developed intangibles	169,185	(12,565)	—	43,321	—	(88)	(4,477)	195,376
Other	329,082	(14,265)	(75)	27,654	304	23	(103,157)	239,566

	1,124,468	(73,016)	(412)	144,669	304	(2,640)	(119,518)	1,073,855

Non-amortizable intangible assets
Trade names	27,818	(2,351)	—	—	490	—	—	25,957
Management contracts	—	(52)	—	—	762	—	—	710

	27,818	(2,403)	—	—	1,252	—	—	26,667

Intangible assets	1,152,286	(75,419)	(412)	144,669	1,556	(2,640)	(119,518)	1,100,522

Goodwill	392,597	(30,170)	—	—	193,978	—	—	556,405

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Amortization
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassifications	Disposals	December 31, 2019
Amortizable intangible assets
Non-compete agreements	282,296	5,235	(166)	11,868	—	26	(3,136)	296,123
Technology	124,605	1,140	—	49,265	—	—	—	175,010
Licenses and distribution agreements	131,492	2,607	—	14,293	—	—	(4,680)	143,712
Customer relationships	7,245	12	—	4,099	—	—	—	11,356
Construction in progress	—	—	—	—	—	—	—	—
Internally developed intangibles	138,343	1,328	—	28,722	932	360	(500)	169,185
Other(1)	304,694	4,795	(3,606)	27,235	—	1,410	(5,446)	329,082

	988,675	15,117	(3,772)	135,482	932	1,796	(13,762)	1,124,468

(1)
Non-amortizable intangible assets and Goodwill are presented net of accumulated impairments as of December 31, 2019.

Book value
in € THOUS
	December 31, 2020	December 31, 2019
Amortizable intangible assets
Non-compete agreements	30,518	36,599
Technology	469,711	567,611
Licenses and distribution agreements	59,714	58,575
Customer relationships	49,464	57,575
Construction in progress	233,272	267,403
Internally developed intangibles	198,938	128,854
Other	129,515	79,259

	1,171,132	1,195,876

Non-amortizable intangible assets
Trade names	207,535	227,229
Management contracts	2,342	3,225

	209,877	230,454

Intangible assets	1,381,009	1,426,330

Goodwill	12,958,728	14,017,255

The amortization of intangible assets amounted to €144,669, €135,482 and €93,424 for the years ended December 31, 2020, 2019, and 2018, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

At December 31, 2020 and 2019, the hyperinflationary effects on intangible assets and goodwill consisted of the following:

Effect of hyperinflation
in € THOUS
	Acquisition or manufacturing costs	Accumulated amortization and impairments	December 31, 2020
Amortizable intangible assets
Internally developed intangibles	2,081	1,362	719
Other	2,860	1,042	1,818

Intangible assets	4,941	2,404	2,537

Goodwill	33,564	33,540	24

	Acquisition or manufacturing costs	Accumulated amortization and impairments	December 31, 2019
Amortizable intangible assets
Internally developed intangibles	1,971	1,281	690
Other	1,697	727	970

Intangible assets	3,668	2,008	1,660

Goodwill	28,057	2,926	25,131

Goodwill and intangible assets with indefinite useful lives

The decrease in the carrying amount of goodwill during 2020 is mainly as a result of the impact of foreign currency translations and the impairment of goodwill in the Latin America Segment, partly offset by the purchase of clinics in the normal course of operations.

The carrying amount of goodwill and intangibles with indefinite useful life is allocated to the groups of CGUs at December 31, 2020 and 2019 as follows:

Allocation of the carrying amount to the groups of CGUs
in € THOUS
	North America		EMEA		Asia-Pacific		Latin America
	2020	2019	2020	2019	2020	2019	2020	2019
Goodwill	10,908,633	11,762,791	1,328,543	1,342,730	720,225	716,665	1,327	195,069
Management contracts with indefinite useful life	—	—	—	—	2,342	3,225	—	—
Trade names with indefinite useful life	207,535	226,692	—	—	—	—	—	537

The Company recorded an impairment of goodwill and trade names in the Latin America Segment in 2020 (see note 2 a). Additionally, an impairment of management contracts in the Asia-Pacific Segment was recorded in 2020 as noted in the "Amortization" table above. The Company did not record any impairment losses in 2019.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

12.   Current provisions and other current liabilities

Current provisions

The following table shows a reconciliation of the current provisions for 2020:

Development of current provisions
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2020
Self-insurance programs	219,866	(18,963)	—	—	(101,497)	107,023	—	206,429
Personnel expenses	90,526	(3,459)	(1,226)	(77,774)	(8,092)	29,166	26,124	55,265
Risk of lawsuit	20,981	(1,992)	204	(531)	(111)	5,998	(159)	24,390
Other current provisions	40,683	(1,778)	545	(8,716)	(5,732)	12,912	(160)	37,754

Current provisions	372,056	(26,192)	(477)	(87,021)	(115,432)	155,099	25,805	323,838

Self-insurance programs

See note 2 d).

Personnel expenses

Personnel expenses mainly refer to provisions for share-based plans, the current portion of the provisions for accrued severance payments and provisions for jubilee payments. As at December 31, 2020 and 2019 the provisions for share-based plans amounted to €26,876 and €63,447, respectively. See note 20.

Risk of lawsuit

See note 22.

Other current provisions

The item "Other current provisions" in the table above includes provisions for warranties, physician compensation and return of goods.

Other current liabilities

As at December 31, 2020 and 2019 other current liabilities consisted of the following:

Other current liabilities
in € THOUS
	2020	2019
Personnel liabilities	732,771	647,508
Put option liabilities	645,784	654,963
Contract liabilities	571,420	22,795
Unapplied cash and receivable credits	495,962	482,682
Invoices outstanding	180,227	178,209
VAT and other (non-income) tax liabilities	113,595	104,388
Interest liabilities	73,140	73,593
Derivatives	40,923	13,246
Deferred Income	34,885	8,145
Bonuses, commissions	32,971	27,510
Legal matters, advisory and audit fees	31,902	27,979
Variable payments outstanding for acquisitions	19,313	34,253
Other liabilities	220,345	216,923

Other current liabilities	3,193,238	2,492,194

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Personnel liabilities

The personnel liabilities mainly refer to liabilities for wages and salaries, bonuses and vacation payments.

Contract liabilities

The Company received advance payments under the CMS Accelerated and Advance Payment program which are recorded as contract liability upon receipt and recognized as revenue when the respective services are provided. For additional information on the advanced payments, see note 4 i) above.

Contract liabilities also relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer.

Other liabilities

The item "Other liabilities" in the table above includes the current portion of pension liabilities as well as liabilities for insurance premiums.

13.   Short-term debt

At December 31, 2020 and December 31, 2019, short-term debt consisted of the following:

Short-term debt
in € THOUS
	2020	2019
Commercial paper program	19,995	999,732
Borrowings under lines of credit	42,442	143,875
Other	513	6,381

Short-term debt from unrelated parties	62,950	1,149,988
Short-term debt from related parties (see note 5 c)	16,320	21,865

Short-term debt	79,270	1,171,853

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At December 31, 2020 and 2019, the outstanding commercial paper amounted to €20,000 and €1,000,000, respectively.

Borrowings under lines of credit and further availabilities

Borrowings under lines of credit in the amount of €42,442 and €143,875 at December 31, 2020 and 2019, respectively, represented amounts borrowed by the Company and its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2020 and 2019 were 4.05% and 0.86%, respectively.

Excluding amounts available under the Amended 2012 Credit Agreement (see note 14 below), at December 31, 2020 and 2019, the Company had €1,077,152 and €517,926 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2020 and 2019, cash and borrowings under lines of credit in the amount of €998,044 and €152,598 were offset under this cash management system.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Other

At December 31, 2020 and 2019, the Company had €513 and €6,381 of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

The Company and one of its subsidiaries are parties to an unsecured loan agreement, as borrowers, with Fresenius SE, as lender, under which the Company and one of its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of €600,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 5 c).

14.   Long-term debt

As of December 31, 2020 and 2019, long-term debt consisted of the following:

Long-term debt
in € THOUS
	2020	2019
Amended 2012 Credit Agreement	1,162,342	1,901,372
Bonds	6,408,118	4,966,619
Convertible Bonds	—	399,939
Accounts Receivable Facility	—	379,570
Other	238,000	258,057

Long-term debt	7,808,460	7,905,557

Less current portion	(1,008,359)	(1,447,239)

Long-term debt, less current portion	6,800,101	6,458,318

The Company's long-term debt as of December 31, 2020, all of which ranks equally in rights of payment, are described as follows:

Amended 2012 credit agreement

The Company originally entered into a syndicated credit facility of $3,850,000 (€2,970,221) and a 5-year tenor (the "2012 Credit Agreement") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 (€3,527,054) and extend the term for an additional two years until October 30, 2019 ("Amended 2012 Credit Agreement"). On July 11, 2017, the Company further amended and extended the Amended 2012 Credit Agreement. See "Amended 2012 Credit Agreement – Maximum amount available and balance outstanding" table below.

Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Company's consolidated net leverage ratio, which is a ratio of its consolidated funded debt less cash and cash equivalents to consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2020 and 2019, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 1.21% and 3.24%, respectively. At December 31, 2020 and 2019, the euro-denominated tranches had a weighted average interest rate of 0.88% and 0.93%, respectively.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2020 and 2019:

Amended 2012 Credit Agreement – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2020		Balance outstanding 2020(1)
Revolving credit USD 2017 / 2022	$900,000	€733,436	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,110,000	€904,572	$1,110,000	€904,572
EUR term loan 2017 / 2022	€259,000	€259,000	€259,000	€259,000
EUR term loan 2017 / 2020(2)	€—	€—	€—	€—

		€2,497,008		€1,163,572

	Maximum amount available 2019		Balance outstanding 2019(1)
Revolving credit USD 2017 / 2022	$900,000	€801,139	$138,700	€123,464
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,230,000	€1,094,891	$1,230,000	€1,094,891
EUR term loan 2017 / 2022	€287,000	€287,000	€287,000	€287,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,183,030		€1,905,355

(1)
Amounts shown are excluding debt issuance costs.

(2)
The EUR term loan 2017 / 2020 in the amount of €400,000 due on July 30, 2020, was repaid on May 29, 2020.

At December 31, 2020 and 2019, the Company had letters of credit outstanding in the amount of $1,087 and $1,135 (€886 and €1,010), respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the applicable revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Bonds

At December 31, 2020 and 2019, the Company's bonds consisted of the following:

Bonds
in THOUS
Issuer/Transaction	Face amount	Maturity	Coupon	Book value 2020 in €	Book value 2019 in €
FMC US Finance II, Inc. 2014	$500,000	October 15, 2020(1)	4.125%	—	444,507
FMC US Finance, Inc. 2011	$650,000	February 15, 2021(2)	5.75%	529,509	577,069
FMC Finance VII S.A. 2011	€300,000	February 15, 2021(2)	5.250%	299,961	299,498
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	569,987	622,135
Fresenius Medical Care AG & Co. KGaA, 2019	€650,000	November 29, 2023	0.25%	647,719	646,936
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	324,725	354,338
Fresenius Medical Care AG & Co. KGaA, 2018	€500,000	July 11, 2025	1.50%	496,841	496,138
Fresenius Medical Care AG & Co. KGaA, 2020	€500,000	May 29, 2026	1.00%	495,598	—
Fresenius Medical Care AG & Co. KGaA, 2019	€600,000	November 30, 2026	0.625%	594,196	593,216
FMC US Finance III, Inc. 2019	$500,000	June 15, 2029	3.75%	399,753	435,673
Fresenius Medical Care AG & Co. KGaA, 2019	€500,000	November 29, 2029	1.25%	497,138	497,109
Fresenius Medical Care AG & Co. KGaA, 2020	€750,000	May 29, 2030	1.50%	745,454	—
FMC US Finance III, Inc. 2020	$1,000,000	February 16, 2031	2.375%	807,237	—

				6,408,118	4,966,619

(1)
Redeemed prior to maturity on July 17, 2020

(2)
For further information on the repayment of these bonds, see note 27.

All bonds issued by entities other than Fresenius Medical Care AG & Co. KGaA are guaranteed by the Company and by FMCH, while bonds issued by Fresenius Medical Care AG & Co. KGaA are guaranteed by FMCH. All bonds may be redeemed at the option of the respective issuers at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of our bonds have the right to request that the issuers repurchase the bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective bonds.

The Company has agreed to a number of covenants to provide protection to the bond holders which, under certain circumstances and with certain exceptions for the bonds issued since 2018, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. The limitation on incurrence of debt in the bonds issued before 2018 was suspended automatically as the rating of the respective bonds reached investment grade status. At December 31, 2020, the Company was in compliance with all of its covenants under the bonds.

Since 2018, bonds can be issued with different maturities under the Company's €10,000,000 Debt Issuance Program ("Debt Issuance Program"). On May 29, 2020, the Company issued bonds in two tranches with an aggregate principal amount of €1,250,000 under the Debt Issuance Program:

  •
  bonds of €500,000 with a maturity of 6 years and a coupon of 1.000%, and

  •
  bonds of €750,000 with a maturity of 10 years and a coupon of 1.500%

On September 16, 2020, Fresenius Medical Care US Finance III, Inc. issued bonds with a volume of $1,000,000 (€842,531). The bonds have a maturity of 10 years and 5 months and a coupon of 2.375%. The proceeds of both the euro and the U.S. dollar issuances were used for general corporate purposes and the refinancing of existing liabilities.

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $500,000 (€392,557 as of the date of issuance on October 29, 2014) originally due on October 15, 2020, were redeemed prior to maturity on July 17, 2020.

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

Accounts Receivable Facility

The Company refinanced the Accounts Receivable Facility on December 20, 2018 increasing the facility to $900,000 (€785,958) and extending it until December 20, 2021.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2020 and December 31, 2019:

Accounts Receivable Facility – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2020(1)		Balance outstanding 2020(2)
Accounts Receivable Facility	$900,000	€733,437	$—	€—

	Maximum amount available 2019(1)		Balance outstanding 2019(2)
Accounts Receivable Facility	$900,000	€801,139	$427,000	€380,096

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

At December 31, 2020, the Company is not currently utilizing the Accounts Receivable Facility and the principal cash flows related to bank investors' initial investments have been returned.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,522 at December 31, 2020 and $23,460 at December 31, 2019 (€10,205 and €20,883, respectively). These letters of credit are not included above as part of the balance outstanding at December 31, 2020 and 2019; however, they reduce available borrowings under the Accounts Receivable Facility.

Under the Accounts Receivable Facility, certain receivables are sold to NMC Funding Corporation ("NMC Funding"), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors (and their conduit affiliates). Under the terms of the Accounts Receivable Facility, NMC Funding retains the rights in the underlying cash flows of the transferred receivables. Interest is remitted to the bank investors at the end of each tranche period, however, the principal cash flows are continuously reinvested to purchase additional interests in the receivables. Furthermore, NMC Funding retains significant risks and rewards in the receivables as the percentage ownership interest assigned requires the Company to retain first loss risk in those receivables, and the Company can, at any time, recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company's consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. At December 31, 2019, the average interest rate paid was 1.98%. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

At December 31, 2020 and 2019, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €33,562 and €27,611, respectively, of which €23,202 and €12,456, respectively, were classified as the current portion of long-term debt.

15.   Non-current provisions and other non-current liabilities

Of the total amount of non-current provisions and other non-current liabilities amounting to €931,590 at December 31, 2020 (2019: €616,916), €700,306 (2019: €219,129) are due in between more than one and three years, €104,343 (2019: €34,762) are due in between three to five years and €126,941 (2019: €363,025) are due after five years.

The item "Other non-current liabilities" in the amount of €836,030 at December 31, 2020 (2019: €508,113) includes, among others, contract liabilities of €304,632 (2019: €6), put option liabilities of €236,638 (2019: €279,462) and variable payments outstanding for acquisitions of €47,046 (2019: €55,424).

The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2020
Personnel expenses	60,366	(4,569)	710	(1,747)	(3,576)	20,190	(26,630)	44,744
Interest payable related to income taxes	26,111	(197)	—	—	—	3,161	—	29,075
Other non-current provisions	22,326	(2,859)	3,199	(1,644)	(960)	854	825	21,741

Non-current provisions	108,803	(7,625)	3,909	(3,391)	(4,536)	24,205	(25,805)	95,560

Personnel expenses mainly refer to provisions for share-based plans and provisions for severance payments. As at December 31, 2020, the provisions for share-based plans amounted to €36,406 (2019: €47,411). See note 20.

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

Defined benefit pension plans

During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2020, FMCH did not have a minimum funding requirement. The Company voluntarily provided €9,901 to the defined benefit plan. Expected funding for 2021 is €1,059.

The benefit obligation for all defined benefit plans at December 31, 2020, was €996,237 (2019: €976,467) which consists of the gross benefit obligation of €385,333 (2019: €399,339) for the U.S. plan and of €5,581 (2019: €5,498) for the French plan, which are partially funded by plan assets, and the benefit obligation of €593,100 (2019: €560,255) for the German unfunded plan and the benefit obligation of €12,223 (2019: €11,375) for the two French unfunded plans.

In the fourth quarter of 2019, FMC North America offered a lump-sum payout for its defined benefit pension plan to former employees. This settlement reduced the benefit obligation and resulted in a gain.

Controlling and managing the administration of the plan in the U.S. was delegated by the Company to an administrative committee. This committee has the authority and discretion to manage the assets of the fund and to approve and adopt certain plan amendments. The board of directors of National Medical Care, Inc., a subsidiary of the Company, reserves the right to approve or adopt all major plan amendments, such as termination, modification or termination of the future benefit accruals and plan mergers with other pension plans.

Related to defined benefit plans the Company is exposed to certain risks. Besides general actuarial risks, e.g. the longevity risk and the interest rate risk, the Company is exposed to market risk as well as to investment risk.

The following table shows the changes in benefit obligations, the changes in plan assets, the net funded position and the net liability of the pension plans. Benefits paid as shown in the changes in benefit obligations represent payments made from both the funded and unfunded plans while the benefits paid as

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

shown in the changes in plan assets include only benefit payments from the Company's funded benefit plan.

Net pension liability
in € THOUS
	2020	2019
Change in benefit obligation:
Benefit obligation at beginning of year	976,467	842,601
Foreign currency translation (gains) losses	(35,216)	7,459
Current service cost	40,213	30,070
Past service cost	(244)	—
Interest cost	21,298	28,016
Transfer of plan participants	252	194
Actuarial (gains) losses arising from changes in financial assumptions	15,480	140,923
Actuarial (gains) losses arising from changes in demographic assumptions	(87)	(2,306)
Actuarial (gains) losses arising from experience adjustments	9,278	(4,873)

Remeasurements	24,671	133,744
Benefits paid	(30,873)	(60,863)
Settlements	(331)	(4,754)

Benefit obligation at end of year	996,237	976,467

Change in plan assets:
Fair value of plan assets at beginning of year	316,124	317,585
Foreign currency translation gains (losses)	(28,316)	6,130
Interest income from plan assets	10,846	14,108
Actuarial gains (losses) arising from experience adjustments	28,847	34,131

Actual return on plan assets	39,693	48,239
Employer contributions	9,901	1,131
Benefits paid	(26,329)	(56,961)

Fair value of plan assets at end of year	311,073	316,124

Net funded position at end of year	685,164	660,343

Benefit plans offered by other subsidiaries	43,950	39,147

Net pension liability	729,114	699,490

For the years 2020 and 2019, there were no effects from the asset ceiling.

At December 31, 2020, the weighted average duration of the defined benefit obligation was 19 years (2019: 19 years).

Benefit plans offered by the Company in the U.S., Germany and France contain a pension liability of €685,164 and €660,343 at December 31, 2020 and 2019, respectively. The pension liability consists of a current portion of €6,923 (2019: €6,190) which is recorded in the line item "Current provisions and other current liabilities" in the consolidated balance sheets. The non-current portion of €678,241 (2019: €654,153) is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

As of December 31, 2020, €74,364 related to the U.S. pension plan, €593,100 related to the German plan and €17,700 related to the French plans. At December 31, 2019, €83,323 related to the U.S. pension plan, €560,255 related to the German plan and €16,765 related to the French plans. Approximately 64% of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

beneficiaries are located in the U.S. and 8% in France with the majority of the remaining 28% located in Germany.

Benefit plans offered by other subsidiaries outside of the U.S., Germany and France contain separate benefit obligations. The total net pension liability for these other plans was €43,950 and €39,147 at December 31, 2020 and 2019 and consists of a current pension liability of €3,689 (2019: €4,105), which is recognized in the line item "Current provisions and other current liabilities." The non-current pension liability of €40,261 (2019: €35,042) for these plans is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan's benefit obligation. The Company's discount rates at December 31, 2020 and 2019 are the weighted average of these plans based upon their benefit obligations.

The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2020 and 2019:

Weighted average assumptions
in %
	2020	2019
Discount rate	2.02	2.35
Rate of compensation increase	3.17	3.18
Rate of pension increase	1.46	1.70

Sensitivity analysis

Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2020 as follows:

Sensitivity analysis
in € THOUS
	0.5% increase	0.5% decrease
Discount rate	(91,605)	106,665
Rate of compensation increase	16,509	(16,254)
Rate of pension increase	47,915	(43,190)

The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2020. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

The defined benefit pension plans' net periodic benefit costs are comprised of the following components for the years ended December 31, 2020, 2019 and 2018:

Components of net periodic benefit cost
in € THOUS
	2020	2019	2018
Service cost	40,213	30,070	25,467
Net interest cost	10,452	13,908	13,056
Prior service cost	(244)	—	—
(Gains) losses from settlements	(331)	(4,754)	—

Net periodic benefit costs	50,090	39,224	38,523

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

The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2020, 2019 and 2018:

Weighted average assumptions
in %
	2020	2019	2018
Discount rate	2.35	3.27	3.08
Rate of compensation increase	3.18	3.21	3.22
Rate of pension increase	1.70	1.69	1.45

Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows
in € THOUS
	2020	2019
1 year	24,645	28,706
1 - 3 years	53,882	56,577
3 - 5 years	60,444	62,441
5 - 10 years	178,971	183,896

Total	317,942	331,620

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Plan Assets

The following table presents the fair values of the Company´s pension plan assets at December 31, 2020 and 2019:

Fair values of plan assets
in € THOUS
Asset category	Total	Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs	Total	Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
		(Level 1)	(Level 2)	(Level 3)		(Level 1)	(Level 2)	(Level 3)
		2020				2019
Equity investments
Index funds(1)	88,169	8,926	79,243	—	85,321	8,440	76,881	—
Fixed income investments
Government securities(2)	15,720	15,441	279	—	2,875	2,547	328	—
Corporate bonds(3)	182,850	—	182,850	—	202,642	—	202,642	—
Other bonds(4)	16,576	—	9,380	7,196	10,179	—	2,762	7,417
U.S. treasury money market funds(5)	7,654	7,654	—	—	14,999	14,999	—	—
Other types of investments
Cash, money market and mutual funds(6)	104	104	—	—	108	108	—	—

Total	311,073	32,125	271,752	7,196	316,124	26,094	282,613	7,417

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

Defined contribution plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $19.5 (€15.9) if under 50 years old ($26.0 (€21.2) if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2020, 2019, and 2018, was €64,855, €53,290 and €53,872 respectively.

Additionally, the Company contributed for the years ended December 31, 2020, 2019, and 2018 €28,096, €25,950 and €24,721 to state pension plans.

17.   Shareholders' equity

Capital stock

At December 31, 2020, the Company's share capital consists of 292,876,570 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company's share capital has been fully paid in.

The General Partner of FMC-AG & Co. KGaA, Fresenius Medical Care Management AG, Hof an der Saale, is not obliged to make a capital contribution and has not made a capital contribution. It does not participate in the profits and losses or in the assets of the Company. Under the Company's Articles of Association, the General Partner receives for the management of the Company and the assumption of liability as general partner an annual remuneration independent of profit and loss in the amount of 4% of its share capital (see note 5 d). The General Partner is also reimbursed for any and all expenses in connection with management of the Company's business, which include remuneration of the members of its Management Board and its Supervisory Board.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Pursuant to Sections 33 and 34 of the German Securities Trading Act ("WpHG") any party subject to the notification requirement shall notify the Company when certain mandatory reportable thresholds for voting rights, also by taking into account the attribution provisions, are reached, exceeded or fallen below. Section 38 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through directly or indirectly held instruments and also, according to Section 39 WpHG when certain thresholds are reached, exceeded or have fallen below through the addition of voting rights according to Section 33 WpHG and instruments according to Section 38 WpHG. Notifications received by the Company subject to the notification requirements were published in accordance with the applicable legal provisions, including publication in the Investors section of the Company's website at www.freseniusmedicalcare.com.

In a notification dated February 8, 2011, Fresenius SE disclosed to the Company pursuant to Section 21 of the WpHG at the date of notification (predecessor provision to Section 33 of the WpHG) that it held 35.74% of the voting rights in FMC-AG & Co. KGaA. At December 31, 2020, Fresenius SE held 32.2% of the Company's voting rights. In addition, Fresenius SE is the sole stockholder of the General Partner.

On December 21, 2020, Artisan Partners Asset Management Inc., Wilmington, DE, U.S., also on behalf of attributed subsidiaries, disclosed pursuant to Section 33, 34 of the WpHG that 3.07% of the voting rights of FMC-AG & Co. KGaA were held as of December 14, 2020.

On December 21, 2020, Harris Associates L.P., Wilmington, DE, U.S., also on behalf of attributed subsidiaries, disclosed pursuant to Section 33, 34 of the WpHG that 3.08% of the voting rights of FMC-AG & Co. KGaA were held as of December 15, 2020.

On April 3, 2020, BlackRock, Inc., Wilmington, DE, U.S., ("BlackRock") also on behalf of attributed subsidiaries, disclosed pursuant to Section 33, 34 of the WpHG that 3.12% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.32% of the voting rights of FMC-AG & Co. KGaA were held as of March 30, 2020.

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

Authorized capital

By resolution of the Company's Annual General Meeting ("AGM") on August 27, 2020, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until August 26, 2025 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2020/I". The newly issued shares may also be

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to the shareholders of the Company. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible only for fractional amounts. No Authorized Capital 2020/I has been issued at December 31, 2020.

In addition, by resolution of the AGM on August 27, 2020, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until August 26, 2025 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2020/II". The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company's shareholders for subscription. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the final determination by the General Partner not significantly lower than the stock price of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise, interest in an enterprise or other assets. No Authorized Capital 2020/II has been issued at December 31, 2020.

Authorized Capital 2020/I and Authorized Capital 2020/II became effective upon registration with the commercial register of the local court in Hof an der Saale on September 23, 2020.

Conditional capital

By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the Stock Option Plan 2011 ("2011 SOP") by up to €12,000 subject to the issue of up to 12 million no par value bearer ordinary shares with a nominal value of €1.00 each ("Conditional Capital 2011/I"), (see note 20). The Conditional Capital increase is only executed to the extent subscription rights were awarded under the 2011 SOP, the holders of the subscription rights exercise their right and the Company does not use treasury shares to fulfill the subscription rights, with each stock option awarded exercisable for one ordinary share (see note 20). The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares.

At December 31, 2020, 3,201,074 options remained outstanding with a remaining average term of 2.35 years under the 2011 SOP. For the year ending December 31, 2020, 234,796 options had been exercised under the 2011 SOP (see note 20).

Conditional capital at December 31, 2020 was €9,494 in total, all relating to the 2011 SOP (see note 20).

A total of 234,796 shares were issued out of Conditional Capital 2011/I during 2020 (2019: 328,996 shares), increasing the Company's capital stock by €235 (2019: €329).

Treasury stock

By resolution of the Company's AGM on May 12, 2016, the General Partner is authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution (€30,537). The Company announced this authorization on May 12, 2016. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital. The purchases were authorized to be made through the stock exchange, by way of a public tender offer, or a public invitation to shareholders to submit an offer for sale. This authorization may not be used for the purpose of trading in treasury shares. The General Partner is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any legally permissible purpose, in particular (i) to redeem shares without requiring any further resolution by the General Meeting, (ii) to sell treasury shares to third parties against contributions in kind, (iii) to award treasury shares, in lieu of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

utilization of conditional capital of the Company, to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company, and (iv) to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG.

On the basis of the authorization granted by the Company's AGM on May 12, 2016 to conduct a share buy-back program, on March 11, 2019, the Company announced a program to purchase up to 6.000,000 ordinary shares for an aggregate purchase amount of up to €330,000. Pursuant to this program, which expired on May 10, 2019, the Company repurchased 3,770,772 treasury shares in the period from March 12, 2019 up to and including May 10, 2019 for an average weighted stock price of €71.55 per share for the purpose of capital reduction. Pursuant to the May 12, 2016 AGM authorization, on June 14, 2019, the Company announced a program to purchase up to 12,000,000 shares for an aggregate purchase amount of up to €660,000. Pursuant to this program, the Company repurchased 10,795,151 treasury shares in the period from June 17, 2019 up to and including April 1, 2020 for an average weighted stock price of €63,50 per share for the purpose of capital reduction. Following the purchases in April 2020, a total of 14,879,979 ordinary shares remained to be purchased pursuant to the authorization granted at the 2016 AGM. On December 11, 2020, these repurchased shares were retired, together with the remaining 999,951 treasury shares acquired in 2013, in order to decrease the Company's share capital. The repurchased shares acquired pursuant to the program that expired on May 10, 2019 were retired in 2019. As of December 31, 2020, the Company did not hold treasury shares.

The authorization granted by the AGM resolution of May 12, 2016 will expire on May 11, 2021. The Company does not intend to make further share repurchases pursuant to such authorization prior to its expiration.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock
	Average price per share	Total number of shares purchased and retired as part of publicly announced plans or programs(1)	Total value of shares
Period	in €		in € THOUS
December 31, 2017	65.63	1,659,951	108,931

Purchase of Treasury Stock
May 2018	86.69	173,274	15,020
June 2018	86.14	257,726	22,201
Repurchased Treasury Stock	86.37	431,000	37,221

Retirement of repurchased Treasury Stock
December 2018	87.23	1,091,000	95,159
December 31, 2018	51.00	999,951	50,993

Purchase of Treasury Stock
March 2019	69.86	1,629,240	113,816
April 2019	72.83	1,993,974	145,214
May 2019	72.97	147,558	10,766
Repurchased Treasury Stock	71.55	3,770,772	269,796
Retirement of repurchased Treasury Stock
June 2019	71.55	3,770,772	269,796

Purchase of Treasury Stock
June 2019	67.11	504,672	33,870
July 2019	66.77	1,029,655	68,748
August 2019	57.53	835,208	48,050
September 2019	59.67	627,466	37,445
October 2019	57.85	692,910	40,084
November 2019	64.78	852,859	55,245
December 2019	63.85	564,908	36,067
Repurchased Treasury Stock	62.55	5,107,678	319,509

December 31, 2019	60.66	6,107,629	370,502

Purchase of Treasury Stock
January 2020	84.37	124,398	10,495
February 2020(2)	249.10	25,319	6,307
March 2020	63.05	4,842,943	305,362
April 2020	63.07	694,813	43,824
Repurchased Treasury Stock	64.35	5,687,473	365,988
Retirement of repurchased Treasury Stock
December 2020	62.44	11,795,102	736,490

TOTAL		—	—

(1)
All shares purchased between May 12, 2016 and April 1, 2020 were purchased pursuant to the share purchase program authorized by the AGM resolution of May 12, 2016. The Company did not purchase any shares other than pursuant to such program.

(2)
The purchase price of the shares of the program beginning on June 17, 2019 is based on the volume weighted average price of the Company's shares for the period and changes in the volume weighted average price resulted in retroactive adjustments to the purchase price, even if no shares were purchased. The February adjustment, in combination with a lower number of shares purchased, resulted in a particularly high average price per share for the month.

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

Retained earnings

Retained earnings is comprised of earnings generated by group entities in prior years to the extent that they have not been distributed as well as changes of the put option liabilities.

Dividends

Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of the Company as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

Cash dividends of €351,170 for 2019 in the amount of €1.20 per share were paid on September 1, 2020.

Cash dividends of €354,636 for 2018 in the amount of €1.17 per share were paid on May 21, 2019.

Cash dividends of €324,838 for 2017 in the amount of €1.06 per share were paid on May 23, 2018.

Noncontrolling interests

Noncontrolling interests represent the proportion of the net assets of consolidated subsidiaries owned by minority shareholders. The Company has purchase obligations under put options held by the holders of noncontrolling interests in certain of its subsidiaries. These obligations result from contractual put options and are exercisable by the owners of the noncontrolling interests. In addition to noncontrolling interests, the related potential obligations under these put options are reclassified from equity of the Company, with no impact to the income statement, and recognized as a put option liability at the present value of the exercise price of the options in other current or non-current liabilities.

18.   Capital management

The principle objectives of the Company's capital management strategy are to optimize the weighted average cost of capital and to achieve a balanced mix of total equity and debt. The dialysis industry, in which the Company has a strong market position in global, growing and largely non-cyclical markets, is characterized by stable cash flows. Due to the Company's payors' mostly high credit quality, it is able to generate high, stable, predictable and sustainable cash flows. These generated cash flows allow a reasonable proportion of debt.

As of December 31, 2020 and December 31, 2019, total equity and debt were as follows:

Total equity, debt and total assets
in € THOUS
	2020	2019
Total equity including noncontrolling interests	12,331,310	13,227,237
Debt and lease liabilities	12,380,017	13,782,448
Total assets	31,689,036	32,934,735
Debt and lease liabilities in % of total assets	39.1%	41.8%
Total equity in % of total assets (equity ratio)	38.9%	40.2%

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In 2020 and 2019, the Company conducted a share buy-back program. The repurchased shares were used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares or to fulfill employee participation programs (see note 17).

Assuring financial flexibility is a top priority in the Company's financing strategy. This flexibility is achieved through a high degree of diversification of tenors, investors and banks. The Company's maturity profile displays a broad spread of maturities with a high proportion of medium and long-term financings. In the choice of financing instruments market capacity, investor diversification, financing conditions and the existing maturity profile are taken into account (see note 14).

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

19.   Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2020, 2019 and 2018:

Reconciliation of basic and diluted earnings per share
in € THOUS, except share and per share data
	2020	2019	2018
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,164,377	1,199,619	1,981,924

Denominators:
Weighted average number of shares outstanding	294,055,525	302,691,397	306,541,706
Potentially dilutive shares	223,429	57,892	684,681

Basic earnings per share	3.96	3.96	6.47

Diluted earnings per share	3.96	3.96	6.45

20.   Share-based plans

The Company accounts for its share-based plans in accordance with IFRS 2 and has as of December 31, 2020, various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016 – 2020 ("Performance Shares")

As of May 11, 2016, the issuance of stock options and Phantom Stock under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 ("LTIP 2011") terminated. Furthermore, as of January 1, 2019 the issuance of Performance Shares under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 ("LTIP 2016") terminated. Additionally, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long Term Incentive Plan ("NxStage LTIP") for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company. A grant has been made once in 2019. Furthermore, as of January 1, 2020 the issuance of Performance Shares under the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 ("MB LTIP 2019") is no longer possible.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, successor programs were introduced. For members of the Management Board, the Supervisory Board of Management AG has approved and adopted the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 ("MB LTIP 2020") effective January 1, 2020. For the members of the management boards of affiliated companies and managerial staff members, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2019 ("LTIP 2019") effective January 1, 2019.

The LTIP 2016, the NxStage LTIP, the MB LTIP 2019, the LTIP 2019 and the MB LTIP 2020 are each variable compensation programs with long-term incentive effects which grant or granted so-called "Performance Shares". Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company's share price development.

The following table provides an overview of these plans.

	MB LTIP 2020	LTIP 2019	MB LTIP 2019	NxStage LTIP	LTIP 2016

Eligible persons	Members of the Management Board	Other Plan participants	Members of the Management Board	Other Plan participants	Members of the Management Board and other plan participants

Grant in the years	2020-2023	2019-2021	2019	2019	2016-2018

Months in which a Grant may occur	November (2020), March (2021- 2023)(1)	July, December	July, December	February	July, December

(1)
If the appointment as a member of the Management Board comes into effect after the regular grant date in March, the grant date may differ.

For members of the Management Board, the Supervisory Board of Management AG will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives his or her base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, the respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company's shares over a period of thirty calendar days prior to the respective grant date.

The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth at constant currency ("Revenue Growth"), (ii) growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA at constant currency ("Net Income Growth") and (iii) return on invested capital ("ROIC"). For the LTIP 2019 exclusively, the level of achievement for Performance Shares granted in year 2019 may be subject to an increase if certain targets in relation to the second phase of the Company's Global Efficiency Program ("GEP-II targets") and in relation to the Free Cash Flow ("Free Cash Flow target") are achieved.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The performance targets to be applied for the fiscal year for Performance Shares granted in the fiscal year under the MB LTIP 2020 and under the LTIP 2019 are presented in the table below.

	Growth/ROIC	Target achievement	Weight

Performance target 1:	≤ 1%	0%

Revenue Growth	6%	100%	1/3

	≥ 11%	200%

Performance target 2:	≤ 0%	0%

Net Income Growth	5%	100%	1/3

	≥ 10%	200%

Performance target 3:	≤ 5.5%	0%

ROIC	6%	100%	1/3

	≥ 6.5%	200%

If Revenue Growth, Net Income Growth or ROIC range between these values, the respective degree of target achievement will be linearly interpolated between these values.

For Performance Shares granted throughout 2016 to 2019, an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7% in each individual year of the three-year performance period; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 16%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares granted throughout 2016 to 2019, an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 7% in each individual year of the three-year performance period. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For ROIC, an annual target achievement level of 100% will be reached if the target ROIC as defined for the applicable year is reached. For Performance Shares granted throughout 2016 to 2019, the target ROIC is 7.3% for 2016, 7.5% for 2017, 7.7% for 2018, 7.9% for 2019 and 8.1% for 2020. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period for Performance Shares granted throughout years 2016 to 2019 is equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the applicable performance period.

For all plans, the achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%. For Performance Shares granted in fiscal year 2019 under the LTIP 2019, the overall target achievement shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. Furthermore, the overall target achievement for Performance Shares granted in year 2019 under the LTIP 2019 shall be increased by 20 percentage points if the Free Cash Flow target achievement is 200%. In case of a GEP-II targets achievement between 0% and 100% and a Free Cash Flow target achievement between 0% and 200%, the increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement shall not exceed 200%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of a grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the grant value received by the participant, less taxes and contributions is paid over to a credit institution which uses it for the purchase of shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year.

For plan participants of the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the grant value received by the participant, will then be paid to the plan participants as cash compensation.

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the NxStage LTIP, the final number of Performance Shares granted in February 2019 is generally deemed earned in December 2022. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the LTIP 2016, the final number of Performance Shares is generally deemed earned four years after the day of a grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

During 2020, the Company awarded 159.607 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €64.20 each and a total fair value of €10,247, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company awarded 800,165 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €64.06 each and a total fair value of €51,259, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011 (stock options and "Phantom Stock")

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

Phantom Stock awards under the LTIP 2011 entitled the holders to receive payment in euro from the Company upon exercise of the Phantom Stock. The payment per Phantom Stock in lieu of the issuance of such stock was based upon the share price on the Frankfurt Stock Exchange of one of the Company's shares on the exercise date. Phantom Stock awards had a five-year term and could be exercised for the first time after a four-year vesting period. For participants who were U.S. taxpayers, the Phantom Stock was deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

Since January 1, 2020 and under the Company's new compensation system, the issuance of awards under the New Incentive Bonus Plan ("NIBP") is no longer possible. In 2019, the members of the Management Board were eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets were measured based on the adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency ("Adjusted Net Income Growth"), adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments ("Adjusted Free Cash Flow") in percent of revenues and adjusted operating margin ("Adjusted Operating Margin"), and were derived from the comparison of targeted and actually achieved figures. Targets were divided into Company level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for 2019 consisted proportionately of a cash component and a cash-settled share-based component. Upon meeting the annual targets, the cash component for the year 2019 was paid in year 2020, after the consolidated financial statements for 2019 had been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation was capped.

Share-based compensation related to this plan for fiscal years ended 2020, 2019 and 2018 was €0, €2,623 and €3,414, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Information on holdings under share-based plans

At December 31, 2020 and 2019, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares under the share-based plans:

Performance Shares
	2020			2019
	Members of the Management Board	Other plan participants	Total	Members of the Management Board	Other plan participants	Total
MB LTIP 2020	159,607	—	159,607	—	—	—
LTIP 2019	8,869	1,522,102	1,530,971	—	797,659	797,659
MB LTIP 2019	102,435	12,564	114,999	102,435	12,564	114,999
NxStage LTIP	—	40,530	40,530	—	45,007	45,007
LTIP 2016	135,473	947,133	1,082,606	211,878	1,747,142	1,959,020

Additionally, at December 31, 2020, the members of the Management Board held 465,308 stock options (December 31, 2019: 452,989) and plan participants other than the members of the Management Board held 2,735,766 stock options (December 31, 2019: 3,036,000) under the 2011 SOP.

Members of the Management Board did not hold any Phantom Stock under the LTIP 2011 as of December 31, 2020 (December 31, 2019: 23,336). Plan participants other than the members of the Management Board also did not hold any Phantom Stock under the LTIP 2011 as of December 31, 2020 (December 31, 2019: 311,650).

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2020, as compared to December 31, 2019 and 2018.

Transactions
	Options	Weighted average exercise price
	(in thousands)	€
Stock options for shares
Balance at December 31, 2018	3,896	68.85
Granted	—	—
Exercised(1)	329	51.72
Forfeited	78	75.08

Balance at December 31, 2019	3,489	70.32

Granted	—	—
Exercised(2)	235	53.00
Expired	53	75.65

Balance at December 31, 2020	3,201	71.50

(1)
The average share price at the date of exercise of the options was €67.62.

(2)
The average share price at the date of exercise of the options was €71.75.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following tables provide a summary of fully vested options outstanding and exercisable at December 31, 2020 and December 31, 2019, respectively:

Stock options 2020
	Outstanding			Exercisable
Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01 - 50.00	630,870	1.44	49.91	630,870	49.91
50.01 - 55.00	—	—	—	—	—
55.01 - 60.00	31,080	1.92	58.63	31,080	58.63
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,539,124	2.58	77.03	2,539,124	77.03

	3,201,074	2.35	71.50	3,201,074	71.50

Stock options 2019
	Outstanding			Exercisable
Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01 - 50.00	767,001	2.38	49.90	767,001	49.90
50.01 - 55.00	825	0.93	52.27	825	52.27
55.01 - 60.00	133,375	1.24	57.68	133,375	57.68
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,587,788	3.58	77.03	2,587,788	77.03

	3,488,989	3.23	70.32	3,488,989	70.32

During the fiscal years ended December 31, 2020, 2019, and 2018, the Company received cash of €12,445, €17,014 and €43,508, respectively, from the exercise of stock options (see note 17). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2020, 2019, and 2018 was €4,402, €5,231and €29,440, respectively.

The compensation expense related to equity-settled stock option programs was determined based upon the fair value on the grant date and the number of stock options granted which was recognized over the four-year vesting period. In connection with the 2011 SOP, the Company incurred compensation expense of €0, €1,992 and €6,713 for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares granted which will be recognized over the vesting period. The compensation expense that the Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

recognized for Performance Shares for the fiscal years ended December 31, 2020, 2019 and 2018, respectively, is presented in the table below.

Compensation expense related to cash-settled plans
in € THOUS
	2020	2019	2018
MB LTIP 2020	2,115	—	—
LTIP 2019	13,689	4,771	—
MB LTIP 2019	820	656	—
NxStage LTIP	513	572	—
LTIP 2016	21,864	30,304	4,152
LTIP 2011	1,894	5,724	(8,799)

Care Coordination stock incentive plans

In 2014, the Company established a subsidiary stock incentive plan for Sound. The Company divested its controlling interest in Sound on June 28, 2018 (see note 4 c) for information). For the years ended December 31, 2020 and 2019, the Company did not record stock compensation expense associated with the Sound subsidiary stock incentive plan (2018: €87,157).

21.   Leases

The Company leases land, buildings and improvements, machinery and equipment, as well as IT- and office equipment under various lease agreements.

Leasing in the consolidated statements of income

The following table shows the effects from lease agreements on the consolidated statements of income for the year ended December 31, 2020 and 2019:

Leasing in the consolidated statements of income
in € THOUS
	2020	2019
Depreciation on right-of-use assets	703,999	700,276
Impairments on right-of-use assets	3,496	38,820
Expenses relating to short-term leases	49,532	52,108
Expenses relating to leases of low-value assets	27,359	25,239
Expenses relating to variable lease payments	12,442	10,814
Income from subleasing right-of-use assets	4,165	4,367
Interest expense on lease liabilities	159,148	171,724

For information regarding leases with related parties, see note 5 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Leases in the consolidated balance sheets

At December 31, 2020 and 2019, the acquisition costs and the accumulated depreciation of right-of-use assets consisted of the following:

Acquisition costs
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2020
Right-of-use assets: Land	30,575	(2,240)	(24)	6,384	98	(283)	34,510
Right-of-use assets: Buildings and improvements	4,590,695	(375,099)	(12,391)	851,392	(613)	(36,199)	5,017,785
Right-of-use assets: Machinery and equipment	434,718	(34,013)	(1,346)	34,066	(35,189)	(7,334)	390,902
Right-of-use assets: Advance Payments	24	—	—	138	(58)	(104)	—

Right-of-use assets	5,056,012	(411,352)	(13,761)	891,980	(35,762)	(43,920)	5,443,197

Acquisition costs
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2019
Right-of-use assets: Land	28,717	447	(14)	2,300	512	(1,387)	30,575
Right-of-use assets: Buildings and improvements	3,840,380	65,603	(3,577)	694,031	15,074	(20,816)	4,590,695
Right-of-use assets: Machinery and equipment	407,436	7,639	3,257	23,243	18,002	(24,859)	434,718
Right-of-use assets: Advance Payments	—	—	—	24	—	—	24

Right-of-use assets	4,276,533	73,689	(334)	719,598	33,588	(47,062)	5,056,012

Depreciation
in € THOUS
	January 1, 2020	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassifications	Disposals	December 31, 2020
Right-of-use assets: Land	4,502	(419)	(4)	4,242	—	(16)	(199)	8,106
Right-of-use assets: Buildings and improvements	613,926	(77,935)	(5,319)	604,493	3,496	(304)	(18,338)	1,120,019
Right-of-use assets: Machinery and equipment	112,469	(14,229)	(88)	95,264	—	(2,494)	(5,738)	185,184
Right-of-use assets: Advance Payments	—	—	—	—	—	—	—	—

Right-of-use assets	730,897	(92,583)	(5,411)	703,999	3,496	(2,814)	(24,275)	1,313,309

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Depreciation
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassifications	Disposals	December 31, 2019
Right-of-use assets: Land	—	14	(4)	3,936	134	128	294	4,502
Right-of-use assets: Buildings and improvements	—	(1,364)	(1,768)	581,081	38,686	3,424	(6,133)	613,926
Right-of-use assets: Machinery and equipment	—	(291)	(105)	115,259	—	21,930	(24,324)	112,469
Right-of-use assets: Advance Payments	—	—	—	—	—	—	—	—

Right-of-use assets	—	(1,641)	(1,877)	700,276	38,820	25,482	(30,163)	730,897

Book value
in € THOUS
	December 31, 2020	December 31, 2019
Right-of-use assets: Land	26,404	26,073
Right-of-use assets: Buildings and improvements	3,897,766	3,976,769
Right-of-use assets: Machinery and equipment	205,718	322,249
Right-of-use assets: Advance Payments	—	24

Right-of-use assets	4,129,888	4,325,115

Depreciation expense is allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

Impairment losses are allocated within costs of revenue and selling, general and administrative expense, depending upon the area in which the asset is used.

For a maturity analysis of lease liabilities see note 23.

Leasing in the consolidated statements of cash flows

Total cash outflows from leases were €951,066 for the year ended December 31, 2020 (€945,169 for the year ended December 31, 2019).

Leases that the Company entered into as a lessee that have not yet begun as of December 31, 2020 will result in future cash outflows of €123,679 (December 31, 2019: €254,171).

Potential future cash outflows resulting from purchase options of €41,215 were not reflected in the measurement of the lease liabilities as of December 31, 2020, as the exercise of the respective options is not reasonably certain (December 31, 2019: €56,507).

Potential future cash outflows resulting from extension options of €6,407,955 were not reflected in the measurement of the lease liabilities as of December 31, 2020, as the exercise of the respective options is not reasonably certain (December 31, 2019: €6,691,551). The major part of these potential future cash outflows relates to extension options in real estate lease agreements, primarily for dialysis clinics in the North America Segment. Individual lease agreements include multiple extension options. The Company uses extension options to obtain a high degree of flexibility in performing its business. These extension options held are exercisable solely by the Company.

Potential future cash outflows resulting from termination options of €3,374 were not reflected in the measurement of the lease liabilities as of December 31, 2020, as the exercise of the respective options is not reasonably certain (December 31, 2019: €3,493).

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

On March 29, 2019, the Company entered into a non-prosecution agreement ("NPA") with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. The DOJ NPA is scheduled to terminate on August 2, 2022 and the dismissal of the SEC Order is scheduled to be on November 30, 2022. The Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor. Due to COVID-19 pandemic restrictions, the monitorship program faced certain delays, but the Company is working to have all its obligations under the resolution with the DOJ and SEC finalized in 2022.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and United States government investigations.

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

On October 30, 2020, Mexico's primary social security and health care agency filed a civil complaint in the United States District Court for the District of Massachusetts (Boston) asserting claims for common law fraud against the Company and FMCH. 2020 Civ. 11927-IT (E. D. Mass.). The allegations of the complaint rely on the Company's resolution under the FCPA. FMCH has been served and is proceeding to defend the litigation, initially by seeking dismissal based on improper venue and lack of jurisdiction. The Company has not been served.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Personal injury and related litigation, including litigation by certain state government agencies, involving FMCH's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. The matters remaining after judicial decisions favorable to FMCH and settlement, including most significantly the settlement in the federal multi-district personal injury litigation consummated in November 2017, do not present material risk. Accordingly, specific reporting on these matters has been discontinued.

FMCH's insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 (€179,284) of the settlement fund under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, FMCH's insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Discovery in the litigation is largely complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000 (€48,896). FMCH contests all of AIG's claims and submitted expert reports supporting rights to recover $108,000 (€88,012) from AIG, in addition to the $220,000 (€179,284) already funded. A trial date has not been set in the matter.

In August 2014, FMCH received a subpoena from the United States Attorney's Office ("USAO") for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator's qui tam complaint that gave rise to the investigation. United States ex rel. Martin Flanagan v. Fresenius Medical Care Holdings, Inc., 2014 Civ. 00665 (D. Maryland). The relator has served the complaint and litigation is proceeding. In response to FMCH's motion to dismiss the unsealed complaint, the relator filed an amended complaint on February 5, 2021 making broad allegations about financial relationships between FMCH and nephrologists.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 (€6,275) in overpayments on approximately twenty thousand "claims" submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation has been postponed because of COVID-19-related administrative issues and has been rescheduled for January 2022.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator – a special-purpose entity formed by law firms to pursue qui tam proceedings – has served its complaint and litigation is proceeding.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH's subsidiary Azura Vascular Care for a period beginning after FMCH's acquisition of American Access Care LLC ("AAC") in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. FMCH understands that this investigation is substantively independent of the $63,700 (€53,778) settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH believes that this investigation is no longer active as to FMCH and will cease reporting on it absent material developments.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. ("Shiel"), which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS's failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

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

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. Thereafter, FMCH cooperated in the investigation, the USAO declined to intervene in the relator's qui tam complaint that gave rise to the subpoena. On July 17, 2020, the relator filed a notice of dismissal without serving his complaint or otherwise pursuing his allegations and the court thereafter closed the case.

On April 8, 2019, United Healthcare initiated arbitration against FMCH alleging that FMCH unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United Healthcare's commercial plans, including Affordable Care Act exchange plans. FMCH denied and contested United's claims. On September 16, 2020, FMCH and United entered a settlement agreement requiring (1) certain amendments to contracts between United and FMCH governing terms and conditions for dialysis treatments to be performed by FMCH for United beneficiaries and (2) dismissal of the arbitrations with each party to bear its own costs and expenses.

In consideration of the prolonged absence of federal government activity, changes in administration, and resolution of the United Healthcare dispute, the Company believes that the previously reported matters involving charitable contributions do not present material risk. Accordingly, and absent new material developments, the Company will cease reporting on them.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning FMCH's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 (€53,778) settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 00943 (N.D. Tex.). FMCH is cooperating in the Nashville investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (see note 5), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications ("ANDA") with the U.S. Food and Drug Administration ("FDA") for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin's ANDA for

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN) in response to the companies' ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book. All cases involving Lupin as defendant were settled among the parties, thus terminating the corresponding court actions on December 18, 2020.

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

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed their position). The parties will proceed to discovery. The court has not yet set a date for trial in this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On May 22, 2020, CMS issued a final rule that, effective January 1, 2021, removes outpatient dialysis facilities from the time-and-distance standards applicable under the network adequacy rules for Medicare Advantage plans. On June 22, 2020, Dialysis Patient Citizens, a charitable patient advocacy organization, filed a lawsuit on behalf of all dialysis patients to challenge that rule, and on July 13, 2020, FMCH along with two other dialysis providers joined the lawsuit. Dialysis Patient Citizens, et al. v. Alex Azar, et al., U.S.D.C. D.C, 1:20-cv-01664. The plaintiffs sought to have the final rule regarding outpatient dialysis facilities vacated and to enjoin CMS from enforcing those provisions. On January 19, 2021, the court granted the defendant's motion to dismiss the case without prejudice.

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH is cooperating in the investigation.

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

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial. For further information regarding the Company's purchase commitments, see note 8 and note 10.

23.   Financial instruments

The following tables show the carrying amounts and fair values of the Company's financial instruments at December 31, 2020 and December 31, 2019:

Carrying amount and fair value of financial instruments
in € THOUS
	Carrying amount					Fair value
December 31, 2020	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	781,029	300,510	—	—	1,081,539	300,367	143	—
Trade accounts and other receivables from unrelated parties	3,080,770	—	—	72,275	3,153,045	—	—	—
Accounts receivable from related parties	91,438	—	—	—	91,438	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	1,130	1,130	—	1,130	—
Derivatives – not designated as hedging instruments	—	5,367	—	—	5,367	—	5,367	—
Equity investments	—	191,739	56,911	—	248,650	11,911	48,221	188,518
Debt securities	—	103,387	297,954	—	401,341	396,392	4,949	—
Other financial assets	195,926	—	—	108,830	304,756	—	—	—

Other current and non-current assets	195,926	300,493	354,865	109,960	961,244	—	—	—

Financial assets	4,149,163	601,003	354,865	182,235	5,287,266	—	—	—

Accounts payable to unrelated parties	731,993	—	—	—	731,993	—	—	—
Accounts payable to related parties	95,401	—	—	—	95,401	—	—	—
Short-term debt	79,270	—	—	—	79,270	—	—	—
Long-term debt	7,808,460	—	—	—	7,808,460	6,764,681	1,404,640	—
Lease liabilities	—	—	—	4,492,287	4,492,287	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	1,667	1,667	—	1,667	—
Derivatives – not designated as hedging instruments	—	39,281	—	—	39,281	—	39,281	—
Variable payments outstanding for acquisitions	—	66,359	—	—	66,359	—	—	66,359
Put option liabilities	—	—	—	882,422	882,422	—	—	882,422
Other financial liabilities	1,537,783	—	—	—	1,537,783	—	—	—

Other current and non-current liabilities	1,537,783	105,640	—	884,089	2,527,512	—	—	—

Financial liabilities	10,252,907	105,640	—	5,376,376	15,734,923	—	—	—

(1)
Highly liquid short-term investments are mainly categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments
in € THOUS
	Carrying amount					Fair value
December 31, 2019	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	841,046	166,677	—	—	1,007,723	166,677	—	—
Trade accounts and other receivables from unrelated parties	3,343,873	—	—	77,473	3,421,346	—	—	—
Accounts receivable from related parties	159,196	—	—	—	159,196	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	107	107	—	107	—
Derivatives – not designated as hedging instruments	—	2,406	—	—	2,406	—	2,406	—
Equity investments	—	186,273	50,975	—	237,248	13,110	41,084	183,054
Debt securities	—	107,988	261,833	—	369,821	365,170	4,651	—
Other financial assets	141,355	—	—	111,649	253,004	—	—	—

Other current and non-current assets	141,355	296,667	312,808	111,756	862,586	—	—	—

Financial assets	4,485,470	463,344	312,808	189,229	5,450,851	—	—	—

Accounts payable to unrelated parties	716,526	—	—	—	716,526	—	—	—
Accounts payable to related parties	118,663	—	—	—	118,663	—	—	—
Short-term debt	1,171,853	—	—	—	1,171,853	—	—	—
Long-term debt	7,905,557	—	—	—	7,905,557	5,555,475	2,537,932	—
Lease liabilities	—	—	—	4,705,038	4,705,038	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	2,534	2,534	—	2,534	—
Derivatives – not designated as hedging instruments	—	10,762	—	—	10,762	—	10,762	—
Variable payments outstanding for acquisitions	—	89,677	—	—	89,677	—	—	89,677
Put option liabilities	—	—	—	934,425	934,425	—	—	934,425
Other financial liabilities	1,414,464	—	—	—	1,414,464	—	—	—

Other current and non-current liabilities	1,414,464	100,439	—	936,959	2,451,862	—	—	—

Financial liabilities	11,327,063	100,439	—	5,641,997	17,069,499	—	—	—

(1)
Highly liquid short-term investments are categorized in level 1 of the fair value hierarchy. Cash and cash equivalents measured at amortized cost is not categorized.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of December 31, 2020. The Company accounts for transfers at the end of the reporting period. At September 30, 2019 the Company transferred its Humacyte investment with a carrying amount of €186,427 from Level 2 to Level 3, because the Company remeasured the fair value using a discounted cash flow model after events or changes in circumstances were identified that had a significant effect on the fair value of the investment.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables from unrelated parties, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. All equity investments for which changes in fair value are recorded in OCI relate to purchases of publicly traded shares or percentage ownership of companies in the health sciences or adjacent fields and are made up of individually non-significant investments. At December 31, 2020, the Company held 12 non-listed equity investments (December 31, 2019: 12) and 1 listed equity investment (December 31, 2019: 1). During 2020, gains of €11,385 were transferred from OCI to retained earnings as one investment was disposed of and another was fully consolidated during the year. There were no dividends recognized during 2020 and 2019 from these equity investments. If equity investments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate. The Company's listed and non-listed equity investments measured at FVOCI had the following fair values at December 31, 2020 and 2019:

Equity investments measured at FVOCI
in € THOUS
	2020	2019
Listed equity investments	11,911	13,110
Non-listed equity investments	45,000	37,865

Equity investments FVOCI	56,911	50,975

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI. The smaller part of debt securities does not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

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

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put options. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €63,362 is then compared to the total liabilities and the shareholder's equity of the Company. This analysis shows that an increase of 10% in the relevant earnings

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder's equity of the Company.

At December 31, 2020, 2019 and 2018 the Company's potential obligations under these put option liabilities, which are recorded in other current liabilities and other non-current liabilities, were €882,422, €934,425 and €818,871, respectively. At December 31, 2020, 2019 and 2018, put option liabilities with an aggregate purchase obligation of €395,759, €385,924 and €408,525, respectively, were exercisable. In the last three fiscal years ending December 31, 2020, 231 such put options have been exercised for a total consideration of €98,936.

Following is a roll forward of Level 3 financial instruments at December 31, 2020, 2019 and 2018:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS
	2020			2019			2018
	Equity investments	Variable payments outstanding for acquisitions	Put option liabilities	Equity investments	Variable payments outstanding for acquisitions	Put option liabilities	Variable payments outstanding for acquisitions	Put option liabilities
Beginning balance at January 1,	183,054	89,677	934,425	—	172,278	818,871	205,792	830,773
Transfer from Level 2	—	—	—	186,427	—	—	—	—
Increase	—	17,253	51,388	2,233	4,828	109,109	19,051	53,731
Decrease	—	(35,764)	(99,877)	—	(43,941)	(20,269)	(15,734)	(50,706)
Gain / loss recognized in profit or loss(1)	22,489	(1,996)	—	128	(41,537)	—	(36,327)	—
Gain / loss recognized in equity	—	—	73,993	—	—	14,523	—	(48,075)
Dividends	—	—	—	—	—	—	—	—
Foreign currency translation and other changes	(17,025)	(2,811)	(77,507)	(5,734)	(1,951)	12,191	(504)	33,148

Ending balance at December 31,	188,518	66,359	882,422	183,054	89,677	934,425	172,278	818,871

(1)
Includes realized and unrealized gains / losses.

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

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company's General Partner. On a quarterly basis, the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low (as the counterparties are generally investment grade). The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

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

At December 31, 2020 and December 31, 2019, the Company had €6,452 and €2,108 of derivative financial assets subject to netting arrangements and €40,724 and €12,355 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €1,192 and €137 as well as net liabilities of €35,464 and €10,384 at December 31, 2020 and December 31, 2019, respectively.

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

The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled €134,637 and €115,263 at December 31, 2020 and December 31, 2019, respectively. At December 31, 2020, the Company had foreign exchange derivatives with maturities of up to 14 months. Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the interest and foreign exchange derivatives matched mainly the critical terms of the underlying exposures.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. The notional amounts of economic hedges totaled €1,537,416 and €626,585 at December 31, 2020 and December 31, 2019, respectively.

The Company uses a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability distributions based on historical volatilities and correlations of the preceding 250 business days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio's risk exposure is generally less than the sum total of the underlying individual risks. Based on a net exposure of €1,565,589, the Company's CFaR amounts to €59,557 at December 31, 2020, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €59,557.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows the average hedging rate and the nominal amount of the foreign exchange forward contracts for the currencies with highest hedging volume at December 31, 2020:

Significant currency pairs
in € THOUS
	Nominal amount	Average hedging rate
EUR/USD	988,595	1.1902
EUR/AUD	212,264	1.6303
EUR/GBP	58,273	0.9041

Interest rate risk management

The Company's interest rate risks mainly arise from money market and capital market transactions of the group for financing its business activities.

For purposes of analyzing the impact of changes in the relevant reference interest rates on the Company's results of operations, the Company calculates the portion of financial debt which bears variable interest rate and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular part of its liabilities, the Company assumes an increase in the Reference Rates of 0.5% compared to the actual rates as of the balance sheet date. The corresponding additional annual interest expense is then compared to the Company's net income. This analysis shows that an increase of 0.5% in the relevant Reference Rates would have an effect of less than 1% on the consolidated net income and less than 0.1% on the shareholder's equity of the Company.

In addition, the Company also entered into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2020 and December 31, 2019, the Company had €7,572 and €9,249, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

Derivative financial instruments valuation

The following table shows the carrying amounts of the Company's derivatives at December 31, 2020 and December 31, 2019:

Derivative financial instruments valuation
in € THOUS
	2020		2019
	Assets	Liabilities	Assets	Liabilities
Current
Foreign exchange contracts	1,103	(1,642)	107	(2,484)
Non-current
Foreign exchange contracts	27	(25)	—	(50)

Derivatives in cash flow hedging relationships	1,130	(1,667)	107	(2,534)

Current
Foreign exchange contracts	5,367	(39,281)	2,406	(10,762)

Non-current
Derivatives not designated as hedging instruments	5,367	(39,281)	2,406	(10,762)

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

The effect of financial instruments on the consolidated statements of income

The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €41,137 (2019: €59,448), interest expense of €407,065 (2019: €486,039) as well as expected credit losses of €28,302 (2019: €42,315).

In the fiscal year 2020 net losses from foreign currency transactions amount to €15,919 (2019: net losses €4,901).

The following table shows the effect of derivatives in cash flow hedging relationship on the consolidated financial statement:

The effect of derivatives in cash flow hedging relationships on the consolidated financial statements in € THOUS
	Fair value gain (loss) recognized in AOCI on hedging instrument (hedge reserve)	Fair value gain (loss) recognized in AOCI on hedging instrument (cost of hedging)	Location of reclassified amounts from AOCI	Amount reclassified from hedge reserve	Amount reclassified from cost of hedging
For the year ended December 31, 2020
Interest rate contracts	—	—	Interest income/expense	1,249	—
Foreign exchange contracts	6,123	(2,062)	thereof:
			Revenue	(4,612)	1,990
			Costs of revenue	(2,662)	3,085
			Inventories	(286)	(46)

Total	6,123	(2,062)		(6,311)	5,029

For the year ended December 31, 2019
Interest rate contracts	(12,807)	—	Interest income/expense	2,753	—
Foreign exchange contracts	(3,189)	(1,473)	thereof:
			Revenue	1,331	1,480
			Costs of revenue	2,509	(1,913)
			Inventories	(269)	(55)

Total	(15,996)	(1,473)		6,324	(488)

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
		2020	2019
Foreign exchange contracts	Selling, general and administrative expenses	48,925	7,686
Foreign exchange contracts	Interest income/expense	3,800	16,491
Derivatives embedded in the Convertible Bonds	Interest income/expense	—	(11,820)
Share Options to secure the Convertible Bonds	Interest income/expense	—	11,820

Derivatives not designated as hedging instruments		52,725	24,177

The following table shows when the cash flow from derivative financial instruments is expected to occur:

Cash Flow from derivative financial instruments
in € THOUS
	Expected in period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2020
Designated as hedging instrument	(539)	2	—	—
Not designated as hedging instrument	(33,914)	—	—	—
2019
Designated as hedging instrument	(2,377)	(50)	—	—
Not designated as hedging instrument	(8,356)	—	—	—

Credit risk

The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty fails to meet its obligations as the counterparties are highly rated financial institutions (generally investment grade). The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €6,497 at December 31, 2020 (2019: €2,513). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all financial assets. In order to control this credit risk, the Company's management carries out an aging analysis of trade accounts and other receivables from unrelated parties. For details on the aging analysis and on expected credit losses, please see note 7.

Liquidity risk

The liquidity risk is defined as the risk that a company is potentially unable to meet its financial obligations. The Management of the Company manages the liquidity of the group by means of effective working capital and cash management as well as an anticipatory evaluation of refinancing alternatives. The Company's management believes that existing credit facilities, net cash provided by operating activities and additional short-term debt are sufficient to meet the Company's foreseeable demand for liquidity (see note 13).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows all non-discounted payments agreed by contract concerning financial liabilities and derivative financial instruments recorded in the consolidated balance sheets:

Payments agreed by contracts
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2020
Accounts payable to unrelated parties	731,993	1	—	—
Accounts payable to related parties	95,401	—	—	—
Other current financial liabilities	1,537,782	—	—	—
Short-term debt(1)	79,270	—	—	—
Amended 2012 Credit Agreement(2)	138,326	1,043,542	—	—
Bonds	976,211	1,416,985	987,015	4,031,570
Other long-term debt	53,097	66,310	70,339	48,332
Lease liabilities(1)	735,890	1,375,720	1,026,391	2,053,642
Variable payments outstanding for acquisitions	19,313	18,687	28,261	8,273
Put option liabilities	645,784	102,142	93,357	74,648
Letters of credit	11,091	—	—	—
Derivative financial instruments – in cash flow hedging relationships	1,642	25	—	—
Derivative financial instruments – not designated as hedging instrument	39,281	—	—	—
2019
Accounts payable to unrelated parties	716,526	—	—	—
Accounts payable to related parties	118,663	—	—	—
Other current financial liabilities	1,414,464	—	—	—
Short-term debt(1)	1,171,853	—	—	—
Amended 2012 Credit Agreement(2)	577,115	1,424,798	—	—
Bonds and Convertible Bonds	1,004,042	1,686,586	1,109,894	2,166,434
Accounts Receivable Facility(2)	7,518	387,468	—	—
Other long-term debt	68,078	66,531	74,131	49,467
Lease liabilities(1)	789,145	1,479,119	1,112,401	2,190,926
Variable payments outstanding for acquisitions	34,253	26,710	26,325	9,503
Put option liabilities	654,963	114,950	136,163	69,190
Letters of credit	21,893	—	—	—
Derivative financial instruments – in cash flow hedging relationships	2,484	50	—	—
Derivative financial instruments – not designated as hedging instrument	10,762	—	—	—

(1)
Includes amounts from related parties.

(2)
Future interest payments for financial liabilities with variable interest rates were calculated using the latest interest rates fixed prior to December 31, 2020 and 2019.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

24.   Other comprehensive income (loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2020, 2019, and 2018 are as follows:

Other comprehensive income (loss)
in € THOUS
	2020			2019			2018
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
Equity method investees – share of OCI	58,166	—	58,166	—	—	—	—	—	—
FVOCI equity investments	19,439	(2,326)	17,113	—	—	—	—	—	—
Actuarial gain (loss) on defined benefit pension plans	4,176	(1,191)	2,985	(99,613)	30,245	(69,368)	(28,070)	7,713	(20,357)
Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment	(1,359,397)	—	(1,359,397)	263,835	—	263,835	327,317	—	327,317
FVOCI debt securities	29,096	(5,048)	24,048	—	—	—	—	—	—
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedging reserve during the period	6,123	(1,839)	4,284	(15,996)	3,892	(12,104)	4,924	(1,301)	3,623
Cost of hedging	(2,062)	608	(1,454)	(1,473)	460	(1,013)	(2,244)	603	(1,641)
Reclassification adjustments	(1,282)	482	(800)	5,836	(1,678)	4,158	20,880	(6,036)	14,844

Total other comprehensive income (loss) relating to cash flow hedges	2,779	(749)	2,030	(11,633)	2,674	(8,959)	23,560	(6,734)	16,826

Other comprehensive income (loss)	(1,245,741)	(9,314)	(1,255,055)	152,589	32,919	185,508	322,807	979	323,786

25.   Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2020, 2019 and 2018:

Details for net cash provided by (used in) investing activities in € THOUS
	2020	2019	2018
Details for acquisitions
Assets acquired	(337,300)	(2,639,432)	(360,375)
Liabilities assumed	41,761	260,120	21,122
Put option liabilities	26,801	72,151	11,901
Noncontrolling interests	10,339	65,217	45,319
Non-cash consideration	33,804	26,637	28,530

Cash paid	(224,595)	(2,215,307)	(253,503)
Less cash acquired	9,759	55,210	3,538

Net cash paid for acquisitions	(214,836)	(2,160,097)	(249,965)

Cash paid for investments	(10,899)	(23,290)	(109,948)
Cash paid for intangible assets	(33,250)	(37,972)	(85,103)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(258,985)	(2,221,359)	(445,016)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed(1)	14,608	43,317	1,532,724
Cash received from repayment of loans	—	—	79

Proceeds from divestitures	14,608	43,317	1,532,803

(1)
In 2018, cash received from sale of subsidiaries or other businesses, less cash disposed included a cash payment of €142,593 relating to tax payments in connection with the divestiture of Sound.

In connection with divestitures which occurred during 2018, the Company divested, in aggregate, assets, excluding cash, of €1,100,315, liabilities of €296,857, put option liabilities of €469 and noncontrolling interests of €16,540.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2020:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
	January 1, 2020	Cash Flow	Acquisitions (net of divestitures)	Foreign currency translation	Amortization of debt issuance costs	Other(1)	December 31, 2020
Short-term debt from unrelated parties	1,149,988	(1,091,410)	4,093	(3,431)	—	3,710	62,950
Short-term debt from related parties	21,865	(5,469)	—	—	—	(76)	16,320
Long-term debt (excluding Accounts Receivable Facility)(2)	7,525,987	557,433	22,644	(309,632)	10,466	1,562	7,808,460
Accounts Receivable Facility	379,570	(373,840)	—	(6,385)	655	—	—
Lease liabilities from unrelated parties	4,582,092	(683,614)	(9,583)	(349,656)	—	813,028	4,352,267
Lease liabilities from related parties	122,946	(20,185)	—	(169)	—	37,428	140,020

(1)
Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties.

(2)
Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €22,746.

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2019:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
	January 1, 2019(1)	Cash Flow	Acquisitions (net of divestitures)	Foreign currency translation	Amortization of debt issuance costs	Other(2)	December 31, 2019
Short-term debt from unrelated parties	1,205,294	(70,398)	14,611	618	—	(137)	1,149,988
Short-term debt from related parties	188,900	(167,111)	—	—	—	76	21,865
Long-term debt (excluding Accounts Receivable Facility)(3)	6,115,890	1,285,603	22,815	85,424	15,147	1,108	7,525,987
Accounts Receivable Facility	—	381,430	—	(2,435)	575	—	379,570
Lease liabilities from unrelated parties	4,451,081	(671,403)	2,141	81,817	—	718,456	4,582,092
Lease liabilities from related parties	137,494	(16,340)	—	35	—	1,757	122,946

(1)
Line item "Long-term Debt (excluding Accounts Receivable Facility)" as of December 31, 2018, was labeled as "Long-term debt and capital lease obligations (excluding Accounts Receivable Facility)" and included liabilities from capital leases in accordance with IAS 17 of €36,144; As of January 1, 2019, these liabilities have been transferred to the line item "Lease liabilities". Furthermore, upon the initial application of IFRS 16 as of January 1, 2019, Lease liabilities from unrelated parties of €4,414,937 and Lease liabilities from related parties of €137,494 were recognized.

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

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes taxes are outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance as well as certain legal costs, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company's global research and development as well as its Global Medical Office (as of January 1, 2020), which seeks to standardize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities ("Corporate") do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2020, 2019 and 2018 is set forth below:

Segment and corporate information
in € THOUS
	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Total Segment	Corporate(1)	Total
2020
Revenue from health care services	11,060,231	1,364,976	876,036	484,930	13,786,173	24,416	13,810,589
Revenue from health care products	1,094,828	1,363,820	969,674	196,445	3,624,767	15,228	3,639,995

Revenue from contracts with customers	12,155,059	2,728,796	1,845,710	681,375	17,410,940	39,644	17,450,584
Other revenue external customers	323,361	33,792	48,468	2,858	408,479	—	408,479

Revenue external customers	12,478,420	2,762,588	1,894,178	684,233	17,819,419	39,644	17,859,063
Inter – segment revenue	28,753	5,933	239	304	35,229	(35,229)	—

Revenue	12,507,173	2,768,521	1,894,417	684,537	17,854,648	4,415	17,859,063

Operating income	2,119,737	411,674	343,632	(156,555)	2,718,488	(414,079)	2,304,409

Interest							(368,019)

Income before income taxes							1,936,390
Depreciation and amortization	(997,509)	(191,204)	(110,400)	(35,731)	(1,334,844)	(252,025)	(1,586,869)
Impairment loss	(1,231)	(2,266)	(1,065)	(194,468)	(199,030)	—	(199,030)
Income (loss) from equity method investees	87,493	4,237	2,950	18	94,698	(180)	94,518
Total assets	21,358,156	3,879,386	2,830,867	724,124	28,792,533	2,896,503	31,689,036
thereof investment in equity method investees	413,401	215,650	105,661	26,401	761,113	—	761,113
Additions of property, plant and equipment, intangible assets and right-of-use assets	1,162,847	249,401	143,939	50,682	1,606,869	395,654	2,002,523
2019
Revenue from health care services	10,907,934	1,354,220	861,963	499,202	13,623,319	—	13,623,319
Revenue from health care products	1,023,462	1,298,723	930,057	206,434	3,458,676	20,141	3,478,817

Revenue from contracts with customers	11,931,396	2,652,943	1,792,020	705,636	17,081,995	20,141	17,102,136
Other revenue external customers	263,777	40,530	66,750	3,362	374,419	—	374,419

Revenue external customers	12,195,173	2,693,473	1,858,770	708,998	17,456,414	20,141	17,476,555
Inter-segment revenue	3,067	686	504	251	4,508	(4,508)	—

Revenue	12,198,240	2,694,159	1,859,274	709,249	17,460,922	15,633	17,476,555

Operating income	1,794,101	448,062	328,996	42,508	2,613,667	(344,109)	2,269,558

Interest							(429,444)

Income before income taxes							1,840,114
Depreciation and amortization	(992,526)	(188,580)	(98,599)	(33,352)	(1,313,057)	(240,351)	(1,553,408)
Impairment loss	(36,411)	(3,341)	—	—	(39,752)	—	(39,752)
Income (loss) from equity method investees	75,941	(4,414)	2,551	1,152	75,230	(1,551)	73,679
Total assets	21,700,202	4,058,523	2,852,271	917,184	29,528,180	3,406,555	32,934,735
thereof investment in equity method investees	400,514	171,704	99,815	24,839	696,872	—	696,872
Additions of property, plant and equipment, intangible assets and right-of-use assets	1,097,517	212,282	190,591	36,595	1,536,985	356,934	1,893,919
2018
Revenue from health care services	10,503,816	1,274,015	776,005	489,441	13,043,277	—	13,043,277
Revenue from health care products	844,147	1,285,470	851,710	193,453	3,174,780	14,736	3,189,516

Revenue from contracts with customers	11,347,963	2,559,485	1,627,715	682,894	16,218,057	14,736	16,232,793
Other revenue external customers	221,769	27,073	61,638	3,600	314,080	—	314,080

Revenue external customers	11,569,732	2,586,558	1,689,353	686,494	16,532,137	14,736	16,546,873
Inter – segment revenue	1,609	304	633	240	2,786	(2,786)	—

Revenue	11,571,341	2,586,862	1,689,986	686,734	16,534,923	11,950	16,546,873

Operating income	2,665,187	398,683	303,956	28,848	3,396,674	(358,876)	3,037,798

Interest							(301,062)

Income before income taxes							2,736,736
Depreciation and amortization	(377,836)	(116,384)	(45,475)	(22,344)	(562,039)	(162,808)	(724,847)
Impairment loss	—	(64,719)	—	—	(64,719)	—	(64,719)
Income (loss) from equity method investees	75,279	(4,322)	2,125	264	73,346	—	73,346
Total assets	16,936,646	3,612,800	2,322,284	719,334	23,591,064	2,651,204	26,242,268
thereof investment in equity method investees	348,096	178,886	98,741	24,057	649,780	—	649,780
Additions of property, plant and equipment and intangible assets	598,988	158,974	53,962	26,894	838,818	316,147	1,154,965

(1)
Includes inter – segment consolidation adjustments.

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

Geographic presentation
in € THOUS
	Germany	North America	Rest of the world	Total
2020
Revenue external customers	493,436	12,478,420	4,887,207	17,859,063
Long-lived assets	1,202,528	17,878,746	4,325,335	23,406,609
2019
Revenue external customers	474,750	12,195,173	4,806,632	17,476,555
Long-lived assets	1,311,786	19,112,827	4,335,569	24,760,182
2018
Revenue external customers	426,327	11,569,732	4,550,814	16,546,873
Long-lived assets	948,355	13,260,913	3,290,930	17,500,198

27.   Subsequent events

The bonds issued by Fresenius Medical Care US Finance, Inc. in the amount of $650,000 (€472,889 as of the date of issuance on February 3, 2011) were redeemed at maturity on February 15, 2021. Additionally, the bonds issued by Fresenius Medical Care Finance VII S.A. on February 3, 2011 in the amount of €300,000 were redeemed at maturity on February 15, 2021.

No further significant activities have taken place subsequent to the balance sheet date December 31, 2020 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company's structure, management, legal form or personnel.

28.   Compensation of the Management Board and the Supervisory Board

Compensation of the Management Board of the General Partner

The total compensation of the members of the Management Board of Fresenius Medical Care Management AG for the fiscal year 2020 amounted to €27,853 (2019: €24,773) and consisted of non-performance-based compensation (including fringe benefits) in the total amount of €9,942 (2019: €7,122), short-term performance-based compensation in the total amount of €8,069 (2019: €7,869) and components with long-term incentive effects (multi-year variable compensation) in the total amount of €9,842 (2019: €9,782). Components with long-term incentive effects, which were granted in or for the fiscal year 2019, include exclusively share-based compensation with cash settlement.

Under the MB LTIP 2020, in the fiscal year 2020, a total of 159,607 Performance Shares (2019: 114,999 under the MB LTIP 2019) were granted to the members of the Management Board of Fresenius Medical Care Management AG. The fair value of the Performance Shares granted in November of the fiscal year 2020 was on the grant date €61.27 (2019: €62.10 for Performance Shares granted in July and €60.58 for Performance Shares granted in December each under the MB LTIP 2019) each for grants denominated in euro and $72.17 (€61.94) (2019: $69.71 (€62,69) for Performance Shares granted in July under the MB LTIP 2019) for grants denominated in U.S. dollars.

Based on the target achievement in the fiscal year 2020, in addition to the Performance Shares granted under the MB LTIP 2020, the Management Board members of Fresenius Medical Care Management AG were not entitled (2019: €2,623) to further share-based compensation with cash settlement (so-called Share Based Award) because the Share Based Award was granted for the last time in 2019.

At the end of fiscal year 2020, the members of the Management Board of Fresenius Medical Care Management AG being in office on December 31 of the fiscal year held a total of 397,515 Performance

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Shares (2019: 314,313) and no Phantom Stock (2019: 23,336). In addition, they held a total of 465,308 stock options at the end of the fiscal year 2020 (2019: 452,989 stock options).

As of December 31, 2020, aggregate pension obligations, in accordance with IAS 19, of €28,334 (December 31, 2019: €24,252) existed relating to existing pension commitments. In the fiscal year 2020, the appropriation to the pension reserves amounted to €4,082 (2019: €6,751).

In accordance with applicable legal provisions, no loans or advance payments for future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG in the fiscal year.

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

Mr. Michael Brosnan was a member of the Management Board until the end of October 31, 2019. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from November 1, 2019 to December 31, 2020 that he will receive a base salary of $850 (€744) p.a. (pro rata for the period from November 1, 2019 to December 31, 2019). In the fiscal year, Mr. Michael Brosnan received fringe benefits in the form of reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits, contributions to pension, accident, life and health insurances and housing, rent and relocation supplements as well as tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and a car allowance in the total amount of $257 (€225) (2019: $17 (€15) for the period from November 1, 2019 to December 31, 2019). Additionally, Mr. Michael Brosnan participated in the U.S.-based 401(k) savings plan until December 31, 2020. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan also received an amount equivalent to 30% of his base salary. The compensation components granted to Mr. Michael Brosnan under the LTIP 2016, the MB LTIP 2019 and in the form of Share Based Awards are payable or exercisable in accordance with the respective plan conditions. As of January 1, 2021, Mr. Michael Brosnan receives an annual compensation for the agreed post-employment non-competition covenant in the amount of $553 (€451) p.a. for a period of two years. It was agreed with Mr. Michael Brosnan that he is entitled to receive a retirement pension on the basis of the individual contractual pension commitment of Fresenius Medical Care Management AG in the annual amount of $405 (€330) from January 1, 2021. The compensation for the agreed post-employment non-competition covenant is credited against the retirement pension.

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €35 p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in form of Share Based Awards are payable or can be exercised, as the case may be, upon the relevant regular vesting date in accordance with the respective plan conditions. As of the completion of the age of 65, Mr. Dominik Wehner will receive a company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG.

Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received an annual non-compete compensation from February 17, 2017 for a period of two years; this compensation amounted in the fiscal year to €0 (2019: €90). It was also agreed with him that, after the end of his service agreement, he would act as an advisor to National Medical Care, Inc. from August 14, 2017 until the end of August 13, 2019. The consideration granted for such services (including reimbursement of expenses) amounts to €0 (2019: €167) for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a company-funded retirement pension of $146 (€119) per year.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 (2019: €274) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 in the fiscal year (2019: €355).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, who was the Chairman of the Management Board until December 31, 2012, for the period from January 1, 2013 to December 31, 2021. Under this consulting agreement, Dr. Ben Lipps provides consulting services on certain fields and within a specified time frame and is subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounted for 2019 to €568. An amendment to the agreement was made in 2019 which provides for a one-off payment of €1,129 for the remaining term of the agreement. This payment, too, was made in 2019. All payments for services to be performed by him under the consulting agreement have thus been made.

Former members of the Management Board of Fresenius Medical Care Management AG did not receive any compensation in the fiscal year other than mentioned herein, whereupon the total compensation amounted to €629 (2019: €2,984). As of December 31 of the fiscal year 2020, pension obligations, according to IAS 19, towards this group of persons exist in an amount of €36,587 (December 31, 2019: €37,373).

A post-employment non-competition covenant was agreed by all members of the Management Board of Fresenius Medical Care Management AG. If such covenant becomes applicable, the members of the Management Board for a period of up to two years shall receive compensation amounting to half of their respective annual base salaries for each year of application of the non-competition covenant. The service agreements of the members of the Management Board contain no express provisions that are triggered by a change of control.

The service agreements concluded with the members of the Management Board provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years' compensation and may not compensate more than the remaining term of the service agreement. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If Fresenius Medical Care Management AG terminates the service agreement for good cause or would be entitled to do so, no severance payments are made.

On the basis of the plan conditions of the MB LTIP 2020, the MB LTIP 2019 and the LTIP 2016 and in accordance with the service agreements concluded with the Management Board members, variable compensation components that have already been earned and paid may be reclaimed, in particular in case of relevant violations of internal guidelines or undutiful conduct (Clawback).

Compensation of the Supervisory Board

In the fiscal year the total compensation fees to all members of the Supervisory Board of FMC-AG & Co. KGaA amounted to €669 (2019: €626). This includes a fixed compensation of €463 (2019: €439) and compensation components for the work in the Committees of €206 (2019: €187). For the fiscal year, no entitlement to a payment of variable performance-related compensation (2019: €0) was achieved. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are entitled to receive an attendance fee in the amount of $3.5 (€2.9).

The compensation of the supervisory board of the Fresenius Medical Care Management AG and the compensation of its Committees was, in compliance with article 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA, charged to FMC-AG & Co. KGaA. In the fiscal year the total compensation for the members of the supervisory board of the Fresenius Medical Care Management AG amounted to €943 (2019: €937). This includes fixed compensation components for the work in the supervisory board in the amount of €425 (2019: €432) and compensation components for the work in the Committees of €518 (2019: €

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

505). For the fiscal year, no entitlement to a payment of variable performance-related compensation (2019: €0) was achieved.

For the benefit of the members of the Supervisory Board of FMC-AG & Co. KGaA a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

29.   Principal accountant fees and services

At our AGM on August 27, 2020, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft ("PwC"), Frankfurt am Main, was approved to serve as our new independent accountants beginning with the 2020 fiscal year, thereby replacing KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), Berlin, as the Company's auditors.

In 2020, 2019 and 2018, fees for the auditors and their affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
	2020		2019		2018
Audit fees – PwC	9,386	1,608	—	—	—	—
Audit fees – KPMG	455	—	10,113	1,665	7,845	1,322
Audit-related fees – PwC	510	394	—	—	—	—
Audit-related fees – KPMG	87	45	615	525	320	316
Tax fees – PwC	951	54	—	—	—	—
Tax fees – KPMG	310	—	318	—	1,069	115
Other fees – PwC	5,236	5,236	—	—	—	—
Other fees – KPMG	42	—	41	—	251	234

Audit fees are the aggregate fees billed by the Company's auditors for the audit of the Company's consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees.

Audit-related fees are fees charged by the Company's auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under audit fees. This category mainly comprises fees billed by PwC for comfort letters, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. Fees billed by KPMG comprises fees for comfort letters, consultation on accounting issues, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

Tax fees are fees for professional services rendered by PwC for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, as well as support services related to tax audits. Tax fees billed by KPMG comprises fees for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits.

In 2020, other fees include amounts related to services from PwC, mainly in regard to corporate governance. Prior to 2020, other fees included amounts related to services from KPMG in regard to the harmonization of the IT-landscape as well as amounts related to supply chain consulting fees.

Fees billed by the Company's auditors for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Item 19.    Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the "Registrant") is filing the following exhibits:

1.1	Convenience translation of the Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 1.1. to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2019).
2.1	Description of Securities (filed herewith).
2.2
Amended and Restated Deposit Agreement dated as of April 30, 2018 between The Bank of New York Mellon and the Registrant relating to ordinary share ADSs (incorporated by reference to Exhibit 2.1 to the Registrant's Report on Form 6-K for the month of May 2018, furnished May 3, 2018).
2.3
Form of American Depositary Receipt for American Depositary Shares representing ordinary shares (incorporated by reference to Exhibit A to the Amended and Restated Deposit Agreement dated as of April 30, 2018 included as Exhibit 2.1 to the Registrant's Report on Form 6-K for the month of May 2018, furnished on May 3, 2018).
2.4
Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors (incorporated by reference to Exhibit 2.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).
2.5
Amendment to the Pooling Agreement dated September 28, 2016 by and between Fresenius SE & Co. KGaA (formerly called Fresenius AG), Fresenius Medical Care Management AG acting for itself and in its capacity as general partner of Fresenius Medical Care AG & Co. KGaA, Mr. William P. Johnston in his capacity as a GP Independent Director and Mr. Rolf A. Classon in his capacity as a GP Independent Director (incorporated by reference to Exhibit 2.3 to the Registrant's Report on Form 6-K for the month of October 2016, furnished October 27, 2016).
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
2.7
Form of Note Guarantee for 5 7/8% Senior Notes due 2022 (included in Exhibit 2.10) (incorporated by reference to Exhibit 2.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.8
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
2.9
Form of Note Guarantee for 4.75% Senior Notes due 2024 (included in Exhibit 2.12) ((incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.10
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
2.11
Indenture (including the Guarantee set forth therein) dated as of September 16, 2020 by and among Fresenius Medical Care US Finance III, Inc., the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 2.375% Notes due 2031 of Fresenius Medical Care US Finance III, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's report on Form 6-K for the month of October 2020, furnished October 29, 2020).

2.12	Final Terms dated July 9, 2018 for EUR 500,000,000 Fixed Rate Euro-Denominated Bonds due 2025 (incorporated by reference to Exhibit 2.24 to the Registrant's Report on Form 6-K for the month of October 2018, furnished October 30, 2018).
2.13
Final Terms dated November 27, 2019 for EUR 650,000,000 0.250% Fixed Rate Euro-Denominated Bonds due 2023 (incorporated by reference to Exhibit 2.20 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).
2.14
Final Terms dated November 27, 2019 for EUR 600,000,000 0.625% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 2.21 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).
2.15
Final Terms dated November 27, 2019 for EUR 550,000,000 1.250% Fixed Rate Euro-Denominated Bonds due 2029 (incorporated by reference to Exhibit 2.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).
2.16
Final Terms dated May 27, 2020 for EUR 750,000,000 1.500% Fixed Rate Euro-Denominated Bonds due 2030 (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of July 2020, furnished July 30, 2020).
2.17
Final Terms dated May 27, 2020 for EUR 500,000,000 1.000% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of July 2020, furnished July 30, 2020).
2.18
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
2.19
Amendment No. 1 dated November 25, 2014 to Credit Agreement (incorporated by reference to Exhibit 2.31 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.20
Amendment No. 2 dated July 11, 2017 to the 2012 Credit Agreement (incorporated by reference to Exhibit 2.34 to the Registrant's Report on Form 6-K for the month of November 2017, furnished November 2, 2017).
2.21
Amendment No. 3 dated February 11, 2020 to the 2012 Credit Agreement (incorporated by reference to Exhibit 4.15 to the Registrant's Report on Form 6-K for the month of May 2020, furnished May 6, 2020).
2.22
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
2.24
Amendment No. 2 dated December 20, 2018 to Seventh Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 2.29 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2018, filed February 20, 2019).
2.25
Amendment No. 3 dated as of March 13, 2020 to the Seventh Amended and Restated Transfer and Administration Agreement dated as of November 24, 2014 (incorporated by reference to Exhibit 4.16 to the Registrant's Report on Form 6-K for the month of May 2020, furnished May 6, 2020).

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
2.30
Amendment No. 4 dated as of March 13, 2020 to Second Amended and Restated Receivables Purchase Agreement dated as of January 17, 2013 (incorporated by reference to Exhibit 4.17 to the Registrant's Report on Form 6-K for the month of May 2020, furnished May 6, 2020).
2.31
Fourth Amended and Restated Loan Note dated March 10, 2020, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA or its specified subsidiary as lender ((incorporated by reference to Exhibit 4.18 to the Registrant's Report on Form 6-K for the month of May 2020, furnished May 6, 2020)
4.1
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
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
4.7
General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between FMC-AG and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant's Report on Form 6-K for the month of July 2013, filed July 30, 2013).
4.8
Non-Prosecution Agreement with the U.S. Department of Justice dated February 25, 2019 (incorporated by references to Exhibit 4.15 to the Registrant's Report on Form 6-K for the month of May 2019, furnished May 2, 2019)
4.9
Corrected Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing a Cease-And-Desist Order from the U.S. Securities and Exchange Commission (incorporated by references to Exhibit 4.16 to the Registrant's Report on Form 6-K for the month of May 2019, furnished May 2, 2019)
4.10	English convenience translation of the Fresenius Medical Care Long-Term Incentive Plan 2019, as amended (filed herewith)

4.11	English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2019 (incorporated by references to Exhibit 4.17 to the Registrant's Report on Form 6-K for the month of October 2019, furnished October 31, 2019)
4.12
Fresenius Medical Care AG & Co. KGaA NxStage Long-Term Incentive Plan (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).
4.13	English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 (filed herewith).
4.14	Lease Agreement for Office Facilities dated January 1, 2017 by and between Fresenius SE & Co. KGaA and FMC-AG and Fresenius Medical Care Deutschland GmbH (filed herewith).
4.15	Lease Agreement for Office Facilities dated June 1, 2020 by and between Fresenius SE & Co. KGaA and Fresenius Medical Care Deutschland GmbH (filed herewith).
8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company – Organizational structure."
11.1
Code of Business Conduct. A copy of the Registrant's revised Code of Ethics and Business Conduct is available on the Registrant's web site at: https://www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/
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
14.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm (filed herewith).
14.2	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm (filed herewith)
101
The following financial statements as of and for the twelve-month period ended December 31, 2020 from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) notes to consolidated financial statements (filed herewith).