Form 20-F
period 2021-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2022-02-22
CIK 1333141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares, no par value: 293,004,339

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.       ☐

†      The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐    U.S. GAAP

☒    International Financial Reporting Standards as issued by the International Accounting Standards Board

☐    Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐    Item 17

☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

i

Certain defined terms

In this report, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, “Information on the Company – History and development of the Company – History” below and to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis after the transformation; (2) “we”, “us” and “our” refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of legal form and “FMC-AG & Co. KGaA” refers to the Company as a German partnership limited by shares after the transformation and (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our shares as of February 15, 2022, 32.2% based on 293,004,339 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. Each of “Management AG”, “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC-AG & Co. KGaA. “Ordinary shares” refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as “shares.” The term “North America Segment” refers to our North America operating segment; the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to our Asia-Pacific operating segment, and the term “Latin America Segment” refers to our Latin America operating segment. The term “Corporate” includes certain headquarters’ overhead charges, including accounting and finance, centrally managed production, production asset management, quality and supply chain management, procurement related to production as well as research and development and our Global Medical Office function, which seek to optimize medical treatments and clinical processes within the Company. The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. All references in this report to the notes to our financial statements are to the notes to the consolidated financial statements included in this report.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States (“U.S.”) Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, “ACA”) that could result from future efforts to revise or repeal the ACA;

●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar 2) as well as potential U.S. tax reform, and government regulation as well as, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (“FCPA”) including our non-prosecution agreement with the U.S. Department of Justice (“DOJ”) and the cease and desist order of the U.S. Securities and Exchange Commission (“SEC”), the Food, Drug and Cosmetic Act, antitrust and competition laws in the countries and localities in which we operate, and outside the U.S., inter alia, the European Union (“EU”) Medical Device Regulation, which became applicable as of May 26, 2021, the EU General Data Protection Regulation, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;
●	the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;
●	the impact of the on-going worldwide severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (“COVID-19”) pandemic, including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, both of which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, supply chain, business and operations, the uncertainties arising from the development of variants of COVID-19, consequences of an economic downturn resulting from the impacts of COVID-19 and evolving guidelines and requirements regarding vaccine mandates for our employees and the use of government provided COVID-19 related relief and any additional economic relief legislation that may be passed in the countries in which we operate;
●	the outcome of government and internal investigations as well as litigation;
●	product liability risks;
●	our ability to continue to grow our health care services and products businesses, including through acquisitions, and to implement our strategy targeting the entire renal care continuum;
●	our ability to attract and retain skilled employees and personnel shortages which have increased in light of the COVID-19 pandemic and vaccine mandates for certain workers, and risks that personnel shortages and competition for labor, as well as legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs, decreases in productivity and partial suspension in operations;
●	the impact of currency and interest rate fluctuations;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions;
●	the increase in raw material, energy, labor and other costs (including an impact from these cost increases on our cost savings initiatives) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that reduce the progression of chronic kidney disease;
●	launch of new technology, advances in medical therapies, or new market entrants that compete with our businesses;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and commercial payors and payor strategies to delay or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements; and
●	our ability to implement our previously announced FME25 Program transformation of our company structure and to achieve projected cost savings within the proposed timeframe.

Important factors that could contribute to such differences are noted in Item 3.D, “Key Information – Risk factors,” Item 4B, “Information on the Company – Business overview,” and the notes to our audited consolidated financial statements included in this report. Further information regarding our efforts to address various environmental, social and governance issues can be found within our Non-financial report available at www.freseniusmedicalcare.com/en/investors/investors-overview/. In referencing our Non-financial report and furnishing this website address in this report, however, we do not intend to incorporate any content from our Non-financial report or information on our website into this report, and any information in our Non-financial report or on our website should not be considered to be part of this report, except as expressly set forth herein.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the SEC internet website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are additional factors to be considered along with our financial statements and the discussion under “Results of operations” in Item 5 below, “Operating and financial review and prospects.” For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in this report.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (“–”) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (“0”) is used when the pertinent figure, after rounding, amounts to zero.

Market and industry data

Except as otherwise specified herein, all patient and market data in this report have been derived using our internal information tool called “Market & Competitor Survey” (“MCS”). See Item 4.B, “Information on the Company - Business Overview – Major Markets and Competitive Position.”

Part I

Item 1.	Identity of directors, senior management and advisors

Not applicable

Item 2.Offer statistics and expected timetable

Not applicable

Item 3.Key information

We conduct our business on a global basis in various currencies with major operations located in the U.S. and Germany. We prepare our consolidated financial statements utilizing the euro as our reporting currency. We have converted the balance sheets of our non-euro denominated operations into euro at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the respective period, as shown.

A summary of the spot and average exchange rates for the euro to U.S. dollars for the last three years is set forth below. The European Central Bank (“ECB”) determines such rates (“Reference Rates”) based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily around 4p.m. Central European Time (“CET”).

Exchange rates

	December 31,	December 31,
	2021	2020	2021	2020	2019
	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.88292	0.81493	0.84549	0.87550	0.89328

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk factors

Before you invest in our securities, you should be aware that the occurrence of any of the events described in the following risk factors or elsewhere in this report, and other events that we have not predicted or assessed could affect the outcome of forward-looking statements included in this report and/or have a material adverse impact on our business, financial condition and results of operations. If the events described below or other unpredicted events occur, then the trading price of our securities could decline and you may lose all or part of your investment.

Risks relating to legal and regulatory matters

We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.

The delivery of health care services and products is highly regulated in most of the countries in which we operate. Proposals for legislative reform in these countries are often introduced to improve access to care, address quality of care issues and manage costs of the health care system. In the U.S., the Trump administration publicly announced its desire to pursue significant changes to existing health care programs. That administration’s efforts to repeal or replace the ACA were unsuccessful and the Biden administration has stated its intention to maintain and strengthen the ACA. On June 17, 2021, the U.S. Supreme Court reversed lower court rulings that declared the ACA to be unconstitutional, holding that the states and other plaintiffs in the case did not have standing to challenge the law. If future efforts to limit or repeal the ACA are successful, such efforts could have significant effects on our businesses, both positive and negative, but the outcomes are impossible to predict.

In October 2017, the Trump administration discontinued making cost-sharing reduction (“CSR”) reimbursements to insurers, arguing that Congress had failed to appropriate funding for them. In response, many state departments of insurance either allowed or required insurers to mitigate their losses by increasing the 2018 premiums on their ACA plans. Many insurers also mitigated the impact to themselves by “silver loading,” a practice whereby the premiums for silver-level plans were increased to offset the loss of CSR payments. Silver loading may also have mitigated the impact of premium increases to some low-income consumers by increasing their premium tax credits. In 2019 and 2020, all states either permitted or required silver loading. In 2017, several insurers sued the U.S. federal government to reinstate CSR payments. On June 21, 2021, the U.S. Supreme Court denied requests from multiple insurers to review lower court decisions that held they were not entitled to full unpaid CSR payments. As a result, insurers are entitled to the unpaid CSRs, but the total amount they are owed must be offset by any excess premium tax credits received from premium increases for 2018 and beyond. While the Biden administration is expected to reinstate CSR reimbursements and to limit states’ access to waivers allowing silver-loading, we cannot predict the extent to which silver-loading will continue or how the ongoing litigation over the U.S. federal government’s obligation to pay the CSRs might be resolved. As a result, a reduction in the availability of insurance through insurance exchanges established by the ACA could reduce the number of our commercially insured patients and shift such patients to Medicare and Medicaid. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. See “Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit” below.

Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit.

We receive reimbursement for our health care services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid program in the U.S. For the years ended December 31, 2021 and 2020, approximately 27% and 32%, respectively, of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy. For example, the Budget Control Act of 2011 (“BCA”) effected a 2% reduction to Medicare payments and subsequent activity in Congress, namely a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013, which continues in force. The 2% sequestration was temporarily suspended several times subsequent to May 1, 2020. In March 2021, President Biden signed the American Rescue Plan Act of 2021 (the “American Rescue Plan Act”) which the Congressional Budget Office has estimated will result in budget deficits that will require a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 (“Statutory PAYGO”) unless Congress and the President take action to waive the Statutory PAYGO reductions. In December 2021, Congress passed and President Biden signed into law the Protecting Medicare and American Farmers from Sequester Cuts Act impacting payments for all Medicare Fee-for-Service claims and updated the sequestration suspension through March 31, 2022. Following this, a 1% reduction will become effective from April 1 to June 30, 2022 and the full 2% sequester will resume from July 1, 2022. Spending cuts pursuant to U.S. sequestration have adversely affected our operating results in the past and will continue to do so at such time as the suspension is lifted. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease (“ESRD”) Prospective Payment System (“ESRD PPS”), the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of those changes. For further information regarding Medicare and Medicaid reimbursement, including new payment models proposed by executive order in July 2019 which are intended to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants, see Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement” and Item 5, “Operating and Financial Review and Prospects – II. Financial condition and results of operations – Overview.”

Our patients make decisions about their insurance coverage among options that, depending on their personal circumstances and location, may include Medicare, Medicaid and employer group health coverage, exchange plans and other commercial coverage. As of January 1, 2021, for the first time, all End Stage Kidney Disease (“ESKD”) patients are eligible to enroll in Medicare Advantage plans. As a result, some patients with commercial coverage, and other patients with Medicare coverage, may elect to move to Medicare Advantage plans. Government reimbursement programs, including Medicare and Medicaid, generally pay less than commercial insurance, and Medicare Advantage plans generally pay less than other commercial plans. In addition, we may experience higher write-offs of Medicare deductibles and other cost-sharing amounts due to secondary uninsured and underinsured patients, resulting in an increase in uncollectible accounts. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. For further information,  see the table “U.S. patient service revenue” detailing the percentage generated from government reimbursement and private payors in the U.S. in Item 4B, “Information on the Company – Business overview.”

Any of the following events, among others, could have a material adverse impact on our business, financial condition and results of operations:

●	we may be subject to reductions in reimbursement from private payors, including, for example, through their use of lower allowed charges rather than rates based on our billed charges;
●	we may experience a reduction in our ability to obtain and retain commercially insured patients to utilize our health care services;
●	efforts by private payors to continue to control the cost of and/or the eligibility for access to health care services, including relative to insurance products on and off the health care exchanges established by the ACA, may reduce reimbursement for our services or eliminate reimbursement for some of our services;
●	a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services. There can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients;
●	if legislative or regulatory efforts or litigation to restrict or eliminate the charitable funding of patient insurance premiums are successful, our patients with coverage under publicly funded programs like Medicare may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services. In addition, a portion of our patients who are currently covered by private insurers may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services or may elect to transition to government funded reimbursement programs that reimburse us at lower rates for our services. See Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement - Potential changes impacting our private payors” for further information; or
●	if we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, we could experience a material adverse effect on our operating results. An increased utilization of bundled pharmaceuticals, as part of the ESRD PPS, or decreases in reimbursement for pharmaceuticals outside the bundled rate may result in a material adverse impact on our results of operations. For further information, see Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement.”

In addition to the foregoing factors, the health care insurance industry is experiencing continuing consolidation among insurers and pharmacy benefit managers, including increasing buyer power and impacts on referral streams. Such consolidation could have a material adverse effect on our ability to negotiate favorable coverage terms and reimbursement rates.

If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government health care programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including “whistleblower” suits.

Our operations in both our health care services business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

●	regulatory approvals for products or product improvements;
●	regulatory approvals and oversight of clinical and certain non-clinical research and development activities;
●	the quality, safety and efficacy of medical and pharmaceutical products and supplies;
●	the operation and licensure of manufacturing facilities, laboratories, dialysis clinics, ambulatory surgery centers and other health care facilities;
●	product labeling, advertising and other promotion;
●	accurate reporting and billing for government and third-party reimbursement, including accurate and complete medical records to support such billing and, in the U.S., the obligation to report and return overpayments within 60 days of the time that the overpayment is identified and quantified;
●	the discounting of reimbursed drug and medical device products and the reporting of drug prices to government authorities;
●	limits on our ability to make acquisitions or certain investments and the terms of those transactions;
●	the collection, dissemination, access, use, security and privacy of protected health information or other protected data; and
●	compensation of medical directors and other financial arrangements with physicians and other referral sources;

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

We operate many facilities and engage with other business associates to help carry out our health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and their business associates. We rely on our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations, including the activities of our employees and their agents, to comply with government regulations. We cannot assure that our internal control policies and procedures will always protect us from intentional or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our revenues. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our revenues, with a resulting material adverse impact on our business, financial condition and results of operations.

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “qui tam” or “whistleblower” actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see note 22 of the notes to our consolidated financial statements included in this report.

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

Cyber-attacks may penetrate our and our third-party service providers’ security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns (including disruptions to our production plants), or deploy viruses, worms, and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, Patient Personal Data (“PPD”), throughout the U.S. and other parts of the world. We or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU’s General Data Protection Regulation and or other similar laws (“Data Protection Laws”), including the following events:

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

Our IT systems have been attacked in the past, resulting, in one case, in certain patient data being illegally published. When appropriate, we have filed complaints against the unknown attackers and we contacted the patients who were affected by the illegal data publication as well as other relevant regulatory agencies and stakeholders. While there has not been any material impact to our financial condition and results of operations as a result of these attacks, future cyber-attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future.

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. Increased reliance on, and utilization of, telemedicine for delivery of health care services could also increase this risk and, in this regard, the 2022 Physician Fee Schedule issued by CMS has extended coverage of certain Medicare telehealth services through calendar year 2023. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective. Any failure to keep our information technology systems, financial data and our patients’ and customers’ sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

If certain of our investments or value and risk-based care programs with health care organizations and health care providers violate the law, our business could be adversely affected.

A number of the dialysis clinics and health care centers that we operate are owned, or managed, by entities in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. We also have arrangements with physician practices to collaborate on our value and risk-based care programs with public and private payors. Because our relationships with physicians are governed by the federal and state anti-kickback statutes and other state fraud and abuse laws, we have structured our arrangements to comply with many of the criteria for safe harbor protection and waivers under the U.S. Federal Anti-Kickback Statute; however, these arrangements do not satisfy all elements of applicable safe harbors. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant business operations, if one or more of our arrangements, including value and risk-based care programs, were found to be in violation of the Anti-Kickback Statute, the Stark Law, analogous state laws, or other similar laws worldwide, we could be required to restructure or terminate them. We could also be required to repay to Medicare, Medicaid as well as other federal health care program amounts pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from federal and state health care programs. Imposition of any of these penalties could have a material adverse impact on our business, financial condition and results of operations. In the past, certain parties have attempted to utilize our disclosure of these arrangements as the basis for qui tam proceedings under the Anti-Kickback Statute and the Stark Act. Such attempts have not been successful to date. See note 22 of the notes to our consolidated financial statements included in this report.

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

While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all, or that our insurance carriers will not dispute their coverage obligations. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim for which we are self-insured or in excess of the limits of our insurance coverage could have a material adverse impact on our business, financial condition and results of operations. We and certain of our insurers are in litigation against each other relating to such insurers’ coverage obligations under applicable policies. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and result in a loss of customer confidence in us or our products, which could have a material adverse impact on our business, financial condition and results of operations. For information about certain of these pending investigations and lawsuits, see note 22 of the notes to our consolidated financial statements included in this report.

Risks relating to internal control and compliance

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. FCPA and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the U.S. and other parts of the world. Our widespread, global operations have thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees and third-party intermediaries. We cannot ensure that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or third-party intermediaries that contravene our compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse impact on our business, financial condition and results of operations.

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

In the course of this dialogue, we identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States. On March 29, 2019, we entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the U.S. government allegations against us arising from the investigations.

In 2015, we self-reported to the German prosecutor conduct with a potential nexus to Germany and continued to cooperate with government authorities in Germany in their review of the conduct that prompted our and the United States government investigations.

Since 2012, we have made, and continue to make, further significant investments in our compliance and financial controls and in our compliance, legal and financial organizations. Our remedial actions included separation from those employees responsible for the above-mentioned conduct. We are dealing with post-FCPA review matters on various levels. We continue to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

For further information, see Item 15D, “Changes in internal control over financial reporting” and note 22 of the notes to our consolidated financial statements included in this report.

Risks relating to our business activities and industry

We are subject to risks associated with public health crises and epidemics/pandemics, such as the global spread of the COVID-19 pandemic.

Our global operations expose us to risks associated with public health crises and epidemics/pandemics, such as the rapid global spread of the COVID-19 pandemic. Given the already compromised health condition of our typical dialysis patients, our patients represent a heightened at-risk population, particularly, but not limited to, during a public health crisis such as the COVID-19 outbreak which has, and could in the future, lead to increased mortality rates in our patient population resulting in an adverse impact on our operations or our future growth. COVID-19, specifically, has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially affected which have, and as a result, are expected to continue to, adversely affect our business, results of operations and financial condition. Although the financial impact of COVID-19 on our financial condition and results as of and for the year ended December 31, 2020 was not material, COVID-19 resulted in a material, negative impact to net income attributable to shareholders of the Company which we estimate to be around €338 M, net of COVID-19-related governmental funding, for the year ended December 31, 2021. See note 4 h), of the notes to the consolidated financial statements included in this report. Going forward, the COVID-19 pandemic (including a related significant increase in mortality of patients with chronic kidney diseases and the  impact on our staffing and recruiting) may continue to have an adverse impact on our operations, manufacturing, supply chains and distribution channels and increase our expenses, including as a result of impacts associated with preventive and precautionary measures that we, our suppliers, customers and other businesses or governments implement or impose on a local, regional, national or international level. Due to these impacts and measures, we are incurring significant incremental expenses to provide care to our patients and we are experiencing both reductions and increases in demand for certain of our services and products as health care customers re-prioritize the treatment of patients. We experienced material negative impacts on our results and net income growth from COVID-19 through 2021 and expect to experience significant and unpredictable expenses as well as reductions in demand for our services and products in the immediately foreseeable future, depending upon the adoption and speed of the rollout of vaccinations as well as resistance to vaccinations and vaccination mandates. In addition to existing travel restrictions, countries may continue to close borders, restrict certain product flows, impose prolonged quarantines and further restrict travel, which may significantly impact the ability of our employees to produce products or provide services, or may significantly hamper our products from moving through the supply chain.

As noted above, our patients represent a heightened at-risk population. Our in-center and home hemodialysis patients must receive their life-saving dialysis treatment several days a week for three to four hours at a time, and our peritoneal dialysis patients must dialyze daily, which presents unique challenges for patients and their care teams. The COVID-19 pandemic surges are also negatively impacting employee absenteeism, turnover and the recruiting cycle for new employees, which has negatively impacted our production and clinical services operations and may continue to do so. In our dialysis clinics we are challenged to maintain sufficient clinical staff, including nurses, social workers, dietitians, care technicians and available space to treat all of our patients, including those who are or may be infected with COVID-19, in a manner that does not unnecessarily expose our care teams or other patients for whom we provide dialysis services and have experienced clinical personnel shortages which have increased in light of the pandemic and government vaccine mandates for certain workers. The U.S. Supreme Court upheld the Biden Administration’s vaccine mandate for health care workers of recipients of Medicare reimbursement in January 2022. The federal mandate for health care workers may pre-empt some state prohibitions on vaccine mandates as applied to substantially all health care workers, but it is too soon to tell how the federal mandate will reduce resistance to vaccination by our remaining unvaccinated employees. We have incurred, and expect to continue to incur, extra costs in establishing isolated treatment areas for actual and suspected COVID-positive patients, implementing expanded personal protective equipment protocols and other precautions as well as identifying, containing and addressing the impact of COVID-19 infections on our staff and patients. It appears that COVID-19 has resulted in an increase in persons experiencing temporary renal failure in many areas in which we operate. We expect to continue to experience additional staffing shortages as well as incur additional staffing costs required to meet the resulting increased demand for dialysis treatment and/or to provide equipment and medical staff needed for emergency treatments, for example in hospitals. Increased mortality rates in either the pre-ESKD patient population or in our ESKD patient population, compared to the historical average, may continue to materially and adversely affect our operating results in 2022 and beyond. Patients suffering from ESKD generally have co-morbidities that often place them at increased risk with COVID-19 and the COVID-19 pandemic has resulted, and may continue to result, in more of our dialysis patients requiring hospitalization, which could also materially and adversely affect our financial results, including those of our value-based and shared risk products and services.

Various governments in regions in which we operate have provided economic assistance programs to address the consequences of the pandemic on companies and to support health care providers and patients. In the U.S., the CARES Act and various other measures have been enacted to mitigate certain adverse financial impacts of the pandemic, including impacts in the health care sector. Additional funding provided under the CARES Act and other COVID-19 relief provided some financial support to our business in the U.S. through a series of suspensions of the 2% Medicare payment sequestration reduction from May 2020 to March 31, 2022, as discussed above, accelerated and advance payments of Medicare reimbursement and grants to defray expenses and mitigate the loss of revenues related to the COVID-19 pandemic, see note 4 h) of the notes to the consolidated financial statements included in this report. Additionally, during the fourth quarter of 2021, we received, for entities in which we have less than 100% ownership, $122 M (€103 M) in new U.S. Department of Health and Human Services funding (Provider Relief Fund Phase 4) available for health care providers affected by the COVID-19 pandemic (“Provider Relief Fund Phase 4”), of which we recognized operating income of $58 M (€49 M) used to offset eligible costs in 2021. However, this relief funding may not fully offset potential lost revenues and increased costs. We currently estimate that all funds received from grants comply with the terms and conditions associated with the funding received. Additional guidance may be released from the U.S. Department of Health and Human Services with regard to the application of relief funds which could affect the Company’s estimate as of December 31, 2021. Furthermore, these costs may become more pronounced if the COVID-19 pandemic and its associated effects on our business, financial condition and results of operations persist without relief extensions or additional government programs being provided or if such relief extensions or additional programs are further delayed. Further legislation and amendments to existing legislation intended to fight the COVID-19 pandemic and its adverse economic consequences may be enacted in the markets in which we operate. It is currently not possible to estimate or to quantify any effects of such legislative measures on our business.

Furthermore, the continued COVID-19 infections could continue to disrupt our operations due to absenteeism and turnover among our workforce or resistance by our employees and patients to available vaccinations or vaccination mandates. As a result of these and potentially other factors, and given the rapid and evolving nature of the virus, as exemplified by the development and proliferation of several variants of the virus, COVID-19 could further negatively affect our results, including our achievement of our previously announced anticipated cost savings from the FME25 Program (for further information, see Item 5. “Operating and financial review and prospects — II. Financial condition and results of operations — Company Structure,” below). It is uncertain how COVID-19 will affect our global operations generally if these impacts persist or are exacerbated over an extended period of time. Any of these impacts could have a continued material adverse effect on our business, financial condition and results of operations.

In addition, to the extent that the COVID-19 pandemic adversely affects our business, net assets, financial condition and results of operations, it could also have the effect of heightening many of the other risks described in this report.

If physicians and other referral sources cease referring patients to our health care service businesses and facilities or cease purchasing or prescribing our products, our revenues would decrease.

In providing services within our health care business, we depend upon patients choosing our health care facilities as the location for their care. Patients may select a facility based, in whole or in part, on the recommendation of their physician. Physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, dialysis home program, pharmacy, physician practice, vascular surgery center, or cardiac catheterization center to an ESKD patient, including the quality of care, the competency of staff, convenient scheduling, and location and physical condition. Physicians may change their recommendations, which may result in the movement of new or existing patients to competing facilities, including facilities established by the physicians themselves. At most of our dialysis clinics and home programs, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. We have no ability to dictate these recommendations and referrals. If a significant number of physicians or other referral sources cease referring their patients to our facilities and home programs or stop purchasing or prescribing our dialysis products, this would reduce our health care revenue and could materially adversely affect our overall operations.

We face specific risks from global operations.

We operate dialysis clinics in around 50 countries and sell a range of products and services to customers in approximately 150 countries. Our global operations are subject to a number of risks, including but not limited to the following:

●	the economic and political situation in certain countries could deteriorate or become unstable;
●	fluctuations in exchange rates could adversely affect profitability;
●	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;
●	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;
●	some countries or economic unions may impose charges or restrictions, such as local content requirements, which restrict the importation of our products or give local manufacturers an advantage in tenders or provide large discounts to providers for certain purchases of our products;

●	potential increases in tariffs and trade barriers could occur upon any withdrawal by the U.S. or other countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;
●	we could experience transportation delays or interruptions;
●	growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the U.S. or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal and political systems and conditions; and
●	we may not prevail in competitive contract tenders;

Any one or more of these or other factors relevant to global operations could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse impact on our business and financial condition.

Certain countries in which we market, manufacture or sell our products do not have laws which protect our intellectual property to the same degree as those in the U.S. or elsewhere and our competitors may gain market position by designing products that infringe upon our intellectual property rights. An inability to protect our intellectual property in these countries could have an adverse effect on our business, results of operations and financial condition.

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

If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value and risk-based care programs could decline and could materially and adversely affect our results of operations, financial position and cash flows.

Through our value and risk-based care programs, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments or potential reimbursement based on our achievement against set benchmark targets from governmental and commercial insurers. Specifically in the U.S., our participation in various value and risk-based care programs includes the Centers for Medicare and Medicaid Services’ (“CMS”) Comprehensive End Stage Renal Disease Care initiative and capitation, risk-based or shared savings agreements with commercial insurers in which FMCH receives fixed periodic payments or set benchmark targets to cover all or a defined portion of the medical costs of a defined population of patients. For information on the value-based programs in which we participate, see Item 4B, “Information on the Company – Business overview – Other health care services – Value and risk-based care programs.”

Our profitability in our value-based agreements and risk products is dependent in part upon our ability to negotiate favorable financial terms, to manage a patient’s care, to collaborate with our payer partners, to coordinate with other health care providers, to accurately document patients’ health conditions for risk adjustment, and to find cost efficient, medically appropriate sites of service for our patients. Any failure to do so would limit our ability to improve the quality of patient care and health outcomes and to reduce medically unnecessary costs, which could lead to poorer performance under value and risk-based care programs.

The reserves that we establish in connection with the operation of our value and risk-based care programs are based upon assumptions and judgments concerning a number of factors, including trends in health care costs, expenses and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase, and future earnings could be adversely affected.

CMS relied on authority granted by the ACA to implement the Comprehensive ESRD Care Model, which ended March 31, 2021 and sought to deliver better health outcomes for ESRD patients while lowering CMS’ costs. Although Congress’ efforts to date to repeal the ACA have been unsuccessful, and the U.S Supreme Court has dismissed litigation seeking to declare the ACA as unconstitutional, further efforts to repeal or revise the ACA may affect the project’s future prospects in ways which we currently cannot quantify or predict. We applied, and were accepted, for participation in CMS’ Comprehensive Kidney Care Contracting (“CKCC”) model. The implementation period for the CKCC model began on October 15, 2020, on a no-risk basis, and we began participation in the first performance year of the CKCC model on January 1, 2022, at which time each participating entity starts to assume financial risk. We do not yet know whether we and our partners will be able to deliver better health outcomes while lowering CMS’ costs through participation in the CKCC model. See Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Executive order-based models.”

Our sales and earnings growth depends, in part, on our ability to develop and expand our core dialysis and non-core businesses, efficiently manage costs within those businesses, as well as realize anticipated cost savings within our expected timeframe.

The health care industry experiences continuing consolidation, particularly among health care providers, as well as pressure on reimbursement and increasing costs, which requires us to identify both growth opportunities and efficiencies in the way we operate. Continuing consolidation in our industry could adversely affect our ability to find suitable acquisition targets and to increase future growth and product sales.

We also compete with other health care companies in seeking suitable acquisition targets and developing our core dialysis and non-core businesses. Our ability to make future acquisitions as well as develop our core dialysis and non-core businesses depends, in part, on the appropriate strategic target selection, the availability of financial resources and the current restrictions imposed by competition laws. The integration of acquired businesses may cause problems, e.g., by assuming unknown liabilities, underperformance subsequent to integration, associated requirements from competition authorities, or non-compliant business practices not disclosed by the seller or not uncovered during due diligence, any or all of which may result in our incurring unanticipated costs.

In order to respond to our rising costs, especially in the face of economic downturns and rising inflation, and to improve growth, we announced the next stage in the implementation of our strategy in November 2021: the transformation of our operating model into a significantly simplified future structure of two global operating segments embodying a more centralized approach – Care Enablement, the consolidation of our previously decentralized healthcare products business (including research and development, manufacturing, supply chain and commercial operations as well as supporting functions, such as regulatory and quality management) under a global MedTech umbrella, and Care Delivery, combining our global healthcare services businesses (“FME25 Program”). The new global operating model will enable the further consolidation of general and administrative functions in our Company.

We announced that based on the implementation of the new global operating model, we assume that we will reduce our annual cost base by €500 million by the end of 2025, with around 50% of these savings expected to be realized by 2023. With around 80% of the anticipated one-time investments in the FME25 Program, amounting to approximately €450-500 million, expected to be made by the end of 2023, we stated that we thus expect to reach positive net savings by the end of 2023.

While we believe the FME25 Program will provide us with a more efficient way of both managing and growing the business in the future, the amounts of anticipated cost savings and anticipated expenses related thereto described above are based on our current estimates, and involve risks, uncertainties, assumptions and other factors that may cause the timing of actual results, performance or achievements to be materially different from the anticipated timing described herein. Assumptions relating to the FME25 Program and the achievement of the aforementioned cost savings within the specified timeframe involve subjective decisions and judgments with respect to, among other things, the estimated impact of certain operational adjustments, labor management and labor relations (including our commitment to consultation with works councils and other workplace representatives in good faith), and other cost and savings adjustments, as well as future economic, competitive, industry and market conditions, impacts from the COVID-19 pandemic and possible unanticipated effects from acquisitions, all of which are inherently uncertain and may not be completely within the control of our management. Although the Company’s management believes these estimates and assumptions related to the timing of these savings to be reasonable, there can be no assurance that the estimates described herein will prove to be accurate, result in anticipated operational efficiencies or be implemented according to our previously announced timing. We expect that our security holders, investors and other stakeholders will monitor both whether we achieve our anticipated FME25 Program cost savings and whether we meet our announced timing in doing so. Failure to realize the expected cost savings from the FME25 Program within our announced timeframe described above could adversely impact the market for our securities and availability of financing, which, in addition, could limit our future growth, including growth in either our revenues or earnings within our health care services and products businesses. Any or all of these factors generally could have an adverse effect on our business, financial condition and results of operations.

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. The expiration or loss of patent protection for one of our products, the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations. See note 22 of the notes to the consolidated financial statements included in this report.

Our competitors could develop superior technology or otherwise take advantage of new competitive developments that impact our sales.

We face numerous competitors in both our health care services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition from new and existing competitors, and especially new competitive developments, and innovations in technology and care delivery models could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products or services by competitors could qualify them for certain additional payments for new and innovative equipment or render one or more of our products or services less competitive or even obsolete, which could also affect our sales and distribution of pharmaceuticals for which, to some extent, we are obligated to make certain minimum annual royalty payments.

Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue our business, we are reliant on capital markets, as are our renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues in a prolonged economic slowdown or recession may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare and Medicaid in the U.S. and other government sponsored programs in the U.S. and other countries around the world. Devaluation of currencies, unfavorable interest rate changes and worsening economic conditions, including inflationary cost increases in various markets in connection with deteriorating country credit ratings also increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units, or have a negative impact on our investments and external partnerships. In addition, uncertainty in the financial markets could adversely affect the valuations of certain of our investments, interest rate-sensitive assets or liabilities or variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future should access to these capital markets become restricted. Additionally, inflationary cost increases may have an unfavorable effect on our business, especially if the prices for our products and services remain unchanged or do not adequately track against cost increases. Most recently, the rapid global spread of the COVID-19 pandemic has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially and adversely affected which has and could continue to have adverse effects on our financial condition and our liquidity.

Job losses or increases in unemployment rates may result in a smaller percentage of our patients being covered by employer group health plans and a larger percentage being covered by lower paying government reimbursement programs. Unemployment rates globally have been negatively impacted by the COVID-19 outbreak, which adversely affected the global economy and our operating results. The extent to which the COVID-19 pandemic continues to impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. To the extent that our commercial payors are negatively impacted by a decline in the economy, including the projected decline resulting from the COVID-19 pandemic, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we are able to collect. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials and finished components for production and service purposes. If we are unable to obtain sufficient quantities of these materials at times of limited availability of such materials, this could result in delays in production or loss of sales and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers (including from the impact of inflation), and the inability to access new products or technology could also adversely affect our results of operations. These disruptions in supply, coupled with labor shortages and heightened employee absenteeism and turnover due to COVID-19 surges, could result in a negative impact on our business. All of these factors introduce additional risk to our operations and exposure to legal liability in the delivery of our goods and services.

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

Measures taken by governmental authorities and private actors to limit the spread of the COVID-19 virus, as well as resistance to government vaccine mandates, have interfered, and may continue to interfere, with the ability of our employees, suppliers, and other business providers to carry out their assigned tasks or supply materials at ordinary levels of performance. Given the rapid spread and evolving nature of the virus, it is uncertain how COVID-19 will continue to affect our global operations generally if these actions persist or are expanded over an extended period of time. Additionally, decreases in the availability and related increases in the cost of personal protective equipment as well as the lack of eligible grants under governmental COVID-19 relief programs to offset some of those expenses have adversely affected our results of operations and could continue to do so.

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

If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, other labor-related activities or changes or employee absenteeism and turnover due to COVID-19 or other illnesses and factors, result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development.

Our continued growth in the health care business will depend upon our ability to attract and retain skilled workforce, including highly skilled nurses and other medical personnel. Our health care products business depends on the development of new products, technologies and treatment concepts to be competitive, and for that we need to attract the best and most talented people, especially in research and development. Competition for those employees is intense and shortages for these sought-after employees, such as nurses, or skilled engineers and research and development personnel, may increase our personnel and recruiting costs and/or impair our reputation for production of technologically advanced products. Additionally, evolving guidelines and requirements regarding vaccine mandates for our employees may have an impact on our ability to attract and retain qualified clinical personnel. During the COVID-19 pandemic surges, we experience and may continue to experience, greater employee absenteeism and turnover and longer recruiting cycles which negatively impact our ability to produce and deliver the goods and services that we provide to our customers and our patients. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our health care services businesses.

Additionally, in recruiting, employing and retaining personnel, we may be exposed to increasing risks relating to various labor and staffing laws, legislative, union, or other labor-related activities or changes. These factors could also impact the integration of acquired companies into our operations, which could increase our costs, decrease our productivity and prevent us from realizing synergies from acquisitions. If we are unable to manage the risks above, then our growth and results of operations could be adversely impacted.

If we are unable to meet applicable legal requirements and/or market expectations with respect to sustainability, both our business and our reputation could suffer. We could be subject to fines and other financial burdens associated with global environmental, social and governance (“ESG”) regulations and laws, and we could alienate our patients, employees, customers, partners, investors and the communities we serve. Furthermore, if we do not meet investors’ or certain markets’ ESG standards, the market for our securities could be adversely impacted.

Companies’ ESG activities are facing increased scrutiny from stakeholders such as institutional and other investors, regulatory bodies and non-governmental organizations (“NGOs”). Failure to effectively identify, carry out and manage the necessary sustainability activities as required or expected, as well as effectually manage the impact of factors beyond our control, could cause us to incur additional costs or damage our brand. We could also be subject to financial and other penalties imposed by the respective authorities in the jurisdictions in which we do business. For example, a rise in prices of carbon emission rights stemming from the requirements of European climate regulations could increase our production costs. Such cost increases could have an adverse effect on our operations and results if we do not accurately plan for, and effectively implement, necessary sustainable business practices.

In addition to environmental risks, we also face several social risks. High staff turnover is a risk, not only due to the expense associated with hiring and training new staff, but also because it could affect our ability to serve our patients. For further information on personnel risks, see the risk factor “If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, or other labor-related activities or changes result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development” above. Furthermore, companies are increasingly expecting their suppliers to share their commitment to sustainability and demonstrate sustainable business practices across their supply chains, including the ability to identify and mitigate risks related to human rights in their entire value chain. If we fail to comply with our legal obligations related to supply chain due diligence, we could face significant fines and be excluded from public tenders and contracts. We could also suffer reputational damage, especially given that our performance in this area is closely monitored by NGOs, investors and others.

In light of these expectations, among other aspects, we have incorporated sustainability as a performance target for the compensation of our Management Board. Should management fail to meet these outcomes, investors and/or debt providers may not deem us the correct fit for their investment or financing purposes, thereby negatively impacting our share price or our ability to source funding through debt financing. Our new €2 billion syndicated multicurrency sustainability-linked revolving credit facility agreement (the “Syndicated Credit Facility”) includes a sustainability component, pursuant to which the credit facility’s margin will rise or fall depending on our sustainability performance. Further information regarding our efforts with regard to environmental, social and governance matters can be found within our Non-financial report available at www.freseniusmedicalcare.com/en/investors/publications. In furnishing this website address in this report, however, we do not intend to incorporate our Non-financial report or any other information on our website into this report, and any information on our website should not be considered part of this report, except as expressly set forth herein.

Heightened scrutiny on ESG topics may result in more extensive regulatory requirements aimed at mitigating the effects of climate change and other current and future ESG concerns. Should further regulation or stakeholder expectations be more stringent in the future, we may experience increased compliance burdens and costs to meet regulatory obligations and we cannot currently estimate what impact existing and future regulations will have on our business, financial condition and results of operations.

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

•

The billing and collection process is complicated due to a number of factors including insurance coverage changes, geographic coverage differences, differing interpretations of plan benefits and managed care contracts, and uncertainty about reimbursement from payors with whom we are not contracted.

•	Laws and regulations governing Medicare, Medicaid and other federal programs are extremely complex, changing and subject to interpretation.
•

Determining applicable primary and secondary insurance coverage for an extensive number of patients at any point in time, together with the changes in patient coverage that occur each month or changes in plan benefits, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors.

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

We are subject to ongoing tax audits in Germany, the U.S. and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations, we could be required to make additional tax payments, which could have a material adverse impact on our business, financial condition and results of operations in the relevant reporting period. See Item 5, “Operating and financial review and prospects – IV. Financial position.”

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

Risks relating to our financial condition and our securities

Our indebtedness may prevent us from fulfilling our debt-service obligations or implementing certain elements of our business strategy or may limit our ability to pay dividends.

At December 31, 2021, we had consolidated debt (including lease liabilities) of €13,320 M and consolidated total shareholders’ equity of €13,979 M. Our debt could: jeopardize the successful execution of our business strategy, increase our vulnerability to general adverse economic conditions, limit our ability to obtain necessary financing to fund future working capital needs, capital expenditures, payment of dividends and other general corporate requirements, require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund other purposes, limit our flexibility in reacting to changes in our business and the industry in which we operate, place us at a competitive disadvantage compared to our competitors that have less debt, limit our ability to pursue possible future acquisitions and sell assets, make it more difficult for us to satisfy our obligations under our debt securities, and limit our ability to borrow additional funds.

As a result, our leverage makes us vulnerable to a downturn in the operating performance of our business, larger than normal fluctuations or volatility in our cash flow, or a downturn in economic conditions. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include governmental and private insurer reimbursement rates for medical treatment and general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our cash flow is not sufficient to meet our debt service and principal payment requirements, we could be required to refinance our obligations or to dispose of assets in order to meet such requirements. In addition, from time to time we need to refinance our existing debt as and when it matures. In either case, there is no guarantee that we will be able to refinance our existing indebtedness on terms comparable to those governing our existing indebtedness. If our cash flow is not sufficient to meet our debt service and principal payment requirements, or if we are unable to refinance our existing indebtedness on acceptable terms, it could have a material adverse effect on our business, financial condition, or results of operations. For information about our outstanding indebtedness, see note 13 and note 14 of the notes to our consolidated financial statements included in this report.

On July 1, 2021, we entered into our Syndicated Credit Facility. Our Syndicated Credit Facility and/or the governing instruments related to our outstanding bonds issued by us and our financing subsidiaries (collectively Bonds) include other covenants which, among other things, restrict or could have the effect of restricting our ability to dispose of assets and create liens, and restrict the indebtedness of our subsidiaries. These covenants may otherwise limit our activities as well. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the respective financing agreements, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Despite our existing indebtedness, we may still be able to incur significantly more debt; this could intensify the previous risk.

Despite our existing indebtedness, we may still be able to incur significantly more unsecured debt in the future, provided that such indebtedness is not incurred by any of our subsidiaries (other than FMCH and our finance subsidiaries) and such indebtedness is permitted to be incurred under our outstanding bonds. The covenant limiting our ability to incur unsecured debt contained in the sole remaining issue of our outstanding bonds issued prior to 2018 is currently suspended and will remain so as long as two of the three credit ratings assigned to these bonds by S&P Global Ratings Europe Limited (“S&P”), Moody’s Deutschland GmbH (“Moody’s”) and Fitch Ratings Ireland Limited (“Fitch”) are at least BBB- or Baa3 (as the case may be) or higher, or, in each case, the equivalent in respect of rating categories of any rating agencies substituted for S&P, Moody’s or Fitch. Additionally, we may still be able to incur substantial unsecured debt in compliance with that covenant regardless of our credit rating. If additional debt is added to our current debt levels, the related risks that we now face could intensify.

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

Fresenius SE owns 32.2% of our outstanding shares as of February 15, 2022. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner’s Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius

SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE’s consent, either or both of which could adversely affect the price of our shares. Our Articles of Association require that the General Partner or a parent company of the General Partner hold more than 25% of our share capital. The Articles of Association also provide that the General Partner ceases to be the general partner if the shares of the General Partner are acquired by a person who does not make an offer to acquire the shares of the Company’s other shareholders within three months of the acquisition of the General Partner. In either case, the necessity for such a significant investment in connection with an acquisition of the General Partner could also discourage or preclude a change of control through acquisition of the General Partner, which also could adversely affect the price of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange.

Under the pooling agreement that we have entered into for the benefit of public holders of our shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC and to file information with the SEC with respect to annual and general meetings of our shareholders. The Chief Executive Officer and Chief Financial Officer of our general partner issue the certifications required by §302 and §906 of the Sarbanes-Oxley Act of 2002  (“S-OX”) on a quarterly basis (with the filing of our quarterly reports and our annual report on Form 20-F) rather than on an annual basis as is the practice of most foreign private issuers. As of June 2016, the pooling agreement provides that we may prepare such financial statements in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) or IFRS and, commencing with our report for the first quarter of 2017, we prepare our quarterly and annual financial statements in accordance with IFRS with the euro as our reporting currency. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates (other than as members of the supervisory board of Management AG, FMC-AG & Co. KGaA, or both) and requires the consent of those independent directors (currently, Mr. Rolf A. Classon and Mr. Gregory Sorensen, MD), to certain transactions between us and Fresenius SE and its affiliates.

We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short–swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange (“NYSE”), including the requirement that our board have a majority of independent directors (as defined in those rules) and the obligation to maintain a compensation committee of independent directors. We are required to maintain an audit committee in accordance with Rule 10A – 3 under the Exchange Act and to provide annual (and, if required, quarterly) affirmations of our compliance. We must also disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities. See Item 16G, “Corporate governance.”

Item 4.	Information on the Company
A.	History and development of the Company

General

Fresenius Medical Care AG & Co. KGaA, is a partnership limited by shares (Kommanditgesellschaft auf Aktien or “KGaA”), formerly known as Fresenius Medical Care AG, a German stock corporation (Aktiengesellschaft or “AG”) organized under the laws of Germany.

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

pursuant to which W.R Grace & Co. and Fresenius USA, Inc. became wholly-owned subsidiaries of the Company and the shareholders of W.R. Grace & Co. and the shareholders of Fresenius USA, Inc. (other than Fresenius SE) exchanged their shares for 94,080,000 Ordinary Shares, and 10,290,000 Ordinary Shares, respectively.

On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a German AG to a KGaA with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius SE, which was the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

Pursuant to the authorization granted by our Annual General Meeting (“AGM”) on May 12, 2016, we conducted a share buy-back program through April 1, 2020. For a reconciliation of our treasury share purchases, repurchases and retirements under the program, see note 17 of the notes to the consolidated financial statements included in this report. The authorization to repurchase our shares granted by our AGM in 2016 expired in May 2021. On May 20, 2021, our AGM renewed the authorization for a period of five further years, expiring on May 19, 2026.

For further information regarding important events in the development in our business, such as material mergers by us or our significant subsidiaries, acquisitions and dispositions of material assets outside the ordinary course of our business, material changes in the way we conduct our business, material changes in the products we produce and the services we provide, see Item 4A, “Information on the Company,” in this Annual Report on Form 20-F for the year ended December 31, 2021 and our reports for prior years, filed with the SEC and also available on our website www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered to be part of this report, except as expressly set forth herein.

For information regarding our principal capital expenditures and divestitures since the beginning of our last financial year, and information concerning our principal capital expenditures and divestitures currently in progress, see Item 4, “Information on the Company – B. Business overview – Capital expenditures and – Acquisitions and investments” as well as Item 5, “Operating and financial review and prospects – III. Financial position – Net cash provided by (used in) investing activities.”

The SEC internet site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov. For additional information regarding the availability of periodic reports and other information concerning us, see Item 10.H, “Documents on Display.”

B.	Business overview

Our business

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from ESKD as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. A summary representation of our health care services and our health care products for 2021 is as follows:

The following table summarizes revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and health care products for the three years ended December 31, 2021, 2020 and 2019.

Major categories of revenue
in € M
	2021	2020	2019
Total
Health Care Services	13,876	14,114	13,872
Health Care Products	3,743	3,745	3,605
	17,619	17,859	17,477
North America Segment
Health Care Services	11,020	11,364	11,157
Health Care Products	1,068	1,114	1,038
	12,088	12,478	12,195
EMEA Segment
Health Care Services	1,379	1,365	1,354
Health Care Products	1,386	1,398	1,339
	2,765	2,763	2,693
Asia-Pacific Segment
Health Care Services	942	876	862
Health Care Products	1,068	1,018	997
	2,010	1,894	1,859
Latin America Segment
Health Care Services	499	485	499
Health Care Products	204	199	210
	703	684	709

We receive a substantial portion of our North America Segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2021, 2020 and 2019 regarding the percentage of our U.S. patient service revenue included in our health care service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance, Medicare Advantage and private funds, (c) Medicaid and other government sources and (d) hospitals.

U.S. patient service revenue
	Year ended December 31,
	2021	2020	2019
Medicare program	39.0%	45.0%	47.5%
Private / alternative payors	50.5%	44.3%	42.2%
Medicaid and other government sources	5.1%	5.3%	5.0%
Hospitals	5.4%	5.4%	5.3%
Total	100.0%	100.0%	100.0%

Under the Medicare program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and legal matters — Reimbursement.”

Our services, products and business processes

ESKD is the stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESKD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions – diabetes, hypertension, glomerulonephritis and inherited diseases – can cause chronic kidney disease. The majority of people with ESKD acquire the disease as a complication of one or more of these primary conditions.

As a leading global health care company, we offer health care services and products in around 150 countries with a focus on the following areas:

•	In-center hemodialysis – treatment in specialized clinics
•	Peritoneal dialysis – treatments largely administered by patients primarily at home
•	Home hemodialysis – treatment administered by patients at home
•	Acute dialysis – dialysis treatments administered in a hospital inpatient setting
•	Dialysis drugs – expanding our product range; and
•	Other health care services.

Dialysis treatment options for ESKD

There are currently only two methods for treating ESKD: dialysis and kidney transplantation. At the end of 2021, about 4.6 M (2020: 4.5 M) patients worldwide regularly underwent dialysis treatment or received an organ donation. For dialysis treatment, we distinguish between two types: hemodialysis (“HD”) and peritoneal dialysis (“PD”). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient’s peritoneum serves as a dialyzing membrane. We provide dialysis services and products for both therapy methods.

For many years now, the number of donated organs worldwide has been significantly lower than the number of patients on transplant waiting lists. Despite extensive efforts by regional initiatives to increase awareness of kidney donation and the willingness to donate, the share of patients receiving kidney transplantation compared with other treatment methods has remained relatively unchanged over the past ten years. (See “— Regulatory and legal matters — Reimbursement — Executive order-based models” for a discussion of recent proposed changes to the U.S. organ donation system.)

Due to the scarcity of compatible kidneys for transplant, most patients suffering from ESKD rely on dialysis, as demonstrated in the following table:

Patients with chronic kidney failure (ESKD)
	December 31,		December 31,
	2021	% of	2020	% of
Patients with chronic kidney failure	4,644,000	100%	4,547,000	100%
of which patients with transplants	890,000	19%	865,000	19%
Of which dialysis patients	3,754,000	81%	3,682,000	81%
In-center hemodialysis	3,306,000	71%	3,245,000	71%
Peritoneal dialysis	424,000	9%	413,000	9%
Home hemodialysis	24,000	1%	24,000	1%

The prevalence of chronic kidney failure varies between regions. There are several reasons for this variance:

•	The countries differ demographically, as age structures in the population vary worldwide.
•	The prevalence of risk factors for kidney disease, such as diabetes and high blood pressure, varies widely.
•	The genetic predisposition for kidney disease also differs significantly around the world.
•	Access to dialysis remains restricted in many countries, meaning that many patients suffering from chronic kidney failure are not treated and therefore do not appear in prevalence statistics.

•	Cultural factors, such as nutrition, play a role.

The worldwide number of dialysis patients rose by around 2% in 2021 (2020: 3%). In economically weaker regions we expect the growth rates to be considerably higher. The lower worldwide growth rates in 2021 and 2020 compared to previous years were primarily caused by COVID-19 related excess mortality of ESKD patients.

In 2021, most dialysis patients were treated in one of approximately 48,000 (2020: 47,000) dialysis centers worldwide, with an average of more than 75 (2020: 75) patients per center. However, this figure varies considerably from country to country.

Hemodialysis is by far the most common form of therapy for chronic kidney failure. A total of 88% of dialysis patients were treated in this way at dialysis centers in 2021 (2020: 88%). Home hemodialysis is an alternative to treatment at a dialysis center. Although adoption has been limited to date, the number of home hemodialysis patients is rising continuously. A total of around 1% of all patients are currently treated in this way (2020: 1%). In the year under review, 11% of all dialysis patients were treated with peritoneal dialysis, usually at home (2020: 11%). Accordingly, 12% of dialysis patients were treated with home dialysis (2020: 12%). In 2021, about 14% (2020: 14%) of all dialysis patients in the U.S. were treated with home dialysis.

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

Peritoneal dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis (“CAPD”), or by a treatment known as continuous cycling peritoneal dialysis (“CCPD”), also called automated peritoneal dialysis (“APD”). In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can be used as a dialyzer only for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Health care services

We provide dialysis treatment and related laboratory and diagnostic services through our global network of 4,171 outpatient dialysis clinics in 2021 (2020: 4,092). At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine via bloodlines and monitors the dialysis equipment and the patient’s vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

As part of the dialysis therapy, we provide a variety of services to ESKD patients at our dialysis clinics in the U.S. These services include administering erythropoietin stimulating agents (“ESAs”), which are synthetic engineered hormones that stimulate the production of red blood cells. ESAs are used to treat anemia, a medical complication that ESKD patients frequently experience. We administer ESAs to most of our patients in the U.S. ESAs have historically constituted a material portion of our overall costs of treating our ESKD patients.

Our clinics also offer services for home dialysis patients, the majority of whom receive PD treatment. For these patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. (See “— Regulatory and legal matters — Reimbursement — U.S.” for a discussion of the ESRD PPS and billing for these products and services.)

We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESKD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma, or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We provide services to these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments.

Other health care services

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

Value and risk-based care programs

We conduct a broad range of value and risk-based care programs spanning Chronic Kidney Disease (“CKD”) and ESRD patient populations with both private and public payors. Value and risk-based care programs include shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Full risk arrangements include capitated arrangements and percent-of-premium arrangements in which private payors or government programs credit us periodic, fixed payments based on expected medical expenses of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESKD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We have participated recently in the following value-based programs:

•

Under CMS’s Comprehensive ESRD Care Model (the ‘‘Model’’), dialysis providers and physicians formed entities known as ESRD Seamless Care Organizations (‘‘ESCOs’’) as part of a payment and care delivery pilot program that ended March 31, 2021 which sought to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. Following our initial participation in six ESCOs, we ultimately expanded our participation in the Model to 23 ESCOs formed at our dialysis facilities. ESCOs that achieved the program’s minimum quality thresholds and generated reductions in CMS’s cost of care above certain thresholds for the ESKD patients covered by the ESCO received a share of the cost savings, adjusted based on the ESCO’s performance on certain quality metrics. ESCOs may also owe payments to CMS if actual costs of care rise above set thresholds. As of March, 2021, approximately 34,800 patients were aligned to ESCOs in which we participated.

•

In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (calendar year (‘‘CY’’) 2017) the Company’s ESCOs together generated more than $66.7 M (€59.0 M) in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company’s ESCOs produced more than $66.1 M (€56.0 M) in gross savings, an average 1.9% reduction in expenditures per patient. For the fourth performance year (CY 2019), CMS published the final settlement reports on October 31, 2020. In total, the Company’s ESCOs produced more than $10.8 M (€9.6 M) in gross losses, an average 0.3% increase in expenditures per patient. For the fifth performance year (CY 2020), CMS gave each ESCO the options to (a) extend participation in the program through March 31, 2021, and/or to (b) accept the following financial changes: (i) reduce 2020 downside risk by reducing shared losses by proportion of months during the COVID-19 Public Health Emergency as promulgated under the Public Health Services Act, (ii) cap gross savings upside potential at 5% gross savings, (iii) remove COVID-19 inpatient episodes, and (iv) remove the 2020 financial guarantee requirement. All of our affiliated ESCOs signed amendments to extend participation in the program through March 31, 2021 and 22 of our ESCOs accepted the financial changes related to COVID-19. The Model ended on March 31, 2021. We anticipate that CMS will publish final settlement reports for the last performance year in Spring 2022.

•

A new model, the ESRD Treatment Choices model, began on January 1, 2021. The ESRD Treatment Choices model is a mandatory model that applies to ESRD facilities and managing clinicians in certain randomly selected geographic regions (specifically, Hospital Referral Regions) that comprise approximately 30 percent of adult ESRD beneficiaries in all 50 states and the District of Columbia. This model applies both positive and negative payment adjustments to claims submitted by physicians and dialysis facilities for dialysis patients. For further information on the models and our applications for enrollment, see “Regulatory and legal matters – Reimbursement – Executive order-based models.”

•

In October 2019, CMS released a request for applications to participate in its new CKCC model. Applications were due in January 2020. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity (“KCE”). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers, and dialysis providers and other third parties are permitted to participate. The voluntary models allow KCEs to take on various amounts of financial risk. Two options, the CKCC global and professional model, allow renal health care providers to assume upside and downside financial risk. A third option, CKCC graduated model, is limited to upside risk, but is unavailable to KCEs that include large dialysis organizations. For further information on the models and our applications for enrollment, see “Regulatory and legal matters – Reimbursement – Executive order-based models.”

•

We have also entered into value and risk-based care programs with private payors to provide care to commercial and Medicare Advantage ESKD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference.

Physician nephrology and cardiology services

We manage and operate nephrology and cardiology physician practices in the United States.

Other health care services outside the United States

Ambulant treatment services

In the Asia-Pacific Segment, we are the majority stakeholder in Cura, a leading operator of day hospitals in Australia. Additionally, we provide ambulant treatment services in other parts of the region, which include comprehensive and specialized health check-up centers, vascular access and other chronic treatment services. We also operate renal hospitals in China whose service scope includes inpatient and outpatient facilities focused on kidney disease.

For additional information regarding our other health care services, see Item 4, “Information on the Company - Regulatory and legal matters - Reimbursement - U.S.,” and Item 3.D, “Key information – Risk factors.”

Health care products

Based on internal estimates prepared using our MCS (see “Major markets and competitive position,” below), publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributor of peritoneal dialysis products, measured by publicly reported revenues. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Most of our customers are dialysis clinics. For the years 2021 and 2020, health care products accounted for 21% of our consolidated total revenue.

We produce and distribute a wide range of machines and disposables for HD, PD and critical care, including acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other health care products. The following amounts exclude intercompany product sales:

Health care product revenue
in € M
	Year ended December 31,
	2021		2020		2019
	Total		Total		Total
	product		product		product
	revenues	% of total	revenues	% of total	revenues	% of total
Hemodialysis products	3,036	81%	3,027	81%	2,941	82%
Peritoneal dialysis products	374	10%	383	10%	375	10%
Other	333	9%	335	9%	289	8%
Total	3,743	100%	3,745	100%	3,605	100%

Hemodialysis machines

Our advanced line of hemodialysis machines includes four series: 2008, 4008, 5008 and 6008. We developed the 4008, 5008 and 6008 series for our markets outside of North America and the 2008 series for the North American market. In 2016, we introduced the 6008 series with the launch of our 6008 CAREsystem.

We also produce the 2008K@home in North America and 4008S and 5008S outside of North America for patients to perform the dialysis treatment in the comfort of their home. In 2019, we completed our acquisition of NxStage, which broadens our offerings of home hemodialysis treatment options. See “—Home hemodialysis” below.

In January 2019, we launched the 4008A dialysis machine which was designed to meet the needs of emerging markets. With the launch of the 4008A, we aim to improve the accessibility to life-sustaining dialysis treatment for ESKD patients in these countries. The 4008A dialysis machine incorporates our high-quality standards while minimizing costs for health care systems. The 4008A dialysis machine has been deployed primarily in emerging Asian markets and more recently in China.

The machines produced within these four series are set forth below:

Our various models of these machine series utilize our latest research and development efforts to improve the dialysis process. Examples of these improvements include the addition of Clinical Data eXchange™ (“CDX”), which allows the clinician to access Medical Information System (“MIS”) data directly from the dialysis station. In addition, the 2008K@home Wet Alert option provides a wireless wetness detector for the identification of blood leakage during dialysis.

Other features of our range of dialysis machines include:

•	Volumetric dialysate balancing and ultrafiltration control system
•	Modular design
•	Sophisticated microprocessor controls, touch screen interfaces, displays and/or readout panels that are adaptable to local language requirements
•	Compatibility with all manufacturers’ dialyzers and a variety of bloodlines and dialysis solutions
•	bibag® Online Dry Bicarbonate Concentrate system, which produces bicarbonate concentrate directly in the machine eliminating the need for liquid bicarbonate jugs or a central bicarbonate system
•	Auto Flow, Eco Flow, Adapted Flow and Idle mode enable dialysate savings
•	Battery backup which continues operations of the blood circuit and all protective systems up to 20 minutes following a power failure
•	Online Clearance Monitoring with the measurement of dialyzer clearance for quality assurance

•	CDX, which eliminates the loss of valuable treatment space allocated to MIS systems and carts
•	Online data collection capabilities and computer interfacing with our Therapy Data Management System (TDMS) and/or medical information systems
•	Monitoring and assessment of prescribed therapy
•	Capability to connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network
•	Entry of nursing records automatically at bedside
•	Adaptability to new data processing devices and trends
•	Recording and analysis of trends in medical outcome factors in hemodialysis patients
•	Performance of home hemodialysis with optional remote monitoring by a staff caregiver.

Dialyzers

Dialyzers are specialized filters that remove uremic toxins and excess water from the blood during hemodialysis. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We manufacture our F-series and advanced FX series of dialyzers as well as our HemoflowTM and Optiflux® series, the leading dialyzer brand in the U.S. All membranes manufactured by us are produced from highly biocompatible synthetic materials. For example, the novel FX CorAL dialyzer contains an innovative Helixone® hydro membrane which forms a hydro-layer on the inner membrane surface for reduced protein absorption, resulting in a membrane with low immune response and high selective permeability.

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

•

PD Patient management software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. In the North America Segment, the Liberty® cycler now offers a modem to our clinics, which allows clinicians to review the home patient’s treatment daily in their electronic medical record system.

Home Hemodialysis

Hemodialysis can also be done by patients in their own home. Home hemodialysis allows patients to dialyze more frequently for shorter periods than in a dialysis clinic and can improve treatment results and quality of life of patients.

Fresenius Medical Care offers two distinct systems that facilitate home hemodialysis. In addition to the 2008K@home, the 5008S CorDiax HD and the 4008S machines mentioned above, we also offer the NxStage® System One™, a home hemodialysis system that offers the following benefits:

•	A simple and intuitive user interface
•	A dialysis cartridge with a pre-assembled dialyzer
•	Option to produce dialysate at the point-of-care by using PureFlowSL
•	Flexibility and movability due to the compact size and alternative dialysate source (by using bags)
•	Dosing calculator that supports health care practitioners generate prescriptions according to patient needs.

Acute dialysis products

Acute dialysis is intended to provide a full portfolio of proven blood purification therapies for critically ill patients with Acute Kidney Injury, including Continuous Renal Replacement Therapy as well as further treatment options such as therapeutic plasma exchange, carbon dioxide removal and sepsis therapy. Our goal is to provide state-of-the-art therapies supporting impaired kidneys which are easy to operate with a high degree of safety. Our portfolio includes acute dialysis machines, dialysis fluids, hemofilters, plasma filters, adsorbers and a variety of treatment kits and catheters.

Other Dialysis Products

We manufacture and/or distribute arterial, venous, single needle and pediatric bloodlines. We produce liquid, dry and semi-dry acid concentrates for individual supply and central supply, including in-house preparation for which we also provide appropriate connection systems as well as suitable mixing devices. Liquid acid concentrates are formulated to be mixed with dry bicarbonate concentrate (8.4%), using water for hemodialysis treatment. Dry and semi-dry concentrates must be dissolved with water using a suitable mixing device to obtain liquid acid concentrate. Dry acid concentrate requires less storage space and may be less prone to bacterial growth than liquid acid concentrates. We also have rinsing solutions (Saline 0.9% in bags) in our portfolio for priming and rinsing the tubing system. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles and hemodialysis catheters.

Other health care products

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

Heart and lung therapies (acute cardiopulmonary products): In December 2016, we acquired Xenios AG, a company focusing on products for extracorporeal heart and lung support for patients with severe heart and lung failure, in particular for the indicators of severe acute respiratory distress syndrome and acute exacerbations of chronic obstructive pulmonary disease. The products used for an extracorporeal gas exchange offer a wide range of heart and lung support from partial CO2 removal up to full oxygenation. Xenios’s Novalung®, a heart and lung support system for the treatment of acute respiratory or cardiopulmonary failure, was approved by the FDA in February 2020 and is the first extracorporeal membrane oxygenation (“ECMO”) system to be cleared for more than six hours of use as extracorporeal life support. In early May 2021, Xenios AG received approval for a patient kit in China, which followed China’s National Medical Products Administration approval of the Xenios console in December 2020. As a result, a complete heart and lung support system is now permitted for ECMO therapy in China.

Renal pharmaceuticals

We continue to acquire and in-license renal pharmaceuticals to improve dialysis treatment for our patients. Below are the primary renal pharmaceuticals we have acquired or for which we have obtained licenses for use:

PhosLo®

In November 2006, we acquired PhosLo®, a calcium-based phosphate binder. Phosphate binders keep phosphorus levels in ESKD patients in a healthy range by preventing the body from absorbing phosphorus from foods and assisting the passing of excess phosphorous out of the body. We have received approval of PhosLo® in selected European countries. In October 2008, a competitive generic phosphate binder was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched an authorized generic version of PhosLo® to compete in the generic calcium acetate market. In April 2011, the FDA approved our New Drug Application for Phoslyra®, a liquid formulation of PhosLo®. We continue to commercialize the authorized generic version of calcium acetate as well as Phoslyra® in the U.S. market.

Venofer® and Ferinject®

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Vifor (International) Ltd. (a subsidiary of Swiss-based Vifor Pharma Ltd.)) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD patients as well as dialysis patients. Venofer® is a leading intravenous iron product worldwide. The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008, provides our subsidiary Fresenius USA Manufacturing Inc. (“FUSA”) with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. In 2017, Fresenius Medical Care Canada acquired the license to distribute Venofer® for ESKD and all indications in Canada. The license agreement has a term of five years with two additional two-year options. The U.S. license agreement has a term of ten years and includes FUSA extension options. The North American agreement with American Regent was renegotiated in 2018 and is effective through December 2023. The international agreement which had a term of 20 years was terminated in 2010 as a consequence of the establishment of Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, “VFMCRP”).

In December 2010, we announced the expansion of our agreements with Vifor Pharma Ltd by forming a new renal pharmaceutical company, VFMCRP, with the intention to develop and distribute products focused on addressing distinct complications and areas of chronic kidney disease; renal anemia management, mineral and bone management, kidney function preservation and improvement, conditions associated with kidney impairment and its treatment; and cardio-renal management. FMC-AG & Co. KGaA owns 45% of the company, which is headquartered in Switzerland. Vifor Pharma Ltd contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Vifor Pharma Ltd and its existing key affiliates or partners retain the responsibility for commercialization of both products outside the renal field. Following the Vifor Pharma Ltd corporate restructuring, and with effect as of November 2, 2021, Vifor Pharma Participations Ltd replaced Vifor Pharma Ltd as a shareholder of VFMCRP.

Velphoro®

As part of the agreement to create VFMCRP, Vifor Pharma Ltd also contributed the asset Velphoro®, a novel iron-based phosphate binder, to the new company (excluding certain rights within Japan). Fresenius Medical Care North America (“FMCNA”) markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. The product for the U.S. market is supplied by an FDA-approved Vifor Pharma Ltd manufacturing facility in Switzerland and an FDA-approved contract manufacturer also located in Switzerland. Velphoro® has been approved in 43 countries and commercially launched in 29 countries worldwide and the VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL. For further information, refer to note 22 of the notes to the consolidated financial statements, ‘‘Commitments and contingencies – Legal and regulatory matters’’ included in this report.

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

Shared product portfolio

The core of the VFMCRP model is to in-license products predominantly initiated or used by nephrologists as part of the following areas: renal anemia, mineral and bone and cardio-renal management, kidney function improvement and renal associated conditions. VFMCRP in-licensed Mircera, Retacrit, Rayaldee, Tavneos, and difelikefalin.

VFMCRP also own the rights to Veltassa® (patiromer), a treatment for hyperkalaemia or elevated potassium levels, outside of the U.S. and Japan.

Major markets and competitive position

To obtain and manage information on the status and development of global, regional and national markets, we have developed our MCS. We use the MCS within the Company as a tool to collect, analyze and communicate current and essential information on the dialysis market, developing trends, our market position and those of our competitors. Country-by-country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESKD, the treatment modalities selected, products used, treatment location and the structure of ESKD patient care providers. The survey has been refined since inception to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESKD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESKD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information. Except as otherwise specified herein, all patient and market data in this report have been derived using our MCS.

We estimate that the volume of the global dialysis market was €79 billion in 2021 (2020: €81 billion) comprising approximately €15 billion (2020: €15 billion) of dialysis products and approximately €64 billion (2020: €66 billion) of dialysis services (including administration of dialysis drugs).

As of December 31, 2021, we were the world’s leading provider of dialysis services with a market share of approximately 9% (2020: 9%) of the global dialysis patient population through treating 345,425 (2020: 346,553) of the approximately 3.8 M (2020: 3.7 M) dialysis patients worldwide. The segment breakdown according to patients treated is below:

PATIENTS TREATED

North America Segment
2021
30 %
70 %
2020
30 %
70 %
EMEA Segment
2021
8 %
92 %
2020
8 %
92 %
Asia-Pacific Segment
2021
98 %
2020
98 %
Latin America Segment
2021
12 %
88 %
2020
12 %
88 %
Worldwide
2021
9 %
91 %
2020
9 %
91 %
Fresenius Medical Care
Other providers

Source: Company data and estimates

We are also the global market leader for dialysis products. Dialysis products we produced for use in our own dialysis centers or for sale to third-party customers accounted for a market share of 36% in 2021 (2020: 36%). In the case of hemodialysis products, we had a 42% share of the global market (2020: 42%) and are also the leader in this field.

Dialyzers for hemodialysis are the largest product group in the dialysis market with a worldwide sales volume of over 378 M units in 2021 (2020: 366 M). Approximately 158 M (around 42%) (2020: 158 M, or around 43%) of these were made by the Company, giving us by far the biggest market share. Hemodialysis machines constitute another key component of our product business. Here, too, we are the market leader. Of the 92,000 machines installed in 2021 (2020: 91,000), according to estimates, around 48,000, or around 52% (2020: around 45,000, or around 50%), were produced by the Company.

Furthermore, we hold a strong position in the market for peritoneal dialysis products: Around 16% (2020: around 16%) of all peritoneal dialysis patients use products made by the Company.

The overall market for dialysis care services in the U.S. is consolidated. Across all market segments, we treat around 37% of all dialysis patients in the United States (2020: 37%). In the U.S., home dialysis is becoming increasingly important. In 2021, about 15% (2020: 14%) of our U.S. dialysis treatments were performed at home. Outside the U.S., the dialysis services business is much more fragmented. With around 1,490 dialysis centers (2020: 1,470) and approximately 139,000 patients (2020: 140,000) in around 50 countries (2020: 50), we operate by far the largest network of clinics outside the U.S.

Our competitive environment is described in more detail below:

Health Care Services. We operate in a competitive, international market environment and are, therefore, subject to certain trends, risks and uncertainties that could cause actual results to differ from our projected results. The major trends affecting the markets in which we operate are: the aging population and increased life expectancies, shortage of donor organs for kidney transplants, and increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESKD, all of which contribute to patient growth. In the U.S. and other markets in which dialysis is readily available, additional trends are:

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

For additional trends, risks and uncertainties that could cause actual results to differ from our projected results, specifically in relation to the impact on patient mortalities and co-morbidities related to COVID-19, see Item 3.D, “Key information – Risk factors.”

The following are our largest competitors in the dialysis services industry:

North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment
DaVita, Inc.	Diaverum S.à r.l.	B. Braun SE	DaVita, Inc, Baxter International Inc.
U.S. Renal Care, Inc.	B. Braun Melsungen AG	Nephrocare Health Services Private Limited (NephroPlus)	Diaverum S.à r.l.

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

Products: We compete globally in the product market which is largely segmented between hemodialysis, peritoneal dialysis, home hemodialysis and renal pharmaceuticals. Our competitors include:

●	Baxter International, Inc.
●	Asahi Kasei Medical Co., Ltd
●	B. Braun SE
●	Bain Medical Equipment (Guangzhou) Co., Ltd
●	Medtronic Public Limited Company
●	Nikkiso Co., Ltd.
●	Nipro Corporation
●	Shandong Weigao Group Medical Polymer Company Limited (Wego)
●	Quanta Dialysis Technologies, Ltd.
●	Outset Medical, Inc.
●	Terumo Corporation
●	Kawasumi Laboratories, Inc.
●	Fuso Pharmaceuticals Industries, Ltd.
●	Toray Industries, Inc.
●	Amgen, Inc.
●	Genzyme Corporation (a subsidiary of Sanofi S.A.) and
●	Akebia Therapeutics, Inc.

We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

Our strategy and competitive strengths

“Creating a future worth living. For patients. Worldwide. Every day.” This vision guides us in our efforts to give our patients around the world a better life by offering them high-quality products and outstanding health care.

At the same time, we expect to face a multitude of challenges in the coming years: an aging population, a rise in chronic diseases, fragmented care, staff shortages, cost pressure, digitalization and the COVID-19 pandemic, all of which require new approaches and solutions in health care.

Our way forward – “Strategy 2025”

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

•

Value and risk-based care models: These models allow us to offer care that is not only better, but also affordable in the long term. Our aim is to establish sustainable partnerships with payors around the world to drive forward the transition from fee-for-service payment to pay-for-performance models.

•

Chronic kidney disease and transplantation: We want to provide patients with holistic care along their entire treatment path. To this end, we have extended our value and risk-based care programs to include the treatment of chronic kidney disease with a view to slowing disease progression, enabling a smoother start to dialysis and preventing unnecessary hospital stays. We also intend to incorporate kidney transplants into value-based care models in the future.

•

Future innovations: Through our subsidiary, Fresenius Medical Care Ventures, we invest in start-ups and early-stage companies in the health care sector with the goal of gaining access to new and disruptive technologies and treatment concepts for our core business and complementary assets.

Critical care solutions

The number of patients requiring continuous renal replacement therapy to treat acute kidney failure is set to rise in the next decade to more than 1.6 million per year. We will expand our existing acute care portfolio to include other extracorporeal critical care therapy areas, such as the treatment of acute heart, lung and multi-organ failure.

Complementary assets

We will supplement and strengthen our existing network where feasible through additional partnerships, investments and acquisitions. This will help us to create medical value added while saving costs, enabling us to build an even more solid foundation for our future growth to 2025 and beyond.

Integrating sustainability

For us, sustainability is about being successful in the long term and creating lasting value – economically, ecologically and socially. Our commitment to sustainability is incorporated in our vision and our mission. It is also reflected in our strategy. We have launched our Global Sustainability Program to step up our efforts to integrate sustainability into our business activities from 2020 to 2022. In this context, we have introduced sustainability as a non-financial performance target for management compensation. See Item 6.B, “Directors, senior management and employees — Compensation — Management Board members’ compensation in the Fiscal Year — Sustainability target” below.

Globalizing our operating model

Related to the changes according to the FME25 Program, we are structuring our operating model along the relevant future value drivers. The new operating model continues our strategy to globalize and simplify our structure in the course of implementing Strategy 2025. The objective is to better capture identified growth opportunities, thereby generating additional value, enhance capital allocation, further realize the advantages of our vertical integration, increase transparency both internally and externally, reduce the administrative burden in terms of cost and speed, and promote a culture of agility, innovation and accountability.

We expect to complete the roll-out of our new global operating model by 2023 and most of the savings initiative to be implemented by 2025. For further information, see Item 5. “Operating and financial review and prospects — II. Financial condition and results of operations — Company Structure,” below.

Customers, marketing, distribution and service

We sell most of our products to dialysis clinics, hospitals and specialized treatment clinics. Close interaction between our sales and marketing as well as research and development (“R&D”) personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of hemodialysis and peritoneal dialysis as well as acute dialysis products and products for critical care. Sales engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics and, together with marketing, represents us at industry trade shows. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance and warranty regulation for each country in which we sell dialysis products.

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

Sales of dialysis products to Iran

The Company actively employs comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. The Company has allocated resources to design, implement and maintain a compliance program specific to the Company’s U.S. and non-U.S. activities. At the same time, the Company’s dedication to providing its life-saving dialysis products to patients and sufferers of ESKD extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company’s product sales to Iran from Germany are not subject to the EU’s restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Implementing Regulation (EU) 2021/1242 of July 29, 2021 implementing Regulation (EU) No 267/2012 concerning restrictive measures against Iran, as the Company’s products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company’s sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 (“ITSR”) and are not eligible for licenses from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a U.S. person, as those terms are used in ITSR § 560.215(a), and the Company’s affiliates involved in Iran-related transactions are also not “owned or controlled” by a U.S. person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company’s Iran-related transactions (because the sales by the Company’s non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC’s public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

During the year ended December 31, 2021, the Company sold approximately €6 M of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately €4.0 M in operating income for the year ended December 31, 2021. All such sales were made by the Company’s German subsidiaries. Based on information available to the Company, the Company believes that most products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the “Government of Iran” as defined in ITSR § 560.304. The Company’s 2021 sales to Iran represent approximately 0.03% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

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

Medicare program regulations rely on Conditions for Coverage rules for ESRD facilities which require that each dialysis clinic have a medical director who is responsible for overseeing the delivery of patient care and outcomes at the dialysis clinic. The medical director must be board-certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. We have engaged physicians or physician practices to serve as medical directors for our outpatient dialysis centers, home dialysis programs, and inpatient dialysis service relationships with hospitals. The compensation of our medical directors and other contracted physicians is negotiated individually in arm’s length negotiations and is based on the anticipated workload for each clinic or program the medical director will oversee, as well as any unique market factors such as, for example, the lack of availability of alternative options within the market. The total annual compensation of the medical directors is to be in place for a term of at least one year and the medical directors agree to seek to continue to improve quality, safety and efficiency. We have developed internal processes with the goal of setting the compensation of our medical directors at fair market value.

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

A number of the dialysis clinics and other health care centers we operate are owned, or managed, by entities in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We have granted holders of these minority interests put options or similar rights under which we could be required to purchase all or part of the minority owners’ noncontrolling interests. See note 1 a) of the notes to our audited consolidated financial statements included in this report. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physician groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these entities must comply with the federal Anti-Kickback Statute and Stark Law. There is a safe harbor under the Anti-Kickback Statute for certain investment interests in small entities. These entities have been designed to comply with the federal Anti-Kickback Statute and Stark Law, but they do not satisfy all of the requirements for safe harbor protection. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician entities that fall outside the safe harbors are not, by definition, prohibited by law but continue to be subject to legal scrutiny. See Item 3.D, “Key information – Risk factors.”

Our contractual and other relationships with physicians and other referral sources are subject to numerous legal requirements. While we operate under procedures and policies regarding compliance with these requirements, and in some respects, we follow the guidance under safe harbors, there is no assurance that our interpretations of legal requirements will always be accurate or that our execution of legal requirements will always be sufficient or complete. See Item 3.D, “Key Information – Risk Factors.”

Capital expenditures

We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve-month periods ended December 31, 2021, 2020, and 2019.

Capital expenditures (gross)
in € M
	2021	2020	2019
Capital expenditures for property, plant and equipment and capitalized development costs
North America Segment	400	536	567
EMEA Segment	120	132	138
Asia-Pacific Segment	50	77	59
Latin America Segment	37	33	28
Corporate	247	274	333
Total	854	1,052	1,125

Acquisitions, investments, purchases of intangible assets and investments in debt securities
North America Segment	526	252	2,111
EMEA Segment	37	46	41
Asia-Pacific Segment	13	24	43
Latin America Segment	18	59	69
Corporate	34	26	33
Total	628	407	2,297

For additional information regarding our capital expenditures, see Item 5.IV, “Operating and financial review and prospects – Financial position.”

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

For a discussion of our 2021 and 2020 acquisitions and investments, see Item 5, “Operating and financial review and prospects – III. Financial position – Net cash provided by (used in) investing activities.”

Procurement and production

We operate modern development, production and distribution facilities worldwide to meet the demand for our dialysis products and other health care products. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment resulting in a competitive advantage in manufacturing our products. Production facilities and distribution centers are strategically located. This helps to reduce transportation costs and facilitate the distribution of products to our customers.

We produce and assemble hemodialysis machines and peritoneal dialysis cyclers in our Schweinfurt, Germany and our Concord, California, U.S. facilities. We manufacture and assemble dialyzers and polysulfone membranes in our Ogden, Utah, U.S., St. Wendel, Germany, L’Arbresle, France, Buzen, Japan (dialyzers) and Changshu, China (dialyzers) facilities and at production facilities of our joint venture in Inukai, Japan. We manufacture hemodialysis concentrate products at various facilities worldwide, including France, Germany, Great Britain, Spain, Turkey, Serbia, Argentina, Brazil, Colombia, Ecuador, Australia, China, Malaysia, Canada, Mexico and the U.S. We manufacture PD solutions in North America, Europe, Latin America, and Asia, with two of our largest plants in Germany and the U.S. Additionally, we manufacture bloodlines in Mexico, China and Turkey. Our Reynosa, Mexico plant is the world’s largest (by volume) bloodline manufacturing facility. See “Item 4.D. Property, plant and equipment,” below.

The Global Manufacturing, Quality & Supply (“GMQS”) division manages the procurement of raw materials and semi-finished goods as well as the manufacturing and distribution of renal products. This center-led approach enables us to:

•	enhance the efficiency of our processes,
•	optimize cost structures,
•	improve returns on our capital invested in manufacturing,
•	respond quickly, and
•	fulfill our commitment to meeting high quality and safety standards.

With a focus on quality, costs and availability, GMQS has introduced a stable infrastructure with efficient processes and systems over the last several years. All production sites follow the Lean Manufacturing approach which, in our North America Segment and nine of twelve plants in our EMEA Segment, includes the “Lean Six Sigma” management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of manufacturing processes to achieve a low defect rate resulting in improved product quality, while reducing manufacturing time. Our production of renal pharmaceuticals and medical devices must comply with current Good Manufacturing Practices under the applicable regulations of the U.S. FDA, the EU, the Brazilian Health Regulatory Agency (ANVISA) and other jurisdictions. See “– Regulatory and legal matters – Product Regulation,” below.

We have been successful in harmonizing all local Quality Management Systems (“QMS”) in all manufacturing and development sites of our EMEA Segment, Latin America Segment and Asia-Pacific Segment under one Consolidated QMS (“CQMS”). The CQMS fulfills ISO 13485:2016 and ISO 9001:2015 standards, the Medical Device Single Audit Program (“MDSAP”) underlying regulatory requirements, the Medical Device Directive 93/42/EEC as well as Regulation (EU) 2017/745 of April 5, 2017 on medical devices (“MDR”), which have been implemented in the EMEA Segment, Latin America Segment and Asia-Pacific Segment design, manufacture and distribution sites. (See also “Regulatory and Legal Matters – Facilities and Operational Regulation” below). Every medical device plant within our EMEA Segment, Latin America Segment and Asia-Pacific Segment has a local QMS directed by CQMS that is certified either to ISO 13485:2016 and/or ISO 9001:2015 under MDSAP. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC, the MDSAP underlying regulatory requirements and additional national requirements based upon target markets and countries of manufacturing. Plants producing products with the CE mark are in the transition process to be in full compliance with the MDR. The QMS of each site is reviewed through periodic corporate and local management review as well as internal audits.

All certified plants have successfully passed the annual ISO 13485, ISO 9001, MDSAP underlying regulatory requirements, external QMS audits and authority inspections for maintaining their required certifications and licenses.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive Supplier Relationship management and risk management systems connect all our global procurement activities to enhance global transparency, compliance with our Supplier Code of Conduct, standardized processes and constant monitoring of our projects and supplier-related activities. Our procurement risk mitigation efforts include (i) the development of partnerships with strategic suppliers through framework contracts, (ii) where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and (iii) measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring. See Item 3.D, “Key Information – Risk Factors.”

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

Quality assurance and quality management in dialysis care

Our clinics work in conformance with the generally accepted quality standards of the industry, particularly the Kidney Disease Outcomes Quality Initiative (“KDOQI”) guidelines from the U.S., the European Renal Best Practice standard and increasingly, Kidney Disease: Improving Global Outcomes (“KDIGO”), an industry initiative for global clinical practice guidelines. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

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

The Medicare Improvements for Patients and Providers Act of 2008 created the ESRD quality incentive program under which dialysis facilities in the U.S. that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%. See Item 5. “Operating and financial review and prospects - II. Financial condition and results of operations - Overview.” These programs blend the CMS quality standard measures against the industry baselines to attempt the improvement in quality through a pay for performance program that operates as a part of the ESRD PPS.

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

Additionally, several countries in the EMEA Segment fulfill the ISO-Norm 14001:2015 for environmental management systems. These quality and environmental management systems deployed in the EMEA Segment form part of an Integrated Management System (“IMS”) that closely reflects existing corporate processes and is used to fulfill many legal and normative requirements. In addition, the IMS offers a highly flexible structure that allows us to adapt to future regulations. The IMS not only fulfills the ISO 9001:2015 requirements, but also links it with the ISO-Norm 14001:2015. Furthermore, it conforms to the specific requirements that apply in the fields of pharmaceuticals and medical devices, for example to health care professionals. Prominent examples are the ISO-Norm 13485:2016, the Medical Device Directive 93/42/EEC as well as the Medical Device Regulation (EU) 2017/745.

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

Our principal focus of our clinical research includes the development of new products, technologies and treatment concepts to optimize treatment quality, safety and efficiency for kidney failure patients. This includes steps and processes for the reduction in the costs of providing care for our patients. See Item 5.VII, “Operating and financial review and prospects – Research and development.”

Environmental management

In 2021, we launched a global environmental policy as part of our efforts to develop and implement a global environmental strategy. The policy provides a framework for environmental management at a global level and will serve as a basis for developing reduction targets. Our policy also addresses how we manage and monitor our environmental impact and acts as a framework for our environmental policies and manuals at a regional level (“Global Environmental Policy”). In January 2022, the Management Board approved new climate targets. We plan to be climate neutral by 2040. By 2030, we aim to reduce Scope 1 (direct) and Scope 2 (indirect) emissions by 50% compared with 2020. In addition, we will assess the impact of Scope 3 (other indirect) emissions in the future so that they can be included in our targets.

We have integrated environmental protection targets into our operations. To reach these goals, our Environmental Management System (“EMS”) in the EMEA Segment has been in use at certain of our production facilities as well as at a number of dialysis clinics. Environmental goals are set and monitored during all stages of the lives of our products, from their development to their disposal. At a global level, our key principles and commitment on environmentally sustainable behavior are defined by our Global Environmental Policy.

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

In our European clinics, we maintained our EMS in dialysis clinic organizations and we continued to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 12 countries in our European region are certified according to the revised environmental management standard ISO 14001:2015. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data, which is currently used in hundreds of our clinics in the EMEA Segment and the Latin America Segment. This software is intended to monitor and reduce consumption of resources and generation of wastes while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

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

In our North America Segment dialysis clinics, we implemented recycling programs for corrugated materials and hemodialysis machines. Targeted environmental performance criteria in other locations include electricity and fresh water consumption as well as improved separation of waste. We achieved ISO 14001:2015 certification for two dialysis clinics as well as one manufacturing facility in the North America Segment as of December 31, 2018.

In our Asia-Pacific Segment, we are expanding data collection regarding energy and water consumption in our dialysis clinics. Processes are also being put in place to determine the amount of biohazardous waste that is generated as part of clinical operations. Several feasibility studies and pilot projects are being explored to reduce our environmental impact. Among these studies and pilot projects is the assessment of the use of solar panels in order to augment, or fully meet, the power requirements of certain centers. Efforts are underway to reduce our energy consumption by increasing the use of energy efficient lighting and air-conditioning units. In terms of waste reduction, we are also looking into the use of a family of systems that shred and autoclave medical waste into a sterile “non-infectious” confetti-like chaff which could allow for dialysis plastic waste to be disposed of as general waste or recycled into plastic materials. As a result, the amount of waste that is incinerated or enters landfills would be reduced. Additionally, we are working with local vendors to ensure other plastic waste generated in our clinics is either reused or recycled. These measures will further reduce our environmental impact and lower the carbon footprint of our clinical operations.

Patents and licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 10,000 patents and patent applications in major markets.

Technologies that are the subject of granted patents or pending patent applications include aspects of our hemodialysis, peritoneal dialysis and critical care treatment systems, relating to both single-use products and treatment machines.

Other parts of the patent portfolio relate to platform and future technologies, such as digital, data management and regenerative medicine.

We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a significant number of products for which patent protection has lapsed or where only particular features are patented. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacturing of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage. From time to time, our patents may be infringed by third parties and, in such cases, we will assert and enforce our rights. Registered patents may also be subject to invalidation claims made by competitors in formal proceedings (oppositions, trials, re-examinations, invalidation action, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property (see Item 3.D, “Key Information – Risk Factors” and note 22 of the notes to the consolidated financial statements included in this report).

Trademarks

As the owner of trademarks or licensee of trademarks throughout the world, we currently hold rights in over 3,500 registered trademarks or trademark applications covering inter alia our key product branding in major markets.

Our principal trademarks and corporate names are or comprise the designation “Fresenius Medical Care” which we use stand-alone or together with a triangle figure in our corporate logo. The use of “Fresenius” in our trademarks is based on a perpetual, royalty-free license from Fresenius SE, our major shareholder and the sole shareholder of our general partner. See Item 7.B, “Related party transactions – Trademarks.”

Risk management

We see risk management as the ongoing task of determining, analyzing and evaluating the spectrum of actual and potential risks arising from our business operations in our environment and, where possible, taking pre-emptive and corrective measures. Our risk management system provides us with a basis for these activities. It enables management to identify risks that could jeopardize our growth or going concern and to take steps to minimize any negative impact. Accordingly, it is an important component of our management and governance.

Risk management system

The main objective of the risk management system is to identify potential risks as early as possible to assess their impact on business activities and enable us, where necessary, to take appropriate countermeasures. Due to constantly changing external as well as internal requirements and conditions, our risk management system is continuously evolving. In the past financial year, the completeness and validity of risk information within our risk management approach, as well as its effectiveness, was strengthened by an enhancement of the effectiveness review of countermeasures as well as by the application of a newly defined concept for the analysis of our risk-bearing capacity and our aggregated risk position. This was complemented by the definition of our risk appetite in an internal guideline which reflects the respective risk tolerance levels for our individual business activities.

The organizational structure of our risk management as well as the previously described processes are shown in the following overview:

RISK REPORTING

AUDIT AND CORPORATE GOVERNANCE COMMITTEE OF SUPERVISORY BOARD
Reporting of consolidated risks
MANAGEMENT BOARD
Reporting of consolidated risks
CORPORATE RISK COMMITTEE
Processing of Ad-hoc risks
Ad-hoc risk reporting
CORPORATE RISK MANAGEMENT
Reporting of reviewed risks
RISK MANAGEMENT SEGMENTS
Risk Committee
NORTH AMERICA
Risk Committee
EMEA
Risk Committee
ASIA-PACIFIC
Risk Committee
LATIN AMERICA
Risk Committee
GRD
Risk Committee
GMQS
CORPORATE FUNCTIONS

The structure of the internal risk management system is based on the internationally recognized framework for company-wide risk management, the “Enterprise Risk Management - Integrated Framework” of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

As part of the risk management system, regional risk coordinators, utilizing risk management software,assume the task of coordinating risk management activities within our operating segments, in particular for risk identification and assessment with individual risk owners by means of, among other things, workshops, interviews and queries.These activities relate to existing and potential emerging short-term as well as medium-term risks. Semi-annually, identified risk information is processed by the risk coordinators, reviewed by the respective corporate functions and discussed in regional/functional risk committees. Subsequently, the central risk management function gathers the risks and risk responses from regions and functions, analyzes and discusses them in the corporate risk committee and communicates the compiled results to the Management Board. The analysis of the risk environment also includes determining the degree of a potential threat to our going concern by aggregating all risks with the aid of a software-supported risk simulation. The focus during this process is on significant risks, which are above a defined threshold.

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

The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of our departments, subsidiaries and information technology applications worldwide each year. Determined risk focus areas are audited across all business segments. The department works according to the internationally accepted standards of the Institute of Internal Auditors, which was confirmed by a quality assessment in 2017. The next quality assessment is planned for 2022. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, information technology security, the reliability of financial reporting and compliance with accounting regulations and internal policies. Since 2021, Global Internal Audit is also conducting third-party audits of selected sales intermediaries in order to give assurance that business transactions with our products are in accordance with applicable compliance standards.

Our locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit and Corporate Governance Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

The Global Internal Audit department is also responsible for monitoring the implementation of measures mitigating identified deficiencies. The Management Board is informed about the mitigation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. Due to COVID-19, the Global Internal Audit department suspended on-site audits from March 2020 onwards and conducted all audits remotely. In 2021, a total of 41 audits and 25 sales intermediary audits were carried out. Risk focus areas were compliance and cybersecurity.

Nevertheless, it is important to note that a functioning and adequate risk management system cannot guarantee that all risks are fully identified and controlled.

Internal control and risk management system for the Company’s accounting process

Our internal control system over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Our internal reporting process is designed for the reliable recording, processing and control of financial data and key figures. Figures and data are compared and discussed regularly on a monthly and quarterly basis with the previous year’s values, budget targets, and the latest projections. In addition, the Management Board and the departments responsible for preparing the consolidated financial statements discuss all parameters, assumptions and estimates that substantially affect the externally reported consolidated and segment results. The Audit and Corporate Governance Committee of the Supervisory Board also reviews current quarterly results and compares them with budgets and projections.

The internal control system contains guidelines and instructions designed for the appropriate and accurate recording and presentation of Company transactions.

Further control mechanisms aimed at achieving reliable financial reporting and correct recording of transactions within the accounting and the consolidation process include automated and manual reconciliations, as well as the separation of certain personnel functions to prevent potential conflicts of interest. Furthermore, several preventive approval steps as well as detective plausibility checks are in place in various core finance and finance-related processes to ensure correct financial reporting. All process owners identify and assess the risks of their respective processes in terms of the implications for accounting and financial reporting. These process owners also determine that corresponding controls are in place to minimize these risks. Changes to accounting standards are discussed on an ongoing basis and considered in the preparation of the financial statements. Employees responsible for financial reporting are provided with regular training regarding changes in accounting standards. The consolidation is performed centrally by the department which is responsible for the group accounting. The basis for the consolidation is derived from reporting packages and sub-group consolidated financial statements prepared and submitted by local group entities. The preparation of reporting packages and sub-group consolidated financial statements is performed according to central requirements and guidelines.

As we are also listed on the NYSE, we are required to adhere to the requirements of U.S. S-OX. Section 404 of this federal law stipulates that management of companies listed in the U.S. are responsible for implementing and adhering to an effective internal control system to produce reliable financial reporting. A yearly scoping takes place to determine entities, processes and controls which are subject to S-OX requirements. The design and operating effectiveness of the internal control system over financial reporting are routinely tested and considered in regular internal audits. Control testing results are being regularly discussed with the respective stakeholders and remediation of control deficiencies is closely monitored. These criteria are also included in the annual audit by our independent registered public accounting firm. A quarterly certification process has been implemented as a formal accountability and responsibility mechanism for countries, regions, shared services centers as well as corporate entities which aims at the accuracy of financial reporting and the associated disclosure controls and procedures.

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

Our review of the internal control system over financial reporting complies with a specific SEC guideline (Guidance Regarding Management’s Report on Internal Control Over Financial Reporting) and is conducted with software support. Initially, regional internal control teams coordinate the assessment of the controls in each region, after which the results are consolidated for the Company and its subsidiaries. Based upon this assessment, management evaluates the effectiveness of the internal control system for the current fiscal year. External advisers are consulted as needed. A corporate steering committee meets several times a year to review regulatory developments and changes of relevant internal control requirements, to discuss possible control deficiencies and derive further measures. In addition, in its meetings, the Audit and Corporate Governance Committee of the Supervisory Board is informed regularly of the results of management’s assessment.

Internal control systems over financial reporting are subject to inherent limitations, irrespective of how carefully these systems are designed. As a result, there is no absolute assurance that financial reporting objectives can be met, nor that misstatements will always be prevented or detected.

For further information on these requirements, limitations and management’s assessment of the Company’s internal control over financial reporting for 2021, see Items 15.A. and 15.B, “Disclosure controls and procedures” and “Management’s annual report on internal control over financial reporting.”

Regulatory and legal matters

Regulatory and compliance overview

Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of health care centers, laboratories and manufacturing facilities for health care products, the provision of high quality health care for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new health care centers. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit private ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies.

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

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “Anti-Kickback Statute”, the federal False Claims Act, the federal Physician Self-Referral Law, commonly known as the “Stark Law”, the U.S. Civil Monetary Penalties Law, including the prohibition on inducements to patients to select a particular health care provider, U.S. federal rules protecting the privacy and security of patient medical information, as promulgated under the Health Insurance Portability and Accountability Act of 1996 and, as amended by the Health Information Technology for Economic and Clinical Health Act (enacted as part of the American Recovery and Reinvestment Act of 2009) and the federal FCPA, as well as other fraud and abuse laws and similar state statutes, as well as similar laws in other countries.

As a global health care company, we are subject to laws and regulations concerning privacy and data protection. These laws and regulations govern, amongst other elements, the collection, use, disclosure, retention, and transfer of personal data. For example, the EU’s General Data Protection Regulation, which became effective in May 2018, imposes substantial worldwide obligations on the processing and disclosure of personal data. These laws continue to develop globally and differ from jurisdiction to jurisdiction, which increases the complexity and costs of our global data protection and security compliance programs. Because of varying legal requirements across the world, the Fresenius Medical Care Global Privacy Foundation (the “Foundation”) establishes a set of requirements to help ensure appropriate use of personal data throughout its life cycle. While the Foundation creates a baseline compliance requirement for all of our subsidiaries and personnel, we are also obligated to comply with the requirements of all applicable local laws that impose other or stricter standards.

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

The ACA enacted in the U.S. in 2010 and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. We, and the health care industry in general, will continue to be subject to extensive federal, state and foreign (i.e., non-U.S.) regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to health care laws that may create further restrictions. Proposals to restructure the Medicare program in the direction of a defined contribution, “premium support” model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, may also be considered. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation, the outcomes and impact of such changes on our business, financial condition and results of operations are currently impossible to quantify or predict.

In response to the COVID-19 pandemic, federal and state governments have implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures include temporary waivers of and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments’ enforcement priorities. Although many of these measures are designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict.

We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of business conduct applicable worldwide and available on our website, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. We operate many facilities throughout the U.S. and other countries in which we do business. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees or their agents or subcontractors, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded health care program, or engage in unlawful conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Federal Food, Drug, and Cosmetic Act, Anti-Kickback Statute, the Stark Law, the False Claims Act or the Foreign Corrupt Practices Act, among other laws. See note 22 of the notes to our audited consolidated financial statements included in this report.

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

Product regulation

U.S. pharmaceuticals

In the U.S., numerous regulatory bodies, including the FDA and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and/or a seller of drug products under their respective jurisdictions. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended (“FDCA”) and FDA’s implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with inspections as well as with federal CMS average sales price reporting, medical drug rebate program and other requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices (“cGMP”). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. We are required to notify the FDA of certain product quality issues. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products, we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from marketing or promoting our pharmaceutical products in a false or misleading manner and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices, including under the administrative, civil, and criminal penalty provisions of the FDCA. Other state and federal regulatory and enforcement agencies have authority to enforce related fraud, consumer protection, privacy, and other laws.

Pharmaceuticals outside the U.S.

Some of our products, such as peritoneal dialysis solutions and acute dialysis solutions, are considered medicinal products subject to the specific drug law provisions in various countries. The EU has issued several directives and regulations on medicinal products, including a directive on medicinal products for human use, No. 2001/83/EC (November 6, 2001), as amended. Each member of the EU is responsible for conforming its law to comply with this directive. In Germany, the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements several EU requirements, is the primary regulation applicable to medicinal products.

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

The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant EU Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-Good Manufacturing Practice (“EU-GMP”) as well as the terms of the particular marketing authorization. International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission (“EC”) and the International Council on Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH”). The Pharmaceutical Inspection Co-operation Scheme (“PIC/S”), an international informal cooperative arrangement between regulatory authorities, aims at harmonizing inspection procedures by developing common standards in the field of good manufacturing practices and by providing training opportunities to inspectors. Among other things, the EC, PIC/S and ICH establish requirements for good manufacturing practices, many of which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2015 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

U.S. medical devices

Our subsidiaries engaged in the manufacture of medical devices are required to register with the FDA as device manufacturers and submit listing information for devices in commercial distribution. As a manufacturer of medical devices, we are subject to requirements governing premarket approval and clearance, labelling, promotion, clinical research, medical device adverse event reporting, manufacturing practices, reporting of corrections and removals, and recordkeeping, and we are subject to periodic inspection by the FDA for compliance with these requirements. With respect to manufacturing, we are subject to FDA’s Quality System Regulation (21 C.F.R. Part 820) and related FDA guidance, which requires us to manufacture products in accordance with cGMP, including standards governing product design. The medical device reporting regulations and guidance require that we report to the FDA whenever we receive or become aware of information that reasonably suggests that a device may have caused or contributed to a death or serious injury, or that a device has malfunctioned and a device or similar device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. FDA regulations also may require us to conduct product recalls and take certain other product corrective actions in response to potential quality issues. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in a false or misleading manner. We are also prohibited from promoting unapproved or uncleared drugs or devices more generally. Finally, as with our pharmaceutical products, states impose additional requirements on our drug and device manufacturing and distribution activities, including requiring additional state licenses. We are subject to periodic inspections by the FDA and other authorities for compliance with these requirements.

Medical devices outside the U.S.

In Europe, the requirements to be satisfied by medical devices are established in two European regulations applicable since May 26, 2021 in all Member States and all Member States of the European Economic Area (“EEA”), as well as all future accession states: (1) the MDR and (2) Regulation (EU) 2017/746 of April 5, 2017 on in vitro diagnostic medical devices. Although the MDR is self-binding in all member states of the EU, numerous acts of the EC and of national legislation in each member state are necessary to fully implement the legal provisions. These provisions essentially include higher safety standards to be met by medical devices and, therefore, require a new conformity assessment procedure and re-certification of all medical devices regardless of whether they have already been placed on the market.

The transitional provisions according to Art. 120 of the MDR allows manufacturers until May 2024, at the latest, to continue to place their medical devices on the EU market based on a valid EC certificate according to the former directives for medical devices.

Conformity of our QMS with the applicable MDR requirements was assessed and confirmed by our notified body during an initial certification audit in 2019 and surveillance audits in 2020 and 2021. After the additionally required successful assessment of the submitted technical documentation, the first EU certificate, pursuant to the MDR, was issued mid 2020 by our notified body. For each extension of the product scope of the EU certificate, a review of a sample of the technical documentation from the respective product group is required. Following this step-wise approach, our EU MDR certificate has been extended in 2021 and its further extension with several product categories is expected.

According to the current EU regulations, the CE mark shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of an EC certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO 13485:2016, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the EU requirements. If able to do so, the manufacturer must place a CE mark on the products. Medical devices that do not bear the CE mark cannot be sold or distributed within the EU.

Clinical Research

Our subsidiaries engaged in the manufacture and sale of drugs and devices, when engaged in clinical research involving investigational products, are subject to FDA and other requirements governing the conduct of clinical research, including Good Clinical Practice (GCP) standards. Similarly, our subsidiaries involved in the provision of clinical research services may also be subject to FDA and other requirements governing the conduct of clinical research depending on the nature of the research involved.

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

Potential changes impacting our private payors in the U.S.

On August 18, 2016, CMS issued a request for information (“RFI”) seeking public comment about providers’ alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. FMCH and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule (“IFR”) entitled “Medicare Program; Conditions for Coverage for ESRD Facilities-Third Party Payment” that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund (“AKF”) and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. See Item 3.D, “Key information – Risk factors.” On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS’s failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results. See “— Regulatory and legal matters — Reimbursement — Possible changes in statutes or regulations” for further information on charitable premium assistance programs.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes, which could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries, mandate new or alternative operating models and payment models, and/or increase our operating expenses that could present more risk to our health care service operations. Ballot initiatives that are successfully introduced at the state level in the U.S. require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See “ — Regulatory and legal matters — Reimbursement – Possible changes in statutes or regulations,” below.

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

An EMS based on ISO 14001:2015 has been established in our main European design and production units and in a high number of dialysis clinics in the European region. Compliance with environmental laws and regulations is a core objective of our EMS as well as of our Global Environmental Policy. Internal and external audits are organized and performed to verify compliance with the EMS requirements and applicable environmental laws and regulations. For additional information, see “-- Environmental Management,” above.

Facilities and operational regulation

The COVID-19 pandemic has had an impact on the standard operating practices at our manufacturing facilities, distribution operations and global clinic network and resulted in changes to these practices through the implementation of additional best practice procedures along with procedures required by the jurisdictions in which we operate. Within our production facilities and clinic network, we defined and implemented further hygiene and infection control measures and precautions in order to maintain sufficient clinical staff and available space to treat all of our patients, including those who are or may be infected with COVID-19 while not unnecessarily exposing our care teams or other patients to whom we provide dialysis services, and who are among the groups most vulnerable to COVID-19. Vaccination became the top priority for our clinic network once vaccines were made available in the jurisdictions in which our clinics are located.

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

Health care systems and reimbursement structures for ESKD treatment vary significantly by country. In general, the government (in some countries in coordination with private insurers) or social and private insurance programs pay for health care. Funding is achieved through taxes and other sources of government income, from social security contributions, or a combination of those sources. However, not all health care systems provide for dialysis treatment. In some developing countries, only limited subsidies from government, social insurances or charitable institutions are available, and typically dialysis patients must personally finance all or a substantial share of the treatment cost. Irrespective of the funding structure, in some countries patients needing dialysis do not receive treatment on a regular basis but rather only when financial resources allow.

U.S.

Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESKD patients. In the U.S., Medicare pays as the primary insurer for Medicare-eligible individuals under most circumstances. Some patients pay for their health care services primarily through commercial insurance coverage. For Medicare primary patients, Medicare pays 80 percent of the prospective payment amount for the ESRD Prospective Payment system items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary’s cost-sharing obligations (typically an annual deductible and 20 percent co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20 percent co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts.

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

Medicare’s ESRD Prospective Payment System. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) calcimimetics (as of January 1, 2021), oral vitamin D analogues, oral levocarnitine, ESAs and other ESRD-related pharmaceuticals (other than vaccines and oral-only drugs) furnished to ESRD patients that were previously reimbursed separately under Part B or Part D of the Medicare program, (iii) most dialysis-related diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD.

Payment rates vary by both patient and facility. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass) and certain co-morbidities. The base payment rate is also adjusted for (i) certain high cost patient outliers reflecting unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located. The Protecting Access to Medicare Act of 2014 (“PAMA”) provides that rates will be updated by the market basket rate of increase net of multifactor productivity adjustment. The ESRD PPS also provides for: (i) a training add-on payment for home and self-dialysis modalities, (ii) a transitional drug add-on payment adjustment (“TDAPA”), and (iii) a transitional add-on payment adjustment for new and innovative equipment and supplies (“TPNIES”).

On October 29, 2021, CMS issued a final rule for the ESRD PPS rate for calendar year (“CY”) 2022. The final base rate per treatment for CY 2022 is $257.90, which represents a 1.9% increase from the CY 2021 base rate of $253.13. The increase of 1.9% is based on a market basket increase of 2.4% partially offset by a 0.5% multifactor productivity adjustment that is mandated by the ACA. The updated base rate includes an adjustment for the wage index budget-neutrality. CMS estimates that, on average, large dialysis organizations will receive a 2.4% increase in payments in CY 2022 compared to CY 2021 under this final rule. The Acute Kidney Injury payment rate for CY 2022 is to equal the CY 2022 ESRD PPS base rate.

CMS reviewed two TPNIES applications for CY 2022 and granted approval to one. CMS estimates total TPNIES payment amounts to facilities in CY 2022 would be approximately $2.5 M, of which approximately $490 thousand would be attributed to beneficiary coinsurance. CMS also updated the TPNIES offset amount in the final rule. For CY 2022, the pre-adjusted per-treatment amount will be reduced by an average per-treatment offset amount of $9.50, the amount currently included in the base rate for dialysis machines.

Sequestration of Medicare payments. On August 2, 2011, the BCA was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. The BCA, in effect, required automatic across-the-board spending cuts for most government programs over nine fiscal years (2013-2021); these cuts were projected to total $1.2 trillion. The first cuts for Medicare payments to providers and suppliers were initially implemented on April 1, 2013. As a result of subsequent legislation, these cuts have been extended through the fiscal year (“FY”) 2030. Under the BCA, as amended, the reduction in Medicare payments to providers and suppliers (the “U.S. Sequestration”) is limited to one adjustment of no more than 2 percent in each year through 2029, rising to 4.0 percent for the first half of FY 2030 and dropping to 0.0 percent for the second half of FY 2030. The U.S. Sequestration is independent of Medicare’s annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. As part of the COVID-19 relief measures, the Congress temporarily suspended the 2 percent sequestration from May 1, 2020 through March 31, 2022. A 1% reduction will become effective from April 1 to June 30, 2022 and the full 2% sequester will resume from July 1, 2022. For further information regarding the suspension of sequestration, see Item 3.D, “Key information — Risk factors.”

PAMA also included a provision addressing ESRD-related drugs with only an oral form, which are referred to as “oral-only” drugs and which have been paid separately. In the future, these drugs are expected to be reimbursed under the ESRD PPS, and the Secretary of Health and Human Services is expected to adjust the ESRD PPS payment rates to reflect the additional cost to dialysis facilities of providing these medications. Subsequently, the Achieving a Better Life Experience Act of 2014 delayed inclusion of oral-only drugs in the ESRD PPS until January 1, 2025. At present only phosphate binders, including PhosLo®, are considered “oral-only” drugs. As described below, calcimimetics were considered to be oral-only drugs until a non-oral calcimimetic entered the market in 2018.

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

As noted above, the CY 2021 ESRD PPS final rule ended the TDAPA for calcimimetics which will now be paid for as part of the ESRD PPS Base Rate. Starting January 1, 2021, the revised drug designation policy, including the revised TDAPA payment policy took effect. CMS no longer pays for Sensipar® and Parsabiv® under the TDAPA policy.

The introduction of Parsabiv®, an intravenous calcimimetic, has resulted in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers, as a medical benefit. While we receive additional reimbursement from some payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape for non-Medicare payors continues to evolve. Accordingly, whether CMS’s inclusion of calcimimetics in the ESRD PPS base rate will influence the reimbursement landscape for other payors is currently unknown.

Several generic calcimimetic products have been approved by the FDA. FMCH has been able to purchase certain of these generic calcimimetic products at rates that are lower than the rate paid for the brand name calcimimetic, Sensipar®. As a result, FMCH has been able to realize a savings in cost.

Revisions to Medicare’s Physician Fee Schedule. The Medicare and CHIP Reauthorization Act of 2015 (“MACRA”) removed the periodic threat of substantial reductions in payment rates under the Physician Fee Schedule (“PFS”) that could have, if they had been permitted to take effect, significantly affected our businesses and those of our affiliated physicians. MACRA permanently removed the “sustainable growth rate” provision and in its place specified modest increases in PFS payment rates for the next several years. MACRA creates an elaborate scheme of incentive payments and penalty adjustments starting in 2019 based on 2017 physician performance as reflected in various measures of cost, use of health information technology, practice improvement activities, and quality of care and on possible participation in “advanced alternative payment models,” such as some accountable care organizations. We cannot predict whether this scheme is likely to have material effects on our revenues and profitability in our nephrology, urgent care, vascular, cardiovascular and endovascular specialty services. Through an annual rule-making cycle, CMS revises PFS payment rates to account for across-the-board updates as well as, from time to time, changes in the evaluation of physician work and practice expenses used to set rates for individual services paid under the PFS. While impacts of large changes are usually spread out over several years, such changes have the potential to affect the rates for specific services that are extensively furnished in our physician businesses and hence to affect materially the revenues of those businesses.

On November 2, 2021, CMS announced the CY 2022 final rule for hospital outpatient and ambulatory surgery center (“ASC”) payment systems. The final rule to update the ASC payment system for CY 2022 generally increases the reimbursement rates for the range of procedures provided in an ASC. The average increase is 2.0% compared to the prior year. CMS also updated the device offset percentage methodology to be calculated using ASC rates instead of hospital outpatient department rates as was the previous practice. Under the finalized policy, any procedure in which the device cost is 30 percent of the overall ASC procedure rate will receive device-intensive status. As such, certain procedures we provide will receive the higher device-intensive reimbursement. On November 2, 2021, CMS also updated the Physician Fee Schedule for CY 2022. In that rule, CMS cut reimbursement in CY 2022 for certain specialty services, including those related to cardiovascular and vascular access care. The cuts will be implemented over a four-year transition period. In addition, the CY 2022 physician fee schedule conversion factor is $33.59, a decrease of $1.30 from the CY 2021 physician fee schedule conversion factor of $34.89.

ESRD PPS quality incentive program. The ESRD PPS’s Quality Incentive Program (“QIP”) affects Medicare payments based on performance of each facility on a set of quality measures. Based on a prior year’s performance, dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent. CMS updates the set of quality measures each year, adding, revising or retiring measures.

In the CY 2022 ESRD PPS final rule, CMS assesses the total performance of each facility on a set of measures specified per payment year and applies up to a 2 percent payment reduction to facilities that do not meet a minimum total performance score. In the CY 2022 final rule, CMS will adopt a special scoring and payment policy for PY 2022 of the ESRD QIP to address the issues in the scoring system caused by the impact of the COVID-19 Public Health Emergency on QIP data. The scoring and payment methodologies will be modified in PY 2022 to provide that no facility would receive a payment reduction for PY 2022. CMS finalized the ESRD QIP measure set for PY 2024 and 2025. CMS will also set performance standards for PY 2024 using CY 2019 data, which is the most recently available full calendar year of usable data due to the impact of COVID-19 on CY 2020 data.

ACA provides for broad health care system reforms, including (i) provisions to facilitate access to private health insurance, (ii) expansion of the Medicaid program, (iii) industry fees on device and pharmaceutical companies based on sales of brand name products to government health care programs, (iv) increases in Medicaid prescription drug rebates, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3 percent excise tax on manufacturers’ medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, enacted December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. In 2017, Congress considered legislation to “repeal and replace” ACA and may return to these issues in the future. However, the Biden Administration does not support policies that undermine ACA access, coverage and payment provisions. To the contrary, the Biden Administration is likely to advance ACA expansions where possible administratively (by Executive Order) and through introduced legislation.

ACA includes a provision referred to as the individual mandate that requires most U.S. citizens and noncitizens to have health insurance that meets certain specified requirements or be subject to a tax penalty. On December 22, 2017, sweeping changes to the U.S. Tax Code were signed into law. Among the provisions included in the law was an amendment to this ACA provision that reduced to zero the excise tax penalty imposed on individuals who do not obtain minimum essential health care coverage. The provision became effective in 2019. The Congressional Budget Office estimated in November of 2017 that elimination of the mandate had the potential to decrease the number of individuals with health insurance by approximately 4 million in 2019 and premiums were likely to increase because healthier individuals were likely to opt out of paying for health insurance without the influence of a penalty. On February 26, 2018, the Texas and Wisconsin Attorneys General, leading a 20-state coalition, filed a lawsuit challenging the constitutionality of the ACA in the Northern District of Texas titled Texas and Wisconsin, et al v. United States, et al (N.D. Tex). The plaintiffs argued that because the amendment “renders legally impossible the Supreme Court’s prior savings construction of the Affordable Care Act’s core provision – the individual mandate – the Court should hold that the ACA is unlawful and enjoin its operations.” On December 14, 2018, the Court granted a partial summary judgment finding the individual mandate unconstitutional and the remaining provisions of the ACA inseparable, and therefore invalid, and granted the plaintiffs’ claim for declaratory relief in Count 1 of the amended complaint. On December 30, 2018, the Court issued a final judgment on Count 1, which enabled the decision to be appealed. In December 2019, a three-judge panel from the U.S. Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the individual mandate to be unconstitutional because it can no longer be read as a tax, and there is no other constitutional provision that justifies this exercise of congressional power. The Supreme Court issued an opinion in the case, California v. Texas v. Azar, on June 17, 2021 denying the plaintiffs’ constitutional challenge to the ACA on the grounds that they lacked standing.

Pharmaceuticals. We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as other government reimbursement programs including Medicare Part D Gap, TriCare and state pharmacy assistance programs established according to statutes, government regulations and policy. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs. Under our license to market and distribute the intravenous iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes (“NDCs”)), which is reimbursed under Part B of the Medicare program. Our products are also subject to a federal requirement that any company participating in the Medicaid rebate or Medicare program charge prices to Medicare comparable to the rebates paid by State Medicaid agencies on purchases under the Public Health Services (“PHS”) pharmaceutical pricing program managed by the Department of Health and Human Services (also known as the “340B program” by virtue of the section of the Public Health Service Act that created the program). The PHS pricing program extends these deep discounts on outpatient drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, certain “look alikes,” as well as various other providers. ACA expanded the 340B program to include additional providers.

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations and price reporting rules are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current Average Manufacturer Price and Best Price for our pharmaceutical products. The Veterans Health Care Act imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the Federal Ceiling Price, which is determined by applying a statutory discount to the average price charged to non-federal customers through wholesalers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug’s average sales price (“ASP”), additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program (to the extent these manufacturers participate in the Medicaid rebate program, from which an obligation to report Part B drug prices flows). Since Venofer® is covered under Part B, we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC and reporting it to CMS. The Medicare ESRD PPS system incorporates payment for Venofer® at dialysis facilities.

Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on our operating results.

Laboratory tests. Spectra obtains a portion of its revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The dialysis clinics obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate designated in the capitation agreement. Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100 percent of the payment amounts on Medicare’s Clinical Laboratory Fee Schedule (“CLFS”),

although payment rates are further reduced by a 2% sequestration adjustment that remains in place until further notice. As part of the federal government’s response to the coronavirus pandemic, the 2% sequestration adjustment was temporarily suspended until March 31, 2022, as discussed above and in Item 3.D, “Key Information – Risk factors.”

PAMA required CMS to substantially revise how payment rates are determined under the CLFS. The new rates, effective January 1, 2018, were determined based on the median of rates paid by private payors for these tests in the period before the new rates took effect. The new rates are effective for most tests for a three-year period, with no updates during that period for inflation or other factors. PAMA provided that rate declines were limited to 10 percent in each of the first three years. Section 3718 of the CARES Act extended the phase-in of payment reductions. There is no reduction for 2021 and payment may not be reduced by more than 15 percent from 2022 through 2024. CMS will collect private payor data and calculate new payment rates every 3 years. Payment rates for the majority of tests paid on the CLFS were reduced under PAMA. These declines are not expected to directly affect Spectra’s principal source of revenue, payments from dialysis facilities for laboratory tests included in the ESRD PPS. We cannot predict whether Spectra may witness indirect effects in future years as the laboratory industry and its customers adjust to the new CLFS rates.

Coordination of benefits. Medicare entitlement begins for most patients at least three months after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program is generally responsible for payment.

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

Participation in new Medicare payment arrangements. For information on our value-based agreements and health insurance products, see “ - Business Overview - Other health care services - Value and risk-based care programs”, above.

Executive order-based models. On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (“HHS”) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020, the ESRD Treatment Choices (“ETC”) model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of thirty percent of the Hospital Referral Regions. As of December 31, 2021, 981 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment, will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first payment year, to 2% in the second payment year, and to 1% in the final payment year. This model also includes a Performance Payment Adjustment (“PPA”) beginning in July 2022. PPA payments will be a combined calculation of home dialysis and transplant rates based upon historic and/or benchmark data from comparison geographic areas. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% percent for facilities in the final payment year (ending in June 2027).

On October 29th, 2021 CMS finalized aspects of the ETC model with an effective date of January 1, 2022, including changes to the home dialysis rate calculation and transplant beneficiary inclusion and transplant participation rates, the achievement and improvement benchmarking and scoring methodology and a process for sharing certain beneficiary attribution and performance data with ETC participants. CMS finalized additional programmatic waivers and other flexibilities regarding the Kidney Disease Education (“KDE”) benefit under the ETC model such that the KDE benefit can be furnished via telehealth. CMS finalized changes to the ETC model to address health and socioeconomic disparities by adding a Health Equity Incentive to the improvement scoring methodology and stratifying achievement benchmarks for beneficiaries who are dual-eligible for Medicare and Medicaid or low-income-subsidy recipients. Finally, CMS has requested feedback on a number of topics related to beneficiary experience in home dialysis.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (“KCF”) and CKCC model (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESKD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity. Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first Performance Year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 22 of the KCEs during the first Performance Year. Once implemented, the CKCC model is expected to run through 2026. We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

Federal surprise billing statute and regulations. The No Surprises Act was enacted on December 27, 2020 as part of the 2021 Budget Act. The No Surprises Act aims to address surprise, balance billing to patients at the national level (many states already had laws regulating balance billing). Effective January 1, 2022, the legislation limits patient payment responsibility for certain unavoidable out-of-network services, prohibits certain providers and facilities (not including dialysis facilities) from balance billing patients for those services, establishes price transparency disclosure requirements for providers and insurers and mandates creation of dispute resolution processes for patients, providers and insurers to address unanticipated medical bills. The Department of Labor, HHS and the Department of the Treasury collectively promulgated two Interim Final Rules (one on July 1, 2021 and a second on September 30, 2021) to implement the requirements of the statute. The statute and regulations have only limited applicability to our business: our ASCs and certain providers of services ancillary to ASC services (such as anesthesia) are subject to certain requirements of the statute and regulations.

Possible changes in statutes or regulations. Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. For example, the Dialysis Patient Access to Integrated-care, Empowerment, Nephrologists, Treatment, and Services Demonstration Act of 2016 (a.k.a., the PATIENTS Act, S.3090/H.R.5942) was introduced in the U.S. Congress during the 2015-2016 session. If enacted, the legislation would, among other things, create a new ESRD-specific model of coordinated care not unlike that of the ESRD Seamless Care Organizations that would be mandated to be Advanced Alternate Payment Models as defined by the Medicare Access and CHIP Reauthorization Act, give enrolled patients supplemental benefits beyond what is available under current Medicare plans and establish incentives for providers, physicians and patients enrolled in the model. Nephrologists who are APM qualified participants would be eligible for the 5% payment bonus and would not be required to comply with MIPS reporting requirements. Other examples include ballot initiatives introduced at the state level which could further regulate clinic staffing requirements, state inspection requirements and commercial reimbursement rates. For example, in 2019, the State of California enacted legislation impacting commercial payment rates in cases where charitable premium assistance is provided to patients, but the effective date of such legislation has been preliminary enjoined. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. While there is uncertainty regarding the passage and scope of these ballot initiatives (beyond the State of California), if some form of ballot initiative passes at the state level, such action could have a material adverse impact on our business. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. Additionally, in response to the COVID-19 pandemic, the federal and state governments have implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures include temporary waivers and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments’ enforcement priorities. Although many of these measures are designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict. See Item 3.D, “Key Information – Risk factors,” as well as “— Health care Reform” below.

Non-U.S.

As a global company delivering health care and dialysis products in around 150 countries worldwide, we face the challenge of addressing the needs of patients and customers in widely varying economic and health care environments. A country’s approach to reimbursement and market pricing is markedly influenced by the type of health care funding system it employs. National insurance systems have been characterized by greater decentralization and generally a more widespread use of ‘fee-for-service’ agreements.

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

In Asia-Pacific, Universal Health Care (“UHC”) is at varying stages of implementation and, as such, reimbursement mechanisms may vary significantly between countries (including variances at the state, provincial or city level). Tax-based health care funding systems are mostly seen in New Zealand, Malaysia and Thailand where governments have more direct levers to manage the provision of health care. Other countries, such as Japan, Taiwan and South Korea, finance health care through social health insurance mandating citizens to make contributions into a pooled fund. Indonesia and India continue their effort into achieving UHC amidst system challenges. Singapore has a multi-tier system with mandatory medical savings account alongside means-tested subsidies to cover catastrophic illnesses. China has achieved UHC and recently merged its original three insurance schemes into two to bridge the gap in access between urban and rural residents.

In Latin America, health care systems are funded by public payors, private payors or a combination of both. For countries such as Argentina, Brazil, Chile, Colombia, Curaçao, Ecuador, Guatemala and Peru, UHC covers ESKD for all citizens, funded by employers as well as individual compulsory contributions. In Peru, UHC is not yet fully implemented. Private insurers complement health care coverage, particularly in Argentina, Brazil and Colombia, and may be preferred by patients for a better quality of treatment or convenience. For those countries in Latin America in which we operate, with the exception of Chile, Curaçao, Ecuador and Peru where rates may vary depending upon payors, reimbursement rates are independent of treatment modality. Each payor (public or private) defines its own tariff, subject to a yearly revision to restore the value eroded by inflation. In Colombia, competition bids for lower prices without regard to adjusted tariffs and in Brazil, where public payors represent more than 60% of the share, inflation adjustments for dialysis care services are not often received.

Remuneration for ESKD treatments widely differs between countries but there are three broad types of reimbursement modalities: global budget, fee-for-service reimbursement and a bundled payment or capitation rate paid at predetermined periods. In some cases, reimbursement modalities may also vary within the same country depending on the type of health care provider (public or private). Budget allocation is a reimbursement modality used mainly for public providers in most of European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee for service, which used to be the most common reimbursement modality for private providers in European and Asia-Pacific countries, is increasingly being replaced by periodic reimbursement bundles. These include different components of the ESKD treatment and level of payment is linked to certain quality parameters.

Additionally, in Europe and in some parts of Asia-Pacific, operations are increasingly subject to cost management strategies, such as health technology assessments (a strict analysis on the entry of new products and services), which require additional data, reviews and administrative processes, all of which increase the complexity, timing and costs of obtaining reimbursement for products and services, simultaneously putting continuous downward pressure on available reimbursement. In June 2021, the EU approved the EU Health Technology Assessments Regulation which is expected to unify and further reinforce the trend. In addressing these cost containment pressures, the Company is developing more expertise in the Health Economics, Market Access and Political Affairs fields in order to respond, counteract and proactively anticipate health system funding changes that impact our business. The main aim of this development is to demonstrate that our products and services create value for patients and for those who pay for health care. The Company advocates to encourage a long-term partnership for sustainable health care financing and value-based payment programs.

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

In light of the COVID-19 pandemic, health systems in the EMEA region utilized different methods in their attempts to compensate for the additional costs incurred by health care providers. In general, costs were compensated based on: a) invoice submission, b) through social/tax benefit relief, c) providing a surcharge with a separate reimbursement code, d) increase of general dialysis reimbursement or e) providing certain products, such as personal protective equipment, free of charge.

Additionally, the COVID-19 pandemic led to a significant overspend of health care budgets, while highlighting gaps in certain countries’ current health care system operations. As such, some countries began reforming health care systems towards more integrated and value-based care, which could add further pressure on reimbursement to compensate for the overspend in health care budget in the future.

In the Asia-Pacific Segment, excess mortality related to the COVID-19 pandemic impacted our business in emerging markets at a higher rate in 2021. Certain countries, however, set very strict “zero-tolerance” COVID-19 policies which have minimized the respective infection rates. With the ever-changing landscape related to the pandemic, it remains to be seen how health care budgets within the region are affected over the next several years as a result of these varying dynamics.

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

The government’s ability to pursue actions against potential violators has been enhanced over the past years, by expanding the government’s investigative authority, expanding criminal and administrative penalties, by increasing funding for enforcement and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, the ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. The ACA and implementing regulations also require providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or else all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim.

In late 2020, both CMS and the OIG issued final rules that implemented changes to the regulations for the Stark Law, Anti-Kickback statute and Civil Monetary Penalty Law. These rules were aimed at easing the burden of compliance and promoting coordinated care.

Health care reform

In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. health care system. The ACA, enacted in 2010, contained broad health care system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government health care programs, (iv) increases in Medicaid prescription drug rebates effective

January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and former President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. Throughout the years of the Obama Administration, the Republicans in Congress attempted on several occasions to repeal the ACA, recognizing that any such effort would be rejected by a Presidential veto. Similarly, during the 2016 Presidential campaign, Donald Trump called for a repeal and replacement of the ACA, though no legislation to repeal the ACA has been passed. In the 2020 Presidential campaign, President Joe Biden called for further expansions of the ACA, the potential for a reduction in Medicare eligibility age, and a so-called “public option.” The fate of these campaign proposals will largely rest with the Congress, which convened for its 117th Session on January 3, 2021 with a Democrat majority in the U.S. House and the leadership of the Senate.

In National Federation of Independent Business v. Sebelius, the U.S. Supreme Court affirmed the right of individual states to elect whether or not to participate in the ACA’s Medicaid expansion. As of November 2020, thirty-nine states (including the District of Columbia) elected to expand their programs. Because 12 states declined to participate, the number of uninsured individuals will be greater than originally expected when the ACA was passed. We cannot predict whether additional states will agree to participate in the expansion in future years, presuming that there is no change in the current law.

The Trump Administration and several states led by Republican Governors filed suit to challenge the constitutionality of the ACA and, in particular, its requirement that all U.S. citizens purchase health coverage, known as the “individual mandate.” In December 2019, a three-judge panel from the U.S. Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the mandate to be unconstitutional because, after elimination of the excise tax penalty imposed on individuals who do not obtain minimum essential health care coverage, there is no other constitutional provision that justifies this exercise of congressional power. On June 17, 2021, the Supreme Court issued an opinion in the case, California v. Texas, upholding the ACA. For additional information, see “—Reimbursement – U.S. – ESRD PPS quality incentive program” above.

The Trump Administration initiated revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of the ACA, with or without changes in legislation. Significantly, in October 2017, the Trump Administration announced that it would immediately cease paying CSR subsidies to insurers. These subsidies reduce deductibles, coinsurance and copayments for individuals and families at or below 250% of the federal poverty level. Under the law insurers are still mandated to provide lower out-of-pocket costs for low-income individuals; as a result, ending CSR payments has caused many insurers to increase premiums in the individual insurance market to offset the loss of the federal support. In its FY 2019, 2020 and 2021 budget proposals, the Trump administration altered course and requested authority to fund CSR payments. Neither the FY 2019, FY 2020, nor FY 2021 CSR budget proposal was ultimately included in appropriations authorized by Congress. Although the Biden Administration has promised major changes in premium tax credits and cost sharing subsidies, President Biden’s first budget request to Congress for FY 2022 does not specifically include appropriations for CSR payments, and it is too early to predict which policies Congress will choose to enact concerning CSR payments. Throughout 2020, insurers continued to challenge the previous administration’s non-payment of CSR subsidies in litigation. On April 27, 2020, the Supreme Court issued its decision in Maine Community Health Options vs. United States, in which the Supreme Court held that the government was obligated to make full risk corridor payments. More recently, on August 14, 2020 the Court of Appeals for the Federal Circuit issued decisions in two cases (Sanford Health Plan v. United States and Community Health Choice v. United States) holding that the previous Administration owed CSRs to health plans in 2017 and directed the Court of Federal Claims to decide the status of payments owed in 2018 and later, a process that is ongoing. On June 21, 2021, the Supreme Court denied petitions to review the decisions of the Court of Appeals for the Federal Circuit in these cases. On January 28, 2021, President Biden issued an Executive Order on Strengthening Medicaid and the Affordable Care Act, which directs the Secretaries of the Departments of Health and Human Services, Treasury and Labor to, among other things, review and examine policies or practices that may undermine the Health Insurance Marketplace or the individual, small group, or large group markets for health insurance in the United States, policies or practices that may present unnecessary barriers to individuals and families attempting to access Medicaid or ACA coverage, and policies or practices that may reduce the affordability of coverage or financial assistance for coverage, including for dependents, and to “as soon as practicable, publish proposed rules suspending, revising or rescinding those agency actions inconsistent with the policy goal of protecting and strengthening Medicaid and the ACA and to make high-quality health care accessible and affordable for every American.” Although it is premature to predict with certainty, the Executive Order suggests a reversal of the previous administration’s position with respect to CSR payments and the promotion of other financial supports to ensure high-quality affordable coverage options.

On April 27, 2020, the Supreme Court ruled in Maine Community Health Options v. United States that the federal government must pay over $12 billion to health insurers that sold consumer policies on public exchanges and had claimed losses under the Risk Corridors Program established by the ACA. To encourage health insurers to participate in the public exchanges, the ACA created the Risk Corridors Program, a temporary framework to compensate insurers for unexpectedly unprofitable plans during the ACA’s first three years. Pursuant to a formula, insurers with profits exceeding a certain amount were required to pay to the government a portion of the excess profits, and insurers that experienced higher than expected loses would be reimbursed by the government. Rather than paying the amounts owed, Congress, through appropriations riders, prevented CMS from paying these amounts for each year of the program. In Maine Community Health Options, the Supreme Court held that, notwithstanding the appropriations riders, the government is required to pay the amounts owed to the participating insurers, which total over $12 billion.

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

On February 12, 2021, the Biden Administration issued a letter to states that received approvals to impose work requirements for Medicaid beneficiaries under Trump Administration policy guidance, which the Biden Administration has rescinded. The Biden Administration informed these states of its intention to review all Medicaid work requirements, which were granted as waivers pursuant to Section 1115 of the Social Security Act, to assess whether the waivers may remain in place. Since this announcement, CMS as rescinded Section 1115 waivers authorizing Medicaid work requirement in several states, including Arkansas, New Hampshire, Michigan, Wisconsin and Ohio. The Trump Administration asserted that work requirements will help people lead healthier lifestyles. Opponents fear these requirements simply will lead to the poor and disabled losing health benefits, and that such requirements exacerbate the hardships resulting from increased unemployment during the COVID-19 pandemic. While CMS granted Section 1115 waivers to impose Medicaid work requirements in twelve states, and a number of other states applied for waivers, the Biden Administration has made clear that it intends to halt the issuance of further waivers and to rescind waivers already granted where possible. It is not currently possible to accurately predict the impact such programs will have over time.

C.	Organizational structure

The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2021. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.” For additional discussion regarding the Company’s principal subsidiaries, see note 1 a) of the notes to our audited consolidated financial statements included in this report.

D.	Property, plant and equipment

Property

The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described in note 5, “Related party transactions,” of the notes to the consolidated financial statements included in this report.

	Floor area	Currently
	(approximate	owned or	Lease
Location	square meters)	leased	expiration	Use

St. Wendel, Germany	113,259	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development

Ogden, Utah,U.S.	102,193	owned		Manufacture of polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development

Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions

Biebesheim / Gernsheim, Germany	65,000	leased	December 2023	Central distribution Europe, Asia-Pacific and Latin America

L´Arbresle, France	48,120	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding

Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers

Bogota, Colombia	37,000	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, intravenous solutions, empty Biofine bags

Waltham, Massachusetts,U.S.	36,473	leased	April 2029	Corporate headquarters and administration - North America

Enstek, Malaysia	28,778	owned		Manufacture of peritoneal dialysis solutions and hemodialysis concentrate

Fukuoka, Japan (Buzen Plant) - Site area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers

Knoxville, Tennessee,U.S.	27,637	owned		Manufacture of peritoneal dialysis solutions

Palazzo Pignano, Italy	27,435	owned		Manufacture of bloodlines and tubing, office

São Paulo, Brazil	24,755	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and warehouse

Guadalajara, México	24,234	owned		Manufacture of saline, sodium citrate and liquid acids

Oita, Japan (Inukai Plant)	24,084	owned		Manufacture of fiber bundles

Tijuana, Mexico	22,126	leased	May 2024 / September 2026	Manufacturing of NxStage System One equipment and related disposables

Buenos Aires, Argentina	20,020	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and disinfectants

Southaven, Mississippi,U.S.	19,666	leased	November 2035	Clinical laboratory testing and administration

Bad Homburg, Germany	15,048	leased	December 2026 / December 2029	Corporate headquarters and administration

Rockleigh, New Jersey,U.S.	17,742	leased	December 2028	Clinical laboratory testing and administration

Concord, California,U.S.	17,015	leased	June 2028	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space

Reynosa, Mexico	15,746	leased	November 2027	Manufacture of bloodlines

Vrsac, Serbia	15,365	owned		Administration, production and warehouse building

Bad Homburg (OE), Germany	10,300	leased / owned	December 2026	Manufacture of hemodialysis concentrate solutions / technical services / logistics services

We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and other countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

For information regarding our capital expenditures, see “Item 4.B. Business Overview – Capital Expenditures.”

Item 4A.     Unresolved staff comments

Not applicable

Item 5.Operating and financial review and prospects

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competition and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of our General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled “Introduction - Forward-looking statements.” See also Item 3.D, “Key Information – Risk factors.”

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

For information about our discretionary accounting policies and estimations, see note 2 of the notes to our consolidated financial statements included in this report. The critical accounting policies, judgments made in the creation and application of these policies, and sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements, and the discussion below in III. Results of operations, financial position and net assets - “Results of operations.”

I.	Performance management system

The Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in euro based upon IFRS.

The key performance indicators used for internal management are identical in the individual operating segments.

Each operating segment is evaluated based on target figures that reflect the revenue and expenses they control. The effects of certain transactions and income taxes are not included as we believe these items to be outside the operating segments’ control. Financing is a corporate function which the operating segments do not control. Therefore, we do not include interest expense relating to financing as an operating segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters’ overhead charges, including accounting and finance, certain legal and IT costs, global research and development, global manufacturing, quality and supply chain management and costs attributable to the Global Medical Office as we believe that these costs are also not within the control of the individual operating segments.

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS (“Non-IFRS Measure”). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

In 2021, the internal management system was updated due to adjustments in the remuneration of the Management Board and the way in which the Management Board manages and represents the Company. As a result, we adjusted the primary financial key performance indicators of the internal management system. These metrics are included in our outlook for 2022 and subsequent financial years as part of our announcements of our quarterly and annual results.

Primary key performance indicators for internal management from 2021 onwards are as follows:

•	revenue
•	revenue growth
•	operating income
•	net income
•	net income growth
•	Return on invested capital (“ROIC”).

These metrics, with the exception of ROIC, are presented both in accordance with IFRS and at Constant Currency. ROIC and each of these indicators presented at Constant Currency are considered non-IFRS measures. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets. Net cash provided by (used in) operating activities and free cash flow, as well as in % of revenue, capital expenditures and net leverage ratio (as described below) are included as secondary financial performance indicators.

Our presentation of some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA (or “net income”) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

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

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

Primary key performance indicators

Revenue and revenue growth in accordance with IFRS and at Constant Currency (Non-IFRS Measures)

The management of our operating segments is based on revenue and revenue growth as key performance indicators. We believe that the key to continue growing our revenue is to attract new patients and increase the number of treatments performed each year. The number of treatments performed each year is therefore an indicator of both the absolute amount of revenue as well as continued revenue growth. For further information regarding revenue recognition and measurement, refer to note 1 k) of the notes to the consolidated financial statements included in this report. Revenue and revenue growth are also benchmarked based on movement at Constant Exchange Rates  (Non-IFRS Measures).

Operating income in accordance with IFRS and at Constant Currency (Non-IFRS Measure)

Operating income is the most appropriate measure for evaluating the profitability of the operating segments and therefore is also a key performance indicator. Operating income is also benchmarked based on movement at Constant Exchange Rates.

Net income and net income growth in accordance with IFRS and at Constant Currency (Non-IFRS Measure)

As net income represents the profitability of our business after all costs including operating costs, interest income and expense, taxes and the impacts of noncontrolling interests in our subsidiaries, these metrics show our profit for the period after taking into account all aspects of our business. On a consolidated level, percentage growth in net income (net income attributable to shareholders of FMC-AG & Co. KGaA) at Constant Currency is an additional key performance indicator used for internal management. Net income and net income growth are also benchmarked based on movement at Constant Exchange Rates.

Return on invested capital (Non-IFRS Measure)

ROIC is the ratio of operating income after tax (“net operating profit after tax” or “NOPAT”) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. Additionally, in calculating ROIC, we have excluded the 2020 impairment of goodwill and trade names in the Latin America Segment driven by a macro-economic downturn and increasing risk adjustment rates for certain countries in the region (“Impairment Loss”) (see note 2 a) of the notes to the consolidated financial statements included in this report) to increase comparability of the underlying financial figures of certain Management Board compensation performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board. An adjustment to exclude amounts related to the implementation of IFRS 16, Leases, which replaced the straight-line operating lease expense for former leases under International Accounting Standard 17, Leases, with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively “Effect from IFRS 16”) is included for the purpose of increasing the comparability of previously reported information in accordance with our long-term incentive plans in 2019. For additional information regarding these adjustments, see Item 6.B, “Directors, senior management and employees – Compensation,” below. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021	2021	2021	2020
Total assets	34,367	33,831	32,987	33,159	31,689
Plus: Cumulative goodwill amortization	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,082)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,180)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	27,955	27,283	27,942	26,634

Average invested capital as of December 31, 2021	27,725
Operating income	1,852
Income tax expense (2)	(490)
NOPAT	1,362

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021(3)	2021(3)	2021(3)	2020(3)
Total assets	—	115	186	189	291
Minus: Cash and cash equivalents	—	—	—	—	(3)
Minus: Provisions and other current liabilities (1)	—	—	—	—	(6)
Invested capital	—	115	186	189	282

Adjustment to average invested capital as of December 31, 2021	154
Adjustment to operating income (3)	12
Adjustment to income tax expense (3)	(3)
Adjustment to NOPAT	9

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021(3)	2021(3)	2021(3)	2020(3)
Total assets	34,367	33,946	33,173	33,348	31,980
Plus: Cumulative goodwill amortization and Impairment Loss	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,085)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,186)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	28,070	27,469	28,131	26,916

Average invested capital as of December 31, 2021	27,879
Operating income (3)	1,864
Income tax expense (2), (3)	(493)
NOPAT	1,371
ROIC	4.9%

Adjustments to average invested capital and ROIC (excluding Impairment Loss)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021	2021	2021	2020
Total assets	195	195	195	195	195
Plus: Impairment Loss	(195)	(195)	(195)	(195)	(195)
Invested capital	—	—	—	—	—

Adjustment to average invested capital as of December 31, 2021	—
Adjustment to operating income	—
Adjustment to income tax expense	—
Adjustment to NOPAT	—

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021(3)	2021(3)	2021(3)	2020(3)

Total assets	34,562	34,141	33,368	33,543	32,175
Plus: Cumulative goodwill amortization	417	409	407	403	388
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,085)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,186)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	28,070	27,469	28,131	26,916

Average invested capital as of December 31, 2021	27,879
Operating income (3)	1,864
Income tax expense (2), (3)	(493)
NOPAT	1,371
ROIC (excluding Impairment Loss)	4.9%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021(3)	2021(3)	2021(3)	2020(3)

Total assets	(4,292)	(4,198)	(4,177)	(4,242)	(4,129)
Minus: Deferred tax assets	(29)	(39)	(35)	(30)	2
Minus: Provisions and other current liabilities (1)	(139)	(136)	(132)	(134)	(128)
Minus: Income tax liabilities	1	1	1	1	1
Invested capital	(4,459)	(4,372)	(4,343)	(4,405)	(4,254)

Adjustment to average invested capital as of December 31, 2021	(4,367)
Adjustment to operating income	(105)
Adjustment to income tax expense	28
Adjustment to NOPAT	(77)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss and the Effect from IFRS 16)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021(3)	2021(3)	2021(3)	2020(3)
Total assets	30,270	29,943	29,191	29,301	28,046
Plus: Cumulative goodwill amortization	417	409	407	403	388
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,085)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(344)	(413)	(394)	(363)	(349)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,458)	(3,652)	(3,660)	(3,570)	(3,314)
Minus: Income tax liabilities	(173)	(223)	(217)	(231)	(196)
Invested capital	24,358	23,698	23,126	23,726	22,662

Average invested capital as of December 31, 2021	23,512
Operating income (3)	1,759
Income tax expense (2), (3)	(465)
NOPAT	1,294
ROIC (excluding Impairment Loss and the Effect from IFRS 16)	5.5%

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	31,689	33,049	34,190	34,072	32,935
Plus: Cumulative goodwill amortization and Impairment Loss	583	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(391)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities (1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax liabilities	(197)	(269)	(212)	(200)	(180)
Invested capital	26,634	26,604	27,457	29,002	28,446

Average invested capital as of December 31, 2020	27,628
Operating income	2,304
Income tax expense (2)	(688)
NOPAT	1,616
ROIC	5.8%

Adjustments to average invested capital and ROIC (excluding Impairment Loss)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	195	—	—	—	—
Plus: Impairment Loss	(195)	—	—	—	—
Invested capital	—	—	—	—	—

Adjustment to average invested capital as of December 31, 2020	—
Adjustment to operating income	195
Adjustment to income tax expense	19
Adjustment to NOPAT	214

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	31,884	33,049	34,190	34,072	32,935
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(351)	(429)	(391)	(382)	(361)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities (1)	(3,180)	(3,641)	(3,799)	(2,577)	(2,452)
Minus: Income tax liabilities	(197)	(269)	(212)	(200)	(180)
Invested capital	26,635	26,604	27,457	29,002	28,446

Average invested capital as of December 31, 2020	27,628
Operating income	2,499
Income tax expense (2)	(669)
NOPAT	1,830
ROIC (excluding Impairment Loss)	6.6%

Adjustments to average invested capital and ROIC for the Effect from IFRS 16 in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	(4,130)	(4,261)	(4,421)	(4,388)	(4,356)
Minus: Deferred tax assets	2	4	3	3	2
Minus: Provisions and other current liabilities (1)	(128)	(134)	(140)	(143)	(140)
Minus: Income tax liabilities	1	—	—	—	—
Invested capital	(4,255)	(4,391)	(4,558)	(4,528)	(4,494)

Adjustment to average invested capital as of December 31, 2020	(4,445)
Adjustment to operating income	(134)
Adjustment to income tax expense	40
Adjustment to NOPAT	(94)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, excluding Impairment Loss and the Effect from IFRS 16)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2020	2020	2020	2020	2020	2019

Total assets	27,754	28,788	29,769	29,684	28,579
Plus: Cumulative goodwill amortization	389	405	421	430	420
Minus: Cash and cash equivalents	(1,082)	(1,599)	(1,890)	(1,405)	(1,008)
Minus: Loans to related parties	(1)	(51)	(49)	(40)	(72)
Minus: Deferred tax assets	(349)	(426)	(388)	(380)	(359)
Minus: Accounts payable to unrelated parties	(732)	(729)	(678)	(762)	(717)
Minus: Accounts payable to related parties	(95)	(132)	(135)	(134)	(119)
Minus: Provisions and other current liabilities (1)	(3,309)	(3,775)	(3,940)	(2,720)	(2,592)
Minus: Income tax liabilities	(196)	(269)	(212)	(200)	(180)
Invested capital	22,379	22,212	22,898	24,473	23,952

Average invested capital as of December 31, 2020	23,183
Operating income	2,365
Income tax expense (2)	(629)
NOPAT	1,736
ROIC (excluding Impairment Loss and the Effect from IFRS 16)	7.5%

(1)

Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2)	Adjusted for noncontrolling partnership interests.
(3)	Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold.

Secondary financial performance indicators

Operating income margin

Operating income margin represents the ratio of operating income to revenue. We believe operating income margin shows the profitability of each of our operating segments and our company on a consolidated basis.

Basic earnings per share growth in accordance with IFRS and at Constant Currency (Non-IFRS Measure)

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

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

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

For a reconciliation of cash flow performance indicators for the years ended 2021, 2020 and 2019 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “Item 5. Operating and financial review and prospects — IV. Financial position — Sources of liquidity.”

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

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for:

•

the effects of acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in our Syndicated Credit Facility (See note 14 of the notes to the consolidated financial statements included in this report),

•	non-cash charges,
•	impairment loss, and
•	costs related to our FME25 Program.

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

Adjusted EBITDA, a non-IFRS Measure, is also relevant in determining compliance with the leverage ratio threshold limiting asset dispositions under the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For a reconciliation of adjusted EBITDA and net leverage ratio as of December 31, 2021 and 2020, see “Item 5. Operating and financial review and prospects — IV. Financial position — Financing strategy.”

II.	Financial condition and results of operations

Overview

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from ESKD as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services which, prior to 2021, were described as “Care Coordination,” include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €79 billion in 2021 (€81 billion in 2020). Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

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

Company structure

Our operating and reportable segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. We do not include income taxes as we believe taxes are outside the segments’ control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal and IT costs, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. Our global research and development team as well as our Global Medical Office, which seek to optimize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 26 of the notes to the consolidated financial statements included in this report for a further discussion on our operating segments.

As announced on November 2, 2021, we entered the next phase of the FME25 Program: the transformation of our operating model to provide the base for future sustainable growth. In the new model, the Company intends to reorganize its business into two global operating segments.

We will consolidate our health care products business, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management, under a global umbrella (“Care Enablement”). The products business will be organized along the three treatment modalities that we serve: In-center, Home and Critical Care. Our global health care services business will be combined into one segment (“Care Delivery”).

Our Global Medical Office will continue to leverage the vertically integrated approach to optimize clinical outcomes for our patients. General and administrative functions will also be globalized using a three pillars model of business partnering, centers of excellence and global shared services.

We expect to complete the implementation of the new model around 2023.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the year ended December 31, 2021, approximately 27% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD PPS, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” (temporarily suspended from May 1, 2020 through March 31, 2022) and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under PAMA. Please see detailed discussions on these and further legislative developments in “Reimbursement” in Item 4.B above, “Information on the Company – B. Business overview” as well as in Item 3.D, “Key information — Risk factors” for further information regarding the suspension of sequestration.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in Medicare or commercial reimbursement rates or patient access to commercial insurance plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected. See Item 3.D, “Key information – Risk factors,” and Item 4.B, “Information on the Company – B. Business Overview – Regulatory and Legal Matters – Healthcare Reform,” above.

Participation in new Medicare payment arrangements

We also participate (or have participated) in the programs, initiatives and arrangements, each with the specific reimbursement models described in Item 4.B, “Information on the Company – B. Business overview – Other health care services – Value and risk-based care programs” and “ – Reimbursement – Executive-order based models” above.

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

In 2020, we updated our Company strategy to leverage our core strategic competencies in order to achieve our goal of providing health care for chronically and critically ill patients across the renal care continuum (“Strategy 2025”), which encompasses new renal care models, value-based care models, chronic kidney disease and transplantation as well as future innovations. Accordingly, we have adjusted the presentation of consolidated and operating segment data to reflect the integration of Dialysis and Care Coordination, now referred to as “other health care services,” in our business model. Therefore, we do not present Dialysis and other health care services metrics separately. As such, other health care services information previously presented separately for the North America Segment and the Asia-Pacific Segment is now included within the corresponding Health Care metric. This presentation also more closely aligns our external financial reporting with the manner in which management reviews financial information to make operating decisions and evaluate performance of our business.

For a discussion of our 2020 results as compared to our 2019 results and our financial position during and as of the end of 2020, see Item 5. “Operating and financial review and prospects – III. Results of operations, financial position and net assets – Results of operations and -- IV. Financial position,” within our 2020 Annual report on Form 20-F, which is incorporated herein by reference.

Results of operations

Segment data (including Corporate)
in € M
	2021	2020
Total revenue
North America Segment	12,088	12,478
EMEA Segment	2,765	2,763
Asia-Pacific Segment	2,010	1,894
Latin America Segment	703	684
Corporate	53	40
Total	17,619	17,859

Operating income
North America Segment	1,644	2,120
EMEA Segment	309	412
Asia-Pacific Segment	350	344
Latin America Segment	12	(157)
Corporate	(463)	(415)
Total	1,852	2,304

Interest income	73	42
Interest expense	(353)	(410)
Income tax expense	(353)	(501)
Net income	1,219	1,435

Net income attributable to noncontrolling interests	(250)	(271)
Net income attributable to shareholders of FMC-AG & Co. KGaA	969	1,164

Revenue and operating income generated in countries outside the eurozone are subject to the effects of currency fluctuations. The table below summarizes the development of the euro against the U.S. dollar, as well as the revenue and the operating income generated in U.S. dollars, as a percentage of the consolidated results, for the years ended December 31, 2021 and 2020:

Currency development and portion of total revenue and operating income	2021	2020
Currency development of euro against the U.S. dollar	negative impact	negative impact
Percentage of revenue generated in U.S. dollars	69%	70%
Percentage of operating income generated in U.S. dollars	89%	92%

Year ended December 31, 2021 compared to year ended December 31, 2020

Consolidated financials

Performance indicators for the consolidated financial statements
			Change in %
				Currency
				translation	Constant
	2021	2020	As reported	effects	Currency(1)

Revenue in € M	17,619	17,859	(1%)	(3%)	2%
Health care services	13,876	14,114	(2%)	(4%)	2%
Health care products	3,743	3,745	0%	(2%)	2%
Number of dialysis treatments	52,871,887	53,575,255	(1%)
Same Market Treatment Growth (2)	(1.9%)	2.2%
Gross profit in € M	5,077	5,537	(8%)	(2%)	(6%)
Gross profit as a % of revenue	28.8%	31.0%
Selling, general and administrative costs in € M	3,096	3,134	(1%)	(3%)	2%
Selling, general and administrative costs as a % of revenue	17.6%	17.5%
Operating income in € M	1,852	2,304	(20%)	(3%)	(17%)
Operating income margin	10.5%	12.9%
Net income attributable to shareholders of FMC-AG & Co. KGaA in € M	969	1,164	(17%)	(3%)	(14%)
Basic earnings per share in €	3.31	3.96	(16%)	(2%)	(14%)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.
(2)

Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (“Same Market Treatment Growth”).

Health care services revenue decreased by 2% as compared to the year ended December 31, 2020 (+2% at Constant Exchange Rates), driven by a negative impact from foreign currency translation (-4%), partially offset by organic growth (+1%) despite impacts from COVID-19, including, but not limited to, excess mortality rates among patients due to COVID-19 (“COVID-19-Related Impacts”) in certain of our operating segments, which are further described in the discussions of our segments below, and despite lower reimbursement for calcimimetics, as well as contributions from acquisitions (+1%). For additional information regarding COVID-19 Related Impacts, see Item 3.D. "Key Information - Risk factors."

Dialysis treatments decreased by 1% as a result of negative Same Market Treatment Growth (-2%), partially offset by contributions from acquisitions (+1%). COVID-19-Related Impacts contributed significantly to the decreases in treatments and Same Market Treatment Growth.

At December 31, 2021, we owned, operated or managed 4,171 dialysis clinics compared to 4,092 dialysis clinics at December 31, 2020. During the year ended December 31, 2021, we acquired 61 dialysis clinics, opened 74 dialysis clinics and combined or closed 56 clinics. The number of patients treated in dialysis clinics that we own, operate or manage decreased slightly to 345,425 as of December 31, 2021 (December 31, 2020: 346,553).

Health care product revenue remained stable (+2% at Constant Exchange Rates), as higher sales of machines for chronic treatment, home hemodialysis products and renal pharmaceuticals were offset by a negative impact from foreign currency translation and lower sales of products for acute care treatments.

Gross profit decreased by 8% (-6% at Constant Exchange Rates), primarily driven by COVID-19-Related Impacts (including lower U.S. federal relief funding), inflationary cost increases and higher personnel expense and a negative impact from foreign currency translation across all regions as well as higher implicit price concessions (North America Segment). These impacts were partially offset by a higher average reimbursement rate driven by an increased number of patients with Medicare Advantage coverage and other payor mix effects as well as increased treatment volumes (including growth from acquisitions) as normalized for COVID-19, both within in the North America Segment.

Selling, general and administrative (“SG&A”) expense decreased by 1% (+2% at Constant Exchange Rates), primarily driven by the absence in 2021 of the prior year Impairment Loss in the Latin America Segment (see note 2 a)) and a positive impact from foreign currency translation across all regions. The decrease was partially offset by remeasurement effects on the fair value of investments in the current year, driven by our investment in Humacyte, Inc. ("Humacyte"), and unfavorable impacts from gains on the sale of vascular and cardiovascular clinics in the prior year (North America Segment), costs associated with the FME25 Program (North America Segment, EMEA Segment and Corporate), higher personnel expense in the North America Segment and the Latin America Segment and COVID-19-Related Impacts (including lower U.S. federal relief funding) (North America Segment, EMEA Segment and Asia-Pacific Segment).

Research and development expenses increased by 14% to €221 M from €194 M. The increase was largely driven by in-center and critical care program development, higher amortization of capitalized development costs as well as activities in the field of regenerative medicine and research and development activities in the area of home dialysis, partially offset by a positive impact from foreign currency translation.

Income from equity method investees decreased by 2% to €92 M from €95 M. The decrease was primarily driven by prior year income from the sale of a license for certain renal pharmaceuticals, partially offset by a prior year impairment for a license held by VFMCRP based on an unfavorable clinical trial.

Operating income decreased by 20% (-17% at Constant Exchange Rates), largely driven by the decrease in gross profit as well as a negative impact from foreign currency translation, partially offset by the decrease in SG&A expenses, as discussed above.

Net interest expense decreased by 24% to €280 M from €368 M, primarily due to lower interest rates on lease liabilities and refinancing activities (including the issuance of bonds at lower interest rates), a release of interest accruals related to uncertain tax treatments, lower variable interest rates, a positive impact from foreign currency translation and the recognition of interest related to royalty receivables.

Income tax expense decreased by 30% to €353 M from €501 M. The effective tax rate decreased to 22.4% from 25.9% for the same period of 2020 largely driven by the prior year non-deductible Impairment Loss (see note 2 a)) and several favorable prior year impacts, including impacts related to changes in tax risk estimates, and a higher portion of tax-free income attributable to noncontrolling interests, partially offset by an increase of non-deductible expenses and unrecognized deferred tax assets in multiple countries.

Net income attributable to noncontrolling interests decreased by 8% (-5% at Constant Currency) to €250 M from €271 M due to lower earnings in entities in which we have less than 100% ownership and a positive impact from foreign currency translation, partially offset by amounts received under Provider Relief Fund Phase 4 relief funding attributable to noncontrolling interests.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 17% (-14% at Constant Currency) to €969 M from €1,164 M as a result of the combined effects of the items discussed above as well as a negative impact from foreign currency translation. The effect of COVID-19-Related Impacts, including lower U.S. federal relief funding as compared to the prior year, was estimated to be around €338 M in reduced net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2021 as compared to €49 M for the year ended December 31, 2020.

Basic earnings per share decreased by 16% (-14% at Constant Exchange Rates), primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co KGaA described above coupled with a negative impact from foreign currency translation, partially offset by a decrease in the average weighted number of shares outstanding for the period. The average weighted number of shares outstanding for the period decreased to approximately 292.9 M in 2021 (2020: 294.1 M), primarily as a result of our share buy-back program which concluded on April 1, 2020 (see note 17 of the notes to the consolidated financial statements included in this report), partially offset by the exercise of stock options.

We employed 122,909 people (full-time equivalents) as of December 31, 2021 (December 31, 2020: 125,364). This 2% decrease is largely due to a labor shortage for employees in the health care sector of the North American Segment, including production and clinical staff, due to COVID-19 and a reduction in the number of temporary employees in the North America Segment who were hired to manage the COVID-19 pandemic.

The following discussions pertain to our operating and reportable segments and the measures we use to manage these segments.

North America Segment

Performance indicators for the North America Segment
			Change in %
				Currency
				translation	Constant
	2021	2020	As reported	effects	Currency(1)
Revenue in € M	12,088	12,478	(3%)	(3%)	0%
Health care services	11,020	11,364	(3%)	(3%)	0%
Health care products	1,068	1,114	(4%)	(3%)	(1%)
Number of dialysis treatments	32,334,280	32,843,592	(2%)
Same Market Treatment Growth	(2.5%)	1.6%
Operating income in € M	1,644	2,120	(22%)	(2%)	(20%)
Operating income margin	13.6%	17.0%
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Revenue

Health care services revenue decreased by 3% (remained stable at Constant Exchange Rates), mainly due to a negative impact from foreign currency translation (-3%) and a negative impact from a reversal of a revenue recognition adjustment for accounts receivable in legal dispute which was beneficial in the prior year (-1%), partially offset by contributions from acquisitions (1%). Including the effects from COVID-19-Related Impacts and lower reimbursement for calcimimetics, organic growth was flat (0%) as compared to the year ended December 31, 2020.

Dialysis treatments decreased by 2% largely due to negative Same Market Treatment Growth (-3%), partially offset by contributions from acquisitions (+1%). At December 31, 2021, 209,291 patients (December 31, 2020: 210,260) were treated in the 2,695 dialysis clinics (December 31, 2020: 2,639) that we own or operate in the North America Segment. COVID-19-Related Impacts contributed significantly to the decreases in treatments and Same Market Treatment Growth.

Health care product revenue decreased by 4% (-1% at Constant Exchange Rates), driven by a negative impact from foreign currency translation and lower sales of products for acute care treatments, partially offset by higher sales of home hemodialysis products, in-center disposables, machines for chronic treatment and acute cardiopulmonary products.

Operating income

Operating income decreased by 22% (-20% at Constant Exchange Rates), primarily related to unfavorable effects from COVID-19-Related Impacts (including lower U.S. federal relief funding), inflationary cost increases, higher personnel expense, the remeasurement effect on the fair value of investments (driven by Humacyte), higher implicit price concessions, a negative impact from foreign currency translation and unfavorable business development in our health care product business, partially offset by a higher average reimbursement rate driven by an increased number of patients with Medicare Advantage coverage and other payor mix effects as well as increased treatment volumes (including growth from acquisitions) as normalized for COVID-19.

EMEA Segment

Performance indicators for the EMEA Segment
			Change in %
				Currency
				translation	Constant
	2021	2020	As reported	effects	Currency(1)
Revenue in € M	2,765	2,763	0%	(1%)	1%
Health care services	1,379	1,365	1%	(1%)	2%
Health care products	1,386	1,398	(1%)	(1%)	0%
Number of dialysis treatments	9,885,319	10,189,373	(3%)
Same Market Treatment Growth	(3.2%)	1.4%
Operating income in € M	309	412	(25%)	0%	(25%)
Operating income margin	11.2%	14.9%
(1)	For further information on Constant Exchange Rates, see “I. Performance management system”

Revenue

Health care service revenue increased by 1% (+2% at Constant Exchange Rates), largely due to contributions from acquisitions (+2%) and organic growth (+1%) despite COVID-19 Related Impacts, partially offset by the effect of closed or sold clinics (-1%) and a negative impact resulting from foreign currency translation (-1%).

Dialysis treatments decreased by 3% mainly due to negative Same Market Treatment Growth (-3%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%). As of December 31, 2021, 65,599 patients, a decrease of 1% (December 31, 2020: 66,008) were treated at the 821 dialysis clinics (December 31, 2020: 804) that we own, operate or manage in the EMEA Segment. COVID-19-Related Impacts contributed significantly to the decreases in treatments and Same Market Treatment Growth.

Health care product revenue decreased by 1% (remained stable at Constant Exchange Rates), primarily due to lower sales of in-center disposables, a negative impact from foreign currency translation and lower sales of peritoneal dialysis products, partially offset by higher sales of machines for chronic treatment, home hemodialysis products, renal pharmaceuticals and acute cardiopulmonary products.

Operating income

Operating income decreased by 25% (-25% at Constant Exchange Rates), mainly due to inflationary cost increases, unfavorable effects from COVID-19-Related Impacts, costs associated with the FME25 Program, unfavorable foreign currency transaction effects and higher bad debt expense, partially offset by reimbursement rate increases in certain countries.

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment
			Change in %
				Currency
				translation	Constant
	2021	2020	As reported	effects	Currency(1)
Revenue in € M	2,010	1,894	6%	(1%)	7%
Health care services	942	876	7%	(3%)	10%
Health care products	1,068	1,018	5%	1%	4%
Number of dialysis treatments	4,766,472	4,660,875	2%
Same Market Treatment Growth	4.8%	8.5%
Operating income in € M	350	344	2%	(1%)	3%
Operating income margin	17.4%	18.1%

(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Revenue

Health care services revenue increased by 7% (+10% at Constant Exchange Rates), largely as a result of organic growth, including a recovery in elective procedures, (+9%) and contributions from acquisitions (+2%), partially offset by a negative impact from foreign currency translation (-3%) and the effect of closed or sold clinics (-1%).

Dialysis treatments increased by 2% mainly due to Same Market Treatment Growth (+5%), partially offset by the effect of closed or sold clinics (-3%). As of December 31, 2021, 33,760 patients, an increase of 2% (December 31, 2020: 33,106) were treated at the 405 dialysis clinics (December 31, 2020: 400) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 5% (+4% at Constant Exchange Rates), mainly due to higher sales of machines for chronic treatment, in-center disposables and a positive impact from foreign currency translation, partially offset by lower sales of products for acute care treatments.

Operating income

Operating income increased by 2% (+3% at Constant Exchange Rates), primarily due to business growth and a favorable effect from a recovery in elective procedures in certain countries, partially offset by inflationary cost increases, the prior year effect of a gain from the deconsolidation of clinics and unfavorable foreign currency transaction and translation effects.

Latin America Segment

Performance indicators for the Latin America Segment
			Change in %
				Currency
				translation	Constant
	2021	2020	As reported	effects	Currency(1)
Revenue in € M	703	684	3%	(13%)	16%
Health care services	499	485	3%	(15%)	18%
Health care products	204	199	2%	(9%)	11%
Number of dialysis treatments	5,885,816	5,881,415	0%
Same Market Treatment Growth	(1.1%)	2.1%
Operating income in € M	12	(157)	n.a.		n.a.
Operating income margin	1.7%	(22.9%)

(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Revenue

Health care service revenue increased by 3% (+18% at Constant Exchange Rates), primarily as a result of organic growth (+17%) and contributions from acquisitions (+2%), partially offset by a negative impact from foreign currency translation (-15%) and the effect of closed or sold clinics (-1%).

Dialysis treatments remained relatively stable period over period, as contributions from acquisitions (+3%) were offset by the effect of closed or sold clinics (-1%), negative Same Market Treatment Growth (-1%) and a decrease in dialysis days (-1%). As of December 31, 2021, 36,775 patients, a decrease of 1% (December 31, 2020: 37,179) were treated at the 250 dialysis clinics (December 31, 2020: 249) that we own, operate or manage in the Latin America Segment. COVID-19-Related Impacts contributed significantly to the decrease in Same Market Treatment Growth.

Health care product revenue increased by 2% (+11% at Constant Exchange Rates), primarily due to higher sales of in-center disposables, other health care products, and products for acute care treatments, partially offset by a negative impact from foreign currency translation.

Operating income

Operating income increased to a profit of €12 M from a loss of €157 M, primarily due to the absence in 2021 of the prior year Impairment Loss in the amount of €195 M and favorable foreign currency transaction effects, partially offset by inflationary cost increases.

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

Financing strategy

Our financing strategy aims at ensuring financial flexibility, managing financial risks and optimizing our financing cost. We ensure our financial flexibility through maintaining sufficient liquidity. Our refinancing risks are limited due to our balanced maturity profile, which is characterized by a wide range of maturities of up to 2031. Corporate bonds in euro and U.S. dollar form the basis of our mid- and long-term financing instruments. Corporate bonds in euro are issued under our €10 billion debt issuance program. For short-term financing we use our €1.5 billion commercial paper program, Accounts Receivable Facility in U.S. dollar and bilateral credit lines. The €2 billion Syndicated Credit Facility, signed in July 2021, serves as a backup facility and was undrawn at December 31, 2021.

The following chart summarizes our main financing debt mix as of December 31, 2021:

In our long-term financial planning, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “I. Performance management system – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is less than 3.5, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of December 31, 2021 and 2020.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio
	December 31,	December 31,
	2021	2020

Debt and lease liabilities (1)	13,320	12,380
Minus: Cash and cash equivalents	(1,482)	(1,082)
Net debt	11,838	11,298

Net income	1,219	1,435
Income tax expense	353	501
Interest income	(73)	(42)
Interest expense	353	410
Depreciation and amortization	1,586	1,587
Adjustments (2)	125	249
Adjusted EBITDA	3,563	4,140
Net leverage ratio	3.3	2.7

(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.
(2)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2021: €13 M), non-cash charges, primarily related to pension expense (2021: €49 M; 2020: €50 M), impairment loss (2021: €38 M; 2020: €199 M) and costs related to the FME25 Program (2021: €25 M).

The key financial risks we are exposed to include foreign exchange risk and interest rate risk. To manage these risks, we enter into various hedging transactions that have been authorized by the Management Board. Counterparty risks are managed via internal credit limits, taking into account the external credit ratings of the respective hedging counterparty. We do not use financial instruments for trading or other speculative purposes (for financial risks, see Item 11. “Quantitative and qualitative disclosures about market risk – Management of foreign exchange and interest rate risks” below as well as note 23 of the notes to the consolidated financial statements included in this report).

Fresenius SE, under a service agreement, conducts treasury services for us under the control of a single centralized department. We have established guidelines for risk management procedures and controls which govern the use of financial instruments. These guidelines include a clear segregation of duties with regards to execution on the one hand and administration, accounting and controlling on the other.

We also utilize Fresenius SE’s cash management system as well as an unsecured loan agreement with Fresenius SE (see note 13 of the notes to the consolidated financial statements included in this report).

We are rated investment grade by the three leading rating agencies, Moody’s, Standard & Poor’s and Fitch. For further information on our credit ratings, see note 18 of the notes to the consolidated financial statements included in this report. A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Effect of off-balance-sheet financing instruments on our financial position, assets and liabilities

We are not involved in off-balance-sheet transactions that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below).

As of December 31, 2021, our available borrowing capacity under unutilized credit facilities amounted to approximately €2.5 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes.

At December 31, 2021, we had cash and cash equivalents of €1,482 M (December 31, 2020: €1,082 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see “– I. Performance management system – Net cash provided by (used in) operating activities in % of revenue” and “ – Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the year ended December 31, 2021 and 2020 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified
	2021	2020	2019
Revenue	17,619	17,859	17,477
Net cash provided by (used in) operating activities	2,489	4,233	2,567
Capital expenditures	(854)	(1,052)	(1,125)
Proceeds from sale of property, plant and equipment	25	16	12
Capital expenditures, net	(829)	(1,036)	(1,113)
Free cash flow	1,660	3,197	1,454
Net cash provided by (used in) operating activities in % of revenue	14.1%	23.7%	14.7%
Free cash flow in % of revenue	9.4%	17.9%	8.3%

Net cash provided by (used in) operating activities

During 2021 and 2020, net cash provided by operating activities was €2,489 M and €4,233 M, respectively. Net cash provided by operating activities accounted for 14% and 24% of revenue for 2021 and 2020, respectively. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities in 2021 was driven by nonrecurring payments received in 2020 under the Medicare Accelerated and Advance Payment Program in the amount of $1,050 M (€919 M) (as well as the recoupment of these advanced payments, the majority of which began in the second quarter of 2021, in the amount of $603 M (€510 M) during 2021) and other COVID-19 relief, including lower tax payments in the prior year within the North America Segment.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. In 2021, approximately 27% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “II. Financial condition and results of operations – Overview” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 13 of the notes to the consolidated financial statements included in this report) as well as from the use of our Accounts Receivable Facility and bilateral credit lines. The Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to complete long-term financing arrangements, such as the issuance of bonds.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (“DSO”) of 62 days at December 31, 2021, an increase as compared to 50 days at December 31, 2020.

DSO by segment is calculated by dividing the respective segment’s accounts and other receivables from unrelated parties less contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value-added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, consistent with the respective adjustments in the determination of adjusted EBITDA (See “– I. Performance management system – Net leverage ratio (Non-IFRS Measure)” above).

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding
in days
	December 31,
	2021	2020	Increase/decrease primarily driven by:

North America Segment	44	26	CMS’s recoupment of advanced payments received in 2020 under the Medicare Accelerated and Advance Payment Program and a shift in patients to Medicare Advantage plans which have longer payment cycles

EMEA Segment	88	90	Improvement of payment collections in the region

Asia-Pacific Segment	103	110	Improvement of payment collections in the region

Latin America Segment	130	134	Improvement of payment collections in the region

FMC-AG & Co. KGaA average days sales outstanding	62	50

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 22 of the notes to the consolidated financial statements included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2021 and 2020 was €1,196 M and €1,335 M, respectively. The following table shows our capital expenditures for property, plant and equipment and capitalized development costs, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for 2021 and 2020:

Capital expenditures (net), acquisitions, investments, purchases of intangible assets and investments in debt securities
in € M			Acquisitions, investments, purchases
			of intangible assets and
	Capital expenditures, net		investments in debt securities
	2021	2020	2021	2020

North America Segment	399	535	476	237
EMEA Segment	106	126	28	38
Asia-Pacific Segment	46	74	7	20
Latin America Segment	34	32	17	34
Corporate	244	269	35	26
Total	829	1,036	563	355

The majority of our capital expenditures were used for maintaining existing clinics and centers, capitalization of machines provided to our customers, capitalization of certain development costs, equipping new clinics and centers and IT implementation costs. Capital expenditures accounted for approximately 5% of total revenue in 2021 and 6% of total revenue in 2020.

Investments in 2021 were primarily comprised of purchases of debt securities and equity investments. In 2021, we received €197 M from divestitures. These divestitures were mainly related to the divestment of debt securities. Acquisitions in 2021 relate primarily to the purchase of dialysis clinics.

Investments in 2020 were primarily comprised of purchases of debt securities. In 2020, we received €57 M from divestitures. These divestitures were mainly related to the divestment of debt securities and certain research & development investments. Acquisitions in 2020 relate primarily to the purchase of dialysis clinics.

Net cash provided by (used in) financing activities

In 2021 and 2020, net cash used in financing activities was €1,024 M and €2,664 M, respectively.

In 2021, cash was mainly used in the repayments of short-term debt from unrelated parties, repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $650 M (€473 M as of the date of issuance) and €300 M, as well as the early repayment of the U.S. dollar term loan 2017 / 2022 in the amount of $1,050 M (€860 M as of the date of repayment) and the euro term loan 2017 / 2022 in the amount of €245 M, both under the Amended 2012 Credit Agreement), the repayment of lease liabilities (including lease liabilities from related parties), payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including borrowings under our commercial paper program) and proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of $1,500 M (€1,227 M)). See note 14 of the notes to the consolidated financial statements included in this report.

In 2020, cash was mainly used in the repayment of short-term debt (including repayments under our commercial paper program and short-term debt from related parties) and long-term debt (including the repayment of Convertible Bonds at maturity in January 2020, the early repayment of the euro term loan 2017 / 2020 under the Amended 2012 Credit Agreement (originally due on July 30, 2020) on May 29, 2020, the repayment of bonds (originally due on October 15, 2020) on July 17, 2020), the repayment of lease liabilities (including lease liabilities from related parties), repayments of the Accounts Receivable Facility, distributions to noncontrolling interests, shares repurchased as part of a share buy-back program as well as payments of dividends, partially offset by proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of €1,250 M on May 29, 2020 and the issuance of bonds in an aggregate principal amount of $1,000 M on September 16, 2020) and short-term debt (including short-term debt from related parties).

On May 26, 2021, we paid a dividend of €1.34 per share for 2020 (€1.20 per share for 2019 paid in 2020). The total dividend payments in 2021 and 2020 were €392 M and €351 M, respectively.

The following chart summarizes our significant long-term financing instruments as well as their maturity structure at December 31, 2021:

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $700 M (€533 M as of the date of issuance on January 26, 2012) and included in the “2022” column in the table above were redeemed at maturity on January 31, 2022.

For a description of our short-term debt, see note 13 of the notes to the consolidated financial statements included in this report. For a description of our long-term sources of liquidity, see note 14 of the notes to the consolidated financial statements included in this report.

The following table summarizes our available sources of liquidity at December 31, 2021:

Available sources of liquidity
in € M
		Expiration per period of
		Less than 1
	Total	year	1-3 years	3-5 years	Over 5 years
Accounts Receivable Facility (1)	784	—	784	—	—
Syndicated Credit Facility	2,000	—	—	2,000	—
Other unused lines of credit	477	477	—	—	—
	3,261	477	784	2,000	—

(1)

Subject to availability of sufficient accounts receivable that meet funding criteria. At December 31, 2021, the Company had letters of credit outstanding in the amount of $13 M (€11 M), which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

An additional source of liquidity is our commercial paper program, under which up to €1,500 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2021, we utilized €715 M and as of December 31, 2020, we utilized €20 M of the commercial paper program.

At December 31, 2021, we had short-term debt from unrelated parties (excluding the current portion of long-term debt) and short-term debt from related parties in the total amount of €1,256 M.

For information regarding our Syndicated Credit Facility, bonds and the Accounts Receivable Facility, see note 14 of the notes to the consolidated financial statements included in this report. For information regarding other contractual commitments, see note 21 of the notes to the consolidated financial statements included in this report.

Although current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Because of to the non-discretionary nature of the health care services we provide, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of our health care services, our business is generally not cyclical. A substantial portion of our accounts receivable is generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate credit risk. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our health care products (see “III. Results of operations, financial position and net assets” and Item 3.D, “Key Information – Risk factors,” above). If the conditions in the capital markets worsen, this could increase our financing costs and limit our financial flexibility.

At our AGM scheduled to be held on May 12, 2022, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.35 per share for 2021, payable in 2022 (for 2020 paid in 2021: €1.34). The total expected dividend payment is approximately €396 M compared to dividends of €392 M for 2020 paid in 2021.

Our principal financing needs in 2022 relate to repayments of bonds that were repaid at maturity in January 2022. The dividend payment in May 2022, anticipated capital expenditures and further acquisition payments are expected to be covered by our cash flow, including the use of existing credit facilities and, if required, additional debt financing. We currently have sufficient flexibility to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

V.	Balance sheet structure

Total assets as of December 31, 2021 increased by 8% to €34.4 billion from €31.7 billion as compared to 2020. In addition to a 6% positive impact resulting from foreign currency translation, total assets increased by 2% to €32.4 billion from €31.7 billion primarily due to an increase in goodwill related to acquisitions, cash and cash equivalents, other non-current assets and increased trade accounts and other receivables from unrelated parties related to timing of payments, partially offset by a decrease in prepaid expenses and other current assets.

Current assets as a percent of total assets remained consistent period over period at 23% for December 31, 2021 and December 31, 2020, The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 41% at December 31, 2021 as compared to 39% at December 31, 2020, primarily driven by an increase in equity from currency translation, net income attributable to shareholders of FMC-AG & Co. KGaA and a decrease in long term debt (including the current portion), partially offset by an increase in short-term debt. ROIC decreased to 4.9% at December 31, 2021 as compared to 5.8% at December 31, 2020. Excluding the 2020 Impairment Loss in the Latin America Segment as well as excluding both the 2020 Impairment Loss in the Latin America Segment and the Effect from IFRS 16, ROIC was 4.9% and 5.5%, respectively, at December 31, 2021 (December 31, 2020: 6.6% and 7.5%, respectively). See “— I. Performance management system – Return on invested capital (Non-IFRS Measure)” above.

For supplementary information on capital management and capital structure see also note 18, “Capital management,” of the notes to the consolidated financial statements included in this report.

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

Although we believe our FY 2022 outlook, which we issued in connection with the announcement of our results for the 2021 fiscal year, is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the FY 2022. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of the locations at which they are discussed in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3.D, “Key Information – Risk factors” and Item 11, “Quantitative and qualitative disclosures about market risk – Management of Foreign Exchange and Interest Rate Risks.” Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 22 of the notes to the consolidated financial statements included in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See “Forward-looking Statements” immediately following the Table of Contents to this report. Other risks discussed in Item 3.D, “Key Information – Risk factors,” that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

Potential impact	Description of impact	Classification	Likelihood

Severe	Material negative impact	Almost certain	> 90% to 100%
Major	Significant negative impact	Likely	> 50% to 90%
Medium	Moderate negative impact	Possible	> 10% to 50%
Low	Small negative impact	Unlikely	0% to 10%

Risks with potential short-term effect (one year)

Likelihood
Almost Certain
Likely
Possible
Unlikely
9, 15, 19
11
1, 2, 5, 7, 17, 18
3, 4, 8, 13, 14, 16
10
6, 12
Low
Medium
Major
Severe
Impact
Low
Medium
High

Risk Number	Risk factor (or other related disclosure) within the report

1

If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government health care programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including “whistleblower” suits.

2	If certain of our investments or value and risk-based care programs with health care organizations and health care providers violate the law, our business could be adversely affected.
3

If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value and risk-based care programs could decline and could materially and adversely affect our results of operations, financial position and cash flows.

4

There are significant risks associated with estimating the amount of health care service revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.

5	A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.
6	Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit.
7	We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.
8	We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.
9

If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, other labor-related activities or changes or employee absenteeism and turnover due to COVID-19 or other illnesses and factors, result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development.

10	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
11	Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.
12	Our indebtedness may prevent us from fulfilling our debt-service obligations or implementing certain elements of our business strategy or may limit our ability to pay dividends.
13

Foreign currency and interest rate exposure. See Item 5, “Operating and financial review and prospects – IV. Financial position,” Item 11, “Quantitative and qualitative disclosures about market risk – Market risk” and note 23 of the notes to the consolidated financial statements included in this report.

14	Legal and regulatory matters (see note 22 of the notes to the consolidated financial statements included in this report).
15	Diverging views of fiscal authorities could require us to make additional tax payments.
16	We face specific risks from global operations.
17	Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.
18	Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition and results of operations.
19	We are subject to risks associated with public health crises and epidemics/pandemics, such as the global spread of the COVID-19 pandemic.

VII. Research and development

Developing innovative products and continuously improving our renal therapies are intrinsic elements of our growth strategy. Our worldwide research and development activities, which are centrally managed by the Global Research and Development division (“GRD”), enable us to develop products and renal therapies efficiently and to systematically promote the exchange of knowledge and technology between regions.

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

Our research and development strategy contributes to our Strategy 2025, which aims to provide health care for chronically and critically ill patients across the renal care continuum, in critical settings and by acquiring and developing complementary assets. It is globally orientated, enabling us to respond even better to the worldwide rise in demand for high-quality yet cost-efficient treatment and therapy methods. In doing so, we also take regional market conditions into account and offer a differentiated product range across all three key areas of our Strategy 2025. See Item 4B “Business overview – Major markets and competitive position” and “– Our strategy and competitive strengths” above.

In the future, we intend to deliver innovative, competitive products even more efficiently. As part of our organizational realignment, we will therefore consolidate our previously decentralized health care products business including research and development in the Care Enablement segment. The products business will be organized along the three treatment modalities that we serve: In-center, Home and Critical Care. We aim to complete the roll-out of the new organizational model in 2023. In addition to research and development activities within our Company, we collaborate with external partners with the aim of expanding our comprehensive innovation and technology network. These partners include numerous academic institutions, such as research institutes at prestigious universities in the U.S. Another partner is the Renal Research Institute in New York. This subsidiary of FMCNA is a renowned institution in the field of clinical research into all aspects of chronic kidney failure. Together, we are working on fundamental issues relating to renal therapies. Fresenius Medical Care Ventures was established to increasingly collaborate with start-ups and early-stage companies in the health care sector with the objective of promoting an open culture of innovation and enabling access to the latest technologies.

Innovations in 2021

Our aim is to continuously improve our patients’ quality of life and the outcomes of their treatment, as well as to ensure our growth in the medium to long term. To this end, we are not only working on new products that are close to market launch, but also on an extensive portfolio of innovation projects. These focus on technologies in our core business as well as related areas of strategic interest.

The next generation of dialyzers

The new FX CorAL dialyzer was officially introduced at the European Renal Association-European Dialysis and Transplant Association Virtual Congress in June 2021. In developing the FX CorAL, the focus was on clinical performance and hemocompatibility, both important factors in patient-centered dialysis. This dialyzer is based on the innovative Helixone® hydro membrane which forms a hydrolayer on the inner membrane surface. This reduces protein adsorption, resulting in a membrane with a low immune response and high selective permeability. The goal is to reduce the side effects of dialysis treatment.

The Optiflux® Enexa™ F500 with Endexo® technology is a new dialyzer designed to support the treatment of patients with acute kidney injury or chronic kidney disease without the need for heparin. Endexo is a surface-modifying polymer that is blended into the dialyzer fibers during manufacturing. It makes the surface of the membrane less thrombogenic, so that the blood is less likely to clot. The Optiflux® Enexa™ F500 received FDA 510(k) clearance – the most important admission procedure for medical products – in July 2020 as a dialyzer intended for patients with acute kidney injury or chronic kidney disease in cases where conventional therapy is judged to be inadequate. In gaining clearance, this device has passed a key hurdle prior to market launch and is now in the final stage of development for heparin-free hemodialysis.

New home dialysis system in development

For many patients, peritoneal dialysis is the preferred treatment modality and the gentlest option during the first years of renal replacement therapy. The new VersiPD 510K (“VersiPD”) is the world’s most lightweight, digitally advanced APD cycler with the smallest footprint. Key features include a voice-guided set-up and Bluetooth connectivity to peripheral devices such as a blood pressure cuffs and weighing scales. It has an internet connection, allowing for seamless movement of therapy data between the clinic and the patient’s home. This digital application will allow providers to better monitor and manage patients, their therapy, and their equipment remotely. The VersiPD has been accepted for review and approval by the FDA at this point, with market launch initially planned in the U.S.

Critical care

The multiFiltratePRO is a state-of-the-art continuous renal replacement therapy (“CRRT”) platform that offers advanced functions such as kidney replacement therapy using successfully established Ci-Ca® regional citrate anticoagulation and therapeutic plasma exchange. The multiFiltratePro has been granted emergency use authorization in the United States and was launched in China and further countries in Latin America in 2020, creating a broad market base. In 2022, based on the significant growth in the number and distribution of machines, we will introduce new expansion and optimization measures that have been developed in 2021 and are now close to completion.

In-center dialysis

The 4008A hemodialysis system is an entry-level device designed for emerging markets worldwide. In the future, health care will depend on treatments such as dialysis being recorded to electronic health record (“EHR”) systems to manage patients, treatments, workflow optimization and personalized AI-based therapy. The 4008A is a fully connected, low-cost digital solution. It uses QR codes and tablets that are connected to the cloud. Online treatment data is available at the Point-of-Care via the connection to theHub. Furthermore, in 2021, the 4008A was the first active medical product to be manufactured in the Company’s Changshu plant and sold to the Chinese market. This allows it to be sold under the “Buy China” policy, which effectively means that products must be produced in China to be sold there. As China is an important emerging market the 4008A, together with theHub, fulfills all the criteria for future market expansion in a digital world with a growing population of patients suffering from ESKD.

Digitalization in health care

Starting in 2021, customers have benefited from a virtual reality (“VR”) tool, stay•safe MyTraining VR, to support their patient training for CAPD. With stay•safe MyTraining VR, patients can perform virtual dialysis treatment to learn about key aspects of the dialysis process. Home dialysis patients undergo extensive therapy training at the dialysis center with a trainer when they start renal replacement therapy. VR-based training gives them additional practice at their own learning pace, allowing them to repeat the training as often as they need. The stay•safe MyTraining VR is initially available in Germany. Rollouts to other countries in the Europe, Middle East and Africa region are planned for 2022.

Connected care will make it possible to tailor therapies to individual patients, help decode the warning signs and underlying causes of renal disease. The overarching goal is to better connect people at the point of care and in home care scenarios with the aim of improving outcomes and reducing costs. We have built the world’s largest repository of clinical data on advanced kidney disease. The database will be augmented by the world’s largest genomic registry targeting kidney disease. Frenova Renal Research, the Company’s clinical research arm, has started signing up patients in the U.S. who are willing to provide their genetic data to enable researchers to better understand kidney disease and develop innovative therapies.

Research in the field of regenerative medicine

Our independent affiliate, Unicyte AG (“Unicyte”), made significant progress in the field of regenerative medicine in 2021. Unicyte started its first clinical trial program for patients suffering from orphan metabolic liver disorders. Pre-clinical experiments conducted in 2021 reaffirmed the pivotal role we believe Unicyte’s technologies will play in delivering the curative potential of regenerative medicine in both kidney and liver diseases, and beyond.

Xenotransplant technology developed by eGenesis, a gene editing and genome engineering company in which we have also invested, is committed to developing safe and effective human transplantable organs, tissues and cells to address the global organ crisis. eGenesis is at the forefront of pioneering clinical studies for solid organ xenotransplantation. Their lead programs are for kidney and islet cell transplantation, which are both currently in preclinical development. eGenesis has a platform technology that allows for a broad pipeline of applications. The company is actively investigating additional indications such as liver, heart, and lung as well as cell therapies. Xenotransplantation may offer a solution to overcome the shortage of transplantable human kidneys.

In 2021, we expanded our collaboration with the U.S. medical company Humacyte, Inc. with an additional $25 M investment. In connection with Humacyte’s merger with a special-purpose acquisition company, we have consolidated our position in the newly combined entity as the lead investor of a private investment in public equity.

Fresenius Medical Care Ventures

Established in early 2016, Fresenius Medical Care Ventures actively invests in early-stage companies in the fields of diagnostics, therapies, medical devices, digital solutions, xenotransplantation and remote monitoring technologies to improve outcomes for patients suffering from chronic diseases or requiring acute care. In 2021, Fresenius Medical Care Ventures managed a portfolio of nine companies, covering a broad range of areas such as chronic kidney disease, chronic heart failure, peripheral artery disease, bloodstream infections, behavioral health and patient transportation. Memo Therapeutics was a new addition to the portfolio in 2021. Based on a proprietary antibody discovery platform, Memo Therapeutics is developing therapeutics for kidney transplant patients who suffer from viral infections.

R&D resources

R&D expenditure corresponded to around 6% (2020: 5% and 2019: 5%) of our health care product revenue. At the end of 2021, our patent portfolio comprised some 10,048 property rights in approximately 1,622 patent families, i.e. groups of patents linked to the same invention. Our R&D work in the financial year produced around 103 additional patent families. A broad portfolio of patents shall provide us with a wide range of treatment options in this competitive area in future.

At December 31, 2021, 1,187 employees (full-time equivalents) worked for the Company in R&D worldwide (December 31, 2020: 1,218) and come from various backgrounds. Physicians work side by side with software specialists, business economists and engineers in interdisciplinary teams. More than 720 employees – the majority of our R&D staff – are based in Europe. Most R&D activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other R&D sites are in St. Wendel (Germany), Bucharest (Romania), Palazzo Pignano (Italy) and Krems (Austria). In the U.S., the Company maintains centers of excellence for the development of devices in Concord, California, and for dialyzers and other disposable products in Ogden, Utah. Development activities in Shanghai and Changshu (China) are focused on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The Global R&D organization coordinates collaboration and technology exchange among the various sites. Carrying out R&D responsibly is an intrinsic element of our innovative culture.

Research and development expenditures
in € M
	2021	2020	2019
Total	221	194	168

Employees
Full-time equivalents, as of December 31, for the respective period presented
	2021	2020	2019
Total	1,187	1,218	1,157

Number of patents
As of December 31, for the respective period presented
	2021	2020	2019
Total	10,048	11,223	10,658

VIII.Trend information

For information regarding significant trends in our business see Item 5, “Operating financial review and prospects.”

IX.	Tabular disclosure of contractual obligations

The information required by this item may be found in Item 5B under the caption “- IV. Financial position– net cash provided by (used in) financing activities.”

Item 6.Directors, senior management and employees

A.	Directors and senior management

General

As a partnership limited by shares, under the German Stock Corporation Act (“Aktiengesetz” or “AktG”), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA.”

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously serve as a member on both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE or “Fresenius” in the context of Item 6 of this report), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them, other than as a member of the General Partner’s supervisory board, our Supervisory Board, or both.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the ordinary general meeting of shareholders held during the fourth fiscal year following the year in which the respective member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place on May 20, 2021. Members of the General Partner’s supervisory board may be removed only by a court decision or by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us. The General Partner’s supervisory board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Dr. Schenk, Mr. Classon, Mr. Sorensen and Ms. Witz are also members of the Supervisory Board of FMC-AG & Co. KGaA.

Name	Current Age
Mr. Stephan Sturm, Chairman(1) (2)	58
Dr. Dieter Schenk, Vice Chairman(1) (2) (4)	69
Mr. Rolf A. Classon(1) (3) (4) (5)	76
Ms. Rachel Empey	45
Mr. Gregory Sorensen, MD(5)	59
Ms. Pascale Witz(3) (5)	55

(1)	Member of the Human Resources Committee of the supervisory board of Management AG.
(2)	Member of the Nomination Committee of the supervisory board of Management AG.
(3)	Member of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA. See “Board Practices,” below.
(4)	Member of the Nomination Committee of FMC-AG & Co KGaA. See “Board Practices,” below.
(5)	Independent director for purposes of our pooling agreement.

MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius’ Chief Financial Officer. Prior to joining Fresenius in 2005, he was a Managing Director of Credit Suisse First Boston (“CSFB”), from 2000 as Head of Investment Banking for Germany and Austria and also served on CSFB’s European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Düsseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University. Mr. Sturm is the Chairman of the supervisory boards of Fresenius Kabi AG and Vamed AG.

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is Vice Chairman of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chairman of our Supervisory Board in 2018; previously Dr. Schenk served as the Vice Chairman of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm Noerr LLP from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, HWT invest AG and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board and of the Economic Council of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

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

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms. Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an audit executive at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 and served on the Board of Directors of Inchcape plc until April 30, 2021. Since May 12, 2021, she is a member of the supervisory board of BMW AG.

MR. GREGORY SORENSEN, MD, became a member of the supervisory board of the General Partner on May 20, 2021 and a member of the Supervisory Board on May 20, 2021. Mr. Sorensen holds an MD degree from Harvard Medical School, an MS in Computer Science from Brigham Young University and a BS in Biology from the California Institute of Technology. Mr. Sorensen has been Chief Executive Officer of DeepHealth, Inc. and Executive Chairman of the Board of Directors of IMRIS (Deerfield Imaging, Inc.) since 2015. From 2011 until 2015, he was President and Chief Executive Officer of Siemens Medical Solutions USA, Inc.

MS. PASCALE WITZ became a member of the supervisory board of Management AG in May 2021 and has been a member of our Supervisory Board since May 12, 2016. Ms. Witz is currently president of PWH Advisors, a strategic advisory firm serving Life Sciences companies. Ms. Witz was a member of the Executive Committee of Sanofi S.A., serving as Executive Vice President, Diabetes and Cardiovascular, after serving as Executive Vice President, Global Pharmaceutical Divisions. From 2009 to 2013, Ms. Witz was President and CEO of GE Healthcare Pharmaceutical Diagnostics. Previously, Ms. Witz held a number of other executive positions at GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Therapeutics since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below. Our General Partner's supervisory board has resolved an age limit for the Management Board members. Board members of the General Partner shall, as a rule, retire from the Management Board at the end of the calendar year in which they reach the age of 65 years. The age limit for Management Board members does not apply to the current term of office of Mr. Rice Powell.

On November 2, we entered the next phase of our FME25 Program: the transformation of our operating model to provide the base for future sustainable growth. In the new model, we intend to reorganize our business in two global operating segments beginning in 2023. See Item 5, “Operating and financial review and prospects – II. Financial condition and results of operations – Company structure.” However, new reporting lines reflecting this proposed operating model became effective January 1, 2022, and are reflected in the information provided below for the Management Board and the Executive Committee of the General Partner.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

			Year term
Name	Current Age	Position	expires

Mr. Rice Powell	66	Chief Executive Officer and Chairman of the Management Board	2022
Ms. Helen Giza	54	Chief Financial Officer and Chief Transformation Officer	2022
Mr. William Valle	61	Management Board Member responsible for Care Delivery	2025
Dr. Katarzyna Mazur-Hofsäß	58	Management Board Member responsible for Care Enablement	2026
Franklin W. Maddux, MD	64	Global Chief Medical Officer	2022

MR. RICE POWELL is Chief Executive Officer and Chairman of the Management Board effective January 1, 2013. Prior to that, he was Vice Chairman of the Management Board and Member of the Management Board responsible for the North America Segment from 2010 to 2012. He joined the Company in 1997 and was appointed to the Company’s Management Board and Co-CEO of Fresenius Medical Care North America in January 2004. He has over 36 years of experience in the health care industry. From 1978 to 1996, he held various positions, among others, at Baxter International Inc. and Biogen Inc. in the U.S. Mr. Powell is also a member of the management board of Fresenius Management SE.

MS. HELEN GIZA was appointed Chief Financial Officer of the Management Board effective November 1, 2019. Effective January 1, 2022, Ms. Giza was also designated the Chief Transformation Officer of the Management Board and assumed responsibility for General & Administrative functions in the implementation of our new operating model. Prior to joining Fresenius Medical Care, she was Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals. Before joining the Takeda Corporate Executive Team, she served as Chief Financial Officer of Takeda’s U.S. business unit from 2008 to 2018. Prior to that, she held a number of key international finance and controlling positions, amongst others, at TAP Pharmaceuticals and Abbott Laboratories. Ms. Helen Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the Kellogg School of Management at Northwestern University in Evanston, Illinois, U.S.

MR. WILLIAM VALLE was appointed Chief Executive Officer for FMCNA effective January 2017 and a member of the Management Board on February 17, 2017. Effective January 1, 2022, Mr. Valle was designated Management Board member responsible for Care Delivery. Mr. Valle was Executive Vice President responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has more than 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR. KATARZYNA MAZUR-HOFSÄß was designated Management Board member responsible for Care Enablement  effective January 1, 2022. She was previously appointed Chief Executive Officer for the EMEA Segment effective September 1, 2018. Since 2013, she was president for EMEA at the med-tech company Zimmer Biomet. In her 25 year-professional career, Dr. Mazur-Hofsäß gained extensive international experience in executive general management positions. She is a physician by educational background and holds a Ph.D. from Gdansk Medical University in Poland as well as an MBA from the Warsaw School of Economics and the University of Minnesota. Dr. Mazur-Hofsäß is a non-executive member of the Board of Directors of Smith & Nephew plc.

FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board on January 1, 2020. He is an expert nephrologist, IT entrepreneur and health care executive with more than 30 years of experience in health care. He joined the Company in 2009 as Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent. His expertise and research interests have focused on quality care for chronic kidney disease patients around the world. He also serves as the Company’s board observer at Humacyte, Inc.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The most recent regular elections took place on May 20, 2021. The Supervisory Board has further resolved an age limit for its members and shall, as a rule, only include persons who have not reached the age of 75 years at the time of their election or appointment. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA.”

The current Supervisory Board consists of six persons, four of whom – Messrs. Schenk (Chairman), Classon (Vice Chairman), Sorensen and Ms. Witz – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above.

PROF. DR. GREGOR ZÜND, 62, has been appointed as a member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education, he has been a member of the hospital’s executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is a professor at the University of Zurich.

DR. DOROTHEA WENZEL, 52, became a member of the Supervisory Board effective May 16, 2019 and was the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA until September 1, 2021. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt. Dr. Wenzel has been a member of the Board of Directors of H. Lundberg A/S, Denmark, since March 23, 2021. Since May 2021, Dr. Wenzel has also served as the Lead Independent Director on our Supervisory Board, whose role is to ensure that the interests of all shareholders are given adequate consideration in the dealings, negotiations, discussions and decisions of the Supervisory Board. This role includes addressing matters relating to environmental, social and governance aspects of the Company as well as developing and proposing measures on such environmental, social and governance aspects.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA.” Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee of the Supervisory Board also recommends to the Supervisory Board a candidate as the Company’s auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements included in the periodic reports that we file with the SEC.

The business address of all members of our Management Board and our Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

B.	Compensation

We are exempt from NYSE and SEC rules requiring listed companies to maintain compensation committees consisting of independent directors. We are also not subject to the compensation disclosure provisions of SEC Regulation S-K, which include a requirement to provide a “Compensation Discussion and Analysis” explaining the material elements of the compensation paid to a company’s CEO, CFO, and certain other highly compensated executive officers or employees. See Item 16G, “Corporate Governance.” Instead, as a German publicly-held company, we prepare a Compensation Report in accordance with the requirements of section 162 of the German Stock Corporation Act (“Compensation Report”). Set forth below is a convenience translation of the Compensation Report of FMC-AG & Co. KGaA for the fiscal year 2021. Definitions expressly set forth in this Compensation Report are applicable solely to the Compensation Report.

The Compensation Report of Fresenius Medical Care AG & Co. KGaA (the “Company”) for the fiscal year 2021 (the “Fiscal Year”) was prepared in accordance with the requirements of section 162 of the German Stock Corporation Act (Aktiengesetz – “AktG”) as amended by the German Act Implementing the Second Shareholder Rights Directive (Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie – ARUG II). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of section 162 para. 1 AktG awarded and due to current and former members of the Management Board and of the supervisory board in the Fiscal Year and benefits within the meaning of section 162 para. 2 AktG awarded and promised to members of the Management Board.

The Fiscal Year in retrospect

The compensation awarded and due in the Fiscal Year rewarded the performance of the members of the general partner’s Management Board in achieving the strategic goals in the Fiscal Year and, at the same time, provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders. Therefore, the compensation of the members of the general partner’s Management Board reported in this Compensation Report made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group.

In the Fiscal Year, too, the Company’s business performance was affected by the continuing COVID-19 pandemic. Excess mortality attributable to COVID-19 among the company’s patients negatively impacted on the organic growth of the health care services business, profitability, the utilization of the clinic infrastructure and adjacent business areas. At the same time, additional costs caused by the pandemic remained at a high level. This included, for example, expenses for personal protective equipment and higher staff costs for dialysis treatments. In 2020, a large portion of these costs had been compensated by government relief funding, in particular under the CARES Act in the United States. In the Fiscal Year, the company did not receive support funding in a comparable amount. The burdens caused by the pandemic could be offset only partially by positive effects, such as the increased number of patients with Medicare Advantage insurance in the United States and a slight increase of the reimbursement for dialysis treatments. Despite the negative impact of COVID-19, the group revenue decreased, compared to the previous year, only by 1% (+2% at constant currency) to €17,619 million, net income (net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA) decreased by 17% (-14% at constant currency) to €969 million – in both cases in line with the Company’s expectations for the Fiscal Year. For information on Constant Exchange Rates, see Item 5. “Operating and financial review and prospects — I. Performance management system.”

Short-term incentive target achievement for the Fiscal Year

In the Fiscal Year, this business performance was reflected by an overall target achievement of 73.45% to 97.57% for the short-term incentive for the Fiscal Year depending on the function of the relevant member of the Management Board. For further details see the section “Short-term incentive – MBBP 2020+.”

Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year

The performance period of the allocation made under the Management Board Long Term Incentive Plan 2019 (MB LTIP 2019) in the fiscal year 2019 also ended upon the end of the Fiscal Year. The annual target values and target achievements for the 2019, 2020 and 2021 performance periods were each as shown in the following table:

Target values and target achievement for the allocation 2019 under the MB LTIP 2019
	Target values			Actual values			Target achievement
						According	Per perfor-
				As	Adjust-	to plan	mance
	0%	100%	200%	reported	ments (1)	terms	target	Annual
2019
Revenue growth	≤ 0%	= 7%	≥ 16%	5.6%	(2.7)%	2.9%	41%
Net income growth	≤ 0%	= 7%	≥ 14%	(39.5)%	1.1%	(38.4)%	0%	14%
Return on invested capital (ROIC)	≤ 7.7%	= 7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%

2020
Revenue growth	≤ 0%	= 7%	≥ 16%	2.2%	3.1%	5.3%	75%
Net income growth	≤ 0%	= 7%	≥ 14%	(2.9)%	17.8%	14.9%	200%	92%
Return on invested capital (ROIC)	≤ 7.9%	= 8.1%	≥ 8.3%	5.8%	1.7%	7.5%	0%

2021
Revenue growth	≤ 0%	= 7%	≥ 16%	(1.3)%	3.1%	1.8%	26%
Net income growth	≤ 0%	= 7%	≥ 14%	(16.8)%	2.4%	(14.4)%	0%	9%
Return on invested capital (ROIC)	≤ 7.9%	= 8.1%	≥ 8.3%	4.9%	0.6%	5.5%	0%

Overall Target Achievement							38%

(1)Revenue growth and net income growth were determined at constant currency. To ensure comparability, the figures underlying the achievement of the revenue growth target and of the net income growth target for the performance period 2019 and of the ROIC target for the performance periods 2019, 2020 and 2021 were adjusted for effects resulting from the application of IFRS 16. Furthermore, as already set out in the Company’s 2020 Compensation Report, an impairment in the Latin America Segment, which solely related to the carrying amounts, was excluded for the determination of the target achievement for the performance period 2020. Further details on the impairment are included in the section "Financial performance targets."

Subject to the other conditions of the MB LTIP 2019, the resulting compensation is paid out in 2023. Further details will be included in the Compensation Report for the fiscal year 2023 in accordance with section 162 AktG.

The Company’s structure and corporate bodies’ compensation

The Company is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), which does not have any management board itself, but its General Partner, Fresenius Medical Care Management AG manages the Company’s affairs according to the Articles of Association. Each of the Company and the General Partner has its own supervisory board, the activities of which are remunerated in accordance with the Articles of Association of the Company and the General Partner, respectively. For further information on the Company’s corporate governance, please see the Company’s Declaration on Corporate Governance (Erklärung zur Unternehmensführung), which is publicly available on the Company’s website. In furnishing our website address in this Compensation Report, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered to be part of this report, except as expressly set forth herein. Hence, the Company’s Compensation Report includes not only information on the compensation of the General Partner and the Company’s supervisory board (the “Supervisory Board”), but also on the compensation of the General Partner’s Management Board and the General Partner’s supervisory board.

General Partner’s compensation

Pursuant to Article 7 para. 4 of the Company’s Articles of Association, the General Partner receives non-profit-and-loss-related annual compensation of 4% of its share capital for managing the Company’s affairs and the liability associated therewith. The General Partner’s share capital amounted to €3 M in the Fiscal Year. The compensation due in this respect in the Fiscal Year was therefore €120 THOUS.

In addition, pursuant to Article 7 para. 3 of the Company’s Articles of Association, the General Partner is reimbursed for any expenses incurred in connection with managing the Company’s affairs. This includes, in particular, the compensation of its board members as set out below.

Management Board members’ compensation

The General Partner’s supervisory board is responsible for determining the compensation of the members of the Management Board. The General Partner’s supervisory board is supported in this task by a personnel committee established from among its members, the Human Resources Committee, which is also responsible for the tasks of a compensation committee. In the Fiscal Year, the Human Resources Committee consisted of Mr. Stephan Sturm (Chairman), Dr. Gerd Krick (Vice Chairman) (until May 20, 2021), Mr. Rolf A. Classon, Mr. William P. Johnston (until May 20, 2021) and Dr. Dieter Schenk (since May 20, 2021 also Vice Chairman).

Unless otherwise indicated, the following information relates to the compensation of the members of the Management Board in office during the Fiscal Year. For the amounts, please see the section “Compensation tables for the Management Board members in office during the Fiscal Year.”

For information on compensation of former members of the Management Board in the Fiscal Year, including the amounts of such compensation, please see the section “Former Management Board members’ compensation.” Former members of the Management Board within the meaning of this Compensation Report are those who ceased to hold office before the end of the Fiscal Year.

Compensation systems applying to compensation in the Fiscal Year

The compensation of the Management Board members for the Fiscal Year was determined in accordance with the “Compensation System 2020+” as approved by the Company’s Annual General Meeting on August 27, 2020 with a majority of more than 95% of the votes cast and as implemented with effect from January 1, 2020 in the service agreements of all members of the Management Board. The compensation components awarded and due in the Fiscal Year under the provisions of the Compensation System 2020+, i.e. the fixed compensation and the one-year variable compensation, are in accordance with the Compensation System 2020+.

Details of the Compensation System 2020+ are available on the Company’s website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation/. The main elements of the Compensation System 2020+ are also set out in this Compensation Report in the section “The Compensation System 2020+.”

To the extent that compensation based on multi-year variable compensation, i.e. on cash-settled share-based compensation, which had been allocated in fiscal years preceding the Compensation System 2020+, was paid out to members of the Management Board in the Fiscal Year or to the extent that the latter exercised stock options awarded in fiscal years preceding the Compensation System 2020+, this was in each case done in accordance with the respectively applicable compensation systems approved by the Company’s Annual General Meeting in 2010, 2011 and 2016.

Please refer to the section “Variable compensation components from allocations made prior to the Compensation System 2020+” of this Compensation Report for details on each such amount of multi-year variable compensation and for details on stock options.

Overview of the Management Board members’ compensation in the Fiscal Year

The compensation awarded and due to the members of the Management Board in the Fiscal Year consisted of fixed and variable components:

–	fixed compensation, consisting of a base salary and fringe benefits,
–	one-year variable compensation (short-term incentive) and
–	multi-year variable compensation, consisting of payments under share-based cash-settled compensation allocated in previous fiscal years.

In addition, some members of the Management Board exercised stock options awarded in previous fiscal years. Payments under the multi-year variable compensation component provided for under the Compensation System 2020+, the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020), will only be possible for the first time in 2023. The amounts received are to be invested in shares of the Company, which are to be held for at least one year. The members of the Management Board will therefore be able to dispose of the corresponding amounts not before 2024.

Horizontal and vertical compensation reviews

In determining the individual Management Board members’ total compensation, the General Partner’s supervisory board takes into account their different functions and responsibilities within the Management Board and the Company’s economic situation. Furthermore, the General Partner’s supervisory board takes into account that total compensation should also be appropriate considering the relevant market practice and benchmarks, using results of vertical and horizontal compensation reviews and external benchmark data. In addition, the total compensation contractually agreed with each member of the Management Board takes into account the best interest of the Company to retain the Management Board members and to attract potential new talent for the Management Board.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the General Partner’s supervisory board conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary and the target short-term incentive amount and the allocation amount under the long-term incentive) and the relevant underlying components contractually agreed with each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. In addition, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups (these include DAX companies as well as U.S. companies of comparable sector and size). For the Fiscal Year, the DAX companies in the composition of December 31, 2020 and – depending on the specific tasks of the relevant member of the Management Board – the following companies listed in the U.S. were used: Anthem Inc., Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc and UnitedHealth Group Incorporated.

The General Partner’s supervisory board also conducts a vertical review with respect to the compensation levels of the Company’s employees when determining the compensation system and the compensation of the Management Board members. For this purpose, the ratio between the average compensation of the Management Board and that of the upper management of the Company’s group in Germany was determined for the Fiscal Year in accordance with the Compensation System 2020+. The “upper management of the Company’s group in Germany” included all employees having a position of Vice President and above and reporting to a Management Board member. In addition, the ratios between the average compensation of the Management Board, of the employees of the Company’s group in Germany and of the employees of the Company’s group worldwide were determined and, to the extent practicable, compared to corresponding ratios of companies included in the DAX. When conducting the vertical review, the General Partner’s supervisory board also took into account the development of compensation levels over time.

The Compensation System 2020+

The guiding principles and components of the Compensation System 2020+ and the compensation structure as well as the caps and maximum compensation under the Compensation System 2020+ are described in detail below.

Guiding principles of the Compensation System 2020+

The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the company’s business and to reward them based on their duties and performance as well as their success in managing the company’s economic and financial position giving due regard to the peer environment and to make a significant contribution to the implementation and further development of the business strategy.

The Compensation System 2020+ is based on the following guiding principles:

Components of the Compensation System 2020+

The following illustration shows the compensation components and further design elements of the Compensation System 2020+, which are described in more detail below.

Compensation structure under the Compensation System 2020+

The compensation structure of the target total direct compensation for a full fiscal year consists of 29% base salary, 31% short-term incentive and 40% long-term incentive.

Owing to a 71% share of performance-based variable compensation components in target total direct compensation, the compensation of the Management Board is, as a whole, performance-based. Owing to a 40% long-term incentive share (56% of variable compensation components), the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

Caps and maximum compensation

The Management Board members’ total compensation under the Compensation System 2020+ is limited, for one thing, by a cap applying to each variable compensation component and, for another, by maximum compensation.

For the short-term incentive, the target achievement and payout are capped at 120% of the relevant target short-term incentive amount. For the long-term incentive, the target achievement is capped at 200% for each allocation. In addition, the amounts received from each allocation of the long-term incentive are capped at 400% of the allocation amount, thus also capping the opportunity of benefiting from the Company’s share price development in the relevant vesting period. The General Partner’s supervisory board has also agreed a cap option for the variable compensation components in the event that extraordinary developments occur.

The Compensation System 2020+ provides for a maximum amount of total compensation for each member of the Management Board (maximum compensation). Such maximum compensation limits the amounts potentially paid out to and received by a member of the Management Board as compensation from determinations or allocations for a fiscal year, irrespective of the dates on which such amounts are paid out or received. The maximum compensation takes into account all amounts paid out and received under the fixed and variable compensation components and the pension expense of the pension commitment attributable to the relevant fiscal year. A Management Board member’s maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation components determined or allocated for a fiscal year.

The maximum compensation is defined based on the currency of the base salary as stated in the relevant Management Board member’s service agreement and amounts to €12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for any other current Management Board function.

The review of compliance with the maximum compensation for 2020 may for the first time be conducted in 2023, i.e. when the vesting period of the long-term incentive allocated in 2020 has expired and the amount to be paid out has been finally determined.

The caps and maximum compensation under the Compensation System 2020+ are shown in the following chart:

(1)	Short-Term Incentive (STI)
(2)	Long-Term Incentive (LTI)

Management Board members’ compensation in the Fiscal Year

The compensation in the Fiscal Year of the Management Board members in office during the Fiscal Year will be described in more detail below. Tables showing the total compensation of each Management Board member in office during the Fiscal Year are set out in the section “Compensation tables for the Management Board members in office during the Fiscal Year” and tables showing that of each Management Board member that ceased to hold office before expiry of the Fiscal Year are set out in the section “Former Management Board members’ compensation.”

Fixed compensation components

The Management Board members receive a base salary and fringe benefits as fixed compensation components.

In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their service agreements mainly consisted of the private use of company cars, special payments such as school fees, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member may be personally taxable. Please see the section “Further information” for details of such tax equalization compensation.

In addition, a performance-based pension commitment was made to individual Management Board members – depending on their individual contractual commitment. Payments under pension commitments will only become payable when the covered event occurs. No payments under pension commitments were awarded or due in the Fiscal Year to the Management Board members in office during the Fiscal Year. The pension commitments are set out in the section ”Pension commitments.”

Variable compensation components

The variable compensation components under the Compensation System 2020+ comprise a short-term and a long-term incentive component, the latter of which includes a mandatory share ownership element. Amounts from this long-term incentive component may be received for the first time in 2023 and are to be invested in shares of the Company which need to be held for at least one year.

In addition, some Management Board members received for their Management Board activities a long-term incentive from outstanding compensation components allocated in previous fiscal years under any of the compensation systems applicable until December 31, 2019. Furthermore, some Management Board members exercised stock options awarded in previous fiscal years. For more detailed information, please see the section “Variable compensation components from allocations made prior to the Compensation System 2020+.”

Variable compensation components under the Compensation System 2020+

The variable compensation components applicable under the Compensation System 2020+ to activities in the Fiscal Year are shown in the following overview:

Short-term incentive – MBBP 2020+

Under the Compensation System 2020+, the Management Board members are entitled to receive a short-term incentive in accordance with the Fresenius Medical Care Management Board Bonus Plan 2020+ (MBBP 2020+), which may result in a cash payment. The short-term incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The short-term incentive is linked to the achievement of three financial and one non-financial performance targets.

The target short-term incentive amount to be allocated to each Management Board member (which is paid out at a target achievement level of 100%) equals 105% (multiplier of 1.05) of the Management Board member’s relevant base salary.

Functioning

The functioning of the MBBP 2020+ is shown in the following chart:

The short-term incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 20% to operating income, 40% to net income and 20% to the achievement of specific and measurable sustainability criteria.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 120% (cap).

The following applies to each of the performance targets: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 120% (cap). If the financial performance values achieved or the achieved total score for the sustainability target are between the relevant target values for a target achievement of 0% to 50%, 50% to 100% or 100% to 120%, the relevant target achievement are determined by linear interpolation.

The short-term incentive is paid out in the year following the year of target achievement.

Link to strategy

The financial performance targets reflect key performance indicators of the Company and support the Company’s strategy of achieving sustainable and profitable growth. The non-financial performance target underlines the Company’s commitment to implement its global sustainability program.

ROIC is a non-IFRS measure. For additional information regarding ROIC, see Item 5. “Operating and financial review and prospects — I. Performance management system — Primary key performance indicators.”

Financial performance targets

By measuring the performance targets at group (global) level and – depending on the relevant Management Board member’s function – at regional level, both the financial performance of the individual regions and that of the group are reflected.

Measurement of the financial performance targets based on the Management Board members’ functions
Member of the		Revenue and
Management Board	Function	operating income	Net income
Rice Powell	Chairman and Chief Executive Officer	Global	Global
Helen Giza	Chief Financial Officer	Global	Global
Franklin W. Maddux, MD	Global Chief Medical Officer	Global	Global
Dr. Katarzyna Mazur-Hofsäß	Chief Executive Officer for Europe, Middle East and Africa (EMEA)	Regional (EMEA)	Global
Dr. Olaf Schermeier	Chief Executive Officer for Research and Development	Global	Global
William Valle	Chief Executive Officer for North America (NA)	Regional (NA)	Global
Kent Wanzek	Chief Executive Officer for Global Manufacturing, Quality and Supply	Global	Global
Harry de Wit	Chief Executive Officer for Asia Pacific (AP)	Regional (AP)	Global

The target values applied to the financial targets in the Fiscal Year and in the previous year as well as their achievement are set out in the tables below; for the previous year, this information is provided on a voluntary basis as additional information.

Target values and target achievement in the Fiscal Year
								Target
	Target values				Actual values			achievement
						Adjust-	According to
	0%	50%	100%	120%	As reported	ments (1)	plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %

Revenue
Group	≤ 15,837	= 16,717	= 17,597	≥ 17,949	17,619	(553)	17,066	69.82
NA	≤ 10,957	= 11,566	= 12,175	≥ 12,418	12,088	(465)	11,623	54.70
EMEA	≤ 2,474	= 2,611	= 2,748	≥ 2,803	2,765	(21)	2,744	98.47
AP	≤ 1,774	= 1,873	= 1,971	≥ 2,011	2,010	(32)	1,978	103.58

Operating income
Group	≤ 1,601	= 1,801	= 2,001	≥ 2,081	1,852	(2)	1,850	62.29
NA	≤ 1,430	= 1,609	= 1,788	≥ 1,859	1,644	(41)	1,603	48.28
EMEA	≤ 259	= 291	= 324	≥ 337	309	14	323	98.76
AP	≤ 268	= 302	= 336	≥ 349	350	(1)	349	119.99

Net income	< 938	= 938	= 1,042	≥ 1,125	969	15	984	72.14

(1)According to the plan terms, the target values were set at budgeted exchange rates; consequently, the financial figures underlying the target achievements were calculated at budgeted exchange rates. The financial figures underlying the target achievements were, in accordance with the plan terms, adjusted for costs and savings related to the program FME25 to the extent they were not yet included in the target values.

Target values and target achievement in the year 2020
								Target
	Target values				Actual values			achievement
						Adjust-	According to
	0%	50%	100%	120%	As reported	ments (1)	plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %

Revenue
Group	≤ 17,477	= 18,179	= 18,880	≥ 19,229	17,859	536	18,395	65.44
NA	≤ 12,195	= 12,682	= 13,168	≥ 13,412	12,478	254	12,732	55.14
EMEA	≤ 2,693	= 2,751	= 2,809	≥ 2,863	2,763	77	2,840	111.55
AP	≤ 1,859	= 1,922	= 1,985	≥ 2,023	1,894	29	1,923	50.68

Operating income
Group	≤ 2,444	= 2,489	= 2,533	≥ 2,572	2,304	215	2,519	83.88
NA	≤ 1,989	= 2,021	= 2,053	≥ 2,080	2,120	10	2,130	120.00
EMEA	≤ 389	= 396	= 402	≥ 407	412	7	419	120.00
AP	≤ 325	= 330	= 335	≥ 340	344	1	345	120.00

Net income	≤ 1,285	= 1,317	= 1,349	≥ 1,377	1,164	185	1,349	98.86

(1)According to the plan terms, the target values were set at constant exchange rates; consequently, the financial targets underlying the target achievements were calculated at constant exchange rates. The financial figures underlying the target achievements were, in accordance with the plan terms, adjusted for effects from certain acquisitions and divestments. Furthermore, an impairment in the Latin America Segment, which solely related to the carrying amounts, was excluded for the determination of the target achievement.

As already set out in the Company’s 2020 Compensation Report, an impairment of goodwill and tradenames in the Latin America Segment has materialized with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board, the General Partner’s supervisory board decided in the Fiscal Year to exclude the Latin America Segment impairment in question, which solely relates to the carrying amounts, when determining the relevant target achievement for the short-term incentive for the year 2020.

Sustainability target

In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term incentive. This performance target underlines the Company’s commitment to implement its Global Sustainability Program and is based on a qualitatively measurable sustainability target that relates to various environmental, social and governance aspects (ESG).

The achievement of the sustainability target is measured at the group level to ensure close collaboration across the Company’s operating segments in the field of sustainability. For this purpose, eight material sustainability areas were defined: responsibility towards our patients as well as our employees, anti-bribery and anti-corruption, data protection and privacy, human and labor rights, sustainable supply, environment, and occupational health and safety. The progress in each sustainability area is measured by the degree of implementation of the following pre-defined management concepts: purpose, goals and objectives, responsibility and ownership, coverage, reporting and communication, results and progress as well as policy, guideline and training. The eight sustainability areas and seven management concepts result in 56 sustainability criteria.

For the period from 2020 to 2022, the annual progress of the implementation of these sustainability criteria is measured in two steps using a control and calculation model. Further information can be found in the non-financial reporting of the company.

Within the control and calculation model, the degree of implementation of these sustainability criteria is evaluated in a first step using a predefined questionnaire. For each question, 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point can be achieved depending on the degree of implementation. Based on the evaluation of the questionnaire, the score for each sustainability criterion is determined in a second step. The score for each sustainability criterion can also be 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point. To calculate the achieved score for each sustainability criterion, the average of the points over the number of questions per sustainability criterion is calculated. If the thus calculated average deviates from the aforementioned scores, it is rounded down to the next lower score. For example, a score of 0.45 points would lead to a score of 0.25 points for a sustainability criterion.

To determine the total score for the sustainability target, the sum of the points achieved for the 56 sustainability criteria is calculated. The target values set by the General Partner’s supervisory board for the Fiscal Year and for 2020 as well as the target achievement are set out in the table below:

Sustainability target
	Target values			Target achievement
	0%	100%	120%	Absolute	Relative
Year	in points	in points	in points	in points	in %

2021	≤ 18.00	= 28.00	≥ 34.00	40.25	120.00
2020	≤ 10.75	= 18.00	≥ 20.00	24.50	120.00

Overall target achievement

The degree of the overall target achievement for the short-term incentive is determined based on the weighted arithmetic mean of the target achievement of each performance target. Multiplying the degree of the respective overall target achievement with the target short-term incentive amount results in the final short-term incentive amount. After the corresponding resolution of the General Partner’s supervisory board, the final short-term incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final short-term incentive amount is also capped at 120% of the respective target short-term incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement of the individual Management Board members for the Fiscal Year:

Overall target achievement in the Fiscal Year
in %
					Overall target
	Target achievement				achievement
		Operating		Sustainability
	Revenue	income	Net income	target

Rice Powell	69.82	62.29	72.14	120.00	79.28
Helen Giza	69.82	62.29	72.14	120.00	79.28
Franklin W. Maddux, MD	69.82	62.29	72.14	120.00	79.28
Dr. Katarzyna Mazur-Hofsäß	98.47	98.76	72.14	120.00	92.30
Dr. Olaf Schermeier	69.82	62.29	72.14	120.00	79.28
William Valle	54.70	48.28	72.14	120.00	73.45
Kent Wanzek	69.82	62.29	72.14	120.00	79.28
Harry de Wit	103.58	119.99	72.14	120.00	97.57

The amounts to be paid out to the individual Management Board members in 2022 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, can be found in the following table:

Amounts to be paid in the year 2022 for the performance in the Fiscal Year in € THOUS
					Overall
			Target		target	Payout
	Base salary	Multiplier	amount	Cap (120%)	achievement	amount

Rice Powell (1)	1,708	1.05	1,793	2,152	79.28%	1,422
Helen Giza	855	1.05	898	1,078	79.28%	712
Franklin W. Maddux, MD (1)	778	1.05	817	980	79.28%	648
Dr. Katarzyna Mazur-Hofsäß	920	1.05	966	1,159	92.30%	892
Dr. Olaf Schermeier	830	1.05	872	1,046	79.28%	691
William Valle (1)	1,319	1.05	1,385	1,662	73.45%	1,017
Kent Wanzek (1)	791	1.05	831	997	79.28%	658
Harry de Wit	760	1.05	798	958	97.57%	779

(1)Please note for the amounts as set out herein that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

The following table shows, on a voluntary basis as additional information, the target achievement per performance target and the overall target achievement of the individual Management Board members for the year 2020:

Overall target achievement in the year 2020
in %
					Overall target
	Target achievement				achievement
		Operating		Sustainability
	Revenue	income	Net income	target

Rice Powell	65.44	83.88	98.86	120.00	93.41
Helen Giza	65.44	83.88	98.86	120.00	93.41
Franklin W. Maddux, MD	65.44	83.88	98.86	120.00	93.41
Dr. Katarzyna Mazur-Hofsäß	111.55	120.00	98.86	120.00	109.85
Dr. Olaf Schermeier	65.44	83.88	98.86	120.00	93.41
William Valle	55.14	120.00	98.86	120.00	98.57
Kent Wanzek	65.44	83.88	98.86	120.00	93.41
Harry de Wit	50.68	120.00	98.86	120.00	97.68

The amounts paid out to the individual Management Board members in the Fiscal Year on the basis of this overall target achievement for 2020, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, are as shown in the following table and are provided on a voluntary basis as additional information:

Amounts paid in the Fiscal Year for the performance in the year 2020 in € THOUS
					Overall
			Target		target	Payout
	Base salary	Multiplier	amount	Cap (120%)	achievement	amount

Rice Powell (1)	1,769	1.05	1,857	2,228	93.41%	1,734
Helen Giza	855	1.05	898	1,078	93.41%	839
Franklin W. Maddux, MD (1)	805	1.05	845	1,014	93.41%	790
Dr. Katarzyna Mazur-Hofsäß	910	1.05	956	1,147	109.85%	1,050
Dr. Olaf Schermeier	725	1.05	761	913	93.41%	711
William Valle (1)	1,366	1.05	1,434	1,721	98.57%	1,414
Kent Wanzek (1)	792	1.05	832	998	93.41%	777
Harry de Wit	735	1.05	772	926	97.68%	754

(1)Please note for the amounts as set out herein that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

Long-term incentive – MB LTIP 2020

On the basis of the Compensation System 2020+, so-called Performance Shares were allocated to the Management Board members in the Fiscal Year under the MB LTIP 2020 as a long-term incentive.

The Performance Shares allocated to the members of the Management Board under the MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any amounts received from the Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company. The amounts received from the Performance Shares (after taxes and duties) are transferred to a credit institution which uses them to purchase shares of the Company on the stock exchange. The shares so acquired are subject to a holding period of at least one year. The amounts resulting from the long-term incentive are therefore not accessible to the Management Board members before the expiry of a period of at least four years.

The allocation amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member.

In order to determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount is divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each Management Board member depends on the achievement of the performance targets.

Functioning

The functioning of the MB LTIP 2020 is shown in the following chart:

Revenue growth and net income growth are determined at constant currency. The underlying financial figures of the financial performance targets may be adjusted for certain effects to ensure comparability of the financial figures with respect to the operational performance, e.g. effects from certain acquisitions and divestments and changes in IFRS accounting standards.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap).

The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% (cap) applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpolation. The achievement of each performance target is determined annually. The three performance targets are weighted equally to determine the annual target achievement. At the end of the three-year performance period, the supervisory board of the General Partner determines the overall target achievement by taking the average of the annual target achievements of the applicable performance period.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s share over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares is capped at 400% of the relevant allocation amount.

Amounts from Performance Shares allocated under the MB LTIP 2020 may be received for the first time in 2023 (from the allocation in 2020). Given the fact that the amounts received will be invested in shares to be held for at least one year, the Management Board members will therefore not have access to the corresponding amounts before 2024.

Link to strategy

In order to achieve long-term profitable growth, the three performance targets revenue growth, net income growth and return on invested capital (ROIC) have been chosen as they reflect the Company’s strategic priorities of increasing the business activities and at the same time ensuring a certain level of return of the Company’s investments. These performance targets form part of the Company’s key performance indicators and support the execution of the Company’s long-term strategy.

Target values for the Fiscal Year

The target values for the Fiscal Year applied for Performance Shares allocated in the Fiscal Year under the MB LTIP 2020 are as follows:

	Target value	Target achievement	Weighting
Performance target 1:	≤ 1%	0%
Revenue growth	= 6%	100%	1/3
	≥ 11%	200%
Performance target 2:	≤ 0%	0%
Net income growth	= 5%	100%	1/3
	≥ 10%	200%
Performance target 3:	≤ 5.5%	0%
Return on invested capital (ROIC)	= 6.0%	100%	1/3
	≥ 6.5%	200%

Allocation in the Fiscal Year

In the Fiscal Year, the Performance Shares shown in the following table were allocated; their number was determined taking into account the allocation amount (basic compensation multiplied by the multiplier) and the value per Performance Share on the allocation date.

Performance Shares allocated in the Fiscal Year under the MB LTIP 2020
				Value per
				Performance	Number of
				Share	Performance
	Base salary	Multiplier	Allocation amount	at allocation (1)	Shares	Cap (400%)
	in € THOUS		in € THOUS	in €		in € THOUS

Rice Powell (2)	1,708	1.35	2,306	55.12	40,894	9,224
Helen Giza	855	1.35	1,154	55.12	20,941	4,616
Franklin W. Maddux, MD (2)	778	1.35	1,050	55.12	18,625	4,200
Dr. Katarzyna Mazur-Hofsäß	920	1.35	1,242	55.12	22,533	4,968
Dr. Olaf Schermeier	830	1.35	1,121	55.12	20,328	4,484
William Valle (2)	1,319	1.35	1,781	55.12	31,582	7,124
Kent Wanzek (2)	791	1.35	1,068	55.12	18,929	4,272
Harry de Wit	760	1.35	1,026	55.12	18,614	4,104

(1)The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date, which is why it may deviate from the Fair Value according to IFRS 2.
(2)Please note for the amounts shown that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

An overview of the status in the Fiscal Year of the Performance Shares allocated under the MB LTIP 2020 can be found in the section “Overview of outstanding share-based compensation components.”

Variable compensation components from allocations made prior to the Compensation System 2020+

Individual members of the Management Board received variable compensation for their activities on the Management Board in the Fiscal Year based on outstanding compensation components allocated in previous fiscal years under one of the compensation systems applicable until December 31, 2019 or exercised stock options awarded to them in previous fiscal years under one of the compensation systems applicable until December 31, 2019. Further allocations based on these compensation components (including further awards of stock options) are no longer possible.

An overview of the status of these compensation components can be found in the section “Overview of outstanding share-based compensation components.”

Share Based Award

To the extent members of the Management Board holding office at that time were entitled to the so-called Share Based Award under one of the compensation systems applicable until December 31, 2019, they may in principle receive share-based compensation, at the earliest, after a period of three years following the relevant allocation date. Such compensation is paid in cash and its amount depends on the stock exchange price of the Company’s share on the exercise date. In special cases (e.g. disability to work, retirement, non-renewal of expired service agreements by the company) a shorter period may apply. The Share Based Award is to be classified as long-term compensation.

The Share Based Award is the amount of the one-year variable compensation component that under the compensation systems applicable until December 31, 2019 was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. In principle, 25% of the total amount of the one-year variable compensation was to be converted into such virtual shares;

this amount was determined by multiplying the degree of the relevant overall target achievement by the relevant base salary and a further fixed multiplier. The amount to be paid out under Share Based Awards is calculated by multiplying the number of virtual shares by the stock exchange price of the Company’s share on the relevant exercise date.

In the Fiscal Year, individual current and former members of the Management Board received payments resulting from Share Based Awards allocated to them in 2018 for the achievement of the performance targets in 2017 (“Allocation 2017”) that vested in the Fiscal Year.

Payout from the Share Based Awards allocated in the year 2018 for the year 2017
				Payout amount
	Allocation amount in €	Number of virtual	Share price at	in
	THOUS	shares	exercise in €	€ THOUS

Members of the Management Board in office during the Fiscal Year
Rice Powell	916	11,138	60.78	677
Helen Giza	—	—	—	—
Franklin W. Maddux, MD	—	—	—	—
Dr. Katarzyna Mazur-Hofsäß	—	—	—	—
Dr. Olaf Schermeier	323	3,932	65.90	259
William Valle	600	7,295	65.76	480
Kent Wanzek	394	4,793	61.86	296
Harry de Wit	317	3,852	60.76	234

Former members of the Management Board
Dominik Wehner	244	2,968	66.84	198

An overview of the status in the Fiscal Year of the virtual shares allocated under the Share Based Award can be found in the section “Overview of outstanding share-based compensation components.”

Long-term incentive plans

To the extent Performance Shares were allocated in earlier fiscal years to then members of the Management Board under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (LTIP 2016) or the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019), they may under certain conditions – and, under the MB LTIP 2019, for the first time in 2023 – receive share-based, cash-settled compensation from these Performance Shares. Furthermore, under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (LTIP 2011) individual members of the Management Board may under certain conditions exercise previously awarded stock options or could, for the last time in 2020, receive share-based, cash-settled compensation from Phantom Stock allocated under the LTIP 2011.

An overview of the development in the Fiscal Year of the Performance Shares allocated under the LTIP 2016 and the MB LTIP 2019 as well as of the stock options awarded under the LTIP 2011 can be found in the section “Overview of outstanding share-based compensation components.”

LTIP 2016

In the Fiscal Year, individual current and former members of the Management Board were awarded compensation from Performance Shares allocated to them in 2017 under the LTIP 2016. The Performance Shares allocated to the members of the Management Board under the LTIP 2016 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Performance Shares will generally vest, and will be paid out, at the end of a period of four years from each relevant allocation date.

In order to determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance

Shares to vest for each member of the Management Board depended on the achievement of the performance targets. As regards the allocation in 2017, the performance targets relating to the 2017, 2018 and 2019 performance periods were decisive.

The degree of the overall target achievement during the three-year performance period was determined based on the three performance targets revenue growth, net income growth and return on invested capital (ROIC). The annual target values and target achievements for the 2017, 2018 and 2019 performance periods were each as follows, according to the following table:

Target values and target achievement for the allocation 2017 under the LTIP 2016
	Target values			Actual values			Target achievement
						According	Per perfor-
					Adjust-	to plan	mance
	0%	100%	200%	As reported	ments (1)	terms	target	Annual

2017
Revenue growth	≤ 0%	= 7%	≥ 16%	7.3%	2.0%	9.3%	126%
Net income growth	≤ 0%	= 7%	≥ 14%	11.9%	2.5%	14.4%	200%	175%
Return on invested capital (ROIC)	≤ 7.3%	= 7.5%	≥ 7.7%	8.6%	0.0%	8.6%	200%

2018
Revenue growth	≤ 0%	= 7%	≥ 16%	(7.0)%	7.6%	0.6%	8%
Net income growth	≤ 0%	= 7%	≥ 14%	54.9%	4.8%	59.7%	200%	136%
Return on invested capital (ROIC)	≤ 7.5%	= 7.7%	≥ 7.9%	12.4%	0.0%	12.4%	200%

2019
Revenue growth	≤ 0%	= 7%	≥ 16%	5.6%	(2.7)%	2.9%	41%
Net income growth	≤ 0%	= 7%	≥ 14%	(39.5)%	1.1%	(38.4)%	0%	14%
Return on invested capital (ROIC)	≤ 7.7%	= 7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%

Overall Target Achievement							108%

(1)Revenue growth and net income growth were determined at constant currency. To ensure comparability, the figures underlying the achievement of the performance targets were adjusted for effects resulting from the application of IFRS 16 for the performance period 2019; the figures underlying the achievement of the revenue growth target and of the net income growth target were adjusted for effects resulting from the application of IFRS 15 for the performance period 2018.

If the actual financial figures were between the relevant target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement was determined by linear interpolation. If the 2019 ROIC target achievement was higher than or equal to the target achievement in each of the previous two years, the 2019 ROIC target achievement applied to all years of the performance period. The average of the annual target achievements over the three-year performance period was used to determine the overall target achievement.

Based on the degree of the overall target achievement, the number of Performance Shares to vest was determined for each member of the Management Board. The number of Performance Shares could increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) was possible. After the final determination of the overall target achievement, the number of Performance Shares to vest was multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest.

The following table provides the amounts paid out in the Fiscal Year from the allocation 2017 under the LTIP 2016:

Payout from the allocation 2017 of the LTIP 2016
		Number of		Number of
	Fair Value at	allocated	Overall	final	Share price	Payout
	allocation in	Performance	target	Performance	at payout	amount in
	€ THOUS	Shares	achievement	Shares	in €	€ THOUS

Members of the Management Board in office during the Fiscal Year
Rice Powell (1)	1,331	18,063	108%	19,508	69.01	1,302
Helen Giza	—	—	—	—	—	—
Franklin W. Maddux, MD (1), (2)	415	5,524	108%	5,966	69.01	398
Dr. Katarzyna Mazur-Hofsäß	—	—	—	—	—	—
Dr. Olaf Schermeier	716	9,529	108%	10,291	69.01	710
William Valle (1)	665	9,032	108%	9,755	69.01	651
Kent Wanzek (1)	665	9,032	108%	9,755	69.01	651
Harry de Wit	716	9,529	108%	10,291	69.01	710

Former members of the Management Board
Michael Brosnan (1)	665	9,032	108%	9,755	69.01	651
Dominik Wehner	716	9,529	108%	10,291	69.01	710

(1)	Please note for the amounts paid out that the compensation components for Messrs. Rice Powell, Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts for the awarded long-term incentive (payout amount) was done at the closing rates of the vesting date.
(2)	The payout shown for Mr. Franklin W. Maddux, MD was made based on an allocation prior to his appointment as a member of the Management Board.

LTIP 2011

In the Fiscal Year, individual current and former members of the Management Board exercised stock options awarded to them in previous years under the LTIP 2011.

The stock options awarded under the LTIP 2011 – for the last time in 2015 – may be exercised after the expiry of a four-year vesting period, which begins on the award date, within a further four years – thus for the last time in 2023 – taking into consideration certain blackout periods, the achievement of the performance targets and, subject to deviating agreements in individual cases, the continuation of the service relationship.

The performance target will be achieved in each case if, within the vesting period, either the adjusted earnings per ordinary share have increased by at least eight percent per year compared to the respective previous year or, if this is not the case, the compound annual growth rate of the adjusted earnings per ordinary share has increased by at least eight percent per year in the four-year vesting period. If, with respect to one or more of the four reference periods within the vesting period, neither the adjusted earnings per share have increased by at least eight percent per year compared to the respective previous year nor the compound annual growth rate of the adjusted earnings per share has increased by at least eight percent per year in the four-year vesting period, the relevant stock options issued will be forfeited to the extent that the performance target has not been achieved within the vesting period, i.e. by one quarter, by two quarters, by three quarters or in full.

Stock options may generally be exercised at any time after the end of the vesting period outside blackout periods. Blackout periods under the LTIP 2011 are the periods (i) from December 15 to January 15, (ii) from the 21st calendar day before the Annual General Meeting of the Company until the expiry of the day of such Annual General Meeting, (iii) from the date on which the Company publishes an offer to its shareholders to subscribe for new shares in an official stock exchange journal or in the Federal Gazette (Bundesanzeiger) until the date on which the shares of the Company entitled to subscription are listed “ex subscription right” for the first time on the Frankfurt Stock Exchange and (iv) from the 15th calendar day prior to the publication of the quarterly or annual results until the publication of such quarterly or annual results. Any restrictions under capital markets law regarding the exercise of stock options will remain unaffected by the blackout periods.

The exercise price is the closing price of the Company’s shares in the electronic “Xetra” trading of Deutsche Börse AG in Frankfurt am Main or a comparable successor system on the 30 calendar days preceding the relevant award date in euros. The exercise price will be adjusted under certain circumstances (e.g. in the event of capital measures of the Company).

Proceeds from the exercise of stock options are, with a view to the new provisions of section 162 AktG, not regarded as compensation awarded or due and, hence, not included in this Compensation Report. An overview of the status of the stock options can be found in the following section “Overview of outstanding share-based compensation components.” Further information on exercises of stock options requiring notifications are published on www.dgap.de in the section "Directors’ Dealings" as well as on our website at www.freseniusmedicalcare.com/en/home/mainnavigation/investors/ad-hoc-notifications. In referencing these website addresses in this report, we do not intend to incorporate any information on these websites into this report and any information on these websites should not be considered to be part of this report, except as expressly set forth herein.

Overview of outstanding share-based compensation components

The status of the outstanding share-based compensation components of the current and former members of the Management Board in the Fiscal Year as well as further information are set out in the following tables:

Overview of outstanding Performance Shares

						Number of
				Number of		Performance
			Fair Value at	allocated	Overall target	Shares as of
			allocation in	Performance	achievement	December 31,
	Allocation date	Vesting date	€ THOUS	Shares	(if final)	2021

Members of the Management Board in office during the Fiscal Year
Rice Powell
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	1,413	17,548	81%	14,214
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	1,575	25,127	38%	9,548
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	2,170	35,030		35,030
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	2,231	40,894		40,894
Total				118,599		99,686

Helen Giza
Allocation 2019 (MB LTIP 2019)	December 2, 2019	December 2, 2023	812	13,399	38%	5,092
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,070	17,465		17,465
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,138	20,941		20,941
Total				51,805		43,498

Franklin W. Maddux, MD
Allocation 2018 (LTIP 2016) (1)	July 30, 2018	July 30, 2022	432	5,365	n.a. (1)	5,365
Allocation 2019 (LTIP 2019) (1)	July 29, 2019	July 29, 2022	564	8,869	n.a. (1)	8,869
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	988	15,954		15,954
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,016	18,625		18,625
Total				48,813		48,813

Dr. Katarzyna Mazur-Hofsäß
Allocation 2018 (LTIP 2016)	December 3, 2018	December 2, 2022	734	10,637	81%	8,616
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38%	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,139	18,588		18,588
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,225	22,533		22,533
Total				64,685		54,649

Dr. Olaf Schermeier
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	757	9,404	81%	7,617
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38%	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	907	14,809		14,809
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,105	20,328		20,328
Total				57,468		47,666

William Valle
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	707	8,774	81%	7,107
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38%	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,676	27,053		27,053
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,723	31,582		31,582
Total				79,973		70,516

Kent Wanzek
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	707	8,774	81%	7,107
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38%	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	972	15,694		15,694
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,033	18,929		18,929
Total				55,961		46,504

Harry de Wit
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	757	9,404	81%	7,617
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38%	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	920	15,014		15,014
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,012	18,614		18,614
Total				55,959		46,157

Former member of the Management Board
Michael Brosnan
Allocation 2018 (LTIP 2016)	July 30, 2018	July 30, 2022	707	8,774	81%	7,107
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38%	4,774
Total				21,338		11,881

(1)	This allocation for Mr. Franklin W. Maddux, MD was made prior to his appointment as a member of the Management Board. The final determination of the overall target achievement for the Performance Shares allocated before the appointment as a member of the Management Board will be made in accordance with the applicable plan terms in preparation of the payout.

Overview of outstanding virtual shares allocated under the Share Based Award

			Number of virtual shares as of
	Allocation date	Vesting date	December 31, 2021

Members of the Management Board in office during the Fiscal Year
Rice Powell
Allocation 2018	March 12, 2019	March 12, 2022	15,003
Allocation 2019	March 10, 2020	March 10, 2023	9,913
Total			24,916

Helen Giza
Allocation 2019	March 10, 2020	March 10, 2023	815
Total			815

Dr. Katarzyna Mazur-Hofsäß
Allocation 2018	March 12, 2019	March 12, 2022	1,805
Allocation 2019	March 10, 2020	March 10, 2023	5,788
Total			7,593

Dr. Olaf Schermeier
Allocation 2018	March 12, 2019	March 12, 2022	4,739
Allocation 2019	March 10, 2020	March 10, 2023	3,839
Total			8,578

William Valle
Allocation 2018	March 12, 2019	March 12, 2022	10,675
Allocation 2019	March 10, 2020	March 10, 2023	5,208
Total			15,883

Kent Wanzek
Allocation 2018	March 12, 2019	March 12, 2022	5,786
Allocation 2019	March 10, 2020	March 10, 2023	4,356
Total			10,142

Harry de Wit
Allocation 2018	March 12, 2019	March 12, 2022	4,642
Allocation 2019	March 10, 2020	March 10, 2023	4,305
Total			8,947

Overview of the stock options allocated under the LTIP 2011

						Development of the number in the Fiscal
						Year
				Number of
	Allocation	End of		allocated	Overall target	January 1,	Additions/	December 31,
	date	lifetime	Strike price	stock options	achievement	2021	reductions	2021
Members of the Management Board in office during the Fiscal Year
Rice Powell
Allocation 2014	July 28, 2014	July 18, 2022	49.93	74,700	100%	74,700	—	74,700
Allocation 2015	July 27, 2015	July 16, 2023	76.99	149,400	100%	149,400	—	149,400

Franklin W. Maddux, MD
Allocation 2014 (1)	July 28, 2014	July 18, 2022	49.93	15,000	100%	15,000	—	15,000
Allocation 2015 (1)	July 27, 2015	July 16, 2023	76.99	30,000	100%	30,000	—	30,000

Dr. Olaf Schermeier
Allocation 2013	July 29, 2013	July 19, 2021	49.76	37,350	25%	9,338	(9,338)	—
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	100%	37,350	—	37,350
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	100%	49,800	—	49,800

William Valle
Allocation 2015 (1)	July 27, 2015	July 16, 2023	76.99	30,000	100%	30,000	—	30,000

Kent Wanzek
Allocation 2015	July 27, 2015	July 16, 2023	76.99	69,720	100%	69,720	—	69,720

Former members of the Management Board
Michael Brosnan
Allocation 2013	July 29, 2013	July 19, 2021	49.76	37,350	25%	9,338	(9,338)	—
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	100%	37,350	—	37,350
Allocation 2015	July 27, 2015	July 16, 2023	76.99	74,700	100%	74,700	—	74,700

Roberto Fusté
Allocation 2013	July 29, 2013	July 19, 2021	49.76	37,350	25%	9,338	(9,338)	—
Allocation 2014	July 28, 2014	July 18, 2022	49.93	24,900	100%	24,900	—	24,900
Allocation 2015	July 27, 2015	July 16, 2023	76.99	59,760	100%	59,760	—	59,760

Dominik Wehner
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	100%	49,800	—	49,800

(1)	These allocations for Messrs. Franklin W. Maddux MD und William Valle were made prior to their respective appointments as members of the Management Board.

The following overview shows the temporal profile of the outstanding share-based compensation components already described in detail in the preceding tables and in the respective text sections.

(1) The temporal profile uses a simplified, schematic illustration of the allocations. The details can be found in the tables above and in the corresponding explanations in the text.

(2) The Share Based Award can be exercised after a period of three years from the allocation date.

Malus and clawback

Under the Compensation System 2020+, the supervisory board of the General Partner is entitled to withhold or reclaim variable compensation components in cases of a Management Board member’s misconduct or non-compliance with his duties or internal Company guidelines, considering the characteristics of the individual case. Within this framework, the supervisory board ensures that contractual provisions are in place determining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components.

In the Fiscal Year, there was no reason for the General Partner’s supervisory board to make use of these authorizations.

Compensation tables for the Management Board members in office during the Fiscal Year

The following tables show the individualized compensation awarded and due in the Fiscal Year to each member of the Management Board in office during the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017.

Under the new regime of section 162 AktG, no uniform practice has yet emerged on the question of the conditions under which compensation is to be regarded as “awarded.” The reporting logic underlying the following tables is therefore explained below in the interests of clarity and comprehensibility of the compensation report.

For the purposes of the following tables, compensation is deemed to have been “awarded in the fiscal year” if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. In the case of long-term variable compensation, this corresponds to the year in which it is paid out.

Based on this understanding, the short-term incentive is considered to have vested in the fiscal year and is shown in the following tables for the respective fiscal year in which the activity on which it is based was performed. This facilitates comparison of the performance of the members of the Management Board in a fiscal year with the performance of the Company in the same fiscal year and to enable the short-term incentive to be allocated on an accrual basis to the year in which the performance was performed. The columns for the year 2021 therefore contain the short-term incentive for the Fiscal Year that will not be paid out until 2022, and the columns for the year 2020 contain the short-term incentive for 2020 that was paid out in the Fiscal Year.

Compensation of the members of the Management Board in office during the Fiscal Year in € THOUS
	Rice Powell				Helen Giza
	Chairman and Chief Executive Officer				Chief Financial Officer
	Member of the Management Board				Member of the Management Board since November 1,
	since December 21, 2005 (1)				2019
	2021		2020 (2)		2021			2020 (2)
	Absolute	Ratio	Absolute	Ratio	Absolute		Ratio	Absolute		Ratio

Base salary	1,708		1,769		855			855
Fringe benefits	315		429		214	(3)		320	(3)
Total non-performance-based compensation	2,023	37%	2,198	29%	1,069		60%	1,175		58%
Short-term incentive	1,422	26%	1,734	23%	712		40%	839		42%
Long-term incentive	1,979	36%	3,710	49%	—		—%	—		—%
Allocation 2016 (Share Based Award)			659
Allocation 2017 (Share Based Award)	677
Allocation 2015 (Phantom Stock - LTIP 2011)			748
Allocation 2016 (LTIP 2016)			2,303
Allocation 2017 (LTIP 2016)	1,302
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	3,401		5,444		712			839
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	5,424		7,642		1,781			2,014
Pension expense
Total compensation including pension expense	5,424		7,642		1,781			2,014

	Franklin W. Maddux, MD						Dr. Katarzyna Mazur-Hofsäß
	Global Chief Medical Officer						Chief Executive Officer for Europe, Middle East and Africa (EMEA)
	Member of the Management Board since January 1, 2020						Member of the Management Board since September 1, 2018
	2021			2020 (2)			2021		2020 (2)
	Absolute		Ratio	Absolute		Ratio	Absolute	Ratio	Absolute	Ratio

Base salary	778			805			920		910
Fringe benefits	162			200			60		33
Total non-performance-based compensation	940		47%	1,005		34%	980	52%	943	47%
Short-term incentive	648		33%	790		27%	892	48%	1,050	53%
Long-term incentive	398		20%	1,154		39%	—	—%	—	—%
Allocation 2016 (Share Based Award)
Allocation 2017 (Share Based Award)
Allocation 2015 (Phantom Stock - LTIP 2011)				450	(4)
Allocation 2016 (LTIP 2016)				704	(4)
Allocation 2017 (LTIP 2016)	398	(4)
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	1,046			1,944			892		1,050
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	1,986			2,949			1,872		1,993
Pension expense							2,498
Total compensation including pension expense	1,986			2,949			4,370		1,993

Compensation of the members of the Management Board in office during the Fiscal Year in € THOUS
	Dr. Olaf Schermeier				William Valle
	Chief Executive Officer for Research and Development				Chief Executive Officer for North America (NA)
	Member of the Management Board since March 1, 2013				Member of the Management Board since February 17, 2017
	2021		2020 (2)		2021		2020 (2)
	Absolute	Ratio	Absolute	Ratio	Absolute	Ratio	Absolute		Ratio

Base salary	830		725		1,319		1,366
Fringe benefits	88		137		242		327
Total non-performance-based compensation	918	36%	862	28%	1,561	42%	1,693		38%
Short-term incentive	691	27%	711	23%	1,017	27%	1,414		32%
Long-term incentive	969	38%	1,469	48%	1,131	30%	1,295		29%
Allocation 2016 (Share Based Award)			226
Allocation 2017 (Share Based Award)	259				480
Allocation 2015 (Phantom Stock - LTIP 2011)							450	(5)
Allocation 2016 (LTIP 2016)			1,243				845	(5)
Allocation 2017 (LTIP 2016)	710				651
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	1,660		2,180		2,148		2,709
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,578		3,042		3,709		4,402
Pension expense	282		504		1,348		4,152
Total compensation including pension expense	2,860		3,546		5,057		8,554

	Kent Wanzek				Harry de Wit
	Chief Executive Officer for Global Manufacturing, Quality and Supply				Chief Executive Officer for Asia Pacific (AP)
	Member of the Management Board since January 1, 2010				Member of the Management Board since April 1, 2016
	2021		2020 (2)		2021			2020 (2)
	Absolute	Ratio	Absolute	Ratio	Absolute		Ratio	Absolute		Ratio

Base salary	791		792		760			735
Fringe benefits	158		212		331			327
Total non-performance-based compensation	949	37%	1,004	27%	1,091		39%	1,062		33%
Short-term incentive	658	26%	777	21%	779		28%	754		23%
Long-term incentive	947	37%	1,873	51%	944		34%	1,427		44%
Allocation 2016 (Share Based Award)			272					184
Allocation 2017 (Share Based Award)	296				234
Allocation 2015 (Phantom Stock - LTIP 2011)			449
Allocation 2016 (LTIP 2016)			1,152					1,243
Allocation 2017 (LTIP 2016)	651				710
Allocation 2020 (MB LTIP 2020)
Allocation 2021 (MB LTIP 2020)
Total variable compensation	1,605		2,650		1,723			2,181
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,554		3,654		2,814			3,243
Pension expense	470		474		548			619
Total compensation including pension expense	3,024		4,128		3,362	(6)		3,862	(6)

(1) The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2) Please note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). The plan terms of the Share Based Award and of the Phantom Stock entitle to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rates of the vesting date.

(3) The fringe benefits of Ms. Helen Giza include a payment of €200 THOUS for the Fiscal Year and a payment of €200 THOUS for the year 2020, which Ms. Helen Giza received in connection with her appointment to the Management Board.

(4) The award shown for Mr. Franklin W. Maddux, MD was made based on an allocation prior to his appointment as a member of the Management Board.

(5) The award shown for Mr. William Valle was made based on an allocation prior to his appointment as a member of the Management Board.

(6) The amounts as set out herein include all compensation for Mr. Harry de Wit in his function as a member of the Management Board and CEO for the region Asia-Pacific, respectively, and were partially awarded by a subsidiary of the Company.

Personal investment from variable compensation

In order to have the Management Board members adequately participate in the sustainable corporate development, the General Partner’s supervisory board decided in the Fiscal Year that the Management Board members – with their consent – would acquire shares in the Company for a portion of the short-term incentive paid out to them in the Fiscal Year for 2020 as well as for a portion of the long-term incentive allocated to them as members of the Management Board in 2018 under the LTIP 2016 and in 2019 under the MB LTIP 2019. The shares so acquired may only be sold by the relevant Management Board member after a period of three years from the date of acquisition has expired.

The relevant portion of the short-term incentive for which a Management Board member acquired shares in the Company from the payout of the short-term incentive depended on the relevant overall target achievement for 2020. The net amounts invested by the members of the Management Board in the Fiscal Year are as follows:

Personal Investment from the Net Short-Term Incentive for the year 2020
in THOUS	Amount	Currency
Rice Powell	598	$
Helen Giza	309	$
Franklin W. Maddux, MD	280	$
Dr. Katarzyna Mazur-Hofsäß	189	€
Dr. Olaf Schermeier	215	€
William Valle	324	$
Kent Wanzek	268	$
Harry de Wit	155	€

The relevant portion of the above-mentioned long-term incentive for which a member of the Management Board will acquire shares in the Company depends on the relevant overall target achievement under the LTIP 2016 (allocation in 2018) and under the MB LTIP 2019 (allocation in 2019). The amounts to be awarded from the aforementioned compensation components depend on the relevant overall target achievement and the stock market price of the Company’s share to be determined in accordance with the LTIP 2016 and the MB LTIP 2019. Accordingly, the specific amounts to be invested from the amounts received may only be determined in 2022 (for the allocation in 2018 under the LTIP 2016) and in 2023 (for the allocation in 2019 under the MB LTIP 2019). The members of the Management Board are intended to acquire the shares in the Company after the amounts to be invested have been determined. The investment of the amounts received under the MB LTIP 2020 in shares in the Company as provided for under the MB LTIP 2020 remains unaffected.

Already in 2019, the supervisory board of the General Partner had decided that the Management Board members – with their consent – would acquire shares in the Company on the stock exchange for a portion of their short-term incentive for 2018 in order to adequately reflect the business development in 2018. The shares so acquired may only be sold by the relevant Management Board member after a period of three years from the date of acquisition has expired.

The number of shares (including American Depositary Receipts (ADRs)) acquired by the members of the Management Board in the course of the aforementioned personal investments are shown in the following table, with two ADRs representing one share:

Information on the personal investment from the Short-Term Incentive

	Underlying	Date of the			Number of
	compensation	personal	End of the holding	Type of the equity	purchased equity
	component	investment	period	instruments	instruments

Members of the Management Board in office during the Fiscal Year
Rice Powell	Short-Term Incentive for the year 2018	March 7, 2019	March 7, 2022	ADRs	6,000
		March 8, 2019	March 8, 2022	ADRs	6,000
		March 11, 2019	March 11, 2022	ADRs	4,560
	Short-Term Incentive for the year 2020	March 12, 2021	March 12, 2024	ADRs	16,415
Helen Giza	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	ADRs	8,700
Franklin W. Maddux, MD	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADRs	8,000
Dr. Katarzyna Mazur-Hofsäß	Short-Term Incentive for the year 2018	March 8, 2021	March 8, 2024	Shares	1,205
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	Shares	3,295
Dr. Olaf Schermeier	Short-Term Incentive for the year 2018	February 26, 2019	February 26, 2022	Shares	3,550
	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	Shares	3,730
William Valle	Short-Term Incentive for the year 2018	March 5, 2019	March 5, 2022	Shares	4,000
	Short-Term Incentive for the year 2020	March 22, 2021	March 22, 2024	ADRs	8,850
Kent Wanzek	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	3,855
		March 1, 2019	March 1, 2022	Shares	509
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADRs	7,639
Harry de Wit	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	2,425
	Short-Term Incentive for the year 2018	February 24, 2021	February 24, 2024	Shares	2,650

Former member of the Management Board
Michael Brosnan	Short-Term Incentive for the year 2018	March 4, 2019	March 4, 2022	ADRs	8,350

Other benefits and commitments

The following information concern benefits and commitments to members of the Management Board within the meaning of section 162 para. 2 AktG and related disclosures.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the members of the Management Board by a third party in the Fiscal Year with regard to their activities as members of the Management Board, and compensation awarded to members of the Management Board for management activities or supervisory board mandates in companies of the Company’s group is offset against the compensation of the respective member of the Management Board. If the supervisory board of the General Partner resolves that compensation awarded to members of the Management Board for supervisory board activities outside the Company’s group shall be deducted in full or in part from the compensation of the respective member of the Management Board, this will be made transparent accordingly.

Pension commitments

The General Partner made individual, performance-based contractual pension commitments to the Management Board members Rice Powell, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier, William Valle, Kent Wanzek and Harry de Wit.

Each of the individual contractual pension commitments provides for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary. Management Board members who have been members of the Management Board for at least ten years at the time of conclusively ending active work have this entitlement after having reached the age of 63 (early retirement); in this case, the benefits are reduced by 0.5% for each calendar month that the Management Board member retires from active work before reaching the age of 65.

The retirement pension is based on 30% of the last base salary (for the Management Board members Rice Powell, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Kent Wanzek) or the 5-year average of the last base salaries (for the Management Board members William Valle and Harry de Wit) and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current retirement pensions increase according to statutory requirements (section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphan’s pensions and the surviving spouse’s pension, taken together, must not exceed 90% of the Management Board member’s pension claim. If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive, however the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

For explanation on the agreements the General Partner has entered into with the members of the Management Board who resigned from office as per the end of the Fiscal Year with regard to their pension commitments, please refer to the section “Agreements with members of the Management Board who resigned from office as per the end of the Fiscal Year.”

Additions to pension provisions in the Fiscal Year for the Management Board members in office on December 31 of the Fiscal Year amounted to €7,035 THOUS (2020: €4,082 THOUS). The development and status of the pension commitments pursuant to IAS 19 are shown in the following table:

Development and status of pension commitments
in € THOUS
	January 1, 2021	Additions	December 31, 2021 (1)

Rice Powell (2)	14,727	693	15,420
Helen Giza	—	—	—
Franklin W. Maddux, MD	—	—	—
Dr. Katarzyna Mazur-Hofsäß	—	2,498	2,498
Dr. Olaf Schermeier	2,000	366	2,366
William Valle	4,152	1,812	5,964
Kent Wanzek	5,196	1,029	6,225
Harry de Wit	2,259	637	2,896
Total:	28,334	7,035	35,369

(1)	The pension commitment of Messrs. Rice Powell, Willam Valle and Kent Wanzek is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0.88/$1 was applied.

(2)	The amounts shown for Mr. Rice Powell include vested benefits from his participation in employee pension plans of Fresenius Medical Care North America, which provide for payment of a retirement pension after having reached the age of 65 and the payment of reduced benefits after having reached the age of 55. In March 2002, the claims under the pension plans were frozen at the level then applicable.

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, the Management Board members Rice Powell, Helen Giza, Franklin W. Maddux MD, William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year; in this context, an amount of $8,700 (€7,356) (2020 (without Ms. Helen Giza): $8,550 (€7,486)) vested in the Fiscal Year in each case and were paid to the aforementioned members of the Management Board in January 2022. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with benefits of up to 50% of the annual payments.

Post-employment non-competition covenant

A post-employment non-competition covenant was agreed with all members of the Management Board. If such covenant becomes applicable, the members of the Management Board will receive, for a period of up to two years, non-compete compensation amounting to half of their respective annual base salaries for each year the non-competition covenant is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements concluded with the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the General Partner has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

All Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the relevant service agreement.

Agreements with members of the Management Board who resigned from office at the end of the Fiscal Year

As part of the transformation of the Company’s operating model, the Management Board members Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit resigned from office as per the end of the Fiscal Year and, hence, prior to the expiry of their terms that were originally agreed. However, they continue to bear responsibility for the company in management functions at group companies and contribute their expertise and many years of experience.

With regard to their resignation from the Management Board, the General Partner’s Supervisory Board has agreed with Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit in each case that they will be compensated in accordance with the provisions of their respective service agreement until the end of the Fiscal Year. In addition to the fixed compensation and fringe benefits, Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit receive short-term and long-term variable compensation components for the Fiscal Year based on the respective plan terms. The long-term incentive components allocated to them until end of the Fiscal Year are, in principle, exercisable and payable in accordance with the targets and due dates originally agreed upon on in the relevant plan terms.

The General Partner’s supervisory board has further agreed with Mr. Harry de Wit that the Performance Shares allocated to Mr. Harry de Wit in the Fiscal Year will not be forfeited under the conditions that his new employment relationship within the group regularly ends on December 31, 2023 and that he does not enter into any other service or employment relationship. Therefore, in deviation from the current plan terms, these Performance Shares can continue to vest; Mr. de Wit’s obligation to invest the proceeds received from these Performance Shares in shares of the Company does not apply.

For the period from January 1, 2022, Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit will receive compensation from the respective group company in accordance with their new employment agreements and will in principle no longer receive any compensation from the General Partner. The General Partner has only committed to grant the following benefits to Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit in connection with their resignation from the Management Board:

It was agreed with Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit in connection with their resignation from the Management Board that the pension commitments which were made to them with regard to their service agreements and under which they have accrued vested pension rights will be retained by the General Partner. As long as Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry are active for the group, they may accrue further benefits under these pension commitments until the date on which their respective service agreements, which were terminated early, would have regularly ended. In addition, Dr. Olaf Schermeier is entitled to retroactively replace the pension commitment granted by the General Partner with a defined contribution scheme, provided that the General Partner introduces such a scheme.

The General Partner has agreed with Mr. Harry de Wit to continue to bear the premiums for his existing life insurance policies until the regular termination date of his service agreement, which was terminated early, as long as he continues to exercise his function at the group company.

Furthermore, it was agreed with Dr. Schermeier that he will be reimbursed for the costs of legal advice he retained in connection with his resignation from the Management Board.

Further information

Compensation of the U.S. members of the Management Board, Rice Powell, Helen Giza, Franklin W. Maddux MD, William Valle and Kent Wanzek, was partly paid in the U.S. (in U.S. dollar) and partly in Germany (in euro). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the United States only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, the General Partner undertook to indemnify the Management Board members from claims asserted against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance is in place having a deductible that corresponds to the specifications under German stock corporation law.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to members of the Management Board in the Fiscal Year.

Former Management Board members’ compensation

Mr. Michael Brosnan was a member of the Management Board until the expiry of October 31, 2019. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan on the basis of his termination agreement received an amount equivalent to 30% of his former base salary, which was paid in the Fiscal Year. The compensation components allocated to Mr. Michael Brosnan under the LTIP 2011, the LTIP 2016, the MB LTIP 2019 and in the form of the Share Based Award are or were payable or exercisable in accordance with the terms and conditions of the respective plan. Since January 1, 2021, Mr. Michael Brosnan receives an annual non-compete compensation in the amount of $553 THOUS (€467 THOUS) per year for a period of two years. It was agreed with Mr. Michael Brosnan that he would be entitled to receive, from January 1, 2021 onwards, a retirement pension on the basis of the individual contractual pension commitment of the General Partner amounting to $405 THOUS (€342 THOUS) each year, which has already been described. The non-compete compensation is offset against the retirement pension. In the Fiscal Year, Mr. Michael Brosnan received fringe benefits in the form of tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and relocation supplements in the amount of in total €240 THOUS (2020: €225 THOUS). With regard to the definition of “awarded” compensation used in this Compensation Report, this results in a long-term incentive awarded to Mr. Michael Brosnan in the Fiscal Year in the amount of €651 THOUS. This total compensation awarded to Mr. Michael Brosnan in the Fiscal Year in the amount of €651 THOUS comprises 100% long-term variable compensation components.

Mr. Dominik Wehner was a member of the Management Board until the expiry of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from January 1, 2018 to March 31, 2022 that he would receive an annual base salary of €425 THOUS and an amount equivalent to 30% of his base salary, which is paid in the year following the applicable fiscal year. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €37 THOUS per year. The compensation components awarded or allocated to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in the form of the Share Based Award are or were payable or exercisable, as the case may be, on the relevant regular vesting date in accordance with the terms and conditions of the respective plan. After having reached the age of 65, Mr. Dominik Wehner will receive a company-funded retirement pension according to the General Partner’s individual contractual pension commitment described above. With regard to the definition of “awarded” compensation used in this Compensation Report, this results in a long-term incentive awarded to Mr. Dominik Wehner in the Fiscal Year in the amount of €908 THOUS. This total compensation awarded to Mr. Dominik Wehner in the Fiscal Year in the amount of €908 THOUS comprises 100% long-term variable compensation components.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 THOUS (2020: €274 THOUS) and fringe benefits in the form of relocation supplements in the amount of €43 THOUS (2020: €0 THOUS) in the Fiscal Year. With regard to the definition of “awarded” compensation used in this Compensation Report, the total compensation awarded to Mr. Roberto Fusté in the Fiscal Year amounts to €274 THOUS, which comprises 100% fixed compensation components.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 THOUS (2020: €355 THOUS) in the Fiscal Year. This total compensation awarded to Prof. Emanuele Gatti in the Fiscal Year in the amount of €355 THOUS comprises 100% fixed compensation components.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied as and as to how the compensation “awarded” in the Fiscal Year is defined, please refer to the respective aforementioned statements regarding the current Management Board members’ compensation.

Compensation of the members of the supervisory board

The supervisory board advises and monitors the management and is involved in the strategy and planning and in all matters of fundamental importance to the Company. In view of these tasks which carry a high degree of responsibility, the members of the supervisory board are intended to receive appropriate compensation, which also takes sufficient account of the time required to hold the supervisory board office. In addition, supervisory board compensation that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the supervisory board in the future. Thus, appropriate compensation of the supervisory board members contributes to the promotion of the business strategy and the long-term development of the Company.

The compensation of the members of the Supervisory Board and the General Partner’s supervisory board is set out in Article 13 of their respective Articles of Association. The members of the Supervisory Board receive compensation from the Company and the members of the General Partner’s supervisory board from the General Partner. The compensation paid to the members of the General Partner’s supervisory board and to the members of its committees is charged to the Company in accordance with Article 7 para. 3 of the Company’s Articles of association.

Approval of the compensation provided for in the Articles of Association by the general meeting

The Company’s Annual General Meeting of August 27, 2020 resolved to amend Article 13 of the Company’s Articles of Association and the compensation of the Supervisory Board set out therein with effect from January 1, 2021. In particular, the variable compensation component previously provided for in the Articles of Association was abolished with effect from January 1, 2021 and, in return, fixed compensation was increased and compensation for the Supervisory Board members’ activity on a committee was adjusted. At the same time, the general meeting approved the Supervisory Board’s compensation both applicable at that time and applicable since January 1, 2021 with a majority of more than 98% of the votes cast. The resolution of the Company’s general meeting on the Supervisory Board members’ compensation can be found on the Company’s website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

The General Partner’s annual general meeting of November 4, 2020 resolved to amend Article 13 of the General Partner’s Articles of Association and the General Partner’s supervisory board’s compensation set out therein accordingly with effect from January 1, 2021. This ensures that compensation of the Supervisory Board members on the one hand and the General Partner’s supervisory board members on the other hand will continue to be aligned with each other.

Unless otherwise indicated, the following statements therefore refer to compensation of both the Supervisory Board members and the General Partner’s supervisory board members.

Compensation as provided for in Article 13 of the Articles of Association

According to Article 13 of the respective Articles of Association, the members of the supervisory board receive fixed compensation, fringe benefits (comprising the reimbursement of expenses and insurance coverage) and, if they serve in committees of the supervisory board, compensation for these committee activities. If a fiscal year does not comprise a full calendar year, the compensation related to a full fiscal year is to be paid pro rata temporis.

In the Fiscal Year, the members of the supervisory board received compensation on the basis of and in accordance with Article 13 of the respective Articles of association in the version applicable in the Fiscal Year as follows:

Activities on the supervisory board

Each supervisory board member received fixed compensation of $160 THOUS (2020: $88 THOUS) for the full Fiscal Year, payable in four equal installments at the end of a calendar quarter. The chairman of the supervisory board received additional compensation of $160 THOUS (2020: $88 THOUS) and the vice chairman received additional compensation of $80 THOUS (2020: $44 THOUS), in each case for the full Fiscal Year.

Activities in committees

As a member of a committee, a supervisory board member additionally received $40 THOUS (2020: $44 THOUS for members of the Supervisory Board and $55 THOUS for members of the General Partner’s supervisory board) for the full Fiscal Year. A member of a committee who served as chairman or vice chairman of a committee additionally received $40 THOUS and $20 THOUS for the full Fiscal Year, respectively (2020: $22 THOUS and $11 THOUS, respectively), payable in identical installments at the end of a calendar quarter. No separate compensation was awarded to supervisory board members who were members of the Joint Committee of the Company or performed the functions of chairmen and vice chairmen. In accordance with Article 13e para. 3 of the Articles of Association of the Company, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Deduction and offset clauses

To the extent a member of the Supervisory Board at the same time is a member of the General Partner’s supervisory board and receives compensation for these activities, such compensation will be reduced by half. The same applies to the additional compensation paid to the chairman and the vice chairman of the supervisory board if a person performs this function on the Supervisory Board and the General Partner’s supervisory board at the same time. If the vice chairman of the Supervisory Board or the General Partner’s supervisory board at the same time is the chairman of the General Partner’s supervisory board or the Supervisory Board, he will not receive additional compensation for his activity as vice chairman. If a member of a committee of the Supervisory Board at the same time is a member of a committee of the General Partner’s supervisory board and receives compensation for these activities, these compensation payments will be offset against each other in the corresponding amount, provided that the committees have the same type of functions and competences.

Fringe benefits and insurance protection

Furthermore, members of the supervisory board are reimbursed for the expenses incurred in the exercise of their office, including the statutory value-added tax owed by them.

A Directors & Officers liability insurance in favor of the supervisory board members is in place, having a deductible corresponding to the specifications applying to management board members under German stock corporation law.

No variable compensation

With effect from January 1, 2021, the supervisory board’s compensation no longer includes any variable compensation components. The compensation awarded and due to the supervisory board members in the Fiscal Year exclusively comprises fixed compensation components.

Compensation awarded and due in the Fiscal Year

The compensation awarded and due in the Fiscal Year to the current and former members of the Supervisory Board and the General Partner’s supervisory board, including the amount charged by the General Partner to the Company, is shown in the following table:

Compensation awarded or due of the current and former members of the supervisory board (1)
in € THOUS
	Compensation for		Compensation for		Compensation for
	supervisory board		supervisory board		committee services		Compensation for
	activities for the		activities for the		for the General		committee services		Overall compensation
	General Partner		Company		Partner		for the Company		awarded or due
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Current members of the supervisory board
Dr. Dieter Schenk	71	39	212	116	78	127	46	26	407	308
Stephan Sturm (2)	283	154	—	—	141	111	—	—	424	265
Rolf A. Classon	71	39	141	77	56	106	130	58	398	280
Rachel Empey (3)	141	77	—	—	—	—	—	—	141	77
Gregory Sorensen, MD (4)	43	—	43	—	—	—	—	—	86	—
Dr. Dorothea Wenzel (5)	—	—	141	77	—	—	43	—	184	77
Pascale Witz (6)	43	—	98	77	—	—	46	74	187	151
Prof. Dr. Gregor Zünd (7)	—	—	141	77	—	—	—	—	141	77
Former members of the supervisory board
William P. Johnston (8)	27	39	27	39	41	116	21	48	116	242
Dr. Gerd Krick (9)	55	77	—	—	34	58	—	—	89	135
Total	734	425	803	463	350	518	286	206	2,173	1,612

(1)	Shown without VAT and withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.
(2)	Chairman of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.
(3)	Member of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.

(4)	Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. Gregory Sorensen, MD was appointed as a member of the supervisory board of the General Partner and of the Company as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
(5)	Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
(6)	Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Ms. Pascale Witz was appointed as a member of the supervisory board of the General Partner as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
(7)	Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
(8)	Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. William P. Johnston was a member of the supervisory board of the General Partner and of the Company only until May 20, 2021 and, therefore, received compensation payments to be set out herein until this date.
(9)	Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Dr. Gerd Krick was a member of the supervisory board of the General Partner only until May 20, 2021 and, therefore, received compensation payments to be set out herein until this date.

In the Fiscal Year, no compensation was awarded or due to supervisory board members who ceased to hold office prior to the beginning of the Fiscal Year.

Comparative presentation of the development of the compensation

The development of the compensation awarded and due to the current and former members of the Management Board as well as of the Supervisory Board and the General Partner’s supervisory board, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table.

Key indicators for the performance of the Company

For the purposes of a comparative presentation of the Company’s performance, in addition to the Company’s annual results for the year under German commercial law, which shows the Company’s earnings development, revenue and net income as well as operating income and return on invested capital (ROIC) are also used, each of which serve as key performance indicator of the group and as performance targets for the Management Board members’ variable compensation. See Item 5, “Operating and financial review and prospects — I. Performance management system.”

Information on the compensation awarded and due

In order to obtain a reasonable comparison between the individual years, the information contained in the following table on the compensation of the members of the Management Board and the respective supervisory board in 2017, 2018, 2019 and 2020 is reported in accordance with the reporting logic applied in the compensation tables in the section “Compensation tables for the Management Board members in office during the Fiscal Year.” The amounts disclosed for previous years therefore differ in some cases from the corresponding disclosures in the compensation reports for earlier fiscal years.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the figures relating to the Management Board members’ compensation are in principle determined at constant currency.

As disclosed in the compensation reports for the relevant fiscal years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects, including, without limitation, effects resulting from a change in the applicable accounting standards. For instance, the Company implemented IFRS 15 in 2018 and IFRS 16 in 2019. The initial application of each of these accounting standards has a material impact on some of the figures shown in the compensation comparison (revenue, net income, operating income, ROIC), making it more difficult to compare these figures for 2017 and 2018 to those for 2018 and 2019, respectively.

Consequently, there is only a limited degree of comparability between the figures relating to each fiscal year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

Compensation of the Management Board

In accordance with the respectively applicable plan terms, an award from the long-term variable compensation to the members of the Management Board is generally made no earlier than four (LTIP 2011, LTIP 2016 and MB LTIP 2019) or three (MB LTIP 2020, Share Based Award) years after the respective allocation. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

Compensation of the supervisory boards

The variable compensation component previously in place for the respective supervisory boards has been eliminated with effect from January 1, 2021 and, to compensate for this, the fixed compensation of the members of the respective supervisory boards has been increased in view of the significant increase in the scope of monitoring and advisory activities.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on a full-time equivalent basis at group companies worldwide in the respective fiscal year in order to enable reporting that is consistent with the corresponding figures from reports for previous years as well as the most comprehensive comparison possible over the entire comparative period.

Comparative presentation of the development of the compensation in € THOUS
	2021	Change	2020	Change	2019	Change	2018	Change	2017

Revenue	17,618,685	(1)%	17,859,063	2%	17,476,555	6%	16,546,873	(7)%	17,783,572
Operating income	1,852,290	(20)%	2,304,409	2%	2,269,558	(25)%	3,037,798	29%	2,362,439
Net income	969,308	(17)%	1,164,377	(3)%	1,199,619	(39)%	1,981,924	55%	1,279,788
ROIC	4.9%	(15)%	5.8%	(5)%	6.1%	(51)%	12.4%	44%	8.6%
Annual result according to the statutory financial statements of Fresenius Medical Care AG & Co. KGaA	1,737,017	228%	(1,357,242)	(301)%	676,709	172%	(937,906)	(216)%	811,510
Average employees' compensation	45.4	(2)%	46.2	2%	45.5	2%	44.6	(7)%	47.9

Members of the Management Board in office during the Fiscal Year
Rice Powell	5,424	(29)%	7,642	88%	4,060	(1)%	4,082	3%	3,968
Helen Giza	1,781	(12)%	2,014	185%	707	n.a.	—	n.a.	—
Franklin W. Maddux, MD	1,986	(33)%	2,949	n.a.	—	n.a.	—	n.a.	—
Dr. Katarzyna Mazur-Hofsäß	1,872	(6)%	1,993	4%	1,925	33%	1,447	n.a.	—
Dr. Olaf Schermeier	2,578	(15)%	3,042	42%	2,136	14%	1,868	8%	1,724
William Valle	3,709	(16)%	4,402	88%	2,345	(8)%	2,548	20%	2,120
Kent Wanzek	2,554	(30)%	3,654	77%	2,059	8%	1,911	(3)%	1,963
Harry de Wit	2,814	(13)%	3,243	91%	1,698	(3)%	1,745	—%	1,751
Former members of the Management Board
Michael Brosnan	651	(83)%	3,813	(16)%	4,561	107%	2,207	(7)%	2,361
Roberto Fusté	274	(87)%	2,157	245%	626	97%	317	(56)%	720
Prof. Emanuele Gatti	355	—%	355	—%	355	(51)%	729	70%	428
Dominik Wehner	908	(59)%	2,202	2,374%	89	(71)%	311	(92)%	3,737
Current members of the supervisory boards
Dr. Dieter Schenk	407	32%	308	4%	296	—%	296	5%	283
Stephan Sturm	424	60%	265	3%	257	(9)%	282	(4)%	295
Rolf A. Classon	398	42%	280	(2)%	285	(7)%	305	(3)%	314
Rachel Empey	141	83%	77	(3)%	79	(45)%	143	186%	50
Gregory Sorensen, MD	86	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Dr. Dorothea Wenzel	184	139%	77	71%	45	n.a.	—	n.a.	—
Pascale Witz	187	24%	151	9%	139	(3)%	143	(4)%	149
Prof. Dr. Gregor Zünd	141	83%	77	(3)%	79	216%	25	n.a.	—
Former members of the supervisory boards
William P. Johnston	116	(52)%	242	(1)%	245	(18)%	300	(4)%	313
Dr. Gerd Krick	89	(34)%	135	(2)%	138	(42)%	239	(26)%	323

Outlook for compensation-related changes

The company has started the realignment of its operating model in 2022 as part of the “FME25” program which is to be concluded in 2023. As of this point in time, the Company will operate with a significantly simplified structure of only two global segments in the future - Care Enablement and Care Delivery. This also leads to changes in the composition of the Management Board and in the allocation of responsibilities among the members of the Management Board remaining in office.

The members of the Management Board Dr. Olaf Schermeier (previously Management Board member for Research and Development), Mr. Kent Wanzek (previously member of the Management Board for Global Manufacturing, Quality and Supply) and Mr. Harry de Wit (previously member of the Management Board for Asia-Pacific) have agreed to retire from the Management Board of the Company already at the end of the Fiscal Year in the course of the implementation of FME25. However, they will continue to work for the company in other leading functions.

Pursuant to the allocation of responsibilities for the members of the Management Board implemented as of January 1, 2022, Dr. Katarzyna Mazur-Hofsäß (previously member of the Management Board for Europe, Middle East and Africa) is responsible for the new Care Enablement business segment and Mr. William Valle (previously member of the Management Board for North America) for the new Care Delivery business segment. Mr. Rice Powell remains Chairman of the Management Board and CEO and Mr. Franklin W. Maddux, MD, continues to be Global Chief Medical Officer, respectively. Ms. Helen Giza has assumed the position as Chief Transformation Officer in addition to her role as Chief Financial Officer.

The elimination of Management Board functions with regional responsibility results in changes for the short-term incentive for the year 2022: For all members of the Management Board this will be exclusively measured on the basis of performance targets measured at group level in accordance with the Compensation System 2020+ and no longer also partly on the basis of performance targets measured at regional level. This is also in line with the aim of FME25 to simplify and globally focus the operational model.

The company is aware of its responsibility for environmental, social and governance (ESG) aspects. Already in 2020, the supervisory board has provided for a sustainability target in the short-term incentive of the members of the Management Board under the Compensation System 2020+. In 2022, the supervisory board will consider introducing an additional performance target for the long-term variable remuneration for the members of the Management Board, which will provide an additional incentive to secure the strong ESG commitment and will reward the promotion of ESG aspects in the interest of the Company.

The supervisory board intends to submit the corresponding amendment to the Compensation System 2020+ and any further adjustments to the Compensation System 2020+ in view of FME25 for approval to the Annual General Meeting of the Company in May 2023 following the required thorough review.

C.	Board practices

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, senior management and employees – Directors and senior management,” above. For information regarding certain compensation payable to certain former members of the General Partner’s Management Board after termination of employment, see Item 6.B, “Directors, senior management and employees – Compensation – Former Management Board members’ compensation.” For information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective resignations from the Management Board effective December 31, 2021, see Item 6.B, “Directors, senior management and employees – Compensation – Management Board members’ compensation in the Fiscal Year — Other benefits and commitments — Agreements with members of the Management Board who resigned from office at the end of the Fiscal Year.” The compensation system was approved by the ordinary general meeting of the Company on August 27, 2020 and the compensation to be granted to the members of the Management Board is determined by the full supervisory board of Management AG. It is assisted in these matters, particularly in the evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Dieter Schenk (Vice Chairman), and Rolf A. Classon.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman), Pascale Witz (Vice Chairman), and Dr. Dorothea Wenzel, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE

Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing FMC-AG & Co. KGaA’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control systems;
•	overseeing the independence and performance of FMC-AG & Co. KGaA’s outside auditors
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

In 2005, we established a joint committee (the “Joint Committee”) (Gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Stephan Sturm and Rachel Empey. The two members from our Supervisory Board are Dr. Dorothea Wenzel and Rolf A. Classon. The Joint Committee advises on and approves certain extraordinary management measures, including:

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

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Dr. Dieter Schenk (Chairman), Rolf A. Classon (Vice Chairman) and Dr. Dorothea Wenzel.

The supervisory board of our General Partner, Management AG, was, until May 20, 2021, supported by a Regulatory and Reimbursement Assessment Committee, whose members were William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), and Dr. Dieter Schenk. The primary function of this committee was to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through reviewing and analyzing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis and other services. In the U.S., these reimbursement regulations are mandated by the HHS and CMS for dialysis and other services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis and other treatments.

Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman) and Dr. Dieter Schenk (Vice Chairman).

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance.”

D.	Employees

At December 31, 2021, we had 122,909 employees (full-time equivalents) as compared to 125,364 at December 31, 2020, and 120,659 at December 31, 2019. For further information on the movement in employees, see Item 5, “Operating and financial review and prospects — III. Results of operations, financial position and net assets,” above. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	December 31,	December 31,	December 31,
	2021	2020	2019
North America Segment
Health care services	55,825	56,554	55,611
Health care products	4,957	6,371	4,867
	60,782	62,925	60,478
EMEA Segment
Health care services	16,670	16,964	16,298
Health care products	3,486	3,862	3,805
	20,156	20,826	20,103
Asia-Pacific Segment
Health care services	9,419	9,416	9,296
Health care products	2,347	2,568	2,540
	11,766	11,984	11,836
Latin America Segment
Health care services	10,369	10,325	9,224
Health care products	1,283	1,315	1,245
	11,652	11,640	10,469

Corporate (1)	18,553	17,989	17,773
Total Company	122,909	125,364	120,659

(1)	Including the divisions Global Manufacturing, Quality and Supply, Global Research and Development as well as Global Medical Office.

We are members of the Chemical Industry Employers Association (“IGBCE”) for most of our sites in Germany and we are bound by collective agreements negotiated by the employer’s association with the respective union representatives of the IGBCE. These collective bargaining agreements cover all so-called ‘‘tariff’’ employees. In Germany, we engage in a social dialogue as well as in information and consultation procedures with our works councils in good faith; and we apply various shop agreements on workplace-related issues that are aligned with our works councils.

We are committed to complying with applicable information and consultation requirements with other employee representative bodies, as per local law and practice. Our European workforce is represented by Fresenius SE’s European Works Council.

We apply industry-wide collective bargaining agreements, union agreements and labor agreements in many European countries as well as in some of our locations in the Asia-Pacific Segment, the Latin America Segment, and in Mexico and the U.S to a lesser extent. During 2021 and the prior two fiscal years, we have not suffered any protracted labor-related work disruptions.

E.	Share ownership

As of December 31, 2021, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item 6.B, “Directors, senior management and employees – Compensation” for information regarding share-based compensation, including the grants of cash-settled performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, stock option and other share based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in this report.

Item 7.Major shareholders and related party transactions

A.	Major shareholders

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the SEC or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt (“ADR”) form, we, despite a right to request depositaries to disclose corresponding information, face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the SEC, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or “MAR”), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €20,000. Persons discharging managerial responsibilities include, inter alia, the members of management as well as supervisory boards.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold). For threshold notifications furnished to us by third parties please see note 17 in the notes to the consolidated financial statements included in this report.

We have been informed that as of February 15, 2022, Fresenius SE owned 94,380,382 shares, or 32.2% of our outstanding shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, “Corporate governance – Supervisory Board.” Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

On November 24, 2021, Dodge & Cox, San Francisco, California, U.S., also with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.01% of the voting rights of FMC-AG & Co. KGaA were held as of November 22, 2021.

On October 29, 2021, Harris Associates L.P., Wilmington, Delaware, U.S., also with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.00% of the voting rights of FMC-AG & Co. KGaA were held as of October 27, 2021.

On October 26, 2021, Harris Associates Investment Trust, Boston, Massachusetts, U.S., disclosed pursuant to Section 33 of the WpHG that 3.01% of the voting rights of FMC-AG & Co. KGaA were held as of October 21, 2021.

On December 18, 2020, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., also on behalf of attributed subsidiaries, disclosed pursuant to Sections 33, 34 of the WpHG that 3.07% of the voting rights of FMC-AG & Co. KGaA were held as of December 14, 2020.

On April 2, 2020, BlackRock, Inc., Wilmington, Delaware, U.S., (“BlackRock”) also on behalf of attributed subsidiaries, disclosed pursuant to Sections 33, 34 of the WpHG that 3.12% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.32% of the voting rights of FMC-AG & Co. KGaA were held as of March 30, 2020.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2021, 34,537,770 ADRs were held of record by 2,473 U.S. holders. Exhibit 2.1, “Description of Securities,” provides additional information regarding our ADRs and ADSs.

Security ownership of certain beneficial owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has, despite a right to request depositaries to disclose corresponding information, difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius-Stiftung owns approximately 26.62% of the Fresenius SE ordinary shares. See Item 7.B, “Related party transactions – Other interests,” below.

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

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and
•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real property leases

For information with respect to our principal properties, see “Item 4.D. Property, plant and equipment.” For discussion of related party leases, see note 5 of the notes to the consolidated financial statements included in this report.

Trademarks

Fresenius SE continues to own the name “Fresenius” and several marks containing “Fresenius” (hereinafter referred to as “Fresenius Marks”). Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as “D-GmbH”), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Marks” as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the “Fresenius Marks” in the former National Medical Care non-renal business if it is used as part of a trademark containing the words “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services.”

We and our affiliates have the right to use “Fresenius Marks” in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. Fresenius SE will not use or license third parties to use the Fresenius Marks in the renal business worldwide and will not use the Fresenius Marks alone or in combination with any other words in the US and Canada, except in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business.

Services agreements and products

For information on our services agreements and products, please see note 5 of the notes to the consolidated financial statements included in this report.

Financing

For information on our related party financing arrangements, please see note 5 of the notes to the consolidated financial statements included in this report.

Key management personnel

For information on transactions involving our key management personnel, please see note 5 of the notes to the consolidated financial statements included in this report.

Settlements with former directors

For information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective resignations from the Management Board effective December 31, 2021, see “Item 6.B, “Directors, senior management and employees – Compensation – Management Board members’ compensation in the Fiscal Year — Other benefits and commitments — Agreements with members of the Management Board who resigned from office at the end of the Fiscal Year.”

General Partner reimbursement

For information on General Partner reimbursement please see, Item 16G, “Corporate Governance – The legal structure of FMC-AG & Co. KGaA” below as well as note 5 of the notes to the consolidated financial statements included in this report.

Item 8.Financial information

The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.Legal and regulatory matters

The information in note 22 of the notes to the consolidated financial statements of this report is incorporated by this reference in response to this item.

8.A.8.Dividend policy

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year’s balance sheet profit (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity. In 2022, we will propose a dividend for 2021 that focuses on the continuity of historical payments as we believe that the mid- to long-term fundamental drivers of our business and growth are unchanged, despite the unprecedented effects of the COVID-19 pandemic.

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

	2021	2020	2019

Per share amount	€1.34	€1.20	€1.17

For the proposed dividend for 2021 payable in 2022, see Item 5. IV. “Operation and financial review and prospects–Financial position – Net cash provided by (used in) financing activities.”

Except as described herein, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. For additional information regarding the distribution of dividends to ADS holders, see part D. “American Depositary Shares,” in the “Description of Securities” filed as Exhibit 2.1 to this report. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation.”

Item 9.The offer and listing

The information required by Items 9.A.3, 9.A.5 and 9.A.6 is incorporated herein by reference to Exhibit 2.1 to this report.

A.4. and C. Information regarding the trading markets for and price history of our stock

Trading markets

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The Ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006 under the symbol FME.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports, in both German and English; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 40 major German stocks (increased from 30 companies in September 2021). Both FMC-AG & Co. KGaA and Fresenius SE are included in the DAX®.

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between

9:00 a.m. and 5:30 p.m. CET. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (BaFin), an independent federal authority, is responsible for the general supervision of securities trading pursuant to the provisions of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council (Market Abuse Regulation or “MAR”), the WpHG and other applicable laws.

Trading on the New York Stock Exchange

ADSs representing the Ordinary Shares of Fresenius Medical Care AG had been listed on the NYSE since October 1, 1996. Trading in the ADSs representing the Ordinary Shares of FMC-AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio of our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the “Depositary”).

Item 10.Additional information

B.	Articles of Association

General information regarding our share capital

As of February 15, 2022, our share capital consists of 293,004,339 outstanding bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in. On August 27, 2020, the Company conducted its 2020 AGM, at which the shareholders of the Company approved resolutions on the cancellation of the existing authorized capital and the creation of new authorized capital including the possibility of the exclusion of subscription rights, and on corresponding amendments to Article 4 (3) and (4) of the Articles of Association of the Company.

The authorization to repurchase our shares granted by our AGM in 2016 expired in May 2021. On May 20, 2021, our AGM renewed the authorization for a period of five further years, expiring on May 19, 2026. We do not currently hold any treasury shares. See note 17 of the notes to the consolidated financial statements included in this report.

B.2	Certain provisions relating to directors

Our Articles of Association do not contain any provisions with respect to the power of a member of the Supervisory Board or the Management Board to vote on a proposal, arrangement or contract in which he or she is materially interested, their power to vote compensation to themselves or any members of the Supervisory Board or the Management Board, borrowing powers exercisable by the board members, or their retirement or non-retirement under an age limit requirement. The Supervisory Board, however, itself set an age limit for members of the Supervisory Board and Management Board by way of resolution in November 2020. See Item 6.A., "Directors, senior management and employees - Directors and senior management - The General Partner's Management Board" and "- The Supervisory Board of FMC-AG & Co. KGaA." Transactions in which a related party of the Company (which includes members of the Management Board and the Supervisory Board) is interested are required to be entered into at market conditions. Such transactions may be subject to review by the Supervisory Board and, in certain cases, by the Joint Committee of the Company. See Item 6.C, “Directors, senior management and employees – Board practices.” The compensation of members of our Supervisory Board is fixed by the Articles of Association. The General Partner’s supervisory board, assisted by the Human Resources Committee of that board, is responsible for determining the compensation of members of the Management Board. See Item 6B, “Directors, senior management and employees –

Compensation” and Item 6.C, “Directors, senior management and employees — Board practices.” The Articles of Association do not require ownership of our shares for director qualification. The long-term performance-based compensation component of the compensation system for the Management Board includes a share ownership requirement.

B.5	Provisions relating to shareholder meetings

The Articles of Association provide that a general meeting is to be called at least thirty days prior to the day of the general meeting (excluding the call date and the meeting date), unless a shorter period is permitted by law. This notice period shall be extended by the days of the period for registration, i.e. the six days prior to the general meeting, unless a shorter period is provided in the meeting invitation, excluding the meeting date and the date that registration is received. Under the Articles of Association, the general meeting shall be held at the place where the Company’s registered office is located, in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located. Only shareholders who have registered and provided evidence of their entitlement to exercise shareholder rights are entitled to attend and vote at the general meeting. As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required.

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

For information regarding certain of our material contracts, see “Item 7.B. Major shareholders and related party transactions – Related party transactions.” For a description of our stock option plans, see “Item 6.E. Directors, senior management and employees – Share ownership – Options to purchase our securities.” For a description of our Syndicated Credit Facility, our Amended 2012 Credit Agreement (prior to its termination in July 2020) and our agreements relating to our long-term and short-term indebtedness, see note 13 and note 14 of the notes to the consolidated financial statements included in this report.

D.	Exchange controls

Exchange controls and other limitations affecting security holders.

At the present time, Germany, in principle, does not restrict the export or import of capital. However, certain restrictions on transactions based on so-called “restrictive measures”, i.e. sanctions, international embargoes or terror prevention resolutions concerning for example but not limited to the People’s Republic of Korea, Russia, Crimea/Sevastopol or Syria are in place. Restrictions of this nature are adopted at the EU level and, where required, implemented by the German national authorities. Furthermore, the Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the voting rights in a German company by a person or company with residency outside of the EU and the European Free Trade Area if such acquisition constitutes a likely impairment of the public security or order. This threshold has recently been lowered to 20% for investments in further defined companies being active in various sectors deemed particularly important (e.g. development of personal protective equipment, vaccines, medicinal products, in-vitro diagnostics), and 10% for investments in further defined companies e.g. constituting critical infrastructures, providing software for these critical infrastructures or being active in other sectors deemed essential per se (e.g. media, certain IT security functions). Such threshold of 10% applies as well to the so-called sector-specific review (including acquisitions by non-German persons and companies) concerning, in particular, German defense companies. The relevant provisions are also applicable to other means of acquisitions, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain exceptions (e.g. payments for the import, export or transfer of goods), any payment received from/for account of or made to/for account of an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). Specific reporting requirements apply if reports must be lodged for transit trade transactions (relating, inter alia, to the designation of the good) and in case the resident operates a maritime shipping company. In addition, residents (excluding natural persons, monetary financial institutions, investment stock corporations and capital management companies regarding the claims and liabilities of their investment funds) must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 M at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, in principle, residents must report yearly the value (Stand) of the assets (Vermögen) (i) of non-resident companies in which either 10% or more of the shares or of the voting rights in a company are to be attributed to the resident, (ii) of non-resident companies if more than 50% of the shares or of the voting rights are to be attributed to one or more non-resident companies which are controlled by the resident, and (iii) of the resident’s non-resident branch offices and permanent establishments of a domestic company, and the assets which are ascribed to foreign branches and permanent establishments of a foreign company which fulfills the conditions mentioned under (ii). Likewise, equivalent to the conditions described with regard to assets of German residents abroad, residents must report yearly the value of the assets of foreigners in Germany.

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

This summary is based on the current tax laws of Germany and the U.S., including the current “Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes”, as amended through the 2006 Protocol to the conventions which entered into force on December 28, 2007 (the “Treaty”). The 2006 Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income became effective on January 1, 2008.

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

Tax treatment of dividends

Dividend distributions by German corporations paid to resident and non-resident shareholders are generally subject to dividend withholding tax at a rate of 25% (plus solidarity surcharge). The tax withholding obligation in general applies regardless of whether and, if so, to what extent the dividend is exempt from tax at the shareholder’s level.

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

Taxation of capital gains

If the shares are not held as business assets of a domestic business, capital gains realized by a non-German holder are only taxable in Germany if the disposing holder holds (or has held at any time in the last five years) 1% or more of the Company’s stated capital. Under the Treaty, a U.S. Holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

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

U.S. Holders must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to their last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the Internal Revenue Service (“IRS”) website at www.irs.gov.

German Gift or Inheritance Tax; Other German taxes

The transfer of ADSs to another person by way of gift or inheritance is generally subject to German gift or inheritance tax only if (i) the decedent, the donor, the heir, donee or any other beneficiary maintained a domicile or his/her habitual abode in Germany, or has its place of management or statutory seat in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain their domicile nor have their habitual abode in Germany), (ii) the ADSs were held by the decedent or donor as part of business assets for which a permanent establishment or other fixed place of business was maintained in Germany or for which a permanent representative in Germany had been appointed, or (iii) the decedent or donor, at the time of the inheritance or gift, held either individually or collectively with related parties, directly or indirectly, at least 10% of the Company’s registered share capital.

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

United States taxation

The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs by a U.S. Holder (as defined below) who holds ADSs as capital assets for tax purposes, based on the Internal Revenue Code of

1986, as amended (the “Code”), IRS rulings and pronouncements, judicial decisions, and income tax treaties to which the U.S. is a party, all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, this discussion does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, traders that have elected the “mark-to-market” method of accounting, a U.S. expatriate within the meaning of Sections 877 or 877A of the Code, tax-exempt entities (including a private foundation, an “individual retirement account” or a Roth IRA), persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs being taken into account in an applicable financial statement, persons who directly, indirectly, or constructively own 10% or more, by vote or value, of the equity of the Company, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, and financial institutions and dealers in securities. Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax, or state and local tax consequences of the acquisition, ownership or disposition of ADSs. U.S. Holders should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing of ADSs.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the U.S.; (2) a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ADSs.

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

Tax treatment of distributions

Subject to the discussion below under “Passive Foreign Investment Company considerations,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any German withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of the Company’s current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the remainder will be taxed as capital gain. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at preferential rates applicable to long-term capital gains (the maximum rate which under current law is 20%), rather than the higher rates of tax generally applicable to items of ordinary income, provided that the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date and certain other requirements are met. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. Provided (i) the ADSs of the Company are readily tradable on the NYSE (or certain other stock exchanges) or the Company qualifies for benefits under the Treaty and (ii) the Company was not, in the taxable year prior to the year in which the dividend was paid, and is not, in the taxable year in which the dividend is paid, a passive foreign investment company (discussed below), the Company will be treated as a qualified foreign corporation for this purpose. This reduced rate will not be available in all situations, and U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

For U.S. federal income tax purposes, U.S. Holders are subject to tax on dividends paid by German corporations, which may qualify for a foreign tax credit for certain German income taxes paid. A corporate U.S. Holder will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Subject to certain complex limitations, any German tax withheld from distributions in accordance with the Treaty will generally be deductible or creditable against your U.S. federal income tax liability. Any dividends will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced tax rate applicable to qualified dividend income and denominator of which is the highest tax rate normally applicable to dividends. However, such foreign tax credit may be disallowed if the U.S. Holder held such ADSs or equity shares for less than a minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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

Sales, exchange or other disposition of ADSs

Subject to the discussion below under “Passive foreign investment company considerations”, upon a sale, exchange, or other disposition of the ADSs, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs exceeds one year. Individual U.S. Holders are generally taxed at a preferential rates on long-term capital gains (the maximum rate which under current law is 20%). The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any German tax imposed on a sale or other disposition of ADSs.

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

Passive Foreign Investment Company considerations

Special adverse U.S. federal income tax rules apply to U.S. Holders owning shares of a Passive Foreign Investment Company (“PFIC”). In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

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

Tax on net investment income

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gain from the sale, exchange or other disposition of their ADSs.

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

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Holders other than U.S. Holders are generally not subject to backup withholding. However, such a non-U.S. Holder may be required to provide a certification (generally on IRS Form W-8BEN or W-8BEN-E) of its non-U.S. status in connection with payments received in the U.S. or through a U.S.-related financial intermediary in order to establish its exemption from backup withholding.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including debt or ordinary shares of a non-U.S. corporation that are held for investment and not held in an account maintained by a financial institution whose aggregate value exceeds certain thresholds during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close before such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules.

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

We file periodic reports and information with the SEC. You may obtain copies of these reports without charge from the Internet site maintained by the SEC, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov. You can also obtain copies of these reports from our own website, www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered part of this report, except as expressly set forth herein.

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

We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in our reports are prepared in conformity with IFRS as issued by the IASB. Our annual and quarterly reports to our shareholders are posted under “News & publications” on the “Investors” page of our website at http://www.freseniusmedicalcare.com.

We will also furnish the ADR depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders, as well as certain “Supplemental Information” that we furnish to ADR holders pursuant to our Pooling Agreement (see Item 16G, “Corporate Governance — Description of the pooling agreement.” The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports and communications, together with the governing instruments affecting our shares and any amendments thereto. Such documents are also available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary.

Documents referred to in this report which relate to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

Item 11.Quantitative and qualitative disclosures about market risk

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

The information required by this Item is contained in note 23, of the notes to the consolidated financial statements included in this report and is incorporated by this reference in response to this Item. We also enter in non-speculative derivative contracts to hedge these risks which are also discussed in detail in note 23. Additional information related to interest rates is discussed in note 14 of the notes to the consolidated financial statements included in this report.

Additional factors

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, “Key information – Risk factors.” Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement rates

Approximately 27% of our worldwide revenue for 2021 was for services rendered to patients covered by Medicare’s ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company’s revenues, profitability and financial condition. See Item 4.B, “Information on the Company – Business overview – Regulatory and legal matters – Reimbursement” and “– Health care reform “ and Item 5, “Operating and financial review and prospects - II. Financial Condition and Results of Operations - Significant U.S. Reimbursement Developments.”

We also obtain a significant portion of our revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products. See Item 3.D, “Key information – Risk factors.”

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

Item 12.Description of securities other than equity securities

D.	American depositary shares

Items 12A, 12B and 12C are not applicable to the Company. The information required by Items 12.D.1 and 12.D.2 is incorporated herein by reference to Exhibit 2.1 to this report. The description of our American Depositary Shares contained in Exhibit 2.1 is qualified in its entirety by reference to the complete text of the Deposit Agreement, which is available on the SEC website, www.sec.gov.

D.3.	Fees and expenses

Under the Amended and Restated Deposit Agreement dated as of February 14, 2022, between the Company and The Bank of New York Mellon, as depositary, ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

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

•

any other charge payable by any of the depositary or the custodian, any of the depositary’s or custodian’s agents, or the agents of the depositary’s or custodian’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

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

Under the fee agreement between us and The Bank of New York Mellon, the depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program’s continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and legal fees. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2021, we received from the depositary €0.5 M in aggregate payments for such fees and expenses.

Part II

Item 13.    Defaults, dividend arrearages and delinquencies

None.

Item 14.    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15A.    Disclosure controls and procedures

The Company’s management, including the members of the Management Board of our general partner performing the functions of Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2021. Based on such evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2021, the Company’s disclosure controls and procedures were effective.

Item 15B.    Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the members of the Management Board of our general partner performing the functions of Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that the Company’s transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by COSO as of December 31, 2021. Based on such assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2021 was effective.

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

Item 15C.    Attestation report of the independent registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2021, has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-2.

Item 15D.    Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

For information regarding our non-prosecution agreement with the DOJ and the separate agreement with the SEC to resolve the government allegations against us concerning conduct that might violate the FCPA or other anti-bribery laws, and our related investments in compliance and financial controls, see note 22 of the notes to our consolidated financial statements included in this report.

Item 16A.    Audit committee financial expert

Our Supervisory Board has determined that each of Mr. Rolf A. Classon, Dr. Dorothea Wenzel and Ms. Pascale Witz qualifies as an audit committee financial expert and is “independent” as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of ethics

On October 14, 2020, we adopted a revised Code of Ethics and Business Conduct (the “Code”). As adopted, the revised Code applies to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees.

A copy of our Code of Business Conduct is available on our website under “About Us – Responsibility” at: https://www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

Item 16C.    Principal accountant fees and services

At the AGM held on May 20, 2021, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2021 fiscal year, for the potential review of interim financial information for fiscal year 2021 prepared after the AGM in 2021 and as auditor for the potential review of interim financial information for fiscal year 2022 prepared prior to the AGM in 2022. At the AGM held on August 27, 2020, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2020 fiscal year, for the potential review of interim financial information for fiscal year 2020 prepared after the AGM in 2020 and as auditor for the potential review of interim financial information for FY 2021 prepared prior to the AGM in 2021. KPMG served as the Company’s independent auditors for fiscal years through and including the year ended December 31, 2019.

For the fees billed by our principal accountants for the last three years, comprising audit fees, audit related fees, tax fees and other fees, see note 29 of the notes to the consolidated financial statements included in this report.

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

The Supervisory Board’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors. The catalog also provides for additional approval requirements based on fee amount.

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

During 2021, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $180 THOUS (€152 THOUS).

Item 16D.    Exemptions from the listing standards for audit committees

Not applicable.

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

Please see note 17 of the notes to the consolidated financial statements included in this report for information on our share buy-back programs and subsequent retirement of these shares. The repurchase programs disclosed in note 17 were terminated on the last day that purchases for the applicable program were made. The Company did not repurchase any shares pursuant to the authorization granted by our AGM in 2016 after April 2020, and the authorization expired in May 2021. On May 20, 2021, our AGM renewed the authorization for a period of five further years, expiring on May 19, 2026. The Company has not made any share repurchases under the current authorization granted by the resolution of the Company’s AGM on May 20, 2021.

Item 16F.    Change in registrant’s certifying accountant

There was no change in the Company’s independent accountants during 2021.

KPMG, which served as the Company’s independent accountants for fiscal years through and including the year ended December 31, 2019, declined to stand for re-election upon completion of their audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019. At our AGM on August 27, 2020, our Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee, proposed the appointment of PwC to serve as our independent accountants for 2020, thereby succeeding KPMG as the principal auditor. PwC remained our independent accountants for 2021.

The remaining information with respect to the change in our certifying accountant was “previously filed’ (within the meaning of Rule 12b-2 under the Exchange Act) in our Annual Report on Form 20-F for the year ended December 31, 2020.

Item 16G.    Corporate governance

Introduction

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the Compensation System 2020+ for our Management Board was adopted subject to, and was approved by, our AGM on August 27, 2020. The Compensation System 2020+ is also reviewed by an independent external compensation expert as amendments to the system are made. A convenience translation of our Compensation Report for 2021 is included in this Form 20-F. See Item 6.B, “Directors, senior management and employees – Compensation – Compensation of the Management Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a “Compensation Discussion and Analysis,” as well as a proposal for disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance issued in 2015) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law, and we disclose the compensation paid to members of the Management Board, the Supervisory Board and the supervisory board of the General Partner in our Compensation Report. See Item 6.B, “Directors, senior management and employees – Compensation.” In 2015 the SEC also issued its proposed compensation “clawback” rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. The proposal received extensive comments from issuers and participants in the securities markets. It has not been withdrawn and in October 2021, the SEC reopened the public comment period for the proposal. If the SEC’s proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Under the terms and conditions of our LTIP 2016 plan, our MB LTIP 2019 plan and our MB LTIP 2020 plan, and the employment contracts concluded with the members of the Management Board, the Company is entitled to reclaim previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner.

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

Management and oversight

The management structure of FMC-AG & Co. KGaA is illustrated as follows:

Fresenius SE & Co. KGaA
Outside Shareholders
Election
Election
Supervisory Board of Management AG
Supervisory Board of Fresenius Medical Care AG &Co. KGaA
32.2% shares (approx)
67.8% shares (approx)
100% shares
Appointment/ Monitoring and/or Dismissal of Management Board of Management AG
Monitoring
Management AG
Management
Fresenius Medical Care AG & Co. KGaA

General Partner

Management AG, as our sole General Partner, conducts the business of FMC-AG & Co. KGaA and represents it in external relations. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €3.0 M. The General Partner receives annual compensation amounting to 4% of its capital for assuming liability as the general partner and the management of FMC-AG & Co. KGaA as well as reimbursement for all outlays in connection with conducting the business of the Company, including the remuneration of members of the General Partner’s Management Board and its supervisory board. See “The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company,” below.

The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding certain resolutions adopted by the KGaA’s general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See “General meeting”, below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints, supervises and consults the members of the Management Board of Management AG, who act for the General Partner in conducting the company’s business in accordance with the rules of procedure adopted by the General Partner’s supervisory board.

Fresenius SE’s influence on the Company through ownership of the General Partner is conditioned upon its ownership of a substantial amount of the Company’s share capital (see “The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company”, below).

Supervisory Board

The supervisory board of a KGaA is similar in certain respects to the supervisory board of an AG. Like the supervisory board of an AG, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The members of the supervisory board are elected by the KGaA shareholders at the general meeting.

Under certain conditions, a supervisory board is required to include employee representatives (“Codetermination”). In proceedings initiated by a shareholder seeking to require that we implement Codetermination, both the Regional Court (Landgericht) of Nuremburg/Fürth and the Higher Regional Court (Oberlandesgericht) of Munich confirmed our position that we are not subject to Codetermination.

In a KGaA having a corporate general partner, supervisory board members may hold offices on the supervisory board of a KGaA and of its general partner. Four of the six current members of the FMC-AG & Co. KGaA Supervisory Board are also members of the supervisory board of Management AG. Under Rule 10A-3 under the Exchange Act, such dual board membership does not impair the independence of Supervisory Board members who serve on our Audit and Corporate Governance Committee. See Item 6.A, “Directors, senior management and employees - Directors and senior management - The General Partner’s Supervisory Board.” Shares in the KGaA held by the General Partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA’s Supervisory Board members.

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

General meeting

The general meeting is the resolution body of the KGaA shareholders. The rules of the NYSE require companies with voting securities listed on the NYSE to solicit proxies for all meetings of shareholders, although such solicitations by foreign private issuers need not comply with the SEC’s proxy rules. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a company-nominated proxy acting on their instructions. Instructions for voting by proxy are included in the invitation for the general meeting. Among other matters, the AGM of a KGaA approves its annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of an AG. The agenda for the general meeting is prepared by the general partner and the KGaA supervisory board. The general partner, however, cannot propose nominees for election as members of the KGaA supervisory board or make proposals for the KGaA’s auditors.

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

The Articles of Association of FMC-AG & Co. KGaA

The following is a summary of certain material provisions of our Articles of Association. This summary and the additional information about our Articles of Association summarized in Exhibit 2.1 are not complete and are qualified in its entirety by reference to the complete form of Articles of Association of FMC-AG & Co. KGaA. A convenience English translation of our Articles of Association is on file with the SEC and can also be found on the Company’s website under www.freseniusmedicalcare.com.

Organization of the Company

The Articles of Association contain several provisions relating to the General Partner.

Under the Articles of Association, possession of the power to control management of the Company through ownership of the General Partner is conditioned upon ownership of a specific minimum portion of the Company’s share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company’s share capital while at the same time retaining influence on the Company’s management through its ownership of the shares of the General Partner. However, pursuant to the Articles of Association of FMC-AG & Co. KGaA, the General Partner ceases to be the general partner of FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company’s share capital. The effect of this provision is that Fresenius SE may not reduce its capital participation in FMC-AG & Co. KGaA below such threshold without causing the withdrawal of the General Partner.

The Articles of Association also provide that the General Partner ceases to be the general partner of FMC-AG & Co. KGaA if the shares of the General Partner are acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG) to acquire the shares of the Company’s other shareholders within three months of the acquisition of the General Partner. As long as our American Depositary Shares are listed on the NYSE and/or registered under Section 12 of the Exchange Act, any such offer would also be subject to regulation under Sections 13 and 14 of the Exchange Act. The obligation of the General Partner’s new shareholder to make this offer, and the 25% share ownership requirement under our Articles of Association, could have the effect of discouraging a change of control of the Company.

The Articles of Association also permit a transfer of all shares in the General Partner to the Company. In this case the Company will be continued as a so-called “unified KGaA” (Einheits-KGaA), i.e. a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. The control over the General Partner in such a “unified KGaA” would be exercised for the Company by the Supervisory Board through its power to appoint the supervisory board of the General Partner. In the event that the General Partner ceases to be the general partner of FMC-AG & Co. KGaA as described above or for other reasons, the Articles of Association provide for continuation of the Company. The Supervisory Board would then be authorized and obligated to admit as a new general partner of the Company a corporation whose shares are fully owned by the Company. Similar to the case in which the Company acquires all shares of the General Partner, a “unified KGaA” would be formed. Upon the coming into existence of a “unified KGaA” (irrespective of the way it has been created), the shareholders of FMC-AG & Co. KGaA would have the right to decide in a general meeting whether to transform the Company into a stock corporation (Aktiengesellschaft); a simple majority of the votes cast would be sufficient for the adoption of the transformation resolution. If the shareholders decline to approve such a transformation, the Company will be continued as a “unified KGaA” with the Supervisory Board elected by the shareholders exercising the control over the general partner.

The Articles of Association provide that to the extent that the resolutions of the general meeting are subject to the consent of the General Partner, the General Partner shall declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a simple majority of the votes cast and an additional qualified majority (of at least 75% of the share capital represented at the vote) and with the consent of the general partner. Therefore, neither the KGaA shareholders nor the general partner(s) can unilaterally amend the articles of association without the consent of the other. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the Articles of Association through its ownership of a significant percentage of the Company’s shares, since such amendments require a qualified majority (of at least 75% of the share capital represented at the vote), and a de facto veto right over such amendments through its ownership of the General Partner.

For additional information regarding our Articles of Association, including information regarding the authorized share capital of FMC-AG & Co. KGaA, see Exhibit 2.1.

Description of the pooling agreement

Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA in February 2006, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the transformation in February 2006 and completion of the conversion offer made to holders of our preference shares in connection with the transformation, we entered into a pooling agreement that we believe provides similar benefits for the shareholders of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling agreement which we have entered into with Fresenius SE and the independent directors on the General Partner’s supervisory board. The description is qualified in its entirety by the complete text of the pooling agreement, as amended in 2016, a copy of which is on file with the SEC (see Exhibits 2.4 and 2.5) and is available on the SEC website, www.sec.gov.

The pooling agreement was originally entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares and our preference shares, including owners of ADSs evidencing such shares, other than Fresenius SE and its affiliates or their agents and representatives. Under the pooling agreement, beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC, which define “beneficial ownership” as the power to vote or direct the vote, or the power to dispose or direct the disposition, of a security. Upon completion of the mandatory exchange of our remaining outstanding preference shares for ordinary shares in 2013, our share capital consists solely of ordinary shares.

Under the pooling agreement, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors on the General Partner’s supervisory board are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the Supervisory Board or as a member of the supervisory board of Management AG. The provisions of the pooling agreement relating to independent directors are in addition to the requirement of Rule 10A-3 under the Exchange Act that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG’s supervisory board who are independent for purposes of our pooling agreement in Item 6.A., “Directors, senior management and employees – The General Partner’s Supervisory Board.”

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

In the pooling agreement, we have agreed to obtain Directors & Officers liability insurance for the members of the Supervisory Board of FMC-AG & Co. KGaA and the members of the supervisory board of Fresenius Medical Care Management AG in accordance with customary and usual practices followed by public corporations in the United States, to the extent such insurance is available at commercially reasonable rates and on commercially reasonable terms and conditions.

Lastly, we and Management AG and Fresenius SE have agreed that while the pooling agreement is in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 M for each individual transaction or contract, or a related series of transactions or contracts, though limitations apply with regards to agreements included in previously approved business plans. These provisions of the Pooling Agreement are in addition to the requirements of Section 111b paragraph 1 AktG, under which transactions between the Company and a related party having an economic value that (alone or together with transactions with the same related party within the current fiscal year) exceeds 1.5% of the sum of fixed and current assets included in the consolidated financial statements require approval by the Supervisory Board, and Section 111c paragraph 1 AktG requiring publication of certain details of such transactions without undue delay.

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

Amendment

FMC-AG & Co. KGaA and a majority of the independent directors on the General Partner’s supervisory board may amend the pooling agreement, provided, that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius SE and its affiliates at a general meeting of shareholders approve such amendment.

Enforcement; governing law

The pooling agreement is governed by New York law and may be enforced in the state and federal courts of New York. The Company and Fresenius SE have confirmed their intention to abide by the terms of the pooling agreement as described above.

Managers’ transactions

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

The reporting requirements of Section 16 of the Exchange Act do not apply to the equity securities of a foreign private issuer. Accordingly, the members of our Supervisory Board, and the Management Board and supervisory board of the General Partner are not subject to these requirements with respect to their ownership of or transactions in our shares, and “short-swing” profit recovery is not available for transactions in our shares. As a foreign private issuer, we are exempt from the SEC proxy rules. Therefore, we are also not subject to rules adopted by the SEC in December 2018 that require U.S. domestic public companies to disclose in their proxy statements their practices or policies regarding the ability of their directors, officers or employees (or their respective designees) to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to them as compensation or directly or indirectly held by them. Such transactions may, however, be reportable (and, if reported, would be posted on our website) under the provisions of the MAR referred to above relating to transactions in derivatives or other financial instruments linked to our securities.

In December 2021, the SEC issued proposed rules to require disclosure in annual reports whether or not (and if not, why not) a company has adopted insider trading policies and procedures that govern the purchase, sale, or other disposition of the company’s securities by directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules, and regulations. If the company has adopted such policies and procedures, the company would be required to disclose such policies. If adopted as proposed, the new disclosure requirement would apply to both U.S. domestic and foreign private issuers. Foreign private issuers’ reporting obligations would be contained in a new item added to Form 20-F. Certain additional proposed disclosure requirements relating to securities trading by corporate insiders would apply only to U.S. domestic issuers. We have adopted and maintain an insider trading policy and we do not anticipate a need to revise the policy if the SEC’s proposed rules are adopted.

Certain Share Issuances

Under the listing rules of the NYSE, the issuance of securities of the same class as the listed class, or of securities convertible into or exchangeable for the listed securities, may require shareholder approval as a condition to the listing of such additional securities on the NYSE. Subject to certain exceptions (including the issuance of shares in public offerings for cash and issuances for cash at a price equal to or exceeding a defined minimum) shareholder approval may be required for issuances to certain related parties and issuances of shares having voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such securities. However, under NYSE policy, such approval is not required for issuances of securities by foreign private issuers if it is not required by the issuer’s home country law and the NYSE receives an opinion of counsel in the issuer’s home jurisdiction.

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

Comparison with U.S. and NYSE governance standards and practices

The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent applicable version of the German Corporate Governance Code is dated December 16, 2019 which became effective March 20, 2020 (“German Corporate Governance Code”). The German Corporate Governance Code’s governance rules applicable to German corporations are not legally binding. However, companies that do not comply with the German Corporate Governance Code’s recommendations must disclose publicly to what extent and for what reason their practices differ from the recommendations of the German Corporate Governance Code. Under the German Corporate Governance Code, a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual “Declaration of Compliance” with the recommendations of the German Corporate Governance Code will be posted on our website, www.freseniusmedicalcare.com in the section “Corporate Governance” of the Investor Relations page under “Declaration of Compliance” at https://www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-of-compliance/, together with our declarations for prior years.

Some of the German Corporate Governance Code’s recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board shall determine specific objectives regarding its composition and shall prepare a profile of skills and expertise for the entire board while taking the principle of diversity into account. Proposals by the supervisory board to the general meeting shall take these objectives into account, while simultaneously aiming at fulfilling the overall profile of required skills and expertise of the supervisory board. The objectives regarding its composition shall, inter alia, also take into account potential conflicts of interest. Further, information shall be provided about what the supervisory board regards as the appropriate number of independent supervisory board members, and the names of those members. Our independent Supervisory Board members within the meaning of the German Corporate Governance Code  are Mr. Rolf A. Classon, Mr. Gregory Sorensen, MD, Dr. Dorothea Wenzel, Ms. Pascale Witz and Prof. Dr. Gregor Zünd. Similarly, if a substantial and not merely temporary conflict of interest between a company and a member of its supervisory board arises, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board shall serve on the supervisory board. The Company’s Supervisory Board includes four members who also serve on the supervisory board of the General Partner, two of whom serve on our Audit and Governance Committee and are independent under a specific provision of SEC Rule 10A-3 and NYSE rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively) relating to such dual board service. While we are exempt from both the NYSE requirement to have a majority of independent directors on our Supervisory Board, and our Supervisory Board members are exempt from the independence criteria in the NYSE governance rules (other than those in the audit committee rule), our pooling agreement requires that at least one-third (but not less than two) members of the General Partner’s supervisory board be “independent” within the meaning of the pooling agreement. See Item 6.A, “Directors, senior management and employees – Directors and senior management – The General Partner’s Supervisory Board” and “Description of the pooling agreement” above. We are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to directors’ inclusion as board members. However, under the German Corporate Governance Code, the composition of the supervisory board has to ensure that its members collectively have the knowledge, skills, and professional expertise required to properly perform all duties.

Pursuant to recommendation C.10 of the German Corporate Governance Code, the Chairman of the Supervisory Board shall be independent of the Company and the Management Board. As a precautionary measure, a deviation from this recommendation is declared with regard to the term of membership of the Chairman of the Supervisory Board, Dr. Dieter Schenk, on the Supervisory Board of the Company. Whether Dr. Schenk in view of his term of office on the Supervisory Board of the Company of more than 12 years is to be regarded as independent of the Company and the Management Board within the meaning of the German Corporate Governance Code did not need to be considered, because the number of those Supervisory Board members who have been members of the Supervisory Board for no more than 12 years and are otherwise to be qualified as independent already complies with the recommendation C.7 of the German Corporate Governance Code, pursuant to which more than half of the shareholder representatives shall be independent from the Company and the Management Board.

Pursuant to recommendation G.11 of the German Corporate Governance Code, the Supervisory Board shall have the possibility to account for extraordinary developments to an appropriate extent when determining the compensation for the members of the Management Board. Pursuant to recommendation G.8, on the other hand, subsequent changes to the target values or comparison parameters of the variable compensation of the members of the Management Board shall be excluded. Against this backdrop and with a view to the decision to exclude the impairment in the Latin America Segment with respect to the target achievement of the members of the Management Board for fiscal year 2020, a deviation from the recommendation G.8 was resolved in February 2021 for precautionary reasons.

Pursuant to recommendation G.12 of the German Corporate Governance Code, if a Management Board member’s service agreement is terminated, the disbursement of any remaining variable remuneration components attributable to the period up until termination of the service agreement shall be based on the originally agreed targets and comparison parameters, and on the due dates or holding periods stipulated in the service agreement. The supervisory board of the General Partner has agreed with Mr. Harry de Wit, who has resigned from the Management Board in the course of the implementation of the FME25 Program, that as an exception to the applicable plan terms, the performance shares awarded to him under the long-term variable compensation in fiscal year 2021 will vest if any service relationship between Mr. de Wit and the Company has definitively ended at December 31, 2023, Mr. de Wit has not been dismissed and has not and will not engage in any other service or employment relationship. Under these conditions, notwithstanding the applicable plan terms, Mr. de Wit also will not be required to invest the corresponding proceeds from the performance shares in shares of FMC-AG & Co. KGaA. This agreement serves to avoid the forfeiture of the performance shares awarded to Mr. de Wit in 2021 and undue hardship in the course of the implementation of the FME25 Program. Against this backdrop, a deviation from this recommendation was resolved in January 2022.

Pursuant to the act on the equal participation of women and men in executive positions in private companies, the Supervisory Board is required to define targets for the inclusion of women on the Supervisory Board as well as an adequate implementation period to achieve these targets. By resolution passed on May 9, 2017, the Supervisory Board has set this target at 30% and has defined an implementation period ending on May 9, 2022. With Dr. Dorothea Wenzel and Ms. Pascale Witz serving as members of the Supervisory Board, the Supervisory Board is currently achieving its target. See Item 6, “Directors, senior management and employees.” The legislation does not require that companies in our legal form define targets for women’s participation on the Management Board.

The NYSE, on which our ADSs are listed, does not impose specific diversity requirements for boards of directors of NYSE-listed companies. Rather it has established a Board Advisory Council consisting of the CEOs of 20 NYSE-listed companies (the “Council”). The Council seeks to encourage voluntary efforts to promote board diversity by identifying talented candidates interested in serving on boards and conducting events to introduce candidates to NYSE-listed companies seeking to expand diversity on corporate boards.

As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act. The NYSE’s governance rules applicable to U.S. domestic listed companies, which do not apply to us, require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are “independent” as defined in the NYSE’s governance rules.

In contrast to U.S. practice, with two exceptions, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The AktG further provides that the supervisory board of public interest entities in the meaning of the German Commercial Law must establish an audit committee that supervises the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit function as well as the annual auditing, in particular the selection and the independence of the external auditor, the quality of the audit, and the additional services rendered by the external auditor. Pursuant to the German Corporate Governance Code, the audit committee shall – unless another committee is entrusted therewith – also address compliance. Most of these functions are also the responsibility of the audit committee under the NYSE and SEC audit committee rules. Our Audit and Corporate Governance Committee within the Supervisory Board, which functions in each of these areas, also serves as our audit committee as required by SEC Rule 10A-3 and the NYSE rules.

In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as adopted to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors. Unlike the SEC Audit Committee Rule, which identifies specific factors that preclude independence, under Rule 10C-1, independence is to be determined considering “all relevant factors.” Under the NYSE rules, foreign private issuers such as FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. While, at the present time, we do not maintain a compensation committee, these functions are carried out by our General Partner’s supervisory board, as a whole, assisted with respect to compensation matters by its Human Resources Committee which is also responsible for the tasks of a compensation committee. See Item 6.B, “Directors, senior management and employees – Compensation – Compensation of the Management Board” and Item 6.C, “Directors, senior management and employees – Board practices.” We have also established a nomination committee and the Joint Committee (Gemeinsamer Ausschuss), the latter being a joint committee of Management AG and FMC-AG & Co. KGaA.

For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, the Nomination Committee, and our General Partner’s Regulatory and Reimbursement Assessment Committee, see Item 6.C, “Directors, senior management and employees – Board practices.”

Item 16H.     Mine safety disclosure

Not applicable.

Item 16I.      Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

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

DATE: February 22, 2022

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

By:	/s/ RICE POWELL
Title:	Name:Rice Powell
Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ HELEN GIZA
Title:	Name:Helen Giza
Chief Financial Officer and member of the Management Board of the General Partner

Index of financial statements

Audited consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of

Fresenius Medical Care AG & Co. KGaA:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited the adjustments for the correction of the errors and retrospective adjustments in the 2019 financial statements, as described in Note 1 of the financial statements.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review or apply any procedures to the 2019 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 financial statements taken as a whole.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under item 15B.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Goodwill Impairment Assessment – EMEA

As described in Notes 1g), 2a) and 11 to the consolidated financial statements, the Company’s consolidated goodwill balance as of December 31, 2021 was €14,361,577k, thereof €1,376,542k related to the group of cash generating units (“CGU’s) that comprise the EMEA region. To perform the annual impairment test of goodwill, management identified its groups of CGU’s and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes. To comply with IFRS to determine possible impairments of these assets, the value in use of the group of CGUs is first compared to the group of CGUs’ carrying amount. In cases where the value in use of the groups of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs. The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (“WACC”) specific to that group of CGUs.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment – EMEA is a critical audit matter are (i) the significant judgement by management when determining the value in use of the groups of CGUs also against the background of mortality of patients with chronic kidney diseases which may be attributable to COVID-19 (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions related to revenue growth rates, projected operating income, and the pre-tax discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s goodwill impairment assessment process, including controls over assessing the valuation model and the determination of the revenue growth rates, residual growth rates, operating income margins and the applied pre-tax discount rate. These procedures also included, among others, comparing the Company’s historical financial forecasted budgets with the actual results, agreeing future cash flows to approved budgets, and performing risk assessment sensitivity analyses over significant assumptions used by management related to revenue growth rates, residual value growth rates, operating income margins and the applied pre-tax discount rate. We also performed substantive procedures to assess the revenue growth rates, residual value growth rates and operating income margins used in the cash flow forecasts by comparing the development of assumptions to underlying documentation, including patient growth expectations. Professionals with specialized skills and knowledge were used to assist in evaluating the Company’s valuation model and the pre-tax discount rate for each group of CGUs.

Frankfurt am Main, Germany

February 22, 2022

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Peter Kartscher	/s/ Holger Lutz
Wirtschaftsprüfer	Wirtschaftsprüfer

We have served as the Company’s auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of

Fresenius Medical Care AG & Co. KGaA

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the correction of the errors and retrospective adjustments as described in Note 1, the consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows of Fresenius Medical Care AG & Co. KGaA and subsidiaries (the “Company”) for the year ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). The 2019 consolidated financial statements before the effects of the adjustments as described in Note 1 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments as described in Note 1, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the errors and retrospective adjustments as described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We served as the Company’s auditor from 1996 to 2020.

Frankfurt am Main, Germany

February 20, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of income
in € thousands (“THOUS”), except per share data
	Note	2021	2020	2019
Revenue:
Health care services		13,876,282	14,114,399	13,872,219
Health care products		3,742,403	3,744,664	3,604,336
	4 a, 26	17,618,685	17,859,063	17,476,555

Costs of revenue:
Health care services		10,637,279	10,575,424	10,483,822
Health care products		1,904,377	1,746,194	1,596,882
		12,541,656	12,321,618	12,080,704

Gross profit		5,077,029	5,537,445	5,395,851

Operating (income) expenses:
Selling, general and administrative	4 b	3,096,132	3,133,780	3,031,944
Research and development	4 c	220,782	193,774	168,028
Income from equity method investees	26	(92,175)	(94,518)	(73,679)
Operating income		1,852,290	2,304,409	2,269,558

Other (income) expense:
Interest income	4 f	(73,170)	(41,959)	(61,617)
Interest expense	4 f	353,599	409,978	491,061

Income before income taxes		1,571,861	1,936,390	1,840,114
Income tax expense	4 g	352,833	500,558	401,614
Net income		1,219,028	1,435,832	1,438,500
Net income attributable to noncontrolling interests		249,720	271,455	238,881
Net income attributable to shareholders of FMC-AG & Co. KGaA		969,308	1,164,377	1,199,619
Basic earnings per share	19	3.31	3.96	3.96
Diluted earnings per share	19	3.31	3.96	3.96

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income
in € THOUS

	Note	2021	2020	2019

Net income		1,219,028	1,435,832	1,438,500
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	24	(25,334)	58,166	-
FVOCI equity investments	24	37,660	19,439	-
Actuarial gain (loss) on defined benefit pension plans	16, 24	(15,781)	4,176	(99,613)
Income tax (expense) benefit related to components of other comprehensive income not reclassified	24	(4,085)	(3,517)	30,245
		(7,540)	78,264	(69,368)
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	24	1,034,239	(1,359,397)	263,835
FVOCI debt securities	24	(9,892)	29,096	-
Gain (loss) related to cash flow hedges	23, 24	(1,019)	(188)	(9,672)
Cost of hedging	24	(163)	2,967	(1,961)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	24	1,889	(5,797)	2,674
		1,025,054	(1,333,319)	254,876
Other comprehensive income (loss), net of tax		1,017,514	(1,255,055)	185,508
Total comprehensive income		2,236,542	180,777	1,624,008

Comprehensive income attributable to noncontrolling interests		339,583	171,810	259,184
Comprehensive income (loss) attributable to shareholders of FMC-AG & Co. KGaA		1,896,959	8,967	1,364,824

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets
in € THOUS, except share data
	Note	2021	2020

Assets
Cash and cash equivalents	6	1,481,655	1,081,539
Trade accounts and other receivables from unrelated parties	7	3,409,061	3,153,045
Accounts receivable from related parties	5	162,361	91,438
Inventories	8	2,038,014	1,895,310
Other current assets	9	876,151	1,053,978
Total current assets		7,967,242	7,275,310
Property, plant and equipment	10	4,235,027	4,056,864
Right-of-use assets	21	4,316,440	4,129,888
Intangible assets	11	1,459,393	1,381,009
Goodwill	11	14,361,577	12,958,728
Deferred taxes	4 g	315,360	351,152
Investment in equity method investees		786,905	761,113
Other non-current assets	23	924,614	774,972
Total non-current assets		26,399,316	24,413,726
Total assets		34,366,558	31,689,036
Liabilities
Accounts payable to unrelated parties		736,069	731,993
Accounts payable to related parties	5	121,457	95,401
Current provisions and other current liabilities	12	3,676,875	3,413,667
Short-term debt from unrelated parties	13	1,178,353	62,950
Short-term debt from related parties	13	77,500	16,320
Current portion of long-term debt	14	667,966	1,008,359
Current portion of lease liabilities from unrelated parties	21	639,947	588,492
Current portion of lease liabilities from related parties	5	21,631	20,664
Income tax liabilities		137,836	118,389
Total current liabilities		7,257,634	6,056,235
Long-term debt, less current portion	14	6,646,949	6,800,101
Lease liabilities from unrelated parties, less current portion	21	3,990,153	3,763,775
Lease liabilities from related parties, less current portion	5	97,650	119,356
Non-current provisions and other non-current liabilities	15	707,563	1,034,999
Pension liabilities	16	782,622	718,502
Income tax liabilities		36,498	78,872
Deferred taxes	4 g	868,452	785,886
Total non-current liabilities		13,129,887	13,301,491
Total liabilities		20,387,521	19,357,726
Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,004,339 issued and outstanding as of December 31, 2021 and 362,370,124 shares authorized, 292,876,570 issued and outstanding as of December 31, 2020	17	293,004	292,877
Additional paid-in capital	17	2,891,276	2,872,630
Retained earnings	17	10,826,140	10,254,913
Accumulated other comprehensive income (loss)	24	(1,311,637)	(2,205,340)
Total FMC-AG & Co. KGaA shareholders' equity		12,698,783	11,215,080
Noncontrolling interests	17	1,280,254	1,116,230
Total equity		13,979,037	12,331,310
Total liabilities and equity		34,366,558	31,689,036

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

in € THOUS	For the twelve months ended December 31,
	Note	2021	2020	2019

Operating activities
Net income		1,219,028	1,435,832	1,438,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	10, 11, 21, 26	1,623,676	1,785,899	1,593,160
Change in deferred taxes, net		67,259	111,104	64,266
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		44,088	(58,364)	(99,074)
Compensation expense related to share-based plans	20	-	-	1,992
Income from equity method investees		(92,175)	(94,518)	(73,679)
Interest expense, net	4 f	280,429	368,019	429,444
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(100,548)	11,611	(105,828)
Inventories		(48,530)	(355,831)	(117,504)
Other current and non-current assets		164,201	(178,473)	(46,132)
Accounts receivable from related parties		(62,649)	60,084	41,717
Accounts payable to related parties		19,696	(16,311)	(35,861)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		(383,651)	1,389,928	(128,906)
Income tax liabilities		313,713	324,455	380,067
Cash inflow (outflow) from hedging		—	-	(12,744)
Received dividends from investments in equity method investees		58,472	89,419	46,022
Paid interest		(341,629)	(379,994)	(470,223)
Received interest		73,170	41,959	49,453
Paid income taxes		(345,052)	(301,663)	(387,719)
Net cash provided by (used in) operating activities		2,489,498	4,233,156	2,566,951
Investing activities
Purchases of property, plant and equipment and capitalized development costs		(854,360)	(1,051,983)	(1,124,791)
Acquisitions, net of cash acquired, investments and purchases of intangible assets	3, 25	(434,171)	(258,985)	(2,221,359)
Investments in debt securities	3	(129,081)	(96,401)	(11,312)
Proceeds from sale of property, plant and equipment		24,424	15,578	11,535
Proceeds from divestitures	3, 25	52,444	14,608	43,317
Proceeds from sale of debt securities	3	144,516	42,241	16,623
Net cash provided by (used in) investing activities		(1,196,228)	(1,334,942)	(3,285,987)
Financing activities
Proceeds from short-term debt from unrelated parties		1,716,261	213,116	737,409
Repayments of short-term debt from unrelated parties		(600,484)	(1,304,526)	(807,807)
Proceeds from short-term debt from related parties		87,946	581,711	281,200
Repayments of short-term debt from related parties		(26,766)	(587,180)	(448,311)
Proceeds from long-term debt		1,244,094	2,120,905	3,460,805
Repayments of long-term debt		(2,083,000)	(1,586,218)	(2,217,005)
Repayments of lease liabilities from unrelated parties		(675,639)	(683,614)	(671,403)
Repayments of lease liabilities from related parties		(21,315)	(20,185)	(16,340)
Increase (decrease) of accounts receivable facility		-	(373,840)	381,430
Proceeds from exercise of stock options		6,511	12,653	15,864
Purchase of treasury stock	17	-	(365,988)	(599,796)
Dividends paid	17	(392,455)	(351,170)	(354,636)
Distributions to noncontrolling interests		(334,844)	(366,277)	(296,168)
Contributions from noncontrolling interests		55,309	46,586	68,125
Net cash provided by (used in) financing activities		(1,024,382)	(2,664,027)	(466,633)
Effect of exchange rate changes on cash and cash equivalents		131,228	(160,371)	47,760
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		400,116	73,816	(1,137,909)
Cash and cash equivalents at beginning of period		1,081,539	1,007,723	2,145,632
Cash and cash equivalents at end of period	6	1,481,655	1,081,539	1,007,723

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders´ equity
in € THOUS, except share data		Ordinary shares		Treasury stock				Accumulated other comprehensive income(loss)
												Total FMC-AG
						Additional		Foreign				& Co. KGaA
		Number of	No par	Number of		paid-in	Retained	currency	Cash flow		Fair value	shareholders'	Noncontrolling	Total
	Note	shares	value	shares	Amount	capital	earnings	translation	hedges	Pensions	changes	equity	interests	equity
Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	—	11,758,411	1,143,547	12,901,958

Adjustment due to initial application of IFRS 16		—	—	—	—	—	(120,809)	—	—	—	—	(120,809)	(15,526)	(136,335)
Adjusted balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,711,121	(911,473)	(1,528)	(290,749)	—	11,637,602	1,128,021	12,765,623

Proceeds from exercise of options and related tax effects	20	328,996	329	—	—	16,866	—	—	—	—	—	17,195	—	17,195
Compensation expense related to stock options	20	—	—	—	—	1,992	—	—	—	—	—	1,992	—	1,992
Purchase of treasury stock	17	—	—	(8,878,450)	(589,305)	—	—	—	—	—	—	(589,305)	—	(589,305)
Withdrawal of treasury stock	17	(3,770,772)	(3,771)	3,770,772	269,796	(266,025)	—	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(354,636)	—	—	—	—	(354,636)	—	(354,636)
Purchase/ sale of noncontrolling interests		—	—	—	—	(18,516)	—	—	—	—	—	(18,516)	102,341	83,825
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(220,222)	(220,222)
Put option liabilities	23	—	—	—	—	—	(101,243)	—	—	—	—	(101,243)	—	(101,243)
Net Income		—	—	—	—	—	1,199,619	—	—	—	—	1,199,619	238,881	1,438,500
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	246,486	27	(2,981)	—	243,532	20,303	263,835
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	(8,959)		—	(8,959)	—	(8,959)
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(69,368)	—	(69,368)	—	(69,368)
Comprehensive income		—	—	—	—	—	—	—	—		—	1,364,824	259,184	1,624,008
Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	—	11,957,913	1,269,324	13,227,237

Proceeds from exercise of options and related tax effects	20	234,796	235	—	—	12,476	—	—	—	—	—	12,711	—	12,711
Purchase of treasury stock	17	—	—	(5,687,473)	(365,988)	—	—	—	—	—	—	(365,988)	—	(365,988)
Withdrawal of treasury stock	17	(11,795,102)	(11,795)	11,795,102	736,490	(724,695)	—	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(351,170)	—	—	—	—	(351,170)	—	(351,170)
Purchase/ sale of noncontrolling interests		—	—	—	—	(22,813)	—	—	—	—	—	(22,813)	(69,132)	(91,945)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(255,772)	(255,772)
Put option liabilities	23	—	—	—	—	—	(24,540)	—	—	—	—	(24,540)	—	(24,540)
Transfer of cumulative gains/losses of equity investments	23	—	—	—	—	—	11,385	—	—	—	(11,385)	—	—	—
Net Income		—	—	—	—	—	1,164,377	—	—	—	—	1,164,377	271,455	1,435,832
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	(1,271,726)	724	13,831	(2,581)	(1,259,752)	(99,645)	(1,359,397)
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	2,030	—	—	2,030	—	2,030
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	2,985		2,985	—	2,985
Fair value changes	24	—	—	—	—	—	—	—	—	—	99,327	99,327	—	99,327
Comprehensive income		—	—	—	—	—	—	—	—	—	—	8,967	171,810	180,777
Balance at December 31, 2020		292,876,570	292,877	—	—	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310

Proceeds from exercise of options and related tax effects	20	127,769	127	—	—	5,463	—	—	—	—	—	5,590	—	5,590
Dividends paid	17	—	—	—	—	—	(392,455)	—	—	—	—	(392,455)	—	(392,455)
Purchase/ sale of noncontrolling interests		—	—	—	—	13,183	—	—	—	—	—	13,183	87,289	100,472
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(262,848)	(262,848)
Put option liabilities	23	—	—	—	—	—	(39,574)	—	—	—	—	(39,574)	—	(39,574)
Transfer of cumulative gains/losses of equity investments	23	—	—	—	—	—	33,948	—	—	—	(33,948)	—	—	—
Net Income		—	—	—	—	—	969,308	—	—	—	—	969,308	249,720	1,219,028
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	954,207	(634)	(12,342)	3,145	944,376	89,863	1,034,239
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	(775)	—	—	(775)	—	(775)
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(11,374)		(11,374)	—	(11,374)
Fair value changes	24	—	—	—	—	—	—	—	—	—	(4,576)	(4,576)	—	(4,576)
Comprehensive income		—	—	—	—	—	—	—	—	—	—	1,896,959	339,583	2,236,542
Balance at December 31, 2021		293,004,339	293,004	—	—	2,891,276	10,826,140	(982,506)	(9,115)	(369,998)	49,982	12,698,783	1,280,254	13,979,037

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

1.    The Company, basis of presentation and significant accounting policies

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related services to persons who suffer from End-Stage Kidney Disease (“ESKD”), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these notes, “FMC-AG & Co. KGaA,” the “Company” or the “Group” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA’s general partner and is wholly owned by Fresenius SE. “Management Board” refers to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of FMC-AG & Co. KGaA. The term “North America Segment” refers to the North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to the Asia-Pacific operating segment, and the term “Latin America Segment” refers to the Latin America operating segment. For further discussion of the Company’s operating and reportable segments, see note 26.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using the euro as the Company’s reporting and functional currency. At December 31, 2021, there were no IFRS or IFRS Interpretations Committee (“IFRS IC”) interpretations as endorsed by the European Union relevant for reporting that differed from IFRS as issued by the IASB.

The Company is included in the IFRS consolidated financial statements of Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, pursuant to Section 315e of the German Commercial Code (“HGB”), published in the Federal Gazette and drawn up for the smallest circle of companies. The consolidated financial statements for the largest circle of companies are drawn up by Fresenius Management SE, Bad Homburg v. d. Höhe, and also published in the Federal Gazette.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

In order to improve clarity of presentation, various items are aggregated in the consolidated balance sheets and consolidated statements of income. These items are analyzed separately in the notes where this provides useful information to the users of the consolidated financial statements.

The consolidated balance sheets contain all information required to be disclosed by IAS 1, Presentation of Financial Statements (“IAS 1”) and is classified on the basis of the liquidity of assets and liabilities. The consolidated statements of income are classified using the cost-of-sales accounting format.

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies, in its Argentine and Lebanese subsidiaries due to inflation in these countries. The table below details the specific inputs used to calculate the loss on net monetary position on a country-specific basis.

Inputs for the calculation of losses on net monetary positions

	Argentina	Lebanon

Date of IAS 29 initial application	July 1, 2018	December 31, 2020
Consumer price index	Índice de precios al consumidor	Central Administration of Statistics
Index at December 31, 2021	582.5	921.40
Calendar year increase	51%	224%
Loss on net monetary position in € THOUS	27,657	1,327

In the consolidated statements of income, gains in the amounts of €30,779 and €28,788 for the years ended December 31, 2020 and 2019, respectively, which were previously presented separately within “(Gain) loss related to divestitures of Care Coordination activities,” have been included within “Selling, general and administrative” expenses to conform to the current year’s presentation.

In the consolidated balance sheets, “Current provisions and other current liabilities” in the amount of €103,409 related to the Company’s self-insurance programs as of December 31, 2020 have been reclassified to line item “Non-current provisions and other non-current liabilities” to conform to the current year’s presentation. See notes 12 and 15.

Additionally, the Company adjusted the prior years’ comparative consolidated financial statements within the “Notes to the consolidated financial statements of income - Cost of materials” footnote (See note 4 d)) to correct for an error in the classification of certain costs of revenue. As a result, “Cost of materials” for the years ended December 31, 2020 and 2019 decreased by €316,666 and €336,600, respectively. These reclassifications had no impact on the Company’s consolidated statements of income for the years ended December 31, 2020 and 2019.

In 2020, the Company adjusted the 2019 comparative consolidated financial statements within the “Financial instruments” footnote (see note 23), to correct for an immaterial error in classification regarding gains / losses recognized in equity for put option liabilities of €13,701 in 2019 which was updated to €14,523. This included €154,436 of gains / losses recognized in profit and loss and (€153,614) of dividends (the allocation of profit or loss and payments of dividends to noncontrolling interests) which had been disclosed separately prior to 2020.

Also in 2020, certain revenue line items in the 2019 comparative consolidated financial statements pertaining to the Company’s segment and Corporate activities were adjusted to conform to the 2020 presentation (see note 26).

At February 21, 2022, the Management Board authorized the consolidated financial statements for issue and passed them through to the Supervisory Board for review and authorization.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Significant accounting policies

a) Principles of consolidation and composition of the group

The financial statements of consolidated entities have been prepared using uniform accounting methods in accordance with IFRS 10, Consolidated Financial Statements (“IFRS 10”). Acquisitions of companies are accounted for under the acquisition method.

Besides FMC-AG & Co. KGaA, the consolidated financial statements include all material subsidiaries according to IFRS 10 over which the Company has control. FMC-AG & Co. KGaA controls an entity if it has power over the entity through existing rights that give the Company the current ability to direct the activities that significantly affect the entity’s return. In addition, the Company is exposed to, or has rights to, variable returns from the involvement with the entity and the Company has the ability to use its power over the entity to affect the amount of the Company’s return.

The equity method is applied in accordance with IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Generally, equity method investees are entities in which FMC-AG & Co. KGaA, directly or indirectly, holds 50% or less of the voting power and can exercise significant influence over their financial and operating policies.

While the Company’s investment in Vifor Fresenius Medical Care Renal Pharma Ltd. makes up a large portion of its equity method investees, there are no investments in equity method investees that are individually material to the Company.

Acquisitions of companies are accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”) at the date of acquisition. Initially, all identifiable assets and liabilities of subsidiaries as well as the noncontrolling interests are recognized at their fair values. The cost is then compared with the fair value of the net assets acquired. Any remaining balance is recognized as goodwill and is tested at least once a year for impairment. Any excess of the net fair value of identifiable assets and liabilities over cost still existing after reassessing the purchase price allocation, subsequent to its finalization, is recognized immediately in profit or loss.

Intercompany revenues, expenses, income, receivables, payables, accruals, provisions and commitments and contingencies, are eliminated. Profits and losses on items of property, plant and equipment and inventory acquired from other group entities are also eliminated.

Deferred tax assets and liabilities are recognized on temporary differences resulting from consolidation procedures.

Noncontrolling interest (“NCI”) is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent and is recognized at its fair value at the date of first consolidation. Profits and losses attributable to the noncontrolling interests are separately disclosed in the consolidated statements of income. There are no non-controlling interests that are individually material to the Company.

The Company writes put options on NCI mainly for dialysis clinics in which nephrologists or nephrology groups own an equity interest. While in certain of the dialysis clinics the Company is generally the majority owner, other non-affiliated parties, such as groups of nephrologists or a single nephrologist, hold an NCI position. Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, they do not constrain a long-term investment into a dialysis clinic by the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32, Financial Instruments: Presentation (“IAS 32”) paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The put option liability is recorded in other current provisions and other current liabilities and other non-current provisions and other non-current liabilities at present value of the redemption amount at the balance sheet date. The exercise price of the option is generally based on fair value which is approximated by a multiple of earnings, e.g. a multiple of the proportionate earnings before interest, taxes, depreciation and amortization of the dialysis clinic, and is therefore affected by the periodic changes in the profitability of such a clinic. The Company believes the accounting treatment of the changes to the put option liability under IFRS to this date has not been finally clarified. In the absence of IFRS guidance specifically applicable to the accounting for put options on NCI, the Company, in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) paragraph 10, applied the present access method. According to the present access method, NCI are further recorded in equity. The initial recognition of the put option liability, as well as valuation differences, is recorded in

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

equity with no impact to the income statement (see note 1 h). This presentation results in information that is relevant to the economic decision-making needs of users and to provide reliable financial information as the Company considers  these NCI with written put options as equity holders and accordingly attributes net income to NCI.

The consolidated financial statements for 2021 include FMC-AG & Co. KGaA as well as 2,343 companies (2020: 2,305). In 2021, 50 companies were accounted for by the equity method (2020: 49), 90 companies were first-time consolidations (2020: 113) and 52 companies were deconsolidated (2020: 22).

The principal subsidiaries of the Company are those with the most significant contribution to the Company’s revenue, net income  or net assets. The Company’s interest in these subsidiaries for the years ended December 31, 2021 and 2020 are listed in the table below:

Principal subsidiaries

Name	Country	Main activity	Ownership

Fresenius Medical Care ("FMC") Argentina S.A.	Argentina	Provision of health care services	100%
		Sale of health care products
FMC Australia Pty. Ltd.	Australia	Provision of health care services	100%
		Sale of health care products
FMC Colombia S.A.	Colombia	Provision of health care services	100%
		Sale of health care products
FMC Deutschland GmbH	Germany	Sale of health care products	100%
		Production of health care products
		Research and development
FMC France S.A.S.	France	Sale of health care products	100%
FMC GmbH	Germany	Sale of health care products	100%
FMC Holdings, Inc.	USA	Provision of health care services	100%
		Sale of health care products
		Production of health care products
		Research and development
FMC Italia S.p.A.	Italy	Sale of health care products	100%
FMC Korea Ltd.	South Korea	Sale of health care products	100%
FMC Ltda.	Brazil	Sale of health care products	100%
FMC Shanghai Ltd.	China	Sale of health care products	100%
FMC (U.K.) Ltd.	United Kingdom	Provision of health care services	100%
		Sale of health care products
		Production of health care products
National Medical Care of Spain, S.A.U.	Spain	Provision of health care services	100%
NephroCare Portugal, S.A.	Portugal	Provision of health care services	100%
		Sale of health care products
JSC Fresenius SP	Russian Federation	Provision of health care services	100%
		Sale of health care products

The complete list of participations in affiliated and associated companies of FMC-AG & Co. KGaA will be submitted to the Federal Gazette and the electronic companies register.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For 2021, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

Companies exempt from applying certain legal requirements

Name of the company	Registered office of the company

Ärztliches Versorgungszentrum Ludwigshafen GmbH im Lusanum	Ludwigshafen am Rhein, Germany
DiZ München Nephrocare GmbH	Munich, Germany
ET Software Developments GmbH	Heidelberg, Germany
Fresenius Medical Care Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Data Solutions GmbH	Berlin, Germany
Fresenius Medical Care Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Frankfurt am Main GmbH	Frankfurt am Main, Germany
Fresenius Medical Care GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Investment GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Zwei Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Ventures GmbH	Bad Homburg v. d. Höhe, Germany
Medizinisches Versorgungszentrum Berchtesgaden GmbH	Berchtesgaden, Germany
MVZ Gelsenkirchen-Buer GmbH	Gelsenkirchen, Germany
Nephrocare Ahrensburg GmbH	Ahrensburg, Germany
Nephrocare Augsburg GmbH	Augsburg, Germany
Nephrocare Berlin-Weißensee GmbH	Berlin, Germany
Nephrocare Betzdorf GmbH	Betzdorf, Germany
Nephrocare Bielefeld GmbH	Bielefeld, Germany
Nephrocare Buchholz GmbH	Buchholz, Germany
Nephrocare Daun GmbH	Daun, Germany
Nephrocare Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Nephrocare Döbeln GmbH	Döbeln, Germany
Nephrocare Dortmund GmbH	Dortmund, Germany
Nephrocare Friedberg GmbH	Friedberg, Germany
Nephrocare Grevenbroich GmbH	Grevenbroich, Germany
Nephrocare Hagen GmbH	Hagen, Germany
Nephrocare Hamburg-Altona GmbH	Hamburg, Germany
Nephrocare Hamburg-Barmbek GmbH	Hamburg, Germany
Nephrocare Hamburg-Süderelbe GmbH	Hamburg, Germany
Nephrocare Ingolstadt GmbH	Ingolstadt, Germany
Nephrocare Kaufering GmbH	Kaufering, Germany
Nephrocare Krefeld GmbH	Krefeld, Germany
Nephrocare Lahr GmbH	Lahr, Germany
Nephrocare Leverkusen GmbH	Leverkusen, Germany
Nephrocare Ludwigshafen GmbH	Ludwigshafen am Rhein, Germany
Nephrocare Mannheim GmbH	Mannheim, Germany
Nephrocare Mettmann GmbH	Mettmann, Germany
Nephrocare Mönchengladbach GmbH	Mönchengladbach, Germany
Nephrocare Mühlhausen GmbH	Mühlhausen, Germany
Nephrocare München-Ost GmbH	Munich, Germany
Nephrocare Münster GmbH	Münster, Germany
Nephrocare MVZ Aalen GmbH	Aalen, Germany
Nephrocare Oberhausen GmbH	Oberhausen, Germany
Nephrocare Papenburg GmbH	Papenburg, Germany
Nephrocare Pirmasens GmbH	Pirmasens, Germany
Nephrocare Püttlingen GmbH	Püttlingen, Germany
Nephrocare Recklinghausen GmbH	Recklinghausen, Germany
Nephrocare Rostock GmbH	Rostock, Germany
Nephrocare Salzgitter GmbH	Salzgitter, Germany
Nephrocare Schrobenhausen GmbH	Schrobenhausen, Germany
Nephrocare Schwandorf-Regenstauf GmbH	Schwandorf, Germany
Nephrocare Starnberg GmbH	Starnberg, Germany
Nephrocare Wetzlar GmbH	Wetzlar, Germany
Nephrocare Witten GmbH	Witten, Germany
Nephrologisch-Internistische Versorgung Ingolstadt GmbH	Ingolstadt, Germany
Nova Med GmbH Vertriebsgesellschaft für medizinischtechnische Geräte und Verbrauchsartikel	Bad Homburg v. d. Höhe, Germany
VIVONIC GmbH	Sailauf, Germany
Zentrum für Nieren- und Hochdruckkrankheiten Bensheim GmbH	Bensheim, Germany

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

b) Cash and cash equivalents

Cash and cash equivalents comprise cash funds and all short-term investments (measured at fair value through profit and loss) with original maturities of up to three months. Short-term investments are highly liquid and readily convertible into known amounts of cash. The risk of changes in value is insignificant.

c) Trade accounts and other receivables from unrelated parties

Trade accounts and other receivables from unrelated parties are recognized initially at fair value and subsequently at amortized cost. For information regarding expected credit losses, see note 2 c).

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

f) Leases

A lease is defined as a contract that conveys the right to use an underlying asset for a period of time in exchange for consideration. According to IFRS 16, a contract is or contains a lease if:

●	the underlying asset is identified in the contract, and
●	the customer has both the right to direct the identified asset’s use and to obtain substantially all the economic benefits from that use.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Lease liabilities

Lease liabilities are initially recognized at the present value of the following payments:

●	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable,
●	variable lease payments (linked to an index or interest rate),
●	expected payments under residual value guarantees,
●	the exercise price of purchase options, where exercise is reasonably certain,
●	lease payments in optional renewal periods, where exercise of extension options is reasonably certain, and
●	penalty payments for the termination of a lease, if the lease term reflects the exercise of the respective termination option.

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

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the respective lease. Right-of-use assets are stated at cost less accumulated depreciation. Upon initial recognition, cost comprises of:

●	the initial lease liability amount,
●	initial direct costs incurred when entering into the lease
●	(lease) payments before commencement date of the respective lease, and
●	an estimate of costs to dismantle and remove the underlying asset,
●	less any lease incentives received.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

g) Intangible assets and goodwill

Intangible assets such as non-compete agreements, technology, distribution agreements, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements and customer relationships are recognized and reported apart from goodwill (see note 11). If acquired, those intangible assets are recorded at estimated fair value at the date of the acquisition. Patient relationships, however, are not reported as separate intangible assets due to the missing contractual basis but are part of goodwill.

Expenditures related to application software, either hosted by the Company or within a software as a service arrangement, that fully meet the criteria for the recognition of an intangible asset set out in IAS 38, Intangible Assets (“IAS 38”) are capitalized as intangible assets.

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

Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful lives which, on average, are 7 years. Technology is amortized over its average useful lives of 12 years. Internally developed intangibles are amortized on a straight-line basis over their average useful lives of 7 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful lives which on average is 13 years. Customer relationships are amortized over their average useful lives of 16 years. All other intangible assets are amortized over their weighted average useful lives of 8 years. The weighted average useful life of all amortizable intangible assets is 10 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment (see note 1 o)).

To perform the annual impairment test of goodwill, the Company identified its groups of cash generating units (“CGU”s) and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes.

One group of CGUs was identified in each of the Company’s operating segments. For the purpose of goodwill impairment testing, all corporate assets and liabilities are allocated to the groups of  CGUs. At least once a year, the Company compares the recoverable amount of each group of CGUs to the group of CGUs’ carrying amount. The recoverable amount is defined as the higher of the value in use or the fair value less cost of disposal of a group of CGUs. In a first step, the value in use of the group of CGUs is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the group of CGUs. In case that the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the goodwill.

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the recoverable amounts of the smallest identifiable group of assets that generate largely independent cash inflows with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach or other methods, if appropriate.

For further information see note 2 a).

h) Financial instruments

The Company classifies its financial instruments in accordance with IFRS 9 in the following measurement categories: at amortized cost, at fair value through profit and loss (“FVPL”) and at fair value through other comprehensive income (“FVOCI”).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Financial assets are classified depending on the business model in which the financial assets are held and the contractual terms of the cash flows. Financial assets are only reclassified when the business model for managing those assets changes. During the reporting period, no financial instruments were reclassified. Purchases and sales of financial assets are accounted for on the trading day. The Company makes use of the fair value option, which allows financial instruments to be classified at FVPL upon initial recognition, in very rare cases. At initial recognition financial assets and financial liabilities are measured at fair value. Subsequent measurement is either at cost, FVPL or FVOCI.

In general, financial liabilities are classified and subsequently measured at amortized cost, with the exception of contingent consideration resulting from a business combination, put option liabilities as well as derivative financial liabilities.

Investments in equity instruments are recognized and subsequently measured at fair value. The Company’s equity investments are not held for trading. In general, changes in the fair value of equity investments are recognized in the income statement. However, at initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic equity investments in other comprehensive income (loss) (“OCI”).

The Company invested in several debt securities, with the objective to achieve both collecting contractual cash flows and selling the financial assets. All debt securities are consequently measured at fair value. Some of these securities give rise on specified dates to cash flows that are solely payments of principal and interest. These securities are subsequently measured at FVOCI. Other securities are measured at FVPL.

The Company, as option writer of existing put options, can be obligated to purchase the noncontrolling interests held by third parties. The obligations are in the form of put liabilities and are exercisable at the third-party owners’ discretion within specified periods or upon the occurrence of certain events as outlined in each specific put option. If these put option liabilities were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The initial recognition and subsequent measurement are recognized in equity of the Company. For further information related to the estimation of these fair values, see note 23.

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

Changes in the fair value of derivative financial instruments designated and qualifying as cash flow hedges are recognized in accumulated OCI (“AOCI”) in shareholders’ equity. The Company only designated the change in fair value of the spot element of foreign exchange forward contracts as the hedging instrument in cash flow hedging relationships and uses a hedge ratio for designated risks of 1:1. The forward elements are separately accounted for as cost of hedging in a separate component within AOCI. The ineffective portion of cash flow hedge is recognized in the income statement.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

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

In case of objective evidence of impairment there is an assignment to stage 3. The assignment of a financial asset to stage 3 should rely on qualitative knowledge on the customers’ unfavorable financial position (for example bankruptcy, lawsuits with private or public payers), or quantitative criteria, based on an individual maturity analysis. Independently, there is an assignment to stage 3 if the contractual payments are overdue by more than 360 days. When a counterpart defaults, all financial assets against this counterpart are considered impaired. The definition of default is mainly based on payment practices specific to individual regions and businesses.

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

For accounts receivable, the Company uses the simplified method which requires recognizing lifetime expected credit losses at inception. However, expected credit losses on cash and cash equivalents are measured according to the general method based on IFRS 9.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Based on the external credit ratings of the counterparties the Company considers that its cash and cash equivalents have a low credit risk (as the counterparties are generally investment grade). A significant increase in credit risk will be assessed based on qualitative as well as quantitative information.

j) Foreign currency translation

For purposes of these consolidated financial statements, the euro is the reporting currency. The requirement to report in euro arises from Section 315e HGB and Section 244 HGB. Substantially all assets and liabilities of foreign subsidiaries that use a functional currency other than the euro are translated at year-end exchange rates, while profit and loss positions are translated at average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in AOCI. In addition, the translation adjustments of certain intercompany borrowings, which are of a long-term nature, are reported in AOCI. Transactions in foreign currencies recorded by subsidiaries are accounted for at the prevailing spot rate on the date of the respective transaction. Foreign exchange gains and losses resulting from the settlement of such transactions are generally recognized in profit and loss. Financial instruments denominated in a foreign currency are revalued at the spot rate as of the date of the consolidated statement of financial position.

The exchange rates of the United States (“U.S.”) dollar affecting foreign currency translation developed as follows:

Exchange rates

	December 31, 2021	December 31, 2020	2021	2020	2019

	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.88292	0.81493	0.84549	0.87550	0.89328

k) Revenue recognition

For both health care services revenue and health care products revenue, amounts billed to  patients, third party payors and customers are recorded net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

Health care services

Health care services revenue, other than insurance revenues discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment at an amount to which the Company expects to be entitled. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company’s standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, such as Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the Company concludes that the consideration is variable (“implicit price concession”) and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions based primarily upon past collection history. Upon receipt of new information relevant for the determination of the implicit price concession, the Company constrains, or adjusts the constraints for the variable consideration of the transaction price.

The Company has entered into sub-capitation and other shared savings arrangements with certain payors to provide care to certain ESKD and chronic kidney disease patients. Under these arrangements, a baseline per patient per month amount is established. If the Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

provides complete care for less than the baseline, it retains the difference. If the cost of complete care exceeds the baseline, the Company may owe the payor the difference.

In the U.S., the Company generates revenue from insurance contracts in accordance with IFRS 4, Insurance Contracts (“IFRS 4”). Insurance premium revenue is recognized as earned each month and risk adjustments are offset against revenue.

Revenue from insurance contracts is disclosed as part of “Other revenue” separately from “Revenue from contracts with customers” in the notes to the consolidated financial statements.

Health care products

In the health care product business, major revenues are generated from the sale of dialysis machines and water treatment systems, home hemodialysis products, disposable products and maintenance agreements for the Company´s health care products. Revenues from the sale of dialysis machines and water treatment system are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device. A small portion of the Company´s revenue is recognized from sales of dialysis machines, home hemodialysis products and other products used for in-center hemodialysis treatment to distributors. When the distributor is the principal in the contract, the revenue allocated to the machine or the products will be recognized upon transfer of control to the distributor. In case the Company is committed to perform the installation, revenue allocated to the installation, as a separate performance obligation, would be recorded upon installation of the machine at the end-customers’ premises. In case the distributor is only an agent in the contract, revenue for sale of the machine would be recorded upon installation.

Under consignment arrangements revenue is recognized upon withdrawal of the products by the customer.

Maintenance is provided over time, and as such revenue is typically recognized on a straight-line basis as the customer is simultaneously receiving and consuming the benefits provided by the Company’s performance.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

IFRS 15 specifically excludes leases from the scope of the revenue standard. The transaction price of contracts which include lease components is allocated in accordance with IFRS 15. Revenue is recognized separately for the lease and the non-lease components of the contract.

Revenue from lease contracts is disclosed as part of “Other revenue” separately from “Revenue from contracts with customers” in the notes to the consolidated financial statements.

l) Capitalized interest

The Company includes capitalized interest as part of the cost of the asset if it is directly attributable to the acquisition, construction or manufacture of qualifying assets. For the fiscal years 2021, 2020 and 2019, interest of €4,167, €4,963 and €7,240, based on an average interest rate of 2.89%, 3.67% and 3.84%, respectively, was recognized as a component of the cost of assets.

m) Research and development expenses

Research is the original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge. Development is the technical and commercial implementation of research results and takes place before the start of commercial production or use. Research costs are expensed as incurred. Development costs that fully meet the criteria for the recognition of an intangible asset set out in IAS 38 are capitalized as intangible asset.

n) Income taxes

Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the single entity’s financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax credits and tax loss carryforwards which are probable to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantially enacted by the end of the reporting period. A change in tax rate for the calculation of deferred tax assets and liabilities is recognized in the period the new laws are enacted or substantively enacted. The effects of the adjustment are generally recognized in the income statement. The effects of the adjustment are recognized in equity, if the temporary differences are related to items directly recognized in equity.

Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. In addition, deferred tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. A deferred tax asset is recognized to the extent that the utilization of parts or all of it is probable because sufficient taxable profit will be available (see note 4 g). The determination of future taxable income is based on assumptions on future market conditions and future profits of FMC-AG & Co. KGaA and considers all currently available information as well as the level of historical taxable income. In addition, the determination of the recoverable amount of deferred tax assets considers implemented tax strategies.

With respect to the interpretation of tax laws, the amount and the timing of future taxable income, complex tax rules may lead to uncertainties in tax treatments. The Company recognizes assets and liabilities for uncertain tax treatments based on reasonable estimates to the extent it is probable the tax will be recovered or that the tax will be payable, respectively.

In North America and Germany, interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore are accounted for under IAS 37. All other jurisdictions account for interest and penalties related to income taxes in accordance with local tax rules of the respective tax jurisdiction either under IAS 37 or as income tax expense under

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

IAS 12. Under IAS 37, penalties related to income taxes, including uncertain tax treatments, are recorded within selling, general and administrative expense. Additionally, in accordance with IAS 37, interest related to income taxes, including uncertain tax treatments, are recorded within other (income) expense.

o) Impairment

The Company reviews the carrying amount of its property, plant and equipment, its intangible assets with definite useful lives, its right-of-use assets as well as other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the asset’s recoverable amount in accordance with IAS 36, Impairment of Assets (“IAS 36”). The fair value less cost of disposal of an asset is estimated as its net realizable value. The value in use is the present value of future cash flows expected to be derived from the relevant asset. If it is not possible to estimate the future cash flows from the individual assets, impairment is tested on the basis of the corresponding group of CGUs.

Impairment losses, except impairment losses recognized on goodwill, are reversed up to the amount of the amortized acquisition cost, as soon as the reasons for impairment no longer exist.

Non-current assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Non-current assets to be disposed of other than by sale are considered to be held and used until disposal.

p) Debt issuance costs

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. Debt issuance costs related to undrawn credit facilities are presented in Other assets. These costs are amortized over the term of the related obligation or credit facility.

For further information see note 14.

q) Self-insurance programs

See note 2 d).

r) Concentration of risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment as well as providing other health care services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental health care programs administered by the U.S. government, were approximately 27%, 32%, and 33% of the Company’s worldwide revenues in 2021, 2020 and 2019, respectively.

See note 2 c) for concentration risks of debtors or group of debtors as well as note 8 for discussion of suppliers with long-term purchase commitments.

s) Legal contingencies

See note 2 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

t) Other provisions

In accordance with IAS 37, accruals for taxes and other obligations are recognized when there is a present obligation to a third party arising from past events, it is probable that the obligation will be settled in the future and the required amount can be reliably estimated. Provisions by their nature are more uncertain than most other items in the statement of financial position.

Non-current provisions with a remaining period of more than one year are discounted to the present value of the expenditures expected to settle the obligation. The applied discount rate is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

u) Earnings per share

Basic earnings per share is calculated in accordance with IAS 33, Earnings per Share (“IAS 33”). Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued. For the calculation of basic earnings per share, treasury stock is not considered outstanding and is therefore deducted from the number of shares outstanding.

Equity-settled awards granted under the Company’s stock incentive plans (see note 20) are potentially dilutive equity instruments.

v) Treasury stock

The Company may, from time to time, acquire its own shares (“Treasury Stock”) as approved by its shareholders. The acquisition, sale or retirement of its Treasury Stock is recorded separately in equity. The value of such Treasury Stock is shown as a reduction of the Company’s equity.

w) Employee benefit plans

Pension obligations for post-employment benefits are measured in accordance with IAS 19, Employee Benefits (“IAS 19”), using the projected unit credit method, taking into account future salary and trends for pension increase.

The Company uses December 31 as the measurement date when measuring the net pension liability.

For the Company’s funded benefit plans the defined benefit obligation is offset against the fair value of plan assets (net pension liability). Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies. A pension liability is recognized in the consolidated balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under “Other non-current assets” in the consolidated balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of refund against the fund or a right to reduce future payments to the fund.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

x) Share-based plans

The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity instruments granted to the Management Board and executive employees of the Company and its subsidiaries by FMC-AG & Co. KGaA is measured in accordance with IFRS 2, Share-based Payment (“IFRS 2”) using the binomial option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions, as defined in the respective plan terms, a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

The balance sheet date fair value of cash-settled phantom stock granted to the Management Board and executive employees of the Company is calculated in accordance with IFRS 2 using the binomial option pricing model. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the phantom stock plans. For certain exceptions as defined in the respective plan terms, a shorter vesting period may apply after which the phantom stock will not forfeit in any way. In such cases the vesting period is shortened accordingly.

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

y) Government grants

In accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, government grants, including non-monetary grants at fair value, are recognized only when there is reasonable assurance that the Company will comply with all conditions attached to the grant and that the grants will be received. Government grants or government assistance are recognized directly against the respective qualifying expense in either the cost of revenue line item or selling, general and administrative expense line item within the statement of profit and loss. Amounts received for which a respective cost is not yet incurred are recorded as a liability on the Company’s consolidated balance sheet and offset against all qualifying costs that are incurred in future periods.

The Company and its patient population continued to be impacted by severe acute respiratory syndrome coronavirus 2 (“COVID-19”).

On March 27, 2020, the U.S. administration signed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) which provides relief funds to hospitals and other health care providers in connection with the impact of the on-going COVID-19 pandemic. During the fourth quarter of 2021, the Company received, for entities in which the Company has less than 100% ownership, an additional $122,025 (€103,171) in new U.S. Department of Health and Human Services funding (“Provider Relief Fund Phase 4”) available for health care providers affected by the COVID-19 pandemic, of which the Company recognized operating income of $58,491 (€49,454) used to offset eligible costs in 2021. The Company currently estimates that all funds received from grants comply with the terms and conditions associated with the funding received. Additional guidance may be released from the U.S. Department of Health and Human Services with regards to the application of CARES Act and Provider Relief Fund Phase 4 relief funds which could affect the Company’s estimate as of December 31, 2021. All funding received in the U.S. is to be applied solely to the Company’s U.S. operations. In accordance with the conditions of the funding received under the grants, the Company is obliged and committed to fulfilling all the requirements of the grant funding arrangements in the respective jurisdictions in which funding was received. The Company has determined that there is reasonable assurance that it will continue to be entitled to the amounts received and comply with the requirements related to the grants.

z) Impacts of the climate change on accounting

In 2021, the Company analyzed potential sustainability risks in the areas of climate change and water scarcity. In both areas, the Company has not identified any significant risks for its business model. Therefore, the Company does not currently expect any material impact of sustainability risks on the accounting.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

aa) Recent pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the year ended December 31, 2021 in conformity with IFRS that have to be applied for fiscal years beginning on January 1, 2021. For the year ended December 31, 2021, there were no recently implemented accounting pronouncements that had a material effect on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. In June 2020 and December 2021, further amendments were published. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

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

On July 15th, 2020, the IASB deferred the effective date by one year to provide companies with more time to implement any classification changes resulting from the amendments. The Amendments to IAS 1 are now effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company has evaluated the impact of the amendments to IAS 1 on the consolidated financial statements and determined there is no material impact.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2.    Significant judgments and sources of estimation uncertainties

The Company’s reported results of operations, financial position and net assets are sensitive to significant judgments, assumptions and estimates that are the basis for its financial statements. The critical accounting policies, the judgments made in the creation and application of these policies and the sensitivities of reported results to changes in accounting policies, significant judgments and estimates are factors to be considered along with the Company’s financial statements. In the opinion of the Management of the Company, the following accounting policies, significant judgments and sources of estimation uncertainties are critical for the consolidated financial statements in the present economic environment.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

a)    Recoverability of goodwill and intangible assets

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, technology and customer relationships as well as licenses and distribution agreements. In addition, the Company recognizes internally developed intangible assets related to research and development and software development projects. At December 31, 2021, the carrying amount of goodwill and non-amortizable intangible assets amounted to €14,587,519 (€13,168,605 at December 31, 2020) representing approximately 42% and 42% of the Company’s total assets at December 31, 2021 and 2020, respectively.

In accordance with IAS 36, the Company performs an impairment test of goodwill and non-amortizable intangible assets at least once a year for each group of CGUs or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable (see also note 1 g).

To comply with IFRS to determine possible impairments of these assets, the value in use of the group of CGUs is first compared to the group of CGUs’ carrying amount. In cases where the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs.

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the recoverable amounts of the smallest identifiable group of assets that generate largely independent cash inflows with their carrying values.An intangible asset’s fair value is determined using a discounted cash flow approach or other methods, if appropriate.

The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (‘‘WACC’’) specific to that group of CGUs. The Company’s WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each group of CGUs, until they are appropriately integrated. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. The key assumptions represent management’s assessment of future trends and have been based on historical data from both external and internal sources. In determining discounted cash flows, the Company utilizes for every group of CGUs its three-year budget, projections for years four to ten and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services.

The following table shows the key assumptions of value-in-use calculations:

Key assumptions

in %

	North America (1)		EMEA		Asia-Pacific (1)		Latin America
	2021	2020	2021	2020	2021	2020	2021	2020
Average revenue growth in ten year projection period	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit
Residual value growth	1.00	1.00	1.00	1.00	4.00	4.00	1.60	1.60
Pre-tax WACC	5.78	6.42	7.14	8.64	5.34	6.40	10.62 - 19.87	13.29 - 24.28
After-tax WACC	4.58	5.08	5.23	6.21	4.91	5.65	7.00 - 16.25	9.14 - 20.13
(1)	There are no reasonably possible changes in assumptions that would lead to an impairment in these groups of CGUs.

An overview of the carrying amounts of goodwill and intangibles with indefinite useful life for each group of CGUs is shown in note 11.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

A prolonged downturn in the health care industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing health care services and for procuring and selling health care products or a significant increase of mortality of patients with chronic kidney diseases which may be attributable to COVID-19 could adversely affect the Company’s estimated future cash flows. Future adverse changes in a cash-generating unit’s economic environment of a group of CGUs could affect the country specific risk rate and therefore the discount rate. Equally an increase of the general interest rate level could affect the base rate and therefore the discount rate. A decrease in the estimated future cash flows and/or a decline in the cash-generating units economic environment could result in impairment charges to goodwill and other intangible assets with indefinite useful life which could materially and adversely affect the Company’s future financial position and operating results.

In 2020, as a result of the annual impairment test of goodwill, the Latin America group of CGUs recognized an impairment of goodwill in the amount of €193,978 and trade names in the amount of €490 to reduce the carrying amount of goodwill and trade names (together the “Impairment Loss”). The impairment was driven by a macro-economic downturn and increasing risk adjustment rates for certain countries in Latin America. Additionally, the recoverable amount of the EMEA group of CGUs exceeded the carrying amount by €1,956,852 and €492,736 as of December 31, 2021 and 2020, respectively. The following table shows the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Sensitivity analysis

Change in percentage points	EMEA
	2021	2020
Pre-tax WACC	2.95	0.91
After-tax WACC	2.09	0.64
Operating income margin of each projection year	(3.49)	(1.16)

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

c) Trade accounts and other receivables from unrelated parties and expected credit losses

Trade accounts and other receivables from unrelated parties are a substantial asset of the Company and the expected credit losses are based upon a significant estimate made by management. Trade accounts and other receivables from unrelated parties were €3,409,061 and €3,153,045 at December 31, 2021 and 2020, respectively, net of expected credit losses of €163,929 at December 31, 2021 and €142,372 at December 31, 2020.

The Company sells health care products directly or through distributors in around 150 countries and provides health care services in around 50 countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Receivables resulting from health care services are recognized and billed at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which the Company has contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at the Company’s standard rates for services and, in the Company’s North America Segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the expected credit losses are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of receivables is reviewed locally on a regular basis, generally monthly. For further information, see note 1 k).

In the Company’s North America Segment operations, the collection process is usually initiated shortly after service is provided or upon the expiration of the time provided by contract. For Medicare and Medicaid, once the services are approved for payment, the collection process begins upon the expiration of a period of time based upon experience with Medicare and Medicaid. In all cases where co-payment is required the collection process usually begins within 30 days after service has been provided. In those cases where claims are approved for amounts less than anticipated or if claims are denied, the collection process usually begins upon notice of approval of the lesser amounts or upon denial of the claim. The collection process can be confined to internal efforts, including the accounting and sales staffs and, where appropriate, local management staff. If appropriate, external collection agencies may be engaged.

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

Due to the number of subsidiaries and different countries that the Company operates in, the Company’s policy of determining when an individual expected credit loss is required considers the appropriate individual local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low to moderate credit risks. It is the Company’s policy to determine when receivables should be classified as bad debt on a local basis taking into account local payment practices and local collection experience. An individual expected credit loss is calculated locally if specific circumstances indicate that amounts will not be collectible.

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

Write offs are taken on a claim-by-claim basis. Due to the fact that a large portion of its reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectible, albeit potentially more slowly outside the North America Segment. A significant change in the Company’s collection experience, deterioration in the aging of receivables and collection difficulties could require that the Company increases its estimate of the expected credit losses. Any such additional bad debt charges could materially and adversely affect the Company’s future operating results.

If, in addition to the Company’s existing expected credit losses, 1% of the gross amount of the Company’s trade accounts and other receivables from unrelated parties as of December 31, 2021 were uncollectible through either a change in the Company’s estimated contractual adjustment or revised estimate of the collectability, the Company’s operating income for 2021 would have been reduced by approximately 1.9%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the portion of major debtors or debtor groups of trade accounts and other receivables from unrelated parties as of December 31, 2021 and 2020. Other than U.S. Medicare and Medicaid, no single debtor accounted for more than 5% of total trade accounts and other receivables from unrelated parties in either of these years.

Composition of trade accounts and other receivables from unrelated parties

	December 31,
	2021	2020

U.S. Government health care programs	32%	30%
U.S. commercial payors	15%	14%
U.S. hospitals	4%	5%
Self-pay of U.S. patients	2%	3%
Other North America Segment payors	3%	2%
Product customers and health care payors outside the North America Segment	44%	46%
Total	100%	100%

d) Self-insurance programs

Under the Company’s insurance programs for professional, product and general liability, auto liability, worker’s compensation and medical malpractice claims, the Company’s largest subsidiary which is located in the U.S. is partially self-insured for professional liability claims. For all other coverages, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts. For further information, see note 12 and note 15.

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

f) Income taxes

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. Different interpretations of tax laws, particularly due to the Company’s international activities, may lead to potential additional tax payments or tax refunds for prior years. To consider income tax liabilities or income tax receivables of uncertain tax assessments management’s estimations are based on experiences with previous tax audits and local tax rules of the respective tax jurisdiction and the interpretation of such. Differences between actual results and management’s estimates or future changes in these estimates may have an impact on future tax payments or tax refunds. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. For further information to estimates related to the recoverability of deferred taxes, see notes 1 n) and 4 g).

The German Federal Constitutional Court has declared that the interest rate pursuant to Section 233a of the German Tax Code is unconstitutional in its current form. As a result, there is uncertainty over the specific interest rate to be applied for interest on income tax receivables and liabilities for future periods, starting in 2019. Until new legal regulations are passed, this interest rate can only be determined using best estimates consistent with accounting standards. For best possible harmonization of opportunity and risk, management has used a conservative approach at the reporting date as part of its discretionary decision, considering all available information and explanations of the judgment.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

As of December 31, 2021, the chosen interest rate is 0.375% per month.

g) Business combinations

The Company measures the noncontrolling interest in an acquisition at fair value and classifies costs related to its business combinations within general and administrative expense. In determining whether an intangible asset related to a business combination is identifiable and should be separated from goodwill, significant judgment is required. Additionally, estimation of the acquisition-date fair values of identifiable assets acquired and liabilities assumed also involves significant judgment. The applicable measurements and inputs used in this estimation (including revenue growth rates, gross profit margin adjusted for synergy assumptions associated with manufacturing savings and the discount rate) are based upon information available at the acquisition date using expectations and assumptions that management deems reasonable. Such judgments, estimates and assumptions could materially affect the Company’s business, results of operations and financial condition, primarily due to:

●	Fair values assigned to assets subject to depreciation and amortization directly impact the depreciation and amortization recorded in the Company’s consolidated statements of income in periods subsequent to a related acquisition.
●	Any subsequent measurement resulting in a decrease in the estimated fair values of assets acquired may result in impairment.
●	Subsequent changes resulting in an increase or decrease to the estimated fair values of liabilities assumed may result in additional expense or income, respectively.

For further information on business combinations, see note 3.

h) COVID-19

Due to the global implications of the COVID-19 pandemic as well as an increase in mortality of patients with chronic kidney diseases and an increase in persons experiencing renal failure, management judgments and estimates are subject to increased uncertainty. Actual amounts may differ from judgments and estimates made by management and changes could have a material impact on the Company’s consolidated financial statements. The Company included all available information on the expected economic developments and country-specific governmental mitigation measures when updating its judgments and estimates. This information was also included in the analysis of the recoverability and collectability of assets as well as trade accounts and other receivables from unrelated parties.

It is difficult to predict the duration and/or significance of the COVID-19 pandemic’s impact on assets, liabilities, results of operations and cash flows. The Company bases its estimates and assumptions on existing knowledge and information available and assumes that the COVID-19 pandemic will begin to ease as vaccine programs continue globally.

For further information on the impacts of COVID-19 related to government relief, see note 4 h).

i) Leases and interest rate determination

IFRS 16 requires the Company to make judgments that affect the valuation of lease liabilities as well as of right- of-use assets (see notes 21 and 23), including the determination of which contracts are within the scope of IFRS 16, identifying the contract lease term and determining the incremental borrowing rate.

The Company applies both the short-term and low-value lease exemption. These leases are exempt from balance sheet recognition and lease payments are recognized as expenses over the lease term. IFRS 16 is not applied to leases of intangible assets. For lease contracts that include both lease and non-lease components that are not separable from lease components, no allocation is performed. Each lease component and any associated non-lease components are accounted for as a single lease. If the lease contracts include the lease and non-lease costs separately, the lease contract costs are divided into lease and non-lease components.

The lease term is determined as the non-cancellable period of a lease, together with periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

reasonably certain not to exercise that option. During the “reasonably certain” assessments, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise, or not to exercise, an option, including any expected changes in facts and circumstances (e.g., contract-, object-, entity- or market-specific factors) from the commencement date until the exercise date of the option. Other examples of considered terms are termination penalties or costs relating to the termination of the lease, such as negotiation costs, relocation costs, costs of identifying another lease asset suitable for the Company’s needs, costs of integrating a new asset into the Company’s operations and termination penalties and similar costs, including costs associated with returning the underlying asset in a contractually specified condition or to a contractually specified location. Additionally, the Company’s historical practice regarding the period over which it has typically used particular types of assets, and its economic reasons for doing so, is also relevant. Unrecognized extension options are shown as potential future cash outflows (see note 21).

The Company uses the rate implicit in the lease if agreed with the lessor and/or available, while the incremental borrowing rate is used for all other leases. The incremental borrowing rate is defined as the rate that the lessee would have to pay on the commencement date of the lease for a similar loan (regarding its term, security, underlying asset, and economic environment). The incremental borrowing rate is determined when the Company initiates a lease contract or changes an existing lease. The interest rate is calculated based on following components: available interest rate sampling points, group risk margins, shadow rating (credit risk) margins, country risk margins, handling margins and other risk margins.

3. Acquisitions, investments (including debt securities), purchases of intangible assets, divestitures and sale of debt securities

The Company completed acquisitions, investments (including debt  securities) and the purchase of intangible assets in the amount of €628,411, €406,644 and €2,297,173 in 2021, 2020 and 2019, respectively. In 2021, €563,252 was paid in cash and €65,159 were assumed obligations and non-cash consideration. In 2020, €355,386 was paid in cash and €51,258 were assumed obligations and non-cash consideration. In 2019, €2,232,671 was paid in cash and €64,502 were assumed obligations and non-cash consideration.

Acquisitions

The Company made acquisitions of €389,965, €265,612 and €2,224,599 in 2021, 2020 and 2019, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. In 2021, €324,806 was paid in cash and €65,159 were assumed obligations and non-cash consideration. In 2020, €214,836 was paid in cash and €50,776 were assumed obligations and non-cash consideration. In 2019, €2,160,097 was paid in cash and €64,502 were assumed obligations and non-cash consideration.

The Company’s acquisition spending was driven primarily by the purchase of dialysis clinics in the normal course of its operations in 2021, 2020 and 2019 as well as the acquisition of NxStage Medical, Inc. (“NxStage”) in 2019.

Impacts on consolidated financial statements from acquisitions

The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company’s financial statements and operating results from the effective date of acquisition. The measurement period adjustments from the previous year’s acquisitions did not have a significant impact on the consolidated financial statements in 2021.

The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €444,835 and €258,544 at December 31, 2021 and 2020, respectively.

The purchase price allocations for all collectively and individually non-material acquisitions for 2021 are not yet finalized. The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocations, primarily related to property, plant and equipment, intangible assets, accounts receivable and other liabilities. In 2021, based on preliminary purchase price allocations, the Company recorded €444,835 of goodwill and €7,398 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the established streams of future cash flows for these acquisitions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Business combinations during 2021 increased the Company’s net income (net income attributable to shareholders of FMC-AG & Co. KGaA) by €3,182, excluding the costs of the acquisitions, and revenue increased by €88,252. Total assets increased €547,146 due to business combinations.

Acquisition of NxStage Medical, Inc.

On February 21, 2019, the Company acquired all of the outstanding shares of NxStage for $30.00 (€26.42) per common share. The total acquisition value of this business combination, net of cash acquired, was $1,976,235 (€1,740,563 at date of closing). NxStage is a medical technology company that develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. This acquisition was part of the Company’s stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company’s business model and can be integrated without disruption to its existing business, requiring little or no realignment of its structures. The NxStage acquisition was consistent in this regard as it supplemented the Company’s existing business.

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

As of the acquisition date amortizable intangible assets (primarily technology in the amount of $660,300 (€581,557)) acquired in this acquisition have weighted average useful lives of 13 years.

Goodwill in the amount of $1,201,613 (€1,058,317) was acquired as part of the NxStage acquisition and is allocated to the North America Segment.

NxStage’s results have been included in the Company’s consolidated statement of income since February 21, 2019. Specifically, NxStage has contributed revenue and an operating loss in the amount of $294,281 (€262,875) and $31,145 (€27,821), respectively, to the Company’s consolidated operating income in 2019. This operating loss amount does not include synergies which may have resulted at consolidated entities outside NxStage since the acquisition closed.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

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

Investments (including debt securities) and purchases of intangible assets

Investments (including debt securities) and purchases of intangible assets were €238,446, €141,032 and €72,574 in 2021, 2020 and 2019, respectively. These amounts were primarily driven by investments in debt securities in 2021 and 2020 as well as investments in debt securities and equity investments in 2019. Of these amounts, €238,446, €140,550 and €72,574 were paid in cash in 2021, 2020 and 2019, respectively.

Divestitures and sale of debt securities

Proceeds from divestitures and sale of debt securities were €201,203, €77,509 and €79,427 in 2021, 2020 and 2019, respectively. These amounts mainly related to the divestment of debt securities in 2021, the divestment of debt securities and certain research & development investments in 2020, and the divestment of MedSpring Urgent Care Centers in Texas, a California based cardiovascular business, sales of debt securities as well as B.Braun Medical Inc.’s purchase of NxStage’s bloodlines business in connection with the Company’s acquisition of NxStage in 2019. In 2021, €196,960 was received in cash and €4,243 were non-cash components. In 2020, €56,849 was received in cash and €20,660 were non-cash components. In 2019, €59,940 was received in cash and €19,487 were non-cash components.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

4.     Notes to the consolidated statements of income

a)      Revenue

The Company has recognized the following revenue in the consolidated statements of income for the years ended December 31, 2021, 2020 and 2019:

Revenue

in € THOUS

	2021			2020			2019
	Revenue from			Revenue from			Revenue from
	contracts with	Other		contracts with	Other		contracts with	Other
	customers	revenue	Total	customers	revenue	Total	customers	revenue	Total

Health care services	13,479,438	396,844	13,876,282	13,810,589	303,810	14,114,399	13,623,319	248,900	13,872,219
Health care products	3,623,951	118,452	3,742,403	3,639,995	104,669	3,744,664	3,478,817	125,519	3,604,336

Total	17,103,389	515,296	17,618,685	17,450,584	408,479	17,859,063	17,102,136	374,419	17,476,555

For further information on the revenue attributable to the Company’s operating segments, see note 26.

The Company has recognized the following amounts as receivables and contract liabilities relating to contracts with customers for the years ended December 31, 2021 and 2020:

Trade accounts receivables from unrelated parties and contract liabilities in € THOUS

	2021	2020

Trade accounts receivables from unrelated parties	3,309,353	3,084,311
Contract liabilities	428,034	876,051

Impairment loss in the amount of €43,968, €27,541 and €41,982 for the years ended December 31, 2021, 2020 and 2019, respectively, related to receivables arising from contracts with customers.

The change in the contract liabilities balance during the period results primarily from advance payments received under the Centers for Medicare and Medicaid Services’ (“CMS”) Accelerated and Advance Payment program which are recorded as contract liabilities upon receipt and recognized as revenue when the respective services are provided.

Contract liabilities also relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer.

Contract liabilities are shown in the consolidated balance sheet in line items “Current provisions and other current liabilities” and “Non-current provisions and other non-current liabilities.”

At December 31, 2021, revenue recognized that was included in the contract liabilities balance at the beginning of the period was €527,066 (2020: €17,790).

At December 31, 2021, performance obligations of €1,428,897 (2020: €1,916,558) are unsatisfied (or partially unsatisfied).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Expected recognition of the transaction price allocated to unsatisfied performance obligations as revenue for the next five years and in the aggregate for the five years thereafter are as follows:

Unsatisfied performance obligations

in € THOUS

	2021	2020

1 year	686,505	856,206
1 - 3 years	383,682	683,293
3 - 5 years	256,922	272,549
5 - 10 years	101,788	104,510
Total	1,428,897	1,916,558

b)    Selling, general and administrative expenses

Selling, general and administrative expenses are generated in the administrative, logistic and selling functions which are not attributable to production or research and development. Furthermore, general and administrative expenses included realized and unrealized foreign exchange gains and losses.

In addition, the Company has recognized, among others, the following general and administrative expenses for the years ended December 31, 2021, 2020 and 2019:

Notable general and administrative expenses

in € THOUS

	2021	2020	2019
Impairment Loss in the Latin America Segment	—	194,468	—
Income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies	(44,300)	(39,540)	(60,471)
Reimbursement payments and funding received related to economic assistance programs to address the consequences of the COVID-19 pandemic (see note 4 h))	(8,716)	(27,414)	—
Net (gain) loss from changes in the fair value of investments, mainly related to equity investments	66,151	(20,938)	(97,375)
(Gain) loss from right-of-use assets	(4,975)	(12,867)	—
Net (gain) loss from the sale of investments and divestitures	(4,054)	(41,938)	(28,720)
Net (gain) loss related to variable payments outstanding for acquisitions mainly due to revaluation	(6,716)	(1,996)	(41,537)
Impairment loss on property, plant and equipment, intangible assets and right-of-use assets	36,554	2,758	37,520
(Gain) loss from the settlement of pension plans (see note 16)	(374)	(331)	(4,754)
Net (gain) loss from the sale of fixed and intangible assets	(21,141)	17,358	28,911

In 2021, general and administrative expenses included costs for restructuring activities related to the Company’s transformation of its operating structure and steps to achieve cost savings (“FME25 Program”) in the amount of €62,862, mainly for the impairment of right-of-use assets and consulting expense.

In 2019, general and administrative expenses also included costs for restructuring activities related to the Company’s cost optimization program in the amount of €91,689, mainly for the impairment of right-of-use assets, the sale of fixed assets as well as severance payments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

c)    Research and development expenses

Research and development expenses of €220,782 (2020: €193,774 and 2019: €168,028) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €6,437 (2020: €5,024 and 2019: €3,052).

d) Cost of materials

The cost of materials for the year ended December 31, 2021, 2020 and 2019 consisted of the following:

Cost of materials

in € THOUS

	2021	2020	2019

Cost of raw materials, supplies and purchased components	3,622,169	3,668,053	3,725,247
Cost of purchased services	240,699	236,302	228,483
Cost of materials	3,862,868	3,904,355	3,953,730

e) Personnel expenses

Included within costs of revenue, selling, general and administrative expenses and research and development expenses are personnel expenses in the amount of €6,962,118, €7,067,407 and €6,799,358 for the years ended December 31, 2021, 2020 and 2019, respectively. Personnel expenses consisted of the following:

Personnel expenses

in € THOUS

	2021	2020	2019

Wages and salaries	5,618,236	5,753,795	5,448,662
Social security contributions and cost of retirement benefits and social assistance	1,343,882	1,313,612	1,350,696
thereof retirement benefits	189,176	181,347	174,009
Personnel expenses	6,962,118	7,067,407	6,799,358

The Company employed the following personnel on a full-time equivalents basis, on average, for the following years:

Employees by function

	2021	2020	2019

Production and Services	105,379	106,797	103,896
Administration	12,571	12,525	11,634
Sales and Marketing	4,601	3,972	3,253
Research and Development	1,192	1,198	1,050
Total employees	123,743	124,492	119,833

f) Net interest

Net interest in the amount of €280,429 (2020: €368,019 and 2019: €429,444) included interest expense of €353,599 (2020: €409,978 and 2019: €491,061) and interest income of €73,170 (2020: €41,959 and 2019: €61,617). Interest expense resulted mainly from the Company’s financial liabilities including outstanding bonds, loans and credit facilities (see note 13 and note 14), lease liabilities and lease liabilities from related parties (see note 5 b) and note 21) as well as interest expense related to uncertain tax treatments. In 2021,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

interest income primarily resulted from a release of interest accruals related to uncertain tax treatments, interest on lease receivables and overdue receivables and income related to royalty receivables. In 2020, interest income primarily results from interest on overdue receivables, valuation of derivatives and lease receivables. In 2019, interest income primarily results from the valuation of the derivatives embedded in the equity-neutral convertible bonds (“Convertible Bonds”), as well as interest on overdue receivables and lease receivables.

g)     Income taxes

Income before income taxes is attributable to the following geographic locations:

Income before income taxes

in € THOUS

	2021	2020	2019

Germany	81,246	160,866	101,734
United States	1,090,797	1,487,931	1,149,149
Other	399,818	287,593	589,231
Total	1,571,861	1,936,390	1,840,114

Income tax expense (benefit) for the years ended December 31, 2021, 2020 and 2019 consisted of the following:

Income tax expense (benefit)

in € THOUS

	2021	2020	2019
Current
Germany	(11,675)	17,879	(59,928)
United States	181,714	242,062	168,503
Other	115,535	129,512	228,773
	285,574	389,453	337,348
Deferred
Germany	18,404	27,844	48,313
United States	47,018	95,444	57,352
Other	1,837	(12,183)	(41,399)
	67,259	111,105	64,266
Total	352,833	500,558	401,614

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

income taxes. The German combined statutory tax rates were 30.14%, for the fiscal year ended December 31, 2021 and 30.21% for 2020 and 2019, respectively.

Reconciliation of income taxes

in € THOUS

	2021	2020	2019

Expected corporate income tax expense	473,759	584,983	555,898
Tax free income	(41,566)	(51,231)	(65,889)
Income from equity method investees	(26,722)	(28,510)	(23,683)
Tax rate differentials	(40,604)	(71,755)	(58,386)
Non-deductible expenses(1)	50,682	106,437	44,283
Taxes for prior years	(38,502)	(2,748)	(5,454)
Noncontrolling partnership interests	(65,489)	(70,300)	(60,724)
Tax rate changes	3,543	4,221	2,743
Change in realizability of deferred tax assets and tax credits	20,736	12,627	8,519
Withholding taxes	5,912	4,858	13,083
Other	11,084	11,976	(8,776)
Income tax expense	352,833	500,558	401,614

Effective tax rate	22.4%	25.9%	21.8%

(1)	Non-deductible tax expenses for the year ended December 31, 2020 included €58,749 related to the Impairment Loss in the Latin America Segment discussed above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2021 and 2020, are presented below:

Deferred income tax assets and liabilities

in € THOUS

	2021	2020
Deferred tax assets
Trade accounts receivable	21,407	16,243
Inventories	73,078	73,087
Intangible assets	5,587	4,817
Property, plant and equipment and other non-current assets	83,946	78,545
Lease Liabilities	904,265	853,352
Provisions and other liabilities	197,765	187,406
Pension liabilities	168,278	148,808
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	97,287	111,861
Derivatives	4,211	11,447
Compensation expense related to stock options	1,763	3,064
Other	40,562	41,598
Total deferred tax assets	1,598,149	1,530,228

Deferred tax liabilities
Trade accounts receivable	47,378	38,753
Inventories	3,808	3,066
Intangible assets	834,190	759,146
Property, plant and equipment and other non-current assets	276,922	228,609
Right-of-use assets	818,314	780,321
Provisions and other liabilities	15,423	13,204
Derivatives	700	1,508
Other	154,506	140,355
Total deferred tax liabilities	2,151,241	1,964,962
Net deferred tax liabilities	(553,092)	(434,734)

In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

Net deferred income tax assets and liabilities

in € THOUS

	2021	2020

Deferred tax assets	315,360	351,152
Deferred tax liabilities	868,452	785,886
Net deferred tax liabilities	(553,092)	(434,734)

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to deferred taxes that are booked directly to equity, the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro and the acquisition and disposal of entities as part of ordinary activities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which the Company operates, and expire as follows:

Net operating loss carryforwards

in € THOUS

For the year ended December 31, 2021		For the year ended December 31, 2020
2022	14,422	2021	14,918
2023	13,972	2022	10,324
2024	21,400	2023	14,163
2025	40,610	2024	29,173
2026	59,632	2025	46,365
2027	25,465	2026	5,840
2028	5,826	2027	7,590
2029	4,484	2028	5,275
2030	2,520	2029	10,585
2031 and thereafter	47,494	2030 and thereafter	166,111
Without expiration date	291,848	Without expiration date	195,637
Total	527,673	Total	505,981

Included in the balance of net operating loss carryforwards at December 31, 2021 are €282,275 (2020: €218,710) not expected to be absorbed. Deferred tax assets regarding this portion are not recognized.

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2021.

The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2021, the Company provided for €8,759 (2020: €7,353) of deferred tax liabilities associated with earnings that are likely to be distributed in the following year(s). Provision has not been made for additional taxes on €9,563,193 (2020: €8,747,019) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

h) Impacts of COVID-19

The Company provides life-sustaining dialysis treatments and other critical health care services and products to patients. The Company’s patients need regular and frequent dialysis treatments, or else they face significant adverse health consequences that could result in hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, to protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, partially offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support health care providers and patients.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company received government grants in various regions in which it operates in the amount of €72,531 and €251,662 for the year ended December 31, 2021 and December 31, 2020, respectively. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns.

The remaining amounts of U.S. government grants received recorded in deferred income was $62,176 (€54,897) and $22,473 (€18,314) at December 31, 2021 and December 31, 2020, respectively (see note 12). In 2020, the Company also recorded a contract liability for advance payments received under the CMS Accelerated and Advance Payment program within current provisions and other current liabilities. Contract liabilities related to the CMS Accelerated and Advance Payment program were $442,568 (€390,754) and $1,046,025 (€852,437) as of December 31, 2021 and December 31, 2020, respectively.

For further information regarding government grants, see note 1 y).

5.    Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at December 31, 2021. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. The Company's related party transactions are settled through Fresenius SE’s cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

The Company entered into a ten-year agreement with a Fresenius SE Company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE Company in the amount of €206 and  €7,183 during the years ended December 31, 2020 and 2019, respectively. Purchases during the year ended December 31, 2021 were negligible.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €1,239,519 of pharmaceuticals, of which €298,024 is committed at December 31, 2021 for 2022. The terms of these agreements run up to four years.

Under the CMS Comprehensive End-Stage Renal Disease (“ESRD”) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	2021		2020		2019		December 31, 2021		December 31, 2020
	Sales of	Purchases of	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	123	38,292	250	29,174	153	29,114	—	6,707	251	3,655
Fresenius SE affiliates	5,657	100,541	4,708	102,323	4,420	105,832	1,544	8,041	824	7,944
Equity method investees	42,391	—	19,730	—	49,052	—	131,661	—	74,935	—
Total	48,171	138,833	24,688	131,497	53,625	134,946	133,205	14,748	76,010	11,599

Products
Fresenius SE	5	—	—	—	3	—	—	—	—	—
Fresenius SE affiliates	50,081	31,719	41,180	44,164	44,771	37,279	13,487	6,000	10,330	5,732
Equity method investees	—	445,714	—	474,100	—	469,474	—	76,444	—	57,207
Total	50,086	477,433	41,180	518,264	44,774	506,753	13,487	82,444	10,330	62,939

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €12,911 and €5,368 at December 31, 2021 and 2020, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	2021			2020			2019
		Interest	Lease		Interest	Lease		Interest	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense(1)	Depreciation	expense	expense(1)
Fresenius SE	7,876	661	1,654	7,925	740	2,452	4,580	501	4,005
Fresenius SE affiliates	13,709	1,092	38	13,236	1,272	572	12,589	1,396	452
Total	21,585	1,753	1,692	21,161	2,012	3,024	17,169	1,897	4,457

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

Lease agreements with related parties
in € THOUS
	December 31, 2021		December 31, 2020
	Right-of-use	Lease	Right-of-use	Lease
	asset	liability	asset	liability
Fresenius SE	48,794	50,997	58,073	58,610
Fresenius SE affiliates	68,181	68,284	80,188	81,410
Total	116,975	119,281	138,261	140,020

c)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2021 and December 31, 2020, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €14,900 and €1,037, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 19, 2022 with an interest rate of 0.6%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on April 21, 2022 with an interest rate of 0.6%.

At December 31, 2021 and December 31, 2020, the Company borrowed from Fresenius SE in the amount of €74,500 at an interest rate of 0.6% and €13,320 on an unsecured basis at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 13.

d)    Key management personnel

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €30,212, €33,284 and €23,905, respectively, for its management services during 2021, 2020 and 2019 and included an annual fee of €120 as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 as of December 31, 2021). As of December 31, 2021 and December 31, 2020, the Company had accounts receivable from the General Partner in the amount

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

of €769 and €4,061, respectively. As of December 31, 2021 and December 31, 2020, the Company had accounts payable to the General Partner in the amount of €24,265 and €20,863, respectively.

For information regarding compensation of the Management Board and the Supervisory Board of the Company see note 28.

6.    Cash and cash equivalents

As of December 31, 2021 and 2020, cash and cash equivalents are as follows:

Cash and cash equivalents

in € THOUS

	2021	2020
Cash	925,134	746,851
Securities and time deposits	556,521	334,688
Cash and cash equivalents	1,481,655	1,081,539

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statement of cash flows, include at December 31, 2021 an amount of €25,573 (2020: €5,807) from collateral requirements towards an insurance company in North America that are not available for use.

For further information on the Company’s multi-currency notional pooling cash management system, see note 13.

7.   Trade accounts and other receivables from unrelated parties

As of December 31, 2021 and December 31, 2020, trade accounts and other receivables from unrelated parties are as follows:

Trade accounts and other receivables from unrelated parties

in € THOUS

	December 31,		December 31,
	2021		2020
		thereof credit-		thereof credit-
		impaired (1)		impaired (1)
Trade accounts and other receivables, gross	3,572,990	423,113	3,295,417	376,459
thereof finance lease receivables	64,224	—	56,484	—
less expected credit losses	(163,929)	(130,790)	(142,372)	(113,430)
Trade accounts and other receivables	3,409,061	292,323	3,153,045	263,029

(1)	Trade accounts receivable balances are “credit-impaired” when one or more events have occurred that have a detrimental impact on the estimated future cash flows of the receivable balance (e.g. overdue by more than one year, etc.).

The other receivables in the amount of €113,841 at December 31, 2021 include receivables from finance leases, operating leases and insurance contracts (December 31, 2020: €86,230). For further information, see note 1 k).

All trade accounts and other receivables from unrelated parties are due within one year.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €148,545 at December 31, 2021 (December 31, 2020: €126,883) are included in the balance sheet item “Other non-current assets.” The majority of finance lease receivables are due within 5 years.

When utilized, the Company assigns interests in certain receivables to institutional investors under its Accounts Receivable Facility. For further information on the utilization of this facility, see note 14.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the development of expected credit losses in the fiscal years 2021, 2020 and 2019:

Development of expected credit losses for doubtful accounts from unrelated parties in THOUS €

	2021	2020	2019

Expected credit losses as of January 1	142,372	141,358	118,015
Change in valuation allowances as recorded in the consolidated statements of income	44,374	28,302	42,315
Write-offs and recoveries of amounts previously written-off	(21,622)	(14,213)	(18,587)
Foreign currency translation	(1,195)	(13,075)	(385)
Expected credit losses as of December 31	163,929	142,372	141,358

The following tables show the aging analysis of trade accounts and other receivables from unrelated parties and expected credit losses as of December 31, 2021 and as of December 31, 2020:

Aging analysis of trade accounts and other receivables from unrelated parties 2021 in € THOUS

		up to 3	3 to 6	6 to 12	more than
	not	months	months	months	12 months
	overdue	overdue	overdue	overdue	overdue	Total

Trade accounts and other receivables	2,042,024	834,638	206,903	205,436	283,989	3,572,990
less expected credit losses	(12,233)	(5,911)	(4,133)	(12,266)	(129,386)	(163,929)
Trade accounts and other receivables, net	2,029,791	828,727	202,770	193,170	154,603	3,409,061

Aging analysis of trade accounts and other receivables from unrelated parties 2020 in € THOUS

		up to 3	3 to 6	6 to 12	more than
	not	months	months	months	12 months
	overdue	overdue	overdue	overdue	overdue	Total

Trade accounts and other receivables	1,809,658	829,895	195,724	208,653	251,487	3,295,417
less allowance for doubtful accounts	(7,668)	(4,204)	(3,865)	(10,568)	(116,067)	(142,372)
Trade accounts and other receivables, net	1,801,990	825,691	191,859	198,085	135,420	3,153,045

8.   Inventories

At December 31, 2021 and December 31, 2020, inventories consisted of the following:

Inventories

in € THOUS

	2021	2020

Finished goods	1,233,197	1,088,311
Health care supplies	452,073	473,164
Raw materials and purchased components	247,478	232,422
Work in process	105,266	101,413
Inventories	2,038,014	1,895,310

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €522,300 of materials, of which €287,334 is committed at December 31, 2021 for 2022. The terms of these agreements run 1 to 10 years. Further

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 5.

Write-downs of inventories amounted to €69,250 and €61,256 for the years ended December 31, 2021 and 2020, respectively.

9.    Other current assets

At December 31, 2021 and 2020, other current assets consisted of the following:

Other current assets

in € THOUS

	2021	2020

Payments on account	182,239	278,788
Income tax receivable	177,150	136,048
Debt securities	136,362	161,688
Other tax receivable	109,586	108,375
Deposit / guarantee / security	22,822	17,577
Prepaid insurance	21,160	24,888
Receivables for supplier rebates	20,662	90,388
Notes receivable	18,873	20,599
Prepaid rent	14,237	13,082
Loans to customers or suppliers	8,990	19,147
Derivatives	3,417	6,470
Other	160,653	176,928
Other current assets	876,151	1,053,978

The item "Other" in the table above includes various prepaid expenses relating to, amongst others, utility costs, royalty payments and freight expense.

10.    Property, plant and equipment

At December 31, 2021 and 2020, the acquisition or manufacturing costs and the accumulated depreciation of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2021	translation	group	Additions	Reclassifications	Disposals	2021

Land	69,582	147	93	4	2,446	(1,581)	70,691
Buildings and improvements	3,613,172	251,338	2,568	60,173	277,232	(75,303)	4,129,180
Machinery and equipment	5,233,002	243,941	9,232	419,897	103,355	(329,765)	5,679,662
Construction in progress	471,478	19,553	(30)	258,826	(345,219)	(10,275)	394,333
Property, plant and equipment	9,387,234	514,979	11,863	738,900	37,814	(416,924)	10,273,866

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2020	translation	group	Additions	Reclassifications	Disposals	2020

Land	63,992	(3,542)	(352)	8,175	1,592	(283)	69,582
Buildings and improvements	3,644,437	(298,571)	(13,130)	58,302	280,716	(58,582)	3,613,172
Machinery and equipment	5,139,656	(323,731)	(9,615)	528,280	96,267	(197,855)	5,233,002
Construction in progress	509,282	(29,668)	2,928	333,082	(337,758)	(6,388)	471,478
Property, plant and equipment	9,357,367	(655,512)	(20,169)	927,839	40,817	(263,108)	9,387,234

Depreciation

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2021	translation	group	Additions	Impairment	Reclassifications	Disposals	2021

Land	1,317	(10)	—	—	—	—	(721)	586
Buildings and improvements	2,098,019	154,893	(1,795)	260,532	3,870	11,803	(55,167)	2,472,155
Machinery and equipment	3,231,034	141,256	(868)	482,034	5,647	2,633	(295,638)	3,566,098
Construction in progress	—	—	—	—	—	—	—	—
Property, plant and equipment	5,330,370	296,139	(2,663)	742,566	9,517	14,436	(351,526)	6,038,839

Depreciation

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2020	translation	group	Additions	Impairment	Reclassifications	Disposals	2020

Land	1,332	(15)	—	—	—	—	—	1,317
Buildings and improvements	2,052,820	(170,668)	(7,122)	260,450	—	1,146	(38,607)	2,098,019
Machinery and equipment	3,112,934	(185,612)	(16,657)	477,751	—	11,484	(168,866)	3,231,034
Construction in progress	—	—	—	—	—	—	—	—
Property, plant and equipment	5,167,086	(356,295)	(23,779)	738,201	—	12,630	(207,473)	5,330,370

Book value

in € THOUS

	December 31,	December 31,
	2021	2020

Land	70,105	68,265
Buildings and improvements	1,657,025	1,515,153
Machinery and equipment	2,113,564	2,001,968
Construction in progress	394,333	471,478
Property, plant and equipment	4,235,027	4,056,864

Depreciation expense for property, plant and equipment amounted to €742,566, €738,201 and €717,650 for the years ended December 31, 2021, 2020, and 2019, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €23,340 of property, plant and equipment, of which €10,339 is committed at December 31, 2021 for 2022. The terms of these agreements run 1 to 5 years.

Included in machinery and equipment at December 31, 2021 and 2020 were €778,887 and €758,151, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with ESKD on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

At December 31, 2021 and 2020, the hyperinflationary effects on property, plant and equipment consisted of the following:

Effect of hyperinflation

in € THOUS

	Acquisition or	Accumulated	December 31,
	manufacturing costs	depreciation	2021

Land	3,604	—	3,604
Buildings and improvements	34,989	13,045	21,944
Machinery and equipment	56,545	34,665	21,880
Construction in progress	2,062	6	2,056
Property, plant and equipment	97,200	47,716	49,484

	Acquisition or	Accumulated	December 31,
	manufacturing costs	depreciation	2020

Land	2,784	—	2,784
Buildings and improvements	25,970	9,587	16,383
Machinery and equipment	43,041	27,322	15,719
Construction in progress	1,402	—	1,402
Property, plant and equipment	73,197	36,909	36,288

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

11.    Intangible assets and goodwill

At December 31, 2021 and 2020, the acquisition or manufacturing costs and the accumulated amortization of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2021	translation	group	Additions	Reclassifications	Disposals	2021
Amortizable intangible assets
Non-compete agreements	311,353	24,652	5,475	—	—	(1,684)	339,796
Technology	685,730	51,733	—	—	2	—	737,465
Licenses and distribution agreements	188,463	8,038	(46)	4,741	154	(29,772)	171,578
Customer relationships	62,774	4,867	—	—	—	—	67,641
Construction in progress	233,272	9,990	—	128,666	(55,446)	(517)	315,965
Internally developed intangibles	394,314	19,639	—	15,427	52,220	(21,387)	460,213
Other	369,081	16,604	1,868	17,734	13,168	(27,458)	390,997
	2,244,987	135,523	7,297	166,568	10,098	(80,818)	2,483,655
Non-amortizable intangible assets
Trade names	233,492	19,419	—	—	—	—	252,911
Management contracts	3,052	264	—	—	—	(679)	2,637
	236,544	19,683	—	—	—	(679)	255,548
Intangible assets	2,481,531	155,206	7,297	166,568	10,098	(81,497)	2,739,203
Goodwill	13,515,133	985,053	444,272	—	—	—	14,944,458

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2020	translation	group	Additions	Reclassifications	Disposals	2020
Amortizable intangible assets
Non-compete agreements	332,722	(26,948)	6,682	327	—	(1,430)	311,353
Technology	742,621	(57,258)	185	—	182	—	685,730
Licenses and distribution agreements	202,287	(12,468)	—	3,222	2,581	(7,159)	188,463
Customer relationships	68,931	(4,590)	—	—	(1,567)	—	62,774
Construction in progress	267,403	(10,499)	—	146,057	(168,797)	(892)	233,272
Internally developed intangibles	298,039	(24,621)	—	12,487	117,584	(9,175)	394,314
Other	408,341	(22,371)	13,135	20,611	52,121	(102,756)	369,081
	2,320,344	(158,755)	20,002	182,704	2,104	(121,412)	2,244,987
Non-amortizable intangible assets
Trade names	255,047	(21,555)	—	—	—	—	233,492
Management contracts	3,225	(189)	—	—	16	—	3,052
	258,272	(21,744)	—	—	16	—	236,544
Intangible assets	2,578,616	(180,499)	20,002	182,704	2,120	(121,412)	2,481,531
Goodwill	14,409,852	(1,148,174)	253,455	—	—	—	13,515,133

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Amortization

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2021	translation	group	Additions	loss	Reclassifications	Disposals	2021
Amortizable intangible assets
Non-compete agreements	280,835	22,622	(55)	9,456	—	—	(1,674)	311,184
Technology	216,019	15,422	—	53,160	1,023	969	—	286,593
Licenses and distribution agreements	128,749	5,027	—	4,134	—	76	(2,469)	135,517
Customer relationships	13,310	1,278	—	4,079	—	—	—	18,667
Construction in progress	—	—	—	—	—	—	—	—
Internally developed intangibles	195,376	10,747	—	49,787	7,206	529	(21,061)	242,584
Other	239,566	10,453	—	31,709	1,130	(562)	(26,637)	255,659
	1,073,855	65,549	(55)	152,325	9,359	1,012	(51,841)	1,250,204
Non-amortizable intangible assets
Trade names	25,957	2,103	—	—	—	—	—	28,060
Management contracts	710	99	—	—	737	—	—	1,546
	26,667	2,202	—	—	737	—	—	29,606
Intangible assets	1,100,522	67,751	(55)	152,325	10,096	1,012	(51,841)	1,279,810
Goodwill	556,405	26,476	—	—	—	—	—	582,881

Amortization

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December
	2020	translation	group	Additions	loss	Reclassifications	Disposals	31, 2020
Amortizable intangible assets
Non-compete agreements	296,123	(24,152)	(315)	10,697	—	(6)	(1,512)	280,835
Technology	175,010	(13,488)	—	55,318	—	(821)	—	216,019
Licenses and distribution agreements	143,712	(7,933)	(22)	3,545	—	(181)	(10,372)	128,749
Customer relationships	11,356	(613)	—	4,134	—	(1,567)	—	13,310
Construction in progress	—	—	—	—	—	—	—	—
Internally developed intangibles	169,185	(12,565)	—	43,321	—	(88)	(4,477)	195,376
Other	329,082	(14,265)	(75)	27,654	304	23	(103,157)	239,566
	1,124,468	(73,016)	(412)	144,669	304	(2,640)	(119,518)	1,073,855

Non-amortizable intangible assets
Trade names	27,818	(2,351)	—	—	490	—	—	25,957
Management contracts	—	(52)	—	—	762	—	—	710
	27,818	(2,403)	—	—	1,252	—	—	26,667
Intangible assets	1,152,286	(75,419)	(412)	144,669	1,556	(2,640)	(119,518)	1,100,522
Goodwill	392,597	(30,170)	—	—	193,978	—	—	556,405

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Book value

in € THOUS

	December 31, 2021	December 31, 2020
Amortizable intangible assets
Non-compete agreements	28,612	30,518
Technology	450,872	469,711
Licenses and distribution agreements	36,061	59,714
Customer relationships	48,974	49,464
Construction in progress	315,965	233,272
Internally developed intangibles	217,629	198,938
Other	135,338	129,515
	1,233,451	1,171,132
Non-amortizable intangible assets
Trade names	224,851	207,535
Management contracts	1,091	2,342
	225,942	209,877
Intangible assets	1,459,393	1,381,009
Goodwill	14,361,577	12,958,728

The amortization of intangible assets amounted to €152,325, €144,669 and €135,482 for the years ended December 31, 2021, 2020, and 2019, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

The Company capitalized development costs of €123,275 in 2021 (€137,041 in 2020), which is included in the line items Internally developed intangibles and Construction in progress in the schedule above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

At December 31, 2021 and 2020, the hyperinflationary effects on intangible assets and goodwill consisted of the following:

Effect of hyperinflation

in € THOUS

		Accumulated
	Acquisition or	amortization and
	manufacturing costs	impairments	December 31, 2021

Internally developed intangibles	2,357	1,465	892
Other	4,154	1,720	2,434
Amortizable intangible assets	6,511	3,185	3,326
Management Contracts	814	355	459
Non-amortizable intangible assets	814	355	459
Total Intangible assets	7,325	3,540	3,785
Goodwill	33,574	33,540	34

		Accumulated
	Acquisition or	amortization and
	manufacturing costs	impairments	December 31, 2020

Internally developed intangibles	2,081	1,362	719
Other	2,860	1,042	1,818
Amortizable intangible assets	4,941	2,404	2,537
Management Contracts	—	—	—
Non-amortizable intangible assets	—	—	—
Total Intangible assets	4,941	2,404	2,537
Goodwill	33,564	33,540	24

Goodwill and intangible assets with indefinite useful lives

The increase in the carrying amount of goodwill during 2021 is mainly as a result of the impact of foreign currency translations and the purchase of clinics in the normal course of operations.

The carrying amount of goodwill and intangibles with indefinite useful life is allocated to the groups of CGUs at December 31, 2021 and 2020 as follows:

Allocation of the carrying amount to the groups of CGUs

in € THOUS

	North America		EMEA		Asia-Pacific		Latin America
	2021	2020	2021	2020	2021	2020	2021	2020

Goodwill	12,223,884	10,908,633	1,376,542	1,328,543	756,335	720,225	4,816	1,327
Management contracts with indefinite useful life	—	—	—	—	1,091	2,342	—	—
Trade names with indefinite useful life	224,851	207,535	—	—	—	—	—	—

The Company did not record any impairment losses related to goodwill and trade names with indefinite useful lives in 2021 after comparing each CGU's value in use to its carrying amount. The Company recorded an impairment of management contracts in the Asia-Pacific Segment in 2021 as noted in the "Amortization" table above. In 2020 the Company recorded an impairment of goodwill and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

trade names in the Latin America Segment (see note 2 a)) as well as an impairment of management contracts in the Asia-Pacific Segment as noted in the "Amortization" table above.

12. Current provisions and other current liabilities

Current provisions

The following table shows a reconciliation of the current provisions for 2021:

Development of current provisions

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation
	2021	translation	group	Utilized	Reversed	Additions	Reclassifications	December 31, 2021

Personnel expenses	55,265	5,797	83	(38,476)	(7,427)	115,852	33,535	164,629
Self-insurance programs	103,020	8,920	—	—	(10,569)	17,873	—	119,244
Risk of lawsuit	24,390	(216)	—	(2,455)	(1,903)	3,757	—	23,573
Other current provisions	37,754	2,642	128	(10,717)	(5,446)	13,762	(46)	38,077
Current provisions	220,429	17,143	211	(51,648)	(25,345)	151,244	33,489	345,523

Self-insurance programs

See note 2 d).

Personnel expenses

Personnel expenses mainly refer to provisions for the Company’s global performance-based compensation plan for managerial staff established in 2021, share-based plans, the current portion of the provisions for accrued severance payments and provisions for jubilee payments. As of December 31, 2021, provisions for the Company’s global performance-based compensation plan for managerial staff  amounted to €87,719 and the provisions for share-based plans amounted to €43,466 and €26,876 as of December 31, 2021 and 2020, respectively. See note 20.

Risk of lawsuit

See note 22.

Other current provisions

The item “Other current provisions” in the table above includes provisions for warranties, physician compensation and return of goods.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Other current liabilities

As of December 31, 2021 and 2020 other current liabilities consisted of the following:

Other current liabilities

in € THOUS

	2021	2020

Personnel liabilities	746,743	732,771
Put option liabilities	678,705	645,784
Receivable credit balances	645,650	495,962
Contract liabilities	428,028	571,420
Invoices outstanding	201,251	180,227
VAT and other (non-income) tax liabilities	127,295	113,595
Deferred Income	90,003	34,885
Interest liabilities	68,558	73,140
Legal matters, advisory and audit fees	36,341	31,902
Derivatives	25,847	40,923
Bonuses, commissions	22,869	32,971
Variable payments outstanding for acquisitions	9,721	19,313
Other liabilities	250,341	220,345
Other current liabilities	3,331,352	3,193,238

Personnel liabilities

The personnel liabilities mainly refer to liabilities for wages and salaries, bonuses and vacation payments.

Contract liabilities

The Company received advance payments under the CMS Accelerated and Advance Payment program which are recorded as contract liability upon receipt and recognized as revenue when the respective services are provided. For additional information on the advanced payments, see note 4 h) above.

Contract liabilities also relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer.

Other liabilities

The item “Other liabilities” in the table above includes liabilities for insurance premiums as well as the current portion of pension liabilities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

13.    Short-term debt

At December 31, 2021 and December 31, 2020, short-term debt consisted of the following:

Short-term debt

in € THOUS

	2021	2020
Commercial paper program	715,153	19,995
Borrowings under lines of credit	463,091	42,442
Other	109	513
Short-term debt from unrelated parties	1,178,353	62,950
Short-term debt from related parties (see note 5 c)	77,500	16,320
Short-term debt	1,255,853	79,270

Commercial paper program

The Company maintains a commercial paper program under which short-term notes can be issued. On October 15, 2021, the Company amended its commercial paper program and increased the available borrowing capacity from €1,000,000 to €1,500,000. At December 31, 2021 and 2020, the outstanding commercial paper amounted to €715,000 and €20,000, respectively.

Borrowings under lines of credit and further availabilities

Borrowings under lines of credit in the amount of €463,091 and €42,442 at December 31, 2021 and 2020, respectively, represented amounts borrowed by the Company and its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2021 and 2020 were 0.22% and 4.05%, respectively.

Excluding amounts available under the Amended 2012 Credit Agreement and the Syndicated Credit Facility (see note 14 below), at December 31, 2021 and 2020, the Company had €477,483 and €855,724 available under other commercial bank agreements, excluding agreements on a subsidiary level, which are readily available for liability management purposes. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s, or its subsidiaries’, guarantee.

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2021 and 2020, cash and borrowings under lines of credit in the amount of €116,538 and €998,044, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of December 31, 2021 was €1,598,193 (December 31, 2020: €2,079,583) and short-term debt from unrelated parties was €1,294,891 (December 31, 2020: €1,060,994).

Other

At December 31, 2021 and 2020, the Company had €109 and €513 of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

The Company and FMCH are parties to an unsecured loan agreement, as borrowers, with Fresenius SE, as lender, under which the Company and FMCH may request and receive one or more short-term advances up to an aggregate amount of €600,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 5 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

14.    Long-term debt

As of December 31, 2021 and 2020, long-term debt consisted of the following:

Long-term debt

in € THOUS

	2021	2020

Amended 2012 Credit Agreement	—	1,162,342
Bonds	7,071,259	6,408,118
Other	243,656	238,000
Long-term debt	7,314,915	7,808,460
Less current portion	(667,966)	(1,008,359)
Long-term debt, less current portion	6,646,949	6,800,101

The Company’s long-term debt as of December 31, 2021, all of which ranks equally in rights of payment, are described as follows:

Credit Facilities

Syndicated Credit Facility

On July 1, 2021, the Company entered into a new €2,000,000 sustainability-linked syndicated revolving credit facility with a group of 34 core relationship banks (“Syndicated Credit Facility”).

The Syndicated Credit Facility has a term of five years plus two one-year extension options and can be drawn in different currencies. The Syndicated Credit Facility is currently undrawn and will be used as a backup line for general corporate purposes. The Syndicated Credit Facility replaced the existing $900,000 and €600,000 revolving credit facilities in the Amended 2012 Credit Agreement, and the Company repaid the Term Loans outstanding under the Amended 2012 Credit Agreement in May 2021. A sustainability component has been embedded in the credit facility, with the margin increasing or decreasing depending on the company’s sustainability performance.

Amended 2012 credit agreement

The Company originally entered into a syndicated credit facility of $3,850,000 (€2,970,221) and a 5-year tenor (the “2012 Credit Agreement”) on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 (€ 3,527,054) and extend the term for an additional two years until October 30, 2019 (“Amended 2012 Credit Agreement”). On July 11, 2017, the Company further amended and extended the Amended 2012 Credit Agreement. The Amended 2012 Credit Agreement was terminated on July 1, 2021 and was replaced by the Syndicated Credit Facility. For information regarding available and outstanding balances under the Amended 2012 Credit Agreement as of December 31, 2020, see “Amended 2012 Credit Agreement - Maximum amount available and balance outstanding” table below.

Interest on the credit facilities was floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin was variable and depended on the Company’s consolidated net leverage ratio, which is a ratio of its consolidated funded debt less cash and cash equivalents to consolidated EBITDA (as these terms were defined in the Amended 2012 Credit Agreement). At December 31, 2020, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 1.21%. At December 31, 2020, the euro-denominated tranches had a weighted average interest rate of 0.88%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Amended 2012 Credit Agreement contained affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances, these covenants limited indebtedness and restricted the creation of liens. Under the Amended 2012 Credit Agreement the Company was required to comply with a maximum consolidated net leverage ratio.

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2020:

Amended 2012 Credit Agreement(1) - Maximum amount available and balance outstanding in THOUS

	Maximum amount available		Balance outstanding
	2020		2020 (2)

Revolving credit USD 2017 / 2022	$900,000	€733,436	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022 (3)	$1,110,000	€904,572	$1,110,000	€904,572
EUR term loan 2017 / 2022 (3)	€259,000	€259,000	€259,000	€259,000
		€2,497,008		€1,163,572

(1)	The Amended 2012 Credit Agreement was terminated on July 1st, 2021 and was replaced by the Syndicated Credit Facility.
(2)	Amounts shown are excluding debt issuance costs.
(3)	USD term loan 2017 / 2022 in the amount of $1,050,000 (€860,444 as of the date of repayment) and EUR term loan 2017 / 2022 in the amount of €245,000 originally due on July 31, 2022 were repaid on May 20, 2021.

At December 31, 2020, the Company had letters of credit outstanding in the amount of $1,087 (€886) under the USD revolving credit facility, which are not included above as part of the balance outstanding at that date but which reduced available borrowings under the applicable revolving credit facility.

Bonds

At December 31, 2021 and 2020, the Company’s bonds consisted of the following:

Bonds

in THOUS

	Face			Book value in €
Issuer/Transaction	amount	Maturity	Coupon	2021	2020
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.750%	—	529,509
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.250%	—	299,961
FMC US Finance II, Inc. 2012(1)	$700,000	January 31, 2022	5.875%	618,008	569,987
Fresenius Medical Care AG & Co. KGaA, 2019	€650,000	November 29, 2023	0.25%	648,501	647,719
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	352,180	324,725
Fresenius Medical Care AG & Co. KGaA, 2018	€500,000	July 11, 2025	1.50%	497,543	496,841
Fresenius Medical Care AG & Co. KGaA, 2020	€500,000	May 29, 2026	1.00%	496,348	495,598
Fresenius Medical Care AG & Co. KGaA, 2019	€600,000	November 30, 2026	0.625%	595,177	594,196
FMC US Finance III, Inc. 2021	$850,000	December 1, 2026	1.875%	743,966	—
FMC US Finance III, Inc. 2019	$500,000	June 15, 2029	3.75%	434,094	399,753
Fresenius Medical Care AG & Co. KGaA, 2019	€500,000	November 29, 2029	1.25%	497,459	497,138
Fresenius Medical Care AG & Co. KGaA, 2020	€750,000	May 29, 2030	1.50%	745,838	745,454
FMC US Finance III, Inc. 2020	$1,000,000	February 16, 2031	2.375%	875,398	807,237
FMC US Finance III, Inc. 2021	$650,000	December 1, 2031	3.000%	566,747	—
				7,071,259	6,408,118

(1)	For information on the repayment of these bonds, see note 27.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

All bonds issued by entities other than Fresenius Medical Care AG & Co. KGaA are guaranteed by the Company and by FMCH, while bonds issued by Fresenius Medical Care AG & Co. KGaA are guaranteed by FMCH. All U.S. dollar bonds outstanding may be redeemed at the option of the respective issuers at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Company’s bonds have the right to request that the issuers repurchase the bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective bonds.

The Company has agreed to a number of covenants to provide protection to the bond holders which, under certain circumstances and with certain exceptions for the bonds issued since 2018, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. The limitation on incurrence of debt in the bonds issued before 2018 was suspended automatically as the rating of the respective bonds reached investment grade status. At December 31, 2021, the Company was in compliance with all of its covenants under the bonds.

Since 2018, bonds can be issued with different maturities under the Company’s €10,000,000 debt issuance program.

The bonds issued by Fresenius Medical Care US Finance, Inc. in the amount of $650,000 (€472,889 as of the date of issuance on February 3, 2011) were redeemed at maturity on February 15, 2021. Additionally, the bonds issued by Fresenius Medical Care Finance VII S.A. on February 3, 2011 in the amount of €300,000 were redeemed at maturity on February 15, 2021.

On May 18, 2021, the Company issued bonds in two tranches with an aggregate principal amount of $1,500,000 (€1,227,295 as of the date of issuance):

●	bonds of $850,000 (€695,467 as of the date of issuance) with a maturity of 5 years and 7 months and a coupon rate of 1.875%, and
●	bonds of $650,000 (€531,828 as of the date of issuance) with a maturity of 10 years and 7 months and a coupon rate of 3.000%.

The proceeds have been used for general corporate purposes, including the refinancing of outstanding indebtedness.

Accounts Receivable Facility

On August 11, 2021, the Company amended and restated the Accounts Receivable Facility, extending it until August 11, 2024. The maximum capacity, $900,000 (€768,049 at August 11, 2021), remains unchanged under the restated Accounts Receivable Facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2021 and December 31, 2020:

Accounts Receivable Facility - Maximum amount available and balance outstanding in THOUS

	Maximum amount available (1)		Balance outstanding (2)
	2021		2021

Accounts Receivable Facility	$900,000	€794,632	$—	€—

	Maximum amount available (1)		Balance outstanding (2)
	2020		2020

Accounts Receivable Facility	$900,000	€733,437	$—	€—

(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

At December 31, 2021, the Company is not currently utilizing the Accounts Receivable Facility and the principal cash flows related to bank investors’ initial investments have been returned.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,532 at December 31, 2021 and $12,522 at December 31, 2020 (€11,065 and €10,205, respectively). These letters of credit are not included above as part of the balance outstanding at December 31, 2021 and 2020; however, they reduce available borrowings under the Accounts Receivable Facility.

Under the Accounts Receivable Facility, certain receivables are contributed to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors (and their conduit affiliates). Under the terms of the Accounts Receivable Facility, NMC Funding retains the rights in the underlying cash flows of the transferred receivables. Interest is remitted to the bank investors at the end of each tranche period. If NMC requires additional credit, the principal cash flows are reinvested to purchase additional interests in the receivables. Borrowings under the Accounts Receivable Facility are expected to remain long-term. NMC Funding retains significant risks and rewards in the receivables; among other things, the percentage ownership interest assigned requires the Company to retain first loss risk in those receivables, and the Company can, at any time, recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company’s consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

At December 31, 2021 and 2020, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €22,792 and €33,562, respectively, of which €12,513 and €23,202, respectively, were classified as the current portion of long-term debt.

15. Non-current provisions and other non-current liabilities

Of the total amount of non-current provisions and other non-current liabilities amounting to €707,563 at December 31, 2021 (2020: €1,034,999), €405,140 (2020: €763,877) are due in between more than one and three years, €177,882 (2020: €131,244) are due in between three to five years and €124,541 (2020: €139,878) are due after five years.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The item “Other non-current liabilities” in the amount of €524,271 at December 31, 2021 (2020: €836,030) includes, among others, put option liabilities of €313,718 (2020: €236,638), variable payments outstanding for acquisitions of €37,970 (2020: €47,046) and contract liabilities of €5 (2020: €304,632).

The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2021	translation	group	Utilized	Reversed	Additions	Reclassifications	2021

Self-insurance programs	103,409	8,982	—	—	—	8,017	—	120,408
Personnel expenses	44,744	1,872	81	(712)	(433)	17,263	(33,535)	29,280
Interest payable related to income taxes	29,075	120	—	(30)	(20,484)	—	—	8,681
Other non-current provisions	21,741	50	479	(545)	(2,396)	5,548	46	24,923
Non-current provisions	198,969	11,024	560	(1,287)	(23,313)	30,828	(33,489)	183,292

For further information regarding self-insurance programs, see note 2 d).

Personnel expenses mainly refer to provisions for share-based plans and provisions for severance payments. As of December 31, 2021, the provisions for share-based plans amounted to €18,910 (2020: €36,406). See note 20.

The item “Other non-current provisions” in the table above includes provisions for asset retirement obligations.

The increase during the period in the discounted amount arising from the passage over time and the effect of any change in the discount rate is not material.

16.    Employee benefit plans

General

FMC-AG & Co. KGaA recognizes pension costs and related pension liabilities for current and future benefits to qualified current and former employees of the Company. The Company’s pension plans are structured in accordance with the differing legal, economic and fiscal circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general, plan benefits in defined benefit plans are based on all or a portion of the employees’ years of services and final salary. Plan benefits in defined contribution plans are determined by the amount of contribution by the employee and the employer, both of which may be limited by legislation, and the returns earned on the investment of those contributions.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

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

Defined benefit pension plans

During the first quarter of 2002 FMCH, the Company’s U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2021, FMCH did not have a minimum funding requirement. The Company voluntarily provided €1,004 to the defined benefit plan. Expected funding for 2022 is €1,148.

The benefit obligation for all defined benefit plans at December 31, 2021, was €1,084,546 (2020: €996,237) which consists of the gross benefit obligation of €417,889 (2020: €385,333) for the U.S. plan and of €6,459 (2020: €5,581) for the French plan, which are partially funded by plan assets, and the benefit obligation of €649,270 (2020: €593,100) for the German unfunded plan and the benefit obligation of €10,928 (2020: €12,223) for the two French unfunded plans.

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

Related to defined benefit plans, the Company is exposed to certain risks. Besides general actuarial risks, e.g. the longevity risk and the interest rate risk, the Company is exposed to market risk as well as to investment risk.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Net pension liability

in € THOUS

	2021	2020
Change in benefit obligation:
Benefit obligation at beginning of year	996,237	976,467
Foreign currency translation (gains) losses	32,169	(35,216)
Current service cost	37,409	40,213
Past service cost	988	(244)
Interest cost	20,298	21,298
Transfer of plan participants	(247)	252
Actuarial (gains) losses arising from changes in financial assumptions	26,504	15,480
Actuarial (gains) losses arising from changes in demographic assumptions	1,540	(87)
Actuarial (gains) losses arising from experience adjustments	(3,150)	9,278
Remeasurements	24,894	24,671
Benefits paid	(26,828)	(30,873)
Settlements	(374)	(331)
Benefit obligation at end of year	1,084,546	996,237

Change in plan assets:
Fair value of plan assets at beginning of year	311,073	316,124
Foreign currency translation gains (losses)	25,869	(28,316)
Interest income from plan assets	9,504	10,846
Actuarial gains (losses) arising from experience adjustments	9,113	28,847
Actual return on plan assets	18,617	39,693
Employer contributions	1,005	9,901
Benefits paid	(21,394)	(26,329)
Fair value of plan assets at end of year	335,170	311,073
Net funded position at end of year	749,376	685,164
Benefit plans offered by other subsidiaries	45,270	43,950
Net pension liability at end of year	794,646	729,114

For the years 2021 and 2020, there were no effects from the asset ceiling.

At December 31, 2021, the weighted average duration of the defined benefit obligation was 19 years (2020: 19 years).

Benefit plans offered by the Company in the U.S., Germany and France contain a pension liability of €749,376 and €685,164 at December 31, 2021 and 2020, respectively. The pension liability consists of a current portion of €8,085 (2020: €6,923) which is recorded in the line item “Current provisions and other current liabilities” in the consolidated balance sheets. The non-current portion of €741,291 (2020: €678,241) is recorded in non-current liabilities as “Pension liabilities” in the consolidated balance sheets.

As of December 31, 2021, €82,823 related to the U.S. pension plan, €649,270 related to the German plan and €17,283 related to the French plans. At December 31, 2020, €74,364 related to the U.S. pension plan, €593,100 related to the German plan and €17,700 related to the French plans. Approximately 64% of the beneficiaries are located in the U.S. and 8% in France with the majority of the remaining 28% located in Germany.

Benefit plans offered by other subsidiaries outside of the U.S., Germany and France contain separate benefit obligations. The total net pension liability for these other plans was €45,270 and €43,950 at December 31, 2021 and 2020 and consists of a pension asset of €385 (2020: €0), recognized as “Other non-current assets,” and a current pension liability of €4,324 (2020: €3,689), which is recognized in the line item “Current provisions and other current liabilities.” The non-current pension liability of €41,331 (2020: €40,261) for these plans is recorded in non-current liabilities as “Pension liabilities” in the consolidated balance sheets.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan’s benefit obligation. The Company’s discount rates at December 31, 2021 and 2020 are the weighted average of these plans based upon their benefit obligations.

The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2021 and 2020:

Weighted average assumptions

in %

	2021	2020

Discount rate	2.02	2.02
Rate of compensation increase	3.17	3.17
Rate of pension increase	1.75	1.46

Sensitivity analysis

Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2021 as follows:

Sensitivity analysis

in € THOUS

	0.5% increase	0.5% decrease

Discount rate	(99,694)	115,977
Rate of compensation increase	17,323	(17,070)
Rate of pension increase	52,479	(47,396)

The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2021. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for the years ended December 31, 2021, 2020 and 2019:

Components of net periodic benefit cost

in € THOUS

	2021	2020	2019

Service cost	37,409	40,213	30,070
Net interest cost	10,794	10,452	13,908
Prior service cost	988	(244)	—
(Gains) losses from settlements	(374)	(331)	(4,754)
Net periodic benefit costs	48,817	50,090	39,224

Service cost and net interest cost are allocated as personnel expense within costs of revenues; selling, general and administrative expense; or research and development expense. This is depending upon the area in which the beneficiary is employed. The gain from settlement is included in selling, general and administrative expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2021, 2020 and 2019:

Weighted average assumptions

in %

	2021	2020	2019

Discount rate	2.02	2.35	3.27
Rate of compensation increase	3.17	3.18	3.21
Rate of pension increase	1.46	1.70	1.69

Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows

in € THOUS

	2021	2020

1 year	28,191	24,645
1 - 3 years	60,421	53,882
3 - 5 years	67,795	60,444
5 - 10 years	196,501	178,971
Total	352,908	317,942

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Plan Assets

The following table presents the fair values of the Company´s pension plan assets at December 31, 2021 and 2020:

Fair values of plan assets

in € THOUS

		Quoted prices				Quoted prices
		in active				in active
		markets for	Significant	Significant		markets for	Significant	Significant
		identical	observable	unobservable		identical	observable	unobservable
Asset category	Total	assets	inputs	inputs	Total	assets	inputs	inputs
		(Level 1)	(Level 2)	(Level 3)		(Level 1)	(Level 2)	(Level 3)

		2021				2020
Equity investments
Index funds(1)	94,384	9,850	84,534	—	88,169	8,926	79,243	—

Fixed income investments
Government securities(2)	9,221	8,964	257	—	15,720	15,441	279	—
Corporate bonds(3)	211,992	—	211,992	—	182,850	—	182,850	—
Other bonds(4)	15,529	—	7,313	8,216	16,576	—	9,380	7,196
U.S. treasury money market funds(5)	3,940	3,940	—	—	7,654	7,654	—	—

Other types of investments
Cash, money market and mutual funds(6)	104	104	—	—	104	104	—	—

Total	335,170	22,858	304,096	8,216	311,073	32,125	271,752	7,196

(1)	This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index.
(2)	This Category comprises fixed income investments by the U.S. government and government sponsored entities.
(3)	This Category primarily represents investment grade bonds of U.S. issuers from diverse industries.
(4)	This Category comprises private placement bonds as well as collateralized mortgage obligations.
(5)	This Category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury backed obligations.
(6)	This Category represents cash, money market funds as well as mutual funds comprised of high grade corporate bonds.

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

●	Common stocks are valued at their market prices.
●	Index funds are valued based on market quotes.
●	Government bonds are valued based on both market prices and market quotes.
●	Corporate bonds and other bonds are valued based on market quotes.
●	Cash is stated at nominal value which equals the fair value.
●	U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Defined contribution plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $20.5 (€18.1) if under 50 years old ($27.0 (€23.8) if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2021, 2020, and 2019, was €67,612, €64,855 and €53,290 respectively.

Additionally, the Company contributed for the years ended December 31, 2021, 2020, and 2019 €30,370, €28,096 and €25,950 to state pension plans.

17.    Shareholders’ equity

Capital stock

At December 31, 2021, the Company’s share capital consists of 293,004,339 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company’s share capital has been fully paid in.

The General Partner of FMC-AG & Co. KGaA, Fresenius Medical Care Management AG, Hof an der Saale, is not obliged to make a capital contribution and has not made a capital contribution. It does not participate in the profits and losses or in the assets of the Company. Under the Company’s Articles of Association, the General Partner receives for the management of the Company and the assumption of liability as general partner an annual remuneration independent of profit and loss in the amount of 4% of its share capital (see note 5 d). The General Partner is also reimbursed for any and all expenses in connection with management of the Company’s business, which include remuneration of the members of its Management Board and its supervisory board.

Pursuant to Sections 33 and 34 of the German Securities Trading Act (“WpHG”) any party subject to the notification requirement shall notify the Company when certain mandatory reportable thresholds for voting rights, also by taking into account the attribution provisions, are reached, exceeded or fallen below. Section 38 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through directly or indirectly held instruments and Section 39 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through the addition of voting rights according to Section 33 WpHG and instruments according to Section 38 WpHG. Notifications received by the Company subject to the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

notification requirements were published in accordance with the applicable legal provisions, as well as publication in the Investors section of the Company’s website at www.freseniusmedicalcare.com.

In a notification dated February 8, 2011, Fresenius SE disclosed to the Company pursuant to Section 21 of the WpHG at the date of notification (predecessor provision to Section 33 of the WpHG) that it held 35.74% of the voting rights in FMC-AG & Co. KGaA. At December 31, 2021, Fresenius SE held 32.2% of the Company’s voting rights. In addition, Fresenius SE is the sole stockholder of the General Partner.

On November 24, 2021, Dodge & Cox, San Francisco, U.S., also with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.01% of the voting rights of FMC-AG & Co. KGaA were held as of November 22, 2021.

On October 29, 2021, Harris Associates L.P., Wilmington, Delaware, U.S., also with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.00% of the voting rights of FMC-AG & Co. KGaA were held as of October 27, 2021.

On October 26, 2021, Harris Associates Investment Trust, Boston, Massachusetts, U.S., disclosed pursuant to Section 33 of the WpHG that 3.01% of the voting rights of FMC-AG & Co. KGaA were held as of October 21, 2021.

On December 18, 2020, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., also on behalf of attributed subsidiaries, disclosed pursuant to Sections 33, 34 of the WpHG that 3.07% of the voting rights of FMC-AG & Co. KGaA were held as of December 14, 2020.

On April 2, 2020, BlackRock, Inc., Wilmington, Delaware, U.S., (“BlackRock”) also on behalf of attributed subsidiaries, disclosed pursuant to Sections 33, 34 of the WpHG that 3.12% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.32% of the voting rights of FMC-AG & Co. KGaA were held as of March 30, 2020.

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

The subscribed capital comprised solely ordinary shares due to the conversion of all outstanding preference shares into ordinary shares (approved at FMC-AG & Co. KGaA’s Annual General Meeting and Preference Shareholder Meeting held on May 16, 2013) as well as the options associated with the preference shares on a 1:1 basis.

Authorized capital

By resolution of the Company’s Annual General Meeting (“AGM”) on August 27, 2020, the General Partner has been authorized to increase, with the approval of the Supervisory Board, on one or more occasions, the Company’s share capital until August 26, 2025 by up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, “Authorized Capital 2020/I.” The newly issued shares may also be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

retained by the General Partner with the obligation to offer them to the shareholders of the Company. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the subscription rights of the shareholders. However, such an exclusion of subscription rights will be permissible only for fractional amounts. No Authorized Capital 2020/I has been issued at December 31, 2021.

In addition, by resolution of the AGM on August 27, 2020, the General Partner has been authorized to increase, with the approval of the Supervisory Board, on one or more occasions, the share capital of the Company until August 26, 2025 by up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, “Authorized Capital 2020/II.” The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the subscription rights of the shareholders. However, such exclusion of subscription rights will be permissible only if (i) in case of a capital increase against cash contributions, the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the use of this  authorization and the issue price for the new shares is not significantly lower than the stock price of the existing listed shares or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire companies, parts of companies, interests in companies or other assets. No Authorized Capital 2020/II has been issued at December 31, 2021.

The Authorized Capital 2020/I and the Authorized Capital 2020/II became effective upon registration with the commercial register of the local court in Hof an der Saale on September 23, 2020.

Conditional capital

By resolution of the Company’s AGM on May 12, 2011, the Company’s share capital was conditionally increased with regards to the Stock Option Plan 2011 (“2011 SOP”) by up to €12,000 subject to the issue of up to 12 million no par value bearer ordinary shares with a nominal value of €1.00 each (“Conditional Capital 2011/I”) (see note 20). The conditional capital increase is only executed to the extent subscription rights were awarded under the 2011 SOP, the holders of the subscription rights exercise their right and the Company does not use treasury shares to fulfill the subscription rights, with each stock option awarded exercisable for one ordinary share (see note 20). The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares.

At December 31, 2021, 3,013,309 options remained outstanding with a remaining average term of 1.41 years under the 2011 SOP. For the year ending December 31, 2021, 127,769 options had been exercised under the 2011 SOP (see note 20).

Conditional capital at December 31, 2021 was €9,366 in total, all relating to the 2011 SOP (see note 20).

A total of 127,769 shares were issued out of Conditional Capital 2011/I during 2021 (2020: 234,796 shares), increasing the Company’s capital stock by €127 (2020: €235).

Treasury stock

By resolution of the Company’s AGM on May 20, 2021, the General Partner is authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution (€29,289). The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital.Purchases may be made through the stock exchange, by way of a public tender offer, or a public invitation to shareholders to submit an offer for sale. This authorization may not be used for the purpose of trading in treasury shares. The General Partner is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any legally permissible purpose, in particular (i) to redeem shares without requiring any further resolution by the general meeting, (ii) to sell treasury shares to third parties against contributions in kind, (iii) to award treasury shares, in lieu of the utilization of conditional capital of the Company, to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company, and (iv) to

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG.

By resolution of the Company’s AGM on May 12, 2016, the General Partner was authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution (€30,537). The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, had to at no time exceed 10% of the registered share capital. The purchases were authorized to be made through the stock exchange, by way of a public tender offer, or a public invitation to shareholders to submit an offer for sale. This authorization was not to be used for the purpose of trading in treasury shares. The General Partner was authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any legally permissible purpose, in particular (i) to redeem shares without requiring any further resolution by the general meeting, (ii) to sell treasury shares to third parties against contributions in kind, (iii) to award treasury shares, in lieu of the utilization of conditional capital of the Company, to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company, and (iv) to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG.

On the basis of the authorization granted by the Company’s AGM on May 12, 2016 to conduct a share buy-back program, on March 11, 2019, the Company announced a program to purchase ordinary shares for an aggregate purchase amount of up to €330,000, which relates to up to 6,000,000 ordinary shares. Pursuant to this program, which expired on May 10, 2019, the Company repurchased 3,770,772 treasury shares in the period from March 12, 2019 up to and including May 10, 2019 for an average weighted stock price of €71.55 per share for the purpose of capital reduction. The repurchased shares acquired pursuant to the program that expired on May 10, 2019 were retired in 2019. Also on the basis of the May 12, 2016 AGM authorization, on June 14, 2019, the Company announced a program to purchase up to 12,000,000 shares for an aggregate purchase amount of up to €660,000. Pursuant to this program, the Company repurchased 10,795,151 treasury shares in the period from June 17, 2019 up to and including April 1, 2020 for an average weighted stock price of €63.50 per share for the purpose of capital reduction. Following the purchases in April 2020, a total of 14,879,979 ordinary shares could further have been purchased based on the authorization granted at the May 12, 2016 AGM. On December 11, 2020, the Management Board resolved to retire these repurchased shares, together with the remaining 999,951 treasury shares acquired in 2013 on the basis of a previous authorization, in order to decrease the Company’s share capital. As of December 31, 2021 and 2020, the Company did not hold treasury shares.

The authorization granted by the AGM resolution of May 12, 2016 expired on May 11, 2021. The Company did not make further share repurchases pursuant to such authorization prior to its expiration, nor has it made any share repurchases under the current authorization granted by the resolution of the Company’s AGM on May 20, 2021.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock

		Total number of shares
		purchased and retired as
		part of publicly
	Average price per	announced plans or	Total value of
Period	share	programs (1)	shares
	in €		in € THOUS

December 31, 2018	51.00	999,951	50,993
Purchase of Treasury Stock
March 2019	69.86	1,629,240	113,816
April 2019	72.83	1,993,974	145,214
May 2019	72.97	147,558	10,766
Repurchased Treasury Stock	71.55	3,770,772	269,796
Retirement of repurchased Treasury Stock
June 2019	71.55	3,770,772	269,796
Purchase of Treasury Stock
June 2019	67.11	504,672	33,870
July 2019	66.77	1,029,655	68,748
August 2019	57.53	835,208	48,050
September 2019	59.67	627,466	37,445
October 2019	57.85	692,910	40,084
November 2019	64.78	852,859	55,245
December 2019	63.85	564,908	36,067
Repurchased Treasury Stock	62.55	5,107,678	319,509
December 31, 2019	60.66	6,107,629	370,502

Purchase of Treasury Stock
January 2020	84.37	124,398	10,495
February 2020 (2)	249.10	25,319	6,307
March 2020	63.05	4,842,943	305,362
April 2020	63.07	694,813	43,824
Repurchased Treasury Stock	64.35	5,687,473	365,988
Retirement of repurchased Treasury Stock
December 2020	62.44	11,795,102	736,490
TOTAL	—	—	—

(1)	All shares purchased between May 12, 2016 and April 1, 2020 were purchased pursuant to the share purchase program authorized by the AGM resolution of May 12, 2016. The Company did not purchase any shares other than pursuant to such program.
(2)	The purchase price of the shares of the program beginning on June 17, 2019 is based on the volume weighted average price of the Company’s shares for the period and changes in the volume weighted average price resulted in retroactive adjustments to the purchase price, even if no shares were purchased. The February adjustment, in combination with a lower number of shares purchased, resulted in a particularly high average price per share for the month

Additional paid-in capital

Additional paid-in capital is comprised of the premium paid on the issue of shares and stock options, the tax effects from stock options, the compensation expense from stock options, which is recognized according to IFRS 2, as well as changes in ownership interest in a subsidiary that does not result in a loss of control.

Retained earnings

Retained earnings is comprised mainly of earnings generated by group entities in prior years to the extent that they have not been distributed as well as changes of the put option liabilities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Dividends

Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated balance sheet profit (Bilanzgewinn) of the Company as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

Cash dividends of €392,455 for 2020 in the amount of €1.34 per share were paid on May 26, 2021.

Cash dividends of €351,170 for 2019 in the amount of €1.20 per share were paid on September 1, 2020.

Cash dividends of €354,636 for 2018 in the amount of €1.17 per share were paid on May 21, 2019.

At the Company’s AGM scheduled to be held on May 12, 2022, the Company’s General Partner and the Company’s Supervisory Board will propose to the shareholders a dividend of €1.35 per share for 2021, payable in 2022. The total expected dividend payment is approximately €395,556.

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

18.    Capital management

The principle objectives of the Company’s capital management strategy are to optimize the weighted average cost of capital and to achieve a balanced mix of total equity and debt. The dialysis industry, in which the Company has a strong market position in global, growing and largely non-cyclical markets, is characterized by recurring cash flows. Due to the Company’s payors’ mostly high credit quality, it is able to generate high, stable, predictable and sustainable cash flows. These generated cash flows allow a reasonable proportion of debt.

As of December 31, 2021 and December 31, 2020, total equity and debt were as follows:

Total equity, debt and total assets
in € THOUS
	2021	2020

Total equity including noncontrolling interests	13,979,037	12,331,310
Debt and lease liabilities	13,320,149	12,380,017
Total assets	34,366,558	31,689,036
Debt and lease liabilities in % of total assets	38.8%	39.1%
Total equity in % of total assets (equity ratio)	40.7%	38.9%

The Company is not subject to any capital requirements provided for in its Articles of Association. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of the existing 2011 SOP stock option plan (see note 20).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

In 2020, the Company conducted a share buy-back program. The repurchased shares were used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares or to fulfill employee participation programs (see note 17).

The Company’s financing strategy aims at ensuring financial flexibility, managing financial risks and optimizing its financing cost. The Company ensures its financial flexibility through maintaining sufficient liquidity. Refinancing risks are limited due to a balanced debt maturity profile, which is characterized by a wide range of maturities of up to 2031. In the choice of financing instruments, market capacity, investor diversification, financing conditions and the existing maturity profile are taken into account (see note 14).

The Company’s financing structure and business model are reflected in the investment grade ratings. The Company is rated investment grade by Moody’s, Standard & Poor’s and Fitch.

Rating (1)
	Standard & Poor's	Moody's	Fitch

Corporate credit rating	BBB	Baa3	BBB-
Outlook	stable	stable	stable

(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

19.    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2021, 2020 and 2019:

Reconciliation of basic and diluted earnings per share
in € THOUS, except share and per share data
	2021	2020	2019
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	969,308	1,164,377	1,199,619
Denominators:
Weighted average number of shares outstanding	292,944,732	294,055,525	302,691,397
Potentially dilutive shares	120,442	223,429	57,892
Basic earnings per share	3.31	3.96	3.96
Diluted earnings per share	3.31	3.96	3.96

20.    Share-based plans

The Company accounts for its share-based plans in accordance with IFRS 2 and has as of December 31, 2021, various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016–2021 (“Performance Shares”)

As of May 11, 2016, the issuance of stock options and Phantom Stock under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (“LTIP 2011”) terminated. Furthermore, as of January 1, 2019 the issuance of Performance Shares under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (“LTIP 2016”) terminated. Additionally, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long Term Incentive Plan (“NxStage LTIP”) for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company. An allocation has been made once in 2019. Furthermore, as of January 1, 2020 the issuance of Performance Shares under the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (“MB LTIP 2019”) is no longer possible.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, successor programs were introduced. For members of the Management Board, the supervisory board of Management AG has approved and adopted the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 (“MB LTIP 2020”) effective January 1, 2020. For the members of the management boards of affiliated companies and managerial staff members, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2019 (“LTIP 2019”) effective January 1, 2019.

The LTIP 2016, the NxStage LTIP, the MB LTIP 2019, the LTIP 2019 and the MB LTIP 2020 are each variable compensation programs with long-term incentive effects which allocate or allocated so-called “Performance Shares.” Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

The following table provides an overview of these plans.

	MB LTIP 2020	LTIP 2019	MB LTIP 2019	NxStage LTIP	LTIP 2016
Eligible persons	Members of the Management Board	Other Plan participants	Members of the Management Board	Other Plan participants	Members of the Management Board and other plan participants
Years in which an allocation occurred	2020-2021	2019-2021	2019	2019	2016–2018
Months in which an allocation occurred	November (2020), March (2021)	July, December	July, December	February	July, December

Under the current compensation system, the supervisory board of Management AG defines an initial value for each Management Board member’s allocation by applying a multiplier to the relevant base salary. Such allocation value equals 135% (multiplier of 1.35) of the relevant base salary. In case of appointments to the Management Board during a fiscal year, the amount to be allocated to such member can be pro-rated. For plan participants other than the members of the Management Board, the determination of the allocation value will be made by the Management Board, taking into account the individual responsibility of each plan participant. The initial allocation value is determined in the currency in which the respective participant receives his or her base salary at the time of the allocation. In order to determine the number of Performance Shares each plan participant receives, the respective allocation value will be divided by the value per Performance Share at the time of the allocation, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective allocation date.

The number of allocated Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth at constant currency (“Revenue Growth”), (ii) growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (“Net Income Growth”) and (iii) return on invested capital (“ROIC”).

In addition to the three performance targets above, and for the LTIP 2019 exclusively, the level of achievement for Performance Shares allocated in year 2019 may be subject to an increase if certain targets in relation to the second phase of the Company’s Global Efficiency Program (“GEP-II targets”) and in relation to the Free Cash Flow (“Free Cash Flow target”) are achieved.

Revenue, net income and ROIC are determined according to the Company’s consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS, applying the respective plan terms. Revenue Growth, Net Income Growth and the fulfillment of the GEP-II targets, for the purpose of the relevant plan, are determined at constant currency.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Performance targets

The performance targets and the target values to be applied for the fiscal year 2021 for Performance Shares allocated in the fiscal year under the MB LTIP 2020 and under the LTIP 2019 are presented in the table below.

	Target values	Target achievement	Weight
Performance target 1:	≤ 1%	0%
Revenue Growth	6%	100%	1/3
	≥ 11%	200%
Performance target 2:	≤ 0%	0%
Net Income Growth	5%	100%	1/3
	≥ 10%	200%
Performance target 3:	≤ 5,5%	0%
ROIC	6%	100%	1/3
	≥ 6,5%	200%

If Revenue Growth, Net Income Growth or ROIC range between these values, the respective degree of target achievement will be linearly interpolated.

For Performance Shares allocated in 2020, for the fiscal years 2020 and 2021, an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 6%; Revenue Growth of 1% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 11%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated in 2020, for the fiscal years 2020 and 2021, an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 5%. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 10%. If Net Income Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated in 2020, for the fiscal years 2020 and 2021, an annual target achievement level of 100% for the ROIC performance target will be reached if ROIC is 6.0%. In case of a ROIC of 5.5%, the target achievement level will be 0%; the maximum target achievement of 200% will be reached in the case of a ROIC of at least 6.5%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7%; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 16%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 7%. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For Performance Shares allocated throughout 2016 to 2019, an annual target achievement level of 100% for ROIC will be reached if the target ROIC as defined for the applicable year is reached. For Performance Shares allocated throughout 2016 to 2019, the target ROIC

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

is 7.3% for 2016, 7.5% for 2017, 7.7% for 2018, 7.9% for 2019 8.1% for 2020 and 8.1% for 2021. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period for Performance Shares allocated throughout years 2016 to 2019 is equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the applicable performance period.

For all plans, the achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%. For Performance Shares allocated in fiscal year 2019 under the LTIP 2019, the overall target achievement shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. Furthermore, the overall target achievement for Performance Shares allocated in year 2019 under the LTIP 2019 shall be increased by 20 percentage points if the Free Cash Flow target achievement is 200%. In case of a GEP-II targets achievement between 0% and 100% and a Free Cash Flow target achievement between 0% and 200%, the increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement shall not exceed 200%.

The number of Performance Shares allocated to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

Vesting conditions

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant and which can be reduced to meet the respective maximum compensation of the participant, less taxes and contributions is transferred to a credit institution which uses it for the purchase of shares of the Company on the stock exchange on behalf of the participant. The shares acquired in this way are subject to a holding period of at least one year. After the lapse of this holding period, the participant can decide to further hold or sell these shares.

For the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant, will then be paid to the plan participants as cash compensation.

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For the NxStage LTIP, the final number of Performance Shares allocated in February 2019 is generally deemed earned in December 2022. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For the LTIP 2016, the final number of Performance Shares is generally deemed earned four years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Allocation of Performance Shares

During 2021, the Company allocated 192,446 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €54.69 each and a total fair value of €10,525, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2021, the Company allocated 935,814 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €53.27 each and a total fair value of €49,851, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company allocated 159,607 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €64.20 each and a total fair value of €10,247, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company allocated 800,165 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €64.06 each and a total fair value of €51,259, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company allocated 114,999 Performance Shares under the MB LTIP 2019 at a measurement date weighted average fair value of €60.70 each and a total fair value of €6,980, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company allocated 817,089 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €62.16 each and a total fair value of €50,790, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company allocated 55,978 Performance Shares under the NxStage LTIP at a measurement date weighted average fair value of €62.17 each and a total fair value of €3,480, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011 (stock options and “Phantom Stock”)

On May 12, 2011, the 2011 SOP was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

Phantom Stock awards under the LTIP 2011 entitled the holders to receive payment in euro from the Company upon exercise of the Phantom Stock. The payment per Phantom Stock in lieu of the issuance of such stock was based upon the share price on the Frankfurt Stock Exchange of one of the Company’s shares on the exercise date. Phantom Stock awards had a five-year term and could be exercised

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

for the first time after a four-year vesting period. For participants who were U.S. taxpayers, the Phantom Stock was deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

Since January 1, 2020 and under the Company’s new compensation system, the issuance of awards under the New Incentive Bonus Plan (“NIBP”) is no longer possible. In 2019, the members of the Management Board were eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets were measured based on the adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (“Adjusted Net Income Growth”), adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments (“Adjusted Free Cash Flow”) in percent of revenues and adjusted operating margin (“Adjusted Operating Margin”), and were derived from the comparison of targeted and actually achieved figures. Targets were divided into Company level targets and those to be achieved in individual regions and areas of responsibility.

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

Share-based compensation related to this plan for fiscal years ended December 31, 2021, 2020 and 2019 was €0, €0 and €2,623, respectively.

Information on holdings under share-based plans

At December 31, 2021 and 2020, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares under the share-based plans:

Performance Shares
	2021			2020
	Members of the			Members of the
	Management	Other plan		Management	Other plan
	Board	participants	Total	Board	participants	Total
MB LTIP 2020	352,053	—	352,053	159,607	—	159,607
LTIP 2019	8,869	2,399,649	2,408,518	8,869	1,522,102	1,530,971
MB LTIP 2019	102,435	12,564	114,999	102,435	12,564	114,999
NxStage LTIP	—	32,054	32,054	—	40,530	40,530
LTIP 2016	56,624	366,059	422,683	135,473	947,133	1,082,606

Additionally, at December 31, 2021, the members of the Management Board held 455,970 stock options (December 31, 2020: 465,308) and plan participants other than the members of the Management Board held 2,557,339 stock options (December 31, 2020: 2,735,766) under the 2011 SOP.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2021, 2020 and 2019.

Transactions
		Weighted
		average
		exercise
	Options	price
Stock options for shares	(in thousands)	€
Balance at December 31, 2019	3,489	70.32
Granted	—	—
Exercised(1)	235	53.00
Expired	53	75.65
Balance at December 31, 2020	3,201	71.50
Granted	—	—
Exercised(2)	128	49.83
Expired	60	70.60
Balance at December 31, 2021	3,013	72.44

(1)	The average share price at the date of exercise of the options was €71.75.
(2)	The average share price at the date of exercise of the options was €65.92.

The following tables provide a summary of fully vested options outstanding and exercisable at December 31, 2021 and 2020, respectively:

Stock options 2021

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	of	contractual	price	of	price
in €	options	life	in €	options	in €

45.01 - 50.00	488,745	0.57	49.93	488,745	49.93
50.01 - 55.00	—	—	—	—	—
55.01 - 60.00	31,080	0.92	58.63	31,080	58.63
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,493,484	1.58	77.02	2,493,484	77.02
	3,013,309	1.41	72.44	3,013,309	72.44

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Stock options 2020

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	of	contractual	price	of	price
in €	options	life	in €	options	in €

45.01 - 50.00	630,870	1.44	49.91	630,870	49.91
50.01 - 55.00	—	—	—	—	—
55.01 - 60.00	31,080	1.92	58.63	31,080	58.63
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,539,124	2.58	77.03	2,539,124	77.03
	3,201,074	2.35	71.50	3,201,074	71.50

During the fiscal years ended December 31, 2021, 2020, and 2019, the Company received cash of €6,367, €12,445 and €17,014, respectively, from the exercise of stock options (see note 17). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2021, 2020, and 2019 was €2,056, €4,402 and €5,231, respectively.

The compensation expense related to equity-settled stock option programs was determined based upon the fair value on the grant date and the number of stock options granted which was recognized over the four-year vesting period. In connection with the 2011 SOP, the Company incurred compensation expense of €1,992 for the fiscal year ended December 31, 2019. The Company did not incur compensation expense in connection with the 2011 SOP during the years ended December 31, 2021 and 2020.

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares allocated which will be recognized over the vesting period. The compensation expense that the Company recognized for Performance Shares for the fiscal years ended December 31, 2021, 2020 and 2019, respectively, is presented in the table below.

Compensation expense related to cash-settled plans
in € THOUS
	2021	2020	2019
MB LTIP 2020	2,112	2,115	—
LTIP 2019	21,761	13,689	4,771
MB LTIP 2019	299	820	656
NxStage LTIP	296	513	572
LTIP 2016	3,826	21,864	30,304
LTIP 2011	—	1,894	5,724

21.    Leases

The Company leases land, buildings and improvements, machinery and equipment, as well as IT- and office equipment under various lease agreements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Leasing in the consolidated statements of income

The following table shows the effects from lease agreements on the consolidated statements of income for the year ended December 31, 2021, 2020 and 2019:

Leasing in the consolidated statements of income
in € THOUS
	2021	2020	2019
Depreciation on right-of-use assets	690,476	703,999	700,276
Impairments on right-of-use assets	18,696	3,496	38,820
Expenses relating to short-term leases	44,923	49,532	52,108
Expenses relating to leases of low-value assets	23,177	27,359	25,239
Expenses relating to variable lease payments	12,158	12,442	10,814
Income from subleasing right-of-use assets	3,119	4,165	4,367
Interest expense on lease liabilities	143,160	159,148	171,724

For information regarding leases with related parties, see note 5 b).

Leases in the consolidated balance sheets

At December 31, 2021 and 2020, the acquisition costs and the accumulated depreciation of right-of-use assets consisted of the following:

Acquisition costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2021	translation	group	Additions	Reclassifications	Disposals	2021

Right-of-use assets: Land	34,510	782	20	4,917	—	(2,135)	38,094
Right-of-use assets: Buildings and improvements	5,017,785	346,627	40,808	614,918	1,266	(68,928)	5,952,476
Right-of-use assets: Machinery and equipment	390,902	27,947	(587)	31,561	(48,975)	(10,954)	389,894
Right-of-use assets: Advance Payments	—	—	—	—	—	—	—
Right-of-use assets	5,443,197	375,356	40,241	651,396	(47,709)	(82,017)	6,380,464

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Acquisition costs
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2020	translation	group	Additions	Reclassifications	Disposals	2020

Right-of-use assets: Land	30,575	(2,240)	(24)	6,384	98	(283)	34,510
Right-of-use assets: Buildings and improvements	4,590,695	(375,099)	(12,391)	851,392	(613)	(36,199)	5,017,785
Right-of-use assets: Machinery and equipment	434,718	(34,013)	(1,346)	34,066	(35,189)	(7,334)	390,902
Right-of-use assets: Advance Payments	24	—	—	138	(58)	(104)	—
Right-of-use assets	5,056,012	(411,352)	(13,761)	891,980	(35,762)	(43,920)	5,443,197

Depreciation

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2021	translation	group	Additions	loss	Reclassifications	Disposals	2021

Right-of-use assets: Land	8,106	222	6	4,149	3	—	(1,142)	11,344
Right-of-use assets: Buildings and improvements	1,120,019	93,757	(2,170)	613,994	17,621	477	(39,653)	1,804,045
Right-of-use assets: Machinery and equipment	185,184	15,456	(214)	72,333	1,072	(15,720)	(9,476)	248,635
Right-of-use assets: Advance Payments	—	—	—	—	—	—	—	—
Right-of-use assets	1,313,309	109,435	(2,378)	690,476	18,696	(15,243)	(50,271)	2,064,024

Depreciation
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2020	translation	group	Additions	loss	Reclassifications	Disposals	2020

Right-of-use assets: Land	4,502	(419)	(4)	4,242	—	(16)	(199)	8,106
Right-of-use assets: Buildings and improvements	613,926	(77,935)	(5,319)	604,493	3,496	(304)	(18,338)	1,120,019
Right-of-use assets: Machinery and equipment	112,469	(14,229)	(88)	95,264	—	(2,494)	(5,738)	185,184
Right-of-use assets: Advance Payments	—	—	—	—	—	—	—	—
Right-of-use assets	730,897	(92,583)	(5,411)	703,999	3,496	(2,814)	(24,275)	1,313,309

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Book value
in € THOUS
	December 31,	December 31,
	2021	2020
Right-of-use assets: Land	26,750	26,404
Right-of-use assets: Buildings and improvements	4,148,431	3,897,766
Right-of-use assets: Machinery and equipment	141,259	205,718
Right-of-use assets: Advance Payments	—	—
Right-of-use assets	4,316,440	4,129,888

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

Leasing in the consolidated statements of cash flows

Total cash outflows from leases were €921,988 for the year ended December 31, 2021 (December 31, 2020 and 2019: €951,066 and €945,169, respectively).

Leases that the Company entered into as a lessee that have not yet begun as of December 31, 2021 will result in future cash outflows of €118,929 (December 31, 2020 and 2019: €123,679 and €254,171, respectively).

Potential future cash outflows resulting from purchase options of €30,309 were not reflected in the measurement of the lease liabilities as of December 31, 2021, as the exercise of the respective options is not reasonably certain (December 31, 2020 and 2019: €41,215 and €56,507, respectively).

Potential future cash outflows resulting from extension options of €7,229,433 were not reflected in the measurement of the lease liabilities as of December 31, 2021, as the exercise of the respective options is not reasonably certain (December 31, 2020 and 2019: €6,407,955 and €6,691,551, respectively). The major part of these potential future cash outflows relates to extension options in real estate lease agreements, primarily for dialysis clinics in the North America Segment. Individual lease agreements include multiple extension options. The Company uses extension options to obtain a high degree of flexibility in performing its business. These extension options held are exercisable solely by the Company.

Potential future cash outflows resulting from termination options of €3,095 were not reflected in the measurement of the lease liabilities as of December 31, 2021, as the exercise of the respective options is not reasonably certain (December 31, 2020 and 2019: €3,374 and €3,493, respectively).

22.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement (“NPA”) with the DOJ and a separate agreement with the SEC (“SEC Order”) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. The DOJ NPA and SEC Order are both scheduled to terminate on December 31, 2022. In 2019, the Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor. Due in part to COVID-19 pandemic restrictions, the monitorship program faced certain delays, but the Company is working to complete all its obligations under the resolution with the DOJ and SEC in 2022.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company’s and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company’s remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-U.S. Foreign Corrupt Practices Act (“FCPA”) review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury and related litigation involving FMCH’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. FMCH’s insurers agreed to the settlement in 2017 of personal injury litigation and funded $220,000 (€179,284) of the settlement fund under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, FMCH’s insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

Discovery in the litigation is complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000 (€48,896). FMCH contests all of AIG’s claims and submitted expert reports supporting rights to recover $108,000 (€88,012) from AIG, in addition to the $220,000 (€179,284) already funded. A trial date has not been set in the matter.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (“USAO”) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator’s qui tam complaint that gave rise to the investigation. The relator thereafter served the complaint and proceeded on his own in part by filing an amended complaint making broad allegations about financial relationships between FMCH and nephrologists. FMCH’s motion to dismiss the amended complaint remains pending. On October 5, 2021, the District Court for Maryland granted FMCH’s motion to transfer the case to the United States District Court for Massachusetts, where the litigation continues. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty’s Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH’s acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii’s contracted administrator for its Medicaid program reimbursement operations during the relevant period. With discovery concluded, the State has specified that its demands for relief relate to $7,700 (€6,275) in overpayments on approximately twenty thousand “claims” submitted by Liberty. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State’s False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State’s recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation has been postponed because of COVID-19-related administrative issues and has been rescheduled for August 2022.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH’s participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH has cooperated in the Denver USAO investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH’s involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The District Court unsealed the complaint, allowing the relator to proceed on its own. On August 3, 2021, the District Court granted FMCH’s motion to dismiss the relator’s amended complaint, dismissed the case with prejudice and declined to allow further amendment. On August 27, 2021, the relator appealed to the United States Court of Appeals for the Second Circuit.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH’s subsidiary Azura Vascular Care for a period beginning after FMCH’s acquisition of American Access Care LLC (“AAC”) in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities were medically unnecessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (“Shiel”), which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee’s conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

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

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, “VFMCRP”) (see note 5), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, “Lupin”), and Teva Pharmaceuticals USA, Inc. (“Teva”) in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN, “first complaint”). The patent infringement action is in response to Lupin and Teva’s filings of Abbreviated New Drug Applications (“ANDA”) with the U.S. Food and Drug Administration (“FDA”) for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin’s ANDA; and August 6, 2020 for Teva’s ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, “Annora”), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin’s ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN, “second complaint”) in response to the companies’ ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book. All cases involving Lupin as defendant were settled among the parties, thus terminating the corresponding court actions on December 18, 2020. In relation to the remaining pending cases and the defendant Teva, trial took place for the first complaint between January 19 and 22, 2021. Another patent newly listed in the Orange Book was added to the second complaint on June 23, 2021. Trial is scheduled for the second complaint for June 2022.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH cooperated in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed its position) and litigation is continuing. The court has not yet set a date for trial in this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

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

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to one pending FDA warning letter and is awaiting confirmation as to whether the letter is now closed. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation and or other similar laws (“Data Protection Laws”) when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

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

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial. For further information regarding the Company’s purchase commitments, see note 8 and note 10.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

23.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at December 31, 2021 and December 31, 2020:

Carrying amount and fair value of financial instruments
in € THOUS
December 31, 2021	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	989,257	492,398	—	—	1,481,655	492,398	—	—
Trade accounts and other receivables from unrelated parties	3,328,720	—	—	80,341	3,409,061	—	—	—
Accounts receivable from related parties	162,361	—	—	—	162,361	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	579	579	—	579	—
Derivatives - not designated as hedging instruments	—	2,846	—	—	2,846	—	2,846	—
Equity investments	—	174,884	69,595	—	244,479	121,643	72,157	50,679
Debt securities	—	95,417	327,078	—	422,495	418,196	4,299	—
Other financial assets(1)	137,358	—	—	130,859	268,217	—	—	—
Other current and non-current assets	137,358	273,147	396,673	131,438	938,616	—	—	—
Financial assets	4,617,696	765,545	396,673	211,779	5,991,693	—	—	—

Accounts payable to unrelated parties	736,069	—	—	—	736,069	—	—	—
Accounts payable to related parties	121,457	—	—	—	121,457	—	—	—
Short-term debt	1,255,853	—	—	—	1,255,853	—	—	—
Long-term debt	7,314,915	—	—	—	7,314,915	7,246,019	243,656	—
Lease liabilities	—	—	—	4,749,381	4,749,381	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,490	4,490	—	4,490	—
Derivatives - not designated as hedging instruments	—	21,428	—	—	21,428	—	21,428	—
Variable payments outstanding for acquisitions	—	47,690	—	—	47,690	—	—	47,690
Put option liabilities	—	—	—	992,423	992,423	—	—	992,423
Other financial liabilities(2)	965,663	—	—	—	965,663	—	—	—
Other current and non-current liabilities	965,663	69,118	—	996,913	2,031,694	—	—	—
Financial liabilities	10,393,957	69,118	—	5,746,294	16,209,369	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments
in € THOUS
December 31, 2020	Carrying amount					Fair value
	Amortized
	cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	781,029	300,510	—	—	1,081,539	300,510	—	—
Trade accounts and other receivables from unrelated parties	3,080,770	—	—	72,275	3,153,045	—	—	—
Accounts receivable from related parties	91,438	—	—	—	91,438	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,130	1,130	—	1,130	—
Derivatives - not designated as hedging instruments	—	5,367	—	—	5,367	—	5,367	—
Equity investments	—	191,739	56,911	—	248,650	11,911	48,221	188,518
Debt securities	—	103,387	297,954	—	401,341	396,392	4,949	—
Other financial assets(1)	195,926	—	—	108,830	304,756	—	—	—
Other current and non-current assets	195,926	300,493	354,865	109,960	961,244	—	—	—
Financial assets	4,149,163	601,003	354,865	182,235	5,287,266	—	—	—

Accounts payable to unrelated parties	731,993	—	—	—	731,993	—	—	—
Accounts payable to related parties	95,401	—	—	—	95,401	—	—	—
Short-term debt	79,270	—	—	—	79,270	—	—	—
Long-term debt	7,808,460	—	—	—	7,808,460	6,764,681	1,404,640	—
Lease liabilities	—	—	—	4,492,287	4,492,287	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,667	1,667	—	1,667	—
Derivatives - not designated as hedging instruments	—	39,281	—	—	39,281	—	39,281	—
Variable payments outstanding for acquisitions	—	66,359	—	—	66,359	—	—	66,359
Put option liabilities	—	—	—	882,422	882,422	—	—	882,422
Other financial liabilities(2)(3)	800,714	—	—	—	800,714	—	—	—
Other current and non-current liabilities	800,714	105,640	—	884,089	1,790,443	—	—	—
Financial liabilities	9,515,838	105,640	—	5,376,376	14,997,854	—	—	—

(1)	As of December 31, 2021, other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor and supplier rebates as well as notes receivable. As of December 31, 2020, other financial assets primarily include lease receivables, vendor and supplier rebates, deposits, guarantees, securities and notes receivable.
(2)	As of December 31, 2021 and 2020, other financial liabilities primarily include receivable credit balances and goods and services received.
(3)	Other financial liabilities have been revised for the prior year to conform to the current year’s presentation.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. At September 30, 2021, the Company transferred its investment in Humacyte, Inc. (“Humacyte”) with a carrying amount of €158,551 from Level 3 to Level 1, after Humacyte completed its merger with Alpha Healthcare Acquisition Corporation, a special purpose acquisition company. The shares in Alpha Healthcare Acquisition Corporation (now called Humacyte) received by the Company as a result of this merger and in a contemporaneous private placement are quoted in an active market, and Humacyte has registered the Company’s shares for resale under the Securities Act of 1933. No additional transfers between levels of the fair value hierarchy have occurred as of December 31, 2021. Transfers between levels of the fair value hierarchy did not occur as of December 31, 2020. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. All equity investments for which changes in fair value are recorded in OCI relate to purchases of publicly traded shares or percentage ownership of companies in the health sciences or adjacent fields and are made up of individually non-significant investments. At December 31, 2021, the Company held 12 non-listed equity investments (December 31, 2020: 12) and no listed equity investments (December 31, 2020: 1). During 2021, gains of €33,948 were transferred from OCI to retained earnings, mainly as one investment was disposed of (December 31, 2020: €11,385). There were no dividends recognized during 2021 and 2020 from these equity investments. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate. The Company’s listed and non-listed equity investments measured at FVOCI had the following fair values at December 31, 2021 and 2020:

Equity investments measured at FVOCI
in € THOUS
	2021	2020

Listed equity investments	—	11,911
Non-listed equity investments	69,595	45,000
Equity investments FVOCI	69,595	56,911

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI. The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

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

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put options. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €72,313 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

At December 31, 2021, 2020 and 2019 the Company’s potential obligations under these put option liabilities, which are recorded in other current liabilities and other non-current liabilities, were €992,423, €882,422 and €934,425, respectively. At December 31, 2021, 2020 and 2019, put option liabilities with an aggregate purchase obligation of €561,872, €395,759 and €385,924, respectively, were exercisable. In the last three fiscal years ending December 31, 2021, 231 such put options have been exercised for a total consideration of €83,996.

Following is a roll forward of Level 3 financial instruments at December 31, 2021, 2020 and 2019:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS
	2021			2020			2019
		Variable			Variable			Variable
		payments			payments			payments
	Equity	outstanding for	Put option	Equity	outstanding for	Put option	Equity	outstanding for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	188,518	66,359	882,422	183,054	89,677	934,425	—	172,278	818,871
Transfer to level 1	(158,551)	—	—	—	—	—	—	—	—
Transfer from level 2	—	—	—	—	—	—	186,427	—	—
Increase	21,137	9,488	112,194	—	17,253	51,388	2,233	4,828	109,109
Decrease	—	(22,499)	(18,495)	—	(35,764)	(99,877)	—	(43,941)	(20,269)
Gain / loss recognized in profit or loss(1)	(12,975)	(6,716)	—	22,489	(1,996)	—	128	(41,537)	—
Gain / loss recognized in equity	—	—	(54,019)	—	—	73,993	—	—	14,523
Foreign currency translation and other changes	12,550	1,058	70,321	(17,025)	(2,811)	(77,507)	(5,734)	(1,951)	12,191
Ending balance at December 31,	50,679	47,690	992,423	188,518	66,359	882,422	183,054	89,677	934,425

(1)	Includes realized and unrealized gains / losses.

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

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company’s General Partner. On a quarterly basis, the Company performs an assessment of its counterparty credit risk. The Company currently

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

considers this risk to be low (as the counterparties are generally investment grade). The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

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

At December 31, 2021 and December 31, 2020, the Company had €3,151 and €6,452 of derivative financial assets subject to netting arrangements and €23,963 and €40,724 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €736 and €1,192 as well as net liabilities of €21,547 and €35,464 at December 31, 2021 and December 31, 2020, respectively.

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

The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled €190,707 and €134,637 at December 31, 2021 and December 31, 2020, respectively. At December 31, 2021, the Company had foreign exchange derivatives with maturities of up to 14 months. Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the interest and foreign exchange derivatives matched mainly the critical terms of the underlying exposures.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. The notional amounts of economic hedges totaled €854,528 and €1,537,416 at December 31, 2021 and December 31, 2020, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company uses a Cash-Flow-at-Risk (“CFaR”) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability distributions based on historical volatilities and correlations using the values of the last 50 exchange rates with an interval of 21 trading days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio’s risk exposure is generally less than the sum total of the underlying individual risks. Based on a net exposure of €1,140,149, the Company’s CFaR amounts to €29,302 at December 31, 2021, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €29,302.

The following table shows the average hedging rate and the nominal amount of the foreign exchange forward contracts for the currencies with highest hedging volume at December 31, 2021:

Significant currency pairs
in € THOUS
	Nominal	Average
	amount	hedging rate

EUR/AUD	208,723	1.5821
EUR/CNY	167,854	7.6204
EUR/USD	148,670	1.1581

Interest rate risk management

The Company’s interest rate risks mainly arise from money market and capital market transactions of the group for financing its business activities.

For purposes of analyzing the impact of changes in the relevant reference interest rates on the Company’s results of operations, the Company calculates the portion of financial debt which bears variable interest rate and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular part of its liabilities, the Company assumes an increase in the Reference Rates of 0.5% compared to the actual rates as of the balance sheet date. The corresponding additional annual interest expense is then compared to the Company’s net income. This analysis shows that an increase of 0.5% in the relevant Reference Rates would have an effect of less than 1% on the consolidated net income and less than 0.1% on the shareholder’s equity of the Company.

In addition, the Company also entered into interest rate hedges (“pre-hedges”) in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2021 and December 31, 2020, the Company had €7,234 and €7,572, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

A fundamental reform of major interest rate benchmarks is being undertaken globally. This includes the replacement of certain interbank offered rates (“IBORs”) with alternative nearly risk-free rates (referred to as “IBOR Reform”). The Company has exposures to relevant IBORs through its financial instruments, which will be affected as part of this market-wide initiative. The Company evaluates the extent to which contracts which reference IBOR cash flows will need to be amended as a result of IBOR Reform and how to manage communication about IBOR Reform with counterparties. The required changes to relevant IT-systems in order to technically apply the new risk free rates are accomplished.

The Syndicated Credit Facility has a certain level of London Inter-Bank Offered Rate (“LIBOR”) exposure due to the possibility of multicurrency drawings in U.S. dollar as well as in euro and will be amended before the expected cessation of the U.S. dollar LIBOR in 2023.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Derivative financial instruments valuation

The following table shows the carrying amounts of the Company’s derivatives at December 31, 2021 and December 31, 2020:

Derivative financial instruments valuation
in € THOUS
	2021		2020
	Assets	Liabilities	Assets	Liabilities
Current
Foreign exchange contracts	571	(4,419)	1,103	(1,642)

Non-current
Foreign exchange contracts	8	(71)	27	(25)
Derivatives in cash flow hedging relationships	579	(4,490)	1,130	(1,667)

Current
Foreign exchange contracts	2,846	(21,428)	5,367	(39,281)

Non-current
Foreign exchange contracts	—	—	—	—
Derivatives not designated as hedging instruments	2,846	(21,428)	5,367	(39,281)

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

The Company’s own credit risk is incorporated in the fair value estimation of derivatives that are liabilities. Counterparty credit risk adjustments are factored into the valuation of derivatives that are assets. The Company monitors and analyses the credit risk from derivative financial instruments on a regular basis. For the valuation of derivative financial instruments, the credit risk is considered in the fair value of every individual instrument. The default probability is based upon the credit default swap spreads of each counterparty appropriate for the duration. The calculation of the credit risk considered in the valuation is performed by multiplying the default probability appropriate for the duration with the expected discounted cash flows of the derivative financial instrument.

The effect of financial instruments on the consolidated statements of income

The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €52,948 (2020: €41,137), interest expense of €343,807 (2020: €407,065) as well as expected credit losses of €44,374 (2020: €28,302).

In the fiscal year 2021, net losses from foreign currency transactions amount to €9,898 (2020: net losses €15,919).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the effect of derivatives in cash flow hedging relationship on the consolidated financial statement:

The effect of derivatives in cash flow hedging relationships on the consolidated financial statements in € THOUS
	Fair value gain	Fair value gain
	(loss) recognized in	(loss) recognized in		Amount	Amount
	AOCI on hedging	AOCI on hedging	Location of	reclassified	reclassified
	instrument (hedge	instrument (cost of	reclassified	from hedge	from cost of
	reserve)	hedging)	amounts from AOCI	reserve	hedging
For the year ended December 31, 2021
Interest rate contracts	—	—	Interest income/expense	1,206	—
Foreign exchange contracts	(3,585)	126	thereof:
			Revenue	275	773
			Costs of revenue	72	(1,060)
			Inventories	1,013	(2)
Total	(3,585)	126		2,566	(289)

For the year ended December 31, 2020
Interest rate contracts	—	—	Interest income/expense	1,249	—
Foreign exchange contracts	6,123	(2,062)	thereof:
			Revenue	(4,612)	1,990
			Costs of revenue	(2,662)	3,085
			Inventories	(286)	(46)
Total	6,123	(2,062)		(6,311)	5,029

The following table shows the effect of derivatives not designated as hedging instruments on the consolidated financial statements:

The effect of derivatives not designated as hedging instruments on the consolidated financial statements in € THOUS
		Amount of (gain) loss recognized in
	Location of (gain) loss recognized in	income on derivatives
	income on derivatives	for the year ended, December 31
		2021	2020

Foreign exchange contracts	Selling, general and administrative expenses	(49,214)	48,925
Foreign exchange contracts	Interest income/expense	1,477	3,800
Derivatives not designated as hedging instruments		(47,737)	52,725

Credit risk

The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty will fail to meet its obligations as the counterparties are highly rated financial institutions (generally investment grade). The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €3,425 at December 31, 2021 (2020: €6,497). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all financial assets. In order to control this credit risk, the Company’s management carries out an aging analysis of trade accounts and other receivables from unrelated parties. For details on the aging analysis and on expected credit losses, please see note 7.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Liquidity risk

The liquidity risk is defined as the risk that a company is potentially unable to meet its financial obligations. The Management of the Company manages the liquidity of the group by means of effective working capital and cash management as well as an anticipatory evaluation of refinancing alternatives. The Company’s management believes that existing credit facilities, net cash provided by operating activities and additional short-term debt are sufficient to meet the Company’s foreseeable demand for liquidity (see note 13).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the future undiscounted contractual cash flows (including interest) resulting from recognized financial liabilities and derivative financial instruments recorded in the consolidated balance sheets:

Payments agreed by contracts
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2021
Non-Derivatives
Accounts payable to unrelated parties	736,069	68	—	—
Accounts payable to related parties	121,457	—	—	—
Other current financial liabilities	965,595	—	—	—
Short-term debt (1)	1,255,853	—	—	—
Amended 2012 Credit Agreement (2)	—	—	—	—
Bonds	759,946	1,249,033	2,553,673	3,563,460
Other long-term debt	49,959	103,315	38,991	51,466
Lease liabilities (1)	796,927	1,463,953	1,127,660	2,076,056
Variable payments outstanding for acquisitions	9,721	2,936	22,526	15,322
Put option liabilities	678,705	219,554	151,462	67,744
Letters of credit	11,065	—	—	—
	5,385,297	3,038,859	3,894,312	5,774,048

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(141,935)	(2,300)	—	—
Outflow	146,810	2,409	—	—
	4,875	109	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(611,024)	—	—	—
Outflow	638,609	—	—	—
	27,585	—	—	—

Total	5,417,757	3,038,968	3,894,312	5,774,048

2020
Non-Derivatives
Accounts payable to unrelated parties	731,993	1	—	—
Accounts payable to related parties	95,401	—	—	—
Other current financial liabilities	800,714	—	—	—
Short-term debt (1)	79,270	—	—	—
Amended 2012 Credit Agreement (2)	138,326	1,043,542	—	—
Bonds	976,211	1,416,985	987,015	4,031,570
Other long-term debt	53,097	66,310	70,339	48,332
Lease liabilities (1)	735,890	1,375,720	1,026,391	2,053,642
Variable payments outstanding for acquisitions	19,313	18,687	28,261	8,273
Put option liabilities	645,784	102,142	93,357	74,648
Letters of credit	11,091	—	—	—
	4,287,090	4,023,387	2,205,363	6,216,465

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(78,109)	(367)	—	—
Outflow	79,604	392	—	—
	1,495	25	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(1,287,605)	—	—	—
Outflow	1,328,519	—	—	—
	40,914	—	—	—

Total	4,329,499	4,023,412	2,205,363	6,216,465

(1)	Includes amounts from related parties.
(2)	Future interest payments for financial liabilities with variable interest rates were calculated using the latest interest rates fixed prior to December 31, 2021 and 2020.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

24.    Other comprehensive income (loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2021, 2020, and 2019 are as follows:

Other comprehensive income (loss)
in € THOUS
	2021			2020			2019

	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	(25,334)	—	(25,334)	58,166	—	58,166	—	—	—
FVOCI equity investments	37,660	(8,492)	29,168	19,439	(2,326)	17,113	—	—	—
Actuarial gain (loss) on defined benefit pension plans	(15,781)	4,407	(11,374)	4,176	(1,191)	2,985	(99,613)	30,245	(69,368)

Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment	1,034,239	—	1,034,239	(1,359,397)	—	(1,359,397)	263,835	—	263,835
FVOCI debt securities	(9,892)	1,482	(8,410)	29,096	(5,048)	24,048	—	—	—
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedging reserve during the period	(3,585)	1,013	(2,572)	6,123	(1,839)	4,284	(15,996)	3,892	(12,104)
Cost of hedging	126	(7)	119	(2,062)	608	(1,454)	(1,473)	460	(1,013)
Reclassification adjustments	2,277	(599)	1,678	(1,282)	482	(800)	5,836	(1,678)	4,158
Total other comprehensive income (loss) relating to cash flow hedges	(1,182)	407	(775)	2,779	(749)	2,030	(11,633)	2,674	(8,959)
Other comprehensive income (loss)	1,019,710	(2,196)	1,017,514	(1,245,741)	(9,314)	(1,255,055)	152,589	32,919	185,508

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

25.    Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2021, 2020 and 2019:

Details for net cash provided by (used in) investing activities in € THOUS
	2021	2020	2019
Details for acquisitions
Assets acquired	(547,146)	(337,300)	(2,639,432)
Liabilities assumed	70,143	41,761	260,120
Noncontrolling interests(1)	120,197	37,140	137,368
Non-cash consideration	12,482	33,804	26,637
Cash paid	(344,324)	(224,595)	(2,215,307)
Less cash acquired	19,518	9,759	55,210
Net cash paid for acquisitions	(324,806)	(214,836)	(2,160,097)

Cash paid for investments	(77,010)	(10,899)	(23,290)
Cash paid for intangible assets	(32,355)	(33,250)	(37,972)
Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(434,171)	(258,985)	(2,221,359)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	52,444	14,608	43,317
Cash received from repayment of loans	—	—	—
Proceeds from divestitures	52,444	14,608	43,317

(1)	Includes “put option liabilities” in the amount of €26,801 and €72,151 for the years ended December 31, 2020 and 2019, respectively, which were previously disclosed separately as these amounts relate to noncontrolling interests subject to put provisions.

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2021:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
					Amortization
			Acquisitions	Foreign	of debt
	January 1,	Cash	(net of	currency	issuance costs			December 31,
	2021	Flow	divestitures)	translation	and discounts	Other		2021

Short-term debt from unrelated parties	62,950	1,115,777	164	(531)	—	(7)		1,178,353
Short-term debt from related parties	16,320	61,180	—	—	—	—		77,500
Long-term debt (excluding Accounts Receivable Facility)(1)	7,808,460	(812,002)	11,421	294,437	9,423	3,176		7,314,915
Accounts Receivable Facility	—	—	—	—	—	—		—
Lease liabilities from unrelated parties	4,352,267	(675,639)	42,600	297,110	—	613,762	(2)	4,630,100
Lease liabilities from related parties	140,020	(21,315)	—	90	—	486	(2)	119,281

(1)	Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €19,314 and debt issuance cost relating to undrawn credit facilities in the amount of €7,590.
(2)	Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties. Furthermore, interest expense in the amount of €143,160, net of interest paid (included in Net cash provided by (used in) operating activities), are included.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2020:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS

			Non-cash changes
					Amortization
			Acquisitions	Foreign	of debt
	January 1,	Cash	(net of	currency	issuance costs			December 31,
	2020	Flow	divestitures)	translation	and discounts	Other		2020

Short-term debt from unrelated parties	1,149,988	(1,091,410)	4,093	(3,431)	—	3,710		62,950
Short-term debt from related parties	21,865	(5,469)	—	—	—	(76)		16,320
Long-term debt (excluding Accounts Receivable Facility)(1)	7,525,987	557,433	22,644	(309,632)	10,466	1,562		7,808,460
Accounts Receivable Facility	379,570	(373,840)	—	(6,385)	655	—		—
Lease liabilities from unrelated parties	4,582,092	(683,614)	(9,583)	(349,656)	—	813,028	(2)	4,352,267
Lease liabilities from related parties	122,946	(20,185)	—	(169)	—	37,428	(2)	140,020

(1)	Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €22,746.
(2)	Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties. Furthermore, interest expense in the amount of €159,148, net of interest paid (included in Net cash provided by (used in) operating activities), are included.

Interest payments are included in operating activities in the consolidated statements of cash flows in the amount of €331,837 and €377,081 as of December 31, 2021 and 2020. Accrued interest is presented in the consolidated balance sheets under Current provisions and other current liabilities. For further information see note 12.

26.    Segment and corporate information

The Company’s operating and reportable segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company does not include income taxes as it believes taxes are outside the segments’ control. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal and IT costs, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company’s global research and development team as well as its Global Medical Office, which seek to optimize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities (“Corporate”) do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the twelve-month periods ended December 31, 2021, 2020 and 2019 is set forth below:

Segment and corporate information

in € THOUS

	North		Asia-	Latin
	America	EMEA	Pacific	America	Total
	Segment	Segment	Segment	Segment	Segment	Corporate (1)	Total
2021
Revenue from health care services	10,622,787	1,379,151	941,627	499,215	13,442,780	36,658	13,479,438
Revenue from health care products	1,051,878	1,336,921	1,017,262	201,054	3,607,115	16,836	3,623,951
Revenue from contracts with customers	11,674,665	2,716,072	1,958,889	700,269	17,049,895	53,494	17,103,389
Other revenue external customers	413,046	48,694	50,901	2,655	515,296	—	515,296
Revenue external customers	12,087,711	2,764,766	2,009,790	702,924	17,565,191	53,494	17,618,685
Inter-segment revenue	31,869	—	620	202	32,691	(32,691)	—
Revenue	12,119,580	2,764,766	2,010,410	703,126	17,597,882	20,803	17,618,685
Operating income	1,643,918	309,327	349,599	11,959	2,314,803	(462,513)	1,852,290
Interest							(280,429)
Income before income taxes							1,571,861
Depreciation and amortization	(983,568)	(195,032)	(105,934)	(38,890)	(1,323,424)	(261,943)	(1,585,367)
Impairment loss	(19,814)	(12,146)	(3,684)	(493)	(36,137)	(2,172)	(38,309)
Income (loss) from equity method investees	90,123	(1,074)	2,163	963	92,175	—	92,175
Total assets	22,667,874	3,943,175	3,042,941	787,207	30,441,197	3,925,361	34,366,558
thereof investment in equity method investees	459,231	197,717	104,077	25,880	786,905	—	786,905
Additions of property, plant and equipment, intangible assets and right of use assets	872,647	206,248	130,632	50,374	1,259,901	296,963	1,556,864

2020
Revenue from health care services	11,060,231	1,364,976	876,036	484,930	13,786,173	24,416	13,810,589
Revenue from health care products	1,094,828	1,363,820	969,674	196,445	3,624,767	15,228	3,639,995
Revenue from contracts with customers	12,155,059	2,728,796	1,845,710	681,375	17,410,940	39,644	17,450,584
Other revenue external customers	323,361	33,792	48,468	2,858	408,479	—	408,479
Revenue external customers	12,478,420	2,762,588	1,894,178	684,233	17,819,419	39,644	17,859,063
Inter- segment revenue	28,753	5,933	239	304	35,229	(35,229)	—
Revenue	12,507,173	2,768,521	1,894,417	684,537	17,854,648	4,415	17,859,063
Operating income	2,119,737	411,674	343,632	(156,555)	2,718,488	(414,079)	2,304,409
Interest							(368,019)
Income before income taxes							1,936,390
Depreciation and amortization	(997,509)	(191,204)	(110,400)	(35,731)	(1,334,844)	(252,025)	(1,586,869)
Impairment loss	(1,231)	(2,266)	(1,065)	(194,468)	(199,030)	—	(199,030)
Income (loss) from equity method investees	87,493	4,237	2,950	18	94,698	(180)	94,518
Total assets	21,358,156	3,879,386	2,830,867	724,124	28,792,533	2,896,503	31,689,036
thereof investment in equity method investees	413,401	215,650	105,661	26,401	761,113	—	761,113
Additions of property, plant and equipment, intangible assets and right of use assets	1,162,847	249,401	143,939	50,682	1,606,869	395,654	2,002,523

2019
Revenue from health care services	10,907,934	1,354,220	861,963	499,202	13,623,319	—	13,623,319
Revenue from health care products	1,023,462	1,298,723	930,057	206,434	3,458,676	20,141	3,478,817
Revenue from contracts with customers	11,931,396	2,652,943	1,792,020	705,636	17,081,995	20,141	17,102,136
Other revenue external customers	263,777	40,530	66,750	3,362	374,419	—	374,419
Revenue external customers	12,195,173	2,693,473	1,858,770	708,998	17,456,414	20,141	17,476,555
Inter- segment revenue	3,067	686	504	251	4,508	(4,508)	—
Revenue	12,198,240	2,694,159	1,859,274	709,249	17,460,922	15,633	17,476,555
Operating income	1,794,101	448,062	328,996	42,508	2,613,667	(344,109)	2,269,558
Interest							(429,444)
Income before income taxes							1,840,114
Depreciation and amortization	(992,526)	(188,580)	(98,599)	(33,352)	(1,313,057)	(240,351)	(1,553,408)
Impairment loss	(36,411)	(3,341)	—	—	(39,752)	—	(39,752)
Income (loss) from equity method investees	75,941	(4,414)	2,551	1,152	75,230	(1,551)	73,679
Total assets	21,700,202	4,058,523	2,852,271	917,184	29,528,180	3,406,555	32,934,735
thereof investment in equity method investees	400,514	171,704	99,815	24,839	696,872	—	696,872
Additions of property, plant and equipment, intangible assets and right of use assets	1,097,517	212,282	190,591	36,595	1,536,985	356,934	1,893,919

(1)	Includes inter - segment consolidation adjustments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

Geographic presentation

in € THOUS

		North	Rest of
	Germany	America	the world	Total

2021
Revenue external customers	511,390	12,087,711	5,019,584	17,618,685
Long-lived assets	1,478,579	19,618,557	4,191,436	25,288,572

2020
Revenue external customers	493,436	12,478,420	4,887,207	17,859,063
Long-lived assets	1,202,528	17,878,746	4,325,335	23,406,609

2019
Revenue external customers	474,750	12,195,173	4,806,632	17,476,555
Long-lived assets	1,311,786	19,112,827	4,335,569	24,760,182

27.    Subsequent events

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $700,000 (€532,522 as of the date of issuance on January 26, 2012) were redeemed at maturity on January 31, 2022.

No further significant activities have taken place subsequent to the balance sheet date December 31, 2021 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company’s structure, management, legal form or personnel.

28.      Compensation of the Management Board and the Supervisory Board

Compensation of the Management Board of the General Partner

The total compensation of the members of the Management Board of Fresenius Medical Care Management AG for the fiscal year 2021 amounted to €26,833 (2020: €27,853) and consisted of non-performance-based compensation (including fringe benefits) in the total amount of €9,531 (2020: €9,942), short-term performance-based compensation in the total amount of €6,819 (2020: €8,069) and components with long-term incentive effects (multi-year variable compensation) with a total fair value on the allocation date of €10,483 (2020: €9,842). The components with long-term incentive effects consist of 192,446 Performance Shares (2020: 159,607) allocated under the MB LTIP 2020.

Under IFRS, pension expense (“service costs”) for the members of the Management Board of Fresenius Medical Care Management AG in 2021 amounted to €5,146 (2020: €5,749) and the expense in respect to the long-term incentive share-based compensation plans to €5,119 (2020: €9,215). Total compensation expense, in accordance with IFRS, for the members of the Management Board of Fresenius Medical Care Management AG amounted to €26,615 (2020: €32,975).

As of December 31, 2021, outstanding liabilities and provisions with respect to the members of the Management Board of Fresenius Medical Care Management AG amounted to €54,626 (December 31, 2020: €50,859) and consisted mainly of pension commitments and provisions for performance-based compensation components. Short-term performance-based compensation is linked to the achievement of three financial targets (based on Revenue, Operating income and Net income) and one non-financial target (Sustainability). The

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

individual contractual defined benefit pension commitments provide for pension and survivor benefits as of the time of conclusively ending active work or in case of full or partial reduction in earning capacity, and the amount of such benefits is calculated by reference to the amount of the Management Board member’s most recent base salary. For information on the terms and conditions of the components with long-term incentive effects see note 20. The total compensation of former members of the Management Board of Fresenius Medical Care Management AG amounted to €629 (2020: €629). As of December 31, 2021, pension obligations, according to IAS 19, towards this group of persons exist in an amount of €49,274 (December 31, 2020: €36,587).

Compensation of the supervisory board

In the fiscal year, the total compensation of the members of the Supervisory Board of FMC-AG & Co. KGaA amounted to €1,089 (2020: €669).

The compensation of the supervisory board of the Fresenius Medical Care Management AG and the compensation of its Committees was, in compliance with article 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA, charged to FMC-AG & Co. KGaA. In the fiscal year the total compensation of the members of the supervisory board of Fresenius Medical Care Management AG amounted to €1,084 (2020: €943).

29. Principal accountant fees and services

At the Company’s  AGM on August 27, 2020, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”), Frankfurt am Main, was approved to serve as the Company’s new independent accountants beginning with the 2020 fiscal year, thereby replacing KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”),Berlin, as the Company’s auditors.

In 2021, 2020 and 2019, fees for the auditors and their affiliates were expensed as follows:

Fees

in € THOUS

	Consolidated	thereof	Consolidated	thereof	Consolidated	thereof
	group	Germany	group	Germany	group	Germany
	2021		2020		2019

Audit fees - PwC	10,524	2,041	9,386	1,608	—	—
Audit fees - KPMG	581	—	455	—	10,113	1,665
Audit-related fees - PwC	1,038	614	510	394	—	—
Audit-related fees - KPMG	83	—	87	45	615	525
Tax fees - PwC	633	—	951	54	—	—
Tax fees - KPMG	311	—	310	—	318	—
Other fees - PwC	1,817	1,813	5,236	5,236	—	—
Other fees - KPMG	251	203	42	—	41	—

Audit fees are the aggregate fees billed by the Company’s auditors for the audit of the Company’s consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees.

Audit-related fees are fees charged by the Company’s auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category mainly comprises fees billed by PwC for comfort letters, agreed-upon procedure engagements and other attestation services subject to regulatory

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

requirements. Fees billed by KPMG comprises fees for comfort letters, consultation on accounting issues, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

Tax fees are fees for professional services rendered by PwC for tax compliance, tax consulting associated with international transfer prices, as well as support services related to tax audits. Tax fees billed by KPMG comprises fees for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits.

In 2021 and 2020, other fees include amounts related to services from PwC, mainly in regard to corporate governance. Prior to 2020, other fees included amounts related to services from KPMG in regard to the harmonization of the IT-landscape as well as amounts related to supply chain consulting fees.

Fees billed by the Company’s auditors for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Item 19.Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits:

1.1	Convenience translation of the Articles of Association (Satzung) of the Registrant (filed herewith).
2.1	Description of Securities (filed herewith).
2.2	Amended and Restated Deposit Agreement dated as of February 14, 2022 between The Bank of New York Mellon and the Registrant relating to ordinary share ADSs (filed herewith).
2.3

Form of American Depositary Receipt for American Depositary Shares representing ordinary shares (incorporated by reference to Exhibit A to the Amended and Restated Deposit Agreement dated as of February 14, 2022 filed as Exhibit 2.2 to this report).

2.4

Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).

2.5

Amendment to the Pooling Agreement dated September 28, 2016 by and between Fresenius SE & Co. KGaA (formerly called Fresenius AG), Fresenius Medical Care Management AG acting for itself and in its capacity as general partner of Fresenius Medical Care AG & Co. KGaA, Mr. William P. Johnston in his capacity as a GP Independent Director and Mr. Rolf A. Classon in his capacity as a GP Independent Director (incorporated by reference to Exhibit 2.3 to the Registrant’s Report on Form 6-K for the month of October 2016, furnished October 27, 2016).

2.6

Indenture dated as of October 29, 2014 by and among Fresenius Medical Care US Finance II, Inc., the Company and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 4.75% Senior Notes due 2024 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of November 2014, furnished November 4, 2014).

2.7

Form of Note Guarantee for 4.75% Senior Notes due 2024 (included in Exhibit 2.12) (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K for the month of November 2014, furnished November 4, 2014).

2.8

Indenture (including the Guarantee set forth therein) dated as of June 20, 2019 by and among Fresenius Medical Care US Finance III, Inc., the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 3.750% Notes due 2029 of Fresenius Medical Care US Finance III, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K for the month of July 2019, furnished July 30, 2019).

2.9

Indenture (including the Guarantee set forth therein) dated as of September 16, 2020 by and among Fresenius Medical Care US Finance III, Inc., the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 2.375% Notes due 2031 of Fresenius Medical Care US Finance III, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant’s report on Form 6-K for the month of October 2020, furnished October 29, 2020).

2.10

Indenture (including the Guarantee set forth therein) dated as of May, 18, 2021 by and among Fresenius Medical Care US Finance III, Inc. as issuer, the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 1.875% Notes due 2026 of Fresenius Medical Care US Finance III, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of July 2021, furnished July 30, 2021).

2.11

Indenture (including the Guarantee set forth therein) dated as of May 18, 2021 by and among Fresenius Medical Care US Finance III, Inc. as issuer, the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 3.000% Notes due 2031 of Fresenius Medical Care US Finance III, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of July 2021, furnished July 30, 2021).

2.12

Final Terms dated July 9, 2018 for EUR 500,000,000 Fixed Rate Euro-Denominated Bonds due 2025 (incorporated by reference to Exhibit 2.24 to the Registrant’s Report on Form 6-K for the month of October 2018, furnished October 30, 2018).

158

2.13

Final Terms dated November 27, 2019 for EUR 650,000,000 0.250% Fixed Rate Euro-Denominated Bonds due 2023 (incorporated by reference to Exhibit 2.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).

2.14

Final Terms dated November 27, 2019 for EUR 600,000,000 0.625% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 2.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).

2.15

Final Terms dated November 27, 2019 for EUR 500,000,000 1.250% Fixed Rate Euro-Denominated Bonds due 2029 (incorporated by reference to Exhibit 2.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).

2.16

Final Terms dated May 27, 2020 for EUR 750,000,000 1.500% Fixed Rate Euro-Denominated Bonds due 2030 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of July 2020, furnished July 30, 2020).

2.17

Final Terms dated May 27, 2020 for EUR 500,000,000 1.000% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of July 2020, furnished July 30, 2020).

2.18

Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Liberty Street Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, MUFG Bank, Ltd., New York Branch, The Toronto-Dominion Bank, Credit Agricole Corporate and Investment Bank, New York, PNC Bank, National Association, Royal Bank of Canada, as administrative agents, and The Bank of Nova Scotia, as an administrative agent and as agent (incorporated by reference to Exhibit 10.6 to the Registrant’s Report on Form 6-K for the month of November 2021, furnished November 2, 2021).

2.19

Amendment No. 1 dated October 28, 2021 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Report on Form 6-K for the month of November 2021, furnished November 2, 2021).

2.20

Third Amended and Restated Receivables Purchase Agreement dated August 11, 2021 between National Medical Care, Inc., as Seller, and NMC Funding Corporation, as Buyer (incorporated by reference to Exhibit 10.7 to the Registrant’s Report on Form 6-K for the month of November 2021, furnished November 2, 2021).

2.21

Fourth Amended and Restated Loan Note dated March 10, 2020, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA or its specified subsidiary as lender (incorporated by reference to Exhibit 4.18 to the Registrant’s Report on Form 6-K for the month of May 2020, furnished May 6, 2020).

2.22

First Amendment dated as of July 2, 2021 to the Fourth Amended and Restated Loan Note (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K for the month of July 2021, furnished July 30, 2021).

2.23

Sustainability-Linked Revolving Credit Facility Agreement dated July 1, 2021 between the Company and Fresenius Medical Care Holdings, Inc. as borrowers and guarantors, and the financial institutions party thereto in their respective capacities as Coordinators, Bookrunners, Arrangers, Original Lenders (including their respective Original Lending Affiliates), Sustainability Agent, Agent and Swingline Agent (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of July 2021, furnished July 30, 2021).

4.1

Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).

4.2

Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).

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

4.6

English convenience translation of the Fresenius Medical Care & Co. KGaA Long Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.25 of the Registrant’s Report on Form 6-K for the month of October, furnished October 27, 2016).

4.7

English convenience translation of the Fresenius Medical Care Long-Term Incentive Plan 2019, as amended (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.8

English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s Report on Form 6-K for the month of October 2019, furnished October 31, 2019).

4.9

Fresenius Medical Care AG & Co. KGaA NxStage Long-Term Incentive Plan (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).

4.10

English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.11

General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between Fresenius Medical Care AG & Co. KGaA and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant’s Report on Form 6-K for the month of July 2013, filed July 30, 2013).

4.12

Amendment No. 1 effective January 1, 2018, to the General Agreement 2013 (mainly related to information technology services) by and between Fresenius Medical Care AG & Co. KGaA and Fresenius Netcare GmbH (filed herewith).

4.13

Amendment No. 2 effective May 25, 2018, to the General Agreement 2013 (mainly related to information technology services) by and between Fresenius Medical Care AG & Co. KGaA and Fresenius Netcare GmbH (filed herewith).

4.14

Non-Prosecution Agreement with the U.S. Department of Justice dated February 25, 2019 (incorporated by reference to Exhibit 4.15 to the Registrant’s Report on Form 6-K for the month of May 2019, furnished May 2, 2019).

4.15

Corrected Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing a Cease-And-Desist Order from the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 4.16 to the Registrant’s Report on Form 6-K for the month of May 2019, furnished May 2, 2019).

4.16

Lease Agreement for Office Facilities dated March 9, 2017, effective as of January 1, 2017 by and between Fresenius SE & Co. KGaA and FMC-AG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.17

Lease Agreement for Office Facilities dated June 1, 2020, effective as of December 31,2019 by and between Fresenius SE & Co. KGaA and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational structure.”
11.1

Code of Business Conduct. A copy of the Registrant’s revised Code of Ethics and Business Conduct is available on the Registrant’s website at: https://www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

11.2

Global Supplier Code of Conduct. A copy of the Registrant’s Global Supplier Code of Conduct is available on the Registrant’s website at: https://www.freseniusmedicalcare.com/en/about-us/sustainability/supply-chain

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

101

The following financial statements as of and for the twelve-month period ended December 31, 2021 from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) notes to the consolidated financial statements (filed herewith).

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)