Form 20-F
period 2022-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2023-02-22
CIK 1333141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany

(Address of principal executive offices)

Alexandra Dambeck, +49 6172 608 7640, Alexandra.Dambeck@FMC-AG.com,

Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany

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

Ordinary Shares, no par value: 293,413,449

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes    ☒ No

i

Certain defined terms

In this report, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, “Information on the Company – History and development of the Company – History” below and to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis after the transformation; (2) “we”, “us” and “our” refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) “Fresenius Medical Care AG” and “FMC AG” refer to the Company as a German stock corporation before the transformation of legal form and “FMC AG & Co. KGaA” refers to the Company as a German partnership limited by shares after the transformation and (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our shares as of February 14, 2023, 32.2% based on 293,413,449 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. Each of “Management AG,” “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC AG & Co. KGaA. “Ordinary shares” refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as “shares.” The term “North America Segment” refers to our North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to our Asia-Pacific operating segment, and the term “Latin America Segment” refers to our Latin America operating segment. The term “Corporate” includes certain headquarters’ overhead charges, including accounting and finance, centrally managed production, production asset management, quality and supply chain management, procurement related to production as well as research and development and our Global Medical Office function, which seek to optimize medical treatments and clinical processes within the Company. The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. All references in this report to the notes to our financial statements are to the notes to the consolidated financial statements included in this report.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target” and similar expressions are generally intended to identify forward looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and subsequent events and actual results, financial and otherwise, have in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States (U.S.) Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA) that could result from future efforts to revise or repeal the ACA, and changes by regulators to certain reimbursement models, such as the End-Stage Renal Disease (ESRD) Treatment Choices model and the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential U.S. tax reform, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (FCPA) including our non-prosecution agreement with the U.S. Department of Justice (DOJ) and the cease and desist order of the U.S. Securities and Exchange Commission (SEC) as well as the Food, Drug and Cosmetic Act and, outside the U.S., inter alia, the European Union (EU) Medical Device Regulation, the EU General Data Protection Regulation, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;
●	the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums, including potential efforts by employer group health plans and commercial insurers to make dialysis reimbursement payments at a lower “out-of-network” rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan v. DaVita Inc., No. 20-1641 (Oct. Term 2021), decided June 21, 2022, particularly if the U.S. Congress fails to enact proposed legislation that would reverse the effects of that decision;
●	the impact of the ongoing worldwide severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (COVID-19) pandemic, including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, both of which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, supply chain, business and operations, the uncertainties arising from the development of variants of COVID-19, and consequences of an economic downturn resulting from the impacts of COVID-19;
●	our ability to attract and retain skilled employees and personnel shortages (especially in relation to U.S. clinical staff, for whom shortages have increased in light of the COVID-19 pandemic and vaccine mandates for certain workers) and risks that personnel shortages and competition for labor, high turnover rates and meaningfully higher personnel costs, including higher costs due to increased reliance on contracted labor, as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity and partial suspension of operations and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor and other costs, including an impact from these cost increases on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war between Russia and Ukraine (Ukraine War)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	the outcome of government and internal investigations as well as litigation;

●	product liability risks and the risk of recalls of our products by regulators;
●	our ability to continue to grow our health care services and products businesses, including through acquisitions, and to implement our strategy targeting the entire renal care continuum, complementary assets and critical care solutions;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions (for example, impacts related to the Ukraine War), the impact of the current macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions (for example, the Ukraine War);
●	our ability to protect our information technology systems and protected health information against cyber security attacks or prevent other data privacy or security breaches of our data or the data of our third parties as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the increased utilization of pharmaceuticals that reduce the progression of chronic kidney disease;
●	launch of new technology, advances in medical therapies, or new market entrants that compete with our businesses;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions (for example, the Ukraine War);
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and commercial payors and payor strategies to delay, dispute or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements; and
●	our ability to achieve projected cost savings within the proposed timeframe as part of the previously announced transformation of our operating structure and steps to achieve cost savings (FME25 Program) and the impact that changing or increased responsibilities of our employees as a result of this transformation could require additional resources in the short-term.

Important factors that could contribute to such differences are noted in Item 3.D, “Key Information – Risk factors,” Item 4B, “Information on the Company – Business overview,” and the notes to our audited consolidated financial statements included in this report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our periodic public filings which can be accessed at the SEC website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

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

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (–) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (0) is used when the pertinent figure, after rounding, amounts to zero.

Market and industry data

Except as otherwise specified herein, all patient and market data in this report have been derived using our internal information tool called “Market & Competitor Survey” (MCS). See Item 4.B, “Information on the Company - Business Overview – Major Markets and Competitive Position.”

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

A summary of the spot and average exchange rates for the euro to U.S. dollars for the last three years is set forth below. The European Central Bank (ECB) determines such rates (Reference Rates) based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily around 4p.m. Central European Time (CET).

Exchange rates
	December 31,	December 31,
	2022	2021	2022	2021	2020
	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.93756	0.88292	0.94962	0.84549	0.87550

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk factors

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

In October 2017, the Trump administration discontinued making cost-sharing reduction (CSR) reimbursements to insurers, arguing that Congress had failed to appropriate funding for them. In response, many state departments of insurance either allowed or required insurers to mitigate their losses by increasing the 2018 premiums on their ACA plans. Many insurers also mitigated the impact to themselves by “silver loading,” a practice whereby the premiums for silver-level plans were increased to offset the loss of CSR payments. Silver loading may also have mitigated the impact of premium increases to some low-income consumers by increasing their premium tax credits. In 2019 and 2020, all states either permitted or required silver loading. In 2017, several insurers sued the U.S. federal government to reinstate CSR payments. On June 21, 2021, the U.S. Supreme Court denied requests from multiple insurers to review lower court decisions that held they were not entitled to full unpaid CSR payments. As a result, insurers are entitled to the unpaid CSRs, but the total amount they are owed must be offset by any excess premium tax credits received from premium increases for 2018 and beyond. The Biden Administration’s budget request to Congress for FY 2023 included appropriations for CSR payments, although the Consolidated Appropriations Act of 2023, which will fund the federal government during FY 2023, did not include specific CSR appropriations and we cannot predict the extent to which silver-loading will continue or how the ongoing litigation over the U.S. federal government’s obligation to pay the CSRs might be resolved. As a result, a reduction in the availability of insurance through insurance exchanges established by the ACA could reduce the number of our commercially insured patients and shift such patients to Medicare and Medicaid. In addition, the United States Supreme Court’s recent ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. No. 20-1641 (Marietta) will make it easier for health plans to design plan benefits for Medicare eligible ESKD patients in a way that makes private health insurance relatively less attractive to ESKD patients and Medicare relatively more attractive. In the Marietta case, the questions presented involved whether the health plan violated the Medicare Secondary Payor Act (MSPA) by “taking into account” that plan beneficiaries are eligible for Medicare and/or by “differentiating” between the benefits that the plan offers to patients with dialysis versus others. On June 21, 2022, the United States Supreme Court reversed the Sixth Circuit decision and held that the employee group health plan (EGHP) for Marietta Memorial Hospital did not violate the MSPA.

Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operation. See “Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit” below.

Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit.

We receive reimbursement for our health care services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid program in the U.S. For the fiscal years ended December 31, 2022 and 2021, approximately 26% and 27%, respectively, of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy. For example, the Budget Control Act of 2011 (BCA) effected a 2% reduction to Medicare payments and subsequent activity in Congress, namely a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013, and continues in force. The 2% sequestration was temporarily suspended several times subsequent to May 1, 2020 as part of the U.S. government’s efforts to address the COVID-19 pandemic. In March 2021, President Biden signed the American Rescue Plan Act of 2021 which the Congressional Budget Office has estimated will result in budget deficits that required a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO). In December 2021, Congress passed and President Biden signed into law the Protecting Medicare and American Farmers from Sequester Cuts Act impacting payments for all Medicare Fee-for-Service claims and extending the sequestration suspension through March 31, 2022 with a 1% reduction effective thereafter from April 1 to June 30, 2022 and a return to the full 2% sequester on July 1, 2022. The Protecting Medicare and American Farmers from Sequester Cuts Act deferred until 2023 the 4% reduction in Medicare program payments that would have been triggered by Statutory PAYGO as a result of the budgetary impact of the American Rescue Plan Act. However, the Consolidated Appropriations Act of 2023 again suspended Statutory PAYGO sequestration for 2023 and 2024. Spending cuts pursuant to U.S. sequestration have adversely affected our operating results in the past and, with the suspension having been lifted, will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease Prospective Payment System (ESRD PPS), the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of those changes. For further information regarding Medicare and Medicaid reimbursement, including new payment models proposed by executive order in July 2019 which are intended to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants, see Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement” and Item 5, “Operating and Financial Review and Prospects – II. Financial condition and results of operations – Overview.”

Our patients make decisions about their insurance coverage among options that, depending on their personal circumstances and location, may include Medicare, Medicaid and employer group health coverage, exchange plans and other commercial coverage. As of January 1, 2021, for the first time, all End Stage Kidney Disease (ESKD) patients are eligible to enroll in Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans). As a result, some patients with commercial coverage, and other patients with Medicare coverage, may elect to move to Medicare Advantage plans. Government reimbursement programs, including Medicare and Medicaid, generally pay less than commercial insurance, and Medicare Advantage plans generally pay less than other commercial plans. In addition, we may experience higher write-offs of Medicare deductibles and other cost-sharing amounts due to secondary uninsured and underinsured patients, resulting in an increase in uncollectible accounts. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. For further information, see the table “U.S. patient service revenue” detailing the percentage generated from government reimbursement and private payors in the U.S. in Item 4B, “Information on the Company – Business overview.”

Any of the following events, among others, could have a material adverse impact on our business, financial condition and results of operations:

●	we may be subject to reductions in reimbursement from private payors, including, for example, through their use of lower allowed charges rather than rates based on our billed charges;
●	we may experience a reduction in our ability to obtain and retain commercially insured patients to utilize our health care services;

●	efforts by private payors to continue to control the cost of and/or the eligibility for access to health care services, including relative to insurance products on and off the health care exchanges established by the ACA and potential efforts by employer group health plans and commercial insurers to make dialysis reimbursement payments at a lower “out-of-network” rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan v. DaVita Inc., No. 20-1641 (Oct. Term 2021), decided June 21, 2022, particularly if the U.S. Congress fails to enact proposed legislation that would reverse the effects of that decision, may reduce reimbursement for our services or eliminate reimbursement for some of our services;
●	a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services. There can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients;
●	if legislative or regulatory efforts or litigation to restrict or eliminate the charitable funding of patient insurance premiums are successful, our patients with coverage under publicly funded programs like Medicare may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services. In addition, a portion of our patients who are currently covered by private insurers may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services or may elect to transition to government funded reimbursement programs that reimburse us at lower rates for our services. See Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Potential changes impacting our private payors” for further information;
●	termination of the public health emergency originally declared in January 2020 with respect to the COVID-19 pandemic, which President Biden has announced will occur on May 11, 2023 and, commencing April 1, 2023, state termination of Medicaid coverage that was expanded during the public health emergency, either or both of which, among other consequences, could reduce Medicaid coverage for many Americans, resulting in an increase in the uninsured dialysis patient population; or
●	if we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, we could experience a material adverse effect on our operating results. An increased utilization of bundled pharmaceuticals, as part of the ESRD PPS, or decreases in reimbursement for pharmaceuticals outside the bundled rate may result in a material adverse impact on our results of operations. For further information, see Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement.”

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

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “qui tam” or “whistleblower” actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by governmental and private plaintiffs. For information about certain of these pending investigations and lawsuits, see note 22 of the notes to our consolidated financial statements included in this report.

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

Cyber-attacks may penetrate our and our third-party service providers’ security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns (including disruptions to our production plants), or deploy viruses, worms, ransomware, denial-of-service attacks and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, Patient Personal Data (PPD), throughout the U.S. and other parts of the world. We or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU’s General Data Protection Regulation and or other similar laws (Data Protection Laws), including the following events:

●	impermissible use, access, or disclosure of unsecured PPD,
●	a breach under Data Protection Laws when we or our business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or
●	a data breach that results in impermissible use, access or disclosure of personal identifying information of our employees, patients and beneficiaries.

Our IT systems have been attacked in the past, resulting, in one case, in certain patient data being illegally published. When appropriate, we have filed complaints against the unknown attackers with the relevant authorities and we contacted the patients who were affected by the illegal data publication as well as other relevant regulatory agencies and stakeholders. While there has not been any material impact to our financial condition and results of operations as a result of these attacks, future cyber-attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition and results of operations in the future. The Ukraine War has increased the risk of cyber-attacks against our systems and data.

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. The 2022 Physician Fee Schedule issued by the Centers for Medicare and Medicaid Services (CMS) has extended coverage of certain Medicare telehealth services through calendar year 2023 and the Consolidated Appropriations Act of 2023 further extended such coverage through December 31, 2024. In addition, the Consolidated Appropriations Act, 2022, an omnibus funding bill signed by President Biden on March 15, 2022, temporarily extends certain Medicare telehealth flexibilities, which are central to enabling Medicare beneficiaries’ access to a broad range of services via telehealth from any location, for 151 days beginning on the first day after the end of the “public health emergency” period established for COVID-19. While the availability of telehealth services is convenient and improves access to medical care, increased reliance on, and utilization of, telemedicine for delivery of health care services could also increase the risk of privacy and data breaches and cyber-attacks. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective. Any failure to keep our information technology systems, financial data and our patients’ and customers’ sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

If certain of our investments or value and risk-based care programs with health care organizations and health care providers are found to have violated the law, our business could be adversely affected.

A number of the dialysis clinics and health care centers that we operate are owned, or managed, by entities in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. We also have arrangements with physician practices to collaborate on our value and risk-based care programs with public and private payors. In the past, certain parties have attempted to utilize our disclosure of these arrangements as the basis for qui tam proceedings under the Anti-Kickback Statute and the Stark Law. Such attempts have not been successful to date. Because our relationships with physicians are governed by the federal and state anti-kickback statutes and other state fraud and abuse laws, we have structured our arrangements to comply with many of the criteria for safe harbor protection and waivers under the Anti-Kickback Statute; however, these arrangements do not always satisfy all elements of applicable safe harbors. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant business operations, if one or more of our arrangements, including value and risk-based care programs, were found to be in violation of the Anti-Kickback Statute, the Stark Law, analogous state laws, or other similar laws worldwide, we could be required to restructure or terminate them. We could also be required to repay to Medicare, Medicaid as well as other federal health care program amounts pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from federal and state health care programs. Imposition of any of these penalties could have a material adverse impact on our business, financial condition and results of operations. See note 22 of the notes to our consolidated financial statements included in this report.

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

Health care companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls, statutory or regulatory shipping holds and intellectual property rights (for example patents or trademarks) infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us, or, for example, that significant adverse verdicts will not be reached against us or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and intellectual property rights infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse impact on our business, financial condition and results of operations.

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

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the U.S. FCPA or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the SEC and the United States DOJ about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States. On March 29, 2019, we entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the U.S. government allegations against us arising from the investigations. The Monitor certified to our implementation of an effective anti-corruption compliance program on December 30, 2022, and submitted her final certification report on January 31, 2023. Subject to a review of that report, the DOJ and SEC will accept or reject the Monitor’s certification. Assuming certification is accepted, the NPA and SEC Order are expected to terminate on March 31, 2023.

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

Risks relating to our business activities and industry

We are subject to risks associated with public health crises and epidemics/pandemics, such as the global COVID-19 pandemic.

Our global operations expose us to risks associated with public health crises and epidemics/pandemics, such as the global COVID-19 pandemic. Given the already compromised health condition of our typical dialysis patients, our patients represent a heightened at-risk population, particularly, but not limited to, during a public health crisis such as the COVID-19 pandemic which has led to increases in mortality rates in our patient population resulting in an adverse impact on our operations. The COVID-19 pandemic, specifically, has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially affected, all of which have adversely affected and are expected to continue to adversely affect our business, results of operations and financial condition. See “We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology” below. Going forward, the prolonged effects attributable to the COVID-19 pandemic on the macroeconomic and operational environment may continue to have an adverse impact on our operations and increase our expenses, including as a result of impacts associated with preventive and precautionary measures that we, our suppliers, customers and other businesses or governments continue to implement or impose on a local, regional, national or international level. We experienced material negative impacts on our results and net income growth from the COVID-19 pandemic in 2021 and 2022, and we expect to experience additional and unpredictable expenses and possible lower patient growth in the immediately foreseeable future.

As noted above, our patients represent a heightened at-risk population. Our in-center and home hemodialysis patients must receive their life-saving dialysis treatment several days a week for three to four hours at a time, and our peritoneal dialysis patients must dialyze daily, which presents unique challenges for patients and their care teams. The COVID-19 pandemic has negatively impacted employee absenteeism, turnover and the recruiting cycle for new employees, which have adversely affected our production and clinical services operations and could continue to do so. In our dialysis clinics we are challenged to maintain sufficient clinical staff, including nurses, social workers, dietitians, care technicians and available space to treat all of our patients, including those who are or may be infected with COVID-19, in a manner that does not unnecessarily expose our care teams or other patients for whom we provide dialysis services and have experienced clinical personnel shortages. We have incurred, and expect to continue to incur, extra costs in establishing isolated treatment areas for actual and suspected COVID-positive patients, implementing expanded personal protective equipment protocols and other precautions as well as identifying, containing and addressing the impact of COVID-19 infections on our staff and patients. It appears that COVID-19 has resulted in an increase in persons experiencing temporary renal failure in many areas in which we operate. We expect to continue to experience additional staffing shortages as well as incur additional staffing costs, including costs resulting from the use of contracted nurses and other staff, required to meet the resulting increased demand for dialysis treatment and/or to provide equipment and medical staff needed for emergency treatments, for example in hospitals. Increased mortality rates in either the pre-ESKD patient population or in our ESKD patient population, compared to their historical averages, continued to materially and adversely affect our operating results in 2022. Patients suffering from ESKD generally have co-morbidities that often place them at increased risk with COVID-19 and the COVID-19 pandemic has resulted in more of our dialysis patients requiring hospitalization, a trend which could continue as new variants arise, which could materially and adversely affect our financial results, including those of our value-based and shared risk products and services.

As a result of these and potentially other factors, and given the evolving nature of the virus, as exemplified by the development and proliferation of several variants of the virus, the COVID-19 pandemic could further negatively affect our results, including our achievement of our previously announced anticipated cost savings from our FME25 Program. For further information, see Item 5. “Operating and financial review and prospects — II. Financial condition and results of operations — Company Structure,” below. It is uncertain how COVID-19 will affect our global operations generally if these impacts persist or are exacerbated over an extended period of time. Any of these impacts could have a continued material adverse effect on our business, financial condition and results of operations.

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

We operate dialysis clinics in around 50 countries and sell a range of products and services to customers in approximately 150 countries. Our global operations are subject to a number of risks, including but not limited to the following:

●	the economic and political situation in certain countries could deteriorate, become unstable, or lead to armed conflict, as exemplified by the Ukraine War;
●	geopolitical factors could intensify fluctuations in exchange rates, currency devaluations, and/or material increases in interest rates (for example, as a reaction from central banks to high inflation), any of which could adversely affect profitability and all of which have been heightened by the Ukraine War;
●	sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions (for example, the Ukraine War) could result in impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value;
●	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;
●	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;
●	some countries or economic unions may impose charges or restrictions, such as local content requirements, which restrict the importation of our products or give local manufacturers an advantage in tenders or provide large discounts to providers for certain purchases of our products;
●	potential increases in tariffs and trade barriers could occur upon any withdrawal by the U.S. or other countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts and wars in certain regions (for example the Ukraine War);
●	we could experience transportation delays or interruptions or higher energy costs or energy shortages, such as Russia’s restriction of energy exports to Europe imposed in connection with the Ukraine War;
●	growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the U.S. or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal and political systems and conditions; and
●	we may not prevail in competitive contract tenders.

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

We conduct humanitarian-related business and provide life-sustaining health care products and services directly or indirectly in sanctioned countries, such as Russia, Iran and Syria. We believe our humanitarian-related business is permitted by applicable sanctions regimes (or, in some cases is excluded from such regimes), and in light of the humanitarian nature of our products and services and the patient communities that benefit from our products, we expect to continue such activities, provided they continue to be permissible under or excluded from applicable export control and economic sanctions laws and regulations. However, a violation of applicable economic sanctions or export controls laws and regulations, could subject us to enforcement actions. Possible enforcement actions vary between jurisdictions and depend on the factual circumstances of the given violation, but could include criminal penalties, imprisonment of responsible individuals, administrative or civil penalties, restricted access to certain markets and reputational harm, among others. Our internal control policies and procedures may not protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws.

If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value and risk-based care programs could decline and could materially and adversely affect our results of operations, financial position and cash flows.

Through our value and risk-based care programs, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments or potential reimbursement based on our achievement against set benchmark targets from governmental and commercial insurers. Specifically in the U.S., our participation in various value and risk-based care programs includes the CMS CKCC model and capitation, risk-based or shared savings agreements with commercial insurers in which FMCH receives fixed periodic payments or set benchmark targets to cover all or a defined portion of the medical costs of a defined population of patients. For information on the value-based programs in which we participate, see Item 4B, “Information on the Company – Business overview – Other health care services – Value and risk-based care programs.”

Our profitability in our value-based agreements and risk products is dependent in part upon our ability to negotiate favorable financial terms, to manage a patient’s care, to collaborate with our payor partners, to coordinate with other health care providers, to accurately document patients’ health conditions for risk adjustment, and to find cost efficient, medically appropriate sites of service for our patients. Any failure to do so would limit our ability to improve the quality of patient care and health outcomes and to reduce medically unnecessary costs, which could lead to poorer performance under value and risk-based care programs.

The reserves that we establish in connection with the operation of our value and risk-based care programs are based upon assumptions and judgments concerning a number of factors, including trends in health care costs, expenses, patient hospitalization rates and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase, and future earnings could be adversely affected.

CMS relied on authority granted by the ACA to implement the CKCC model and seeks to deliver better health outcomes for ESRD patients while lowering CMS’ costs. We applied, and were accepted, for participation in CMS’ Comprehensive Kidney Care Contracting model. The implementation period for the CKCC model began on October 15, 2020, on a no-risk basis, and we began participation in the first performance year of the CKCC model on January 1, 2022, at which time each participating entity assumed financial risk. We do not yet know whether we and our partners will be able to deliver better health outcomes while lowering CMS’ costs through participation in the CKCC model. See Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Executive order-based models.”

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

In order to respond to our rising costs, especially in the face of economic downturns and rising inflation, and to improve growth, we announced the next stage in the implementation of our strategy in November 2021: the transformation of our operating model into a significantly simplified future structure of two global operating segments embodying a more centralized approach; Care Enablement (as defined below), the consolidation of our previously decentralized health care products business (including research and development, manufacturing, supply chain and commercial operations as well as supporting functions, such as regulatory and quality management) under a global medical technology umbrella, and Care Delivery (as defined below), combining our global health care services businesses. The new global operating model will enable the further consolidation of general and administrative functions in our Company.

While we believe the FME25 Program will provide us with a more efficient way of both managing and growing the business in the future, the amounts of anticipated cost savings and anticipated expenses related thereto described above are based on our current estimates, and involve risks, uncertainties, assumptions and other factors that may cause the timing of actual results, performance or achievements to be materially different from the anticipated timing described herein. Assumptions relating to the FME25 Program and the achievement of the aforementioned cost savings within the specified timeframe involve subjective decisions and judgments with respect to, among other things, the estimated impact of certain operational adjustments, labor management and labor relations (including our commitment to consultation with works councils and other workplace representatives in good faith), and other cost and savings adjustments, as well as future economic, competitive, industry and market conditions, including an unprecedented labor market situation, in particular in the U.S., which has resulted in staff shortages, high turnover rates and meaningfully higher costs, impacts from the COVID-19 pandemic and possible unanticipated effects from acquisitions, all of which are inherently uncertain and may not be completely within the control of our management. Although the Company’s management believes these estimates and assumptions related to the timing of these savings to be reasonable, there can be no assurance that the estimates described herein will prove to be accurate, result in anticipated operational efficiencies or be implemented according to our previously announced timing. We expect that our security holders, investors and other stakeholders will monitor both whether we achieve our anticipated FME25 Program cost savings and whether we meet our announced timing in doing so. Failure to realize the expected cost savings from the FME25 Program within our announced timeframe described above could adversely impact the market for our securities and availability of financing, which, in addition, could limit our future growth, including growth in either our revenues or earnings within our health care services and products businesses. Any or all of these factors generally could have an adverse effect on our business, financial condition and results of operations. For further discussion on the impacts to our business in 2022 (see Item 5. “Operating and financial review and prospects – III. Results of operations, financial position and net assets”).

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

We face numerous competitors in both our health care services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition from new and existing competitors, and especially new competitive developments such as pharmaceuticals that reduce the progression of chronic kidney disease, and innovations in technology and care delivery models could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products or services by competitors could qualify them for certain additional payments for new and innovative equipment or render one or more of our products or services less competitive or even obsolete, which could also affect, among other items, our sales and distribution of pharmaceuticals for which, to some extent, we are obligated to make certain minimum annual royalty payments.

Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue our business, we are reliant on capital markets, as are our renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues in a prolonged economic slowdown or recession may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare and Medicaid in the U.S. and other government sponsored programs in the U.S. and other countries around the world. Devaluation of currencies such as the impact from hyperinflationary economies in Turkiye, Argentina and Lebanon as well as fluctuations in currencies as a result of the Ukraine War, unfavorable interest rate changes and worsening economic conditions, uncertainty arising from the Ukraine War regarding a possible deterioration of the global macroeconomic outlook, including inflationary cost increases in various markets in connection with deteriorating country credit ratings also increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units, or have a negative impact on our investments and external partnerships. In addition, uncertainty in the financial markets and inflation could adversely affect the valuations of certain of our investments, interest rate-sensitive assets or liabilities or variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future should access to these capital markets become restricted. Inflationary cost increases have also had and may continue to have an unfavorable effect on our business, especially if the prices and reimbursement rates for our products and services remain unchanged or do not adequately track against cost increases. Most recently, the global spread of the COVID-19 pandemic has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially and adversely affected which has and could continue to have adverse effects on our financial condition and our liquidity.

We have seen unprecedented challenges in the labor market, in particular in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs, including higher costs due to an increased reliance on contracted labor. These challenges continue to impact our growth, specifically in U.S. health care services where labor constraints have affected our ability to increase treatment volumes. These impacts, combined with the current uncertainty in the macroeconomic environment, driving inflationary cost increases and supply chain constraints, have had a materially adverse effect on our results of operations during 2022. The current uncertainty in the macroeconomic environment, heightened by the effects resulting from the Ukraine War, has also intensified the risk that price increases and restricted access related to energy commodities, including the costs of oil, gas and electricity, may occur. Our cost monitoring and cost savings initiatives in this area, including inventory management, alternative sourcing, and existing and future long-term contracting may not offset a significant increase in prices and could result in an adverse effect on our results of operations going forward.

Job losses or increases in unemployment rates may result in a smaller percentage of our patients being covered by employer group health plans and a larger percentage being covered by lower paying government reimbursement programs. Unemployment rates in some countries have been negatively impacted by the COVID-19 pandemic, which adversely affected the global economy and our operating results. The extent to which the COVID-19 pandemic continues to impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. To the extent that our commercial payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we are able to collect. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials and finished components for production and service purposes. If we are unable to obtain sufficient quantities of these materials at times of limited availability of such materials, this could result in delays in production or loss of sales and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers (including from the impact of inflation) and the inability to access new products or technology could also adversely affect our results of operations. The Ukraine War has increased both the likelihood and potential impact of these risks and exposures to varying degrees. In particular, the current, significant macroeconomic inflationary environment, including materially increasing energy prices, has resulted in and could continue to lead to, among other consequences, material increases in costs for energy, supplies and transportation. A continued disruption or discontinuation of energy supplies from Russia may increase these impacts and could have additional material adverse effects on our business such as a potential closure of certain of our production sites or significantly increased costs incurred due to a switch to alternative energy sources. These disruptions in supply, coupled with labor shortages, labor cost increases, and heightened COVID-19-related employee absenteeism and turnover, have resulted and could continue to result in a negative impact on our business. All of these factors introduce additional risk to our operations and exposure to legal liability in the delivery of our goods and services.

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

Measures taken by governmental authorities and private actors to limit the spread of the COVID-19 virus, as well as resistance to government vaccine mandates and low rates of COVID-19 booster vaccination, have interfered, and may continue to interfere, with the ability of our employees, suppliers, and other business providers to carry out their assigned tasks or supply materials at ordinary levels of performance. Given the rapid spread and evolving nature of the virus, it is uncertain how COVID-19 will continue to affect our global operations generally if these actions persist or are expanded over an extended period of time. Additionally, decreases in the availability and related increases in the cost of personal protective equipment as well as the lack of eligible grants under governmental COVID-19 relief programs to offset some of those expenses have adversely affected our results of operations and are expected to continue to do so.

Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition and results of operations.

A substantial portion of our revenues is dependent on government health care program reimbursement, and any disruptions in government operations could have a material adverse impact on our business, financial condition and results of operations. If the governments with which we do business default on their debts, there could be broad macroeconomic effects that could raise our cost of borrowing funds, and delay or prevent our future growth and expansion. Any future government shutdown (which may have a greater likelihood due to a political party split in control of the U.S. Congress), government default on debt, decline in government revenues during a prolonged economic slowdown and/or failure of governments to enact annual appropriations could have a material adverse impact on our business, financial condition and results of operations. Additionally, material disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations, and create uncertainty about the pace of upcoming health care regulatory developments.

If we are unable to attract and retain skilled medical, technical, engineering or key strategic personnel, or if legislative, union, other labor-related activities or changes or employee absenteeism and turnover (including impacts from COVID-19 or other illnesses and factors) result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth, continue our technological development or execute our strategy.

Our continued growth in the health care business will depend upon our ability to attract and retain a skilled workforce, including highly skilled nurses, technicians and other medical personnel. Our health care products business depends on the development of new products, technologies and treatment concepts to be competitive, and for that we need to attract the best and most talented people, especially in research and development. Competition for those employees is intense and shortages for these sought-after employees, such as nurses, or skilled engineers and research and development personnel, as well as increased reliance on contracted nurses and other personnel, have increased our personnel and recruiting costs and may continue to do so, and/or could impair our reputation for production of technologically advanced products. Additionally, evolving guidelines and requirements regarding vaccine mandates for our employees may have an impact on our ability to attract and retain qualified clinical personnel. During the COVID-19 pandemic, we experienced and may continue to experience, greater employee absenteeism and turnover and longer recruiting cycles which negatively impact our ability to produce and deliver the goods and services that we provide to our customers and our patients, as well as increased personnel costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our health care services businesses. In addition, effective execution of our strategy will depend upon our ability to attract suitable candidates for leadership roles, including open positions in our executive leadership team.

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

If we are unable to meet applicable legal requirements and/or market expectations with respect to sustainability, both our business and our reputation could suffer. We could be subject to fines and other financial burdens associated with global environmental, social and governance (ESG) regulations and laws, and we could alienate our patients, employees, customers, partners, investors and the communities we serve. Furthermore, if we do not meet investors’ or certain markets’ ESG standards, the market for our securities could be adversely impacted.

Companies’ ESG activities are facing increased scrutiny from stakeholders such as institutional and other investors, regulatory bodies and non-governmental organizations (NGOs). Failure to effectively identify, carry out and manage the necessary sustainability activities as required or expected, as well as effectually manage the impact of factors beyond our control, could cause us to incur additional costs or damage our brand. We could also be subject to financial and other penalties imposed by the respective authorities in the jurisdictions in which we do business. For example, a rise in prices of carbon emission rights stemming from the requirements of European climate regulations could increase our production costs. Such cost increases could have an adverse effect on our operations and results if we do not accurately plan for, and effectively implement, necessary sustainable business practices.

In addition to environmental risks, we also face several social risks. High staff turnover is a risk, not only due to the expense associated with hiring and training new staff, but also because it could affect our ability to serve our patients. For further information on personnel risks, see the risk factor “If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, other labor-related activities or changes or employee absenteeism and turnover (including impacts from COVID-19 or other illnesses and factors) result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development” above. Furthermore, companies are increasingly expecting their suppliers to share their commitment to sustainability and demonstrate sustainable business practices across their supply chains, including the ability to identify and mitigate risks related to human rights in their entire value chain. If we fail to comply with our legal obligations related to supply chain due diligence, we could face significant fines and be excluded from public tenders and contracts. We could also suffer reputational damage, especially given that our performance in this area is closely monitored by NGOs, investors and others.

In light of these expectations, among other aspects, we have incorporated sustainability as a performance target for the compensation of our Management Board. Should management fail to meet these outcomes, investors and/or debt providers may not deem us the correct fit for their investment or financing purposes, thereby negatively impacting our share price or our ability to source funding through debt financing. Our €2 billion syndicated multicurrency sustainability-linked revolving credit facility agreement (Syndicated Credit Facility), which serves as a backup facility, includes a sustainability component, pursuant to which the credit facility’s margin will rise or fall depending on our sustainability performance.

A heightened focus on ESG topics may result in more extensive regulatory requirements aimed at mitigating the effects of climate change and other current and future ESG concerns. Should further regulation (such as the SEC’s proposed disclosure requirements regarding climate-related matters and cybersecurity, see Item 16.G, “Corporate Governance”), or stakeholder expectations be more stringent in the future, we may experience increased compliance burdens and costs to meet regulatory obligations and we cannot currently estimate what impact existing and future regulations will have on our business, financial condition and results of operations.

Risks relating to taxation and accounting

There are significant risks associated with estimating the amount of health care service revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.

There are significant risks associated with estimating the amount of revenues from health care services that we recognize in a reporting period.

●	The billing and collection process is complicated due to a number of factors including insurance coverage changes, geographic coverage differences, differing interpretations of plan benefits and managed care contracts, and uncertainty about reimbursement from payors with whom we are not contracted.
●	Laws and regulations governing Medicare, Medicaid and other federal programs are extremely complex, changing and subject to interpretation.
●	Determining applicable primary and secondary insurance coverage for an extensive number of patients at any point in time, together with the changes in patient coverage that occur each month or changes in plan benefits, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors.
●	The complexity of estimating revenues from a primary payor also brings complexity to estimating revenues from secondary payors and patients.
●	Collections, refunds and payor retractions may continue to occur for up to three years or longer after services are provided.

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

We are subject to ongoing tax audits in Germany, the U.S. and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations, we could be required to make additional tax payments, which could have a material adverse impact on our business, financial condition and results of operations in the relevant reporting period. See Item 5, “Operating and financial review and prospects – IV. Financial position.” For further information on the German tax authorities’ objections to our previously filed tax returns, see note 22 of the notes to the consolidated financial statements included in this report.

A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.

Our health care product business and our dialysis services business differ across the regions in which we operate. In many cases, our products and services are paid for, either directly or indirectly, by government institutions. We believe the risk of default from a government payor is generally low to moderate worldwide which could, however, prove to be wrong, particularly in the event of a government shutdown which could result in significant payment delays even if it does not create a default. On a country level, the payor base is characterized by distinct customer or payor groups which can range in volume from a few customers to a considerable amount of customer types which have varying levels of risk associated with default or non-payment of receivables as well as risks for dependencies based upon the competition within low volume customer base environments. In certain cases, a resulting dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable and can adversely affect our business, results of operations and financial condition. Our measures aiming to mitigate these risks by actively negotiating long-term contracts with major customers, targeted marketing activities, developing new product and pricing models as well as improving the quality of our services and products, could be insufficient or ineffective.

Risks relating to our financial condition and our securities

Our indebtedness may prevent us from fulfilling our debt-service obligations or implementing certain elements of our business strategy.

At December 31, 2022, we had consolidated debt (including lease liabilities) of €13,213 M and consolidated total shareholders’ equity of €15,449 M. Our debt could jeopardize the successful execution of our business strategy, increase our vulnerability to general adverse economic conditions, limit our ability to obtain necessary financing to fund future working capital needs, capital expenditures, payment of dividends and other general corporate requirements, require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund other purposes, limit our flexibility in reacting to changes in our business and the industry in which we operate, place us at a competitive disadvantage compared to our competitors that have less debt, limit our ability to pursue possible future acquisitions and sell assets, make it more difficult for us to satisfy our obligations under our debt securities, and limit our ability to borrow additional funds. Additionally, a deterioration of our current rating could lead to a reintroduction of financial covenants, could limit our financial flexibility, increase our financing costs or limit access to funding.

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

On July 1, 2021, we entered into our Syndicated Credit Facility. Our Syndicated Credit Facility and certain of our other financing instruments include covenants which, among other things, restrict or could have the effect of restricting our ability to dispose of assets and create liens, and restrict the indebtedness of our subsidiaries. These covenants may otherwise limit our activities as well. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the respective financing agreements, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Despite our existing indebtedness, we may still be able to incur significantly more unsecured debt in the future. The covenant in our 4.75% bonds due 2024 limiting our ability to incur unsecured debt is currently suspended and will remain so as long as two of the three credit ratings assigned to these bonds by S&P Global Ratings Europe Limited (S&P), Moody’s Deutschland GmbH (Moody’s) and Fitch Ratings Ireland Limited (Fitch) are at least BBB- or Baa3 (as the case may be) or higher, or, in each case, the equivalent investment grade rating of the rating categories of any rating agencies substituted for S&P, Moody’s or Fitch. The headwinds described in this report that impacted our performance in 2022, and that we expect will continue in 2023, could increase the possibility of a ratings downgrade. Nevertheless, should we lose our investment grade rating, we may still be able to incur substantial unsecured debt in compliance with that covenant if we maintain an interest coverage ratio (as defined in the applicable indenture) of at least 2.0 to 1.0, as is presently the case, or as otherwise permitted by that covenant, regardless of our credit rating or interest coverage ratio, including under our Syndicated Credit Facility and our accounts receivable securitization program (Accounts Receivable Facility). If additional debt is added to our current debt levels, the related risks that we now face could intensify.

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC AG & Co. KGaA.

Fresenius SE owns 32.2% of our outstanding shares as of February 14, 2023. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner’s Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE’s consent, either or both of which could adversely affect the price of our shares. Our Articles of Association require that the General Partner or a parent company of the General Partner hold more than 25% of our share capital. The Articles of Association also provide that the General Partner ceases to be the general partner if the shares of the General Partner are acquired by a person who does not make an offer to acquire the shares of the Company’s other shareholders within three months of the acquisition of the General Partner. In either case, the necessity for such a significant investment in connection with an acquisition of the General Partner could also discourage or preclude a change of control through acquisition of the General Partner, which also could adversely affect the price of our shares. For information regarding the Management Board’s resolution to initiate plans for a change in the legal form of the Company, see Item 4, “Information on the Company — A. History and development of the Company,” below.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange.

Under the pooling agreement that we have entered into for the benefit of public holders of our shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC and to file information with the SEC with respect to annual and general meetings of our shareholders. The Chief Executive Officer and Chief Financial Officer of our general partner issue the certifications required by §302 and §906 of the Sarbanes-Oxley Act of 2002 (S-OX) on a quarterly basis (with the filing of our quarterly reports and our annual report on Form 20-F) rather than on an annual basis as is the practice of most foreign private issuers. As of June 2016, the pooling agreement provides that we may prepare such financial statements in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) or International Financial Reporting Standards (IFRS) and, commencing with our report for the first quarter of 2017, we prepare our quarterly and annual consolidated financial statements in accordance with IFRS with the euro as our reporting currency. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC AG & Co. KGaA and its affiliates (other than as members of the supervisory board of Management AG, FMC AG & Co. KGaA, or both) and requires the consent of a majority of the independent directors (as defined in the pooling agreement), to certain transactions between us and Fresenius SE and its affiliates. See Item 6.A., “Directors, senior management and employees – Directors and senior management – Supervisory Board of the General Partner.”

We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short–swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange (NYSE), including the requirement that our board have a majority of independent directors (as defined in those rules) and the obligation to maintain a compensation committee of independent directors. We are required to maintain an audit committee in accordance with Rule 10A – 3 under the Exchange Act and to provide annual (and, if required, quarterly) affirmations of our compliance. We must also disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities. See Item 16G, “Corporate governance.”

Item 4.	Information on the Company
A.	History and development of the Company

General

Fresenius Medical Care AG & Co. KGaA, is a partnership limited by shares (Kommanditgesellschaft auf Aktien or KGaA), formerly known as Fresenius Medical Care AG, a German stock corporation (Aktiengesellschaft or AG) organized under the laws of Germany.

The Company was originally incorporated on August 5, 1996 as a stock corporation and transformed into a partnership limited by shares upon registration on February 10, 2006. FMC AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany, under the registration number HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our registered business address, and our principal office, is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

History

On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE (then Fresenius AG) and W.R. Grace & Co. which we refer to as the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FMC AG Ordinary Shares. Thereafter, subsidiaries of Fresenius SE merged with and into:

●	W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business; and into
●	Fresenius USA, Inc.,

pursuant to which W.R Grace & Co. and Fresenius USA, Inc. became wholly-owned subsidiaries of the Company and the shareholders of W.R. Grace & Co. and the shareholders of Fresenius USA, Inc. (other than Fresenius SE) exchanged their shares for 94,080,000 Ordinary Shares, and 10,290,000 Ordinary Shares, respectively.

On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a German AG to a KGaA with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius SE, which was the majority voting shareholder of FMC AG prior to the transformation, is the general partner of FMC AG & Co. KGaA. Upon effectiveness of the transformation of legal form, the share capital of FMC AG became the share capital of FMC AG & Co. KGaA, and persons who were shareholders of FMC AG became shareholders of the Company in its new legal form.

Pursuant to the authorization granted by our Annual General Meeting (AGM) on May 12, 2016, we conducted a share buy-back program through April 1, 2020. For a reconciliation of our treasury share purchases, repurchases and retirements under the program, see note 17 of the notes to the consolidated financial statements included in this report. The authorization to repurchase our shares granted by our AGM in 2016 expired in May 2021. On May 20, 2021, our AGM renewed the authorization for a period of five further years, expiring on May 19, 2026. We have not purchased any shares under the May 2021 authorization.

As of January 1, 2023, we implemented our new global operating model as announced on November 2, 2021 and will begin reporting under the new model in the first quarter of 2023. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. In the new operating model, we reorganized our business into two global operating segments. We consolidated our health care products business, including research and development, manufacturing, supply chain and commercial operations, and the sale of certain renal pharmaceuticals in connection with the Company’s investment in VFMCRP as well as supporting functions, such as regulatory and quality management, under a global umbrella (Care Enablement). Our global health care services business was combined into one segment (Care Delivery). General and administrative functions will also be globalized using a three pillars model of business partnering, centers of excellence and global shared services. Our Global Medical Office will continue to leverage the vertically integrated approach to optimize clinical outcomes for our patients. For further details on the new model, see note 27 of the notes to the consolidated financial statements included in this report.

On August 24, 2022, we completed a business combination including Fresenius Health Partners, Inc. (FHP), the value-based care division of Fresenius Medical Care North America. The transaction, first announced in March 2022, received regulatory clearance and satisfied other customary closing conditions in the U.S. The new company, which operates under the InterWell Health brand (InterWell Health), creates an innovative, stand-alone entity combining FHP’s expertise in kidney care value-based contracting and performance, InterWell Health LLC’s clinical care models and network of around 1,700 nephrologists and Cricket Health, Inc.’s tech-enabled care model that utilizes its proprietary informatics, StageSmart™ and patient engagement platforms. We aim to significantly improve the care of patients with chronic kidney disease and further expand our leading position in value-based care. For further information, see Item 5, “Operating and financial review and prospects — I. Performance management system — Net leverage ratio (Non-IFRS Measure),” below and note 3 of the notes to the consolidated financial statements included in this report.

On February 21, 2023, the supervisory board of Management AG approved the Management Board’s resolution to initiate firm plans for a change of the legal form of the Company from a partnership limited by shares (Kommanditgesellgesellschaft auf Aktien – KGaA) into a German stock corporation (Aktiengesellschaft – AG). The Supervisory Board has taken note with approval of the resolutions mentioned before. It is intended to convene an extraordinary general meeting of the Company at the beginning of the third quarter of 2023 which shall resolve on the change of the legal form. Thereby, the Management Board and the supervisory board of Management AG as well as the Supervisory Board support the intention of Fresenius SE to seek the deconsolidation of the Company.

For further information regarding important events in the development in our business, such as material mergers by us or our significant subsidiaries, acquisitions and dispositions of material assets outside the ordinary course of our business, material changes in the way we conduct our business, material changes in the products we produce and the services we provide, see Item 4, “Information on the Company — A. History and development of the Company,” in this Annual Report on Form 20-F for the year ended December 31, 2022 and our reports for prior years, filed with the SEC and also available on our website www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered to be part of this report, except as expressly set forth herein.

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

The SEC website contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov. For additional information regarding the availability of periodic reports and other information concerning us, see Item 10.H, “Documents on Display.”

B.	Business overview

Our business

We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. A summary representation of our health care services and health care products for 2022 is as follows:

The following table summarizes revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and health care products for the three years ended December 31, 2022, 2021 and 2020.

Major categories of revenue
in € M
	2022	2021	2020
Total
Health Care Services	15,418	13,876	14,114
Health Care Products	3,980	3,743	3,745
	19,398	17,619	17,859
North America Segment
Health Care Services	12,400	11,020	11,364
Health Care Products	1,150	1,068	1,114
	13,550	12,088	12,478
EMEA Segment
Health Care Services	1,456	1,379	1,365
Health Care Products	1,395	1,386	1,398
	2,851	2,765	2,763
Asia-Pacific Segment
Health Care Services	981	942	876
Health Care Products	1,171	1,068	1,018
	2,152	2,010	1,894
Latin America Segment
Health Care Services	553	499	485
Health Care Products	244	204	199
	797	703	684

We receive a substantial portion of our North America Segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2022, 2021 and 2020 regarding the percentage of our U.S. patient service revenue included in our health care service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance, Medicare Advantage and private funds, (c) Medicaid and other government sources and (d) hospitals.

U.S. patient service revenue
in % of U.S. patient service revenue
	Year ended December 31,
	2022	2021	2020
Medicare program	36.1	39.0	45.0
Private / alternative payors	53.5	50.5	44.3
Medicaid and other government sources	5.3	5.1	5.3
Hospitals	5.1	5.4	5.4
Total	100.0	100.0	100.0

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

As a leading global health care company, we offer health care services and products in around 150 countries with a focus on the following areas:

●	In-center hemodialysis – treatment in specialized clinics
●	Peritoneal dialysis – treatments largely administered by patients primarily at home
●	Home hemodialysis – treatment administered by patients at home
●	Acute dialysis – dialysis treatments administered in a hospital inpatient setting
●	Dialysis drugs – expanding our product range; and
●	Other health care services.

Dialysis treatment options for ESKD

There are currently only two methods for treating ESKD: dialysis and kidney transplantation. At the end of 2022, about 4.8 M patients (2021: 4.7 M) worldwide regularly underwent dialysis treatment or received an organ donation. For dialysis treatment, we distinguish between, and provide services and products for, two types: hemodialysis (HD) and peritoneal dialysis (PD). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient’s peritoneum serves as a dialyzing membrane.

Historically, the number of donated organs worldwide has been significantly lower than the number of patients on transplant waiting lists. Despite extensive efforts by regional initiatives to increase awareness of kidney donation and the willingness to donate, the share of patients receiving kidney transplantation compared with other treatment methods has remained relatively unchanged over the past ten years. (See “— Regulatory and legal matters — Reimbursement — Executive order-based models” for a discussion of recent proposed changes to the U.S. organ donation system.) Due to the scarcity of compatible kidneys for transplant, most patients suffering from ESKD rely on dialysis, as demonstrated in the following table:

Patients with chronic kidney failure (ESKD)
	December 31,		December 31,
	2022	Share in %	2021	Share in %
Patients with chronic kidney failure	4,824,000	100	4,681,000	100
of which patients with transplants	922,000	19	908,000	19
Of which dialysis patients	3,902,000	81	3,773,000	81
In-center hemodialysis	3,437,000	71	3,320,000	71
Peritoneal dialysis	439,000	9	428,000	9
Home hemodialysis	26,000	1	25,000	1

The prevalence of chronic kidney failure varies between regions. There are several reasons for this variance:

●	Countries differ demographically, as age structures in population vary worldwide.
●	Risk factors for kidney disease, such as diabetes and high blood pressure, vary widely.
●	The genetic predisposition for kidney disease also differs significantly around the world.
●	Access to dialysis remains restricted in many countries, meaning that many patients suffering from chronic kidney failure are not treated and therefore do not appear in prevalence statistics.
●	Cultural factors, such as nutrition, play a role.

The worldwide number of dialysis patients rose by around 3% in 2022 (2021: 2%). In economically weaker regions, we expect the growth rates to be considerably higher. The lower worldwide growth rates from 2020 to 2022 compared to previous years were primarily caused by COVID-19 related excess mortality of ESKD patients.

In 2022, most dialysis patients were treated in one of approximately 49,000 (2021: 48,000) dialysis centers worldwide, with an average of approximately 80 (2021: 80) patients per center. However, this figure varies considerably from country to country.

Hemodialysis is by far the most common form of therapy for chronic kidney failure. A total of 88% of dialysis patients were treated in this way at dialysis centers in 2022 (2021: 88%). Home hemodialysis is an alternative to treatment at a dialysis center. Although adoption has been limited to date, the number of home hemodialysis patients is rising continuously. A total of around 1% of all patients were treated in this way in 2022 (2021: 1%). In 2022, 11% of all dialysis patients were treated with peritoneal dialysis, usually at home (2021: 11%). Accordingly, 12% of dialysis patients were treated with home dialysis (2021: 12%). In 2022, about 15% (2021: 15%) of all dialysis patients in the U.S. were treated with home dialysis.

The following chart shows a comparison of in-center and home dialysis:

Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer separates waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water and supplements the blood with solutes which must be added due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution as well as the rate of its flow through the system. This machine can also monitor and record the patient’s vital signs.

The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are administered with the assistance of a nurse or dialysis technician under the general supervision of a physician. Hemodialysis patients generally receive treatment three times per week, typically for three to five hours per treatment.

Peritoneal dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis (CAPD), or by a treatment known as continuous cycling peritoneal dialysis (CCPD), also called automated peritoneal dialysis (APD). In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can be used as a dialyzer only for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Health care services

We provided dialysis treatment and related laboratory and diagnostic services through our global network of 4,116 outpatient dialysis clinics in 2022 (2021: 4,171). At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine via bloodlines and monitors the dialysis equipment and the patient’s vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

As part of the dialysis therapy, we provide a variety of services to ESKD patients at our dialysis clinics in the U.S. These services include administering erythropoietin stimulating agents (ESAs), which are synthetic engineered hormones that stimulate the production of red blood cells. ESAs are used to treat anemia, a medical complication that ESKD patients frequently experience. We administer ESAs to most of our patients in the U.S. ESAs have historically constituted a material portion of our overall costs of treating our ESKD patients.

Our clinics also offer services for home dialysis patients, the majority of whom receive PD treatment. For our home dialysis patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for the delivery of supplies to the patient’s residence. (See “— Regulatory and legal matters — Reimbursement — U.S.” for a discussion of the ESRD PPS and billing for these products and services.)

We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESKD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from infections, sepsis, hypotension, toxins, systemic diseases, trauma, or other causes, and requires dialysis until the patient’s kidneys recover their normal function. We provide services to these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments.

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

Value and risk-based care programs

We conduct a broad range of value and risk-based care programs spanning Chronic Kidney Disease (CKD) and ESKD patient populations with both private and public payors. Value and risk-based care programs include shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Full risk arrangements include capitated arrangements and percent-of-premium arrangements in which private payors or government programs credit us periodic, fixed payments based on expected medical expenses of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESKD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We have participated recently in the following value-based programs:

●	Under CMS’s Comprehensive ESRD Care Model (the Model), dialysis providers and physicians formed entities known as ESRD Seamless Care Organizations (ESCOs) as part of a payment and care delivery pilot program that ended March 31, 2021 which sought to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. Following our initial participation in six ESCOs, we ultimately expanded our participation in the Model to 23 ESCOs formed at our dialysis facilities. ESCOs that achieved the program’s minimum quality thresholds and generated reductions in CMS’s cost of care above certain thresholds for the ESKD patients covered by the ESCO received a share of the cost savings, adjusted based on the ESCO’s performance on certain quality metrics. ESCOs may also owe payments to CMS if actual costs of care rise above set thresholds. As of March, 2021, approximately 34,800 patients were aligned to ESCOs in which we participated.
●	In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (calendar year (CY) 2017) the Company’s ESCOs together generated more than $66.7 M (€59.0 M) in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company’s ESCOs produced more than $66.1 M (€56.0 M) in gross savings, an average 1.9% reduction in expenditures per patient. For the fourth performance year (CY 2019), CMS published the final settlement reports on October 31, 2020. In total, the Company’s ESCOs produced more than $10.8 M (€9.6 M) in gross losses, an average 0.3% increase in expenditures per patient. For the fifth performance year (January 1, 2020 through March 31, 2021), CMS finalized its settlement reports on December 30, 2022. In total, the Company’s ESCOs produced more than $108.8 M (€92.8 M) in gross savings, an average 3.0% decrease in expenditures per patient. The Model ended on March 31, 2021.
●	A new model, the ESRD Treatment Choices model, began on January 1, 2021. The ESRD Treatment Choices model is a mandatory model that applies to ESRD facilities and managing clinicians in certain randomly selected geographic regions (specifically, Hospital Referral Regions) that comprise approximately 30 percent of adult ESRD beneficiaries in all 50 states and the District of Columbia. This model applies both upside and downside payment adjustments to certain claims submitted by participating physicians and dialysis facilities for Medicare dialysis patients over a span of six and on-half years. For further information on the models and our applications for enrollment, see “Regulatory and legal matters – Reimbursement – Executive order-based models.”

●	A new voluntary CMS payment model, the Comprehensive Kidney Care Contracting model, began on January 1, 2022 as a successor program that builds upon the discontinued ESCO model. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity (KCE). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers, and dialysis providers and other third parties are permitted to participate. The voluntary models allow KCEs to take on various amounts of financial risk. Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations. For further information on the models and our participation, see “Regulatory and legal matters – Reimbursement – Executive order-based models.”
●	We have also entered into value and risk-based care programs with private payors to provide care to commercial and Medicare Advantage ESKD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes.

Physician nephrology and cardiology services

We manage and operate nephrology and cardiology physician practices in the United States.

Other health care services outside the United States

Ambulant treatment services

In the Asia-Pacific Segment, we are the majority stakeholder in Cura, a leading operator of day/short-stay hospitals in Australia. Additionally, we provide ambulant treatment services in other parts of the region, which include comprehensive and specialized health check-up centers, vascular access and other chronic treatment services.

For additional information regarding our other health care services, see Item 4, “Information on the Company – Regulatory and legal matters – Reimbursement – U.S.,” and Item 3.D, “Key information – Risk factors.”

Health care products

Based on internal estimates prepared using our MCS (see “Major markets and competitive position,” below), publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributor of peritoneal dialysis products, measured by publicly reported revenues. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Most of our customers are dialysis clinics. For the fiscal year 2022, health care products accounted for 21% of our consolidated total revenue (2021: 21%).

We produce and distribute a wide range of machines and disposables for HD, PD and critical care, including acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other health care products. The following amounts exclude intercompany product sales:

Health care product revenue
in € M
	Year ended December 31,
	2022		2021		2020
	Total		Total		Total
	product		product		product
	revenues	% of total	revenues	% of total	revenues	% of total
Hemodialysis products	3,255	82	3,036	81	3,027	81
Peritoneal dialysis products	384	10	374	10	383	10
Other	341	8	333	9	335	9
Total	3,980	100	3,743	100	3,745	100

Hemodialysis machines

Our advanced line of hemodialysis machines includes four series: 2008, 4008, 5008 and 6008. We developed the 4008, 5008 and 6008 series for our markets outside of North America and the 2008 series for the North American market. In 2016, we introduced the 6008 series with the launch of our 6008 CAREsystem.

We also produce the 4008 series and 5008S outside of North America for patients to perform home hemodialysis treatment. In 2019, we completed our acquisition of NxStage Medical, Inc. (NxStage), which broadens our offerings of home hemodialysis treatment options. See “—Home hemodialysis” below.

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

The machines produced within these four series are set forth below:

Our various models of these machine series utilize our latest research and development efforts to improve the dialysis process. Examples of these improvements include the addition of Clinical Data eXchange™ (CDX), which allows the clinician to access Medical Information System (MIS) data directly from the dialysis station.

Other features of our range of dialysis machines include:

●	Volumetric dialysate balancing and ultrafiltration control system
●	Modular design
●	Sophisticated microprocessor controls, touch screen interfaces, displays and/or readout panels that are adaptable to local language requirements
●	Compatibility with all manufacturers’ dialyzers and a variety of bloodlines and dialysis solutions
●	bibag® Online Dry Bicarbonate Concentrate system, which produces bicarbonate concentrate directly in the machine eliminating the need for liquid bicarbonate jugs or a central bicarbonate system
●	Auto Flow, Eco Flow, Adapted Flow and Idle mode enable dialysate savings
●	Battery backup which continues operations of the blood circuit and all protective systems up to 20 minutes following a power failure
●	Online Clearance Monitoring with the measurement of dialyzer clearance for quality assurance

●	CDX, which eliminates the loss of valuable treatment space allocated to MIS systems and carts
●	Online data collection capabilities and computer interfacing with our Therapy Data Management System (TDMS) and/or medical information systems
●	Monitoring and assessment of prescribed therapy
●	Capability to connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network
●	Entry of nursing records automatically at bedside
●	Adaptability to new data processing devices and trends
●	Recording and analysis of trends in medical outcome factors in hemodialysis patients
●	Performance of home hemodialysis with optional remote monitoring by a staff caregiver.

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

Peritoneal dialysis

CAPD Therapy: Our stay●safe system has been specifically designed to help patients with their daily self-care CAPD treatment in a safe and convenient way.

Our PD fluid portfolio has a wide range of advantages for patients including:

●	Technology which simplifies the fluid exchange and minimizes the risk of infection, particularly in connection with the stay●safe patient connector, that aims to reduce contamination risk steps.
●	Biocompatible PD fluid solutions balance and bicaVera that aim to preserve the peritoneal membrane and to protect residual renal function.
●	Environmentally friendly material Biofine®, an innovative, PVC free bag material for PD solutions, which was launched in the U.S. market in 2021.

APD therapy: The effectiveness of APD therapy depends on the solution dwell time in the abdomen, the composition of the solution used, the volume of solution and the duration of the treatment, usually 8 – 10 hours during the night. APD using our product line, which includes our Liberty® cycler, sleep●safe cycler, sleep●safe harmony cycler and Silencia cycler, offers many benefits to PD patients:

●	Improved adequacy of dialysis: By adjusting the parameters of treatment, it is possible to provide more dialysis to the patient compared to CAPD therapy.
●	Personalized APD: Adapted APD with the sleep●safe cyclers, sleep●safe harmony cyclers and Silencia cyclers allow patients to be treated using a modified version of APD where short dwell times with small fill volumes are used first to promote ultrafiltration and subsequently longer dwell times and larger fill volumes promote the removal of uremic toxins from the blood.
●	PD Patient management software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. In the North America Segment, the Liberty® cycler now offers the Kinexus® Therapy Management Platform to our customers, which allows clinicians to review the home patient’s treatment daily in their electronic medical record system.
●	In May 2022, we also received FDA clearance for the VersiTM PD cycler system. This APD system is the lightest, smallest and quietest APD cycler system in the U.S. and allows for personalized prescription supported by the connected health platform Kinexus®.

Home Hemodialysis

Hemodialysis can also be done by patients in their own home. Home hemodialysis allows patients to dialyze more frequently for shorter periods than in a dialysis clinic and can improve treatment results and quality of life of patients.

Fresenius Medical Care facilitates home hemodialysis with the 5008S portfolio mentioned above, as well as the NxStage® System One (and its successor, the VersiHD). The System One offers the following benefits:

●	A simple and intuitive user interface
●	A dialysis cartridge with a pre-assembled dialyzer
●	Option to produce dialysate at the point-of-care by using PureFlow SL
●	Flexibility and movability due to the compact size and alternative dialysate source (by using bags)
●	Dosing calculator that supports health care practitioners generate prescriptions according to patient needs.
●	Treatment support by the Nx2me Connected Health® application which connects NxStage home HD patients with clinicians, thereby enabling the timely exchange of treatment data and improving the patient experience. The application is currently available, mainly in the U.S.

Acute dialysis products

Acute dialysis is intended to provide a full portfolio of proven blood purification therapies for critically ill patients with Acute Kidney Injury, including Continuous Kidney Replacement Therapy as well as further treatment options such as therapeutic plasma exchange, carbon dioxide removal and sepsis therapy. Our goal is to provide state-of-the-art therapies supporting impaired kidneys which are easy to operate with a high degree of safety. Our portfolio includes acute dialysis machines, dialysis fluids, hemofilters, plasma filters, adsorbers and a variety of treatment kits and catheters.

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

Other health care products

Therapeutic apheresis: Within our portfolio of therapeutic apheresis products, we offer extracorporeal therapy options for patients who cannot be sufficiently treated through conventional pharmaceutical regimens, including the removal of metabolic products, toxins, autoantibodies and immunocomplexes. This therapy uses selective adsorbers and filters for the cleaning of blood or plasma components.

Heart and lung therapies (acute cardiopulmonary products): In December 2016, we acquired Xenios AG, a company focusing on products for extracorporeal heart and lung support for patients with severe heart and lung failure, in particular for the indications of severe acute respiratory distress syndrome, acute exacerbations of chronic obstructive pulmonary disease and cardiogenic shock. The products used for an extracorporeal gas exchange offer a wide range of heart and lung support from partial CO2 removal up to full oxygenation. Xenios’s Novalung®, a heart and lung support system for the treatment of acute respiratory or cardiopulmonary failure, was approved by the FDA in February 2020 and is the first extracorporeal membrane oxygenation (ECMO) system to be cleared for more than six hours of use as extracorporeal life support. In early May 2021, Xenios AG received approval for a patient kit in China, which followed China’s National Medical Products Administration approval of the Xenios console in December 2020. As a result, a complete heart and lung support system is now permitted for ECMO therapy in China.

Renal pharmaceuticals

We continue to acquire and in-license renal pharmaceuticals to improve dialysis treatment for our patients. Below are the primary renal pharmaceuticals we have acquired or for which we have obtained licenses for use:

PhosLo®

In November 2006, we acquired PhosLo®, a calcium-based phosphate binder. Phosphate binders keep phosphorus levels in ESKD patients in a healthy range by preventing the body from absorbing phosphorus from foods and assisting the passing of excess phosphorous out of the body. We have received approval of PhosLo® in selected European countries. In October 2008, a competitive generic phosphate binder was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched an authorized generic version of PhosLo® to compete in the generic calcium acetate market. In April 2011, the FDA approved our New Drug Application for Phoslyra®, a liquid formulation of PhosLo®. In 2022, we continued to commercialize the authorized generic version of calcium acetate as well as Phoslyra® in the U.S. market.

Venofer® and Ferinject®

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East with Vifor (International) Ltd., a subsidiary of Swiss-based CSL Vifor (formerly Vifor Pharma Ltd.) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products; Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD patients as well as dialysis patients. Venofer® is the originator intravenous iron sucrose product, a leading intravenous iron brand in terms of volume worldwide. Ferinject® is a leading intravenous iron therapy with market authorization in 85 countries as of November 2022 and 19 million patient years of experience.

The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008, provides our subsidiary Fresenius USA Manufacturing Inc. (FUSA) with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. In 2017, Fresenius Medical Care Canada acquired the license to distribute Venofer® for ESKD and all indications in Canada. The license agreement has a term of five years with two additional two-year options. The U.S. license agreement has a term of ten years and includes FUSA extension options. The North American agreement with American Regent was renegotiated in 2018 and is effective through December 2023. The international agreement which had a term of 20 years was terminated in 2010 as a consequence of the establishment of Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, VFMCRP).

In December 2010, we announced the expansion of our agreements with CSL Vifor by forming a new renal pharmaceutical company, VFMCRP, with the intention to develop and distribute products focused on addressing distinct complications and areas of chronic kidney disease; renal anemia management, mineral and bone management, kidney function preservation and improvement, conditions associated with kidney impairment and its treatment; and cardio-renal management. FMC AG & Co. KGaA owns 45% of the company, which is headquartered in Switzerland. CSL Vifor contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). CSL Vifor and its existing key affiliates or partners retain the responsibility for commercialization of both products outside the renal field. With effect as of November 2, 2021, Vifor Pharma Participations Ltd replaced Vifor Pharma Ltd as a shareholder of VFMCRP.

Velphoro®

As part of the agreement to create VFMCRP, CSL Vifor also contributed the asset Velphoro® (sucroferric oxyhydroxide), a novel iron-based phosphate binder, to the new company (excluding certain rights within Japan). Fresenius Medical Care North America (FMCNA) markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. Velphoro® has been approved in 47 countries and commercially launched in 32 countries worldwide and the VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL. In 2021, VFMCRP announced positive results from a phase-III study in China and submitted a Chinese New Drug Application to the National Medical Products Administration’s Center for Drug Evaluation. For further information, refer to note 22 of the notes to the consolidated financial statements, ‘‘Commitments and contingencies – Legal and regulatory matters’’ included in this report.

OsvaRen® and Phosphosorb®

In June 2015, VFMCRP, with CSL Vifor, was developed further. In addition to the iron replacement products Ferinject® and Venofer® for use in nephrology indications and the phosphate binder Velphoro® in our shared product portfolio, VFMCRP acquired nephrology medicines commercialized by us, including the phosphate binders OsvaRen® and Phosphosorb®. The transfer of the marketing rights was largely completed during the fourth quarter of 2015, allowing the company to further develop its sales and marketing in key European markets.

Shared product portfolio

The core of the VFMCRP model is to in-license products predominantly initiated or used by nephrologists as part of the following areas: renal anemia, mineral and bone and cardio-renal management, kidney function improvement and renal associated conditions. The in-licensed products are detailed below:

Mircera® (methoxy polyethylene glycol-epoetin beta) is a long-acting ESA licensed from F. Hoffmann-La Roche AG since 2015 to treat symptomatic anemia associated with chronic kidney disease. The product is currently supplied to over 3,800 dialysis clinics in the U.S. and its territories.

Retacrit® (epoetin alfa-epbx) is a short-acting ESA approved in the US in 2018 for all indications of its reference drug, epoetin alfa. Retacrit® is licensed from Pfizer Inc. since 2015 for certain channels, primarily comprising the U.S. non-hospital dialysis market and nephrology office practices. It is the first, and only, biosimilar ESA approved for use in the U.S.

Rayaldee® (extended release calcifediol) is the first, and only, oral extended release formulation of calcifediol, a pro-hormone of the active form of vitamin D3, for the treatment of secondary hyperparathyroidism in CKD patients with vitamin D insufficiency. VFMCRP has an exclusive license agreement with OPKO Health, Inc., to co-develop and commercialize Rayaldee® in Europe (except Russia), Canada, Australia and Japan. In 2022, Rayaldee® was launched in Germany and Switzerland.

Tavneos® (avacopan) is a first-in-class rare disease treatment for anti-neutrophil cytoplasmic antibody-associated vasculitis (AAV) licensed from ChemoCentryx, Inc. (ex-U.S.). In the licensed territories, Tavneos® has been approved for the treatment of two main forms of AAV in combination with a rituximab or cyclophosphamide regimen in Japan, the European Union (including Iceland, Liechtenstein and Norway), Canada, Great Britain and Switzerland. In 2022, the therapy was launched in Germany, Austria, Japan and Great Britain.

Korsuva®/Kapruvia® (difelikefalin) is the first treatment option indicated for moderate-to-severe pruritus associated with CKD for adults undergoing hemodialysis. VFMCRP has a license agreement with Cara Therapeutics, Inc. (Cara), to develop and commercialize Korsuva®/Kapruvia® worldwide, excluding Japan and South Korea. In the U.S., VFMCRP’s rights are for the entire dialysis market. Our renal pharmaceuticals team promotes the product to our clinics/prescribers and receives a marketing fee on our clinical sales as well as group profit (as a shareholder of VFMCRP) for non-Fresenius Medical Care sales. CSL Vifor’s sales team promotes the product to all non-Fresenius Medical Care clinics/prescribers and receives a marketing fee on these sales. Korsuva®/Kapruvia® is approved in the U.S., the EU (including Iceland, Liechtenstein and Norway), Great Britain, Canada, Switzerland, Singapore and Australia and was brought to market in the U.S., Germany, Austria and Sweden in 2022. The majority of launches for this innovative treatment are expected in 2023.

VFMCRP also own the rights to Veltassa® (patiromer), a treatment for hyperkalaemia or elevated potassium levels, outside of the U.S. and Japan. In the licensed territories, Veltassa® was launched in 10 European markets as well as Saudi Arabia and Canada (by partner Otsuka Canada Pharmaceutical, Inc.).

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

We estimate that the volume of the global dialysis market was €82 billion in 2022 (2021: €81 billion) comprising approximately €15 billion (2021: €15 billion) of dialysis products and approximately €67 billion (2021: €66 billion) of dialysis services (including administration of dialysis drugs).

As of December 31, 2022, we were the world’s leading provider of dialysis services with a market share of approximately 9% (2021: 9%) of the global dialysis patient population through treating 344,687 (2021: 345,425) of the approximately 3.9 M (2021: 3.8 M) dialysis patients worldwide. The segment breakdown according to patients treated is below:

We are also the global market leader for dialysis products. Dialysis products we produced for use in our own dialysis centers or for sale to third-party customers accounted for a market share of 35% in 2022 (2021: 36%). In the case of hemodialysis products, we had a 41% share of the global market (2021: 42%) and are also the leader in this field.

Dialyzers for hemodialysis are the largest product group in the dialysis market with a worldwide sales volume of around 390 M units in 2022 (2021: 377 M). Approximately 161 M (around 41%) (2021: 158 M, or around 42%) of these were made by the Company, giving us by far the biggest market share. Hemodialysis machines constitute another key component of our product business. Here, too, we are the market leader. Of the estimated 90,000 machines installed in 2022 (2021: 94,000), approximately 42,000, or around 47% (2021: around 48,000, or around 51%), were produced by the Company.

Furthermore, we hold a strong position in the market for peritoneal dialysis products: Around 15% (2021: around 15%) of all peritoneal dialysis patients use products made by the Company.

The overall market for dialysis care services in the U.S. is consolidated. Across all market segments, we treat around 38% of all dialysis patients in the United States (2021: 37%). In the U.S., home dialysis is becoming increasingly important. In 2022, about 15% (2021: 15%) of our U.S. dialysis treatments were performed at home. Outside the U.S., the dialysis services business is much more fragmented. With over 1,450 dialysis centers (2021: 1,490) and approximately 139,000 patients (2021: 139,000) in around 50 countries (2021: around 50), we operate by far the largest network of clinics.

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

Trends in the developed markets:

●	improvements in treatment quality, which prolong patient life;
●	stronger demand for innovative products and therapies;
●	advances in medical technology;
●	ongoing cost-containment efforts and ongoing pressure to decrease health care costs, resulting in limited reimbursement rate increases;
●	reimbursement for the majority of treatments by governmental institutions, such as Medicare and Medicaid in the U.S.; and
●	unprecedented challenges in certain labor markets.

Trends in the emerging markets:

●	increasing national incomes and hence higher spending on health care;
●	improving standards of living in developing countries, which make life-saving dialysis treatment available;
●	consolidation of providers (e.g. hospital chains);
●	consolidation of health care insurers with pricing pressure on providers; and
●	privatization of health care providers.

For additional trends, risks and uncertainties that could cause actual results to differ from our projected results, specifically in relation to the impact on patient mortalities and co-morbidities related to COVID-19, see Item 3.D, “Key information – Risk factors.”

The following are our largest competitors in the dialysis services industry:

North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment
DaVita, Inc.	Diaverum S.à r.l.	B. Braun SE	DaVita, Inc.
U.S. Renal Care, Inc.	B. Braun SE	Nephrocare Health Services Private Limited (NephroPlus)	Baxter International Inc.

U.S. government programs are the primary source of reimbursement for services to the majority of U.S. patients and, as such, competition for patients in the U.S. is based primarily on quality and accessibility of service and the ability to obtain referrals from physicians. However, the extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care have placed greater emphasis on service costs for patients insured with private insurance.

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

Products: We compete globally in the product market which is largely segmented between hemodialysis, peritoneal dialysis, home hemodialysis and renal pharmaceuticals. Our competitors include:

Baxter International, Inc.	Medtronic plc	S.A.S. Physidia	Toray Industries, Inc.
Asahi Kasei Medical Co., Ltd	Nikkiso Co., Ltd.	Outset Medical, Inc.	Amgen Inc.
B. Braun SE	Nipro Corporation	Terumo Corporation	Sanofi
Bain Medical Equipment (Guangzhou) Co., Ltd	Shandong Weigao Group Medical Polymer Company Limited	SB-KAWASUMI LABORATORIES, Inc.	Akebia Therapeutics, Inc.

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

Our products and health care services are at the core of our strategy. To implement our strategy successfully, we will concentrate on three key areas: the renal care continuum, critical care solutions, and complementary assets.

Our way forward – “Strategy 2025”

Renal care continuum

To meet the challenges of the future, we are leveraging our core strategic competencies: developing innovative products, operating outpatient facilities, standardizing medical procedures and coordinating patients effectively.

With the implementation of our corporate strategy, we intend to take a further step to bring us closer to our goal of providing health care for chronically and critically ill patients across the renal care continuum. We aim to use our innovative, high-quality products and services to offer sustainable solutions at a reliable cost.

The renal care continuum encompasses the following aspects:

●	New renal care models: We intend to use digital technologies such as artificial intelligence and big data analytics to develop new care models for patients with kidney failure, such as personalized dialysis and holistic home treatment.
●	Value and risk-based care models: These models allow us to offer care that is not only better, but also affordable in the long term. Our aim is to establish sustainable partnerships with payors around the world to drive forward the transition from fee-for-service payment to pay-for-performance models.
●	Chronic kidney disease and transplantation: We want to provide patients with holistic care along their entire treatment path. To this end, we have broadened our value and risk-based care programs to include the treatment of chronic kidney disease with a view to slowing disease progression, enabling a smoother start to dialysis and preventing unnecessary hospital stays. We also intend to incorporate kidney transplants into value-based care models in the future.

●	Future innovations: Through Fresenius Medical Care Ventures, we invest in start-ups and early-stage companies in the health care sector with the goal of gaining access to new and disruptive technologies and treatment concepts for our core business and complementary assets.

Critical care solutions

The number of patients requiring continuous renal replacement therapy to treat acute kidney failure is set to rise in the next decade to around 1.5 million per year. In addition to acute dialysis, we are also active in other areas of extracorporeal critical care therapy, such as the treatment of acute heart, lung and multi-organ failure.

Complementary assets

We will supplement and strengthen our existing network where feasible through additional partnerships, investments and acquisitions. This will help us to create medical value added while saving costs, enabling us to build an even more solid foundation for our future growth to 2025 and beyond. For further information on the InterWell Health business combination, which supports our business activities, see Item 4.A “Information on the Company — A. History and development of the Company”, “I. Performance management system — Net leverage ratio (Non-IFRS Measure)” above and note 3 of the notes to the consolidated financial statements included in this report.

Integrating sustainability

For us, sustainability is about being successful in the long-term and creating lasting value — economically, ecologically and socially. Our commitment to sustainability is incorporated in our vision and our mission. It is also reflected in our strategy. With our Global Sustainability Program, we have integrated the issue even more closely into our business activities from 2020 to 2022. In this context, we have introduced sustainability as a non-financial performance target for management compensation. The aim of the Global Sustainability Program was to set global standards, responsibilities, targets and metrics for sustainability performance. See Item 6.B, “Directors, senior management and employees — Compensation” within the sub-section “— Sustainability target” and the sub-section “— Outlook for compensation-related changes,” below.

Globalizing our operating model

In 2021, we launched our FME25 Program. Starting in 2022, we have been significantly streamlining our operating model to create two global operating segments – Care Delivery and Care Enablement (which were implemented on January 1, 2023). By doing so, we are structuring our operating model along our key value drivers. The new operating model continues our strategy to globalize and simplify our structure in the course of implementing our growth strategy. The objective is to better capture identified growth opportunities, leverage expertise to accelerate value creation, enhance capital allocation, further exploit the advantages of our vertical integration, increase transparency both internally and externally, reduce the administrative burden in terms of cost and speed, and promote a culture of agility, innovation and accountability.

The new global operating model went live on January 1, 2023. With the new model, we will not only simplify our organization and significantly reduce overhead costs, but rigorously optimize our portfolio in both operating segments. While we have made progress with the implementation of the operating model and the savings planned under our FME25 Program, we are working on measures that further support margin improvement.

For further information, see Item 5. “Operating and financial review and prospects — II. Financial condition and results of operations — Company Structure,” below.

Customers, marketing, distribution and service

We sell most of our products to dialysis clinics, hospitals and specialized treatment clinics. Close interaction between our sales and marketing as well as research and development (R&D) personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of hemodialysis and peritoneal dialysis as well as acute dialysis products and products for critical care. International sales teams visit physicians, clinical specialists, hospitals, clinics and dialysis clinics and, together with marketing, represent us at industry trade shows. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance and warranty regulation for each country in which we sell dialysis products.

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

Sales of dialysis products to Iran

We actively employ comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. We allocated resources to design, implement and maintain a compliance program specific to our U.S. and non-U.S. activities. Additionally, our dedication to providing its life-saving dialysis products to patients and sufferers of ESKD extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, our product sales to Iran from Germany are not subject to the EU’s restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Implementing Regulation (EU) 2021/1242 of July 29, 2021 implementing Regulation (EU) No 267/2012 concerning restrictive measures against Iran, as the Company’s products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because our sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 (ITSR) and are not eligible for licenses from the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because we do not have a U.S. parent company and are not in any other way owned or controlled by a U.S. person, as those terms are used in ITSR § 560.215(a), and our affiliates involved in Iran-related transactions are also not “owned or controlled” by a U.S. person. That we have a U.S. subsidiary does not cause the ITSR to apply to our Iran-related transactions (because the sales by our non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC’s public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

During the year ended December 31, 2022, we sold approximately €10 M of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately €7.3 M in operating income for the year ended December 31, 2022. All such sales were made by our German subsidiaries. Based on information available to us, we believe that most products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the “Government of Iran” as defined in ITSR § 560.304. Our 2022 sales to Iran represent approximately 0.05% of our total revenues. We have no subsidiaries, affiliates or offices, nor do we have any direct investment or own any assets, in Iran. In light of the humanitarian nature of our products and the patient communities that benefit from our products, we expect to continue selling dialysis products to Iran, provided such sales continue to be permissible under, or excluded from, applicable export control and economic sanctions laws and regulations.

Patient, physician and other relationships

We believe that our success in establishing and maintaining health care centers, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and integrated care organizations. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists as medical directors for our dialysis clinics and receive referrals from nephrologists, hospitals, post-acute care facilities and general practitioners.

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

Capital expenditures

We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve-month periods ended December 31, 2022, 2021, and 2020.

Capital expenditures (gross)
in € M
	2022	2021	2020
Capital expenditures for property, plant and equipment and capitalized development costs
North America Segment	346	400	536
EMEA Segment	105	120	132
Asia-Pacific Segment	39	50	77
Latin America Segment	30	37	33
Corporate	204	247	274
Total	724	854	1,052

Acquisitions, investments, purchases of intangible assets and investments in debt securities
North America Segment	653	526	252
EMEA Segment	16	37	46
Asia-Pacific Segment	22	13	24
Latin America Segment	14	18	59
Corporate	41	34	26
Total	746	628	407

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

For information on the InterWell Health business combination, see Item 4.A “Information on the Company — A. History and development of the Company”, “I. Performance management system — Net leverage ratio (Non-IFRS Measure)” above and note 3 of the notes to the consolidated financial statements included in this report. For a discussion of our 2022 and 2021 acquisitions and investments, see Item 5, “Operating and financial review and prospects – IV. Financial position – Net cash provided by (used in) investing activities.”

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

We produce and assemble hemodialysis machines and peritoneal dialysis cyclers in our Schweinfurt, Germany and our Concord, California, U.S. facilities. We manufacture and assemble dialyzers and polysulfone membranes in our Ogden, Utah, U.S., St. Wendel, Germany, L’Arbresle, France, Buzen, Japan (dialyzers) and Changshu, China (dialyzers) facilities and at production facilities of our joint venture in Inukai, Japan. We manufacture hemodialysis concentrate products at various facilities worldwide, including France, Germany, Great Britain, Spain, Turkiye, Serbia, Argentina, Brazil, Colombia, Ecuador, Australia, China, Malaysia, Canada, Mexico and the U.S. We manufacture PD solutions in North America, Europe, Latin America, and Asia, with two of our largest plants in Germany and the U.S. Additionally, we manufacture bloodlines in Mexico, China and Turkiye. Our Reynosa, Mexico plant is the world’s largest (by volume) bloodline manufacturing facility. See “Item 4.D. Property, plant and equipment,” below.

We manage the procurement of raw materials and semi-finished goods as well as the manufacturing and distribution of renal products globally. This center-led approach enables us to:

●	enhance the efficiency of our processes,
●	optimize cost structures,
●	improve returns on our capital invested in manufacturing,
●	respond quickly, and
●	fulfill our commitment to meeting high quality and safety standards.

With a focus on quality, costs and availability, we introduced a stable infrastructure with efficient processes and systems over the last several years. All production sites follow the Lean Manufacturing approach which, in our North America Segment and nine of twelve plants in our EMEA Segment, includes the “Lean Six Sigma” management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of manufacturing processes to achieve a low defect rate resulting in improved product quality, while reducing manufacturing time. Our production of renal pharmaceuticals and medical devices must comply with current Good Manufacturing Practices under the applicable regulations of the U.S. FDA, the EU, the Brazilian Health Regulatory Agency (ANVISA) and other jurisdictions. See “– Regulatory and legal matters – Product Regulation,” below.

We have been successful in the continued harmonization of all local Quality Management Systems (QMS) in all manufacturing and development sites of our EMEA Segment, Latin America Segment and Asia-Pacific Segment under one Consolidated QMS (CQMS). The CQMS fulfills ISO 13485:2016 and ISO 9001:2015 standards, the Medical Device Single Audit Program (MDSAP) underlying regulatory requirements, the Medical Device Directive 93/42/EEC as well as Regulation (EU) 2017/745 of April 5, 2017 on medical devices (MDR), which have been implemented in the EMEA Segment, Latin America Segment and Asia-Pacific Segment design, manufacture and distribution sites. (See also “Regulatory and Legal Matters – Facilities and Operational Regulation” below). Every medical device plant within our EMEA Segment, Latin America Segment and Asia-Pacific Segment has a local QMS directed by CQMS that is certified either to ISO 13485:2016 and/or ISO 9001:2015 under MDSAP. The North America Segment continues to be governed under our North American Management System in full compliance with U.S. FDA regulations. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC, the MDSAP underlying regulatory requirements and additional national requirements based upon target markets and countries of manufacturing. Plants producing products with the CE mark are in the transition process to be in full compliance with the MDR. The QMS of each site is reviewed through periodic corporate and local management review as well as internal audits.

All certified plants have successfully passed the annual ISO 13485, ISO 9001, MDSAP underlying regulatory requirements, external QMS audits and authority inspections for maintaining their required certifications and licenses.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive Supplier Relationship management and risk management systems connect all our global procurement activities to enhance global transparency, compliance with our Supplier Code of Conduct, standardized processes and constant monitoring of our projects and supplier-related activities. Our procurement risk mitigation efforts include (i) the development of partnerships with strategic suppliers through framework contracts, (ii) where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and (iii) measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring. Disruptions in supply, coupled with labor shortages, labor cost increases, high turnover and heightened COVID-19-related employee absenteeism, have had a materially adverse effect on our results of operations during 2022 and could continue to result in a negative impact on our business which may also expose us to legal liability in the delivery of our goods and services. See Item 3.D, “Key Information – Risk Factors.”

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

Quality assurance and quality management in dialysis care

Our clinics work in conformance with the generally accepted quality standards of the industry, particularly the Kidney Disease Outcomes Quality Initiative (KDOQI) guidelines from the U.S., the European Renal Best Practice standard and increasingly, Kidney Disease: Improving Global Outcomes (KDIGO), an industry initiative for global clinical practice guidelines. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

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

Additionally, several countries in the EMEA Segment fulfill the ISO-Norm 14001:2015 for environmental management systems. These quality and environmental management systems deployed in the EMEA Segment form part of an Integrated Management System (IMS) that closely reflects existing corporate processes and is used to fulfill many legal and normative requirements. In addition, the IMS offers a highly flexible structure that allows us to adapt to future regulations. The IMS not only fulfills the ISO 9001:2015 requirements, but also links it with the ISO-Norm 14001:2015. Furthermore, it conforms to the specific requirements that apply in the fields of pharmaceuticals and medical devices, for example to health care professionals. Prominent examples are the ISO-Norm 13485:2016, the Medical Device Directive 93/42/EEC as well as the Medical Device Regulation (EU) 2017/745.

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

Environmental management

In 2022, we continued with our efforts to reduce the impact of our business activities on the environment. We set up a project team to work on our climate target implementation roadmap and developed new processes for managing waste and wastewater.

We strive to continually improve our environmental performance and are dedicated to developing, producing and providing our products and services in an environmentally sustainable way. In our business practices, we are committed to reducing our environmental impact.

Our global environmental policy provides a framework for environmental management. The global environmental policy addresses how we manage and monitor our environmental impact and forms the basis of other policies and manuals.

We also maintain various guidelines that help us manage global data and report on environmental indicators relating to energy consumption, greenhouse gas (GHG) emissions and water. In 2023, we plan to extend these guidelines to other indicators such as waste generation and wastewater discharge in line with internal and external reporting requirements. In 2022, we initiated the establishment of new global management procedures for waste and wastewater management and trained employees involved in the respective reporting processes. In 2022, we established a governance function responsible for global environmental management in our Global Sustainability department. Responsibility for environmental management in our dialysis clinics along with sustainable manufacturing, product development, supply chain and sales operations lies with the respective management across the regions. During 2022, our global network of environmental experts continued to exchange regularly on best practices related to topics such as energy generation and waste management, decarbonization and water. These experts, which include representatives from our new global structures, provide input on the implementation of our global environmental management strategy and goals.

Part of our environmental management involves monitoring national and international regulations concerning environmental issues to ensure our internal policies and manuals are up to date. We have established internal environmental standards, which we complement with external certifications where necessary or appropriate. Our production sites, distribution centers, laboratories and dialysis clinics are subject to internal and external audits. This involves checking their compliance with environmental laws and regulations, certification requirements, and internal guidelines. Due to the COVID-19 pandemic, some audits in 2022 took place virtually.

The following table shows the percentage of our production sites which are certified according to the environmental management standards ISO 14001 and ISO 50001.

Coverage of certified production sites
Certification	2022	2021
ISO 14001 (%)	25	25
ISO 50001 (%)	5	5

We track and analyze data on the environmental impact of our dialysis clinics and production sites worldwide and work to continuously improve data availability and quality which assists in the effective management of resources. We use digital tools to support environmental reporting across our regions and functions.

At our production sites, we are involved in local environmental projects that we report on as part of our global Green & Lean initiative. Each production site is responsible for defining, planning and implementing these projects. The Green & Lean initiative enables best practices to be shared across the organization. Its objective is to reduce emissions, promote the efficient use of natural resources, and increase recycling rates. By the end of 2022, more than 110 projects were reported as part of the initiative. They were aimed at, for example, using efficient equipment to reduce energy consumption and improving processes to save water. As a result of these projects, per year we expect to save more than 18,000 MWh of energy (0.7% of our total energy consumption), prevent 4,400 tons of CO2 equivalent emissions (0.6% of our total Scope 1 and 2 emissions), save more than 88,000 m3 of water (0.2% of our total water consumption) and recycle or reuse more than 270 tons of waste.

We also include environmental considerations in our scientific activities. For example, in 2022, we collaborated with other institutions to research the impact of climate change on dialysis patients.

Energy and climate protection

Energy efficiency and climate protection are integral aspects of our global environmental strategy. We are committed to developing measures to reduce our energy consumption and GHG emissions across our business. At the same time, we continue to give top priority to the safety and quality of our products and services.

Reducing our footprint

In 2022, we defined our global climate targets. We aim to be climate neutral in our operations by 2040. By 2030, we aim to reduce Scope 1 (direct) and Scope 2 (indirect) emissions by 50% compared with those reported in the base year 2020. Our GHG emissions are calculated based on energy data reported by our production sites and electricity data reported by our dialysis clinics.

During 2022, we set up a project team to drive the implementation of our climate roadmap. To achieve our targets, we currently focus on renewable energy sourcing, which includes the purchase of renewable energy certificates, and energy efficiency measures. Moving forward, we also intend to evaluate other measures for reducing our emissions, such as process optimization, renewable energy generation and technology assessments.

One of the primary activities we engage in to decrease our overall emissions footprint is the procurement of renewable electricity. In 2022, we purchased 250,000 MWh of renewable emission-free electricity via Green-e certified Renewable Energy Certificates (RECs). The purchased renewable electricity accounts for 19% of our total electricity consumption, representing 21% of our global Scope 2 market-based emissions.

We are also currently assessing Scope 3 emissions that arise from activities or assets that we do not own or control along our value chain. With this information, we intend to evaluate the possible inclusion of Scope 3 emissions in our climate target roadmap. In our Scope 3 assessment, we place particular focus on five categories that we consider especially relevant to our business: purchased goods and services, upstream transportation and distribution, waste generated in operations, use of sold products and end-of life treatment of sold products.

Tracking our progress

Compared with 2021, our Scope 1 and Scope 2 emissions decreased by 10.5% in 2022, with a significant portion of this decrease accounted for by our purchase of RECs. Our reported Scope 1 emissions decreased by 1.6%. This decrease was driven by an overall reduction in energy usage resulting from reduced production activities, the shutdown of a production line in the U.S. and a maintenance project that required gas turbines to be temporarily shut off at our St. Wendel production site. Our reported Scope 2 emissions decreased by around 15% primarily due to the REC procurement noted above.

In 2022, we enhanced our reporting processes for indirect greenhouse gas emissions to also include market-based emissions, which are calculated using residual mix factors. These location-based emissions take into account the average emission factors for the electrical grids that power our operations. The market-based approach reflects energy generated as part of contractual arrangements such as the purchase of renewable energy. Adding market-based emissions to our reporting will enable us to demonstrate our emission reduction activities more transparently going forward.

Greenhouse gas emissions
	2022		2021		2020 (target baseline)
	Location-based	Market-based	Location-based	Market-based	Location-based	Market-based
Total Scope 1 + 2 CO2 equivalents (THOUS tons)[1,2,3]	731.3	659.5	765.5	737.0	769.5	781.9
Scope 1 CO2 equivalents (THOUS tons)	258.4	258.4	262.6	262.6	242.2	242.2
Natural gas	244.3	244.3	248.1	248.1	228.0	228.0
Liquid gas	13.4	13.4	13.6	13.6	13.6	13.6
Fuel oil	0.2	0.2	0.2	0.2	0.3	0.3
Diesel[4]	0.5	0.5	0.6	0.6	0.3	0.3
Scope 2 CO2 equivalents (THOUS tons)	472.9	401.1	502.9	474.4	527.2	539.6
Electricity	472.4	400.6	502.4	473.8	526.8	539.3
District heating	0.5	0.5	0.6	0.6	0.4	0.4
(1)	Including the Scope 1 and 2 emissions of our production sites and Scope 2 market-based emissions from electricity consumption resulting from in-center treatments in our dialysis clinics.
(2)	Subject in part to extrapolations.
(3)	We use both location-based and market-based methods based on the residual mix that quantify emissions based on emission factors per country. We calculate our Scope 1 and Scope 2 emissions following the methodology of the Greenhouse Gas Protocol. For the calculation of Scope 1 emissions, we use the UK Department for Environment, Food and Rural Affairs’ (DEFRA’s) latest version of this guidance. We use International Energy Agency (IEA) emission factors, Reliable disclosure systems for Europe (RE-DISS) Residual European Mix as well as US Residual Mix (Green-e Energy Emissions Rates) for electricity consumption to calculate indirect emissions from electricity.
(4)	Excluding mobile assets.

We continuously monitor the energy consumption at our production sites, as well as electricity usage in our dialysis clinics. At our plant in St. Wendel, Germany, one of our biggest production sites, we operate our own gas power plant with heat recovery steam generators. This power plant allows us to generate close to 100% of the electricity used at this site. For this reason, in 2022, we were able to avoid approximately 11,000 tons of CO2 equivalents compared with buying the average German electricity mix from the grid. As a result, we prevented CO2 emissions corresponding to 1.5% of our total global location-based emissions. By the end of 2022, we installed energy management systems in more than 400 U.S. locations. Additionally, in 2022, we installed LED fixtures in more than 30 dialysis clinics and one production site.

The below table shows our shows our energy consumption from 2022 and 2021:

Energy consumption
	2022	2021
Energy (M MWh)[1,2]	2.6	2.6
Electricity	1.3	1.3
Natural gas	1.2	1.2
Others[3]	<0.1	<0.1
(1)	Including the energy consumption of our production sites and the electricity consumption of in-center treatments in our dialysis clinics.
(2)	Subject in part to extrapolations.
(3)	Including fuel oil, diesel, liquid gas and district heating. Excluding mobile assets.

Water

Large volumes of water are required in both our production sites and in our dialysis clinics, as the dialysis process requires a significant quantity to provide life-sustaining care for patients. It is critical that the water we use for dialysis is of high quality, which is why we generally use municipal water that is treated further in our dialysis clinics.

In 2022, we continued to build on the water stress-related assessments that we have performed since 2020 with the support of the World Resource Institute’s Aqueduct tool. Our most recent water stress analysis in 2021 confirmed that 12% of our dialysis clinics and 7% of our production sites are situated in locations identified by the tool as having an extremely high risk of water stress. The assessment covered 77% of our dialysis clinics and all our production sites. By 2023, we aim to expand the coverage of this analysis to include additional dialysis clinics.

We also focused on further developing our water stress scenario analysis, which we initiated in 2021. The aim of this analysis is to identify areas around the world where water stress levels will increase most by 2030 and 2040. We determined that a considerable number of our existing sites are in locations that are expected to have high or extreme water stress levels by these dates. Most of these sites are situated in North America, which accounts for the largest share of our business. Sites in other regions are also likely to be affected by increasing water stress. We are incorporating insights from this analysis into our group-wide risk management systems to identify, monitor and mitigate possible risks as early as possible.

In 2022, we also defined a global water-related target to supplement those we already have at a regional level. We aim to develop sustainable water plans for production sites and dialysis clinics in extremely high water stress areas by 2026. These plans are intended to lay out optimization and improvement measures for the sites in question.

In 2022, our reported water withdrawal decreased by 2% as compared to 2021, mainly due to a decrease in the number of treatments we provided. At our production sites, we generate water savings through efficiency initiatives focused on preserving resources, including water. For example, we are working on projects that aim to reuse water in our production activities and are re-evaluating existing procedures to consume less resources in water-intensive processes, such as cleaning cycles.

Water withdrawal
	2022	2021
Water (M m³)[1]	40.5	41.4
Municipal water[2]	40.1	41.0
Ground water	0.4	0.5
(1)	Including the water consumption of our production sites and in-center treatments at our dialysis clinics.
(2)	Subject in part to extrapolations.

Waste

We are committed to reducing waste and aim to continually improve waste management. We strive to manage and dispose of waste in a safe manner that does not pose a danger to patients, employees, neighboring communities or the environment.

In 2022, we continued to analyze the waste streams of our production sites and dialysis clinics in all regions. As part of this process, we implemented waste reporting processes at our production sites. Furthermore, we are working to consolidate the data on waste generation gathered in our dialysis clinics by identifying data sources and improving reporting methodologies.

We have initiatives to help us reduce the waste produced by our business operations. For example, in the U.S., we diverted approximately 90 net tons of plastics and metals from landfills by reusing or recycling parts from more than 1,000 machines in 2022. We also strive to reduce the waste associated with product packaging. Our U.S. business has replaced the containers that were previously used to transport Mircera®, an ESA we administered to our dialysis patients. New packaging for this product consists of reusable containers that can be emptied, returned, cleaned and put back into circulation. In 2022, almost 25,000 containers were reused.

Eco-performance of products and services

Our efforts to continually improve our environmental performance include performing lifecycle assessments to develop and manufacture our products and services in an environmentally sustainable way.

Our latest dialysis machine generations, the 5008 and 6008 series, take environmental considerations into account. These machines automatically adjust the dialysate flow to the patient’s blood flow, which allows us to save significant amounts of dialysate, water and energy while maintaining a consistently high dialysis quality. The 2008T BlueStar software is another example of our ongoing efforts to limit the environmental footprint of dialysis. This software, unlike that in similar devices, enables the dialysis machine to switch to idle mode. Using idle mode reduces dialysate and water flow rates by up to two thirds. The software also enables low power mode, which only directs power to the machine’s electronics when dialysis is not taking place. Pumps, valves and modules are then turned off. In 2022, 38% of our total hemodialysis machines sold belonged to these resource-friendly machine generations.

To help us understand the environmental impact of our products, we conduct simplified product life cycle assessments (Screening-LCAs) for selected products. These assessments identify the life cycle phase with the highest impact and the processes and materials we need to focus on to improve the eco-performance of our products and services. We use Screening-LCAs to assess most of our active medical device product lines and are gradually extending them to disposables. In addition, we have conducted detailed comparative product life cycle assessments for important disposables.

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

Risk management

We see risk management as the ongoing task of determining, analyzing and evaluating the spectrum of actual and potential risks arising from our business operations in our environment and, where possible, taking preemptive and corrective measures. Our risk management system provides us with a basis for these activities. It enables management to identify risks that could jeopardize our growth or going concern and to take steps to minimize any negative impact. Accordingly, it is an important component of our management and governance.

Risk management system

The main objective of the risk management system is to identify potential risks as early as possible to assess their impact on business activities and enable us, where necessary, to take appropriate countermeasures. Due to constantly changing external as well as internal requirements and conditions, our risk management system is continuously evolving. In the past fiscal year, preparations were made to adjust our risk management approach to the new global operating model. This adjustment was complemented by the definition of a more robust process to integrate risks that could cause adverse impacts on ESG aspects.

The organizational structure of our risk management as well as the previously described processes are shown in the following overview:

The structure of the internal risk management system is based on the internationally recognized framework for company-wide risk management, the “Enterprise Risk Management - Integrated Framework” of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As part of the risk management system, regional risk coordinators, utilizing risk management software,assume the task of coordinating risk management activities within our operating segments, in particular for risk identification and assessment with individual risk owners by means of, among other things, workshops, interviews and queries.These activities relate to existing and potential emerging short-term as well as mid-term risks. Semi-annually, identified risk information is processed by the risk coordinators, reviewed by the respective corporate functions and discussed in regional/functional risk committees. Subsequently, the central risk management function gathers the risks and risk responses from regions and functions, analyzes and discusses them in the corporate risk committee and communicates the compiled results to the Management Board. The analysis of the risk environment also includes determining the degree of a potential threat to our going concern by aggregating all risks with the aid of a software-supported risk simulation. The focus during this process is on significant risks, which are above a defined threshold.

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

The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of our departments, subsidiaries and information technology (IT) applications worldwide each year. Determined risk focus areas are audited across all business segments. The department works according to the internationally accepted standards of the Institute of Internal Auditors, which was confirmed by a quality assessment in 2022. The next quality assessment is planned for 2027. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, IT security, the reliability of financial reporting and compliance with accounting regulations and internal policies. Since 2021, Global Internal Audit is also conducting third-party audits of selected sales intermediaries in order to give assurance that business transactions with our products are in accordance with applicable compliance standards.

Our locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit and Corporate Governance Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

The Global Internal Audit department is also responsible for monitoring the implementation of measures mitigating identified deficiencies. The Management Board is informed about the mitigation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. Due to COVID-19, the Global Internal Audit department suspended on-site audits from March 2020 onwards and conducted all audits remotely. In 2022, a total of 26 audits and 24 sales intermediary audits were carried out. Risk focus areas were compliance and cybersecurity.

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

For further information on these requirements, limitations and management’s assessment of the Company’s internal control over financial reporting for 2022, see Items 15.A. and 15.B, “Disclosure controls and procedures” and “Management’s annual report on internal control over financial reporting.”

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

Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

●	failure to receive required licenses, certifications, clearances or other approvals for new or existing services, facilities, or products or significant delays in such receipt;
●	complete or partial loss of various certifications, licenses, or other permits required under governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits;
●	recoupment or required refunding of payments received from government and private payors as well as government health care program beneficiaries because of any failures to meet applicable requirements;
●	a non-appealable finding of material violations of applicable health care or other laws; and
●	changes resulting from health care reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular products or services we provide.

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “Anti-Kickback Statute,” the federal False Claims Act, the federal Physician Self-Referral Law, commonly known as the “Stark Law,” the U.S. Civil Monetary Penalties Law, including the prohibition on inducements to patients to select a particular health care provider and the federal FCPA, as well as other fraud and abuse laws and similar state statutes, as well as similar laws in other countries.

As a global health care company, we are subject to laws and regulations including privacy and data protection. These laws and regulations govern, amongst other elements, the collection, use, disclosure, retention, and transfer of personal data. For example, the EU’s General Data Protection Regulation, which became effective in May 2018, imposes substantial worldwide obligations on the processing and disclosure of personal data. Additional requirements are imposed by U.S. federal rules protecting the privacy and security of patient medical information, as promulgated under the Health Insurance Portability and Accountability Act of 1996 and, as amended by the Health Information Technology for Economic and Clinical Health Act (enacted as part of the American Recovery and Reinvestment Act of 2009), among other rules promulgated by individual state legislatures. These laws continue to develop globally and differ from jurisdiction to jurisdiction, which increases the complexity and costs of our global data protection and security compliance programs. Because of varying legal requirements across the world, the Fresenius Medical Care Global Privacy Foundation (the Foundation) establishes a set of requirements to help ensure appropriate use of personal data throughout its life cycle. While the Foundation creates a baseline compliance requirement for all of our subsidiaries and personnel, we are also obligated to comply with the requirements of all applicable local laws that impose other or stricter standards.

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

In response to the COVID-19 pandemic, federal and state governments have implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures include temporary waivers of and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments’ enforcement priorities. Although many of these measures were designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict.

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

Product regulation

U.S. pharmaceuticals

In the U.S., numerous regulatory bodies, including the FDA and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and/or a seller of drug products under their respective jurisdictions. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended (FDCA) and FDA’s implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with inspections as well as with federal CMS average sales price reporting, medical drug rebate program and other requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices (cGMP). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. We are required to notify the FDA of certain product quality issues. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products, we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from marketing or promoting our pharmaceutical products in a false or misleading manner and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices, including under the administrative, civil, and criminal penalty provisions of the FDCA. Other state and federal regulatory and enforcement agencies have authority to enforce related fraud, consumer protection, privacy, and other laws.

Pharmaceuticals outside the U.S.

Some of our products, such as peritoneal dialysis and acute dialysis solutions as well as phosphate binders and other orally administered drugs, are considered medicinal products subject to the specific drug law provisions in various countries. The EU has issued several directives and regulations on medicinal products, including a directive on medicinal products for human use, like Regulation (EC) 726/2004 (March 31, 2004) and Directive 2001/83/EC (November 6, 2001), as amended. Each member of the EU is responsible for conforming its law to comply with the latter directive. In Germany, the German Drug Law (Arzneimittelgesetz or AMG), which implements several EU requirements, is the primary regulation applicable to medicinal products.

The provisions of the AMG are comparable with the legal standards in all other European Union countries. As in many other countries, the AMG  generally provides that a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the licensing authorities only if the quality, efficacy and safety of the medicinal product have been scientifically proven. Medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements.

The production of medicinal products requires a manufacturing license which is granted by the competent authorities of the relevant EU Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-Good Manufacturing Practice (EU-GMP). International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission (EC) and the International Council on Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH). The Pharmaceutical Inspection Co-operation Scheme (PIC/S), an international informal cooperative arrangement between regulatory authorities, aims at harmonizing inspection procedures by developing common standards in the field of good manufacturing practices and by providing training opportunities to inspectors. Among other things, the EC, PIC/S and ICH establish requirements for good manufacturing practices, many of which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2015 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

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

In January 2023, SEIU-United Healthcare Workers West, a labor union, submitted a petition requesting that the U.S. FDA issue a recall of certain of our dialysis machines to address certain purported safety matters raised by their petition. The Company believes that the claims raised by the union’s petition are without merit. The FDA has not responded to the petition. If and when the FDA acts on the petition, the Company will respond appropriately.

Medical devices outside the U.S.

In the European Union, medical devices are subject to their own regulatory requirements. Since May 26, 2021, the MDR Regulation (EU) 2017/746 of the European Parliament and of the Council of April 5, 2017 on in vitro diagnostic medical devices and repealing Directive 98/79/EC and Commission Decision 2010/227/EU have replaced former acts and set out the main regulatory framework. Although the MDR is self-binding in all Member States of the EU, numerous acts of the EC and of national legislation in each Member State are necessary to fully implement the legal provisions. These provisions essentially include higher safety standards to be met by medical devices and, therefore, require a new conformity assessment procedure and re-certification of all medical devices regardless of whether they have already been placed on the market.

The transitional provisions according to Art. 120 of the MDR allows manufacturers until May 2024, at the latest, to continue to place their medical devices on the EU market based on a valid EC certificate according to the former directives and local laws for medical devices.

Conformity of our QMS with the applicable MDR requirements was assessed and confirmed by our notified body during an initial certification audit in 2019 and surveillance audits in 2020, 2021 and 2022. After the additionally required successful assessment of the submitted technical documentation, the first EU certificate, pursuant to the MDR, was issued mid 2020 by our notified body. For each extension of the product scope of the EU certificate, a review of a sample of the technical documentation from the respective product group is required. Following this step-wise approach, our EU MDR certificate has been extended in 2022 and its further extension with several product categories is expected.

According to the current EU regulations, the CE mark serves as a general product passport for all Member States of the EU and the European Economic Area (EEA). Upon receipt of an EC certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO 13485:2016, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the EU requirements. If able to do so, the manufacturer must place a CE mark on the products. Medical devices that do not bear the CE mark cannot be sold or distributed within the EU.

Clinical Research

Our subsidiaries engaged in the manufacture and sale of drugs and devices, when engaged in clinical research involving investigational products, are subject to many requirements governing the conduct of clinical research, including Good Clinical Practice (GCP) standards. Similarly, our subsidiaries involved in the provision of clinical research services may also be subject to those requirements governing the conduct of clinical research depending on the nature of the research involved.

FDA and other regulatory bodies’ enforcement action

If the FDA or other regulatory bodies believe that a regulated company is not in compliance with applicable laws and regulations, they can pursue various administrative and enforcement actions, including, for example, issuing an untitled or warning letter, initiating a seizure action, or seeking an injunction. Among other things, these actions can result in the assessment of administrative penalties, product recalls, and civil or criminal enforcement. Such actions could also lead to additional enforcement by other state or federal government agencies as well as lawsuits by patients or shareholders.

We cannot assure that all necessary regulatory clearances or approvals, including those for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive clearance or approval or delays in or failures to carry out product recalls may result in liability and reputational harm and may materially adversely affect our operating results. If at any time the FDA or other regulatory bodies believe we are not in compliance with applicable laws and regulations, they could take administrative, civil, or criminal enforcement action, resulting in liability and reputational harm, which could materially affect our operating results.

Potential changes impacting our private payors in the U.S.

The operation of charitable insurance premium assistance programs such as that offered by the American Kidney Fund (AKF) has received increased attention over the last few years by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results. See “— Regulatory and legal matters — Reimbursement — Possible changes in statutes or regulations” for further information on charitable premium assistance programs.

Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. No. 20-1641: On November 5, 2021, the U.S. Supreme Court granted certiorari of an appeal by an employer group health plan, the plan sponsor, and the plan’s advisor of the U.S. Court of Appeals for the Sixth Circuit (Sixth Circuit) decision in DaVita Inc.’s favor. The questions presented involved whether the health plan violated the MSPA by “taking into account” that plan beneficiaries are eligible for Medicare and/or by “differentiating” between the benefits that the plan offers to patients with dialysis versus others. On June 21, 2022, the U.S. Supreme Court reversed the Sixth Circuit decision and held that the employee health plan for Marietta Memorial Hospital did not violate the MSPA.

The Marietta ruling will make it easier for health plans to design plan benefits for Medicare eligible ESKD patients in a way that makes private health insurance relatively less attractive to ESKD patients and Medicare relatively more attractive. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operation.

In July and August 2022, the Restore Protections for Dialysis Patients Act (H.R. 8594/S. 4750) was introduced in both the House and Senate. The intent of the bill is to return to the understanding of the Medicare Secondary Payer Statute before the aforementioned decision. The sponsors of the bill are working to reintroduce the bill in the current U.S. Congress.

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

An EMS based on ISO 14001:2015 has been established, amongst others, in our main European design and production units and in a high number of dialysis clinics in the European region. Compliance with environmental laws and regulations is a core objective of our EMS as well as of our Global Environmental Policy. Internal and external audits are organized and performed to verify compliance with the EMS requirements and applicable environmental laws and regulations. For additional information, see “-- Environmental Management,” above.

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

U.S.

Federal, state and local regulations (implemented by CMS, FDA, the Occupational Health and Safety Administration (OSHA), the Drug Enforcement Administration, and state departments or boards of public health, public welfare, medicine, nursing, pharmacy, and medical assistance, among others) require us to meet various standards relating to, among other things, the management, licensing, safety, security and operation of facilities (including, e.g., laboratories, pharmacies, and clinics), personnel qualifications and licensing, the maintenance of proper records, equipment, and quality assurance programs, and the dispensing, storage, and administration of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal, state and local agencies to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare/Medicaid reimbursement, our health care centers, renal diagnostic support business and laboratories must be certified by CMS. While all of our entities that furnish Medicare or Medicaid services maintain and renew the required certifications, material adverse effects on our business, financial condition, and results of operations could potentially occur if certain of those entities lose or are delayed in renewing a certification.

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

U.S.

Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESKD patients. In the U.S., Medicare pays as the primary insurer for Medicare-eligible individuals under many circumstances. Some patients pay for their health care services primarily through commercial insurance coverage. For Medicare primary patients, Medicare pays 80 percent of the prospective payment amount for the ESRD Prospective Payment system items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary’s cost-sharing obligations (typically an annual deductible and 20 percent co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20 percent co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. On April 29, 2022, CMS issued a Final Rule for CY 2023 Medicare Advantage plans in which CMS finalized a requirement that MA plans calculate the maximum out-of-pocket (MOOP) limit (after which the plan pays 100 percent of MA costs) based on the accrual of all Medicare cost-sharing in the plan benefit, whether that Medicare cost-sharing is paid by the beneficiary, Medicaid or other secondary insurance, or remains unpaid (including when the cost-sharing is not paid because of state limits on the amounts paid for Medicare cost-sharing and dually eligible individuals’ exemption from Medicare cost-sharing). While some payors were already calculating MOOP in this way, the rule change potentially limits the amount of uncollected cost-sharing we will experience for dual eligible patients in 2023. CMS projects that the change will save state Medicaid agencies $2 billion (€2 billion) over ten years while increasing payment to health care providers, including dialysis providers, serving dually eligible beneficiaries by $8 billion (€8 billion) over ten years. We have managed care contracts to provide services as in-network providers with many Medicare Advantage and commercial insurance plans. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80 percent of the prospective payment amount for the ESRD PPS items and services we provide their members. On May 22, 2020, CMS issued a regulation that removed outpatient dialysis from its list of specialty facilities that are subject to specific time-and-distance standards regarding Medicare Advantage network adequacy. This regulation may impede our ability to participate in Medicare Advantage plan networks.

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

Payment rates vary by both patient and facility. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass) and certain co-morbidities. The base payment rate is also adjusted for (i) certain high cost patient outliers reflecting unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located. The Protecting Access to Medicare Act of 2014 (PAMA) provides that rates will be updated by the market basket rate of increase net of multifactor productivity adjustment. The ESRD PPS also provides for: (i) a training add-on payment for home and self-dialysis modalities, (ii) a transitional drug add-on payment adjustment (TDAPA), and (iii) a transitional add-on payment adjustment for new and innovative equipment and supplies (TPNIES).

On October 31, 2022, CMS issued a final rule for the ESRD PPS rate for calendar year (CY) 2023. The final base rate per treatment for CY 2023 is $265.57, which represents a 3.0% increase from the CY 2022 base rate of $257.90. The final increase of 3.0% is based on a market basket increase of 3.1% partially offset by a 0.1% multifactor productivity adjustment that is mandated by the ACA. Beginning 2023, CMS is raising the wage index floor from 0.5 to 0.6 as well as establishing a permanent policy to apply a 5% cap on decreases in the ESRD PPS wage indexing. CMS is also updating the outlier methodology to account for historical trends in spending as well as to better account for the introduction of new and innovative products under TPNIES and TDAPA policies. CMS estimates that, on average, large dialysis organizations will receive a 3.0% increase in payments in CY 2023 compared to CY 2022 under this final rule. The Acute Kidney Injury payment rate for CY 2023 is to equal the CY 2023 ESRD PPS base rate.

CMS estimates total TPNIES payment amounts to facilities in CY 2023 would be approximately $2.5 M for a competitor’s hemodialysis system. For CY 2023, the final pre-adjusted per-treatment amount will be reduced by an average per-treatment offset amount of $9.79.

Sequestration of Medicare payments. On August 2, 2011, the BCA was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. The BCA, in effect, required automatic across-the-board spending cuts for most government programs over nine fiscal years (2013-2021); these cuts were projected to total $1.2 trillion. The first cuts for Medicare payments to providers and suppliers were initially implemented on April 1, 2013. As a result of subsequent legislation, these cuts have been extended through the fiscal year (FY) 2030. Under the BCA, as amended, the reduction in Medicare payments to providers and suppliers (the U.S. Sequestration) is limited to one adjustment of no more than 2 percent in each year through 2029, rising to 4.0 percent for the first half of FY 2030 and dropping to 0.0 percent for the second half of FY 2030. The U.S. Sequestration is independent of Medicare’s annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. As part of the COVID-19 relief measures, the Congress temporarily suspended the 2 percent sequestration from May 1, 2020 through March 31, 2022. A 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester resumed on July 1, 2022. For further information regarding the suspension of sequestration, see Item 3.D, “Key information — Risk factors.”

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

Starting April 1, 2022, CMS granted TDAPA status for Korsuva™ (difelikefalin) in the anti-pruritic functional category. TDAPA will apply to Korsuva™ for two years, until March 31, 2024.

Revisions to Medicare’s Physician Fee Schedule. The Medicare and CHIP Reauthorization Act of 2015 (MACRA) removed the periodic threat of substantial reductions in payment rates under the Physician Fee Schedule (PFS) that could have, if they had been permitted to take effect, significantly affected our businesses and those of our affiliated physicians. MACRA permanently removed the “sustainable growth rate” provision and in its place specified modest increases in PFS payment rates for the next several years. MACRA creates an elaborate scheme of incentive payments and penalty adjustments starting in 2019 based on 2017 physician performance as reflected in various measures of cost, use of health information technology, practice improvement activities, and quality of care and on possible participation in “advanced alternative payment models,” such as some accountable care organizations. We cannot predict whether this scheme is likely to have material effects on our revenues and profitability in our nephrology, urgent care, vascular, cardiovascular and endovascular specialty services. Through an annual rule-making cycle, CMS revises PFS payment rates to account for across-the-board updates as well as, from time to time, changes in the evaluation of physician work and practice expenses used to set rates for individual services paid under the PFS. While impacts of large changes are usually spread out over several years, such changes have the potential to affect the rates for specific services that are extensively furnished in our physician businesses and hence to affect materially the revenues of those businesses.

On November 1, 2022, CMS announced the CY 2023 final rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. The final rule to update the ASC payment system for CY 2023 generally increases the reimbursement rates for the range of procedures provided in an ASC. The final average increase is 3.8% compared to the prior year. For CY 2023, CMS finalized a new ASC payment policy resulting in higher payments when a code combination is more complex and represents a higher cost version of the performed procedures. On November 1, 2022, CMS also issued the final Physician Fee Schedule for CY 2023. The CY 2023 Physician Fee Schedule conversion factor is $33.06, a decrease of $1.55 from the CY 2022 conversion factor of $34.61. The Consolidated Appropriations Act of 2023 will mitigate the Physician Fee Schedule conversion factor cuts by providing a 2.5% increase for 2023 (an overall cut of 2% rather than the original 4.5% cut). The law also provides for a 1.25% increase to the conversion factor in 2024 to mitigate expected cuts.

ESRD PPS quality incentive program. The ESRD PPS’s Quality Incentive Program (QIP) affects Medicare payments based on performance of each facility on a set of quality measures. Based on a prior year’s performance, dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent. CMS updates the set of quality measures each year, adding, revising or retiring measures.

Under the ESRD QIP, CMS assesses the total performance of each facility on a set of measures specified per payment year and applies up to a 2 percent payment reduction to facilities that do not meet a minimum total performance score. In the CY 2023 final rule, CMS adopted a special scoring and payment policy for PY 2023 of the ESRD QIP to address the issues in the scoring system caused by the impact of the COVID-19 public health emergency on QIP data, including the use of pre-pandemic data from CY 2019 as the baseline period for the PY 2023 ESRD QIP and confirmed a pause on certain measures for scoring and payment adjustment purposes.

ACA provides for broad health care system reforms, including (i) provisions to facilitate access to private health insurance, (ii) expansion of the Medicaid program, (iii) industry fees on device and pharmaceutical companies based on sales of brand name products to government health care programs, (iv) increases in Medicaid prescription drug rebates, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3 percent excise tax on manufacturers’ medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, enacted December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. In 2017, Congress considered legislation to “repeal and replace” ACA and may return to these issues in the future. The Biden Administration does not support policies that undermine ACA access, coverage and payment provisions. On January 28, 2021, the Biden Administration issued an Executive Order on Strengthening Medicaid and the Affordable Care Act, which directs the Secretaries of the Departments of Health and Human Services, Treasury and Labor to, among other things, review and examine policies or practices that may undermine the Health Insurance Marketplace or the individual, small group, or large group markets for health insurance in the U.S., policies or practices that may present unnecessary barriers to individuals and families attempting to access Medicaid or ACA coverage, and policies or practices that may reduce the affordability of coverage or financial assistance for coverage, including for dependents, and to “as soon as practicable, publish proposed rules suspending, revising or rescinding those agency actions inconsistent with the policy goal of protecting and strengthening Medicaid and the ACA and to make high-quality health care accessible and affordable for every American.” Further ACA expansions would be more difficult to pass through the 118th Session of Congress, in which control of the House of Representatives has switched from Democrats to Republicans.

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

Pharmaceuticals. We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as other government reimbursement programs including Medicare Part D Gap, TriCare and state pharmacy assistance programs established according to statutes, government regulations and policy. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule (FSS) of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs. Under our license to market and distribute the intravenous iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes (NDCs)), which is reimbursed under Part B of the Medicare program. Our products are also subject to a federal requirement that any company participating in the Medicaid rebate or Medicare program charge prices to Medicare comparable to the rebates paid by State Medicaid agencies on purchases under the Public Health Services (PHS) pharmaceutical pricing program managed by the Department of Health and Human Services (also known as the “340B program” by virtue of the section of the Public Health Service Act that created the program). The PHS pricing program extends these deep discounts on outpatient drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, certain “look alikes,” as well as various other providers. ACA expanded the 340B program to include additional providers.

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations and price reporting rules are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current Average Manufacturer Price and Best Price for our pharmaceutical products. The Veterans Health Care Act imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the Federal Ceiling Price, which is determined by applying a statutory discount to the average price charged to non-federal customers through wholesalers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug’s average sales price (ASP), additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program (to the extent these manufacturers participate in the Medicaid rebate program, from which an obligation to report Part B drug prices flows). Since Venofer® is covered under Part B, we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC and reporting it to CMS. The Medicare ESRD PPS system incorporates payment for Venofer® at dialysis facilities.

Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on our operating results.

Laboratory tests. Spectra obtains a portion of its revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The dialysis clinics obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate designated in the capitation agreement. Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100 percent of the payment amounts on Medicare’s Clinical Laboratory Fee Schedule (CLFS), although payment rates are further reduced by a 2% sequestration adjustment that remains in place until further notice. As part of the federal government’s response to the COVID-19 pandemic, the 2% sequestration adjustment was temporarily suspended, but fully resumed as of July 1, 2022 as discussed above and in Item 3.D, “Key Information – Risk factors.”

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

Patients who are covered by Medicare and are also covered by an employer group health plan (EGHP) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period, the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor for a total of 33 months, including the 3-month waiting period plus the 30-month coordination period. Any significant decreases in EGHP reimbursement rates could have material adverse effects on our provider business and, because the demand for our products is affected by provider reimbursement, on our products business.

Participation in new Medicare payment arrangements. For information on our value-based agreements and health insurance products, see “- Business Overview - Other health care services - Value and risk-based care programs,” above.

Executive order-based models. On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (HHS) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ESRD Treatment Choices (ETC) model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of 30% of the Hospital Referral Regions. As of December 31, 2022, 988 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (HDPA), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (PPA) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist) rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first PPA payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% for facilities in the final PPA payment year (ending in June 2027).

On October 31, 2022, CMS finalized refinements to the ETC model, including a change to the improvement in scoring methodology and a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS also discussed its intent to publish participant-level performance data. These changes did not result in additional estimated savings to the Medicare program.

We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (KCF) and CKCC model (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESKD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity. Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first performance year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 20 of the KCEs during the first performance year. Once implemented, the CKCC model is expected to run through 2026. For the second performance year in the CKCC model, we submitted 4 additional CKCC applications (3 under the professional option and 1 under the global option) and were also included in one other CKCC application submitted by nephrologists under the global option. All 5 applications were accepted, though we notified CMS that we will not move forward with one of those applications. CMS will require these newly accepted KCEs to decide in the fourth quarter of 2022 whether they will move forward during the second performance year to start assuming financial risk as of January 1, 2023. As of December 2022, approximately 49,000 patients were aligned to KCEs in which we participated.

Federal surprise billing statute and regulations. The No Surprises Act was enacted on December 27, 2020 as part of the 2021 Budget Act. The No Surprises Act aims to address surprise, balance billing to patients at the national level (many states already had laws regulating balance billing). Effective January 1, 2022, the legislation limits patient payment responsibility for certain unavoidable out-of-network services, prohibits certain providers and facilities (not including dialysis facilities) from balance billing patients for those services, establishes price transparency disclosure requirements for providers and insurers and mandates creation of dispute resolution processes for patients, providers and insurers to address unanticipated medical bills. The Department of Labor, HHS and the Department of the Treasury have collectively issued several Final Rules to implement the requirements of the statute. The statute and regulations have only limited applicability to our business: our ASCs and certain providers of services ancillary to ASC services (such as anesthesia) are subject to certain requirements of the statute and regulations.

Possible changes in statutes or regulations. Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. For example, ballot initiatives introduced at the state level which could further regulate clinic staffing requirements, state inspection requirements and commercial reimbursement rates. Additionally, in response to the COVID-19 pandemic, the federal and state governments have implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures include temporary waivers and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments’ enforcement priorities. Although many of these measures are designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict. See Item 3.D, “Key Information – Risk factors,” as well as “— Health care Reform” below.

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

In Asia-Pacific, Universal Health Care (UHC) is at varying stages of implementation and, as such, reimbursement mechanisms may vary significantly between countries (including variances at the state, provincial or city level). Tax-based health care funding systems are mostly seen in New Zealand, Malaysia and Thailand where governments have more direct levers to manage the provision of health care. Other countries, such as Japan, Taiwan and South Korea, finance health care through social health insurance mandating citizens to make contributions into a pooled fund. Indonesia and India continue their effort into achieving UHC amidst system challenges. Singapore has a multi-tier system with mandatory medical savings account alongside means-tested subsidies to cover catastrophic illnesses. China has achieved UHC and recently merged its original three insurance schemes into two to bridge the gap in access between urban and rural residents.

In Latin America, health care systems are funded by public payors, private payors or a combination of both. For countries such as Argentina, Brazil, Chile, Colombia, Curaçao, Ecuador, Guatemala and Peru, UHC covers ESKD for all citizens, funded by employers as well as individual compulsory contributions. In Peru, UHC is not yet fully implemented. Private insurers complement health care coverage, particularly in Argentina, Brazil and Colombia, and may be preferred by patients for a better quality of treatment or convenience. For those countries in Latin America in which we operate, with the exception of Chile, Curaçao, Ecuador and Peru where rates may vary depending upon payors, reimbursement rates are independent of treatment modality. Each payor (public or private) defines its own tariff, subject to a yearly revision to restore the value eroded by inflation. As a result of hyperinflation in Argentina, any recognition of increases in reimbursement due to inflation may be delayed by three months or longer. In Colombia, competition bids for lower prices without regard to adjusted tariffs and in Brazil, where public payors represent more than 60% of the share, inflation adjustments for dialysis care services are not often received.

Remuneration for ESKD treatments widely differs between countries but there are three broad types of reimbursement modalities: global budget, fee-for-service reimbursement and a bundled payment or capitation rate paid at predetermined periods. In some cases, reimbursement modalities may also vary within the same country depending on the type of health care provider (public or private). Budget allocation is a reimbursement modality used mainly for public providers in most of European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee-for-service, which used to be the most common reimbursement modality for private providers in European and Asia-Pacific countries, is increasingly being replaced by periodic reimbursement bundles. These include different components of the ESKD treatment and level of payment is linked to certain quality parameters.

Additionally, in Europe and in some parts of Asia-Pacific and Latin America, operations are increasingly subject to cost management strategies, such as health technology assessments (a strict analysis on the entry of new products and services), which require additional data, reviews and administrative processes, all of which increase the complexity, timing and costs of obtaining reimbursement for products and services, simultaneously putting continuous downward pressure on available reimbursement. In June 2021, the EU approved the EU Health Technology Assessments Regulation which is expected to unify and further reinforce the trend. In addressing these cost containment pressures, the Company is developing more expertise in the Health Economics, Market Access and Political Affairs fields in order to respond, counteract and proactively anticipate health system funding changes that impact our business. The main aim of this development is to demonstrate that our products and services create value for patients and for those who pay for health care. The Company advocates to encourage a long-term partnership for sustainable health care financing and value-based payment programs.

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

In light of the current economic volatility caused by the COVID-19 pandemic and the war in Ukraine, the medical device industry is facing significant cost increases which cannot be easily transferred as price increases to health care customers that need to operate under a fixed budget. Nevertheless, debate has begun in all health care systems regarding compensation solutions to ensure continuity of care in times of higher technology costs and unprecedented labor cost increases.

In the Asia-Pacific Segment, excess mortality related to the COVID-19 pandemic impacted our business in emerging markets at a higher rate in 2021. Very few countries still maintain a strict “zero-tolerance” COVID-19 policies which continues to minimize the respective infection rates. With the ever-changing landscape related to the pandemic, it remains to be seen how health care budgets within the region are affected over the next several years as a result of these varying dynamics.

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

The Office of the Inspector General of HHS (OIG), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect arrangements and practices that may violate fraud and abuse laws.

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

Health care reform

In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. health care system. The ACA, enacted in 2010, contained broad health care system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government health care programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and former President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. Throughout the years of the Obama Administration, the Republicans in Congress attempted on several occasions to repeal the ACA, recognizing that any such effort would be rejected by a Presidential veto. Similarly, during the 2016 Presidential campaign, Donald Trump called for a repeal and replacement of the ACA, though no legislation to repeal the ACA has been passed. In the 2020 Presidential campaign, President Joe Biden called for further expansions of the ACA, the potential for a reduction in Medicare eligibility age, and a so-called “public option.” To date, Congress has not passed legislation under the Biden Administration that would further expand the ACA, and further ACA expansions would be more difficult to pass through the 118th Session of Congress, in which control of the House of Representatives has switched from Democrats to Republicans.

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

The Trump Administration initiated revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of the ACA, with or without changes in legislation. Significantly, in October 2017, the Trump Administration announced that it would immediately cease paying CSR subsidies to insurers. These subsidies reduce deductibles, coinsurance and copayments for individuals and families at or below 250% of the federal poverty level. Under the law insurers are still mandated to provide lower out-of-pocket costs for low-income individuals; as a result, ending CSR payments has caused many insurers to increase premiums in the individual insurance market to offset the loss of the federal support. In its FY 2019, 2020 and 2021 budget proposals, the Trump administration altered course and requested authority to fund CSR payments. Neither the FY 2019, FY 2020, nor FY 2021 CSR budget proposal was ultimately included in appropriations authorized by Congress. The Biden Administration’s budget request to Congress for FY 2023 included appropriations for CSR payments, although the Consolidated Appropriations Act of 2023, which will fund the federal government during FY 2023, did not include specific CSR appropriations. Insurers have challenged the previous administration’s non-payment of CSR subsidies in litigation. On April 27, 2020, the Supreme Court issued its decision in Maine Community Health Options vs. United States, in which the Supreme Court held that the government was obligated to make full risk corridor payments. On August 14, 2020 the Court of Appeals for the Federal Circuit issued decisions in two cases (Sanford Health Plan v. United States and Community Health Choice v. United States) holding that the previous Administration owed CSRs to health plans in 2017 and directed the Court of Federal Claims to decide the status of payments owed in 2018 and later, a process that is ongoing. On June 21, 2021, the Supreme Court denied petitions to review the decisions of the Court of Appeals for the Federal Circuit in these cases. On January 28, 2021, President Biden issued an Executive Order on Strengthening Medicaid and the Affordable Care Act, which directs the Secretaries of the Departments of Health and Human Services, Treasury and Labor to, among other things, review and examine policies or practices that may undermine the Health Insurance Marketplace or the individual, small group, or large group markets for health insurance in the United States, policies or practices that may present unnecessary barriers to individuals and families attempting to access Medicaid or ACA coverage, and policies or practices that may reduce the affordability of coverage or financial assistance for coverage, including for dependents, and to “as soon as practicable, publish proposed rules suspending, revising or rescinding those agency actions inconsistent with the policy goal of protecting and strengthening Medicaid and the ACA and to make high-quality health care accessible and affordable for every American.” Although it is premature to predict with certainty, the Executive Order suggests a reversal of the previous administration’s position with respect to CSR payments and the promotion of other financial supports to ensure high-quality affordable coverage options.

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

On February 12, 2021, the Biden Administration issued a letter to states that received approvals to impose work requirements for Medicaid beneficiaries under Trump Administration policy guidance, which the Biden Administration has rescinded. The Biden Administration informed these states of its intention to review all Medicaid work requirements, which were granted as waivers pursuant to Section 1115 of the Social Security Act, to assess whether the waivers may remain in place. Since this announcement, CMS has rescinded all previously issued Section 1115 waivers authorizing Medicaid work requirements. The Trump Administration had asserted that work requirements will help people lead healthier lifestyles. Opponents fear these requirements simply will lead to the poor and disabled losing health benefits, and that such requirements exacerbate the hardships resulting from increased unemployment during the COVID-19 pandemic. While the Biden Administration has made its policy against Medicaid work requirements clear, it is possible that future administrations will seek to grant Section 1115 waivers tied to work requirements.

C.	Organizational structure

The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2022. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.” For additional discussion regarding the Company’s principal subsidiaries, see note 1 a) of the notes to our audited consolidated financial statements included in this report.

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

	Floor area	Currently
	(approximate	owned or	Lease
Location	square meters)	leased	expiration	Use

Suzhou, China (Changshu Plant)	117,627	leased / owned	August 2055 / December 2056	Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions

St. Wendel, Germany	113,259	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development

Ogden, Utah,U.S.	102,193	owned		Manufacture of polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development

Biebesheim / Gernsheim, Germany	73,100	leased	December 2023	Central distribution Europe, Asia-Pacific and Latin America

L´Arbresle, France	48,120	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding

Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers

Bogota, Colombia	37,000	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, intravenous solutions, empty Biofine bags

Waltham, Massachusetts,U.S.	36,473	leased	April 2029	Corporate headquarters and administration - North America

Enstek, Malaysia	28,778	owned		Manufacture of peritoneal dialysis solutions and hemodialysis concentrate

Fukuoka, Japan (Buzen Plant) - Site area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers

Knoxville, Tennessee,U.S.	27,637	owned		Manufacture of peritoneal dialysis solutions

Palazzo Pignano, Italy	27,435	owned		Manufacture of bloodlines and tubing, office

São Paulo, Brazil	24,755	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and warehouse

Guadalajara, México	24,234	owned		Manufacture of saline, sodium citrate and liquid acids

Oita, Japan (Inukai Plant)	24,084	owned		Manufacture of fiber bundles

Tijuana, Mexico	22,126	leased	May 2024 / September 2026	Manufacturing of NxStage System One equipment and related disposables

Buenos Aires, Argentina	20,020	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and disinfectants

Southaven, Mississippi,U.S.	19,666	leased	November 2040	Clinical laboratory testing and administration

Rockleigh, New Jersey,U.S.	17,742	leased	December 2028	Clinical laboratory testing and administration

Concord, California,U.S.	17,586	leased	June 2028	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space

Reynosa, Mexico	15,746	leased	November 2027	Manufacture of bloodlines

Vrsac, Serbia	15,365	owned		Administration, production and warehouse building

Bad Homburg, Germany	15,048	leased	December 2026 / December 2029	Corporate headquarters and administration

Bad Homburg (OE), Germany	10,300	leased / owned	December 2026	Manufacture of hemodialysis concentrate solutions / technical services / logistics services

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

The Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in euro based upon IFRS and other measures, as described below.

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

The following key performance indicators and certain other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS (Non-IFRS Measure). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Our presentation of some financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC AG & Co. KGaA (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS and at constant exchange rates in our publications to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

The primary key performance indicators, with the exception of ROIC (defined below), are presented both in accordance with IFRS and at Constant Currency. ROIC (defined below) and each of these indicators presented at Constant Currency are considered non-IFRS measures. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets.

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain pre-determined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items prepared in accordance with IFRS, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

Financial performance indicators

Primary key performance indicators

Revenue and revenue growth

We use revenue and revenue growth as key performance indicators as we believe that the key to continue growing our revenue is to attract new patients and increase the number of treatments performed each year. The number of treatments performed each year is therefore an indicator of both the absolute amount of revenue as well as continued revenue growth. For further information regarding revenue recognition and measurement, refer to note 1 k) of the notes to the consolidated financial statements included in this report. Revenue and revenue growth are also benchmarked based on movement at Constant Exchange Rates (Non-IFRS Measures).

Operating income

Operating income is the most appropriate measure for evaluating the profitability of the operating segments and therefore is also a key performance indicator. Operating income is also benchmarked based on movement at Constant Exchange Rates (Non-IFRS Measure).

Net income and net income growth

As net income represents the profitability of our business after all costs including operating costs, interest income and expense, taxes and the impacts of noncontrolling interests in our subsidiaries, this metric shows our profit for the period after taking into account all aspects of our business. On a consolidated level, we also use percentage growth in net income (net income attributable to shareholders of FMC AG & Co. KGaA) at Constant Currency as an additional key performance indicator used for internal management. Net income and net income growth are also benchmarked based on movement at Constant Exchange Rates (Non-IFRS Measures).

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022	2022	2022	2021
Total assets	35,754	38,406	36,070	34,724	34,367
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,025)	(1,173)	(1,482)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(837)	(790)	(736)
Minus: Accounts payable to related parties	(118)	(81)	(102)	(70)	(121)
Minus: Provisions and other current liabilities(1)	(3,008)	(3,488)	(3,222)	(3,188)	(3,319)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,701	33,021	31,031	29,647	28,817

Average invested capital as of December 31, 2022	30,643
Operating income	1,512
Income tax expense(2)	(487)
NOPAT	1,025

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(3)	2022(3)	2022(3)	2021(3)
Total assets	—	—	576	539	528
Minus: Cash and cash equivalents	—	—	(55)	(52)	(51)
Minus: Accounts payable to unrelated parties	—	—	(9)	(8)	(8)
Minus: Provisions and other current liabilities(1)	—	—	(4)	(4)	(3)
Invested capital	—	—	508	475	466

Adjustment to average invested capital as of December 31, 2022	290
Adjustment to operating income(3)	(25)
Adjustment to income tax expense(3)	8
Adjustment to NOPAT	(17)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(3)	2022(3)	2022(3)	2021(3)
Total assets	35,754	38,406	36,646	35,263	34,895
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,080)	(1,225)	(1,533)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(846)	(798)	(744)
Minus: Accounts payable to related parties	(118)	(81)	(102)	(70)	(121)
Minus: Provisions and other current liabilities(1)	(3,008)	(3,488)	(3,226)	(3,192)	(3,322)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,701	33,021	31,539	30,122	29,283

Average invested capital as of December 31, 2022	30,933
Operating income(3)	1,487
Income tax expense(2), (3)	(479)
NOPAT	1,008
ROIC in %	3.3

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021	2021	2021	2020
Total assets	34,367	33,831	32,987	33,159	31,689
Plus: Cumulative goodwill amortization and impairment loss	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,082)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities(1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,180)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	27,955	27,283	27,942	26,634

Average invested capital as of December 31, 2021	27,725
Operating income	1,852
Income tax expense(2)	(490)
NOPAT	1,362

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021(3)	2021(3)	2021(3)	2020(3)
Total assets	—	115	186	189	291
Minus: Cash and cash equivalents	—	—	—	—	(3)
Minus: Provisions and other current liabilities(1)	—	—	—	—	(6)
Invested capital	—	115	186	189	282

Adjustment to average invested capital as of December 31, 2021	154
Adjustment to operating income(3)	12
Adjustment to income tax expense(3)	(3)
Adjustment to NOPAT	9

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021(3)	2021(3)	2021(3)	2020(3)
Total assets	34,367	33,946	33,173	33,348	31,980
Plus: Cumulative goodwill amortization and impairment loss	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,085)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities(1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,186)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	28,070	27,469	28,131	26,916

Average invested capital as of December 31, 2021	27,879
Operating income(3)	1,864
Income tax expense(2), (3)	(493)
NOPAT	1,371
ROIC in %	4.9
(1)

Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2)	Adjusted for noncontrolling partnership interests.
(3)	Including adjustments for acquisitions and divestitures made during the reporting period with a purchase price above a €50 M threshold.

Secondary financial performance indicators

Operating income margin

Operating income margin represents the ratio of operating income to revenue. We believe operating income margin shows the profitability of each of our operating segments and our company on a consolidated basis.

Basic earnings per share growth

Percentage growth in basic earnings per share at Constant Currency (Non-IFRS Measure) is a key performance indicator to evaluate our profitability. This indicator helps to manage our overall performance. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted-average number of outstanding shares over the course of the year.

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

For a reconciliation of cash flow performance indicators for the years ended 2022, 2021 and 2020 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “Item 5. Operating and financial review and prospects — IV. Financial position — Sources of liquidity.”

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

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for:

●	the effects of acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in our Syndicated Credit Facility (See note 14 of the notes to the consolidated financial statements included in this report),
●	non-cash charges,
●	impairment loss, and
●	special items, including:
i.	costs related to our FME25 Program,
ii.	the impact from applying hyperinflationary accounting under IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in Turkiye (Hyperinflation in Turkiye),
iii.	the impact from the remeasurement of our investment in Humacyte, Inc. (Humacyte Investment Remeasurement),

iv.	the net gain related to the InterWell Health business combination, including the remeasurement gain of our investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived intangible assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs (Net Gain Related to InterWell Health) (for further information regarding the InterWell Health business combination, see “II. Financial condition and results of operations - Overview,” below, and note 3 of the notes to the consolidated financial statements included in this report.), and
v.	bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War (Impacts Related to the War in Ukraine). Although to date the Ukraine War has had minimal impact on our impairment testing of goodwill in the EMEA Segment, as we continue to treat patients and provide health care products to our clinics in those countries, receive reimbursements and generate cash flows, it has had an impact on the valuation of certain assets and receivables as a result of the ongoing hostilities.

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

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of December 31, 2022 and 2021, see “Item 5. Operating and financial review and prospects — IV. Financial position — Financing strategy.”

Changes to the internal management system

In 2023, the internal management system will be updated due to the way in which the Management Board will manage and represent the Company, in line with the FME25 Program, in the future.

Based on these changes, net income, net income growth and ROIC will no longer be used as primary key performance indicators for internal management from January 1, 2023. Net income, net income growth and ROIC will continue to be included as secondary financial performance indicators.

Primary key performance indicators for internal management from 2023 onwards are as follows:

●	revenue,
●	revenue growth, and
●	operating income.

II.	Financial condition and results of operations

Overview

We are the world’s leading provider of products and services for individuals with renal diseases based on publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €82 billion in 2022 (€81 billion in 2021). Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

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

On August 24, 2022, we completed the InterWell Health business combination. For further information, see Item 4.A “Information on the Company — A. History and development of the Company”, “I. Performance management system — Net leverage ratio (Non-IFRS Measure)” above and note 3 of the notes to the consolidated financial statements included in this report.

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

As of January 1, 2023, we implemented our new global operating model as announced on November 2, 2021. In the new operating model, we reorganized our business into two global operating segments, Care Enablement and Care Delivery. For further information, see Item 4.A “Information on the Company — A. History and development of the Company” and note 27 of the notes to the consolidated financial statements included in this report. Beginning in the first quarterly financial report on Form 6-K in 2023, we will present our results of operations to reflect these new global operating segments. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place.

Significant U.S. reimbursement matters

The majority of health care services we provide are paid for by governmental institutions. For the year ended December 31, 2022, approximately 26% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD PPS, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” (temporarily suspended from May 1, 2020 through March 31, 2022, after which time a 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester resumed on July 1, 2022) and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under PAMA. Please see detailed discussions on these and further legislative developments in “Reimbursement” in Item 4.B above, “Information on the Company – B. Business overview” as well as in Item 3.D, “Key information — Risk factors” for further information regarding the suspension of sequestration.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in Medicare or commercial reimbursement rates, including under Medicare Advantage plans, or patient access to commercial insurance plans, including Medicare Advantage, could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. In addition, the United States Supreme Court’s recent ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. No. 20-1641 will make it easier for health plans to design plan benefits for Medicare eligible ESKD patients in a way that makes private health insurance relatively less attractive to ESKD patients and Medicare relatively more attractive. While we do not expect this to significantly impact plans for 2023, Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers and a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations in 2024 and beyond. For additional information regarding these regulatory matters, See Item 3.D, “Key information – Risk factors,” and Item 4.B, “Information on the Company – B. Business Overview – Regulatory and Legal Matters – Health care Reform” and “— Reimbursement — Potential changes impacting our private payors in the U.S.,” above.

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

We have seen unprecedented challenges in the labor market, in particular in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs, including higher costs due to an increased reliance on contracted labor. These challenges continue to impact our growth, specifically in U.S. health care services where labor constraints have affected our ability to increase treatment volumes. These impacts, combined with the current uncertainty in the macroeconomic environment, driving inflationary cost increases and supply chain constraints, have had a materially adverse effect on our results of operations during 2022. The accumulation of excess mortality due to COVID-19, macroeconomic inflationary pressure and labor stabilization issues are expected to continue into 2023 and their negative effects will be exacerbated by the cessation of government funding related to the COVID-19 pandemic. The labor market, in particular in the U.S., continues to present a challenge to our operations, both in relation to the availability and costs of personnel. We expect our products business to continue to be impacted by the aforementioned supply chain and increased material cost challenges in 2023. Opportunities to include cost inflation in our pricing are currently limited in the short-term due to a large share of our contracts containing fixed prices. Additionally, we intend to accelerate and extend our FME25 Program to further optimize processes along our new operating segments, in place as of January 1, 2023. We have increased the savings target for the FME25 Program from €500 M to €650 M by 2025 and we now expect to invest up to €650 M in the same period.

For a discussion of our 2021 results as compared to our 2020 results and our financial position during and as of the end of 2021, see Item 5. “Operating and financial review and prospects — III. Results of operations, financial position and net assets — Results of operations and — IV. Financial position,” within our 2021 Annual report on Form 20-F, which is incorporated herein by reference.

Results of operations

Segment data (including Corporate)
in € M
	2022	2021
Total revenue
North America Segment	13,550	12,088
EMEA Segment	2,851	2,765
Asia-Pacific Segment	2,152	2,010
Latin America Segment	797	703
Corporate	48	53
Total	19,398	17,619

Operating income
North America Segment	1,476	1,644
EMEA Segment	256	309
Asia-Pacific Segment	340	350
Latin America Segment	24	12
Corporate	(584)	(463)
Total	1,512	1,852

Interest income	68	73
Interest expense	(360)	(353)
Income tax expense	(325)	(353)
Net income	895	1,219

Net income attributable to noncontrolling interests	(222)	(250)
Net income attributable to shareholders of FMC AG & Co. KGaA	673	969

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The table below summarizes the development of the euro against the U.S. dollar, as well as the revenue and the operating income generated in U.S. dollars, as a percentage of the consolidated results, for the years ended December 31, 2022 and 2021:

Currency development and portion of total revenue and operating income
	2022	2021
Currency development of euro against the U.S. dollar	positive impact	negative impact
Percentage of revenue generated in U.S. dollars	70	69
Percentage of operating income generated in U.S. dollars	98	89

Year ended December 31, 2022 compared to year ended December 31, 2021

Consolidated financials

Performance indicators for the consolidated financial statements
			Change in %
				Currency
				translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	19,398	17,619	10	8	2
Health care services	15,418	13,876	11	9	2
Health care products	3,980	3,743	6	4	2
Number of dialysis treatments	52,310,131	52,871,887	(1)
Same Market Treatment Growth (2)	(1.4)	(1.9)
Gross profit in € M	5,310	5,077	5	8	(3)
Gross profit as a % of revenue	27.4	28.8
Selling, general and administrative costs in € M	3,784	3,096	22	8	14
Selling, general and administrative costs as a % of revenue	19.5	17.6
Operating income in € M	1,512	1,852	(18)	7	(25)
Operating income margin	7.8	10.5
Net income attributable to shareholders of FMC AG & Co. KGaA in € M	673	969	(31)	6	(37)
Basic earnings per share in €	2.30	3.31	(31)	6	(37)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.
(2)

Same market treatment growth represents growth, in percent, in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

Health care services revenue increased by 11% as compared to the year ended December 31, 2021 (+2% at Constant Exchange Rates), driven by a positive impact from foreign currency translation (+9%), an increase in organic growth (+1%), despite impacts from excess mortality rates among patients due to COVID-19 in certain of our operating segments which are further described in the discussions of our segments below, and contributions from acquisitions (+1%). For additional information regarding COVID-19 Related Impacts, see Item 3.D. “Key Information — Risk factors.”

Dialysis treatments decreased by 1% as a result of negative Same Market Treatment Growth (-1%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%). Excess mortality rates among our patients due to COVID-19 contributed significantly to the decreases in treatments and Same Market Treatment Growth.

At December 31, 2022, we owned or operated 4,116 dialysis clinics compared to 4,171 dialysis clinics at December 31, 2021. During the year ended December 31, 2022, we acquired 11 dialysis clinics, opened 41 dialysis clinics and combined or closed 107 clinics. The number of patients treated in dialysis clinics that we own or operate decreased slightly to 344,687 as of December 31, 2022 (December 31, 2021: 345,425). Excess mortality rates among patients due to COVID-19 also significantly impacted the number of patients we treated.

Health care product revenue increased by 6% (+2% at Constant Exchange Rates), driven by a positive impact from foreign currency translation as well as higher sales of in-center disposables and renal pharmaceuticals, partially offset by lower sales of machines for chronic treatment (including the effect of a temporary pause in shipping of new dialysis machines in the U.S.) and acute cardiopulmonary products.

Gross profit increased by 5% (-3% at Constant Exchange Rates), primarily driven by a positive impact from foreign currency translation effects (North America Segment, Latin America Segment and Asia-Pacific Segment), government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, (North America Segment), higher average reimbursement rates (North America Segment, EMEA Segment and Latin America Segment), increased treatment volumes (including growth from acquisitions) as normalized for COVID-19 (mainly in the North America Segment and the Asia-Pacific Segment), a favorable impact from foreign currency transaction effects (mainly in the Asia-Pacific Segment and the EMEA Segment), net savings related to the FME25 Program (North America Segment, Corporate and Asia-Pacific Segment) and a positive impact from a partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (North America Segment), partially offset by higher personnel expense and inflationary and supply chain cost increases across all regions as well as an unfavorable impact from excess mortality rates among our patients due to COVID-19 (mainly in the North America Segment) and higher implicit price concessions (North America Segment).

Selling, general and administrative (SG&A) expense increased by 22% (+14% at Constant Exchange Rates), primarily driven by a negative impact from foreign currency translation (North America Segment, Corporate and the Asia-Pacific Segment), costs related to the InterWell Health business combination in the North America Segment (InterWell Health Costs) (see note 3 of the notes to the consolidated financial statements included in this report), costs associated with the FME25 Program, net of savings, (mainly in Corporate, the EMEA Segment and the North America Segment), an unfavorable impact from the remeasurement of investments (primarily driven by the Humacyte Investment Remeasurement in the North America Segment), higher expense related to legal provisions (mainly in the North America Segment and Corporate), and inflationary and supply chain cost increases as well as higher personnel expense across all regions, partially offset by increased income attributable to a consent agreement on certain pharmaceuticals in the North America Segment.

Research and development expenses increased by 4% to €229 M from €221 M. The increase was largely driven by higher amortization of capitalized development costs, research and development activities at NxStage and a negative impact from foreign currency translation, partially offset by lower costs for in-center and critical care program development.

Income from equity method investees decreased by 28% to €67 M from €92 M. The decrease was primarily driven by lower earnings from Vifor Fresenius Medical Care Renal Pharma Ltd. (VFMCRP).

We recorded a remeasurement gain of our prior at-equity investment in InterWell Health LLC in the amount of €148 M (December 31, 2021: €0). For further information regarding the InterWell Health business combination, see Item 4.A “Information on the Company — A. History and development of the Company”, “I. Performance management system — Net leverage ratio (Non-IFRS Measure)” above, as well as note 3 of the notes to the consolidated financial statements included in this report.

Operating income decreased by 18% (-25% at Constant Exchange Rates), largely driven by the combined effects of the items discussed within gross profit, SG&A expense and the InterWell Health remeasurement gain as well as a positive impact from foreign currency translation. As noted above, we have seen unprecedented challenges in the labor market, in particular in the U.S., which continue to impact growth and, when combined with the current uncertainty in the macroeconomic environment, have had a materially adverse effect on our results of operations in 2022.

Net interest expense increased by 4% to €292 M from €280 M, primarily due to a negative impact from foreign currency translation and unfavorable effects from foreign currency swaps, partially offset by refinancing activities (including the issuance of bonds in prior periods at lower interest rates and the repayment of term loans).

Income tax expense decreased by 8% to €325 M from €353 M. The effective tax rate increased to 26.7% from 22.4% for the same period of 2021 largely driven by an increase in the proportionate share of non-deductible expenses as compared to taxable income and higher tax provisions related to tax law changes. Non-tax deductible expenses also increased due to impairment loss (including Impacts Related to the War in Ukraine) and the InterWell Health business combination.

Net income attributable to noncontrolling interests decreased by 12% to €222 M from €250 M due to lower earnings in entities in which we have less than 100% ownership, a favorable prior year effect from amounts received in 2021 under the U.S. HHS Provider Relief Fund Phase 4 relief funding and a negative impact from foreign currency translation.

Net income attributable to shareholders of FMC AG & Co. KGaA decreased by 31% (-37% at Constant Exchange Rates) as a result of the combined effects of the items discussed above, partially offset by a positive impact from foreign currency translation.

Basic earnings per share decreased by 31% (-37% at Constant Exchange Rates), primarily due to the decrease in net income attributable to shareholders of FMC AG & Co. KGaA described above. The average weighted number of shares outstanding for the period increased to 293.2 M in 2022 (2021: 292.9 M) due to the exercise of stock options.

We employed 128,044 people (total headcount) as of December 31, 2022 (December 31, 2021: 130,251). This 2% decrease was largely due to a prior year increase in production staff due to COVID-19, challenges faced in certain regional labor markets and a reduction in clinical staff as a result of a decrease in patients in certain regions.

The following discussions pertain to our operating and reportable segments and the measures we use to manage these segments.

North America Segment

Performance indicators for the North America Segment
			Change in %
				Currency
				translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	13,550	12,088	12	12	0
Health care services	12,400	11,020	13	13	0
Health care products	1,150	1,068	8	12	(4)
Number of dialysis treatments	31,788,799	32,334,280	(2)
Same Market Treatment Growth	(2.3)	(2.5)
Operating income in € M	1,476	1,644	(10)	10	(20)
Operating income margin	10.9	13.6
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Revenue

Health care services revenue increased by 13% (remained relatively stable at Constant Exchange Rates), driven by a positive impact from foreign currency translation (+13%) and contributions from acquisitions (+1%), partially offset by a decrease in organic growth (-1%) resulting from the effects of excess mortality rates among patients due to COVID-19.

Dialysis treatments decreased by 2% largely due to negative Same Market Treatment Growth (-2%). As of December 31, 2022, 208,310 patients, a slight decrease from the prior year (December 31, 2021: 209,291) were treated in the 2,683 dialysis clinics (December 31, 2021: 2,695) that we own or operate in the North America Segment. Excess mortality rates among patients due to COVID-19 contributed significantly to the decreases in treatments, Same Market Treatment Growth and patients we treated.

Health care product revenue increased by 8% (-4% at Constant Exchange Rates), driven by a positive impact from foreign currency translation, partially offset by lower sales of machines for chronic treatment (including the effect of a temporary pause in shipping of new dialysis machines in the U.S.), products for acute care treatments, in-center disposables and peritoneal dialysis products.

Operating income

Operating income decreased by 10% (-20% at Constant Exchange Rates), primarily related to higher personnel expense, inflationary and supply chain cost increases, and an unfavorable impact from excess mortality rates among our patients due to COVID-19, partially offset by government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, a positive impact from foreign currency translation and the Net Gain Related to InterWell Health. As noted above, we have seen unprecedented challenges in the labor market, in particular in the U.S., which continue to impact growth and, when combined with the current uncertainty in the macroeconomic environment, have had a materially adverse effect on our results of operations in 2022.

EMEA Segment

Performance indicators for the EMEA Segment
			Change in %
				Currency
				translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	2,851	2,765	3	(2)	5
Health care services	1,456	1,379	6	0	6
Health care products	1,395	1,386	1	(2)	3
Number of dialysis treatments	9,941,735	9,885,319	1
Same Market Treatment Growth	0.2	(3.2)
Operating income in € M	256	309	(17)	(1)	(16)
Operating income margin	9.0	11.2
(1)	For further information on Constant Exchange Rates, see “I. Performance management system”

Revenue

Health care services revenue increased by 6% (+6% at Constant Exchange Rates), driven by an increase in organic growth, including the effects of hyperinflation, (+6%) and contributions from acquisitions (+1%), partially offset by the effect of closed or sold clinics (-1%).

Dialysis treatments increased by 1% mainly due to contributions from acquisitions in the region (+1%). As of December 31, 2022, 66,063 patients, an increase of 1% (December 31, 2021: 65,599), were treated at the 795 dialysis clinics (December 31, 2021: 821) that we own or operate in the EMEA Segment.

Health care product revenue increased by 1% (+3% at Constant Exchange Rates), primarily due to higher sales of in-center disposables, renal pharmaceuticals and peritoneal dialysis products (each of which includes the effects of hyperinflation), partially offset by a negative impact from foreign currency translation as well as lower sales of acute cardiopulmonary products and machines for chronic treatment (including the effects of hyperinflation).

Operating income

Operating income decreased by 17% (-16% at Constant Exchange Rates), mainly due to inflationary cost increases (including the effects of hyperinflation) which were mitigated by reimbursement rate increases, and Impacts Related to the War in Ukraine, partially offset by favorable foreign currency transaction effects.

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment
			Change in %
				Currency
				translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	2,152	2,010	7	3	4
Health care services	981	942	4	0	4
Health care products	1,171	1,068	10	6	4
Number of dialysis treatments	4,844,563	4,766,472	2
Same Market Treatment Growth	2.3	4.8
Operating income in € M	340	350	(3)	0	(3)
Operating income margin	15.8	17.4
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Revenue

Health care services revenue increased by 4% (+4% at Constant Exchange Rates), driven by an increase in organic growth (+3%) and contributions from acquisitions (+1%).

Dialysis treatments increased by 2% mainly due to Same Market Treatment Growth (+2%) and contributions from acquisitions in the region (+1%), partially offset by the effect of closed or sold clinics (-1%). As of December 31, 2022, 34,001 patients, an increase of 1% (December 31, 2021: 33,760) were treated at the 395 dialysis clinics (December 31, 2021: 405) that we own or operate in the Asia-Pacific Segment.

Health care product revenue increased by 10% (+4% at Constant Exchange Rates), mainly due to a positive impact from foreign currency translation as well as higher sales of in-center disposables, products for acute care treatments and acute cardiopulmonary products.

Operating income

Operating income decreased by 3% (-3% at Constant Exchange Rates), primarily due to inflationary cost increases, costs related to a legal dispute and higher bad debt expense, partially offset by favorable foreign currency transaction effects and business growth in certain business lines.

Latin America Segment

Performance indicators for the Latin America Segment
			Change in %
				Currency
				translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	797	703	13	(13)	26
Health care services	553	499	11	(20)	31
Health care products	244	204	20	6	14
Number of dialysis treatments	5,735,034	5,885,816	(3)
Same Market Treatment Growth	(1.4)	(1.1)
Operating income in € M	24	12	99	48	51
Operating income margin	3.0	1.7
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Revenue

Health care services revenue increased by 11% (+31% at Constant Exchange Rates), driven by an increase in organic growth, including hyperinflationary effects, (+32%), partially offset by a negative impact from foreign currency translation (-20%) and the effect of closed or sold clinics (-1%).

Dialysis treatments decreased by 3% mainly due to the effect of closed or sold clinics (-2%) and negative Same Market Treatment Growth (-1%). As of December 31, 2022, 36,313 patients, a decrease of 1% (December 31, 2021: 36,775) were treated at the 243 dialysis clinics (December 31, 2021: 250) that we own or operate in the Latin America Segment.

Health care product revenue increased by 20% (+14% at Constant Exchange Rates), primarily due to higher sales of machines for chronic treatment (including the effects of hyperinflation), a positive impact from foreign currency translation and higher sales of in-center disposables (including the effects of hyperinflation).

Operating income

Operating income increased by 99% (+51% at Constant Exchange Rates), primarily due to a positive impact from foreign currency translation, lower bad debt expense and reimbursement rate increases, which mitigated inflationary cost increases in the region, partially offset by unfavorable foreign currency transaction effects.

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

Financing strategy

Our financing strategy aims at ensuring financial flexibility, managing financial risks and optimizing our financing cost. We ensure our financial flexibility through maintaining sufficient liquidity. Our refinancing risks are limited due to our balanced maturity profile, which is characterized by a wide range of maturities of up to 2031. Corporate bonds in euro and U.S. dollar form the basis of our mid- and long-term financing instruments. Corporate bonds in euro are issued under our €10 billion debt issuance program. For short-term financing we use our €1.5 billion commercial paper program, Accounts Receivable Facility in U.S. dollar and bilateral credit lines. The €2 billion Syndicated Credit Facility, signed in July 2021, serves as a backup facility and was undrawn at December 31, 2022.

The following chart summarizes our main financing debt mix as of December 31, 2022:

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “I. Performance management system – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is 3.0 - 3.5x, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of December 31, 2022 and 2021.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio
	December 31,	December 31,
	2022	2021

Debt and lease liabilities (1)	13,213	13,320
Minus: Cash and cash equivalents	(1,274)	(1,482)
Net debt	11,939	11,838

Net income	895	1,219
Income tax expense	325	353
Interest income	(68)	(73)
Interest expense	360	353
Depreciation and amortization	1,718	1,586
Adjustments (2)	320	125
Adjusted EBITDA	3,550	3,563

Net leverage ratio	3.4	3.3
(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.
(2)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: -€22 M; 2021: €13 M), non-cash charges, primarily related to pension expense (2022: €54 M; 2021: €49 M), impairment loss (2022: €120 M; 2021: €38 M) and special items, including costs related to the FME25 Program (2022: €155 M; 2021: €25 M), Net Gain Related to InterWell Health (2022: -€114 M), Humacyte Investment Remeasurement (2022: €103 M), Hyperinflation in Turkiye (2022: €5 M) and the Impacts Related to the War in Ukraine (2022: €19 M).

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

For information on our credit ratings, see note 18 of the notes to the consolidated financial statements included in this report. A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Effect of off-balance-sheet financing instruments on our financial position, assets and liabilities

We are not involved in off-balance-sheet transactions that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) and to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries.

As of December 31, 2022, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.1 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes. On June 8, 2022, we amended and extended the Syndicated Credit Facility to extend the term by one year and replace U.S. dollar-LIBOR as the reference rate with the Term Secured Overnight Financing Rate. Also in June 2022, we replaced our unsecured loan agreement with Fresenius SE with a new uncommitted revolving facility with Fresenius SE under which we may request and receive one or more short-term advances from Fresenius SE as lender, up to an aggregate amount of €600,000. The uncommitted revolving facility is unsecured, does not have a termination date and is effective beginning August 1, 2022.

At December 31, 2022, we had cash and cash equivalents of €1,274 M (December 31, 2021: €1,482 M).

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

The following table shows the cash flow performance indicators for the year ended December 31, 2022 and 2021 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified
	2022	2021
Revenue	19,398	17,619
Net cash provided by (used in) operating activities	2,167	2,489
Capital expenditures	(724)	(854)
Proceeds from sale of property, plant and equipment	37	25
Capital expenditures, net	(687)	(829)
Free cash flow	1,480	1,660
Net cash provided by (used in) operating activities in % of revenue	11.2	14.1
Free cash flow in % of revenue	7.6	9.4

Net cash provided by (used in) operating activities

During 2022 and 2021, net cash provided by operating activities was €2,167 M and €2,489 M, respectively. Net cash provided by operating activities accounted for 11% and 14% of revenue for 2022 and 2021, respectively. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities in 2022 was mainly driven by a decrease in net income and a reduction in cash flow due to an increase in certain working capital items, partially offset by impacts from COVID-19-related government relief funding in the United States.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. In 2022, approximately 26% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “II. Financial condition and results of operations – Overview” above. During 2022, our profitability has also been adversely affected by the global economic impact of the ongoing Ukraine War and increased headwinds from labor market, in particular in the U.S., and global inflation (see note 1 of the notes to the consolidated financial statements included in this report). We have seen unprecedented challenges in the labor market, in particular in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs, including higher costs due to an increased reliance on contracted labor. These challenges continue to impact our growth, specifically in U.S. health care services where labor constraints have affected our ability to increase treatment volumes. These impacts, combined with the current uncertainty in the macroeconomic environment, driving inflationary cost increases and supply chain constraints, have had a materially adverse effect on our results of operations during 2022.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 13 of the notes to the consolidated financial statements included in this report) as well as from the use of our accounts receivable securitization program, bilateral credit lines and our uncommitted revolving credit facility with Fresenius SE. The Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities,” below).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) of 68 days at December 31, 2022, an increase as compared to 62 days at December 31, 2021.

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
	December 31,
	2022	2021	Increase/decrease primarily driven by:

North America Segment	56	44	CMS’s recoupment of advanced payments received in 2020 under the Medicare Accelerated and Advance Payment Program

EMEA Segment	86	88	Impacts Related to the War in Ukraine as well as bad debt expense in certain other countries

Asia-Pacific Segment	102	103	Improvement of payment collections in the region

Latin America Segment	109	130	Improvement of payment collections in the region

FMC AG & Co. KGaA average days sales outstanding	68	62

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

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2022 and 2021 was €735 M and €1,196 M, respectively. The following table shows a breakdown of our investing activities for 2022 and 2021:

Cash flows relating to investing activities
in € M			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities(1)		securities
	2022	2021	2022	2021	2022	2021

North America Segment	345	399	72	476	76	197
EMEA Segment	97	106	15	28	1	—
Asia-Pacific Segment	36	46	22	7	29	—
Latin America Segment	27	34	15	17	2	—
Corporate	182	244	41	35	10	—
Total	687	829	165	563	118	197
(1)	Acquisitions in the North America Segment are net of cash acquired in the InterWell Health business combination. See note 3 of the notes to the consolidated financial statements included in this report.

The majority of our capital expenditures were used for maintaining existing clinics and centers, equipping new clinics and centers, capitalization of machines provided to our customers, capitalization of certain development costs and IT implementation costs. Capital expenditures accounted for approximately 4% of total revenue in 2022 and 5% of total revenue in 2021.

Investments in 2022 were primarily comprised of purchases of debt securities and equity investments. In 2022, we received €118 M from divestitures, mainly related to the divestment of equity investments and debt securities. Acquisitions in 2022 related primarily to the purchase of dialysis clinics and other health care facilities. Additionally, purchases of intangible assets in 2022 related primarily to emission rights certificates.

Investments in 2021 were primarily comprised of purchases of debt securities and equity investments. In 2021, we received €197 M from divestitures, mainly related to the divestment of debt securities. Acquisitions in 2021 related primarily to the purchase of dialysis clinics.

In 2023, we anticipate capital expenditures around €0.9 billion and expect to limit acquisition and investment spending, while focusing on the organic growth of our business.

Net cash provided by (used in) financing activities

In 2022 and 2021, net cash used in financing activities was €1,617 M and €1,024 M, respectively.

In 2022, cash was mainly used in the repayment of short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), the repayment of lease liabilities (including lease liabilities from related parties), the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $700 M (€533 M as of the date of issuance) on January 31, 2022), the payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of €750 M on September 20, 2022, and the issuance of Schuldschein loans of €225 M in February 2022) and proceeds from short-term debt (including borrowings under our commercial paper program and short-term debt from related parties). See note 14 of the notes to the consolidated financial statements included in this report.

In 2021, cash was mainly used in the repayment of short-term debt from unrelated parties, repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $650 M (€473 M as of the date of issuance) and €300 M, as well as the early repayment of the U.S. dollar term loan 2017 / 2022 in the amount of $1,050 M (€860 M as of the date of repayment) and the euro term loan 2017 / 2022 in the amount of €245 M, both under the Amended 2012 Credit Agreement), the repayment of lease liabilities (including lease liabilities from related parties), payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including borrowings under our commercial paper program) and proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of $1,500 M (€1,227 M)).

On May 17, 2022, we paid a dividend with respect to 2021 of €1.35 per (€1.34 per share for 2020 paid in 2021). The total dividend payments in 2022 and 2021 were €396 M and €392 M, respectively.

The following chart summarizes our significant long-term financing instruments as well as their maturity structure at December 31, 2022:

For a description of our short-term debt, long-term sources of liquidity and contractual cash flows (including interest) resulting from recognized financial liabilities and derivative financial instruments recorded in the consolidated balance sheets, see notes 13, 14 and 23 of the notes to the consolidated financial statements included in this report.

The following table summarizes our available sources of liquidity at December 31, 2022:

Available sources of liquidity
in € M
		Expiration per period of
		Less than 1
	Total	year	1-3 years	3-5 years	Over 5 years
Accounts Receivable Facility (1)	738	—	738	—	—
Syndicated Credit Facility	2,000	—	—	2,000	—
Other unused lines of credit	1,107	1,107	—	—	—
	3,845	1,107	738	2,000	—
(1)

Subject to availability of sufficient accounts receivable that meet funding criteria. At December 31, 2022, the Company had letters of credit outstanding in the amount of $13 M (€12 M), which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

An additional source of liquidity is our commercial paper program, under which up to €1,500 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2022, we utilized €497 M and as of December 31, 2021, we utilized €715 M of the commercial paper program.

At December 31, 2022, we had short-term debt from unrelated parties (excluding the current portion of long-term debt) and short-term debt from related parties in the total amount of €669 M.

For information regarding our Syndicated Credit Facility, bonds and the Accounts Receivable Facility, see note 14 of the notes to the consolidated financial statements included in this report. For information regarding other contractual commitments, see note 21 of the notes to the consolidated financial statements included in this report.

Although current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to operate our business while meeting our financial obligations as they come due, and to resume growing our business as macroeconomic conditions improve and headwinds subside. Because of to the non-discretionary nature of the health care services we provide, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of our health care services, our business is generally not cyclical. A substantial portion of our accounts receivable is generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate credit risk. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our health care products (see “III. Results of operations, financial position and net assets” and Item 3.D, “Key Information – Risk factors,” above). If the conditions in the capital markets worsen, this could increase our financing costs and limit our financial flexibility.

At our AGM scheduled to be held on May 16, 2023, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.12 per share for 2022, payable in 2023 (for 2021 paid in 2022: €1.35). The total expected dividend payment is approximately €329 M compared to dividends of €396 M for 2021 paid in 2022.

Our principal financing needs in 2023 relate to the repayment of bonds at maturity in November 2023. The dividend payment in May 2023, anticipated capital expenditures and, to a lesser extent, exercises of put options as well as further acquisition payments are expected to be covered by our cash flow, including the use of existing credit facilities and, if required, additional debt financing. We have sufficient flexibility to meet our financing needs in 2023.

V.	Balance sheet structure

Total assets as of December 31, 2022 increased by 4% to €35.8 billion from €34.4 billion as compared to 2021. In addition to a 4% positive impact resulting from foreign currency translation, total assets remained relatively stable at €34.4 billion (2021: €34.4 billion) as increases in goodwill, primarily from the InterWell Health business combination (see note 3 of the notes to the consolidated financial statements included in this report), and inventories, particulary due to higher stock levels of pharmaceuticals used in our health care services business, were mostly offset by decreases in right-of-use assets, cash and cash equivalents and property, plant and equipment as well as investments in non-consolidated affiliates mainly due to the Humacyte Investment Remeasurement.

Current assets as a percent of total assets remained consistent period over period at 23% for December 31, 2022 and December 31, 2021, as an increase in non-current assets mainly due to increased goodwill (including goodwill recognized as part of the InterWell Health business combination) and a decrease in cash and cash equivalents were offset by an increase in inventories and trade accounts receivable. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 43% at December 31, 2022 as compared to 41% at December 31, 2021, primarily driven by an increase in equity (including an actuarial gain recognized in other comprehensive income (loss), mainly attributable to adjustments to the discount rate for pension liabilities) as well as a decrease in short-term debt, partially offset by an increase in long term debt (including the current portion) and provisions and other liabilities, including an increase in put option liabilities due to the InterWell Health business combination. ROIC decreased to 3.3% at December 31, 2022 as compared to 4.9% at December 31, 2021. See “— I. Performance management system – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

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

Although we believe our FY 2023 outlook, which we issued in connection with the announcement of our results for the 2022 fiscal year, is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the FY 2023. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of the locations at which they are discussed in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3.D, “Key Information – Risk factors” and Item 11, “Quantitative and qualitative disclosures about market risk – Management of Foreign Exchange and Interest Rate Risks.” Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 22 of the notes to the consolidated financial statements included in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See “Forward-looking Statements” immediately following the Table of Contents to this report. Other risks discussed in Item 3.D, “Key Information – Risk factors,” that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

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

2

If certain of our investments or value and risk-based care programs with health care organizations and health care providers are found to have violated the law, our business could be adversely affected.

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
9

If we are unable to attract and retain skilled medical, technical, engineering or key strategic personnel, or if legislative, union, other labor-related activities or changes or employee absenteeism and turnover (including impacts from COVID-19 or other illnesses and factors) result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth, continue our technological development or execute our strategy.

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

14	Legal and regulatory matters (see note 22 of the notes to the consolidated financial statements included in this report).
15	Diverging views of fiscal authorities could require us to make additional tax payments.
16	We face specific risks from global operations.
17	Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.
18	Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition and results of operations.
19	We are subject to risks associated with public health crises and epidemics/pandemics, such as the global COVID-19 pandemic.

VII. Research and development

Developing innovative products and continuously improving our therapies are intrinsic elements of our strategy. Our worldwide research and development activities, which will be managed in the new Care Enablement Segment starting in 2023 (in 2022 by Global Research and Development division (GRD)), allow us to develop products and therapies efficiently and to systematically promote the exchange of knowledge and technology between regions.

Global research and development strategy

Health care systems face major financial challenges. We therefore aim to direct our research and development activities toward developing innovative products and therapies that not only meet high quality standards and improve clinical outcomes, but are also affordable. As an operator of proprietary dialysis clinics and a provider of products for treating patients at home, we believe that these aims are entirely compatible. In addition, we are in a strong position to provide life-saving therapies and treatments to patients suffering from acute kidney failure due to COVID-19.

Our research and development strategy contributes to our corporate strategy, which aims to provide health care for chronically and critically ill patients across the renal care continuum, in critical settings and by acquiring and developing complementary assets. Furthermore, our research and development strategy is globally orientated, enabling us to respond even better to the worldwide rise in demand for high-quality yet cost-efficient treatment and therapy methods. In doing so, we also take regional market conditions into account and offer a differentiated product range across all three key areas of our corporate strategy. See Item 4B “Business overview – Major markets and competitive position” and “– Our strategy and competitive strengths” above.

In the future, we intend to deliver innovative, competitive products even more efficiently. As part of our organizational realignment, we have therefore started to consolidate our previously decentralized health care products business, including research and development, in the Care Enablement segment beginning on January 1, 2023. The products business will be organized along the three treatment modalities that we serve: In-center, Home and Critical Care.

Alongside our research and development activities, we collaborate with external partners with the aim of expanding our comprehensive innovation and technology network. These partners include numerous academic institutions, such as research institutes at prestigious universities in the U.S. Another partner is the Renal Research Institute in New York. This subsidiary of FMCNA is a renowned institution in the field of clinical research into all aspects of chronic kidney failure. Together, we are working on fundamental issues relating to renal therapies. In addition, Fresenius Medical Care Ventures collaborates with start-ups and early-stage companies with the objective of promoting an open culture of innovation and enabling access to the latest technologies.

Innovations in 2022

Our aim is to continuously improve our patients’ quality of life and the outcomes of their treatment as well as to ensure our growth in the medium to long term. To this end, we are working on new products that are close to market launch and have an extensive portfolio of innovation projects. These focus on technologies in our core business as well as related areas of strategic interest.

Home dialysis

For many people with chronic kidney failure, peritoneal dialysis is the preferred treatment modality and the gentlest option during the first years of renal replacement therapy. Our aim for this form of treatment is to make the therapy systems more accessible, more intelligent and more connected.

One example of this is the digital therapy platform Kinexus that will support every APD cycler in our portfolio in the future, which gives physicians and nursing staff constant online access to treatment data and enables them to program individual prescriptions remotely. This further improves treatment outcomes and boosts the productivity of on-duty nursing staff. The Kinexus platform is already available with the Liberty® Select cycler, a peritoneal dialysis machine already in use in the U.S. market, which received FDA clearance in November 2022 for remote therapy programming. This digital innovation is intended to reduce the number of hospitalizations, cases of technical failure and discontinuations of treatment. It also extends the average amount of time spent in peritoneal dialysis, which is generally beneficial for patients. Ultimately, Kinexus will serve as enabling technology for future innovations.

SILENCIA, a new APD cycler utilizing an extremely simple, ultra-quiet and highly reliable gravity-based mechanism for fluid control, allows high quality automated peritoneal dialysis to be carried out at very low costs. Positive results in terms of stability and functionality of the system have already been attained for treatments in South America. Roll-out in Asia, the Middle East and North Africa is already planned.

With the NxStage VersiHD touchscreen cycler and the NxStage System One, we continue to lead the global market in home hemodialysis products. We launched additional innovations for this application area with the latest release of the Nx2me Connected Health platform incorporating in-app videoconference with virtual sessions, and the NxSTEPS HHD digital training platform.

In fiscal year 2022, we launched the “China CAPD” app in the Chinese market. The app is designed to help peritoneal dialysis patients enter therapy data and vital signs, order consumables and track order progress and delivery themselves. The China CAPD app enables medical professionals to gain an improved overview of therapy outcomes, document home visits and provide targeted training content for their patients.

In-center dialysis

Our R&D activities within in-center dialysis reflect our corporate strategy. We are focused on developing products that are sustainable and meet the requirements of an increasingly digitalized world with a growing population of patients suffering from chronic kidney failure. To enable these patients to use the range of treatments they need, we rely on a differentiated product range.

As part of these strategic considerations, we are also investing in providing dialysis systems suitable for the Chinese market in order to meet the local requirements and benefit from increased growth potential. The 4008A hemodialysis system is a dialysis machine developed specifically for use in growth markets and is manufactured at our Chinese plant in Changshu. For these markets in particular, the digitization of data exchange is of great importance. For this reason, we continued to work intensively on developing digitally connected 4008A dialysis machines and making them available in 2022. This work was particularly focused on data exchange via quick response (QR) codes and tablet computers as well as connection to cloud-based applications.

The U.S. FDA has approved the 2008-series hemodialysis machines with silicon tubing which includes platinum catalysts. The platinum catalyst tubing eliminates detectable non-dioxin-like polychlorinated biphenyl acids in machines in this series and addresses the concerns raised by the U.S. FDA in May 2022.

Other focal points in the development of software for use within in-center dialysis were the connection of patients, physicians and nursing staff, the individualization of patient treatment and the automation of processes in clinics.

Along with digitalization of our range of services, another top priority of our work in 2022 was to make our products and the associated therapy processes more sustainable overall and gentler for patients. Our FX CorAL dialyzer, which has been used successfully in a growing number of markets worldwide since 2021, is aimed at achieving a further reduction in the side effects of dialysis treatment and thus improving therapy for our patients. In developing the FX CorAL, the focus was on enhancing performance while improving patient compatibility, both important factors in patient-centered dialysis. The FX CorAL dialyzer is based on the innovative Helixone® hydro membrane, which forms a hydrolayer on the inner membrane surface.

Critical care

Continuous kidney replacement therapy (CKRT), in which the blood is purified by means of special solutions and filters, is a proven and effective treatment option for patients with acute kidney damage. The natural functions of the kidney are imitated and continuous monitoring of body fluid balance is enabled.

Along with a wide range of therapies for effective treatment of acute kidney failure, multiFiltratePRO, a highly innovative platform for CKRT, provides the function of therapeutic plasma exchange, the combination with sorbents to combat specific pathogens and the use of blood-gas exchangers for extracorporeal carbon dioxide removal to prevent acute lung failure. The launch of multiFiltratePRO software version 6 in July 2022, enables CKRT in infants and babies. Consequently, top-quality critical-care therapy with multiFiltratePRO is available to a new target group with major treatment potential. The therapy system has become more widespread during 2022 and is now available for global use in 28 languages.

Another leading CKRT platform, the NxStage System One, is available in the U.S. Its “speed swap” function, launched in 2022, enables filter replacement during therapy without changing the treatment set. This new option makes the therapy system more attractive for day-to-day use by the clinic staff.

The icor technology has been enhanced for our ECMO systems, in particular for Xenios, and has been granted limited market approval. icor is a pulsatile ECMO therapy, in which blood flow is not constant, but triggered via electrocardiogram, based on the imitated heartbeat of the patient. This procedure is designed to ease the pressure on the left ventricle and enable treatment that is much gentler on the human body.

Digitalization in health care

Digitalization of processes in health care is mainly focused on connecting patients, physicians and nursing staff and improving nursing documentation at the point of care. The aim is to achieve better treatment results and significant reductions in treatment costs for our patients as well as an improvement in our own cost base.

Connected patient care will make it possible to coordinate treatments individually and detect warning signs as well as causes of kidney disease at an early stage. To this end, using the world’s largest database for clinical data in the field of advanced kidney disease, we are developing modules based on artificial intelligence and machine learning in order to assist physicians and nursing staff with their duties.

Additionally, Frenova Renal Research, our clinical research arm, has started signing up patients in the U.S. who are willing to provide their genetic data for scientific purposes so that researchers can better understand kidney disease and develop innovative therapies.

Since 2021, patients have been benefiting from a virtual reality (VR) tool, stay•safe MyTraining VR, to support their patient training in preparation for CAPD. With stay•safe MyTraining VR, patients can perform virtual dialysis treatment to learn about key aspects of the dialysis process. This innovative training approach earned stay•safe MyTraining VR a nomination for the final round of the 2022 VR Award in the “VR Healthcare of the Year” category. The virtual-reality training tool is already available in Germany, France and the Netherlands, with other countries around the world set to follow in 2023.

Research in the field of regenerative medicine

We have further expanded our collaboration with the U.S. pharmaceutical company Humacyte, Inc. (Humacyte), a developer and manufacturer of universally implantable biotechnologically produced human tissue. The Humacyte Human Acellular Vessel (HAV) is a regenerative vascular system used for various vascular applications, including vascular trauma repair, arteriovenous access for hemodialysis and peripheral arterial disease. Our investment in Humacyte is currently centered on the most advanced clinical program, with market launch having occurred in under two years.

Having received approval for “humanitarian purposes” from the Ukrainian authorities, Humacyte has successfully started to deliver its universally implantable HAVs for vascular repair and vascular grafts to a growing number of Ukrainian hospitals. Humacyte’s technology provides an urgently required process of treating traumatic blood vessel injuries in a war zone, thus saving lives.

R&D resources

R&D expenditure corresponded to around 6% (2021: 6% and 2020: 5%) of our health care product revenue. At the end of 2022, our patent portfolio comprised some 10,086 property rights in approximately 1,599 patent families, i.e. groups of patents linked to the same invention. Our R&D work in the financial year produced around 53 additional patent families. A broad portfolio of patents shall provide us with a wide range of treatment options in this competitive area in future.

At December 31, 2022, 1,235 employees (total headcount) worked for the Company in R&D worldwide (December 31, 2021: 1,236) and come from various backgrounds. Physicians work side by side with software specialists, business economists and engineers in interdisciplinary teams. More than 780 employees – the majority of our R&D staff – are based in Europe. Most R&D activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other R&D sites are in St. Wendel (Germany), Bucharest (Romania), Palazzo Pignano (Italy) and Krems (Austria). In the U.S., the Company maintains centers of excellence for the development of devices in Concord, California, and for dialyzers and other disposable products in Ogden, Utah. Development activities in Shanghai and Changshu (China) are focused on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The Global R&D organization coordinates collaboration and technology exchange among the various sites. Carrying out R&D responsibly is an intrinsic element of our innovative culture.

Research and development expenditures
in € M
	2022	2021	2020
Total	229	221	194

Employees
Total headcount, as of December 31, for the respective period presented
	2022	2021	2020
Total	1,235	1,236	1,262

Number of patents
As of December 31, for the respective period presented
	2022	2021	2020
Total	10,086	10,048	11,223

VIII.Trend information

For information regarding significant trends in our business see Item 5, “Operating financial review and prospects.”

IX.	Tabular disclosure of contractual obligations

The information required by this item may be found in Item 5B under the caption “– IV. Financial position – net cash provided by (used in) financing activities.”

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

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16G, “Corporate governance – The legal structure of FMC AG & Co. KGaA.”

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously serve as a member on both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

Supervisory Board of the General Partner

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

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the ordinary general meeting of shareholders held during the fourth fiscal year following the year in which the respective member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of a member of the General Partner’s supervisory board took place on September 26, 2022, by which Mr. Michael Sen became Chair and member of the General Partner’s supervisory board, effective October 1, 2022, until our General Partner’s general meeting in 2025. Members of the General Partner’s supervisory board may be removed only by a court decision or by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chair has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us. The General Partner’s supervisory board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Dr. Schenk, Mr. Classon, Mr. Sorensen and Ms. Witz are also members of the Supervisory Board of FMC AG & Co. KGaA.

Name	Current Age
Mr. Michael Sen, Chair(1) (2)	54
Dr. Dieter Schenk, Vice Chair(1) (2) (4)	70
Mr. Rolf A. Classon(1) (3) (4) (5)	77
Ms. Sara Hennicken	42
Mr. Gregory Sorensen, MD(5)	60
Ms. Pascale Witz(3)	56
(1)	Member of the Human Resources Committee of the supervisory board of Management AG.
(2)	Member of the Nomination Committee of the supervisory board of Management AG.
(3)	Member of the Audit and Corporate Governance Committee of FMC AG & Co. KGaA. See “Board Practices,” below.
(4)	Member of the Nomination Committee of FMC AG & Co KGaA. See “Board Practices,” below.
(5)	Independent director for purposes of our pooling agreement.

MR. MICHAEL SEN has been Chair of the supervisory board of Management AG since October 1, 2022. Mr. Sen is also the Chief Executive Officer of Fresenius SE and Chair of the Management Board of Fresenius Management SE since October 1, 2022. Mr. Sen joined the management board of Fresenius Management SE in April 2021 with responsibility for Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE specializing in lifesaving medicines and technologies for infusion, transfusion and clinical nutrition. Mr. Sen will continue to serve as CEO of Fresenius Kabi until a successor is decided for this position. Since April 2021, he is also the Chair of the management board for Fresenius Kabi AG. Before joining Fresenius Kabi AG, Mr. Sen was a member of the Management Board of Siemens AG, where he was responsible for the health care business Siemens Healthineers and for Siemens’ energy business. Prior to that, he was Chief Financial Officer of E.ON SE. At the start of his professional career, Mr. Sen completed an apprenticeship at Siemens in Berlin and then studied business administration at the Technical University of Berlin.

DR. DIETER SCHENK has been Vice Chair of the supervisory board of Management AG since 2005 and is Vice Chair of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chair of our Supervisory Board in 2018 as well as member and chair of the supervisory board of VAMED AG as of December 14, 2022; previously Dr. Schenk served as the Vice Chair of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm Noerr LLP from 1986 until December 31, 2017. Additionally, he also serves as the Chair of the supervisory board of Gabor Shoes AG and TOPTICA Photonics AG and served as the Chair of the supervisory board of HWT invest AG until September 30, 2022. Dr. Schenk is also Chair of the Foundation Board and of the Economic Council of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc. since August 2014, a member of the Board of Directors of Bico Group AB since May 16, 2022 and was a member of the Board of Directors of Perrigo Company plc until May 6, 2022. Mr. Classon was the Chair of the Board of Directors for Hill-Rom Holdings, Inc. until March 6, 2018 as well as the Chair of the Board of Directors for Tecan Group Ltd. until April 18, 2018.

MS. SARA HENNICKEN became the Chief Financial Officer of Fresenius SE and a member of the supervisory board of Management AG on September 1, 2022. She is also a member of the supervisory board of Fresenius Kabi AG since September 1, 2022 and became its Chair on October 5, 2022 as well as member of the supervisory board of VAMED AG as of December 14, 2022. Ms. Hennicken joined Fresenius SE in 2019 as Senior Vice President Global Treasury & Corporate Finance for Fresenius and Fresenius Medical Care. Previously, she spent 14 years in investment banking, including nine years at Deutsche Bank, lastly as Managing Director and Senior Client Executive in Corporate Finance Coverage before moving to Fresenius. Between 2005 and 2010 she worked for Citigroup in Frankfurt and London. Ms. Hennicken studied economics in Germany and in the United States.

MR. GREGORY SORENSEN, MD, became a member of the supervisory board of the General Partner on May 20, 2021 and a member of the Supervisory Board on May 20, 2021. Mr. Sorensen holds an MD degree from Harvard Medical School, an MS in Computer Science from Brigham Young University and a BS in Biology from the California Institute of Technology. Mr. Sorensen has been Chief Executive Officer of DeepHealth, Inc. and Executive Chair of the Board of Directors of IMRIS (Deerfield Imaging, Inc.) since 2015. From 2011 until 2015, he was President and Chief Executive Officer of Siemens Medical Solutions USA, Inc. Mr. Sorensen has been a member of the supervisory board of Siemens Healthineers AG since April 2018.

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

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Our General Partner’s supervisory board has resolved a standard age limit for the Management Board members. Board members of the General Partner shall, as a rule, retire from the Management Board at the end of the calendar year in which they reach the age of 65 years. The Management Board member serving as the Global Chief Medical Officer, Mr. Franklin W. Maddux, MD, who was originally appointed for the period until the end of 2022, reached the aforementioned standard age limit. In view of Mr. Maddux’s extensive knowledge and the importance of the Global Medical Office in the Company’s operating model, the supervisory board of the General Partner resolved to appoint Mr. Maddux as a member of the Management Board for an additional five years, making an exception to the standard age limit. The exemption from the standard age limit is intended to ensure continuity of management in an area that is essential to the success of the Company during the current transformation phase.

The Management Board adopts resolutions at meetings by simple majority of votes cast, and outside the meetings by simple majority of its members. In case of a tie, the Chair of the Management Board has the casting vote.

As of January 1, 2023, we implemented our new global operating model as announced on November 2, 2021 and will begin reporting under the new model in the first quarter of 2023. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. For further information, see Item 4.A “Information on the Company — A. History and development of the Company” and note 27 of the notes to the consolidated financial statements included in this report. New reporting lines reflecting the transformation to the new operating model became effective January 1, 2022, and are reflected in the information provided below for the Management Board and the Executive Committee of the General Partner, though the steering and monitoring of the Company and our operating segments through December 31, 2022 remained on a regional operating segment basis.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

			Year term
Name	Current Age	Position	expires
Ms. Helen Giza	55	Chief Executive Officer and acting Chief Financial Officer	2027
Mr. William Valle	62	Management Board Member responsible for Care Delivery	2025
Dr. Katarzyna Mazur-Hofsäß	59	Management Board Member responsible for Care Enablement	2026
Mr. Franklin W. Maddux, MD	65	Global Chief Medical Officer	2027

MS. HELEN GIZA was appointed Chief Executive Officer of the Management Board effective December 6, 2022 and Chief Financial Officer of the Management Board effective November 1, 2019. Ms. Giza will continue to serve as acting Chief Financial Officer of the Management Board until a successor is decided for this position. Prior to joining Fresenius Medical Care, she was Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals. Before joining the Takeda Corporate Executive Team, she served as Chief Financial Officer of Takeda’s U.S. business unit from 2008 to 2018. Prior to that, she held a number of key international finance and controlling positions, amongst others, at TAP Pharmaceuticals and Abbott Laboratories. Ms. Helen Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the Kellogg School of Management at Northwestern University in Evanston, Illinois, U.S.

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

MR. FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board on January 1, 2020. He is an expert nephrologist, IT entrepreneur and health care executive with more than 30 years of experience in health care. He joined the Company in 2009 and was appointed Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America in 2011, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent. His expertise and research interests have focused on quality care for chronic kidney disease patients around the world. He also serves as the Company’s board observer at Humacyte, Inc.

The Supervisory Board of FMC AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The most recent regular elections took place on May 20, 2021. The Supervisory Board has further resolved a standard age limit for its members and shall, as a rule, only include persons who have not reached the age of 75 years at the time of their election or appointment. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, “Corporate governance – The legal structure of FMC AG & Co. KGaA.”

The current Supervisory Board consists of six persons, four of whom – Messrs. Schenk (Chair), Classon (Vice Chair), Sorensen and Ms. Witz – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above.

PROF. DR. GREGOR ZÜND, 63, was appointed as a member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education, he has been a member of the hospital’s executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is a professor at the University of Zurich.

DR. DOROTHEA WENZEL, 53, became a member of the Supervisory Board effective May 16, 2019 and was the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA until September 1, 2021. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt. Dr. Wenzel has been a member of the Board of Directors of H. Lundbeck A/S, Denmark, since March 23, 2021 and of DENTSPLY SIRONA Inc., USA, since February 24, 2022. Since May 2021, Dr. Wenzel has also served as the Lead Independent Director on our Supervisory Board, whose role is to ensure that the interests of all shareholders are given adequate consideration in the dealings, negotiations, discussions and decisions of the Supervisory Board. This role includes addressing matters relating to environmental, social and governance aspects of the Company as well as developing and proposing measures on such environmental, social and governance aspects.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16G, “Corporate governance – The legal structure of FMC AG & Co. KGaA.” Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee of the Supervisory Board also recommends to the Supervisory Board a candidate as the Company’s auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements included in the periodic reports that we file with the SEC.

The business address of all members of our Management Board and our Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

B.	Compensation

We are exempt from NYSE and SEC rules requiring listed companies to maintain compensation committees consisting of independent directors. We are also not subject to the compensation disclosure provisions of SEC Regulation S-K, which include a requirement to provide a “Compensation Discussion and Analysis” explaining the material elements of the compensation paid to a company’s CEO, CFO, and certain other highly compensated executive officers or employees. See Item 16G, “Corporate Governance.” Instead, as a German publicly-held company, we prepare a Compensation Report in accordance with the requirements of the German statutory provisions referred to below. Set forth below is a convenience translation of the Compensation Report of FMC-AG & Co. KGaA for the fiscal year 2022, substantially in its entirety. Definitions expressly set forth in this Compensation Report are applicable solely to the Compensation Report.

The Compensation Report of Fresenius Medical Care AG & Co. KGaA (the Company) for the fiscal year 2022 (the Fiscal Year) was prepared in accordance with the requirements of section 162 of the German Stock Corporation Act (Aktiengesetz – AktG) as amended by the German Act Implementing the Second Shareholder Rights Directive (Gesetz zur Umsetzung der zweiten Aktionärsrechterichtlinie – ARUG II). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of section 162 para. 1 AktG awarded and due to current and former members of the management board and of the supervisory board in the Fiscal Year and benefits within the meaning of section 162 para. 2 AktG awarded and promised to members of the management board.

The Company is a partnership limited by shares. Its general partner is Fresenius Medical Care Management AG (the General Partner). Information on the management board relates to the management board of the General Partner (the Management Board).

The 2022 Annual General Meeting of the Company approved the Compensation Report for 2021 with a majority of approximately 94.87% of the votes cast. The Management Board and the supervisory board of the Company (the Supervisory Board) see this as confirmation of the way in which the report is presented. The structure of the Compensation Report for the Fiscal Year and the level of detail of the information provided are essentially the same as in the previous year.

The Fiscal Year in retrospect

The compensation awarded and due in the Fiscal Year rewarded the performance of the members of the Management Board in achieving the strategic goals in the Fiscal Year and, at the same time, provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders. Therefore, the compensation of the members of the Management Board reported in this Compensation Report made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group.

Business performance and economic environment

As in previous years, Fresenius Medical Care’s growth in the Fiscal Year was impacted by the ongoing COVID-19-related excess mortality among dialysis patients.

The company also operated in a difficult and inflationary macroeconomic environment during the Fiscal Year, resulting in high logistics costs, rising raw material and energy prices, and supply chain disruptions. This was exacerbated by the ongoing war in Ukraine and the resulting economic impact, which significantly impacted earnings development – particularly in the health care products business.

In the important U.S. market, Fresenius Medical Care was confronted with an unprecedented labor market situation for the company in the Fiscal Year. Staff shortages and high employee turnover rates at dialysis centers resulted in a greater need for agency staff, significantly higher costs for surcharges and retention payments, and significant wage inflation. In addition, some dialysis centers in the U.S. were able to accept new patients only to a limited extent due to the tight staffing situation. This had an additional negative impact on growth in the health care services business and in complementary business areas, and thus also on operating leverage in the areas concerned. The impact on earnings was only partially offset by financial support from the U.S. government to offset costs related to the COVID-19-pandemic. At the same time, the effects of the initiated improvement measures in the North American health care services business have been delayed against the Company’s original assumptions.

Against the background of the developments described above, revenue in the Fiscal Year increased by 10% to €19,398 M (2% at constant currency) and net income declined by 31% to €673 M (-37% at constant currency).

Short-term incentive target achievement for the Fiscal Year

In the Fiscal Year, the business performance was reflected by an overall target achievement of 37.27% for the short-term incentive for the Fiscal Year. For further details see the section “Short-term incentive – MBBP 2020+.”

Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year

The performance period of the allocation made under the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) in the fiscal year 2020 also ended upon the end of the Fiscal Year. The annual target values and the target achievement for the 2020, 2021 and 2022 performance periods were each as shown in the following table:

Target values and target achievement for the allocation 2020 under the MB LTIP 2020
	Target values			Actual values			Target achievement
						According	Per
				As	Adjust-	to plan	performance
	0%	100%	200%	reported	ments (1)	terms	target	Annual
2020
Revenue growth	≤ 1%	= 6%	≥ 11%	2.2%	3.1%	5.3%	85%
Net income growth	≤ 0%	= 5%	≥ 10%	(2.9)%	17.8%	14.9%	200%	162%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	5.8%	0.8%	6.6%	200%

2021
Revenue growth	≤ 1%	= 6%	≥ 11%	(1.3)%	3.1%	1.8%	16%
Net income growth	≤ 0%	= 5%	≥ 10%	(16.8)%	2.4%	(14.4)%	0%	5%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	4.9%	—%	4.9%	0%

2022
Revenue growth	≤ 1%	= 6%	≥ 11%	10.1%	(8.0)%	2.1%	22%
Net income growth	≤ 0%	= 5%	≥ 10%	(30.5)%	(6.2)%	(36.7)%	0%	7%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	3.3%	—%	3.3%	0%

Overall Target Achievement								58%
(1)	Revenue growth and net income growth were determined at constant currency. Furthermore, as already reported for the first time in the 2020 Compensation Report, an impairment of goodwill and tradenames in the Latin America Segment has materialized with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board, the supervisory board of the General Partner in February 2021 decided in the Fiscal Year to exclude the Latin America Segment impairment in question, which solely relates to the carrying amounts, when determining the relevant target achievement for the short-term incentive for the year 2020.

Payments under the MB LTIP 2020 will be possible for the first time in 2023. The amounts received are to be invested in shares of the Company which are to be held for at least one year. The members of the Management board will therefore not be able to dispose of the corresponding amounts before 2024.

Compensation-relevant changes in the Management Board

The company has completed the realignment of its operating model under the “FME25” program and, since the beginning of 2023, has been operating under a significantly simplified structure with only two global segments: Care Enablement and Care Delivery. The realignment of the operating model has led to changes in the allocation of responsibilities among the members of the Management Board. According to the allocation of responsibilities, Dr. Katarzyna Mazur-Hofsäß (previously member of the Management Board for the Europe, Middle East and Africa region) is responsible for the new Care Enablement business segment and Mr. William Valle (previously member of the Management Board for the North America region) for the new Care Delivery business segment, under which to report as of 2023. Overall, the number of Management Board departments was reduced from eight to five in the course of this.

In view of the age limit set by the supervisory board of the General Partner, Mr. Rice Powell retired from the Management Board upon termination of his appointment at the end of the Fiscal Year. He had previously resigned as Chair of the Management Board with effect from the end of September 30, 2022. Dr. Carla Kriwet had been appointed member and Chair of the Management Board with effect from October 1, 2022, and at her own request and by mutual agreement retired from these positions effective at the end of December 5, 2022. More detailed information on the agreements concluded with Mr. Powell and Dr. Kriwet with a view to their departure from the Management Board can be found in the section “Agreements with members of the Management Board who resigned from office during or at the end of the Fiscal Year.”

Ms. Helen Giza has been Chair of the Management Board since December 6, 2022, and will be acting Chief Financial Officer until a successor is appointed to this position. She had previously been appointed Deputy Chair of the Management Board with effect from May 16, 2022, and served as Chief Transformation Officer during the Fiscal Year, responsible for the implementation of the FME25 program.

The new and, also with a view to the reduction of the number of departments of the Management Board, in some cases significantly expanded responsibilities of the Management Board members Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß and Mr. William Valle have been taken into account in the compensation through corresponding, appropriate increases in the respective base salary. For those members of the Management Board with whom the compensation benefits are contractually agreed in U.S. dollar, the strong deterioration of the euro against the U.S. dollar in the Fiscal Year generally led to a corresponding increase of the euro amounts presented in this Compensation Report, which is not accompanied by a corresponding increase of the contractually agreed U.S. dollar amounts. This currency effect also affects Ms. Helen Giza, who has been compensated in U.S. dollars since May 16, 2022. The amounts for the Fiscal Year and the previous year (in each case in the reporting currency euro) can be found in the section “Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year.”

As already announced in the Compensation Report for the fiscal year 2021, the short-term variable compensation for the Fiscal Year for all members of the Management Board, in accordance with the applicable “Compensation System 2020+,” was subject exclusively to performance targets measured at group level and no longer also partially at regional level.

The Company’s structure and corporate bodies’ compensation

The Company is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), which does not have any management board itself but has a general partner, Fresenius Medical Care Management AG, which manages the Company’s affairs according to the Articles of Association. Each of the Company and the General Partner has its own supervisory board, the activities of which are remunerated in accordance with the Articles of Association of the Company and the General Partner, respectively. For further information on the Company’s corporate governance, please see the Company’s Declaration on Corporate Governance (Erklärung zur Unternehmensführung), which is publicly available on the Company’s website. See Item 16G. “Corporate governance” for further information. Hence, the Company’s Compensation Report includes not only information on the compensation of the General Partner and the Supervisory Board, but also on the compensation of the General Partner’s Management Board and the General Partner’s supervisory board.

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

Management Board members’ compensation

The General Partner’s supervisory board is responsible for determining the compensation of the members of the Management Board. The General Partner’s supervisory board is supported in this task by a personnel committee established from among its members, the Human Resources Committee, which is also responsible for the tasks of a compensation committee. In the Fiscal Year, the Human Resources Committee consisted of Mr. Stephan Sturm (until September 30, 2022, until then also Chair), Mr. Michael Sen (since October 1, 2022, since then also Chair), Mr. Rolf A. Classon and Dr. Dieter Schenk (also Vice Chair).

Unless otherwise indicated, the following information relates to the compensation of the current members of the Management Board or members in office until the end of the Fiscal Year. For the amounts, please see the section “Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year.”

For information on compensation of former members of the Management Board in the Fiscal Year, including the amounts of such compensation, please see the section “Former Management Board members’ compensation.” Former members of the Management Board within the meaning of this Compensation Report are those who ceased to hold office before expiry of the Fiscal Year.

Compensation systems applying to compensation in the Fiscal Year

The compensation of the Management Board members for the Fiscal Year was determined in accordance with the “Compensation System 2020+” as approved by the Company’s Annual General Meeting on August 27, 2020 with a majority of more than 95% of the votes cast and as implemented with effect from January 1, 2020 in the service agreements of all members of the Management Board. The compensation components awarded and due in the Fiscal Year under the provisions of the Compensation System 2020+ are in accordance with the Compensation System 2020+.

The main elements of the Compensation System 2020+ are set out in this Compensation Report in the section “The Compensation System 2020+.”

The Compensation System 2020+ and the compensation awarded or due in the Fiscal Year are in each case in accordance with the relevant recommendations of the German Corporate Governance Code, both in its currently applicable version dated April 28, 2022, and in the version dated December 16, 2019, applicable in the Fiscal Year until then. Any deviations from the recommendations of the German Corporate Governance Code are disclosed in accordance with the legal requirements.

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

Please refer to the section “Variable compensation components from allocations made prior to the Compensation System 2020+” for details on each such amount of multi-year variable compensation and for details on stock options.

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

Payments under the multi-year variable compensation component provided for under the Compensation System 2020+, the MB LTIP 2020, will be possible for the first time only in 2023. The amounts received are to be transferred to a credit institution and invested for account of the Management Board members in shares of the Company, which are to be held for at least one year. The members of the Management Board will therefore be able to dispose of the corresponding amounts not before 2024. Details on the target values and target achievement to the allocation made in 2020 under the MB LTIP 2020 can be found in the section “Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year.”

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

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the General Partner’s supervisory board conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary and the target short-term incentive amount and the allocation amount under the long-term incentive) and the relevant underlying components contractually agreed with each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. In addition, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups (these include DAX companies as well as U.S. companies of comparable sector and size). For the Fiscal Year, the DAX companies in the composition of December 31, 2021 and – depending on the specific tasks of the relevant member of the Management Board – the following companies listed in the U.S. were used: Anthem Inc., Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc and UnitedHealth Group Incorporated.

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

The Compensation System 2020+ was developed based on the following guiding principles, whereby, for the reasons stated in the section “The Fiscal Year in retrospect,” only global performance targets were applied in the Fiscal Year and not also regional ones:

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

Owing to a 71% share of performance-based variable compensation components in target total direct compensation, the compensation of the Management Board is, as a whole, performance-based. Owing to a 40 % long-term incentive share (56 % of variable compensation components), the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

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

The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member’s service agreement. Under the Compensation System 2020+ and the allocation of responsibilities on which it is based, and in accordance with the respective service agreement, it amounts to €12,000 THOUS or $13,434 THOUS for the Chair of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America (now responsible for Care Delivery) and €7,000 THOUS or $7,836 THOUS for any other Management Board function. With a view to his resignation as Chair of the Management Board at the end of September 30, 2022, the maximum compensation of Mr. Rice Powell for the Fiscal Year was reduced my mutual agreement from $13,434 THOUS to approximately $12,034 THOUS.

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

Management Board members’ compensation in the Fiscal Year

The compensation in the Fiscal Year of the current Management Board members or members in office until the end of the Fiscal Year will be described in more detail below. Tables showing their respective total compensation are set out in the section “Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year.” Information on the compensation for Management Board members that ceased to hold office before expiry of the Fiscal Year are set out in the section “Former Management Board members’ compensation.”

Fixed compensation components

The Management Board members receive a base salary and fringe benefits as fixed compensation components.

In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their service agreements mainly consisted of the private use of company cars, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member may be personally taxable. Please see the section “Further information” for details of such tax equalization compensation.

In addition, individual contractual pension commitments have been made to individual Management Board members. Payments to the Management Board members under pension commitments will only become payable when the covered event occurs. The pension commitments are set out in the section “Pension commitments.”

Variable compensation components

The variable compensation components under the Compensation System 2020+ comprise a short-term and a long-term incentive component, the latter of which includes a mandatory share ownership element, as described in the section “Overview of the Management Board members’ compensation in the Fiscal Year.” Amounts from this long-term incentive component may be received for the first time in 2023 and are to be invested in shares of the Company which need to be held for at least one year. Details on the target values and target achievement to the allocation of the long-term incentive component made in 2020 can be found in the section “Multi-year variable compensation target achievement for the performance period ending at the end of the Fiscal Year.”

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

Functioning

The functioning of the MBBP 2020+ is shown in the following chart:

The short-term incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 20% to operating income, 40% to net income and 20% to the achievement of specific and measurable sustainability criteria. For the reasons stated in the section “The Fiscal Year in retrospect,” the performance targets are no longer measured in part also at regional level, but exclusively at group level.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 120% (cap).

The following applies to each of the performance targets: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 120% (cap). If the financial performance values achieved are between the relevant target values for a target achievement of 0% to 50%, 50% to 100% or 100% to 120%, the relevant target achievement is determined by linear interpolation. The same applies if the total score achieved for the sustainability target lies between the target values for target achievement of 0% to 100% or 100% to 120%.

The short-term incentive is paid out in the year following the year of target achievement.

Link to strategy

The financial performance targets (revenue, operating income, net income) reflect key performance indicators of the Company and support the Company’s strategy of achieving sustainable and profitable growth. The key success factors for continuous growth in revenue are to attract new customers for products as well as new patients to increase the number of treatments performed annually, and also to be successful in the other business areas in the health care sector. Operating income and net income reflect the company’s ability to operate profitably and thus create value for its shareholders.

The non-financial performance target underlines the Company’s commitment to implement its global sustainability program. The sustainability target, which relates to different sustainability areas, reflects the Company’s commitment and strategy with respect to environmental, social and governance aspects (ESG).

Financial performance targets

By measuring the performance targets at group (global) level and – in the past depending on the relevant Management Board member’s function – at regional level, both the financial performance of the individual regions and that of the group were reflected.

As already reported in the Compensation Report for the fiscal year 2021, the company is realigning its operating model under the FME25 program. Under the significantly simplified structure, the company will operate with only two global segments: Care Enablement and Care Delivery. As already announced in the Compensation Report for the fiscal year 2021, the elimination of Management Board functions with regional responsibility had the effect that the short-term variable compensation for the Fiscal Year for all members of the Management Board, in accordance with the Compensation System 2020+, was subject exclusively to performance targets measured at group level and no longer also partially at regional level.

The target values applied to the financial targets in the Fiscal Year and their achievement are set out in the tables below.

Short-Term Incentive – Target values and target achievement in the Fiscal Year
								Target
	Target values				Actual values			achievement
						Adjust-	According to
	0%	50%	100%	120%	As reported	ments (1)	plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %

Revenue	≤ 16,589	= 17,510	= 18,432	≥ 18,801	19,398	(1,586)	17,812	66.36
Operating income	≤ 1,525	= 1,715	= 1,906	≥ 1,982	1,512	(172)	1,340	0.00
Net income	< 868	= 868	= 965	≥ 984	673	(90)	583	0.00
(1)	According to the plan terms, the financial figures underlying the target achievement were translated at the exchange rates that were applied for the determination of the target values to ensure comparability. Furthermore, in accordance with the plan terms, the effects related to a merger (InterWell Health) were excluded when determining the target achievement.

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

The achievement of the sustainability target is measured at the group level to ensure close collaboration across the Company’s operating segments in the field of sustainability. For this purpose, eight material sustainability areas were defined: responsibility towards patients as well as employees, anti-bribery and anti-corruption, data protection and privacy, human and labor rights, sustainable supply, environment, and occupational health and safety. The progress in each sustainability area is measured by the degree of implementation of the following pre-defined management concepts: purpose, goals and objectives, responsibility and ownership, coverage, reporting and communication, results and progress as well as policy, guideline and training. The eight sustainability areas and seven management concepts result in 56 sustainability criteria.

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

To determine the total score for the sustainability target, the sum of the points achieved for the 56 sustainability criteria is calculated. The target values set by the General Partner’s supervisory board for the Fiscal Year and for the two preceding years as well as the target achievement are set out in the table below:

Short-Term Incentive – Sustainability target
	Target values			Target achievement
	0%	100%	120%	Absolute	Relative
Year	in points	in points	in points	in points	in %

2022	≤ 28.00	= 45.00	≥ 56.00	56.00	120.00
2021	≤ 18.00	= 28.00	≥ 34.00	40.25	120.00
2020	≤ 10.75	= 18.00	≥ 20.00	24.50	120.00

Details on the sustainability target for the short-term variable compensation for the fiscal year 2023 can be found in the section “Outlook for compensation-related changes.”

Overall target achievement

The degree of the overall target achievement for the short-term incentive is determined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the respective overall target achievement with the target short-term incentive amount results in the final short-term incentive amount. After the corresponding resolution of the General Partner’s supervisory board, the final short-term incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final short-term incentive amount is also capped at 120% of the respective target short-term incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement for the Fiscal Year:

Short-Term Incentive – Overall target achievement in the Fiscal Year in %
Target achievement (weighting)				Overall target achievement
Revenue	Operating income	Net income	Sustainability target
(20%)	(20%)	(40%)	(20%)
66.36	0.00	0.00	120.00	37.27

The overall target achievement for the short-term variable compensation for the Fiscal Year is identical for all Management Board members because the financial performance targets for the short-term variable compensation are no longer measured in part also at regional level but exclusively at group level for the reasons stated in the section “The Fiscal Year in retrospect.”

The amounts to be paid out to the individual Management Board members in 2023 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, can be found in the following table:

Short-Term Incentive – Amounts to be paid in the year 2023 for the performance in the Fiscal Year in € THOUS
					Overall
					target
			Target		achievement	Payout
	Base salary	Multiplier	amount	Cap (120%)	in %	amount

Helen Giza (1)	1,385	1.05	1,454	1,745	37.27	542
Franklin W. Maddux, MD (1)	921	1.05	967	1,160	37.27	360
Dr. Katarzyna Mazur-Hofsäß	1,064	1.05	1,117	1,340	37.27	416
Rice Powell (1)	2,013	1.05	2,114	2,537	37.27	788
William Valle (1)	1,567	1.05	1,645	1,974	37.27	613
(1)	Please note for the amounts as set out herein that the compensation components for Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD, Rice Powell and William Valle are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

The corresponding information on the short-term variable compensation paid out in the Fiscal Year for the performance in 2021 was previously disclosed in the Compensation Report for the fiscal year 2021.

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

Functioning

The functioning of the MB LTIP 2020 is shown in the following chart:

Revenue growth and net income growth are determined at constant currency. According to the plan terms, the underlying financial figures of the financial performance targets may be adjusted for effects from changes in IFRS accounting standards to ensure comparability of the financial figures to the operational performance.

The supervisory board of the General Partner defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap).

The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% (cap) applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpolation. At the end of the three-year performance period, the supervisory board of the General Partner determines the overall target achievement by taking the average of the target achievement levels for the three performance targets in the applicable three-year performance period. The three performance targets are equally weighted.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares are capped at 400% of the relevant allocation amount.

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

Measurement of target achievement for allocation in the Fiscal Year

For allocations in the Fiscal Year, the target achievement levels of the performance targets growth in revenue and net income growth are calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. The basis for the first annual growth rate is 2021. To ROIC, annual target values apply. The respective target values are disclosed after the end of the three-year performance period.

Allocation in the Fiscal Year

In the Fiscal Year, the Performance Shares shown in the following table were allocated; their number was determined taking into account the allocation amount (basic compensation multiplied by the multiplier) and the value per Performance Share on the allocation date.

Performance Shares allocated in the Fiscal Year under the MB LTIP 2020 (1)
				Value per
				Performance	Number of
				Share	Performance
	Base salary	Multiplier	Allocation amount	at allocation (2)	Shares	Cap (400%)
	in € THOUS		in € THOUS	in €		in € THOUS

Helen Giza (3)	1,385	1.35	1,870	55.09	32,279	7,480
Franklin W. Maddux, MD (3)	921	1.35	1,243	55.09	20,974	4,972
Dr. Katarzyna Mazur-Hofsäß	1,064	1.35	1,436	55.09	26,074	5,744
Rice Powell (3)	2,013	1.35	2,718	55.09	45,841	10,872
William Valle (3)	1,567	1.35	2,115	55.09	35,678	8,460
(1)	The former member of the Management Board Dr. Carla Kriwet received an allocation of 21,346 Performance Shares in the Fiscal Year, which were forfeited in accordance with the applicable plan terms upon her departure from the Management Board.
(2)	The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date, which is why it may deviate from the Fair Value according to IFRS 2.
(3)	Please note for the amounts as set out herein that the compensation components for Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD, Rice Powell and William Valle are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year.

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

Share Based Award

To the extent members of the Management Board holding office at that time were entitled to the so-called Share Based Award under one of the compensation systems applicable until December 31, 2019, they may in principle receive share-based compensation, at the earliest, after a period of three years following the relevant allocation date. Such compensation is paid in cash in an amount that depends on the stock exchange price of the Company’s shares on the exercise date. In special cases (e.g. disability to work, retirement, non-renewal of expired service agreements by the company) a shorter period may apply. The Share Based Award is to be classified as long-term compensation.

The Share Based Award is the amount of the one-year variable compensation component that under the compensation systems applicable until December 31, 2019 was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. In principle, 25% of the total amount of the one-year variable compensation was to be converted into such virtual shares; this amount was determined by multiplying the degree of the relevant overall target achievement by the relevant base salary and a further fixed multiplier. The amount to be paid out under Share Based Awards is calculated by multiplying the number of virtual shares by the stock exchange price of the Company’s shares on the relevant exercise date.

In the Fiscal Year, individual current or former members of the Management Board received payments resulting from Share Based Awards allocated to them in 2019 for the achievement of the performance targets in 2018 (Allocation 2018) that vested in the Fiscal Year.

Payout from the Share Based Awards allocated in the year 2019 for the year 2018 (1)
		Number of virtual	Share price at
	Allocation amount	shares	exercise	Payout amount
	in € THOUS		in €	in € THOUS

Current members of the Management Board or members in office until the end of the Fiscal Year
Dr. Katarzyna Mazur-Hofsäß	123	1,805	62.20	112
Rice Powell	977	15,003	60.34	905
William Valle	696	10,675	58.42	624

Former members of the Management Board
Dr. Olaf Schermeier	323	4,739	59.02	280
Kent Wanzek	377	5,786	60.70	351
Harry de Wit	317	4,642	59.02	274

(1)The plan terms applicable to the Share Based Award entitle to payments in euro.

An overview of the status in the Fiscal Year of the virtual shares allocated under the Share Based Award can be found in the section “Overview of outstanding share-based compensation components.”

Long-term incentive plans

To the extent Performance Shares were allocated in earlier fiscal years to then members of the Management Board under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (LTIP 2016) or the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019), they may under certain conditions – under the LTIP 2016 for the last time in the Fiscal Year, and, under the MB LTIP 2019, for the first time in 2023 – receive a share-based, cash-settled compensation from these Performance Shares. Furthermore, under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (LTIP 2011) individual members of the Management Board may under certain conditions – and for the last time in 2023 – exercise previously awarded stock options.

An overview of the development in the Fiscal Year of the Performance Shares allocated under the LTIP 2016 and the MB LTIP 2019 as well as of the stock options awarded under the LTIP 2011 can be found in the section “Overview of outstanding share-based compensation components.”

LTIP 2016

In the Fiscal Year, individual current or former members of the Management Board were awarded compensation from Performance Shares allocated to them in 2018 under the LTIP 2016. The Performance Shares allocated to the members of the Management Board under the LTIP 2016 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Performance Shares will generally vest, and will be paid out, at the end of a period of four years from each relevant allocation date.

In order to determine the number of Performance Shares to be allocated to the respective Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each member of the Management Board depended on the achievement of the performance targets. As regards the allocation in 2018, the performance targets relating to the 2018, 2019 and 2020 performance periods were decisive.

The degree of the overall target achievement during the three-year performance period was determined based on the three performance targets revenue growth, net income growth and return on invested capital (ROIC). The annual target values and target achievement for the 2018, 2019 and 2020 performance periods were each as follows, according to the following table:

Long-Term Incentive - Target values and target achievement for the Allocation 2018 under the LTIP 2016
	Target values			Actual values			Target achievement
						According	Per perfor-
					Adjust-	to plan	mance
	0%	100%	200%	As reported	ments (1)	terms	target	Annual

2018
Revenue growth	≤ 0%	= 7%	≥ 16%	(7.0)%	7.6%	0.6%	8%
Net income growth	≤ 0%	= 7%	≥ 14%	54.9%	4.8%	59.7%	200%	136%
Return on invested capital (ROIC)	≤ 7.5%	=7.7%	≥ 7.9%	12.4%	0.0%	12.4%	200%

2019
Revenue growth	≤ 0%	= 7%	≥ 16%	5.6%	(2.7)%	2.9%	41%
Net income growth	≤ 0%	= 7%	≥ 14%	(39.5)%	1.1%	(38.4)%	0%	14%
Return on invested capital (ROIC)	≤ 7.7%	= 7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%

2020
Revenue growth	≤ 0%	= 7%	≥ 16%	2.2%	3.1%	5.3%	75%
Net income growth	≤ 0%	= 7%	≥ 14%	(2.9)%	17.8%	14.9%	200%	92%
Return on invested capital (ROIC)	≤ 7.9%	= 8.1%	≥ 8.3%	5.8%	1.7%	7.5%	0%

Overall Target Achievement								81%
(1)	Revenue growth and net income growth were determined at constant currency. To ensure comparability, the figures underlying the achievement of the performance targets for the performance period 2019 and underlying the achievement of the ROIC performance target for the performance period 2020 were adjusted for effects resulting from the application of IFRS 16; the figures underlying the achievement of the revenue growth target and of the net income growth target were adjusted for effects resulting from the application of IFRS 15 for the performance period 2018.

If the actual financial figures were between the relevant target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement was determined by linear interpolation. The average of the annual target achievement levels over the three-year performance period was used to determine the overall target achievement.

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

The following table provides the amounts paid out in the Fiscal Year from the Allocation 2018 under the LTIP 2016:

Long-Term Incentive - Payout from the Allocation 2018 of the LTIP 2016
		Number of			Number of
		allocated	Overall		final
	Fair Value at	Performance	target		Performance	Share price		Payout
	allocation	Shares	achievement		Shares	at payout		amount in
	in € THOUS		in %			in €		in € THOUS

Current members of the Management Board or members in office until the end of the Fiscal Year
Franklin W. Maddux, MD (1), (2)	432	5,366	82	(2)	4,400	45.27		228
Dr. Katarzyna Mazur-Hofsäß	734	10,637	81		8,616	29.43	(3)	254
Rice Powell (1)	1,413	17,548	81		14,214	45.27		737
William Valle (1)	707	8,774	81		7,107	45.27		369

Former members of the Management Board
Michael Brosnan (1)	707	8,774	81		7,107	45.27		369
Dr. Olaf Schermeier	757	9,404	81		7,617	45.27		345
Kent Wanzek (1)	707	8,774	81		7,107	45.27		369
Harry de Wit	757	9,404	81		7,617	45.27		345
(1)	Please note for the amounts paid out that the compensation components for Messrs. Franklin W. Maddux, MD, Rice Powell, William Valle, Michael Brosnan and Kent Wanzek are denominated in U.S. dollar and that the amounts may be subject to currency fluctuations. The translation of U.S. dollar amounts for the awarded long-term incentive (payout amount) was done at the closing rates of the vesting date.
(2)	The payout shown for Mr. Franklin W. Maddux, MD, was made based on an allocation prior to his appointment as a member of the Management Board. For plan participants who were not a member of the Management Board at the date of the allocation, the figures for the performance period 2020 for the allocation 2018 were also adjusted for effects of excess mortality rates of patients due to the COVID-19 pandemic. This adjustment ultimately only affected the achievement of the revenue growth target and resulted in the slightly higher overall target achievement reported herein.
(3)	The Allocation 2018 for Dr. Katarzyna Mazur-Hofsäß, who was appointed as a member of the Management Board with effect from September 1, 2018, was made in December 2018 and vested in December 2022. The relevant share price at payout for Dr. Mazur-Hofsäß therefore differs from that for the other Management Board members, for whom the Allocation 2018 was made in July 2018 and vested in July 2022.

LTIP 2011

In the Fiscal Year, individual current or former members of the Management Board exercised stock options awarded to them in previous years under the LTIP 2011.

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

The performance target will be achieved in each case if, within the vesting period, either the adjusted earnings per ordinary share have increased by at least 8% per year compared to the respective previous year or, if this is not the case, the compound annual growth rate of the adjusted earnings per ordinary share has increased by at least 8% per year in the four-year vesting period. If, with respect to one or more of the four reference periods within the vesting period, neither the adjusted earnings per share have increased by at least 8% per year compared to the respective previous year nor the compound annual growth rate of the adjusted earnings per share has increased by at least 8% per year in the four-year vesting period, the relevant stock options issued will be forfeited to the extent that the performance target has not been achieved within the vesting period, i.e. by one quarter, by two quarters, by three quarters or in full.

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

The exercise price is the closing price of the Company’s shares in the electronic “Xetra” trading of Deutsche Börse AG in Frankfurt am Main or a comparable successor system on the 30 calendar days preceding the relevant award date in euro. The exercise price will be adjusted under certain circumstances (e.g. in the event of capital measures of the Company).

Proceeds from the exercise of stock options are, with a view to the new provisions of section 162 AktG, not regarded as compensation awarded or due and, hence, not included in this Compensation Report. An overview of the status of the stock options can be found in the following section “Overview of outstanding share-based compensation components.”

Overview of outstanding share-based compensation components

The status of the outstanding share-based components of the Management Board compensation of the current or former members of the Management Board in the Fiscal Year as well as further information are set out in the following tables.

Overview of outstanding Performance Shares
						Number of
				Number of		Performance
				allocated	Overall target	Shares as of
			Fair Value at	Performance	achievement	December 31,
	Allocation date	Vesting date	allocation	Shares	(if final)	2022
			in € THOUS		in %
Current members of the Management Board or members in office until the end of the Fiscal Year
Helen Giza
Allocation 2019 (MB LTIP 2019)	December 2, 2019	December 2, 2023	812	13,399	38	5,092
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,070	17,465	58	10,130
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,138	20,941		20,941
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,688	32,279		32,279
Total				84,084		68,442

Franklin W. Maddux, MD
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	988	15,954	58	9,253
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,016	18,625		18,625
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,110	20,974		20,974
Total				55,553		48,852

Dr. Katarzyna Mazur-Hofsäß
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,139	18,588	58	10,781
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,225	22,533		22,533
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,359	26,074		26,074
Total				80,122		64,300

Rice Powell
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	1,575	25,127	38	9,548
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	2,170	35,030	58	20,317
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	2,231	40,894		40,894
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	2,425	45,841		45,841
Total				146,892		116,600

William Valle
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	1,676	27,053	58	15,691
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,723	31,582		31,582
Allocation 2022 (MB LTIP 2020)	March 1, 2022	March 1, 2025	1,888	35,678		35,678
Total				106,877		87,725

Former members of the Management Board
Michael Brosnan
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38	4,774
Total				12,564		4,774

Dr. Olaf Schermeier
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	907	14,809	58	8,589
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,105	20,328		20,328
Total				48,064		33,829

Kent Wanzek
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	788	12,564	38	4,774
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	972	15,694	58	9,103
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,033	18,929		18,929
Total				47,187		32,806

Harry de Wit
Allocation 2019 (MB LTIP 2019)	July 29, 2019	July 29, 2023	803	12,927	38	4,912
Allocation 2020 (MB LTIP 2020)	November 2, 2020	November 2, 2023	920	15,014	58	8,708
Allocation 2021 (MB LTIP 2020)	March 1, 2021	March 1, 2024	1,012	18,614		18,614
Total				46,555		32,234

Overview of outstanding virtual shares allocated under the Share Based Award (1)
Number of virtual shares as of
December 31, 2022

Current members of the Management Board or members in office until the end of the Fiscal Year
Helen Giza	815
Dr. Katarzyna Mazur-Hofsäß	5,788
Rice Powell	9,913
William Valle	5,208
Former members of the Management Board
Dr. Olaf Schermeier	3,839
Kent Wanzek	4,356
Harry de Wit	4,305
(1)	All outstanding virtual shares under the Share Based Award were allocated as “allocation 2019” on March 10, 2022, and will in principle vest on March 10, 2023, according to the plan conditions.

Overview of the stock options outstanding in the Fiscal Year allocated under the LTIP 2011 (1)

				Development of the number in the Fiscal
				Year

	Allocation	End of		January 1,		December 31,
	date	term	Exercise price	2022	Reductions	2022
Current members of the Management Board or members in office until the end of the Fiscal Year

Franklin W. Maddux, MD
Allocation 2014 (2)	July 28, 2014	July 18, 2022	49.93	15,000	15,000	—
Allocation 2015 (2)	July 27, 2015	July 16, 2023	76.99	30,000	—	30,000

Rice Powell
Allocation 2014	July 28, 2014	July 18, 2022	49.93	74,700	74,700	—
Allocation 2015	July 27, 2015	July 16, 2023	76.99	149,400	—	149,400

William Valle
Allocation 2015 (2)	July 27, 2015	July 16, 2023	76.99	30,000	—	30,000

Former members of the Management Board
Michael Brosnan
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	37,350	—
Allocation 2015	July 27, 2015	July 16, 2023	76.99	74,700	—	74,700

Roberto Fusté
Allocation 2014	July 28, 2014	July 18, 2022	49.93	24,900	24,900	—
Allocation 2015	July 27, 2015	July 16, 2023	76.99	59,760	—	59,760

Dr. Olaf Schermeier
Allocation 2014	July 28, 2014	July 18, 2022	49.93	37,350	37,350	—
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	—	49,800

Kent Wanzek
Allocation 2015	July 27, 2015	July 16, 2023	76.99	69,720	—	69,720

Dominik Wehner
Allocation 2015	July 27, 2015	July 16, 2023	76.99	49,800	—	49,800
(1)	The number of stock options allocated at the time equals the number of stock options outstanding at January 1, 2022. The target achievement for the allocation 2014 and the allocation 2015 each was 100%.

(2)	These allocations for Messrs. Franklin W. Maddux, MD, and William Valle were made prior to their respective appointments as members of the Management Board.

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

Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year

The following tables show the individualized compensation awarded and due in the Fiscal Year to each current Management Board member or member in office until the end of the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017.

Under the regime of section 162 AktG, no uniform practice has yet emerged on the question of the conditions under which compensation is to be regarded as “awarded”. The reporting logic underlying the following tables is therefore explained below in the interests of clarity and comprehensibility of the Compensation Report.

For the purposes of the following tables, compensation is deemed to have been “awarded in the fiscal year” if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. In the case of long-term variable compensation, this generally corresponds to the year in which it is paid out.

Based on this understanding, the short-term incentive is considered to have vested in the fiscal year, and is shown in the following tables for the respective fiscal year, in which the underlying activity was performed. This facilitates comparison of the performance of the members of the Management Board in a fiscal year with the performance of the Company in the same fiscal year and to enable the short-term incentive to be allocated on an accrual basis to the year in which the performance was performed. The columns for the year 2022 therefore contain the short-term incentive for the Fiscal Year that will not be paid out until 2023, and the columns for the year 2021 contain the short-term incentive for 2021 that was paid out in the Fiscal Year.

Compensation of the current members of the Management Board or members in office until the end of the Fiscal Year in € THOUS
	Helen Giza
	Chair and Chief Executive Officer						Franklin W. Maddux, MD
	as well as acting Chief Financial Officer						Global Chief Medical Officer
	Member of the Management Board since November 1, 2019						Member of the Management Board since January 1, 2020
	2022			2021 (1)			2022			2021 (1)
	Absolute		Ratio in %	Absolute		Ratio in %	Absolute		Ratio in %	Absolute		Ratio in %

Base salary	1,385	(2)		855			921			778
Fringe benefits	42			214	(3)		174			162
Total non-performance-based compensation	1,427		72	1,069		60	1,095		65	940		47
Short-term incentive	542		28	712		40	360		21	648		33
Long-term incentive	—		—	—		—	228		14	398		20
Allocation 2017 (Share Based Award)				—						—
Allocation 2018 (Share Based Award)	—						—
Allocation 2017 (LTIP 2016)				—						398	(4)
Allocation 2018 (LTIP 2016)	—						228	(4)
Total variable compensation	542			712			588			1,046
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	1,969			1,781			1,683			1,986
Pension expense	1,245	(5)					961	(5)
Total compensation including pension expense	3,214			1,781			2,644			1,986

							Rice Powell
	Dr. Katarzyna Mazur-Hofsäß						Member of the Management Board
	Chief Executive Officer for Care Enablement						(until September 30, 2022 also Chair and Chief Executive Officer)
	Member of the Management Board since September 1, 2018						Member of the Management Board since December 21, 2005 (6)
	2022			2021 (1)			2022		2021 (1)
	Absolute		Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %

Base salary	1,064	(7)		920			2,013		1,708
Fringe benefits	57			60			215		315
Total non-performance-based compensation	1,121		59	980		52	2,228	48	2,023	37
Short-term incentive	416		22	892		48	788	17	1,422	26
Long-term incentive	366		19	—		—	1,642	35	1,979	36
Allocation 2017 (Share Based Award)				—					677
Allocation 2018 (Share Based Award)	112						905
Allocation 2017 (LTIP 2016)				—					1,302
Allocation 2018 (LTIP 2016)	254						737
Total variable compensation	782			892			2,430		3,401
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	1,903			1,872			4,658		5,424
Pension expense	808			2,498	(8)
Total compensation including pension expense	2,711			4,370			4,658		5,424

Compensation of the current members of the Management Board or members in office until the end of the Fiscal Year in € THOUS
	William Valle
	Chief Executive Officer for Care Delivery
	Member of the Management Board since February 17, 2017
	2022			2021 (1)
	Absolute		Ratio in %	Absolute	Ratio in %

Base salary	1,567	(9)		1,319
Fringe benefits	284			242
Total non-performance-based compensation	1,851		54	1,561	42
Short-term incentive	613		18	1,017	27
Long-term incentive	993		29	1,131	30
Allocation 2017 (Share Based Award)				480
Allocation 2018 (Share Based Award)	624
Allocation 2017 (LTIP 2016)				651
Allocation 2018 (LTIP 2016)	369
Total variable compensation	1,606			2,148
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	3,457			3,709
Pension expense	1,469			1,348
Total compensation including pension expense	4,926			5,057
(1)

Please note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza (until May 15, 2022) and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollar (Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD, Rice Powell and William Valle). The plan terms of the Share Based Award entitle to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rates of the vesting date. The value of the euro against the U.S. dollar was considerably lower in the Fiscal Year than in the year 2021.

(2)

The base salary of Ms. Helen Giza was increased in the Fiscal Year with a view to her additional responsibilities (Chair of the Management Board (since December 6, 2022), previously Deputy Chair (since May 16, 2022)) and tasks (Chief Transformation Officer).

(3)	The fringe benefits of Ms. Helen Giza include a payment of €200 THOUS for the year 2021, which Ms. Helen Giza received in connection with her appointment to the Management Board.
(4)

The award shown for Mr. Franklin W. Maddux, MD, was made based on an allocation prior to his appointment as a member of the Management Board. The LTIP 2016 applied equally to members of the Management Board and to plan participants who were not members of the Management Board.

(5)

The pension commitment was made in the year 2022. The pension expense set out herein includes the past service cost which refers to the service period rendered since the appointment as a member of the Management Board.

(6)	The indicated date refers to the appointment as a member of the Management Board of the General Partner. Mr. Rice Powell retired from the Management Board at the end of the Fiscal Year.
(7)

Dr. Katarzyna Mazur-Hofsäß was Chief Executive Officer for Europe, Middle East and Africa (EMEA) until December 31, 2021. The base salary was increased in the Fiscal Year with a view to her new responsibilities as Chief Executive Officer for Care Enablement.

(8)

The pension commitment was made in the year 2021. The pension expense set out herein includes the past service cost which refers to the service period rendered since the appointment as a member of the Management Board.

(9)

Mr. William Valle was Chief Executive Officer for North America (NA) until December 31, 2021. The base salary was increased in the Fiscal Year with a view to his new responsibilities as Chief Executive Officer for Care Delivery.

Personal investment from variable compensation

In order to have the Management Board members adequately participate in the sustainable corporate development, the General Partner’s supervisory board decided in 2021 that the Management Board members then in office – with their consent – would acquire shares in the Company on the stock exchange for a portion of the long-term incentive allocated to them as members of the Management Board in 2018 under the LTIP 2016 and in 2019 under the MB LTIP 2019. The shares so acquired may not be sold by the relevant Management Board member until the expiration of three years from the date of acquisition.

The portion of the long-term incentive for which a Management Board member acquired or has to acquire shares in the Company from the payout made in the Fiscal Year under the LTIP 2016 (Allocation 2018) depended on the overall target achievement for 2018, 2019 and 2020 as well as the stock market price of the Company’s shares to be determined in accordance with the LTIP 2016. Details on the target achievement can be found in the section “LTIP 2016.” The net amounts invested in the Fiscal Year or to be invested in 2023 by the current Management Board members or members in office until the end of the Fiscal Year are as follows:

Personal Investment from the Net Long-Term Incentive under the LTIP 2016 (Allocation 2018)
in THOUS	Amount	Currency
Dr. Katarzyna Mazur-Hofsäß (1)	36	€
Rice Powell	107	$
William Valle	54	$
(1)

Dr. Katarzyna Mazur-Hofsäß was appointed as a member of the Management Board on September 1, 2018. Therefore, the Allocation 2018 for her was made in December 2018 and a compensation from this allocation was awarded in December 2022. Her personal investment from the Allocation 2018 shall be made in a timely manner after the earnings release for the Fiscal Year.

The allocation in 2018 for Mr. Franklin W. Maddux, MD, was made prior to his appointment to the Management Board and is therefore not subject to the aforementioned personal investment. Information on the aforementioned personal investments made by the former members of the Management Board Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit can be found in the table at the end of this section.

The portion of the long-term incentive for which a member of the Management Board will acquire shares in the Company from the payout expected for 2023 under the MB LTIP 2019 (allocation in 2019) and the amounts to be awarded depend on the overall target achievement under the MB LTIP 2019 and the stock market price of the Company’s shares to be determined in accordance with the MB LTIP 2019. Accordingly, the specific amounts to be invested from the amounts received may only be determined in 2023. The members of the Management Board are intended to acquire the shares in the Company after the amounts to be invested have been determined. The investment of the amounts received under the MB LTIP 2020 in shares in the Company as provided for under the MB LTIP 2020 remains unaffected.

Already in 2019 and 2021, the supervisory board of the General Partner had further decided that the Management Board members then in office – with their consent – would acquire shares in the Company on the stock exchange for a portion of their short-term incentive for 2018 and 2020, respectively, in order to adequately reflect the business development in those years. The shares so acquired may not be sold by the relevant Management Board member until the expiration of three years from the date of acquisition.

The number of shares (including American Depositary Shares (ADSs)) acquired by the current or former members of the Management Board in the course of the aforementioned personal investments are shown in the following table, with two ADSs representing one share.

Information on the personal investment from the variable compensation

	Underlying	Date of the			Number of
	compensation	personal	End of the holding	Type of the equity	purchased equity
	component	investment	period	instruments	instruments

Current members of the Management Board or members in office until the end of the Fiscal Year
Helen Giza	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	ADSs	8,700
Franklin W. Maddux, MD	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADSs	8,000
Dr. Katarzyna Mazur-Hofsäß	Short-Term Incentive for the year 2018	March 8, 2018	March 8, 2022	Shares	1,205
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	Shares	3,295
Rice Powell	Short-Term Incentive for the year 2018	March 7, 2019	March 7, 2022	ADSs	6,000
		March 8, 2019	March 8, 2022	ADSs	6,000
		March 11, 2019	March 11, 2022	ADSs	4,560
	Short-Term Incentive for the year 2020	March 12, 2021	March 12, 2024	ADSs	16,415
	Allocation 2018 under the LTIP 2016	December 2, 2022	December 2, 2025	ADSs	6,569
William Valle	Short-Term Incentive for the year 2018	March 5, 2019	March 5, 2022	Shares	4,000
	Short-Term Incentive for the year 2020	March 22, 2021	March 22, 2024	ADSs	8,850
	Allocation 2018 under the LTIP 2016	December 14, 2022	December 14, 2025	ADSs	3,295

Former members of the Management Board
Michael Brosnan	Short-Term Incentive for the year 2018	March 4, 2019	March 4, 2022	ADSs	8,350
Dr. Olaf Schermeier	Short-Term Incentive for the year 2018	February 26, 2019	February 26, 2022	Shares	3,550
	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	Shares	3,730
	Allocation 2018 under the LTIP 2016	December 5, 2022	December 5, 2025	Shares	1,630
Kent Wanzek	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	3,855
		March 1, 2019	March 1, 2022	Shares	509
	Short-Term Incentive for the year 2020	February 25, 2021	February 25, 2024	ADSs	7,639
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	ADSs	3,397
Harry de Wit	Short-Term Incentive for the year 2018	February 27, 2019	February 27, 2022	Shares	2,425
	Short-Term Incentive for the year 2020	February 24, 2021	February 24, 2024	Shares	2,650
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	Shares	1,630

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

Pension commitments

The General Partner made the following pension commitments to the current Management Board members or members in office during the Fiscal Year.

Defined benefit pension commitments

The Management Board members Dr. Katarzyna Mazur-Hofsäß, Rice Powell and William Valle, each of whom were appointed to the Management Board before January 1, 2019, were each made an individual, performance-based (i.e., defined benefit) contractual pension commitment.

The defined benefit pension commitments each provide for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary. Management Board members who have been members of the Management Board for at least ten years at the time of conclusively ending active work have this entitlement after having reached the age of 63 (early retirement); in this case, the benefits are reduced by 0.5% for each calendar month that the Management Board member retires from active work before reaching the age of 65.

The retirement pension is based on 30% of the last base salary (for the Management Board members Dr. Katarzyna Mazur-Hofsäß and Rice Powell) or the 5-year average of the last base salaries (for the Management Board member William Valle) and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current retirement pensions increase according to statutory requirements (section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphan’s pensions and the surviving spouse’s pension, taken together, must not exceed 90% of the Management Board member’s pension claim. If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive, however the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

The development and status of the pension commitments pursuant to IAS 19 are shown in the following table:

Development and status of pension commitments
in € THOUS
	January 1, 2022	Change (1)	December 31, 2022 (2)

Dr. Katarzyna Mazur-Hofsäß	2,498	(510)	1,988
Rice Powell (3)	15,420	(1,849)	13,571
William Valle	5,964	(539)	5,425
Total:	23,882	(2,898)	20,984
(1)	The decrease in the Fiscal Year was mainly attributable to adjustments to the discount rate.
(2)	The pension commitment of Messrs. Rice Powell and William Valle is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0,95 /$1 was applied.
(3)	The amounts shown for Mr. Rice Powell include vested benefits from his participation in employee pension plans of Fresenius Medical Care North America, which provide for payment of a retirement pension after having reached the age of 65 and the payment of reduced benefits after having reached the age of 55. In March 2002, the claims under the pension plans were frozen at the level then applicable.

Defined contribution pension commitments

The Management Board members Helen Giza and Franklin W. Maddux, MD, each of whom were appointed to the Management Board after January 1, 2019, were each made a pension commitment within the framework of a defined contribution plan. The corresponding pension commitment that had been made to Dr. Carla Kriwet in the Fiscal Year forfeited as a result of her departure from the Management Board.

The pension commitments to Helen Giza and Franklin W. Maddux, MD, each were made upon the prolongation of their respective service agreement. During the first three years from the granting of the pension commitment, there is generally a waiting period for the granting of benefits. Under the defined contribution plan, an annual insurance contribution amounting to 40% of the base salary is paid for the respective Management Board member retrospectively for the period from the appointment as a member of the Management Board, which determines the future benefit amount. After reaching the relevant retirement age under the defined contribution plan, payments can be made either as a one-off payment or optionally in ten annual installments. An annuity payment is not provided. The defined contribution plan provides for survivors’ benefits (Hinterbliebenenversorgung) and benefits after the occurrence of a full or partial reduction in earning capacity (Erwerbsminderung). The implementation of the defined contribution plan is carried out in the form of external financing as a defined contribution plan with a reinsurance policy. The risks of death and occupational disability are covered already upon granting of the pension commitment.

The insurance contributions in the Fiscal Year and the present value as of December 31 of the Fiscal Year are as follows:

Defined contribution pension commitments
in € THOUS
	Insurance contribution 2022	Present value as of December 31, 2022
Helen Giza	1,245	1,180
Franklin W. Maddux, MD	961	932
Total:	2,206	2,112

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, the Management Board members Helen Giza, Franklin W. Maddux, MD, Rice Powell and William Valle additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year; in this context, an amount of $9,150 (€8,689) (2021: $8,700 (€7,356)) vested in the Fiscal Year in each case. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with benefits of up to 50% of the annual payments.

Post-employment non-competition covenant

A post-employment non-competition covenant was agreed with each member of the Management Board. If such covenant becomes applicable, the member of the Management Board will receive, for a period of up to two years, non-compete compensation in principle amounting to half of the respective annual base salary for each year the non-competition covenant is applied.

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

Agreements with members of the Management Board who resigned from office during or at the end of the Fiscal Year

Dr. Carla Kriwet was a member and Chair of the Management Board from October 1, 2022 to December 5, 2022. The supervisory board of the General Partner has agreed with Dr. Carla Kriwet with a view to her departure from the Management Board that her service agreement ended with the expiry of the Fiscal Year. Dr. Kriwet was entitled to payment of her base salary until this date. In addition, Dr. Kriwet is entitled to short-term variable compensation for the Fiscal Year in accordance with the relevant plan conditions and the targets agreed upon therein. The entitlement to payments of up to €1,300 THOUS for forfeited compensation benefits from a previous service relationship agreed with Dr. Kriwet on conclusion of her service agreement remains unaffected; corresponding payments can become due in March 2024 and in March 2025. Dr. Kriwet has no entitlement to the long-term variable compensation allocated to her in the Fiscal Year and no entitlement to pension payments. It was agreed with Dr. Carla Kriwet that she is entitled to a severance payment in the amount of an annual base salary of €1,800 THOUS. A post-contractual non-competition clause was agreed with Dr. Kriwet for the period from December 6, 2022 to December 5, 2024. The compensation that Dr. Kriwet receives for the two-year post-employment non-competition covenant amounts to €1,800 THOUS. Dr. Kriwet is entitled to use of her company car for the period until December 5, 2024. Furthermore, it was agreed with Dr. Kriwet that she will be reimbursed for the costs of legal advice she retained in connection with her departure from the Management Board.

Mr. Rice Powell was a member of the Management Board until the end of the Fiscal Year. The supervisory board of the General Partner has agreed with Mr. Rice Powell with a view to his retirement from the Management Board that the short-term and long-term variable compensation components allocated to him until the end of the Fiscal Year are exercisable and payable in accordance with the respective plan conditions and the targets and due dates agreed upon therein. Beginning January 1, 2023, Mr. Powell is entitled to a retirement pension in accordance with the pension commitment described above. A post-employment non-competition covenant was agreed with Mr. Rice Powell for the period from January 1, 2023 to December 31, 2023. The compensation that Mr. Powell receives for the one-year post-employment non-competition covenant amounts to $1,060 THOUS (€994 THOUS) and is to be offset against his retirement pension. The supervisory board of the General Partner has agreed with Mr. Powell that he will be available as a consultant to the Management Board for the period from January 1, 2023 to December 31, 2023 and will receive a consulting fee for this in the amount of up to $25 THOUS (€23 THOUS) per month and, if necessary, reimbursement of reasonable expenses.

Further information

Compensation of the U.S. members of the Management Board Helen Giza, Franklin W. Maddux, MD, Rice Powell and William Valle, was partly paid in the U.S. (in U.S. dollar) and partly in Germany (in euro). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the United States only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

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

Former Management Board members’ compensation

Dr. Carla Kriwet was a member of the Management Board until December 5, 2022. In the Fiscal Year, Dr. Kriwet was awarded payments on her base salary of €450 THOUS for the period from October 1, 2022 to December 31, 2022, as well as a severance payment amounting to an annual base salary of €1,800 THOUS. For her willingness to take up her post early on October 1, 2022 rather than on January 1, 2023, Dr. Kriwet received an inaugural bonus of €100 THOUS. In addition, Dr. Kriwet received a payment of €600 THOUS for forfeited compensation benefits from a previous service relationship. In accordance with the applicable plan conditions, Dr. Kriwet was awarded short-term variable compensation for the Fiscal Year in the amount of €176 THOUS. Dr. Kriwet also was awarded fringe benefits in the form of the use of a company car and the reimbursement of the costs for legal advice she retained in connection with her departure from the Management Board as well as contributions to accident, long-term care and health insurances in the amount of €47 THOUS in the Fiscal Year. The total compensation of €3,173 THOUS (2021: €0 THOUS) awarded to Dr. Kriwet in the Fiscal Year consists of 94% fixed compensation components and 6% short-term variable compensation components.

Dr. Olaf Schermeier was a member of the Management Board until December 31, 2021. In the Fiscal Year, Dr. Schermeier was awarded long-term variable compensation in the amount of €625 THOUS (2021: €969 THOUS). Dr. Schermeier also received fringe benefits in the form of the reimbursement of the costs for legal advice he retained in connection with his resignation from the Management Board in the amount of €19 THOUS in the Fiscal Year (2021: €88 THOUS in relation to the total fringe benefits received as a Management Board member in office at the time). The total compensation of €644 THOUS (2021: €2,860 THOUS) awarded to Dr. Schermeier in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Kent Wanzek was a member of the Management Board until December 31, 2021. In the Fiscal Year, Mr. Wanzek was awarded long-term variable compensation in the amount of €720 THOUS (2021: €947 THOUS). In the Fiscal Year, Mr. Wanzek also received fringe benefits in the form of equalization payments with regard to the tax burden resulting from different tax rates in Germany and the U.S. (net compensation) in the amount of €20 THOUS (2021: €68 THOUS, or respectively, in relation to the total fringe benefits received as a Management Board member in office at the time, €158 THOUS). The total compensation of €740 THOUS (2021: €3,024 THOUS) awarded to Mr. Wanzek in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Harry de Wit was a member of the Management Board until December 31, 2021. In the Fiscal Year, Mr. de Wit was awarded long-term variable compensation in the amount of €619 THOUS (2021: €944 THOUS). In the Fiscal Year, Mr. de Wit also received fringe benefits in the form of premiums for life insurance policies in the amount of €18 THOUS (2021: €18 THOUS, or respectively, in relation to the total fringe benefits received as a Management Board member in office at the time, €331 THOUS). The total compensation of €637 THOUS (2021: €3,362 THOUS) awarded to Mr. de Wit in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Michael Brosnan was a member of the Management Board until October 31, 2019. In the Fiscal Year, Mr. Brosnan was awarded long-term variable compensation in the amount of €369 THOUS (2021: €651 THOUS). In the Fiscal Year, Mr. Brosnan also received fringe benefits in the form of equalization payments with regard to the tax burden resulting from different tax rates in Germany and the U.S. (net compensation) in the amount of €13 THOUS (2021: €0 THOUS). The total compensation of €382 THOUS (2021: €651 THOUS) awarded to Mr. Brosnan in the Fiscal Year is composed of 3% fixed compensation components and 97% long-term variable compensation components.

Mr. Roberto Fusté was a member of the Management Board until March 31, 2016. In the Fiscal Year, Mr. Fusté received pension payments in the amount of €293 THOUS (2021: €274 THOUS). The total compensation of €293 THOUS (2021: €274 THOUS) granted to Mr. Fusté in the Fiscal Year is composed of 100% fixed compensation components.

Prof. Emanuele Gatti was a member of the Management Board until March 31, 2014. In the Fiscal Year, Prof. Gatti received pension payments in the amount of €378 THOUS (2021: €355 THOUS). The total compensation of €378 THOUS (2021: €355 THOUS) granted to Prof. Gatti in the Fiscal Year is composed of 100% fixed compensation components.

Dr. Rainer Runte was a member of the Management Board until March 31, 2014. In the Fiscal Year, Dr. Runte received pension payments in the amount of €12 THOUS (2021: €0 THOUS). The total compensation of €12 THOUS (2021: €0 THOUS) granted to Dr. Runte in the Fiscal Year is composed of 100% fixed compensation components.

Members of the Management Board who ceased to hold office prior to the end of 2012 in total received pension payments of €5 THOUS (2021: €0 THOUS) in the Fiscal Year.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied as and as to how the compensation “awarded” in the Fiscal Year is defined, please refer to the respective aforementioned statements regarding the compensation for the current Management Board members or members in office until the end of the Fiscal Year. To the extent the aforementioned former members of the Management Board were awarded long-term variable compensation in the Fiscal Year, this is based on the Allocation 2018 under the LTIP 2016 or under the Share Based Award, respectively.

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

The Annual General Meeting of the Company on August 27, 2020 approved both the compensation for the Supervisory Board applicable at that time and the compensation applicable since January 1, 2021 by a majority of more than 98% of the votes cast.

The compensation of the members of the Supervisory Board and the General Partner’s supervisory board is governed by Article 13 of the Company’s and the General Partner’s respective Articles of Association, which are largely identical. This ensures that compensation of the Supervisory Board members on the one hand and the General Partner’s supervisory board members on the other hand are aligned with each other. Unless otherwise indicated, the following statements therefore refer to compensation of both the Supervisory Board members and the General Partner’s supervisory board members.

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

Activities on the supervisory board

Each supervisory board member received fixed compensation of $160 THOUS (2021: $160 THOUS) for the full Fiscal Year, payable in four equal installments at the end of a calendar quarter. The chair of the supervisory board received additional compensation of $160 THOUS (2021: $160 THOUS) and the vice chair received additional compensation of $80 THOUS (2021: $80 THOUS), in each case for the full Fiscal Year.

Activities in committees

As a member of a committee, a supervisory board member additionally received $40 THOUS (2021: $40 THOUS) for the full Fiscal Year. A member of a committee who served as chair or vice chair of a committee additionally received $40 THOUS and $20 THOUS for the full Fiscal Year, respectively (2021: $40 THOUS and $20 THOUS, respectively), payable in identical installments at the end of a calendar quarter. No separate compensation was awarded to supervisory board members who were members of the Joint Committee of the Company or performed the functions of chairs and vice chairs. In accordance with Article 13e para. 3 of the Articles of Association of the Company, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Deduction and offset clauses

To the extent a member of the Supervisory Board at the same time is a member of the General Partner’s supervisory board and receives compensation for these activities, such compensation will be reduced by half. The same applies to the additional compensation paid to the chair and the vice chair of the supervisory board if a person performs this function on the Supervisory Board and the General Partner’s supervisory board at the same time. If the vice chair of the Supervisory Board or the General Partner’s supervisory board at the same time is the chair of the General Partner’s supervisory board or the Supervisory Board, that person will not receive additional compensation for the activity as vice chair. If a member of a committee of the Supervisory Board at the same time is a member of a committee of the General Partner’s supervisory board and receives compensation for these activities, these compensation payments will be offset against each other in the corresponding amount, provided that the committees have the same type of functions and competences.

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

Compensation awarded and due in the Fiscal Year

The compensation awarded and due in the Fiscal Year to the current or former members of the Supervisory Board and the General Partner’s supervisory board, including the amount charged by the General Partner to the Company, is shown in the following table:

Compensation awarded or due of the current or former members of the supervisory board (1)
in € THOUS
	Compensation for		Compensation for		Compensation for
	supervisory board		supervisory board		committee services		Compensation for
	activities for the		activities for the		for the General		committee services		Overall compensation
	General Partner		Company		Partner		for the Company		awarded or due
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Current members of the supervisory board
Dr. Dieter Schenk	76	71	228	212	76	78	57	46	437	407
Michael Sen (2)	76	—	—	—	38	—	—	—	114	—
Rolf A. Classon	76	71	152	141	38	56	133	130	399	398
Sara Hennicken (3)	50	—	—	—	—	—	—	—	50	—
Gregory Sorensen, MD (4)	76	43	76	43	—	—	—	—	152	86
Dr. Dorothea Wenzel (5)	—	—	152	141	—	—	76	43	228	184
Pascale Witz (6)	76	43	76	98	—	—	57	46	209	187
Prof. Dr. Gregor Zünd (7)	—	—	152	141	—	—	—	—	152	141
Former members of the supervisory board
Rachel Empey (8)	102	141	—	—	—	—	—	—	102	141
Stephan Sturm (9)	228	283	—	—	114	141	—	—	342	424
Total	760	652	836	776	266	275	323	265	2,185	1,968
(1)	Shown without value added tax and without withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.
(2)	Member and Chair of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.
(3)	Member of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner.
(4)	Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. Gregory Sorensen, MD, was appointed as a member of the supervisory board of the General Partner and of the Company as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
(5)	Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
(6)	Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Ms. Pascale Witz was appointed as a member of the supervisory board of the General Partner as of May 20, 2021 and, therefore, received compensation payments to be set out herein as of this date.
(7)	Member of the supervisory board of the Company, but not a member of the supervisory board of the General Partner; compensation paid by the Company.
(8)	Former member of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner. Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Ms. Rachel Empey was a member of the supervisory board of the General Partner only until August 31, 2022, and, therefore, received compensation payments for these activities to be set out herein only until this date.
(9)	Former member and Chair of the supervisory board of the General Partner, but not a member of the supervisory board of the Company; compensation paid by the General Partner. Please note for purposes of comparison of the amounts indicated for the Fiscal Year that Mr. Stephan Sturm was a member and Chair of the supervisory board of the General Partner only until September 30, 2022, and, therefore, received compensation payments for these activities to be set out herein only until this date.

In the Fiscal Year, no compensation was awarded or due to supervisory board members who ceased to hold office prior to the beginning of the Fiscal Year.

Comparative presentation of the development of the compensation

The development of the compensation awarded and due to the current or former members of the Management Board as well as of the Supervisory Board and the General Partner’s supervisory board, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table.

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

Information on the compensation awarded and due

Since the compensation report for the 2021 fiscal year, the compensation has been reported in accordance with the new section 162 AktG introduced at the time. In order to obtain a reasonable comparison between the individual years, the information contained in the following table on the compensation of the members of the Management Board and the respective supervisory board in 2018, 2019, 2020 and 2021, too, is reported in accordance with the reporting logic applied in the compensation tables in the section “Compensation tables for the current Management Board members or members in office until the end of the Fiscal Year.” The amounts disclosed for previous years therefore differ in some cases from the corresponding disclosures in the Compensation Reports for fiscal years 2018, 2019 and 2020.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the figures relating to the Management Board members’ compensation are in principle determined at constant currency.

As disclosed in the Compensation Reports for the relevant fiscal years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects, including, without limitation, effects resulting from a change in the applicable accounting standards. For instance, the Company implemented IFRS 15 in 2018 and IFRS 16 in 2019. The initial application of each of these accounting standards has a material impact on some of the figures shown in the compensation comparison (revenue, net income, operating income, ROIC), making it more difficult to compare these figures for 2018 to those for 2019.

Consequently, there is only a limited degree of comparability between the figures relating to each fiscal year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

Compensation of the Management Board

In accordance with the respectively applicable plan terms, an award in the meaning of this Compensation Report from the long-term variable compensation to the members of the Management Board is generally made no earlier than four (LTIP 2011, LTIP 2016 and MB LTIP 2019) or three (MB LTIP 2020, Share Based Award) years after the respective allocation. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

Compensation of the supervisory boards

The variable compensation component previously in place for the respective supervisory boards was eliminated with effect from January 1, 2021 and, to compensate for this, the fixed compensation of the members of the respective supervisory boards was increased in view of the significant increase in the scope of monitoring and advisory activities.

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

Comparative presentation of the development of the compensation
	2022	Change	2021	Change	2020	Change	2019	Change	2018
	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS

Revenue	19,398,017	10	17,618,685	(1)	17,859,063	2	17,476,555	6	16,546,873
Operating income	1,511,755	(18)	1,852,290	(20)	2,304,409	2	2,269,558	(25)	3,037,798
Net income	673,405	(31)	969,308	(17)	1,164,377	(3)	1,199,619	(39)	1,981,924
ROIC	3.3%	(33)	4.9%	(16)	5.8%	(5)	6.1%	(51)	12.4%
Annual result according to the statutory financial statements of Fresenius Medical Care AG & Co. KGaA	(1,141,219)	n.a.	1,737,017	n.a.	(1,357,242)	n.a.	676,709	n.a.	(937,906)
Average employees’ compensation	52.3	15	45.4	(2)	46.2	2	45.5	2	44.6

Current members of the Management Board or members in office until the end of the Fiscal Year
Helen Giza	1,969	11	1,781	(12)	2,014	185	707	n.a.	—
Franklin W. Maddux, MD	1,683	(15)	1,986	(33)	2,949	n.a.	—	n.a.	—
Dr. Katarzyna Mazur-Hofsäß	1,903	2	1,872	(6)	1,993	4	1,925	33	1,447
Rice Powell	4,658	(14)	5,424	(29)	7,642	88	4,060	(1)	4,082
William Valle	3,457	(7)	3,709	(16)	4,402	88	2,345	(8)	2,548
Former members of the Management Board
Michael Brosnan	382	(41)	651	(83)	3,813	(16)	4,561	107	2,207
Roberto Fusté	293	7	274	(87)	2,157	245	626	97	317
Prof. Emanuele Gatti	378	6	355	—	355	—	355	(51)	729
Dr. Carla Kriwet	3,173	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Dr. Rainer Runte	12	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Dr. Olaf Schermeier	644	(75)	2,578	(15)	3,042	42	2,136	14	1,868
Kent Wanzek	740	(71)	2,554	(30)	3,654	77	2,059	8	1,911
Harry de Wit	637	(77)	2,814	(13)	3,243	91	1,698	(3)	1,745
Current members of the supervisory boards
Dr. Dieter Schenk	437	7	407	32	308	4	296	—	296
Michael Sen	114	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Rolf A. Classon	399	0	398	42	280	(2)	285	(7)	305
Sara Hennicken	50	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Gregory Sorensen, MD	152	77	86	n.a.	—	n.a.	—	n.a.	—
Dr. Dorothea Wenzel	228	24	184	139	77	71	45	n.a.	—
Pascale Witz	209	12	187	24	151	9	139	(3)	143
Prof. Dr. Gregor Zünd	152	8	141	83	77	(3)	79	216	25
Former members of the supervisory boards
Rachel Empey	102	(28)	141	83	77	(3)	79	(45)	143
Stephan Sturm	342	(19)	424	60	265	3	257	(9)	282

Outlook for compensation-related changes

The company intends to complete the realignment of its operating model under the FME25 program in 2023. Under the new model, the Company will operate with a significantly simplified structure of only two global segments in the future: Care Enablement and Care Delivery. The associated elimination of Management Board functions with regional responsibility will have the effect that in 2023, as was the case in the Fiscal Year, the short-term incentive for the members of the Management Board in accordance with the Compensation System 2020+ will be measured exclusively on a global level and no longer also in part on a regional level.

The non-financial performance target for the short-term incentive of the members of the Management Board described in the section “Sustainability target” was initially set for the years 2020 to 2022. The supervisory board of the General Partner has therefore set a new non-financial performance target for 2023, with an unchanged weighting of 20% for the short-term incentive. Under the new sustainability target for the short-term incentive, there are three equally weighted sustainability criteria: patient satisfaction, employee satisfaction, and the sustainability assessment of the company’s products and services portfolio. The target achievement for the sustainability target will be determined on the basis of third-party assurance.

The Supervisory Board will submit a fully revised compensation system for approval at the Company’s 2024 Annual General Meeting.

C.   Board practices

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, senior management and employees – Directors and senior management,” above. For information regarding certain compensation to certain former members of the General Partner’s Management Board after termination of employment, see Item 6.B, “Directors, senior management and employees – Compensation – Former Management Board members’ compensation.” For information regarding agreements with Mr. Rice Powell with respect to his retirement of the General Partner’s Management Board effective December 31, 2022 and the arrangements with Dr. Carla Kriwet entered into upon her voluntary departure from the Company, see Item 6.B, “Directors, senior management and employees – Compensation – Management Board members’ compensation in the Fiscal Year — Other benefits and commitments — Agreements with members of the Management Board who resigned from office during or at the end of the Fiscal Year.” The compensation system was approved by the ordinary general meeting of the Company on August 27, 2020 and the compensation to be granted to the members of the Management Board is determined by the full supervisory board of Management AG. It is assisted in these matters, particularly in the evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are currently Mr. Michael Sen (Chair) Dr. Dieter Schenk (Vice Chair), and Mr. Rolf A. Classon.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of Ms. Pascale Witz (Chair), Dr. Dorothea Wenzel (Vice Chair) and Mr. Rolf A. Classon, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

●	overseeing FMC AG & Co. KGaA’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control system;
●	overseeing the auditing of FMC AG & Co. KGaA’s financial statements;
●	overseeing FMC AG & Co. KGaA’s sustainability related objectives and the auditing or assurance of the Company’s sustainability reporting required by law;
●	overseeing the independence and performance of FMC AG & Co. KGaA’s outside auditors;
●	overseeing the effectiveness of our risk management system;
●	overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global health care companies;
●	overseeing our corporate governance performance according to the German Corporate Governance Code and the applicable provisions of Section 303A of the New York Stock Exchange Listed Company Manual;
●	overseeing, if applicable in addition to the Joint Committee (Gemeinsamer Ausschuss) of FMC AG & Co. KGaA, our relationship with Fresenius SE and its affiliates;
●	reporting by FMC AG & Co. KGaA’s outside auditors directly to the Audit and Corporate Governance Committee; and

●	performing such other functions and exercising such other responsibilities as are required to be performed or exercised by audit committees by applicable law or as may be delegated to the Audit and Corporate Governance Committee by the Supervisory Board.

In 2005, we established a joint committee (the Joint Committee) (Gemeinsamer Ausschuss) of FMC AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Mr. Michael Sen and Ms. Sara Hennicken. The two members from our Supervisory Board are Dr. Dorothea Wenzel and Mr. Rolf A. Classon. The Joint Committee advises on and approves certain extraordinary management measures, including:

●	transactions between us and Fresenius SE and its subsidiaries (other than the Company and subsidiaries of the Company) if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and
●	acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Dr. Dieter Schenk (Chair), Mr. Rolf A. Classon (Vice Chair) and Dr. Dorothea Wenzel.

Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Mr. Michael Sen (Chair) and Dr. Dieter Schenk (Vice Chair).

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance.”

D.	Employees

At December 31, 2022, we had 128,044 employees (total headcount) as compared to 130,251 at December 31, 2021, and 133,129 at December 31, 2020. For further information on the movement in employees, see Item 5, “Operating and financial review and prospects — III. Results of operations, financial position and net assets,” above. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	December 31,	December 31,	December 31,
	2022	2021	2020
North America Segment
Health care services	57,504	57,574	58,423
Health care products	4,469	4,962	6,374
	61,973	62,536	64,797
EMEA Segment
Health care services	17,855	18,499	18,767
Health care products	3,682	3,723	4,098
	21,537	22,222	22,865
Asia-Pacific Segment
Health care services	11,678	11,492	11,714
Health care products	2,365	2,358	2,588
	14,043	13,850	14,302
Latin America Segment
Health care services	9,758	10,920	11,109
Health care products	1,193	1,290	1,329
	10,951	12,210	12,438

Corporate (1)	19,540	19,433	18,727
Total Company	128,044	130,251	133,129
(1)	Including the divisions Global Manufacturing, Quality and Supply, Global Research and Development as well as Global Medical Office.

Collective bargaining agreements apply to different groups of employees within the Company, depending on local laws and practices. In Europe and globally, these agreements applied to 56% and 22% of our employees, respectively, as of December 31, 2022. During 2022, we experienced an increase in union organizing activity in the state of California (U.S.). During 2022 and the prior two fiscal years, we have not suffered any protracted labor-related work disruptions.

We are committed to interact, in good faith, with elected or established collective bodies, such as recognized trade unions, labor unions or employee associations, according to applicable laws and practices and to follow all applicable information and consultation procedures, including our workplace representative bodies such as the local works councils in Germany.

E.	Share ownership

As of December 31, 2022, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item 6.B, “Directors, senior management and employees – Compensation” for information regarding share-based compensation, including the grants of cash-settled performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, stock option and other share based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in this report.

Item 7.Major shareholders and related party transactions

A.	Major shareholders

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the SEC or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt (ADR) form, we, despite a right to request depositaries to disclose corresponding information, face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

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

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or MAR), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or BaFin), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €20,000. Persons discharging managerial responsibilities include, inter alia, the members of management as well as supervisory boards.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or WpHG), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold). For threshold notifications furnished to us by third parties please see note 17 in the notes to the consolidated financial statements included in this report.

We have been informed that as of February 14, 2023, Fresenius SE owned 94,380,382 shares, or 32.2% of our outstanding shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, “Corporate governance – Supervisory Board.” Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

On January 9, 2023, BlackRock, Inc., Wilmington, Delaware, U.S., (BlackRock) with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.95% of the voting rights of FMC AG & Co. KGaA and pursuant to Section 38 of the WpHG that instruments relating to 0.77% of the voting rights of FMC AG & Co. KGaA were held as of January 4, 2023.

On January 6, 2023, Dodge & Cox International Stock Fund, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 3.00% of the voting rights of FMC AG & Co. KGaA were held as of January 3, 2023.

On December 21, 2022, Harris Associates L.P., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.00% of the voting rights of FMC AG & Co. KGaA were held as of December 19, 2022.

On December 16, 2022, Dodge & Cox, San Francisco, California, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.03% of the voting rights of FMC AG & Co. KGaA were held as of December 13, 2022.

On October 28, 2022, Richard Pzena, with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.20% of the voting rights of FMC AG & Co. KGaA were held as of October 24, 2022.

On July 14, 2022, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.99% of the voting rights of FMC AG & Co. KGaA were held as of July 12, 2022.

On March 17, 2022, Harris Associates Investment Trust, Boston, Massachusetts, U.S., disclosed pursuant to Section 33 of the WpHG that 2.98% of the voting rights of FMC AG & Co. KGaA were held as of March 14, 2022.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2022, 52,072,506 ADRs were held of record by 2,368 U.S. holders. Exhibit 2.1, “Description of Securities,” provides additional information regarding our ADRs and American Depositary Shares (ADSs).

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

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, the Else Kröner-Fresenius-Stiftung owns approximately 26.96% of the Fresenius SE ordinary shares. See Item 7.B, “Related party transactions – Other interests,” below.

B.	Related party transactions

In connection with the formation of FMC AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in this report. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the SEC and the NYSE. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

●	the term “we (or us) and our affiliates” refers only to FMC AG & Co. KGaA and its subsidiaries; and
●	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC AG & Co. KGaA and its subsidiaries.

Real property leases

For information with respect to our principal properties, see “Item 4.D. Property, plant and equipment.” For discussion of related party leases, see note 5 of the notes to the consolidated financial statements included in this report.

Trademarks

Fresenius SE continues to own the name “Fresenius” and several marks containing “Fresenius” (hereinafter referred to as Fresenius Marks). Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as D-GmbH), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Marks” as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the “Fresenius Marks” in the former National Medical Care non-renal business if it is used as part of a trademark containing the words “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services.”

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

Financing

For information on our related party financing arrangements, please see note 5 and note 13 of the notes to the consolidated financial statements included in this report.

Key management personnel

For information on transactions involving our key management personnel, please see Item 6.B, “Directors, senior management and employees – Compensation” and note 5 of the notes to the consolidated financial statements included in this report.

Settlements with former directors

For information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective resignations from the Management Board, see “Item 6.B, “Directors, senior management and employees – Compensation – Management Board members’ compensation in the Fiscal Year — Other benefits and commitments — Agreements with members of the Management Board who resigned from office during or at the end of the Fiscal Year.”

General Partner reimbursement

For information on General Partner reimbursement please see, Item 16G, “Corporate Governance – The legal structure of FMC AG & Co. KGaA” below as well as note 5 of the notes to the consolidated financial statements included in this report.

Item 8.Financial information

The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.Legal and regulatory matters

The information in note 22 of the notes to the consolidated financial statements of this report is incorporated by this reference in response to this item.

8.A.8.Dividend policy

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC AG & Co. KGaA’s prior year’s balance sheet profit (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

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

	2022	2021	2020
Per share amount	€1.35	€1.34	€1.20

For the proposed dividend for 2022 payable in 2023, see Item 5. IV. “Operation and financial review and prospects–Financial position – Net cash provided by (used in) financing activities.”

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

Item 9.The offer and listing

The information required by Items 9.A.3, 9.A.5 and 9.A.6 is incorporated herein by reference to the information under the heading “Information pertaining to Item 9. The offer and listing details” in Exhibit 2.1 to this report.

A.4. and C. Information regarding the trading markets for and price history of our stock

Trading markets

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The Ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the shares of FMC AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006 under the symbol FME.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports, in both German and English; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc notifications (i.e., certain announcements of certain price-relevant material developments and events required to be made as soon as possible) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 40 major German stocks. Both FMC AG & Co. KGaA and Fresenius SE are included in the DAX®.

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 8:30 a.m. and 5:30 p.m. CET. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜSt – Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (BaFin), an independent federal authority, is responsible for the general supervision of securities trading pursuant to the provisions of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council (Market Abuse Regulation or MAR), the WpHG and other applicable laws.

Trading on the New York Stock Exchange

ADSs representing the Ordinary Shares of Fresenius Medical Care AG had been listed on the NYSE since October 1, 1996. Trading in the ADSs representing the Ordinary Shares of FMC AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio of our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the Depositary).

Item 10.Additional information

B.	Articles of Association

General information regarding our share capital

As of February 14, 2023, our share capital consists of 293,413,449 outstanding bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in. On August 27, 2020, the Company conducted its AGM for 2020, at which the shareholders of the Company approved resolutions on the cancellation of the existing authorized capital and the creation of new authorized capital including the possibility of the exclusion of subscription rights, and on corresponding amendments to Article 4 (3) and (4) of the Articles of Association of the Company.

The authorization to repurchase our shares granted by our AGM in 2016 expired in May 2021. On May 20, 2021, our AGM approved a new authorization to acquire and utilize treasury shares, including the possibility to exclude the shareholders’ subscription rights, for a period of five further years, expiring on May 19, 2026. We have not purchased any shares pursuant to the May 2021 authorization and we do not currently hold any treasury shares. See note 17 of the notes to the consolidated financial statements included in this report.

B.2	Certain provisions relating to directors

Our Articles of Association do not contain any provisions with respect to the power of a member of the Supervisory Board or the Management Board to vote on a proposal, arrangement or contract in which he or she is materially interested, their power to vote compensation to themselves or any members of the Supervisory Board or the Management Board, borrowing powers exercisable by the board members, or their retirement or non-retirement under a standard age limit requirement. The Supervisory Board, however, itself set a standard age limit for members of the Supervisory Board and the General Partner’s supervisory board set a standard age limit for members of the Management Board by way of their respective resolutions in November 2020, but this standard age limit may be waived by the Supervisory Board or the General Partner’s supervisory board as the case may be. See Item 6.A., “Directors, senior management and employees – Directors and senior management – The General Partner’s Management Board” and “- The Supervisory Board of FMC AG & Co. KGaA.” Transactions in which a related party of the Company (which includes members of the Management Board and the Supervisory Board) is interested are required to be entered into at market conditions. Such transactions may be subject to review by the Supervisory Board and, in certain cases, by the Joint Committee of the Company. See Item 6.C, “Directors, senior management and employees – Board practices.” The compensation of members of our Supervisory Board is fixed by the Articles of Association. The General Partner’s supervisory board, assisted by the Human Resources Committee of that board, is responsible for determining the compensation of members of the Management Board. See Item 6.B, “Directors, senior management and employees – Compensation - The Company’s structure and corporate bodies’ compensation - Management Board members’ compensation” and Item 6.C, “Directors, senior management and employees — Board practices.” The Articles of Association do not require ownership of our shares for director qualification. The long-term performance-based compensation component of the compensation system for the Management Board includes a share ownership requirement.

B.5	Provisions relating to shareholder meetings

The Articles of Association provide that a general meeting is to be called at least thirty days prior to the day of the general meeting (excluding the call date and the meeting date), unless a shorter period is permitted by law. This notice period shall be extended by the days of the period for registration, i.e. the six days prior to the general meeting, unless a shorter period is provided in the meeting invitation, excluding the meeting date and the date that registration is received. Under the Articles of Association, the general meeting shall be held at the place where the Company’s registered office is located, in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located. Only shareholders who have registered and provided evidence of their entitlement to exercise shareholder rights are entitled to attend and vote at the general meeting. As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required. For 2023, our Supervisory Board has approved the General Partner’s proposal to hold our 2023 AGM as a virtual meeting. At that meeting, we expect to propose for shareholder approval amendments to our Articles of Association to authorize the General Partner to convene subsequent general meetings as virtual meetings, as authorized by recent amendment to the AktG.

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

C.   Material contracts

For information regarding certain of our material contracts, see “Item 7.B. Major shareholders and related party transactions – Related party transactions.” For a description of our stock option plans, see “Item 6.E. Directors, senior management and employees – Share ownership – Options to purchase our securities.” For a description of our Syndicated Credit Facility and our agreements relating to our long-term and short-term indebtedness, see note 13 and note 14 of the notes to the consolidated financial statements included in this report.

D.   Exchange controls

Exchange controls and other limitations affecting security holders.

At the present time, Germany, in principle, does not restrict the export or import of capital. However, certain restrictions on transactions based on so-called “restrictive measures”, i.e. sanctions, international embargoes or terror prevention resolutions concerning for example but not limited to the People’s Republic of Korea, Russia, Crimea/Sevastopol, non-government controlled areas of Ukraine in the oblasts of Donetsk, Kherson, Luhansk and Zaporizhzhia or Syria are in place. Restrictions of this nature are adopted at the EU level and, where required, implemented by the German national authorities. Furthermore, the Federal Ministry of Economic Affairs and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the voting rights in a German company by a person or company with residency outside of the EU and the European Free Trade Area if such acquisition constitutes a likely impairment of the public security or order. This threshold has recently been lowered to 20% for investments in further defined companies being active in various sectors deemed particularly important (e.g. development of personal protective equipment, vaccines, medicinal products, in-vitro diagnostics), and 10% for investments in further defined companies e.g. constituting critical infrastructures, providing software for these critical infrastructures or being active in other sectors deemed essential per se (e.g. media, certain IT security functions). Such threshold of 10% applies as well to the so-called sector-specific review (including acquisitions by non-German persons and companies) concerning, in particular, German defense companies. The relevant provisions are also applicable to other means of acquisitions, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain exceptions (e.g. payments for the import, export or transfer of goods), any payment received from/for account of or made to/for account of an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). Specific reporting requirements apply if reports must be lodged for transit trade transactions (relating, inter alia, to the designation of the good) and in case the resident operates a maritime shipping company. In addition, residents (excluding natural persons, monetary financial institutions, investment stock corporations and capital management companies regarding the claims and liabilities of their investment funds) must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 M at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, in principle, residents must report yearly the value (Stand) of the assets (Vermögen) (i) of non-resident companies in which either 10% or more of the shares or of the voting rights in a company are to be attributed to the resident, (ii) of non-resident companies if more than 50% of the shares or of the voting rights are to be attributed to one or more non-resident companies which are controlled by the resident, and (iii) of the resident’s non-resident branch offices and permanent establishments of a domestic company, and the assets which are ascribed to foreign branches and permanent establishments of a foreign company which fulfills the conditions mentioned under (ii). Likewise, equivalent to the conditions described with regard to assets of German residents abroad, residents must report yearly the value of the assets of foreigners in Germany.

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

This summary is based on the current tax laws of Germany and the U.S., including the current “Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes”, as amended through the 2006 Protocol to the conventions which entered into force on December 28, 2007 (the Treaty). The 2006 Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income became effective on January 1, 2008.

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

U.S. Holders must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to their last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the Internal Revenue Service (IRS) website at www.irs.gov.

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

United States taxation

The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs by a U.S. Holder (as defined below) who holds ADSs as capital assets for tax purposes, based on the Internal Revenue Code of 1986, as amended (the Code), IRS rulings and pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Treaty, all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, this discussion does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, traders that have elected the “mark-to-market” method of accounting, a U.S. expatriate within the meaning of Sections 877 or 877A of the Code, tax-exempt entities (including a private foundation, an “individual retirement account” or a Roth IRA), persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs being taken into account in an applicable financial statement, persons who directly, indirectly, or constructively own 10% or more, by vote or value, of the equity of the Company, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, dealers in securities and persons holding ADSs in connection with a trade or business conducted outside of the U.S. or in connection with a permanent establishment or other fixed place of business outside of the United States. Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax, or state and local tax consequences of the acquisition, ownership or disposition of ADSs. U.S. Holders should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing of ADSs.

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

Tax treatment of distributions

Subject to the discussion below under “Passive Foreign Investment Company considerations,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any German withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of the Company’s current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the remainder will be taxed as capital gain. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

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

Subject to certain complex limitations, it is possible that any German tax withheld from distributions in accordance with the Treaty and paid over to Germany will be deductible or creditable against your U.S. federal income tax liability. However, under recently finalized Treasury regulations, it is possible that such withholding taxes will not be creditable unless you are eligible for and elect to claim the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability.

Furthermore, if the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced tax rate applicable to qualified dividend income and denominator of which is the highest tax rate normally applicable to dividends. However, such foreign tax credit may be disallowed if the U.S. Holder held such ADSs or equity shares for less than a minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the U.S. are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the U.S., a portion of the dividends paid on the ADSs allocable to our U.S. source earnings and profits will be treated as U.S. source, and as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends.

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

Sales, exchange or other disposition of ADSs

Subject to the discussion below under “Passive foreign investment company considerations,” upon a sale, exchange, or other disposition of the ADSs, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs exceeds one year. Individual U.S. Holders are generally taxed at a preferential rates on long-term capital gains (the maximum rate which under current law is 20%). The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any German tax imposed on a sale or other disposition of ADSs.

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

Passive Foreign Investment Company considerations

Special adverse U.S. federal income tax rules apply to U.S. Holders owning shares of a Passive Foreign Investment Company (PFIC). In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The value of assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, will generally be determined by reference to the market price of our ADSs or shares, which may fluctuate considerably, especially in times of high market volatility. Accordingly, fluctuations in the market price of our ADSs or shares may affect our PFIC status for any taxable year.

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

We file periodic reports and furnish other information with the SEC. You may obtain copies of these reports without charge from the Internet site maintained by the SEC, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov. You can also obtain copies of these reports from our own website, www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered part of this report, except as expressly set forth herein.

The NYSE currently lists American Depositary Shares representing our shares. As a result, we are subject to the periodic reporting requirements of the Exchange Act and we file reports with, and furnish other information to, the SEC. These reports, proxy statements and other information and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the SEC and the electronic sources listed in the preceding paragraph.

We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in our reports are prepared in conformity with IFRS as issued by the IASB. Our annual report also includes our Non-financial Report, which contains information regarding our efforts to address various environmental, social and governance issues. Our annual and quarterly reports to our shareholders are posted under “Publications” on the “Investors” page of our website at www.freseniusmedicalcare.com.

We will also furnish the ADR depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders, as well as certain “Supplemental Information” that we furnish to ADR holders pursuant to our Pooling Agreement (see Item 16G, “Corporate Governance — Description of the pooling agreement.” The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports and communications, together with the governing instruments affecting our shares and any amendments thereto. Such documents are also available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary. For additional information regarding the dissemination of such notices, reports and communications, see the information under the heading “D. American Depositary Shares — Description of American depositary receipts — Voting rights” in Exhibit 2.1.

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

Item 11.Quantitative and qualitative disclosures about market risk

Market risk

Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

●	changes in reimbursement rates;
●	intense competition;
●	inflation;
●	foreign exchange rate and interest rate fluctuations;
●	varying degrees of acceptance of new product introductions;
●	technological developments in our industry;
●	uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and
●	the availability of financing.

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

Reimbursement rates

Approximately 26% of our worldwide revenue for 2022 was for services rendered to patients covered by Medicare’s ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company’s revenues, profitability and financial condition. See Item 4.B, “Information on the Company – Business overview – Regulatory and legal matters – Reimbursement” and “– Health care reform “ and Item 5, “Operating and financial review and prospects – II. Financial Condition and Results of Operations – Significant U.S. Reimbursement Developments.”

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

Inflation

A major portion of our revenues from health care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. We have seen unprecedented challenges in the labor market, in particular  in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs, including higher costs due to an increased reliance on contracted labor. These challenges continue to impact our growth, specifically in U.S. health care services where labor constraints have affected our ability to increase treatment volumes. These impacts, combined with the current uncertainty in the macroeconomic environment, driving inflationary cost increases and supply chain constraints, have had a materially adverse effect on our results of operations during 2022.

The accumulation of excess mortality due to COVID-19, macroeconomic inflationary pressure and labor stabilization issues are expected to continue into 2023. The labor market, in particular in the U.S., continues to present a challenge to our operations, both in relation to the availability and costs of personnel. We expect our products business to continue to be impacted by the aforementioned supply chain and increased material cost challenges in 2023. Opportunities to include cost inflation in our pricing are currently limited in the short-term due to fixed price contracts.

The current uncertainty in the macroeconomic environment, heightened by the effects resulting from the Ukraine War, has also intensified the risk that prices related to energy commodities may increase, including the costs of oil, gas and electricity. Our cost monitoring and cost savings initiatives in this area, including inventory management, alternative sourcing, and existing and future long-term contracting may not offset a significant increase in prices and could result in an adverse effect on our results of operations going forward. For further information regarding the effects of inflation on our results of operations, see Item 5, “Operating and financial review and prospects – III. Results of operations, financial position and net assets.”

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

Information regarding the fees and charges that a holder of our American Depositary Receipts may have to pay, either directly or indirectly, and the fees and other direct and indirect payments made by the depositary to the Company, is set forth in Items 12.D.3 and 12.D.4 below.

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

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:

●	a fee of $0.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

●	a fee of $0.05 per ADS (or portion thereof) per year for services performed by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);
●	any other charge payable by any of the depositary or the custodian, any of the depositary’s or custodian’s agents, or the agents of the depositary’s or custodian’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities or of rights where the depositary will not exercise or sell those rights on behalf of holders (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, (including SWIFT) and facsimile transmission and delivery charges as are expressly provided for in the deposit agreement;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Under the fee agreement between us and The Bank of New York Mellon, the depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program’s continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and legal fees. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2022, we received from the depositary €0.8 M in aggregate payments for such fees and expenses.

Part II

Item 13.    Defaults, dividend arrearages and delinquencies

None.

Item 14.    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15A.    Disclosure controls and procedures

The Company’s management, including the member of the Management Board of our general partner performing the functions of Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. Based on such evaluation, the person performing the functions of Chief Executive Officer and Chief Financial Officer has concluded that as of December 31, 2022, the Company’s disclosure controls and procedures were effective.

Item 15B.    Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the member of the Management Board of our general partner performing the functions of Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that the Company’s transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by COSO as of December 31, 2022. Based on such assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2022 was effective.

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

Item 15C.    Attestation report of the independent registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-2.

Item 15D.    Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2022 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A.    Audit committee financial expert

Our Supervisory Board has determined that each of Ms. Pascale Witz, Dr. Dorothea Wenzel and Mr. Rolf A. Classon qualifies as an audit committee financial expert and is “independent” as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of ethics

On October 14, 2020, we adopted a revised Code of Ethics and Business Conduct (the Code). As adopted, the revised Code applies to members of the Management Board, including its Chair and the responsible member for Finance & Controlling, other senior officers and all Company employees.

A copy of our Code of Ethics and Business Conduct is available on our website under “About Us – Compliance” at: www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

Item 16C.    Principal accountant fees and services

At the AGM held on May 12, 2022, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2022 fiscal year, for the potential review of interim financial information for fiscal year 2022 prepared after the AGM in 2022 and as auditor for the potential review of interim financial information for fiscal year 2023 prepared prior to the AGM in 2023. At the AGM held on May 20, 2021, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2021 fiscal year, for the potential review of interim financial information for fiscal year 2021 prepared after the AGM in 2021 and as auditor for the potential review of interim financial information for fiscal year 2022 prepared prior to the AGM in 2022.

For the fees billed by our principal accountant for the last three years, comprising audit fees, audit related fees, tax fees and other fees, see note 29 of the notes to the consolidated financial statements included in this report.

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

Our financial statements are also included in registration statements and reports that we file with the SEC. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in “Item 6C. Directors, senior management and employees – Board practices.”

The Supervisory Board’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors. The policy also provides for additional approval requirements based on fee amount.

The General Partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. In addition, the Audit and Corporate Governance Committee is informed about all approvals on a quarterly basis. Neither the chair of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors’ independence.

During 2022, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $180 THOUS (€171 THOUS).

Item 16D.    Exemptions from the listing standards for audit committees

Not applicable.

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

Please see note 17 of the notes to the consolidated financial statements included in this report for information on our share buy-back programs and subsequent retirement of these shares. The repurchase programs disclosed in note 17 were terminated on the last day that purchases for the applicable program were made. The Company did not repurchase any shares pursuant to the authorization granted by our AGM in 2016 after April 2020, and the authorization expired in May 2021. On May 20, 2021, our AGM approved a new authorization to acquire and utilize treasury shares, including the possibility to exclude the shareholders’ subscription rights, for a period of five further years, expiring on May 19, 2026. The Company has not made any share repurchases under the current authorization granted by the resolution of the Company’s AGM on May 20, 2021.

Item 16F.    Change in registrant’s certifying accountant

Not applicable.

Item 16G.    Corporate governance

Introduction

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee consisting solely of independent directors in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the Compensation System 2020+ for our Management Board was adopted subject to, and was approved by, our AGM on August 27, 2020. The Compensation System 2020+ is also reviewed by an independent external compensation expert as amendments to the system are made. Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a “Compensation Discussion and Analysis,” as well as disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance pursuant to SEC rules and adopted in August 2022) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. Item 6.B of Form 20-F generally requires foreign private issuers to disclose executive compensation on an individual basis for all officers unless the issuer does not disclose individual compensation pursuant to home country law or otherwise. We disclose the compensation paid to members of the Management Board, the Supervisory Board and the supervisory board of the General Partner on an individual basis in the Compensation Report that we prepare and disclose under German law. A convenience translation of our Compensation Report for 2022 is included in this Form 20-F. See Item 6.B, “Directors, senior management and employees – Compensation.”

In October 2022, the SEC issued its final compensation “clawback” (recovery) rule. That rule, originally proposed in 2015, directs U.S. stock exchanges to establish listing standards requiring their listed issuers to adopt, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation paid on the basis of financial information that is subsequently restated. In addition, if a company is required to prepare such an accounting restatement, it will be required to disclose information regarding the enforcement of its recovery policy, including whether the company has foregone any such recovery under the limited conditions permitted by the rule and whether any executive officer owes any amounts of recoverable compensation to the company. The clawback rule and related disclosure requirements apply to both U.S. domestic and foreign private issuers and impose clawback requirements without fraud or other misconduct as a necessary prerequisite. We will also be required to file our incentive compensation recovery policy as an exhibit to our Form 20-F, which we anticipate will take place when we file our Form 20-F for 2023 (although we will likely be required to adopt our policy prior to that time). Under the terms and conditions of our LTIP 2016 plan, our MB LTIP 2019 plan and our MB LTIP 2020 plan, and the service agreements concluded with the members of the Management Board, the Company is entitled to reclaim certain previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. The SEC’s clawback rule does not affect our rights to seek recovery under these compensation plans and service agreements, but any such recovery could not be applied to offset amounts due under the compensation recovery policy that we will be required to adopt. The Management Board is evaluating how the requirements of the rule will apply to us, and the Company will be preparing for the adoption of the required clawback policy.

In addition to the comparative governance disclosure requirements of this Item 16.G, as a German company, we deal with governance matters in a Declaration on Corporate Governance (Erklärung zur Unternehmensführung) that we prepare and make available pursuant to Section 315d in conjunction with Section 289f of the German Commercial Code as well as in a Non-financial Group Report that we prepare and make available pursuant to Section 315c in conjunction with Sections 289c to 289e of the German Commercial Code and the EU Taxonomy Regulation. Our Declaration on Corporate Governance, in addition to the information in Item 6.A, “Directors, senior management and employees – Directors and senior management” and Item 6.C “Directors, senior management and employees – Board practices,” each above, in particular includes information on the composition and practices of the Management Board, our Supervisory Board and the General Partner’s supervisory board and their respective committees. Our Declaration on Corporate Governance for 2021 is posted on our website at www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-on-corporate-governance. We will post our 2022 Declaration on Corporate Governance on our website when it becomes available following the filing of this report on Form 20-F.

Section 315c, in conjunction with Sections 289c to 289e, of the German Commercial Code, and the EU Taxonomy Regulation for sustainable activities require that we publish certain information regarding our sustainability performance in ESG matters. We publish such information in our Non-financial Group Report, which contains relevant information relating to social, employee and environmental matters, combating bribery and corruption and respect for human rights. Our Non-financial Group Report for 2021 is posted on our website at www.freseniusmedicalcare.com/en/investors/publications. We will post our 2022 Non-Financial Group Report on our website when it becomes available following the filing of this report on Form 20-F. In referencing our Non-financial Group Report and furnishing this website address in this report, however, we do not intend to incorporate any content from that report or information on our website into this report, and any information in our Non-financial Group Report or on our website should not be considered to be part of this report, except as expressly set forth herein.

In contrast to our furnishing sustainability information regarding various ESG matters in a non-financial report, in March 2022 the SEC issued proposals to require disclosure regarding cybersecurity and climate-related matters in SEC reports and, for climate disclosure, registration statements filed with the SEC. The cybersecurity proposal would require current reporting about material cybersecurity incidents and periodic disclosures about a listed company’s policies and procedures to identify and manage cybersecurity risks, management’s role in implementing cybersecurity policies and procedures, the board of directors’ cybersecurity expertise, if any, and its oversight of cybersecurity risk. The climate proposal would require information about a company’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks would also include disclosure of a company’s GHG emissions (including an attestation report regarding such emissions by an independent expert in GHG emissions), and certain climate-related financial metrics would be required in a company’s audited financial statements. Each proposal would apply to both U.S. domestic and foreign private issuers.

As a German company FMC AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or MitBestG) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. It should be noted that the information in the discussion below relating to the voting and other rights of our shareholders under our Articles of Association and German law applies only to persons who actually hold our shares, but not to holders of our ADSs. Holders of our ADSs have only the rights provided under the deposit agreement governing the terms of the ADSs. For detailed information regarding those rights, including information regarding how holders of ADSs may instruct the depositary to vote the shares represented by their ADSs, see the information under the heading “D. American Depositary Shares – Description of American depositary receipts” in Exhibit 2.1 to this report.

The legal structure of FMC AG & Co. KGaA

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

Management and oversight

The management structure of FMC AG & Co. KGaA is illustrated as follows:

General Partner

Management AG, as our sole General Partner, conducts the business of FMC AG & Co. KGaA and represents it in external relations. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €3.0 M. The General Partner receives annual compensation amounting to 4% of its capital for assuming liability as the general partner and the management of FMC AG & Co. KGaA as well as reimbursement for all outlays in connection with conducting the business of the Company, including the remuneration of members of the General Partner’s Management Board and its supervisory board. See “The Articles of Association of FMC AG & Co. KGaA – Organization of the Company,” below.

The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding certain resolutions adopted by the KGaA’s general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See “General meeting,” below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints, supervises and consults the members of the Management Board of Management AG, who act for the General Partner in conducting the Company’s business in accordance with the rules of procedure adopted by the General Partner’s supervisory board.

Fresenius SE’s influence on the Company through ownership of the General Partner is conditioned upon its ownership of a substantial amount of the Company’s share capital (see “The Articles of Association of FMC AG & Co. KGaA – Organization of the Company,” below).

Supervisory Board

The supervisory board of a KGaA is similar in certain respects to the supervisory board of an AG. Like the supervisory board of an AG, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the company. The members of a KGaA’s supervisory board are elected by the KGaA shareholders at the general meeting.

Under certain conditions, a supervisory board is required to include employee representatives (Codetermination). In proceedings initiated by a shareholder seeking to require that we implement Codetermination, both the Regional Court (Landgericht) of Nuremberg/Fürth and the Higher Regional Court (Oberlandesgericht) of Munich confirmed our position that we are not subject to Codetermination.

In a KGaA having a corporate general partner, supervisory board members may hold offices on the supervisory board of a KGaA and of its general partner. Four of the six current members of the FMC AG & Co. KGaA Supervisory Board are also members of the supervisory board of Management AG. Under Rule 10A-3 under the Exchange Act, such dual board membership does not impair the independence of Supervisory Board members who serve on our Audit and Corporate Governance Committee, provided that such committee members otherwise satisfy the independence conditions of that rule. See Item 6.A, “Directors, senior management and employees – Directors and senior management – The General Partner’s Supervisory Board.” Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC AG & Co. KGaA’s Supervisory Board members.

The Supervisory Board has less power and scope for influence than a supervisory board of an AG. The Supervisory Board is not entitled to appoint the General Partner or the members of its executive bodies. Nor may the Supervisory Board subject the management measures of the General Partner to its consent, or issue rules of procedure for the General Partner.

German regulations have several rules applicable to supervisory board members which are designed to ensure that the supervisory board in its entirety possesses the knowledge, ability and expert experience to properly complete its tasks as well as to ensure a certain degree of independence of the board’s members. German law prohibits members of the management board from contemporaneously serving on the supervisory board. This may be contrasted with the U.S. practice under which executive officers may, and often do, serve as both officers and directors of a company, subject to stock exchange rules requiring listed companies to have a majority of independent directors (further subject to certain exceptions). German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow directions or instructions from third parties. Any service, consulting or similar agreements between a KGaA and any of its supervisory board members must be approved by the supervisory board.

General meeting

The general meeting is the resolution body of the KGaA shareholders. The rules of the NYSE require companies with voting securities listed on the NYSE to solicit proxies for all meetings of shareholders, although such solicitations by foreign private issuers need not comply with the SEC’s proxy rules. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a company-nominated proxy acting on their instructions. Instructions for voting by proxy are included in the invitation for the general meeting. Among other matters, the annual general meeting of a KGaA approves its unconsolidated annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of an AG. The agenda for the general meeting is prepared by the general partner and the KGaA supervisory board. The general partner, however, cannot propose nominees for election as members of the KGaA supervisory board or make proposals for the KGaA’s auditors.

Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the General Partner. Fresenius SE is prohibited from voting on resolutions concerning the election to and removal from office of the FMC AG & Co. KGaA Supervisory Board, ratification or discharge (Entlastung) of the actions of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of claims for damages as well as the waiver of claims for damages that fall within the competence of the general meeting, and the election of auditors of the annual financial statements.

Certain matters requiring a resolution at the general meeting will also require the consent of the General Partner, such as amendments to the Articles of Association, dissolution of the Company, mergers, a change in the legal form of the partnership limited by shares and other fundamental changes. The General Partner therefore has a de facto veto right on these matters. Unconsolidated annual financial statements are subject to approval by both the KGaA shareholders and the General Partner.

The Articles of Association of FMC AG & Co. KGaA

The following is a summary of certain material provisions of our Articles of Association. This summary and the additional information about our Articles of Association summarized in Exhibit 2.1 are not complete and are qualified in their entirety by reference to the complete form of Articles of Association of FMC AG & Co. KGaA. A convenience English translation of our Articles of Association is on file with the SEC and can also be found on the Company’s website under www.freseniusmedicalcare.com.

Organization of the Company

The Company’s Articles of Association contain several provisions relating to the General Partner.

Under the Articles of Association, possession of the power to control management of the Company through ownership of the General Partner is conditioned upon ownership of a specific minimum portion of the Company’s share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company’s share capital while at the same time retaining influence on the Company’s management through its ownership of the shares of the General Partner. However, pursuant to the Articles of Association of FMC AG & Co. KGaA, the General Partner ceases to be the general partner of FMC AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company’s share capital. The effect of this provision is that Fresenius SE may not reduce its capital participation in FMC AG & Co. KGaA below such threshold without causing the withdrawal of the General Partner.

The Articles of Association also provide that the General Partner ceases to be the general partner of FMC AG & Co. KGaA if the shares of the General Partner are acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG) to acquire the shares of the Company’s other shareholders within three months of the acquisition of the General Partner. The Articles of Association require that, in such an offer, the fair consideration offered to the shareholders must also reflect the consideration which the purchaser had paid for the shares in the General Partner, if the amount of such consideration is above the amount of its equity capital. As long as our ADSs are listed on the NYSE and/or registered under Section 12 of the Exchange Act, any such offer would also be subject to regulation under Sections 13 and 14 of the Exchange Act. The obligation of the General Partner’s new shareholder to make this offer, and the 25% share ownership requirement under our Articles of Association, could have the effect of discouraging a change of control of the Company.

The Articles of Association also permit a transfer of all shares in the General Partner to the Company. In this case the Company will be continued as a so-called “unified KGaA” (Einheits-KGaA), i.e. a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. The control over the General Partner in such a “unified KGaA” would be exercised for the Company by the Supervisory Board through its power to appoint the supervisory board of the General Partner. In the event that the General Partner ceases to be the general partner of FMC AG & Co. KGaA as described above or for other reasons, the Articles of Association provide for continuation of the Company. The Supervisory Board would then be authorized and obligated to admit as a new general partner of the Company a corporation whose shares are fully owned by the Company. Similar to the case in which the Company acquires all shares of the General Partner, a “unified KGaA” would be formed. Upon the coming into existence of a “unified KGaA” (irrespective of the way it has been created), the shareholders of FMC AG & Co. KGaA would have the right to decide in a general meeting whether to transform the Company into a stock corporation (Aktiengesellschaft); a simple majority of the votes cast would be sufficient for the adoption of the transformation resolution. If the shareholders decline to approve such a transformation, the Company will be continued as a “unified KGaA” with the Supervisory Board elected by the shareholders exercising the control over the General Partner.

The Articles of Association provide that to the extent that the resolutions of the general meeting are subject to the consent of the General Partner, the General Partner shall declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a simple majority of the votes cast and an additional qualified majority (of at least 75% of the share capital represented at the vote) and with the consent of the general partner. Therefore, neither the KGaA shareholders nor the general partner(s) can unilaterally amend the articles of association without the consent of the other. Fresenius SE will, however, continue to be able to exert significant influence over amendments to our Articles of Association through its ownership of a significant percentage of the Company’s shares, since such amendments require a qualified majority (of at least 75% of the share capital represented at the vote), and a de facto veto right over such amendments through its ownership of the General Partner.

For additional information regarding our Articles of Association, including information regarding the authorized share capital of FMC AG & Co. KGaA, see Exhibit 2.1.

Description of the pooling agreement

The following is a summary of the material provisions of the pooling agreement among Fresenius SE, our General Partner and the independent directors (as defined in such pooling agreement) on the General Partner’s supervisory board. The description is qualified in its entirety by the complete text of the pooling agreement, as amended in 2016, a copy of which is on file with the SEC (see Exhibits 2.4 and 2.5) and is available on the SEC website, www.sec.gov.

The pooling agreement was originally entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares and our preference shares, including owners of ADSs evidencing such shares, other than Fresenius SE and its affiliates or their agents and representatives. Under the pooling agreement, beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC, which define ”beneficial ownership” as the power to vote or direct the vote, or the power to dispose or direct the disposition, of a security. Beneficially owned securities include securities that may be acquired pursuant to presently exercisable option, conversion or subscription rights. Upon completion of the mandatory exchange of our remaining outstanding preference shares for ordinary shares in 2013, our share capital consists solely of ordinary shares.

Under the pooling agreement, no less than one-third of our General Partner’s supervisory board must be independent directors, and there must be at least two independent directors. Independent directors on the General Partner’s supervisory board are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the Supervisory Board or as a member of the supervisory board of the General Partner. The provisions of the pooling agreement relating to independent directors are in addition to the requirement of Rule 10A-3 under the Exchange Act that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG’s supervisory board who are independent for purposes of our pooling agreement in Item 6.A., “Directors, senior management and employees – The General Partner’s Supervisory Board.”

Additionally, under the pooling agreement, we, our affiliates, our General Partner and Fresenius SE, as well as their affiliates, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of ordinary shares representing more than 10% of our total ordinary shares outstanding, and any amendment to our organizational documents (articles of association) which adversely affects any holder of ordinary shares.

In the pooling agreement, we have agreed to obtain directors and officers liability insurance for the members of the Supervisory Board and the members of the supervisory board of the General Partner in accordance with customary and usual practices followed by public corporations in the United States, to the extent such insurance is available at commercially reasonable rates and on commercially reasonable terms and conditions. We have obtained and currently maintain such insurance.

Lastly, we and our General Partner and Fresenius SE have agreed that while the pooling agreement is in effect, a majority of the independent directors (as defined in the pooling agreement) must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, the General Partner or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 M for each individual transaction or contract, or a related series of transactions or contracts, though limitations apply with regards to agreements included in previously approved business plans. These provisions of the Pooling Agreement are in addition to the requirements of Section 111b paragraph 1 AktG, under which transactions between the Company and a related party having an economic value that (alone or together with transactions with the same related party within the current fiscal year) exceeds 1.5% of the sum of fixed and current assets included in the consolidated financial statements require approval by the Supervisory Board, and Section 111c paragraph 1 AktG requiring publication of certain details of such transactions without undue delay.

Listing of American depositary shares; SEC filings

During the term of the pooling agreement, Fresenius SE has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care AG & Co. KGaA to cause us to, and we have agreed to:

●	maintain the effectiveness of the deposit agreement for the ordinary shares, or a similar agreement, and to assure that the ADSs evidencing the ordinary shares are listed on either the NYSE or the Nasdaq Stock Market;
●	file all reports, required by the NYSE or the Nasdaq Stock Market, as applicable, the Securities Act, the Exchange Act and all other applicable laws;
●	prepare all financial statements required for any SEC filing in accordance with U.S. GAAP or, as permitted by amendments made in 2016, IFRS;
●	on an annual basis, prepare audited consolidated financial statements, and, on a quarterly basis, prepare and furnish to the SEC under cover of a Form 6-K, consolidated financial statements in each case prepared in accordance with U.S. GAAP or, as permitted by amendments made in 2016, IFRS;
●	furnish materials to the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of our ADSs; and
●	make available to the depositary for distribution to holders of our ADSs on an annual basis, a copy of any report prepared by the Supervisory Board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the AktG, or any successor provision. These reports concern the results of the supervisory board’s examination of the management board’s report on our relation with affiliated enterprises.

Term

The pooling agreement will terminate if:

●	Fresenius SE or its affiliates acquire all our voting shares;
●	Fresenius SE’s beneficial ownership of our outstanding share capital is reduced to less than 25%;
●	Fresenius SE or an affiliate of Fresenius SE ceases to own the shares in our general partner Management AG; or
●	we no longer meet the minimum threshold for obligatory registration of our shares or ADSs under Section 12(g)(1) of the Exchange Act and Rule 12g-1 thereunder.

Amendment

FMC AG & Co. KGaA and a majority of the independent directors (as defined in the pooling agreement) on the General Partner’s supervisory board may amend the pooling agreement, provided that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius SE and its affiliates at a general meeting of shareholders approve such amendment.

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

The reporting requirements of Section 16 of the Exchange Act do not apply to the equity securities of a foreign private issuer. Accordingly, the members of our Supervisory Board, and the Management Board and supervisory board of the General Partner are not subject to these requirements with respect to their ownership of or transactions in our shares, and “short-swing” profit recovery is not available with respect to transactions in our shares. As a foreign private issuer, we are exempt from the SEC proxy rules. Therefore, we are also not subject to rules adopted by the SEC in December 2018 that require U.S. domestic public companies to disclose in their proxy statements their practices or policies regarding the ability of their directors, officers or employees (or their respective designees) to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to them as compensation or directly or indirectly held by them. However, our Insider Guideline provides that persons subject to the guideline are discouraged from engaging in such transactions.

In December 2022, the SEC issued final rules requiring disclosure in annual reports whether or not (and if not, why not) a company has adopted insider trading policies and procedures that govern the purchase, sale, or other disposition of the company’s securities by directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules, and regulations. A company that has adopted such policies and procedures will required to disclose such policies and to file its policies as an exhibit to its annual report. The new disclosure and filing requirements apply to both U.S. domestic and foreign private issuers, as do amendments to the SEC’s rule governing securities trading plans that are intended to meet the rule’s conditions for establishing an affirmative defense to insider trading claims, but certain additional disclosure requirements relating to securities trading by corporate insiders apply only to U.S. domestic issuers. In 2022, we revised our prior U.S. and global insider trading policies and combined them into a single global Insider Guideline that sets forth our insider trading policy. The new disclosure and filing requirements and related amendments become effective February 27, 2022, and we expect to file our Insider Guideline as an exhibit to our Form 20-F for 2023.

Certain share issuances

Under the listing rules of the NYSE, the issuance of securities of the same class as the listed class, or of securities convertible into or exchangeable for the listed securities, may require shareholder approval as a condition to the listing of such additional securities on the NYSE. Subject to certain exceptions (including the issuance of shares in public offerings for cash and issuances for cash at a price equal to or exceeding a defined minimum) shareholder approval may be required for issuances to certain related parties and issuances of shares having voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such securities. However, under NYSE policy, such approval is not required for issuances of securities by foreign private issuers if it is not required by the issuer’s home country law and the NYSE receives an opinion of counsel in the issuer’s home jurisdiction. We are, however, bound by NYSE rules requiring shareholder approval of share-based incentive compensation plans as a condition to the listing of shares issuable under such plans.

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

Comparison with U.S. and NYSE governance standards and practices

The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent applicable version of the German Corporate Governance Code is dated April 28, 2022 which became effective June 27, 2022 (German Corporate Governance Code). The German Corporate Governance Code’s governance rules applicable to German corporations are not legally binding. However, companies that do not comply with the German Corporate Governance Code’s recommendations must disclose publicly to what extent and for what reason their practices differ from the recommendations of the German Corporate Governance Code. Under the German Corporate Governance Code, a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual “Declaration of Compliance” with the recommendations of the German Corporate Governance Code, including certain deviations, is posted on our website, www.freseniusmedicalcare.com in the section “Corporate Governance” of the Investor Relations page under “Declaration of Compliance” at www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-of-compliance/, together with our declarations for prior years.

Some of the German Corporate Governance Code’s recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board shall determine specific objectives regarding its composition and shall prepare a profile of skills and expertise for the entire board while taking the principle of diversity into account. Our Supervisory Board has determined concrete objectives for its composition and prepared such a profile of skills and expertise, which is posted on our website at www.freseniusmedicalcare.com/en/about-us/supervisory-board. Proposals by the supervisory board to the general meeting shall take these objectives into account, while simultaneously aiming at fulfilling the overall profile of required skills and expertise of the supervisory board. The objectives regarding its composition shall, inter alia, also take into account potential conflicts of interest. Further, information shall be provided about what the supervisory board regards as the appropriate number of independent supervisory board members, and the names of those members. Our independent Supervisory Board members within the meaning of the German Corporate Governance Code are Mr. Rolf A. Classon, Mr. Gregory Sorensen, MD, Dr. Dorothea Wenzel, Ms. Pascale Witz and Prof. Dr. Gregor Zünd. Similarly, if a substantial and not merely temporary conflict of interest between a company and a member of its supervisory board arises, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board shall serve on the supervisory board. The Company’s Supervisory Board includes four members who also serve on the supervisory board of the General Partner, two of whom serve on our Audit and Governance Committee and are independent under a specific provision of SEC Rule 10A-3 and NYSE rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively) relating to such dual board service. While we are exempt from both the NYSE requirement to have a majority of independent directors on our Supervisory Board, and our Supervisory Board members are exempt from the independence criteria in the NYSE governance rules (other than those in the audit committee rule), our pooling agreement requires that at least one-third (but not less than two) members of the General Partner’s supervisory board be “independent” within the meaning of the pooling agreement. See Item 6.A, “Directors, senior management and employees – Directors and senior management – The General Partner’s Supervisory Board” and “Description of the pooling agreement” above. We are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to directors’ inclusion as board members. However, under the German Corporate Governance Code, the composition of the supervisory board has to ensure that its members collectively have the knowledge, skills, and professional expertise required to properly perform all duties.

Pursuant to the act on the equal participation of women and men in executive positions in private companies, the Supervisory Board is required to define targets for the inclusion of women on the Supervisory Board as well as an adequate implementation period to achieve these targets. By resolution passed on May 9, 2017, the Supervisory Board had set this target at 30% and had defined an implementation period ending on May 9, 2022. By resolution passed on March 15, 2022, the Supervisory Board has set the target that at least 30% and in any case not less than two members of the Supervisory Board shall be women and has defined an implementation period ending on May 9, 2027. With Dr. Dorothea Wenzel and Ms. Pascale Witz serving as members of the Supervisory Board, the Supervisory Board achieved and is also currently achieving the respective target. See Item 6, “Directors, senior management and employees.” Our Management Board includes two female members, although the legislation does not require that companies in our legal form define targets for women’s participation on the Management Board.

The NYSE, on which our ADSs are listed, does not impose specific diversity requirements for boards of directors of NYSE-listed companies, and has noted that in at least one state, laws mandating diversity have been struck down. Rather it has established a Board Advisory Council consisting of the CEOs of 20 NYSE-listed companies (the Council). The Council seeks to encourage voluntary efforts to promote board diversity by identifying talented candidates interested in serving on boards and conducting events to introduce candidates to NYSE-listed companies seeking to expand diversity on corporate boards. The NYSE Board Advisory Council Network maintains a network of diverse potential corporate board candidates across industries, nominated by an NYSE-listed company CEO or Board Advisory Council member.

As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act. The NYSE’s governance rules applicable to U.S. domestic listed companies require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are “independent” as defined in the NYSE’s governance rules. We are exempt from such rules.

In contrast to U.S. practice, with two exceptions, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. This does not apply to us. The AktG provides that the supervisory board of public interest entities in the meaning of the German Commercial Law must establish an audit committee that supervises the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit function as well as the annual auditing, in particular the selection and the independence of the external auditor, the quality of the audit, and the additional services rendered by the external auditor. Most of these functions are also the responsibility of the audit committee under the NYSE and SEC audit committee rules. Our Audit and Corporate Governance Committee within the Supervisory Board, which functions in each of these areas, also serves as our audit committee as required by SEC Rule 10A-3 and the NYSE rules.

In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as adopted to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors. Unlike the SEC Audit Committee Rule, which identifies specific factors that preclude independence, under Rule 10C-1, independence is to be determined considering “all relevant factors.” Under the NYSE rules, foreign private issuers such as FMC AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. While we do not maintain a compensation committee, these functions are carried out by our General Partner’s supervisory board, as a whole, assisted with respect to compensation matters by its Human Resources Committee, which is also responsible for the tasks of a compensation committee to the extent such tasks are not reserved to the supervisory board by law. See Item 6.B, “Directors, senior management and employees – Compensation – The Company’s structure and corporate bodies’ compensation — Management Board members’ compensation” and Item 6.C, “Directors, senior management and employees – Board practices.” The SEC’s new incentive compensation “clawback” rule permits a company to refrain from pursuing recovery of incentive compensation if it would be “impracticable” to do so. The rule requires that the impracticability determination must be made by a company’s independent committee responsible for executive compensation or, in the absence of such a committee, a majority of the independent directors on the company’s board. For foreign private issuers, recovery may be “impracticable” if (in addition to other bases available to all issuers), recovery would violate the issuer’s home country law where that law was adopted prior to November 28, 2022. In such a case, the issuer must obtain an opinion of home country counsel to that effect and provide such opinion to the stock exchange which it is listed. For the reasons stated above, we do not maintain a compensation committee of independent directors and any impracticability determination therefore would be the responsibility of the independent members of the Supervisory Board.

We have also established a nomination committee and the Joint Committee (Gemeinsamer Ausschuss), the latter being a joint committee of Management AG and FMC AG & Co. KGaA.

For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, and the Nomination Committee, see Item 6.C, “Directors, senior management and employees – Board practices.”

Item 16H.Mine safety disclosure

Not applicable.

Item 16I.Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Part III

Item 17.    Financial statements

Not applicable. See Item 18. “Financial statements.”

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

DATE: February 22, 2023

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer, Chair of the Management Board and Acting Chief Financial Officer

By:	/s/ Alexandra Dambeck
Name:	Alexandra Dambeck
Title:	Executive Vice President, Head of Corporate Controlling & Corporate Accounting

Index of financial statements

Audited consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Fresenius Medical Care AG & Co. KGaA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment – EMEA and North America

As described in Notes 1g), 2a) and 11 to the consolidated financial statements, the Company’s consolidated goodwill balance as of December 31, 2022 was €15,791,181k, thereof €13,607,465k related to the group of cash generating units (“CGUs”) that comprise the North America region and €1,414,332k related to the group of CGUs that comprise the EMEA region. To perform the annual impairment test of goodwill, management identified its groups of CGUs and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes. To comply with IFRS to determine possible impairments of these assets, the value in use of each group of CGUs is first compared to the group of CGUs’ carrying amount. In cases where the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs. The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (‘‘WACC’’) specific to that group of CGUs.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment – EMEA and North America is a critical audit matter are (i) the significant judgment by management when determining the value in use of the groups of CGUs and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions related to revenue growth rates, projected operating income, and the pre-tax discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s goodwill impairment assessment process, including controls over assessing the valuation model and the determination of the revenue growth rates, operating income margins and the applied pre-tax discount rate. These procedures also included, among others, comparing the Company’s historical financial forecasted budgets with the actual results, agreeing future cash flows to approved budgets, and performing risk assessment sensitivity analyses over significant assumptions used by management related to revenue growth rates, residual value growth rates, operating income margins and the applied pre-tax discount rate. We also performed substantive procedures to assess the revenue growth rates, residual value growth rates and operating income margins used in the cash flow forecasts by comparing the development of assumptions to underlying documentation, including patient growth expectations. Professionals with specialized skills and knowledge were used to assist in evaluating the Company’s valuation model and the pre-tax discount rate for each group of CGUs.

Business Combination of InterWell Health

As described in note 3 to the consolidated financial statements, on August 24, 2022 (Acquisition Date), the Company completed a business combination among Fresenius Health Partners, Inc. (FHP), the Company’s wholly-owned subsidiary Fresenius Medical Care Holdings, Inc., InterWell Health LLC, and Cricket Health, Inc. (Cricket). The new company, InterWell Topco L.P. (NewCo), will operate under the InterWell Health brand. The contributions of the net assets of InterWell Health LLC and Cricket were accounted for as a business combination in accordance with IFRS 3 in which the Company was identified as the acquirer and InterWell Health LLC and Cricket were identified as acquired companies. NewCo has been consolidated in the Company’s consolidated financial statements as of and for the year ended December 31, 2022. The Company also contributed the business of FHP in exchange for approximately 68% of equity interest in NewCo. Since the Company controlled FHP before the Acquisition Date and controls NewCo post-Acquisition Date, the Company’s contribution of FHP net assets was recorded under common control at their respective carrying values at the Acquisition Date and the resulting reduction of the Company’s interest in FHP was accounted for as an equity transaction. Upon consummation of the business combination described above, the Company holds approximately 75% of NewCo, resulting from the contribution of the Company’s interest in FHP and the transfer of the previously-held equity method investment in InterWell Health LLC. Additionally, and as contemplated in the agreement, the Company also transferred Acumen Physician Solutions, LLC (Acumen) to NewCo shortly after the Acquisition Date, and prior to September 30, 2022, with working capital in the amount of $1,824k (€1,845k as of the date of the transfer agreement). In addition, the Company also granted put options to noncontrolling shareholders with an estimated present value of the redemption amount of $603,469k (€565,787k) at December 31, 2022.

The principal consideration for our determination that performing procedures relating to accounting for InterWell Health is a critical audit matter is the high degree of auditor effort in performing procedures relating to management’s determination that 1) the contribution of FHP and Acumen businesses meet the scope exception of IFRS 3 Business Combinations for businesses contributed under common control and that management will follow the predecessor approach and account for this as an equity transaction; and 2) substantially all of the risk and rewards of the non-controlling interest remain with the minority shareholders allowing management to recognize non-controlling interests within equity.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating the design and operating effectiveness of controls relating to management’s determination of the accounting treatment for the business combination. These procedures also included, among others, assessing the transaction agreements and evaluating whether the contributions of FHP and Acumen, and the recognition of non-controlling interest have been accounted for and disclosed in accordance with the relevant accounting standards.

Frankfurt am Main, Germany

February 22, 2023

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Peter Kartscher	/s/ Holger Lutz
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2020.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of income
in € thousands (THOUS), except per share data
	Note	2022	2021	2020
Revenue:
Health care services		15,418,069	13,876,282	14,114,399
Health care products		3,979,948	3,742,403	3,744,664
	4 a, 26	19,398,017	17,618,685	17,859,063

Costs of revenue:
Health care services		11,854,213	10,637,279	10,575,424
Health care products		2,233,552	1,904,377	1,746,194
		14,087,765	12,541,656	12,321,618

Gross profit		5,310,252	5,077,029	5,537,445

Operating (income) expenses:
Selling, general and administrative	4 b	3,784,634	3,096,132	3,133,780
Research and development	4 c	228,624	220,782	193,774
Income from equity method investees	26	(66,559)	(92,175)	(94,518)
Remeasurement Gain from InterWell Health	3	(148,202)	—	—
Operating income		1,511,755	1,852,290	2,304,409

Other (income) expense:
Interest income	4 f	(67,663)	(73,170)	(41,959)
Interest expense	4 f	360,139	353,599	409,978

Income before income taxes		1,219,279	1,571,861	1,936,390
Income tax expense	4 g	324,954	352,833	500,558
Net income		894,325	1,219,028	1,435,832
Net income attributable to noncontrolling interests		220,920	249,720	271,455
Net income attributable to shareholders of FMC AG & Co. KGaA		673,405	969,308	1,164,377
Basic earnings per share	19	2.30	3.31	3.96
Diluted earnings per share	19	2.30	3.31	3.96

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income
in € THOUS

	Note	2022	2021	2020

Net income		894,325	1,219,028	1,435,832
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	24	22,705	(25,334)	58,166
FVOCI equity investments	24	2,883	37,660	19,439
Actuarial gain (loss) on defined benefit pension plans	16, 24	318,595	(15,781)	4,176
Income tax (expense) benefit related to components of other comprehensive income not reclassified	24	(94,294)	(4,085)	(3,517)
		249,889	(7,540)	78,264
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	24	826,847	1,034,239	(1,359,397)
FVOCI debt securities	24	(44,996)	(9,892)	29,096
Gain (loss) related to cash flow hedges	23, 24	13,583	(1,019)	(188)
Cost of hedging	24	(1,170)	(163)	2,967
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	24	4,849	1,889	(5,797)
		799,113	1,025,054	(1,333,319)
Other comprehensive income (loss), net of tax		1,049,002	1,017,514	(1,255,055)
Total comprehensive income		1,943,327	2,236,542	180,777

Comprehensive income attributable to noncontrolling interests		280,219	339,583	171,810
Comprehensive income (loss) attributable to shareholders of FMC AG & Co. KGaA		1,663,108	1,896,959	8,967

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets
in € THOUS, except share data
	Note	2022	2021

Assets
Cash and cash equivalents	6	1,273,787	1,481,655
Trade accounts and other receivables from unrelated parties	7	3,574,270	3,409,061
Accounts receivable from related parties	5	140,072	162,361
Inventories	8	2,296,214	2,038,014
Other current assets	9	919,112	876,151
Total current assets		8,203,455	7,967,242
Property, plant and equipment	10	4,152,682	4,235,027
Right-of-use assets	21	4,187,126	4,316,440
Intangible assets	11	1,518,677	1,459,393
Goodwill	11	15,791,181	14,361,577
Deferred taxes	4 g	312,679	315,360
Investment in equity method investees		773,724	786,905
Other non-current assets	23	814,590	924,614
Total non-current assets		27,550,659	26,399,316
Total assets		35,754,114	34,366,558
Liabilities
Accounts payable to unrelated parties		813,255	736,069
Accounts payable to related parties	5	118,083	121,457
Current provisions and other current liabilities	12	3,355,144	3,676,875
Short-term debt from unrelated parties	13	665,013	1,178,353
Short-term debt from related parties	13	4,000	77,500
Current portion of long-term debt	14	694,062	667,966
Current portion of lease liabilities from unrelated parties	21	649,844	639,947
Current portion of lease liabilities from related parties	5	23,981	21,631
Income tax liabilities		143,932	137,836
Total current liabilities		6,467,314	7,257,634
Long-term debt, less current portion	14	7,170,734	6,646,949
Lease liabilities from unrelated parties, less current portion	21	3,875,216	3,990,153
Lease liabilities from related parties, less current portion	5	129,722	97,650
Non-current provisions and other non-current liabilities	15	1,183,910	707,563
Pension liabilities	16	514,219	782,622
Income tax liabilities		27,345	36,498
Deferred taxes	4 g	936,475	868,452
Total non-current liabilities		13,837,621	13,129,887
Total liabilities		20,304,935	20,387,521
Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,413,449 issued and outstanding as of December 31, 2022 (December 31, 2021: 293,004,339)	17	293,413	293,004
Additional paid-in capital	17	3,372,799	2,891,276
Retained earnings	17	10,711,709	10,826,140
Accumulated other comprehensive income (loss)	24	(388,468)	(1,311,637)
Total FMC AG & Co. KGaA shareholders’ equity		13,989,453	12,698,783
Noncontrolling interests	17	1,459,726	1,280,254
Total equity		15,449,179	13,979,037
Total liabilities and equity		35,754,114	34,366,558

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows
in € THOUS	For the twelve months ended December 31,
	Note	2022	2021	2020

Operating activities
Net income		894,325	1,219,028	1,435,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	10, 11, 21, 26	1,838,363	1,623,676	1,785,899
Change in deferred taxes, net		(41,471)	67,259	111,104
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(99,268)	44,088	(58,364)
Income from equity method investees		(66,559)	(92,175)	(94,518)
Interest expense, net	4 f	292,476	280,429	368,019
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(76,658)	(100,548)	11,611
Inventories		(204,307)	(48,530)	(355,831)
Other current and non-current assets		154,031	164,201	(178,473)
Accounts receivable from related parties		29,976	(62,649)	60,084
Accounts payable to related parties		(8,726)	19,696	(16,311)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		(348,063)	(383,651)	1,389,928
Income tax liabilities		325,680	313,713	324,455
Received dividends from investments in equity method investees		95,213	58,472	89,419
Paid interest		(350,681)	(341,629)	(379,994)
Received interest		67,663	73,170	41,959
Paid income taxes		(334,615)	(345,052)	(301,663)
Net cash provided by (used in) operating activities		2,167,379	2,489,498	4,233,156
Investing activities
Purchases of property, plant and equipment and capitalized development costs		(723,988)	(854,360)	(1,051,983)
Acquisitions, net of cash acquired, investments and purchases of intangible assets	3, 25	(59,133)	(434,171)	(258,985)
Investments in debt securities	3	(105,641)	(129,081)	(96,401)
Proceeds from sale of property, plant and equipment		36,205	24,424	15,578
Proceeds from divestitures	3, 25	60,161	52,444	14,608
Proceeds from sale of debt securities	3	57,671	144,516	42,241
Net cash provided by (used in) investing activities		(734,725)	(1,196,228)	(1,334,942)
Financing activities
Proceeds from short-term debt from unrelated parties		633,094	1,716,261	213,116
Repayments of short-term debt from unrelated parties		(1,144,751)	(600,484)	(1,304,526)
Proceeds from short-term debt from related parties		84,000	87,946	581,711
Repayments of short-term debt from related parties		(157,500)	(26,766)	(587,180)
Proceeds from long-term debt		986,922	1,244,094	2,120,905
Repayments of long-term debt		(744,620)	(2,083,000)	(1,586,218)
Repayments of lease liabilities from unrelated parties		(752,884)	(675,639)	(683,614)
Repayments of lease liabilities from related parties		(22,268)	(21,315)	(20,185)
Increase (decrease) of accounts receivable facility		94,962	—	(373,840)
Proceeds from exercise of stock options		20,153	6,511	12,653
Purchase of treasury stock	17	—	—	(365,988)
Dividends paid	17	(395,556)	(392,455)	(351,170)
Distributions to noncontrolling interests		(307,417)	(334,844)	(366,277)
Contributions from noncontrolling interests		88,505	55,309	46,586
Net cash provided by (used in) financing activities		(1,617,360)	(1,024,382)	(2,664,027)
Effect of exchange rate changes on cash and cash equivalents		(23,162)	131,228	(160,371)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(207,868)	400,116	73,816
Cash and cash equivalents at beginning of period		1,481,655	1,081,539	1,007,723
Cash and cash equivalents at end of period	6	1,273,787	1,481,655	1,081,539

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders´ equity
in € THOUS, except share data		Ordinary shares		Treasury stock				Accumulated
								other comprehensive income (loss)				Total FMC AG
						Additional		Foreign				& Co. KGaA
		Number of		Number of		paid-in	Retained	currency	Cash flow		Fair value	shareholders’	Noncontrolling
	Note	shares	No par value	shares	Amount	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	—	11,957,913	1,269,324	13,227,237

Proceeds from exercise of options and related tax effects	20	234,796	235	—	—	12,476	—	—	—	—	—	12,711	—	12,711
Purchase of treasury stock	17	—	—	(5,687,473)	(365,988)	—	—	—	—	—	—	(365,988)	—	(365,988)
Withdrawal of treasury stock	17	(11,795,102)	(11,795)	11,795,102	736,490	(724,695)	—	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(351,170)	—	—	—	—	(351,170)	—	(351,170)
Purchase/ sale of noncontrolling interests		—	—	—	—	(22,813)	—	—	—	—	—	(22,813)	(69,132)	(91,945)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(255,772)	(255,772)
Put option liabilities	23	—	—	—	—	—	(24,540)	—	—	—	—	(24,540)	—	(24,540)
Transfer of cumulative gains/losses of equity investments	23	—	—	—	—	—	11,385	—	—	—	(11,385)	—	—	—
Net Income		—	—	—	—	—	1,164,377	—	—	—	—	1,164,377	271,455	1,435,832
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	(1,271,726)	724	13,831	(2,581)	(1,259,752)	(99,645)	(1,359,397)
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	2,030	—	—	2,030	—	2,030
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	2,985	—	2,985	—	2,985
Fair value changes	24	—	—	—	—	—	—	—	—	—	99,327	99,327	—	99,327
Comprehensive income		—	—	—	—	—	—	—	—	—	—	8,967	171,810	180,777
Balance at December 31, 2020		292,876,570	292,877	—	—	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310

Proceeds from exercise of options and related tax effects	20	127,769	127	—	—	5,463	—	—	—	—	—	5,590	—	5,590
Dividends paid	17	—	—	—	—	—	(392,455)	—	—	—	—	(392,455)	—	(392,455)
Purchase/ sale of noncontrolling interests		—	—	—	—	13,183	—	—	—	—	—	13,183	87,289	100,472
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(262,848)	(262,848)
Put option liabilities	23	—	—	—	—	—	(39,574)	—	—	—	—	(39,574)	—	(39,574)
Transfer of cumulative gains/losses of equity investments	23	—	—	—	—	—	33,948	—	—	—	(33,948)	—	—	—
Net Income		—	—	—	—	—	969,308	—	—	—	—	969,308	249,720	1,219,028
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	954,207	(634)	(12,342)	3,145	944,376	89,863	1,034,239
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	(775)	—	—	(775)	—	(775)
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(11,374)	—	(11,374)	—	(11,374)
Fair value changes	24	—	—	—	—	—	—	—	—	—	(4,576)	(4,576)	—	(4,576)
Comprehensive income		—	—	—	—	—	—	—	—	—	—	1,896,959	339,583	2,236,542
Balance at December 31, 2021		293,004,339	293,004	—	—	2,891,276	10,826,140	(982,506)	(9,115)	(369,998)	49,982	12,698,783	1,280,254	13,979,037

Proceeds from exercise of options and related tax effects	20	409,110	409	—	—	19,996	—	—	—	—	—	20,405	—	20,405
Dividends paid	17	—	—	—	—	—	(395,556)	—	—	—	—	(395,556)	—	(395,556)
Transactions with noncontrolling interests without loss of control	17	—	—	—	—	461,527	—	—	—	—	—	461,527	29,639	491,166
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	—	—	142,310	142,310
Contributions from/ to noncontrolling interests	17	—	—	—	—	—	—	—	—	—	—	—	(272,696)	(272,696)
Put option liabilities	3, 23	—	—	—	—	—	(458,814)	—	—	—	—	(458,814)	—	(458,814)
Transfer of cumulative gains/losses of equity investments	23	—	—	—	—	—	66,534	—	—	—	(66,534)	—	—	—
Net Income		—	—	—	—	—	673,405	—	—	—	—	673,405	220,920	894,325
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	775,296	(723)	(10,061)	3,036	767,548	59,299	826,847
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	9,211	—	—	9,211	—	9,211
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	224,533	—	224,533	—	224,533
Fair value changes	24	—	—	—	—	—	—	—	—	—	(11,589)	(11,589)	—	(11,589)
Comprehensive income		—	—	—	—	—	—	—	—	—	—	1,663,108	280,219	1,943,327
Balance at December 31, 2022		293,413,449	293,413	—	—	3,372,799	10,711,709	(207,210)	(627)	(155,526)	(25,105)	13,989,453	1,459,726	15,449,179

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

1.The Company, basis of presentation and significant accounting policies

The Company

Fresenius Medical Care AG & Co. KGaA (FMC AG & Co. KGaA or the Company), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany, is the world’s leading provider of products and services for individuals with renal diseases based on publicly reported revenue and number of patients treated. The Company provides dialysis and related services for individuals with renal diseases as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment and acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these notes, “FMC AG & Co. KGaA,” the “Company” or the “Group” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG which is FMC AG & Co. KGaA’s general partner and is wholly owned by Fresenius SE. “Management Board” refers to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of FMC AG & Co. KGaA. The term “North America Segment” refers to the North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to the Asia-Pacific operating segment, and the term “Latin America Segment” refers to the Latin America operating segment. For further discussion of the Company’s operating and reportable segments, see note 26.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), using the euro as the Company’s reporting and functional currency. At December 31, 2022, there were no IFRS or IFRS Interpretations Committee (IFRS IC) interpretations as endorsed by the European Union relevant for reporting that differed from IFRS as issued by the IASB.

The Company is included in the IFRS consolidated financial statements of Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, pursuant to Section 315e of the German Commercial Code (HGB), published in the Federal Gazette and drawn up for the smallest circle of companies. The consolidated financial statements for the largest circle of companies are drawn up by Fresenius Management SE, Bad Homburg v. d. Höhe, and also published in the Federal Gazette.

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

The consolidated balance sheets contain all information required to be disclosed by IAS 1, Presentation of Financial Statements (IAS 1) and is classified on the basis of the liquidity of assets and liabilities. The consolidated statements of income are classified using the cost-of-sales accounting format.

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in its Argentine, Lebanese and Turkish subsidiaries due to inflation in these countries. The table below details the date of initial application of IAS 29 and the specific inputs used to calculate the loss on net monetary position on a country-specific basis for the year ended December 31, 2022. The hyperinflationary accounting effects of the initial application on the opening balance sheet are presented within accumulated other comprehensive income (loss) related to foreign currency translation, in the amount of €22,919, and ongoing re-translation effects of comparative amounts are recorded in other comprehensive income (loss) within the Company’s consolidated financial statements. The impacts of applying IAS 29 were not significant in all years presented. The subsequent gains or losses on net monetary position are recorded in selling, general and administrative expense within the Company’s consolidated statements of income and within other current and non-current assets within the Company’s consolidated statements of cash flows.

Inputs for the calculation of losses on net monetary positions

	Argentina	Lebanon	Turkiye

Date of IAS 29 initial application	July 1, 2018	December 31, 2020	June 30, 2022
Consumer price index	National Institute of Statistics & Censuses	Central Administration of Statistics	Turkish Statistical Institute
Index at December 31, 2022	1,134.6	2,045.46	1,128.45
Calendar year increase	95%	122%	64%
Loss on net monetary position in € THOUS	39,056	121	7,384

In the consolidated statements of shareholders’ equity, the Company started presenting transactions with noncontrolling interests without a loss of control separately from changes in noncontrolling interests due to changes in the consolidation group primarily related to an increase in noncontrolling interests resulting from the business combination completed among Fresenius Health Partners, Inc. (FHP), InterWell Health LLC, and Cricket Health, Inc. (Cricket) (for further information on this business combination, see note 3). Previously, these changes in noncontrolling interests were combined within the line item “Purchase/sale of noncontrolling interests” due to immateriality.

At the end of February 2022, Russia invaded Ukraine (Ukraine War), triggering sanctions by various countries against Russia. The resulting uncertainties led to a further deterioration in the macroeconomic environment for 2022, resulting in accelerating inflationary developments, supply chain disruptions and capital market volatility. These developments, combined with complications in the labor market, in particular in the United States (U.S.), had a negative impact on the Company’s operations, specifically within health care services revenue and costs of revenues as well as selling, general & administrative expenses, with related effects flowing through to net income. The Company continues to monitor the situation. As of December 31, 2022, the Company’s assets in Russia and Ukraine totaled less than 1% of the Company’s total assets.

At February 21, 2023, the Management Board authorized the consolidated financial statements for issue and passed them through to the Supervisory Board for review and authorization.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Significant accounting policies

a)Principles of consolidation and composition of the group

The financial statements of consolidated entities have been prepared using uniform accounting methods in accordance with IFRS 10, Consolidated Financial Statements (IFRS 10). Acquisitions of companies are accounted for under the acquisition method.

Besides FMC AG & Co. KGaA, the consolidated financial statements include all material subsidiaries according to IFRS 10 over which the Company has control. FMC AG & Co. KGaA controls an entity if it has power over the entity through existing rights that give the Company the current ability to direct the activities that significantly affect the entity’s return. In addition, the Company is exposed to, or has rights to, variable returns from the involvement with the entity and the Company has the ability to use its power over the entity to affect the amount of the Company’s return.

The equity method is applied in accordance with IAS 28, Investments in Associates and Joint Ventures (IAS 28). Generally, equity method investees are entities in which FMC AG & Co. KGaA, directly or indirectly, holds 50% or less of the voting power and can exercise significant influence over their financial and operating policies. While the Company’s investment in Vifor Fresenius Medical Care Renal Pharma Ltd. makes up a large portion of its equity method investees, there are no investments in equity method investees that are individually material to the Company.

Acquisitions of companies are accounted for in accordance with IFRS 3, Business Combinations (IFRS 3) at the date of acquisition. Initially, all identifiable assets and liabilities of subsidiaries as well as the noncontrolling interests are recognized at their fair values. The cost is then compared with the fair value of the assets acquired and liabilities assumed. Any remaining balance is recognized as goodwill and is tested at least once a year for impairment. Generally, adjustments made to the fair value of identifiable assets and liabilities subsequent to final purchase price allocation are recognized immediately in profit or loss.

Intercompany revenues, expenses, income, receivables, payables, accruals, provisions and commitments and contingencies, are eliminated. Profits and losses on items of property, plant and equipment and inventory acquired from other group entities are also eliminated.

Deferred tax assets and liabilities are recognized on temporary differences resulting from consolidation procedures.

Noncontrolling interest (NCI) is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent and is recognized at its fair value at the date of first consolidation using the full goodwill method. Profits and losses attributable to the noncontrolling interests are separately disclosed in the consolidated statements of income. Summarized financial information relating to our U.S.-based subsidiary, InterWell Topco L.P. (NewCo), in which the noncontrolling interests hold 17% and 8%, respectively, can be found in note 3. The book value of these noncontrolling interests at December 31, 2022 was $188,008 (€176,269).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company writes put options on certain noncontrolling interests. A portion of these put options relate to dialysis clinics in which nephrologists or nephrology groups own an equity interest. In addition, as part of the transaction with Cricket, and InterWell Health LLC, the Company also granted put options to minority shareholders of the newly created value-based kidney care entity (see note 3 for further information). Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, the put options represent a long-term investment into a dialysis clinic for the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32, Financial Instruments: Presentation (IAS 32) paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The put option liability is recorded in other current provisions and other current liabilities and other non-current provisions and other non-current liabilities at present value of the redemption amount at the balance sheet date. The Company believes the accounting treatment of the changes to the put option liability under IFRS to this date has not been finally clarified. In the absence of IFRS guidance specifically applicable to the accounting for put options on NCI, the Company, in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8) paragraph 10, applied the present access method. According to the present access method, NCI are recorded in equity when the risks and rewards of ownership reside with the NCI holders. The initial recognition of the put option liability, as well as valuation differences, is recorded in equity with no impact to the income statement (see note 1 h)). This presentation results in information that is relevant to the economic decision-making needs of users and to provide reliable financial information as the Company considers these NCI with written put options as equity holders and accordingly attributes net income to NCI. For further information regarding the valuation of the put option liabilities, see note 23.

The consolidated financial statements for 2022 include FMC AG & Co. KGaA as well as 2,346 companies (2021: 2,343). In 2022, 79 companies were accounted for by the equity method (2021: 50), 68 companies were first-time consolidations (2021: 90) and 27 companies were deconsolidated (2021: 52).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The principal subsidiaries of the Company are those with the most significant contribution to the Company’s revenue, net income or net assets. The Company’s interest in these subsidiaries for the years ended December 31, 2022 and 2021 are listed in the table below:

Principal subsidiaries
Name	Country	Main activity	Ownership

Fresenius Medical Care (FMC) Argentina S.A.	Argentina	Provision of health care services	100%
		Sale of health care products
FMC Australia Pty. Ltd.	Australia	Provision of health care services	100%
		Sale of health care products
FMC Colombia S.A.	Colombia	Provision of health care services	100%
		Sale of health care products
FMC Deutschland GmbH	Germany	Sale of health care products	100%
		Production of health care products
		Research and development
FMC France S.A.S.	France	Sale of health care products	100%
FMC GmbH	Germany	Sale of health care products	100%
FMC Holdings, Inc.	USA	Provision of health care services	100%
		Sale of health care products
		Production of health care products
		Research and development
FMC Italia S.p.A.	Italy	Sale of health care products	100%
FMC Korea Ltd.	South Korea	Sale of health care products	100%
FMC Ltda.	Brazil	Sale of health care products	100%
FMC Shanghai Ltd.	China	Sale of health care products	100%
FMC (U.K.) Ltd.	United Kingdom	Provision of health care services	100%
		Sale of health care products
		Production of health care products
National Medical Care of Spain, S.A.U.	Spain	Provision of health care services	100%
NephroCare Portugal, S.A.	Portugal	Provision of health care services	100%
		Sale of health care products
JSC Fresenius SP	Russian Federation	Provision of health care services	100%
		Sale of health care products

The complete list of participations in affiliated and associated companies of FMC AG & Co. KGaA will be submitted to the Federal Gazette and the electronic companies register.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For 2022, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

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

b)Cash and cash equivalents

Cash and cash equivalents comprise cash funds and all short-term investments (measured at fair value through profit and loss) with original maturities of up to three months. Short-term investments are highly liquid and readily convertible into known amounts of cash. The risk of changes in value is insignificant.

c)Trade accounts and other receivables from unrelated parties

Trade accounts and other receivables from unrelated parties are recognized initially at fair value and subsequently at amortized cost. For information regarding expected credit losses, see note 2 c).

d)Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see note 8). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead and applicable depreciation charges.

e)Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Maintenance and repair costs (day-to-day servicing) are expensed as incurred. The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing parts and major inspections if it is probable that the future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 4 to 50 years for buildings and improvements with a weighted average life of 15 years and 3 to 19 years for machinery and equipment with a weighted average life of 11 years. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment.

f)Leases

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

g)Intangible assets and goodwill

Intangible assets such as non-compete agreements, technology, distribution agreements, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer relationships and emission certificates are recognized and reported apart from goodwill (see note 11). If acquired, those intangible assets are recorded at estimated fair value at the date of the acquisition. Patient relationships, however, are not reported as separate intangible assets due to the missing contractual basis but are part of goodwill.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Expenditures related to application software, either hosted by the Company or within a software as a service arrangement, that fully meet the criteria for the recognition of an intangible asset set out in IAS 38, Intangible Assets (IAS 38) are capitalized as intangible assets.

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

Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful lives which, on average, are 7 years. Technology is amortized over its average useful lives of 12 years. Internally developed intangibles are amortized on a straight-line basis over their average useful lives of 6 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful lives which on average is 12 years. Customer relationships are amortized over their average useful lives of 16 years. All other intangible assets are amortized over their weighted average useful lives of 7 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment (see note 1 o)).

To perform the annual impairment test of goodwill, the Company identified its groups of cash generating units (CGUs) and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes.

One group of CGUs was identified in each of the Company’s operating segments. For the purpose of goodwill impairment testing, all corporate assets and liabilities are allocated to the groups of CGUs. At least once a year, the Company compares the recoverable amount of each group of CGUs to the group of CGUs’ carrying amount. The recoverable amount is defined as the higher of the value in use or the fair value less cost of disposal of a group of CGUs. In the first step, the value in use of the group of CGUs is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the group of CGUs. In case that the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the goodwill.

For further information see note 2 a).

h)Financial instruments

The Company classifies its financial instruments in accordance with IFRS 9 in the following measurement categories: at amortized cost, at fair value through profit and loss (FVPL) and at fair value through other comprehensive income (FVOCI).

Financial assets are classified depending on the business model in which the financial assets are held and the contractual terms of the cash flows. Financial assets are only reclassified when the business model for managing those assets changes. During the reporting period, no financial instruments were reclassified. Purchases and sales of financial assets are recognized or derecognized on the trading date. The Company makes use of the fair value option, which allows financial instruments to be classified at FVPL upon initial recognition, in very rare cases. At initial recognition financial assets and financial liabilities are measured at fair value. Subsequent measurement is either at cost, FVPL or FVOCI.

In general, financial liabilities are classified and subsequently measured at amortized cost, with the exception of contingent consideration resulting from a business combination, put option liabilities as well as derivative financial liabilities.

Investments in equity instruments are recognized and subsequently measured at fair value. The Company’s equity investments are not held for trading. In general, changes in the fair value of equity investments are recognized in the income statement. However, at initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic equity investments in other comprehensive income (loss) (OCI).

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

Derivative financial instruments which primarily include foreign currency forward contracts are recognized as assets or liabilities at fair value in the balance sheet (see note 23). From time to time, the Company may enter into other types of derivative instruments, such as interest rate swaps, which are dealt with on a transaction by transaction basis.

Changes in the fair value of derivative financial instruments designated and qualifying as cash flow hedges are recognized in accumulated OCI (AOCI) in shareholders’ equity. The Company only designated the change in fair value of the spot element of foreign exchange forward contracts as the hedging instrument in cash flow hedging relationships and uses a hedge ratio for designated risks of 1:1. The forward elements are separately accounted for as cost of hedging in a separate component within AOCI. The ineffective portion of cash flow hedge is recognized in the income statement.

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

From time to time, the Company enters into derivatives (particularly interest rate swaps and, to a certain extent, interest rate options) to protect against the risk of rising interest rates. When applicable, these interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, maturities and the notional amounts. As applicable, the effective portion of gains and losses of derivatives designated as cash flow hedges is deferred in AOCI; the amount of gains and losses reclassified from AOCI are recorded in interest income and interest expenses.

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

i)Impairment of financial assets

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

j)Foreign currency translation

For purposes of these consolidated financial statements, the euro is the reporting currency. The requirement to report in euro arises from Section 315e HGB and Section 244 HGB. Substantially all assets and liabilities of foreign subsidiaries that use a functional currency other than the euro are translated at year-end exchange rates, while profit and loss positions are translated at average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in AOCI. In addition, the translation adjustments of certain intercompany borrowings, which are of a long-term nature, are reported in AOCI. Transactions in foreign currencies recorded by subsidiaries are accounted for at the prevailing spot rate on the date of the respective transaction. Foreign exchange gains and losses resulting from the settlement of such transactions are generally recognized in profit and loss. Financial instruments denominated in a foreign currency are revalued at the spot rate as of the date of the consolidated statement of financial position. On the disposal of a foreign operation, all of the foreign currency translation differences accumulated in AOCI in respect of that disposed operation are reclassified to the consolidated statements of income. On a partial disposal of a subsidiary that includes a foreign operation that does not result in the loss of control over the subsidiary, the proportionate share of accumulated foreign currency translation differences is re-attributed to noncontrolling interests.

The exchange rates of the U.S. dollar affecting foreign currency translation developed as follows:

Exchange rates

	December 31, 2022	December 31, 2021	2022	2021	2020
	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.93756	0.88292	0.94962	0.84549	0.87550

k)Revenue recognition

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

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the Company concludes that the consideration is variable (implicit price concession) and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions based primarily upon past collection history. Upon receipt of new information relevant for the determination of the implicit price concession, the Company constrains, or adjusts the constraints for the variable consideration of the transaction price.

The Company has entered into sub-capitation and other shared savings arrangements with certain payors to provide care to certain End-Stage Kidney Disease (ESKD) and chronic kidney disease patients. Under these arrangements, a baseline per patient per month amount is established. If the Company provides complete care for less than the baseline, it retains the difference. If the cost of complete care exceeds the baseline, the Company may owe the payor the difference.

In the U.S., the Company generates revenue from insurance contracts in accordance with IFRS 4, Insurance Contracts (IFRS 4). Insurance premium revenue is recognized as earned each month and risk adjustments are offset against revenue.

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

A portion of dialysis product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease and the customer agrees to purchase a minimum number of related treatment disposables, FMC AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables upon transfer of control with revenue for the use of dialysis machines recognized straight-line over the term of the lease contract. When there is no such agreement that the customer purchases a minimum number of related treatment disposables, revenue is recognized only on the sale of disposables unless the timing of the first purchase order of related treatment disposables justifies a combination of contracts according to IFRS 15.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

l)Capitalized interest

The Company includes capitalized interest as part of the cost of the asset if it is directly attributable to the acquisition, construction or manufacture of qualifying assets. For the fiscal years 2022, 2021 and 2020, interest of €2,240, €4,167 and €4,963, based on an average interest rate of 4.52%, 2.89% and 3.67%, respectively, was recognized as a component of the cost of assets.

m)Research and development expenses

Research is the original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge. Development is the technical and commercial implementation of research results and takes place before the start of commercial production or use. Research costs are expensed as incurred. Development costs that fully meet the criteria for the recognition of an intangible asset, as set out in IAS 38, are capitalized and are primarily development projects related to dialysis machines and peritoneal dialysis cyclers. Such costs are capitalized when the Company’s commitment to finalize the project has been formalized and approved by management, the design input of the project or machine has been finalized and, based on experience with similar projects, the Company has determined that technical feasibility has been achieved and future economic benefits are probable.

n)Income taxes

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

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. A deferred tax asset is recognized to the extent that the utilization of parts or all of it is probable because sufficient taxable profit will be available (see note 4 g). The determination of future taxable income is based on assumptions on future market conditions and future profits of FMC AG & Co. KGaA and considers all currently available information as well as the level of historical taxable income. In addition, the determination of the recoverable amount of deferred tax assets considers implemented tax strategies.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

o)Impairment

The Company reviews the carrying amount of its property, plant and equipment, its intangible assets with definite useful lives, its right-of-use assets as well as other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the asset’s recoverable amount in accordance with IAS 36, Impairment of Assets (IAS 36). The fair value less cost of disposal of an asset is estimated as its net realizable value. The value in use is the present value of future cash flows expected to be derived from the relevant asset. If it is not possible to estimate the future cash flows from the individual assets, impairment is tested on the basis of the corresponding group of CGUs.

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

p)Debt issuance costs

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. Debt issuance costs related to undrawn credit facilities are presented in Other assets. These costs are amortized over the term of the related obligation or credit facility.

For further information see note 14.

q)Self-insurance programs

See note 2 d).

r)Concentration of risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment as well as providing other health care services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental health care programs administered by the U.S. government, were approximately 26%, 27%, and 32% of the Company’s worldwide revenues in 2022, 2021 and 2020, respectively.

See note 2 c) for concentration risks of debtors or group of debtors as well as note 8 for discussion of suppliers with long-term purchase commitments.

s)Legal contingencies

See note 2 b).

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

u)Earnings per share

Basic earnings per share is calculated in accordance with IAS 33, Earnings per Share (IAS 33). Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued. For the calculation of basic earnings per share, treasury stock is not considered outstanding and is therefore deducted from the number of shares outstanding.

Equity-settled awards granted under the Company’s stock incentive plans (see note 20) are potentially dilutive equity instruments.

v)Treasury stock

The Company may, from time to time, acquire its own shares (Treasury Stock) as approved by its shareholders. The acquisition, sale or retirement of its Treasury Stock is recorded separately in equity. The value of such Treasury Stock is shown as a reduction of the Company’s equity.

w)Employee benefit plans

Pension obligations for post-employment benefits are measured in accordance with IAS 19, Employee Benefits (IAS 19), using the projected unit credit method, taking into account future salary and trends for pension increase.

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

x)Share-based plans

The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity instruments granted to the Management Board and executive employees of the Company and its subsidiaries by FMC AG & Co. KGaA is measured in accordance with IFRS 2, Share-based Payment (IFRS 2) using the binomial option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions, as defined in the respective plan terms, a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

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

y)Government grants

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

The Company and its patient population continued to be impacted by severe acute respiratory syndrome coronavirus 2 (COVID-19). See note 4 h) for further details.

z)Impacts of climate change on accounting

The Company continually analyzes potential sustainability risks in the areas of climate change and water scarcity. In both areas, the Company has not identified any significant risks for its business model. Therefore, the Company does not currently expect any material impact of sustainability risks on the accounting in 2022.

aa)Recent pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the year ended December 31, 2022 in conformity with IFRS that have to be applied for fiscal years beginning on January 1, 2022. For the year ended December 31, 2022, there were no recently implemented accounting pronouncements that had a material effect on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. In June 2020 and December 2021, further amendments were published. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Based on an assessment performed during 2022, the Company believes that the premium allocation approach under IFRS 17 is the most appropriate measurement model. On initial recognition of the liability for incurred claims, the estimation and valuation process remains unchanged as compared to the application of IFRS 4. Regarding the measurement of the liability for the remaining coverage, the liability is equal to the premiums received less any insurance acquisition cash flows. The Company does not consider the effects and time value of money when measuring the liability for the remaining coverage, as the related cash flow are expected to be paid or received in one year or less from the date the claims are incurred. The Company will apply the modified retrospective approach at the transition. Insurance premium revenues are currently recognized based on the passage of time, therefore the pattern of revenue recognition will not change upon the application of IFRS 17.

The Company does not expect that IFRS 17 will have a material impact on its consolidated financial statements. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2.Significant judgments and sources of estimation uncertainties

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

a)Recoverability of goodwill and intangible assets

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, technology and customer relationships as well as licenses and distribution agreements. In addition, the Company recognizes internally developed intangible assets related to research and development and software development projects. At December 31, 2022, the carrying amount of goodwill and non-amortizable intangible assets amounted to €16,066,642 (€14,588,180 at December 31, 2021) representing approximately 45% and 42% of the Company’s total assets at December 31, 2022 and 2021, respectively.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (‘‘WACC’’) specific to that group of CGUs. The Company’s WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each group of CGUs, until they are appropriately integrated as well as country-specific risks identified within a group of CGUs. In 2022, the Company’s WACC was impacted by the world-wide prevailing increase of interest rates as well as the impact of increased macro-economic uncertainties on country risk rates and other WACC parameters. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In 2022, the estimates were largely impacted by the further deterioration of the macroeconomic environment, including complications in the labor market, in particular in the U.S., as discussed in note 1, above. The key assumptions represent management’s assessment of future trends and have been based on historical data from both external and internal sources. In determining discounted cash flows for every group of CGUs, the Company utilizes its three-year budgets, projections for years four to ten and a representative growth rate for all remaining years. In 2022, the projections for the first three years were prepared based on the status of current initiatives without considering any growth and improvement from initiatives which have not commenced related to the transformation of the Company’s operating structure and steps to achieve cost savings (FME25 Program). Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services.

The annual impairment test performed as of October 1, 2022 did not result in an impairment.

The market capitalization of the Company decreased by 46% to €8,969,649 as of December 31, 2022, from €16,742,268 as of December 31, 2021. Total FMC AG & Co. KGaA shareholders’ equity increased by 10% to €13,989,453 as of December 31, 2022, from €12,698,783 as of December 31, 2021, driven primarily by an increase in other comprehensive income (loss), including foreign currency translation effects in the amount of €826,847 and an actuarial gain recognized (mainly attributable to adjustments to the discount rate for pension liabilities). In consideration of this decline in market capitalization and an increase in interest rates, the Company performed an impairment test as of December 31, 2022, in addition to the annual impairment test as of October 1, 2022. WACC parameters were updated and the residual value growth rate of the Asia-Pacific CGU was reduced from 4% to 1% in this additional goodwill impairment test performed as of December 31, 2022, while all other CGU residual value growth rates and cash flow projections remained unchanged as compared to the annual impairment test performed as of October 1, 2022. The goodwill impairment test performed as of December 31, 2022 did not result in any impairment.

The following table shows the key assumptions of value-in-use calculations:

Key assumptions (1)
in %
	North America		EMEA		Asia-Pacific (2)		Latin America (2)
	2022	2021	2022	2021	2022	2021	2022	2021
Average revenue growth in ten year projection period	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit
Average EBIT growth in ten year projection period	high-single-digit	mid-single-digit	high-single-digit	mid-single-digit	mid-single-digit	mid-single-digit	low-double-digit	low-double-digit
Residual value growth	1.00	1.00	1.00	1.00	1.00	4.00	1.60	1.60
Pre-tax WACC	8.05	5.78	10.44	7.14	8.76	5.34	12.37 - 26.14	10.62 - 19.87
After-tax WACC	6.39	4.58	8.08	5.23	6.38	4.91	8.94 - 22.71	7.00 - 16.25
(1)	The Company’s key assumptions are presented based upon the goodwill impairment tests performed as of December 31, 2022 and October 1, 2021.
(2)	There are no reasonably possible changes in assumptions that would lead to an impairment in these groups of CGUs.

An overview of the carrying amounts of goodwill and intangibles with indefinite useful life for each group of CGUs is shown in note 11.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

A prolonged downturn in the health care industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing health care services and for procuring and selling health care products or a significant increase of mortality of patients with chronic kidney diseases which may be attributable to COVID-19 have and could continue to adversely affect the Company’s estimated future cash flows. Future adverse changes in a cash-generating unit’s economic environment of a group of CGUs could affect the country specific risk rate and therefore the discount rate. Equally an increase of the general interest rate level could affect the base rate and therefore the discount rate. A decrease in the estimated future cash flows and/or a decline in the cash-generating units economic environment could result in impairment charges to goodwill and other intangible assets with indefinite useful life which could materially and adversely affect the Company’s future financial position and operating results.

Additionally, the recoverable amount of the North America group of CGUs and the EMEA group of CGUs exceeded the carrying amount by €2,451,097 and €1,071,196, respectively, as of December 31, 2022 (2021: €17,109,467 and €1,956,852, respectively). The following table shows the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Sensitivity analysis (1)
Change in percentage points	North America		EMEA
	2022	2021	2022	2021
Pre-tax WACC	0.71	3.82	2.11	2.95
After-tax WACC	0.56	2.91	1.56	2.09
Operating income margin of each projection year	(0.97)	(5.22)	(2.50)	(3.49)

(1)The sensitivity analysis is based upon the goodwill impairment tests performed as of December 31, 2022 and October 1, 2021.

In 2020, as a result of the annual impairment test of goodwill, the Latin America group of CGUs recognized an impairment of goodwill in the amount of €193,978 and trade names in the amount of €490 to reduce the carrying amount of goodwill and trade names (together the Impairment Loss in the Latin America Segment). The impairment was driven by a macro-economic downturn and increasing risk adjustment rates for certain countries in Latin America.

b)Legal contingencies

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

c)Trade accounts and other receivables from unrelated parties and expected credit losses

Trade accounts and other receivables from unrelated parties are a substantial asset of the Company and the expected credit losses are based upon a significant estimate made by management. Trade accounts and other receivables from unrelated parties were €3,574,270 and €3,409,061 at December 31, 2022 and 2021, respectively, net of expected credit losses of €168,681 at December 31, 2022 and €163,929 at December 31, 2021.

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

If, in addition to the Company’s existing expected credit losses, 1% of the gross amount of the Company’s trade accounts and other receivables from unrelated parties as of December 31, 2022 were uncollectible through either a change in the Company’s estimated contractual adjustment or revised estimate of the collectability, the Company’s operating income for 2022 would have been reduced by approximately 2.5%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the portion of major debtors or debtor groups of trade accounts and other receivables from unrelated parties as of December 31, 2022 and 2021. Other than U.S. Medicare and Medicaid, no single debtor accounted for more than 5% of total trade accounts and other receivables from unrelated parties in either of these years.

Composition of trade accounts and other receivables from unrelated parties in %
	December 31,
	2022	2021

U.S. Government health care programs	31%	32%
U.S. commercial payors	18%	15%
U.S. hospitals	5%	4%
Self-pay of U.S. patients	2%	2%
Other North America Segment payors	2%	3%
Product customers and health care payors outside the North America Segment	42%	44%
Total	100%	100%

d)Self-insurance programs

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

e)Level 3 financial instruments

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

f)Income taxes

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

g)Business combinations

The Company measures the noncontrolling interest in an acquisition at fair value using the full goodwill method and classifies costs related to its business combinations within general and administrative expense. In determining whether an intangible asset related to a business combination is identifiable and should be separated from goodwill, significant judgment is required. Additionally, estimation of the acquisition-date fair values of identifiable assets acquired and liabilities assumed also involves significant judgment. The applicable measurements and inputs used in this estimation (including revenue growth rates, gross profit margin adjusted for synergy assumptions associated with manufacturing savings and the discount rate) are based upon information available at the acquisition date using expectations and assumptions that management deems reasonable. Such judgments, estimates and assumptions could materially affect the Company’s business, results of operations and financial condition, primarily due to:

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

h)COVID-19

Due to the global implications of the COVID-19 pandemic as well as an increase in mortality of patients with chronic kidney diseases and an increase in persons experiencing renal failure, management judgments and estimates are subject to increased uncertainty. Actual amounts may differ from judgments and estimates made by management and changes could have a material impact on the Company’s consolidated financial statements. The Company included all available information on the expected economic developments and country-specific governmental mitigation measures when updating its judgments and estimates. This information was also included in the analysis of the recoverability and collectability of assets.

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

i)Leases and interest rate determination

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The lease term is determined as the non-cancellable period of a lease, together with periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. During the “reasonably certain” assessments, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise, or not to exercise, an option, including any expected changes in facts and circumstances (e.g., contract-, object-, entity- or market-specific factors) from the commencement date until the exercise date of the option. Other examples of considered terms are termination penalties or costs relating to the termination of the lease, such as negotiation costs, relocation costs, costs of identifying another lease asset suitable for the Company’s needs, costs of integrating a new asset into the Company’s operations and termination penalties and similar costs, including costs associated with returning the underlying asset in a contractually specified condition or to a contractually specified location. Additionally, the Company’s historical practice regarding the period over which it has typically used particular types of assets, and its economic reasons for doing so, is also relevant. Unrecognized extension options are shown as potential future cash outflows (see note 21).

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

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee. Under the terms of these leases, the Company has the option to remarket the underlying leased properties to satisfy its residual value guarantee obligations at the end of the lease term. At the end of each reporting period, the expected residual values are compared to the estimated fair market value of the underlying leased assets utilizing third-party valuations. For additional information regarding residual value guarantees in certain lease contracts, see note 22.

3.Acquisitions, business combinations, investments (including debt securities), purchases of intangible assets, divestitures and sale of debt securities

The Company completed acquisitions, investments (including debt securities) and the purchase of intangible assets in the amount of €745,998, €628,411 and €406,644 in 2022, 2021 and 2020, respectively. In 2022, €164,774 was paid in cash and €581,224 were assumed obligations and non-cash consideration. In 2021, €563,252 was paid in cash and €65,159 were assumed obligations and non-cash consideration. In 2020, €355,386 was paid in cash and €51,258 were assumed obligations and non-cash consideration.

Acquisitions

The Company made acquisitions of €570,698, €389,965 and €265,612 in 2022, 2021 and 2020, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. Due to cash acquired as a result of the InterWell Health business combination discussed below, the Company received €10,526 in cash for acquisitions and assumed obligations or provided non-cash consideration in the amount of €581,224 in 2022. In 2021, €324,806 was paid in cash and €65,159 were assumed obligations and non-cash consideration. In 2020, €214,836 was paid in cash and €50,776 were assumed obligations and non-cash consideration.

In 2022, the Company’s acquisition activities mainly included the business combination of InterWell Health, discussed below, as well as the acquisition of dialysis clinics and other health care service facilities in the normal course of operations. In 2021 and 2020 the Company’s acquisition spending was driven primarily by the purchase of dialysis clinics.

Impacts on consolidated financial statements from acquisitions

The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company’s financial statements and operating results from the effective date of acquisition. The measurement period adjustments from the previous year’s acquisitions did not have a significant impact on the consolidated financial statements in 2022.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €705,524 and €444,835 at December 31, 2022 and 2021, respectively.

The purchase price allocations for all collectively and individually non-material acquisitions for 2022 are not yet finalized. The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocations, primarily related to property, plant and equipment, intangible assets, accounts receivable and other liabilities. In 2022, based on preliminary purchase price allocations, the Company recorded €705,524 of goodwill and €54,909 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the established streams of future cash flows for these acquisitions.

Business combinations during 2022 decreased the Company’s net income attributable to shareholders of FMC AG & Co. KGaA (Net Income) by €14,889, excluding the costs of the acquisitions, and revenue increased by €16,988. Total assets increased €653,860 mainly due to business combinations, including the previously held equity method investment in InterWell Health LLC, discussed below.

Business combination of InterWell Health

On August 24, 2022 (Acquisition Date), the Company completed a business combination among FHP, the value-based care division of the Company’s wholly-owned subsidiary Fresenius Medical Care Holdings, Inc., with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket, a U.S. provider of value-based kidney care with a patient engagement and data platform. The transaction was completed after regulatory approval was received in the U.S. and other customary closing conditions were satisfied. The new company, NewCo, will operate under the InterWell Health brand.

This business combination was conducted as a non-cash transaction. Under the terms and conditions of this business combination, Cricket contributed all of its net assets in exchange for approximately 17% of the equity interest in NewCo. The fair value of the consideration transferred by the Company to Cricket for a controlling interest in NewCo was $260,772 (€262,505 as of the Acquisition Date).

InterWell Health LLC also contributed all of its net assets in exchange for approximately 8% of the equity interest in NewCo. The fair value of the consideration transferred by the Company to InterWell Health LLC for a controlling interest in Newco was $137,647 (€138,561 as of the Acquisition Date). Prior to the transaction, the Company owned approximately 46% of InterWell Health LLC with a carrying value of $19,370 (€19,499) and a fair value of $175,434 (€176,600) as of the Acquisition Date. At the Acquisition Date, the Company received approximately 7% equity in NewCo in exchange for its investment in InterWell Health, LLC. As a result of the transaction, the Company recognized a remeasurement gain of $156,064 (€148,202) for the year ended December 31, 2022, which represented the difference between the fair value and the carrying value of its investment in InterWell Health LLC prior to the Acquisition Date, and a related currency translation adjustment reversal due to the disposal of its investment in InterWell Health LLC in the amount of €364 for the year ended December 31, 2022. The remeasurement gain is recorded in the consolidated statements of income for the year ended December 31, 2022 within the line item “Remeasurement Gain from InterWell Health.”

The contributions of the net assets of InterWell Health LLC and Cricket were accounted for as a business combination in accordance with IFRS 3 in which the Company was identified as the acquirer and InterWell Health LLC and Cricket were identified as acquired companies. NewCo has been consolidated in the Company’s consolidated financial statements as of and for the year ended December 31, 2022.

As a result of the business combination, the Company recorded noncontrolling interests at fair value in the amount of $186,789 (€188,030 as of the Acquisition Date) using the full goodwill method within the line item “Noncontrolling interests due to changes in consolidation group” in the consolidated statements of shareholders’ equity. A third party valuation advisor was engaged to assist the Company in the estimation of the underlying fair value of the transaction and primarily employed an income approach which was used in the calculation of consideration transferred to the acquirees as well as in the calculation of noncontrolling interests. In addition, the Company also granted put options to noncontrolling shareholders with an estimated present value of the redemption amount of $603,469 (€565,787) at December 31, 2022 (at Acquisition Date: $604,137 (€608,150)). For further information regarding the valuation of put option liabilities, see note 23.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company also contributed the business of FHP in exchange for approximately 68% of equity interest in NewCo. Since the Company controlled FHP before the Acquisition Date and controls NewCo post-Acquisition Date, the Company’s contribution of FHP net assets was recorded under common control at their respective carrying values at the Acquisition Date and the resulting reduction of the Company’s interest in FHP was accounted for as an equity transaction. Therefore, additional noncontrolling interest was recognized in the amount of $4,914 (€4,947 as of Acquisition Date), partially offset by a related currency translation adjustment in the amount of €851, and additional paid in capital of $393,505 (€396,119 as of the Acquisition Date) representing the difference between the carrying value and the fair value of the corresponding interests. These amounts were recorded within the line item “Transactions with noncontrolling interests without loss of control” in the consolidated statements of shareholders’ equity.

Upon consummation of the business combination described above, the Company holds approximately 75% of NewCo, resulting from the contribution of the Company’s interest in FHP and the transfer of the previously-held equity method investment in InterWell Health LLC. The former owners of Cricket and InterWell Health LLC hold approximately 17% and 8%, respectively, as noncontrolling interests in NewCo.

The following allocation of the purchase price is based upon information available to management as of December 31, 2022. Based on a preliminary allocation, the following assets, including goodwill (which will not be deductible for tax purposes), were acquired and liabilities were assumed as of the Acquisition Date:

Reconciliation of goodwill recognized
	in $ THOUS	in € THOUS
Fair value of consideration transferred of the Company's interest in FHP	398,419	401,066
Fair value of previously held equity method investment in InterWell Health LLC	175,434	176,600
	573,853	577,666

Fair Values of Assets Acquired and Liabilities Assumed (preliminary)
Less: Cash and cash equivalents	(57,383)	(57,764)
Less: Other assets	(2,819)	(2,838)
Less: Intangible assets	(53,919)	(54,277)
Other liabilities	13,029	13,116
Noncontrolling interests	186,789	188,030
Goodwill	659,550	663,933

During the fourth quarter of 2022, the Company updated the purchase price allocation as a result of obtaining additional information. The fair value of the consideration transferred to Cricket and InterWell Health, LLC was reduced by $7,667 (€7,718) to reflect an updated capital interest allocation related to share-based compensation arrangements of Cricket at the Acquisition Date. As such, the noncontrolling interests of Cricket and InterWell Health, LLC in NewCo were reduced by $7,369 (€7,418). Additionally, management adjusted the underlying parameters utilized to value intangible assets acquired, which resulted in an increase of $19,400 (€19,529). The Company also updated its tax analysis, specifically in the U.S. Deferred tax liabilities were adjusted by $9,084 (€9,144), which resulted in net deferred taxes of zero.

The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocation, including, but not limited to, tax-related items and the final capital interest allocation. As such, the balances noted in the table above are provisional and subject to measurement period adjustments permitted under IFRS 3. Any adjustments to acquisition accounting, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill within one year from the Acquisition Date.

As of the Acquisition Date, intangible assets in the amount of $53,919 (€54,277) acquired in this transaction consist primarily of a technology platform with a weighted average useful life of 10 years and a trade name with an indefinite useful life.

As of the Acquisition Date, goodwill in the amount of $659,550 (€663,933) was recorded as part of the transaction and mainly represents anticipated synergies and future cash flows expected to be generated by NewCo. The entire amount of goodwill recorded as a result of this transaction was allocated to the North America cash generating unit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Additionally, and as contemplated in the agreement, the Company also transferred Acumen Physician Solutions, LLC (Acumen) to NewCo shortly after the Acquisition Date, and prior to September 30, 2022, with working capital in the amount of $1,824 (€1,845 as of the date of the transfer agreement). Since certain long-lived assets (mainly intangible assets) held by Acumen will be utilized materially differently by NewCo, management performed an impairment assessment prior to the transfer, concluded that the assets were completely impaired in accordance with IAS 36, Impairment of Assets, and recorded an impairment charge in the North America Segment in the amount of $71,025 before the transfer (€67,447 for the year ended December 31, 2022). The Company also incurred certain transaction-related costs of $25,660 (€24,367 for the year ended December 31, 2022). The expenses, along with the impairment charges were recognized in “Selling, general and administrative” expense on the consolidated statements of income. The transaction-related costs are included in operating activities and cash acquired is included in investing activities in the consolidated statements of cash flows.

From August 24, 2022 through December 31, 2022, the revenue contributed by the acquired companies (i.e. Cricket and InterWell Health, LLC) was not material. During this period, the Company recognized a loss of €18,094 from the acquired companies within its consolidated statement of income. Had the business combination taken place on January 1, 2022, the Company estimates that its revenue for the year ended December 31, 2022 would not have been materially different. However, the Company estimates that net income for the year ended December 31, 2022 would have been €34,239 lower than reported if the business combination had taken place at the beginning of the reporting period.

Investments (including debt securities) and purchases of intangible assets

Investments (including debt securities) and purchases of intangible assets were €175,300, €238,446 and €141,032 in 2022, 2021 and 2020, respectively. These amounts were primarily driven by investments in debt securities in 2022, 2021 and 2020. Of these amounts, €175,300, €238,446 and €140,550 were paid in cash in 2022, 2021 and 2020, respectively.

Divestitures and sale of debt securities

Proceeds from divestitures and sale of debt securities were €126,454, €201,203 and €77,509 in 2022, 2021 and 2020, respectively. These amounts mainly related to the divestment of equity investments and debt securities in 2022, the divestment of debt securities in 2021 and the divestment of debt securities as well as certain research & development investments in 2020. In 2022, €117,832 was received in cash and €8,622 were non-cash components. In 2021, €196,960 was received in cash and €4,243 were non-cash components. In 2020, €56,849 was received in cash and €20,660 were non-cash components.

4.Notes to the consolidated statements of income

a)Revenue

The Company recognized the following revenue in the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020:

Revenue
in € THOUS
	2022			2021			2020
	Revenue from			Revenue from			Revenue from
	contracts with	Other		contracts with	Other		contracts with	Other
	customers	revenue	Total	customers	revenue	Total	customers	revenue	Total

Health care services	14,966,580	451,489	15,418,069	13,479,438	396,844	13,876,282	13,810,589	303,810	14,114,399
Health care products	3,876,321	103,627	3,979,948	3,623,951	118,452	3,742,403	3,639,995	104,669	3,744,664

Total	18,842,901	555,116	19,398,017	17,103,389	515,296	17,618,685	17,450,584	408,479	17,859,063

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For further information on the revenue attributable to the Company’s operating segments, see note 26.

The Company recognized the following amounts as receivables and contract liabilities relating to contracts with customers for the years ended December 31, 2022 and 2021:

Trade accounts receivables from unrelated parties and contract liabilities in € THOUS
	2022	2021

Trade accounts receivables from unrelated parties	3,381,006	3,309,353
Contract liabilities	63,273	428,034

Impairment loss in the amount of €43,285, €43,968 and €27,541 for the years ended December 31, 2022, 2021 and 2020, respectively, related to receivables arising from contracts with customers.

The change in the contract liabilities balance during the period results primarily from advance payments received under the Centers for Medicare and Medicaid Services’ (CMS) Accelerated and Advance Payment program which are recorded as contract liabilities upon receipt and recognized as revenue when the respective services are provided.

In 2022, contract liabilities related to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer and to advance payments from customers. In 2021, contract liabilities related to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer.

Contract liabilities are shown in the consolidated balance sheet in line items “Current provisions and other current liabilities” and “Non-current provisions and other non-current liabilities.”

At December 31, 2022, revenue recognized that was included in the contract liabilities balance at the beginning of the period was €429,583 (2021: €527,066).

At December 31, 2022, performance obligations of €966,308 (2021: €1,428,897) are unsatisfied (or partially unsatisfied).

The expected recognition of the transaction price allocated to unsatisfied performance obligations as revenue for the next five years and in the aggregate for the five years thereafter is as follows:

Unsatisfied performance obligations
in € THOUS
	2022	2021

1 year	283,208	686,505
1 - 3 years	342,274	383,682
3 - 5 years	266,302	256,922
5 - 10 years	74,524	101,788
Total	966,308	1,428,897

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

b)Selling, general and administrative expenses

Selling, general and administrative expenses are generated in the administrative, logistic and selling functions which are not attributable to production or research and development. Furthermore, general and administrative expenses included realized and unrealized foreign exchange gains and losses.

In addition, the Company recognized, among others, the following general and administrative expenses for the years ended December 31, 2022, 2021 and 2020:

Notable general and administrative expenses
in € THOUS
	2022	2021	2020
Impairment Loss in the Latin America Segment	—	—	194,468
Income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies	(83,212)	(44,300)	(39,540)
Reimbursement payments and funding received related to economic assistance programs to address the consequences of the COVID-19 pandemic	(49,652)	(8,716)	(27,414)
Net (gain) loss from changes in the fair value of investments, mainly related to equity investments	96,423	66,151	(20,938)
(Gain) loss from right-of-use assets	(18,692)	(4,975)	(12,867)
Net (gain) loss from the sale of investments and divestitures	(47,733)	(4,054)	(41,938)
Net (gain) loss related to variable payments outstanding for acquisitions, mainly due to revaluation	(3,904)	(6,716)	(1,996)
Impairment loss on property, plant and equipment, intangible assets and right-of-use assets	118,229	36,554	2,758
Net (gain) loss from the sale of fixed and intangible assets	18,936	(21,141)	17,358
Costs related to the InterWell Health transaction	24,367	—	—
Costs related to U.S. ballot initiatives	22,514	—	26,069

In 2022, general and administrative expenses included costs for restructuring activities related to the FME25 Program in the amount of €190,065, mainly for severance payments and related personnel expense, the impairment of fixed, intangible and right-of-use assets and consulting expense.

In 2021, general and administrative expenses included costs for restructuring activities related to the FME25 Program in the amount of €62,862, mainly for the impairment of right-of-use assets and consulting expense.

c)Research and development expenses

Research and development expenses of €228,624 (2021: €220,782 and 2020: €193,774) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €9,994 (2021: €6,437 and 2020: €5,024).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

d)Cost of materials

The cost of materials for the year ended December 31, 2022, 2021 and 2020 consisted of the following:

Cost of materials
in € THOUS
	2022	2021	2020

Cost of raw materials, supplies and purchased components	3,939,649	3,622,169	3,668,053
Cost of purchased services	280,913	240,699	236,302
Cost of materials	4,220,562	3,862,868	3,904,355

e)Personnel expenses

Included within costs of revenue, selling, general and administrative expenses and research and development expenses are personnel expenses in the amount of €7,939,397, €6,962,118 and €7,067,407 for the years ended December 31, 2022, 2021 and 2020, respectively. Personnel expenses consisted of the following:

Personnel expenses
in € THOUS
	2022	2021	2020

Wages and salaries	6,390,322	5,618,236	5,753,795
Social security contributions and cost of retirement benefits and social assistance	1,549,075	1,343,882	1,313,612
thereof retirement benefits	217,165	189,176	181,347
Personnel expenses	7,939,397	6,962,118	7,067,407

The Company employed the following personnel on a total headcount basis, on average, for the following years:

Employees by function(1)
	2022	2021	2020

Production and services	111,472	112,201	113,628
Administration	12,166	13,216	13,386
Sales and marketing	4,877	4,648	4,085
Research and development	1,226	1,245	1,242
Total employees	129,741	131,310	132,341
(1)

The figures for 2021 and 2020 have been adjusted from full-time equivalents to total headcount to conform with the current year’s presentation. The Company believes this information provides a more accurate assessment of the number of employees working for the Company and provides additional insight regarding the composition of its personnel expenses incurred for the years presented.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

f)Net interest

Net interest in the amount of €292,476 (2021: €280,429 and 2020: €368,019) included interest expense of €360,139 (2021: €353,599 and 2020: €409,978) and interest income of €67,663 (2021: €73,170 and 2020: €41,959). Interest expense resulted mainly from the Company’s financial liabilities including outstanding bonds, loans and credit facilities (see note 13 and note 14) as well as lease liabilities and lease liabilities from related parties (see note 5 b) and note 21). In 2022, interest income primarily resulted from a release of interest accruals related to uncertain tax treatments, income related to royalty receivables and interest on lease receivables and overdue receivables. In 2021, interest income primarily resulted from a release of interest accruals related to uncertain tax treatments, interest on lease receivables and overdue receivables and income related to royalty receivables. In 2020, interest income primarily resulted from interest on overdue receivables, valuation of derivatives and lease receivables.

g)Income taxes

Income before income taxes is attributable to the following geographic locations:

Income before income taxes
in € THOUS
	2022	2021	2020

Germany	(30,186)	81,246	160,866
United States	829,699	1,090,797	1,487,931
Other	419,766	399,818	287,593
Total	1,219,279	1,571,861	1,936,390

Income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

Income tax expense (benefit)
in € THOUS
	2022	2021	2020
Current
Germany	(5,423)	(11,675)	17,879
United States	190,058	181,714	242,062
Other	181,790	115,535	129,512
	366,425	285,574	389,453
Deferred
Germany	16,963	18,404	27,844
United States	(13,767)	47,018	95,444
Other	(44,667)	1,837	(12,183)
	(41,471)	67,259	111,105
Total	324,954	352,833	500,558

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 30.14%, 30.14% and 30.21% for the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

Reconciliation of income taxes
in € THOUS
	2022	2021	2020

Expected corporate income tax expense	367,491	473,759	584,983
Tax free income	(53,282)	(41,566)	(51,231)
Income from equity method investees	(24,909)	(26,722)	(28,510)
Tax rate differentials	(39,064)	(40,604)	(71,755)
Non-deductible expenses(1)	77,465	50,682	106,437
Taxes for prior years	(848)	(38,502)	(2,748)
Noncontrolling partnership interests	(54,636)	(65,489)	(70,300)
Tax rate changes	(359)	3,543	4,221
Change in realizability of deferred tax assets and tax credits	33,683	20,736	12,627
Withholding taxes	9,160	5,912	4,858
Other	10,253	11,084	11,976
Income tax expense	324,954	352,833	500,558

Effective tax rate	26.7%	22.4%	25.9%
(1)	Non-deductible tax expenses for the year ended December 31, 2020 included €58,749 related to the Impairment Loss in the Latin America Segment discussed above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2022 and 2021, are presented below:

Deferred income tax assets and liabilities
in € THOUS
	2022	2021
Deferred tax assets
Trade accounts receivable	23,448	21,407
Inventories	62,663	73,078
Intangible assets	6,875	5,587
Property, plant and equipment and other non-current assets	86,182	83,946
Lease liabilities	894,451	904,265
Provisions and other liabilities	212,167	197,765
Pension liabilities	93,431	168,278
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	113,713	97,287
Derivatives	1,893	4,211
Compensation expense related to stock options	1,190	1,763
Other	73,882	40,562
Total deferred tax assets	1,569,895	1,598,149

Deferred tax liabilities
Trade accounts receivable	27,311	47,378
Inventories	5,875	3,808
Intangible assets	886,696	834,190
Property, plant and equipment and other non-current assets	267,064	276,922
Right-of-use assets	793,855	818,314
Provisions and other liabilities	6,533	15,423
Pension liabilities	65	—
Derivatives	4,204	700
Other	202,088	154,506
Total deferred tax liabilities	2,193,691	2,151,241
Net deferred tax liabilities	(623,796)	(553,092)

In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

Net deferred income tax assets and liabilities
in € THOUS
	2022	2021

Deferred tax assets	312,679	315,360
Deferred tax liabilities	936,475	868,452
Net deferred tax liabilities	(623,796)	(553,092)

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

Net operating loss carryforwards
in € THOUS
For the year ended December 31, 2022		For the year ended December 31, 2021
2023	19,274	2022	14,422
2024	14,979	2023	13,972
2025	27,238	2024	21,400
2026	50,856	2025	40,610
2027	75,953	2026	59,632
2028	28,295	2027	25,465
2029	53,910	2028	5,826
2030	2,999	2029	4,484
2031	1,672	2030	2,520
2032 and thereafter	131,039	2031 and thereafter	47,494
Without expiration date	420,026	Without expiration date	291,848
Total	826,241	Total	527,673

Included in the balance of net operating loss carryforwards at December 31, 2022 are €531,231 (2021: €282,275) not expected to be absorbed. Deferred tax assets regarding this portion are not recognized.

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment and believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2022.

In Germany, certain entities realized losses due to impacts that COVID-19 and the Ukraine War had on the global economy and financial markets as well as additional restructuring costs. The Company considers deferred tax assets on these losses realizable as the losses are covered by the expected reversal of deferred tax liabilities. Additionally, the Company expects future taxable profits over the periods in which the deferred tax assets are deductible.

The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2022, the Company provided for €11,972 (2021: €8,759) of deferred tax liabilities associated with earnings that are likely to be distributed in the following year(s). Provision has not been made for additional taxes on €8,945,633 (2021: €9,563,193) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

h)Impacts of COVID-19

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

The Company recorded €284,742 and €72,531 for the year ended December 31, 2022 and December 31, 2021, respectively, within the statement of profit and loss for government grants in various regions in which it operates. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in the U.S. The CARES Act provides relief funds to hospitals and other health care providers in connection with the impact of the on-going COVID-19 pandemic. During 2022 and 2021, the Company received $235,394 (€223,536) and $122,025 (€103,171), respectively, in U.S. Department of Health and Human Services (U.S. HHS) funding available for health care providers affected by the COVID-19 pandemic. During 2022 and 2021, the Company recognized operating income of $291,446 (€276,783) and $73,672 (€62,289), respectively, used to offset eligible costs. The Company currently estimates that all funds received from grants comply with the terms and conditions associated with the funding received. All funding received in the U.S. is to be applied solely to the Company’s U.S. operations. In accordance with the conditions of the funding received under the grants, the Company is obliged and committed to fulfilling all the requirements of the grant funding arrangements in the respective jurisdictions in which funding was received. The Company has determined that there is reasonable assurance that it will continue to be entitled to the amounts received and comply with the requirements related to the grants.

The remaining amount of U.S. government grants received recorded in deferred income was $6,104 (€5,723) and $62,176 (€54,897) at December 31, 2022 and December 31, 2021, respectively (see note 12). The Company also recorded a contract liability for advance payments received under the CMS Accelerated and Advance Payment program which is currently recorded within current provisions and other current liabilities. Contract liabilities related to the CMS Accelerated and Advance Payment program were $5,275 (€4,946) and $442,568 (€390,754) at December 31, 2022 and December 31, 2021, respectively.

For further information regarding government grants, see note 1 y).

5.Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at December 31, 2022. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. The Company’s related party transactions are settled through Fresenius SE’s cash management system where appropriate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

a)Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively Fresenius SE Companies) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (FMCH) purchases heparin supplied by Fresenius Kabi USA, Inc. (Kabi USA), through an independent group purchasing organization (GPO). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €1,272,287 of pharmaceuticals, of which €362,805 is committed at December 31, 2022 for 2023. The terms of these agreements run up to four years.

Under the CMS Comprehensive End-Stage Renal Disease (ESRD) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (ESCOs) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees. For the fifth performance year (January 1, 2020 through March 31, 2021), CMS finalized its settlement reports on December 30, 2022. These ESCOs are expected to be dissolved during the first quarter of 2023.

In October 2019, CMS released a request for applications to participate in its new Comprehensive Kidney Care Contracting (CKCC) model. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity (KCE). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers, and dialysis providers and other third parties are permitted to participate. As of December 31, 2022, the Company was participating in 20 KCEs. The Company entered into participation/service agreements with these KCEs, which are accounted for as equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties
in € THOUS
	2022		2021		2020		December 31, 2022		December 31, 2021
	Sales of	Purchases of	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	361	38,010	123	38,292	250	29,174	26	2,820	—	6,707
Fresenius SE affiliates	5,164	83,087	5,657	100,541	4,708	102,323	1,168	8,585	1,544	8,041
Equity method investees	36,089	—	42,391	—	19,730	—	120,507	—	131,661	—
Total	41,614	121,097	48,171	138,833	24,688	131,497	121,701	11,405	133,205	14,748

Products
Fresenius SE	—	—	5	—	—	—	—	—	—	—
Fresenius SE affiliates	66,800	39,405	50,081	31,719	41,180	44,164	16,078	5,826	13,487	6,000
Equity method investees	—	463,073	—	445,714	—	474,100	—	73,563	—	76,444
Total	66,800	502,478	50,086	477,433	41,180	518,264	16,078	79,389	13,487	82,444
(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,520 and €12,911 at December 31, 2022 and 2021, respectively.

b)Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2032. In December 2022, the Company sold a building and other assets to a Fresenius SE Company for consideration in the aggregated amount of €31,315 and subsequently leased the buildings for a period of ten years from the Fresenius SE Company beginning in December 2022.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties
in € THOUS
	2022			2021			2020
		Interest	Lease		Interest	Lease		Interest	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense(1)	Depreciation	expense	expense(1)
Fresenius SE	8,395	524	259	7,876	661	1,654	7,925	740	2,452
Fresenius SE affiliates	13,956	1,048	—	13,709	1,092	38	13,236	1,272	572
Total	22,351	1,572	259	21,585	1,753	1,692	21,161	2,012	3,024
(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

Lease agreements with related parties
in € THOUS
	December 31, 2022		December 31, 2021
	Right-of-use	Lease	Right-of-use	Lease
	asset	liability	asset	liability
Fresenius SE	38,688	39,626	48,794	50,997
Fresenius SE affiliates	112,684	114,077	68,181	68,284
Total	151,372	153,703	116,975	119,281

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

c)Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2022 and December 31, 2021, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €1,477 and €14,900, respectively. As of December 31, 2022 and December 31, 2021, the Company did not have accounts payable to Fresenius SE related to short-term financing under Fresenius SE’s cash management system. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009 and November 28, 2013, the Company borrowed €1,500 and €1,500, respectively, from the General Partner. The loan repayments were extended periodically and combined into a single borrowing during 2022. The loan repayment is currently due on April 21, 2027 with an interest rate of 1.3348%.

At December 31, 2022 and December 31, 2021, the Company borrowed from Fresenius SE in the amount of €1,000 at an interest rate of 2.468% and €74,500 at an interest rate of 0.600%, respectively. For further information on this loan agreement, see note 13.

d)Key management personnel

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €23,632, €30,212 and €33,284, respectively, for its management services during 2022, 2021 and 2020 and included an annual fee of €120 as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 as of December 31, 2022). As of December 31, 2022 and December 31, 2021, the Company had accounts receivable from the General Partner in the amount of €816 and €769, respectively. As of December 31, 2022 and December 31, 2021, the Company had accounts payable to the General Partner in the amount of €27,289 and €24,265, respectively.

For information regarding compensation of the Management Board and the Supervisory Board of the Company see note 28.

6.Cash and cash equivalents

As of December 31, 2022 and 2021, cash and cash equivalents are as follows:

Cash and cash equivalents
in € THOUS
	2022	2021
Cash	911,015	925,134
Securities and time deposits	362,772	556,521
Cash and cash equivalents	1,273,787	1,481,655

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statement of cash flows, include at December 31, 2022 an amount of €22,835 (2021: €25,573) from collateral requirements towards an insurance company in North America that are not available for use, but are accessible upon demand.

For further information on the Company’s multi-currency notional pooling cash management system, see note 13.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

7.Trade accounts and other receivables from unrelated parties

As of December 31, 2022 and December 31, 2021, trade accounts and other receivables from unrelated parties are as follows:

Trade accounts and other receivables from unrelated parties
in € THOUS
	December 31,		December 31,
	2022		2021
		thereof credit-		thereof credit-
		impaired (1)		impaired (1)
Trade accounts and other receivables, gross	3,742,951	378,831	3,572,990	423,113
thereof finance lease receivables	72,853	—	64,224	—
less expected credit losses	(168,681)	(124,081)	(163,929)	(130,790)
Trade accounts and other receivables	3,574,270	254,750	3,409,061	292,323
(1)	Trade accounts receivable balances are credit-impaired when one or more events have occurred that have a detrimental impact on the estimated future cash flows of the receivable balance (e.g. overdue by more than one year, etc.).

Other receivables in the amount of €198,548 at December 31, 2022 include receivables from finance leases, operating leases and insurance contracts (December 31, 2021: €113,841). For further information, see note 1 k).

All trade accounts and other receivables from unrelated parties are due within one year.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €141,763 at December 31, 2022 (December 31, 2021: €148,545) are included in the balance sheet item “Other non-current assets.” The majority of finance lease receivables are due within 5 years.

When utilized, the Company assigns interests in certain receivables to institutional investors under its Accounts Receivable Facility (as defined below). The receivables assigned under the facility amounted to $1,429,071 (€1,339,838) for the year ended December 31, 2022 (December 31, 2021: €0). For further information, see note 14.

The following table shows the development of expected credit losses in the fiscal years 2022, 2021 and 2020:

Development of expected credit losses for doubtful accounts from unrelated parties in THOUS €
	2022	2021	2020

Expected credit losses as of January 1	163,929	142,372	141,358
Change in valuation allowances as recorded in the consolidated statements of income	42,470	44,374	28,302
Write-offs and recoveries of amounts previously written-off	(36,180)	(21,622)	(14,213)
Foreign currency translation	(1,538)	(1,195)	(13,075)
Expected credit losses as of December 31	168,681	163,929	142,372

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following tables show the aging analysis of trade accounts and other receivables from unrelated parties and expected credit losses as of December 31, 2022 and as of December 31, 2021:

Aging analysis of trade accounts and other receivables from unrelated parties 2022 in € THOUS

		up to 3	3 to 6	6 to 12	more than
	not	months	months	months	12 months
	overdue	overdue	overdue	overdue	overdue	Total

Trade accounts and other receivables	2,143,985	831,384	254,570	246,497	266,515	3,742,951
less expected credit losses	(23,709)	(8,666)	(5,314)	(11,409)	(119,583)	(168,681)
Trade accounts and other receivables, net	2,120,276	822,718	249,256	235,088	146,932	3,574,270

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

8.Inventories

At December 31, 2022 and December 31, 2021, inventories consisted of the following:

Inventories

in € THOUS

	2022	2021

Finished goods	1,310,995	1,233,197
Health care supplies	553,821	452,073
Raw materials and purchased components	306,994	247,478
Work in process	124,404	105,266
Inventories	2,296,214	2,038,014

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €821,888 of materials, of which €479,278 is committed at December 31, 2022 for 2023. The terms of these agreements run 1 to 5 years. Further unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 5.

Write-downs of inventories amounted to €71,593 and €69,250 for the years ended December 31, 2022 and 2021, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

9.Other current assets

At December 31, 2022 and 2021, other current assets consisted of the following:

Other current assets

in € THOUS

	2022	2021

Payments on account	199,736	182,239
Debt securities	169,983	136,362
Income tax receivable	143,782	177,150
Other tax receivable	125,762	109,586
Prepaid insurance	27,652	21,160
Receivables for supplier rebates	23,920	20,662
Derivatives	19,777	3,417
Notes receivable	18,304	18,873
Deposit / guarantee / security	17,843	22,822
Prepaid rent	15,543	14,237
Loans to customers or suppliers	5,494	8,990
Other	151,316	160,653
Other current assets	919,112	876,151

The item “Other” in the table above includes various prepaid expenses relating to, amongst others, utility costs, royalty payments and freight expense.

10.Property, plant and equipment

At December 31, 2022 and 2021, the acquisition or manufacturing costs and the accumulated depreciation of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2022	translation	group	Additions	Reclassifications	Disposals	2022

Land	70,691	(3,002)	(65)	1,842	(261)	(47)	69,158
Buildings and improvements	4,129,180	192,505	(15,357)	30,248	192,974	(158,052)	4,371,498
Machinery and equipment	5,679,662	208,366	(3,153)	363,609	127,282	(212,796)	6,162,970
Construction in progress	394,333	12,180	5,017	224,867	(279,396)	(4,098)	352,903
Property, plant and equipment	10,273,866	410,049	(13,558)	620,566	40,599	(374,993)	10,956,529

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Depreciation

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2022	translation	group	Additions	Impairment(1)	Reclassifications	Disposals	2022

Land	586	(41)	—	—	—	(14)	—	531
Buildings and improvements	2,472,155	118,465	(7,709)	287,845	18,840	(799)	(116,462)	2,772,335
Machinery and equipment	3,566,098	116,787	(2,962)	516,802	12,687	1,400	(179,831)	4,030,981
Property, plant and equipment	6,038,839	235,211	(10,671)	804,647	31,527	587	(296,293)	6,803,847
(1)	Including impairment loss in the amount of €28,949 related to a production plant and associated machines which were fully written off as a result of economic sanctions imposed on Russia, due to the Ukraine War, that negatively impacted the Company’s supply chain to the country. The impairment loss is recorded at Corporate (see note 26).

Depreciation

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2021	translation	group	Additions	Impairment	Reclassifications	Disposals	2021

Land	1,317	(10)	—	—	—	—	(721)	586
Buildings and improvements	2,098,019	154,893	(1,795)	260,532	3,870	11,803	(55,167)	2,472,155
Machinery and equipment	3,231,034	141,256	(868)	482,034	5,647	2,633	(295,638)	3,566,098
Property, plant and equipment	5,330,370	296,139	(2,663)	742,566	9,517	14,436	(351,526)	6,038,839

Book value

in € THOUS

	December 31,	December 31,
	2022	2021

Land	68,627	70,105
Buildings and improvements	1,599,163	1,657,025
Machinery and equipment	2,131,989	2,113,564
Construction in progress	352,903	394,333
Property, plant and equipment	4,152,682	4,235,027

Depreciation expense for property, plant and equipment amounted to €804,647, €742,566 and €738,201 for the years ended December 31, 2022, 2021, and 2020, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €25,410 of property, plant and equipment, of which €14,656 is committed at December 31, 2022 for 2023. The terms of these agreements run 1 to 5 years.

Included in machinery and equipment at December 31, 2022 and 2021 were €811,991 and €778,887, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with ESKD on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

At December 31, 2022 and 2021, the hyperinflationary effects on property, plant and equipment consisted of the following:

Effect of hyperinflation

in € THOUS

	Acquisition or	Accumulated	December 31,
	manufacturing costs	depreciation	2022

Land	5,029	—	5,029
Buildings and improvements	51,767	19,930	31,837
Machinery and equipment	109,730	67,556	42,174
Construction in progress	3,179	18	3,161
Property, plant and equipment	169,705	87,504	82,201

	Acquisition or	Accumulated	December 31,
	manufacturing costs	depreciation	2021

Land	3,604	—	3,604
Buildings and improvements	34,989	13,045	21,944
Machinery and equipment	56,545	34,665	21,880
Construction in progress	2,062	6	2,056
Property, plant and equipment	97,200	47,716	49,484

11.Intangible assets and goodwill

At December 31, 2022 and 2021, the acquisition or manufacturing costs and the accumulated amortization of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2022	translation	group	Additions	Reclassifications	Disposals	2022
Amortizable intangible assets
Non-compete agreements	339,796	19,692	150	—	584	(8,449)	351,773
Technology	737,465	42,800	—	143	—	(94,279)	686,129
Licenses and distribution agreements	171,578	6,150	—	4,173	(280)	(12,900)	168,721
Customer relationships	67,641	2,605	4,771	—	—	—	75,017
Construction in progress	315,965	9,673	120	113,353	(77,415)	(2,124)	359,572
Internally developed intangibles	460,213	16,148	31,953	8,678	78,296	(88,942)	506,346
Other	390,336	9,427	3,709	18,894	4,188	(12,370)	414,184
	2,482,994	106,495	40,703	145,241	5,373	(219,064)	2,561,742
Non-amortizable intangible assets
Trade names	252,911	15,470	14,054	—	—	—	282,435
Management contracts	2,637	(16)	—	—	—	—	2,621
Emission certificates	661	—	—	21,098	—	—	21,759
	256,209	15,454	14,054	21,098	—	—	306,815
Intangible assets	2,739,203	121,949	54,757	166,339	5,373	(219,064)	2,868,557
Goodwill	14,944,458	765,366	695,189	—	—	—	16,405,013

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2021	translation	group	Additions	Reclassifications	Disposals	2021
Amortizable intangible assets
Non-compete agreements	311,353	24,652	5,475	—	—	(1,684)	339,796
Technology	685,730	51,733	—	—	2	—	737,465
Licenses and distribution agreements	188,463	8,038	(46)	4,741	154	(29,772)	171,578
Customer relationships	62,774	4,867	—	—	—	—	67,641
Construction in progress	233,272	9,990	—	128,666	(55,446)	(517)	315,965
Internally developed intangibles	394,314	19,639	—	15,427	52,220	(21,387)	460,213
Other	369,081	16,604	1,868	17,073	13,168	(27,458)	390,336
	2,244,987	135,523	7,297	165,907	10,098	(80,818)	2,482,994
Non-amortizable intangible assets
Trade names	233,492	19,419	—	—	—	—	252,911
Management contracts	3,052	264	—	—	—	(679)	2,637
Emission certificates	—	—	—	661	—	—	661
	236,544	19,683	—	661	—	(679)	256,209
Intangible assets	2,481,531	155,206	7,297	166,568	10,098	(81,497)	2,739,203
Goodwill	13,515,133	985,053	444,272	—	—	—	14,944,458

Amortization

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2022	translation	group	Additions	loss	Reclassifications	Disposals	2022
Amortizable intangible assets
Non-compete agreements	311,184	17,881	(260)	8,822	—	585	(8,375)	329,837
Technology	286,593	14,471	—	55,614	—	—	(94,279)	262,399
Licenses and distribution agreements	135,517	4,314	—	4,131	—	(280)	(10,258)	133,424
Customer relationships	18,667	199	—	4,620	—	—	—	23,486
Internally developed intangibles	242,584	8,968	(120)	61,850	57,937	3,077	(88,938)	285,358
Other	255,659	7,252	391	33,980	1,119	(2,653)	(11,726)	284,022
	1,250,204	53,085	11	169,017	59,056	729	(213,576)	1,318,526
Non-amortizable intangible assets
Trade names	28,060	1,734	—	—	—	—	—	29,794
Management contracts	1,546	14	—	—	—	—	—	1,560
	29,606	1,748	—	—	—	—	—	31,354
Intangible assets	1,279,810	54,833	11	169,017	59,056	729	(213,576)	1,349,880
Goodwill	582,881	30,951	—	—	—	—	—	613,832

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Amortization

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December
	2021	translation	group	Additions	loss	Reclassifications	Disposals	31, 2021
Amortizable intangible assets
Non-compete agreements	280,835	22,622	(55)	9,456	—	—	(1,674)	311,184
Technology	216,019	15,422	—	53,160	1,023	969	—	286,593
Licenses and distribution agreements	128,749	5,027	—	4,134	—	76	(2,469)	135,517
Customer relationships	13,310	1,278	—	4,079	—	—	—	18,667
Internally developed intangibles	195,376	10,747	—	49,787	7,206	529	(21,061)	242,584
Other	239,566	10,453	—	31,709	1,130	(562)	(26,637)	255,659
	1,073,855	65,549	(55)	152,325	9,359	1,012	(51,841)	1,250,204

Non-amortizable intangible assets
Trade names	25,957	2,103	—	—	—	—	—	28,060
Management contracts	710	99	—	—	737	—	—	1,546
	26,667	2,202	—	—	737	—	—	29,606
Intangible assets	1,100,522	67,751	(55)	152,325	10,096	1,012	(51,841)	1,279,810
Goodwill	556,405	26,476	—	—	—	—	—	582,881

Book value

in € THOUS

	December 31, 2022	December 31, 2021
Amortizable intangible assets
Non-compete agreements	21,936	28,612
Technology	423,730	450,872
Licenses and distribution agreements	35,297	36,061
Customer relationships	51,531	48,974
Construction in progress	359,572	315,965
Internally developed intangibles	220,988	217,629
Other	130,162	134,677
	1,243,216	1,232,790
Non-amortizable intangible assets
Trade names	252,641	224,851
Management contracts	1,061	1,091
Emission certificates	21,759	661
	275,461	226,603
Intangible assets	1,518,677	1,459,393
Goodwill	15,791,181	14,361,577

The amortization of intangible assets amounted to €169,017, €152,325 and €144,669 for the years ended December 31, 2022, 2021, and 2020, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

The Company capitalized development costs of €108,478 in 2022 (€123,275 in 2021), which is included in the line items Internally developed intangibles and Construction in progress in the schedule above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

At December 31, 2022 and 2021, the hyperinflationary effects on intangible assets and goodwill consisted of the following:

Effect of hyperinflation

in € THOUS

		Accumulated
	Acquisition or	amortization and
	manufacturing costs	impairments	December 31, 2022

Non-compete agreements	678	583	95
Licenses and distribution rights	473	330	143
Construction in progress	181	—	181
Internally developed intangibles	2,859	1,666	1,193
Other	7,583	4,789	2,794
Amortizable intangible assets	11,774	7,368	4,406
Management Contracts	2,228	355	1,873
Non-amortizable intangible assets	2,228	355	1,873
Total Intangible assets	14,002	7,723	6,279
Goodwill	60,765	33,810	26,955

		Accumulated
	Acquisition or	amortization and
	manufacturing costs	impairments	December 31, 2021

Internally developed intangibles	2,357	1,465	892
Other	4,154	1,720	2,434
Amortizable intangible assets	6,511	3,185	3,326
Management Contracts	814	355	459
Non-amortizable intangible assets	814	355	459
Total Intangible assets	7,325	3,540	3,785
Goodwill	33,574	33,540	34

Goodwill and intangible assets with indefinite useful lives

The increase in the carrying amount of goodwill during 2022 is mainly a result of the impact of foreign currency translations and the business combination completed among Fresenius Health Partners, Inc., InterWell Health LLC, and Cricket (for further information on this business combination, see note 3).

The carrying amount of goodwill and intangibles with indefinite useful life is allocated to the groups of CGUs at December 31, 2022 and 2021 as follows:

Allocation of the carrying amount to the groups of CGUs

in € THOUS

	North America		EMEA		Asia-Pacific		Latin America
	2022	2021	2022	2021	2022	2021	2022	2021

Goodwill	13,607,465	12,223,884	1,414,332	1,376,542	764,009	756,335	5,375	4,816
Management contracts with indefinite useful life	—	—	—	—	1,061	1,091	—	—
Trade names with indefinite useful life	252,641	224,851	—	—	—	—	—	—
Emission certificates	—	—	21,759	661	—	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company did not record any impairment losses related to goodwill in 2022 after comparing each CGU’s value in use to its carrying amount. In 2021 the Company recorded an impairment of management contracts in the Asia-Pacific Segment as noted in the “Amortization” table above.

12.Current provisions and other current liabilities

Current provisions

The following table shows a reconciliation of the current provisions for 2022:

Development of current provisions

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation
	2022	translation	group	Utilized	Reversed	Additions	Reclassifications	December 31, 2022

Personnel expenses	164,629	7,070	42	(80,795)	(8,858)	38,950	13,963	135,001
Self-insurance programs	119,244	7,633	—	(82,503)	(12,820)	89,985	(14,743)	106,796
Risk of lawsuit	23,573	(1,769)	—	(625)	(702)	62,188	—	82,665
Other current provisions	38,077	1,198	—	(7,449)	(3,504)	18,012	—	46,334
Current provisions	345,523	14,132	42	(171,372)	(25,884)	209,135	(780)	370,796

Self-insurance programs

See note 2 d).

Personnel expenses

Personnel expenses mainly refer to provisions for the Company’s global performance-based compensation plan for managerial staff established in 2021, the current portion of the provisions for accrued severance payments, provisions for jubilee payments and share-based plans. As of December 31, 2022, provisions for the Company’s global performance-based compensation plan for managerial staff amounted to €69,967 (December 31, 2021: 87,719), provisions for accrued severance payments amounted to €34,379 (December 31, 2021: €15,847) and provisions for share-based plans amounted to €12,165 (December 31, 2021: €43,466). See note 20.

Risk of lawsuit

Legal matters that the Company currently deems to be material or noteworthy are described in note 22.

Other current provisions

The item “Other current provisions” in the table above includes provisions for warranties, physician compensation and return of goods.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Other current liabilities

As of December 31, 2022 and 2021 other current liabilities consisted of the following:

Other current liabilities

in € THOUS

	2022	2021
Receivable credit balances	720,585	645,650
Personnel liabilities	707,398	746,743
Put option liabilities	667,371	678,705
Invoices outstanding	262,568	201,251
VAT and other (non-income) tax liabilities	123,935	127,295
Contract liabilities	63,273	428,028
Interest liabilities	58,266	68,558
Deferred Income	42,448	90,003
Legal matters, advisory and audit fees	39,093	36,341
Bonuses, commissions	24,010	22,869
Derivatives	7,109	25,847
Variable payments outstanding for acquisitions	4,794	9,721
Other liabilities	263,498	250,341
Other current liabilities	2,984,348	3,331,352

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

13.Short-term debt

At December 31, 2022 and December 31, 2021, short-term debt consisted of the following:

Short-term debt

in € THOUS

	2022	2021
Commercial paper program	495,424	715,153
Borrowings under lines of credit	169,511	463,091
Other	78	109
Short-term debt from unrelated parties	665,013	1,178,353
Short-term debt from related parties (see note 5 c)	4,000	77,500
Short-term debt	669,013	1,255,853

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. At December 31, 2022 and 2021, the outstanding commercial paper amounted to €496,500 and €715,000, respectively.

Borrowings under lines of credit and further availabilities

Borrowings under lines of credit in the amount of €169,511 and €463,091 at December 31, 2022 and 2021, respectively, represented amounts borrowed by the Company and its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2022 and 2021 were 6.23% and 0.22%, respectively.

Excluding amounts available under the Syndicated Credit Facility (see note 14 below), at December 31, 2022 and 2021, the Company had €1,107,050 and €477,483 available under other commercial bank agreements, excluding agreements on a subsidiary level, which are readily available for liability management purposes. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s, or its subsidiaries’, guarantee.

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2022 and 2021, cash and borrowings under lines of credit in the amount of €80,603 and €116,538, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of December 31, 2022 was €1,354,390 (December 31, 2021: €1,598,193) and short-term debt from unrelated parties was €745,616 (December 31, 2021: €1,294,891).

Other

At December 31, 2022 and 2021, the Company had €78 and €109 of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

The Company and FMCH were parties to an unsecured loan agreement, as borrowers, with Fresenius SE, as lender, under which the Company and FMCH could request and receive one or more short-term advances up to an aggregate amount of €600,000. In June 2022, the Company replaced its unsecured loan agreement with a new uncommitted revolving facility under which the Company, as borrower, may request and receive one or more short-term advances up to an aggregate amount of €600,000 with Fresenius SE, as lender. The uncommitted revolving facility is unsecured, does not have a termination date and was effective beginning August 1, 2022. For further information on short-term debt from related parties, see note 5 c).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

14.Long-term debt

As of December 31, 2022 and 2021, long-term debt consisted of the following:

Long-term debt

in € THOUS

	2022	2021

Schuldschein loans	224,612	—
Bonds	7,389,365	7,071,259
Accounts Receivable Facility	93,725	—
Other	157,094	243,656
Long-term debt	7,864,796	7,314,915
Less current portion	(694,062)	(667,966)
Long-term debt, less current portion	7,170,734	6,646,949

The Company’s long-term debt as of December 31, 2022, all of which ranks equally in rights of payment, are described as follows:

Schuldschein loans

On February 14, 2022, the Company issued €25,000 and €200,000 tranches of Schuldschein loans with maturities of 5 and 7 years, respectively, at variable interest rates. The proceeds were used for general corporate purposes including refinancing of existing liabilities.

Bonds

At December 31, 2022 and 2021, the Company’s bonds consisted of the following:

Bonds

in THOUS

	Face			Book value in €
Issuer/Transaction	amount	Maturity	Coupon	2022	2021
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	—	618,008
Fresenius Medical Care AG & Co. KGaA, 2019	€650,000	November 29, 2023	0.250%	649,283	648,501
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.750%	374,354	352,180
Fresenius Medical Care AG & Co. KGaA, 2018	€500,000	July 11, 2025	1.500%	498,245	497,543
Fresenius Medical Care AG & Co. KGaA, 2020	€500,000	May 29, 2026	1.000%	497,175	496,348
Fresenius Medical Care AG & Co. KGaA, 2019	€600,000	November 30, 2026	0.625%	596,158	595,177
FMC US Finance III, Inc. 2021	$850,000	December 1, 2026	1.875%	790,926	743,966
Fresenius Medical Care AG & Co. KGaA, 2022	€750,000	September 20, 2027	3.875%	744,497	—
FMC US Finance III, Inc. 2019	$500,000	June 15, 2029	3.750%	462,005	434,094
Fresenius Medical Care AG & Co. KGaA, 2019	€500,000	November 29, 2029	1.250%	497,781	497,459
Fresenius Medical Care AG & Co. KGaA, 2020	€750,000	May 29, 2030	1.500%	746,332	745,838
FMC US Finance III, Inc. 2020	$1,000,000	February 16, 2031	2.375%	930,443	875,398
FMC US Finance III, Inc. 2021	$650,000	December 1, 2031	3.000%	602,166	566,747
				7,389,365	7,071,259

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

The Company has agreed to a number of covenants to provide protection to the bond holders which, under certain circumstances and with certain exceptions for the bonds issued since 2018, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. The limitation on incurrence of debt in the bonds issued in 2014 was suspended automatically as the rating of the respective bonds reached investment grade status. At December 31, 2022, the Company was in compliance with all of its covenants under the bonds.

Since 2018, bonds can be issued with different maturities under the Company’s €10,000,000 Debt Issuance Program (Debt Issuance Program).

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $700,000 (€532,522 as of the date of issuance on January 26, 2012) were redeemed at maturity on January 31, 2022.

On September 20, 2022, the Company issued bonds under its Debt Issuance Program in an aggregate principal amount of €750,000 with a maturity of 5 years and a coupon rate of 3.875%. The proceeds will be used for general corporate purposes, including the refinancing of outstanding indebtedness.

Accounts Receivable Facility

On August 11, 2021, the Company amended and restated its accounts receivable securitization program (Accounts Receivable Facility), extending it until August 11, 2024. The maximum capacity, $900,000 (€768,049 at August 11, 2021), remains unchanged under the restated Accounts Receivable Facility.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2022 and December 31, 2021:

Accounts Receivable Facility - Maximum amount available and balance outstanding in THOUS

	Maximum amount available (1)		Balance outstanding (2)
	2022		2022

Accounts Receivable Facility	$900,000	€843,804	$100,000	€93,756

	Maximum amount available (1)		Balance outstanding (2)
	2021		2021

Accounts Receivable Facility	$900,000	€794,632	$—	€—
(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,532 at December 31, 2022 and $12,532 at December 31, 2021 (€11,750 and €11,065, respectively). These letters of credit are not included above as part of the balance outstanding at December 31, 2022 and 2021. However, the letters reduce available borrowings under the Accounts Receivable Facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Under the Accounts Receivable Facility, certain receivables are contributed to NMC Funding Corporation (NMC Funding), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors (and their conduit affiliates). Under the terms of the Accounts Receivable Facility, NMC Funding retains the rights in the underlying cash flows of the transferred receivables. Interest is remitted to the bank investors at the end of each tranche period. If NMC requires additional credit, the principal cash flows are reinvested to purchase additional interests in the receivables. Borrowings under the Accounts Receivable Facility are expected to remain long-term. NMC Funding retains significant risks and rewards in the receivables; among other things, the percentage ownership interest assigned requires the Company to retain first loss risk in those receivables, and the Company can, at any time, recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company’s consolidated balance sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Credit Facilities

Syndicated Credit Facility

On July 1, 2021, the Company entered into a new €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility). The Syndicated Credit Facility has a term of five years plus two one-year extension options and can be drawn in different currencies. On June 8, 2022, the Company amended and extended the Syndicated Credit Facility to extend the term by one year and replace U.S. dollar-LIBOR as the reference rate with the Term Secured Overnight Financing Rate.

The Syndicated Credit Facility, which serves as a back-up line for general corporate purposes, was undrawn as of December 31, 2022 (2021: undrawn). A sustainability component has been embedded in the credit facility, with the margin increasing or decreasing depending on the Company’s sustainability performance.

Other

At December 31, 2022 and 2021, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €14,510 and €22,792, respectively, of which €8,255 and €12,513, respectively, were classified as the current portion of long-term debt.

15.Non-current provisions and other non-current liabilities

Of the total amount of non-current provisions and other non-current liabilities amounting to €1,183,910 at December 31, 2022 (2021: €707,563), €988,624 (2021: €405,140) are due in between more than one and three years, €86,464 (2021: €177,882) are due in between three to five years and €108,822 (2021: €124,541) are due after five years.

The item “Other non-current liabilities” in the amount of €988,440 at December 31, 2022 (2021: €524,271) includes, among others, put option liabilities of €801,147 (2021: €313,718), accrued labor expenses €105,909 (2021: €112,371) and variable payments outstanding for acquisitions of €33,052 (2021: €37,970).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2022	translation	group	Utilized	Reversed	Additions	Reclassifications	2022

Self-insurance programs	120,408	7,262	—	—	—	149	14,743	142,562
Personnel expenses	29,280	1,253	70	(4,715)	(2,524)	16,201	(9,196)	30,369
Asset retirement obligations	13,777	(582)	—	(364)	(1,197)	956	202	12,792
Interest payable related to income taxes	8,681	46	—	—	(5,040)	23	—	3,710
Other non-current provisions	11,146	1,016	575	(1,304)	(721)	294	(4,969)	6,037
Non-current provisions	183,292	8,995	645	(6,383)	(9,482)	17,623	780	195,470

For further information regarding self-insurance programs, see note 2 d).

Personnel expenses mainly refer to provisions for severance payments and provisions for share-based plans. As of December 31, 2022, provisions for severance payments amounted to €15,923 (2021: €1,354) and provisions for share-based plans amounted to €7,089 (2021: €18,910). See note 20.

The item “Other non-current provisions” in the table above includes provisions for litigation and warranties. The increase during the period in the discounted amount arising from the passage over time and the effect of any change in the discount rate is not material.

16.Employee benefit plans

General

The Company recognizes pension costs and related pension liabilities for current and future benefits to qualified current and former employees of the Company. The Company’s pension plans are structured in accordance with the differing legal, economic and fiscal circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general, plan benefits in defined benefit plans are based on all or a portion of the employees’ years of services and final salary. Plan benefits in defined contribution plans are determined by the amount of contribution by the employee and the employer, both of which may be limited by legislation, and the returns earned on the investment of those contributions.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Defined benefit pension plans

During the first quarter of 2002 FMCH, the Company’s U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2022, FMCH did not have a minimum funding requirement. The Company voluntarily provided €1,127 to the defined benefit plan. Expected funding for 2023 is €1,153.

The benefit obligation for all defined benefit plans at December 31, 2022 and 2021, including funded and unfunded obligations, are presented in the following table:

Benefit obligation for defined benefit plans
in € THOUS	2022	2021
Partially funded obligations
U.S. plan	331,158	417,889
French plan	5,926	6,459

Unfunded obligations
German plan	394,432	649,270
French plans	10,700	10,928

Total benefit obligations	742,216	1,084,546

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

Net pension liability

in € THOUS

	2022	2021
Change in benefit obligation:
Benefit obligation at beginning of year	1,084,546	996,237
Foreign currency translation (gains) losses	27,307	32,169
Current service cost	42,367	37,409
Past service cost	(512)	988
Interest cost	22,466	20,298
Transfer of plan participants	219	(247)
Actuarial (gains) losses arising from changes in financial assumptions	(405,106)	26,504
Actuarial (gains) losses arising from changes in demographic assumptions	756	1,540
Actuarial (gains) losses arising from experience adjustments	3,298	(3,150)
Remeasurements	(401,052)	24,894
Benefits paid	(33,125)	(26,828)
Settlements	—	(374)
Benefit obligation at end of year	742,216	1,084,546

Change in plan assets:
Fair value of plan assets at beginning of year	335,170	311,073
Foreign currency translation gains (losses)	21,974	25,869
Interest income from plan assets	10,539	9,504
Actuarial gains (losses) arising from experience adjustments	(82,457)	9,113
Actual return on plan assets	(71,918)	18,617
Employer contributions	1,127	1,005
Benefits paid	(26,892)	(21,394)
Fair value of plan assets at end of year	259,461	335,170
Net funded position at end of year	482,755	749,376
Benefit plans offered by other subsidiaries	45,467	45,270
Net pension liability at end of year	528,222	794,646

For the years 2022 and 2021, there were no effects from the asset ceiling.

At December 31, 2022, the weighted average duration of the defined benefit obligation was 15 years (2021: 19 years).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Pension assets and liabilities related to benefit plans offered by the Company and its subsidiaries as of December 31, 2022 and 2021 are presented in the following table:

Pension plan assets and liabilities
in € THOUS	2022	2021
Pension plan liabilities
U.S. plan	71,790	82,823
German plan	394,432	649,270
French plans	16,533	17,283
Total	482,755	749,376
Thereof current(1)	9,193	8,085
Thereof non-current(2)	473,562	741,291

Benefit plans offered by other subsidiaries
Pension assets (3)	—	(385)
Current pension liabilities(1)	4,810	4,324
Non-current pension liabilities(2)	40,657	41,331
Total other pension liabilities, net	45,467	45,270
(1)	Recorded in the line item “Current provisions and other current liabilities” in the consolidated balance sheets.
(2)	Recorded in non-current liabilities as “Pension liabilities” in the consolidated balance sheets.
(3)	Recorded as “Other non-current assets” in the consolidated balance sheets.

Non-current pension liabilities were €514,219 and €782,622 at December 31, 2022 and 2021, respectively. The decrease of €268,403 from 2021 to 2022 was mainly attributable to adjustments to the discount rate, which resulted in an actuarial gain to be recognized in the line item “actuarial gain (loss) on defined benefit pension plans” within the consolidated statements of comprehensive income. For the German benefit plan, which accounts for a substantial part of the pension liability, an interest rate of 4.30% was applied as of December 31, 2022 (December 31, 2021: 1.40%).

Approximately 63% of the beneficiaries are located in the U.S. and 8% in France, with the majority of the remaining 29% located in Germany.

The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan’s benefit obligation. The Company’s discount rates at December 31, 2022 and 2021 are the weighted average of these plans based upon their benefit obligations.

The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2022 and 2021:

Weighted average assumptions

in %

	2022	2021

Discount rate	4.86	2.02
Rate of compensation increase	3.22	3.17
Rate of pension increase	2.00	1.75

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Sensitivity analysis

Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2022 as follows:

Sensitivity analysis

in € THOUS

	0.5% increase	0.5% decrease

Discount rate	(51,498)	58,360
Rate of compensation increase	8,447	(8,289)
Rate of pension increase	24,819	(22,605)

An increase of the mortality rate of 10% would reduce the pension liability by €17,215, while a decrease of 10% would increase the pension liability by €19,187 as of December 31, 2022.

The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2022. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for the years ended December 31, 2022, 2021 and 2020:

Components of net periodic benefit cost

in € THOUS

	2022	2021	2020

Service cost	42,367	37,409	40,213
Net interest cost	11,927	10,794	10,452
Prior service cost	(512)	988	(244)
(Gains) losses from settlements	—	(374)	(331)
Net periodic benefit costs	53,782	48,817	50,090

Service cost and net interest cost are allocated as personnel expense within costs of revenues; selling, general and administrative expense; or research and development expense. This is depending upon the area in which the beneficiary is employed. The gain from settlement is included in selling, general and administrative expense.

The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2022, 2021 and 2020:

Weighted average assumptions

in %

	2022	2021	2020

Discount rate	2.02	2.02	2.35
Rate of compensation increase	3.17	3.17	3.18
Rate of pension increase	1.75	1.46	1.70

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows

in € THOUS

	2022	2021

1 year	30,996	28,191
1 – 3 years	67,545	60,421
3 – 5 years	75,674	67,795
5 – 10 years	216,216	196,501
Total	390,431	352,908

Plan Assets

The following table presents the fair values of the Company´s pension plan assets at December 31, 2022 and 2021:

Fair values of plan assets
in € THOUS
		Quoted prices				Quoted prices
		in active				in active
		markets for	Significant	Significant		markets for	Significant	Significant
		identical	observable	unobservable		identical	observable	unobservable
Asset category	Total	assets	inputs	inputs	Total	assets	inputs	inputs
		(Level 1)	(Level 2)	(Level 3)		(Level 1)	(Level 2)	(Level 3)

		2022				2021
Equity investments
Index funds(1)	73,252	8,588	64,664	—	94,384	9,850	84,534	—

Fixed income investments
Government securities(2)	3,996	3,789	207	—	9,221	8,964	257	—
Corporate bonds(3)	169,634	—	169,634	—	211,992	—	211,992	—
Other bonds(4)	9,995	—	3,897	6,098	15,529	—	7,313	8,216
U.S. treasury money market funds(5)	2,491	2,491	—	—	3,940	3,940	—	—

Other types of investments
Cash, money market and mutual funds(6)	93	93	—	—	104	104	—	—
Total	259,461	14,961	238,402	6,098	335,170	22,858	304,096	8,216
(1)	This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index.
(2)	This Category comprises fixed income investments by the U.S. government and government sponsored entities.
(3)	This Category primarily represents investment grade bonds of U.S. issuers from diverse industries.
(4)	This Category comprises private placement bonds as well as collateralized mortgage obligations.
(5)	This Category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury backed obligations.
(6)	This Category represents cash, money market funds as well as mutual funds comprised of high grade corporate bonds.

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

●	Common stocks are valued at their market prices.
●	Index funds are valued based on market quotes.
●	Government bonds are valued based on both market prices and market quotes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

●	Corporate bonds and other bonds are valued based on market quotes.
●	Cash is stated at nominal value which equals the fair value.
●	U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

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

Defined contribution plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $22.5 (€21.1) if under 50 years old ($30.0 (€28.1) if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2022, 2021, and 2020, was €77,329, €67,612 and €64,855 respectively.

Additionally, the Company contributed for the years ended December 31, 2022, 2021, and 2020 €30,272, €30,370 and €28,096 to state pension plans.

17.Shareholders’ equity

Capital stock

At December 31, 2022, the Company’s share capital consists of 293,413,449 bearer ordinary shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company’s share capital has been fully paid in.

The General Partner of FMC AG & Co. KGaA, Fresenius Medical Care Management AG, Hof an der Saale, is not obliged to make a capital contribution and has not made a capital contribution. It does not participate in the profits and losses or in the assets of the Company. Under the Company’s Articles of Association, the General Partner receives for the management of the Company and the assumption of liability as general partner an annual remuneration independent of profit and loss in the amount of 4% of its share capital (see note 5 d). The General Partner is also reimbursed for any and all expenses in connection with management of the Company’s business, which include remuneration of the members of its Management Board and its supervisory board.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Pursuant to Sections 33 and 34 of the German Securities Trading Act (WpHG) any party subject to the notification requirement shall notify the Company when certain mandatory reportable thresholds for voting rights, also by taking into account attribution provisions, are reached, exceeded or fallen below. Section 38 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through directly or indirectly held instruments and Section 39 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through the addition of voting rights according to Section 33 WpHG and instruments according to Section 38 WpHG. Notifications received by the Company subject to the notification requirements were published in accordance with the applicable legal provisions, as well as posted in the Investors section of the Company’s website at www.freseniusmedicalcare.com.

In a notification dated February 8, 2011, Fresenius SE disclosed to the Company pursuant to Section 21 of the WpHG at the date of notification (predecessor provision to Section 33 of the WpHG) that it held 35.74% of the voting rights in FMC AG & Co. KGaA. At December 31, 2022, Fresenius SE held 32.2% of the Company’s voting rights. In addition, Fresenius SE is the sole stockholder of the General Partner.

On January 9, 2023, BlackRock, Inc., Wilmington, Delaware, U.S., (BlackRock) with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.95% of the voting rights of FMC AG & Co. KGaA and pursuant to Section 38 of the WpHG that instruments relating to 0.77% of the voting rights of FMC AG & Co. KGaA were held as of January 4, 2023.

On January 6, 2023, Dodge & Cox International Stock Fund, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 3.00% of the voting rights of FMC AG & Co. KGaA were held as of January 3, 2023.

On December 21, 2022, Harris Associates L.P., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.00% of the voting rights of FMC AG & Co. KGaA were held as of December 19, 2022.

On December 16, 2022, Dodge & Cox, San Francisco, California, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.03% of the voting rights of FMC AG & Co. KGaA were held as of December 13, 2022.

On October 28, 2022, Richard Pzena, with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.20% of the voting rights of FMC AG & Co. KGaA were held as of October 24, 2022.

On July 14, 2022, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.99% of the voting rights of FMC AG & Co. KGaA were held as of July 12, 2022.

On March 17, 2022, Harris Associates Investment Trust, Boston, Massachusetts, U.S., disclosed pursuant to Section 33 of the WpHG that 2.98% of the voting rights of FMC AG & Co. KGaA were held as of March 14, 2022.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Authorized capital

By resolution of the Company’s Annual General Meeting (AGM) on August 27, 2020, the General Partner has been authorized to increase, with the approval of the Supervisory Board, on one or more occasions, the Company’s share capital until August 26, 2025 by up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, “Authorized Capital 2020/I.” The newly issued shares may also be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to the shareholders of the Company. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the subscription rights of the shareholders. However, such an exclusion of subscription rights will be permissible only for fractional amounts. No Authorized Capital 2020/I has been issued at December 31, 2022.

In addition, by resolution of the AGM on August 27, 2020, the General Partner has been authorized to increase, with the approval of the Supervisory Board, on one or more occasions, the share capital of the Company until August 26, 2025 by up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, “Authorized Capital 2020/II.” The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the subscription rights of the shareholders. However, such exclusion of subscription rights will be permissible only if (i) in case of a capital increase against cash contributions, the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the use of this authorization and the issue price for the new shares is not significantly lower than the stock price of the existing listed shares or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire companies, parts of companies, interests in companies or other assets. No Authorized Capital 2020/II has been issued at December 31, 2022.

The Authorized Capital 2020/I and the Authorized Capital 2020/II became effective upon registration with the commercial register of the local court in Hof an der Saale on September 23, 2020.

Conditional capital

By resolution of the Company’s AGM on May 12, 2011, the Company’s share capital has been conditionally increased with regards to the Stock Option Plan 2011 (2011 SOP) by up to €12,000 subject to the issue of up to 12 million no par value bearer ordinary shares with a nominal value of €1.00 each (Conditional Capital 2011/I) (see note 20). The conditional capital increase is only executed to the extent subscription rights were awarded under the 2011 SOP, the holders of the subscription rights exercise their right and the Company does not use treasury shares to fulfill the subscription rights, with each stock option awarded exercisable for one ordinary share (see note 20). The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares.

At December 31, 2022, 2,471,116 options remained outstanding with a remaining average term of 0.58 years under the 2011 SOP. For the year ending December 31, 2022, 409,110 options had been exercised under the 2011 SOP (see note 20).

Conditional capital at December 31, 2022 was €8,957 in total, all relating to the 2011 SOP (see note 20).

A total of 409,110 shares were issued out of Conditional Capital 2011/I during 2022 (2021: 127,769 shares), increasing the Company’s capital stock by €409 (2021: €127).

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

On the basis of the May 12, 2016 AGM authorization, on June 14, 2019, the Company announced a program to purchase up to 12,000,000 shares for an aggregate purchase amount of up to €660,000. Pursuant to this program, the Company repurchased 10,795,151 treasury shares in the period from June 17, 2019 up to and including April 1, 2020 for an average weighted stock price of €63.50 per share for the purpose of capital reduction. Following the purchases in April 2020, a total of 14,879,979 ordinary shares could further have been purchased based on the authorization granted at the May 12, 2016 AGM. The Company did not make further share repurchases pursuant to such authorization prior to its expiration on May 20, 2021. On December 11, 2020, the Management Board resolved to retire these repurchased shares, together with the remaining 999,951 treasury shares acquired in 2013 on the basis of a previous authorization, in order to decrease the Company’s share capital. As of December 31, 2022 and 2021, the Company did not hold treasury shares.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock
		Total number of shares
		purchased and retired as
		part of publicly
	Average price per	announced plans or	Total value of
Period	share	programs (1)	shares
	in €		in € THOUS

December 31, 2019	60.66	6,107,629	370,502

Purchase of Treasury Stock
January 2020	84.37	124,398	10,495
February 2020 (2)	249.10	25,319	6,307
March 2020	63.05	4,842,943	305,362
April 2020	63.07	694,813	43,824
Repurchased Treasury Stock	64.35	5,687,473	365,988
Retirement of repurchased Treasury Stock
December 2020	62.44	11,795,102	736,490
TOTAL		—	—
(1)	All shares purchased between May 12, 2016 and April 1, 2020 were purchased pursuant to the share purchase program authorized by the AGM resolution of May 12, 2016. The Company did not purchase any shares other than pursuant to such program.
(2)	The purchase price of the shares of the program beginning on June 17, 2019 was based on the volume weighted average price of the Company’s shares for the period and changes in the volume weighted average price resulted in retroactive adjustments to the purchase price, even if no shares were purchased. The February adjustment, in combination with a lower number of shares purchased, resulted in a particularly high average price per share for the month.

Additional paid-in capital

Additional paid-in capital is comprised of the premium paid on the issue of shares and stock options, the tax effects from stock options, the compensation expense from stock options, which is recognized according to IFRS 2, as well as changes in ownership interest in a subsidiary that do not result in a loss of control. Additional paid in capital increased primarily as a result of the business combination of InterWell Health (see note 3 for further information) and related tax basis differences in the amount of $41,076 (€41,348 as of the Acquisition Date) as well as other purchases of noncontrolling interests in dialysis clinics in the United States.

Retained earnings

Retained earnings is comprised mainly of earnings generated by group entities in prior years, to the extent that they have not been distributed, as well as changes of put option liabilities.

Dividends

Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated balance sheet profit (Bilanzgewinn) of the Company as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

Cash dividends of €395,556 for 2021 in the amount of €1.35 per share were paid on May 17, 2022.

Cash dividends of €392,455 for 2020 in the amount of €1.34 per share were paid on May 26, 2021.

Cash dividends of €351,170 for 2019 in the amount of €1.20 per share were paid on September 1, 2020.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

At the Company’s AGM scheduled to be held on May 16, 2023, the Company’s General Partner and the Company’s Supervisory Board will propose to the shareholders a dividend of €1.12 per share for 2022, payable in 2023. The total expected dividend payment is approximately €328,623.

Noncontrolling interests

Noncontrolling interests represent the proportion of the net assets of consolidated subsidiaries owned by minority shareholders. The Company has purchase obligations under put options held by the holders of noncontrolling interests in certain of its subsidiaries. These obligations result from contractual put options and are exercisable by the owners of the noncontrolling interests. In addition to noncontrolling interests, the related potential obligations under these put options are reclassified from equity of the Company, with no impact to the income statement, and recognized as a put option liability at the present value of the exercise price of the options in other current or non-current liabilities. Accumulated other comprehensive income allocated to noncontrolling interests mainly relates to currency effects from the translation of foreign operations.

The primary fluctuations in noncontrolling interests resulted from the InterWell Health business combination (see note 3) and a deconsolidation of a cardiovascular center in the North America Segment.

18.Capital management

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

As of December 31, 2022 and December 31, 2021, total equity and debt were as follows:

Total equity, debt and total assets
in € THOUS
	2022	2021

Total equity including noncontrolling interests	15,449,179	13,979,037
Debt and lease liabilities	13,212,572	13,320,149
Total assets	35,754,114	34,366,558
Debt and lease liabilities in % of total assets	37.0	38.8
Total equity in % of total assets (equity ratio)	43.2	40.7

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company’s financing structure and business model are reflected in the investment grade ratings. The Company is rated investment grade by Moody’s, Standard & Poor’s and Fitch. On November 15, 2022, Fitch affirmed the corporate credit rating and revised the outlook from stable to negative.

Rating (1)
	Standard & Poor’s	Moody’s	Fitch

Corporate credit rating	BBB	Baa3	BBB-
Outlook	stable	stable	negative
(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

19.Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2022, 2021 and 2020:

Reconciliation of basic and diluted earnings per share
in € THOUS, except share and per share data
	2022	2021	2020
Numerator:
Net income attributable to shareholders of FMC AG & Co. KGaA	673,405	969,308	1,164,377
Denominators:
Weighted average number of shares outstanding	293,246,430	292,944,732	294,055,525
Potentially dilutive shares	—	120,442	223,429
Basic earnings per share	2.30	3.31	3.96
Diluted earnings per share	2.30	3.31	3.96

20.Share-based plans

General information on Fresenius Medical Care AG & Co. KGaA long-term incentive plans (Performance Shares)

The Company accounts for its share-based plans in accordance with IFRS 2 and has as of December 31, 2022, various share-based compensation plans, which may either be equity- or cash-settled. These plans enable the members of the Management Board, the members of the management boards of affiliated companies, managerial staff members and the senior members of the Company’s managerial staff who serve on the Company’s Executive Committee (Executive Committee) to adequately participate in the long-term, sustained success of the Company. The Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (LTIP 2016), the Fresenius Medical Care AG & Co. KGaA NxStage Long Term Incentive Plan (NxStage LTIP), the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019), the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2019 (LTIP 2019), the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) and the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2022+ (LTIP 2022+) are each variable compensation programs with long-term incentive effects which allocate or allocated so-called “Performance Shares.” Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table provides an overview of these plans.

	LTIP 2022+	MB LTIP 2020	LTIP 2019	MB LTIP 2019	NxStage LTIP	LTIP 2016
Eligible persons	Other Plan participants	Members of the Management Board and certain members of the Executive Committee	Other Plan participants	Members of the Management Board	Other Plan participants	Members of the Management Board and other plan participants
Years in which an allocation occurred	2022	2020-2022	2019-2021	2019	2019	2016–2018
Months in which an allocation occurred	July, December	November (2020), March (2021, 2022), October (2022)	July, December	July, December	February	July, December

Under the current compensation system, the supervisory board of Management AG defines an initial value for each Management Board member’s allocation by applying a multiplier to the relevant base salary. Such allocation value equals 135% (multiplier of 1.35) of the relevant base salary. In case of appointments to the Management Board during a fiscal year, the amount to be allocated to such member can be pro-rated. For other plan participants, the determination of the allocation value will be made by the Management Board, taking into account the individual responsibility of each plan participant. The initial allocation value is determined in the currency in which the respective participant receives his or her base salary at the time of the allocation. In order to determine the number of Performance Shares each plan participant receives, the respective allocation value will be divided by the value per Performance Share at the time of the allocation, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective allocation date.

During 2022, the Company allocated 241,835 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €28.37 each and a total fair value of €6,861, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2022, the Company allocated 1,737,591 Performance Shares under the LTIP 2022+ at a measurement date weighted average fair value of €27.33 each and a total fair value of €47,488, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

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

The number of allocated Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) Revenue growth at constant currency (Revenue Growth), (ii) Net Income growth at constant currency (Net Income Growth) and (iii) Return On Invested Capital (ROIC).

Revenue, Net Income and ROIC are determined according to the Company’s consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS, applying the respective plan terms. Revenue Growth, Net Income Growth, for the purpose of the relevant plan, are determined at constant currency.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2022 (Performance Shares)

The supervisory board of Management AG has approved and adopted the MB LTIP 2020 effective January 1, 2020, for members of the Management Board and, as subsequently agreed, certain members of the Executive Committee. For the members of the management boards of affiliated companies and managerial staff members, the Management Board has approved and adopted the LTIP 2022+ effective January 1, 2022.

For allocations in fiscal year 2022, the target achievements of the performance targets Revenue Growth and Net Income Growth are calculated based on a Compound Annual Growth Rate (CAGR) over the 3-year performance period. The basis for the first annual growth rate is 2021. For ROIC, annual target values apply. For all three performance targets, target achievement corridors which will be used for the calculation of the respective target achievements were defined.

For allocations in fiscal year 2022, the degree of target achievement for all three performance targets is weighted with 1/3 for the purpose of determining the overall target achievement at the end of the performance period. The relevant target achievement for Revenue Growth and Net Income Growth is determined based on the CAGR over the entire performance period. The relevant target achievement for the ROIC target is determined based on the average annual target achievement for the ROIC during the performance period (i.e., 1/3 weighting per performance year). The overall target achievement will not exceed 200%.

The number of performance shares allocated to plan participants at the beginning of the performance period is multiplied with the degree of overall target achievement to determine the final number of performance shares.

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

For the LTIP 2022+, the final number of Performance Shares generally vests three years after the allocation date. The number of vested performance shares is then multiplied with the average share price of the Company during a period of 30 days prior to the end of this vesting period. The resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant, will then be paid to the plan participants as cash compensation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016–2021 (Performance Shares)

Allocations under the LTIP 2016 could be made throughout 2016 to 2018, under the MB LTIP 2019 in 2019 and under the LTIP 2019 throughout 2019 to 2021. In 2019, an allocation under the NxStage LTIP was made to the management board and managerial staff members of NxStage Medical, Inc. (NxStage) in the course of the integration of NxStage into the Company. Allocations under the MB LTIP 2020 can be made since January 1, 2020.

For Performance Shares allocated throughout 2020 to 2021, for the fiscal years 2020, 2021 and 2022, an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 6%; Revenue Growth of 1% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 11%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated throughout 2020 to 2021, for the fiscal years 2020, 2021 and 2022, an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 5%. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 10%. If Net Income Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated throughout 2020 to 2021, for the fiscal years 2020, 2021 and 2022, an annual target achievement level of 100% for the ROIC performance target will be reached if ROIC is 6.0%. In case of a ROIC of 5.5%, the target achievement level will be 0%; the maximum target achievement of 200% will be reached in the case of a ROIC of at least 6.5%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

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

For Performance Shares allocated throughout 2016 to 2019, an annual target achievement level of 100% for ROIC will be reached if the target ROIC as defined for the applicable year is reached. For Performance Shares allocated throughout 2016 to 2019, the target ROIC is 7.3% for 2016, 7.5% for 2017, 7.7% for 2018, 7.9% for 2019 8.1% for 2020 and 8.1% for 2021. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period for Performance Shares allocated throughout years 2016 to 2019 is equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the applicable performance period.

For Performance Shares allocated throughout 2016 to 2021, the target achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For Performance Shares allocated in fiscal year 2019 under the LTIP 2019, the level of target achievement may be subject to an increase if certain targets in relation to the second phase of the Company’s Global Efficiency Program (GEP-II targets), which are measured at constant currency, and in relation to the Free Cash Flow (Free Cash Flow target) are achieved. For these Performance Shares, the overall target achievement shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. Furthermore, the overall target achievement for these Performance Shares shall be increased by 20 percentage points if the Free Cash Flow target achievement is 200%. In case of a GEP-II targets achievement between 0% and 100% and a Free Cash Flow target achievement between 0% and 200%, the increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement shall not exceed 200%.

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

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011 (stock options and Phantom Stock)

On May 12, 2011, the 2011 SOP was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share. The final grant under the LTIP 2011 was made in December 2015.

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

Information on holdings under share-based plans

At December 31, 2022 and 2021, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares under the share-based plans:

Outstanding Performance Shares
	2022			2021
	Members of the			Members of the
	Management	Other plan		Management	Other plan
	Board	participants	Total	Board	participants	Total
LTIP 2022+	—	1,676,091	1,676,091	—	—	—
MB LTIP 2020	409,511	163,031	572,542	352,053	—	352,053
LTIP 2019	—	1,525,120	1,525,120	8,869	2,399,649	2,408,518
MB LTIP 2019	24,326	19,372	43,698	102,435	12,564	114,999
NxStage LTIP	—	—	—	—	32,054	32,054
LTIP 2016	—	—	—	56,624	366,059	422,683

Additionally, at December 31, 2022, the members of the Management Board held 209,400 stock options (December 31, 2021: 455,970) and plan participants other than the members of the Management Board held 2,261,716 stock options (December 31, 2021: 2,557,339) under the 2011 SOP.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2022, 2021 and 2020.

Transactions
		Weighted
		average
		exercise
	Options	price
Stock options for shares	in thousands	in €
Balance at December 31, 2020	3,201	71.50
Granted	—	—
Exercised (1)	128	49.83
Expired	60	70.60
Balance at December 31, 2021	3,013	72.44
Granted	—	—
Exercised(2)	409	49.93
Expired	133	56.55
Balance at December 31, 2022	2,471	77.02
(1)	The average share price at the date of exercise of the options was €65.92.
(2)	The average share price at the date of exercise of the options was €54.00.

The following tables provide a summary of fully vested options outstanding and exercisable at December 31, 2022 and 2021, respectively:

Outstanding and exercisable stock options 2022
	Outstanding			Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	of	contractual	price	of	price
in €	options	life	in €	options	in €

45.01 — 50.00				—	—
50.01 — 55.00				—	—
55.01 — 60.00				—	—
60.01 — 65.00				—	—
65.01 — 70.00				—	—
70.01 — 75.00				—	—
75.01 — 80.00	2,471,116	0.58	77.02	2,471,116	77.02
	2,471,116	0.58	77.02	2,471,116	77.02

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Outstanding and exercisable stock options 2021
	Outstanding			Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	of	contractual	price	of	price
in €	options	life	in €	options	in €

45.01 — 50.00	488,745	0.57	49.93	488,745	49.93
50.01 — 55.00	—	—	—	—	—
55.01 — 60.00	31,080	0.92	58.63	31,080	58.63
60.01 — 65.00	—	—	—	—	—
65.01 — 70.00	—	—	—	—	—
70.01 — 75.00	—	—	—	—	—
75.01 — 80.00	2,493,484	1.58	77.02	2,493,484	77.02
	3,013,309	1.41	72.44	3,013,309	72.44

During the fiscal years ended December 31, 2022, 2021, and 2020, the Company received cash of €20,427, €6,367 and €12,445, respectively, from the exercise of stock options (see note 17). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2022, 2021, and 2020 was €1,665, €2,056 and €4,402, respectively.

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares allocated which will be recognized over the vesting period. The compensation expense that the Company recognized for Performance Shares for the fiscal years ended December 31, 2022, 2021 and 2020, respectively, is presented in the table below.

Compensation expense related to cash-settled plans
in € THOUS
	2022	2021	2020
LTIP 2022+	3,765	—	—
MB LTIP 2020	(629)	2,112	2,115
LTIP 2019	(4,416)	21,761	13,689
MB LTIP 2019	(358)	299	820
NxStage LTIP	(758)	296	513
LTIP 2016	(3,475)	3,826	21,864
LTIP 2011	—	—	1,894

21.Leases

The Company leases land, buildings and improvements, machinery and equipment, as well as IT- and office equipment under various lease agreements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Leasing in the consolidated statements of income

The following table shows the effects from lease agreements on the consolidated statements of income for the year ended December 31, 2022, 2021 and 2020:

Leasing in the consolidated statements of income
in € THOUS
	2022	2021	2020
Depreciation on right-of-use assets	746,471	690,476	703,999
Impairments on right-of-use assets	27,646	18,696	3,496
Expenses relating to short-term leases	52,420	44,923	49,532
Expenses relating to leases of low-value assets	17,421	23,177	27,359
Expenses relating to variable lease payments	13,803	12,158	12,442
Income from subleasing right-of-use assets	3,340	3,119	4,165
Interest expense on lease liabilities	151,317	143,160	159,148

For information regarding leases with related parties, see note 5 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Leases in the consolidated balance sheets

At December 31, 2022 and 2021, the acquisition costs and the accumulated depreciation of right-of-use assets consisted of the following:

Acquisition costs
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2022	translation	group	Additions	Reclassifications	Disposals	2022

Right-of-use assets: Land	38,094	283	—	1,922	—	(1,419)	38,880
Right-of-use assets: Buildings and improvements	5,952,476	261,708	(15,928)	492,086	(4,122)	(75,814)	6,610,406
Right-of-use assets: Machinery and equipment	389,894	21,241	—	37,508	(43,747)	(73,996)	330,900
Right-of-use assets	6,380,464	283,232	(15,928)	531,516	(47,869)	(151,229)	6,980,186

Acquisition costs
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2021	translation	group	Additions	Reclassifications	Disposals	2021

Right-of-use assets: Land	34,510	782	20	4,917	—	(2,135)	38,094
Right-of-use assets: Buildings and improvements	5,017,785	346,627	40,808	614,918	1,266	(68,928)	5,952,476
Right-of-use assets: Machinery and equipment	390,902	27,947	(587)	31,561	(48,975)	(10,954)	389,894
Right-of-use assets	5,443,197	375,356	40,241	651,396	(47,709)	(82,017)	6,380,464

Depreciation
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2022	translation	group	Additions	loss	Reclassifications	Disposals	2022

Right-of-use assets: Land	11,344	5	—	4,374	217	—	(1,199)	14,741
Right-of-use assets: Buildings and improvements	1,804,045	71,885	(6,300)	684,277	27,249	251	(47,771)	2,533,636
Right-of-use assets: Machinery and equipment	248,635	13,076	—	57,820	180	(3,465)	(71,563)	244,683
Right-of-use assets	2,064,024	84,966	(6,300)	746,471	27,646	(3,214)	(120,533)	2,793,060

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Depreciation
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2021	translation	group	Additions	loss	Reclassifications	Disposals	2021

Right-of-use assets: Land	8,106	222	6	4,149	3	—	(1,142)	11,344
Right-of-use assets: Buildings and improvements	1,120,019	93,757	(2,170)	613,994	17,621	477	(39,653)	1,804,045
Right-of-use assets: Machinery and equipment	185,184	15,456	(214)	72,333	1,072	(15,720)	(9,476)	248,635
Right-of-use assets	1,313,309	109,435	(2,378)	690,476	18,696	(15,243)	(50,271)	2,064,024

Book value
in € THOUS
	December 31,	December 31,
	2022	2021
Right-of-use assets: Land	24,139	26,750
Right-of-use assets: Buildings and improvements	4,076,770	4,148,431
Right-of-use assets: Machinery and equipment	86,217	141,259
Right-of-use assets	4,187,126	4,316,440

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

Leasing in the consolidated statements of cash flows

Total cash outflows from leases were €1,013,913 for the year ended December 31, 2022 (December 31, 2021 and 2020: €921,988 and €951,066, respectively).

Leases that the Company entered into as a lessee that have not yet begun as of December 31, 2022 will result in future cash outflows of €133,367 (December 31, 2021 and 2020: €118,929 and €123,679, respectively).

Potential future cash outflows resulting from purchase options of €16,548 were not reflected in the measurement of the lease liabilities as of December 31, 2022, as the exercise of the respective options is not reasonably certain (December 31, 2021 and 2020: €30,309 and €41,215, respectively).

Potential future cash outflows resulting from extension options of €7,547,505 were not reflected in the measurement of the lease liabilities as of December 31, 2022, as the exercise of the respective options is not reasonably certain (December 31, 2021 and 2020: €7,229,433 and €6,407,955, respectively). The major part of these potential future cash outflows relates to extension options in real estate lease agreements, primarily for dialysis clinics in the North America Segment. Individual lease agreements include multiple extension options. The Company uses extension options to obtain a high degree of flexibility in performing its business. These extension options held are exercisable solely by the Company.

Potential future cash outflows resulting from termination options of €3,338 were not reflected in the measurement of the lease liabilities as of December 31, 2022, as the exercise of the respective options is not reasonably certain (December 31, 2021 and 2020: €3,095 and €3,374, respectively).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For additional information regarding residual value guarantees in certain lease contracts, see note 22.

22.Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the U.S. Foreign Corrupt Practices Act (FCPA) or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement (NPA) with the DOJ and a separate agreement with the SEC (SEC Order) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. In 2019, the Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor (the Monitor). Due in part to COVID-19 pandemic restrictions, the monitorship faced certain delays, but the Company is working to complete all its obligations under the resolution with the DOJ and SEC. The Monitor certified to the Company’s implementation of an effective anti-corruption compliance program on December 30, 2022, and submitted her final certification report on January 31, 2023. Subject to a review of that report, the DOJ and SEC will accept or reject the Monitor’s certification. Assuming certification is accepted, the NPA and SEC Order are expected to terminate on March 31, 2023.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Personal injury and related litigation involving FMCH’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. FMCH’s insurers agreed to the settlement in 2017 of personal injury litigation and funded $220,000 (€179,284) of the total $250,000 (€203,732) settlement under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, encompassing its contribution of $30,000 (€24,448) to the personal injury settlement plus $30,000 (€24,448) in related but uninsured fees and costs. Following the settlement, FMCH’s insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

As litigation proceeded, the parties refined their positions, resulting in AIG requesting recovery of approximately $60,000 (€48,896) of its settlement outlay and FMCH requesting $108,000 (€88,012) in defense fees and costs. The parties filed multiple, crossing motions for summary judgment. On January 12, 2023, the trial court decided these motions. Among its rulings, the court largely rejected both FMCH’s theories for recovering defense costs and AIG’s theories for recovering settlement funding. However, the trial court denied both parties’ motions on one issue and severed and continued that issue for trial. The issue to be tried relates to FMCH’s exhaustion of deductible obligations for, and weightings of, policy years to be considered in allocating between AIG and FMCH the $250,000 (€203,732) paid as a single, aggregate sum to resolve the personal injury litigation as a whole. As related to this one issue in isolation, AIG’s motion, had it prevailed, would have supported AIG’s recovering approximately $48,000 (€44,560); FMCH’s corresponding motion would have resulted in no recovery for AIG. With both motions having been denied, neither party has indicated its position for trial. No date has been set for trial. Following trial, appeals may be pursued on all rulings by the trial court.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (USAO) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. Thereafter, the USAO conducted an investigation, in which FMCH cooperated, and declined to intervene in the matter. After the United States District Court for Maryland unsealed the 2014 relator’s qui tam complaint that gave rise to the investigation, the relator served the complaint and proceeded on his own by filing an amended complaint, which FMCH moved to dismiss on multiple grounds. On October 5, 2021, on FMCH’s venue motion, the District Court for Maryland transferred the case to the United States District Court for Massachusetts. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627. On December 5, 2022, the Massachusetts District Court granted FMCH’s motion and dismissed the case with prejudice. Relator has filed a motion to reconsider and asserted his intent to appeal.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) inquiring into FMCH’s involvement in certain dialysis facility joint ventures in New York. After the Brooklyn USAO completed its investigation, in which FMCH cooperated, and declined to intervene on the qui tam complaint that gave rise to the investigation, the relator proceeded with litigation on its own. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). On August 3, 2021, the District Court granted FMCH’s motion to dismiss the relator’s amended complaint, dismissed the case with prejudice and declined to allow further amendment. On December 20, 2022, the United States Court of Appeals for the Second Circuit denied the relator’s appeal and affirmed the dismissal. The relator’s petition for rehearing en banc was denied.

In 2014, two New York physicians filed under seal a qui tam complaint in the United States District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to FMCH’s vascular access line of business. As previously disclosed, on October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating its investigation now seen to be related to the two relators’ complaint. FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (AAC) following FMCH’s 2011 acquisition of AAC.

On July 12, 2022, after the Court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. The United States’ and relators’ complaints allege that the defendants billed and received government payment for surgery that was not medically necessary. FMCH expects to defend the allegations asserted in the litigation now proceeding.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (Shiel), which FMCH acquired in October 2013. FMCH advised the USAO that, under the asset sale provisions of its 2013 Shiel acquisition, it was not responsible for Shiel’s conduct prior to the date of the acquisition. On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations. Nonetheless, FMCH cooperated in the Brooklyn USAO’s investigation.

On June 14, 2022, the Brooklyn USAO declined to intervene on two anonymous relator complaints that underlay the investigation. The relators, who remain anonymous, are proceeding with litigation at their own expense against both Shiel and FMCH entities, alleging that the defendants wrongly caused government payers to pay for laboratory tests that were falsely or improperly invoiced and retaliated against relators for objecting to the alleged misconduct. Relator v. Shiel Medical Laboratory, 1:16-cv-01090 (E.D.N.Y. 2016); Relator v. Shiel Holdings, 1:17-cv-02732 (E.D.N.Y. 2017). FMCH will defend allegations directed against entities it controls.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, VFMCRP) (see note 5), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, Lupin), and Teva Pharmaceuticals USA, Inc. (Teva) in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN, first complaint). The patent infringement action is in response to Lupin and Teva’s filings of Abbreviated New Drug Applications (ANDA) with the U.S. Food and Drug Administration (FDA) for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin’s ANDA; and August 6, 2020 for Teva’s ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, Annora), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin’s ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN, second complaint) in response to the companies’ ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book. All cases involving Lupin as defendant were settled among the parties, thus terminating the corresponding court actions on December 18, 2020. In relation to the remaining pending cases and the defendant Teva, trial took place for the first complaint between January 19 and 22, 2021. Another patent newly listed in the Orange Book was added to the second complaint on June 23, 2021. Trial was scheduled for the second complaint for late June 2022, but was cancelled on June 14, 2022. By final judgment dated August 25, 2022, the Court decided for the first complaint that the generic product proposed in Teva’s ANDA infringes the patent claims subject to the complaint and that such patent claims are valid. Further, unless the order is overturned or the parties agree otherwise, the effective date of any final approval by the FDA for Teva’s ANDA shall not be a date until the underlying patent, including any pediatric extension, expires. On September 21, 2022, Teva filed an appeal to the U.S. Court of Appeals for the Federal Circuit to contest the first instance Court decision. Also on September 21, 2022, VFMCRP filed another complaint for patent infringement against Teva in the U.S. District Court for the District of Delaware (Case No. 1:22-cv-01227-MN, “third complaint”) in response to the company’s ANDA for generic versions of Velphoro® and on the basis of another newly listed patent in the Orange Book. On October 4, 2022, a motion to stay the proceedings of the second complaint until the appeal for the first complaint is resolved was granted by the first instance Court. All cases involving Teva as defendant were settled among the parties, thus terminating the corresponding court actions on February 6, 2023 (second and third complaint) and February 7, 2023 (appeal first complaint).

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. (DaVita) involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH cooperated in the investigation.

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

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH cooperated in the investigation.

In February 2022, the Company received a formal request for information from the Hessen Data Protection Authority (Hessischer Beauftragter für Datenschutz und Informationsfreiheit or HBDI). The information request relates to specific data processing functions of a few of the Company’s peritoneal dialysis devices. The Company is committed to comply with the HBDI’s request and cooperate with them, and it is working to provide the relevant information.

On March 20 and April 12, 2022, respectively, an attorney employed as general counsel for the Company’s North American division from 2013 to 2016 filed a complaint with the Occupational Safety and Health Administration (OSHA) under the Sarbanes-Oxley Act of 2002 and other anti-retaliation statutes, and a civil lawsuit in Suffolk County, Massachusetts seeking compensation for personnel management decisions allegedly adverse to him. OSHA Case No. 1-076-22-049; Kott v. National Medical Care, Inc., Case No. 22-802 (Superior Court, Suffolk County, Mass.).

The plaintiff alleges in support of his demands for compensation that he was transferred to a subordinate position in the global legal department, and subsequently terminated from employment as part of the FME25 Program, in retaliation for legal advice he provided with respect to a licensing agreement with DaVita relating to pharmaceutical operations and products. The DaVita licensing agreement expired by its terms in 2017.

As previously disclosed in the Company’s financial statements, the United States Department of Justice has reviewed multiple aspects of the DaVita contract in question, including those relevant to the plaintiff’s allegations. No enforcement action has resulted against the Company.

Other bases of retaliation alleged by the plaintiff implicate internal personnel and privacy protection concerns that do not impact ongoing operations, and on which the Company does not comment.

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) and grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of previously reported, but resolved, investigation by agencies of the United States and litigation against United Healthcare. FMCH is cooperating in the District of Columbia investigation.

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

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws) when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the FCPA, among other laws and comparable state laws or laws of other countries.

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

The German tax authorities re-qualified dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for the years 2006 until 2013, which could lead to additional tax payments in the mid-double-digit million range. Additionally, German tax authorities objected to the Company’s tax returns and took the position that income of one of the Company’s finance entities for 2017 and future periods should be subject to German Controlled Foreign Corporation taxation resulting in potential additional income tax payments in the upper double-digit million range. In both cases, the Company will take any appropriate legal action to defend its position.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of $541,070 (€507,285). As of December 31, 2022, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

23.Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at December 31, 2022 and December 31, 2021:

Carrying amount and fair value of financial instruments
in € THOUS
December 31, 2022	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,118,503	155,284	—	—	1,273,787	155,284	—	—
Trade accounts and other receivables from unrelated parties	3,489,680	—	—	84,590	3,574,270	—	—	—
Accounts receivable from related parties	140,072	—	—	—	140,072	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	9,151	9,151	—	9,151	—
Derivatives - not designated as hedging instruments	—	10,627	—	—	10,627	—	10,627	—
Equity investments	—	80,201	69,792	—	149,993	36,227	70,973	42,793
Debt securities	—	106,215	338,589	—	444,804	444,804	—	—
Other financial assets(1)	121,095	—	—	128,015	249,110	—	—	—
Other current and non-current assets	121,095	197,043	408,381	137,166	863,685	—	—	—
Financial assets	4,869,350	352,327	408,381	221,756	5,851,814	—	—	—

Accounts payable to unrelated parties	813,255	—	—	—	813,255	—	—	—
Accounts payable to related parties	118,083	—	—	—	118,083	—	—	—
Short-term debt	669,013	—	—	—	669,013	—	—	—
Long-term debt	7,864,796	—	—	—	7,864,796	6,366,775	474,930	—
Lease liabilities	—	—	—	4,678,763	4,678,763	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	568	568	—	568	—
Derivatives - not designated as hedging instruments	—	7,422	—	—	7,422	—	7,422	—
Variable payments outstanding for acquisitions	—	37,846	—	—	37,846	—	—	37,846
Put option liabilities	—	—	—	1,468,517	1,468,517	—	—	1,468,517
Other financial liabilities(2)	1,107,827	—	—	—	1,107,827	—	—	—
Other current and non-current liabilities	1,107,827	45,268	—	1,469,085	2,622,180	—	—	—
Financial liabilities	10,572,974	45,268	—	6,147,848	16,766,090	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments
in € THOUS
December 31, 2021	Carrying amount					Fair value
	Amortized
	cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	989,257	492,398	—	—	1,481,655	492,398	—	—
Trade accounts and other receivables from unrelated parties	3,328,720	—	—	80,341	3,409,061	—	—	—
Accounts receivable from related parties	162,361	—	—	—	162,361	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	579	579	—	579	—
Derivatives - not designated as hedging instruments	—	2,846	—	—	2,846	—	2,846	—
Equity investments	—	174,884	69,595	—	244,479	121,643	72,157	50,679
Debt securities	—	95,417	327,078	—	422,495	418,196	4,299	—
Other financial assets(1)	137,358	—	—	130,859	268,217	—	—	—
Other current and non-current assets	137,358	273,147	396,673	131,438	938,616	—	—	—
Financial assets	4,617,696	765,545	396,673	211,779	5,991,693	—	—	—

Accounts payable to unrelated parties	736,069	—	—	—	736,069	—	—	—
Accounts payable to related parties	121,457	—	—	—	121,457	—	—	—
Short-term debt	1,255,853	—	—	—	1,255,853	—	—	—
Long-term debt	7,314,915	—	—	—	7,314,915	7,246,019	243,656	—
Lease liabilities	—	—	—	4,749,381	4,749,381	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,490	4,490	—	4,490	—
Derivatives - not designated as hedging instruments	—	21,428	—	—	21,428	—	21,428	—
Variable payments outstanding for acquisitions	—	47,690	—	—	47,690	—	—	47,690
Put option liabilities	—	—	—	992,423	992,423	—	—	992,423
Other financial liabilities(2)	965,663	—	—	—	965,663	—	—	—
Other current and non-current liabilities	965,663	69,118	—	996,913	2,031,694	—	—	—
Financial liabilities	10,393,957	69,118	—	5,746,294	16,209,369	—	—	—
(1)	As of December 31, 2022 and 2021, other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor and supplier rebates as well as notes receivable.
(2)	As of December 31, 2022 and 2021, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occured as of December 31, 2022. At September 30, 2021, the Company transferred its investment in Humacyte, Inc. (Humacyte) with a carrying amount of €158,551 from Level 3 to Level 1, after Humacyte completed its merger with Alpha Healthcare Acquisition Corporation, a special purpose acquisition company. The shares in Alpha Healthcare Acquisition Corporation (now called Humacyte) received by the Company as a result of this merger and in a contemporaneous private placement are quoted in an active market, and Humacyte has registered the Company’s shares for resale under the Securities Act of 1933. No additional transfers between levels of the fair value hierarchy occurred as of December 31, 2021. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties (including receivables related to the Accounts Receivable Facility, see note 14), Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. All equity investments for which changes in fair value are recorded in OCI relate to purchases of publicly traded shares or percentage ownership of companies in the health sciences or adjacent fields and are made up of individually non-significant investments. At December 31, 2022, the Company held 12 non-listed equity investments (December 31, 2021: 12). During 2022, gains of €66,534 (December 31, 2021: €33,948) were transferred from OCI to retained earnings, primarily due to the disposal of an investment measured at fair value through OCI and the subsequent transfer of the related net gain to retained earnings by Vifor Fresenius Medical Renal Pharma Ltd. (the Company’s equity method investee) as well as a disposal of an investment. There were no dividends recognized during 2022 and 2021 from these equity investments. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate. The Company’s listed and non-listed equity investments measured at FVOCI had the following fair values at December 31, 2022 and 2021:

Equity investments measured at FVOCI
in € THOUS
	2022	2021

Non-listed equity investments	69,792	69,595
Equity investments FVOCI	69,792	69,595

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

Long-term debt is initially recognized at its fair value and subsequently measured at amortized cost. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value for the put options granted in the InterWell Health business combination) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €103,061 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value for the put options granted in the InterWell Health business combination) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

At December 31, 2022, 2021 and 2020 the Company’s potential obligations under these put option liabilities, which are recorded in other current liabilities and other non-current liabilities, were €1,468,517, €992,423 and €882,422, respectively. At December 31, 2022, 2021 and 2020, put option liabilities with an aggregate purchase obligation of €533,969, €561,872 and €395,759, respectively, were exercisable. In the last three fiscal years ending December 31, 2022, 231 such put options have been exercised for a total consideration of €85,087.

Following is a roll forward of Level 3 financial instruments at December 31, 2022, 2021 and 2020:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS
	2022			2021			2020
		Variable			Variable			Variable
		payments			payments			payments
	Equity	outstanding for	Put option	Equity	outstanding for	Put option	Equity	outstanding for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	50,679	47,690	992,423	188,518	66,359	882,422	183,054	89,677	934,425
Transfer to level 1	—	—	—	(158,551)	—	—	—	—	—
Increase	2,804	46	646,271	21,137	9,488	112,194	—	17,253	51,388
Decrease	—	(6,499)	(7,026)	—	(22,499)	(18,495)	—	(35,764)	(99,877)
Gain / loss recognized in profit or loss(1)	(13,968)	(3,904)	—	(12,975)	(6,716)	—	22,489	(1,996)	—
Gain / loss recognized in equity	—	—	(180,431)	—	—	(54,019)	—	—	73,993
Foreign currency translation and other changes	3,278	513	17,280	12,550	1,058	70,321	(17,025)	(2,811)	(77,507)
Ending balance at December 31,	42,793	37,846	1,468,517	50,679	47,690	992,423	188,518	66,359	882,422
(1)	Includes realized and unrealized gains / losses.

Derivative financial instruments

Derivative financial risks

The Company is exposed to effects related to foreign exchange fluctuations in connection with its international business activities that are denominated in various currencies. In order to finance its business operations, the Company issues bonds and enters mainly into long-term credit agreements with banks. Due to these financing activities, the Company is exposed to changes to the prevailing interest rates.

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

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (economic hedges). The Company does not use financial instruments for trading purposes. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

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

At December 31, 2022 and December 31, 2021, the Company had €16,049 and €3,151 of derivative financial assets subject to netting arrangements and €7,331 and €23,963 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €12,434 and €736 as well as net liabilities of €3,716 and €21,547 at December 31, 2022 and December 31, 2021, respectively.

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

The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled €198,709 and €190,707 at December 31, 2022 and December 31, 2021, respectively. At December 31, 2022, the Company had foreign exchange derivatives with maturities of up to 12 months. Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the interest and foreign exchange derivatives matched mainly the critical terms of the underlying exposures.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. The notional amounts of economic hedges totaled €1,413,955 and €854,528 at December 31, 2022 and December 31, 2021, respectively.

The Company uses a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability distributions based on historical volatilities and correlations using the values of the last 50 exchange rates with an interval of 21 trading days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio’s risk exposure is generally less than the sum total of the underlying individual risks. Based on a net exposure of €1,214,115, the Company’s CFaR amounts to €36,997 at December 31, 2022, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €36,997.

The following table shows the average hedging rate and the nominal amount of the foreign exchange forward contracts for the currencies with highest hedging volume at December 31, 2022:

Significant currency pairs
in € THOUS
	Nominal	Average
	amount	hedging rate

EUR/USD	799,235	1.0775
EUR/AUD	221,694	1.5700
EUR/CNY	186,980	7.0425

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

The Company entered into interest rate hedges (pre-hedges) in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2022 and December 31, 2021, the Company had €6,652 and €7,234, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

A fundamental reform of major interest rate benchmarks has been undertaken globally. This included the replacement of certain interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as IBOR Reform). The Company had exposures to relevant IBORs through its financial instruments, which were affected as part of this market-wide initiative.

The Syndicated Credit Facility had a certain level of London Inter-Bank Offered Rate (LIBOR) exposure due to the possibility of multicurrency drawings in U.S. dollar as well as in euro. The LIBOR was replaced with the Term Secured Overnight Financing Rate. For further information on the Syndicated Credit Facility, see note 14.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Derivative financial instruments valuation

The following table shows the carrying amounts of the Company’s derivatives at December 31, 2022 and December 31, 2021:

Derivative financial instruments valuation
in € THOUS
	2022		2021
	Assets	Liabilities	Assets	Liabilities
Current
Foreign exchange contracts	9,151	(568)	571	(4,419)

Non-current
Foreign exchange contracts	—	—	8	(71)
Derivatives in cash flow hedging relationships	9,151	(568)	579	(4,490)

Current
Foreign exchange contracts	10,627	(6,541)	2,846	(21,428)

Non-current
Foreign exchange contracts	—	(881)	—	—
Derivatives not designated as hedging instruments	10,627	(7,422)	2,846	(21,428)

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

The effect of financial instruments on the consolidated statements of income

The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €56,409 (2021: €52,948), interest expense of €358,995 (2021: €343,807) as well as expected credit losses of €42,470 (2021: €44,374).

In the fiscal year 2022, net losses from foreign currency transactions amount to €32,662 (2021: net losses €9,898).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the effect of derivatives in cash flow hedging relationship on the consolidated financial statement:

The effect of derivatives in cash flow hedging relationships on the consolidated financial statements in € THOUS
	Fair value gain	Fair value gain
	(loss) recognized in	(loss) recognized in		Amount	Amount
	AOCI on hedging	AOCI on hedging	Location of	reclassified	reclassified
	instrument (hedge	instrument (cost of	reclassified	from hedge	from cost of
	reserve)	hedging)	amounts from AOCI	reserve	hedging
For the year ended December 31, 2022
Foreign exchange contracts	12,036	(3,379)	Interest income/expense	1,355	—
			thereof:
			Revenue	2,698	40
			Costs of revenue	(2,088)	2,157
			Inventories	(418)	12
Total	12,036	(3,379)		1,547	2,209

For the year ended December 31, 2021
Foreign exchange contracts	(3,585)	126	Interest income/expense	1,206	—
			thereof:
			Revenue	275	773
			Costs of revenue	72	(1,060)
			Inventories	1,013	(2)
Total	(3,585)	126		2,566	(289)

The following table shows the effect of derivatives not designated as hedging instruments on the consolidated financial statements:

The effect of derivatives not designated as hedging instruments on the consolidated financial statements in € THOUS
		Amount of (gain) loss recognized in
		income on derivatives
	Location of (gain) loss recognized in	for the year ended, December 31
	income on derivatives	2022	2021

Foreign exchange contracts	Selling, general and administrative expenses	8,914	(49,214)
Foreign exchange contracts	Interest income/expense	12,997	1,477
Derivatives not designated as hedging instruments		21,911	(47,737)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Credit risk

The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty will fail to meet its obligations as the counterparties are highly rated financial institutions (generally investment grade). The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €19,778 at December 31, 2022 (2021: €3,425). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all financial assets. In order to control this credit risk, the Company’s management carries out an aging analysis of trade accounts and other receivables from unrelated parties. For details on the aging analysis and on expected credit losses, please see note 7.

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

Payments agreed by contracts
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2022
Non-Derivatives
Accounts payable to unrelated parties	813,255	426	—	—
Accounts payable to related parties	118,083	—	—	—
Other current financial liabilities	1,107,401	—	—	—
Short-term debt (1)	669,013	—	—	—
Bonds	806,805	1,167,570	2,882,965	3,557,066
Accounts receivable facility (2)	4,190	96,351	—	—
Other long-term debt	44,783	87,082	47,705	202,568
Lease liabilities (1)	815,613	1,479,359	1,164,048	1,922,861
Variable payments outstanding for acquisitions	4,794	30,140	—	6,149
Put option liabilities	667,371	692,707	110,942	54,200
Letters of credit	11,750	—	—	—
	5,063,058	3,553,635	4,205,660	5,742,844

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(10,573)	—	—	—
Outflow	11,136	—	—	—
	563	—	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(359,346)	(36,590)	—	—
Outflow	369,229	34,836	—	—
	9,883	(1,754)	—	—

Total	5,073,504	3,551,881	4,205,660	5,742,844

2021
Non-Derivatives
Accounts payable to unrelated parties	736,069	68	—	—
Accounts payable to related parties	121,457	—	—	—
Other current financial liabilities	965,595	—	—	—
Short-term debt (1)	1,255,853	—	—	—
Bonds	759,946	1,249,033	2,553,673	3,563,460
Accounts receivable facility	—	—	—	—
Other long-term debt	49,959	103,315	38,991	51,466
Lease liabilities (1)	796,927	1,463,953	1,127,660	2,076,056
Variable payments outstanding for acquisitions	9,721	2,936	22,526	15,322
Put option liabilities	678,705	219,554	151,462	67,744
Letters of credit	11,065	—	—	—
	5,385,297	3,038,859	3,894,312	5,774,048

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(141,935)	(2,300)	—	—
Outflow	146,810	2,409	—	—
	4,875	109	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(611,024)	—	—	—
Outflow	638,609	—	—	—
	27,585	—	—	—

Total	5,417,757	3,038,968	3,894,312	5,774,048
(1)	Includes amounts from related parties.
(2)	Future interest payments for financial liabilities with variable interest rates were calculated using the latest interest rates fixed prior to December 31, 2022.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

24.Other comprehensive income (loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2022, 2021, and 2020 are as follows:

Other comprehensive income (loss)
in € THOUS
	2022			2021			2020

	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
Equity method investees – share of OCI	22,705	—	22,705	(25,334)	—	(25,334)	58,166	—	58,166
FVOCI equity investments	2,883	(231)	2,652	37,660	(8,492)	29,168	19,439	(2,326)	17,113
Actuarial gain (loss) on defined benefit pension plans	318,595	(94,062)	224,533	(15,781)	4,407	(11,374)	4,176	(1,191)	2,985

Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment	826,847	—	826,847	1,034,239	—	1,034,239	(1,359,397)	—	(1,359,397)
FVOCI debt securities	(44,996)	8,050	(36,946)	(9,892)	1,482	(8,410)	29,096	(5,048)	24,048
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedging reserve during the period	12,036	(3,045)	8,991	(3,585)	1,013	(2,572)	6,123	(1,839)	4,284
Cost of hedging	(3,379)	887	(2,492)	126	(7)	119	(2,062)	608	(1,454)
Reclassification adjustments	3,756	(1,044)	2,712	2,277	(599)	1,678	(1,282)	482	(800)
Total other comprehensive income (loss) relating to cash flow hedges	12,413	(3,202)	9,211	(1,182)	407	(775)	2,779	(749)	2,030
Other comprehensive income (loss)	1,138,447	(89,445)	1,049,002	1,019,710	(2,196)	1,017,514	(1,245,741)	(9,314)	(1,255,055)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

25.Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2022, 2021 and 2020:

Details for net cash provided by (used in) investing activities in € THOUS
	2022	2021	2020
Details for acquisitions
Assets acquired	(830,460)	(547,146)	(337,300)
Liabilities assumed	16,407	70,143	41,761
Noncontrolling interests(1)	188,469	120,197	37,140
Non-cash consideration	578,009	12,482	33,804
Cash paid	(47,575)	(344,324)	(224,595)
Less cash acquired	58,101	19,518	9,759
Net cash paid for acquisitions	10,526	(324,806)	(214,836)

Cash paid for investments	(23,311)	(77,010)	(10,899)
Cash paid for intangible assets	(46,348)	(32,355)	(33,250)
Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(59,133)	(434,171)	(258,985)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	60,161	52,444	14,608
Proceeds from divestitures	60,161	52,444	14,608
(1)	Includes noncontrolling interests subject to put provisions in the amount of €26,801 for the year ended December 31, 2020, which was previously disclosed separately.

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2022:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
					Amortization
			Acquisitions	Foreign	of debt
	January 1,	Cash	(net of	currency	issuance costs			December 31,
	2022	Flow	divestitures)	translation	and discounts	Other		2022

Short-term debt from unrelated parties	1,178,353	(511,657)	(52)	(453)	—	(1,178)		665,013
Short-term debt from related parties	77,500	(73,500)	—	—	—	—		4,000
Long-term debt (excluding Accounts Receivable Facility)(1)	7,314,915	246,277	527	200,846	10,055	(1,549)		7,771,071
Accounts Receivable Facility	—	94,962	—	(1,206)	(31)	—		93,725
Lease liabilities from unrelated parties	4,630,100	(752,884)	(10,763)	218,744	—	439,863	(2)	4,525,060
Lease liabilities from related parties	119,281	(22,268)	—	25	—	56,665	(2)	153,703
(1)	Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €3,975.
(2)	Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties. Furthermore, interest expense in the amount of €151,317, net of interest paid (included in Net cash provided by (used in) operating activities), are included.

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

Interest payments are included in operating activities in the consolidated statements of cash flows in the amount of €349,537 and €331,837 as of December 31, 2022 and 2021. Accrued interest is presented in the consolidated balance sheets under Current provisions and other current liabilities. For further information see note 12.

26.Segment and corporate information

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

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company does not include income taxes as it believes taxes are outside the segments’ control. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal and IT costs, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company’s global research and development team as well as its Global Medical Office, which seek to optimize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities (Corporate) do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the years ended December 31, 2022, 2021 and 2020 is set forth below:

Segment and corporate information
in € THOUS
	North		Asia-	Latin
	America	EMEA	Pacific	America	Total
	Segment	Segment	Segment	Segment	Segment	Corporate (1)	Total
2022
Revenue from health care services	11,948,330	1,456,175	980,792	552,679	14,937,976	28,604	14,966,580
Revenue from health care products	1,131,263	1,368,612	1,115,914	240,664	3,856,453	19,868	3,876,321
Revenue from contracts with customers	13,079,593	2,824,787	2,096,706	793,343	18,794,429	48,472	18,842,901
Other revenue external customers	470,335	26,422	54,843	3,516	555,116	—	555,116
Revenue external customers	13,549,928	2,851,209	2,151,549	796,859	19,349,545	48,472	19,398,017
Inter-segment revenue	19,233	—	117	1,128	20,478	(20,478)	—
Revenue	13,569,161	2,851,209	2,151,666	797,987	19,370,023	27,994	19,398,017
Operating income	1,475,558	256,108	339,672	23,754	2,095,092	(583,337)	1,511,755
Interest							(292,476)
Income before income taxes							1,219,279
Depreciation and amortization	(1,086,609)	(194,554)	(108,360)	(43,709)	(1,433,232)	(285,570)	(1,718,802)
Impairment loss	(84,874)	(3,658)	(240)	(3)	(88,775)	(30,786)	(119,561)
Income (loss) from equity method investees	73,699	(9,377)	969	1,268	66,559	—	66,559
Total assets	23,716,516	3,876,332	2,989,350	853,985	31,436,183	4,317,931	35,754,114
thereof investments in equity method investees	437,986	203,759	104,830	27,149	773,724	—	773,724
Additions of property, plant and equipment, intangible assets and right of use assets	696,504	165,196	85,719	44,691	992,110	326,311	1,318,421

2021
Revenue from health care services	10,622,787	1,379,151	941,627	499,215	13,442,780	36,658	13,479,438
Revenue from health care products	1,051,878	1,336,921	1,017,262	201,054	3,607,115	16,836	3,623,951
Revenue from contracts with customers	11,674,665	2,716,072	1,958,889	700,269	17,049,895	53,494	17,103,389
Other revenue external customers	413,046	48,694	50,901	2,655	515,296	—	515,296
Revenue external customers	12,087,711	2,764,766	2,009,790	702,924	17,565,191	53,494	17,618,685
Inter- segment revenue	31,869	—	620	202	32,691	(32,691)	—
Revenue	12,119,580	2,764,766	2,010,410	703,126	17,597,882	20,803	17,618,685
Operating income	1,643,918	309,327	349,599	11,959	2,314,803	(462,513)	1,852,290
Interest							(280,429)
Income before income taxes							1,571,861
Depreciation and amortization	(983,568)	(195,032)	(105,934)	(38,890)	(1,323,424)	(261,943)	(1,585,367)
Impairment loss	(19,814)	(12,146)	(3,684)	(493)	(36,137)	(2,172)	(38,309)
Income (loss) from equity method investees	90,123	(1,074)	2,163	963	92,175	—	92,175
Total assets	22,667,874	3,943,175	3,042,941	787,207	30,441,197	3,925,361	34,366,558
thereof investments in equity method investees	459,231	197,717	104,077	25,880	786,905	—	786,905
Additions of property, plant and equipment, intangible assets and right of use assets	872,647	206,248	130,632	50,374	1,259,901	296,963	1,556,864

2020
Revenue from health care services	11,060,231	1,364,976	876,036	484,930	13,786,173	24,416	13,810,589
Revenue from health care products	1,094,828	1,363,820	969,674	196,445	3,624,767	15,228	3,639,995
Revenue from contracts with customers	12,155,059	2,728,796	1,845,710	681,375	17,410,940	39,644	17,450,584
Other revenue external customers	323,361	33,792	48,468	2,858	408,479	—	408,479
Revenue external customers	12,478,420	2,762,588	1,894,178	684,233	17,819,419	39,644	17,859,063
Inter- segment revenue	28,753	5,933	239	304	35,229	(35,229)	—
Revenue	12,507,173	2,768,521	1,894,417	684,537	17,854,648	4,415	17,859,063
Operating income	2,119,737	411,674	343,632	(156,555)	2,718,488	(414,079)	2,304,409
Interest							(368,019)
Income before income taxes							1,936,390
Depreciation and amortization	(997,509)	(191,204)	(110,400)	(35,731)	(1,334,844)	(252,025)	(1,586,869)
Impairment loss	(1,231)	(2,266)	(1,065)	(194,468)	(199,030)	—	(199,030)
Income (loss) from equity method investees	87,493	4,237	2,950	18	94,698	(180)	94,518
Total assets	21,358,156	3,879,386	2,830,867	724,124	28,792,533	2,896,503	31,689,036
thereof investment in equity method investees	413,401	215,650	105,661	26,401	761,113	—	761,113
Additions of property, plant and equipment, intangible assets and right of use assets	1,162,847	249,401	143,939	50,682	1,606,869	395,654	2,002,523
(1)	Includes inter - segment consolidation adjustments.

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

Geographic presentation
in € THOUS
		North	Rest of
	Germany	America	the world	Total
2022
Revenue external customers	487,281	13,568,655	5,342,081	19,398,017
Long-lived assets	1,517,741	20,889,568	4,132,487	26,539,796

2021
Revenue external customers	511,390	12,087,711	5,019,584	17,618,685
Long-lived assets	1,478,579	19,618,557	4,191,436	25,288,572

2020
Revenue external customers	493,436	12,478,420	4,887,207	17,859,063
Long-lived assets	1,202,528	17,878,746	4,325,335	23,406,609

27.Subsequent events

As of January 1, 2023, the Company implemented its new global operating model as announced on November 2, 2021 and will begin reporting under the new model in the first quarter of 2023. In the new operating model, the Company reorganized its business into two global operating segments and determined the segments based upon how the Company manages its business with responsibilities by products and services. The Company consolidated its health care products business, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management, under a global umbrella (Care Enablement). The Company’s global health care services business, which is primarily engaged in providing services for the treatment of ESKD and other extracorporeal therapies, including value and risk-based care programs, was combined into one segment (Care Delivery) and also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. in the U.S, which are used in our clinics to provide health care services to our patients. General and administrative functions will also be globalized using a three pillars model of business partnering, centers of excellence and global shared services. The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company, is centrally managed and its profit and loss are allocated to the segments. Similarly, the Company allocates costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as the Company believes that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at Corporate. However, certain costs, which relate mainly to shareholder activities, management activities, global internal audit as well as investments and intangible assets, are not allocated to a segment but are accounted for as corporate expenses (Corporate). The Company believes that these costs are not within the control of the individual segments. The activities included in Corporate do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are reported separately.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company does not include income taxes as it believes taxes are outside the segments’ control. In addition, financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Products transferred from Care Enablement to Care Delivery are transferred at fair market value. The associated internal profit and loss for the product transfers are recorded within Care Enablement initially and eliminated upon consolidation and included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company performed a reallocation of goodwill to the segments under the new operating structure and evaluated the effects of this reallocation on the recoverability of goodwill. One group of CGUs was identified in each of the Company’s operating segments (Care Enablement and Care Delivery) as of January 1, 2023 with no indication of impairment. As a result of the evaluation on the recoverability of goodwill, preliminary estimates indicate that reasonably possible changes to key assumptions, particularly in light of increasing interest rates and further pressure from a deterioration of the macroeconomic environment, may result in an impairment of goodwill allocated to Care Enablement in the future, which will be continuously reevaluated during 2023.

On February 21, 2023, the supervisory board of Management AG approved the Management Board’s resolution to initiate firm plans for a change of the legal form of the Company from a partnership limited by shares (Kommanditgesellgesellschaft auf Aktien – KGaA) into a German stock corporation (Aktiengesellschaft – AG). The Supervisory Board has taken note with approval of the resolutions mentioned before. It is intended to convene an extraordinary general meeting of the Company at the beginning of the third quarter of 2023 which shall resolve on the change of the legal form. Thereby, the Management Board and the supervisory board of Management AG as well as the Supervisory Board support the intention of Fresenius SE to seek the deconsolidation of the Company.

No other significant activities have taken place subsequent to the balance sheet date December 31, 2022 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company’s structure, management, legal form or personnel.

28.Compensation of the Management Board and the Supervisory Board

Compensation of the Management Board of the General Partner

The total compensation of the members of the Management Board of Fresenius Medical Care Management AG for the fiscal year 2022 amounted to €21,910 (2021: €26,833) and consisted of non-performance-based compensation (including fringe benefits) in the total amount of €8,752 (2021: €9,531), short-term performance-based compensation in the total amount of €2,845 (2021: €6,819), components with long-term incentive effects (multi-year variable compensation) with a total fair value on the allocation date of €9,013 (2021: €10,483) and other long-term benefits of €1,300 (2021: €0). The components with long-term incentive effects consist of 182,192 Performance Shares (2021: 192,446) allocated under the MB LTIP 2020.

Under IFRS, pension expense (service costs) for the members of the Management Board of Fresenius Medical Care Management AG in 2022 amounted to €4,483 (2021: €5,146), income from long-term incentive share-based compensation plans amounted to €646 (2021: €5,119 expense) and expense for termination benefits amounted to €1,840 (2021: €0). Total compensation expense, in accordance with IFRS, for the members of the Management Board of Fresenius Medical Care Management AG amounted to €18,574 (2021: €26,615).

As of December 31, 2022, outstanding balances with respect to the members of the Management Board of Fresenius Medical Care Management AG amounted to €29,987 (December 31, 2021: €54,626) and consisted mainly of pension commitments and provisions for performance-based compensation components. Short-term performance-based compensation is linked to the achievement of three financial targets (based on Revenue, Operating income and Net income) and one non-financial target (Sustainability). The individual contractual defined benefit pension commitments provide for pension and survivor benefits as of the time of conclusively ending active work or in case of full or partial reduction in earning capacity, and the amount of such benefits is calculated by reference to the amount of the Management Board member’s most recent base salary. The defined contribution pension commitments, which are designed in the form of external financing as a defined contribution plan with a reinsurance policy, can be paid out after reaching the relevant retirement age either as a one-off payment or optionally in ten annual installments. For information on the terms and conditions of the components with long-term incentive effects see note 20.

The total compensation of former members of the Management Board of Fresenius Medical Care Management AG amounted to €2,705 (2021: €629). As of December 31, 2022, pension obligations, according to IAS 19, towards this group of persons exist in an amount of €51,270 (December 31, 2021: €49,274).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Compensation of the supervisory board

In the fiscal year, the total compensation of the members of the Supervisory Board of FMC AG & Co. KGaA amounted to €1,244 (2021: €1,089).

The compensation of the supervisory board of the Fresenius Medical Care Management AG and the compensation of its Committees was, in compliance with article 7 para. 3 of the Articles of Association of FMC AG & Co. KGaA, charged to FMC AG & Co. KGaA. In the fiscal year the total compensation of the members of the supervisory board of Fresenius Medical Care Management AG amounted to €1,054 (2021: €1,084).

29.Principal accountant fees and services

In 2022, 2021 and 2020, fees for the auditor, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC), and its affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated	thereof	Consolidated	thereof	Consolidated	thereof
	group	Germany	group	Germany	group	Germany
	2022		2021		2020

Audit fees	14,354	2,961	10,524	2,041	9,386	1,608
Audit-related fees	686	301	1,038	614	510	394
Tax fees	1,204	—	633	—	951	54
Other fees	2,940	2,940	1,817	1,813	5,236	5,236

Audit fees are the aggregate fees billed by the Company’s auditor for the audit of the Company’s consolidated financial statements and the statutory financial statements of FMC AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees.

Audit-related fees are fees charged by the Company’s auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category mainly comprises fees billed by PwC for comfort letters, audit of the compensation report of the management board, audit of the sustainability report, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

Tax fees are fees for professional services rendered by the Company’s auditor for tax compliance, tax consulting associated with international transfer prices, as well as support services related to tax audits.

In 2022, 2021 and 2020, other fees include amounts related to services from the Company’s auditors, mainly in regard to corporate governance.

Fees billed by the Company’s auditors for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Item 19.Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the Registrant) is filing the following exhibits:

1.1

Convenience translation of the Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, filed February 22, 2022).

2.1	Description of Securities (filed herewith).
2.2

Amended and Restated Deposit Agreement dated as of February 14, 2022 between The Bank of New York Mellon and the Registrant relating to ordinary share ADSs (incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, filed February 22, 2022).

2.3

Form of American Depositary Receipt for American Depositary Shares representing ordinary shares (incorporated by reference to Exhibit A to the Amended and Restated Deposit Agreement dated as of February 14, 2022 filed as Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, filed February 22, 2022).

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

2.18

Final Terms dated September 15, 2022 for EUR 750,000,000 3.875% Fixed Rate Euro-Denominated Bonds due 2027 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of October 2022, furnished October 31, 2022).

2.19

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

2.22

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

2.23

Amendment dated June 8, 2022 to the Sustainability-Linked Revolving Credit Facility Agreement dated July 1, 2021 between the Company and Fresenius Medical Care Holdings, Inc. as borrowers and guarantors, and the financial institutions party thereto in their respective capacities as Coordinators, Bookrunners, Arrangers, Original Lenders (including their respective Original Lending Affiliates), Sustainability Agent, Agent and Swingline Agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of August 2022, furnished August 2, 2022).

2.24

EUR 600,000,000 Uncommitted Revolving Credit Facility Agreement dated June 26, 2022, among the Registrant as borrower and Fresenius SE & Co. KGaA as lender (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of August 2022, furnished August 2, 2022).

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

4.3

Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC AG. (Incorporated by reference to Exhibit 10.8 to FMC AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

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

4.11

English convenience translation of the Appendix to the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 Target Values and Determination of Target Achievement for the Grants of Performance Shares in Fiscal Years 2022 and 2023 (filed herewith).

4.12

English convenience translation of the Appendix to the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 Target Values and Determination of Target Achievement for the Grants of Performance Shares in Fiscal Year 2023 (filed herewith).

4.13	English convenience translation of the Fresenius Medical Care & Co. KGaA Long-Term Incentive Plan 2022+ (filed herewith).
4.14

General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between Fresenius Medical Care AG & Co. KGaA and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant’s Report on Form 6-K for the month of July 2013, filed July 30, 2013).

4.15

Amendment No. 1 effective January 1, 2018, to the General Agreement 2013 (mainly related to information technology services) by and between Fresenius Medical Care AG & Co. KGaA and Fresenius Netcare GmbH ((incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, filed February 22, 2022).

4.16

Amendment No. 2 effective May 25, 2018, to the General Agreement 2013 (mainly related to information technology services) by and between Fresenius Medical Care AG & Co. KGaA and Fresenius Netcare GmbH ((incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, filed February 22, 2022).

4.17

Non-Prosecution Agreement with the U.S. Department of Justice dated February 25, 2019 (incorporated by reference to Exhibit 4.15 to the Registrant’s Report on Form 6-K for the month of May 2019, furnished May 2, 2019).

4.18

Corrected Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing a Cease-And-Desist Order from the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 4.16 to the Registrant’s Report on Form 6-K for the month of May 2019, furnished May 2, 2019).

4.19

Lease Agreement for Office Facilities dated March 9, 2017, effective as of January 1, 2017 by and between Fresenius SE & Co. KGaA and FMC AG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.20

Lease Agreement for Office Facilities dated June 1, 2020, effective as of December 31,2019 by and between Fresenius SE & Co. KGaA and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational structure.”
11.1

Code of Business Conduct. A copy of the Registrant’s revised Code of Ethics and Business Conduct is available on the Registrant’s website at: www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

11.2

Global Supplier Code of Conduct. A copy of the Registrant’s Global Supplier Code of Conduct is available on the Registrant’s website at: www.freseniusmedicalcare.com/en/about-us/sustainability/supply-chain

12.1

Certification of Chief Executive Officer, Chair of the Management Board of the Company’s General Partner and Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1

Certification of Chief Executive Officer, Chair of the Management Board of the Company’s General Partner and Acting Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

14.1	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm (filed herewith)
101

The following financial statements as of and for the twelve-month period ended December 31, 2022 from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) notes to the consolidated financial statements (filed herewith).

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)