Form 20-F
period 2023-12-31
Fresenius Medical Care AG
filed 2024-02-20
CIK 1333141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Kees van Ophem, +41 79 103 33 53, kees.vanophem1@freseniusmedicalcare.com,

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes    ☒ No

i

Certain defined terms

In this report, (1) the “Company” refers to (a) Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis prior to the transformation of legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into a German stock corporation (Aktiengesellschaft – AG) (the Conversion) which was approved at an extraordinary general meeting (EGM) of the Company held on July 14, 2023 by the Company’s shareholders and became effective upon registration of the Conversion with the competent commercial register on November 30, 2023 and to (b) Fresenius Medical Care AG or Fresenius Medical Care AG and its subsidiaries on a consolidated basis after the Conversion; (2) “we”, “us” and “our” refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the Conversion, as the context requires; (3) “Fresenius Medical Care AG” and “FME AG” refer to the Company as a German stock corporation after the Conversion and “FME AG & Co. KGaA” refers to the Company as a German partnership limited by shares before the Conversion and (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations, and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. Fresenius SE owns 94,380,382 of our shares as of February 8, 2024, 32.2% based on 293,413,449 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company (Societas Europaea) on July 13, 2007. Each of “Management AG,” “FME Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG (renamed Fresenius Vermögensverwaltung AG), a wholly owned subsidiary of Fresenius SE and FME AG & Co. KGaA’s general partner prior to the Conversion. Management AG ceased to be a General Partner of the Company when the Conversion took effect. “Management Board” and “our Management Board” refer to the members of the management board of Management AG (prior to the Conversion) and members of the management board of FME AG (after the Conversion) and, except as otherwise specified, “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FME AG & Co. KGaA, before the Conversion, and FME AG, after the Conversion. As a result of the Conversion, Management AG exited the Company and Fresenius SE ceased to control (as defined by International Financial Reporting Standards (IFRS® Accounting Standards) as issued by the International Accounting Standards Board (IASB) 10, Consolidated Financial Statements) the Company. “Ordinary shares” refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following such conversion, we refer to our ordinary shares as “shares.”

In our new global operating model, the term “Care Enablement” refers to our Care Enablement operating segment, which includes research and development (R&D), manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The term “Care Delivery” refers to the Care Delivery operating segment, which is primarily engaged in providing services for the treatment of chronic kidney disease (CKD), end-stage renal disease (ESRD) and other extracorporeal therapies, including value and risk-based care programs, and also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in our clinics to provide health care services to our patients. Our Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, we allocate costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as we believe that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities as well as global internal audit, are not allocated to a segment but are accounted for as corporate expenses (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are also reported separately as Corporate. See note 29 of the notes to the consolidated financial statements included in this report for a further discussion on our operating segments. We commenced reporting reflecting our new global operating model effective January 1, 2023. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place.

The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. All references in this report to the notes to our financial statements are to the notes to the consolidated financial statements included in this report.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target” and similar expressions are generally intended to identify forward looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not be anticipated. Additionally, subsequent events and actual results, financial and otherwise, have differed in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and private payor reimbursement for our complete products and services portfolio, including the United States (U.S.) Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA) that could result from future efforts to revise or repeal the ACA, and changes by regulators to certain reimbursement models, such as the End-Stage Renal Disease Treatment Choices model and the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential U.S. tax reform, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (FCPA) and the Food, Drug and Cosmetic Act, as well as the U.S. Securities and Exchange Commission’s (SEC) proposed rules (if and when adopted) that would require extensive, detailed information about our climate-related risks, and, outside the U.S., inter alia, the European Union (EU) Medical Device Regulation, the EU General Data Protection Regulation, the EU Taxonomy Regulation, the EU Corporate Sustainability Reporting Directive, the German Act on Human Rights Due Diligence in Supply Chains, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;
●	the influence of private payors (including integrated care organizations, commercial insurance and Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by the Centers for Medicare and Medicaid (CMS) to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans), as well as efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums, including potential efforts by employer group health plans (EGHPs) and commercial insurers to make dialysis reimbursement payments at a lower “out-of-network” rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc., et al. 142 S. Ct. 1968 (2022), particularly if the U.S. Congress fails to enact legislation that would reverse the potential effects of that decision;

●	the impact of worldwide pandemics (for example, the severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (COVID-19) pandemic), including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, the impacts of global viruses on our patients, caregivers, employees, suppliers, supply chain, business and operations, and consequences of economic downturns resulting from global pandemics;
●	our ability to attract and retain skilled employees (including certain additional personnel necessary to perform internally the essential services we previously received and continue to receive under transitional services agreements from FSE) and risks that personnel shortages and competition for labor, high turnover rates and meaningfully higher personnel costs as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity and partial suspension of operations and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor and other costs, including an impact from these cost increases on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war between Russia and Ukraine (Ukraine War)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	the outcome of government and internal investigations as well as litigation;
●	launch of new technology, introduction of generic or new pharmaceuticals and medical devices that compete with our products or services, advances in medical therapies, including the increased utilization of pharmaceuticals that reduce the progression of chronic kidney disease and its precursors, and new market entrants that compete with our businesses (further information regarding the impact of certain pharmaceuticals that reduce the progression of chronic kidney disease and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 2 a) of the notes to the consolidated financial statements included in this report);
●	product liability risks and the risk of recalls of our products by regulators;
●	our ability to continue to grow our health care services and products businesses, organically and through acquisitions, including, with respect to acquisitions, the effects of increased enforcement of antitrust and competition laws, and to implement our strategy;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions, the impact of the current macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions;
●	our ability to protect our information technology systems and protected health information against cyber security attacks or prevent other data privacy or security breaches of our data or the data of our third parties and the potential effects on our reputation, customer or vendor relationships, or competitiveness of any cybersecurity incidents we may incur, as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions;

●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and private payors and payor strategies to delay, dispute or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements;
●	our ability to achieve projected cost savings within the proposed timeframe as part of the previously announced transformation of our operating structure and steps to achieve cost savings (FME25 Program) as well as the possibility that changing or increasing responsibilities of our employees as a result of this transformation could require additional resources in the short-term;
●	our ability to improve our financial performance through the divestiture of non-core and dilutive assets; and
●	our ability to achieve projected price increases for our products and corresponding services.

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

A summary of the spot and average exchange rates for the euro to U.S. dollars for the last three years is set forth below. The European Central Bank (ECB) determines such rates (Reference Rates) based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily around 4 p.m. Central European Time (CET).

Exchange rates
	December 31,	December 31,
	2023	2022	2023	2022	2021
	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.90498	0.93756	0.92484	0.94962	0.84549

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk factors

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

The delivery of health care services and products is highly regulated in most of the countries in which we operate. Proposals for legislative reform in these countries are often introduced to improve access to care, address quality of care issues and manage costs of the health care system. In the U.S., there have been efforts to pursue significant changes to existing health care programs, including efforts to repeal or replace the ACA which, while unsuccessful to date, continue. On June 17, 2021, the U.S. Supreme Court reversed lower court rulings that declared the ACA to be unconstitutional, holding that the states and other plaintiffs in the case did not have standing to challenge the law. If future efforts to limit or repeal the ACA are successful, such efforts could have significant effects on our businesses, both positive and negative, but the outcomes are impossible to predict.

In October 2017, the Trump administration discontinued making cost-sharing reduction (CSR) reimbursements to insurers, arguing that Congress failed to appropriate funding. In response, many state departments of insurance either allowed or required insurers to mitigate their losses by increasing the 2018 premiums on their ACA plans. Many insurers also mitigated the impact to themselves by “silver loading,” a practice whereby the premiums for silver-level plans were increased to offset the loss of CSR payments. Silver loading may also have mitigated the impact of premium increases to some low-income consumers by increasing their premium tax credits. In 2019 and 2020, all states either permitted or required silver loading. In 2017, several insurers sued the U.S. federal government to reinstate CSR payments. On June 21, 2021, the U.S. Supreme Court denied requests from multiple insurers to review lower court decisions that held they were not entitled to full unpaid CSR payments. As a result, insurers are entitled to the unpaid CSRs, but the total amount they are owed must be offset by any excess premium tax credits received from premium increases for 2018 and beyond. The Biden administration’s budget request to the Congress for the fiscal year (FY) 2023 included appropriations for CSR payments, although the Consolidated Appropriations Act of 2023, which will fund the federal government during FY 2023, did not include specific CSR appropriations and we cannot predict the extent to which silver-loading will continue or how the ongoing litigation over the U.S. federal government’s obligation to pay the CSRs might be resolved. While the Biden administration again requested appropriations for CSR payments in its FY 2024 budget request, the Congress has yet to finalize any of its FY 2024 appropriations bills as of January 2024. As a result, a reduction in the availability of insurance through insurance exchanges established by the ACA could reduce the number of our commercially insured patients and shift such patients to Medicare and Medicaid. In addition, the United States Supreme Court’s recent ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. 142 S. Ct. 1968 (2022) (Marietta) will make it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes private health insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. In the Marietta case, the questions presented involved whether the health plan violated the Medicare Secondary Payor Act (MSPA) by “taking into account” that plan beneficiaries are eligible for Medicare and/or by “differentiating” between the benefits that the plan offers to patients with dialysis versus others. On June 21, 2022, the United States Supreme Court reversed the Sixth Circuit decision and held that the EGHP for Marietta Memorial Hospital did not violate the MSPA.

In December 2023, six bipartisan members of the House reintroduced the Restore Protections for Dialysis Patients Act (H.R. 6860), which would address the Marietta decision. The bill includes updated language which would restore the understanding of the Medicare Secondary Payer Act prior to the Marietta decision and ensure that patients cannot be discriminated against because of their need for dialysis. However, we cannot predict whether the U.S. Congress will enact this or any other proposed legislation that would reverse the potential effects of the Marietta decision. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operation. See “Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit” below.

Changes in reimbursement, payor mix and/or governmental regulations for health care could materially decrease our revenues and operating profit.

We receive reimbursement for our health care services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid programs in the U.S. For the fiscal years ended December 31, 2023 and 2022, approximately 25% and 26%, respectively, of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy. For example, the Budget Control Act of 2011 (BCA) effected a 2% reduction to Medicare payments and subsequent activity in Congress, namely a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013, and continues in force. The 2% sequestration was temporarily suspended several times subsequent to May 1, 2020 as part of the U.S. government’s efforts to address the COVID-19 pandemic. In March 2021, President Biden signed the American Rescue Plan Act of 2021 (the American Rescue Plan Act) which resulted, according to Congressional Budget Office estimates, in budget deficits that required a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO). In December 2021, Congress passed and President Biden signed into law the Protecting Medicare and American Farmers from Sequester Cuts Act impacting payments for all Medicare Fee-for-Service claims and extending the sequestration suspension through March 31, 2022 with a 1% reduction effective thereafter from April 1 to June 30, 2022 and a return to the full 2% sequester on July 1, 2022. The Protecting Medicare and American Farmers from Sequester Cuts Act deferred until 2023 the 4% reduction in Medicare program payments that would have been triggered by Statutory PAYGO as a result of the budgetary impact of the American Rescue Plan Act. However, the Consolidated Appropriations Act of 2023 again suspended Statutory PAYGO reductions for 2023 and 2024. Spending cuts pursuant to U.S. sequestration have adversely affected our operating results in the past and, with the suspension having been lifted, will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease Prospective Payment System (ESRD PPS), the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of many of those changes. For further information regarding Medicare and Medicaid reimbursement, including new payment models proposed by executive order in July 2019 which are intended to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants, see Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement” and Item 5, “Operating and Financial Review and Prospects — II. Financial condition and results of operations — Overview.”

Our patients make decisions about their insurance coverage among options that, depending on their personal circumstances and location, may include Medicare, Medicaid, employer group health coverage, exchange plans and other commercial coverage. As of January 1, 2021, for the first time, all ESRD patients are eligible to enroll in Medicare Advantage plans. As a result, some patients with commercial coverage, and other patients with Medicare coverage, may elect to move to Medicare Advantage plans. Government reimbursement programs, including Medicare and Medicaid, generally pay less than commercial insurance, and Medicare Advantage plans generally pay less than other commercial plans. In addition, we may experience higher write-offs of Medicare deductibles and other cost-sharing amounts due to secondary uninsured and underinsured patients, resulting in an increase in uncollectible accounts. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. For further information, see the table “U.S. patient service revenue” detailing the percentage generated from government reimbursement and private payors in the U.S. in Item 4B, “Information on the Company — Business overview.”

Any of the following events, among others, could have a material adverse impact on our business, financial condition and results of operations:

●	we may be subject to rejections of or reductions in reimbursement from private payors, including, for example, through their use of lower allowed charges rather than rates based on our billed charges;
●	we may experience a reduction in our ability to obtain and retain commercially insured patients to utilize our health care services;

●	efforts by private payors to continue to control the cost of and/or the eligibility for access to health care services, including relative to insurance products on and off the health care exchanges established by the ACA and potential efforts by employer group health plans and commercial insurers to limit benefits or reduce reimbursement for our services or eliminate reimbursement for some of our services;
●	a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services. There can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients;
●	if legislative or regulatory efforts or litigation to restrict or eliminate the charitable funding of patient insurance premiums are successful, our patients with coverage under publicly funded programs like Medicare may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services. In addition, a portion of our patients who are currently covered by private insurers may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services or may elect to transition to government funded reimbursement programs that reimburse us at lower rates for our services. See Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Potential changes impacting our private payors” for further information;
●	termination of the public health emergency originally declared in January 2020 with respect to the COVID-19 pandemic, which occurred on May 11, 2023 and, commencing April 1, 2023, state termination of Medicaid coverage that was expanded during the public health emergency, either or both of which, among other consequences, could reduce Medicaid coverage for many Americans, resulting in an increase in the uninsured patient population including dialysis patients; or
●	if we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, we could experience a material adverse effect on our operating results. An increased utilization of bundled pharmaceuticals, as part of the ESRD PPS, or decreases in reimbursement for pharmaceuticals outside the bundled rate may result in a material adverse impact on our results of operations.

For further information, see Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement.”

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

Our operations in both our health care services business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

●	regulatory approvals for products or product improvements;
●	regulatory approvals and oversight of clinical and certain non-clinical R&D activities;
●	the quality, safety and efficacy of medical and pharmaceutical products and supplies;
●	the operation and licensure of manufacturing facilities, laboratories, dialysis clinics, ambulatory surgery centers and other health care facilities;
●	product labeling, advertising and other promotion;

●	accurate reporting and billing for government and third-party reimbursement, including accurate and complete medical records to support such billing and, in the U.S., the obligation to report and return overpayments within 60 days of the time that the overpayment is identified and quantified;
●	the discounting of reimbursed drug and medical device products and the reporting of drug prices to government authorities;
●	limits on our ability to make acquisitions or certain investments and the terms of those transactions;
●	the collection, dissemination, access, use, security and privacy of protected health information or other protected data; and
●	compensation of medical directors and other financial arrangements with physicians and other referral sources.

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

Our medical devices and drug products are subject to detailed, rigorous and frequently changing regulation by numerous national, supranational, federal and state authorities. In addition, our facilities and procedures and those of our suppliers are subject to periodic inspection by various regulatory authorities which may suspend, revoke, or adversely amend the authority necessary for research, manufacture, marketing or sale of our products and those of our suppliers. We and our suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, we and our suppliers could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, injunctions, civil penalties, seizures of our products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to our business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and recalls, withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt our business and have a material adverse impact on our business, financial condition and results of operations.

We operate many facilities and engage with other business associates to help carry out our health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and their business associates. We rely on our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations, including the activities of our employees and their agents, to comply with government regulations. We cannot assure that our internal control policies and procedures will always protect us from intentional or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our revenues. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our revenues, with a resulting material adverse impact on our business, financial condition and results of operations. See also “Risks relating to internal control and compliance — We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws,” below.

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “qui tam” or “whistleblower” actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by governmental and private plaintiffs. For information about certain of these pending investigations and lawsuits, see note 25 of the notes to our consolidated financial statements included in this report.

In addition, future legislative or regulatory changes could affect procedures or decision making for approving medical devices or pharmaceuticals. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse impact on our business, financial condition and results of operations.

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

Our IT systems have been attacked in the past, resulting in certain patient data being illegally published. For information regarding our cybersecurity risk management and governance, as well as a cybersecurity incident that we incurred in September 2023, see Item 16K. “Cybersecurity.”

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

As we increase the amount of sensitive personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases (particularly as medical records are a high-value target), including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. The 2022 Physician Fee Schedule issued by CMS has extended coverage of certain Medicare telehealth services through calendar year 2023 and the Consolidated Appropriations Act of 2023 further extended such coverage through December 31, 2024. In addition, the Consolidated Appropriations Act, 2022, an omnibus funding bill signed by President Biden on March 15, 2022, temporarily extended certain Medicare telehealth flexibilities, which are central to enabling Medicare beneficiaries’ access to a broad range of services via telehealth from any location, for 151 days beginning on the first day after the end of the “public health emergency” period established for COVID-19, which occurred on May 11, 2023, and the CMS Physician Fee Schedule for calendar year (CY) 2023 further extended the availability of telehealth services for Medicare beneficiaries through December 2024. While the availability of telehealth services is convenient and improves access to medical care, increased reliance on, and utilization of, telemedicine for delivery of health care services could also increase the risk of privacy violations and our vulnerability to data breaches and cyber-attacks. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective. Any failure to keep our information technology systems, financial data and our patients’ and customers’ sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations, expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

If certain of our investments or value and risk-based care programs with health care organizations and health care providers are found to have violated the law, our business could be adversely affected.

A number of the dialysis clinics and health care centers that we operate are owned, or managed, by entities in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. We also have arrangements with physician practices to collaborate on our value and risk-based care programs with public and private payors. In the past, certain parties have attempted to utilize our disclosure of these arrangements as the basis for qui tam proceedings under the Anti-Kickback Statute and the Stark Law. Such attempts have not been successful to date. Because our relationships with physicians are governed by the federal and state anti-kickback statutes and other state fraud and abuse laws, we have structured our arrangements to comply with many of the criteria for safe harbor protection and waivers under the Anti-Kickback Statute; however, these arrangements do not always satisfy all elements of applicable safe harbors. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant business operations, if one or more of our arrangements, including value and risk-based care programs, were found to be in violation of the Anti-Kickback Statute, the Stark Law, analogous state laws, or other similar laws worldwide, we could be required to restructure or terminate them. We could also be required to repay to Medicare, Medicaid as well as other federal health care program amounts pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from federal and state health care programs. Imposition of any of these penalties could have a material adverse impact on our business, financial condition and results of operations. See note 25 of the notes to our consolidated financial statements included in this report.

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

While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all, or that our insurance carriers will not dispute their coverage obligations. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim for which we are self-insured or in excess of the limits of our insurance coverage could have a material adverse impact on our business, financial condition and results of operations. We and certain of our insurers are in litigation against each other relating to such insurers’ coverage obligations under applicable policies. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and result in a loss of customer confidence in us or our products, which could have a material adverse impact on our business, financial condition and results of operations. For information about certain of these pending investigations and lawsuits, see note 25 of the notes to our consolidated financial statements included in this report.

Risks relating to internal control and compliance

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. FCPA and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the U.S. and other parts of the world. Our widespread, global operations have thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees and third-party intermediaries. On March 29, 2019, we entered into a non-prosecution agreement (NPA) with the U.S. Department of Justice (DOJ) and a separate agreement with the SEC in connection with its Cease and Desist Order (SEC Order) intended to resolve fully and finalize the U.S. government allegations against us arising from DOJ and SEC investigations into conduct in countries outside the U.S. that violated the FCPA or other anti-bribery laws, and we agreed to the appointment of an independent compliance monitor (the Monitor). The Monitor certified to our implementation of an effective anti-corruption compliance program on December 30, 2022, and submitted her final certification report on January 31, 2023. The DOJ and SEC have accepted the Monitor’s certification and the NPA and SEC Order expired on March 1, 2023 and March 29, 2023, respectively. While we continue to make significant investments in our compliance and financial controls and in our compliance, legal and financial organizations (including certain remaining recommendations of the Monitor), and are fully committed to compliance with the FCPA and other applicable anti-bribery laws, we cannot ensure that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or third-party intermediaries that contravene our compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse impact on our business, financial condition and results of operations.

In 2015, we self-reported to the German prosecutor conduct with a potential nexus to Germany and continued to cooperate with government authorities in Germany in their review of the conduct that prompted our and the United States government investigations.

For further information, see note 25 of the notes to our consolidated financial statements included in this report.

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

As noted above, our patients represent a heightened at-risk population. Our in-center and home hemodialysis (HHD) patients must receive their life-saving dialysis treatment several days a week for three to four hours at a time, and our peritoneal dialysis patients must dialyze daily, which presents unique challenges for patients and their care teams. During the height of the COVID-19 pandemic, we experienced negative impacts on employee absenteeism, turnover and the recruiting cycle for new employees, which adversely affected our production and clinical services operations and could continue to do so. In our dialysis clinics we are challenged to maintain sufficient clinical staff, including nurses, social workers, dietitians, care technicians and available space to treat all of our patients, including those who are or may be infected with COVID-19, in a manner that does not unnecessarily expose our care teams or other patients for whom we provide dialysis services and have experienced clinical personnel shortages. We have incurred, and expect to continue to incur, extra costs in establishing isolated treatment areas for actual and suspected COVID-positive patients, implementing expanded personal protective equipment protocols and other precautions as well as identifying, containing and addressing the impact of COVID-19 infections on our staff and patients. It appears that COVID-19 has resulted in an increase in persons experiencing temporary renal failure in many areas in which we operate. We expect to continue to experience additional staffing shortages as well as incur additional staffing costs required to meet the resulting increased demand for dialysis treatment and/or to provide equipment and medical staff needed for emergency treatments, for example in hospitals. Increased mortality rates in either the pre-ESRD patient population or in our ESRD patient population, compared to their historical averages, have and could continue to materially and adversely affect our operating results. Patients suffering from ESRD generally have co-morbidities that often place them at increased risk with COVID-19 and the COVID-19 pandemic has resulted in more of our dialysis patients requiring hospitalization, a trend which could continue as new variants arise, which could materially and adversely affect our financial results, including those of our value-based and shared risk products and services.

As a result of these and potentially other factors, and given the evolving nature of the virus, as exemplified by the development and proliferation of several variants of the virus, the COVID-19 pandemic could further negatively affect our results. For further information, see Item 5. “Operating and financial review and prospects — II. Financial condition and results of operations — Company Structure,” below. It is uncertain how COVID-19 will further affect our global operations generally if these impacts persist or are exacerbated over an extended period of time. Any of these impacts could have a continued material adverse effect on our business, financial condition and results of operations.

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

In providing services within our health care business, we depend upon patients choosing our health care facilities as the location for their care. Patients may select a facility based, in whole or in part, on the recommendation of their physician. Physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, dialysis home program, pharmacy, physician practice, vascular surgery center, or cardiac catheterization center to an ESRD patient, including the quality of care, the competency of staff, convenient scheduling, and location and physical condition. Physicians may change their recommendations, which may result in the movement of new or existing patients to competing facilities, including facilities established by the physicians themselves. At most of our dialysis clinics and home programs, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. We have no ability to dictate these recommendations and referrals. If a significant number of physicians or other referral sources cease referring their patients to our facilities and home programs or stop purchasing or prescribing our dialysis products, this would reduce our health care revenue and could materially adversely affect our overall operations.

As a company with operations spanning 150 countries, we face specific risks from our global operations.

We operate dialysis clinics in around 50 countries and sell a range of products and services to customers in approximately 150 countries. Our global operations are subject to a number of risks, including but not limited to the following:

●	the economic and political situation in certain countries or regions could deteriorate, become unstable, or lead to armed conflict, as exemplified by the Ukraine War;
●	geopolitical factors could intensify fluctuations in exchange rates, currency devaluations, and/or material increases in interest rates (for example, as a reaction from central banks to high inflation), any of which could adversely affect profitability and all of which have been heightened by the Ukraine War;

●	sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions (for example, the Ukraine War) could result in impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value;
●	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;
●	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;
●	some countries or economic unions may impose charges or restrictions, such as local content requirements, which restrict the importation of our products or give local manufacturers an advantage in tenders or provide large discounts to providers for certain purchases of our products;
●	potential increases in tariffs and trade barriers could occur upon any withdrawal by the U.S. or other countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts and wars in certain regions (for example the Ukraine War);
●	we could experience transportation delays or interruptions or higher energy costs or energy shortages, such as Russia’s restriction of energy exports to Europe imposed in connection with the Ukraine War;
●	growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the U.S. or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal and political systems and conditions; and
●	we may not prevail in competitive contract tenders.

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

We conduct humanitarian-related business and provide life-sustaining health care products and services directly or indirectly in sanctioned countries, such as Russia, Belarus, Iran and Syria. We believe our humanitarian-related business is permitted by applicable sanctions regimes (or, in some cases is excluded from such regimes), and in light of the humanitarian nature of our products and services and the patient communities that benefit from our products, we expect to continue such activities, provided they continue to be permissible under or excluded from applicable export control and economic sanctions laws and regulations. Life-sustaining health care products are usually not subject to trade sanctions/export controls. However, as a result of the escalation of EU, U.S. and other countries’ trade sanctions targeting Russia and Belarus, certain spare parts and components for our products fall under product categories subject to restrictions. Sanctions programs often, but do not always, provide for certain exemptions or availability of licensure for medical or pharmaceutical purposes. Furthermore, product registration procedures may be affected in case technology/technical information on products or components to be submitted in such procedures is or becomes subject to export or transfer restrictions for a relevant country and in case relevant licenses cannot be obtained, which ultimately may also have an impact on marketability of affected products. At this time, we expect that such risk would mostly be limited to product registration procedures in Russia and Belarus as a result of the escalation of EU, U.S. and other countries’ trade sanctions targeting Russia and Belarus, but it may also affect Eurasian Economic Union (EAEU) product registration procedures in other EAEU member states in case these involve an information exchange with Russian/Belarusian authorities of restricted technology/technical information and in case relevant licenses cannot be obtained. A violation of applicable economic sanctions or export controls laws and regulations could subject us to enforcement actions. Possible enforcement actions vary between jurisdictions and depend on the factual circumstances of the given violation, but could include criminal penalties, imprisonment of responsible individuals, administrative or civil penalties, restricted access to certain markets and reputational harm, among others. Our internal control policies and procedures may not protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws.

If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value and risk-based care programs could decline and could materially and adversely affect our results of operations, financial position and cash flows.

Through our value and risk-based care programs, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments or potential reimbursement based on our achievement against set benchmark targets from governmental and commercial insurers. Specifically in the U.S., our participation in various value and risk-based care programs includes the CMS CKCC model and capitation, risk-based or shared savings agreements with commercial insurers in which FMCH receives fixed periodic payments or set benchmark targets to cover all or a defined portion of the medical costs of a defined population of patients. For information on the value-based programs in which we participate, see Item 4B, “Information on the Company — Business overview — Other health care services — Value and risk-based care programs.”

Our profitability in our value-based agreements and risk products depends in part upon our ability to negotiate favorable financial terms, to manage a patient’s care, to collaborate with our payor partners, to coordinate with other health care providers, to accurately document patients’ health conditions for risk adjustment, and to find cost efficient, medically appropriate sites of service for our patients. Any failure to do so would limit our ability to improve the quality of patient care and health outcomes and to reduce medically unnecessary costs, which could lead to poorer performance under value and risk-based care programs.

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

CMS relied on authority granted by the ACA to implement the CKCC model and seeks to deliver better health outcomes for ESRD patients while lowering CMS’ costs. Efforts to repeal or replace the ACA, while unsuccessful to date, continue. See “We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.” We applied, and were accepted, for participation in CMS’ Comprehensive Kidney Care Contracting model. The implementation period for the CKCC model began on October 15, 2020, on a no-risk basis, and we began participation in the first performance year of the CKCC model on January 1, 2022, at which time each participating entity assumed financial risk. We do not yet know whether we and our partners will be able to deliver better health outcomes while lowering CMS’ costs through participation in the CKCC model. See Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement — Executive order-based models.”

Our sales and earnings growth depends, in part, on our ability to develop and expand our core kidney care business, efficiently manage costs and execute our portfolio optimization plan to exit non-core and dilutive assets, as well as realize anticipated cost savings within our expected timeframe.

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

We also compete with other health care companies in seeking suitable acquisition targets and developing our core health care businesses. Our ability to make future acquisitions as well as develop our core kidney care business depends, in part, on the appropriate strategic target selection, the availability of financial resources and the current restrictions imposed by competition laws. The integration of acquired businesses may cause problems, e.g., by assuming unknown liabilities, underperformance subsequent to integration, associated requirements from competition authorities, or non-compliant business practices not disclosed by the seller or not uncovered during due diligence, any or all of which may result in our incurring unanticipated costs.

In order to respond to our rising costs, especially in the face of economic downturns and rising inflation, and to improve growth, we announced the next stage in the implementation of our strategy in November 2021: the transformation of our operating model into a significantly simplified future structure of two global operating segments embodying a more centralized approach; Care Enablement, the consolidation of our previously decentralized health care products business (including R&D, manufacturing, supply chain and commercial operations as well as supporting functions, such as regulatory and quality management) under a global medical technology umbrella, and Care Delivery, combining our global health care services businesses. The new global operating model enables the further consolidation of general and administrative functions in our Company.

Our strategy also includes reviewing our business portfolio, specifically with a view to exiting unsustainable markets and non-core businesses and the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. For additional information regarding the impacts from strategic divestitures identified during the review of our business portfolio, see Item 5. “Operating and financial review and prospects” and note 5 f) of the notes to the consolidated financial statements included in this report. While we believe the FME25 Program and Legacy Portfolio Optimization (as defined in Item 4. “Information on the Company — A. History and development of the Company,” below) will provide us with a more efficient way of both managing and growing the business in the future, the amounts of anticipated cost savings and anticipated expenses related thereto described above are based on our current estimates, and involve risks, uncertainties, assumptions and other factors that may cause the timing of actual results, performance or achievements to be materially different from the anticipated timing described herein. Assumptions relating to the FME25 Program and the achievement of the aforementioned cost savings within the specified timeframe involve subjective decisions and judgments with respect to, among other things, the estimated impact of certain operational adjustments, labor management and labor relations (including our commitment to consultation with works councils and other workplace representatives in good faith), and other cost and savings adjustments, as well as future economic, competitive, industry and market conditions, impacts from the COVID-19 pandemic and possible unanticipated effects from acquisitions, all of which are inherently uncertain and may not be completely within the control of our management. Although the Company’s management believes these estimates and assumptions related to the timing of these savings to be reasonable, there can be no assurance that the estimates described herein will prove to be accurate, result in anticipated operational efficiencies or be implemented according to our previously announced timing. We expect that our security holders, investors and other stakeholders will monitor both whether we achieve our anticipated FME25 Program cost savings at our anticipated implementation cost levels and whether we meet our announced timing in doing so. Failure to realize the expected cost savings from the FME25 Program within our announced timeframe described above could adversely impact the market for our securities and availability of financing, which, in addition, could limit our future growth, including growth in either our revenues or earnings within our health care services and products businesses. Any or all of these factors generally could have an adverse effect on our business, financial condition and results of operations. For further discussion on the impacts to our business in 2023 (see Item 5. “Operating and financial review and prospects — III. Results of operations, financial position and net assets”).

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. The expiration or loss of patent protection for one of our products, the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations. See note 25 of the notes to the consolidated financial statements included in this report.

Our competitors could develop superior technology or otherwise take advantage of new competitive developments that impact our sales.

We face numerous competitors in both our health care services business and our dialysis products business, some of whom may possess substantial financial, marketing or R&D resources. Competition from new and existing competitors, and especially new competitive developments such as pharmaceuticals that reduce the progression of chronic kidney disease, and innovations in technology and care delivery models could materially adversely affect the future pricing and sale of our products and services. In 2023, a study on one such type of pharmaceutical, glucagon-like peptide 1 (GLP-1) receptor agonists, regarding its effectiveness in treating CKD experienced by diabetic patients was terminated early as a result of the study having met certain prespecified clinical endpoints. Although there is only limited available information currently, the ability to delay CKD or ESRD progression and cardiovascular mortality improvements as a result of the use of these pharmaceuticals could have an impact on our patient population in the future (further information regarding the impact of certain pharmaceuticals that reduce the progression of chronic kidney disease and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 2 a) of the notes to the consolidated financial statements included in this report). In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products or services by competitors could qualify them for certain additional payments for new and innovative equipment or render one or more of our products or services less competitive or even obsolete, which could also affect, among other items, our sales and distribution of pharmaceuticals for which, to some extent, we are obligated to make certain minimum annual royalty payments.

Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue our business, we are reliant on capital markets, as are our renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues in a prolonged economic slowdown or recession could create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare and Medicaid in the U.S. and other government sponsored programs in the U.S. and other countries around the world. Devaluation of currencies such as the impact from hyperinflationary economies as well as fluctuations in currencies as a result of the Ukraine War, unfavorable interest rate changes and worsening economic conditions, uncertainty arising from the Ukraine War (and other geopolitical conflicts) regarding a possible deterioration of the global macroeconomic outlook, including inflationary cost increases in various markets in connection with deteriorating country credit ratings increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units, or have a negative impact on our investments and external partnerships. In addition, uncertainty as well as volatility in global financial markets, including the banking sector, and inflation could adversely affect the valuations of certain of our investments, interest rate-sensitive assets or liabilities or variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future should access to these capital markets become restricted. Inflationary cost increases have also had and may continue to have an unfavorable effect on our business, especially if the prices and reimbursement rates for our products and services remain unchanged or do not adequately track against cost increases. Most recently, the global spread of the COVID-19 pandemic has resulted in a material deterioration of the conditions for the global economy and financial markets have been materially and adversely affected which has and could continue to have adverse effects on our financial condition and our liquidity.

In the past, we have seen challenges in the labor market, in particular in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs, which have and could continue to impact our growth, specifically in U.S. health care services where labor constraints affected our ability to increase treatment volumes. These impacts, combined with uncertainty in the macroeconomic environment, driving inflationary cost increases and supply chain constraints, have had a materially adverse effect on our results of operations. The current uncertainty in the macroeconomic environment has also intensified the risk that price increases and restricted access related to energy commodities, including the costs of oil, gas and electricity, may occur. Our cost monitoring and cost savings initiatives in this area, including inventory management, alternative sourcing, and existing and future long-term contracting may not offset a significant increase in prices and could result in an adverse effect on our results of operations going forward.

Job losses or increases in unemployment rates could result in a smaller percentage of our patients being covered by employer group health plans and a larger percentage being covered by lower paying government reimbursement programs. Unemployment rates in some countries have been negatively impacted by the COVID-19 pandemic, which adversely affected the global economy and our operating results. The extent to which the COVID-19 pandemic continues to impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. To the extent that our commercial payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we are able to collect. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials and finished components for production and service purposes. If we are unable to obtain sufficient quantities of these materials at times of limited availability of such materials, this could result in delays in production or loss of sales and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers (including from the impact of inflation) and the inability to access new products or technology could also adversely affect our results of operations. The Ukraine War has increased both the likelihood and potential impact of these risks and exposures to varying degrees. In particular, the lingering macroeconomic inflationary environment, including material increases in energy prices, has resulted in and could continue to lead to, among other consequences, material increases in costs for energy, supplies and transportation. A continued disruption or discontinuation of energy supplies from Russia may increase these impacts and could have additional material adverse effects on our business such as a potential closure of certain of our production sites or significantly increased costs incurred due to a switch to alternative energy sources. These disruptions in supply, coupled with labor shortages, labor cost increases, and heightened COVID-19-related employee absenteeism and turnover, have resulted and could continue to result in a negative impact on our business. All of these factors introduce additional risk to our operations and exposure to legal liability in the delivery of our goods and services.

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

A substantial portion of our revenues depends on government health care program reimbursement, and any disruptions in government operations could have a material adverse impact on our business, financial condition and results of operations. If the governments with which we do business default on their debts, there could be broad macroeconomic effects that could raise our cost of borrowing funds, and delay or prevent our future growth and expansion. Any future government shutdown (which may have a greater likelihood due to a political party split in control of the U.S. Congress), government default on debt, decline in government revenues during a prolonged economic slowdown and/or failure of governments to enact annual appropriations could have a material adverse impact on our business, financial condition and results of operations. Additionally, material disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations and create uncertainty about the pace of upcoming health care regulatory developments.

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

Our continued growth in the health care business will depend upon our ability to attract and retain a skilled workforce, including highly skilled nurses, technicians and other medical personnel. Our health care products business depends on the development of new products, technologies and treatment concepts to be competitive, and for that we need to attract the best and most talented people, especially in R&D. Competition for those employees is intense and shortages for these sought-after employees, such as nurses, or skilled engineers and R&D personnel, as well as increased reliance on contracted nurses and other personnel, have increased our personnel and recruiting costs and may continue to do so, and/or could impair our reputation for production of technologically advanced products. In recent years, we experienced and may continue to experience, greater employee absenteeism and turnover and longer recruiting cycles which negatively impact our ability to produce and deliver the goods and services that we provide to our customers and our patients, as well as increased personnel costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our health care services businesses. In addition, effective execution of our strategy will depend upon our ability to attract suitable candidates for leadership roles, including open positions in our executive leadership team.

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

We need to develop new internal functions to perform certain business services that Fresenius SE provided to us prior to the Conversion.

Prior to the Conversion, as part of the Fresenius SE Group, we received certain essential capabilities that we did not then and currently do not independently have (either in full or in part) including information technology, insurance and treasury functions, payroll and other human resources functions, including with respect to pensions, as well as tax audit and tax support as well as leases of our principal offices and manufacturing facilities and facility management. In addition, we also provide certain functions and services for the Fresenius SE Group.

As a result of our deconsolidation through the Conversion, we separated from the Fresenius SE Group, and both the Company and the Fresenius SE Group are required to set up or provide the aforementioned functions and services on their own. The provision of some of these services to each other is no longer legally permissible after the Conversion.

As part of the Conversion process, we entered into a series of transitional services agreements with Fresenius SE at a cost that we consider to be comparable to the costs we incurred for such services prior to the Conversion. The agreements have various durations, depending on the services covered under the particular agreement, with the agreement for information technology services having the longest term. We cannot guarantee that we will be able to establish or procure these functions after the transitional services period without experiencing material adverse effects on our business, financial condition and results of operations.

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

Companies’ ESG activities are facing increased scrutiny from stakeholders such as institutional and other investors, regulatory bodies and non-governmental organizations (NGOs). Failure to effectively identify, carry out and manage the necessary sustainability and related reporting activities as required or expected, as well as effectually manage the impact of factors beyond our control, could cause us to incur additional costs or damage our brand. We could also be subject to financial and other penalties imposed by the respective authorities in the jurisdictions in which we do business. For example, a rise in prices of carbon emission rights stemming from the requirements of European climate regulations could increase our production costs. Such cost increases could have an adverse effect on our operations and results if we do not accurately plan for, and effectively implement, necessary sustainable business practices.

In addition to environmental risks, we also face several social risks. High staff turnover is a risk, not only due to the expense associated with hiring and training new staff, but also because it could affect our ability to serve our patients. For further information on personnel risks, see the risk factor “If we are unable to attract and retain skilled medical, technical, engineering or key strategic personnel, or if legislative, union, other labor-related activities or changes or employee absenteeism and turnover (including impacts from COVID-19 or other illnesses and factors) result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth, continue our technological development or execute our strategy.” above. Furthermore, companies are increasingly expecting their suppliers to share their commitment to sustainability and demonstrate sustainable business practices across their supply chains, including the ability to identify and mitigate risks related to human rights in their entire value chain in connection with the requirements of the German Supply Chain Due Diligence Act (Lieferkettensorgfaltspflichtengesetz) and other regulations. If we fail to comply with our legal obligations related to supply chain due diligence, we could face significant fines and be excluded from public tenders and contracts. We could also suffer reputational damage, especially given that our performance in this area is closely monitored by NGOs, investors and others.

In light of these expectations, among other aspects, we have incorporated sustainability as a performance target for the compensation of our Management Board. Should management fail to meet these outcomes, investors and/or debt providers may not deem us the correct fit for their investment or financing purposes, thereby negatively impacting our share price or our ability to source funding through debt financing. Our €2 billion syndicated multicurrency sustainability-linked revolving credit facility agreement (Syndicated Credit Facility), which serves as a backup facility, includes a sustainability component, pursuant to which the credit facility’s margin for any outstanding borrowings will rise or fall depending on our sustainability performance.

A heightened focus on ESG topics may result in more extensive regulatory requirements aimed at mitigating the effects of climate change and other current and future ESG concerns. Should further regulation (such as the SEC’s proposed disclosure requirements regarding climate-related risks, see Item 16.G, “Corporate Governance”), or stakeholder expectations be more stringent in the future, we may experience increased compliance burdens and costs to meet regulatory obligations and we cannot currently estimate what impact existing and future regulations will have on our business, financial condition and results of operations.

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

We are subject to ongoing tax audits in Germany, the U.S. and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations, we could be required to make additional tax payments, which could have a material adverse impact on our business, financial condition and results of operations in the relevant reporting period. See Item 5, “Operating and financial review and prospects – IV. Financial position.” For further information on the German tax authorities’ objections to our previously filed tax returns, see note 25 of the notes to the consolidated financial statements included in this report.

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

At December 31, 2023, we had consolidated debt (including lease liabilities as well as debt and lease liabilities included within liabilities directly associated with assets held for sale) of €12,187 M and consolidated total shareholders’ equity of €14,827 M. Our debt could jeopardize the successful execution of our business strategy, increase our vulnerability to general adverse economic conditions, limit our ability to obtain necessary financing to fund future working capital needs, capital expenditures, payment of dividends and other general corporate requirements, require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund other purposes, limit our flexibility in reacting to changes in our business and the industry in which we operate, place us at a competitive disadvantage compared to our competitors that have less debt, limit our ability to pursue possible future acquisitions and sell assets, make it more difficult for us to satisfy our obligations under our debt securities, and limit our ability to borrow additional funds. Additionally, a deterioration of our current rating could lead to a reintroduction of financial covenants, could limit our financial flexibility, increase our financing costs or limit access to funding.

Our leverage makes us vulnerable to a downturn in the operating performance of our business, larger than normal fluctuations or volatility in our cash flow, or a downturn in economic conditions. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include governmental and private insurer reimbursement rates for medical treatment and general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our cash flow is not sufficient to meet our debt service and principal payment requirements, we could be required to refinance our obligations or to dispose of assets in order to meet such requirements. In addition, from time to time we need to refinance our existing debt as and when it matures. In either case, there is no guarantee that we will be able to refinance our existing indebtedness on terms comparable to those governing our existing indebtedness. If our cash flow is not sufficient to meet our debt service and principal payment requirements, or if we are unable to refinance our existing indebtedness on acceptable terms, it could have a material adverse effect on our business, financial condition, or results of operations. For information about our outstanding indebtedness, see note 16 and note 17 of the notes to our consolidated financial statements included in this report.

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

Despite our existing indebtedness, we may still be able to incur significantly more unsecured debt in the future. The covenant in our 4.75% bonds due 2024 limiting our ability to incur unsecured debt is currently suspended and will remain so as long as two of the three credit ratings assigned to these bonds by S&P Global Ratings Europe Limited (S&P), Moody’s Deutschland GmbH (Moody’s) and Fitch Ratings Ireland Limited (Fitch) are at least BBB- or Baa3 (as the case may be) or higher, or, in each case, the equivalent investment grade rating of the rating categories of any rating agencies substituted for S&P, Moody’s or Fitch. On February 24, 2023, Standard & Poor’s downgraded the Company’s corporate credit rating from BBB to BBB- and revised the outlook from stable to negative. On February 27, 2023, Moody’s confirmed the Company’s corporate credit rating and revised the outlook from stable to negative. On August 25, 2023, Fitch affirmed the Company’s corporate credit rating, removed the rating watch negative and assigned a negative outlook. Nevertheless, should we lose our investment grade rating, we may still be able to incur substantial unsecured debt in compliance with that covenant if we maintain an interest coverage ratio (as defined in the indenture for our 4.75% bonds due 2024) of at least 2.0 to 1.0, as is presently the case, or as otherwise permitted by that covenant, regardless of our credit rating or interest coverage ratio, including under our Syndicated Credit Facility and our accounts receivable securitization program (Accounts Receivable Facility). Upon repayment of our 4.75% bonds due 2024, we will no longer be subject to any covenant that limits our ability to incur unsecured debt, regardless of our credit rating. If additional debt is added to our current debt levels, the related risks that we now face from our indebtedness could intensify.

After the Conversion, Fresenius SE no longer controls our Company through ownership of 100% of the shares in the General Partner of our Company. However, due to its significant share of ownership and certain provisions of our Articles of Association, Fresenius SE retains significant influence over the management of the Company.

Fresenius SE owns 32.2% of our outstanding shares as of February 8, 2024. Under our Articles of Association, Fresenius SE has the right to appoint two of the six shareholder representatives to our Supervisory Board for as long as it holds 30% or more of the Company’s share capital and the right to appoint one of the six shareholder representatives to the Supervisory Board for as long as it holds at least 15% (but less than 30%) of the Company’s share capital, and to dismiss those shareholder representatives. The Chair of our Supervisory Board is one of the Fresenius SE representatives. In the case of a tie in the AG Supervisory Board, the Chair has two votes in a new vote on the same matter if this also results in a tie. Under our Articles of Association, certain matters requiring a resolution at our general meeting of shareholders require a qualified majority of 75% of the share capital represented at the time of the vote, including capital increases and decreases, the creation of authorized and conditional capital, the issuance of convertible bonds, corporate measures such as mergers or spin-offs, the conclusion of intercompany agreements (Unternehmensverträge) such as domination and/or profit and loss transfer agreements (Beherrschungs- und/oder Gewinnabführungsverträge), amendments to the Articles of Association, dissolution of the Company, mergers, a change in the legal form of the stock corporation and other fundamental changes. By virtue of its ownership of approximately 32.2% of our share capital, Fresenius SE therefore has a de facto veto right over any such resolution or resolutions in and when proposed for adoption by our shareholders. In addition, the Conversion and deconsolidation of the Company from the Fresenius SE Group resulted in the termination of certain voting restrictions on Fresenius SE’s shares in the Company, including a restriction on voting in the election of members of the Company’s Supervisory Board and members of Fresenius SE’s management board are now eligible to seek election to and serve on the Company’s Supervisory Board. The present Fresenius SE designees on our Supervisory Board are the Chief Executive Officer and Chief Financial Officer, respectively, of Fresenius SE. As a result of its share ownership, its de facto veto right over shareholder votes requiring a qualified majority and its representation on our Supervisory Board (including the Chair), Fresenius SE will continue to have the ability to exercise significant influence over the management of our Company in its form as an AG, and the interests and rights of Fresenius SE could deviate from the interests of the Company and its public shareholders.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange. The pooling agreement that required us to file quarterly reports and certain information with the SEC and maintain our ADS facility and a U.S. listing for ADSs representing our shares terminated upon effectiveness of the Conversion.

We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to U.S. domestic companies. We file annual reports on Form 20-F instead of Form 10-K, and we are not required to file quarterly reports of Form 10-Q or current reports on Form 8-K. Instead, as a foreign private issuer, we are only required to furnish to the SEC, under cover of a Form 6-K, certain material information that we (i) make public pursuant to German law, (ii) file with a stock exchange on which our securities are traded and which is made public by that exchange, or (iii) distribute to our security holders. However, pursuant to a pooling agreement that we entered into for the benefit of public holders of our shares (including holders of American Depositary Shares (ADS) representing beneficial ownership of such shares), we agreed to file with the SEC quarterly reports containing consolidated financial statements (initially prepared in accordance with U.S. GAAP and subsequently in accordance with IFRS Accounting Standards), and to file information with the SEC with respect to annual and general meetings of our shareholders. In those reports, our Chief Executive Officer and Chief Financial Officer issued the certifications required by §302 and §906 of the Sarbanes-Oxley Act of 2002 (S-OX) on both a quarterly basis and an annual basis, rather than solely on an annual basis as is the practice of most foreign private issuers. The pooling agreement also required that we maintain the effectiveness of our deposit agreement covering our shares and ensure that the ADSs representing our shares are listed on either the New York Stock Exchange (NYSE) or the Nasdaq Stock Market.

The pooling agreement terminated in accordance with its terms upon effectiveness of the Conversion. While we currently expect to adhere to the reporting and certain other requirements of the pooling agreement (i.e., maintaining the deposit agreement and ADS program, continuing to maintain the NYSE listing of the ADSs and continuing to provide quarterly financial reports) as if the pooling agreement remained in effect, we cannot assure you that we will continue to do so. Any termination of the ADS facility could cause ADS holders to incur costs and inconvenience to maintain ownership of our shares. Any delisting from the NYSE (and/or a termination of SEC reporting) could adversely affect the liquidity of our shares and decrease information available regarding the Company, either of which could adversely affect our share price.

In addition to the foregoing differences in our public company reporting obligations and practices, as a foreign private issuer we are exempt from the SEC’s proxy rules, our annual reports contain less detailed disclosure regarding certain matters than reports of domestic issuers and our officers, directors and 10% beneficial owners are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to NYSE-listed companies. See Item 16G, “Corporate governance.”

Item 4.	Information on the Company
A.	History and development of the Company

General

Fresenius Medical Care AG is a stock corporation (Aktiengesellschaft or AG) organized under the laws of Germany, formerly known as Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares (Kommanditgesellschaft auf Aktien or KGaA).

The Company was originally incorporated on August 5, 1996 as a stock corporation and was transformed into a partnership limited by shares upon registration on February 10, 2006. Due to the Conversion (as discussed below), the Company now again is a stock corporation having the legal name Fresenius Medical Care AG. FME AG is registered with the commercial register of the local court (Amtsgericht) of Hof (Saale), Germany, under the registration number HRB 6841. Our registered office (Sitz) is Hof (Saale), Germany. Our registered business address, and our principal office, is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

History

On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE (then Fresenius AG) and W.R. Grace & Co. which we refer to as the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FME AG ordinary shares. Thereafter, subsidiaries of Fresenius SE merged with and into:

●	W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global health care business; and into
●	Fresenius USA, Inc.,

pursuant to which W.R Grace & Co. and Fresenius USA, Inc. became wholly-owned subsidiaries of the Company and the shareholders of W.R. Grace & Co. and the shareholders of Fresenius USA, Inc. (other than Fresenius SE) exchanged their shares for 94,080,000 FME AG ordinary shares, and 10,290,000 FME AG ordinary shares, respectively.

On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the EGM held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court (Amtsgericht) of Hof (Saale), on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a German AG to a KGaA with the name Fresenius Medical Care AG & Co KGaA. The Company as a KGaA was the same legal entity under German law, rather than a successor to the stock corporation.

On February 21, 2023, the supervisory board of Management AG approved the Management Board’s resolution to initiate plans for the Conversion. Among other factors, the Conversion was viewed as the least costly and most effective method to effect the deconsolidation of the Company from the Fresenius SE group. An EGM of the Company was held on July 14, 2023 to resolve on the Conversion. In connection with the EGM, the Company filed a registration statement on Form F-4 with the SEC that was declared effective on June 6, 2023. The Information Statement/Prospectus included in the F-4 registration statement containing additional information regarding the proposed change in legal form was made available to the Company’s shareholders prior to their vote on the Conversion and is available on the SEC’s website, www.sec.gov. At the EGM, shareholders approved the proposed resolutions by the required majority. The Conversion was also approved by Management AG, as the Company’s General Partner, as required by German law. Upon effectiveness of the Conversion, which occurred upon registration of the Conversion with the competent commercial register on November 30, 2023, Management AG exited the Company and Fresenius SE ceased to control (as defined by IFRS 10, Consolidated Financial Statements) the Company. Fresenius SE continues to have significant influence over the Company. See Item 3. “Key Information — D. Risk Factors.” For further information regarding the Conversion, see note 1 of the notes to the consolidated financial statements included in this report.

Information regarding authorizations granted by our Annual General Meeting (AGM) to conduct share buy-back programs and reconciliations of any treasury share purchases, repurchases and retirements under such programs can be found in note 20 of the notes to the consolidated financial statements included in this report. We have not purchased any shares in the periods covered within this Annual Report on Form 20-F.

Effective as of January 1, 2023, we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating, and reporting, segments, Care Delivery and Care Enablement. Certain prior year information provided in this report has been adjusted to reflect our new operating and reporting segments.

On August 24, 2022, we completed a business combination including Fresenius Health Partners, Inc. (FHP), the value-based care division of Fresenius Medical Care North America. The transaction, first announced in March 2022, received regulatory clearance and satisfied other customary closing conditions in the U.S. The new company, which operates under the InterWell Health brand (InterWell Health), creates an innovative, stand-alone entity combining FHP’s expertise in kidney care value-based contracting and performance, InterWell Health LLC’s clinical care models and network of around 1,700 nephrologists and Cricket Health, Inc.’s (Cricket) tech-enabled care model that utilizes its proprietary informatics, StageSmart™ and patient engagement platforms. We aim to significantly improve the care of patients with chronic kidney disease and further expand our leading position in value-based care. For further information, see Item 5, “Operating and financial review and prospects — I. Performance management system — Net leverage ratio (Non-IFRS® Measure),” below and note 3 of the notes to the consolidated financial statements included in this report.

In December 2023, we completed the divestiture of National Cardiovascular Partners (NCP), comprising 21 facilities providing outpatient cardiac catheterization and vascular laboratory services, which were previously included in the Care Delivery segment of our U.S. health care service business. The NCP divestiture was effected as part of our review of our business portfolio, mainly due to exiting unsustainable markets and non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). Further information regarding our divestitures during 2023 as well as assets classified as held for sale as of December 31, 2023, see notes 3 and 4 of the notes to the consolidated financial statements included in this report.

For further information regarding important events in the development in our business, such as material mergers by us or our significant subsidiaries, acquisitions and dispositions of material assets outside the ordinary course of our business, material changes in the way we conduct our business, material changes in the products we produce and the services we provide, see Item 4, “Information on the Company,” in this Annual Report on Form 20-F for the year ended December 31, 2023 and our reports for prior years, filed with the SEC and also available on our website www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered to be part of this report, except as expressly set forth herein.

For information regarding our principal capital expenditures and divestitures since the beginning of our last financial year, and information concerning our principal capital expenditures and divestitures currently in progress, see Item 4, “Information on the Company — B. Business overview — Capital expenditures and — Acquisitions and investments” as well as Item 5, “Operating and financial review and prospects — III. Financial position — Net cash provided by (used in) investing activities.”

The SEC website contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov. For additional information regarding the availability of periodic reports and other information concerning us, see Item 10.H, “Documents on Display.”

B.	Business overview

Our business

We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. A summary representation of our health care services and health care products for 2023 is as follows:

For information regarding the divestiture of business providing certain of these services during 2023, see notes 3 and 4 of the notes to the consolidated financial statements included in this report.

For a summary of our revenues attributable to our major categories of activity, split by operating and reportable segments, for the three years ended December 31, 2023, 2022 and 2021, see notes 5 a) and 29 of the notes to the consolidated financial statements included in this report.

We receive a substantial portion of our Care Delivery revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2023, 2022 and 2021 regarding the percentage of our U.S. patient service revenue included in our health care service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance, Medicare Advantage and private funds, (c) Medicaid and other government sources and (d) hospitals.

U.S. patient service revenue
in % of U.S. patient service revenue
	Year ended December 31,
	2023	2022	2021
Medicare program	34.5	36.1	39.0
Private / alternative payors	57.2	53.5	50.5
Medicaid and other government sources	4.0	5.3	5.1
Hospitals	4.3	5.1	5.4
Total	100.0	100.0	100.0

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

Dialysis treatment options for ESRD

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. At the end of 2023, about 5.1 M patients (2022: 4.9 M) worldwide regularly underwent dialysis treatment or received an organ donation. For dialysis treatment, we distinguish between, and provide services and products for, two types: hemodialysis (HD) and peritoneal dialysis (PD). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient’s peritoneum serves as a dialyzing membrane.

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

Patients with chronic kidney failure (ESRD)
	December 31,		December 31,
	2023	Share in %	2022	Share in %
Patients with chronic kidney failure	5,071,000	100	4,865,000	100
of which patients with transplants	969,000	19	942,000	19
Of which dialysis patients	4,102,000	81	3,923,000	81
In-center hemodialysis	3,628,000	71	3,469,000	71
Peritoneal dialysis	444,000	9	427,000	9
Home hemodialysis	30,000	1	27,000	1

The prevalence of chronic kidney failure varies between regions. There are several reasons for this variance:

●	Countries differ demographically, as age structures in population vary worldwide.
●	Risk factors for kidney disease, such as diabetes and high blood pressure, vary widely.
●	The genetic predisposition for kidney disease also differs significantly around the world.
●	Access to dialysis remains restricted in many countries, meaning that many patients suffering from chronic kidney failure are not treated and therefore do not appear in prevalence statistics.
●	Cultural factors, such as nutrition, play a role.

The worldwide number of dialysis patients rose by around 5% in 2023 (2022: 4%). In economically weaker regions, we expect the growth rates to be considerably higher. The lower worldwide growth rates from 2020 onwards compared to previous years were primarily caused by COVID-19 related excess mortality of ESRD patients. We have seen a recovery of worldwide growth rates starting in 2022 and continuing in 2023 and expect future worldwide patient growth rates to be in the range of 5% per year.

In 2023, most dialysis patients were treated in one of around 50,000 (2022: 48,000) dialysis centers worldwide, with an average of approximately 80 (2022: 80) patients per center. However, this figure varies considerably from country to country.

Hemodialysis is by far the most common form of therapy for chronic kidney failure. A total of 88% of dialysis patients were treated in this way at dialysis centers in 2023 (2022: 88%). Home hemodialysis is an alternative to treatment at a dialysis center. Although adoption has been limited to date, the number of home hemodialysis patients is rising continuously. A total of around 1% of all patients were treated in this way in 2023 (2022: 1%). In 2023, 11% of all dialysis patients were treated with peritoneal dialysis, usually at home (2022: 11%). Accordingly, 12% of dialysis patients were treated with home dialysis (2022: 12%). In 2023, about 15% (2022: 15%) of all dialysis patients in the U.S. were treated with home dialysis.

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

Health care services

We provided dialysis treatment and related laboratory and diagnostic services through our global network of 3,925 outpatient dialysis clinics in 2023 (2022: 4,116). At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine via bloodlines and monitors the dialysis equipment and the patient’s vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

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

Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis (PD) treatment. For our home dialysis patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for the delivery of supplies to the patient’s residence. (See “— Regulatory and legal matters — Reimbursement — U.S.” for a discussion of the ESRD PPS and billing for these products and services.)

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

Value and risk-based care programs

We conduct a broad range of value and risk-based care programs spanning CKD and ESRD patient populations with both private and public payors. Value and risk-based care programs include shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Full risk arrangements include capitated arrangements and percent-of-premium arrangements in which private payors or government programs credit us periodic, fixed payments based on expected medical expenses of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We have participated recently in the following value-based programs:

●	CMS commenced its ESRD Treatment Choices model on January 1, 2021. The ESRD Treatment Choices model is a mandatory model that applies to ESRD facilities and managing clinicians in certain randomly selected geographic regions (specifically, Hospital Referral Regions) that comprise approximately 30% of adult ESRD beneficiaries in all 50 states and the District of Columbia. This model applies both upside and downside payment adjustments to certain claims submitted by participating physicians and dialysis facilities for Medicare dialysis patients over a span of six and on-half years. For further information on the models and our applications for enrollment, see “Regulatory and legal matters – Reimbursement – Executive order-based models.”

●	A new voluntary CMS payment model, the Comprehensive Kidney Care Contracting model, began on January 1, 2022 as a successor program that builds upon the discontinued ESRD Seamless Care Organizations model. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity (KCE). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers, and dialysis providers and other third parties are permitted to participate. The voluntary models allow KCEs to take on various amounts of financial risk. Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations. For further information on the models and our participation, see “Regulatory and legal matters — Reimbursement — Executive order-based models.”
●	We have also entered into value and risk-based care programs with private payors to provide care to commercial and Medicare Advantage ESRD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes.

Physician nephrology services

We manage and operate nephrology physician practices in the United States.

Other health care services outside the United States

Ambulant treatment services

While we are currently the majority stakeholder in Cura Day Hospitals Group (Cura), a leading operator of day/short-stay hospitals in Australia, on January 8, 2024 we announced that an agreement has been signed to divest Cura to global alternative asset manager ICG and a consortium of health care professionals, subject to regulatory approval. We continued to provide ambulant treatment services in other parts our Care Delivery business outside the U.S.,which include comprehensive and specialized health check-up centers, vascular access and other chronic treatment services.

For additional information regarding our other health care services, see Item 4, “Information on the Company — Regulatory and legal matters — Reimbursement — U.S.,” and Item 3.D, “Key information — Risk factors.”

Health care products

Based on internal estimates prepared using our MCS (see “Major markets and competitive position,” below), publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributor of peritoneal dialysis products, measured by publicly reported revenues. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Most of our customers are dialysis clinics. For the fiscal year 2023, health care products accounted for 21% of our consolidated total revenue (2022: 21%).

We produce and distribute a wide range of machines and disposables for HD, PD and critical care, including acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other health care products. The following amounts exclude intercompany product sales:

Health care product revenue
in € M
	Year ended December 31,
	2023		2022		2021
	Total		Total		Total
	product		product		product
	revenues	% of total	revenues	% of total	revenues	% of total
Hemodialysis products	3,253	80	3,255	82	3,036	81
Peritoneal dialysis products	359	9	384	10	374	10
Other	448	11	341	8	333	9
Total	4,060	100	3,980	100	3,743	100

Hemodialysis machines

Our advanced line of hemodialysis machines includes four series: 2008, 4008, 5008 and 6008. We developed the 4008, 5008 and 6008 series for our markets outside of the U.S. and the 2008 series for the U.S. market. In 2016, we introduced the 6008 series with the launch of our 6008 CAREsystem.

We also produce the 4008 series and 5008S outside of the U.S. for patients to perform home hemodialysis treatment. In 2019, we completed our acquisition of NxStage Medical, Inc. (NxStage), which broadens our offerings of home hemodialysis treatment options. See “— Home hemodialysis” below.

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

The machines produced within these four series are set forth below:

On February 8, 2024, we announced that we received FDA clearance for our 5008X hemodialysis system, which will enable the start of clinical evaluations and user-studies in the U.S. The 5008X system provides high-volume hemodiafiltration dialysis therapy.

Our various models of these machine series utilize our latest R&D efforts to improve the dialysis process. Examples of these improvements include the addition of Clinical Data eXchange™ (CDX), which allows the clinician to access Medical Information System (MIS) data directly from the dialysis station.

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

Dialyzers

Dialyzers are specialized filters that remove uremic toxins and excess water from the blood during hemodialysis. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We manufacture our F-series and advanced FX series of dialyzers as well as our HemoflowTM and Optiflux® series, the leading dialyzer brand in the U.S. All membranes manufactured by us are produced from highly biocompatible synthetic materials. For example, the novel FX CorAL dialyzer contains an innovative Helixone® hydro membrane. This polysulfone membrane is hydrophilized with higher concentrations of polyvinyl pyrrolidone (PVP). In vitro measurements have shown that PVP induces a hydrophilic environment on the inner membrane surface, shown to cause smaller secondary membrane formation, which has been linked to lower complement activation, lower platelet loss and also lower loss in performance.

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

APD therapy: The effectiveness of APD therapy depends on the solution dwell time in the abdomen, the composition of the solution used, the volume of solution and the duration of the treatment, usually 8 – 10 hours during the night. APD using our product line, which includes our Liberty® cycler, sleep●safe cycler, sleep●safe harmony cycler and SILENCIA cycler, offers many benefits to PD patients:

●	Improved adequacy of dialysis: By adjusting the parameters of treatment, it is possible to provide more dialysis to the patient compared to CAPD therapy.
●	Personalized APD: Adapted APD with the sleep●safe cyclers, sleep●safe harmony cyclers and SILENCIA cyclers allow patients to be treated using a modified version of APD where short dwell times with small fill volumes are used first to promote ultrafiltration and subsequently longer dwell times and larger fill volumes promote the removal of uremic toxins from the blood.
●	PD Patient management software: We have developed specific patient management software tools to support both CAPD and APD therapies in different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. In the U.S., the Liberty® Select Cycler offers the Kinexus® Therapy Management Platform to our customers, which allows clinicians to review the home patient’s treatment daily in their the Kinexus Clinician Portal. In November 2022, Fresenius received FDA 510(k) clearance upgrading the Liberty Select Cycler to enable bidirectional Remote Therapy Management, adding the ability for clinicians to remotely update patients’ prescription.

Home Hemodialysis

Hemodialysis can also be done by patients in their own home. Home hemodialysis allows patients to uniquely tailor their treatments to their individual needs, including more frequent hemodialysis, and can improve clinical outcomes and quality of life for patients.

We provide products for home hemodialysis, with the 5008S portfolio mentioned above, as well as purpose-built products for home: the NxStage® Versi®HD cycler, (its predecessor, the NxStage System One™ S and the NxStage PureFlow™ SL water and dialysate preparation system. The NxStage suite of products offers the following benefits:

●	A simple and intuitive user interface, including our newest GuideMe walk-through guidance capabilities introduced in the U.S. in 2023
●	A dialysis cartridge with a pre-assembled dialyzer
●	Water-sparing generation of dialysate at the point-of-care
●	Flexibility and portability due to the compact size and alternative dialysate source (by using bags)
●	Dosing calculator that supports health care practitioners generate prescriptions according to patient needs.
●	Treatment support by the Nx2me Connected Health® application that connects NxStage home HD patients with clinicians, thereby enabling the timely exchange of treatment data and improving the patient experience.

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

Other Dialysis Products

We manufacture and/or distribute arterial, venous, single needle and pediatric bloodlines. We produce liquid, dry and semi-dry acid concentrates for individual supply and central supply, including in-house preparation for which we also provide appropriate connection central distribution systems as well as suitable mixing devices. Liquid acid concentrates are formulated to be mixed with dry bicarbonate concentrate (8.4%), using water for hemodialysis treatment. Dry and semi-dry concentrates must be dissolved with water using a suitable mixing device to obtain liquid acid concentrate. Dry acid concentrate requires less storage space and may be less prone to bacterial growth than liquid acid concentrates. We also have rinsing solutions (Saline 0.9% in bags) in our portfolio for priming and rinsing the tubing system. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles and hemodialysis catheters.

Other health care products

Therapeutic apheresis: Within our portfolio of therapeutic apheresis products, we offer extracorporeal therapy options for patients who cannot be sufficiently treated through conventional pharmaceutical regimens, including the removal of metabolic products, toxins, autoantibodies and immunocomplexes. This therapy uses semi-selective adsorbers and filters for the cleaning of blood or plasma components.

Heart and lung therapies (acute cardiopulmonary products): In December 2016, we acquired Xenios AG, a company focusing on products for extracorporeal heart and lung support for patients with severe heart and lung failure, in particular for the indications of severe acute respiratory distress syndrome, acute exacerbations of chronic obstructive pulmonary disease and cardiogenic shock. The products used for an extracorporeal gas exchange offer a wide range of heart and lung support from partial CO2 removal up to full oxygenation. Xenios’s Novalung®, a heart and lung support system for the treatment of acute respiratory or cardiopulmonary failure, was approved by the FDA in February 2020 and is the first extracorporeal membrane oxygenation (ECMO) system to be cleared for more than six hours of continuous use as extracorporeal life support. In early May 2021, Xenios AG received approval for a patient kit in China, which followed China’s National Medical Products Administration approval of the Xenios console in December 2020. As a result, a complete heart and lung support system is now permitted for ECMO therapy in China.

Renal pharmaceuticals

We continue to acquire and in-license renal pharmaceuticals to improve dialysis treatment for our patients. Below are the primary renal pharmaceuticals we have acquired or for which we have obtained licenses for use:

PhosLo®

In November 2006, we acquired PhosLo®, a calcium-based phosphate binder. Phosphate binders keep phosphorus levels in ESRD patients in a healthy range by preventing the body from absorbing phosphorus from foods and assisting the passing of excess phosphorous out of the body. We have received approval of PhosLo® in selected European countries. In October 2008, a competitive generic phosphate binder was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched an authorized generic version of PhosLo® to compete in the generic calcium acetate market. In April 2011, the FDA approved our New Drug Application for Phoslyra®, a liquid formulation of PhosLo®. In 2023, we discontinued the sale of Phoslyra in the U.S.

Venofer® and Ferinject®

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East with Vifor (International) Ltd., a subsidiary of Swiss-based CSL Vifor (formerly Vifor Pharma Ltd.) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products; Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD patients as well as dialysis patients. Venofer® is the originator intravenous iron sucrose product, a leading intravenous iron brand in terms of volume worldwide. Ferinject® is a leading intravenous iron therapy with market authorization in 86 countries as of August 2023 and 25 million patient years of experience.

The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008, provides our subsidiary Fresenius USA Manufacturing Inc. (FUSA) with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. In 2017, Fresenius Medical Care Canada acquired the license to distribute Venofer® for ESRD and all indications in Canada. The license agreement has a term of five years with two additional two-year options. The U.S. license agreement has a term of ten years and includes FUSA extension options. In 2023, the North American agreement with American Regent was renegotiated and extended through December 31, 2028. The international agreement which had a term of 20 years was terminated in 2010 as a consequence of the establishment of Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, VFMCRP).

In December 2010, we announced the expansion of our agreements with CSL Vifor by forming a new renal pharmaceutical company, VFMCRP, with the intention to develop and distribute products focused on addressing distinct complications and areas of chronic kidney disease; renal anemia management, mineral and bone management, kidney function preservation and improvement, conditions associated with kidney impairment and its treatment; and cardio-renal management. FME AG owns 45% of the company, which is headquartered in Switzerland. CSL Vifor contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). CSL Vifor and its existing key affiliates or partners retain the responsibility for commercialization of both products outside the renal field. With effect as of November 2, 2021, Vifor Pharma Participations Ltd replaced Vifor Pharma Ltd as a shareholder of VFMCRP.

Velphoro®

As part of the agreement to create VFMCRP, CSL Vifor also contributed the asset Velphoro® (sucroferric oxyhydroxide), a novel iron-based phosphate binder, to the new company (excluding certain rights within Japan). Fresenius Medical Care North America (FMCNA) markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. Velphoro® has been approved in 51 countries and commercially launched in 38 countries worldwide and the VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL. In China, we received New Drug Approval in February 2023. For further information, refer to note 25 of the notes to the consolidated financial statements, “Commitments and contingencies — Legal and regulatory matters” included in this report.

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

Mircera® (methoxy polyethylene glycol-epoetin beta) is a long-acting ESA licensed from F. Hoffmann-La Roche AG since 2015 to treat symptomatic anemia associated with chronic kidney disease. The product is currently supplied to around 5,000 dialysis clinics in the U.S. and its territories.

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

Tavneos® (avacopan) is a first-in-class rare disease treatment for anti-neutrophil cytoplasmic antibody-associated vasculitis (AAV) licensed ex-U.S. from ChemoCentryx, Inc., a wholly owned subsidiary of Amgen Inc. In the licensed territories, Tavneos® has been approved for the treatment of two main forms of AAV in combination with a rituximab or cyclophosphamide regimen in Japan, the European Union (including Iceland, Liechtenstein and Norway), Canada, Great Britain, Switzerland, Australia, Kuwait, Israel and South Korea. The therapy has been launched in Germany, Austria, Japan, Canada, Great Britain, Switzerland, Luxembourg, France and Spain.

Korsuva™/Kapruvia™ (difelikefalin) is the first product approved in EU and U.S. for the treatment of moderate-to-severe pruritus associated with CKD for adults undergoing hemodialysis. VFMCRP has a license agreement with Cara Therapeutics, Inc. (Cara), to develop and commercialize Korsuva/Kapruvia worldwide, excluding Japan and South Korea. In the U.S., VFMCRP’s rights are for the entire dialysis market. Our renal pharmaceuticals team promotes the product to our clinics/prescribers and receives a marketing fee on our clinical sales as well as group profit (as a shareholder of VFMCRP) for non-Fresenius Medical Care sales. CSL Vifor’s sales team promotes the product to all non-Fresenius Medical Care clinics/prescribers and receives a marketing fee on these sales. In 2023, CMS ruled that it would add an amount of $0.2493 to each Medicare Fee-for-Service patient treatment beginning in April 2024 through the following three years. After this period, this amount will be taken out of the bundled rate. Fresenius Renal Pharmaceuticals and CSL Vifor agreed that both organizations would stop promotion of Korsuva, in the US market, in 2024. Neither organization will receive a marketing fee beginning in January 2024. Korsuva/Kapruvia is approved in the U.S., the EU (including Iceland, Liechtenstein and Norway), Great Britain, Canada, Switzerland, Kuwait, United Arab Emirates, Singapore and Australia. The product is available in the U.S., Germany, Austria, Sweden, France, Netherlands, and Iceland. The majority of launches for this innovative treatment are expected in 2024.

VFMCRP also own the rights to Veltassa® (patiromer), a treatment for hyperkalaemia or elevated potassium levels, outside of the U.S. and Japan. In the licensed territories, Veltassa® was launched in 12 European markets as well as Saudi Arabia, United Arab Emirates, Kuwait, Australia and Canada (by partner Otsuka Canada Pharmaceutical, Inc.).

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

We estimate that the volume of the global dialysis market was €81 billion in 2023 (2022: €83 billion) comprising approximately €16 billion (2022: €16 billion) of dialysis products and approximately €65 billion (2022: €67 billion) of dialysis services (including administration of dialysis drugs).

As of December 31, 2023, we were the world’s leading provider of dialysis services with a market share of approximately 8% (2022: 9%) of the global dialysis patient population through treating 332,548 (2022: 344,687) of the approximately 4.1 M (2022: 3.9 M) dialysis patients worldwide.

The segment breakdown according to patients treated is below:

We are also the global market leader for dialysis products. Dialysis products we produced for use in our own dialysis centers or for sale to third-party customers accounted for a market share of 35% in 2023 (2022: 35%). In the case of hemodialysis products, we had a 42% share of the global market (2022: 42%) and are also the leader in this field.

Dialyzers for hemodialysis are the largest product group in the dialysis market with a worldwide sales volume of around 410 M units in 2023 (2022: 395 M). Approximately 165 M (around 40%) (2022: 161 M, or around 41%) of these were made by the Company, giving us by far the biggest market share. Hemodialysis machines constitute another key component of our product business. Here, too, we are the market leader. Of the estimated 99,000 machines installed in 2023 (2022: 90,000), approximately 49,000, or around 50% (2022: around 42,000, or around 47%), were produced by the Company.

Furthermore, we hold a strong position in the market for peritoneal dialysis products: Around 14% (2022: around 15%) of all peritoneal dialysis patients use products made by the Company.

The overall market for dialysis care services in the U.S. is consolidated. Across all market segments, we treat around 37% of all dialysis patients in the United States (2022: 37%). In the U.S., home dialysis is becoming increasingly important. In 2023, about 16% (2022: 15%) of our U.S. dialysis treatments were performed at home. Outside the U.S., the dialysis services business is much more fragmented. With 1,310 dialysis centers (2022: 1,450) and approximately 127,000 patients (2022: 139,000) in around 50 countries (2022: around 50), we operate by far the largest network of clinics.

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

Trends in the developed markets:

●	improvements in treatment quality, which prolong patient life;
●	stronger demand for innovative products and therapies;
●	advances in medical technology;
●	ongoing cost-containment efforts and ongoing pressure to decrease health care costs, resulting in limited reimbursement rate increases;
●	reimbursement for the majority of treatments by governmental institutions, such as Medicare and Medicaid in the U.S.; and
●	challenges in certain labor markets.

Trends in the emerging markets:

●	increasing national incomes and hence higher spending on health care;
●	improving standards of living in developing countries, which make life-saving dialysis treatment available;
●	consolidation of providers (e.g. hospital chains);
●	consolidation of health care insurers with pricing pressure on providers; and
●	privatization of health care providers.

For additional trends, risks and uncertainties that could cause actual results to differ from our projected results, specifically in relation to the impact on patient mortalities and co-morbidities related to COVID-19, see Item 3.D, “Key information – Risk factors.”

Our largest competitors in the dialysis services industry include DaVita, Inc., Diaverum AB, B. Braun SE, U.S. Renal Care, Inc. and Nephrocare Health Services Private Limited (NephroPlus).

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

Products: We compete globally in the product market which is largely segmented among hemodialysis, peritoneal dialysis, home hemodialysis and renal pharmaceuticals. Our competitors include:

Akebia Therapeutics, Inc.	Baxter International, Inc.	Outset Medical, Inc.	Toray Industries, Inc.
Ardelyx Inc.	JMS Co., Ltd	Quanta Dialysis Technologies Inc.	WEGO Healthcare (Shenzhen) Co., Ltd
Asahi Kasei Medical Co., Ltd	Mozarc Medical Holding LLC	Sanofi S.A.
B. Braun SE	Nikkiso Co., Ltd.	S.A.S. Physidia
Bain Medical Equipment (Guangzhou) Co., Ltd	Nipro Corporation	Takeda Pharmaceutical Company Limited

We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

Corporate strategy and objectives

“Creating a future worth living. For patients. Worldwide. Every day.” This vision guides us in our efforts to give our patients around the world a better life by offering them high-quality products and outstanding health care.

At the same time, we expect to face a multitude of challenges in the coming years: an aging population and a rise in chronic diseases are set to reshape patient demographics. The combination of fragmented care, cost pressure and staff shortages will create a need for new solutions. Moreover, digitalization, particularly through data analytics and artificial intelligence, is already causing changes in the delivery of health care.

Our products and health care services are at the core of our strategy. To implement our strategy successfully, we will concentrate on three key areas: the renal care continuum, critical care solutions and complementary assets.

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

Critical care solutions

The number of patients requiring continuous renal replacement therapy to treat acute kidney failure is set to rise from around 1.0 million patients in 2023 to over 1.5 million per year over the next decade. In addition to acute dialysis, we are also active in other areas of extracorporeal critical care therapy, such as the treatment of acute heart, lung and multi-organ failure.

Complementary assets

We will supplement and strengthen our existing network where feasible through additional partnerships, investments and acquisitions. This will help us to create medical value added while saving costs, enabling us to build an even more solid foundation for our future growth to 2025 and beyond. For further information on the InterWell Health business combination, which supports our business activities, see note 3 of the notes to the consolidated financial statements included in this report.

Integrating sustainability

For us, sustainability is about being successful in the long term and creating lasting value economically, ecologically and socially. Our commitment to sustainability is incorporated in our vision and our mission and is also reflected in our strategy. We plan to include sustainability as a non-financial performance target for our management compensation plan. Starting in 2024, the Supervisory Board will submit a revised system for the compensation of the Management Board. In addition to short-term sustainability targets, it is intended to incorporate sustainability as a performance target for the long-term incentive plan. See Item 6.B, “Directors, senior management and employees — Compensation” within the sub-section “— Sustainability target” and the sub-section “— Outlook for compensation-related changes,” below.

Globalizing our operating model

In 2021, we launched our FME25 Program. As one major milestone, the introduction of the new operating model saw the implementation of two global segments - Care Delivery and Care Enablement. We structured our operating model along our key value drivers and are advancing our efforts to globalize and simplify our structure as part of the implementation of our growth strategy.

The new structure allows us to significantly reduce overhead costs and optimize our portfolio in both operating segments. While we have successfully implemented the operating model and made progress with the savings planned under the FME25 Program, we are actively pursuing measures to further support margin improvement.

For further information, see Item 5. “Operating and financial review and prospects — II. Financial condition and results of operations — Company Structure,” below and note 29 of the notes to the consolidated financial statements included in this report.

Legacy Portfolio Optimization

We are implementing our strategic program for portfolio optimization, focusing within the strategic goal alignment on businesses and markets that hold the greatest potential for sustainable profitable growth. Consequently, we are withdrawing from non-sustainable markets and divesting businesses that do not align with our core operations, that may have a dilutive effect, or both. This approach signifies a clear emphasis on debt reduction as a part of a disciplined capital allocation strategy. As part of the strategic realignment of our product portfolio, we announced the divestment of our clinic network in Sub-Saharan Africa and sold our clinics in Hungary. In December 2023, we completed our exit from our Argentinian business and concluded the sale of National Cardiovascular Partners (NCP), including 21 facilities providing outpatient cardiac catheterization and vascular laboratory services, which were included in the Care Delivery business in the U.S. (further explained and defined in Item 5, “Operating and financial review and prospects — I. Performance management system — Net leverage ratio (Non-IFRS Measure),” below). Also included in the Legacy Portfolio Optimization program was the discontinuation of a dialysis cycler development program in early 2023.

Customers, marketing, distribution and service

We sell most of our products to dialysis clinics, hospitals and specialized treatment clinics. Close interaction between our sales and marketing as well as R&D personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of hemodialysis and peritoneal dialysis as well as acute dialysis products and products for critical care. International sales teams visit physicians, clinical specialists, hospitals, clinics and dialysis clinics and, together with marketing, represent us at industry trade shows. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance and warranty regulation for each country in which we sell dialysis products.

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

Sales of dialysis products to Iran

We actively employ comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. We allocated resources to design, implement and maintain a compliance program specific to our U.S. and non-U.S. activities. Additionally, our dedication to providing its life-saving dialysis products to patients and sufferers of ESRD extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, our product sales to Iran from Germany are not subject to the EU’s restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Implementing Regulation (EU) 2021/1242 of July 29, 2021 implementing Regulation (EU) No 267/2012 concerning restrictive measures against Iran, as the Company’s products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because our sales to Iran were and are made solely by our German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 (ITSR) and are not eligible for licenses from the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because we do not have a U.S. parent company and are not in any other way owned or controlled by a U.S. person, as those terms are used in ITSR § 560.215(a), and our affiliates involved in Iran-related transactions are also not “owned or controlled” by a U.S. person. That we have a U.S. subsidiary does not cause the ITSR to apply to our Iran-related transactions (because the sales by our non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC’s public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

During the year ended December 31, 2023, we sold approximately €6 M of dialysis products to an independent distributor. This distributor further distributes the products to other foreign distributors for resale, processing and assembling in Iran. The products included fiber bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately €4.5 M in operating income for the year ended December 31, 2023. All such sales were made by our German subsidiaries. Based on information available to us, we believe that most products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the “Government of Iran” as defined in ITSR § 560.304. Our 2023 sales to Iran represent approximately 0.03% of our total revenues. We have no subsidiaries, affiliates or offices, nor do we have any direct investment or own any assets, in Iran. In light of the humanitarian nature of our products and the patient communities that benefit from our products, we expect to continue selling dialysis products to Iran, provided such sales continue to be permissible under, or excluded from, applicable export control and economic sanctions laws and regulations.

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

Medicare program regulations rely on Conditions for Coverage rules for ESRD facilities which require that each dialysis clinic shall have a medical director who is responsible for overseeing the delivery of patient care and outcomes at the dialysis clinic. The medical director must be board-certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. We have engaged physicians or physician practices to serve as medical directors for our outpatient dialysis centers, home dialysis programs, and inpatient dialysis service relationships with hospitals. The compensation of our medical directors and other contracted physicians is negotiated individually in arm’s length negotiations and is based on the anticipated workload for each clinic or program the medical director will oversee, as well as any unique market factors such as, for example, the lack of availability of alternative options within the market. The total annual compensation of the medical directors is to be in place for a term of at least one year and the medical directors agree to seek to continue to improve quality, safety and efficiency. We have developed internal processes with the goal of setting the compensation of our medical directors at fair market value.

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

A number of the dialysis clinics and other health care centers we operate are owned, or managed, by entities in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We have granted holders of these minority interests put options or similar rights under which we could be required to purchase all or part of the minority owners’ noncontrolling interests. See note 1 a) of the notes to our audited consolidated financial statements included in this report. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physician groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these entities must comply with the federal Anti-Kickback Statute and Stark Law. There is a safe harbor under the Anti-Kickback Statute for certain investment interests in small entities. These entities have been designed to comply with the federal Anti-Kickback Statute and Stark Law, but they do not satisfy all of the requirements for safe harbor protection under the Anti-Kickback Statute. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician entities that fall outside the safe harbors are not, by definition, prohibited by law but continue to be subject to legal scrutiny. See Item 3.D, “Key information — Risk factors.”

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

Capital expenditures

We invested, by operating segment, the gross amounts shown in the table below during the twelve-month periods ended December 31, 2023, 2022, and 2021.

Capital expenditures (gross)
in € M
	2023	2022	2021
Capital expenditures for property, plant and equipment and capitalized development costs
Care Delivery	333	381	473
Care Enablement	352	343	381
Total	685	724	854

Acquisitions, investments, purchases of intangible assets and investments in debt securities
Care Delivery	55	638	467
Care Enablement	83	108	161
Total	138	746	628

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

For information on the InterWell Health business combination, see Item 4.A “Information on the Company — A. History and development of the Company”, “I. Performance management system — Net leverage ratio (Non-IFRS Measure)” above and note 3 of the notes to the consolidated financial statements included in this report. For a discussion of our 2023, 2022 and 2021 acquisitions and investments, see Item 5, “Operating and financial review and prospects – IV. Financial position – Net cash provided by (used in) investing activities.”

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

We produce and assemble hemodialysis machines and peritoneal dialysis cyclers in Germany, China and in the U.S. We manufacture and assemble dialyzers and polysulfone membranes in the U.S., Germany, France, Japan and China. Hemodialysis concentrate products and PD solutions are manufactured at various facilities worldwide. Additionally, we manufacture bloodlines in Mexico, China, Turkiye and Serbia. Home hemodialysis products and components are produced in Italy, Germany and Mexico.

Procurement

We manage the procurement of raw materials and semi-finished goods used in the manufacturing of renal products globally. This global approach enables us to:

●	enhance the efficiency of our processes,
●	optimize cost structures,
●	improve returns on our capital invested in manufacturing,
●	respond quickly, and
●	fulfill our commitment to meeting high quality and safety standards.

We’ve established a Global Procurement team that is interconnected that brings specialization and expertise to the management of our supply chain in various areas including strategic Category Management (Indirect and Direct Procurement), Cost/Supplier Engineering, Procurement Operations, Process and Platforms, Center of Excellence and Global Business Services (Source to Receipt). These Global teams work together to ensure procurement is functioning appropriately to optimize cost, maintain high quality standards and lessen risks in our supply chains to ensure supply availability.

Our procurement risk mitigation efforts include the development of partnerships with strategic suppliers through framework contracts, maintaining, where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), incorporating measures to prevent loss of suppliers such as continuous supply chain monitoring and the creation of risk mitigation strategies to increase supply chain resilience, particularly for primary and secondary suppliers located in countries with unpredictable geopolitical landscapes.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive supplier relationship management and risk management systems connect all our global procurement activities to enhance global transparency, ensure compliance with our Supplier Code of Conduct, standardize processes and enable the constant monitoring of our projects and supplier-related activities.

Quality assurance and quality management in dialysis care

Care Enablement

With a focus on quality, costs and availability, we introduced a stable infrastructure with efficient processes and systems over the last several years. All production sites follow the Lean Manufacturing approach which, in our plants in North America and nine of twelve plants in the European, Middle East and African regions, includes the “Lean Six Sigma” management system. The focus of Lean Manufacturing and Six Sigma is the continuous improvement of manufacturing processes in order to achieve a low defect rate resulting in improved product quality, while reducing manufacturing time. Our production of renal pharmaceuticals and medical devices must comply with current Good Manufacturing Practices under the applicable regulations of the U.S. FDA, the EU, the Brazilian Health Regulatory Agency (ANVISA) and other jurisdictions. See “— Regulatory and legal matters — Product Regulation,” below.

We have been successful in the continued harmonization of all local Quality Management Systems (QMS) in all manufacturing and development sites outside the U.S. under one Consolidated QMS (CQMS). The CQMS fulfills ISO 13485:2016 and ISO 9001:2015 standards, the Medical Device Single Audit Program (MDSAP) underlying regulatory requirements, the Medical Device Directive 93/42/EEC as well as Regulation (EU) 2017/745 of April 5, 2017 on MDR, which have been implemented in the design, manufacture and distribution sites outside the U.S. (See also “Regulatory and Legal Matters — Facilities and Operational Regulation” below). Every medical device plant outside the U.S. has a local QMS directed by CQMS that is certified either to ISO 13485:2016 and/or ISO 9001:2015 under MDSAP. Our operations in the U.S. continue to be governed under our North American Management System in compliance with U.S. FDA regulations. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC, the MDSAP underlying regulatory requirements and additional national requirements based upon target markets and countries of manufacturing. Plants producing products with the Conformité Européene (CE) mark are in the transition process to be in full compliance with the MDR. The QMS of each site is reviewed through periodic corporate and local management review as well as internal audits.

All certified plants have successfully passed the annual ISO 13485, ISO 9001, MDSAP underlying regulatory requirements, external QMS audits and authority inspections for maintaining their required certifications and licenses.

Care Delivery

Our dialysis clinics work in conformance with the generally accepted quality standards of the industry, particularly the Kidney Disease Outcomes Quality Initiative (KDOQI) guidelines from the U.S., the European Renal Best Practice standard and increasingly, Kidney Disease: Improving Global Outcomes (KDIGO), an industry initiative for global clinical practice guidelines. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

At each of our dialysis clinics in the U.S., a quality assurance committee is responsible for reviewing quality of care data, choosing local quality improvement projects and monitoring the progress towards achieving the quality targets which are informed by KDOQI, KDIGO and the Quality Agenda established by the FMCNA Medical Office. A rigorous scoring system, Clinical Quality Score, reports trends in outcomes and performance comparison among all levels of the organization. Visual representation of key performance indicators can be viewed in increasing levels of detail to provide transparency of results. In 2020, although impacted by the COVID-19 pandemic, we continued to develop and implement programs and tools to assist in achieving our quality goals. These include treatment algorithms based on best medical evidence, outlier management teams, and technology to highlight opportunities for improvement at the dialysis chairside.

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

Outside the U.S., Clinic Quality Management Department (CQM) is responsible for establishing and maintaining all quality management activities in the European, Middle Eastern and African (EMEA), Latin American (LATAM), and Asia Pacific (APAC) regions. Currently established QMS play a critical role in meeting quality and safety, legal and normative requirements in country organizations and dialysis clinics.

In the EMEA region, all country organizations have a QMS implemented under our internal NephroCare QMS Focus or under external ISO norms such as ISO 9001:2015 for health care services QMS and ISO 14001: 2015 for environmental management systems. Both QMS activities are regularly monitored via internal and external QMS audits during the annual audit process derived from our annual risk assessment. As the dialysis industry-related requirements are highly regulated in the EMEA region, the establishment and maintenance of a Quality Management System is a mandatory requirement to maintain validity of clinic licenses. As such, both corporate CQM and local Quality Managers are responsible for defining, controlling, and mitigating the quality, safety and clinical risks during the audit process as well as assuring a continuously improving system.

In the LATAM region, all country organizations have an internal QMS implemented to comply with the requirements, consider processes in terms of added value, define and assign resources, train our employees, implement and control activities, document performance results and process effectiveness as well as continually improve our processes based on objective measurements. In addition to internal QMS, certain dialysis clinics are ISO 9001: 2015 and ISO 45001: 2018 certified. The main policies, guidelines and operational standard operating procedures are defined at the regional level and communicated and adapted following pre-established criteria in each country while considering regulatory requirements of each market. As part of the monitoring and continuous improvement of both processes and results, key performance indicators are established consistent with our policies regarding quality. These indicators measure performance at the dialysis clinic, country and regional levels, constituting one of the main tools utilized to foster improvement. In addition, an annual quality, regulatory and environmental audit plan is implemented at the regional level to review compliance and provide support in the continuous improvement of processes, complemented by internal audits in each country of the region. Lastly, employee satisfaction and patient experience surveys are performed as another source of areas for quality improvement.

In the APAC Region, most of the countries have individual QMS processes implemented locally according to local authority requirements.

Beginning of 2024, the implementation of an internally developed Care Delivery International Quality Management System, which has widened process scopes by considering the objective of protecting patients, employees and the environment (including sustainability), will be initiated for Care Delivery regions outside the U.S.

Environmental management

We are dedicated to developing, producing, providing and applying our products and services in an environmentally sustainable way. Our focus is on using energy, water and raw materials efficiently. In our business practices, we strive to continually reduce our impact on the environment.

Our approach to environmental management is outlined in our Global Environmental Policy. The policy specifies our principles and objectives for environmental protection and addresses how we manage and monitor our environmental impact. In addition, we have standard operating procedures (SOPs) in place that help us manage global data and report on environmental indicators relating to energy consumption, greenhouse gas (GHG) emissions and water withdrawal. The SOPs are currently being reviewed in preparation for the requirements of the EU Corporate Sustainability Reporting Directive (CSRD) and reflect recent changes to our organizational structure. In 2023, we established additional process descriptions that include indicators such as waste management and Scope 3 GHG emissions.

Our Global Sustainability department leads our strategic sustainability activities on environmental topics and works closely with our business functions to implement our activities. The Care Delivery segment is responsible for environmental management in our dialysis clinics, while the Care Enablement segment is accountable for sustainable manufacturing, product development, supply chain and sales operations. Our Management Board receives regular status updates and defines global targets.

Part of our environmental management involves monitoring national and international regulations concerning the environment. We have established internal environmental standards, which we complement with external certifications where necessary or appropriate. Our production sites, distribution centers, laboratories and dialysis clinics are subject to internal and external audits. This involves checking their compliance with environmental laws and local regulations, certification requirements and internal guidelines. We inform our employees across all levels of the organization about our progress on environmental topics through various channels such as internal articles, workshops and Q&A sessions.

Coverage of certified production sites (in %)
Certification	2023	2022
ISO 14001	25	25
ISO 50001	5	5

We track and analyze data on the environmental impact of our dialysis clinics and production sites worldwide. Various digital tools support our environmental data collection and reporting across our business segments and functions. We aim to continuously improve data availability and quality, which includes reducing data extrapolations and extending the reporting scope in preparation for our Science Based Targets initiative (SBTi) commitment and CSRD requirements. For example, in 2023, we increasingly automated the consolidation and analysis of our clinic data in the U.S. We provided employees involved in data collection and reporting with training on the latest internal reporting requirements. We also support the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) when analyzing opportunities and risks arising from climate change on our business.

At our production sites, we are involved in local environmental projects that we report on as part of our global Green & Lean initiative. Each production site is responsible for defining, planning and implementing these projects. The Green & Lean initiative enables best practices to be shared across the organization with the objective of reducing emissions, promoting the efficient use of natural resources and increasing recycling rates. For example, in 2023, we conducted energy diagnostics workshops that brought together teams from our largest production sites to exchange best practices.

By the end of 2023, 100 projects were reported as part of the initiative. They were aimed at using efficient equipment to reduce energy consumption and improving processes to save water. As a result of these projects, we expect to save more than 22,000 MWh of energy (1% of our total energy consumption), prevent 5,500 tons of CO2 equivalent emissions (1% of our total Scope 1 and 2 emissions), save more than 89,000 m3 of water (0.2% of our total water consumption) and recycle or reuse more than 260 tons of waste every year (0.1% of our total waste).

We also include environmental considerations in our scientific activities on a clinic level. For example, in 2023, we participated in research on strategies for saving water in dialysis.

Energy and climate protection

We are committed to contribute to the goals of the Paris Agreement on climate change. For this reason, we defined emission reduction targets.

We aim to achieve climate neutrality in our operations by 2040. By 2030, our aim is to reduce our direct (Scope 1) and indirect (Scope 2) GHG emissions by 50% compared to 2020. To achieve our targets, we will focus on procuring renewable electricity, reducing process-related emissions and implementing energy-efficiency measures. Our GHG emissions are calculated based on energy data reported by our production sites and electricity data reported by our dialysis clinics. We developed our targets using the SBTi target setting tool. In January 2024, we submitted our commitment to the SBTi and have officially committed to the initiative’s goals.

We aim to increase the transparency of our Scope 3 emissions activities and reduce the carbon footprint of our value chain by integrating our suppliers into our climate neutrality roadmap within the next two years. Based on our ongoing assessment of Scope 3 emissions, we formalized the reporting process in line with the revised edition of the GHG protocol. We have analyzed Scope 3 emissions in 15 categories and are reporting on those that are relevant for our business. Purchased goods and services as well as the use of sold products comprise approximately 80% of our Scope 3 emissions. Other relevant categories include upstream transportation and distribution, waste generated in operations and end-of-life treatment of sold products. We plan to improve data granularity for Scope 3 over time.

Reducing our carbon footprint

In 2023, we increased our efforts to advance our climate mitigation and adaptation with a focus on assessing renewable electricity generation and power purchase agreements (PPAs). PPAs are long-term purchase agreements with wind and photovoltaic (PV) parks and enable us to support the construction of new solar and wind power plants throughout our global operations.

We analyzed our electricity consumption and assessed options for procuring renewable electricity globally. Based on the results, we began the selection and contracting process in Europe and the U.S. for wind and solar park projects in the form of virtual power purchase agreements (vPPAs). The projects are greenfield projects that will deliver renewable electricity with a guarantee of origin that is in line with RE100 technical criteria. RE100 is a global corporate renewable energy initiative launched by businesses that are committed to 100% renewable electricity.

We are evaluating opportunities for renewable energy projects in other markets. To cover the transition to PPAs, we have purchased 250,000 Green-e certified renewable energy certificates (REC). We will continue to use RECs to cover residual electricity consumption in the future.

We also assessed the possibility of installing PV panels at our own sites globally. For example, we installed over 500 solar panels at one of our production sites in Australia. The newly installed panels provide up to 50% of the site’s energy needs.

In 2023, we evaluated our portfolio to identify energy-saving opportunities at our major production sites. Based on this assessment, we created a list of potential energy saving measures that will contribute to our 2030 climate targets.

We continued installing an energy management system in our U.S.-based clinics in 2023. The system makes it possible to monitor and regulate the temperature settings in the clinic remotely. As a result, we expect to reduce our annual energy consumption by nearly 15 MWh on average in each clinic. At the end of 2023, the energy management system was installed in more than 1,100 clinics with nearly 300 more planned for 2024 (2022: 400). This covers more than 50% of our U.S. clinics.

Energy consumption (M MWh)
	2023	2023
Energy (1), (2)	2.6	2.6
Electricity	1.3	1.3
Natural gas	1.2	1.2
Others (3)	<0.1	<0.1
(1)	Including the energy consumption of our production sites and the electricity consumption of in-center treatments in our dialysis clinics.
(2)	Subject in part to extrapolations.
(3)	Including fuel oil, diesel, liquid gas, and district heating. Excluding mobile assets.

Tracking our progress

Our Scope 1 and Scope 2 emissions decreased by 0.4% in 2023 as compared to 2022. Our reported Scope 1 emissions increased by 0.9% due to higher natural gas consumption for heating in the U.S. as a result of colder weather conditions. Our reported Scope 2 emissions decreased by around 1.3%, primarily due to the purchase of RECs.

Greenhouse gas emissions (THOUS tons)
	2023		2022		2020 (target baseline year)
	Location-based	Market- based	Location-based	Market-based	Location-based	Market-based
Total Scope 1 + 2 CO2 equivalents (1),(2),(3)	727.5	656.6	731.3	659.5	769.5	781.9
Scope 1 CO2 equivalents	260.8	260.8	258.4	258.4	242.2	242.2
Natural gas	247.4	247.4	244.3	244.3	228.0	228.0
Liquid gas	13.0	13.0	13.4	13.4	13.6	13.6
Fuel oil	0.2	0.2	0.2	0.2	0.3	0.3
Diesel (4)	0.3	0.3	0.5	0.5	0.3	0.3
Scope 2 CO2 equivalents	466.6	395.8	472.9	401.1	527.2	539.6
Electricity	466.2	395.3	472.4	400.6	526.8	539.3
District heating	0.4	0.4	0.5	0.5	0.4	0.4
(1)	Including Scope 1 and 2 emissions from our production sites and Scope 2 emissions from electricity consumption resulting from in-center treatments in our dialysis clinics.
(2)	Subject in part to extrapolations.
(3)	We use both location-based and market-based methods based on the residual mix that quantify emissions based on emission factors per country. We calculate our Scope 1 and Scope 2 emissions following the methodology of the Greenhouse Gas Protocol. To calculate Scope 1 emissions, we use the latest version of the corresponding guidelines by the UK Department for Environment, Food and Rural Affairs (DEFRA). We use International Energy Agency (IEA) emission factors, the Reliable Disclosure Systems for Europe (RE-DISS) Residual European Mix as well as U.S. Residual Mix (Green-e Energy Emissions Rates) for electricity consumption to calculate indirect emissions from electricity.
(4)	Excluding mobile assets.

Scope 3 emissions (THOUS tons)
Categories			Emissions (tCO2e) (1)
UPSTREAM (2)	3.1	Purchased goods and services	1,428.2
	3.2	Capital goods	34.2
	3.3	Fuel and energy-related activities	159.6
	3.4	Upstream transportation and distribution	170.5
	3.5	Waste generated in operations	89.9
	3.6	Business travel	30.0
	3.7	Employee commuting	201.5
	3.8	Upstream leased assets	Included in Scope 1 & 2
DOWNSTREAM (3)	3.9	Downstream transportation and distribution	Not relevant
	3.10	Processing of sold products	Not applicable to our business model
	3.11	Use of sold products	890.9
	3.12	End of life treatment of sold products	78.9
	3.13	Downstream leased assets	Not applicable to our business model
	3.14	Franchises	Not applicable to our business model
	3.15	Investments	Not relevant
(1)	Subject, in part, to extrapolations based on 2022 data.
(2)	Upstream categories are calculated based on spend, except for category 3.3 which is calculated in accordance with the GHG Protocol applying the average-data method and considers the energy volumes reported above.
(3)	Downstream categories are calculated based on screening of life-cycle assessment data. These assessments identify the life-cycle phase with the highest impact as well as the processes and materials we must focus on to improve the eco-performance of our products and services.

Water management

Large volumes of water are required in both our production sites and dialysis clinics to provide life-sustaining care for patients. As it is critical that the water we use for dialysis is of high quality, we generally use municipal water that is treated further in our dialysis clinics.

To safeguard the responsible use of water resources, we continued to analyze which of our sites are in water-stressed areas with the help of the Aqueduct Water Risk Atlas of the World Resources Institute (WRI). We use the results from the WRI scenario analysis to identify how water stress will develop around the world under different scenarios. To define optimization and improvement measures for production sites and dialysis clinics in areas with extremely high water stress, we aim to develop a sustainable water management strategy by 2026.

Managing our water footprint

In 2023, our assessments relating to water stress identified that 12% of our dialysis clinics and 10% of our production sites are in locations identified by the WRI as having an extremely high risk of water stress levels. We expanded our water assessment coverage by 28%, including 99% of our dialysis clinics (2022: 78%) and all our production sites.

We maintained our focus on developing our water stress scenario analysis in 2023. The aim of this analysis is to identify areas around the world where water stress levels will increase most by 2030 and 2040.

Most of the identified clinics and sites are located in the U.S., which accounts for the largest share of our business. Sites in Europe, the Middle East, Africa, Latin America and the Asia-Pacific region are also likely to be affected by an increase in water stress. We are incorporating insights from this analysis into our group-wide risk management systems to detect, monitor and mitigate possible risks as early as possible.

To increase awareness of water stress, we implemented knowledge-sharing sessions and educational videos on water stress impacts that were initiated in our U.S. clinics. In addition, automated water meters were installed in U.S. clinics in water-stressed areas and should be rolled out to all U.S. clinics in 2024. The new meters will provide greater transparency on water usage during treatment and help identify drivers of water withdrawal, which will help us develop measures to reduce our water withdrawal going forward.

Tracking our progress

In 2023, our reported water withdrawal decreased by 4% as compared to 2022. The reduction in water withdrawal mainly reflects the decrease in the number of treatments we provided due to changes in our clinic portfolio.

We expanded the collection and tracking of water discharge data for our production sites. In addition, we assessed our methodology for reporting on water discharge for our clinics. We expect to publish water discharge figures for our production sites and clinics in our reporting for the financial year 2024.

Water withdrawal (M m3)
	2023	2022
Water (1)	38.8	40.5
Municipal water (2)	38.4	40.1
Ground water	0.4	0.4
(1)	Including the water consumption of our production sites and in-center treatments at our dialysis clinics.
(2)	Subject in part to extrapolations.

Waste management

In the health care industry, strict hygiene requirements apply to the materials used and the safe disposal of hazardous waste to prevent it from causing harm to patients, employees or the environment. We are committed to reducing waste and aim to continually improve waste management.

Improving waste disposal and recycling

We continued to analyze the waste streams in our production sites and dialysis clinics in all regions. In 2023, we also established global waste reporting processes for our business segments, including total waste, hazardous and non-hazardous waste as well as information on waste disposal methods. For example, we performed waste audits in the U.S. in 2023 to improve our awareness of waste types and gain an understanding of ways to reduce waste. Our findings will support us in analyzing how we generate waste and enhance our waste estimation approach. Additionally, we conducted an analysis to optimize waste disposal and reduce related disposal costs, for example, by installing smaller waste bins and optimizing the frequency of bin collection.

In 2023, we extended the scope of our waste assessment to include resource consumption and circular economy practices. This will enable us to evaluate the potential product and market benefits of a circular design such as cost savings due to fewer individual components or the upgradeability of products. To improve the recycling and circularity of our products, we are currently working with different suppliers and institutions to optimize efficient waste disposal, improve recycling and develop a circular approach.

Total waste and breakdown by type (metric tons)
2023 (1), (2)
Total hazardous waste	53,154
Total non-hazardous waste	129,896
Total waste	183,050
(1)	Including the waste generation of our production sites and in-center treatments at our dialysis clinics.
(2)	Subject in part to estimations and extrapolations

Tracking our progress

In 2023, we implemented various waste avoidance projects including the recycling of acid concentrate canisters and a program to re-use containers to transport Mircera. At one of our production plants, a process to recycle resin molding plastic fragments was adopted. The plastic fragments are reintroduced to the molding process, allowing us to save raw materials. As a result, we were able to avoid generating more than 826 metric tons of waste.

As part of our efforts to improve waste management, we plan to perform additional audits to advance our waste reporting in 2024 and analyze our material inflows and outflows. This involves assessing the durability, repairability and recycled content of our key products to ascertain to what extent these products are designed in line with circular principles.

Biodiversity and pollution

We continue to monitor the risks in connection with our overall impact and assess the opportunities to develop measures that can help reduce our footprint on the environment. This includes changing global, non-financial disclosure expectations and upcoming regulations, such as CSRD. Biodiversity and pollution were focus areas for us during 2023. We launched respective projects to gain an understanding of these topics in the context of our business model.

We reviewed the recommendations of the science-based Task Force on Nature-related Financial Disclosures (TNFD) framework to evaluate our biodiversity-related impacts, risks and opportunities. We conducted a biodiversity risk analysis for all of our production sites and 99% of our dialysis clinics using the World Wildlife Fund® biodiversity risk filter tool. Our analysis revealed that none of our production sites or clinics are situated in locations that are classified as having a combined high or extremely high biodiversity risk. We will continue to assess our impact and opportunities to develop measures that protect biodiversity, where relevant. We also evaluated pollution-related topics in our materiality analysis in 2023. Based on our findings, we consider our potential negative impact to be limited.

Patents and licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 9,500 patents and patent applications in major markets.

Technologies that are the subject of granted patents or pending patent applications include aspects of our hemodialysis, peritoneal dialysis and critical care treatment systems, relating to both single-use products and treatment machines.

Other parts of the patent portfolio relate to platform and future technologies, such as digital, data management and regenerative medicine.

We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a significant number of products for which patent protection has lapsed or where only particular features are patented. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacturing of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage. From time to time, our patents may be infringed by third parties and, in such cases, we will assert and enforce our rights. Registered patents may also be subject to invalidation claims made by competitors in formal proceedings (oppositions, trials, re-examinations, invalidation action, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property (see Item 3.D, “Key Information – Risk Factors” and note 25 of the notes to the consolidated financial statements included in this report).

Trademarks

As the owner of trademarks or licensee of trademarks throughout the world, we currently hold rights in over 3,600 registered trademarks or trademark applications covering inter alia our key product branding in major markets.

Our principal trademarks and corporate names are or comprise the designation “Fresenius Medical Care” which we use stand-alone or together with a triangular “F” figure in our corporate logo. The use of “Fresenius” in our trademarks is based on a perpetual, royalty-free license from Fresenius SE, our major shareholder. The Trademark License Agreement remains in full force after our Conversion and related deconsolidation from Fresenius SE with some amendments/clarification concerning, inter alia, standards regarding the use of the “Fresenius Marks” (details to be defined in Branding Guidelines jointly developed by Fresenius SE and us), limits on the current and future stand-alone use of the “Fresenius” name by us, the introduction of customary termination rights for good cause and the introduction of reporting obligations regarding any harmful use of the Licensed Marks and/or the “Fresenius” name. See Item 7.B, “Related party transactions — Trademarks.” The amendment has been filed as an exhibit to this report.

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

Risk management system

The main objective of the risk management system is to identify potential risks as early as possible to assess their impact on business activities and enable us, where necessary, to take appropriate countermeasures. Due to constantly changing external as well as internal requirements and conditions, our risk management system is continuously evolving. In the past fiscal year, we began adjusting our risk management approach to the new global operating model. This adjustment was complemented by the definition of a more robust process to integrate risks that could cause adverse impacts on ESG aspects.

The organizational structure of our risk management as well as the processes are shown in the following overview:

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
Risk Committee
GMO
CORPORATE FUNCTIONS

The structure of the internal risk management system is based on the internationally recognized framework for company-wide risk management, the “Enterprise Risk Management - Integrated Framework” of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As part of the risk management system, regional risk coordinators, utilizing risk management software, assume the task of coordinating risk management activities within our operating segments, in particular for risk identification and assessment with individual risk owners by means of, among other things, workshops, interviews and queries. These activities relate to existing and potential emerging short-term as well as mid-term risks. Semi-annually, identified risk information is processed by the risk coordinators, reviewed by the respective regional and functional risk committees. Subsequently, the central risk management function gathers the risks and risk responses from regions and functions, analyzes and discusses them in the corporate risk committee and communicates the compiled results to the Management Board. The analysis of the risk environment also includes determining the degree of a potential threat to our going concern by aggregating all risks with the aid of a software-supported risk simulation.

The Management Board and central risk management are promptly informed of new risks that are estimated to be high or develop into high risks in order to ensure appropriate responses (see Item 5. “Operating and financial review and prospects — VI. Risk matrix” regarding the classification of risks). The effectiveness of the risk management system is monitored by the Audit Committee of the Supervisory Board.

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

The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of our departments, subsidiaries and information technology (IT) applications worldwide each year. Determined risk focus areas are audited across all business segments. The department works according to the internationally accepted standards of the Institute of Internal Auditors, which was confirmed by a quality assessment in 2022. The next quality assessment is planned for 2027. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, IT security, the reliability of financial reporting and compliance with accounting regulations and internal policies. Since 2021, Global Internal Audit has conducted third-party audits of selected sales intermediaries in order to give assurance that business transactions with our products are in accordance with applicable compliance standards.

Our locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

The Global Internal Audit department is also responsible for monitoring the implementation of measures mitigating identified deficiencies. The Management Board is informed about the mitigation status on a quarterly basis. The Audit Committee of the Supervisory Board is also informed of the audit results. In 2023, a total of 22 audits and 15 sales intermediary audits were carried out. Risk focus areas were compliance, FCPA, governance and ESG.

For information regarding our risk management processes relating to cybersecurity, see Item 16K, “Cybersecurity” in this report.

Nevertheless, it is important to note that a functioning and adequate risk management system cannot guarantee that all risks are fully identified and controlled.

Internal control and risk management system for the Company’s accounting process

Our internal control system over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS Accounting Standards as issued by the IASB. Our internal reporting process is designed for the reliable recording, processing and control of financial data and key figures. Figures and data are compared and discussed regularly on a monthly and quarterly basis with the previous year’s values, budget targets, and the latest projections. In addition, the Management Board and the departments responsible for preparing the consolidated financial statements discuss all parameters, assumptions and estimates that substantially affect the externally reported consolidated and segment results. The Audit Committee of the Supervisory Board also reviews current quarterly results and compares them with budgets and projections.

The internal control system contains guidelines and instructions designed for the appropriate and accurate recording and presentation of Company transactions.

Further control mechanisms aimed at achieving reliable financial reporting and correct recording of transactions within the accounting and the consolidation process include automated and manual reconciliations, as well as the separation of certain personnel functions to prevent potential conflicts of interest. Furthermore, several preventive approval steps as well as detective plausibility checks are in place in various core finance and finance-related processes to ensure correct financial reporting. All process owners identify and assess the risks of their respective processes in terms of the implications for accounting and financial reporting. These process owners also determine that corresponding controls are in place to minimize these risks. Changes to accounting standards are discussed on an ongoing basis and considered in the preparation of the financial statements. Employees responsible for financial reporting are provided with regular training regarding changes in accounting standards. The consolidation is performed by a central department. The basis for the consolidation is derived from reporting packages and sub-group consolidated financial statements prepared and submitted by local group entities. The preparation of reporting packages and sub-group consolidated financial statements is performed according to central requirements and guidelines.

As we are also listed on the NYSE, we are required to adhere to the requirements of U.S. S-OX. Section 404 of this federal law stipulates that management of companies listed in the U.S. are responsible for implementing and adhering to an effective internal control system to produce reliable financial reporting. A yearly scoping takes place to determine entities, processes and controls which are subject to S-OX requirements. The design and operating effectiveness of the internal control system over financial reporting are routinely tested and considered in regular internal audits. Control testing results are being regularly discussed with the respective stakeholders and remediation of control deficiencies is monitored. These criteria are also included in the annual audit by our independent registered public accounting firm. A quarterly certification process has been implemented as a formal accountability and responsibility mechanism for countries, regions, shared services centers as well as corporate entities which aims at the accuracy of financial reporting and the associated disclosure controls and procedures.

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

Our review of the internal control system over financial reporting is designed to comply with a specific SEC guideline (Guidance Regarding Management’s Report on Internal Control Over Financial Reporting) and is conducted with software support. Initially, regional internal control teams coordinate the assessment of the controls in each region, after which the results are consolidated for the Company and its subsidiaries. Based upon this assessment, management evaluates the effectiveness of the internal control system for the current fiscal year. External advisers are consulted as needed. A corporate steering committee meets several times a year to review regulatory developments and changes of relevant internal control requirements, to discuss possible control deficiencies and derive further measures. In addition, in its meetings, the Audit Committee of the Supervisory Board is informed regularly of the results of management’s assessment.

Internal control systems over financial reporting are subject to inherent limitations, irrespective of how carefully these systems are designed. As a result, there is no absolute assurance that financial reporting objectives can be met, nor that misstatements will always be prevented or detected.

For further information on these requirements, limitations and management’s assessment of the Company’s internal control over financial reporting for 2023, see Items 15.A. and 15.B, “Disclosure controls and procedures” and “Management’s annual report on internal control over financial reporting.”

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

In response to the COVID-19 pandemic, federal and state governments implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures included temporary waivers of and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments’ enforcement priorities. The federal public health emergency declared by the U.S. Department of Health and Human Services (HHS) as a result of the COVID-19 pandemic expired May 11, 2023, reflecting declines in COVID-19 hospitalization rates in the U.S. and the evolution of the COVID-19 public health situation from its acute emergency phase. Earlier in the pandemic, federal and state governments passed legislation, promulgated regulations and took other administrative actions intended to assist health care providers in providing care to COVID-19 afflicted, and other, patients during the public health emergency and to provide financial relief. Although many federal and state measures were designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict.

We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of business conduct applicable worldwide and available on our website, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. We operate many facilities throughout the U.S. and other countries in which we do business. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees or their agents or subcontractors, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded health care program, or engage in unlawful conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Federal Food, Drug, and Cosmetic Act, Anti-Kickback Statute, the Stark Law, the False Claims Act or the Foreign Corrupt Practices Act, among other laws. See note 25 of the notes to our audited consolidated financial statements included in this report.

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

Product regulation

U.S. pharmaceuticals

In the U.S., numerous regulatory bodies, including the FDA and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and/or a seller of drug products under their respective jurisdictions. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended (FDCA) and FDA’s implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with inspections as well as with federal CMS average sales price reporting, medical drug rebate program and other requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices (cGMP). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. We are required to notify the FDA of certain product quality issues. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products, we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from marketing or promoting our pharmaceutical products in a false or misleading manner and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices, including under the administrative, civil, and criminal penalty provisions of the FDA. Other state and federal regulatory and enforcement agencies have authority to enforce related fraud, consumer protection, privacy, and other laws.

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

Originally, the transitional provisions according to Art. 120 of the MDR allowed manufacturers until May 2024, at the latest, to continue to place their medical devices on the EU market based on a valid EC certificate according to the former directives and local laws for medical devices.

However, on March 15, 2023, the European Parliament published Regulation (EU) 2023/607, a decisive amendment on the MDR, with major relevance for certification and products which are already on the market in compliance with MDD. MDD certificates shall be considered valid until end of the new transition dates. Under certain conditions, medical devices that have a valid MDD certificate may be placed on the market or put into service until the end of 2027 or 2028, depending on their individual classification.

Conformity of our QMS with the applicable MDR requirements was assessed and confirmed by our notified body during an initial certification audit in 2019 and surveillance audits in 2020 through 2023. After the additionally required successful assessment of the submitted technical documentation, the first EU certificate, pursuant to the MDR, was issued mid 2020 by our notified body. For each extension of the product scope of the EU certificate, a review of a sample of the technical documentation from the respective product group is required. Following this step-wise approach, our EU MDR certificate has been extended in 2023 and its further extension with several product categories is expected.

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

Clinical Research

Our subsidiaries engaged in the manufacture and sale of medicinal products and medical devices, when engaged in clinical research involving investigational products, are subject to many requirements governing the conduct of clinical research, including Good Clinical Practice (GCP) standards. Similarly, our subsidiaries involved in the provision of clinical research services may also be subject to those requirements governing the conduct of clinical research depending on the nature of the research involved.

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

On December 4, 2023, the FDA issued a warning letter to us citing several deficiencies of the cGMP requirements of the Quality System regulation and alleging possible corrective and preventive action failures, among other things, in connection with the use of silicone tubing used in certain of our dialysis machines that was previously reported to the FDA. We have responded and continue to update the FDA about continuing remediation efforts. For a description of the status of outstanding FDA warning letters related to our operations, see note 25 of the notes to the consolidated financial statements included in this report.

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

One such regulation that was enacted is AB290 in California. Upon enactment, the Company, along with other providers and the AKF, filed suit challenging the validity of the law. Jane Doe, et al. v. Xavier Becerra, et al., 8:19-cv-02105, United States District Court for the Central District of California, Southern Division. In December 2019, the Court issued a preliminary injunction staying implementation of the law. On January 9, 2024, the Court issued a summary judgment decision which found some sections of the law valid and some sections of the law invalid. See “— Regulatory and legal matters — Reimbursement — Possible changes in statutes or regulations” for further information on charitable premium assistance programs.

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

The Marietta ruling will make it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes private health insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operation. In December 2023, a bipartisan group of six members of the House reintroduced the Restore Protections for Dialysis Patients Act (H.R. 6860), which would address the Marietta decision. The bill includes updated language which would restore the understanding of the Medicare Secondary Payer Act prior to the Marietta decision and ensure that patients cannot be discriminated against because of their need for dialysis. There can be no assurance that this proposal or any other legislation to address the Marietta decision will be enacted.

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

Environmental regulation

We are subject to a broad range of federal, foreign, state and local laws and regulations relating to pollution and the protection of the environment. These laws regulate, among other things, the discharge of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites and other matters relating to worker, public and consumer health, and safety as well as to the protection of the environment. In addition, the Company uses substances regulated under U.S. and EU environmental laws, primarily in product design as well as manufacturing and sterilization processes. Noncompliance with these regulations can result in significant fines or penalties or limitations on our operations. The applicable environmental, health and safety laws and regulations, and any changes to them or their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs or reduces revenues. For information regarding our activities in the areas of energy and climate protection, water management, waste management, and biodiversity and pollution, see “Environmental Management,” above.

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

Several states have certificate of need programs regulating the establishment or expansion of health care facilities, including dialysis centers. We believe that we have obtained all necessary approvals for the operation of our health care facilities in accordance with all applicable state certificate of need laws. In states that also have certificate of need programs, the licensure requirements are separate and in addition to the need for certificates of need. In response to the COVID-19 pandemic, federal and state governmental agencies implemented a number of temporary measures, including waivers and modifications to existing facility certification, licensing and certificate of need rules and regulations. These temporary measures generally lasted only during the existence of the COVID-19 public health emergency. The federal public health emergency declared by HHS as a result of the COVID-19 pandemic expired May 11, 2023. To the extent we relied on these waivers or modifications, in certain circumstances we could be forced to either obtain new, permanent certifications, licenses or certificates of need for certain health care centers, renal diagnostic support businesses and laboratories to continue operating them in the manner we have during the public health emergency, or we could be forced to change our operations if we are no longer able to rely on these modifications or waivers.

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

In addition, many countries impose various investment restrictions on foreign companies. For instance, government approval may be required to enter into a joint venture with a local partner. Some countries do not permit foreign investors to own a majority interest in local companies or require that companies organized under their laws have at least one local shareholder. Investment restrictions may therefore affect the operating procedures and other characteristics of our subsidiaries and joint ventures in these and other countries.

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

U.S.

Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In the U.S., Medicare pays as the primary insurer for Medicare-eligible individuals under many circumstances. Some patients pay for their health care services primarily through commercial insurance coverage. For Medicare primary patients, Medicare pays 80% of the prospective payment amount for the ESRD Prospective Payment system items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary’s cost-sharing obligations (typically an annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. On April 29, 2022, CMS issued a final rule for CY 2023 Medicare Advantage plans in which CMS finalized a requirement that MA plans calculate the maximum out-of-pocket (MOOP) limit (after which the plan pays 100% of MA costs) based on the accrual of all Medicare cost-sharing in the plan benefit, whether that Medicare cost-sharing is paid by the beneficiary, Medicaid or other secondary insurance, or remains unpaid (including when the cost-sharing is not paid because of state limits on the amounts paid for Medicare cost-sharing and the exemption for dually eligible individuals’ (i.e., individuals who are entitled to Medicare Part A and/or Part B and are eligible for some form of Medicaid benefit) from Medicare cost-sharing). While some payors were already calculating MOOP in this way, the rule change potentially limits the amount of uncollected cost-sharing we will experience for dual eligible patients beginning in 2023. CMS projects that the change will save state Medicaid agencies $2 billion (€2 billion) over ten years while increasing payment to health care providers, including dialysis providers, serving dually eligible beneficiaries by $8 billion (€8 billion) over ten years. We have managed care contracts to provide services as in-network providers with many Medicare Advantage and commercial insurance plans. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80% of the prospective payment amount for the ESRD PPS items and services we provide their members. On May 22, 2020, CMS issued a regulation that removed outpatient dialysis from its list of specialty facilities that are subject to specific time-and-distance standards regarding Medicare Advantage network adequacy. While we have seen no material impact to date, this regulation could impede our ability to participate in Medicare Advantage plan networks in the future.

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

Payment rates vary by both patient and facility. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass) and certain co-morbidities. The base payment rate is also adjusted for (i) certain high cost patient outliers reflecting unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located. The Protecting Access to Medicare Act of 2014 (PAMA) provides that rates will be updated by the market basket rate of increase net of multifactor productivity adjustment. The ESRD PPS also provides for: (i) a training add-on payment for home and self-dialysis modalities, (ii) a transitional drug add-on payment adjustment (TDAPA), (iii) a transitional add-on payment adjustment for new and innovative equipment and supplies (TPNIES), and (iv) beginning in 2024, a 3-year post-TDAPA base rate adjustment period to temporarily account for the cost and utilization of drugs covered by TDAPA payments.

On October 27, 2023, CMS issued a final rule for the ESRD PPS rate for CY 2024. The final base rate per treatment for CY 2024 is $271.02, which represents a 2.1% increase from the CY 2023 base rate of $265.57. The final 2.1% increase is based on a market basket increase of 2.4% partially offset by a 0.3% multifactor productivity adjustment that is mandated by the ACA. The final rule provides for a routine update to the wage index based on existing policy, which we believe does not fully account for the significant increase in labor costs over the past few years. The Acute Kidney Injury payment rate for CY 2024 is equal to the CY 2024 ESRD PPS base rate. CMS notes that the 1.0% target for ESRD outlier payments was not achieved in CY 2023. Outlier payments represented approximately 0.8% of total payments rather than 1.0 percent, very close to the target compared to prior years. CMS finalized policies clarifying criteria for the TPNIES. CMS finalized a new add-on payment adjustment for certain new renal dialysis drugs and biological products in existing ESRD PPS functional categories after the end of the TDAPA period. CMS terms this the “post-TDAPA payment adjustment.” CMS also established and applied a new add-on payment adjustment of 30% of the per treatment payment amount to all renal dialysis services furnished to pediatric ESRD patients effective January 1, 2024, for CYs 2024, 2025 and 2026. CMS also requires ESRD facilities to report “time on machine” (that is, the amount of time that a beneficiary spends receiving an in-center hemodialysis treatment) on claims. The overall impact of the CY 2024 changes is projected to be a 2.1% increase in Medicare payments. CMS estimates that the aggregate ESRD PPS expenditures will increase by approximately $190 million in CY 2024 compared to CY 2023. This reflects a $180 million increase from the payment rate update, including approximately $10 million in estimated TDAPA payments.

Sequestration of Medicare payments. On August 2, 2011, the BCA was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. The BCA, in effect, required automatic across-the-board spending cuts for most government programs over nine fiscal years (2013-2021); these cuts were projected to total $1.2 trillion. The first cuts for Medicare payments to providers and suppliers were initially implemented on April 1, 2013. As a result of subsequent legislation, these cuts have been extended through FY 2032. Under the BCA, as amended, the reduction in Medicare payments to providers and suppliers (the U.S. Sequestration) is limited to one adjustment of no more than 2% in each year through 2031, and in 2032 there will be an adjustment of 2% for the first half of FY 2032, dropping to 0.0% for the second half of FY 2032. The U.S. Sequestration is independent of Medicare’s annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. As part of the COVID-19 relief measures, the Congress temporarily suspended the 2% sequestration from May 1, 2020 through March 31, 2022. A 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester resumed on July 1, 2022. For further information regarding the suspension of sequestration, see Item 3.D, “Key information — Risk factors.”

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

Starting April 1, 2022, CMS granted TDAPA status for Korsuva™ (difelikefalin) in the anti-pruritic functional category. TDAPA will apply to Korsuva for two years, until March 31, 2024. After the TDAPA period for Korsuva expires, it will be the first drug subject to the post-TDAPA payment adjustment. We have made the decision to no longer promote Korsuva in the U.S. market and will no longer receive a fee for such work, beginning in 2024.

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

On November 2, 2023, CMS announced the CY 2024 final rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. The final rule to update the ASC payment system for CY 2024 generally increases the reimbursement rates for the range of procedures provided in an ASC. The final average increase is 3.1% compared to the prior year. On November 2, 2023, CMS also issued the final Physician Fee Schedule for CY 2024. The CY 2024 Physician Fee Schedule conversion factor is $32.74, a decrease of $1.15 (or 3.4%) from the CY 2023 conversion factor of $33.89.

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

Under the ESRD QIP, CMS assesses the total performance of each facility on a set of quality measures specified per payment year and applies up to a 2% payment reduction to facilities that do not meet a minimum total performance score. In the CY 2024 final rule, CMS added measures to the ESRD QIP effective in both 2026 and 2027, including measures to screen and report for social determinants of health and a “Facility Commitment to Health Equity” reporting measure, among others. CMS also removed several measures from the QIP measure set including the “Ultrafiltration Rate” reporting measure and Standardized Fistula Rate clinical measure.

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

Laboratory tests. Spectra obtains a portion of its revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The dialysis clinics obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate designated in the capitation agreement. Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100% of the payment amounts on Medicare’s Clinical Laboratory Fee Schedule (CLFS), although payment rates are further reduced by a 2% sequestration adjustment that remains in place until further notice. As part of the federal government’s response to the COVID-19 pandemic, the 2% sequestration adjustment was temporarily suspended, but fully resumed as of July 1, 2022 as discussed above and in Item 3.D, “Key Information – Risk factors.”

PAMA required CMS to substantially revise how payment rates are determined under the CLFS. The new rates, effective January 1, 2018, were determined based on the median of rates paid by private payors for these tests in the period before the new rates took effect. The new rates are effective for most tests for a three-year period, with no updates during that period for inflation or other factors. PAMA provided that rate declines were limited to 10% in each of the first three years. The Further Continuing Appropriations and Other Extensions Act of 2024 is the latest in a series of legislation which extended the phase-in of payment reductions. There is no reduction for 2021-2024 and payment may not be reduced by more than 15% from 2025 through 2027. CMS will collect private payor data and calculate new payment rates every 3 years, which will resume after the next reporting period in 2025. Payment rates for the majority of tests paid on the CLFS were reduced under PAMA. These declines are not expected to directly affect Spectra’s principal source of revenue, payments from dialysis facilities for laboratory tests included in the ESRD PPS. We cannot predict whether Spectra may witness indirect effects in future years as the laboratory industry and its customers adjust to the new CLFS rates.

Coordination of benefits. Medicare entitlement begins for most patients at least three months after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program is generally responsible for payment.

Patients who are covered by Medicare and are also covered by an EGHP are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period, the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor for a total of 33 months, including the 3-month waiting period plus the 30-month coordination period. Any significant decreases in EGHP reimbursement rates could have material adverse effects on our provider business and, because the demand for our products is affected by provider reimbursement, on our products business.

Participation in new Medicare payment arrangements. For information on our value-based agreements and health insurance products, see “- Business Overview - Other health care services - Value and risk-based care programs,” above.

Executive order-based models. On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (HHS) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ESRD ETC model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of 30% of the Hospital Referral Regions. As of December 31, 2023, 988 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (HDPA), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (PPA) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist) rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first PPA payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% for facilities in the final PPA payment year (ending in June 2027).

On October 31, 2022, CMS finalized refinements to the ETC model, including a change to the improvement in scoring methodology and a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS also discussed its intent to publish participant-level performance data. These changes did not result in additional estimated savings to the Medicare program. At this time, our payment adjustments from the ETC model have resulted in a net positive adjustment.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (KCF) and CKCC models (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. These voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (KCE). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations such as the Company. Under the global model, the KCE is responsible for 100% of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50% of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first performance year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 20 of the KCEs during the first performance year. The CKCC model is expected to run through 2026. For the second performance year in the CKCC model, we submitted 4 additional CKCC applications (3 under the professional option and 1 under the global option) and were also included in one other CKCC application submitted by nephrologists under the global option. All 5 applications were accepted, though we notified CMS that we will not move forward with one of those applications. The accepted KCEs started assuming financial risk as of January 1, 2023. As of December 2023, approximately 53,000 patients were aligned to KCEs in which we participated.

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

Possible changes in statutes or regulations. Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. For example, ballot initiatives introduced at the state level which could further regulate clinic staffing requirements, state inspection requirements and commercial reimbursement rates. Additionally, in response to the COVID-19 pandemic, the federal and state governments have implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures include temporary waivers and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments’ enforcement priorities. Although many of these measures are designed to last only during the existence of the COVID-19 public health emergency, it is possible that some of these temporary measures could result in long term changes that could affect our business, financial condition and results of operations in a manner that is currently impossible to quantify or predict. The federal public health emergency declared by HHS as a result of the COVID-19 pandemic expired May 11, 2023 and many COVID-19 related federal measures expired along with the public health emergency. See Item 3.D, “Key Information — Risk factors,” as well as “— Health care Reform” below.

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

In the Asia-Pacific region, Universal Health Care (UHC) is at varying stages of implementation and, as such, reimbursement mechanisms may vary significantly between countries (including variances at the state, provincial or city level). Tax-based health care funding systems are mostly seen in New Zealand, Malaysia and Thailand where governments have more direct levers to manage the provision of health care. Other countries, such as Japan and South Korea, finance health care through social health insurance mandating citizens to make contributions into a pooled fund. In Taiwan, dialysis costs for all patients with ESRD are reimbursed by national health insurance, with the government covering premiums in the case of low-income citizens. Singapore has a multi-tier system with mandatory medical savings account alongside means-tested subsidies to cover catastrophic illnesses. Indonesia and India continue their effort to achieve UHC amidst system challenges.

India has a fragmented and complex payer landscape involving both government and private payors. Out-of-pocket expenses remain a large contribution of the overall health care expenditure in the country. The Pradhan Mantri National Dialysis Programme launched the Ayushman Bharat Yojana, a national health insurance scheme aimed at providing free access to health care for low-income earners, in 2018. Coverage is expanding, but payors and providers are also increasingly implementing cost containment strategies across the region to manage the rising demand for health care.

Korea has a universal national health insurance system with a fee-for-service payment scheme in place based on employee taxes, government subsidies, tobacco surcharges and other contributions. For dialysis specifically, a 9:1 ratio exists where the insurance scheme covers 90% of the dialysis costs and 10% must be paid by the patient out-of-pocket.

China has achieved UHC. With the founding of the National Healthcare Security Administration (NHSA) in 2018, the original three insurance schemes have been consolidated under the unified administration of NHSA. In 2019, the NHSA merged the insurance schemes for urban and rural residents at the national level and began applying the terminology of “basic medical insurance for urban and rural residents” as one statistical item in the NHSA annual report. However, the access gap and compensation level between urban and rural residents remain in some regions.

In the Latin America region, health care systems are funded by public payors, private payors or a combination of both. For countries such as Argentina, Brazil, Chile, Colombia, Curaçao, Ecuador, Guatemala and Peru, UHC covers ESRD for all citizens, funded by employers as well as individual compulsory contributions. In general, UHC is not yet fully implemented. Private insurers complement health care coverage, particularly in Argentina, Brazil and Colombia, and may be preferred by patients for a better quality of treatment or convenience. For those countries in Latin America in which we operate, with the exception of Chile, Curaçao, Ecuador and Peru where rates may vary depending upon payors, reimbursement rates are independent of treatment modality. Each payor (public or private) defines its own tariff, subject to a yearly revision to restore the value eroded by inflation. As a result of hyperinflation in Argentina, any recognition of increases in reimbursement due to inflation may be delayed by three months or longer. In Colombia, competition bids for lower prices without regard to adjusted tariffs and in Brazil, where public payors represent more than 80% of the share, inflation adjustments for dialysis care services are not often received.

Remuneration for ESRD treatments widely differs between countries but there are three broad types of reimbursement modalities: global budget, fee-for-service reimbursement and a bundled payment or capitation rate paid at predetermined periods. In some cases, reimbursement modalities may also vary within the same country depending on the type of health care provider (public or private). Budget allocation is a reimbursement modality used mainly for public providers in most European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee-for-service, which used to be the most common reimbursement modality for private providers in European and Asia-Pacific countries, is increasingly being replaced by periodic reimbursement bundles. These include different components of the ESRD treatment and level of payment is linked to certain quality parameters.

Additionally, in all countries, operations are increasingly subject to cost management strategies (also due to inflation) as a significant increase in logistic cost, personnel cost, raw materials and other costs are not fully reflected in reimbursement changes. Additionally, many health systems apply health technology assessments methods (a strict analysis on the entry of new products and services), which require additional data, reviews and administrative processes, all of which increase the complexity, timing and costs of obtaining reimbursement for products and services, simultaneously putting continuous downward pressure on available reimbursement. In June 2021, the EU approved the EU Health Technology Assessments Regulation which is expected to unify and further reinforce the trend. In addressing these cost containment pressures, the Company is developing more expertise in the Health Economics, Market Access and Political Affairs fields in order to respond, counteract and proactively anticipate health system funding changes that impact our business. The main aim of this development is to demonstrate that our products and services create value for patients and for those who pay for health care. The Company advocates to encourage a long-term partnership for sustainable health care financing and value-based payment programs.

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

In light of the inflationary environment and geopolitical volatility, the medical device industry is facing significant cost increases which cannot be easily transferred as price increases to health care customers that need to operate under a fixed budget. Nevertheless, reimbursement and price increases have been acknowledged and granted in some health systems already and discussions are ongoing in most countries.

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

Health care reform

In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. health care system. The ACA, enacted in 2010, contained broad health care system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government health care programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and former President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. Throughout the years of the Obama Administration, the Republicans in Congress attempted on several occasions to repeal the ACA, recognizing that any such effort would be rejected by a Presidential veto. Similarly, during the 2016 Presidential campaign, Donald Trump called for a repeal and replacement of the ACA, though no legislation to repeal the ACA has been passed. In the 2020 Presidential campaign, President Joe Biden called for further expansions of the ACA, the potential for a reduction in Medicare eligibility age, and a so-called “public option.” To date, Congress has not passed legislation under the Biden administration that would further expand the ACA.

In National Federation of Independent Business v. Sebelius, the U.S. Supreme Court affirmed the right of individual states to elect whether or not to participate in the ACA’s Medicaid expansion. As of November 2020, thirty-eight states (and the District of Columbia) elected to expand their programs. Because 12 states declined to participate, the number of uninsured individuals is greater than originally expected when the ACA was passed. We cannot predict whether additional states will agree to participate in the expansion in future years, presuming that there is no change in the current law.

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

The Trump administration initiated revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of the ACA, with or without changes in legislation. Significantly, in October 2017, the Trump administration announced that it would immediately cease paying CSR subsidies to insurers. These subsidies reduce deductibles, coinsurance and copayments for individuals and families at or below 250% of the federal poverty level. Under the law insurers are still mandated to provide lower out-of-pocket costs for low-income individuals; as a result, ending CSR payments has caused many insurers to increase premiums in the individual insurance market to offset the loss of the federal support. In its FY 2019, 2020 and 2021 budget proposals, the Trump administration altered course and requested authority to fund CSR payments. None of the FY 2019, FY 2020, or FY 2021 CSR budget proposals were ultimately included in appropriations authorized by Congress. The Biden administration’s budget request to Congress for FY 2023 included appropriations for CSR payments, although the Consolidated Appropriations Act of 2023, which will fund the federal government during FY 2023, did not include specific CSR appropriations. While the Biden administration again requested appropriations for CSR payments in its FY 2024 budget request, Congress has yet to finalize any of its FY 2024 appropriations bills as of January 2024. Insurers have challenged the previous administration’s non-payment of CSR subsidies in litigation. On April 27, 2020, the Supreme Court issued its decision in Maine Community Health Options vs. United States, in which the Supreme Court held that the government was obligated to make full risk corridor payments. On August 14, 2020 the Court of Appeals for the Federal Circuit issued decisions in two cases (Sanford Health Plan v. United States and Community Health Choice v. United States) holding that the previous administration owed CSRs to health plans in 2017 and directed the Court of Federal Claims to decide the status of payments owed in 2018 and later, a process that is ongoing. On June 21, 2021, the Supreme Court denied petitions to review the decisions of the Court of Appeals for the Federal Circuit in these cases. On January 28, 2021, President Biden issued an Executive Order on Strengthening Medicaid and the Affordable Care Act, which directs the Secretaries of the Departments of Health and Human Services, Treasury and Labor to, among other things, review and examine policies or practices that may undermine the Health Insurance Marketplace or the individual, small group, or large group markets for health insurance in the United States, policies or practices that may present unnecessary barriers to individuals and families attempting to access Medicaid or ACA coverage, and policies or practices that may reduce the affordability of coverage or financial assistance for coverage, including for dependents, and to “as soon as practicable, publish proposed rules suspending, revising or rescinding those agency actions inconsistent with the policy goal of protecting and strengthening Medicaid and the ACA and to make high-quality health care accessible and affordable for every American.” Although it is premature to predict with certainty, the Executive Order suggests a reversal of the previous administration’s position with respect to CSR payments and the promotion of other financial supports to ensure high-quality affordable coverage options.

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

On March 31, 2023, the continuous Medicaid enrollment provision of the Families First Coronavirus Response Act (FFCRA) expired. This provision allowed Medicaid beneficiaries to maintain continuous coverage during the COVID-19 pandemic without affirmatively renewing coverage each year. Since the expiration of the continuous enrollment provision of the FFCRA, a number of states have disenrolled Medicaid beneficiaries who have not elected to renew their Medicaid enrollment. These actions by states have resulted in a large number of previous Medicaid beneficiaries losing coverage.

C.	Organizational structure

The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2023. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.” For additional discussion regarding the Company’s principal subsidiaries, see note 1 a) of the notes to our audited consolidated financial statements included in this report.

D.	Property, plant and equipment

Property

The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described in note 6, “Related party transactions,” of the notes to the consolidated financial statements included in this report.

	Floor area	Currently
	(approximate	owned or	Lease
Location	square meters)	leased	expiration	Use

Suzhou, China (Changshu Plant)	117,627	leased / owned	August 2055 / December 2056	Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions

St. Wendel, Germany	113,285	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development

Ogden, Utah,U.S.	102,193	owned		Manufacture of polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development

Biebesheim / Gernsheim, Germany	65,000	leased	December 2026 / December 2028	Central distribution Europe, Asia-Pacific and Latin America

L´Arbresle, France	48,120	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding

Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers

Bogota, Colombia	37,979	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, intravenous solutions, empty Biofine bags

Waltham, Massachusetts,U.S.	36,473	leased	April 2029	Corporate headquarters and administration - U.S.

Enstek, Malaysia	28,778	owned		Manufacture of peritoneal dialysis solutions and hemodialysis concentrate

Fukuoka, Japan (Buzen Plant)	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers

Knoxville, Tennessee,U.S.	27,637	owned		Manufacture of peritoneal dialysis solutions

Palazzo Pignano, Italy	27,435	owned		Manufacture of bloodlines and tubing, office

São Paulo, Brazil	24,755	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and warehouse

Guadalajara, México	24,234	owned		Manufacture of saline, sodium citrate and liquid acids

Oita, Japan (Inukai Plant)	24,084	owned		Manufacture of fiber bundles

Bad Homburg, Germany	23,441	leased	December 2026 /December 2029	Corporate headquarters and administration

Antalya,Turkiye	23,181	leased	December 2024 / December 2037	Manufacture of bloodlines, warehousing and sterilization plant

Tijuana, Mexico	22,126	leased	May 2024 / September 2026	Manufacturing of NxStage System One equipment and related disposables

Southaven, Mississippi,U.S.	19,666	leased	November 2040	Clinical laboratory testing and administration

Rockleigh, New Jersey,U.S.	17,742	leased	December 2028	Clinical laboratory testing and administration

Concord, California,U.S.	17,586	leased	June 2028	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space

Reynosa, Mexico	15,746	leased	October 2027	Manufacture of bloodlines

Vrsac, Serbia	15,365	owned		Administration, production and warehouse building

Bad Homburg (OE), Germany	10,300	leased / owned	December 2026	Manufacture of hemodialysis concentrate solutions / technical services / logistics services

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

For information regarding our capital expenditures, see “Item 4.B. Business Overview – Capital Expenditures.”

Item 4A. Unresolved staff comments

Not applicable

Item 5.Operating and financial review and prospects

You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competition and financial condition include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of management concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled “Introduction - Forward-looking statements.” See also Item 3.D, “Key Information – Risk factors.”

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

The Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in euro based upon IFRS Accounting Standards and other measures, as described below.

The key performance indicators used for internal management are identical in the individual operating segments. Each operating segment is evaluated based on target figures that reflect the revenue and expenses they control. For a discussion of items that we believe are within or are outside of operating segment control, see “II. Financial condition and results of operations — Company Structure,” below).

Certain of the following financial measures and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS Accounting Standards (Non-IFRS Measures). We believe this information, along with comparable IFRS® Accounting Standards financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS Accounting Standards.

Our presentation of some financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FME AG (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates in our publications to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

The primary key performance indicators are presented both in accordance with IFRS Accounting Standards and at Constant Currency. Each of these indicators presented at Constant Currency is considered a non-IFRS measure. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets.

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FME AG and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FME AG and other items prepared in accordance with IFRS Accounting Standards, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FME AG and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FME AG and other items prepared in accordance with IFRS Accounting Standards. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS Accounting Standards measures such as revenue, operating income, net income attributable to shareholders of FME AG and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

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

Secondary financial performance indicators

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS Accounting Standards financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2023	2023	2023	2023	2023	2022
Total assets	33,930	35,635	34,960	35,501	35,754
Plus: Cumulative goodwill amortization and impairment loss	629	703	644	640	645
Minus: Cash and cash equivalents(1)	(1,427)	(1,574)	(1,363)	(1,224)	(1,274)
Minus: Loans to related parties	—	—	—	—	(1)
Minus: Deferred tax assets(1)	(292)	(304)	(314)	(307)	(313)
Minus: Accounts payable to unrelated parties(1)	(775)	(762)	(721)	(822)	(813)
Minus: Accounts payable to related parties	(123)	(119)	(140)	(111)	(138)
Minus: Provisions and other current liabilities(2)	(2,936)	(3,235)	(3,018)	(3,007)	(3,008)
Minus: Income tax liabilities	(231)	(263)	(230)	(215)	(171)
Invested capital	28,775	30,081	29,818	30,455	30,681

Average invested capital as of December 31, 2023	29,962
Operating income	1,369
Income tax expense(3)	(508)
NOPAT	861

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2023	2023	2023(4)	2023(4)	2023(4)	2022(4)
Total assets	—	(370)	(361)	(361)	(368)
Minus: Cash and cash equivalents	—	20	20	20	20
Minus: Accounts payable to unrelated parties	—	5	5	5	5
Minus: Provisions and other current liabilities(2)	—	16	16	16	16
Invested capital	—	(329)	(320)	(320)	(327)

Adjustment to average invested capital as of December 31, 2023	(259)
Adjustment to operating income(4)	(32)
Adjustment to income tax expense(4)	12
Adjustment to NOPAT	(20)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2023	2023	2023(4)	2023(4)	2023(4)	2022(4)
Total assets	33,930	35,265	34,599	35,140	35,386
Plus: Cumulative goodwill amortization and impairment loss	629	703	644	640	645
Minus: Cash and cash equivalents(1)	(1,427)	(1,554)	(1,343)	(1,204)	(1,254)
Minus: Loans to related parties	—	—	—	—	(1)
Minus: Deferred tax assets(1)	(292)	(304)	(314)	(307)	(313)
Minus: Accounts payable to unrelated parties(1)	(775)	(757)	(716)	(817)	(808)
Minus: Accounts payable to related parties	(123)	(119)	(140)	(111)	(138)
Minus: Provisions and other current liabilities(2)	(2,936)	(3,219)	(3,002)	(2,991)	(2,992)
Minus: Income tax liabilities	(231)	(263)	(230)	(215)	(171)
Invested capital	28,775	29,752	29,498	30,135	30,354

Average invested capital as of December 31, 2023	29,703
Operating income(4)	1,337
Income tax expense(3), (4)	(496)
NOPAT	841

ROIC in %	2.8

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022	2022	2022	2021
Total assets	35,754	38,406	36,070	34,724	34,367
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,025)	(1,173)	(1,482)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(837)	(790)	(736)
Minus: Accounts payable to related parties	(138)	(103)	(124)	(92)	(141)
Minus: Provisions and other current liabilities(2)	(3,008)	(3,488)	(3,222)	(3,188)	(3,319)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,681	32,999	31,009	29,625	28,797

Average invested capital as of December 31, 2022	30,622
Operating income	1,512
Income tax expense(3)	(487)
NOPAT	1,025

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(4)	2022(4)	2022(4)	2021(4)
Total assets	—	—	576	539	528
Minus: Cash and cash equivalents	—	—	(55)	(52)	(51)
Minus: Accounts payable to unrelated parties	—	—	(9)	(8)	(8)
Minus: Provisions and other current liabilities(2)	—	—	(4)	(4)	(3)
Invested capital	—	—	508	475	466

Adjustment to average invested capital as of December 31, 2022	290
Adjustment to operating income(4)	(25)
Adjustment to income tax expense(4)	8
Adjustment to NOPAT	(17)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2022	2022	2022(4)	2022(4)	2022(4)	2021(4)
Total assets	35,754	38,406	36,646	35,263	34,895
Plus: Cumulative goodwill amortization and impairment loss	645	699	665	641	612
Minus: Cash and cash equivalents	(1,274)	(1,114)	(1,080)	(1,225)	(1,533)
Minus: Loans to related parties	(1)	(3)	(1)	(4)	(15)
Minus: Deferred tax assets	(313)	(328)	(310)	(299)	(315)
Minus: Accounts payable to unrelated parties	(813)	(828)	(846)	(798)	(744)
Minus: Accounts payable to related parties	(138)	(103)	(124)	(92)	(141)
Minus: Provisions and other current liabilities(2)	(3,008)	(3,488)	(3,226)	(3,192)	(3,322)
Minus: Income tax liabilities	(171)	(242)	(207)	(194)	(174)
Invested capital	30,681	32,999	31,517	30,100	29,263

Average invested capital as of December 31, 2022	30,912
Operating income(4)	1,487
Income tax expense(3), (4)	(479)
NOPAT	1,008
ROIC in %	3.3
(1)	Includes amounts related to assets, and associated liabilities, classified as held for sale (see note 4 of the notes to the consolidated financial statements included in this report).
(2)

Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(3)	Adjusted for noncontrolling partnership interests.
(4)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

Operating income margin

Operating income margin represents the ratio of operating income to revenue. We believe operating income margin shows the profitability of each of our operating segments and our company on a consolidated basis.

Net income and net income growth

As net income represents the profitability of our business after all costs including operating costs, interest income and expense, taxes and the impacts of noncontrolling interests in our subsidiaries, this metric shows our profit for the period after taking into account all aspects of our business. On a consolidated level, we also use percentage growth in net income (net income attributable to shareholders of FME AG) at Constant Currency as an additional performance indicator used for internal management. Net income and net income growth are also benchmarked based on movement at Constant Exchange Rates (Non-IFRS Measures).

Basic earnings per share growth

Percentage growth in basic earnings per share at Constant Currency (Non-IFRS Measure) is a performance indicator to evaluate our profitability. This indicator helps to manage our overall performance. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted-average number of outstanding shares over the course of the year.

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

For a reconciliation of cash flow performance indicators for the years ended 2023, 2022 and 2021 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “Item 5. Operating and financial review and prospects — IV. Financial position — Sources of liquidity.”

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

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA, which we define as EBITDA adjusted for:

●	the effects of acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in our Syndicated Credit Facility (See note 17 of the notes to the consolidated financial statements included in this report),
●	non-cash charges,
●	impairment loss (including any impairment losses associated with the FME25 Program and Legacy Portfolio Optimization, as defined below), and
●	special items, including:
i.	costs related to our FME25 Program,

ii.	the impact from the initial application of hyperinflationary accounting under IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in Turkiye (Hyperinflation in Turkiye),
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
v.	bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War (Impacts Related to the War in Ukraine). Although to date the Ukraine War has had minimal impact on our impairment testing of goodwill, as we continue to treat patients and provide health care products to our clinics in those countries, receive reimbursements and generate cash flows, it has had an impact on the valuation of certain assets and receivables as a result of the ongoing hostilities,
vi.	certain costs associated with the Conversion, primarily related to the requisite relabeling of our products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs), and
vii.	impacts from strategic divestitures identified during our Legacy Portfolio Optimization review. During the year ended December 31, 2023, these impacts mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023 (see note 4 of the notes to the consolidated financial statements included in this report).

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

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS Accounting Standards or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of December 31, 2023 and 2022, see “Item 5. Operating and financial review and prospects — IV. Financial position — Financing strategy.”

II.	Financial condition and results of operations

Overview

We are the world’s leading provider of products and services for individuals with renal diseases based on publicly reported revenue and number of patients treated. We provide dialysis and related services for individuals with renal diseases as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €81 billion in 2023 (€83 billion in 2022). Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

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

Company structure

In our new operating model, the term Care Enablement refers to our Care Enablement operating segment, which includes R&D, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The term Care Delivery refers to the Care Delivery operating segment, which is primarily engaged in providing services for the treatment of CKD, ESRD and other extracorporeal therapies, including value and risk-based care programs, and also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in our clinics to provide health care services to our patients. Our Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, we allocate costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as we believe that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities as well as global internal audit, are not allocated to a segment but are accounted for as Corporate. Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are also reported separately as Corporate. We commenced reporting reflecting our new global operating model effective January 1, 2023. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. See note 29 of the notes to the consolidated financial statements included in this report for a further discussion on our operating segments.

Significant U.S. reimbursement matters

The majority of health care services we provide are paid for by governmental institutions. For the year ended December 31, 2023, approximately 25% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD PPS, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” (temporarily suspended from May 1, 2020 through March 31, 2022 as part of the U.S. government’s efforts to address the COVID-19 pandemic, after which time a 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester resumed on July 1, 2022) and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under PAMA. See detailed discussions on these and further legislative developments in “Reimbursement” in Item 4.B above, “Information on the Company — B. Business overview” as well as in Item 3.D, “Key information — Risk factors” for further information regarding the suspension of sequestration.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in reimbursement under Medicare, commercial insurance or Medicare Advantage plans, or in patient access to commercial insurance or Medicare Advantage plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. In addition, the United States Supreme Court’s recent Marietta ruling will make it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes commercial insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. The Marietta ruling could also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition and results of operations. In December 2023, a bipartisan group of six members of the House reintroduced the Restore Protections for Dialysis Patients Act (H.R. 6860), which would address the Marietta decision. The bill includes updated language which would restore the understanding of the Medicare Secondary Payer Act prior to the Marietta decision and ensure that patients cannot be discriminated against because of their need for dialysis. As Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations in 2024 and beyond. There can be no assurance that this proposal or any other legislation to address the Marietta decision will be enacted. For additional information regarding these regulatory matters, See Item 3.D, “Key information — Risk factors,” and Item 4.B, “Information on the Company — B. Business Overview — Regulatory and Legal Matters — Health care Reform” and “— Reimbursement — Potential changes impacting our private payors in the U.S.,” above.

Participation in new Medicare payment arrangements

We also participate (or have participated) in the programs, initiatives and arrangements, each with the specific reimbursement models described in Item 4.B, “Information on the Company — B. Business overview — Other health care services — Value and risk-based care programs” and “ — Reimbursement — Executive-order based models” above.

III.	Results of operations, financial position and net assets

Highlights

The following items represent notable impacts or trends in our business and/or industry for the year ended December 31, 2023:

Deconsolidation and Conversion

At our EGM held on July 14, 2023, our shareholders approved the Conversion which occurred upon the registration of the Conversion with the competent commercial register on November 30, 2023. On this date, Management AG exited the Company and Fresenius SE ceased to control (as defined by IFRS 10) the Company.

Legacy Portfolio Optimization

As noted above, we are reviewing our business portfolio, specifically with a view to exiting unsustainable markets and non-core businesses and the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. During the year ended December 31, 2023, the impacts from Legacy Portfolio Optimization mainly comprise the items described in “— I. Performance management system — Financial performance indicators — Secondary performance indicators — Net leverage ratio (Non-IFRS Measure),” above (see note 4 of the notes to consolidated financial statements included in this report).

Overall, the impacts from Legacy Portfolio Optimization resulted in a negative effect on operating income of €204 M for the year ended December 31, 2023.

Inflation, higher energy prices and raw material costs

The macroeconomic environment remains challenging, but energy prices have stabilized at a high level and there are increasing signs that the commodities market, the general inflationary environment and the U.S. labor market are also stabilizing, though inflation related to wages continues to be a headwind in the upcoming year.

FME25 Program

Effective as of January 1, 2023, we commenced reporting reflecting our new global operating model in which we reorganized our business into two global operating segments. External reporting was adjusted accordingly. For further information see, notes 1 and 29 included in this report.

Overall, the costs related to the FME25 Program resulted in a negative impact to operating income of €153 M for the year ended December 31, 2023, (€204 M for the year ended December 31, 2022). For the year ended December 31, 2023, recurring savings related to the FME25 Program were €346 M (€131 M for the year ended December 31, 2022).

In the discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022 below, the effects of the costs and savings related to the FME25 Program are presented on a net basis.

Tricare Settlement

We filed a complaint against the U.S. Department of Defense in 2019 which sought to recover amounts owed to us under the Tricare program for services on or before January 11, 2023 (for further information on this complaint, see note 25 of the notes to the consolidated financial statements included in this report). On November 21, 2023, we entered into a settlement agreement with the U.S. government which resolved the dispute underlying the complaint and concluded the litigation (Tricare Settlement). As a consequence of the settlement agreement, both revenue and operating income were positively impacted in the amount of €191 M and €181 M for the year ended December 31, 2023.

Other Trends

During 2022, we faced significant challenges in the labor market, particularly in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs. We have seen a stabilization of both the labor market and the inflationary environment. Additionally, while overall treatments decreased slightly for the year ended December 31, 2023 compared to the year ended December 31, 2022 as the annualization effect of COVID-19-related excess mortality continues to impact growth and divestitures in connection with Legacy Portfolio Optimization and the FME25 Program had a negative impact on overall treatment numbers, 2023 evidenced a trend towards improving treatment volumes globally, with sequentially stable underlying treatment volumes in the U.S., which were negatively affected by the cancellation of less profitable acute care contracts contributing a 0.5% decline in Same Market Treatment Growth (as defined below) for year ended December 31, 2023, as indicated in the discussion of our consolidated revenue and operating segment results and in the tables under “Key Performance Indicators,” below.

The following sections summarize our consolidated results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. As a significant portion of our operations are derived from our businesses in the U.S., the development of the euro against the U.S. dollar can have a material impact on our results of operations, financial position and net assets and the impacts of foreign currency transaction and translation effects are included in the discussion of our key and secondary performance indicators below.

Year ended December 31, 2023 compared to year ended December 31, 2022

Results of operations
in € M
			Change in %
				Currency
				translation	Constant
	2023	2022	As reported	effects	Currency(1)
Revenue	19,454	19,398	0	(5)	5
Costs of revenue	(14,529)	(14,504)	0	6	6
Selling, general and administrative costs	(3,196)	(3,170)	1	4	5
Research and development	(232)	(229)	1	2	3
Income from equity method investees	122	67	83	0	83
Other operating income(2)	515	550	(6)	(13)	7
Other operating expense(2)	(765)	(748)	2	20	22

Remeasurement Gain from Interwell Health	—	148
Operating income	1,369	1,512	(9)	(2)	(7)
Operating income margin	7.0	7.8
Interest income	88	68	30	(21)	51
Interest expense	(424)	(360)	18	5	23
Income tax expense	(301)	(325)	(8)	3	(5)
Net income	732	895	(18)	(2)	(16)
Net income attributable to noncontrolling interests	(233)	(222)	6	2	8
Net income attributable to shareholders of FME AG	499	673	(26)	(2)	(24)
Basic and diluted earnings per share in €	1.70	2.30	(26)	(2)	(24)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.
(2)

For further information regarding the revised presentation of other operating income and other operating expense, see note 1 and note 5 f) of the notes to the consolidated financial statements included in this report.

Key Performance Indicators

The following discussions include our two operating and reportable segments and the measures we use to manage these segments. Due to the change in our operating structure as of January 1, 2023, as mentioned above, we have restated the financial information for 2022 for our operating segments in order to conform to the current year’s presentation. For further information, see note 1 and note 29 of the notes to the consolidated financial statements included in this report.

Revenue
in € M, except dialysis treatment, patient and clinic data
			Change in %
				Currency			Same Market
				translation	Constant	Organic	Treatment
	2023	2022	As reported	effects	Currency(1)	growth	Growth(2)
Revenue	19,454	19,398	0	(5)	5	4
Care Delivery segment	15,578	15,593	0	(5)	5	3	0.3
Thereof: U.S.	12,665	12,575	1	(2)	3	3	(0.3)
Thereof: International	2,913	3,018	(4)	(16)	12	7	1.4
Care Enablement segment	5,345	5,353	0	(5)	5	4
Inter-segment eliminations	(1,469)	(1,548)	(5)	5	0
Dialysis treatments	51,654,540	52,310,131	(1)
Patients	332,548	344,687	(4)
Clinics	3,925	4,116	(5)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.
(2)

Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

Consolidated

Revenue remained stable as compared to the year ended December 31, 2022 as organic growth in both Care Delivery and Care Enablement and the impact related to the Tricare Settlement in the amount of €191 M were offset by a negative impact from foreign currency translation.

Care Delivery

Care Delivery revenue remained stable as compared to the year ended December 31, 2022 as an increase in organic growth, the impact related to the Tricare Settlement in the amount of €191 M and a positive, hyperinflation-driven impact associated with closed or sold clinics related to revenues prior to divestiture. These effects were offset by a negative impact from foreign currency translation. As of December 31, 2023, the number of patients treated in dialysis clinics that we own or operate in Care Delivery decreased as compared to December 31, 2022, primarily driven by divestitures in connection with our Legacy Portfolio Optimization plan. Treatments in our Care Delivery segment decreased as compared to the year ended December 31, 2022, mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization). During the year ended December 31, 2023, we opened 24 dialysis clinics and combined, closed or sold 215 clinics.

U.S.

In the U.S., the increase in revenue was driven by an increase in organic growth which was supported by a favorable impact from our value and risk-based care programs, including integration and investment costs, (Value and Risk-Based Care Programs), reimbursement rate increases and a favorable payor mix as well as the impact related to the Tricare Settlement in the amount of €191 M, partially offset by a negative impact from foreign currency translation and the effect of closed or sold clinics. Organic growth in the U.S. was supported by reimbursement rate increases in 2023, partially offset by the prior year impact of the reconciliation of revenues for the final performance year of our ESRD Seamless Care Organizations (ESCOs). In the U.S., 205,308 patients (December 31, 2022: 206,033) were treated in dialysis clinics that we own or operate. Treatments remained relatively stable at 31,210,375 for the year ended December 31, 2023 as compared to 31,361,555 for the year ended December 31, 2022, primarily as Same Market Treatment Growth was limited by the cancellation of less profitable acute care contracts. We owned or operated 2,615 dialysis clinics in the U.S. at December 31, 2023 as compared to 2,671 dialysis clinics at December 31, 2022. During the year ended December 31, 2023, we opened 15 dialysis clinics and combined, closed or sold 71 clinics.

International

In our operations outside the U.S. (International), the decrease in revenue was driven by a negative impact from foreign currency translation, partially offset by an increase in organic growth and a positive, hyperinflation-driven impact associated with closed or sold clinics related to revenues prior to divestiture. There were 127,240 patients, a decrease of 8% (December 31, 2022: 138,654) treated in dialysis clinics that we own or operate in International, primarily driven by divestitures in connection with our Legacy Portfolio Optimization plan. Treatments in International decreased by 2% to 20,444,165 for the year ended December 31, 2023 as compared to 20,948,576 for the year ended December 31, 2022 driven by the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth. We owned or operated 1,310 dialysis clinics in International at December 31, 2023 as compared to 1,445 dialysis clinics at December 31, 2022. During the year ended December 31, 2023, we opened 9 dialysis clinics and combined, closed or sold 144 clinics.

Care Enablement

Care Enablement revenue remained stable as compared to the year ended December 31, 2022 as a negative impact from foreign currency translation was offset by increased sales of in-center disposables, machines for chronic treatment, home hemodialysis products, critical care products (including products for acute care treatments and acute cardiopulmonary products) and renal pharmaceuticals. The development of Care Enablement revenue reflected increased average sales prices for our products as well as an increased demand for our products in certain countries.

Operating income (loss)
in € M
			Change in %
				Currency
				translation	Constant
	2023	2022	As reported	effects	Currency(1)
Operating income (loss)	1,369	1,512	(9)	(2)	(7)
Care Delivery segment	1,516	1,686	(10)	(2)	(8)
Care Enablement segment	(67)	(30)	123	0	123
Inter-segment eliminations	(13)	0	n.a.		n.a.
Corporate	(67)	(144)	(54)	(2)	(52)
Operating income (loss) margin	7.0	7.8
Care Delivery segment	9.7	10.8
Care Enablement segment	(1.2)	(0.6)

(1)For further information on Constant Exchange Rates, see “I. Performance management system” above.

Consolidated

The decrease in our operating income was largely driven by the absence, in 2023, of i) government relief funding available for health care providers affected by the COVID-19 pandemic (including the partial suspension of U.S. Sequestration in 2022), ii) the prior year Net Gain Related to InterWell Health, and iii) the prior year impact from the reconciliation of revenues recorded for the final performance year of our ESCOs as well as the impacts from Legacy Portfolio Optimization and other divestitures, inflationary cost increases, unfavorable foreign currency transaction effects, a negative impact from Value and Risk-Based Care Programs, higher expense related to performance-based compensation plans, lower consent payments attributable to certain pharmaceuticals, Legal Form Conversion Costs and a negative impact from foreign currency translation effects. The decrease was partially offset by a favorable impact from business growth, net savings associated with the FME25 Program, the Tricare Settlement, a favorable impact from the Humacyte Investment Remeasurement and lower personnel expense resulting from improved labor productivity. The effect of the Tricare Settlement was €181 M in additional operating income for the year ended December 31, 2023.

Further information regarding the specific drivers of our segment results are detailed below:

Care Delivery

The decrease in Care Delivery operating income primarily related to the absence, in 2023, of i) government relief funding available for health care providers affected by the COVID-19 pandemic (including the partial suspension of U.S. Sequestration in 2022), ii) the prior year Net Gain Related to InterWell Health, and iii) the prior year impact from the reconciliation of revenues recorded for the final performance year of our ESCOs as well as the impacts from Legacy Portfolio Optimization and other divestitures, a negative impact from Value and Risk-Based Care Programs, inflationary cost increases, higher expense related to performance-based compensation plans, lower consent payments attributable to certain pharmaceuticals and a negative impact from foreign currency translation effects. The decrease was partially offset by the Tricare Settlement, a favorable impact from business growth, net savings from the FME25 Program and lower personnel expense resulting from improved labor productivity. The effect of the Tricare Settlement was €181 M in additional operating income for the year ended December 31, 2023.

Care Enablement

For the year ended December 31, 2023, the operating loss recorded by Care Enablement increased as compared to the year ended December 31, 2022, primarily due to inflationary cost increases, Legacy Portfolio Optimization and unfavorable foreign currency transaction effects, partially offset by a favorable impact from business growth (due to both volume and price impacts) and net savings from the FME25 Program.

Secondary performance indicators and other contributors to profit and loss

Costs of revenue remained relatively stable as compared to the year ended December 31, 2022 as a negative impact from Value and Risk-Based Care Programs, higher costs associated with business growth, the absence, in 2023, of government relief funding available for health care providers affected by the COVID-19 pandemic, inflationary cost increases, unfavorable foreign currency transaction effects and various other smaller impacts were partially offset by a positive impact from foreign currency translation effects, net savings from the FME25 Program and lower personnel expense resulting from improved labor productivity.

Selling, general and administrative (SG&A) expense increased for the year ended December 31, 2023 as compared to the prior year comparable period, primarily due to higher expense related to performance-based compensation plans, a negative impact from Value and Risk-Based Care Programs, higher costs associated with business growth and inflationary cost increases, partially offset by a positive impact from foreign currency translation effects and net savings from the FME25 Program.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The decrease in other operating income was primarily driven by lower consent payments attributable to certain pharmaceuticals, lower foreign exchange gains and a negative impact from foreign currency translation, partially offset by a favorable impact from Legacy Portfolio Optimization and other divestitures.

The increase in other operating expense was primarily driven by the impacts from Legacy Portfolio Optimization and Legal Form Conversion Costs, partially offset by a favorable impact from the Humacyte Investment Remeasurement, the absence, in 2023, of certain costs related to the InterWell Health business combination (InterWell Health Costs) (see note 5 f) of the notes to the consolidated financial statements included in this report), lower expenses related to the FME25 Program, lower foreign exchange losses and a positive impact from foreign currency translation.

For the year ended December 31, 2022, we recorded a remeasurement gain of our prior at-equity investment in InterWell Health LLC in the amount of €148 M which did not reoccur during the year ended December 31, 2023. For further information regarding the InterWell Health business combination, see note 3 of the notes to the consolidated financial statements included in this report.

Net interest expense increased by 15% to €336 M from €292 M, primarily due to refinancing activities (including increases of interest rates of several instruments), unfavorable effects from foreign currency swaps and a prior year release of interest accruals related to tax treatments, partially offset by higher interest income related to certain investments, debt securities and bank deposits.

The effective tax rate increased to 29.1% from 26.7% for the same period of 2022 largely driven by a negative impact from Value and Risk-Based Care Programs and higher tax provisions related to tax law changes.

The increase in net income attributable to noncontrolling interests was primarily due to higher earnings in entities in which we have less than 100% ownership, partially offset by a favorable impact from Legacy Portfolio Optimization and a positive impact from foreign currency translation.

The decrease in net income attributable to shareholders of FME AG was as a result of the combined effects of the items discussed above. The effect of the Tricare Settlement was €110 M in additional net income attributable to shareholders of FME AG for the year ended December 31, 2023.

Basic earnings per share decreased primarily due to the decrease in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period increased to 293.4 M in 2023 (2022: 293.2 M) due to the exercise of stock options during the first half of 2022.

We employed 119,845 people (total headcount) as of December 31, 2023 (December 31, 2022: 128,044). This 6% decrease was largely due to the divestiture of certain businesses, including NCP and our service businesses in Argentina and Hungary, in connection with the Legacy Portfolio Optimization program and the FME25 Program as well as lower production activities (partly as a result of the FME25 Program).

Year ended December 31, 2022 compared to year ended December 31, 2021

Results of operations
in € M
			Change in %
				Currency
				translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue	19,398	17,619	10	8	2
Costs of revenue	(14,504)	(12,846)	13	(9)	4
Selling, general and administrative costs	(3,170)	(2,773)	14	(7)	7
Research and development	(229)	(221)	4	(6)	(2)
Income from equity method investees	67	92	(28)	0	(28)
Other operating income(2)	550	568	(3)	(1)	(2)
Other operating expense(2)	(748)	(587)	27	2	29

Remeasurement Gain from Interwell Health	148	—
Operating income	1,512	1,852	(18)	7	(25)
Operating income margin	7.8	10.5
Interest income	68	73	(8)	(1)	(7)
Interest expense	(360)	(353)	2	(8)	(6)
Income tax expense	(325)	(353)	(8)	(5)	(13)
Net income	895	1,219	(27)	6	(33)
Net income attributable to noncontrolling interests	(222)	(250)	(12)	(9)	(21)
Net income attributable to shareholders of FME AG	673	969	(31)	6	(37)
Basic and diluted earnings per share in €	2.30	3.31	(31)	6	(37)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.
(2)

For further information regarding the revised presentation of other operating income and other operating expense, see note 1 and note 5 d) of the notes to the consolidated financial statements included in this report.

Key Performance Indicators

The following discussions include our two operating and reportable segments and the measures we use to manage these segments. Due to the change in our operating structure as of January 1, 2023, as mentioned above, we have restated the financial information for 2022 and 2021 for our operating segments in order to conform to the current year’s presentation. For further information, see note 1 and note 29 of the notes to the consolidated financial statements included in this report.

Revenue
in € M, except dialysis treatment, patient and clinic data
			Change in %
							Same
				Currency			Market
				translation	Constant	Organic	Treatment
	2022	2021	As reported	effects	Currency(1)	growth	Growth(2)

Revenue	19,398	17,619	10	8	2	2
Care Delivery segment	15,593	14,031	11	9	2	1	(1.4)
Thereof: U.S.	12,575	11,210	12	12	0	(1)	(2.2)
Thereof: International	3,018	2,821	7	(4)	11	11	(0.1)
Care Enablement segment	5,353	5,086	5	5	0	0
Inter-segment eliminations	(1,548)	(1,498)	3	7	(4)
Dialysis treatments	52,310,131	52,871,887	(1)
Patients	344,687	345,425	0
Clinics	4,116	4,171	(1)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.
(2)

Same market treatment growth represents growth, in percent, in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

Consolidated

The increase in revenue as compared to the year ended December 31, 2021 was driven by a positive impact from foreign currency translation, organic growth in both Care Delivery and Care Enablement (including the effects of hyperinflation) despite impacts from excess mortality rates among patients due to COVID-19 and contributions from acquisitions, partially offset by the effect of closed or sold clinics.

Care Delivery

The increase in Care Delivery revenue was driven by a positive impact from foreign currency translation, an increase in organic growth despite impacts from excess mortality rates among patients due to COVID-19 and contributions from acquisitions. As of December 31, 2022, the number of patients treated in dialysis clinics that we own or operate in Care Delivery remained relatively stable as compared to December 31, 2021. Treatments in our Care Delivery segment decreased as compared to the year ended December 31, 2021, driven by negative Same Market Treatment Growth and the effect of closed or sold clinics, partially offset by contributions from acquisitions. Excess mortality rates among our patients due to COVID-19 contributed significantly to the decreases in treatments and Same Market Treatment Growth and had a negative impact on the number of patients we treated. During the year ended December 31, 2022, we acquired 11 dialysis clinics, opened 41 clinics and combined, closed or sold 107 clinics.

U.S.

In the U.S., the increase in revenue was driven by a positive impact from foreign currency translation and contributions from acquisitions, partially offset by a decrease in organic growth which was significantly impacted by excess mortality rates among patients due to COVID-19. In the U.S., 206,033 patients (December 31, 2021: 206,008) were treated in dialysis clinics that we own or operate. Treatments decreased by 2% to 31,361,555 for the year ended December 31, 2022 as compared to 31,854,828 for the year ended December 31, 2021 driven by negative Same Market Treatment Growth and a decrease in dialysis days, partially offset by contributions from acquisitions. Excess mortality rates among our patients due to COVID-19 contributed significantly to the decreases in treatments and Same Market Treatment Growth and had a negative impact on the number of patients we treated. We owned or operated 2,671 dialysis clinics in the U.S. at December 31, 2022 as compared to 2,683 dialysis clinics at December 31, 2021. During the year ended December 31, 2022, we acquired 5 dialysis clinics, opened 22 clinics and combined, closed or sold 39 clinics.

International

In our operations outside the U.S. (International), the increase in revenue was driven by an increase in organic growth (including significant effects from hyperinflation) and contributions from acquisitions, partially offset by a negative impact from foreign currency translation and the effect of closed or sold clinics. There were 138,654 patients, a decrease of 1% (December 31, 2021: 139,417) treated in dialysis clinics that we own or operate in International. Treatments in International remained relatively stable at 20,948,576 for the year ended December 31, 2022 as compared to 21,017,059 for the year ended December 31, 2021 as the effect of closed or sold clinics was offset by contributions from acquisitions. We owned or operated 1,445 dialysis clinics in International at December 31, 2022 as compared to 1,488 dialysis clinics at December 31, 2021. During the year ended December 31, 2022, we acquired 6 dialysis clinics, opened 19 clinics and combined, closed or sold 68 clinics.

Care Enablement

Care Enablement revenue increased as compared to the year ended December 31, 2021 driven by a positive impact from foreign currency translation, higher sales of in-center disposables and renal pharmaceuticals, partially offset by lower sales of machines for chronic treatment (including the effect of a temporary pause in shipping of new dialysis machines in the U.S. and acute cardiopulmonary products.

Operating income
in € M
			Change in %
				Currency
				translation	Constant
	2022	2021	As reported	effects	Currency(1)
Operating income	1,512	1,852	(18)	7	(25)
Care Delivery segment	1,686	1,643	3	11	(8)
Care Enablement segment	(30)	315	n.a.	n.a.	n.a.
Inter-segment eliminations	0	7	n.a.	n.a.	n.a.
Corporate	(144)	(113)	29	15	14
Operating income margin	7.8	10.5
Care Delivery segment	10.8	11.7
Care Enablement segment	(0.6)	6.2
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Consolidated

The decrease in our operating income was largely driven by higher personnel expense, inflationary and supply chain cost increases, InterWell Health Costs (see note 5 f) of the notes to the consolidated financial statements included in this report), an unfavorable impact from excess mortality rates among our patients due to COVID-19, higher expense related to legal provisions and an unfavorable impact from the remeasurement of investments (primarily driven by the Humacyte Investment Remeasurement). The decrease was partially offset by government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, a positive impact from business growth. the InterWell Health remeasurement gain, a positive impact from foreign currency translation and increased income attributable to a consent agreement on certain pharmaceuticals. Challenges in the labor market, in particular in the U.S., impacted growth and, when combined with the uncertainty in the macroeconomic environment, had a materially adverse effect on our results of operations in 2022. Further information regarding the specific drivers of our segment results are detailed below:

Care Delivery

The increase in Care Delivery operating income primarily related to a favorable impact from business growth, government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, a positive impact from foreign currency translation and the Net Gain Related to InterWell Health, partially offset by higher personnel expense, inflationary and supply chain cost increases, InterWell Health Costs (see note 5 f) of the notes to the consolidated financial statements included in this report) and an unfavorable impact from excess mortality rates among our patients due to COVID-19. As noted above, we experienced significant challenges in the labor market, in particular in the U.S., which impacted growth and, when combined with the current uncertainty in the macroeconomic environment, had a materially adverse effect on our results of operations in 2022.

Care Enablement

For the year ended December 31, 2022, Care Enablement recorded an operating loss as compared to operating income for the year ended December 31, 2021 primarily driven by inflationary and supply chain cost increases (including the effects of hyperinflation), a negative impact from business growth, increased legal expenses and a negative impact from foreign currency translation.

Secondary performance indicators and other contributors to profit and loss

The increase in costs of revenue was primarily driven by a negative impact from foreign currency translation effects, higher personnel expense, higher costs associated with business growth as well as inflationary and supply chain cost increases, partially offset by a favorable impact from COVID-19 including government relief funding available for health care providers affected by the pandemic, which offset certain eligible costs, an unfavorable impact from foreign currency transaction effects and net savings related to the FME25 Program.

SG&A expense increased for the year ended December 31, 2022 as compared to 2021, primarily driven by a negative impact from foreign currency translation, higher expense related to legal provisions, inflationary and supply chain cost increases and higher personnel expense, partially offset by lower expense related to share-based compensation plans and government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs.

The increase in R&D expense was largely driven by higher amortization of capitalized development costs, R&D activities at NxStage and a negative impact from foreign currency translation, partially offset by lower costs for in-center and critical care program development.

The decrease in income from equity method investees was primarily driven by lower earnings from VFMCRP.

The decrease in other operating income was primarily driven by lower foreign exchange gains, partially offset by higher earnings from a consent payment attributable to certain pharmaceuticals.

The increase in other operating expense was primarily driven by certain InterWell Health Costs as well as impairment losses and other expenses in connection with the FME25 Program.

We recorded a remeasurement gain of our prior at-equity investment in InterWell Health LLC in the amount of €148 M (December 31, 2021: €0). For further information regarding the InterWell Health business combination, see note 3 of the notes to the consolidated financial statements included in this report.

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

The decrease in net income attributable to noncontrolling interests was primarily due to lower earnings in entities in which we have less than 100% ownership, a favorable prior year effect from amounts received in 2021 under the U.S. HHS Provider Relief Fund Phase 4 relief funding and a negative impact from foreign currency translation.

The decrease in net income attributable to shareholders of FME AG was as a result of the combined effects of the items discussed above, partially offset by a positive impact from foreign currency translation.

The decrease in basic earnings per share was primarily due to the decrease in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period increased to 293.2 M in 2022 (2021: 292.9 M) due to the exercise of stock options.

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

Financing strategy

Our financing strategy aims at ensuring financial flexibility, managing financial risks and optimizing financing costs. Financial flexibility is ensured through maintaining sufficient liquidity. Refinancing risks are limited due to the Company’s balanced maturity profile, which is characterized by a wide range of maturities of up to 2031. Corporate bonds in euro and U.S. dollar form the basis of our mid- and long-term financing instruments. Corporate bonds in euro are issued under our €10 billion debt issuance program. For short-term financing we use our €1.5 billion commercial paper program, Accounts Receivable Facility in U.S. dollar and bilateral credit lines. The €2 billion Syndicated Credit Facility, signed in July 2021, serves as a backup facility and was undrawn at December 31, 2023.

The following chart summarizes our main financing debt mix as of December 31, 2023:

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “I. Performance management system – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is 3.0 - 3.5x, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of December 31, 2023 and 2022.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure in € M, except for net leverage ratio
	December 31,	December 31,
	2023	2022

Debt and lease liabilities (1)	12,187	13,192
Minus: Cash and cash equivalents (2)	(1,427)	(1,274)
Net debt	10,760	11,918

Net income	732	895
Income tax expense	301	325
Interest income	(88)	(68)
Interest expense	424	360
Depreciation and amortization	1,613	1,718
Adjustments (3)	409	320
Adjusted EBITDA	3,391	3,550
Net leverage ratio	3.2	3.4
(1)

Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion as well as debt and lease liabilities included within liabilities directly associated with assets held for sale.

(2)	Includes cash and cash equivalents included within assets held for sale (see note 4 of the notes to the consolidated financial statements included in this report).
(3)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2023: -€35 M; 2022: -€22 M), non-cash charges, primarily related to pension expense (2023: €56 M; 2022: €54 M), impairment loss (2023: €139 M; 2022: €120 M) and special items, including costs related to the FME25 Program (2023: €106 M; 2022: €155 M), Legal Form Conversion Costs (2023: €30 M), Legacy Portfolio Optimization (2023: €128 M), Humacyte Investment Remeasurement (2023: -€15 M; 2022: €103 M), Net Gain Related to InterWell Health (2022: -€114 M), Hyperinflation in Turkiye (2022: €5 M) and the Impacts Related to the War in Ukraine (2022: €19 M).

The key financial risks we are exposed to include foreign exchange risk and interest rate risk. To manage these risks, we enter into various hedging transactions that have been authorized by the Management Board. Counterparty risks are managed via internal credit limits, taking into account the external credit ratings of the respective hedging counterparty. We do not use financial instruments for trading or other speculative purposes (for financial risks, see Item 11. “Quantitative and qualitative disclosures about market risk — Management of foreign exchange and interest rate risks” below as well as note 26 of the notes to the consolidated financial statements included in this report).

Fresenius SE, under a transitional service agreement, conducts treasury services for us until the separation and establishment of an independent treasury team has been finalized. We have established guidelines for risk management procedures and controls which govern the use of financial instruments. These guidelines include a clear segregation of duties with regards to execution on the one hand and administration, accounting and controlling on the other. For information on our credit ratings, see note 21 of the notes to the consolidated financial statements included in this report. A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Effect of off-balance-sheet financing instruments on our financial position, assets and liabilities

We are not involved in off-balance-sheet transactions that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt (for information regarding our short-term financing from related parties, see note 6 c) of the notes to the consolidated financial statements included in this report), proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund the FME25 Program and acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) and to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries.

As of December 31, 2023, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.3 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes (see note 17 of the notes to the consolidated financial statements included in this report).

At December 31, 2023, we had cash and cash equivalents of €1,403 M (December 31, 2022: €1,274 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS Accounting Standards measure, see “— I. Performance management system — Net cash provided by (used in) operating activities in % of revenue” and “ — Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the years ended December 31, 2023, 2022 and 2021 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified
	2023	2022	2021
Revenue	19,454	19,398	17,619
Net cash provided by (used in) operating activities	2,629	2,167	2,489
Capital expenditures	(685)	(724)	(854)
Proceeds from sale of property, plant and equipment	16	37	25
Capital expenditures, net	(669)	(687)	(829)
Free cash flow	1,960	1,480	1,660
Net cash provided by (used in) operating activities in % of revenue	13.5	11.2	14.1
Free cash flow in % of revenue	10.1	7.6	9.4

Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities in 2023 was mainly driven by the absence during 2023 of CMS’s 2022 recoupment of advanced payments received under the Medicare Accelerated and Advance Payment Program in 2020, the Tricare Settlement and an increase in certain working capital items, partially offset by additional U.S. HHS funding for health care providers affected by the COVID-19 pandemic received in 2022.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue in 2023 was generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. In 2023, approximately 25% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “II. Financial condition and results of operations — Overview” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 16 of the notes to the consolidated financial statements included in this report) as well as from the use of our Accounts Receivable Facility and our bilateral credit lines. The Company and Fresenius SE terminated the €600 M uncommitted revolving credit facility upon the Conversion. We expect that we will have adequate sources of financing available to us notwithstanding the termination of this facility under the aforementioned facilities and instruments. Our Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities,” below).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) of 67 days at December 31, 2023, a decrease as compared to 68 days at December 31, 2022.

DSO by segment is calculated by dividing the respective segment’s accounts and other receivables from unrelated parties (including receivables related to assets held for sale) less contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value-added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, consistent with the respective adjustments in the determination of adjusted EBITDA (See “— I. Performance management system — Net leverage ratio (Non-IFRS Measure)” above).

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding
in days
	December 31,
	2023	2022	Explanation of movement

Care Delivery	59	60	Positively impacted by Legacy Portfolio Optimization divestitures

Care Enablement	97	100	Improvement of payment collections in certain regions

FME AG average days sales outstanding	67	68

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private payors, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 25 of the notes to the consolidated financial statements included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2023, 2022 and 2021 were €544 M, €735 M and €1,196 M, respectively. The following table shows a breakdown of our investing activities for 2023 and 2022:

Cash flows relating to investing activities
in € M
				Acquisitions, investments,
	Capital expenditures, net,			purchases of intangible			Proceeds from divestitures
	including capitalized			assets and investments in			and the sale of debt
	development costs			debt securities(1)			securities
	2023	2022	2021	2023	2022	2021	2023	2022	2021

Care Delivery	330	375	463	55	57	402	195	47	102
Care Enablement	339	312	366	82	108	161	67	71	94
Total	669	687	829	137	165	563	262	118	196
(1)	Acquisitions in the Care Delivery segment are net of cash acquired in the InterWell Health business combination. See note 3 of the notes to the consolidated financial statements included in this report.

The majority of our capital expenditures were used for capitalization of machines provided to our customers, maintaining existing clinics and centers, equipping new clinics and centers, capitalization of certain development costs, expansion of production capacity (driven by cost improvement projects), maintenance of production equipment and IT implementation costs. Capital expenditures accounted for approximately 3%, 4% and 5% of total revenue in 2023, 2022 and 2021, respectively.

Investments in 2023 were primarily comprised of purchases of debt securities. Divestitures in 2023 mainly related to the divestment of equity investments (including divestitures under our Legacy Portfolio Optimization program) and debt securities. Acquisitions in 2023 related primarily to the purchase of dialysis clinics. Additionally, purchases of intangibles in 2023 related primarily to emission rights certificates.

Investments in 2022 were primarily comprised of purchases of debt securities and equity investments. Divestitures in 2022 mainly related to the divestment of equity investments and debt securities. Acquisitions in 2022 related primarily to the purchase of dialysis clinics and other health care facilities. Additionally, purchases of intangibles in 2022 related primarily to emission rights certificates.

Investments in 2021 were primarily comprised of purchases of debt securities and equity investments. Divestitures in 2021 mainly related to the divestment of debt securities. Acquisitions in 2021 related primarily to the purchase of dialysis clinics.

In 2024, we anticipate capital expenditures around €0.8 billion and expect to limit acquisition and investment spending, while focusing on the organic growth of our business. Our anticipated capital expenditures are driven by the need to position us well to capture growth opportunities as well as to maintain quality levels and patient experience. Additionally, we plan accelerated capital expenditures in new production facilities as well as into R&D activities for a more globalized product portfolio.

Net cash provided by (used in) financing activities

In 2023, 2022 and 2021, net cash used in financing activities was €1,859 M, €1,617 M and €1,024 M, respectively.

In 2023, cash was mainly used in the repayment of lease liabilities (including lease liabilities from related parties), the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of €650 M), the payment of dividends, distributions to noncontrolling interests and the repayment of short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), partially offset by proceeds from long-term debt and short-term debt (including borrowings under our commercial paper program and short-term debt from related parties).

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

On May 22, 2023, we paid a dividend with respect to 2022 of €1.12 per share (€1.35 per share for 2021 paid in 2022 and €1.34 per share for 2020 paid in 2021). The total dividend payments in 2023, 2022 and 2021 were €329 M, €396 M and €392 M, respectively.

The following chart summarizes our significant long-term financing instruments as well as their maturity structure at December 31, 2023:

For a description of our short-term debt, long-term sources of liquidity and contractual cash flows (including interest) resulting from recognized financial liabilities and derivative financial instruments recorded in the consolidated balance sheets, see notes 16, 17 and 26 of the notes to the consolidated financial statements included in this report.

The following table summarizes our available sources of liquidity at December 31, 2023:

Available sources of liquidity
in € M
		Expiration per period of
		Less than 1
	Total	year	1-3 years	3-5 years	Over 5 years
Accounts Receivable Facility (1)	766	766	—	—	—
Syndicated Credit Facility	2,000	—	—	2,000	—
Other unused lines of credit	1,321	1,321	—	—	—
	4,087	2,087	—	2,000	—
(1)

Subject to availability of sufficient accounts receivable that meet funding criteria. At December 31, 2023, the Company had letters of credit outstanding in the amount of $28 M (€26 M), which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

An additional source of liquidity is our commercial paper program, under which up to €1,500 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2023 and 2022, we utilized €400 M and €497 M, respectively, of the commercial paper program.

At December 31, 2023, we had short-term debt from unrelated parties (excluding the current portion of long-term debt) and short-term debt from related parties in the total amount of €457 M.

For information regarding other contractual commitments, see note 25 of the notes to the consolidated financial statements included in this report.

Although current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to operate our business while meeting our financial obligations as they come due, and to resume growing our business as macroeconomic conditions improve and headwinds subside. Because of the non-discretionary nature of the health care services we provide, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of our health care services, our business is generally not cyclical. A substantial portion of our accounts receivable is generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate credit risk. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our health care products (see “III. Results of operations, financial position and net assets” and Item 3.D, “Key Information – Risk factors,” above). If the conditions in the capital markets worsen, this could increase our financing costs and limit our financial flexibility.

At our AGM scheduled to be held on May 16, 2024, our Supervisory Board will propose to the shareholders a dividend of €1.19 per share for 2023, payable in 2024 (for 2022 paid in 2023: €1.12 and for 2021 paid in 2022: €1.35). The total expected dividend payment is approximately €349 M compared to dividends of €329 M for 2022 paid in 2023 and €396 M for 2021 paid in 2022.

Our principal financing needs in 2024 relate to the repayment of bonds at maturity in October 2024. The dividend payment in May 2024, anticipated capital expenditures and, to a lesser extent, exercises of put options as well as further acquisition payments are expected to be covered by our cash flow, including the use of existing credit facilities and, if required, additional debt financing. We have sufficient flexibility to meet our financing needs in 2024.

V.	Balance sheet structure

Total assets as of December 31, 2023 decreased by 5% to €33.9 billion from €35.8 billion as compared to 2022. In addition to a 3% negative impact resulting from foreign currency translation, total assets decreased by 2% to €35.1 billion (2022: €35.8 billion) primarily due to a decrease in goodwill, intangible assets, right-of-use assets and property, plant and equipment in connection with Legacy Portfolio Optimization and the FME25 Program.

Current assets as a percent of total assets increased 6% period over period to 26% at December 31, 2023 as compared to 23% at December 31, 2022, primarily due to the shift in certain assets from non-current to current as a result of the classification of assets held for sale as well as an increase in cash and cash equivalents. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 44% at December 31, 2023 as compared to 43% at December 31, 2022, primarily driven by a decrease in lease liabilities (partly due to impacts related to the Legacy Portfolio Optimization). ROIC decreased to 2.8% at December 31, 2023 as compared to 3.3% at December 31, 2022 due to lower operating income and higher tax expense, both negatively affected by the impacts from Legacy Portfolio Optimization. Goodwill, included in the item “Invested capital,” has a significant impact on the calculation of ROIC. The weighted average cost of capital (WACC), including weighted risk premiums for country risks, was 7.6%. See “— I. Performance management system — Return on invested capital (ROIC) (Non-IFRS Measure)” above.

For supplementary information on capital management and capital structure see also note 21, “Capital management,” of the notes to the consolidated financial statements included in this report.

VI.	Risk Matrix

In addition to the consolidated financial statements prepared in accordance with IFRS Accounting Standards included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

Although we believe our FY 2024 outlook, which we issued in connection with the announcement of our results for the 2023 fiscal year, is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the FY 2024. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of the locations at which they are discussed in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3.D, “Key Information — Risk factors” and Item 11, “Quantitative and qualitative disclosures about market risk — Management of Foreign Exchange and Interest Rate Risks.” Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 25 of the notes to the consolidated financial statements included in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See “Forward-looking Statements” immediately following the Table of Contents to this report. Other risks discussed in Item 3.D, “Key Information — Risk factors,” that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

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
13

Foreign currency and interest rate exposure. See Item 5, “Operating and financial review and prospects – IV. Financial position,” Item 11, “Quantitative and qualitative disclosures about market risk – Market risk” and note 26 of the notes to the consolidated financial statements included in this report.

14	Legal and regulatory matters (see note 25 of the notes to the consolidated financial statements included in this report).
15	Diverging views of fiscal authorities could require us to make additional tax payments.
16	As a company with operations spanning 150 countries, we face specific risks from our global operations.
17	Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.
18	Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition and results of operations.
19	We are subject to risks associated with public health crises and epidemics/pandemics, such as the global COVID-19 pandemic.
20	We need to develop new internal functions to perform certain business services that Fresenius SE provided to us prior to the Conversion.
21	We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

VII. Research and development

Developing innovative products and continuously improving our therapies are intrinsic elements of our strategy. Our worldwide R&D activities, which became part of Care Enablement starting in 2023, allow us to efficiently develop products and therapies in cooperation with our Global Medical Office, systematically promoting the global exchange of knowledge and technology.

Global research and development strategy

Health care systems face major financial challenges. We therefore aim to direct our R&D activities toward developing innovative products and therapies that not only meet high quality standards and improve clinical outcomes, but are also affordable. As an operator of proprietary dialysis clinics and a provider of products for treating patients at home, we believe that these aims are entirely compatible.

Our R&D strategy contributes to our corporate strategy, which aims to provide health care for chronically and critically ill patients across the renal care continuum by developing adjacent products and therapies utilizing ECMO as well as by developing and acquiring complementary assets. Furthermore, our globally-oriented R&D strategy enables us to respond more effectively to the worldwide rise in demand for high-quality yet cost-efficient treatment and therapy methods. In doing so, we also take regional or local market conditions into account and offer a differentiated product range across all three key areas of our corporate strategy. See Item 4B “Business overview — Major markets and competitive position” and “— Our strategy and competitive strengths” above.

Starting January 1, 2023, we consolidated our previously decentralized health care products business, including R&D, in our Care Enablement segment. The products business is organized along the three treatment modalities we serve: In-center, Home and Critical Care.

In conjunction with our R&D activities, we collaborate with external partners to expand our comprehensive innovation and technology network. These partners include numerous academic institutions, such as research institutes at prestigious universities in the U.S. With the Renal Research Institute in New York, our subsidiary, we have a renowned institution in the field of clinical research into all aspects of chronic kidney failure that is working on fundamental issues relating to renal therapies. In addition, Fresenius Medical Care Ventures collaborates with start-ups and early-stage companies with the objective of promoting an open culture of innovation and enabling access to the latest technologies.

Innovations in 2023

Our aim is to continuously improve our patients’ quality of life and the outcomes of their treatment as well as to ensure our growth in the medium to long term. To this end, we are working on new products that are close to market launch and have an extensive portfolio of innovation projects. These focus on technologies in our core business as well as related areas of strategic interest.

Home dialysis

For many people with chronic kidney failure, home dialysis is the preferred and gentlest treatment modality in renal replacement therapy. Our focus is on making PD and HHD therapy systems more accessible, intelligent, and connected. In PD, we have continued to connect our cyclers, improve quality, and roll out our latest cycler to new markets.

Following the U.S. FDA clearance in November 2022, which upgraded the Liberty Select Cycler to enable remote therapy management with the Kinexus Therapy Management platform in the U.S., we successfully conducted an Early User Experience in the first quarter of 2023, followed by a full market launch. These innovations have connected the majority of the Liberty Select Cyclers, enabling clinical teams to remotely access patient treatment data and, with the latest release, remotely program or update patient prescriptions.

Our newest APD cycler, SILENCIA, utilizes an extremely simple, ultra-quiet and highly reliable gravity-based mechanism for fluid control, allowing for high quality APD to be carried out at very low cost. We continued our roll-out in South America and successfully expanded into Asia and the Middle East, consistently improving its quality and adding new features. Future launch plans for North Africa are in progress.

In 2023, significant improvements were introduced to the NxStage chronic HHD portfolio, with multiple submissions to the U.S. FDA. In August 2023, the FDA granted 510(k) clearance for the GuideMe software upgrade to the NxStage Versi®HD system. The new software provides graphical walk-through guidance that aims to enhance ease of use and improve confidence for both patients and nurses. The software is designed to make the training experience easier for patients, more efficient for nurses, and ease the transition to home dialysis.

An FDA 510(k) submission in September 2023 includes new enhancements to the NxStage PureFlow SL platform. These improvements include the ability to clean a wider range of incoming water contaminants, automated chloramine monitoring (reducing patient burden by eliminating the need for manual chloramine testing), and multi-patient use, an important innovation to enable multiple patients to safely utilize the same PureFlow SL system in health care facilities (e.g. transitional care units and skilled nursing facilities).

Also in September 2023, a 510(k) premarket notification was submitted to the U.S. FDA for enhancements to the NxStage premixed dialysate bags, enabling increased user-friendliness through a new bag design and improved connectivity. In addition, formulations available in hanging bags have been expanded and manufacturing enhanced for cost reduction.

In-center dialysis

Within the area of in-center dialysis, we are focused on developing products that are sustainable and meet the requirements of an increasingly digitalized world with a growing population of patients suffering from chronic kidney failure. To enable these patients to use the range of treatments they need, we rely on a differentiated product range.

In 2023, the CONVINCE study revealed a statistically significant 23% decrease in mortality rates for patients treated with high-volume hemodiafiltration compared to those receiving standard high-flux hemodialysis. These findings have the potential to prompt significant changes in the standard treatment approach and contribute to reducing mortality rates among the vulnerable population in need of kidney replacement therapy. As we intensify our efforts to make high-volume hemodiafiltration available to an increasing number of patients worldwide and, particularly for the first time in the U.S., we are accelerating the development of machines that facilitate online fluid generation and innovative techniques for delivering hemodiafiltration.

Our engineers and researchers are working on more individualized care for dialysis patients as every person is different and has individual needs. At the same time, we strive to counter the increasing shortage of qualified nurses by automating diagnostic and therapeutic features on our devices, thus reducing complexity, and enabling more time for better care.

New smart controls and management systems will enable progress in medical services for dialysis patients as well. Our 6008 CAREsystem represents the highest standard for therapy and lays the foundation for automated monitoring of predialytic natremia, which can help to detect worsening of clinical conditions. The system’s precision comes from the individualized dialysate sodium prescription management to better meet medical guideline recommendations.

In the field of membrane engineering, our expertise enables continuous dialyzer innovations: The FX CorAL® dialyzer includes our latest membrane technology and has been introduced successfully in several markets globally. In 2023, FX CorAL® was cleared by the FDA for use in the United States, paving the way toward delivering on our strategic promise to optimize our global products portfolio. The core of the FX CorAL® dialyzer is its Helixone® hydro membrane, which forms a special gel-like layer of water on the surface of the inner membrane that reduces protein adsorption while the blood is being cleaned to achieve a lower induction of the immune response in the patient while maintaining high selective permeability for the removal of toxins and excess water.

We optimize resource utilization, such as water and energy, to enable eco-friendly dialysis. In 2023, we increased our efforts to develop devices in the water treatment cascade, which allows improved hygienic properties of the water treatment system while at the same time facilitating savings in water and electricity consumption. Our flagship product, Aqua A reverse osmosis, received FDA approval and has been successfully launched in the United States. Additionally, to improve our water treatment system footprint in China, we prepared and assembled the microscopic particulate analysis-type test prototypes in our Changzhou production facility.

We made further efforts to improve sustainability by assessing new designs for bloodlines, such as the newly launched CombiSet 2500 in the U.S. market, representing a substantial reduction of total material while offering equal handling and usability benefits for dialysis centers.

Critical care

Our R&D activities for critical care aim to provide hospitals and intensive care units (ICUs) with a comprehensive portfolio of technologies for the extracorporeal organ support of critically ill patients. As human organs are a mutually linked system, critical care R&D pursues a multi-organ support approach, drawing on our extensive expertise in extracorporeal blood treatment for acute kidney injury. Based on a holistic comprehension of human physiology, our goal is to develop multi-organ therapies and translate them into smart technology solutions.

Along with a wide range of therapies for effective treatment of acute kidney failure, multiFiltratePRO, a highly innovative platform for continuous kidney replacement therapy (CKRT), provides the function of therapeutic plasma exchange, the combination with sorbents to combat specific pathogens and the use of blood-gas exchangers for extracorporeal carbon dioxide removal to prevent acute lung failure.

A major step forward in digital support for ICUs is the development of the Ready4 multiFiltratePRO AR solution, an augmented reality learning experience that will launch in 2024, and is designed to help ICU teams deliver effective CKRT with the multiFiltratePRO dialyzer system. ICUs may retrain their staff on-demand using virtual 3D objects, prompts and training videos.

We believe our Ready4 multiFiltratePRO AR service will provide another reason to choose the multiFiltratePRO dialyzer in the ICU and continue the global expansion of this technology, which is now used in 50 countries in Asia, Australia, Africa, Europe, South and North America. In December 2022, the multiFiltratePRO received 510K clearance from the U.S. FDA.

Another leading CKRT platform, the NxStage System One with NxView, is available in the United States. Leading institutions across the country have adopted its Cartridge Express with Speedswap that enables a flow-compromised filter to be replaced during therapy without changing a treatment set, which can provide operational benefits when working in ICUs. In addition, the R&D team also supported the launch of the Critical Care Insights Report for the NxStage System One with NxView, which translates raw machine data into actionable insights that chart the path for meaningful CKRT program improvements at U.S. hospitals.

Digitalization in health care

Digitalization of processes in health care is mainly focused on connecting patients, physicians and nursing staff and improving nursing documentation at the point of care. The aim is to achieve better treatment results for our patients, seamless connectivity and workflow optimizations for nurses and significant reductions in treatment costs for our customers.

Connected patient care will make it possible to coordinate treatments individually and detect warning signs as well as causes of kidney disease at an early stage. To this end, using the world’s largest database for clinical data in the field of advanced kidney disease, we are developing modules based on physiological models, artificial intelligence and machine learning in order to assist physicians and nursing staff with their duties.

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

R&D resources

R&D expenditure corresponded to around 6% (2022: 6% and 2021: 6%) of our health care product revenue. At the end of 2023, our patent portfolio comprised some 9,537 property rights in approximately 1,594 patent families, i.e. groups of patents linked to the same invention. Our R&D work in the fiscal year produced around 60 additional patent families. Our broad portfolio of patents provides us with a wide range of treatment options in this competitive field in the future.

At December 31, 2023, 1,358 employees (total headcount) worked for the Company in R&D worldwide (December 31, 2022: 1,235) and come from various backgrounds. Employees with medical, business and technical qualifications work alongside software specialists in interdisciplinary teams. More than 840 employees – the majority of our R&D staff – are based in Europe. Most R&D activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other development sites are in St. Wendel (Germany), Bucharest (Romania), Palazzo Pignano (Italy) and Krems (Austria). In the U.S., the Company maintains centers of excellence for the development of devices in Concord, California, and for dialyzers and other disposable products in Ogden, Utah. Development activities in Shanghai and Changshu (China) are focused on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The Global R&D organization coordinates collaboration and technology exchange among the various sites.

Research and development expenditures
in € M
	2023	2022	2021
Total	232	229	221

Employees
Total headcount, as of December 31, for the respective period presented
	2023	2022	2021
Total	1,358	1,235	1,236

Number of patents
As of December 31, for the respective period presented
	2023	2022	2021
Total	9,537	10,086	10,048

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

General

Under the German Stock Corporation Act (Aktiengesetz or AktG), our corporate bodies are our Management Board, Supervisory Board and general meeting of shareholders. For a detailed discussion of our legal and management structure, see Item 16G, “Corporate governance — The legal structure of the Company.” The business address of all members of our Management Board and our Supervisory Board, as described below, is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

Supervisory Board

Pursuant to Article 8 paragraph 1 of the Articles of Association of the Company, the Supervisory Board of the Company consists of twelve members, of whom, subject to the existence of the appointment right pursuant to Article 8 paragraph 2 of the Articles of Association, six are to be elected by the general meeting of shareholders (shareholder representatives) and six are to be elected by the employees (employee representatives) in accordance with the provisions of the German Co-Determination Act (MitbestG). Pursuant to Article 8 paragraph 2 of the Articles of Association, Fresenius SE & Co. KGaA, if it holds shares in the Company with a proportionate amount of the share capital of the Company of at least 15%, is entitled to appoint one of the Supervisory Board members representing the shareholders; if Fresenius SE & Co. KGaA holds shares in the Company with a proportionate amount of the share capital of the Company of at least 30%, it is entitled to appoint two of the Supervisory Board members representing the shareholders. See Item 16G, “Corporate Governance.”

The term of office of the members of the Supervisory Board of the Company in the legal form of the KGaA ended by operation of law upon the change of the legal form of the Company, taking effect on November 30, 2023. The EGM of the Company on July 14, 2023, which resolved on the change of the legal form of the Company into the legal form of an AG, therefore also held elections to the Supervisory Board. Mr. Shervin J. Korangy, Dr. Marcus Kuhnert, Mr. Gregory Sorensen, MD and Ms. Pascale Witz were elected as members of the Supervisory Board of the Company in the legal form of an AG. Fresenius SE & Co. KGaA, which holds shares in the Company with a proportionate amount of the share capital of the Company of approximately 32.2%, appointed Mr. Michael Sen and Ms. Sara Hennicken to the Supervisory Board on the same day.

At its constituent meeting following the EGM of the Company on July 14, 2023, the Supervisory Board of the Company in the legal form of an AG elected Mr. Michael Sen as Chair and Ms. Sara Hennicken as Deputy Chair of the Supervisory Board. The election was made in each case for the period until the election of a Chair and a Deputy Chair by the Supervisory Board composed of shareholder representatives and employee representatives.

Upon motion of the Management Board of the Company, the competent local court in Hof (Saale), Germany, by resolution dated January 23, 2024 appointed Ms. Stefanie Balling, Ms. Beate Haßdenteufel, Mr. Frank Michael Prescher, Dr. Manuela Stauss-Grabo, Mr. Ralf Erkens and Ms. Regina Karsch as employee representatives to the Supervisory Board of the Company, effective January 26, 2024. Ms. Stefanie Balling, Ms. Beate Haßdenteufel and Mr. Frank Michael Prescher are employees of the Company in accordance with Section 7 paragraph 2 no. 1, paragraph 4 MitbestG. Dr. Manuela Stauss-Grabo was appointed as a representative of the executive employees of the Company in accordance with Section 7 paragraph 2 no. 1, paragraph 4 MitbestG in combination with Section 15 paragraph 1 sentence 2 MitbestG. Mr. Ralf Erkens and Ms. Regina Karsch are representatives of the trade union IGBCE in accordance with Section 7 paragraph 2 no. 1 MitbestG. IGBCE is the trade union represented in the Company within the meaning of Section 7 paragraph 5 MitbestG.

The Supervisory Board of the Company thus includes the number of members representing each constituency (shareholders and employees) as required by law and by our Articles of Association. The judicial appointment of the employee representatives is effective for the period until the election of the employee representatives by the employees of the Company entitled to vote have been completed in accordance with the relevant statutory provisions. The election of the employee representatives is expected to be completed in the second half of 2024.

Unless the General Meeting specifies a shorter term of office, the Supervisory Board members are elected in accordance with Article 8 paragraph 3 of the Articles of Association of the Company until the end of the ordinary General Meeting which resolves on the discharge of the Supervisory Board members for the fourth fiscal year after commencement of the term of office. The fiscal year in which the term of office commences is not considered for this calculation. The same applies for the Supervisory Board members to be elected by the employees. However, the election of the first Supervisory Board of the Company in the form of an AG by the EGM and the appointment by Fresenius SE & Co. KGaA each took place for the period until the end of the General Meeting of the Company which resolves on the ratification of actions of the members of the Supervisory Board of the Company for fiscal year 2026. This deviation was effected in line with the then proposed Articles of Association of the Company with a view to preferences that had been expressed by investors and proxy advisors. The term of office of those members of the Supervisory Board to be elected by the employees who must be employees of the Company is subject to additional requirements in accordance with Sections 7 paragraph 4, 6 paragraph 2 sentence 1 MitbestG. Among other things, they must have reached the age of 18 and have been with the Company for one year. If a Supervisory Board member who must be an employee of the Company in accordance with Section 7 paragraph 2 MitbestG loses his or her eligibility for election, that board member’s office expires.

The elections of the shareholder representatives are conducted in accordance with recommendation C.15 of the German Corporate Governance Code (GCGC) as individual elections. In case of election proposals to the General Meeting, a curriculum vitae is provided for each candidate in accordance with recommendation C.14 of the GCGC, and any personal or business relationship of a candidate with the enterprise, the corporate bodies of the Company or a significant shareholder of the Company are disclosed in accordance with recommendation C.13 of the GCGC.

The Supervisory Board has resolved a standard age limit for its members and shall, as a rule, only include persons who have not reached the age of 75 years at the time of their election or appointment. Before the expiration of their term, any member of the Supervisory Board may be removed by court upon formal request of a simple majority of the Supervisory Board if there is good cause for such removal (for example, a severe breach of duty as a Supervisory Board member). Members elected by the shareholders may also be removed by a resolution of the general meeting of shareholders with a majority of three quarters of the votes cast at such general meeting. The employee representatives may also be removed by a voting decision by all employees of the Company in Germany requiring a 75% majority of the votes cast; the motion for removal must be submitted by the relevant employee group (non-executive employees, executive employees or union).

Our Supervisory Board ordinarily passes resolutions by a simple majority of the votes cast. The Chair, who is typically selected from among the Supervisory Board members elected by the shareholders, has a tie-breaking vote in case of any deadlock. The principal function of the Supervisory Board is to oversee the management of the Company, including to appoint and to supervise the Management Board in its management of the Company, to be involved in involved in strategy and planning, to approve dividend payments and other matters which are not in the ordinary course of business or are of fundamental importance to us. The Supervisory Board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the Supervisory Board and their ages:

Name	Current Age
Shareholder Representatives
Mr. Michael Sen, Chair(1), (2)	55
Ms. Sara Hennicken(2)	43
Mr. Shervin J. Korangy(2), (3)	49
Dr. Marcus Kuhnert(1), (4)	55
Mr. Gregory Sorensen, MD(4)	61
Ms. Pascale Witz(2), (3), (4)	57
Employee Representatives
Ms. Stefanie Balling	55
Mr. Ralf Erkens	58
Ms. Beate Haßdenteufel	53
Ms. Regina Karsch	40
Mr. Frank Michael Prescher	60
Dr. Manuela Stauss-Grabo	55
(1)	Member of the Presiding Committee. See “Board Practices,” below.
(2)	Member of the Nomination Committee. See “Board Practices,” below.
(3)	Member of the Compensation Committee. See “Board Practices,” below.
(4)	Member of the Audit Committee. See “Board Practices,” below.

For information regarding the process by which employee representatives on the Supervisory Board will become members of certain committees, see “Board Practices,” below.

Shareholder representatives

MR. MICHAEL SEN has been Chair of the Supervisory Board since the Conversion (previously Chair of the supervisory board of Management AG since October 1, 2022). Mr. Sen has also been the Chief Executive Officer of Fresenius SE and Chair of the Management Board of Fresenius Management SE since October 1, 2022. Mr. Sen joined the management board of Fresenius Management SE in April 2021 as the Chair of the Management Board of Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE specializing in lifesaving medicines and technologies for infusion, transfusion and clinical nutrition. Mr. Sen served as CEO of Fresenius Kabi AG until a successor was appointed in March 2023 and has served as Chair of Fresenius Kabi AG’s supervisory board since March 2023. Before joining Fresenius Kabi AG, Mr. Sen was a member of the Management Board of Siemens AG, where he was responsible for the health care business Siemens Healthineers and for Siemens’ energy business. Prior to that, he was Chief Financial Officer of E.ON SE. At the start of his professional career, Mr. Sen completed an apprenticeship at Siemens in Berlin and then studied business administration at the Technical University of Berlin.

MS. SARA HENNICKEN has been the Chief Financial Officer of Fresenius SE since September 1, 2022. Ms. Hennicken became a member of the Company’s Supervisory Board upon the Conversion (previously Ms. Hennicken had been a member of the supervisory board of Management AG since September 1, 2022). She is also a member of the supervisory board of Fresenius Kabi AG since September 1, 2022 and, after having served as its Chair, became its Deputy Chair on March 8, 2023. Ms. Hennicken also serves as a member of the supervisory board of VAMED AG as of December 14, 2022 and became its Deputy Chair on July 12, 2023. Ms. Hennicken joined Fresenius SE in 2019 as Senior Vice President Global Treasury & Corporate Finance for Fresenius and Fresenius Medical Care. Previously, she spent 14 years in investment banking, including nine years at Deutsche Bank, lastly as Managing Director and Senior Client Executive in Corporate Finance Coverage before moving to Fresenius. Between 2005 and 2010 she worked for Citigroup in Frankfurt and London. Ms. Hennicken studied economics in Germany and in the United States.

MR. SHERVIN KORANGY became a member of the Supervisory Board upon effectiveness of the Conversion. Mr. Korangy currently serves as the President and the Chief Executive Officer and a member of board of directors of BVI Medical, Inc. (BVI), a TPG Capital portfolio company, that is a global developer, manufacturer and marketer of devices for ophthalmic surgery. Prior to his current role at BVI, Mr. Korangy served as the Chief Financial Officer and Chief Strategy Officer from 2017 to 2019. Prior to joining BVI, Mr. Korangy served as a senior executive of Novartis AG, a diversified health care products company, from 2010 until March 2017. During his seven years at Novartis, he served in various international capacities spanning strategy, mergers & acquisitions, integrations, sales & marketing and general management, including serving as the Global Head of Corporate Finance based in Switzerland. In 2011, Mr. Korangy co-founded Sight Sciences, Inc., a medical device company. Previously, he was a Managing Director at the Blackstone Group, one of the largest global investment firms, which he joined in 1996. During his more than 14 years at Blackstone, he served as both an advisor in the Restructuring & Reorganization business and as an investor in the Private Equity business. Mr. Korangy currently serves as a member of the Board of Directors for The Hain Celestial Group, Inc., a leading marketer, manufacturer and seller of organic and natural, “better-for-you” consumer products. He is a member of the compensation committee and chairman of the strategy committee at Hain. Mr. Korangy has served on the Wharton McNulty Leadership Advisory Board, established by the Center for Leadership and Change Management at The Wharton School, since January 2019. Mr. Korangy is a graduate of The Wharton School at the University of Pennsylvania.

DR. MARCUS KUHNERT became a member of the Supervisory Board upon effectiveness of the Conversion. Dr. Kuhnert was a member of the Executive Board and Chief Financial Officer of Merck KGaA, a global science and technology company headquartered in Darmstadt, Germany, from August 2014 until June 30, 2023. Dr. Kuhnert continues to serve as a member of the Executive Board of E. Merck KG. In September 2017, Dr. Kuhnert additionally took over the responsibility for the newly-founded Business Services of Merck KGaA, Darmstadt, Germany. Dr. Kuhnert also assumed the accountability for Group Procurement in October 2018 and for IT in July 2020. Before joining Merck KGaA, Dr. Kuhnert worked for Henkel AG & Co. KGaA (a global chemical and consumer goods company headquartered in Düsseldorf, Germany), most recently as Chief Financial Officer of the Laundry & Home Care business unit. Dr. Kuhnert studied Business Administration and Mechanical Engineering at the Technical University of Darmstadt from which he received a PhD. Dr. Kuhnert is a member of the Board of Directors of Döhler Group SE, a global producer and provider of technology-based ingredients and ingredient systems for the food and beverage industries based in Darmstadt, Germany.

MR. GREGORY SORENSEN, MD, became a member of the Supervisory Board of the Company on May 20, 2021. Until effectiveness of the Conversion, he was also a member of the supervisory board of the General Partner since May 20, 2021. Mr. Sorensen holds an MD degree from Harvard Medical School, an MS in Computer Science from Brigham Young University and a BS in Biology from the California Institute of Technology. Since August 2023, Mr. Sorensen is a member of the Board of Directors and the Chief Science Officer of RadNet, Inc. Mr. Sorensen has been President of DeepHealth, Inc. (a subsidiary of RadNet, Inc.) and Executive Chair of the Board of Directors of IMRIS (Deerfield Imaging, Inc.) since 2015. From 2011 until 2015, he was President and Chief Executive Officer of Siemens Medical Solutions USA, Inc. Mr. Sorensen was a member of the supervisory board of Siemens Healthineers AG from April 2018 until February 2023.

MS. PASCALE WITZ became a member of the Supervisory Board of the Company on May 12, 2016. Until effectiveness of the Conversion, she was also a member of the supervisory board of the General Partner since May 2021. Ms. Witz is currently president of PWH Advisors, a strategic advisory firm serving life sciences companies. Ms. Witz was a member of the Executive Committee of Sanofi S.A., serving as Executive Vice President, Diabetes and Cardiovascular, after serving as Executive Vice President, Global Pharmaceutical Divisions. From 2009 to 2013, Ms. Witz was President and CEO of GE Healthcare Pharmaceutical Diagnostics. Previously, Ms. Witz held a number of other executive positions at GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Therapeutics from August 3, 2017 until October 6, 2023 and Revvity, Inc. (formerly known as Perkin Elmer Inc.) since October 30, 2017.

Employee representatives

MS. STEFANIE BALLING became a member of the Supervisory Board on January 26, 2024. Ms. Balling also currently serves as Chair of the general works council of FME AG and has been chair of the Schweinfurt works council of D-GmbH since 2010. Since 2006, Ms. Balling has worked as a strategic buyer for D-GmbH and has also served as a member of the examination committee of the Wuerzburg-Schweinfurt Chamber of Industry and Commerce since 2014. From 2018 to 2023, Ms. Balling served as Chair of the general works council of Fresenius SE.

MR. RALF ERKENS became a member of the Supervisory Board on January 26, 2024. Mr. Erkens has been the District Manager of the Rhine-Main union district for the Industrial Union for Mining, Chemical and Energy (IGBCE) since 2023. Mr. Erkens served as District Manager of the IGBCE’s Schleswig-Holstein district from 2010 to 2013 and Deputy District Manager of its Hamburg/Harburg district from 2005 to 2010. Mr. Erkens is a member of the supervisory board of Abbot GmbH in Wiesbaden, Germany.

MS. BEATE HAßDENTEUFEL became a member of the Supervisory Board on January 26, 2024. Ms. Haßdenteufel has served as Chair of the representative body for the severely disabled employees at our St. Wendel facility since 2013 and Deputy Chair of the St. Wendel works council since 2012. From 2022 to 2023, Ms. Haßdenteufel served as Second Deputy of the joint representative body for disabled employees at Fresenius SE.

MS. REGINA KARSCH became member of the Supervisory Board on January 26, 2024. Ms. Karsch has been the Executive Secretary to the Deputy Chair of the IGBCE in Hanover, Germany since 2022. Prior to her current position, Ms. Karsch served as a Trade Union Secretary of the IGBCE from 2020 to 2021, Head of the Diversity & Anti-Discrimination Department of the IGBCE from 2018 to 2020 and in other IGBCE positions from 2015 to 2017. Ms. Karsch holds a Master of Arts of Political Science and History degree from Gottfried Wilhelm Leibniz University in Hanover, Germany.

MR. FRANK MICHAEL PRESCHER became a member of the Supervisory Board on January 26, 2024. Mr. Prescher has been employed since 2017 as a Nursing Service Manager, at Nephrocare Mönchengladbach GmbH and has served as Chair of the works council of Nephrocare Mönchengladbach GmbH since 2016. From 1993 to 2016, Mr. Prescher worked in Technical Management at Dialysis Center Dr. Ropertz u. Dr. Jennessen. Mr. Prescher trained as a registered nurse at Franziskus Hospital in Mönchengladbach, Germany.

DR. MANUELA STAUSS-GRABO became a member of the Supervisory Board on January 26, 2024. Dr. Stauss-Grabo has been Vice President and Head of Global Biomedical Evidence Generation in the Global Medical Office of FME AG since 2022. From 2015 to 2022, Dr. Stauss-Grabo held various management and research positions in the Company’s Global Medical Office, including Vice President and head of Biomedical Evidence Generation (outside the U.S.) as well as Vice President and Head of Clinical Research for the EMEA region. Dr. Stauss-Grabo obtained a diploma in Biology from Julius-Maximilians University in Wuerzburg, Germany and a Ph.D. in Pharmacy from Phillips-University in Marburg, Germany.

Management Board

Each member of the Management Board is appointed by the Supervisory Board for a maximum term of five years and is eligible for reappointment thereafter. Initial appointments are typically limited to a term of three years. Our Supervisory Board has resolved a standard age limit for the Management Board members. Board members shall, as a rule, retire from the Management Board at the end of the calendar year in which they reach the age of 65 years. The Management Board member serving as the Global Chief Medical Officer, Mr. Franklin W. Maddux, MD, who was originally appointed for the period until the end of 2022, reached the aforementioned standard age limit. In view of Mr. Maddux’s extensive knowledge and the importance of the Global Medical Office in the Company’s operating model, the Supervisory Board resolved to appoint Mr. Maddux as a member of the Management Board for an additional five years, making an exception to the standard age limit. The exemption from the standard age limit is intended to ensure continuity of management in an area that is essential to our success.

The Management Board adopts resolutions at meetings by simple majority of votes cast, and outside the meetings by simple majority of its members. In case of a tie, the Chair of the Management Board has the casting vote.

The table below provides names, positions and terms of office of the current members of the Management Board and their ages:

			Year term
Name	Current Age	Position	expires
Ms. Helen Giza	56	Chief Executive Officer	2027
Mr. Craig Cordola	52	Management Board Member responsible for Care Delivery	2026
Mr. Martin Fischer	47	Chief Financial Officer	2026
Mr. Franklin W. Maddux, MD	66	Global Chief Medical Officer	2027
Dr. Katarzyna Mazur-Hofsäß	60	Management Board Member responsible for Care Enablement	2026

MS. HELEN GIZA was appointed Chief Executive Officer of the Company and Chair of the Management Board upon effectiveness of the Conversion. Previously, Ms. Giza was Chief Executive Officer and Chair of the Management Board of Management AG effective December 6, 2022 and Chief Financial Officer of the Management Board of Management AG effective November 1, 2019. Ms. Giza continued to serve as acting Chief Financial Officer of the Management Board of Management AG until a successor, Mr. Martin Fischer, was appointed for the position effective October 1, 2023. Prior to joining Fresenius Medical Care, she was Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals. Before joining the Takeda Corporate Executive Team, she served as Chief Financial Officer of Takeda’s U.S. business unit from 2008 to 2018. Prior to that, she held a number of key international finance and controlling positions, amongst others, at TAP Pharmaceuticals and Abbott Laboratories. On August 22, 2023, Ms. Giza was appointed a non-executive director on the Board of Directors of Resonetics, LLC. Ms. Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the Kellogg School of Management at Northwestern University in Evanston, Illinois, U.S.

MR. CRAIG CORDOLA was appointed Chief Executive Officer of Care Delivery and member of the Management Board of the Company as of January 1, 2024. Prior to joining the Company in 2024, he served in several executive roles with Ascension from 2017 through 2023, including Executive Vice President for Ascension Capital, Executive Vice President and Chief Operating Officer as well as President and Chief Executive Officer for Ascension Texas. Mr. Cordola has almost 30 years of experience in the health care industry, holding Chief Executive Officer roles and other senior leadership positions at several health care organizations, including the Memorial Hermann Health System, The University of Texas Health Science Center at Houston, and Texas Children’s Hospital.

MR. MARTIN FISCHER was appointed Chief Financial Officer and member of the Management Board of Management AG as of October 1, 2023 and became Chief Financial Officer and a member of the Management Board of the Company upon effectiveness of the Conversion. Prior to his appointment, Mr. Fischer was Head of Finance for Siemens Healthineers’ Diagnostics division based in Tarrytown, NY, USA since 2019. Previously, he headed the Board Office and Organizations function for Siemens Healthineers after leading the business plan and operating model development for the company’s initial public offering in March 2018. Prior to that, Mr. Fischer held a number of key international operational and finance positions in health care within Siemens AG. Mr. Fischer holds a degree in business informatics from the Reutlingen University of Applied Sciences and an MBA from Friedrich Alexander University, Nuremberg, Germany. He completed the Chief Financial Officer Program at Columbia Business School in New York, USA.

MR. FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board of Management AG effective January 1, 2020. Mr. Maddux became a member of the Management Board of the Company upon effectiveness of the Conversion. He is an expert nephrologist, IT entrepreneur and health care executive with more than 30 years of experience in health care. He joined the Company in 2009 and was appointed Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America in 2011, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent. His expertise and research interests have focused on quality care for chronic kidney disease patients around the world. He also serves as the Company’s board observer at Humacyte, Inc.

DR. KATARZYNA MAZUR-HOFSÄß was designated Chief Executive Officer of Care Enablement and the member of the Management Board of Management AG responsible for Care Enablement effective January 1, 2022 and became Chief Executive Officer of Care Enablement and Management Board member of the Company responsible for Care Enablement upon effectiveness of the Conversion. She was previously appointed Chief Executive Officer for our former Europe, Middle East and Africa segment effective September 1, 2018. From 2013 until 2018, she was president for the Europe, Middle East and Africa region at the med-tech company Zimmer Biomet. In her 25 year-professional career, Dr. Mazur-Hofsäß gained extensive international experience in executive general management positions. She is a physician by educational background and holds a Ph.D. from Gdansk Medical University in Poland as well as an MBA from the Warsaw School of Economics and the University of Minnesota. Dr. Mazur-Hofsäß is a non-executive member of the Board of Directors of Smith & Nephew plc.

Former Board Members

The following former members of the Supervisory Board of the Company who held office during 2023, Dr. Dieter Schenk, Mr. Rolf A. Classon, Dr. Dorothea Wenzel and Prof. Dr. Gregor Zünd, were not available for election at the Extraordinary General Meeting of the Company on July 14, 2023 and retired from the Supervisory Board of the Company when the change in the Company’s legal form took effect on November 30, 2023. Additionally, Mr. William Valle was a member of the Management Board from February 17, 2017 until his retirement on December 31, 2023. For biographical information on these former board members, see our Annual Report on Form 20-F for the year ended December 31, 2022 which is available on the SEC’s website.

B.	Compensation

We are exempt from NYSE and SEC rules requiring listed companies to maintain compensation committees consisting of independent directors. We are also not subject to the compensation disclosure provisions of SEC Regulation S-K, which include a requirement to provide a “Compensation Discussion and Analysis” explaining the material elements of the compensation paid to a company’s CEO, CFO, and certain other highly compensated executive officers or employees. See Item 16G, “Corporate Governance.” Instead, as a German publicly-held company, we prepare a Compensation Report in accordance with the requirements of the German statutory provisions referred to below. Set forth below is a convenience translation of the Compensation Report of FME AG for the fiscal year 2023, substantially in its entirety. Definitions expressly set forth in this Compensation Report are applicable solely to the Compensation Report.

The Compensation Report of Fresenius Medical Care AG (Company) for the fiscal year 2023 (Fiscal Year) was prepared in accordance with the requirements of Section 162 of the German Stock Corporation Act (Aktiengesetz – AktG). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of Section 162 paragraph 1 AktG awarded and due to current and former members of the management board and of the supervisory board in the Fiscal Year and benefits within the meaning of section 162 paragraph 2 AktG awarded or promised to members of the management board.

The 2023 Annual General Meeting (AGM) of the Company approved the Compensation Report for 2022 with a majority of approximately 61.08% of the votes cast. The relatively low approval rate compared to the previous year (approximately 94.87%) is, as far as can be seen, due to criticism from shareholders regarding the amount of compensation awarded to a former member of the Management Board in 2022. This did not relate to the manner of reporting. The management board of the Company (Management Board) and the supervisory board of the Company (Supervisory Board) are therefore reaffirmed in the manner of reporting. The structure of the Compensation Report for the Fiscal Year and the level of detail of the information provided are essentially the same as in the previous year.

As scheduled, the Supervisory Board will submit a completely reviewed and revised compensation system for approval at the Company’s 2024 AGM, which will apply to the compensation of the Management Board from 2024 (Compensation System 2024+). An outlook for the Compensation System 2024+ can be found at the end of this Compensation Report in the section “Outlook for compensation-related changes.”

By referring to our and other websites throughout this Compensation Report, we do not intend to incorporate any information on our and other websites into this report, and any information on our and other websites should not be considered to be part of this report, except as expressly set forth herein.

The Fiscal Year in retrospect

The compensation awarded and due to the members of the Management Board in the Fiscal Year rewarded their performance in achieving the strategic goals in the Fiscal Year. At the same time, it provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders. Therefore, the compensation of the members of the Management Board made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group.

Business performance and economic environment

The general conditions for the business of Fresenius Medical Care stabilized over the course of the Fiscal Year and in some cases developed better than expected.

However, the overall economic environment remained challenging in the Fiscal Year and, as in 2022, business performance was impacted by inflation-related cost increases and unfavorable exchange rate effects. The government support received in 2022 in connection with the COVID-19 pandemic, particularly in the U.S., was also discontinued in the Fiscal Year.

Despite these macroeconomic challenges, the Fiscal Year evidenced a trend towards improving treatment volumes globally. Also, both the labor market in the U.S. and the inflationary environment stabilized.

The positive effects of the far-reaching turnaround measures introduced had an opposing effect to these burdens. Growing savings in connection with the “FME25” transformation program, an accelerated improvement in operating performance in the course of the Fiscal Year and the positive effect of the Tricare settlement with the U.S. government led to an increase in the earnings forecast over the course of the year. At the end of the Fiscal Year, the financial forecasts were achieved or exceeded.

Short-term incentive target achievement for the Fiscal Year

The business performance in the Fiscal Year was reflected by an overall target achievement of 115.40% for the short-term variable compensation component (short-term incentive) for the Fiscal Year. For further details see the section “Short-term incentive – MBBP 2020+.”

Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year

The performance period of the allocation made in 2021 under the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) as a long-term variable compensation component (long-term incentive) ended upon the end of the Fiscal Year. The target achievement was governed by the 2021, 2022 and 2023 performance periods. The annual target values and the target achievement were each as shown in the following table:

Target values and target achievement for the allocation 2021 under the MB LTIP 2020
	Target values			Actual values			Target achievement
						According	Per
				As	Adjust-	to plan	performance
	0%	100%	200%	reported	ments (1)	terms	target	Annual
2021
Revenue growth	≤ 1%	= 6%	≥ 11%	(1.3)%	3.1%	1.8%	16%
Net income growth	≤ 0%	= 5%	≥ 10%	(16.8)%	2.4%	(14.4)%	0%	5%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	4.9%	—%	4.9%	0%

2022
Revenue growth	≤ 1%	= 6%	≥ 11%	10.1%	(8.0)%	2.1%	22%
Net income growth	≤ 0%	= 5%	≥ 10%	(30.5)%	(6.1)%	(36.6)%	0%	7%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	3.3%	—%	3.3%	0%

2023
Revenue growth	≤ 1%	= 6%	≥ 11%	0.3%	5.2%	5.5%	90%
Net income growth	≤ 0%	= 5%	≥ 10%	(25.9)%	1.6%	(24.3)%	0%	30%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	2.8%	—%	2.8%	0%

Overall Target Achievement								14%
(1)	Revenue growth and net income growth were according to the plan terms of the MB LTIP 2020 determined at constant currency. For information regarding our presentation of certain key performance measures in constant currency, see Item 5, “Operating and financial review and prospects – I. Performance management system.”

The compensation under the MB LTIP 2020 vests on the third anniversary after the respective allocation and is required to be invested in shares of the Company acquired on the stock exchange which are to be held for at least one year. In accordance with recommendation G.10 of the German Corporate Governance Code (GCGC), the members of the Management board cannot dispose of the corresponding amounts before four years have passed since the respective allocation.

The amounts to be invested in shares of the Company from the allocation for 2021 can be determined only after vesting in 2024 and will be disclosed in the Compensation Report for 2024.

Details on the amounts to be invested in shares of the Company in the Fiscal Year from the allocation for 2020 can be found in the section “Vested amounts (Allocation 2020).”

Compensation-relevant changes in the Management Board

The company has completed the realignment of its operating model under the FME25 program and, since the beginning of the Fiscal Year, has been operating under a significantly simplified structure with two global segments: Care Enablement and Care Delivery. The allocation of responsibilities of the Management Board had already been adjusted to the realigned operating model as of January 1, 2022. As in the previous year, the elimination of Management Board functions with regional responsibility associated with the realignment of the operating model meant that the short-term incentive for the Fiscal Year for all members of the Management Board in accordance with the applicable “Compensation System 2020+” was exclusively subject to performance targets that were measured at Group level (globally) and no longer also partially at regional level.

Mr. Martin Fischer has been appointed as the new Chief Financial Officer (CFO) of Fresenius Medical Care with effect from October 1, 2023. Mr. Fischer took over this role from Ms. Helen Giza, who was appointed Chairwoman of the Management Board in December 2022 and continued in the CFO role on an interim basis until the end of September 30, 2023.

The member of the Management Board Mr. William Valle left the Management Board at the end of the Fiscal Year. Mr. Valle has been succeeded by Mr. Craig Cordola, who has been appointed a member of the Management Board effective January 1, 2024. More detailed information on the agreements concluded with Mr. Valle in connection with his departure from the Management Board can be found in the section “Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year.” In this Compensation Report, the compensation for Mr. Valle is reported together with the compensation of the current members of the Management Board because Mr. Valle was a member of the Management Board for the entire Fiscal Year. This is in line with previous practice in comparable cases.

The Company’s structure and corporate bodies’ compensation

Until November 30, 2023, the Company had the legal form of a partnership limited by shares (KGaA) with the company name “Fresenius Medical Care AG & Co. KGaA”. The business of the Company in the legal form of a KGaA was managed by its general partner, Fresenius Medical Care Management AG (General Partner), represented by its management board. In the legal form of a KGaA, the Company did not have its own management board.

The Extraordinary General Meeting of the Company on July 14, 2023 resolved to convert the Company into a stock corporation (Aktiengesellschaft – AG) by way of a change of legal form in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz) (change of legal form). The change of legal form became effective upon registration with the commercial register of the competent local court in Hof (Saale), Germany, on November 30, 2023. Since then, the Company has had the legal form of an AG with the company name “Fresenius Medical Care AG”.

The General Partner Fresenius Medical Care Management AG exited the Company when the change of the Company’s legal form became effective. The management of the Company and the conduct of its business are now no longer the responsibility of a general partner, but of the Company’s Management Board.

The members of the management board of the General Partner exited the General Partner in the course of the change of legal form and were appointed as members of the Company’s Management Board by the Supervisory Board of the Company. The service agreements of the members of the Management Board were transferred from the General Partner to the Company at unchanged conditions. The change of legal form therefore does not lead to any changes in the compensation of the members of the Management Board.

For further information on the change of legal form and the Company’s corporate governance as well as on the corporate bodies of the Company and their composition, see the Company’s Declaration on Corporate Governance (Erklärung zur Unternehmensführung) for the Fiscal Year, which is publicly available on the Company’s website.

Against this background, the Company’s Compensation Report for the Fiscal Year includes both information on the compensation of the members of the management board of Fresenius Medical Care Management AG, insofar as it was the general partner of the Company in the Fiscal Year (i.e., until the change of the Company’s legal form took effect on November 30, 2023), and information on the compensation of the members of the Company’s Management Board since the change of legal form took effect. Information on the Management Board in this Compensation Report relates to the management board of the General Partner for the period until the change of legal form took effect and to the Management Board of the Company for the period after the change of legal form took effect.

As in previous years, the Company’s Compensation Report also includes information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in addition to information on the compensation of the members of the Supervisory Board of the Company. However, information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG is limited to the period for which it was the general partner of the Company (i.e., until the change of the Company’s legal form took effect on November 30, 2023). The corresponding information can be found in the section “Compensation of the members of the supervisory board.”

General Partner’s compensation

Pursuant to Article 7 paragraph 4 of the Company’s Articles of Association as in effect until the Company’s change of legal form, Fresenius Medical Care Management AG as general partner received non-profit-and-loss-related annual compensation of 4% of its share capital for managing the Company’s affairs and the liability associated therewith. The claim only existed for the period until the change of the Company’s legal form took effect and the General Partner exited the Company, i.e. for the period until November 30, 2023. The General Partner’s share capital amounted to €3 M in the Fiscal Year. The compensation due in this respect in the Fiscal Year was therefore €110 THOUS.

In addition, pursuant to Article 7 paragraph 3 of the Company’s Articles of Association in the version applicable until the effectiveness of the Company’s change of legal form, the General Partner was reimbursed for any expenses incurred in connection with managing the Company’s affairs until November 30, 2023. This includes, in particular, the compensation of the members of its management board and its supervisory board.

Compensation Governance of the members of the Management Board

Until effectiveness of the Company’s change of legal form on November 30, 2023, the General Partner’s supervisory board was responsible for determining the compensation of the members of the Management Board. The General Partner’s supervisory board was supported in this by a personnel committee established from among its members, the Human Resources Committee, which was also responsible for the tasks of a compensation committee. The Human Resources Committee consisted of Mr. Michael Sen (Chairman), Dr. Dieter Schenk (Deputy Chairman) and Mr. Rolf A. Classon.

Since the Company’s change of legal form took effect, the Company’s Supervisory Board has been responsible for determining the compensation of the members of the Management Board. The Company’s Supervisory Board is supported in this by the Compensation Committee formed from among its members, which as a rule includes two shareholder representatives and two employee representatives from the Supervisory Board. In the Fiscal Year, only the shareholder representatives Ms. Pascale Witz (Chairwoman) and Mr. Shervin J. Korangy (both since the change of legal form took effect) have been members of the Compensation Committee.

Resolutions on the determination of compensation were or are passed by the relevant supervisory board as a whole. The Human Resources Committee of the supervisory board of the General Partner and the Compensation Committee of the Supervisory Board of the Company prepared or prepare the resolutions.

The Supervisory Board of the Company in the legal form of an AG has adopted the resolutions of the supervisory board of the General Partner concerning the compensation of the members of the Management Board. This also applies in particular to the respective plan terms that apply to the short-term and long-term incentives of the members of the Management Board. In this respect, too, the Company’s change of legal form does not result in any changes to the compensation of the members of the Management Board.

Unless otherwise indicated, the following information on the compensation of the members of the Management Board relates to the members of the Management Board of the Company currently in office or in office until the end of the Fiscal Year. In the Fiscal Year until the change of the Company’s legal form took effect, these were each members of the management board of the General Partner. For the amounts, see the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.”

For information on compensation of former members of the Management Board of the Company or of the management board of the General Partner in the Fiscal Year, including the amounts of such compensation, see the section “Former Management Board members’ compensation.”

Compensation systems applying to compensation in the Fiscal Year

The compensation of the Management Board members for the Fiscal Year was determined in accordance with the “Compensation System 2020+”, which was approved by the Company’s AGM on August 27, 2020 with a majority of more than 95% of the votes cast and implemented in the service agreements of the members of the Management Board. The compensation components awarded and due in the Fiscal Year under the provisions of the Compensation System 2020+ are in accordance with the Compensation System 2020+.

The main elements of the Compensation System 2020+ are set out in this Compensation Report in the section “The Compensation System 2020+.”

The Compensation System 2020+ and the compensation awarded or due in the Fiscal Year are in each case in accordance with the relevant recommendations of the GCGC in the version dated April 28, 2022. Any deviations from the recommendations of the GCGC are disclosed in accordance with legal requirements.

To the extent that compensation based on multi-year variable compensation which had been allocated prior to the applicability of the Compensation System 2020+ was paid out to members of the Management Board in the Fiscal Year, this was done in accordance with the respectively applicable compensation systems previously approved by the Company’s AGM.

See the section “Variable compensation components from allocations made prior to the Compensation System 2020+” for details on such multi-year variable compensation.

Horizontal and vertical compensation reviews

In determining the individual Management Board members’ total compensation, the Supervisory Board takes into account their different functions and responsibilities within the Management Board and the Company’s economic situation. Furthermore, the Supervisory Board takes into account that the total compensation should also be appropriate considering the relevant market practice and benchmarks, using results of vertical and horizontal compensation reviews and external benchmark data. In addition, the total compensation contractually agreed with each member of the Management Board takes into account the best interest of the Company to retain the Management Board members and to attract potential new candidates for the Management Board.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the Supervisory Board conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary and the target short-term incentive amount and the allocation amount under the long-term incentive) and the relevant underlying components contractually agreed with each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. To this end, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups, which include DAX companies as well as U.S. companies that operate in a comparable sector and are of a comparable size. In view of the change in the Company’s index membership from DAX to MDAX in the Fiscal Year, also the corresponding compensation data for MDAX companies was used. For the Fiscal Year, the DAX and MDAX companies in the composition of December 31, 2022 and – depending on the specific tasks of the relevant member of the Management Board – the following companies listed in the U.S. were used: Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Elevance Health, Inc. (previously Anthem Inc.), Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc and UnitedHealth Group Incorporated.

The Supervisory Board also conducts a vertical review with respect to the compensation levels of the Company’s employees when determining the compensation system and the compensation of the Management Board members. For this purpose, the ratio between the average compensation of the Management Board and that of the upper management of the Company’s group in Germany was determined for the Fiscal Year in accordance with the Compensation System 2020+. The “upper management of the Company’s group in Germany” included all employees having a position of Vice President and above and reporting to a Management Board member. In addition, the ratios between the average compensation of the Management Board, of the employees of the Company’s group in Germany and of the employees of the Company’s group worldwide were determined. When conducting the vertical review, the Supervisory Board in accordance with recommendation G.4 of the GCGC also took into account the development of compensation levels over time.

On the basis of the compensation reviews it carried out in the Fiscal Year, the Supervisory Board came to the conclusion that the compensation of the Management Board is appropriate in terms of both its structure and amount.

The Compensation System 2020+

The guiding principles and components of the Compensation System 2020+ and the compensation structure as well as the caps and maximum compensation under the Compensation System 2020+ are described in detail below.

Guiding principles of the Compensation System 2020+

The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the company’s business and to reward them based on their duties and performance as well as their success in managing the company’s economic and financial position giving due regard to the peer environment, and to make a significant contribution to the implementation and further development of the business strategy.

The Compensation System 2020+ was developed based on the following guiding principles. Due to the realignment of the operating model under the FME25 program and the associated elimination of Management Board functions with regional responsibility, only global and no regional performance targets were applied in the Fiscal Year, as in the previous year. Further, the Compensation System 2020+ also complies with the recommendations of the GCGC in the currently applicable version of April 28, 2022.

Components of the Compensation System 2020+

The following overview shows the compensation components and further design elements of the Compensation System 2020+, which are described in more detail below.

Compensation structure under the Compensation System 2020+

The compensation structure of the target total direct compensation for a full fiscal year consists of 29% base salary, 31% short-term incentive and 40% long-term incentive.

Owing to a 71% share of performance-based variable compensation components in the target total direct compensation, the compensation of the Management Board is, as a whole, performance-based. Owing to a 40 % long-term incentive share (i.e., 56 % of variable compensation components) in the target total direct compensation, the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

Caps and maximum compensation

The Management Board members’ total compensation under the Compensation System 2020+ is limited, for one thing, by a cap applying to each variable compensation component and, for another, by maximum compensation.

For the short-term incentive, the target achievement and payout are capped at 120% of the relevant target amount. For the long-term incentive, the target achievement is capped at 200% for each allocation. In addition, the amounts received from each allocation of the long-term incentive are capped at 400% of the allocation amount, thus also capping the opportunity of benefiting from the Company’s share price development in the relevant vesting period. The Supervisory Board has further agreed a cap option for the variable compensation components in the event that extraordinary developments occur. In the Fiscal Year, there was no reason for the Supervisory Board to make use of this cap option.

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
Maximum amount of the LTI (2)
1.35 times base salary
Allocated amount of the LTI (2)
1.05 times base salary
Target amount of the STI (1)
120% target achievement cap
Maximum amount of the STI (1)
Fixed components
Fixed components
Fixed components
Minimum
at 0% target achievement for variable components
Target Compensation
at 100% target achievement
Maximum
at maximum target achievement level and achievable payout opportunity for variable compensation components

(1) Short-Term Incentive (STI)
(2) Long-Term Incentive (LTI)

The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member’s service agreement. Under the Compensation System 2020+ and the allocation of responsibilities on which it is based, and in accordance with the respective service agreement, it amounts to €12,000 THOUS or $13,434 THOUS for the Chairperson of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America (now responsible for Care Delivery) and €7,000 THOUS or $7,836 THOUS for any other Management Board function.

Compliance with maximum compensation (Allocations 2020)

Compliance with the maximum compensation under the Compensation System 2020+ could for the first time be reviewed in the Fiscal Year since the vesting period for the long-term incentive allocated in 2020 only ended in the Fiscal Year and the amount earned in this respect was determined. The individual maximum compensation amounts for the respective members of the Management Board for 2020 were in each case complied with. It was not necessary to reduce the payout amount of the long-term incentive (as provided for in the Compensation System 2020+ in order to avoid exceeding the maximum compensation if necessary). The details are shown in the following table:

Compliance with the maximum compensation of the members of the Management Board then in office for 2020
in € THOUS	Current members of the Management Board and members in office until the end of the Fiscal Year
	Helen Giza		Franklin W. Maddux, MD(1)	Dr. Katarzyna Mazur-Hofsäß	William Valle(1)

Base salary	855		822	910	1,394
Fringe benefits	320		205	33	333
Pension expense	—		—	—	4,152	(2)
Total fixed components	1,175		1,027	943	5,879
Short-term incentive	839		806	1,050	1,443
Long-term incentive (MB LTIP 2020)	387		336	372	570
Total variable components	1,226		1,142	1,422	2,013
Total compensation for 2020	2,401		2,169	2,365	7,892
Cap short-term incentive	1,077		1,036	1,147	1,756
Cap long-term incentive	4,617		4,439	4,914	7,528
Maximum compensation	7,000	(3)	7,000	7,000	9,500

in € THOUS	Former members of the Management Board
	Rice Powell (1)	Dr. Olaf Schermeier		Kent Wanzek (1)	Harry de Wit

Base salary	1,804	725		808	735
Fringe benefits	438	137		216	327
Pension expense	—	504	(4)	474	619	(4)
Total fixed components	2,242	1,366		1,498	1,681
Short-term incentive	1,770	711		793	754
Long-term incentive (MB LTIP 2020)	739	297		331	301
Total variable components	2,509	1,008		1,124	1,055
Total compensation for 2020	4,751	2,374		2,622	2,736
Cap short-term incentive	2,273	914		1,018	926
Cap long-term incentive	9,742	3,915		4,363	3,969
Maximum compensation	12,000	7,000		7,000	7,000
(1)	The maximum compensation of Messrs. Franklin W. Maddux MD, William Valle, Rice Powell and Kent Wanzek for 2020 is agreed in U.S. dollar. For the presentation in this table, the U.S. dollar amounts were translated with the exchange rate of €1/$1.11947 used when the maximum compensation in the Compensation System 2020+ was determined, which is why the amounts set out herein may deviate from the amounts set out in other tables of this Compensation Report or in tables of previous Compensation Reports.
(2)	The pension commitment was made in 2020. The pension expense set out herein includes the past service cost which relates to the service period rendered since the appointment as a member of the Management Board.
(3)	In 2020, Ms. Helen Giza was CFO. Therefore, the maximum compensation amount applicable to the CFO applies to her maximum compensation for 2020.
(4)	The base salary of Dr. Olaf Schermeier and Mr. Harry de Wit was adjusted in 2020. The pension expense set out herein includes the past service cost recognized in 2020 to account for the salary adjustments.

Malus and clawback

Under the Compensation System 2020+, the Supervisory Board is entitled to withhold or reclaim variable compensation components in cases of a Management Board member’s misconduct or non-compliance with his or her duties or internal Company guidelines, considering the characteristics of the individual case. Within this framework, the Supervisory Board ensures that contractual provisions are in place determining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components.

In the Fiscal Year, there was no reason for the Supervisory Board to make use of these authorizations.

Management Board members’ compensation

The compensation awarded or due in the Fiscal Year to the current Management Board members and members in office until the end of the Fiscal Year will be described in more detail below. Tables showing their respective total compensation are set out in the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.” Information on the compensation for Management Board members that ceased to hold office before expiry of the Fiscal Year are set out in the section “Former Management Board members’ compensation.”

The compensation awarded and due to the members of the Management Board in the Fiscal Year consisted of fixed and variable components:

–	fixed compensation, consisting of a base salary and fringe benefits,
–	one-year variable compensation (short-term incentive) and
–	multi-year variable compensation (long-term incentive), consisting of payments under share-based cash-settled compensation allocated in previous years.

Fixed compensation components

The Management Board members receive a base salary and fringe benefits as fixed compensation components.

In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their individual service agreements mainly comprised the private use of company cars or the payment of a mobility allowance, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member is personally taxable. See the section “Further information” for details of such tax equalization compensation.

In addition, individual contractual pension commitments have been made to individual Management Board members. Payments to the Management Board members under pension commitments will only become due when the covered event occurs. The pension commitments are set out in the section “Pension commitments.”

Variable compensation components

The variable compensation components under the Compensation System 2020+ comprise a short-term and a long-term incentive, the latter of which providing for the mandatory holding of shares in the Company.

Compensation from this long-term incentive component was earned for the first time in the Fiscal Year and had to be invested in shares in the Company acquired on the stock exchange which must be held for at least one year. Details on the amounts invested from the allocation for 2020 in the Fiscal Year can be found in the section “Vested amounts (Allocation 2020).”

Details on the target values and target achievement to the allocation of the long-term incentive component made in 2021 can be found in the section “Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year.” The amounts from the allocation for 2021 will not vest until 2024 and must then be invested in shares of the Company.

In addition, some Management Board members received a long-term incentive from outstanding compensation components allocated in previous years under any of the compensation systems applicable until December 31, 2019. For more detailed information, see the section “Variable compensation components from allocations made prior to the Compensation System 2020+.”

Variable compensation components under the Compensation System 2020+

The variable compensation components applicable under the Compensation System 2020+ to activities in the Fiscal Year are shown in the following overview:

Short-term incentive – MBBP 2020+

Under the Compensation System 2020+, the Management Board members are entitled to receive a short-term incentive in accordance with the Fresenius Medical Care Management Board Bonus Plan 2020+ (MBBP 2020+), which may result in a cash payment. The short-term incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The short-term incentive is linked to the achievement of three financial targets and one non-financial performance target.

The target short-term incentive amount to be allocated to each Management Board member (which is paid out at a target achievement level of 100%) equals 105% (multiplier of 1.05) of the relevant base salary of the respective Management Board member.

Functioning

The functioning of the MBBP 2020+ is shown in the following chart:

The short-term incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 20% to operating income, 40% to net income and 20% to the achievement of specific and measurable sustainability criteria.

The Supervisory Board defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 120% (cap). The following applies to each of the financial performance targets: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 120%. If the financial performance values achieved are between the relevant target values for a target achievement of 0% to 50%, 50% to 100% or 100% to 120%, the relevant target achievement is determined by linear interpolation.

The short-term incentive is paid out in the year following the year of target achievement.

Link to strategy

The financial performance targets (revenue, operating income, net income) reflect key performance indicators or important financial performance indicators of the Company and support the Company’s strategy of achieving sustainable, profitable growth. The key success factors for continuous growth in revenue are to attract new customers for products as well as new patients to increase the number of treatments performed annually, and also to be successful in the other business areas in the health care sector. Operating income and net income reflect the company’s ability to operate profitably.

The non-financial performance target reaffirms the Company’s commitment to using sustainability as an important performance indicator in the implementation of its strategy and to linking the compensation of the Management Board even more closely to the sustainability-related development of the Company. The sustainability target, which relates to different sustainability areas, reflects the Company’s commitment and strategy with respect to environmental, social and governance aspects (ESG).

Financial performance targets

By measuring the performance targets at Group (global) level and – until 2021 depending on the relevant Management Board member’s function – at regional level, both the financial performance of the individual regions and that of the group were reflected.

The realignment of the company’s operating model under the FME25 program and the elimination of Management Board functions with regional responsibility had the effect that the short-term incentive for the Fiscal Year for all members of the Management Board, in accordance with the Compensation System 2020+, as in the previous year was subject exclusively to performance targets measured at Group (global) level and no longer also partially at regional level.

The target values applied to the financial performance targets in the Fiscal Year and their achievement are set out in the table below.

Short-Term Incentive – Target values and target achievement in the Fiscal Year
								Target
	Target values (1)				Actual values			achievement
						Adjust-	According to
	0%	50%	100%	120%	As reported	ments (2)	plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %

Revenue	≤ 18,201	= 19,414	= 20,223	≥ 22,245	19,454	1,139	20,593	103.66
Operating income	≤ 931	= 1,041	= 1,096	≥ 1,260	1,369	52	1,421	120.00
Net income	≤ 319	= 357	= 375	≥ 450	499	25	524	120.00
(1)	According to the plan terms, the target values had to be adjusted by the amounts from effects resulting from strategic portfolio divestments. The target values shown here already include these adjustments and are therefore only to a limited extent comparable with the underlying financial figures.
(2)	According to the plan terms, the financial figures underlying the target achievement were translated at the exchange rates that were applied for the determination of the target values to ensure comparability. Furthermore, one-time costs in connection with the Company’s change of legal form were excluded when determining the target achievement.

Sustainability target

In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term incentive. The non-financial performance target reaffirms the Company’s commitment to integrating sustainability into its corporate strategy and implementing its global sustainability goals.

For the Fiscal Year, the Supervisory Board defined three equally weighted sustainability criteria as non-financial performance target for the short-term incentive: patient satisfaction, employee satisfaction and the development of a measurable sustainability assessment of the company’s product and service portfolio.

Patient satisfaction was determined using the Net Promoter Score (NPS). The NPS is a strategically relevant measure of patient satisfaction with the company’s services. The NPS is determined on the basis of patient surveys conducted as part of Fresenius Medical Care’s global Patient Experience Program.

The company has set itself the target of achieving an NPS value of at least 70 every year. This corresponds to a target achievement of 100% for the Fiscal Year. For the sustainability criterion “patient satisfaction”, the Supervisory Board in addition to the requirements of the Compensation System 2020+ also set a target value for a target achievement of 75%. This was intended to adequately reflect the high ambition of the corporate target, the achievement of which is required to reach 100% of the target, compared to industry benchmarks. Insofar as the figures determined for the NPS were between the respective target values for target achievement of 50% to 75%, 75% to 100% or 100% to 120%, target achievement was determined by linear interpolation. If the target value for target achievement of 50% was not achieved, the target achievement for the sustainability criterion “patient satisfaction” was 0%.

The target achievement for the sustainability criterion “patient satisfaction” was 120.00%.

Short-Term Incentive – Sustainability criterion Patient Satisfaction
	Target values					Target achievement
	0%	50%	75%	100%	120%	Absolute	Relative
	in points	in points	in points	in points	in points	in points	in %
Net Promoter Score	< 50	=50	=57	=70	≥ 72	72	120.00

The sustainability criterion “employee satisfaction” is another strategically relevant indicator and was measured using the Employee Engagement Index (EEI). As part of a group-wide survey, the company evaluated employee feedback on positive aspects of the working environment as well as opportunities for improvement. The company determined the employee engagement score by asking how many employees would say positive things about Fresenius Medical Care, how many intend to stay at Fresenius Medical Care and how many are motivated to perform well at Fresenius Medical Care. For the EEI, the answers were rated on a scale from one (I strongly disagree) to six (I strongly agree). From this, the company derived the point value for employee satisfaction.

Also for the sustainability criterion “employee satisfaction”, the Supervisory Board in addition to the requirements of the Compensation System 2020+ also set a target value for target achievement of 75%. Where the figures determined for the EEI were between two defined target values, the target achievement was determined by linear interpolation.

The target achievement for the sustainability criterion “employee satisfaction” was 100.00%.

Short-Term Incentive – Sustainability criterion Employee Satisfaction
	Target values					Target achievement
	0%	50%	75%	100%	120%	Absolute	Relative
	in points	in points	in points	in points	in points	in points	in %
Employee Engagement Index	≤ 4.0	= 4.1	= 4.3	= 4.4	≥ 4.6	4.4	100.00

The third sustainability criterion for the Fiscal Year concerned the development of a measurable assessment of the company’s product and service portfolio in terms of sustainability aspects. The measures incentivized by this performance target serve to create the basis for evaluating the sustainability performance of the company’s products and services available on the market, measuring it quantitatively in the future and aligning it with an even more sustainable profile. This performance target is in line with the company’s goal of carrying out an assessment of the sustainability performance of the relevant product and service portfolio by 2026.

Six sub-targets were assessed for target achievement. To achieve 50% of the target, four of these sub-targets had to be met: (i) the creation of a list of the portfolio covering at least 95% of relevant revenue. On this basis, (ii) a methodology and minimum criteria had to be defined with which the company’s key products and services could be quantitatively assessed from a sustainability perspective. In addition, (iii) a process for data collection and internal company responsibilities for the continuous assessment of the portfolio from a sustainability perspective had to be defined. The fourth sub-target related to (iv) proving the suitability of the defined measures on the basis of a successfully completed data dry-run. This had to be carried out with one product and one service with a high proportion of revenue. To achieve 100% of the target, the Management Board also had to develop a plan for the gradual introduction of the future sustainability assessment of the portfolio, which would cover at least 95% of revenue by 2026. This is in line with the corresponding corporate target. To achieve 120% of the target, the Management Board also had to create the conditions for the number of products and services covered by the data dry-run and their share of revenue to be reported as audited figures in the company’s non-financial reporting for the Fiscal Year.

For the sustainability criterion relating to the sustainability assessment of the company’s product and service portfolio, no target achievement between two defined target values was possible. Therefore, no linear interpolation was provided for.

The target achievement for this third sustainability criterion was 120.00%.

The overall target achievement for the sustainability target was 113.33% and was determined on the basis of a third-party audit.

The target achievement for the sustainability target and the individual, equally weighted sustainability criteria are shown in the following table:

Short-Term Incentive – Sustainability target achievement in the Fiscal Year in %
Target achievement per sustainability criterion			Sustainability target achievement
		Sustainability assessment of the
Patient Satisfaction	Employee Satisfaction	product and service portfolio

120.00	100.00	120.00	113.33

Overall target achievement

The degree of the overall target achievement for the short-term incentive is determined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the respective overall target achievement with the target short-term incentive amount results in the final short-term incentive amount. After the corresponding resolution of the Supervisory Board, the final short-term incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final short-term incentive amount is also capped at 120% of the respective target short-term incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement for the Fiscal Year:

Short-Term Incentive – Overall target achievement in the Fiscal Year in %
Target achievement (weighting)				Overall target achievement
Revenue	Operating income	Net income	Sustainability target
(20%)	(20%)	(40%)	(20%)
103.66	120.00	120.00	113.33	115.40

The amounts to be paid out to the individual Management Board members in 2024 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, can be found in the following table:

Short-Term Incentive – Amounts to be paid in 2024 for the performance in the Fiscal Year in € THOUS
					Overall
					target
			Target		achievement	Payout
	Base salary	Multiplier	amount	Cap (120%)	in %	amount

Helen Giza (1)	1,665	1.05	1,748	2,098	115.40	2,017
Martin Fischer (2)	200	1.05	210	252	115.40	242
Franklin W. Maddux, MD (1)	980	1.05	1,029	1,235	115.40	1,188
Dr. Katarzyna Mazur-Hofsäß	1,064	1.05	1,117	1,340	115.40	1,289
William Valle (1)	1,526	1.05	1,602	1,922	115.40	1,849
(1)	Note for the amounts as set out herein that the compensation benefits for Ms. Helen Giza as well as Messrs. Franklin W. Maddux, MD and William Valle are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.
(2)	Mr. Martin Fischer was appointed as a member of the Management Board as of October 1, 2023, and correspondingly receives the Short-Term Incentive for the Fiscal Year on a pro-rated basis.

The corresponding information on the short-term incentive paid out in the Fiscal Year for the performance in 2022 was previously disclosed in the Compensation Report for the fiscal year 2022. A convenience translation of which was included in our Annual Report on Form 20-F for 2022.

Long-term incentive – MB LTIP 2020

On the basis of the Compensation System 2020+, Performance Shares were allocated to the Management Board members in the Fiscal Year under the MB LTIP 2020 as a long-term incentive.

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

Functioning

The functioning of the MB LTIP 2020 is shown in the following chart:

The Supervisory Board defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap). The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpolation. At the end of the three-year performance period, the Supervisory Board determines the overall target achievement by taking the average of the target achievement levels for the three performance targets in the applicable three-year performance period. The three performance targets are equally weighted.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares (the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount.

The proceeds from the Performance Shares (after taxes and duties) are transferred to a bank, which uses them to purchase shares in the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. The members of the Management Board can therefore only dispose of this long-term incentive after a period of at least four years.

Link to strategy

The three performance targets revenue growth, net income growth and return on invested capital (ROIC) were selected because they provide effective incentives that the Company’s investments achieve a certain return and thus promote long-term, profitable growth and an attractive total return for shareholders. These performance targets form part of the Company’s key performance indicators or important financial performance indicators and support the execution of the Company’s long-term strategy.

Allocation in the Fiscal Year

The target achievement levels of the performance targets revenue growth and net income growth for the allocation in the Fiscal Year – as for the allocation in the previous year – are calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. To ROIC, annual target values apply. The respective target values are disclosed after the end of the three-year performance period.

In the Fiscal Year, the Performance Shares shown in the following table were allocated; their number was determined taking into account the allocation amount (base salary multiplied by the multiplier) and the value per Performance Share on the allocation date.

Performance Shares allocated in the Fiscal Year under the MB LTIP 2020
				Value per
				Performance	Number of
				Share	Performance
	Base salary	Multiplier	Allocation amount	at allocation (1)	Shares	Cap (400%)
	in € THOUS		in € THOUS	in €		in € THOUS

Helen Giza (2)	1,665	1.35	2,248	33.52	67,568	8,992
Martin Fischer (3)	200	1.35	270	38.37	7,037	1,080
Franklin W. Maddux, MD (2)	980	1.35	1,323	33.52	39,790	5,292
Dr. Katarzyna Mazur-Hofsäß	1,064	1.35	1,436	33.52	42,852	5,744
William Valle (2)	1,526	1.35	2,060	33.52	61,938	8,240
(1)	The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date, which is why it may deviate from the Fair Value according to IFRS 2.
(2)	Note for the amounts as set out herein that the compensation benefits for Ms. Helen Giza as well as Messrs. Franklin W. Maddux, MD and William Valle are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.
(3)	Mr. Martin Fischer was appointed as a member of the Management Board as of October 1, 2023, and has therefore received a pro-rated allocation under the MB LTIP 2020 in the Fiscal Year. The allocation for Mr. Fischer was made as of October 1, 2023. The value per Performance Share at allocation therefore differs from that for the other Management Board members, for whom the allocation was made as of March 1, 2023.

An overview of the status in the Fiscal Year of the Performance Shares allocated under the MB LTIP 2020 can be found in the section “Overview of outstanding share-based compensation components.”

Target values and target achievement (Allocation 2020)

In the Fiscal Year, the long-term incentive from the allocation for 2020 was earned. The performance targets for the 2020, 2021 and 2022 performance periods were decisive for target achievement.

The degree of the overall target achievement during the three-year performance period was determined on the basis of the three performance targets revenue growth, net income growth and return on invested capital (ROIC). The annual target values and target achievement are shown in the following table:

Long-Term Incentive – Target values and target achievement for the Allocation 2020 under the MB LTIP 2020
	Target values			Actual values			Target achievement
						According	Per
				As		to plan	performance
	0%	100%	200%	reported	Adjustments (1)	terms	target	Annual
2020
Revenue growth	≤ 1%	= 6%	≥ 11%	2.2%	3.1%	5.3%	85%
Net income growth	≤ 0%	= 5%	≥ 10%	(2.9)%	17.8%	14.9%	200%	162%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	5.8%	0.8%	6.6%	200%

2021
Revenue growth	≤ 1%	= 6%	≥ 11%	(1.3)%	3.1%	1.8%	16%
Net income growth	≤ 0%	= 5%	≥ 10%	(16.8)%	2.4%	(14.4)%	0%	5%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	4.9%	—%	4.9%	0%

2022
Revenue growth	≤ 1%	= 6%	≥ 11%	10.1%	(8.0)%	2.1%	22%
Net income growth	≤ 0%	= 5%	≥ 10%	(30.5)%	(6.2)%	(36.7)%	0%	7%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	3.3%	—%	3.3%	0%

Overall Target Achievement								58%
(1)

Revenue growth and net income growth were according to the plan terms of the MB LTIP 2020 determined at constant currency. Furthermore, as already reported for the first time in the 2020 Compensation Report, an impairment of goodwill and tradenames in the then existing Latin America Segment had materialized in 2020 with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board, the supervisory board of the General Partner responsible at the time in February 2021 decided to exclude the Latin America Segment impairment in question, which solely related to the carrying amounts, when determining the relevant target achievement for the variable compensation for 2020.

Vested amounts (Allocation 2020)

The following table shows the amounts that vested in the Fiscal Year from the Allocation 2020 and were awarded within the meaning of Section 162 paragraph 1 sentence 1 AktG.

Long-Term Incentive – Vested amount from the Allocation 2020 of the MB LTIP 2020
		Number of
		allocated		Number of final
	Fair Value at	Performance	Overall target	Performance	Share price at
	allocation	Shares	achievement	Shares	vesting	Vested amount
	in € THOUS		in %		in €	in € THOUS

Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza (1)	1,070	17,465	58	10,130	34.55	387
Franklin W. Maddux, MD (1)	988	15,954	58	9,253	34.55	353
Dr. Katarzyna Mazur-Hofsäß	1,139	18,588	58	10,781	34.55	372
William Valle (1)	1,676	27,053	58	15,691	34.55	599

Former members of the Management Board
Rice Powell (1)	2,170	35,030	58	20,317	34.55	776
Dr. Olaf Schermeier	907	14,809	58	8,589	34.55	297
Kent Wanzek (1)	972	15,694	58	9,103	34.55	347
Harry de Wit	920	15,014	58	8,708	34.55	301
(1)

Note for the amounts set out that the compensation benefits for Ms. Helen Giza as well as for Messrs. Franklin W. Maddux MD, William Valle, Rice Powell and Kent Wanzek are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts for the long-term incentive awarded in the Fiscal Year (vested amount) was done at the closing rate of the vesting date.

The amounts that vested in the Fiscal Year (after taxes and duties) were not paid out but in accordance with the plan terms transferred to a bank, which used them to purchase shares in the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. Information on the shares acquired in this respect in the Fiscal Year can be found in the section “Personal investment from variable compensation.”

Variable compensation components from allocations made prior to the Compensation System 2020+

Individual members of the Management Board received variable compensation for their activities on the Management Board in the Fiscal Year based on outstanding compensation components allocated in previous years under one of the compensation systems applicable until December 31, 2019 or could have exercised stock options granted to them in previous years under one of the compensation systems applicable until December 31, 2019. Further allocations based on these compensation components (including further grants of stock options) are no longer possible.

Share Based Award

To the extent members of the Management Board holding office at that time were entitled to the Share Based Award under one of the compensation systems applicable until December 31, 2019, they could – for the last time in the Fiscal Year – in principle receive share-based compensation, after a period of three years following the relevant allocation date, at the earliest. Such compensation was paid in cash in an amount that depended on the stock exchange price of the Company’s shares on the exercise date. In special cases (e.g. disability to work, retirement, non-renewal of service agreements by the company) a shorter period could apply. The Share Based Award was to be classified as long-term compensation.

The Share Based Award was the amount of the one-year variable compensation component under the compensation systems applicable until December 31, 2019 that was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. In principle, 25% of the total amount of the one-year variable compensation was to be converted into such virtual shares; the relevant amount was determined by multiplying the degree of the relevant overall target achievement by the relevant base salary and a further fixed multiplier. The amount to be paid out under Share Based Awards was calculated by multiplying the number of virtual shares by the stock exchange price of the Company’s shares on the relevant exercise date.

In the Fiscal Year, individual current and former members of the Management Board received payments resulting from Share Based Awards allocated to them in 2020 for the achievement of the performance targets in 2019 (Allocation 2019) that vested in the Fiscal Year.

Payout from the Share Based Awards allocated in 2020 for 2019 (1)
		Number of virtual	Share price at
	Allocation amount	shares	exercise	Payout amount
	in € THOUS		in €	in € THOUS

Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza (2)	53	815	39.77	32
Dr. Katarzyna Mazur-Hofsäß	377	5,788	39.23	227
William Valle	345	5,208	41.59	217

Former members of the Management Board
Rice Powell	657	9,913	47.61	472
Dr. Olaf Schermeier	250	3,839	38.28	147
Kent Wanzek	289	4,356	47.02	205
Harry de Wit	280	4,304	37.35	161
(1)	The plan terms applicable to the Share Based Award entitled to payments in euro.
(2)

Ms. Helen Giza was appointed as a member of the Management Board as of November 1, 2019, which is why the one-year variable compensation for 2019 and the resulting allocation amount only relate to the period since her appointment.

MB LTIP 2019

In the Fiscal Year, individual current and former members of the Management Board were awarded compensation from Performance Shares allocated to them in 2019 under the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019). The Performance Shares allocated to the members of the Management Board under the MB LTIP 2019 were non-equity, cash-settled virtual compensation instruments with a performance period of three years. The Performance Shares generally vested, and were paid out, at the end of a period of four years from each relevant allocation date.

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

The degree of the overall target achievement during the three-year performance period was determined based on the three equally weighted performance targets revenue growth, net income growth and return on invested capital (ROIC). The performance periods 2019, 2020 and 2021 were decisive for target achievement. The annual target values and target achievement were each as follows, according to the following table:

Long-Term Incentive - Target values and target achievement for the Allocation 2019 under the MB LTIP 2019
	Target values			Actual values			Target achievement
						According	Per
						to plan	performance
	0%	100%	200%	As reported	Adjustments (1)	terms	target	Annual

2019
Revenue growth	≤ 0%	= 7%	≥ 16%	5.6%	(2.7)%	2.9%	41%
Net income growth	≤ 0%	= 7%	≥ 14%	(39.5)%	1.1%	(38.4)%	0%	14%
Return on invested capital (ROIC)	≤ 7.7%	=7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%

2020
Revenue growth	≤ 0%	= 7%	≥ 16%	2.2%	3.1%	5.3%	75%
Net income growth	≤ 0%	= 7%	≥ 14%	(2.9)%	17.8%	14.9%	200%	92%
Return on invested capital (ROIC)	≤ 7.9%	= 8.1%	≥ 8.3%	5.8%	1.7%	7.5%	0%

2021
Revenue growth	≤ 0%	= 7%	≥ 16%	(1.3)%	3.1%	1.8%	26%
Net income growth	≤ 0%	= 7%	≥ 14%	(16.8)%	2.4%	(14.4)%	0%	9%
Return on invested capital (ROIC)	≤ 7.9%	= 8.1%	≥ 8.3%	4.9%	0.6%	5.5%	0%

Overall Target Achievement								38%
(1)	Revenue growth and net income growth were according to the plan terms of the MB LTIP 2019 determined at constant currency. To ensure comparability, the figures underlying the achievement of the performance targets revenue growth and net income growth for the performance period 2019 and underlying the achievement of the ROIC performance target for the performance periods 2019, 2020 and 2021 were adjusted for effects resulting from the application of IFRS 16. Furthermore, as already reported for the first time in the 2020 Compensation Report, an impairment of goodwill and tradenames in the then existing Latin America Segment had materialized in 2020 with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board, the supervisory board of the General Partner responsible at the time in February 2021 decided to exclude the Latin America Segment impairment in question, which solely related to the carrying amounts, when determining the relevant target achievement for the variable compensation for 2020.

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

The following table provides the vested amounts paid out in the Fiscal Year from the Allocation 2019 under the MB LTIP 2019:

Long-Term Incentive - Payout from the Allocation 2019 of the MB LTIP 2019
		Number of		Number of
		allocated	Overall	final
	Fair Value at	Performance	target	Performance	Share price		Payout
	allocation	Shares	achievement	Shares	at payout		amount in
	in € THOUS		in %		in €		in € THOUS

Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza (1)	812	13,399	38	5,092	34.73	(2)	180
Dr. Katarzyna Mazur-Hofsäß	803	12,927	38	4,912	46.05		226
William Valle (1)	788	12,564	38	4,774	46.05		224

Former members of the Management Board
Michael Brosnan (1)	788	12,564	38	4,774	46.05		224
Rice Powell (1)	1,575	25,127	38	9,548	46.05		448
Dr. Olaf Schermeier	803	12,927	38	4,912	46.05		226
Kent Wanzek (1)	788	12,564	38	4,774	46.05		224
Harry de Wit	803	12,927	38	4,912	46.05		226
(1)	Note for the amounts set out that the compensation benefits for Ms. Helen Giza as well as for Messrs. William Valle, Michael Brosnan, Rice Powell and Kent Wanzek are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts for the long-term incentive awarded in the Fiscal Year (vested amount) was done at the closing rate of the applicable vesting date.
(2)	The Allocation 2019 for Ms. Helen Giza, who was appointed as a member of the Management Board with effect from November 1, 2019, was made in December 2019 and vested in December 2023. The relevant share price at payout for Ms. Helen Giza therefore differs from that for the other Management Board members, for whom the Allocation 2019 was made in July 2019, which vested in July 2023.

LTIP 2011

In the Fiscal Year, individual current and former members of the Management Board for the last time could exercise stock options granted to them in previous years under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (LTIP 2011), but did not make use of this.

The stock options outstanding in this respect in the Fiscal Year had been granted in 2015, could have been exercised at a price of € 76.99 each, and expired in the Fiscal Year. Since then, the Company has no longer issued any stock options to members of the Management Board. The LTIP 2011 was terminated in the Fiscal Year.

The number of stock options granted to the individual members of the Management Board that expired in the Fiscal Year and the main conditions for exercising them were already disclosed in the Compensation Report for 2022.

Overview of outstanding share-based compensation components

To the extent share-based compensation components are outstanding after the end of the Fiscal Year, these relate solely to allocations under the MB LTIP 2020. The status of the corresponding outstanding Performance Shares of the current and former members of the Management Board in the Fiscal Year and further information are shown in the following table:

Overview of outstanding Performance Shares allocated under the MB LTIP 2020
						Number of
				Number of		Performance
				allocated	Overall target	Shares as of
			Fair Value at	Performance	achievement	December 31,
	Allocation date	Vesting date	allocation	Shares	(if final)	2023
			in € THOUS		in %
Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza
Allocation 2021	March 1, 2021	March 1, 2024	1,138	20,941	14	2,932
Allocation 2022	March 1, 2022	March 1, 2025	1,688	32,279		32,279
Allocation 2023	March 1, 2023	March 1, 2026	2,177	67,568		67,568
Total				120,788		102,779

Martin Fischer
Allocation 2023	October 1, 2023	October 1, 2026	264	7,037		7,037
Total				7,037		7,037

Franklin W. Maddux, MD
Allocation 2021	March 1, 2021	March 1, 2024	1,016	18,625	14	2,608
Allocation 2022	March 1, 2022	March 1, 2025	1,110	20,974		20,974
Allocation 2023	March 1, 2023	March 1, 2026	1,282	39,790		39,790
Total				79,389		63,372

Dr. Katarzyna Mazur-Hofsäß
Allocation 2021	March 1, 2021	March 1, 2024	1,225	22,533	14	3,155
Allocation 2022	March 1, 2022	March 1, 2025	1,359	26,074		26,074
Allocation 2023	March 1, 2023	March 1, 2026	1,375	42,852		42,852
Total				91,459		72,081

William Valle
Allocation 2021	March 1, 2021	March 1, 2024	1,723	31,582	14	4,421
Allocation 2022	March 1, 2022	March 1, 2025	1,888	35,678		35,678
Allocation 2023	March 1, 2023	March 1, 2026	1,995	61,938		61,938
Total				129,198		102,037

Former members of the Management Board
Rice Powell
Allocation 2021	March 1, 2021	March 1, 2024	2,231	40,894	14	5,725
Allocation 2022	March 1, 2022	March 1, 2025	2,425	45,841		45,841
Total				86,735		51,566

Dr. Olaf Schermeier
Allocation 2021	March 1, 2021	March 1, 2024	1,105	20,328	14	2,846
Total				20,328		2,846

Kent Wanzek
Allocation 2021	March 1, 2021	March 1, 2024	1,033	18,929	14	2,650
Total				18,929		2,650

Harry de Wit
Allocation 2021	March 1, 2021	March 1, 2024	1,012	18,614	14	2,606
Total				18,614		2,606

Temporal profile of the share-based compensation components

The following overview shows the temporal profile of the share-based compensation components already described in the preceding tables and in the respective text sections.

(1)	The temporal profile uses a simplified, schematic illustration of the allocations. The details can be found in the tables above and in the corresponding explanations in the text.
(2)	The Share Based Award could be exercised after a period of three years from the allocation date at the earliest.

Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year

The following tables show the individualized compensation awarded and due in the Fiscal Year to each current Management Board member and each member in office until the end of the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the GCGC in its previous version dated February 7, 2017.

Under the regime of Section 162 AktG, no uniform practice has yet emerged on the question of the conditions under which compensation is to be regarded as “awarded”. The understanding of the terms on which the following tables are based is therefore explained below in the interests of clarity and comprehensibility of the Compensation Report.

For the purposes of the following tables, compensation is deemed to have been “awarded in the fiscal year” if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. In the case of long-term incentive, this generally corresponds to the year in which it is paid out. The long-term incentive earned under the MB LTIP 2020 is to be regarded as “awarded” irrespective of the fact that the amounts earned are to be invested in shares of the Company in accordance with the applicable plan terms.

Based on this understanding, the short-term incentive is considered to have vested in the fiscal year, and is shown in the following tables for the respective fiscal year, in which the underlying activity was performed. This facilitates comparison of the performance of the members of the Management Board in a fiscal year with the performance of the Company in the same fiscal year and allows the short-term incentive to be allocated on an accrual basis to the year in which the performance was performed. The columns for 2023 therefore contain the short-term incentive for the Fiscal Year that will not be paid out until 2024, and the columns for 2022 contain the short-term incentive for 2022 that was paid out in the Fiscal Year.

Compensation of the current members of the Management Board and members in office until the end of the Fiscal Year in € THOUS
	Helen Giza
	Chairwoman and Chief Executive Officer					Martin Fischer
	(until September 30, 2023, also Chief Financial Officer)					Chief Financial Officer
	Member of the Management Board since November 1, 2019					Member of the Management Board since October 1, 2023
	2023		2022 (1)			2023			2022 (1)
	Absolute	Ratio in %	Absolute		Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %

Base salary	1,665		1,385	(2)		200
Fringe benefits	23		42			445	(3)
Total non-performance-based compensation	1,688	39	1,427		72	645		73
Short-term incentive	2,017	47	542		28	242		27
Long-term incentive	599	14	—		—	—		—
Allocation 2018 (Share Based Award)			—
Allocation 2019 (Share Based Award)	32					—
Allocation 2018 (LTIP 2016)			—
Allocation 2019 (MB LTIP 2019)	180					—
Allocation 2020 (MB LTIP 2020)	387					—
Total variable compensation	2,616		542			242
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	4,304		1,969			887
Pension expense	625		1,245	(4)		—
Total compensation including pension expense	4,929		3,214			887

	Franklin W. Maddux, MD					Dr. Katarzyna Mazur-Hofsäß
	Global Chief Medical Officer					Chief Executive Officer for Care Enablement
	Member of the Management Board since January 1, 2020					Member of the Management Board since September 1, 2018
	2023		2022 (1)			2023		2022 (1)
	Absolute	Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %

Base salary	980		921			1,064		1,064
Fringe benefits	187		174			32		57
Total non-performance-based compensation	1,167	43	1,095		65	1,096	34	1,121	59
Short-term incentive	1,188	44	360		21	1,289	40	416	22
Long-term incentive	353	13	228		14	825	26	366	19
Allocation 2018 (Share Based Award)			—					112
Allocation 2019 (Share Based Award)	—					227
Allocation 2018 (LTIP 2016)			228	(5)				254
Allocation 2019 (MB LTIP 2019)	—					226
Allocation 2020 (MB LTIP 2020)	353					372
Total variable compensation	1,541		588			2,114		782
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,708		1,683			3,210		1,903
Pension expense	418		961			499		808
Total compensation including pension expense	3,126		2,644			3,709		2,711

Compensation of the current members of the Management Board and members in office until the end of the Fiscal Year in € THOUS
	William Valle
	Chief Executive Officer for Care Delivery
	Member of the Management Board since February 17, 2017
	2023			2022 (1)
	Absolute		Ratio in %	Absolute	Ratio in %

Base salary	1,526			1,567
Severance payments	1,778	(6)
Fringe benefits	194			284
Total non-performance-based compensation	3,498		55	1,851	54
Short-term incentive	1,849		29	613	18
Long-term incentive	1,040		16	993	29
Allocation 2018 (Share Based Award)				624
Allocation 2019 (Share Based Award)	217
Allocation 2018 (LTIP 2016)				369
Allocation 2019 (MB LTIP 2019)	224
Allocation 2020 (MB LTIP 2020)	599
Total variable compensation	2,889			1,606
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	6,387			3,457
Pension expense	1,106			1,469
Total compensation including pension expense	7,493			4,926
(1)

Note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza (until May 15, 2022), Mr. Martin Fischer and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollar (Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD and William Valle). The plan terms of the Share Based Award entitled to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)

The base salary of Ms. Helen Giza was increased in 2022 with a view to her additional responsibilities (Chairwoman of the Management Board since December 6, 2022, previously Deputy Chairwoman since May 16, 2022) and tasks (Chief Transformation Officer) and she was entitled in 2022 to the respectively adjusted amounts on a pro-rated basis as of the respective date.

(3)

The fringe benefits of Mr. Martin Fischer include a payment of €300 THOUS for the Fiscal Year, which he received as compensation for forfeited compensation benefits from a previous employment relationship. In 2024 and 2025, Mr. Fischer can receive further payments of €300 THOUS each year as compensation for forfeited compensation benefits from a previous employment relationship.

(4)

The pension commitment was made in 2022. The pension expense set out herein includes the past service cost which relates to the service period rendered since the appointment as a member of the Management Board.

(5)

The award shown for Mr. Franklin W. Maddux, MD, was made based on an allocation prior to his appointment as a member of the Management Board. The LTIP 2016 applied equally to members of the Management Board and to plan participants who were not members of the Management Board.

(6)

Mr. William Valle left the Management Board early at the end of the Fiscal Year. The severance payment shown here for Mr. Valle relates to the continued payment of his base salary for the period after his departure from the Management Board until the end of the original term of his service agreement, i.e. for the period from January 1, 2024 to February 16, 2025, to which Mr. Valle is entitled in connection with his early departure from the Management Board. The amount set out herein also includes fringe benefits to which Mr. Valle is entitled as agreed for the period until the end of the original term of his service agreement on February 16, 2025. Further details can be found in the section “Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year.” Insofar as the severance payment relates to Mr. Valle’s base salary, it will be paid out in bi-weekly installments during the aforementioned period, like previously his base salary.

Personal investment from variable compensation

The amounts earned from allocations under the MB LTIP 2020 in accordance with the applicable plan terms are to be invested in shares of the Company, which must be held for at least one year. This personal investment under the MB LTIP 2020 was made for the first time in the Fiscal Year from the allocation for 2020. The amounts invested by the members of the Management Board in this respect are shown in the section “Vested amounts (Allocation 2020).”

In order to have the Management Board members adequately participate in the sustainable development of the company, the supervisory board of the General Partner responsible at the time in 2021 decided that the Management Board members then in office – with their consent – would acquire shares in the Company on the stock exchange for a portion of their variable compensation. This consensual personal investment relates to (i) a portion of the short-term incentive for 2020, (ii) a portion of the long-term incentive allocated to the Management Board members in 2018 under the Long Term Incentive Plan 2016 (LTIP 2016), and (iii) a portion of the long-term incentive allocated in 2019 under the MB LTIP 2019. The shares so acquired may not be sold by the relevant Management Board member until the expiration of three years from the date of acquisition. The respective Management Board member remains obliged to acquire and hold the shares even if they have left the Management Board in the meantime. Details of the amounts invested from the short-term incentive for 2020 and from the long-term incentive allocated in 2018 under the LTIP 2016 can be found in the Compensation Reports for previous years.

The portion of the long-term incentive for which a Management Board member acquired shares in the Company from the payout made in the Fiscal Year under the MB LTIP 2019 (Allocation 2019) depended on the overall target achievement for 2019, 2020 and 2021 as well as the stock market price of the Company’s shares to be determined in accordance with the MB LTIP 2019. Details on the target achievement can be found in the section “MB LTIP 2019.” The net amounts invested in the Fiscal Year by the current Management Board members and members in office until the end of the Fiscal Year in this respect are as follows:

Personal Investment from the net Long-Term Incentive under the MB LTIP 2019 (Allocation 2019) (1)
in THOUS	Amount	Currency
Helen Giza	104	$
Dr. Katarzyna Mazur-Hofsäß	66	€
William Valle	72	$
(1)	The allocation for Mr. Franklin W. Maddux, MD, in 2019 was made prior to his appointment as a member of the Management Board and was therefore not subject to the aforementioned personal investment.

The number of shares acquired by the current and former members of the Management Board in the course of the aforementioned personal investments are shown in the following table. Only shares that still are subject to a holding period after expiry of the Fiscal Year are reported. Where American Depositary Shares (ADSs) have been acquired, two ADSs each represent one share. Reportable disposals of shares after the end of the respective holding period are published on www.eqs-news.com in the section “Directors’ Dealings.”

Information on the personal investment from the variable compensation

	Underlying	Date of the			Number of
	compensation	personal	End of the holding	Type of the equity	purchased equity
	component	investment	period	instruments	instruments

Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza	Short-Term Incentive for 2020	February 24, 2021	February 24, 2024	ADSs	8,700
	Allocation 2019 under the MB LTIP 2019	December 21, 2023	December 21, 2026	ADSs	4,940
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	6,854
Franklin W. Maddux, MD	Short-Term Incentive for 2020	February 25, 2021	February 25, 2024	ADSs	8,000
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	6,386
Dr. Katarzyna Mazur-Hofsäß	Short-Term Incentive for 2020	February 25, 2021	February 25, 2024	Shares	3,295
	Allocation 2018 under the LTIP 2016	March 16, 2023	March 16, 2026	Shares	980
	Allocation 2019 under the MB LTIP 2019	December 12, 2023	December 12, 2026	Shares	1,710
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	5,152
William Valle	Short-Term Incentive for 2020	March 22, 2021	March 22, 2024	ADSs	8,850
	Allocation 2018 under the LTIP 2016	December 14, 2022	December 14, 2025	ADSs	3,295
	Allocation 2019 under the MB LTIP 2019	December 21, 2023	December 21, 2026	ADSs	3,406
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	9,495

Former members of the Management Board
Rice Powell	Short-Term Incentive for 2020	March 12, 2021	March 12, 2024	ADSs	16,415
	Allocation 2018 under the LTIP 2016	December 2, 2022	December 2, 2025	ADSs	6,569
	Allocation 2019 under the MB LTIP 2019	December 7, 2023	December 7, 2026	ADSs	5,000
		December 11, 2023	December 11, 2026	ADSs	2,077
Dr. Olaf Schermeier	Short-Term Incentive for 2020	February 24, 2021	February 24, 2024	Shares	3,730
	Allocation 2018 under the LTIP 2016	December 5, 2022	December 5, 2025	Shares	1,630
	Allocation 2019 under the MB LTIP 2019	December 7, 2023	December 7, 2026	Shares	1,000
		December 18, 2023	December 18, 2026	Shares	750
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	4,041
Kent Wanzek	Short-Term Incentive for 2020	February 25, 2021	February 25, 2024	ADSs	7,639
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	ADSs	3,397
	Allocation 2019 under the MB LTIP 2019	December 8, 2023	December 8, 2026	ADSs	3,515
Harry de Wit	Short-Term Incentive for 2020	February 24, 2021	February 24, 2024	Shares	2,650
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	Shares	1,630
	Allocation 2019 under the MB LTIP 2019	December 7, 2023	December 7, 2026	Shares	1,760
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	6,574

Shareholdings of the members of the Management Board

The shareholdings notified as of the end of the Fiscal Year of the members of the Management Board in office until the end of the Fiscal Year are shown in the following table. For simplification purposes, the number of shares and ADSs have been combined in the following table. Where ADSs are held, two ADSs each represent one share.

Shareholdings of the members of the Management Board in office until the end of the Fiscal Year
Number of shares
Helen Giza	13,735
Martin Fischer	—
Franklin W. Maddux, MD	18,136
Dr. Katarzyna Mazur-Hofsäß	11,362
William Valle	19,623

Other benefits and commitments

The following information concerns benefits and commitments to members of the Management Board within the meaning of Section 162 paragraph 2 AktG and related disclosures.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the members of the Management Board by a third party in the Fiscal Year with regard to their activities as members of the Management Board, and compensation awarded to members of the Management Board for management activities or supervisory board mandates in companies of the Company’s group is offset against the compensation of the respective member of the Management Board. If the Supervisory Board resolves that compensation awarded to members of the Management Board for supervisory board activities outside the Company’s group shall be deducted in full or in part from the compensation of the respective member of the Management Board, this will be made transparent accordingly.

Pension commitments

Fresenius Medical Care Management AG, in its former capacity as General Partner, made the following pension commitments to the current members of the Management Board or those in office until the end of the Fiscal Year. The pension commitments were transferred to the Company in connection with the change of the Company’s legal form and the associated departure of the General Partner.

Defined benefit pension commitments

The Management Board members Dr. Katarzyna Mazur-Hofsäß and Mr. William Valle, each of whom were appointed to the Management Board before January 1, 2019, were each made an individual, performance-based (i.e., defined benefit) contractual pension commitment.

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

The retirement pension in principle amounts to 30% of the pensionable income. The aforementioned percentage increases by 1.5 percentage points for each full year of service, up to a maximum of 45%. The pensionable income is determined on the basis of the average base salary in the last five years before the occurrence of the insured event. Current retirement pensions increase according to statutory requirements (Section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension.

If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphans’ pensions and the surviving spouse’s pension, taken together, may not exceed 90% of the Management Board member’s pension claim.

If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive. In such case, however, the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

The development and status of the pension commitments pursuant to IAS 19 are as follows:

Development and status of pension commitments
in € THOUS
	January 1, 2023	Change	December 31, 2023 (1)

Dr. Katarzyna Mazur-Hofsäß	1,988	1,040	3,028
William Valle	5,425	1,996	7,421
Total:	7,413	3,036	10,449
(1)	The pension commitment of Mr. William Valle is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0,93 /$1 was applied.

Defined contribution pension commitments

The Management Board members Ms. Helen Giza and Mr. Franklin W. Maddux, MD, each of whom were appointed to the Management Board after January 1, 2019, were each upon the prolongation of their respective service agreement made a pension commitment within the framework of a defined contribution plan. During the first three years from the granting of the pension commitment, there is generally a waiting period for the granting of benefits. Under the defined contribution plan, an annual insurance contribution amounting to 40% of the base salary, which determines the future benefit amount, is paid for the respective Management Board member retrospectively for the period from the appointment as a member of the Management Board. After reaching the relevant retirement age under the defined contribution plan, payments can be made either as a one-off payment or optionally in ten annual installments. An annuity payment is not provided. The defined contribution plan provides for survivors’ benefits (Hinterbliebenenversorgung) and benefits after the occurrence of a full or partial reduction in earning capacity (Erwerbsminderung). The implementation of the defined contribution plan is carried out in the form of external financing as a defined contribution plan with a reinsurance policy. The risks of death and occupational disability are covered already upon making of the pension commitment.

The insurance contributions in the Fiscal Year and the present value as of December 31 of the Fiscal Year are as follows:

Defined contribution pension commitments
in € THOUS
	Insurance contribution 2023	Present value as of December 31, 2023
Helen Giza	625	1,807
Franklin W. Maddux, MD	418	1,324
Total:	1,043	3,131

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, the Management Board members Ms. Helen Giza, Mr. Franklin W. Maddux, MD, and Mr. William Valle additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year; in this context, an amount of $9,900 (€9,156) for each of Ms. Giza and Mr. Valle and an amount of $1,768 (€1,635) for Mr. Maddux, MD, vested in the Fiscal Year (2022: $9,150 (€8,689) in each case). This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with benefits of up to 50% of the annual payments.

Post-employment non-competition covenant

A post-employment non-competition covenant was agreed with each member of the Management Board. If such covenant becomes applicable, the member of the Management Board will receive, for a period of up to two years, non-compete compensation amounting to half of the respective annual base salary for each year the non-competition covenant is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements concluded with the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the Company has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

All Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due for the period until the scheduled expiration of the relevant service agreement.

Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year

The member of the Management Board Mr. William Valle early left the Management Board at the end of the Fiscal Year. In view of his early departure from the Management Board, the supervisory board of the General Partner responsible at the time agreed with Mr. Valle that, as severance payment, he would be entitled to the continuance of his base salary amounting to $1,650 THOUS (€1,526 THOUS) per year and the fringe benefits agreed in his service agreement until the end of the original term of his service agreement on February 16, 2025. Further, a post-contractual non-competition clause was agreed with Mr. Valle for the period from January 1, 2024 to December 31, 2025. The annual compensation that Mr. Valle is entitled to receive for the post-contractual non-competition clause amounts to $825 THOUS (€763 THOUS) and is to be offset against his severance payments. The short-term and long-term incentives allocated to Mr. Valle until the end of the Fiscal Year are exercisable and payable in accordance with the respective plan terms and the targets and due dates agreed therein. For the period from January 1, 2024, Mr. Valle will not receive any further allocations of short-term or long-term incentives. Mr. Valle is entitled to a pension from age 65 in accordance with the pension commitment described above. The payment of the pension is reduced to the extent the aforementioned compensation for the post-contractual non-competition period is to be paid. The above agreements are in line with the applicable Compensation System 2020+ and the relevant recommendations of the GCGC.

Further information

Compensation of the U.S. members of the Management Board Ms. Helen Giza, Mr. Franklin W. Maddux, MD, and Mr. William Valle, was partly paid in the U.S. (in U.S. dollar) and partly in Germany (in euro). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the U.S. only. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

To the extent permitted by law, the Company undertook to indemnify the Management Board members from claims asserted against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance is in place having a deductible that corresponds to the specifications under German stock corporation law.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to members of the Management Board in the Fiscal Year.

Former Management Board members’ compensation

The compensation awarded or due to former members of the Management Board in the Fiscal Year is shown individually in the following table, unless the respective member of the Management Board left before the end of 2013. Members of the Management Board who left before the end of 2013 received pension payments totaling €55 THOUS in the Fiscal Year. Otherwise, no compensation was awarded or due to former members of the Management Board in the Fiscal Year.

Compensation of the former members of the Management Board
in € THOUS
	Michael Brosnan (1)			Roberto Fusté			Prof. Emanuele Gatti			Rice Powell (1)
	Member of the			Member of the			Member of the			Member of the
	Management Board until			Management Board until			Management Board until			Management Board until
	October 31, 2019			March 31, 2016			March 31, 2014			December 31, 2022
	Absolute	Ratio in	%	Absolute	Ratio in	%	Absolute	Ratio in	%	Absolute		Ratio in	%
Pension payments	375			293			378			672	(2)
Fringe benefits	2			—			—			206
Total non-performance-based compensation	377	63		293	100		378	100		878		34
Allocation 2019 (Share Based Award)	—			—			—			472
Allocation 2019 (MB LTIP 2019)	224			—			—			448
Allocation 2020 (MB LTIP 2020)	—			—			—			776
Total variable compensation	224	37		—	—		—	—		1,696		66
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	601			293			378			2,574

	Dr. Rainer Runte			Dr. Olaf Schermeier			Kent Wanzek (1)			Harry de Wit
	Member of the			Member of the			Member of the			Member of the
	Management Board until			Management Board until			Management Board until			Management Board until
	March 31, 2014			December 31, 2021			December 31, 2021			December 31, 2021
	Absolute	Ratio in	%	Absolute	Ratio in	%	Absolute	Ratio in	%	Absolute	Ratio in	%
Pension payments	149			—			273			—
Fringe benefits	—			—			88			18
Total non-performance-based compensation	149	100		—	—		361	32		18	3
Allocation 2019 (Share Based Award)	—			147			205			161
Allocation 2019 (MB LTIP 2019)	—			226			224			226
Allocation 2020 (MB LTIP 2020)	—			297			347			301
Total variable compensation	—	—		670	100		776	68		688	97
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	149			670			1,137			706
(1)

Note for the amounts set out that the compensation benefits for Messrs. Michael Brosnan, Rice Powell and Kent Wanzek are denominated in U.S. dollar. The plan terms of the Share Based Award entitled to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)

The payment of the entitlement to the pension payment set out herein was reduced, as agreed, in the full amount by the amount that Mr. Rice Powell was entitled to receive as compensation for the post-contractual non-competition clause agreed with him in 2022 for the Fiscal Year.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied as and as to how the compensation “awarded” in the Fiscal Year is defined, see the respective aforementioned statements regarding the compensation for the current Management Board members and members in office until the end of the Fiscal Year.

Compensation of the members of the supervisory board

The supervisory board advises and monitors the management and is involved in the strategy and planning and in all matters of fundamental importance to the company. In view of these tasks, which carry a high degree of responsibility, the members of the supervisory board are intended to receive appropriate compensation, which also takes sufficient account of the time required to hold the supervisory board office. In addition, supervisory board compensation that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the supervisory board in the future. Appropriate compensation of the supervisory board members thus contributes to the promotion of the business strategy and the long-term development of the Company.

The AGM of the Company on August 27, 2020 approved both the compensation for the Supervisory Board applicable at that time and the compensation applicable since January 1, 2021 by a majority of more than 98% of the votes cast. The resolution of the Company’s general meeting on the Supervisory Board members’ compensation can be found on the Company’s website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

This Compensation Report contains information on the compensation of the members of the Supervisory Board of the Company as well as – as in previous years, but for the last time for the Fiscal Year – information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG. Fresenius Medical Care Management AG ceased to be the general partner of the Company when the change of the Company’s legal form took effect. The information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in this Compensation Report is therefore limited to the period for which Fresenius Medical Care Management AG was the general partner of the Company in the Fiscal Year (i.e., until the change of the Company’s legal form took effect on November 30, 2023).

The compensation of the members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG was largely identical until the change of the Company’s legal form took effect and was regulated in Article 13 of the respective Articles of Association of the Company and of Fresenius Medical Care Management AG. This ensured that the compensation of the members of the Supervisory Board of the Company on the one hand and the members of the supervisory board of Fresenius Medical Care Management AG on the other hand were aligned as long as Fresenius Medical Care Management AG was involved in the corporate governance of the Company as general partner. Against this background, the following statements relate, unless otherwise stated, both to the compensation of the members of the Supervisory Board of the Company and to the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in its capacity as general partner of the Company.

The members of the Supervisory Board of the Company were compensated by the Company and the members of the supervisory board of the Fresenius Medical Care Management AG were compensated by Fresenius Medical Care Management AG. However, the compensation for the members of the supervisory board of Fresenius Medical Care Management AG and the compensation for the members of its committees were charged to the Company in accordance with Article 7 paragraph 3 of the Company’s Articles of Association in the version applicable until the change of legal form took effect.

When the change of the Company’s legal form took effect on November 30, 2023, the Company’s new Articles of Association also came into effect. The compensation of the Supervisory Board of the Company in the legal form of an AG is now regulated by Article 14 of the Company’s Articles of Association but is largely unchanged from such compensation under the Articles of Association of the Company in the legal form of a KGaA. Against this background, the following statements relate, unless otherwise stated, to both the Supervisory Board of the Company in the legal form of a KGaA and the Supervisory Board of the Company in the legal form of an AG.

Compensation as provided for in the Articles of Association

According to the respective Articles of Association, the members of the supervisory board receive fixed compensation, fringe benefits (comprising the reimbursement of expenses and insurance coverage) and, if they serve on committees of the supervisory board, compensation for these committee activities. If a fiscal year does not comprise a full calendar year, the compensation related to a full fiscal year is to be paid pro rata temporis.

In the Fiscal Year, the members of the supervisory board received compensation on the basis of and in accordance with the respective Articles of Association as follows:

Activities on the supervisory board

Each supervisory board member received fixed compensation of $160 THOUS (2022: $160 THOUS) for the full Fiscal Year, payable in four equal installments at the end of a calendar quarter. The Chairperson of the supervisory board received additional compensation of $160 THOUS (2022: $160 THOUS) and the Deputy Chairperson received additional compensation of $80 THOUS (2022: $80 THOUS), in each case for the full Fiscal Year.

Activities in committees

As a member of a committee, a supervisory board member additionally received $40 THOUS (2022: $40 THOUS) for the full Fiscal Year. A member of a committee who served as Chairperson or Deputy Chairperson of a committee additionally received $40 THOUS and $20 THOUS for the full Fiscal Year, respectively (2022: $40 THOUS and $20 THOUS, respectively), payable in four identical installments at the end of a calendar quarter.

Until the change of legal form took effect, the Company had established a Joint Committee. The Joint Committee consisted of two members of the Supervisory Board of the Company and two members of the supervisory board of the General Partner. No separate compensation was awarded to supervisory board members who were members of the Joint Committee or performed the functions of the Chairperson or Deputy Chairperson. In accordance with Article 13e paragraph 3 of the Articles of Association of the Company in the legal form of a KGaA, the members of the Joint Committee were, however, entitled to receive an attendance fee in the amount of $3.5 THOUS, where applicable. The Joint Committee did not meet in the Fiscal Year.

Deduction and offset clauses

To the extent a person was simultaneously a member of the Supervisory Board of the Company and of the supervisory board of Fresenius Medical Care Management AG in its capacity as general partner of the Company and received compensation for these activities, such compensation was reduced by half in each case. The same applied to the additional compensation paid to the Chairperson and the Deputy Chairperson of the Supervisory Board if a person simultaneously performed this function on the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG in its capacity as general partner of the Company. If the Deputy Chairperson of the Supervisory Board of the Company or the supervisory board of Fresenius Medical Care Management AG simultaneously was the Chairperson of the supervisory board of Fresenius Medical Care Management AG or the Supervisory Board of the Company, that person received no additional compensation for the activity as Deputy Chairperson. If a member of a committee of the Supervisory Board of the Company at the same time was a member of a committee of the supervisory board of Fresenius Medical Care Management AG and received compensation for these activities, these compensation payments were offset against each other in the corresponding amount, provided that the committees had the same type of functions and competences.

Reimbursement of expenses and insurance protection

Furthermore, members of the supervisory board are reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them.

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

Compensation awarded and due in the Fiscal Year

The compensation awarded and due in the Fiscal Year to the current and former members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG, including the amount charged by Fresenius Medical Care Management AG to the Company, is shown in the following table. The information for the members of the supervisory board of Fresenius Medical Care Management AG is limited to the period until the change of the Company’s legal form took effect and Fresenius Medical Care Management AG ceased to be the General Partner on November 30, 2023. No compensation for the Fiscal Year was awarded or due to the employee representatives on the Company’s Supervisory Board appointed by court order effective January 26, 2024.

The legal identity of the Company remains unaffected by the change of its legal form from a KGaA to an AG. The information on the compensation of the members of the Company’s Supervisory Board relates to the Company in the legal form of a KGaA for the period until the change of legal form took effect and to the Company in the legal form of an AG for the period since the change of legal form took effect.

Compensation awarded or due of the current and former members of the supervisory board (1)
in € THOUS
	Compensation for		Compensation for		Compensation for
	supervisory board		supervisory board		committee services		Compensation for
	activities for the		activities for the		for the General		committee services		Overall compensation
	General Partner		Company		Partner		for the Company		awarded or due
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Current members of the supervisory board
Michael Sen (2)	271	76	25	—	136	38	12	—	444	114
Sara Hennicken (3)	136	50	19	—	—	—	3	—	158	50
Shervin J. Korangy (4)	—	—	12	—	—	—	8	—	20	—
Dr. Marcus Kuhnert (4)	—	—	12	—	—	—	9	—	21	—
Gregory Sorensen, MD (5)	68	76	80	76	—	—	3	—	151	152
Pascale Witz (5)	68	76	80	76	—	—	82	57	230	209
Former members of the supervisory board
Dr. Dieter Schenk (6)	68	76	203	228	68	76	51	57	390	437
Rolf A. Classon (7)	68	76	136	152	34	38	85	133	323	399
Dr. Dorothea Wenzel (8)	—	—	136	152	—	—	85	76	221	228
Prof. Dr. Gregor Zünd (8)	—	—	136	152	—	—	—	—	136	152
Total	679	430	839	836	238	152	338	323	2,094	1,741
(1)	Shown without withholding tax; translation of U.S. dollar amounts at the average exchange rate for the applicable calendar year.
(2)	Until November 30, 2023, member and Chairman of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. For the remainder of the Fiscal Year, member and Chairman of the Supervisory Board of the Company.
(3)	Until November 30, 2023, member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. For the remainder of the Fiscal Year, member and Deputy Chairwoman of the Supervisory Board of the Company.
(4)	Since November 30, 2023, member of the Supervisory Board of the Company.
(5)	Until November 30, 2023, also member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner.
(6)	Until November 30, 2023, member and Chairman of the Supervisory Board of the Company as well as member and Deputy Chairman of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner.
(7)	Until November 30, 2023, member and Deputy Chairman of the Supervisory Board of the Company as well as member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner.
(8)	Until November 30, 2023, member of the Supervisory Board of the Company.

In the Fiscal Year, no compensation was awarded or due to supervisory board members who ceased to hold office prior to the beginning of the Fiscal Year.

Comparative presentation of the development of the compensation

The development of the compensation awarded and due to the current and former members of the Management Board as well as the members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG in its function as the general partner of the Company, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table.

Metrics for the performance of the Company

For the purposes of a comparative presentation of the Company’s performance, in addition to the Company’s annual results for the year under German commercial law, which shows the Company’s earnings development, revenue and net income as well as operating income and return on invested capital (ROIC) are also used, each of which serve as key performance indicators or important financial performance indicators of the group and as performance targets for the Management Board members’ variable compensation.

Information on the compensation awarded and due

Since the Compensation Report for 2021, the compensation has been reported in accordance with the provisions of the new Section 162 AktG introduced at the time. In order to obtain a reasonable comparison between the individual years, the information contained in the following table on the compensation of the members of the Management Board and the respective supervisory board in 2019 und 2020, too, is reported in accordance with the understanding of the term “compensation awarded and due” applied in the compensation tables in the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.” The amounts disclosed for previous years therefore differ in some cases from the corresponding disclosures in the Compensation Reports for 2019 and 2020.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the figures relating to the Management Board members’ long-term incentive are in principle determined at constant currency and the figures relating to the Management Board members’ short-term incentive are translated at the exchange rates that were applied for the determination of the target values.

As disclosed in the Compensation Reports for the relevant years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects, including, without limitation, effects resulting from a change in the applicable accounting standards.

Consequently, there is only a limited degree of comparability between the figures relating to each year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

Compensation of the Management Board

In accordance with the respectively applicable plan terms, an award in the meaning of this Compensation Report from the long-term incentive to the members of the Management Board is generally made no earlier than four (LTIP 2011, LTIP 2016 and MB LTIP 2019) or three (MB LTIP 2020, Share Based Award) years after the respective allocation. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

The different vesting periods for the various long-term incentives also mean that more than one tranche of the long-term incentives can be earned in certain years and is therefore deemed to have been awarded. This applies, for example, to the 2019 allocation under the MB LTIP 2019 and the 2020 allocation under the MB LTIP 2020, which each vested in the Fiscal Year.

Compensation of the supervisory boards

The variable compensation component previously in place for the supervisory board was eliminated with effect from January 1, 2021. To compensate for this, the fixed compensation of the members of the supervisory board was increased effective from January 1, 2021 in view of the significant increase in the scope of monitoring and advisory activities.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on an FTE basis at group companies worldwide in the respective year in order to enable reporting that is consistent with the corresponding figures from reports for previous years as well as the most comprehensive comparison possible over the entire comparative period.

Comparative presentation of the development of the compensation
	2023	Change	2022	Change	2021	Change	2020	Change	2019
	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS

Revenue	19,453,617	0	19,398,017	10	17,618,685	(1)	17,859,063	2	17,476,555
Operating income	1,369,438	(9)	1,511,755	(18)	1,852,290	(20)	2,304,409	2	2,269,558
Net income	498,997	(26)	673,405	(31)	969,308	(17)	1,164,377	(3)	1,199,619
ROIC	2.8%	(15)	3.3%	(33)	4.9%	(16)	5.8%	(5)	6.1%
Annual result according to the statutory financial statements of Fresenius Medical Care AG	798,197	n.a.	(1,141,219)	n.a.	1,737,017	n.a.	(1,357,242)	n.a.	676,709
Average employees’ compensation	51.9	(1)	52.3	15	45.4	(2)	46.2	2	45.5

Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza	4,304	119	1,969	11	1,781	(12)	2,014	185	707
Martin Fischer	887	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Franklin W. Maddux, MD	2,708	61	1,683	(15)	1,986	(33)	2,949	n.a.	—
Dr. Katarzyna Mazur-Hofsäß	3,210	69	1,903	2	1,872	(6)	1,993	4	1,925
William Valle	6,387	85	3,457	(7)	3,709	(16)	4,402	88	2,345
Former members of the Management Board
Michael Brosnan	601	57	382	(41)	651	(83)	3,813	(16)	4,561
Roberto Fusté	293	—	293	7	274	(87)	2,157	245	626
Prof. Emanuele Gatti	378	—	378	6	355	—	355	—	355
Rice Powell	2,574	(45)	4,658	(14)	5,424	(29)	7,642	88	4,060
Dr. Rainer Runte	149	1,142	12	n.a.	—	n.a.	—	n.a.	—
Dr. Olaf Schermeier	670	4	644	(75)	2,578	(15)	3,042	42	2,136
Kent Wanzek	1,137	54	740	(71)	2,554	(30)	3,654	77	2,059
Harry de Wit	706	11	637	(77)	2,814	(13)	3,243	91	1,698
Current members of the supervisory board
Michael Sen	444	289	114	n.a.	—	n.a.	—	n.a.	—
Sara Hennicken	158	216	50	n.a.	—	n.a.	—	n.a.	—
Shervin J. Korangy	20	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Dr. Marcus Kuhnert	21	n.a.	—	n.a.	—	n.a.	—	n.a.	—
Gregory Sorensen, MD	151	(1)	152	77	86	n.a.	—	n.a.	—
Pascale Witz	230	10	209	12	187	24	151	9	139
Former members of the supervisory board
Dr. Dieter Schenk	390	(11)	437	7	407	32	308	4	296
Rolf A. Classon	323	(19)	399	—	398	42	280	(2)	285
Dr. Dorothea Wenzel	221	(3)	228	24	184	139	77	71	45
Prof. Dr. Gregor Zünd	136	(11)	152	8	141	83	77	(3)	79

Outlook for compensation-related changes

The Supervisory Board will submit a fully reviewed and revised system for the compensation of the Management Board members for approval at the Company’s 2024 AGM, which shall apply to the compensation of all current Management Board members from 2024 onwards. It is intended in particular to include sustainability as a performance target also for the long-term incentive and to introduce, in addition to the already existing shareholding requirements, formal Share Ownership Guidelines, which will link the long-term development of the Company even more closely to the compensation of the Management Board.

The 2024 AGM of the Company will further, as scheduled, resolve upon the compensation of the Supervisory Board.

C.   Board practices

For information relating to the terms of office of the Management Board and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, senior management and employees — Directors and senior management,” above. For information regarding certain compensation to certain former members of our Management Board or the General Partner’s Management Board after termination of employment, and compensation to certain former members of our Supervisory Board or the General Partner’s Supervisory Board through the effective date of the Conversion, see Item 6.B, “Directors, senior management and employees — Compensation — Former Management Board members’ compensation.” For information regarding agreements with Mr. William Valle with respect to his retirement from the Management Board effective December 31, 2023, see Item 6.B, “Directors, senior management and employees — Compensation — Management Board members’ compensation — Other benefits and commitments — Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year.” The compensation system was approved by the ordinary general meeting of the Company on August 27, 2020 and the compensation to be granted to the members of the Management Board is determined by the full Supervisory Board.

The Audit Committee (until November 30, 2023: Audit and Corporate Governance Committee) of the Supervisory Board currently consists of Dr. Marcus Kuhnert (Chair), Ms. Pascale Witz (Deputy Chair) and Mr. Gregory Sorensen. Dr. Kuhnert and Mr. Sorensen are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit Committee is to assist FME AG’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

●	overseeing FME AG’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control system;
●	overseeing the auditing of FME AG’s financial statements;
●	overseeing FME AG’s sustainability related objectives and the auditing or assurance of the Company’s sustainability reporting required by law;
●	overseeing the independence and performance of FME AG’s outside auditors;
●	overseeing the effectiveness of our risk management system;
●	overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global health care companies;
●	overseeing our relationship with Fresenius SE and its affiliates as well as overseeing related party transactions generally;
●	reporting by FME AG’s outside auditors directly to the Audit Committee; and
●	performing such other functions and exercising such other responsibilities as are required to be performed or exercised by audit committees by applicable law or as may be delegated to the Audit Committee by the Supervisory Board.

The Supervisory Board has formed a Presiding Committee with effect from November 30, 2023. The members of the Presiding Committee are Mr. Michael Sen (Chair) and Dr. Marcus Kuhnert. The Presiding Committee is responsible in particular for administrative matters relating to the Supervisory Board and for various Management Board matters including recommendations to the Supervisory Board on the appointment or dismissal of Management Board members and on the allocation of responsibilities among the Management Board members. The Presiding Committee further reviews and assesses the Company’s corporate governance.

The Supervisory Board has formed a Compensation Committee with effect from November 30, 2023. The members of the Compensation Committee are Ms. Pascale Witz (Chair) and Mr. Shervin J. Korangy. The Compensation Committee is responsible for preparing the decisions of the Supervisory Board regarding the compensation of the members of the Management Board. This includes the preparation of the determination of the compensation system and of the short-term and long-term incentive plans for the Management Board as well as the definition of the targets for variable compensation components and the definition of target values as well as of the determination of the target achievement. The Compensation Committee also prepares the regular review by the Supervisory Board of the appropriateness of the compensation system and of the total compensation of the individual Management Board members. The Compensation Committee also reviews the annual compensation report. Until effectiveness of the Company’s change of legal form on November 30, 2023, the tasks of a compensation committee were fulfilled by the Human Resources Committee of the supervisory board of the Company’s former general partner.

The Nomination Committee of the Supervisory Board of the Company has consisted, since November 30, 2023, of Mr. Michael Sen (Chair), Mr. Shervin J. Korangy (Deputy Chair), Ms. Sara Hennicken and Ms. Pascale Witz. The members of this committee previously in office (i.e., Dr. Dieter Schenk (Chair), Mr. Rolf A. Classon (Deputy Chair) and Dr. Dorothea Wenzel), exited the Nomination Committee when the change in the Company’s legal form took effect on November 30, 2023. The Nomination Committee recommends suitable candidates to the Supervisory Board for its proposals to the General Meeting for the election of Supervisory Board members or, if required, for judicial appointment of shareholder representatives on the Supervisory Board. The Nomination Committee also, in certain cases, makes recommendations to the Supervisory Board on members of the shareholder representatives to be elected to the committees of the Supervisory Board.

Following the judicial appointment of employee representatives to the Supervisory Board, the Supervisory Board will determine, in due course, the membership of its committees to reflect equal participation between shareholder and employee representatives in accordance with applicable legal provisions and the rules of procedure for the respective committee. In accordance with the relevant recommendation of the German Corporate Governance Code, the Nomination Committee is intended to continue to comprise only shareholder representatives.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance.”

D.	Employees

At December 31, 2023, we had 119,845 employees (total headcount) as compared to 128,044 at December 31, 2022, and 130,251 at December 31, 2021. For further information on the movement in employees, see Item 5, “Operating and financial review and prospects — III. Results of operations, financial position and net assets,” above. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	December 31,	December 31,	December 31,
	2023	2022	2021
Total Company	119,845	128,044	130,251

U.S.	66,384	70,336	70,972
Care Delivery	55,047	57,156	57,276
Care Enablement	11,321	13,164	13,680
Corporate	16	16	16

Germany	7,581	7,827	8,099
Care Delivery	2,394	2,656	2,738
Care Enablement	5,125	5,114	5,304
Corporate	62	57	57

Rest of the world	45,880	49,881	51,180
Care Delivery	33,556	37,838	39,230
Care Enablement	12,323	12,042	11,949
Corporate	1	1	1

During 2023 and the prior two fiscal years, we have not suffered any protracted labor-related work disruptions. Collective bargaining agreements apply to different groups of employees within the Company, depending on local laws and practices.

We respect the principles of freedom of association and the right to collective bargaining, including the rights of our employees to freely choose whether or not to be represented by a particular trade union, and engage in collective bargaining in accordance with applicable law and practice globally. In cases where our employees are represented by unions or works councils, we manage these relationships responsibly, following local laws and practices.

During 2023, we experienced an increase in union organizing activity in the state of California (U.S.).

E.	Share ownership

As of December 31, 2023, no member of our Supervisory Board or our Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item 6.B, “Directors, senior management and employees — Compensation” for information regarding share-based compensation, including the grants of cash-settled performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, stock option and other share based plans are discussed in detail in note 23 of the notes to our consolidated financial statements included in this report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

During 2023, we did not have an accounting restatement that required recovery of erroneously awarded incentive-based compensation pursuant to our incentive-based compensation recovery policy. As of as of December 31, 2023, there were no outstanding balances of erroneously awarded incentive-based compensation to be recovered from the application of the policy to a prior restatement. Our Incentive-based Compensation Recover Policy is included as Exhibit 97 to this Report.

Item 7.Major shareholders and related party transactions

A.	Major shareholders

Security ownership of certain beneficial owners of the Company

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

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or WpHG), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold). For threshold notifications furnished to us by third parties, see note 20 in the notes to the consolidated financial statements included in this report.

We have been informed that as of February 8, 2024, Fresenius SE owned 94,380,382 shares, or 32.2% of our outstanding shares. Subject to any applicable statutory limitations and the provisions of our Articles of Association granting Fresenius SE the right to designate up to two members of our Supervisory Board, all of our outstanding shares have the same voting rights.

On October 30, 2023, Harris Associates L.P., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.02% of the voting rights of the Company were held as of October 26, 2023.

On September 8, 2023, Harris Associates Investment Trust, Boston, Massachusetts, U.S., disclosed pursuant to Section 33 of the WpHG that 3.05% of the voting rights of the Company were held as of September 6, 2023.

On April 28, 2023, BlackRock, Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.19% of the voting rights of the Company and pursuant to Section 38 of the WpHG that instruments relating to 0.99% of the voting rights of the Company were held as of April 25, 2023.

On January 6, 2023, Dodge & Cox International Stock Fund, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 3.00% of the voting rights of the Company were held as of January 3, 2023.

On December 16, 2022, Dodge & Cox, San Francisco, California, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.03% of the voting rights of the Company were held as of December 13, 2022. According to an amended Schedule 13G filed with the SEC on February 13, 2024, Dodge & Cox, an Investment Adviser registered under the U.S. Investment Advisers Act of 1940, is the beneficial owner of 7.4% of the Company’s shares. The Schedule 13G states that Dodge & Cox has sole voting power and sole dispositive power over such shares, and that clients of Dodge & Cox, including investment companies registered under the U.S. Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

On October 28, 2022, Richard Pzena, with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.20% of the voting rights of the Company were held as of October 24, 2022.

On July 14, 2022, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.99% of the voting rights of the Company were held as of July 12, 2022.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2023, 38,407,784 ADRs were held of record by 2,243 U.S. holders. Exhibit 2.1, “Description of Securities,” provides additional information regarding our ADRs and American Depositary Shares (ADSs).

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

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, the Else Kröner-Fresenius-Stiftung owns approximately 27% of the Fresenius SE ordinary shares. See Item 7.B, “Related party transactions – Other interests,” below.

B.	Related party transactions

In connection with the formation of FME AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FME AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FME AG and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 6 of the notes to the consolidated financial statements included in this report. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the SEC and the NYSE. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

●	the term “we (or us) and our affiliates” refers only to FME AG and its subsidiaries; and
●	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FME AG and its subsidiaries.

Real property leases

For information with respect to our principal properties, see “Item 4.D. Property, plant and equipment.” For discussion of related party leases, see note 6 of the notes to the consolidated financial statements included in this report.

Trademarks

Fresenius SE continues to own the name “Fresenius” and several marks containing “Fresenius” (hereinafter referred to as Fresenius Marks). Fresenius SE and Fresenius Medical Care Deutschland GmbH (D-GmbH) entered into agreements containing the following provisions (Trademark License Agreement). Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Marks” as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the “Fresenius Marks” in the former National Medical Care non-renal business if it is used as part of a trademark containing the words “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services.”

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

The Trademark License Agreement remains in full force after our Conversion and related deconsolidation from Fresenius SE with some amendments/clarification concerning inter alia standards regarding the use of the “Fresenius Marks” (details to be defined in Branding Guidelines jointly developed by Fresenius SE and us), limits on the current and future stand-alone use of the “Fresenius” name by us, the introduction of customary termination rights for good cause and the introduction of reporting obligations regarding any harmful use of the Licensed Marks and/or the “Fresenius” name.

Services agreements and products

For information on our services agreements and products, see note 6 of the notes to the consolidated financial statements included in this report.

Financing

For information on our related party financing arrangements, see note 6 and note 16 of the notes to the consolidated financial statements included in this report.

Key management personnel

For information on transactions involving our key management personnel, see Item 6.B, “Directors, senior management and employees – Compensation” and note 6 of the notes to the consolidated financial statements included in this report.

Settlements with former directors

For information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective resignations from the Management Board, see “Item 6.B, “Directors, senior management and employees — Compensation — Management Board members’ compensation — Other benefits and commitments — Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year.”

General Partner reimbursement

For information on reimbursement obligations to our former General Partner, see note 6 of the notes to the consolidated financial statements included in this report.

Item 8.Financial information

The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.Legal and regulatory matters

The information in note 25 of the notes to the consolidated financial statements of this report is incorporated by this reference in response to this item.

8.A.8.Dividend policy

We generally pay annual dividends on our shares in amounts that we determine on the basis of FME AG’s prior year’s balance sheet profit (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

Our Management Board and Supervisory Board propose dividends to the AGM and the AGM approves dividends. The dividends are paid in respect of the fiscal year preceding the respective AGM. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were made in the years shown in the table. They relate to the results of operations in the year preceding the payment.

	2023	2022	2021
Per share amount	€1.12	€1.35	€1.34

For the proposed dividend for 2023 payable in 2024, see Item 5. IV. “Operation and financial review and prospects – Financial position – Net cash provided by (used in) financing activities.”

Except as described in the Description of Securities filed as Exhibit 2.1 to this report, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. For additional information regarding the distribution of dividends to ADS holders, see part D. “American Depositary Shares,” in the “Description of Securities” filed as Exhibit 2.1 to this report. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation.”

Item 9.The offer and listing

The information required by Items 9.A.3, 9.A.5 and 9.A.6 is incorporated herein by reference to the information under the heading “Information pertaining to Item 9. The offer and listing details” in Exhibit 2.1 to this report.

A.4. and C. Information regarding the trading markets for and price history of our stock

Trading markets

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The ordinary shares of Fresenius Medical Care AG were originally listed on the Frankfurt Stock Exchange effective October 2, 1996, and the shares of Fresenius Medical Care AG & Co. KGaA have been listed and traded on the Frankfurt Stock Exchange from February 13, 2006. With effectiveness of the Conversion on November 30, 2023, the shares of FME AG continue to be listed and traded on the Frankfurt Stock Exchange under the symbol FME.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports, in both German and English; preparation of financial statements in accordance with international accounting standards (IFRS Accounting Standards or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc notifications (i.e., certain announcements of certain price-relevant material developments and events required to be made as soon as possible) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange.

We are included in the MDAX®, the index of the 50 listed stock corporations with legal or operative headquarters in Germany, with company size calculated based on market capitalization.

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

Trading on the New York Stock Exchange

ADSs representing the ordinary shares of Fresenius Medical Care AG were originally listed on the NYSE effective October 1, 1996 and ADSs representing the ordinary shares of FME AG & Co. KGaA were traded on the NYSE from February of 2006 until November 30 2023. ADSs representing shares of FME AG were accepted for listing and trading on the NYSE upon effectiveness of the Conversion, and trade under the symbol FMS. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio of our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the Depositary). For information regarding the terms of ADSs representing shares of FME AG, see Exhibit 2.1.

Item 10.Additional information

A.	Share Capital

General information regarding our share capital

As of February 8, 2024, our share capital consists of 293,413,449 outstanding bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in.

On August 27, 2020, the Company conducted its AGM for 2020, at which the shareholders of the Company approved resolutions on the cancellation of the existing authorized capital and the creation of new authorized capital including the possibility of the exclusion of subscription rights, and on corresponding amendments to Article 4(3) and (4) of the Articles of Association of the Company. For information regarding our authorized capital and our conditional capital, see Exhibit 2.1, “Description of Securities.”

On May 20, 2021, our AGM approved an authorization to acquire and utilize treasury shares, including the possibility to exclude the shareholders’ subscription rights, for a period of five years, expiring on May 19, 2026. We have not purchased any shares pursuant to the May 2021 authorization and we do not currently hold any treasury shares. The authorization to acquire our own shares continued in effect following the Conversion. See note 20 of the notes to the consolidated financial statements included in this report.

On July 14, 2023, our EGM, by way of the resolution on the Company’s change of legal form, resolved that the aforementioned authorizations continue to exist also after the Company’s change of legal form.

B.	Articles of Association
B2.	Certain provisions relating to directors

Our Articles of Association do not contain any provisions with respect to the power of a member of the Supervisory Board or the Management Board to vote on a proposal, arrangement or contract in which he or she is materially interested, their power to vote compensation to themselves or any members of the Supervisory Board or the Management Board, borrowing powers exercisable by the board members, or their retirement or non-retirement under a standard age limit requirement. The Supervisory Board, however, itself set a standard age limit for members of the Supervisory Board and of the Management Board, but this standard age limit may be waived by the Supervisory Board. See Item 6.A., “Directors, senior management and employees — Directors and senior management — “Supervisory Board” and “— Management Board.” Transactions in which a related party of the Company (which includes members of the Management Board and the Supervisory Board) is interested are required to be entered into at market conditions. Such transactions may be subject to review by the Supervisory Board. See Item 6.C, “Directors, senior management and employees — Board practices.” The compensation of members of our Supervisory Board is fixed by the Articles of Association. The Supervisory Board, assisted by the Compensation Committee of that board, is responsible for determining the compensation of members of the Management Board. See Item 6.B, “Directors, senior management and employees — Compensation — The Company’s structure and corporate bodies’ compensation — Management Board members’ compensation” and Item 6.C, “Directors, senior management and employees — Board practices.” The Articles of Association do not require ownership of our shares for director qualification. The long-term performance-based compensation component of the compensation system for the Management Board applicable as of January 1, 2020, includes a share ownership requirement. For information regarding the provisions of our Articles of Association and applicable law requiring that our Supervisory Board be composed on a parity basis of six supervisory board members representing our shareholders and six supervisory board members representing our employees, see Item 6. Directors, senior managers and employees and see Item 16G, “Corporate Governance.”

B.5	Provisions relating to shareholder meetings

The Articles of Association provide that a general meeting is to be called at least thirty days prior to the day of the general meeting (excluding the call date and the meeting date), unless a shorter period is permitted by law. This notice period shall be extended by the days of the period for registration, i.e. the six days prior to the general meeting, unless a shorter period is provided in the meeting invitation, excluding the meeting date and the date that registration is received. Under the Articles of Association, the general meeting shall be held at the place where the Company’s registered office is located, in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located. Only shareholders who have registered and provided evidence of their entitlement to exercise shareholder rights are entitled to attend and vote at the general meeting. As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required. At our 2023 AGM, our shareholders approved amendments to our Articles of Association to authorize the General Partner (and now the Management Board) for a period of two years to convene general meetings as virtual meetings, as authorized by recent amendment to the AktG.

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

C.   Material contracts

For information regarding certain of our material contracts, see “Item 7.B. Major shareholders and related party transactions – Related party transactions.” For a description of our stock option plans, see “Item 6.E. Directors, senior management and employees – Share ownership – Options to purchase our securities.” For a description of our Syndicated Credit Facility and our agreements relating to our long-term and short-term indebtedness, see note 16 and note 17 of the notes to the consolidated financial statements included in this report.

D.   Exchange controls

Exchange controls and other limitations affecting security holders.

At present, Germany, in principle, does not restrict the export or import of capital. However, certain restrictions on transactions based on so-called “restrictive measures”, i.e. sanctions, international embargoes or terror prevention resolutions concerning for example but not limited to the People’s Republic of Korea, Russia, Crimea/Sevastopol, non-government controlled areas of Ukraine in the oblasts of Donetsk, Kherson, Luhansk and Zaporizhzhia or Syria are in place. Restrictions of this nature are adopted at the EU level and, where required, implemented by the German national authorities. Furthermore, the Federal Ministry of Economic Affairs and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the voting rights in a German company by a person or company with residency outside of the EU and the European Free Trade Area if such acquisition constitutes a likely impairment of the public security or order. This threshold has recently been lowered to 20% for investments in further defined companies active in various sectors deemed particularly important (e.g. development of personal protective equipment, vaccines, medicinal products, in-vitro diagnostics), and 10% for investments in further defined companies e.g. operators of critical infrastructure, providers of software for critical infrastructure or companies active in other sectors deemed essential per se (e.g. media, certain IT security functions). The 10% threshold also applies to the so-called sector-specific review (including acquisitions by non-German persons and companies) concerning, in particular, German defense companies. The relevant provisions are also applicable to other means of acquisition, e.g. asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain exceptions (e.g. payments for the import, export or transfer of goods), any payment received from/for account of or made to/for account of an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). Specific reporting requirements apply if reports must be lodged for transit trade transactions (relating, inter alia, to the designation of the good) and in case the resident operates a maritime shipping company. In addition, residents (excluding natural persons, monetary financial institutions, investment stock corporations and capital management companies regarding the claims and liabilities of their investment funds) must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 M at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, in principle, residents must report yearly the value (Stand) of the assets (Vermögen) (i) of non-resident companies in which either 10% or more of the shares or of the voting rights in a company are to be attributed to the resident, (ii) of non-resident companies if more than 50% of the shares or of the voting rights are to be attributed to one or more non-resident companies which are controlled by the resident, and (iii) of the resident’s non-resident branch offices and permanent establishments of a domestic company, and the assets which are ascribed to foreign branches and permanent establishments of a foreign company which fulfills the conditions mentioned under (ii). Likewise, equivalent to the conditions described with regard to assets of German residents abroad, residents must report yearly the value of the assets of foreigners in Germany.

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

For non-resident shareholders, the withholding tax rate of 25% may be reduced up to 0%, e.g. on the basis of a double tax treaty. For corporate non-German holders, 40% of the withheld and remitted withholding tax may be refunded upon application at the German Federal Tax Office (at the address noted below), which would generally result in a net dividend tax of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. A partial refund of this withholding tax can be obtained by U.S. Holders under the Treaty (see discussion below). Foreign corporations will generally have to meet certain activity or substance criteria defined by applicable law in order to receive an exemption from or a (partial) refund of German dividend withholding tax.

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

Sales, exchange or other disposition of ADSs

Subject to the discussion below under “Passive foreign investment company considerations,” upon a sale, exchange, or other disposition of the ADSs, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs exceeds one year. Individual U.S. Holders are generally taxed at preferential rates on long-term capital gains (the maximum rate which under current law is 20%). The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any German tax imposed on a sale or other disposition of ADSs.

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

We file periodic reports and furnish other information with the SEC. You may obtain copies of these reports without charge from the Internet site maintained by the SEC, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov. The reports and other documents that we filed in our legal form of a partnership limited by shares before the Conversion will continue to be available on the SEC’s website on the same page as the reports and other documents that we file in our corporate form as Fresenius Medical Care AG. You can also obtain copies of these reports from our own website, www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered part of this report, except as expressly set forth herein.

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

We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in our reports are prepared in conformity with IFRS Accounting Standards as issued by the IASB. Our annual report also includes our Non-financial Report, which contains information regarding our efforts to address various environmental, social and governance issues. Our annual and quarterly reports to our shareholders are posted under “Publications” on the “Investors” page of our website at www.freseniusmedicalcare.com.

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

Documents referred to in this report which relate to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kröner-Strasse 1, 61352 Bad Homburg v. d. Höhe, Germany.

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

The information required by this Item is contained in note 26 of the notes to the consolidated financial statements included in this report and is incorporated by this reference in response to this Item. We also enter in non-speculative derivative contracts to hedge these risks which are also discussed in detail in note 26. Additional information related to interest rates is discussed in note 17 of the notes to the consolidated financial statements included in this report.

Additional factors and further information

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, “Key information – Risk factors.” Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement rates

Approximately 25% of our worldwide revenue for 2023 was for services rendered to patients covered by Medicare’s ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company’s revenues, profitability and financial condition. See Item 4.B, “Information on the Company – Business overview – Regulatory and legal matters – Reimbursement” and “– Health care reform” and Item 5, “Operating and financial review and prospects – II. Financial Condition and Results of Operations – Significant U.S. Reimbursement Developments.”

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

Inflation

A major portion of our revenues from health care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

During 2022, we faced significant challenges in the labor market, in particular in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs, which could continue in the future. These impacts, combined with uncertainty in the macroeconomic environment, which drove inflationary cost increases and supply chain constraints, have had a materially adverse effect on our results of operations. While we have seen a stabilization of both the labor market and the inflationary environment during 2023, such impacts could continue to impact us in the future. Additionally, although there are indications that raw material markets are stabilizing, we expect our products business to continue to be impacted by supply chain and material cost challenges in 2024.

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

Under the Amended and Restated Deposit Agreement dated as of November 30, 2023, between the Company and The Bank of New York Mellon, as depositary, ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

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

Under the fee agreement between us and The Bank of New York Mellon, the depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program’s continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, telephone calls and legal fees. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2023, we received €1.2 M in aggregate payments from the depositary for such fees and expenses.

Part II

Item 13.    Defaults, dividend arrearages and delinquencies

None.

Item 14.    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15A.    Disclosure controls and procedures

The Company’s management, including the members of the Management Board performing the functions of Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. Based on such evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, the Company’s disclosure controls and procedures were effective.

Item 15B.    Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the members of the Management Board performing the functions of Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS Accounting Standards as issued by the IASB. Internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that the Company’s transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by COSO as of December 31, 2023. Based on such assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2023 was effective.

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

Item 15C.    Attestation report of the independent registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-2.

Item 15D.    Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2023 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

For information regarding our non-prosecution agreement with the DOJ and the separate agreement with the SEC to resolve the government allegations against us concerning conduct that might violate the FCPA or other anti-bribery laws, and our related investments in compliance and financial controls, see note 25 of the notes to our consolidated financial statements included in this report.

Item 16A.    Audit committee financial expert

Our Supervisory Board has determined that each of Dr. Marcus Kuhnert, Mr. Gregory Sorensen, MD and Ms. Pascale Witz qualifies as an audit committee financial expert and is “independent” as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of ethics

On October 14, 2020, we adopted a revised Code of Ethics and Business Conduct. As adopted, the revised Code applies to members of the Management Board, including its Chair and the responsible member for Finance & Controlling, other senior officers and all Company employees.

A copy of our Code of Ethics and Business Conduct is available on our website under “About Us – Compliance” at: www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

Item 16C.    Principal accountant fees and services

At the AGM held on May 16, 2023, confirmed by the EGM held on July 14, 2023, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2023 fiscal year, for the potential review of interim financial information for fiscal year 2023 prepared after the AGM in 2023 and as auditor for the potential review of interim financial information for fiscal year 2024 prepared prior to the AGM in 2024. At the AGM held on May 12, 2022, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2022 fiscal year, for the potential review of interim financial information for fiscal year 2022 prepared after the AGM in 2022 and as auditor for the potential review of interim financial information for fiscal year 2023 prepared prior to the AGM in 2023.

For the fees billed by our principal accountant for the last three years, comprising audit fees, audit related fees, tax fees and other fees, see note 32 of the notes to the consolidated financial statements included in this report.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with IFRS Accounting Standards. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit Committee (until November 30, 2023: Audit and Corporate Governance Committee) and subject to election by our shareholders at our AGM in accordance with German law.

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

The Supervisory Board’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors. The policy also provides for additional approval requirements based on fee amount.

The Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chair of the Audit Committee or to the full committee, for approval on a case by case basis. In addition, the Audit Committee is informed about all approvals on a quarterly basis. Neither the chair of our Audit Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors’ independence.

Item 16D.    Exemptions from the listing standards for audit committees

Not applicable.

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

See note 20 of the notes to the consolidated financial statements included in this report for information on the authorization of our Management Board to purchase treasury shares. As of December 31, 2023 and 2022, we did not hold treasury shares and have not made any share repurchases under such authorization or otherwise.

Item 16F.    Change in registrant’s certifying accountant

Not applicable.

Item 16G.    Corporate governance

Introduction

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligations to:

●	maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act,
●	maintain (and enforce, if required) an incentive-based compensation recovery policy,
●	notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A,
●	file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and
●	disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules.

Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the Compensation System 2020+ for our Management Board was adopted subject to, and was approved by, our AGM on August 27, 2020. The Compensation System 2020+ is also reviewed by an independent external compensation expert if any relevant amendments to the system are made. Under German law, our compensation system must be submitted for approval to the AGM every four years, at a minimum. Our Compensation System 2024+ is subject to review by an independent external compensation expert and will be submitted to the AGM to be held May 16, 2024 for approval and shall apply retroactively as of January 1, 2024. Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a “Compensation Discussion and Analysis,” as well as disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance pursuant to SEC rules and adopted in August 2022) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. Item 6.B of Form 20-F generally requires foreign private issuers to disclose executive compensation on an individual basis for all officers unless the issuer does not disclose individual compensation pursuant to home country law or otherwise. We disclose the compensation paid to members of the Management Board and the Supervisory Board (as well as the supervisory board of the former General Partner in 2023, which will be the final time this compensation will be disclosed) on an individual basis in the Compensation Report that we prepare and disclose under German law. A convenience translation of our Compensation Report for 2023, which describes our compensation system and the performance targets included in the system, is included in this Form 20-F. See Item 6.B, “Directors, senior management and employees – Compensation.”

In October 2022, the SEC issued its final compensation “clawback” (recovery) rule. That rule, originally proposed in 2015, directed U.S. stock exchanges to establish listing standards requiring their listed issuers to adopt, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation paid on the basis of financial information that is subsequently restated. In addition, if a company prepares such an accounting restatement, it will be required to disclose information regarding the enforcement of its recovery policy, including whether the company has foregone any such recovery under the limited conditions permitted by the rule and whether any executive officer owes any amounts of recoverable compensation to the company. The clawback rule and related disclosure requirements apply to both U.S. domestic and foreign private issuers and impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Our incentive-based compensation recovery policy, adopted in the third quarter of 2023, is an exhibit to this Form 20-F. Under the terms and conditions of our long-term incentive plans and the service agreements concluded with the members of the Management Board, the Company is entitled to reclaim certain previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. The SEC’s clawback rule does not affect our rights to seek recovery under these compensation plans and service agreements, but any such recovery could not be applied to offset amounts due under our incentive-based compensation recovery policy unless such violation or undutiful conduct were directly related to an accounting restatement.

In addition to the comparative governance disclosure requirements of this Item 16.G, as a German company, we deal with governance matters in a Declaration on Corporate Governance (Erklärung zur Unternehmensführung) that we prepare and make available pursuant to Section 315d in conjunction with Section 289f of the German Commercial Code as well as in a Non-financial Group Report that we prepare and make available pursuant to Section 315c in conjunction with Sections 289c to 289e of the German Commercial Code and the EU Taxonomy Regulation. Our Declaration on Corporate Governance, in addition to the information in Item 6.A, “Directors, senior management and employees – Directors and senior management” and Item 6.C “Directors, senior management and employees – Board practices,” each above, in particular includes information on the composition and practices of the Management Board, our Supervisory Board and the committees of our Supervisory Board. Our Declaration on Corporate Governance for 2022 is posted on our website at www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-on-corporate-governance. We will post our 2023 Declaration on Corporate Governance on our website when it becomes available following the filing of this report on Form 20-F.

Section 315c, in conjunction with Sections 289c to 289e, of the German Commercial Code, and the EU Taxonomy Regulation for sustainable activities, require that we publish certain information regarding our sustainability performance in ESG matters. We publish such information in our Non-financial Group Report, which contains relevant information relating to social, employee and environmental matters, combating bribery and corruption and respect for human rights. Our Non-financial Group Report for 2022 is posted on our website at www.freseniusmedicalcare.com/en/investors/publications. We will post our 2023 Non-Financial Group Report on our website when it becomes available following the filing of this report on Form 20-F. In referencing our Non-financial Group Report and our Declaration on Corporate Governance, above, and furnishing these website addresses in this report, however, we do not intend to incorporate any content from those documents or information on our website into this report, and any information in those documents or on our website should not be considered to be part of this report, except as expressly set forth herein.

In contrast to our furnishing sustainability information regarding various ESG matters in a non-financial report, the SEC requires, and proposes to require, certain sustainability-related information in reports filed with the SEC. In July 2023, the SEC adopted rules requiring periodic disclosures regarding cybersecurity risk management, strategy and governance, as well as current disclosure of material cybersecurity incidents. See Item 16K, “Cybersecurity.” In March 2022 the SEC issued proposed disclosure requirements regarding climate-related matters in SEC reports and registration statements filed with the SEC. The climate proposal would require information about a company’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks would also include disclosure of a company’s GHG emissions (including an attestation report regarding such emissions by an independent expert in GHG emissions), and certain climate-related financial metrics would be required in a company’s audited financial statements. Like the cybersecurity rules, the SEC’s proposed climate disclosure rules would apply to both U.S. domestic and foreign private issuers.

As a German company, FME AG follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Co-Determination Act (Mitbestimmungsgesetz, or MitBestG) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance. It should be noted that the information in the discussion below relating to the voting and other rights of our shareholders under our Articles of Association and German law applies only to persons who actually hold our shares, but not to holders of our ADSs. Holders of our ADSs have only the rights provided under the deposit agreement governing the terms of the ADSs. For detailed information regarding those rights, including information regarding how holders of ADSs may instruct the depositary to vote the shares represented by their ADSs, see the information under the heading “D. American Depositary Shares – Description of American depositary receipts” in Exhibit 2.1 to this report.

The legal structure of the Company

Until November 30, 2023, the Company’s legal form was that of a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) with the company name Fresenius Medical Care AG & Co. KGaA. The business of the Company in the legal form of the KGaA was conducted by its general partner, Fresenius Medical Care Management AG, represented by its management board. The sole shareholder of Fresenius Medical Care Management AG was Fresenius SE & Co. KGaA, which also holds approximately 32.2% of the shares in the Company. In the legal form of the KGaA, the Company did not have its own management board. The supervisory board of the general partner, elected by Fresenius SE & Co. KGaA, appointed the general partner’s management board. The Company already had its own supervisory board prior to the Conversion, but that board was not entitled to appoint the general partner or the members of its management board. Also, the supervisory board of the Company as a KGaA could not subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner.

The Extraordinary General Meeting of the Company on July 14, 2023 resolved to convert the Company into a stock corporation (Aktiengesellschaft – AG) by way of a change of legal form in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz - UmwG). The change of legal form took effect on November 30, 2023 upon registration with the commercial register of the competent local court of Hof (Saale), Germany. Since then, the Company has existed in the legal form of an AG with the company name Fresenius Medical Care AG.

The change of the legal form of the Company into the legal form of an AG did not change the legal identity of the Company under German law. In particular, it did not lead to a legal succession under German law from Fresenius Medical Care AG & Co. KGaA to Fresenius Medical Care AG. However, the change of legal form has changed certain aspects of the Company’s corporate governance.

The general partner Fresenius Medical Care Management AG exited the Company upon the change of legal form of the Company taking effect on November 30, 2023. The management of the Company and the conduct of its business are now the responsibility of the management board of the Company. The measures taken by Fresenius Medical Care Management AG for the Company as its general partner until the change of the legal form, and the resolutions adopted by the management board of Fresenius Medical Care Management AG in its capacity as the general partner of the Company, will in principle continue to apply.

The members of the management board of the general partner left the general partner in the course of the change of legal form and have been appointed as members of the Management Board of the Company by the Supervisory Board of the Company, which is now responsible in this respect.

The Supervisory Board of the Company in the legal form of the AG corresponds in principle to the Supervisory Board of the Company in the legal form of the KGaA. However, with the change of legal form, the responsibility for the appointment and compensation of the individuals responsible for the management of the Company has been transferred from the supervisory board of the former general partner to the Supervisory Board of the Company. In the Company’s new corporate governance structure, the Supervisory Board of the Company has the responsibilities of both the supervisory board of the former general partner and the Supervisory Board of the Company in the legal form of the KGaA.

Effective as of November 30, 2023, the Company is a stock corporation under German law. The corporate bodies of a German stock corporation are its management board, its supervisory board and its general meeting of shareholders.

Management and oversight

The governance structure of FME AG is illustrated as follows:

Management Board

The Management Board manages the Company and conducts its business. In order to maintain personnel continuity in the management of the Company, the members of the management board of the general partner in office on the effective date of the change of the Company’s legal form left the management board of the general partner in the course of the change of the legal form and were appointed as members of the Management Board of the Company. In connection with the retirement of Mr. William Valle as the member of the Management Board responsible for Care Delivery, Mr. Craig Cordola was appointed to the Management Board, effective January 1, 2024.

Supervisory Board

The Supervisory Board of the Company supervises and advises the management of the Company by the Management Board and performs the other duties assigned to it by law and the Articles of Association. In accordance with principle 6 of the German Corporate Governance Code, supervision and advice include sustainability matters. The Supervisory Board is further involved in strategy and planning as well as all matters of fundamental importance for the Company.

As a result of the change of the legal form of the Company into the legal form of an AG, the co-determination regime applicable to the composition of the Supervisory Board under German law has changed. The Supervisory Board of the Company in the legal form of a KGaA was not subject to corporate co-determination because the employees of Fresenius Medical Care were attributed to Fresenius SE & Co. KGaA for the purposes of corporate co-determination. Since the change of the legal form of the Company into the legal form of an AG and the exiting of the general partner became effective, this attribution no longer takes place because the Company ceased to be a dependent company of Fresenius SE & Co. KGaA within the meaning of co-determination law.

After the effective date of the change of legal form, the Management Board of the Company initiated status proceedings in accordance with Section 97 of the German Stock Corporation Act (AktG) to determine with binding effect the statutory provisions governing the composition of the Supervisory Board. No objections to the status proceedings were raised. Accordingly, pursuant to the applicable statutory provisions of the German Stock Corporation Act (Aktiengesetz — AktG), the German Co-Determination Act (Mitbestimmungsgesetz – MitbestG) and in accordance with the more detailed provisions of the Articles of Association of the Company, the Supervisory Board of the Company consists of twelve members, of whom, subject to Fresenius SE’s appointment right pursuant to Article 8 paragraph 2 of the Articles of Association, six are to be elected by the General Meeting (shareholder representatives) and six are to be elected by the employees (employee representatives) in accordance with the provisions of the MitbestG. See Item 6A, “Directors, senior management and employees - Directors and senior management - Supervisory Board.”

The Supervisory Board of the Company does not include any members who were previously members of the Management Board of the Company or, for the portion of 2023 during which the Company existed in the legal form of a KGaA, of its general partner.

German regulations have several rules applicable to supervisory board members which are designed to ensure that the supervisory board in its entirety possesses the knowledge, ability and expert experience to properly fulfill its tasks as well as to ensure a certain degree of independence of the board’s members. German law prohibits members of the management board from contemporaneously serving on the supervisory board. This may be contrasted with the U.S. practice under which executive officers may, and often do, serve as both officers and directors of a company, subject to stock exchange rules requiring listed companies to have a majority of independent directors (further subject to certain exceptions). German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow directions or instructions from third parties. Any service, consulting or similar agreements between an AG and any of its supervisory board members must be approved by the supervisory board.

General meeting

The general meeting is the resolution body of the AG shareholders. The rules of the NYSE require companies with voting securities listed on the NYSE to solicit proxies for all meetings of shareholders, although such solicitations by foreign private issuers need not comply with the SEC’s proxy rules. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a company-nominated proxy acting on their instructions. Instructions for voting by proxy are included in the invitation for the general meeting. The agenda and resolution proposals for the general meeting are prepared by the Management Board and the Supervisory Board. The Management Board, however, cannot propose nominees for election as members of the Company’s Supervisory Board or make proposals for the Company’s auditors.

As a consequence of the Company’s change of legal form, Fresenius SE is no longer subject to the various bans on voting at general meetings to which it was subject due to its ownership of the shares of the Company’s former General Partner, and members of the management board of Fresenius SE’s general partner are now permitted to serve on the Company’s Supervisory Board. See Item 6A, “Directors, senior management and employees — Directors and senior management — Supervisory Board.” In addition, as a consequence of the Company’s change of legal form, certain matters requiring a resolution at the general meeting that also required the consent of the General Partner are no longer subject to such consent.

The Articles of Association of FME AG

For information regarding our Articles of Association, including information regarding the Company’s authorized share of capital, see Exhibit 2.1. The information about our Articles of Association summarized in Exhibit 2.1 is not complete and is qualified in its entirety by reference to the complete form of Articles of Association of FME AG. A convenience English translation of our Articles of Association is on file with the SEC and can also be found on the Company’s website under www.freseniusmedicalcare.com.

The Former Pooling agreement

Upon the effectiveness of the Company’s change of legal form and the exit of Fresenius Medical Care Management AG as the general partner of the Company, the pooling agreement among Fresenius SE, our former General Partner and the independent directors (as defined in such pooling agreement) on the General Partner’s supervisory board, terminated in accordance with its terms. The pooling agreement had been entered into for the benefit of all persons who, from time to time, beneficially own our shares, including owners of ADSs evidencing such shares (other than Fresenius SE and its affiliates or their agents and representatives). For information regarding certain consequences of the termination of the Pooling Agreement, see Item 3.D, “Key Information — Risk Factors — Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange. The pooling agreement that required us to file quarterly reports and certain information with the SEC and maintain our ADS facility and a U.S. listing for ADSs representing our shares terminated upon effectiveness of the Conversion.” A copy of the pooling agreement, as in effect prior to its termination, is available on the SEC website, www.sec.gov.

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

The reporting requirements of Section 16 of the Exchange Act do not apply to the equity securities of a foreign private issuer. Accordingly, the members of our Supervisory Board and our Management Board, and holders of more than 10% of our voting securities, are not subject to these requirements with respect to their ownership of or transactions in our shares, and transactions in our shares are not subject to “short-swing” profit recovery by us or our shareholders. As a foreign private issuer, we are also exempt from the SEC proxy rules. Therefore, we are also not subject to rules adopted by the SEC in December 2018 that require U.S. domestic public companies to disclose in their proxy statements their practices or policies regarding the ability of their directors, officers or employees (or their respective designees) to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to them as compensation or directly or indirectly held by them. However, our Insider Policy provides that persons subject to the policy are discouraged from engaging in such transactions.

In December 2022, the SEC issued final rules requiring disclosure in annual reports whether or not (and if not, why not) a company has adopted insider trading policies and procedures that govern the purchase, sale, or other disposition of the company’s securities by directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules, and regulations. A company that has adopted such policies and procedures is required to disclose such policies and to file its policies as an exhibit to its annual report. The new disclosure and filing requirements apply to both U.S. domestic and foreign private issuers, as do amendments to the SEC’s rule governing securities trading plans that are intended to meet the rule’s conditions for establishing an affirmative defense to insider trading claims, but certain additional disclosure requirements relating to securities trading by corporate insiders apply only to U.S. domestic issuers. In 2022, we revised our prior U.S. and global insider trading policies and combined them into a single global Insider Policy that sets forth our insider trading policy. Our Insider Policy is an exhibit to this Form 20-F.

Certain share issuances

Under the listing rules of the NYSE, the issuance of securities of the same class as the listed class, or of securities convertible into or exchangeable for the listed securities, may require shareholder approval as a condition to the listing of such additional securities on the NYSE. Subject to certain exceptions (including the issuance of shares in public offerings for cash and issuances for cash at a price equal to or exceeding a defined minimum) shareholder approval may be required for the listing of shares to be issued to certain related parties, issuances of shares having voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, and issuances pursuant to share-based incentive compensation plans. However, under NYSE policy, such approval is not required for issuances of securities by foreign private issuers if it is not required by the issuer’s home country law and the NYSE receives an opinion of counsel in the issuer’s home jurisdiction. Subject to shareholder approval requirements under the stock exchange listing rules referred to above, companies organized under the corporate statutes of the states of the U.S. may generally issue shares solely by action of a company’s board of directors, assuming, in the case of common shares, the availability of a sufficient number of authorized but unissued and unreserved shares or, in the case of preferred stock, the inclusion of “blank-check” preferred authorization in a company’s charter document. In contrast, under the AktG, the issuance of new shares requires a capital increase (Kapitalerhöhung) of the Company by way of an approval by the shareholders requiring the affirmative vote of a majority of three quarters of the capital represented at the vote. Next to a capital increase against contribution (Kapitalerhöhung gegen Einlagen), a capital increase may also be conducted from Authorized Capital (genehmigtes Kapital) or Conditional Capital (bedingtes Kapital). The resolution creating Authorized Capital may authorize the Management Board to issue new shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization. In addition, Conditional Capital may be created for the purpose of issuing (i) new shares to holders of convertible bonds or other securities which grant a right to shares, (ii) new shares as the consideration in a merger with another company, or (iii) new shares offered to management or employees. Following a change in German law, the nominal value for any Conditional Capital may not exceed 60% of the Company’s issued capital at the time of the resolution. The nominal value for any Conditional Capital created for the purpose of issuing new shares to holders of convertible bonds or other securities which grant a right to shares may not exceed 50% of the Company’s issued capital at the time of the resolution. The nominal value for any Conditional Capital created for the purpose of issuing shares to management and employees may not exceed 20% of the Company’s issued capital at the time of the resolution. For information regarding our authorized capital, including provisions permitting the exclusion of shareholder subscription (pre-emptive) rights, and our conditional capital, see Exhibit 2.1 to this report.

Comparison with U.S. and NYSE governance standards and practices

Although, as noted above, our status as a foreign private issuer exempts us from most of the NYSE requirements, several of the concepts addressed by the NYSE rules are also addressed (but not mandated) by the German Corporate Governance Code. The most recent applicable version of the German Corporate Governance Code is dated April 28, 2022 which became effective June 27, 2022 (German Corporate Governance Code). The German Corporate Governance Code’s governance rules applicable to German corporations are not legally binding. However, companies that do not comply with the German Corporate Governance Code’s recommendations must disclose publicly whether and for what reason their practices differ from the recommendations of the German Corporate Governance Code. Under the German Corporate Governance Code, a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual “Declaration of Compliance” with the recommendations of the German Corporate Governance Code, including certain deviations, is posted on our website, www.freseniusmedicalcare.com in the section “Corporate Governance” of the Investor Relations page under “Declaration of Compliance” at www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-of-compliance/, together with our declarations for prior years.

The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies must also adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Some of the German Corporate Governance Code’s recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board shall determine specific objectives regarding its composition and shall prepare a profile of skills and expertise for the entire board while taking the principle of diversity into account. Our Supervisory Board has determined concrete objectives for its composition and prepared such a profile of skills and expertise, which is posted on our website at www.freseniusmedicalcare.com/en/about-us/supervisory-board. Proposals by the supervisory board to the general meeting shall take these objectives into account, while simultaneously aiming at fulfilling the overall profile of required skills and expertise of the supervisory board. The objectives regarding its composition shall, inter alia, also take into account potential conflicts of interest. Further, information shall be provided about what the supervisory board regards as the appropriate number of independent supervisory board members, and the names of those members. Our independent shareholder representatives on the Supervisory Board within the meaning of the German Corporate Governance Code are Mr. Shervin J. Korangy, Dr. Marcus Kuhnert, Mr. Gregory Sorensen, MD, and Ms. Pascale Witz. Similarly, if a substantial and not merely temporary conflict of interest between a company and a member of its supervisory board arises, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board shall serve on the supervisory board. We are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to directors’ inclusion as board members. However, Form 20-F requires that we disclose, inter alia, the business experience, functions and areas of experience in the Company of our directors and their principal business activities performed outside the Company. Under the German Corporate Governance Code, the composition of the supervisory board has to ensure that its members collectively have the knowledge, skills, and professional expertise required to properly perform all duties.

Since the Company’s change of legal form to an AG took effect and the German Co-Determination Act (Mitbestimmungsgesetz) became applicable to the Company, at least 30% of the members of the Supervisory Board must be women and at least 30% must be men in accordance with Section 7 paragraph 3 sentence 1 MitbestG, Section 96 paragraph 2 AktG. For a twelve-member supervisory board, this corresponds to at least four women and at least four men. This gender ratio was met during 2023, both prior to and after the Conversion. It was also met taking into account the employee representatives appointed to the Supervisory Board by the court in January 2024.

Since the change of the Company’s legal form to that of an AG took effect and the German Co-Determination Act (Mitbestimmungsgesetz) became applicable to the Company, gender requirements for the composition of the Management Board are also applicable for the first time. According to Section 76 paragraph 3a AktG, if the Management Board of the Company consists of more than three persons, it must include at least one woman and at least one man. This requirement was met in 2023 and continues to be met as of the date of this report, during which two of the five members of the Management Board, i.e. 40%, were female and three of the five members, i.e. 60%, were male.

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

As noted under “Introduction” above, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act. The NYSE’s governance rules applicable to U.S. domestic listed companies also require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are “independent” as defined in the NYSE’s governance rules. While we maintain a nominating committee and a compensation committee of our Supervisory Board, we are exempt from the NYSE rules requiring such committees and that they consist solely of independent directors.

In contrast to U.S. practice, with two exceptions, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. As a company subject to the MitbestG, we are required to establish a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. In addition, the AktG provides that the supervisory board of public interest entities within the meaning of the German Commercial Law must establish an audit committee that supervises the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit function as well as the annual auditing, in particular the selection and the independence of the external auditor, the quality of the audit, and the additional services rendered by the external auditor. Most of these functions are also the responsibility of the audit committee under the NYSE and SEC audit committee rules. Our Audit Committee within the Supervisory Board, which functions in each of these areas, also serves as our audit committee required by SEC Rule 10A-3 and the NYSE rules. The Rules of Procedure of our Audit Committee, and the SEC and NYSE rules all require that the Audit Committee consist solely of “independent” directors, except that committee members may serve in reliance on an applicable exemption from such independence requirements. Under the Audit Committee Rules of Procedure and the Corporate Governance Code, an Audit Committee member is independent if such member has no significant business, professional or personal relationship with the Company or its affiliates and satisfies the SEC and NYSE independence requirements, is independent from the Company, the Management Board and from any controlling shareholder as defined by the German Corporate Governance Code and, in case of a conflict of interest, the Supervisory Board determines that such conflict does not interfere with the exercise of such member’s independent judgment as a member of the Audit Committee. Under the SEC and NYSE rules, an audit committee member is not independent if he or she receives any compensation other than fees for board and committee service. Co-determination requires that committees of the Supervisory Board include employee representatives on our Supervisory Board, but under the SEC and NYSE rules, employee representatives on the Audit Committee would not be independent because, in addition to any fees they receive for service on the board, they receive compensation as employees. The SEC and NYSE audit committee rules recognize our co-determination obligations and provide that employees of a foreign private issuer who serve on the issuer’s board of directors or audit committee pursuant to the issuer’s governing law or documents, a collective bargaining or similar agreement or other home country legal or listing requirements, and who are not “executive officers” (as defined in SEC Rule 3c-7) of the foreign private issuer are exempt from those rules’ independence requirements.

In addition, our Supervisory Board has formed a Presiding Committee, a Compensation Committee and a Nomination Committee. For information regarding the members of our Audit Committee as well as the functions of the Audit Committee, the Presiding Committee, the Compensation Committee, and the Nomination Committee, see Item 6.C, “Directors, senior management and employees — Board practices.”

Under the NYSE compensation committee rule, as adopted to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors. Unlike the SEC Audit Committee Rule, which identifies specific factors that preclude independence, Rule 10C-1 provides that independence is to be determined considering “all relevant factors.” Under SEC Rule 10C-1, a compensation committee is a committee with functions that include “oversight” of executive compensation on behalf of the board of directors. NYSE Rule 303A.05 provides that a NYSE-listed company’s compensation committee must have, inter alia, “direct responsibility” to determine and approve the CEO’s compensation level and make recommendations to the board with respect to non-CEO executive officer compensation. Under the NYSE rules, foreign private issuers such as FME AG continue to be exempt from all requirements to maintain an independent compensation committee. Our Compensation Committee prepares proposals for the Supervisory Board regarding the compensation of the Management Board, but the Supervisory Board itself must decide upon such compensation.

The SEC’s new incentive compensation “clawback” rule permits a company to refrain from pursuing recovery of incentive compensation if it would be “impracticable” to do so. The rule requires that the impracticability determination must be made by a company’s independent committee responsible for executive compensation or, in the absence of such a committee, a majority of the independent directors on the company’s board. For foreign private issuers, recovery may be “impracticable” if (in addition to other bases available to all issuers) recovery would violate the issuer’s home country law where that law was adopted prior to November 28, 2022. In such a case, the issuer must obtain an opinion of home country counsel to that effect and provide such opinion to the stock exchange which it is listed.

Item 16H.Mine safety disclosure

Not applicable.

Item 16I.Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 16J.Insider trading policies

Our insider trading policy, as contemplated by Item 16J. of Form 20-F, is included as Exhibit 11.3 to this Report.

Item 16K.Cybersecurity

Risk Management and Strategy

Our cybersecurity program is designed to protect our information, and that of our patients, our business partners and our employees, from unauthorized access, manipulation and data misuse. Cybersecurity is an integral aspect of our enterprise digital program. Our goal is to continuously enhance our global cybersecurity capabilities to safeguard sensitive information and facilitate strategic initiatives. The Global Information Security Program Office is responsible for overseeing information security and privacy assurance. Additionally, as cybersecurity is part of our overall risk management system, such risks are monitored and semi-annually reported to the Management Board within our risk management system. Our Global Internal Audit Department audits a selected number of our technology applications worldwide each year (see Item 4. “Information on the Company — B. Business Overview — Risk management” for further information on this system). Routine program updates are provided to our Management Board and we provide a program review for our Supervisory Board on an annual basis. As part of the FME25 Program, we established the first unified Global Cybersecurity Operations Center. Our goal is to continue to respond effectively to global security incidents through consistent monitoring and analysis practices.

In 2023, we recorded one information security breach. On September 29, 2023, Cardiovascular Consultants, Ltd. (CCL), a former subsidiary of the Company located in the U.S., became aware that some of its computer systems in the U.S. were affected by a security incident. CCL took immediate action to contain the incident, initiating incident response and recovery procedures. CCL also began an investigation with the assistance of a third-party forensic firm, regulatory bodies were notified and we reported the incident in a Form 6-K submitted to the SEC on December 6, 2023. Subsequent to our Form 6-K submission, we concluded our previously disclosed investigation into the impact of the September 29, 2023 security incident on another subsidiary, Fresenius Vascular Care, Inc., noting that information related to this additional subsidiary’s patients, former patients and guarantors were also affected. Similar notifications to regulatory bodies were made and affected parties were informed. Based on expenses incurred to date for the investigation and remedial action, together with forecasted additional expenses, we continue to expect that the incident will not have a material impact on our financial condition or results of operations. For information regarding lawsuits filed against FME AG related to this incident, see note 25 of the notes to the consolidated financial statements included in this report.

During 2023, we successfully delivered the key initiatives outlined in our security roadmap, including improving our risk management and global operations. We increased our cybersecurity effectiveness by implementing strategic initiatives focused on cybersecurity governance, cyber operations, third-party risk and data security programs. For example, we have introduced new automated assessment tools for third-party evaluations globally, eliminating regional legacy assessments. This allows us to reduce third-party risk and conduct standardized cybersecurity assessments of third-party vendors.

In 2023, we also updated our information security policy to address all 23 categories of the U.S. National Institute of Standards and Technology (NIST) Cybersecurity Framework. Additionally, we published a global IT acceptable use policy to ensure consistency across our organization.

Our organization increasingly leverages artificial intelligence (AI) and other emerging technologies to improve our patient outcomes and enhance our productivity. It is essential that we maintain the highest level of cybersecurity to safeguard our confidential information, patient health information, personally identifiable information and intellectual property. Recent developments involving AI chat applications have exposed potential risks and vulnerabilities in handling sensitive information. In light of these risks, we have issued guidelines for the appropriate use of AI-powered capabilities to all employees. In addition, we have also established an AI Oversight Committee at the Management Board level.

In managing and measuring performance as part of our global cybersecurity program, we have adopted the standards set out in the globally recognized NIST Cyber Security Framework. These standards guide our activities in identifying, protecting, detecting, responding to and recovering from cybersecurity incidents.

We aim to continue to prevent, detect and react to security incidents with various measures and training programs. In 2023, our privacy, cybersecurity and legal teams collaborated to streamline cyber and privacy incident response procedures. Internal audits are in place to evaluate the effectiveness of our internal controls, identify vulnerabilities in our IT security processes and maintain compliance with our regulatory requirements. From time to time, we engage third party experts to assess the effectiveness of our framework implementation and program.

Employee awareness and training are essential to our ability as a company to thwart cyber-attacks. In 2023, we continued to raise employees’ risk awareness with mandatory, regular online training for all employees and complimentary awareness campaigns. We conducted a month-long global campaign to promote cybersecurity alertness among our employees. The event’s primary objective was to apprise our staff members of the measures and protocols in place for the safety of our company, patients and employees in the digital realm. The event also aimed to educate our employees on the best practices and steps to mitigate the risks of cyber threats.

For additional information regarding risks from cybersecurity threats, see Item 3. “Key information — D. Risk Factors — Risks relating to legal and regulatory matters — Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability and reputational damage.”

Governance

We aim to continuously improve our global cybersecurity capabilities to secure sensitive information and support strategic initiatives. In 2022, we hired our first Global Chief Information Security Officer (CISO), who reports to the Global Chief Information Officer (CIO) who in turn reports to the CEO. The CIO and CISO are accountable and responsible for overseeing information security and establishing a Global Information Security Program Office to reduce cybersecurity risk. If necessary, the CISO has direct access to the Management Board.

Our Management Board and other executive-level teams are regularly updated on our IT and cybersecurity programs, while our Supervisory Board receives an annual review of the performance of the information security program. In addition, the Global Information Security Program Office partners with our legal department to jointly manage privacy assurance and records management.

Managing and measuring performance is an integral part of our global cybersecurity program oversight. As noted above, we have adopted the standards of the NIST Cyber Security Framework. This framework is risk-driven and helps us to identify, protect, detect, respond to and recover from cybersecurity incidents.

In 2022, we engaged external cybersecurity experts to evaluate the effectiveness of our cybersecurity program on a global scale. Based on this analysis, we have developed a multi-year security roadmap through 2026. This roadmap prioritizes our program goals and investments by risk, ensuring that we focus our efforts on the most critical areas of our cybersecurity program.

As part of our cybersecurity roadmap, we set annual maturity targets based on the NIST Cyber Security Framework. We use these metrics to measure our effectiveness in improving risk management and global cybersecurity processes. In 2023, we continued to enhance the effectiveness of our cybersecurity program with a focus on areas such as cybersecurity governance, risk management and cyber operations.

The cybersecurity team manages the risk program for IT and Cybersecurity. Our IT and cybersecurity risk reporting follows enterprise risk management methods required by the corporate risk team. This reporting ensures that key IT and cybersecurity risks and management plans are visible to our enterprise risk management committee. We also communicate our top risks and management plans to the Management Board and Supervisory Board.

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

DATE: February 20, 2024

FRESENIUS MEDICAL CARE AG

By:	/s/ HELEN GIZA
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ MARTIN FISCHER
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board

Index of financial statements

Audited consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Fresenius Medical Care AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards (IFRS® Accounting Standards) as issued by the International Accounting Standards Board (IASB).  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for costs of revenue and selling and general and administrative expenses in 2023.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

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

Goodwill Impairment Assessment – Care Delivery and Care Enablement

As described in Notes 1g), 2a) and 12 to the consolidated financial statements, the Company’s consolidated goodwill balance as of December 31, 2023 was € 14,650,008k, thereof € 2,076,585k related to the group of cash generating units (“CGUs”) that comprise the Care Enablement segment and € 12,573,423k related to the group of CGUs that comprise the Care Delivery segment. To perform the annual impairment test of goodwill, management identified its groups of CGUs and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes. To comply with IFRS to determine possible impairments of these assets, the value in use of each group of CGUs is first compared to the group of CGUs’ carrying amount. In cases where the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs. The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (“WACC”) specific to that group of CGUs.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment – Care Delivery and Care Enablement is a critical audit matter are (i) the significant judgment by management when determining the value in use of the groups of CGUs also against the background of potential effects to future patient growth from treating patients suffering from chronic kidney disease with GLP-1 receptor agonists, and (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions related to revenue growth rates, projected operating income margins, residual value growth rates, and the pre-tax discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment process, including controls over assessing the valuation model and the determination of the revenue growth rates, operating income margins and the applied pre-tax discount rates. These procedures also included, among others, comparing the Company’s historical financial forecasted budgets with the actual results, agreeing future cash flows to approved budgets, assessing management’s GLP-1 impact analysis, and performing sensitivity analyses over significant assumptions used by management related to revenue growth rates, residual value growth rates, operating income margins and the applied pre-tax discount rate. We also performed substantive procedures to assess the revenue growth rates, residual value growth rates and operating income margins used in the cash flow forecasts by comparing the development of assumptions to underlying documentation, including patient growth expectations. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation model and the pre-tax discount rate for both groups of CGUs.

Frankfurt am Main, Germany

February 20, 2024

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Peter Kartscher	/s/ Dominik Höhler
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2020.

FRESENIUS MEDICAL CARE AG

Consolidated statements of income
in € thousands (THOUS), except per share data
	Note	2023	2022	2021
Revenue:
Health care services	5 a, 29	15,393,936	15,418,069	13,876,282
Health care products	5 a, 29	4,059,681	3,979,948	3,742,403
	5 a, 29	19,453,617	19,398,017	17,618,685

Costs of revenue:
Health care services		12,178,846	12,243,835	10,941,279
Health care products		2,349,766	2,260,493	1,904,377
		14,528,612	14,504,328	12,845,656

Operating (income) expenses:
Selling, general and administrative	5 b	3,196,336	3,170,370	2,772,831
Research and development	5 c	231,970	228,624	220,782
Income from equity method investees	29	(121,785)	(66,559)	(92,175)
Other operating income	5 f	(515,247)	(549,853)	(567,787)
Other operating expense	5 f	764,293	747,554	587,088
Remeasurement Gain from InterWell Health		—	(148,202)	—
Operating income		1,369,438	1,511,755	1,852,290

Other (income) expense:
Interest income	5 g	(88,217)	(67,663)	(73,170)
Interest expense	5 g	424,640	360,139	353,599

Income before income taxes		1,033,015	1,219,279	1,571,861
Income tax expense	5 h	300,557	324,954	352,833
Net income		732,458	894,325	1,219,028
Net income attributable to noncontrolling interests		233,461	220,920	249,720
Net income attributable to shareholders of FME AG		498,997	673,405	969,308

Basic earnings per share	22	1.70	2.30	3.31
Diluted earnings per share	22	1.70	2.30	3.31

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated statements of comprehensive income
in € THOUS
	Note	2023	2022	2021

Net income		732,458	894,325	1,219,028
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	27	—	22,705	(25,334)
FVOCI equity investments	27	18,046	2,883	37,660
Actuarial gain (loss) on defined benefit pension plans	19,27	(58,455)	318,595	(15,781)
Income tax (expense) benefit related to components of other comprehensive income not reclassified	27	16,196	(94,294)	(4,085)
		(24,213)	249,889	(7,540)
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	27	(607,873)	826,847	1,034,239
FVOCI debt securities	27	7,299	(44,996)	(9,892)
Gain (loss) related to cash flow hedges	26,27	(4,307)	13,583	(1,019)
Cost of hedging	27	(1,171)	(1,170)	(163)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	27	254	4,849	1,889
		(605,798)	799,113	1,025,054
Other comprehensive income (loss), net of tax		(630,011)	1,049,002	1,017,514
Total comprehensive income		102,447	1,943,327	2,236,542

Comprehensive income attributable to noncontrolling interests		190,022	280,219	339,583
Comprehensive income (loss) attributable to shareholders of FME AG		(87,575)	1,663,108	1,896,959

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated balance sheets
in € THOUS, except share data
	Note	2023	2022

Assets
Cash and cash equivalents	7	1,403,492	1,273,787
Trade accounts and other receivables from unrelated parties	8	3,471,213	3,574,270
Accounts receivable from related parties	6	165,299	140,072
Inventories	9	2,179,175	2,296,214
Other current assets	10	730,460	671,223
Other current financial assets	10	244,172	247,889
Assets held for sale	4	507,600	—
Total current assets		8,701,411	8,203,455

Property, plant and equipment	11	3,782,780	4,152,682
Right-of-use assets	24	3,671,241	4,187,126
Intangible assets	12	1,362,327	1,518,677
Goodwill	12	14,650,008	15,791,181
Deferred taxes	5 h	283,953	312,679
Investment in equity method investees	13	642,928	773,724
Other non-current assets		223,576	198,794
Other non-current financial assets	14	611,584	615,796
Total non-current assets		25,228,397	27,550,659
Total assets		33,929,808	35,754,114

Liabilities
Accounts payable to unrelated parties		762,068	813,255
Accounts payable to related parties	6	123,081	138,329
Current provisions and other current liabilities	15	1,617,434	1,568,470
Other current financial liabilities	15	1,675,556	1,786,674
Short-term debt from unrelated parties	16	456,904	644,767
Short-term debt from related parties	16	—	4,000
Current portion of long-term debt	17	487,699	694,062
Current portion of lease liabilities from unrelated parties		593,033	649,844
Current portion of lease liabilities from related parties	6	23,926	23,981
Income tax liabilities		191,265	143,932
Liabilities directly associated with assets held for sale	4	180,624	—
Total current liabilities		6,111,590	6,467,314
Long-term debt, less current portion	17	6,959,863	7,170,734
Lease liabilities from unrelated parties, less current portion		3,419,338	3,875,216
Lease liabilities from related parties, less current portion	6	109,649	129,722
Non-current provisions and other non-current liabilities	18	332,813	348,404
Other non-current financial liabilities	18	715,660	835,506
Pension liabilities	19	664,327	514,219
Income tax liabilities		39,747	27,345
Deferred taxes	5 h	750,286	936,475
Total non-current liabilities		12,991,683	13,837,621
Total liabilities		19,103,273	20,304,935

Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,413,449 issued and outstanding as of December 31, 2023 (December 31, 2022: 293,413,449)	20	293,413	293,413
Additional paid-in capital	20	3,380,331	3,372,799
Retained earnings	20	10,921,686	10,711,709
Accumulated other comprehensive income (loss)	27	(975,169)	(388,468)
Total FME AG shareholders' equity		13,620,261	13,989,453
Noncontrolling interests	20	1,206,274	1,459,726
Total equity		14,826,535	15,449,179
Total liabilities and equity		33,929,808	35,754,114

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated statements of cash flows
in € THOUS
		For the twelve months ended December 31,
	Note	2023	2022	2021

Operating activities
Net income		732,458	894,325	1,219,028
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	11, 12, 24, 29	1,751,971	1,838,363	1,623,676
Change in deferred taxes, net		(122,149)	(41,471)	67,259
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(12,902)	(99,268)	44,088
Income from equity method investees		(121,785)	(66,559)	(92,175)
Interest expense, net	5 g	336,423	292,476	280,429
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(125,593)	(76,658)	(100,548)
Inventories		(13,140)	(204,307)	(48,530)
Other current and non-current assets		145,697	154,031	164,201
Accounts receivable from related parties		(26,251)	29,976	(62,649)
Accounts payable to related parties		(10,905)	(8,726)	19,696
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		119,384	(348,063)	(383,651)
Income tax liabilities		472,084	325,680	313,713
Received dividends from investments in equity method investees		219,953	95,213	58,472
Paid interest		(394,535)	(350,681)	(341,629)
Received interest		88,217	67,663	73,170
Paid income taxes		(410,126)	(334,615)	(345,052)
Net cash provided by (used in) operating activities		2,628,801	2,167,379	2,489,498
Investing activities
Purchases of property, plant and equipment and capitalized development costs		(684,596)	(723,988)	(854,360)
Acquisitions, net of cash acquired, investments and purchases of intangible assets	3, 28	(35,202)	(59,133)	(434,171)
Investments in debt securities	3	(102,363)	(105,641)	(129,081)
Proceeds from sale of property, plant and equipment		16,138	36,205	24,424
Proceeds from divestitures	3, 28	172,201	60,161	52,444
Proceeds from sale of debt securities	3	89,595	57,671	144,516
Net cash provided by (used in) investing activities		(544,227)	(734,725)	(1,196,228)
Financing activities
Proceeds from short-term debt from unrelated parties		55,133	633,094	1,716,261
Repayments of short-term debt from unrelated parties		(230,771)	(1,144,751)	(600,484)
Proceeds from short-term debt from related parties		10,204	84,000	87,946
Repayments of short-term debt from related parties		(14,204)	(157,500)	(26,766)
Proceeds from long-term debt		417,877	986,922	1,244,094
Repayments of long-term debt		(700,663)	(744,620)	(2,083,000)
Repayments of lease liabilities from unrelated parties		(702,212)	(752,884)	(675,639)
Repayments of lease liabilities from related parties		(25,157)	(22,268)	(21,315)
Increase (decrease) of accounts receivable facility		(69,363)	94,962	—
Proceeds from exercise of stock options		—	20,153	6,511
Dividends paid	20	(328,623)	(395,556)	(392,455)
Distributions to noncontrolling interests		(313,365)	(307,417)	(334,844)
Contributions from noncontrolling interests		42,615	88,505	55,309
Net cash provided by (used in) financing activities		(1,858,529)	(1,617,360)	(1,024,382)
Effect of exchange rate changes on cash and cash equivalents		(72,607)	(23,162)	131,228
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		153,438	(207,868)	400,116
Cash and cash equivalents at beginning of period		1,273,787	1,481,655	1,081,539
Cash and cash equivalents at end of period	7	1,427,225	1,273,787	1,481,655
Thereof: cash and cash equivalents within the disposal groups	4	23,733	—	—

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated statements of shareholders´ equity
in € THOUS, except share data						Accumulated
		Ordinary shares				other comprehensive income (loss)
				Additional		Foreign				Total FME AG
		Number of		paid-in	Retained	currency	Cash flow		Fair value	shareholders'	Noncontrolling
	Note	shares	No par value	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2020		292,876,570	292,877	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310

Proceeds from exercise of options and related tax effects	23	127,769	127	5,463	—	—	—	—	—	5,590	—	5,590
Dividends paid	20	—	—	—	(392,455)	—	—	—	—	(392,455)	—	(392,455)
Purchase/ sale of noncontrolling interests		—	—	13,183	—	—	—	—	—	13,183	87,289	100,472
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(262,848)	(262,848)
Put option liabilities	26	—	—	—	(39,574)	—	—	—	—	(39,574)	—	(39,574)
Transfer of cumulative gains/losses of equity investments	26	—	—	—	33,948	—	—	—	(33,948)	—	—	—
Net Income		—	—	—	969,308	—	—	—	—	969,308	249,720	1,219,028
Other comprehensive income (loss) related to:
Foreign currency translation	27	—	—	—	—	954,207	(634)	(12,342)	3,145	944,376	89,863	1,034,239
Cash flow hedges, net of related tax effects	27	—	—	—	—	—	(775)	—	—	(775)	—	(775)
Pensions, net of related tax effects	19	—	—	—	—	—	—	(11,374)	—	(11,374)	—	(11,374)
Fair value changes, net of related tax effects	27	—	—	—	—	—	—	—	(4,576)	(4,576)	—	(4,576)
Comprehensive income		—	—	—	—	—	—	—	—	1,896,959	339,583	2,236,542
Balance at December 31, 2021		293,004,339	293,004	2,891,276	10,826,140	(982,506)	(9,115)	(369,998)	49,982	12,698,783	1,280,254	13,979,037

Proceeds from exercise of options and related tax effects	23	409,110	409	19,996	—	—	—	—	—	20,405	—	20,405
Dividends paid	20	—	—	—	(395,556)	—	—	—	—	(395,556)	—	(395,556)
Transactions with noncontrolling interests without loss of control	20	—	—	461,527	—	—	—	—	—	461,527	29,639	491,166
Noncontrolling interests due to changes in consolidation group	20	—	—	—	—	—	—	—	—	—	142,310	142,310
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(272,696)	(272,696)
Put option liabilities	26	—	—	—	(458,814)	—	—	—	—	(458,814)	—	(458,814)
Transfer of cumulative gains/losses of equity investments	26	—	—	—	66,534	—	—	—	(66,534)	—	—	—
Net Income		—	—	—	673,405	—	—	—	—	673,405	220,920	894,325
Other comprehensive income (loss) related to:
Foreign currency translation	27	—	—	—	—	775,296	(723)	(10,061)	3,036	767,548	59,299	826,847
Cash flow hedges, net of related tax effects	27	—	—	—	—	—	9,211	—	—	9,211	—	9,211
Pensions, net of related tax effects	19	—	—	—	—	—	—	224,533	—	224,533	—	224,533
Fair value changes, net of related tax effects	27	—	—	—	—	—	—	—	(11,589)	(11,589)	—	(11,589)
Comprehensive income		—	—	—	—	—	—	—	—	1,663,108	280,219	1,943,327
Balance at December 31, 2022		293,413,449	293,413	3,372,799	10,711,709	(207,210)	(627)	(155,526)	(25,105)	13,989,453	1,459,726	15,449,179

Proceeds from exercise of options and related tax effects	23	—	—	(1,190)	—	—	—	—	—	(1,190)	—	(1,190)
Dividends paid	20	—	—	—	(328,623)	—	—	—	—	(328,623)	—	(328,623)
Transactions with noncontrolling interests without loss of control	20	—	—	8,722	—	—	—	—	—	8,722	(14,684)	(5,962)
Noncontrolling interests due to changes in consolidation group	20	—	—	—	—	—	—	—	—	—	(182,488)	(182,488)
Contributions from/ to noncontrolling interests	20	—	—	—	—	—	—	—	—	—	(246,302)	(246,302)
Put option liabilities	3, 26	—	—	—	39,474	—	—	—	—	39,474	—	39,474
Transfer of cumulative gains/losses of equity investments	26	—	—	—	129	—	—	—	(129)	—	—	—
Net Income		—	—	—	498,997	—	—	—	—	498,997	233,461	732,458
Other comprehensive income (loss) related to:
Foreign currency translation	27	—	—	—	—	(558,371)	(55)	5,086	(11,094)	(564,434)	(43,439)	(607,873)
Cash flow hedges, net of related tax effects	27	—	—	—	—	—	(3,903)	—	—	(3,903)	—	(3,903)
Pensions, net of related tax effects	19	—	—	—	—	—	—	(42,050)	—	(42,050)	—	(42,050)
Fair value changes, net of related tax effects	27	—	—	—	—	—	—	—	23,815	23,815	—	23,815
Comprehensive income		—	—	—	—	—	—	—	—	(87,575)	190,022	102,447
Balance at December 31, 2023		293,413,449	293,413	3,380,331	10,921,686	(765,581)	(4,585)	(192,490)	(12,513)	13,620,261	1,206,274	14,826,535

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

1.The Company, basis of presentation and significant accounting policies

The Company

Fresenius Medical Care AG, formerly Fresenius Medical Care AG & Co. KGaA, (FME AG or the Company), a German stock corporation (Aktiengesellschaft - AG) registered with the commercial register of Hof (Saale) under HRB 6841, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany, is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis and related services for individuals with renal diseases as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment and acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

At an extraordinary general meeting (EGM) of the Company held on July 14, 2023, the shareholders of the Company approved a proposal to change of the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien - KGaA) into a German stock corporation (Aktiengesellschaft - AG) (the Conversion). Upon effectiveness of the Conversion, which occurred upon registration of the Conversion with the competent commercial register on November 30, 2023, Management AG exited the Company and Fresenius SE ceased to control (as defined by IFRS 10, Consolidated Financial Statements) the Company.

In these notes, “FME AG,” the “Company” or the “Group” refers to Fresenius Medical Care AG or Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG (renamed Fresenius Vermögensverwaltung AG), which was the Company’s general partner prior to the Conversion and is wholly owned by Fresenius SE. Management AG ceased to be a General Partner of the Company when the Conversion took effect. “Management Board” refers to the members of the management board of the Company (or of Management AG, prior to the Conversion) and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of the Company.

Effective as of January 1, 2023, the Company commenced reporting reflecting its new global operating model in which the Company reorganized its business into two global operating, and reportable, segments. The term “Care Enablement” refers to the Company’s Care Enablement operating segment and the term “Care Delivery” refers to the Care Delivery operating segment. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. Due to the change in the Company’s operating structure, the Company has adjusted the prior year financial information for its operating segments in order to conform to the current year’s presentation. For further discussion of the Company’s operating and reportable segments, see note 29.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS® Accounting Standards) as issued by the International Accounting Standards Board (IASB), using the euro as the Company’s reporting and functional currency. At December 31, 2023, there were no IFRS Accounting Standards or IFRS Interpretations Committee interpretations as endorsed by the European Union relevant for the Company’s reporting that differed from IFRS Accounting Standards as issued by the IASB.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in all future periods affected.

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

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies (IAS 29), in its Argentine, Lebanese and Turkish subsidiaries due to inflation in these countries. The table below details the date of initial application of IAS 29 and the specific inputs used to calculate the gain or loss on net monetary position on a country-specific basis for the year ended December 31, 2023. The hyperinflationary accounting effects of the initial application on the opening balance sheet are presented within accumulated other comprehensive income (loss) related to foreign currency translation, in the amount of €22,919, €2,997, €16,706 for Turkiye, Lebanon and Argentina, respectively. Due to the disposal of the Company’s Argentina business, the amount previously recorded within accumulated other comprehensive income (loss) related to foreign currency translation was reclassified to other operating expense within the consolidated statement of income for the year ended December 31, 2023. The ongoing re-translation effects of hyperinflationary accounting and its impact on comparative amounts are recorded in other comprehensive income (loss) within the Company’s consolidated financial statements. The impacts of applying IAS 29 were not significant in all years presented. The subsequent gains or losses on net monetary position are recorded in other operating income and other operating expense, respectively, within the Company’s consolidated statements of income and within other current and non-current assets within the Company’s consolidated statements of cash flows.

Inputs for the calculation of losses on net monetary positions
	Argentina	Lebanon	Turkiye

Date of IAS 29 initial application	July 1, 2018	December 31, 2020	June 30, 2022
Consumer price index	National Institute of Statistics & Censuses	Central Administration of Statistics	Turkish Statistical Institute
Index at December 31, 2023	3,533.2	5,978.13	1,859.38
Calendar year increase	211%	192%	65%
Loss on net monetary position in € THOUS	22,505	2,857	6,754

In the consolidated statements of income, Costs of revenue in the amount of €416,563 and €304,000 for the years ended December 31, 2022 and 2021, respectively, have been reclassified from “Selling, general and administrative” expense to more appropriately reflect these expenses and disclose these amounts in accordance with the way in which management reviews the new operating segments starting on January 1, 2023 alongside the transformation of the Company’s operating segments in connection with the FME25 Program. This reclassification was a result of an evaluation of internal and external reporting by management with a goal of increasing transparency and aligning financial information which management believes is more relevant to an understanding of the Company’s financial performance. This evaluation led to a voluntary refinement to the Company’s policy regarding the presentation of certain expenses by which expense classification is determined on a group-wide cost center approach, expenses aligned to providing services and involved in generating revenue are allocated to Costs of revenue and expenses aligned with administrative functions and activities are classified as Selling, general and administrative expenses.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Additionally, the Company elected to voluntarily present other operating income and other operating expense separately in the consolidated statements of income. For the year ended December 31, 2022, other operating income and other operating expense in the amount of €549,853 and €747,554, respectively, and for the year ended December 31, 2021, other operating income and other operating expense in the amount of €567,787 and €587,088, respectively, have been reclassified from “Selling, general and administrative” expense to conform to the current year’s presentation, which was reclassified in connection with the FME25 Program in order to harmonize external reporting to the way in which management reviews the Company’s results and to provide more relevant information to users of its financial statements. Other operating income and expense include, but are not limited to, foreign exchange gains and losses, gains and losses on right-of-use assets and from the sale of fixed assets and clinics, the impacts from the revaluation of certain investments and certain income and expenses incurred in connection with certain strategic divestiture programs. For further information regarding the material components of other operating income and expense, see note 5 f).

For the year ended December 31, 2022, the following reclassifications in the consolidated balance sheet have been made to conform to the current year’s presentation:

		Amount as of	Amount as of
Previously reported line item	Presentation in 2023	January 1, 2022	December 31, 2022
in € THOUS
Other current assets	Other current financial assets	211,311	247,889
Other non-current assets	Other non-current financial assets	727,305	615,796
Current provisions and other current liabilities	Other current financial liabilities	1,679,868	1,786,674
Non-current provisions and other non-current liabilities	Other non-current financial liabilities	351,826	835,506

Additionally, in the consolidated balance sheet as of December 31, 2022, accounts payable to related parties in the amount of €20,246 has been reclassified from “Short-term debt from unrelated parties to correct for an error in the presentation of these amounts. For further information related to these related party payables, see note 6 c).

At February 19, 2024, the Management Board authorized the consolidated financial statements for issue and passed them through to the Supervisory Board for review and authorization.

Significant accounting policies

a)Principles of consolidation and composition of the group

The financial statements of consolidated entities have been prepared using uniform accounting methods in accordance with IFRS 10, Consolidated Financial Statements (IFRS 10). Acquisitions of companies are accounted for under the acquisition method.

Besides FME AG, the consolidated financial statements include all material subsidiaries according to IFRS 10 over which the Company has control. The Company controls an entity if it has power over the entity through existing rights that give the Company the current ability to direct the activities that significantly affect the entity’s return. In addition, the Company is exposed to, or has rights to, variable returns from the involvement with the entity and the Company has the ability to use its power over the entity to affect the amount of the Company’s return.

The equity method is applied in accordance with IAS 28, Investments in Associates and Joint Ventures (IAS 28). Generally, equity method investees are entities in which the Company, directly or indirectly, holds 50% or less of the voting power and can exercise significant influence over their financial and operating policies. For information on the Company’s investment in Vifor Fresenius Medical Care Renal Pharma Ltd., which makes up a large portion of its equity method investees, see note 13.

Acquisitions of companies are accounted for in accordance with IFRS 3, Business Combinations (IFRS 3) at the date of acquisition. Initially, all identifiable assets acquired and liabilities assumed as well as the noncontrolling interests, when applicable, are recognized at their fair values. The fair value of the consideration transferred is then compared with the fair value of the assets acquired and liabilities assumed. Any remaining balance is recognized as goodwill and is tested at least once a year for impairment. Generally, adjustments made to the fair value of identifiable assets and liabilities during the measurement period are recorded as an offset to goodwill. Any adjustments made subsequent to the measurement period are recognized immediately in profit or loss.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Intercompany revenues, expenses, income, receivables, payables, accruals, provisions and commitments and contingencies, are eliminated. Profits and losses on items of property, plant and equipment and inventory acquired from other group entities are also eliminated.

Deferred tax assets and liabilities are recognized due to temporary differences resulting from consolidation procedures.

Noncontrolling interest (NCI) is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent and is recognized at its fair value at the date of first consolidation using the full goodwill method. Profits and losses attributable to the noncontrolling interests are separately disclosed in the consolidated statements of income. Summarized financial information relating to our U.S.-based subsidiary, InterWell Topco L.P. (NewCo), in which the noncontrolling interest owners hold approximately 25% can be found in note 3. The book value of these noncontrolling interests at December 31, 2023 was $208,415 (€188,611).

The Company writes put options on certain noncontrolling interests. A portion of these put options relate to dialysis clinics in which nephrologists or nephrology groups own an equity interest. In addition, as part of the transaction with Cricket Health, Inc. (Cricket), and InterWell Health LLC, the Company also granted put options to noncontrolling interest owners of the newly created value-based kidney care entity (see note 3 for further information). Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, the put options represent a long-term investment into a dialysis clinic for the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32, Financial Instruments: Presentation (IAS 32) paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The put option liability is recorded in other current financial liabilities and other non-current financial liabilities at present value of the redemption amount at the balance sheet date. The Company believes the accounting treatment of the changes to the put option liability under IFRS Accounting Standards to this date has not been finally clarified. In the absence of IFRS Accounting Standards guidance specifically applicable to the accounting for put options on NCI, the Company, in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8) paragraph 10, applied the present access method. According to the present access method, NCI are recorded in equity when the risks and rewards of ownership reside with the NCI holders. The initial recognition of the put option liability, as well as valuation differences, is recorded in equity with no impact to the income statement (see note 1 h)). This presentation results in information that is relevant to the economic decision-making needs of the users of the Company’s financial statements and to provide reliable financial information as the Company considers these NCI with written put options as equity holders and accordingly attributes net income to NCI. For further information regarding the valuation of the put option liabilities, see note 26.

The consolidated financial statements for 2023 include FME AG as well as 2,227 companies (2022: 2,346). In 2023, 33 companies were first-time consolidations (2022: 68), 151 companies were deconsolidated (2022: 27), 1 company changed to equity method investees (2022: 30). In 2023, the Company did not change any previously consolidated entities to equity investments (2022: 8). In 2023, 57 companies were accounted for by the equity method (2022: 79).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The principal subsidiaries of the Company are those with the most significant contribution to the Company’s revenue, net income or net assets. The Company’s interest in these subsidiaries for the years ended December 31, 2023 and 2022 are listed in the table below:

Principal subsidiaries
Name	Country	Main activity	Ownership

Fresenius Medical Care Argentina S.A.(1)	Argentina	Provision of health care services	100%
		Sale of health care products
Fresenius Medical Care Australia Pty. Ltd.	Australia	Provision of health care services	100%
		Sale of health care products
Fresenius Medical Care Colombia S.A.	Colombia	Provision of health care services	100%
Fresenius Medical Care Deutschland GmbH	Germany	Sale of health care products	100%
		Production of health care products
		Research and development
Fresenius Medical Care France S.A.S.	France	Sale of health care products	100%
Fresenius Medical Care GmbH	Germany	Sale of health care products	100%
Fresenius Medical Care Holdings, Inc.	USA	Provision of health care services	100%
		Sale of health care products
		Production of health care products
		Research and development
Fresenius Medical Care Italia S.p.A.	Italy	Sale of health care products	100%
Fresenius Medical Care Korea Ltd.	South Korea	Sale of health care products	100%
Fresenius Medical Care Ltda.	Brazil	Sale of health care products	100%
Fresenius Medical Care Shanghai Ltd.	China	Sale of health care products	100%
Fresenius Medical Care (U.K.) Ltd.	United Kingdom	Provision of health care services	100%
		Sale of health care products
		Production of health care products
National Medical Care of Spain, S.A.U.	Spain	Provision of health care services	100%
NephroCare Portugal, S.A.	Portugal	Provision of health care services	100%
		Sale of health care products

(1)	Divested in December 2023.

The complete list of participations in affiliated and associated companies of FME AG will be submitted to the electronic companies register.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For 2023, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

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

FRESENIUS MEDICAL CARE AG

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

The Company provides reinsurance to a health care insurer of end-stage renal diseases and, in May 2023, entered into a renal care coordination agreement to arrange and provide health care services to patients with chronic kidney disease (CKD). The Company accounts for both its reinsurance contract and renal care coordination agreement as insurance contracts, classified as separate portfolios, under IFRS 17.

Premium revenue is received throughout the year based on claims experience. For both insurance and reinsurance portfolios, the Company applies the premium allocation approach (PAA) under IFRS 17 as the contract boundary of the cash flows is one year or less. On initial recognition of the liabilities for incurred claims, the estimation and valuation processes remain unchanged as compared to the application of IFRS 4, Insurance Contracts (IFRS 4). The subsequent measurement of insurance liabilities is based on the estimated cost of settling the claims incurred, but not yet recorded (IBNR). IBNR is estimated using actual paid claim data and applying historical claim completion factors, which may include the effects of both inflationary and socio-economic factors as well as using past experience adjusted for current trends and any other factors that would modify past experience. Regarding the measurement of the liabilities for the remaining coverage, the liabilities are equal to the premiums received less any insurance acquisition cash flows. Any insurance acquisition cash flows will be expensed when incurred. The Company does not consider the effects and time value of money when measuring the liabilities for the remaining coverage as the related cash flows are expected to be paid or received within one year or less from the date the claims are incurred. The Company does not receive any premiums in advance. As a result, the liabilities for the remaining coverage is zero.

The Company has applied the modified retrospective approach at the date of transition due to the impracticability of collecting cash flow estimations and risk adjustments for non-financial risk at the date of initial recognition of the reinsurance contract. Insurance premium revenues are recognized based upon the passage of time, therefore the pattern of revenue recognition has not changed with the application of IFRS 17. For additional information see note 5 a) and note 8.

d)Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see note 9). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead and applicable depreciation charges.

e)Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see note 11). Maintenance and repair costs (day-to-day servicing) are expensed as incurred. The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing parts and major inspections if it is probable that the future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 4 to 50 years for buildings and improvements with a weighted average life of 16 years and 3 to 19 years for machinery and equipment with a weighted average life of 11 years. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment.

FRESENIUS MEDICAL CARE AG

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

For lease contracts that include both lease and non-lease components that are not separable from lease components, no allocation is performed. Each lease component and any associated non-lease components are accounted for as a single lease. If the lease contracts include lease and non-lease costs that are separable, the lease contract costs are divided into lease and non-lease components.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the respective lease. Right-of-use assets are stated at cost less accumulated depreciation. Upon initial recognition, cost comprises of:

●	the initial lease liability amount,

FRESENIUS MEDICAL CARE AG

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

Right-of-use assets are classified into right-of-use assets relating to land, buildings and improvements or machinery and equipment. In addition, prepayments on right-of-use assets are presented separately (see note 24).

g)Intangible assets and goodwill

Intangible assets such as non-compete agreements, technology, distribution agreements, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer relationships and emission certificates are recognized and reported apart from goodwill (see note 12). If acquired, those intangible assets are recorded at estimated fair value at the date of the acquisition. Patient relationships, however, are not reported as separate intangible assets due to the missing contractual basis but are part of goodwill.

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

FRESENIUS MEDICAL CARE AG

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

In general, financial liabilities are classified and subsequently measured at amortized cost, with the exception of contingent consideration resulting from a business combination, put option liabilities as well as derivative financial liabilities. For debt instruments, accrued interest is included in the line items on the consolidated balance sheets where the borrowing is presented.

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

The Company, as option writer of existing put options, can be obligated to purchase the noncontrolling interests held by third parties. The obligations are in the form of put liabilities and are exercisable at the third-party owners’ discretion within specified periods or upon the occurrence of certain events as outlined in each specific put option. If these put option liabilities were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The initial recognition and subsequent measurement are recognized in equity of the Company. For further information related to the estimation of these fair values, see note 26.

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

Derivative financial instruments which primarily include foreign currency forward contracts are recognized as assets or liabilities at fair value in the balance sheet (see note 26). From time to time, the Company may enter into other types of derivative instruments, such as interest rate swaps, which are dealt with on a transaction by transaction basis.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The amounts recorded in AOCI are subsequently reclassified into earnings as a component of revenue for those foreign exchange contracts, entered into with financial institutions, that hedge forecasted sales or as an adjustment of cost of revenue for those contracts that hedge forecasted intercompany product purchases. In connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps with third parties to assure that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI and subsequently reclassified to selling, general and administrative expenses. The amounts recorded in AOCI are reclassified in the same period in which the hedged transaction affects earnings. Amounts recorded in AOCI for cash flow hedges related to product purchases from third parties are removed from AOCI and included directly in the carrying amount of the asset at initial recognition. Product purchases and sales designated in a cash flow hedging relationship are expected to affect profit and loss in the same period in which the cash flows occur. The critical terms of the forward exchange contracts generally align with the hedged item. The economic relationship between forward exchange contracts and the hedged forecast transaction is based on the timing, currency and amount of the hedged cash flows. Ineffectiveness could arise in case the timing of the hedged transaction or the credit default risk changes.

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

This model comprises a three-stage approach. Upon recognition, the Company shall recognize losses expected lifetime losses. When assessing for significant increases in credit risk, the Company shall compare the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. The Company should consider reasonable and supportable information including historic loss rates, present developments such as liquidity issues and information about future economic conditions, to ensure foreseeable changes in the customer-specific or macroeconomic environment are considered. Separately, there is the rebuttable presumption that the credit risk has increased significantly since the initial recognition when contractual payments are overdue by more than 30 days.

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

The exchange rates of the U.S. dollar affecting foreign currency translation developed as follows:

Exchange rates
	December 31, 2023	December 31, 2022	2023	2022	2021
	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.90498	0.93756	0.92484	0.94962	0.84549

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

The Company has entered into shared savings arrangements with certain payors to provide care and care coordination services to certain end-stage renal disease (ESRD) and chronic kidney disease patients. Under these arrangements, the Company may earn variable reimbursement or may owe the payor reimbursement.

In the U.S., the Company generates revenue from insurance (including reinsurance) contracts, such as sub-capitation arrangements, for which the Company applies IFRS 17, Insurance Contracts (IFRS 17). Insurance premium revenue is recognized as earned each month and risk adjustments are offset against revenue.

“Revenue from insurance contracts” is disclosed separately from “Revenue from contracts with customers” in the notes to the consolidated financial statements.

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

A portion of dialysis product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease and the customer agrees to purchase a minimum number of related treatment disposables, the Company does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables upon transfer of control with revenue for the use of dialysis machines recognized straight-line over the term of the lease contract. When there is no such agreement that the customer purchases a minimum number of related treatment disposables, revenue is recognized only on the sale of disposables unless the timing of the first purchase order of related treatment disposables justifies a combination of contracts according to IFRS 15.

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

FRESENIUS MEDICAL CARE AG

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

“Revenue from lease contracts” is disclosed separately from “Revenue from contracts with customers” in the notes to the consolidated financial statements.

l)Capitalized interest

The Company includes capitalized interest as part of the cost of the asset if it is directly attributable to the acquisition, construction or manufacture of qualifying assets. For the fiscal years 2023, 2022 and 2021, interest of €2,500, €2,240 and €4,167, based on an average interest rate of 2.88%, 4.52% and 2.89%, respectively, was recognized as a component of the cost of assets.

m)Research and development expenses

Research is the original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge. Development is the technical and commercial implementation of research results and takes place before the start of commercial production or use. Research costs are expensed as incurred. Development costs that fully meet the criteria for the recognition of an intangible asset, as set out in IAS 38, are capitalized and are primarily development projects related to dialysis machines. Such costs are capitalized when the Company’s commitment to finalize the project has been formalized and approved by management, the design input of the project or machine has been finalized and, based on experience with similar projects, the Company has determined that technical feasibility has been achieved and future economic benefits are probable.

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

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. A deferred tax asset is recognized to the extent that the utilization of parts or all of it is probable because sufficient taxable profit will be available (see note 5 h). The determination of future taxable income is based on assumptions on future market conditions and future profits of FME AG and considers all currently available information as well as the level of historical taxable income. In addition, the determination of the recoverable amount of deferred tax assets considers implemented tax strategies.

FRESENIUS MEDICAL CARE AG

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

In the U.S. and Germany, interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore are accounted for under IAS 37. All other jurisdictions account for interest and penalties related to income taxes in accordance with local tax rules of the respective tax jurisdiction either under IAS 37 or as income tax expense under IAS 12. Under IAS 37, penalties related to income taxes, including uncertain tax treatments, are recorded within selling, general and administrative expense. Additionally, in accordance with IAS 37, interest related to income taxes, including uncertain tax treatments, are recorded within other (income) expense.

In 2023, the Company implemented a Global Intercompany Service Charging (GISC) initiative reflecting its new global operating model described above. The initiative aligns with the Company’s vertical integration strategy, seeking to consolidate functions through business partnering, centers of excellence and global shared services. The GISC initiative established a standardized and simplified global framework for intercompany service charging. Consistent with Organisation for Economic Co-operation and Development Transfer Pricing Guidelines, service fees are charged based on associated costs and arm’s length mark-ups using allocation keys which reflect the benefits received by the service recipients.

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

For further information see note 17.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental health care programs administered by the U.S. government, were approximately 25%, 26%, and 27% of the Company’s worldwide revenues in 2023, 2022 and 2021, respectively.

See note 2 c) for concentration risks of debtors or group of debtors as well as note 9 for discussion of suppliers with long-term purchase commitments.

s)Legal contingencies

See note 2 b).

t)Other provisions

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

Equity-settled awards granted under the Company’s stock incentive plans (see note 23) are potentially dilutive equity instruments.

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

x)Share-based plans

The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity instruments granted to the Management Board and executive employees of the Company and its subsidiaries by FME AG is measured in accordance with IFRS 2, Share-based Payment (IFRS 2) using the binomial option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions, as defined in the respective plan terms, a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

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

See note 5 i) for further details regarding the impact of severe acute respiratory syndrome coronavirus 2 (COVID-19) on the Company and its patient population.

z)Impacts of climate change on accounting

The Company continually analyzes potential sustainability risks in the areas of climate change and water scarcity. In both areas, the Company has not identified any significant risks for its business model. Therefore, the Company does not currently expect any material impact of sustainability risks on the accounting in 2023.

aa)Recent pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the year ended December 31, 2023 in conformity with IFRS Accounting Standards that have to be applied for fiscal years beginning on January 1, 2023. For the year ended December 31, 2023, the Company applied the following new standard relevant for its business for the first time:

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17. In June 2020 and December 2021, further amendments were published. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS Accounting Standards. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminated this diversity in practice by requiring all insurance contracts to be accounted for using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts. The Company applied IFRS 17 beginning on January 1, 2023 (see notes 5 a) and 8).

Amendments to IAS 12, Income Taxes (IAS 12)

Due to the size of the Company’s revenue, it is within the scope of the Organisation for Economic Co-operation and Development’s Inclusive Framework on Base Erosion Profit Shifting (BEPS) Global Anti-Base Erosion Model Rules (GloBE): Global Minimum Taxation (Pillar Two) legislation. The legislation was enacted in Germany on December 15, 2023, the jurisdiction in which the Company resides, and will become effective January 1, 2024. As the regulations were not yet effective as of December 31, 2023, the Company is not subject to any additional tax burden. The Company applies the exception to recognize and disclose deferred taxes in connection with Pillar Two income taxes, which was subject of the amendments to IAS 12, Income Taxes, published in May 2023. The amendments to IAS 12 also require that an entity disclose current tax expense related to Pillar Two separately and disclose known or reasonably estimable information that helps users of financial statements understand an entity’s exposure to Pillar Two income taxes once legislation has been enacted.

According to the legislation, the Company must pay a top-up tax per country in the amount of the difference between the GloBE effective tax rate and the minimum rate of 15%.

The Company has performed an assessment of the potential exposure to Pillar Two income taxes based on the most recent country-by-country reporting and financial statements for the Company’s constituent entities. Based on the assessment, Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply, and the Pillar Two effective tax rate is below 15%. The Company does not expect a material exposure to Pillar Two income taxes in those jurisdictions where its effective rate is below 15%.

Recent accounting pronouncements not yet adopted

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

a)Recoverability of goodwill and intangible assets

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, technology and customer relationships as well as licenses and distribution agreements. In addition, the Company recognizes internally developed intangible assets related to research and development (R&D) and software development projects. At December 31, 2023, the carrying amount of goodwill and non-amortizable intangible assets amounted to

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

€14,914,803 (€16,066,642 at December 31, 2022) representing approximately 44% and 45% of the Company’s total assets at December 31, 2023 and 2022, respectively.

In accordance with IAS 36, the Company performs an impairment test of goodwill and non-amortizable intangible assets at least once a year for each group of CGUs or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable (see also note 1 g).

To comply with IFRS Accounting Standards to determine possible impairments of these assets, the value in use of the group of CGUs is first compared to the group of CGUs’ carrying amount. In cases where the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs.

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the recoverable amounts of the smallest identifiable group of assets that generate largely independent cash inflows with their carrying values.An intangible asset’s fair value is determined using a discounted cash flow approach or other methods, if appropriate.

The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (WACC) specific to that group of CGUs. The Company’s WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each group of CGUs, until they are appropriately integrated as well as country-specific risks identified within a group of CGUs. In 2023, the Company’s WACC was impacted by the world-wide prevailing increase of interest rates as well as the impact of increased macro-economic uncertainties on country risk rates and other WACC parameters. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In 2023, the estimates were largely impacted by the continuing deterioration of the macroeconomic environment.

The Company performed an interim analysis in connection with the annual goodwill impairment test as of October 1, 2023, which included qualitative and quantitative simulations to assess the impacts of the results of the SELECT trial, a trial of glucagon-like peptide 1 (GLP-1) receptor agonists designed to reduce major adverse cardiovascular events, and which included a subset of non-diabetic patients with CKD. The interim analysis also included preliminary assessments of the implications of the early termination of the FLOW trial as a result of the study having met certain prespecified clinical endpoints. The FLOW trial was a study on the effectiveness of its GLP-1 receptor agonists in treating CKD experienced by diabetic patients. The Company’s interim analysis included preliminary projections regarding the potential impact of GLP-1 receptor agonists use on future projections of the ESRD patient population, specifically in relation to cash flow projections and goodwill sensitivity assessments. The interim analysis assessed differential impacts on both improvement in rates of progression from CKD to ESRD particularly in patients with diabetes-related CKD, as well as cardiovascular mortality improvements in patients with non-diabetic CKD.

Based on the currently limited available information, the Company’s interim analysis included a range of scenarios predicated on a review of publicly available data, peer-reviewed literature and testing a range of assumptions designed to assess the competing endpoints of slowed CKD-to-ESRD progression (which would delay progression to ESRD but may or may not reduce the ESRD population in future years) and cardiovascular mortality improvements (which would permit certain patients to survive or avoid a previously fatal cardiovascular event, thereby remaining at risk for ESRD progression).

The range of scenarios and balances of competing endpoints examined in the interim analysis supported the assessment of an overall balanced impact on patient population progressing to the later stages of ESRD and payor mix. The impact on the revenue, operating income and free cash flow projections is therefore balanced as well. The Company’s assessment concluded that underlying patient growth assumptions used in its cash flow projections reflect the current understanding of treatment developments. The most conservative scenario within this range did not result in an impairment loss as the recoverable amount of the Care Delivery and Care Enablement groups of CGUs continued to exceed the carrying amount by €6,689,598 and €1,683,593, respectively, based on the annual impairment test performed as of October 1, 2023. Sensitivities are based on assumptions for delays in patients progressing through the stages of CKD, life expectancy, the aging of our patient population and payor mix.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The key assumptions represent management’s assessment of future trends and have been based on historical data from both external and internal sources. In determining discounted cash flows for every group of CGUs, the Company utilizes its three-year budgets, projections for years four to ten and a representative growth rate for all remaining years. In 2023, the projections for the first three years were prepared based on the status of current initiatives without considering any growth and improvement from initiatives which have not commenced related to the transformation of the Company’s operating structure and steps to achieve cost savings (FME25 Program). Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services. The simulations regarding the GLP1 study, as described above, underlined the Company’s determination of using 10-year projections as the full potential impacts of the GLP1 study on the Company’s revenue, operating income and cash flow streams are not expected to be realized within a shorter time period.

The annual impairment test performed as of October 1, 2023 did not result in an impairment.

In connection with the implementation of the Company’s new global operating model, the Company performed a reallocation of goodwill to the segments under its new operating structure and evaluated the effects of this reallocation on the recoverability of goodwill. Goodwill which was attributable to the respective group of CGUs was directly allocated. The remaining goodwill was allocated to the respective group of CGUs based on the average of the group of CGUs’ budgeted profit and loss contribution of the following three years in order to capture the synergies created in Care Enablement when acquiring an entity or assets in Care Delivery. One group of CGUs was identified in each of the Company’s operating segments (Care Enablement and Care Delivery) as of January 1, 2023 with no indication of impairment.

Goodwill as of December 31, 2023 was €14,650,008 (October 1, 2023: €15,407,279; January 1, 2023: €15,791,181), thereof €12,573,423 (October 1, 2023: €13,273,605; January 1, 2023: €13,642,445) in Care Delivery and €2,076,585 (October 1, 2023: €2,133,674; January 1, 2023: €2,148,736) in Care Enablement.

The market capitalization of the Company increased by 24% to €11,137,975 as of December 31, 2023, from €8,969,649 as of December 31, 2022. Total FME AG shareholders’ equity decreased by 3% to €13,620,261 as of December 31, 2023, from €13,989,453 as of December 31, 2022, driven primarily by a decrease in other comprehensive income (loss), including foreign currency translation effects in the amount of €(607,873) and an actuarial loss recognized (mainly attributable to adjustments to the discount rate for pension liabilities). In the fourth quarter the Company’s market capitalization decreased significantly mostly as a result of the financial market’s reaction to the early termination of the FLOW trial as a result of the GLP-1 study having met certain prespecified clinical endpoints, as noted above.

Due to the carrying amount of net assets exceeding the Company’s market capitalization, an increase in interest rates, the potential impact of GLP-1 and ongoing uncertainties in the macroeconomic environment, the Company performed an impairment test as of December 31, 2023, in addition to the annual impairment test as of October 1, 2023. WACC parameters were updated to reflect the difference in perception between the investor market and the Company regarding the impacts of GLP-1 on our business as well as uncertainties regarding value and risk-based care programs in the U.S. Cash flow projections were updated to reflect the impacts of divestitures and the classification of certain entities as held for sale during the fourth quarter in this additional goodwill impairment test performed as of December 31, 2023, while CGU residual value growth rates remained unchanged as compared to the annual impairment test performed as of October 1, 2023. The goodwill impairment test performed as of December 31, 2023 did not result in any impairment.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the key assumptions of value-in-use calculations, which are presented based upon the goodwill impairment test performed as of December 31, 2023 and January 1, 2023. There are no reasonably possible changes in assumptions that would lead to an impairment in these groups of CGUs.

Key assumptions
in %
	Care Delivery		Care Enablement
	December 31,	January 1,	December 31,	January 1,
	2023	2023	2023	2023
Average revenue growth in ten year projection period (1)	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit
Average operating income growth in ten year projection period (1)	high-single-digit	high-single-digit	low-double-digit	low-double-digit
Residual value growth (1)	1.00	1.00	1.00	1.00
Pre-tax WACC (2)	10.53	9.49	8.41	8.15
After-tax WACC (2)	8.09	7.35	6.54	6.14
(1)	The key assumptions as of December 31, 2023 match the respective assumptions as of October 1, 2023.
(2)	As of October 1, 2023 the pre-tax WACC of Care Delivery and Care Enablement was 9.35% and 9.04%, respectively. The after-tax WACC of Care Delivery and Care Enablement was 7.21% and 7.01%, respectively.

An overview of the carrying amounts of goodwill and intangibles with indefinite useful life for each group of CGUs is shown in note 12.

A prolonged downturn in the health care industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing health care services and for procuring and selling health care products or a significant increase of mortality of patients with chronic kidney diseases which may be attributable to COVID-19 have and could continue to adversely affect the Company’s estimated future cash flows. Future adverse changes in a cash-generating unit’s economic environment of a group of CGUs could affect the country specific risk rate and therefore the discount rate. Equally an increase of the general interest rate level could affect the base rate and therefore the discount rate. Additionally, changing market conditions and new market entrants could have a negative impact on the estimated future cash flows and/or a decline in the cash-generating units economic environment, both of which are, by their nature, difficult to predict. As noted in the sensitivity analysis below, if the Company’s assumptions change or actual future performance is lower than expected, the Company could record goodwill impairments in the future, and such impairments could be material to its net income.

As of December 31, 2023, the recoverable amount of the Care Delivery group of CGUs exceeded the carrying amount by €4,740,257 (October 1, 2023: €7,155,789; January 1, 2023: €3,722,250). For the Care Enablement group of CGUs, the recoverable amount exceeded the carrying amount by €3,285,391 as of December 31, 2023 (October 1, 2023: €1,733,447; January 1, 2023: €972,555). The following table shows the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Sensitivity analysis (1)
Change in percentage
	Care Delivery			Care Enablement
	December 31,	October 1,	January 1,	December 31,	October 1,	January 1,
	2023	2023	2023	2023	2023	2023
Pre-tax WACC	2.10	2.57	1.41	2.27	1.31	0.77
After-tax WACC	1.60	1.97	1.09	1.66	0.97	0.60
Residual value growth	(7.26)	(8.97)	(3.99)	(5.57)	(3.01)	(1.74)
Operating income margin of each projection year	(2.35)	(3.08)	(1.61)	(3.02)	(1.78)	(1.03)

(1)The sensitivity analysis is based upon the goodwill impairment tests performed as of December 31, 2023, October 1, 2023 and January 1, 2023.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Prior to January 1, 2023, when the Company commenced reporting reflecting its new global operating model in which the Company reorganized its business, the term “North America” referred to our North America operating segment, the term “EMEA” referred to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific” referred to our Asia-Pacific operating segment, and the term “Latin America” referred to our Latin America operating segment.

The following table shows the key assumptions of value in use calculations for the groups of CGUs under the Company’s operating segment structure applicable as of December 31, 2022:

Key assumptions
in %
	North America	EMEA	Asia-Pacific	Latin America
	December 31,	December 31,	December 31,	December 31,
	2022	2022	2022	2022
Average revenue growth in ten year projection period(1)	mid-single-digit	mid-single-digit	mid-single-digit	mid-single-digit
Average operating income growth in ten year projection period(1)	high-single-digit	high-single-digit	mid-single-digit	low-double-digit
Residual value growth(1)	1.00	1.00	1.00	1.60
Pre-tax WACC(2)	8.05	10.44	8.76	12.37 - 26.14
After-tax WACC(2)	6.39	8.08	6.38	8.94 - 22.71
(1)	The key assumptions as of December 31, 2022 match the respective assumptions as of October 1, 2022.
(2)	As of October 1, 2022 the pre-tax WACC of North America and EMEA was 7.99% and 10.29%, respectively. The pre-tax WACC of Asia-Pacific and Latin America was 8.65% and 12.10%-25.76%, respectively. As of October 1, 2022 the after-tax WACC of North America and EMEA was 6.35% and 8.00%, respectively. The after-tax WACC of Asia-Pacific and Latin America was 6.33% and 8.79%-22.46%, respectively.

The recoverable amount of the North America group of CGUs and the EMEA group of CGUs exceeded the carrying amount by €2,451,097 and €1,071,196, respectively, as of December 31, 2022. The following table shows the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount under the Company’s operating segment structure applicable as of December 31, 2022:

Sensitivity analysis (1)
Change in percentage points	North America		EMEA
	December 31, 2022	October 1, 2022	December 31, 2022	October 1, 2022
Pre-tax WACC	0.71	0.06	2.11	1.94
After-tax WACC	0.56	0.05	1.56	1.45
Operating income margin of each projection year	(0.97)	(0.10)	(2.50)	(2.41)
(1)	The sensitivity analysis is based upon the goodwill impairment test performed as of December 31, 2022 and October 1, 2022.

b)Legal contingencies

From time to time, during the ordinary course of operations as well as due to acquisitions, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 25). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses and consulting services in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

The outcome of these matters may have a material adverse effect on the results of operations, financial position and net assets of the Company.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

c)Trade accounts and other receivables from unrelated parties and expected credit losses

Trade accounts and other receivables from unrelated parties are a substantial asset of the Company and the expected credit losses are based upon a significant estimate made by management. Trade accounts and other receivables from unrelated parties were €3,471,213 and €3,574,270 at December 31, 2023 and 2022, respectively, net of expected credit losses of €261,854 at December 31, 2023 and €168,681 at December 31, 2022.

The Company sells health care products directly or through distributors in around 150 countries and provides health care services in around 50 countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

Receivables resulting from health care services are recognized and billed at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which the Company has contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at the Company’s standard rates for services and, for U.S. revenue within the Company’s Care Delivery segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the expected credit losses are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented, though these estimates do include changes for the resolution of a legal dispute related to the U.S. Department of Defense’s Tricare program described in note 25, partially offset by a negative impact in certain countries resulting from the Company’s annual review of its allowance estimates. The collectability of receivables is reviewed locally on a regular basis, generally monthly. For further information, see note 1 k).

In the Company’s U.S. operations within its Care Delivery segment, the collection process is usually initiated shortly after service is provided or upon the expiration of the time provided by contract. For Medicare and Medicaid, once the services are approved for payment, the collection process begins upon the expiration of a period of time based upon experience with Medicare and Medicaid. In all cases where co-payment is required the collection process usually begins within 30 days after service has been provided. In those cases where claims are approved for amounts less than anticipated or if claims are denied, the collection process usually begins upon notice of approval of the lesser amounts or upon denial of the claim. The collection process can be confined to internal efforts, including the accounting and sales staffs and, where appropriate, local management staff. If appropriate, external collection agencies may be engaged.

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

Receivables where the expected credit losses are not assessed individually are grouped based on geographical regions and the impairment is assessed based on macroeconomic indicators such as credit default swaps. For more information regarding the impairment on trade accounts and other receivables from unrelated parties, refer to note 1 i).

When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Write offs are taken on a claim-by-claim basis. Due to the fact that a large portion of its reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectible, albeit potentially more slowly outside the U.S. A significant change in the Company’s collection experience, deterioration in the aging of receivables and collection difficulties could require that the Company increases its estimate of the expected credit losses. Any such additional bad debt charges could materially and adversely affect the Company’s future operating results.

If, in addition to the Company’s existing expected credit losses, 1% of the gross amount of the Company’s trade accounts and other receivables from unrelated parties as of December 31, 2023 were uncollectible through either a change in the Company’s estimated contractual adjustment or revised estimate of the collectability, the Company’s operating income for 2023 would have been reduced by approximately 2.7%.

The following table shows the portion of major debtors or debtor groups of trade accounts and other receivables from unrelated parties as of December 31, 2023 and 2022. Other than U.S. Medicare and Medicaid, no single debtor accounted for more than 5% of total trade accounts and other receivables from unrelated parties in either of these years.

Composition of trade accounts and other receivables from unrelated parties in %
	December 31,
	2023	2022

U.S. Government health care programs	30	31
U.S. commercial payors	19	18
U.S. hospitals	4	5
Self-pay of U.S. patients	3	2
Other U.S. payors	1	2
Product customers and health care payors outside U.S.	43	42
Total	100	100

d)Self-insurance programs

Under the Company’s insurance programs for professional, product and general liability, auto liability, worker’s compensation and medical malpractice claims, the Company’s largest subsidiary which is located in the U.S. is partially self-insured for professional liability claims. For all other coverages, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts. For further information, see note 15 and note 18.

e)Level 3 financial instruments

Put option liabilities, variable payments outstanding for acquisitions and equity investments are recognized at their fair value. Each put option contract contains specific clauses related to the terms of exercisability, which require significant judgment in order to determine appropriate liability recognition and classification. For further information related to the significant judgments and estimates related to these instruments and their fair values, see notes 1 h) and 26.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

f)Income taxes

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. Different interpretations of tax laws, particularly due to the Company’s international activities, may lead to potential additional tax payments or tax refunds for prior years. To consider income tax liabilities or income tax receivables of uncertain tax assessments management’s estimations are based on experiences with previous tax audits and local tax rules of the respective tax jurisdiction and the interpretation of such. Differences between actual results and management’s estimates or future changes in these estimates may have an impact on future tax payments or tax refunds. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. For further information to estimates related to the recoverability of deferred taxes, see notes 1 n) and 5 h). Further information on the status of current tax audits or objections from taxation authorities is provided in note 25.

g)Business combinations and disposal groups classified as held for sale

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

A non-current asset or a disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is only met if the asset or group is available for immediate sale in its present condition and the sale transaction is considered highly probable. A transaction is assumed to be highly probable if there is no significant risk of completion of the transaction. Disposal groups are recognized at the lower of their carrying amounts or fair value less costs to sell. Any impairment loss on the disposal group is allocated first to goodwill and then to the remaining assets and liabilities on a pro rata basis. The determination of the fair value less costs to sell requires the use of estimates and assumptions.

For further information on disposal groups classified as held for sale, see note 4.

h)COVID-19

Due to the global implications of the COVID-19 pandemic as well as an increase in mortality of patients with chronic kidney diseases and an increase in persons experiencing renal failure in recent years, management judgments and estimates are subject to increased uncertainty. Actual amounts may differ from judgments and estimates made by management and changes could have a material impact on the Company’s consolidated financial statements. The Company included all available information on the expected economic developments and country-specific governmental mitigation measures when updating its judgments and estimates. This information was also included in the analysis of the recoverability and collectability of assets.

For further information on the impacts of COVID-19 related to government relief, see note 5 i).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

i)Leases and interest rate determination

IFRS 16 requires the Company to make judgments that affect the valuation of lease liabilities as well as of right- of-use assets (see notes 24 and 26), including the determination of which contracts are within the scope of IFRS 16, identifying the contract lease term and determining the incremental borrowing rate.

The lease term is determined as the non-cancellable period of a lease, together with periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. During the “reasonably certain” assessments, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise, or not to exercise, an option, including any expected changes in facts and circumstances (e.g., contract-, object-, entity- or market-specific factors) from the commencement date until the exercise date of the option. Other examples of considered terms are termination penalties or costs relating to the termination of the lease, such as negotiation costs, relocation costs, costs of identifying another lease asset suitable for the Company’s needs, costs of integrating a new asset into the Company’s operations and termination penalties and similar costs, including costs associated with returning the underlying asset in a contractually specified condition or to a contractually specified location. Additionally, the Company’s historical practice regarding the period over which it has typically used particular types of assets, and its economic reasons for doing so, is also relevant. Unrecognized extension options are shown as potential future cash outflows (see note 24).

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

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee. Under the terms of these leases, the Company has the option to remarket the underlying leased properties to satisfy its residual value guarantee obligations at the end of the lease term. At the end of each reporting period, the expected residual values are compared to the estimated fair market value of the underlying leased assets utilizing third-party valuations. For additional information regarding residual value guarantees in certain lease contracts, see note 25.

3.	Acquisitions, business combinations, investments (including debt securities), purchases of intangible assets, divestitures and sale of debt securities

The Company completed acquisitions, investments (including debt securities) and the purchase of intangible assets in the amount of €137,626, €745,500 and €628,411 in 2023, 2022 and 2021, respectively. In 2023, €137,565 was paid in cash and €61 were assumed obligations and non-cash consideration. In 2022, €164,774 was paid in cash and €580,726 were assumed obligations and non-cash consideration. In 2021, €563,252 was paid in cash and €65,159 were assumed obligations and non-cash consideration.

Acquisitions

The Company made acquisitions of €3,203, €570,200 and €389,965 in 2023, 2022 and 2021, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. In 2023, €3,142 was paid in cash and €61 were assumed obligations and non–cash consideration. Due to cash acquired as a result of the InterWell Health business combination discussed below, the Company received €10,526 in cash and assumed obligations or provided non-cash consideration in the amount of €580,726 in 2022. In 2021, €324,806 was paid in cash and €65,159 were assumed obligations and non-cash consideration.

The Company’s acquisition spending was driven primarily by the purchase of dialysis clinics and other health care service facilities in the normal course of its operations in 2023, 2022 and 2021 as well as the business combination of InterWell Health in 2022.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Impacts on consolidated financial statements from acquisitions

The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company’s financial statements and operating results from the effective date of acquisition. The measurement period adjustments from the previous year’s acquisitions did not have a significant impact on the consolidated financial statements in 2023.

The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €3,493 and €705,524 at December 31, 2023 and 2022, respectively.

The purchase price allocations for all collectively and individually non-material acquisitions for 2023 are not yet finalized. The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocations, primarily related to property, plant and equipment, intangible assets, accounts receivable and other liabilities. In 2023, based on preliminary purchase price allocations, the Company recorded €3,493 of goodwill and €277 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill is mainly attributable to anticipated synergies and future cash flows expected to be generated for these acquisitions.

Business combinations during 2023 decreased the Company’s net income attributable to shareholders of FME AG (Net Income) by €23, excluding the costs of the acquisitions, and revenue increased by €68. Total assets increased €3,770 mainly due to business combinations.

Business combination of InterWell Health

On August 24, 2022 (Acquisition Date), the Company completed a business combination among Fresenius Health Partners, Inc. (FHP), the value-based care division of the Company’s wholly-owned subsidiary Fresenius Medical Care Holdings, Inc., InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket, a U.S. provider of value-based kidney care with a patient engagement and data platform. The new company, InterWell Topco L.P. (NewCo), operates under the InterWell Health brand (InterWell Health).

This business combination was conducted as a non-cash transaction. The contributions of the net assets of InterWell Health LLC and Cricket were accounted for as a business combination in accordance with IFRS 3. The Company’s contribution of the net assets of FHP was recorded under common control at their respective carrying values at the Acquisition Date and the reduction of the Company’s interest in FHP, in exchange for net assets received of InterWell Health LLC and Cricket, was accounted for as an equity transaction. Upon consummation of the business combination described above, the Company holds approximately 75% of NewCo. The former owners of Cricket and InterWell Health LLC hold approximately 17% and 8%, respectively, as noncontrolling interests in NewCo.

During the third quarter of 2023, the Company completed the purchase price allocation. The final measurement period adjustments mainly resulted from the finalization of the allocation of capital interests and fair value estimates related to certain intangible assets.

The final capital interest allocation was approved by all parties. As a result, the ownership interests held by the partners were revised, which resulted primarily in the decrease of the fair value of the consideration transferred by the Company, including its interest in FHP and the fair value of the previously held equity method investment in InterWell Health LLC as well as a decrease in noncontrolling interests.

The finalization of the estimated fair value of certain acquired intangible assets made due to adjustments in the underlying assumptions used to value the intangible assets decreased the fair value of these assets. These adjustments, net of related income tax effects, are recorded with a corresponding adjustment to goodwill. Goodwill initially recorded in connection with the transaction was $703,070 (€707,742 as of the Acquisition Date), which has subsequently been reduced by $43,519 (€43,809 as of the Acquisition Date) during the fourth quarter of 2022 and further reduced by $639 (€643 as of the Acquisition Date) during the third quarter of 2023 to account for measurement period adjustments to the purchase price allocation.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following allocation of the purchase price is based upon the changes noted above. Based on the final purchase price allocation, the following assets, including goodwill (which will not be deductible for tax purposes), were acquired and liabilities were assumed as of the Acquisition Date:

Reconciliation of goodwill recognized
	in $ THOUS	in € THOUS
Fair value of consideration transferred of the Company's interest in FHP	397,937	400,581
Fair value of previously held equity method investment in InterWell Health LLC	175,421	176,587
	573,358	577,168

Fair Values of Assets Acquired and Liabilities Assumed
Less: Cash and cash equivalents	(57,383)	(57,764)
Less: Other assets	(2,819)	(2,838)
Less: Intangible assets	(53,609)	(53,965)
Other liabilities	13,029	13,116
Noncontrolling interests	186,336	187,573
Goodwill	658,912	663,290

Investments (including debt securities) and purchases of intangible assets

Investments (including debt securities) and purchases of intangible assets were €134,423, €175,300 and €238,446 in 2023, 2022 and 2021, respectively. These amounts were primarily driven by investments in debt securities in 2023, 2022 and 2021. Of these amounts, €134,423, €175,300 and €238,446 were paid in cash in 2023, 2022 and 2021, respectively.

Divestitures and sale of debt securities and equity investments

Proceeds from divestitures and sale of debt securities were €326,696, €126,454 and €201,203 in 2023, 2022 and 2021, respectively. These amounts mainly related to the divestment of debt securities and equity investments in 2023 (including the December 2023 divestiture of National Cardiovascular Partners (NCP), comprising 21 facilities providing outpatient cardiac catheterization and vascular laboratory services, which are included in the U.S. health care service business in the Care Delivery segment, in connection with the Legacy Portfolio Optimization program), the divestment of equity investments and debt securities in 2022 and the divestment of debt securities in 2021. In 2023, €261,796 was received in cash and €64,900 were non–cash components. In 2022, €117,832 was received in cash and €8,622 were non-cash components. In 2021, €196,960 was received in cash and €4,243 were non-cash components.

4.Disposal groups classified as held for sale

During 2023, the Company’s management committed to a plan to sell the following in connection with its Legacy Portfolio Optimization program (as defined below):

●	the Company signed an agreement to sell 51 of its renal dialysis clinics in Sub-Saharan Africa currently included in its Care Delivery segment, to a South African hospital group.
●	the Company signed an agreement to sell its Cura Day Hospitals Group (Cura) in Australia currently included in its Care Delivery segment to a global alternative asset manager and a consortium of healthcare professionals.
●	the Company committed to sell 10 of its renal dialysis facilities in Guatemala, Curacao and Peru, currently included in its Care Delivery segment.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Transactions which remain open as of the date of this report are subject to regulatory approvals or certain other closing conditions, but are expected to be completed within a year from the date of classification as assets held for sale. Immediately before the classification of these disposals as held for sale, an impairment loss was recognized for the agreed-upon divestitures and is included in other operating expenses in the consolidated statements of income (see note 5 f) for further details). The carrying amounts of the assets in the disposal group for the proposed divestiture of facilities in Guatemala, Curacao and Peru are recognized at their fair value less costs to sell. The portion of the non-recurring fair value measurement attributable to the Company and its shareholders of €7,824 for these transaction is categorized as level 3 of the fair value hierarchy using the preliminary purchase price. The proposed divestiture of the Company’s clinic network in Sub-Saharan Africa and Cura did not result in an impairment loss and the assets are recorded at their carrying amount. As of December 31, 2023 and December 31, 2022, the following assets and liabilities were classified as held for sale:

Assets and liabilities of disposal groups classified as held for sale in € THOUS
	2023	2022

Cash and cash equivalents	23,733	—
Trade accounts and other receivables from unrelated parties	27,535	—
Property, plant and equipment	42,710	—
Right-of-use assets	114,602	—
Goodwill (1)	274,543	—
Other	24,477	—
Assets held for sale	507,600	—

Accounts payable to unrelated parties	12,880	—
Lease liabilities	128,653	—
Provisions and other liabilities	39,091	—
Liability directly associated with assets held for sale	180,624	—

(1)Goodwill was allocated to the disposal groups on a relative fair value basis.

As of December 31, 2023, the accumulated foreign currency translation loss recognized in other comprehensive income related to the disposal groups amounted to €4,230.

For information regarding disposal groups previously held for sale and subsequently divested, including the gains and losses recorded as a result of these divestitures, see notes 3 and 5 f).

5.Notes to the consolidated statements of income

a)Revenue

Due to the change in the Company’s operating structure, the Company has adjusted the prior year financial information below in order to conform to the current year’s presentation. Revenues associated with the Company’s insurance and reinsurance contract portfolios in 2023 are presented within the column “Revenue from insurance contracts” as a result of the first-time adoption of IFRS 17. Prior year revenues previously accounted for under IFRS 4 and other revenues that are now identified as within the scope of IFRS 17 as a result of the first-time adoption are also presented within the column “Revenue from insurance contracts” to align to the current year’s presentation.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company recognized the following revenue in the consolidated statements of income for the years ended December 31, 2023, 2022 and 2021:

Revenue
in € THOUS
	Revenue from	Revenue from	Revenue from
	contracts with	insurance	lease
	customers	contracts	contracts	Total

	For the year ended December 31, 2023

Health care services	14,166,796	1,227,140	—	15,393,936
Health care products	3,979,122	—	80,559	4,059,681
Total	18,145,918	1,227,140	80,559	19,453,617

	For the year ended December 31, 2022

Health care services	14,566,485	851,584	—	15,418,069
Health care products	3,876,321	—	103,627	3,979,948
Total	18,442,806	851,584	103,627	19,398,017

	For the year ended December 31, 2021

Health care services	13,175,762	700,520	—	13,876,282
Health care products	3,623,951	—	118,452	3,742,403
Total	16,799,713	700,520	118,452	17,618,685

The following table contains a disaggregation of revenue by categories for the years ended December 31, 2023, 2022 and 2021:

Disaggregation of revenue by categories
in € THOUS
	For the year ended December 31,
	2023	2022	2021
Care Delivery
US	12,665,411	12,574,492	11,209,657
International	2,912,546	3,018,480	2,821,544
Total (1)	15,577,957	15,592,972	14,031,201

Care Enablement
Total (including inter-segment revenues) (1)	5,345,428	5,353,136	5,085,755
Inter-segment eliminations	(1,469,768)	(1,548,091)	(1,498,271)
Total Care Enablement revenue external customers	3,875,660	3,805,045	3,587,484
Total	19,453,617	19,398,017	17,618,685

(1)For further information on the revenue attributable to the Company’s operating segments, see note 29.

The Company recognized the following amounts as receivables and contract liabilities relating to contracts with customers for the years ended December 31, 2023 and 2022:

Trade accounts receivables from unrelated parties and contract liabilities in € THOUS
	2023	2022

Trade accounts receivables from unrelated parties	3,223,760	3,381,006
Contract liabilities	56,566	63,273

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Impairment loss in the amount of €111,193, €43,285 and €43,968 for the years ended December 31, 2023, 2022 and 2021, respectively, related to receivables arising from contracts with customers.

The change in contract liabilities during the period results from the ordinary course of business.

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

At December 31, 2023, revenue recognized that was included in contract liabilities at the beginning of the period was €43,322 (2022: €429,583).

At December 31, 2023, performance obligations of €858,079 (2022: €966,308) are unsatisfied (or partially unsatisfied).

The expected recognition of the transaction price allocated to unsatisfied performance obligations as revenue for the next five years and in the aggregate for the five years thereafter is as follows:

Unsatisfied performance obligations
in € THOUS
	2023	2022

1 year	195,800	283,208
1 - 3 years	255,759	342,274
3 - 5 years	297,805	266,302
5 - 10 years	108,715	74,524
Total	858,079	966,308

b)Selling, general and administrative expense

Selling, general and administrative expense recorded in the consolidated statements of income is comprised of both distribution costs as well as general and administrative expense. Distribution costs are generated in the selling, marketing and warehousing functions of the Company which are not attributable to production or R&D. General and administrative expense is generated in the administrative function of the Company’s business and is not attributable to selling, production or R&D.

The following table discloses the distribution costs as well as general and administrative expense recorded by the Company for the years ended December 31, 2023, 2022 and 2021:

Selling, general and administrative expense
in € THOUS
	2023	2022	2021
Distribution costs	807,961	800,876	770,722
General and administrative expense	2,388,375	2,369,494	2,002,109
Selling, general and administrative expense	3,196,336	3,170,370	2,772,831

c)Research and development expenses

R&D expenses of €231,970 (2022: €228,624 and 2021: €220,782) included research and non-capitalizable development costs.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

d)Cost of materials

The cost of materials for the year ended December 31, 2023, 2022 and 2021 consisted of the following:

Cost of materials
in € THOUS
	2023	2022	2021

Cost of raw materials, supplies and purchased components	4,170,690	3,939,649	3,622,169
Cost of purchased services	316,945	280,913	240,699
Cost of materials	4,487,635	4,220,562	3,862,868

e)Personnel expenses

Included within costs of revenue, selling, general and administrative expenses and research and development expenses are personnel expenses in the amount of €7,768,210, €7,939,398 and €6,962,119 for the years ended December 31, 2023, 2022 and 2021, respectively. Personnel expenses consisted of the following:

Personnel expenses
in € THOUS
	2023	2022	2021

Wages and salaries (1)	5,987,876	6,128,185	5,389,087
Social security contributions and cost of retirement benefits and social assistance (1)	1,780,334	1,811,213	1,573,032
thereof retirement benefits	209,547	217,165	189,176
Personnel expenses	7,768,210	7,939,398	6,962,119

(1)	Social security contributions and cost of retirement benefits and social assistance in the amounts of €262,137 and €229,149 for the year ended December 31, 2022 and 2021, respectively, were reclassified from wages and salaries in order to correct for an error in presentation.

The Company employed the following personnel on a total headcount basis, on average, for the following years:

Employees by function
	2023	2022	2021

Production and services	105,894	111,472	112,201
Administration	7,933	9,088	10,014
Sales and marketing	7,993	7,955	7,850
Research and development	1,300	1,226	1,245
Total employees	123,120	129,741	131,310

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

f)Other operating income and expense

The following table contains reconciliations of the amounts included in other operating income and expense for the years ended December 31, 2023, 2022 and 2021:

Other operating income
in € THOUS	For the year ended December 31,
	2023	2022	2021

Foreign exchange gains	280,323	306,621	381,302
Gains on or from right-of-use assets, the sale of fixed assets, the sale of clinics and investments	33,921	74,418	8,728
Revaluation of certain investments	14,671	—	—
Income from strategic transactions and programs	60,843	—	—
Income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies	46,919	83,212	44,300
Other	78,570	85,602	133,457
Other operating income	515,247	549,853	567,787

Other operating expense
in € THOUS	For the year ended December 31,
	2023	2022	2021

Foreign exchange losses	315,821	343,447	391,200
Losses on right-of-use assets, from the sale of fixed assets, clinics and investments	29,082	27,245	17,356
Revaluation of certain investments	—	103,353	87,631
Expenses from strategic transactions and programs	320,765	147,946	37,554
Other	98,625	125,563	53,347
Other operating expense	764,293	747,554	587,088

“Income from strategic transactions and programs” within other operating income related to a gain on the divestiture of NCP. Included within the “expenses from strategic transactions and programs” line item in other operating expense are the completed and proposed divestitures (including associated impairment losses) of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below, and the FME25 Program and, in 2022, costs related to the InterWell Health business combination. For further information on the proposed divestitures and associated impairment losses, see note 4. Consistent with the Company’s decision to present impairment losses within other operating expense, as described in note 1 above, such costs related to cost of revenues, selling, general and administrative expense or R&D expenses are now included within other operating expense. “Expenses from strategic transactions and programs” primarily consist of:

●	strategic divestiture program expenses identified during the review of our business portfolio, mainly due to exiting unsustainable markets and non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth, which included the divestiture of its Argentina operations in both Care Delivery and Care Enablement which took place in December 2023, the cessation of a dialysis cycler development program, impairment losses resulting from the measurement of asset held for sale for NCP, Guatemala, Peru and Curacao (see note 4) and the proposed divestiture of the Company’s clinic network in Sub-Saharan Africa in 2023 (Legacy Portfolio Optimization);

●	certain impairment losses in connection with the FME25 Program;

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

●	certain costs associated with the Conversion, primarily related to the requisite relabeling of the Company’s products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs); and

●	expenses and impairment loss related to the InterWell Health business combination. As contemplated in the agreement, the Company transferred Acumen Physician Solutions, LLC (Acumen) to NewCo shortly after the Acquisition Date with working capital in the amount of $1,824 (€1,845 as of the date of the transfer agreement). Since certain long-lived assets (mainly intangible assets) held by Acumen are utilized materially differently by NewCo, management performed an impairment assessment prior to the transfer, concluded that the assets were completely impaired in accordance with IAS 36, Impairment of Assets, and recorded an impairment charge in the Care Delivery segment in the amount of $71,025 before the transfer (€67,447 for the year ended December 31, 2022). The expenses, along with the impairment charges were previously recognized in “Selling, general and administrative expense” and have been reclassified to “Other operating expense” on the consolidated statements of income in order to conform to the current year’s presentation.

Expenses from strategic transactions and programs comprised the following for the years ended December 31, 2023, 2022 and 2021:

Expenses from strategic transactions and programs
in € THOUS
	For the year ended December 31,
	2023	2022	2021
Derecognition of capitalized development costs and termination costs(1)	58,818	—	—
Legacy Portfolio Optimization	58,818	—	—
Impairment of intangible and tangible assets(2)	48,768	123,579	37,554
Legacy Portfolio Optimization	34,894	—	—
FME25 Program	13,874	27,183	37,554
InterWell Health	—	67,447	—
Other	—	28,949	—
Impairment resulting from the measurement of assets held for sale	74,616	—	—
Legacy Portfolio Optimization	62,724	—	—
FME25 Program	11,892	—	—
Loss from divestitures	93,859	—	—
Legacy Portfolio Optimization	93,859	—	—
Other(3)	44,704	24,367	—
Legacy Portfolio Optimization	14,744	—	—
Legal Form Conversion Costs	29,960	—	—
InterWell Health transaction-related costs	—	24,367	—
Expenses from strategic transactions and programs	320,765	147,946	37,554
(1)	Primarily research and development expense.
(2)	Relates primarily to research and development expense for the year ended December 31, 2023 and to cost of revenues for the years ended December 31, 2022 and 2021.
(3)	Primarily selling, general and administrative expense.

For more information on the disposal groups classified as held for sale, see note 4.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

g)Net interest

Net interest in the amount of €336,423 (2022: €292,476 and 2021: €280,429) included interest expense of €424,640 (2022: €360,139 and 2021: €353,599) and interest income of €88,217 (2022: €67,663 and 2021: €73,170). Interest expense resulted mainly from the Company’s financial liabilities including outstanding bonds, loans and credit facilities (see note 16 and note 17) as well as lease liabilities and lease liabilities from related parties (see note 6 b) and note 24). In 2023, interest income primarily resulted from investments, debt securities and royalty receivables, interest on lease receivables, interest on bank deposits. In 2022, interest income primarily resulted from a release of interest accruals related to uncertain tax treatments, income related to royalty receivables and interest on lease receivables and overdue receivables. In 2021, interest income primarily resulted from a release of interest accruals related to uncertain tax treatments, interest on lease receivables and overdue receivables and income related to royalty receivables.

h)Income taxes

Income before income taxes is attributable to the following geographic locations:

Income before income taxes
in € THOUS
	2023	2022	2021

Germany	(91,082)	(30,186)	81,246
United States	725,848	829,699	1,090,797
Other	398,249	419,766	399,818
Total	1,033,015	1,219,279	1,571,861

Income tax expense (benefit) for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

Income tax expense (benefit)
in € THOUS
	2023	2022	2021
Current
Germany	20,947	(5,423)	(11,675)
United States	290,787	190,058	181,714
Other	110,972	181,790	115,535
	422,706	366,425	285,574
Deferred
Germany	34,018	16,963	18,404
United States	(150,225)	(13,767)	47,018
Other	(5,942)	(44,667)	1,837
	(122,149)	(41,471)	67,259
Total	300,557	324,954	352,833

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 30.32%, 30.14% and 30.14% for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

Reconciliation of income taxes
in € THOUS
	2023	2022	2021

Expected corporate income tax expense	313,158	367,491	473,759
Tax free income	(39,550)	(53,282)	(41,566)
Income from equity method investees	(25,570)	(24,909)	(26,722)
Tax rate differentials	(47,586)	(39,064)	(40,604)
Non-deductible expenses	114,182	77,465	50,682
Taxes for prior years	(16,867)	(848)	(38,502)
Noncontrolling partnership interests	(58,345)	(54,636)	(65,489)
Tax rate changes	442	(359)	3,543
Change in realizability of deferred tax assets and tax credits	44,287	33,683	20,736
Withholding taxes	15,124	9,160	5,912
Other	1,282	10,253	11,084
Income tax expense	300,557	324,954	352,833

Effective tax rate	29.1%	26.7%	22.4%

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2023 and 2022, are presented below:

Deferred income tax assets and liabilities
in € THOUS
	2023	2022
Deferred tax assets
Trade accounts receivable	31,430	23,448
Inventories	70,663	62,663
Intangible assets	7,198	6,875
Property, plant and equipment and other non-current assets	74,318	86,182
Lease liabilities	776,120	894,451
Provisions and other liabilities	261,218	212,167
Pension liabilities	113,819	93,431
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	99,060	113,713
Derivatives	1,273	1,893
Compensation expense related to stock options	—	1,190
Other	42,940	73,882
Total deferred tax assets	1,478,039	1,569,895

Deferred tax liabilities
Trade accounts receivable	20,526	27,311
Inventories	3,983	5,875
Intangible assets	867,453	886,696
Property, plant and equipment and other non-current assets	215,124	267,064
Right-of-use assets	683,738	793,855
Provisions and other liabilities	8,267	6,533
Pension liabilities	119	65
Derivatives	4,547	4,204
Other	140,615	202,088
Total deferred tax liabilities	1,944,372	2,193,691
Net deferred tax liabilities	(466,333)	(623,796)

In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

Net deferred income tax assets and liabilities
in € THOUS
	2023	2022

Deferred tax assets	283,953	312,679
Deferred tax liabilities	750,286	936,475
Net deferred tax liabilities	(466,333)	(623,796)

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

Net operating loss carryforwards
in € THOUS
For the year ended December 31, 2023		For the year ended December 31, 2022
2024	13,926	2023	19,274
2025	32,348	2024	14,979
2026	42,129	2025	27,238
2027	46,337	2026	50,856
2028	48,447	2027	75,953
2029	57,160	2028	28,295
2030	24,281	2029	53,910
2031	4,311	2030	2,999
2032	2,547	2031	1,672
2033 and thereafter	174,267	2032 and thereafter	131,039
Without expiration date	458,165	Without expiration date	420,026
Total	903,918	Total	826,241

Included in the balance of net operating loss carryforwards at December 31, 2023 are €618,315 (2022: €531,231) not expected to be absorbed. Deferred tax assets regarding this portion are not recognized.

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment and believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2023.

At December 31, 2023, the Company had an unrecognized net deferred tax asset arising from unutilized notional interest deduction of $254,390 (€230,218).The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2023, the Company provided for €8,363 (2022: €11,972) of deferred tax liabilities associated with earnings that are likely to be distributed in the following year(s). Provision has not been made for additional taxes on €8,631,647 (2022: €8,945,633) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

i)Impacts of COVID-19

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company recorded €3,986 and €284,742 for the year ended December 31, 2023 and December 31, 2022, respectively, within the statement of profit and loss for government grants in various regions in which it operates. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in the U.S. The CARES Act provides relief funds to hospitals and other health care providers in connection with the impact of the on-going COVID-19 pandemic. During 2022, the Company received $235,394 (€223,536) in U.S. Department of Health and Human Services (U.S. HHS) funding available for health care providers affected by the COVID-19 pandemic. During 2023, the Company did not receive additional funding from HHS. During 2023 and 2022, the Company recognized operating income of $1,158 (€1,071) and $291,446 (€276,783), respectively, used to offset eligible costs. The Company currently estimates that all funds received from grants comply with the terms and conditions associated with the funding received. All funding received in the U.S. is to be applied solely to the Company’s U.S. operations. In accordance with the conditions of the funding received under the grants, the Company is obliged and committed to fulfilling all the requirements of the grant funding arrangements in the respective jurisdictions in which funding was received. The Company has determined that there is reasonable assurance that it will continue to be entitled to the amounts received and comply with the requirements related to the grants. The remaining amount of U.S. government grants received recorded in deferred income was $36 (€33) and $6,104 (€5,723) at December 31, 2023 and December 31, 2022, respectively.

For further information regarding government grants, see note 1 y).

6.Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at December 31, 2023. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below.

a)Service agreements and products

Prior to the Conversion, the Company was party to service agreements with Fresenius SE and certain of its affiliates (collectively Fresenius SE Companies) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally had a duration of 1 to 5 years and were renegotiated on an as needed basis when the agreement expired.

In connection and subsequent to the Conversion, the Company entered into service agreements with Fresenius SE and certain of its affiliates (collectively Fresenius SE Companies) to receive services, including, but not limited to: administrative and facility management services, employee benefit administration, insurance brokerage, information technology, intellectual property and certain treasury services. These related party agreements have generally been entered into for transitional periods of several months up to 2 years (in some cases with extension options). Additionally, the Company also entered into various service agreements with Fresenius SE Companies to provide services, including, but not limited to, fixed asset accounting services and IT and communications-related services for up to a year.

The Company also provides administrative services to one of its equity method investees.

FRESENIUS MEDICAL CARE AG

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

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €756,792 of pharmaceuticals, of which €265,932 is committed at December 31, 2023 for 2024. The terms of these agreements run up to three years. For further information regarding the Company’s interest in associates, including this equity method investment, see note 13.

Under the U.S. Centers for Medicare & Medicaid Services’ (CMS) Comprehensive ESRD Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (ESCOs) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees. Currently, these ESCOs are in their final phase and do not have a material impact on the financial results of the Company.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties
in € THOUS
	2023		2022		2021		December 31, 2023		December 31, 2022
	Sales of	Purchases of	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	136	40,478	361	38,010	123	38,292	10	1,778	26	2,820
Fresenius SE affiliates	3,324	87,984	5,164	83,087	5,657	100,541	589	14,299	1,168	8,585
Equity method investees	8,573	154	36,089	—	42,391	—	51,442	—	120,507	—
Total	12,033	128,616	41,614	121,097	48,171	138,833	52,041	16,077	121,701	11,405

Products
Fresenius SE	—	—	—	—	5	—	—	—	—	—
Fresenius SE affiliates	72,500	44,521	66,800	39,405	50,081	31,719	23,535	9,585	16,078	5,826
Equity method investees	—	437,288	—	463,073	—	445,714	—	67,403	—	73,563
Total	72,500	481,809	66,800	502,478	50,086	477,433	23,535	76,988	16,078	79,389
(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €5,172 and €6,520 at December 31, 2023 and 2022, respectively.

b)Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2032. In December 2022, the Company sold a building and other assets to a Fresenius SE Company for consideration in the aggregated amount of €31,315 and subsequently leased the buildings for a period of ten years from such Fresenius SE Company beginning in December 2022.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties
in € THOUS
	2023			2022			2021
		Interest	Lease		Interest	Lease		Interest	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense(1)	Depreciation	expense	expense(1)
Fresenius SE	7,738	1,148	291	8,395	524	259	7,876	661	1,654
Fresenius SE affiliates	17,817	1,438	—	13,956	1,048	—	13,709	1,092	38
Total	25,555	2,586	291	22,351	1,572	259	21,585	1,753	1,692
(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

Lease agreements with related parties
in € THOUS
	December 31, 2023		December 31, 2022
	Right-of-use	Lease	Right-of-use	Lease
	asset	liability	asset	liability
Fresenius SE	29,214	29,017	38,688	39,626
Fresenius SE affiliates	102,029	104,558	112,684	114,077
Total	131,243	133,575	151,372	153,703

c)Financing

The Company received short-term financing from and provided short-term financing to Fresenius SE in previous periods. In February 2023, the Company ended its participation in Fresenius SE’s cash management system, which was previously utilized for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2023 the Company did not have accounts receivable from Fresenius SE related to short-term financing, while at December 31, 2022, the Company had such accounts receivable from Fresenius SE in the amount of €1,477. Additionally, the Company had outstanding accounts payable related to a cash pooling program with certain equity-method investments. As of December 31, 2023 and December 31, 2022, the Company had €26,875 and €20,246, respectively, of accounts payable related to this program. The interest rates for these cash management arrangements were set on a daily basis and were based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009 and November 28, 2013, the Company borrowed €1,500 and €1,500, respectively, from the General Partner. The loan repayments were extended periodically and combined into a single borrowing during 2022 with an interest rate of 1.3348% until the effectiveness of the Conversion on November 30, 2023, at which time the loan was repaid.

The Company and Fresenius SE terminated the uncommitted revolving credit facility upon the Conversion. For further information on this loan agreement, see note 16.

At December 31, 2022, the Company borrowed from Fresenius SE in the amount of €1,000 at an interest rate of 2.468%. For further information on this loan agreement, see note 16.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

d)Key management personnel

Due to the Company’s legal form of a German partnership limited by shares until the effectiveness of the Conversion, the General Partner held a key management position within the Company. In addition, as key management personnel, members of the management board of Management AG and the Supervisory Board, as well as their close relatives, were considered related parties. Upon effectiveness of the Conversion, the General Partner exited the Company and is no longer entitled to reimbursement of the remuneration of its board members (other than outstanding amounts, if any, for service prior to the effective date of the Conversion). The members of the Supervisory Board and the newly established Management Board, as key management personnel, as well as their close relatives, will be considered related parties of the Company. Also upon effectiveness of the Conversion, the existing service agreements between the General Partner and the members of the management board of Management AG were transferred to FME AG. The Company’s unfunded pension plan in Germany also comprises the benefit obligations of former board members of Management AG as well as of active board members which were appointed to the Management Board before January 1, 2019 in the amount of €62,426. The plan, which is funded by insurance contracts, comprises the benefit obligations of active board members which were appointed to the Management Board after January 1, 2019 in the amount of €3,053. The long-term incentive plans of Management AG applying to members of the management board of Management AG (including former members) established before the Conversion were accordingly adopted by the Supervisory Board of FME AG as compensation plans of the Company. For further information regarding the Conversion, see note 1.

Prior to the Conversion, the Company’s Articles of Association provided that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the management board of Management AG. The aggregate amount reimbursed to the General Partner was €31,361, €23,632 and €30,212, respectively, for its management services during 2023, 2022 and 2021 and included an annual fee of €110, €120 and €120, respectively, as compensation for assuming liability as general partner. The annual fee was set at 4% of the amount of the General Partner’s share capital (€3,000 as of the date of the Conversion). As of December 31, 2023 and December 31, 2022, the Company had accounts receivable from the General Partner in the amount of €89,723 and €816, respectively. As of December 31, 2023 and December 31, 2022, the Company had accounts payable to the General Partner in the amount of €3,141 and €27,289, respectively.

For information regarding compensation of the Management Board and the Supervisory Board of the Company see note 31.

7.Cash and cash equivalents

As of December 31, 2023 and 2022, cash and cash equivalents are as follows:

Cash and cash equivalents
in € THOUS
	2023	2022
Cash	1,079,063	911,015
Securities and time deposits	324,429	362,772
Cash and cash equivalents	1,403,492	1,273,787

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statement of cash flows, include at December 31, 2023 an amount of €26,467 (2022: €22,835) from collateral requirements towards an insurance company in the U.S. that are not available for use, but are accessible upon demand.

For further information on the Company’s multi-currency notional pooling cash management system, see note 16.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

8.Trade accounts and other receivables from unrelated parties

As of December 31, 2023 and December 31, 2022, trade accounts and other receivables from unrelated parties are as follows:

Trade accounts and other receivables from unrelated parties
in € THOUS
	December 31,		December 31,
	2023		2022
		thereof credit-		thereof credit-
		impaired (1)		impaired (1)
Trade accounts and other receivables, gross	3,733,067	439,379	3,742,951	378,831
thereof finance lease receivables	69,291	—	72,853	—
less expected credit losses	(261,854)	(179,636)	(168,681)	(124,081)
Trade accounts and other receivables	3,471,213	259,743	3,574,270	254,750
(1)

Trade accounts receivable balances are credit-impaired when one or more events have occurred that have a detrimental impact on the estimated future cash flows of the receivable balance (e.g. overdue by more than one year, etc.).

Other receivables in the amount of €232,844 at December 31, 2023 include receivables from finance leases, operating leases and insurance contracts (December 31, 2022: €198,548). For further information, see note 1 k).

All trade accounts and other receivables from unrelated parties are due within one year.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €122,573 at December 31, 2023 (December 31, 2022: €141,763) are included in the balance sheet item “Other non-current financial assets.” The majority of finance lease receivables are due within 5 years.

When utilized, the Company assigns interests in certain receivables to institutional investors under its Accounts Receivable Facility (as defined below). The receivables assigned under the facility amounted to $1,508,312 (€1,364,988) for the year ended December 31, 2023 (December 31, 2022: $1,429,071 (€1,339,838)). For further information, see note 17.

The following table shows the development of expected credit losses in the fiscal years 2023, 2022 and 2021:

Development of expected credit losses for doubtful accounts from unrelated parties in THOUS €
	2023	2022	2021

Expected credit losses as of January 1	168,681	163,929	142,372
Change in valuation allowances as recorded in the consolidated statements of income	112,242	42,470	44,374
Write-offs and recoveries of amounts previously written-off	(13,413)	(36,180)	(21,622)
Foreign currency translation	(5,656)	(1,538)	(1,195)
Expected credit losses as of December 31	261,854	168,681	163,929

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following tables show the aging analysis of trade accounts and other receivables from unrelated parties and expected credit losses as of December 31, 2023 and as of December 31, 2022:

Aging analysis of trade accounts and other receivables from unrelated parties 2023 in € THOUS

		up to 3	3 to 6	6 to 12	more than
	not	months	months	months	12 months
	overdue	overdue	overdue	overdue	overdue	Total

Trade accounts and other receivables	2,116,259	775,684	251,580	265,946	323,598	3,733,067
less expected credit losses	(35,706)	(10,738)	(19,049)	(9,006)	(187,355)	(261,854)
Trade accounts and other receivables, net	2,080,553	764,946	232,531	256,940	136,243	3,471,213

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

The following table provides a reconciliation of the Company’s portfolios of insurance and reinsurance contracts, showing the change in insurance and reinsurance contract receivables (liabilities) for 2023 in accordance with IFRS 17. These receivables are recognized in the consolidated balance sheet within Trade accounts and other receivables from unrelated parties.

Reinsurance contract receivables and liabilities
in € THOUS
	2023
	Present value of	Risk adjustment for
	future cash flows	non-financial risk	Total
Reinsurance contract receivables (liabilities) as at January 1,	23,925	(1,801)	22,124
Incurred claims and other directly attributable expenses	(166,161)	825	(165,336)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC(1)	1,544	—	1,544
Claims and other directly attributable expenses paid	(387,949)	—	(387,949)
Premium revenue	583,269	—	583,269
Foreign currency translation and other changes	(1,491)	45	(1,446)
Reinsurance contract receivables (liabilities) as at December 31,	53,137	(931)	52,206
(1)	Changes that relate to past service include premium revenue for past performance years of €9,038.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Insurance contract receivables and liabilities
in € THOUS	2023
	Present value of	Risk adjustment for
	future cash flows	non-financial risk	Total
Insurance contract receivables (liabilities) as at January 1,	20,669	(254)	20,415
Incurred claims and other directly attributable expenses	(208,884)	(314)	(209,198)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC(1)	(2,666)	—	(2,666)
Claims and other directly attributable expenses paid	(423,377)	—	(423,377)
Premium revenue	642,529	—	642,529
Foreign currency translation and other changes	(882)	15	(867)
Insurance contract receivables (liabilities) as at December 31,	27,389	(553)	26,836

(1)	Changes that relate to past service include a reduction in premium revenue for past performance years of €7,696.

9.Inventories

At December 31, 2023 and December 31, 2022, inventories consisted of the following:

Inventories

in € THOUS

	2023	2022

Finished goods	1,232,702	1,310,995
Health care supplies	451,316	553,821
Raw materials and purchased components	361,804	306,994
Work in process	133,353	124,404
Inventories	2,179,175	2,296,214

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €584,499 of materials, of which €423,751 is committed at December 31, 2023 for 2024. The terms of these agreements run 1 to 4 years. Further unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 6.

Write-downs of inventories amounted to €110,614 and €71,593 for the years ended December 31, 2023 and 2022, respectively.

10.Other current financial and non-financial assets

At December 31, 2023 and 2022, other current financial assets consisted of the following:

Other current financial assets
in € THOUS
	2023	2022

Debt securities	137,117	169,983
Third party receivables from the sale of investments	34,672	7,675
Receivables for supplier rebates	23,239	23,920
Derivatives	18,593	19,777
Deposit / guarantee / security	17,252	17,843
Notes receivable	12,657	18,304
Loans to customers or suppliers	1,473	5,494
Other	(831)	(15,107)

Total	244,172	247,889

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The item “Other” in the table above includes allowances related to financial assets in the amount of €2,415 and €18,324 as of December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, other current assets consisted of the following:

Other current assets

in € THOUS

	2023	2022

Income tax receivable	197,404	143,782
Payments on account	180,680	199,736
Other tax receivable	140,686	125,762
Prepaid insurance	32,695	27,652
Interest receivables related to income tax	14,000	450
Prepaid rent	13,063	15,543
Other	151,932	158,298
Total	730,460	671,223

The item “Other” in the table above includes various prepaid expenses relating to, amongst others, utility costs, freight expense and receivables related to consent agreement on certain pharmaceuticals.

11.Property, plant and equipment

At December 31, 2023 and 2022, the acquisition or manufacturing costs and the accumulated depreciation and impairment of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2023	translation	group	Additions	Reclassifications	Disposals	2023

Land	70,311	(3,569)	(1,634)	1,352	(249)	(562)	65,649
Buildings and improvements	4,424,685	(164,461)	(19,307)	22,896	127,230	(84,820)	4,306,223
Machinery and equipment	6,400,316	(179,190)	(34,115)	341,204	(20,967)	(279,553)	6,227,695
Construction in progress	362,838	(3,043)	(5,375)	281,784	(249,354)	(2,798)	384,052
Property, plant and equipment	11,258,150	(350,263)	(60,431)	647,236	(143,340)	(367,733)	10,983,619

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2022 (1)	translation	group	Additions	Reclassifications	Disposals	2022

Land	71,778	(2,936)	(65)	1,842	(261)	(47)	70,311
Buildings and improvements	4,179,267	195,605	(15,357)	30,248	192,974	(158,052)	4,424,685
Machinery and equipment	5,903,177	222,197	(3,153)	363,609	127,282	(212,796)	6,400,316
Construction in progress	403,689	12,759	5,017	224,867	(279,396)	(4,098)	362,838
Property, plant and equipment	10,557,911	427,625	(13,558)	620,566	40,599	(374,993)	11,258,150
(1)

The amounts presented for Land, Buildings and improvements, Machinery and equipment and Construction in progress as of January 1, 2022 have been adjusted by €1,087, €50,087, €223,515 and €9,356 respectively, to adjust acquisition or manufacturing costs as well as accumulated depreciation and impairment allocations from prior periods. These adjustments are reflected in the “Book value” table below.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Accumulated depreciation and impairment

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2023	translation	group	Additions	Impairment	Reclassifications	Disposals	2023

Land	531	(53)	(2)	—	37	118	(119)	512
Buildings and improvements	2,860,577	(103,931)	(15,847)	267,053	11,616	(39,197)	(75,699)	2,904,572
Machinery and equipment	4,244,360	(124,684)	(25,764)	492,679	19,946	(81,120)	(229,713)	4,295,704
Construction in progress	—	—	36	—	15	—	—	51
Property, plant and equipment	7,105,468	(228,668)	(41,577)	759,732	31,614	(120,199)	(305,531)	7,200,839

Accumulated depreciation and impairment

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2022 (1)	translation	group	Additions	Impairment(2)	Reclassifications	Disposals	2022

Land	586	(41)	—	—	—	(14)	—	531
Buildings and improvements	2,555,255	123,607	(7,709)	287,845	18,840	(799)	(116,462)	2,860,577
Machinery and equipment	3,767,043	129,221	(2,962)	516,802	12,687	1,400	(179,831)	4,244,360
Property, plant and equipment	6,322,884	252,787	(10,671)	804,647	31,527	587	(296,293)	7,105,468
(1)	The amounts presented for Buildings and improvements as well as Machinery and equipment as of January 1, 2022 have been adjusted by €83,100 and €200,945, respectively, to adjust acquisition or manufacturing costs as well as accumulated depreciation and impairment allocations from prior periods. These adjustments are reflected in the “Book value” table below.
(2)	Including impairment loss in the amount of €28,949 related to a production plant and associated machines which were fully written off as a result of economic sanctions imposed on Russia, due to the Ukraine War, that negatively impacted the Company’s supply chain to the country. The impairment loss is recorded at Care Enablement (see note 29).

Book value

in € THOUS

	December 31,	December 31,
	2023	2022

Land	65,137	69,780
Buildings and improvements	1,401,651	1,564,108
Machinery and equipment	1,931,991	2,155,956
Construction in progress	384,001	362,838
Property, plant and equipment	3,782,780	4,152,682

Depreciation expense for property, plant and equipment amounted to €759,732, €804,647 and €742,566 for the years ended December 31, 2023, 2022, and 2021, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and R&D expenses depending upon the area in which the asset is used.

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €27,148 of property, plant and equipment, of which €20,067 is committed at December 31, 2023 for 2024. The terms of these agreements run 1 to 4 years.

Included in machinery and equipment at December 31, 2023 and 2022 were €873,055 and €811,991, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with ESRD on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

At December 31, 2023 and 2022, the effects of hyperinflation on property, plant and equipment consisted of the following:

Effect of hyperinflation

in € THOUS

		Accumulated
	Acquisition or	depreciation	December 31,
	manufacturing costs	and impairment	2023

Land	5,940	—	5,940
Buildings and improvements	62,528	24,834	37,694
Machinery and equipment	136,341	84,160	52,181
Construction in progress	3,886	18	3,868
Property, plant and equipment	208,695	109,012	99,683

		Accumulated
	Acquisition or	depreciation	December 31,
	manufacturing costs	and impairment	2022

Land	5,029	—	5,029
Buildings and improvements	51,767	19,930	31,837
Machinery and equipment	109,730	67,556	42,174
Construction in progress	3,179	18	3,161
Property, plant and equipment	169,705	87,504	82,201

12.Intangible assets and goodwill

At December 31, 2023 and 2022, the acquisition or manufacturing costs and the accumulated amortization and impairment of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2023	translation	group	Additions	Reclassifications	Disposals	2023
Amortizable intangible assets
Non-compete agreements	351,773	(11,615)	(216)	—	(9,369)	(1,885)	328,688
Technology	686,129	(21,525)	—	10	9	(3)	664,620
Licenses and distribution agreements	168,721	(5,762)	(25)	—	(8)	(239)	162,687
Customer relationships	75,017	(3,123)	(410)	—	—	—	71,484
Construction in progress	359,572	(6,991)	831	77,414	(31,699)	(48,136)	350,991
Internally developed intangibles	506,346	(7,486)	(484)	6,078	24,762	(1,934)	527,282
Other	414,184	(10,738)	(6,681)	6,690	16,828	(8,480)	411,803
	2,561,742	(67,240)	(6,985)	90,192	523	(60,677)	2,517,555
Non-amortizable intangible assets
Trade names	282,435	(8,844)	1,300	—	(21,071)	(28,156)	225,664
Management contracts	2,621	(87)	—	—	—	—	2,534
Emission certificates	21,759	—	—	18,115	—	—	39,874
	306,815	(8,931)	1,300	18,115	(21,071)	(28,156)	268,072
Intangible assets	2,868,557	(76,171)	(5,685)	108,307	(20,548)	(88,833)	2,785,627
Goodwill	16,405,013	(557,044)	(41,750)	—	(558,419)	—	15,247,800

FRESENIUS MEDICAL CARE AG

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

Accumulated amortization and impairment

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2023	translation	group	Additions	loss	Reclassifications	Disposals	2023
Amortizable intangible assets
Non-compete agreements	329,837	(11,103)	(414)	7,255	184	(8,553)	(1,557)	315,649
Technology	262,399	(8,030)	—	51,198	—	—	—	305,567
Licenses and distribution agreements	133,424	(5,232)	(20)	2,423	22,363	2	(254)	152,706
Customer relationships	23,486	(1,233)	(224)	4,684	—	—	—	26,713
Construction in progress	—	(8)	—	—	347	—	—	339
Internally developed intangibles	285,358	(5,983)	(256)	56,487	82	421	(1,705)	334,404
Other	284,022	(6,453)	(5,645)	30,286	1,670	(11,697)	(7,538)	284,645
	1,318,526	(38,042)	(6,559)	152,333	24,646	(19,827)	(11,054)	1,420,023
Non-amortizable intangible assets
Trade names	29,794	(503)	1,300	—	—	(666)	(28,156)	1,769
Management contracts	1,560	(52)	—	—	—	—	—	1,508
	31,354	(555)	1,300	—	—	(666)	(28,156)	3,277
Intangible assets	1,349,880	(38,597)	(5,259)	152,333	24,646	(20,493)	(39,210)	1,423,300
Goodwill	613,832	(20,953)	(52,505)	—	57,488	(70)	—	597,792

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Accumulated amortization and impairment

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December
	2022	translation	group	Additions	loss	Reclassifications	Disposals	31, 2022
Amortizable intangible assets
Non-compete agreements	311,184	17,881	(260)	8,822	—	585	(8,375)	329,837
Technology	286,593	14,471	—	55,614	—	—	(94,279)	262,399
Licenses and distribution agreements	135,517	4,314	—	4,131	—	(280)	(10,258)	133,424
Customer relationships	18,667	199	—	4,620	—	—	—	23,486
Internally developed intangibles	242,584	8,968	(120)	61,850	57,937	3,077	(88,938)	285,358
Other	255,659	7,252	391	33,980	1,119	(2,653)	(11,726)	284,022
	1,250,204	53,085	11	169,017	59,056	729	(213,576)	1,318,526

Non-amortizable intangible assets
Trade names	28,060	1,734	—	—	—	—	—	29,794
Management contracts	1,546	14	—	—	—	—	—	1,560
	29,606	1,748	—	—	—	—	—	31,354
Intangible assets	1,279,810	54,833	11	169,017	59,056	729	(213,576)	1,349,880
Goodwill	582,881	30,951	—	—	—	—	—	613,832

Book value

in € THOUS

	December 31, 2023	December 31, 2022
Amortizable intangible assets
Non-compete agreements	13,039	21,936
Technology	359,053	423,730
Licenses and distribution agreements	9,981	35,297
Customer relationships	44,771	51,531
Construction in progress	350,652	359,572
Internally developed intangibles	192,878	220,988
Other	127,158	130,162
	1,097,532	1,243,216
Non-amortizable intangible assets
Trade names	223,895	252,641
Management contracts	1,026	1,061
Emission certificates	39,874	21,759
	264,795	275,461
Intangible assets	1,362,327	1,518,677
Goodwill	14,650,008	15,791,181

The amortization of intangible assets amounted to €152,333, €169,017 and €152,325 for the years ended December 31, 2023, 2022, and 2021, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and R&D expenses depending upon the area in which the asset is used.

The Company capitalized development costs of €74,840 in 2023 (€108,478 in 2022), which is included in the line items Internally developed intangibles and Construction in progress in the schedule above.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

At December 31, 2023 and 2022, the effects of hyperinflation on intangible assets and goodwill consisted of the following:

Effect of hyperinflation

in € THOUS

		Accumulated
	Acquisition or	amortization and
	manufacturing costs	impairments	December 31, 2023

Non-compete agreements	783	674	109
Licenses and distribution rights	533	416	117
Construction in progress	649	—	649
Internally developed intangibles	3,214	1,843	1,371
Other	18,359	6,832	11,527
Amortizable intangible assets	23,538	9,765	13,773
Total Intangible assets	23,538	9,765	13,773
Goodwill	60,797	33,999	26,798

		Accumulated
	Acquisition or	amortization and
	manufacturing costs	impairments	December 31, 2022

Non-compete agreements	678	583	95
Licenses and distribution rights	473	330	143
Construction in progress	181	—	181
Internally developed intangibles	2,859	1,666	1,193
Other	7,583	4,789	2,794
Amortizable intangible assets	11,774	7,368	4,406
Management Contracts	2,228	355	1,873
Non-amortizable intangible assets	2,228	355	1,873
Total Intangible assets	14,002	7,723	6,279
Goodwill	60,765	33,810	26,955

Goodwill and intangible assets with indefinite useful lives

The decrease in the carrying amount of goodwill during 2023 is mainly a result of the impact of foreign currency translations and the impact of divestitures (for further information on divestitures, see note 3).

The carrying amount of goodwill and intangibles with indefinite useful lives is allocated to the groups of CGUs at December 31, 2023, which reflects the Company’s current operating segment structure:

Allocation of the carrying amount to the groups of CGUs

in € THOUS

	Care Delivery	Care Enablement
	2023	2023

Goodwill	12,573,423	2,076,585
Management contracts with indefinite useful life	1,026	—
Trade names with indefinite useful life	182,357	41,538
Emission certificates	—	39,874

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table presents the carrying amount of goodwill and intangibles with indefinite useful lives allocated to the groups of CGUs under the Company’s operating segment structure applicable as of December 31, 2022:

Allocation of the carrying amount to the groups of CGUs
in € THOUS
	North America	EMEA	Asia-Pacific	Latin America
	2022	2022	2022	2022

Goodwill	13,607,465	1,414,332	764,009	5,375
Management contracts with indefinite useful life	—	—	1,061	—
Trade names with indefinite useful life	252,641	—	—	—
Emission certificates	—	21,759	—	—

The Company did not record any impairment losses related to goodwill in 2023 after comparing each group of CGU’s value in use to its carrying amount. The Company did not record any impairment losses related to goodwill in 2022 after comparing each group of CGU’s value in use to its carrying amount.

13.Interests in associates

The following table shows the Company’s interests in associates of the Company which management considered to be material to the Company as of December 31, 2023 and 2022:

Interests in associates
in € THOUS, except where otherwise specified
	Country of	Ownership	Method of
Name of the entity	incorporation	interest in %	measurement	Carrying value
				2023	2022

Vifor Fresenius Medical Care Renal Pharma Ltd.	Switzerland	45	Equity method	601,333	717,267
Other associates				41,595	56,457
Equity method investees				642,928	773,724

In December 2010, the Company and CSL Vifor formed a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma Ltd., recognized as an equity method investee of which the Company owns 45%. Vifor Fresenius Medical Care Renal Pharma Ltd. develops and distributes products focused on addressing distinct complications and areas of chronic kidney disease, renal anemia management, mineral and bone management, kidney function preservation and improvement, conditions associated with kidney impairment and its treatment and cardio-renal management.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table contains the summarized financial information for Vifor Fresenius Medical Care Renal Pharma Ltd as of and for the year ended December 31, 2023 and 2022:

Summarized financial information
In € THOUS
Summarized balance sheets	2023	2022

Current assets	465,450	892,910
Non-current assets	627,391	566,640
Current liabilities	166,262	230,222
Non-current liabilities	33,074	28,803
Net assets	893,505	1,200,525

Reconciliation to carrying amounts (net assets)	2023	2022

Opening balance net assets January 1,	1,200,525	1,086,109
Profit for the period	235,186	236,269
Other comprehensive income	(26,489)	50,651
Dividends paid	(467,500)	(199,062)
Foreign currency translation	(48,217)	26,558
Closing balance net assets December 31,	893,505	1,200,525

Company's share in net assets	402,077	540,236
Other reconciling items	268,240	273,559
Eliminations	(68,984)	(96,528)
Carrying amount	601,333	717,267

	For the year ended	For the year ended
Summarized statement of comprehensive income	December 31, 2023	December 31, 2022

Revenue	734,678	717,995
Profit from continuing operations	235,186	236,269
Profit for the period	235,186	236,269
Other comprehensive income	(26,489)	50,651
Total comprehensive income	208,697	286,920

Dividends received	213,521	89,578

14.Other non-current financial assets

At December 31, 2023 and 2022, other non-current financial assets consisted of the following:

Other non-current financial assets
in € THOUS
	2023	2022

Debt securities	284,102	274,821
Equity investments	153,182	149,993
Other financial assets	174,300	190,982

Total	611,584	615,796

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

15.Current provisions and other current financial and non-financial liabilities

Current provisions

The following table shows a reconciliation of the current provisions for 2023:

Development of current provisions

in € THOUS

		Foreign	Changes in
	January 1,	currency	consolidation
	2023	translation	group	Utilized	Reversed	Additions	Reclassifications	December 31, 2023

Personnel expenses	135,001	(4,365)	(1,331)	(61,622)	(5,170)	117,068	7,749	187,330
Self-insurance programs	106,796	(4,078)	—	(36,279)	(16,501)	57,093	12,771	119,802
Risk of lawsuit	82,665	(3,229)	(1,007)	(53,020)	(1,100)	31,558	235	56,102
Other current provisions	46,334	(2,212)	(132)	(7,179)	(2,484)	27,674	(625)	61,376
Current provisions	370,796	(13,884)	(2,470)	(158,100)	(25,255)	233,393	20,130	424,610

Self-insurance programs

See note 2 d).

Personnel expenses

Personnel expenses mainly refer to provisions for the Company’s global performance-based compensation plan for managerial staff, the current portion of the provisions for accrued severance payments, provisions for share-based plans and jubilee payments. As of December 31, 2023, provisions for the Company’s global performance-based compensation plan for managerial staff amounted to €130,925 (December 31, 2022: 69,967), provisions for accrued severance payments amounted to €31,395 (December 31, 2022: €34,379) and provisions for share-based plans amounted to €8,597 (December 31, 2022: €12,165). See note 23.

Risk of lawsuit

Legal matters that the Company currently deems to be material or noteworthy are described in note 25.

Other current provisions

The item “Other current provisions” in the table above includes provisions for warranties, physician compensation and return of goods.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Other current financial liabilities

As of December 31, 2023 and 2022 other current financial liabilities consisted of the following:

Other current financial liabilities
in € THOUS
	2023	2022

Put option liabilities	681,442	667,371
Unapplied cash and receivable credit balances	623,492	720,585
Invoices outstanding	250,822	262,568
Legal matters, advisory and audit fees	40,262	39,093
Bonuses, commissions	30,228	24,010
Variable payments outstanding for acquisitions	11,085	4,794
Derivatives	9,205	7,109
Other	29,020	61,144
Other current financial liabilities	1,675,556	1,786,674

Other current liabilities

As of December 31, 2023 and 2022 other current liabilities consisted of the following:

Other current liabilities

in € THOUS

	2023	2022
Personnel liabilities	713,409	707,398
VAT and other (non-income) tax liabilities	140,596	123,935
Contract liabilities	56,566	63,273
Deferred Income	29,253	42,448
Other liabilities	253,000	260,620
Other current liabilities	1,192,824	1,197,674

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

Other liabilities

The item “Other liabilities” in the table above includes liabilities for the current portion of pension liabilities and interest payables related to income taxes.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

16.Short-term debt

At December 31, 2023 and December 31, 2022, short-term debt consisted of the following:

Short-term debt

in € THOUS

	2023	2022
Commercial paper program	399,078	495,424
Borrowings under lines of credit	57,754	149,265
Other	72	78
Short-term debt from unrelated parties	456,904	644,767
Short-term debt from related parties (see note 6 c)	—	4,000
Short-term debt	456,904	648,767

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. At December 31, 2023 and 2022, the outstanding commercial paper amounted to €400,000 and €496,500, respectively.

Borrowings under lines of credit and further availabilities

Borrowings under lines of credit in the amount of €57,754 and €149,265 at December 31, 2023 and 2022, respectively, represented amounts borrowed by the Company and its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2023 and 2022 were 8.55% and 6.23%, respectively.

Excluding amounts available under the Syndicated Credit Facility (see note 17 below), at December 31, 2023 and 2022, the Company had €1,321,417 and €1,107,050 available under other commercial bank agreements, excluding agreements on a subsidiary level, which are readily available for liability management purposes. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s, or its subsidiaries’, guarantee.

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2023 and 2022, cash and borrowings under lines of credit in the amount of €126,836 and €80,603, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of December 31, 2023 was €1,530,328 (December 31, 2022: €1,354,390) and short-term debt from unrelated parties was €583,740 (December 31, 2022: €725,370).

Short-term debt from related parties

The Company was party to an uncommitted revolving facility, as borrower, under which it could request and receive one or more short-term advances up to an aggregate amount of €600,000 with Fresenius SE, as lender. The Company and Fresenius SE terminated the uncommitted revolving credit facility upon the Conversion. For further information on short-term debt from related parties, see note 6 c).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

17.Long-term debt

As of December 31, 2023 and 2022, long-term debt consisted of the following:

Long-term debt

in € THOUS

	2023	2022

Schuldschein loans	228,759	224,612
Bonds	6,676,465	7,389,365
Accounts Receivable Facility	22,857	93,725
Other	519,481	157,094
Long-term debt	7,447,562	7,864,796
Less current portion	(487,699)	(694,062)
Long-term debt, less current portion	6,959,863	7,170,734

The Company’s long-term debt as of December 31, 2023, all of which ranks equally in rights of payment, are described as follows:

Schuldschein loans

On February 14, 2022, the Company issued €25,000 and €200,000 tranches of Schuldschein loans with maturities of 5 and 7 years, respectively, at variable interest rates. The proceeds were used for general corporate purposes including refinancing of existing liabilities.

Bonds

At December 31, 2023 and 2022, the Company’s bonds consisted of the following:

Bonds

in THOUS

	Face			Book value in €
Issuer/Transaction	amount	Maturity	Coupon	2023	2022
Fresenius Medical Care AG, 2019	€650,000	November 29, 2023	0.250%	—	649,283
FME US Finance II, Inc. 2014	$400,000	October 15, 2024	4.750%	365,344	374,354
Fresenius Medical Care AG, 2018	€500,000	July 11, 2025	1.500%	502,492	498,245
Fresenius Medical Care AG, 2020	€500,000	May 29, 2026	1.000%	500,953	497,175
Fresenius Medical Care AG, 2019	€600,000	November 30, 2026	0.625%	597,457	596,158
FME US Finance III, Inc. 2021	$850,000	December 1, 2026	1.875%	766,121	790,926
Fresenius Medical Care AG, 2022	€750,000	September 20, 2027	3.875%	753,755	744,497
FME US Finance III, Inc. 2019	$500,000	June 15, 2029	3.750%	447,719	462,005
Fresenius Medical Care AG, 2019	€500,000	November 29, 2029	1.250%	498,648	497,781
Fresenius Medical Care AG, 2020	€750,000	May 29, 2030	1.500%	753,466	746,332
FME US Finance III, Inc. 2020	$1,000,000	February 16, 2031	2.375%	907,015	930,443
FME US Finance III, Inc. 2021	$650,000	December 1, 2031	3.000%	583,495	602,166
				6,676,465	7,389,365

All bonds issued by entities other than Fresenius Medical Care AG are guaranteed by the Company and by FMCH, while bonds issued by Fresenius Medical Care AG are guaranteed by FMCH. All U.S. dollar bonds outstanding may be redeemed at the option of the respective issuers at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Company’s bonds have the right to request that the issuers repurchase the bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective bonds.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company has agreed to a number of covenants to provide protection to the bond holders which, under certain circumstances and with certain exceptions for the bonds issued since 2018, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. The limitation on incurrence of debt in the bonds issued in 2014 was suspended automatically as the rating of the respective bonds reached investment grade status. At December 31, 2023, the Company was in compliance with all of its covenants under the bonds.

Since 2018, bonds can be issued with different maturities under the Company’s €10,000,000 Debt Issuance Program (Debt Issuance Program).

The bonds issued by Fresenius Medical Care AG in the amount of $650,000 (€590,426 as of the date of issuance on November 27, 2019) were redeemed at maturity on November 29, 2023.

Accounts Receivable Facility

The Company has an accounts receivable securitization program (Accounts Receivable Facility) with a maximum capacity of $900,000 (€768,049 at the date of execution) and an ending term date of August 11, 2024.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2023 and December 31, 2022:

Accounts Receivable Facility - Maximum amount available and balance outstanding in THOUS

	Maximum amount available (1)		Balance outstanding (2)
	2023		2023
Accounts Receivable Facility	$900,000	€814,482	$25,000	$22,624

	Maximum amount available (1)		Balance outstanding (2)
	2022		2022
Accounts Receivable Facility	$900,000	€843,804	$100,000	€93,756
(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $28,332 at December 31, 2023 and $12,532 at December 31, 2022 (€25,640 and €11,750, respectively). These letters of credit are not included above as part of the balance outstanding at December 31, 2023 and 2022. However, the letters reduce available borrowings under the Accounts Receivable Facility.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Credit Facilities

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) in July 2021, which serves as a back-up line for general corporate purposes and was undrawn as of December 31, 2023 (2022: undrawn). On June 2, 2023, the Syndicated Credit Facility was extended an additional year until July 1, 2028, with a maximum available borrowing amount of €1,918,367 in the last year.

Other

At December 31, 2023 and 2022, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €6,584 and €14,510, respectively, of which €1,656 and €8,255, respectively, were classified as the current portion of long-term debt.

18.Non-current provisions and other non-current financial and non-financial liabilities

Of the total amount of non-current provisions and other non-current financial and non-financial liabilities amounting to €1,048,473 at December 31, 2023 (2022: €1,183,910), €330,376 (2022: €988,624) are due in between more than one and three years, €627,201 (2022: €86,464) are due in between three to five years and €90,896 (2022: €108,822) are due after five years.

The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2023	translation	group	Utilized	Reversed	Additions	Reclassifications	2023

Self-insurance programs	142,562	(4,429)	—	(11,745)	—	—	(12,771)	113,617
Personnel expenses	30,369	(580)	(5,409)	(1,656)	(2,075)	25,594	(7,710)	38,533
Asset retirement obligations	12,792	(792)	(1,910)	(93)	—	2,314	—	12,311
Interest payable related to income taxes	3,710	(34)	—	—	—	313	—	3,989
Other non-current provisions	6,037	(111)	—	(159)	(1,346)	2,076	350	6,847
Non-current provisions	195,470	(5,946)	(7,319)	(13,653)	(3,421)	30,297	(20,131)	175,297

For further information regarding self-insurance programs, see note 2 d).

Personnel expenses mainly refer to provisions for severance payments and provisions for share-based plans. As of December 31, 2023, provisions for severance payments amounted to €6,831 (2022: €15,923) and provisions for share-based plans amounted to €24,820 (2022: €7,089). See note 23.

The item “Other non-current provisions” in the table above includes provisions for litigation and warranties. The increase during the period that arises from the passage of time and the effect of any change in the discount rate are not material.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Other non-current financial liabilities

As of December 31, 2023 and 2022 other non-current financial liabilities consisted of the following:

Other non-current financial liabilities
in € THOUS
	2023	2022

Put option liabilities	690,567	801,147
Variable payments outstanding for acquisitions	24,666	33,052
Other	427	1,307
Other non-current financial liabilities	715,660	835,506

Other non-current liabilities

As of December 31, 2023 and 2022 other non-current liabilities consisted of the following:

Other non-current liabilities
in € THOUS
	2023	2022

Labor Expense non-current	105,186	105,909
Deferred Income	13,872	9,474
Other	38,458	37,551
Other non-current liabilities	157,516	152,934

19.Employee benefit plans

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

Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has six major defined benefit plans, one funded plan in the U.S. and one in France, one unfunded plan in Germany and two in France as well as one plan in Germany which is covered by insurance contracts. Due to the Conversion, the unfunded plan in Germany also comprises the benefit obligations of former board members of Management AG as well as of active board members which were appointed to the Management Board before January 1, 2019 in the amount of €62,426 as of December 31, 2023. The plan, which is funded by insurance contracts, comprises the benefit obligations of active board members which were appointed to the Management Board after January 1, 2019 in the amount of €3,053 as of December 31, 2023.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Under defined contribution plans, the Company pays defined contributions to an independent third party as directed by the employee during the employee’s service life, which satisfies all obligations of the Company to the employee. The employee retains all rights to the contributions made by the employee and to the vested portion of the Company–paid contributions upon leaving the Company. The Company has a defined contribution plan in the U.S.

Defined benefit pension plans

During the first quarter of 2002 FMCH, the Company’s U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2023, FMCH did not have a minimum funding requirement. The Company voluntarily provided €1,144 to the defined benefit plan. Expected funding for 2024 is €11,345.

The Company paid contributions to the plan in Germany which is funded by insurance contracts as defined in the pension plan of €1,003 in 2023. Expected funding for 2024 is €1,003.

The benefit obligation for all defined benefit plans at December 31, 2023 and 2022, including funded and unfunded obligations, are presented in the following table:

Benefit obligation for defined benefit plans
in € THOUS
	2023	2022
Partially funded obligations
U.S. plan	328,499	331,158
French plan	5,573	5,926

Funded obligations by insurance contracts
German plan	3,053	—

Unfunded obligations
German plan	542,136	394,432
French plans	10,764	10,700

Total benefit obligations	890,025	742,216

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

Net pension liability
in € THOUS
	2023	2022
Change in benefit obligation:
Benefit obligation at beginning of year	742,216	1,084,546
Foreign currency translation (gains) losses	(11,702)	27,307
Current service cost	32,399	42,367
Past service cost	(538)	(512)
Interest cost	37,438	22,466
Transfer of plan participants (1)	60,368	219
Actuarial (gains) losses arising from changes in financial assumptions	81,841	(405,106)
Actuarial (gains) losses arising from changes in demographic assumptions	(33)	756
Actuarial (gains) losses arising from experience adjustments	(9,706)	3,298
Remeasurements	72,102	(401,052)
Benefits paid	(42,258)	(33,125)

Benefit obligation at end of year	890,025	742,216

Change in plan assets:
Fair value of plan assets at beginning of year	259,461	335,170
Foreign currency translation gains (losses)	(9,063)	21,974
Transfer of plan participants (1)	2,116
Interest income from plan assets	13,717	10,539
Actuarial gains (losses) arising from experience adjustments	18,782	(82,457)
Actual return on plan assets	32,499	(71,918)
Employer contributions	2,147	1,127
Benefits paid	(31,388)	(26,892)
Fair value of plan assets at end of year	255,772	259,461
Net funded position at end of year	634,253	482,755
Benefit plans offered by other subsidiaries	43,985	45,467
Net pension liability at end of year	678,238	528,222
(1)	Includes pension liabilities related to Management Board members which were attributable to Management AG prior to the Conversion and are included in the Company’s balance sheet subsequent to the Conversion.

For the years 2023 and 2022, there were no effects from the asset ceiling.

At December 31, 2023, the weighted average duration of the defined benefit obligation was 15 years (2022: 15 years).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Pension assets and liabilities related to benefit plans offered by the Company and its subsidiaries as of December 31, 2023 and 2022 are presented in the following table:

Pension plan assets and liabilities
in € THOUS
	2023	2022
Pension plan liabilities
U.S. plan	75,876	71,790
German plan	542,136	394,432
French plans	16,241	16,533
Total	634,253	482,755
Thereof current(1)	11,943	9,193
Thereof non-current(2)	622,310	473,562

Benefit plans offered by other subsidiaries
Current pension liabilities(1)	1,968	4,810
Non-current pension liabilities(2)	42,017	40,657
Total other pension liabilities, net	43,985	45,467
(1)	Recorded in the line item “Current provisions and other current liabilities” in the consolidated balance sheets.
(2)	Recorded in non-current liabilities as “Pension liabilities” in the consolidated balance sheets.

Non-current pension liabilities were €664,327 and €514,219 at December 31, 2023 and 2022, respectively. The increase of €150,108 from 2022 to 2023 was mainly attributable to adjustments to the discount rate, which resulted in an actuarial loss to be recognized in the line item “actuarial gain (loss) on defined benefit pension plans” within the consolidated statements of comprehensive income. For the German benefit plan, which accounts for a substantial part of the pension liability, an interest rate of 3.60% was applied as of December 31, 2023 (December 31, 2022: 4.30%).

Approximately 63% of the beneficiaries are located in the U.S. and 8% in France, with the majority of the remaining 29% located in Germany.

The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan’s benefit obligation. The Company’s discount rates at December 31, 2023 and 2022 are the weighted average of these plans based upon their benefit obligations.

The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2023 and 2022:

Weighted average assumptions
in %
	2023	2022

Discount rate	4.22	4.86
Rate of compensation increase	3.18	3.22
Rate of pension increase	2.00	2.00

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Sensitivity analysis

Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2023 as follows:

Sensitivity analysis
in € THOUS
	0.5% increase	0.5% decrease

Discount rate	(64,369)	73,142
Rate of compensation increase	10,028	(9,844)
Rate of pension increase	35,881	(32,633)

An increase of the mortality rate of 10% would reduce the pension liability by €22,207, while a decrease of 10% would increase the pension liability by €24,529 as of December 31, 2023.

The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2023. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for the years ended December 31, 2023, 2022 and 2021:

Components of net periodic benefit cost
in € THOUS
	2023	2022	2021

Service cost	32,399	42,367	37,409
Net interest cost	23,721	11,927	10,794
Prior service cost	(538)	(512)	988
(Gains) losses from settlements	—	—	(374)
Net periodic benefit costs	55,582	53,782	48,817

Service cost and net interest cost are allocated as personnel expense within costs of revenues; selling, general and administrative expense; or R&D expense. This is depending upon the area in which the beneficiary is employed. The gain from settlement is included in selling, general and administrative expense.

The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2023, 2022 and 2021:

Weighted average assumptions
in %
	2023	2022	2021

Discount rate	4.86	2.02	2.02
Rate of compensation increase	3.22	3.17	3.17
Rate of pension increase	2.00	1.75	1.46

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows
in € THOUS
	2023	2022

1 year	34,030	30,996
1 - 3 years	75,702	67,545
3 - 5 years	85,967	75,674
5 - 10 years	244,042	216,216
Total	439,741	390,431

Plan Assets

The following table presents the fair values of the Company´s pension plan assets at December 31, 2023 and 2022:

Fair values of plan assets
in € THOUS
		Quoted prices				Quoted prices
		in active				in active
		markets for	Significant	Significant		markets for	Significant	Significant
		identical	observable	unobservable		identical	observable	unobservable
Asset category	Total	assets	inputs	inputs	Total	assets	inputs	inputs
		(Level 1)	(Level 2)	(Level 3)		(Level 1)	(Level 2)	(Level 3)

		2023				2022
Equity investments
Index funds(1)	71,971	8,893	63,078	—	73,252	8,588	64,664	—

Fixed income investments
Government securities(2)	3,519	3,339	180	—	3,996	3,789	207	—
Corporate bonds(3)	167,935	—	167,935	—	169,634	—	169,634	—
Other bonds(4)	6,909	—	860	6,049	9,995	—	3,897	6,098
U.S. treasury money market funds(5)	2,289	2,289	—	—	2,491	2,491	—	—

Other types of investments
Cash, money market and mutual funds(6)	3,149	96	3,053	—	93	93	—	—
Total	255,772	14,617	235,106	6,049	259,461	14,961	238,402	6,098
(1)	This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the MSCI EAFE Index.
(2)	This Category comprises fixed income investments by the U.S. government and government sponsored entities.
(3)	This Category primarily represents investment grade bonds of U.S. issuers from diverse industries.
(4)	This Category comprises private placement bonds as well as collateralized mortgage obligations.
(5)	This Category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury backed obligations.
(6)	This Category represents cash, money market funds as well as mutual funds comprised of high grade corporate bonds.

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

●	Common stocks are valued at their market prices.
●	Index funds are valued based on market quotes.
●	Government bonds are valued based on both market prices and market quotes.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

●	Corporate bonds and other bonds are valued based on market quotes.
●	Cash is stated at nominal value which equals the fair value.
●	U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

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

The plan investment policy, utilizing a revised target investment allocation in a range around 26% equity and 74% fixed income investments, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index, Bloomberg U.S. Long-Corporate Bond Index, Bloomberg Corporate High Yield Index, and Bloomberg Barclays U.S. High Yield Fallen Angel 3% Capped Index.

Defined contribution plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $22.5 (€20.4) if under 50 years old ($30.0 (€27.1) if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2023, 2022, and 2021, was €71,750, €77,329 and €67,612 respectively.

Additionally, the Company contributed for the years ended December 31, 2023, 2022, and 2021 €29,787, €30,272 and €30,370 to state pension plans.

20.Shareholders’ equity

Capital stock

At December 31, 2023, the Company’s share capital consists of 293,413,449 bearer ordinary shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company’s share capital has been fully paid in.

Pursuant to Sections 33 and 34 of the German Securities Trading Act (WpHG) any party subject to the notification requirement shall notify the Company when certain mandatory reportable thresholds for voting rights, also by taking into account attribution provisions, are reached, exceeded or fallen below. Section 38 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through directly or indirectly held instruments and Section 39 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through the addition of voting rights according to Section 33 WpHG and instruments according to Section 38 WpHG. Notifications received by the Company subject to the notification requirements were published in accordance with the applicable legal provisions, as well as posted in the Investors section of the Company’s website.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

In a notification dated February 8, 2011, Fresenius SE disclosed to the Company pursuant to Section 21 of the WpHG at the date of notification (predecessor provision to Section 33 of the WpHG) that it held 35.74% of the voting rights in the Company. At December 31, 2023, Fresenius SE held 32.2% of the Company’s voting rights.

On October 30, 2023, Harris Associates L.P., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.02% of the voting rights of the Company were held as of October 26, 2023.

On September 8, 2023, Harris Associates Investment Trust, Boston, Massachusetts, U.S., disclosed pursuant to Section 33 of the WpHG that 3.05% of the voting rights of the Company were held as of September 6, 2023.

On April 28, 2023, BlackRock, Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.19% of the voting rights of the Company and pursuant to Section 38 of the WpHG that instruments relating to 0.99% of the voting rights of the Company were held as of April 25, 2023.

On January 6, 2023, Dodge & Cox International Stock Fund, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 3.00% of the voting rights of the Company were held as of January 3, 2023.

On December 16, 2022, Dodge & Cox, San Francisco, California, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.03% of the voting rights of the Company were held as of December 13, 2022. According to an amended Schedule 13G filed with the SEC on February 13, 2024, Dodge & Cox, an Investment Adviser registered under the U.S. Investment Advisers Act of 1940, is the beneficial owner of 7.4% of the Company’s shares. The Schedule 13G states that Dodge & Cox has sole voting power and sole dispositive power over such shares, and that clients of Dodge & Cox, including investment companies registered under the U.S. Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

On October 28, 2022, Richard Pzena, with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.20% of the voting rights of the Company were held as of October 24, 2022.

On July 14, 2022, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.99% of the voting rights of the Company were held as of July 12, 2022.

The general meeting of the Company may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the Management Board to issue new shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization.

In addition, the general meeting of the Company may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) new shares to holders of convertible bonds or other securities which grant a right to shares, (ii) new shares as the consideration in a merger with another company, or (iii) new shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. Following a change in the German law, the nominal value for any Conditional Capital may not exceed 60% of the Company’s issued capital at the time of the resolution. The nominal value for any Conditional Capital created for the purpose of issuing new shares to holders of convertible bonds or other securities which grant a right to shares may not exceed 50% of the Company’s issued capital at the time of the resolution. The nominal value for any Conditional Capital created for the purpose of issuing shares to management and employees may not exceed 20% of the Company’s issued capital at the time of the resolution.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Authorized capital

By resolution of the Company’s Annual General Meeting (AGM) on August 27, 2020, having become effective upon registration with the commercial register of the local court (Amtsgericht) of Hof (Saale) on September 23, 2020, amended by resolution of the Company’s EGM on July 14, 2023 in its wording with respect to the Company’s change of legal form, registered with the local court (Amtsgericht) of Hof (Saale) on November 30, 2023, the Management Board is authorized until August 26, 2025, to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of €35,000 for cash by issuing new bearer shares with no-par value on one or more occasions (Authorized Capital 2020/I). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be underwritten by a credit institution or a company operating in accordance with section 53 (1) sent. 1 or section 53b (1) sent. 1 or (7) of the German Banking Act (Kreditwesengesetz – KWG) (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in order to eliminate fractional amounts from the subscription right. The Management Board may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2020/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

No Authorized Capital 2020/I has been issued at December 31, 2023.

In addition, by resolution of the AGM on August 27, 2020, having become effective upon registration with the commercial register of the local court (Amtsgericht) of Hof (Saale) on September 23, 2020, amended by resolution of the Company’s EGM on July 14, 2023 in its wording with respect to the Company’s change of legal form, registered with the local court (Amtsgericht) of Hof (Saale) on November 30, 2023, the Management Board is authorized until August 26, 2025 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of €25,000 for cash and/or contributions in kind by issuing new bearer shares with no-par value on one or more occasions (Authorized Capital 2020/II). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be underwritten by a credit institution or a company operating in accordance with section 53 (1) sent. 1 or section 53b (1) sent. 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription. However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in the following cases:

●	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or
●	in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. To be set off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sent. 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sent. 4 AktG.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Management Board may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2020/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

No Authorized Capital 2020/II has been issued at December 31, 2023.

Conditional capital

By resolution of the Company’s AGM on May 12, 2011, the Company’s share capital has been conditionally increased with regards to the Stock Option Plan 2011 (2011 SOP) by up to €12,000 subject to the issue of up to 12 million no par value bearer ordinary shares with a nominal value of €1.00 each (Conditional Capital 2011/I) (see note 23). The Company’s EGM on July 14, 2023, resolved to change the wording of the Conditional Capital 2011/I with respect to the Company’s change of legal form.

The conditional capital increase was executed only to the extent subscription rights were awarded under the 2011 SOP, the holders of the subscription rights exercised their right and the Company did not use treasury shares to fulfill the subscription rights, with each stock option awarded exercisable for one ordinary share (see note 23). The Company had the right to deliver ordinary shares that it owned or purchased in the market in lieu of increasing capital by issuing new shares.

At December 31, 2023, no options remained outstanding and no options were exercised during the year in connection with the 2011 SOP (see note 23).

Conditional capital at December 31, 2023 was €8,957 in total, all relating to the 2011 SOP (see note 23).

No shares were issued out of Conditional Capital 2011/I during 2023. During 2022, 409,110 shares were issued out of Conditional Capital 2011/I, increasing the Company’s capital stock by €409. Because no options remain outstanding under the 2011 SOP, no further shares are issuable out of Conditional Capital 2011/I.

Treasury stock

By resolution of the Company’s AGM on May 20, 2021, amended by the Company’s EGM on July 14, 2023 in its wording with respect to the Company’s change of legal form, the Management Board is authorized until May 19, 2026 to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution (€29,289). The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital.Purchases may be made through the stock exchange, by way of a public tender offer, or a public invitation to shareholders to submit an offer for sale. This authorization may not be used for the purpose of trading in treasury shares. The Management Board is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any legally permissible purpose, in particular (i) to redeem shares without requiring any further resolution by the general meeting, (ii) to sell treasury shares to third parties against contributions in kind, (iii) to award treasury shares, in lieu of the utilization of conditional capital of the Company, to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company and (iv) to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG. As of December 31, 2023 and 2022, the Company did not hold treasury shares and the Company has not made any share repurchases under the current authorization granted by the resolution of the Company’s AGM on May 20, 2021.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Additional paid-in capital

Additional paid-in capital is comprised of the premium paid on the issue of shares and stock options, the tax effects from stock options, the compensation expense from stock options, which is recognized according to IFRS 2, as well as changes in ownership interest in a subsidiary that do not result in a loss of control. Additional paid in capital increased primarily as a result of transactions with noncontrolling interests in the United States.

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

Cash dividends of €328,623 for 2022 in the amount of €1.12 per share were paid on May 22, 2023.

Cash dividends of €395,556 for 2021 in the amount of €1.35 per share were paid on May 17, 2022.

Cash dividends of €392,455 for 2020 in the amount of €1.34 per share were paid on May 26, 2021.

At the Company’s AGM scheduled to be held on May 16, 2024, the Company’s Management Board and Supervisory Board will propose to the shareholders a dividend of €1.19 per share for 2023, payable in 2024. The total expected dividend payment is approximately €349,162.

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

The primary fluctuations in noncontrolling interests resulted from the deconsolidation of the NCP business within the Care Delivery segment in the U.S. (see note 3).

21.Capital management

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

As of December 31, 2023 and December 31, 2022, total equity and debt were as follows:

Total equity, debt and total assets
in € THOUS
	2023	2022

Total equity including noncontrolling interests	14,826,535	15,449,179
Debt and lease liabilities (including amounts directly associated with assets held for sale)	12,186,790	13,192,326
Total assets	33,929,808	35,754,114
Debt and lease liabilities in % of total assets	35.9	36.9
Total equity in % of total assets (equity ratio)	43.7	43.2

The Company is not subject to any capital requirements provided for in its Articles of Association. The Company had obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of the existing 2011 SOP stock option plan until December 2023 (see note 23).

The Company’s financing strategy aims at ensuring financial flexibility, managing financial risks and optimizing financing costs. Financial flexibility is ensured through maintaining sufficient liquidity. Refinancing risks are limited due to the Company’s balanced maturity profile, which is characterized by a wide range of maturities of up to 2031. In the choice of financing instruments, market capacity, investor diversification, financing conditions and the existing maturity profile are taken into account (see note 17).

The Company’s financing structure and business model are reflected in the credit ratings. The Company is rated investment grade by Standard & Poor’s, Moody’s and Fitch. On February 24, 2023, Standard & Poor’s downgraded the Company’s corporate credit rating from BBB to BBB- and revised the outlook from stable to negative. On February 27, 2023, Moody’s confirmed the Company’s corporate credit rating and revised the outlook from stable to negative. On August 25, 2023, Fitch affirmed the Company’s corporate credit rating, removed the rating watch negative and assigned a negative outlook.

The Company’s current corporate credit ratings and outlooks from the credit rating agencies are provided in the table below:

Rating (1)
	Standard & Poor’s	Moody’s	Fitch

Corporate credit rating	BBB-	Baa3	BBB-
Outlook	negative	negative	negative
(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

22.Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2023, 2022 and 2021:

Reconciliation of basic and diluted earnings per share
in € THOUS, except share and per share data
	2023	2022	2021
Numerator:
Net income attributable to shareholders of FME AG	498,997	673,405	969,308
Denominators:
Weighted average number of shares outstanding	293,413,449	293,246,430	292,944,732
Potentially dilutive shares	—	—	120,442
Basic earnings per share	1.70	2.30	3.31
Diluted earnings per share	1.70	2.30	3.31

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

23.Share-based plans

General information on the Company’s long-term incentive plans (Performance Shares)

The Company accounts for its share-based plans in accordance with IFRS 2 and has as of December 31, 2023, various share-based compensation plans, which may either be equity- or cash-settled. These plans enable the members of the Management Board, the members of the management boards of affiliated companies, managerial staff members and the senior members of the Company’s managerial staff who serve on the Company’s Executive Committee (Executive Committee) to adequately participate in the long-term, sustained success of the Company. The Fresenius Medical Care Long Term Incentive Plan 2016 (LTIP 2016), the Fresenius Medical Care NxStage Long Term Incentive Plan (NxStage LTIP), the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019), the Fresenius Medical Care Long Term Incentive Plan 2019 (LTIP 2019), the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) and the Fresenius Medical Care Long Term Incentive Plan 2022+ (LTIP 2022+) are or were each variable compensation programs with long-term incentive effects which allocate or allocated so-called “Performance Shares.” Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development throughout the respective vesting period. The final cash payments under the LTIP 2016 and under the NxStage LTIP took place in 2022. The final cash payments under the MB LTIP 2019 took place in 2023.

The following table provides an overview of these plans.

	LTIP 2022+	MB LTIP 2020	LTIP 2019	MB LTIP 2019	NxStage LTIP	LTIP 2016
Eligible persons	Other Plan participants	Members of the Management Board and certain members of the Executive Committee	Other Plan participants	Members of the Management Board	Other Plan participants	Members of the Management Board and other plan participants
Years in which an allocation occurred	2022–2023	2020–2023	2019–2021	2019	2019	2016–2018
Months in which an allocation occurred	July, December	November (2020), March (2021-2023), October (2022, 2023)	July, December	July, December	February	July, December

Under the current Management Board Compensation System 2020+, which was introduced as of fiscal year 2020, the Supervisory Board (or the supervisory board of Management AG before the Conversion) defines an initial value for each Management Board member’s allocation by applying a multiplier to the relevant base salary. Based on the Management Board Compensation System 2020+, allocation values equal 135% (multiplier of 1.35) of the respective Management Board member’s base salary. In case of appointments to the Management Board during a fiscal year, the amount to be allocated to such member can be pro-rated. For other plan participants, the determination of the allocation value will be made by the Management Board, taking into account the individual responsibility of each plan participant. The initial allocation value is determined in the currency in which the respective participant receives his or her base salary at the time of the allocation. In order to determine the number of Performance Shares each plan participant receives, the respective allocation value will be divided by the value per Performance Share at the time of the allocation, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective allocation date.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

During 2023, the Company allocated 283,624 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €35.84 each and a total fair value of €10,165, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2023, the Company allocated 1,460,049 Performance Shares under the LTIP 2022+ at a measurement date weighted average fair value of €34.64 each and a total fair value of €50,576, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

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

Revenue, Net Income and ROIC are determined according to the Company’s consolidated reported and audited figures in euro for the financial statements prepared in accordance with IFRS Accounting Standards, applying the respective plan terms. Revenue Growth, Net Income Growth, for the purpose of the relevant plan, are determined at constant currency.

The Company’s long-term incentive plans during 2023 (Performance Shares)

The supervisory board of Management AG has approved and adopted the MB LTIP 2020 effective January 1, 2020, for members of the management board of Management AG and, as subsequently agreed, certain members of the Executive Committee. Against the background of the Conversion, the Supervisory Board has adopted the MB LTIP 2020 as a plan of the Company for the long-term variable compensation of the Management Board. For the members of the management boards of affiliated companies and managerial staff members, the Management Board has approved and adopted the LTIP 2022+ effective January 1, 2022.

For allocations in fiscal year 2023, the target achievements of the performance targets Revenue Growth and Net Income Growth are calculated based on a Compound Annual Growth Rate (CAGR) over the 3-year performance period. The basis for the first annual growth rate is 2022. For ROIC, annual target values apply. For all three performance targets, target achievement corridors which will be used for the calculation of the respective target achievements were defined.

For allocations in fiscal year 2023, the degree of target achievement for all three performance targets is weighted with 1/3 for the purpose of determining the overall target achievement at the end of the performance period. The relevant target achievement for Revenue Growth and Net Income Growth is determined based on the CAGR over the entire performance period. The relevant target achievement for the ROIC target is determined based on the average annual target achievement for the ROIC during the performance period (i.e., 1/3 weighting per performance year). The overall target achievement will not exceed 200%.

FRESENIUS MEDICAL CARE AG

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

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant and which can be reduced to meet the respective maximum compensation of the participant, less taxes and contributions is generally transferred to a settlement institution which uses it for the purchase of shares of the Company on the stock exchange on behalf of the participants. Shares acquired in this way are subject to a holding period of at least one year. After the lapse of this holding period, the participant can decide to further hold or sell these shares.

The Company’s long-term incentive plans during 2016-2022 (Performance Shares)

Allocations under the LTIP 2016 could be made throughout 2016 to 2018, under the MB LTIP 2019 in 2019 and under the LTIP 2019 throughout 2019 to 2021. In 2019, an allocation under the NxStage LTIP was made to the management board and managerial staff members of NxStage Medical, Inc. (NxStage) in the course of the integration of NxStage into the Company. Allocations under the MB LTIP 2020 can be made since January 1, 2020 and allocations under the LTIP 2022+ since January 1, 2022.

For Performance Shares allocated throughout 2020 to 2021, for each individual year of the three-year performance period an annual target achievement level of 100% was reached for the Revenue Growth performance target if Revenue Growth was 6%; Revenue Growth of 1% led to a target achievement level of 0% and the maximum target achievement level of 200% was reached in case of Revenue Growth of at least 11%. If Revenue Growth ranged between these values, the degree of target achievement was linearly interpolated between these values.

For Performance Shares allocated throughout 2020 to 2021, for each individual year of the three-year performance period an annual target achievement level of 100% for the Net Income Growth performance target was reached if Net Income Growth was 5%. In case of Net Income Growth of 0%, the target achievement level was 0%; the maximum target achievement of 200% was reached in the case of Net Income Growth of at least 10%. If Net Income Growth ranges between these values, the degree of target achievement was linearly interpolated between these values.

For Performance Shares allocated throughout 2020 to 2021, for each individual year of the three-year performance period an annual target achievement level of 100% for the ROIC performance target was reached if ROIC was 6.0%. In case of a ROIC of 5.5%, the target achievement level will be 0%; the maximum target achievement of 200% was reached in the case of a ROIC of at least 6.5%. Between these values, the degree of target achievement was determined by means of linear interpolation.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% was reached for the Revenue Growth performance target if Revenue Growth was 7%; Revenue Growth of 0% led to a target achievement level of 0% and the maximum target achievement level of 200% was reached in case of Revenue Growth of at least 16%. If Revenue Growth ranged between these values, the degree of target achievement was linearly interpolated between these values.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% for the Net Income Growth performance target was reached if Net Income Growth is 7%. In case of Net Income Growth of 0%, the target achievement level was also 0%; the maximum target achievement of 200% was reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement was determined by means of linear interpolation.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For Performance Shares allocated throughout 2016 to 2019, an annual target achievement level of 100% for ROIC was reached if the target ROIC as defined for the applicable year was reached. For Performance Shares allocated throughout 2016 to 2019, the target ROIC was 7.3% for 2016, 7.5% for 2017, 7.7% for 2018, 7.9% for 2019, 8.1% for 2020 and 8.1% for 2021. A target achievement level of 0% was reached if the ROIC fell below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% was reached if the target ROIC for the respective year was exceeded by 0.2 percentage points or more. The degree of target achievement was determined by means of linear interpolation if the ROIC ranged between these values. In case the annual ROIC target achievement level in the third year of a performance period for Performance Shares allocated throughout years 2016 to 2019 was equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year was deemed to be achieved for all years of the applicable performance period.

For Performance Shares allocated throughout 2016 to 2021, the target achievement level for each of the three performance targets is weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period is then determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

For Performance Shares allocated in fiscal year 2019 under the LTIP 2019, the level of target achievement was subject to an increase if certain targets in relation to the second phase of the Company’s Global Efficiency Program (GEP-II targets), which were measured at constant currency, and in relation to the Free Cash Flow (Free Cash Flow target) were achieved. For these Performance Shares, the overall target achievement was increased by 20 percentage points if the GEP-II targets achievement was 100%. Furthermore, the overall target achievement for these Performance Shares was increased by 20 percentage points if the Free Cash Flow target achievement was 200%. In case of a GEP-II targets achievement between 0% and 100% and a Free Cash Flow target achievement between 0% and 200%, the increase of the overall target achievement was calculated by means of linear interpolation. The overall target achievement could not exceed 200%.

The number of Performance Shares allocated to the plan participants at the beginning of the performance period is multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

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

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant and which can be reduced to meet the respective maximum compensation of the participant, less taxes and contributions is generally transferred to a settlement institution which uses it for the purchase of shares of the Company on the stock exchange on behalf of the participants. Shares acquired in this way are subject to a holding period of at least one year. After the lapse of this holding period, the participant can decide to further hold or sell these shares.

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

For the MB LTIP 2019, the final number of Performance Shares was generally deemed earned four years after the day of a respective allocation. The number of such vested Performance Shares was then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount was then paid to the plan participants as cash compensation.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For the NxStage LTIP, the final number of Performance Shares allocated in February 2019 was generally deemed earned in December 2022. The number of such vested Performance Shares was then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount was then paid to the plan participants as cash compensation.

For the LTIP 2016, the final number of Performance Shares was generally deemed earned four years after the day of an allocation. The number of such vested Performance Shares was then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount was then paid to the plan participants as cash compensation.

The Company’s Long-term incentive program 2011 (stock options and Phantom Stock)

On May 12, 2011, the 2011 SOP was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s management board and supervisory board and the Company’s Supervisory Board, formed the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share. The final grant under the LTIP 2011 was made in December 2015.

Stock options granted under the LTIP 2011 had an eight-year term and could be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 was the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants were non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 were not transferable by a participant or a participant’s heirs, and could not be transferred, pledged, assigned, or disposed of otherwise. Stock options under the LTIP 2011 could be exercised for the last time in 2023.

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

Information on holdings under share-based plans

At December 31, 2023 and 2022, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares under the share-based plans:

Outstanding Performance Shares
	2023			2022
	Members of the			Members of the
	Management	Other plan		Management	Other plan
	Board	participants	Total	Board	participants	Total
LTIP 2022+	—	2,885,898	2,885,898	—	1,676,091	1,676,091
MB LTIP 2020	427,871	268,688	696,559	409,511	163,031	572,542
LTIP 2019	—	712,398	712,398	—	1,525,120	1,525,120
MB LTIP 2019	—	—	—	24,326	19,372	43,698

As the 2011 SOP expired in 2023, no stock options were outstanding at December 31, 2023 (December 31, 2022: 209,400 stock options held by the members of the Management Board and 2,261,716 by plan participants other than the members of the Management Board).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2023 and 2022:

Transactions
		Weighted
		average
		exercise
	Options	price
Stock options for shares	in thousands	in €
Balance at December 31, 2021	3,013	72.44
Granted	—	—
Exercised (1)	409	49.93
Expired	133	56.55
Balance at December 31, 2022	2,471	77.02
Granted	—	—
Exercised	—	—
Expired	2,471	77.02
Balance at December 31, 2023	—	—
(1)	The average share price at the date of exercise of the options was €54.00.

At December 31, 2023, no stock options were outstanding. The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2022:

Outstanding and exercisable stock options 2022
	Outstanding			Exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	of	contractual	price	of	price
in €	options	life	in €	options	in €

45.01 - 50.00	—	—	—	—	—
50.01 - 55.00	—	—	—	—	—
55.01 - 60.00	—	—	—	—	—
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,471,116	0.58	77.02	2,471,116	77.02
	2,471,116	0.58	77.02	2,471,116	77.02

During the fiscal year ended December 31, 2023, no stock options were exercised. During the fiscal years ended December 31, 2022, and 2021, the Company received cash of €20,427 and €6,367, respectively, from the exercise of stock options (see note 20). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2022, and 2021 was €1,665 and €2,056, respectively.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Performance Shares allocated which will be recognized over the vesting period. The compensation expense that the Company recognized for Performance Shares for the fiscal years ended December 31, 2023, 2022 and 2021, respectively, is presented in the table below.

Compensation expense related to cash-settled plans
in € THOUS
	2023	2022	2021
LTIP 2022+	17,181	3,765	—
MB LTIP 2020	5,417	(629)	2,112
LTIP 2019	9,138	(4,416)	21,761
MB LTIP 2019	779	(358)	299
NxStage LTIP	—	(758)	296
LTIP 2016	—	(3,475)	3,826

24.Leases

The Company leases land, buildings and improvements, machinery and equipment, as well as IT- and office equipment under various lease agreements.

Leasing in the consolidated statements of income

The following table shows the effects from lease agreements on the consolidated statements of income for the year ended December 31, 2023, 2022 and 2021:

Leasing in the consolidated statements of income
in € THOUS
	2023	2022	2021
Depreciation on right-of-use assets	700,671	746,471	690,476
Impairments on right-of-use assets	25,486	27,646	18,696
Expenses relating to short-term leases	59,327	52,420	44,923
Expenses relating to leases of low-value assets	22,188	17,421	23,177
Expenses relating to variable lease payments	10,465	13,803	12,158
Income from subleasing right-of-use assets	3,655	3,340	3,119
Interest expense on lease liabilities	148,789	151,317	143,160

For information regarding leases with related parties, see note 6 b).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Leases in the consolidated balance sheets

At December 31, 2023 and 2022, the acquisition costs and the accumulated depreciation of right-of-use assets consisted of the following:

Acquisition costs
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2023	translation	group	Additions	Reclassifications	Disposals	2023

Right-of-use assets: Land	38,880	(2)	(78)	3,853	(106)	(1,345)	41,202
Right-of-use assets: Buildings and improvements	6,610,406	(224,345)	(5,946)	482,714	(192,024)	(113,627)	6,557,178
Right-of-use assets: Machinery and equipment	330,900	(11,471)	15	74,628	(38,713)	(31,192)	324,167
Right-of-use assets	6,980,186	(235,818)	(6,009)	561,195	(230,843)	(146,164)	6,922,547

Acquisition costs
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2022	translation	group	Additions	Reclassifications	Disposals	2022

Right-of-use assets: Land	38,094	283	—	1,922	—	(1,419)	38,880
Right-of-use assets: Buildings and improvements	5,952,476	261,708	(15,928)	492,086	(4,122)	(75,814)	6,610,406
Right-of-use assets: Machinery and equipment	389,894	21,241	—	37,508	(43,747)	(73,996)	330,900
Right-of-use assets	6,380,464	283,232	(15,928)	531,516	(47,869)	(151,229)	6,980,186

Accumulated depreciation and impairment
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2023	translation	group	Additions	loss	Reclassifications	Disposals	2023

Right-of-use assets: Land	14,741	(4)	(78)	4,150	33	(43)	(1,056)	17,743
Right-of-use assets: Buildings and improvements	2,533,636	(93,661)	(1,121)	663,148	25,370	(50,221)	(79,972)	2,997,179
Right-of-use assets: Machinery and equipment	244,683	(7,946)	15	33,374	83	(5,312)	(28,513)	236,384
Right-of-use assets	2,793,060	(101,611)	(1,184)	700,672	25,486	(55,576)	(109,541)	3,251,306

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Accumulated depreciation and impairment
in € THOUS
		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2022	translation	group	Additions	loss	Reclassifications	Disposals	2022

Right-of-use assets: Land	11,344	5	—	4,374	217	—	(1,199)	14,741
Right-of-use assets: Buildings and improvements	1,804,045	71,885	(6,300)	684,277	27,249	251	(47,771)	2,533,636
Right-of-use assets: Machinery and equipment	248,635	13,076	—	57,820	180	(3,465)	(71,563)	244,683
Right-of-use assets	2,064,024	84,966	(6,300)	746,471	27,646	(3,214)	(120,533)	2,793,060

Book value
in € THOUS
	December 31,	December 31,
	2023	2022
Right-of-use assets: Land	23,459	24,139
Right-of-use assets: Buildings and improvements	3,559,999	4,076,770
Right-of-use assets: Machinery and equipment	87,783	86,217
Right-of-use assets	3,671,241	4,187,126

Depreciation expense is allocated within costs of revenue, selling, general and administrative and R&D expenses, depending upon the area in which the asset is used.

Impairment losses are allocated within costs of revenue, selling, general and administrative and R&D expenses, depending upon the area in which the asset is used, or are included within other operating expense in certain instances when the corresponding assets have been identified as strategic transactions and/or programs.

For a maturity analysis of lease liabilities see note 26.

Leasing in the consolidated statements of cash flows

Total cash outflows from leases were €965,486 for the year ended December 31, 2023 (December 31, 2022 and 2021: €1,013,913 and €921,988, respectively).

Leases that the Company entered into as a lessee that have not yet begun as of December 31, 2023 will result in future cash outflows of €109,012 (December 31, 2022 and 2021: €133,367 and €118,929, respectively).

Potential future cash outflows resulting from purchase options of €16,548 and €30,309 were not reflected in the measurement of the lease liabilities as of December 31, 2022 and 2021, respectively, as the exercise of the respective options was not reasonably certain. In 2023, there were no potential future cash outflows resulting from purchase options.

Potential future cash outflows resulting from extension options of €7,213,730 were not reflected in the measurement of the lease liabilities as of December 31, 2023, as the exercise of the respective options is not reasonably certain (December 31, 2022 and 2021: €7,547,505 and €7,229,433, respectively). The major part of these potential future cash outflows relates to extension options in real estate lease agreements, primarily for dialysis clinics in the Care Delivery segment. Individual lease agreements include multiple extension options. The Company uses extension options to obtain a high degree of flexibility in performing its business. These extension options held are exercisable solely by the Company.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Potential future cash outflows resulting from termination options of €2,956 were not reflected in the measurement of the lease liabilities as of December 31, 2023, as the exercise of the respective options is not reasonably certain (December 31, 2022 and 2021: €3,338 and €3,095, respectively).

For additional information regarding residual value guarantees in certain lease contracts, see note 25.

25.Commitments and contingencies

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

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States. The Company’s remedial actions included separation of those employees responsible for the above-mentioned conduct.

On March 29, 2019, the Company entered into a non-prosecution agreement (NPA) with the DOJ and a separate agreement with the SEC (SEC Order) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. In 2019, the Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor (the Monitor). Due in part to COVID-19 pandemic restrictions, the monitorship faced certain delays. The Monitor certified to the Company’s implementation of an effective anti-corruption compliance program on December 30, 2022, and submitted her final certification report on January 31, 2023. The DOJ and SEC have accepted the Monitor’s certification and the NPA and SEC Order expired on March 1, 2023 and March 29, 2023, respectively.

In 2015, the Company self-reported certain legacy conduct with a potential nexus to Germany to the German prosecutor in the state of Hessen and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company’s and United States government investigations. In September 2023, the Hessen prosecutor opened independent disgorgement proceedings against a German subsidiary of the Company relating to the aforementioned conduct in West Africa.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations and is continuing to further implement its compliance program in connection with the resolution with the DOJ and SEC. The Company continues to react to post-FCPA review matters on various levels. The Company also continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

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

As litigation proceeded, the parties refined their positions, resulting in AIG requesting recovery of approximately $60,000 (€48,896) of its settlement outlay and FMCH requesting $108,000 (€88,012) in defense fees and costs. The parties filed multiple cross motions for summary judgment. On January 12, 2023, the trial court decided these motions. Among its rulings, the court largely rejected both FMCH’s theories for recovering defense costs and AIG’s theories for recovering settlement funding. However, the trial court denied both parties’ motions on one issue and severed and continued that issue for trial. Trial on this remaining issue is scheduled to begin March 18, 2024. Both parties have preserved appeals from the court’s summary judgment rulings.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (USAO) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians relating to the management of in-patient acute dialysis services. Thereafter, the USAO conducted an investigation, in which FMCH cooperated, and declined to intervene in the matter. After the United States District Court for Maryland unsealed the 2014 relator’s qui tam complaint that gave rise to the investigation, the relator served the complaint and proceeded on his own by filing an amended complaint, which FMCH moved to dismiss on multiple grounds. On October 5, 2021, on FMCH’s motion, the District Court for Maryland transferred the case to the United States District Court for Massachusetts. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627 (Flanagan). On December 5, 2022, the Massachusetts District Court granted FMCH’s motion and dismissed the case with prejudice. Relator has filed an appeal.

On October 19, 2023, a subsidiary of the Company was served with a complaint alleging that an employee was terminated in retaliation for raising concerns similar to those raised in the Flanagan litigation. Rowe v. Fresenius Medical Care Holdings, Inc., et al, 3:23-cv-00331, United States District Court for the Eastern District of Tennessee. FMCH will defend itself in the litigation.

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

On July 12, 2022, after the Court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. On October 3, 2023, the states of New York, New Jersey and Georgia filed a consolidated complaint-in-intervention. The United States’, New York, New Jersey and Georgia’s, and relators’ complaints allege that the defendants billed and received government payment for surgery that was not medically necessary. FMCH will defend the allegations asserted in the litigation now proceeding.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

On June 14, 2022, the Brooklyn USAO declined to intervene on two relator complaints that underlay the investigation. The relators are proceeding with litigation at their own expense against both Shiel and FMCH entities, alleging that the defendants wrongly caused government payers to pay for laboratory tests that were falsely or improperly invoiced and retaliated against relators for objecting to the alleged misconduct. Relator v. Shiel Medical Laboratory, 1:16-cv-01090 (E.D.N.Y. 2016); Relator v. Shiel Holdings, 1:17-cv-02732 (E.D.N.Y. 2017). FMCH will defend allegations directed against entities it controls.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed its position). Subsequently, the parties engaged in mediation and the court stayed the case pending resolution of the mediation. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation. On November 21, 2023, we entered into a settlement agreement with the U.S. government which resolved the dispute underlying the complaint and concluded the litigation. As a consequence of the settlement agreement, both revenue and operating income were positively impacted in the amount of €190,517 and €181,317 for the year ended December 31, 2023.

In February 2022, the Company received a formal request for information from the Hessen Data Protection Authority (Hessischer Beauftragter für Datenschutz und Informationsfreiheit or HBDI). The information request relates to specific data processing functions of a few of the Company’s peritoneal dialysis devices. The Company is committed to comply with the HBDI’s request in good faith and cooperate with them, and it is working to provide the relevant information. Additionally, the Company is fully committed to safeguarding and protecting patients’ privacy as per applicable laws and privacy-by-design standards, as well as improving the devices continuously, considering technical, regulatory and privacy requirements.

On March 20 and April 12, 2022, respectively, an attorney employed as general counsel for the Company’s North American operations from 2013 to 2016 filed a complaint with the Occupational Safety and Health Administration (OSHA) under the Sarbanes-Oxley Act of 2002 (SOX) and other anti-retaliation statutes, and a civil lawsuit in Suffolk County, Massachusetts seeking compensation for personnel management decisions allegedly adverse to him. OSHA Case No. 1-076-22-049; Kott v. National Medical Care, Inc., Case No. 22-802 (Superior Court, Suffolk County, Mass.). On August 30, 2023, the OSHA investigator issued a finding that there is no reasonable cause to believe that the defendants/respondents violated SOX. The plaintiff/complainant has appealed this finding. In February 2024, the Company reached an agreement in principle to settle both the Massachusetts state court and OSHA proceedings, subject to the completion of definitive settlement documents.

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

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) and grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of a previously reported and resolved investigation by agencies of the United States and litigation against United Healthcare. FMCH is cooperating in the District of Columbia investigation.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

On August 10, 2023, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, VFMCRP) (see note 5) filed a complaint for patent infringement against Aurobindo Pharma Ltd. and Aurobindo Pharma USA, Inc. (collectively, Aurobindo) in the U.S. District Court for the District of Delaware (Case 1:23-cv-00877-MN). The patent infringement action is in response to Aurobindo’s filing of an Abbreviated New Drug Applications (ANDA) with the U.S. Food and Drug Administration (FDA) for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Drug Price Competition and Patent Term Restoration Act (Public Law 98-417), informally known as the Hatch-Waxman Act, and triggered a stay of FDA approval of the ANDA for 30 months. The case was settled among the parties, thus terminating the court action on January 3, 2024.

Four plaintiffs have filed two actions for contestation and annulment (Anfechtungs- und Nichtigkeitsklage) against the resolution adopted at the EGM of the Company on July 14, 2023 approving the Conversion. Based on the motions filed by the plaintiffs, it is unclear whether one of these actions is also directed against the resolution of the EGM on the election of the members of the supervisory board of Fresenius Medical Care AG. Due to these actions for contestation and annulment, the Conversion could not immediately be registered with the commercial register and become effective. This block on registration was overcome by clearance rulings (Freigabe) of the competent court of appeal on October 25, 2023 and on November 28, 2023 which decided, in all points, in favor of the Company. Therefore, the Conversion could be registered with the commercial register and thereby became effective as of November 30, 2023. Irrespective of the clearance rulings and the effectiveness of the Conversion, the proceedings regarding the actions for contestation and annulment will continue. The proceedings regarding the actions for contestation and annulment may take one to several years until a ruling is rendered in the first instance, and another one to several years in the second instance for the court of appeal and in the third instance for the German Federal Supreme Court, if such further appeal to the German Federal Supreme Court is permitted. The actions for contestation and annulment may also be settled at any time by reaching an agreement with the plaintiffs. However, the Conversion will not be reversed under these proceedings, even if one or more of such actions were to be successful. Instead, the plaintiff’s remedies would be limited to damages which, in the Company’s view, would likely have no meaningful value.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to a pending FDA warning letter issued in 2011 and is awaiting confirmation as to whether the letter is now closed. FMCH has responded to a second warning letter issued in December 2023 and continues to update the FDA about continuing remediation efforts under that letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it may be difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. The Company recognizes that the laws, regulations and interpretative guidance on data privacy are evolving along with potential litigation and enforcement risks, and it continues to review its processes to adapt to those changes. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws) when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company is committed to compliance with applicable incident notification and/or information requirements and to take appropriate remedial and corrective action. Included within the Company’s notification requirements are new SEC rules that, commencing in December 2023, require the Company to report the occurrence of material cybersecurity incidents in a report on Form 6-K. Any such report could trigger litigation arising out of the incident. In 2023, the Company recorded one information security breach. On September 29, 2023, Cardiovascular Consultants, Ltd. (CCL), a former subsidiary of the Company located in the U.S., became aware that some of its computer systems in the U.S. were affected by a security incident. In connection with this incident, five cases have been filed, as purported class actions, against CCL. Four of the five cases were filed in the United States District Court for the District of Arizona and one case was filed in the Arizona State Superior Court for the County of Maricopa. The cases allege that CCL breached various duties relating to the safeguarding of confidential patient information and seek injunctive relief requiring that CCL implement various data protection processes and unspecified monetary damages. None of the actions has received class certification. The Company retains responsibility for defending against these cases.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law and, in such instances, the Company will take appropriate corrective and/or disciplinary action. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the FCPA, among other laws and comparable state laws or laws of other countries.

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

The German tax authorities re-qualified dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for the years 2006 until 2013, which could lead to additional tax payments in the mid-double-digit million range. Additionally, German tax authorities objected to the Company’s tax returns and took the position that income of one of the Company’s finance entities for 2017 and future periods should be subject to German Controlled Foreign Corporation taxation resulting in potential additional income tax payments in the very low end of triple-digit millions. In both cases, the Company will take any appropriate legal action to defend its position.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of $846,895 (€766,423). As of December 31, 2023, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial. For further information regarding the Company’s purchase commitments, see note 9 and note 11.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

26.Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at December 31, 2023 and December 31, 2022:

Carrying amount and fair value of financial instruments
in € THOUS
December 31, 2023	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,205,030	198,462	—	—	1,403,492	198,462	—	—
Trade accounts and other receivables from unrelated parties	3,389,314	—	—	81,899	3,471,213	—	—	—
Accounts receivable from related parties	165,299	—	—	—	165,299	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,990	1,990	—	1,990	—
Derivatives - not designated as hedging instruments	—	20,295	—	—	20,295	—	20,295	—
Equity investments	—	82,072	71,110	—	153,182	48,888	72,292	32,002
Debt securities	—	80,145	341,074	—	421,219	421,219	—	—
Other financial assets(1)	146,748	—	—	112,322	259,070	—	—	—
Other current and non-current assets	146,748	182,512	412,184	114,312	855,756	—	—	—
Financial assets	4,906,391	380,974	412,184	196,211	5,895,760	—	—	—

Accounts payable to unrelated parties	762,068	—	—	—	762,068	—	—	—
Accounts payable to related parties	123,081	—	—	—	123,081	—	—	—
Short-term debt	456,904	—	—	—	456,904	—	—	—
Long-term debt	7,447,562	—	—	—	7,447,562	5,972,767	767,328	—
Lease liabilities	—	—	—	4,145,946	4,145,946	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,315	4,315	—	4,315	—
Derivatives - not designated as hedging instruments	—	4,890	—	—	4,890	—	4,890	—
Variable payments outstanding for acquisitions	—	35,751	—	—	35,751	—	—	35,751
Put option liabilities	—	—	—	1,372,008	1,372,008	—	—	1,372,008
Other financial liabilities(2)	974,252	—	—	—	974,252	—	—	—
Other current and non-current liabilities	974,252	40,641	—	1,376,323	2,391,216	—	—	—
Financial liabilities	9,763,867	40,641	—	5,522,269	15,326,777	—	—	—

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments
in € THOUS
December 31, 2022	Carrying amount					Fair value
	Amortized
	cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,118,503	155,284	—	—	1,273,787	155,284	—	—
Trade accounts and other receivables from unrelated parties	3,489,680	—	—	84,590	3,574,270	—	—	—
Accounts receivable from related parties	140,072	—	—	—	140,072	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	9,151	9,151	—	9,151	—
Derivatives - not designated as hedging instruments	—	10,627	—	—	10,627	—	10,627	—
Equity investments	—	80,201	69,792	—	149,993	36,227	70,973	42,793
Debt securities	—	106,215	338,589	—	444,804	444,804	—	—
Other financial assets(1)	121,095	—	—	128,015	249,110	—	—	—
Other current and non-current assets	121,095	197,043	408,381	137,166	863,685	—	—	—
Financial assets	4,869,350	352,327	408,381	221,756	5,851,814	—	—	—

Accounts payable to unrelated parties	813,255	—	—	—	813,255	—	—	—
Accounts payable to related parties	138,329	—	—	—	138,329	—	—	—
Short-term debt	648,767	—	—	—	648,767	—	—	—
Long-term debt	7,864,796	—	—	—	7,864,796	6,366,775	474,930	—
Lease liabilities	—	—	—	4,678,763	4,678,763	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	568	568	—	568	—
Derivatives - not designated as hedging instruments	—	7,422	—	—	7,422	—	7,422	—
Variable payments outstanding for acquisitions	—	37,846	—	—	37,846	—	—	37,846
Put option liabilities	—	—	—	1,468,517	1,468,517	—	—	1,468,517
Other financial liabilities(2)	1,107,827	—	—	—	1,107,827	—	—	—
Other current and non-current liabilities	1,107,827	45,268	—	1,469,085	2,622,180	—	—	—
Financial liabilities	10,572,974	45,268	—	6,147,848	16,766,090	—	—	—
(1)	As of December 31, 2023, other financial assets primarily include lease receivables, deposits, guarantees, securities, receivables from sale of investments, vendor and supplier rebates as well as notes receivable. As of December 31, 2022, other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor and supplier rebates as well as notes receivable.
(2)	As of December 31, 2023 and 2022, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of December 31, 2023 or December 31, 2022. The Company accounts for transfers at the end of the reporting period.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties (including receivables related to the Accounts Receivable Facility, see note 17), accounts receivable from related parties and other financial assets are consequently measured at amortized cost.

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

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. All equity investments for which changes in fair value are recorded in OCI relate to purchases of publicly traded shares or percentage ownership of companies in the health sciences or adjacent fields and are made up of individually non-significant investments. At December 31, 2023, the Company held 11 non-listed equity investments (December 31, 2022: 12) and no listed equity investments (December 31, 2022: 0). During 2023, gains of €129 (December 31, 2022: €66,534) were transferred from OCI to retained earnings due to the disposal of an investment. There were no dividends recognized during 2023 and 2022 from these equity investments. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate. The Company’s listed and non-listed equity investments measured at FVOCI had the following fair values at December 31, 2023 and 2022:

Equity investments measured at FVOCI
in € THOUS
	2023	2022

Non-listed equity investments	71,110	69,792
Equity investments FVOCI	71,110	69,792

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value for the put options granted in the InterWell Health business combination) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €102,709 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value for the put options granted in the InterWell Health business combination) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

At December 31, 2023, 2022 and 2021 the Company’s potential obligations under these put option liabilities, which are recorded in other current liabilities and other non-current liabilities, were €1,372,008, €1,468,517 and €992,423, respectively. At December 31, 2023, 2022 and 2021, put option liabilities with an aggregate purchase obligation of €563,692, €533,969 and €561,872, respectively, were exercisable. In the last three fiscal years ending December 31, 2023, 21 such put options have been exercised for a total consideration of €56,132.

The following table provides a reconciliation of Level 3 financial instruments at December 31, 2023, 2022 and 2021:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS
	2023			2022			2021
		Variable			Variable			Variable
		payments			payments			payments
	Equity	outstanding for	Put option	Equity	outstanding for	Put option	Equity	outstanding for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	42,793	37,846	1,468,517	50,679	47,690	992,423	188,518	66,359	882,422
Transfer to level 1	—	—	—	—	—	—	(158,551)	—	—
Increase	4,833	5,232	31,050	2,804	46	646,271	21,137	9,488	112,194
Decrease	—	(3,603)	(42,490)	—	(6,499)	(7,026)	—	(22,499)	(18,495)
Gain / loss recognized in profit or loss(1)	(14,340)	(3,366)	—	(13,968)	(3,904)	—	(12,975)	(6,716)	—
Gain / loss recognized in equity	—	—	(28,034)	—	—	(180,431)	—	—	(54,019)
Foreign currency translation and other changes	(1,284)	(358)	(57,035)	3,278	513	17,280	12,550	1,058	70,321
Ending balance at December 31,	32,002	35,751	1,372,008	42,793	37,846	1,468,517	50,679	47,690	992,423
(1)	Includes realized and unrealized gains / losses.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company’s Management. On a quarterly basis, the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low (as the counterparties are generally investment grade). The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

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

To reduce the credit risk arising from derivatives, the Company entered into master netting agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

These master netting agreements do not provide a basis for offsetting the fair values of derivative financial instruments in the statement of financial position as the offsetting criteria under IFRS Accounting Standards are not satisfied.

At December 31, 2023 and December 31, 2022, the Company had €22,285 and €16,049 of derivative financial assets subject to netting arrangements and €9,205 and €7,331 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €14,762 and €12,434 as well as net liabilities of €1,683 and €3,716 at December 31, 2023 and December 31, 2022, respectively.

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

The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled €438,206 and €198,709 at December 31, 2023 and December 31, 2022, respectively. At December 31, 2023, the Company had foreign exchange derivatives with maturities of up to 12 months. Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the foreign exchange derivatives matched the critical terms of the underlying exposures.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. The notional amounts of economic hedges totaled €1,750,198 and €1,413,955 at December 31, 2023 and December 31, 2022, respectively.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company uses a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability distributions based on historical volatilities and correlations using the values of the last 50 exchange rates with an interval of 21 trading days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio’s risk exposure is generally less than the sum total of the underlying individual risks. Based on a net exposure of €1,382,044, the Company’s CFaR amounts to €47,108 at December 31, 2023, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €47,108.

The following table shows the average hedging rate and the nominal amount of the foreign exchange forward contracts for the currencies with highest hedging volume at December 31, 2023:

Significant currency pairs
in € THOUS
	Nominal	Average
	amount	hedging rate

EUR/USD	1,034,601	1.1044
EUR/AUD	225,592	1.6324
EUR/CNY	181,731	7.7955

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

The Company entered into interest rate hedges (pre-hedges) in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2023 and December 31, 2022, the Company had €5,426 and €6,652, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Derivative financial instruments valuation

The following table shows the carrying amounts of the Company’s derivatives at December 31, 2023 and December 31, 2022:

Derivative financial instruments valuation
in € THOUS
	2023		2022
	Assets	Liabilities	Assets	Liabilities
Current
Foreign exchange contracts	1,990	(4,315)	9,151	(568)

Non-current
Foreign exchange contracts	—	—	—	—
Derivatives in cash flow hedging relationships	1,990	(4,315)	9,151	(568)

Current
Foreign exchange contracts	16,603	(4,890)	10,627	(6,541)

Non-current
Foreign exchange contracts	3,692	—	—	(881)
Derivatives not designated as hedging instruments	20,295	(4,890)	10,627	(7,422)

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

The effect of financial instruments on the consolidated statements of income

The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €124,751 (2022: €56,409), interest expense of €420,900 (2022: €358,995) as well as expected credit losses of €112,242 (2022: €42,470).

In the fiscal year 2023, net losses from foreign currency transactions amount to €35,497 (2022: net losses €32,662).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the effect of derivatives in cash flow hedging relationship on the consolidated financial statement:

The effect of derivatives in cash flow hedging relationships on the consolidated financial statements in € THOUS
	Fair value gain	Fair value gain
	(loss) recognized in	(loss) recognized in		Amount	Amount
	AOCI on hedging	AOCI on hedging	Location of	reclassified	reclassified
	instrument (hedge	instrument (cost of	reclassified	from hedge	from cost of
	reserve)	hedging)	amounts from AOCI	reserve	hedging
For the year ended December 31, 2023

Foreign exchange contracts	2,787	(3,547)	Interest income/expense	1,319	—
			thereof:
			Revenue	(500)	838
			Costs of revenue	(7,912)	1,538
			Inventories	—	—
Total	2,787	(3,547)		(7,093)	2,376

For the year ended December 31, 2022
Foreign exchange contracts	12,036	(3,379)	Interest income/expense	1,355	—
			thereof:
			Revenue	2,698	40
			Costs of revenue	(2,088)	2,157
			Inventories	(418)	12
Total	12,036	(3,379)		1,547	2,209

The following table shows the effect of derivatives not designated as hedging instruments on the consolidated financial statements:

The effect of derivatives not designated as hedging instruments on the consolidated financial statements in € THOUS
		Amount of (gain) loss recognized in
		income on derivatives
	Location of (gain) loss recognized in	for the year ended, December 31
	income on derivatives	2023	2022

Foreign exchange contracts	Selling, general and administrative expenses	(57,083)	8,914
Foreign exchange contracts	Interest income/expense	14,748	12,997
Derivatives not designated as hedging instruments		(42,335)	21,911

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Credit risk

The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty will fail to meet its obligations as the counterparties are highly rated financial institutions (generally investment grade). The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €22,285 at December 31, 2023 (2022: €19,778). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all financial assets. In order to control this credit risk, the Company’s management carries out an aging analysis of trade accounts and other receivables from unrelated parties. For details on the aging analysis and on expected credit losses, see note 8.

Liquidity risk

The liquidity risk is defined as the risk that a company is potentially unable to meet its financial obligations. The Management of the Company manages the liquidity of the group by means of effective working capital and cash management as well as an anticipatory evaluation of refinancing alternatives. The Company’s management believes that existing credit facilities, net cash provided by operating activities and additional short-term debt are sufficient to meet the Company’s foreseeable demand for liquidity (see note 16).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows the future undiscounted contractual cash flows (including interest) resulting from recognized financial liabilities and derivative financial instruments recorded in the consolidated balance sheets:

Payments agreed by contracts
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2023
Non-Derivatives
Accounts payable to unrelated parties	762,068	427	—	—
Accounts payable to related parties	123,081	—	—	—
Other current financial liabilities	973,824	—	—	—
Short-term debt (1)	456,904	—	—	—
Bonds	514,786	2,632,933	930,793	3,440,274
Accounts receivable facility (2)	23,411	—	—	—
Other long-term debt	65,910	445,622	35,786	201,263
Lease liabilities (1)	751,688	1,414,781	1,081,025	1,507,220
Variable payments outstanding for acquisitions	11,085	20,630	—	4,410
Put option liabilities	681,442	481,365	285,584	117,787
Letters of credit	25,640	—	—	—
	4,389,839	4,995,758	2,333,188	5,270,954

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(284,439)	—	—	—
Outflow	288,111	—	—	—
	3,672	—	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(324,009)	—	—	—
Outflow	330,513	—	—	—
	6,504	—	—	—

Total	4,400,015	4,995,758	2,333,188	5,270,954

2022
Non-Derivatives
Accounts payable to unrelated parties	813,255	426	—	—
Accounts payable to related parties	138,329	—	—	—
Other current financial liabilities	1,107,401	—	—	—
Short-term debt (1)	648,767	—	—	—
Bonds	806,805	1,167,570	2,882,965	3,557,066
Accounts receivable facility (2)	4,190	96,351	—	—
Other long-term debt	44,783	87,082	47,705	202,568
Lease liabilities (1)	815,613	1,479,359	1,164,048	1,922,861
Variable payments outstanding for acquisitions	4,794	30,140	—	6,149
Put option liabilities	667,371	692,707	110,942	54,200
Letters of credit	11,750	—	—	—
	5,063,058	3,553,635	4,205,660	5,742,844

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(10,573)	—	—	—
Outflow	11,136	—	—	—
	563	—	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(359,346)	(36,590)	—	—
Outflow	369,229	34,836	—	—
	9,883	(1,754)	—	—

Total	5,073,504	3,551,881	4,205,660	5,742,844
(1)	Includes amounts from related parties.
(2)	Future interest payments for financial liabilities with variable interest rates were calculated using the latest interest rates fixed prior to the end of the respective reporting period.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

27.Other comprehensive income (loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2023, 2022, and 2021 are as follows:

Other comprehensive income (loss)
in € THOUS
	2023			2022			2021

	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	—	—	—	22,705	—	22,705	(25,334)	—	(25,334)
FVOCI equity investments	18,046	(209)	17,837	2,883	(231)	2,652	37,660	(8,492)	29,168
Actuarial gain (loss) on defined benefit pension plans	(58,455)	16,405	(42,050)	318,595	(94,062)	224,533	(15,781)	4,407	(11,374)

Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment	(607,873)	—	(607,873)	826,847	—	826,847	1,034,239	—	1,034,239
FVOCI debt securities	7,299	(1,321)	5,978	(44,996)	8,050	(36,946)	(9,892)	1,482	(8,410)
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedging reserve during the period	2,787	(1,031)	1,756	12,036	(3,045)	8,991	(3,585)	1,013	(2,572)
Cost of hedging	(3,547)	1,132	(2,415)	(3,379)	887	(2,492)	126	(7)	119
Reclassification adjustments	(4,718)	1,474	(3,244)	3,756	(1,044)	2,712	2,277	(599)	1,678
Total other comprehensive income (loss) relating to cash flow hedges	(5,478)	1,575	(3,903)	12,413	(3,202)	9,211	(1,182)	407	(775)
Other comprehensive income (loss)	(646,461)	16,450	(630,011)	1,138,447	(89,445)	1,049,002	1,019,710	(2,196)	1,017,514

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

28.Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2023, 2022 and 2021:

Details for net cash provided by (used in) investing activities in € THOUS
	2023	2022	2021
Details for acquisitions
Assets acquired	(3,770)	(829,503)	(547,146)
Liabilities assumed	—	16,407	70,143
Noncontrolling interests	567	188,011	120,197
Non-cash consideration	61	577,510	12,482
Cash paid	(3,142)	(47,575)	(344,324)
Less cash acquired	—	58,101	19,518
Net cash paid for acquisitions	(3,142)	10,526	(324,806)

Cash paid for investments	(5,694)	(23,311)	(77,010)
Cash paid for intangible assets	(26,366)	(46,348)	(32,355)
Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(35,202)	(59,133)	(434,171)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	172,201	60,161	52,444
Proceeds from divestitures	172,201	60,161	52,444

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2023:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
					Amortization
			Acquisitions	Foreign	of debt
	January 1,	Cash	(net of	currency	issuance costs			December 31,
	2023	Flow	divestitures)	translation	and discounts	Other(1)		2023

Short-term debt from unrelated parties	644,767	(175,638)	(7,898)	(6,411)	—	2,084		456,904
Short-term debt from related parties	4,000	(4,000)	—	—	—	—		—
Long-term debt (excluding Accounts Receivable Facility)	7,771,071	(282,786)	(1,882)	(114,447)	9,866	42,883		7,424,705
Accounts Receivable Facility	93,725	(69,363)	—	(1,773)	31	237		22,857
Lease liabilities from unrelated parties	4,525,060	(702,212)	(157,008)	(154,757)	—	501,288	(2)	4,012,371
Lease liabilities from related parties	153,703	(25,157)	—	4	—	5,025	(2)	133,575
(1)	Included within “Other” are €44,816 related to accrued interest from prior periods previously presented in the consolidated balance sheets under Other current financial liabilities that are now included directly within the related borrowing due to a change in the Company’s accounting policies as well as compounding interest on debt instruments and interest payments in the amount of €192,785 (included in Paid interest in the consolidated statements of cash flows) from the current period.
(2)	Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties. Furthermore, interest expense in the amount of €148,789, net of interest paid (included in Net cash provided by (used in) operating activities), are included.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2022:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
					Amortization
			Acquisitions	Foreign	of debt
	January 1,	Cash	(net of	currency	issuance costs			December 31,
	2022	Flow	divestitures)	translation	and discounts	Other		2022

Short-term debt from unrelated parties	1,158,688	(511,657)	(52)	(1,607)	—	(604)		644,767
Short-term debt from related parties	77,500	(73,500)	—	—	—	—		4,000
Long-term debt (excluding Accounts Receivable Facility)(1)	7,314,915	246,277	527	200,846	10,055	(1,549)		7,771,071
Accounts Receivable Facility	—	94,962	—	(1,206)	(31)	—		93,725
Lease liabilities from unrelated parties	4,630,100	(752,884)	(10,763)	218,744	—	439,863	(2)	4,525,060
Lease liabilities from related parties	119,281	(22,268)	—	25	—	56,665	(2)	153,703
(1)	Cash flow excluding repayments of variable payments outstanding for acquisitions in the amount of €3,975.
(2)	Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties. Furthermore, interest expense in the amount of €151,317, net of interest paid (included in Net cash provided by (used in) operating activities), are included.

Interest payments are included in operating activities in the consolidated statements of cash flows in the amount of €393,467 and €349,537 as of December 31, 2023 and 2022.

29.Segment and corporate information

Effective as of January 1, 2023, the Company commenced reporting reflecting its new global operating model in which the Company reorganized its business into two global operating, and reportable, segments: the Care Enablement segment and the Care Delivery segment. The operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker. The Care Enablement segment is primarily engaged in the distribution of products and equipment, including R&D, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing health care services for the treatment of CKD, ESRD and other extracorporeal therapies, including value and risk-based care programs. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in the Company’s clinics to provide health care services to its patients.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to the segments. Similarly, the Company allocates costs related primarily to headquarters’ overhead charges, including accounting and finance as well as certain human resources, legal and IT costs, as the Company believes that these costs are attributable to the segments and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. However, certain costs, which relate mainly to shareholder activities, management activities, global internal audit and the remeasurement of certain investments are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments and are reported separately as Corporate (Corporate). Financing is a corporate function which is not controlled by the operating segments. Therefore, the Company does not include interest expense relating to financing as a segment measurement. In addition, the Company does not include income taxes as it believes taxes are outside the segments’ control.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company transfers products between segments at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the product transfers are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the years ended December 31, 2023, 2022 and 2021 is set forth below. Following the change in the composition of the Company’s reportable segments, the information presented for the prior periods has been restated in accordance with IFRS 8:

Segment and corporate information
in € THOUS
	Care	Care	Total	Inter-segment
	Delivery	Enablement	Segment	eliminations	Corporate	Total
2023
Revenue from health care services(1)	14,166,796	—	14,166,796	—	—	14,166,796
Revenue from health care products(1)	184,021	3,795,101	3,979,122	—	—	3,979,122
Revenue from contracts with customers(1)	14,350,817	3,795,101	18,145,918	—	—	18,145,918
Revenue from insurance contracts(1)	1,227,140	—	1,227,140	—	—	1,227,140
Revenue from lease contracts(1)	—	80,559	80,559	—	—	80,559
Revenue from external customers	15,577,957	3,875,660	19,453,617	—	—	19,453,617
Inter-segment revenue	—	1,469,768	1,469,768	(1,469,768)	—	—
Revenue	15,577,957	5,345,428	20,923,385	(1,469,768)	—	19,453,617
Operating income (loss)	1,515,812	(66,521)	1,449,291	(12,705)	(67,148)	1,369,438
Interest						(336,423)
Income before income taxes						1,033,015
Depreciation and amortization	(1,125,625)	(457,497)	(1,583,122)	41,079	(70,694)	(1,612,737)
Impairment loss	(89,963)	(49,154)	(139,117)	—	(117)	(139,234)
Income (loss) from equity method investees	115,354	6,431	121,785	—	—	121,785
Total assets(1)	41,713,669	13,392,422	55,106,091	(31,135,993)	9,959,710	33,929,808
thereof investment in equity method investees(1)	642,928	—	642,928	—	—	642,928
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	776,134	528,769	1,304,903	(31,118)	42,953	1,316,738

2022
Revenue from health care services(1)	14,566,485	—	14,566,485	—	—	14,566,485
Revenue from health care products(1)	174,903	3,701,418	3,876,321	—	—	3,876,321
Revenue from contracts with customers(1)	14,741,388	3,701,418	18,442,806	—	—	18,442,806
Revenue from insurance contracts(1)	851,584	—	851,584			851,584
Revenue from lease contracts(1)	—	103,627	103,627	—	—	103,627
Revenue from external customers	15,592,972	3,805,045	19,398,017	—	—	19,398,017
Inter-segment revenue	—	1,548,091	1,548,091	(1,548,091)	—	—
Revenue	15,592,972	5,353,136	20,946,108	(1,548,091)	—	19,398,017
Operating income (loss)	1,686,296	(29,809)	1,656,487	181	(144,913)	1,511,755
Interest						(292,476)
Income before income taxes						1,219,279
Depreciation and amortization	(1,215,032)	(461,797)	(1,676,829)	14,743	(56,716)	(1,718,802)
Impairment loss	(85,009)	(31,381)	(116,390)	—	(3,171)	(119,561)
Income (loss) from equity method investees	72,809	(6,553)	66,256	—	303	66,559
Total assets(1)	40,550,380	14,114,579	54,664,959	(27,347,432)	8,436,587	35,754,114
thereof investment in equity method investees(1)	440,924	332,800	773,724	—	—	773,724
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	810,028	475,495	1,285,523	(19,592)	52,490	1,318,421

2021
Revenue from health care services(1)	13,175,762	—	13,175,762	—	—	13,175,762
Revenue from health care products(1)	154,919	3,469,032	3,623,951	—	—	3,623,951
Revenue from contracts with customers(1)	13,330,681	3,469,032	16,799,713	—	—	16,799,713
Revenue from insurance contracts(1)	700,520	—	700,520			700,520
Revenue from lease contracts(1)	—	118,452	118,452	—	—	118,452
Revenue from external customers	14,031,201	3,587,484	17,618,685	—	—	17,618,685
Inter-segment revenue	—	1,498,271	1,498,271	(1,498,271)	—	—
Revenue	14,031,201	5,085,755	19,116,956	(1,498,271)	—	17,618,685
Operating income (loss)	1,642,874	314,961	1,957,835	7,153	(112,698)	1,852,290
Interest						(280,429)
Income before income taxes						1,571,861
Depreciation and amortization	(1,129,982)	(415,154)	(1,545,136)	13,095	(53,326)	(1,585,367)
Impairment loss	(33,889)	(2,158)	(36,047)	—	(2,262)	(38,309)
Income (loss) from equity method investees	90,126	2,049	92,175	—	—	92,175
Total assets(1)	38,963,871	13,061,171	52,025,042	(25,882,333)	8,223,849	34,366,558
thereof investment in equity method investees(1)	460,018	326,887	786,905	—	—	786,905
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	1,097,429	427,710	1,525,139	(22,234)	53,959	1,556,864

(1)	These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

Geographic presentation
in € THOUS
			Rest of
	Germany	U.S.	the world	Total
2023
Revenue from external customers	484,238	13,506,250	5,463,129	19,453,617
Long-lived assets	2,053,635	18,932,918	3,255,850	24,242,403

2022
Revenue from external customers	487,281	13,380,091	5,530,645	19,398,017
Long-lived assets	1,517,741	20,833,093	4,188,962	26,539,796

2021
Revenue from external customers	511,390	11,956,116	5,151,179	17,618,685
Long-lived assets	1,478,579	19,560,616	4,249,377	25,288,572

30.Subsequent events

No other significant activities have taken place subsequent to the balance sheet date December 31, 2023 that have a material impact on the key figures and earnings presented. In connection with the retirement of Mr. William Valle as the member of the Management Board responsible for Care Delivery, Mr. Craig Cordola was appointed to the Management Board, effective January 1, 2024. Effective January 26, 2024, the competent court in Germany approved the Company’s application for the judicial appointment of the six employee representatives to the Supervisory Board. The appointed members of the Supervisory Board are Ms. Stefanie Balling, Ms. Beate Haßdenteufel, Mr. Frank Michael Prescher, Mr. Ralf Erkens, Ms. Regina Karsch, and Dr. Manuela Stauss-Grabo. The judicial appointment will remain effective until completion of the election of employee representatives by the FME AG workforce located in Germany. Currently, there are no other significant changes in the Company’s structure, management, legal form or personnel.

31.Compensation of the Management Board and the Supervisory Board

Compensation of the Management Board

The total compensation of the members of the Management Board for the fiscal year 2023 amounted to €19,994 (2022: €21,910) and consisted of non-performance-based compensation (including fringe benefits) in the total amount of €6,316 (2022: €8,752), short-term performance-based compensation in the total amount of €6,585 (2022: €2,845), components with long-term incentive effects (multi-year variable compensation) with a total fair value on the allocation date of €7,093 (2022: €9,013) and no other long-term benefits (2022: €1,300). The components with long-term incentive effects consist of 219,185 Performance Shares (2022: 182,192) allocated under the MB LTIP 2020.

Under IFRS Accounting Standards, pension expense (service costs) for the members of the Management Board in 2023 amounted to €2,648 (2022: €4,483), expense from long-term incentive share-based compensation plans amounted to €3,935 (2022: €646 income), expense for termination benefits amounted to €904 (2022: €1,840) and expense for other long-term benefits amounted to €81 (2022: €1,300). Total compensation expense, in accordance with IFRS Accounting Standards, for the members of the Management Board amounted to €20,469 (2022: €18,574).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in THOUS, except share and per share data)

As of December 31, 2023, outstanding balances with respect to the members of the Management Board amounted to €25,124 (December 31, 2022: €29,987) and consisted mainly of pension commitments and provisions for performance-based compensation components. Short-term performance-based compensation is linked to the achievement of three financial targets (based on Revenue, Operating income and Net income) and one non-financial target (Sustainability). The individual contractual defined benefit pension commitments provide for pension and survivor benefits as of the time of conclusively ending active work or in case of full or partial reduction in earning capacity, and the amount of such benefits is calculated by reference to the amount of the Management Board member’s most recent base salary. The defined contribution pension commitments, which are designed in the form of external financing as a defined contribution plan with a reinsurance policy, can be paid out after reaching the relevant retirement age either as a one-off payment or optionally in ten annual installments. For information on the terms and conditions of the components with long-term incentive effects see note 23.

The total compensation of former members of the Management Board and the management board of Fresenius Medical Care Management AG amounted to €4,520 (2022: €2,705). As of December 31, 2023, pension obligations, according to IAS 19, towards this group of persons exist in an amount of €61,175 (December 31, 2022: €51,270).

Compensation of the supervisory board

In the fiscal year, the total compensation of the members of the Supervisory Board amounted to €1,297 (2022: €1,244).

The compensation of the supervisory board of the Fresenius Medical Care Management AG and the compensation of its Committees was, in compliance with article 7 para. 3 of the Articles of Association of the Company valid until the Conversion, charged to the Company. In the fiscal year the total compensation of the members of the supervisory board of Fresenius Medical Care Management AG amounted to €977 (2022: €1,054).

32.Principal accountant fees and services

In 2023, 2022 and 2021, fees for the auditor, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC), and its affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated	thereof	Consolidated	thereof	Consolidated	thereof
	group	Germany	group	Germany	group	Germany
	2023		2022		2021

Audit fees	14,250	3,215	14,354	2,961	10,524	2,041
Audit-related fees	1,897	937	686	301	1,038	614
Tax fees	—	—	1,204	—	633	—
Other fees	—	—	2,940	2,940	1,817	1,813

Audit fees are the aggregate fees billed by the Company’s auditor for the audit of the Company’s consolidated financial statements and the statutory financial statements of FME AG and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees.

FRESENIUS MEDICAL CARE AG

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

In 2022 and 2021, other fees include amounts related to services from the Company’s auditors, mainly related to corporate governance.

Fees billed by the Company’s auditors for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Item 19.Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG (the Registrant) is filing the following exhibits:

1.1	Convenience translation of the Articles of Association (Satzung) of the Registrant (filed herewith).
2.1	Description of Securities (filed herewith).
2.2	Amended and Restated Deposit Agreement dated as of November 30, 2023 between The Bank of New York Mellon and the Registrant relating to ordinary share ADSs (filed herewith).
2.3

Form of American Depositary Receipt for American Depositary Shares representing ordinary shares (filed herewith as Exhibit A to the Amended and Restated Deposit Agreement dated as of November 30, 2023 and filed herewith).

2.4

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

2.5

Form of Note Guarantee for 4.75% Senior Notes due 2024 (included in Exhibit 2.12) (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K for the month of November 2014, furnished November 4, 2014).

2.6

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

2.7

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

2.8

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

2.9

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

2.10

Final Terms dated July 9, 2018 for EUR 500,000,000 Fixed Rate Euro-Denominated Bonds due 2025 (incorporated by reference to Exhibit 2.24 to the Registrant’s Report on Form 6-K for the month of October 2018, furnished October 30, 2018).

2.11

Final Terms dated November 27, 2019 for EUR 600,000,000 0.625% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 2.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).

2.12

Final Terms dated November 27, 2019 for EUR 500,000,000 1.250% Fixed Rate Euro-Denominated Bonds due 2029 (incorporated by reference to Exhibit 2.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020).

2.13

Final Terms dated May 27, 2020 for EUR 750,000,000 1.500% Fixed Rate Euro-Denominated Bonds due 2030 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of July 2020, furnished July 30, 2020).

2.14

Final Terms dated May 27, 2020 for EUR 500,000,000 1.000% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of July 2020, furnished July 30, 2020).

2.15

Final Terms dated September 15, 2022 for EUR 750,000,000 3.875% Fixed Rate Euro-Denominated Bonds due 2027 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of October 2022, furnished October 31, 2022).

2.16

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

2.17

Amendment No. 1 dated October 28, 2021 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021 (incorporated by reference to Exhibit 10.8 to the Registrant’s Report on Form 6-K for the month of November 2021, furnished November 2, 2021).

2.18

Amendment No. 2 dated August 26, 2022 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of May 2023, furnished May 9, 2023).

2.19

Amendment No. 3 dated October 18, 2022 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of May 2023, furnished May 9, 2023).

2.20

Amendment No. 4 dated February 27, 2023 to Eighth Amended and Restated Transfer and Administration Agreement dated as of August 11, 2021 (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K for the month of May 2023, furnished May 9, 2023).

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

4.3

Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care AG. (Incorporated by reference to Exhibit 10.8 to Fresenius Medical Care AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.4	Term sheet amending the Trademark License Agreement (filed herewith).
4.5

English convenience translation of the Fresenius Medical Care Long-Term Incentive Plan 2019, as amended (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.6

English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s Report on Form 6-K for the month of October 2019, furnished October 31, 2019).

4.7

English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.8

English convenience translation of the Appendix to the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 Target Values and Determination of Target Achievement for the Grants of Performance Shares in Fiscal Years 2022 and 2023 (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022 filed February 22, 2023).

4.10

English convenience translation of the Appendix to the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 Target Values and Determination of Target Achievement for the Grants of Performance Shares in Fiscal Year 2023 (incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022 filed February 22, 2023).

4.11

English convenience translation of the Fresenius Medical Care & Co. KGaA Long-Term Incentive Plan 2022+ (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022 filed February 22, 2023).

4.12	Amendment to the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2022+ (filed herewith).
4.13

Non-Prosecution Agreement with the U.S. Department of Justice dated February 25, 2019 (incorporated by reference to Exhibit 4.15 to the Registrant’s Report on Form 6-K for the month of May 2019, furnished May 2, 2019).

4.14

Corrected Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing a Cease-And-Desist Order from the U.S. Securities and Exchange Commission (incorporated by reference to Exhibit 4.16 to the Registrant’s Report on Form 6-K for the month of May 2019, furnished May 2, 2019).

4.15

Lease Agreement for Office Facilities dated March 9, 2017, effective as of January 1, 2017 by and between Fresenius SE & Co. KGaA and Fresenius Medical Care AG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.16

Lease Agreement for Office Facilities dated June 1, 2020, effective as of December 31,2019 by and between Fresenius SE & Co. KGaA and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

4.17

Framework Agreement in Relation to the Separation of Fresenius Medical Care Management AG entered into July 14, 2023 between Fresenius Medical Care Management AG, Fresenius Medical Care AG & Co. KGaA, Fresenius Medical Care Deutschland GmbH, Fresenius Medical Care Holdings, Inc. and Fresenius SE & Co. KGaA (filed herewith).**

4.18

Group Separation Agreement relating to the deconsolidation of Fresenius Medical Care AG & Co. KGaA from Fresenius SE & Co. KGaA dated November 30, 2023 between Fresenius SE & Co. KGaA and Fresenius Medical Care AG & Co. KGaA (filed herewith).**

4.19

Master Agreement for Transitional Services relating to the deconsolidation of Fresenius Medical Care AG & Co. KGaA dated November 30, 2023 between Fresenius SE & Co. KGaA and Fresenius Medical Care AG & Co. KGaA (filed herewith).**

4.20	Insurance Brokerage Agreement dated November 2023, between Fresenius Medical Care AG & Co. KGaA and Fresenius Versicherungsvermittlungs GmbH (filed herewith).
8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational structure.”
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

11.3	Global Insider Policy (filed herewith).
12.1	Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1

Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

13.2

Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

97	Fresenius Medical Care AG Incentive-Based Compensation Recovery Policy (filed herewith).

101

The following financial statements as of and for the twelve-month period ended December 31, 2023 from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) notes to the consolidated financial statements (filed herewith).

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)
*	Certain portions of this document containing confidential information have been redacted in accordance with the applicable rules of the U.S. Securities and Exchange Commission.
**	In accordance with the Instructions as to Exhibits to Form 20-F, certain schedules to this exhibit have been omitted.