Form 20-F
period 2025-12-31
Fresenius Medical Care AG
filed 2026-02-24
CIK 1333141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ordinary Shares, no par value: 279,288,885

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes    ☒ No

i

Certain defined terms

In this report, “FME AG,” “Fresenius Medical Care,” or the “Company,” “we”, “us,” or “our” refers to Fresenius Medical Care AG or to Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations, and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. Fresenius SE owns 76,814,594, or 26.2%, of our 293,413,449 issued shares as of February 13, 2026, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation under German law into a European Company (Societas Europaea) on July 13, 2007. “Management Board” and “our Management Board” refer to the members of the management board of FME AG and, except as otherwise specified, “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FME AG.

The term “Care Enablement” refers to the Company’s Care Enablement operating segment, the term “Care Delivery” refers to the Care Delivery operating segment and the term “Value-Based Care” refers to the Company’s new Value-Based Care operating segment. The Care Enablement segment is primarily engaged in the distribution of healthcare products and equipment, including research and development (R&D), manufacturing, supply chain, and commercial operations, as well as supporting functions such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing healthcare services for the treatment of chronic kidney disease (CKD), end stage renal disease (ESRD), and other extracorporeal therapies. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in the Company’s clinics to provide healthcare services to its patients. As of June 1, 2025, a new reportable segment, “Value-Based Care,” was created to align with recent changes to internal management reporting. The Value-Based Care operating segment is primarily focused on value-based kidney care, including contracting and performance management, clinical care models supported by a national network of nephrologists, and tech-enabled platforms that leverage proprietary informatics and patient engagement tools. Value and risk-based care arrangements with private payors or government programs may include shared savings or losses from reductions or increases in the overall medical spend of a population under management which are accounted for in accordance with IFRS® 15, Revenue from Contracts with Customers. Premiums and medical costs included in full risk arrangements, however, are accounted for in accordance with IFRS 17, Insurance Contracts. Premium revenue and claim costs are presented separately as insurance revenue and insurance costs of revenue, respectively, on the consolidated statements of income and constitute the majority of revenue and costs of revenue for the segment. Prior to June 1, 2025, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary systems and reporting changes to effect the new structure were not in place. The operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker.

Our Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to those specific segments. Similarly, costs related primarily to headquarters overhead charges, including accounting and finance as well as certain human resources, legal, and IT costs, are allocated as these costs are attributable to the segments, and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. The Value-Based Care segment maintains its own separate finance, accounting, human resources, legal, medical office, and other administrative functions and is therefore excluded from the allocation process. Additionally, certain costs, which relate mainly to shareholder activities, management activities, global internal audit, and the remeasurement of certain investments and virtual power purchase agreements, are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments, and are reported separately as Corporate (Corporate). Interest income, interest expense, and tax expense are neither included within the measure of segment profit or loss reviewed by the chief operating decision maker nor otherwise regularly provided to the chief operating decision maker by segment and are therefore not included in the presented segment information. While interest income, interest expense, and tax expense are not included in segment profit or loss, these items are reviewed and monitored at the consolidated level by management as part of its overall financial performance assessment. See note 29 of the notes to the consolidated financial statements included in this report for a further discussion on our operating segments.

At an extraordinary general meeting (EGM) of the Company held on July 14, 2023, the shareholders of the Company approved a proposal to change the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into a stock corporation (Aktiengesellschaft – AG), (the Conversion). Upon effectiveness of the Conversion, which occurred upon registration of the Conversion with the competent commercial register on November 30, 2023, Fresenius Medical Care Management AG, the Company’s former general partner (Management AG) exited the Company, Fresenius SE ceased to control (as defined by IFRS 10, Consolidated Financial Statements) the Company and the Company ceased to be a member of the Fresenius SE consolidated group.

The abbreviations “K,” “M,” and “BN” are used to denote the presentation of amounts in thousands, millions, and billions, respectively. All references in this report to the notes to our financial statements are to the notes to the consolidated financial statements included in this report.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target,” and similar expressions are generally intended to identify forward looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not be anticipated. Additionally, subsequent events and actual results, financial and otherwise, have differed in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions, and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and private payor reimbursement for our complete products and services portfolio, including the United States (U.S. or USA) Medicare and Medicaid reimbursement systems for dialysis and other healthcare services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA) that could result from the expiration of insurance premium subsidies previously available (until their expiration on December 31, 2025) for certain ACA coverage purchased through health care exchanges, which we assume will cause some of our patients to shift from private ACA exchange insurance to other types of reimbursement systems such as Medicare, Medicaid, or other commercial insurance which could lead to an overall decline in reimbursement, or future efforts to revise, repeal or replace the ACA, further legislative efforts to restrict eligibility for Medicaid and changes by regulators to certain reimbursement models, such as the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;

●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social, and governance topics, the impact of healthcare, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development (OECD) initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential countermeasures to OECD Global Tax deals, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Federal Trade Commission Unfair and Deceptive Trade Practices Rule, the Foreign Corrupt Practices Act (FCPA), state laws and judicial rulings prohibiting or limiting enforcement of non-compete clauses, the U.S. Securities and Exchange Commission’s (SEC) climate disclosure rules (which are subject to litigation contesting their validity in the Eighth Circuit Court of Appeals, which has stayed the litigation and ordered the SEC to decide whether to defend the challenged rules or reconsider the rules by statutory notice-and-comment rulemaking) and other similar state laws, as well as the Food, Drug and Cosmetic Act, the U.S. Department of Justice Data Security Program, and, outside the U.S. (International), inter alia, the European Union (EU) Medical Device Regulation (MDR), the EU General Data Protection Regulation, the EU Taxonomy Regulation, the EU Corporate Sustainability Reporting Directive (CSRD), the EU Artificial Intelligence Act, the NIS 2 Directive (Directive (EU) 2022/2555), the German Act on Human Rights Due Diligence in Supply Chains, the EU Due Diligence Directive, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation, as well as other comparable regulatory regimes in many of the countries where we supply healthcare services and/or products.

In the U.S., the interpretation of these statutes and the validity of existing interpretations by the agencies that administer such statutes may be subject to increased uncertainty as a result of the U.S. Supreme Court’s opinion in Loper Bright Enterprises v. Raimondo and Relentless v. Department of Commerce, 603 U.S. (2024) (Loper Bright) in June 2024. Loper Bright overruled the so-called “Chevron Doctrine” under which administrative agencies were accorded significant deference in their interpretation of the statutes they administer. The Loper Bright opinion held that the U.S. Administrative Procedure Act requires courts to “exercise their independent judgment in deciding whether an agency has acted within its statutory authority.” While the effects of the Loper Bright decision will become apparent over the succeeding months and years, it is possible that the decision could result in additional litigation challenging regulations, guidance, and decisions issued by agencies such as the U.S. Food and Drug Administration (FDA) and the Centers for Medicare and Medicaid (CMS), concern over the enforceability of such regulations until tested in court, challenges to CMS guidance in areas such as coverage billing requirements, coding decisions, add-on payments and procedure categorization, and the Medicaid Drug Rebate Program, as well as the validity of advisory opinions and safe-harbor regulations issued by the Office of Inspector General of the Department of Health and Human Services under the Anti-Kickback Statute. Such additional litigation could also result in additional uncertainty regarding such regulations and interpretations due to conflicting interpretations and rulings issued by courts in different jurisdictions. Given the uncertainty created by the Loper Bright decision, we cannot predict its potential impact on our financial condition and results of operations at this time;

●	the influence of private payors (including integrated care organizations, commercial insurance, and Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans), as well as efforts by these organizations to manage costs by limiting healthcare benefits, narrowing their networks, reducing provider reimbursement, implementing prior authorization requirements, and/or restricting options for patient funding of health insurance premiums, including efforts by employer group health plans (EGHPs) and commercial insurers to make dialysis reimbursement payments at a lower rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. 142 S. Ct. 1968 (2022) (Marietta), particularly if the U.S. Congress fails to enact legislation that would reverse the effects of that decision;
●	the impact of worldwide pandemics (for example, the severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (COVID-19) pandemic), including, without limitation, increased opposition to vaccinations that could mitigate the severity and spread such diseases, changes in government policies that have reduced the number of recommended vaccines and deferred the recommended timing of their administration, any or all of which could affect patient vaccine hesitancy and whether commercial insurers cover, without cost-sharing, vaccine costs for certain insureds and potentially reduce the vaccinated population, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, the impacts of global viruses on our patients, caregivers, employees, suppliers, supply chain, business, and operations, and consequences of economic downturns resulting from global pandemics;

●	our ability to attract and retain skilled employees and risks that competition for labor, high turnover rates, and meaningfully higher personnel costs as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity, and partial suspension of operations, and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor, and other costs, including an impact from these cost increases and/or supply chain impacts on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war between Russia and Ukraine (Ukraine War)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments, or other assets as noted above;
●	the outcome of litigation as well as government and internal investigations;
●	launch of new technology, introduction of generic or new pharmaceuticals and medical devices that compete with our products or services, advances in medical therapies, including the increased utilization of pharmaceuticals that reduce the progression of CKD and its precursors, xenotransplantation research, and development and new market entrants that compete with our businesses (further information regarding the impact of certain pharmaceuticals that reduce the progression of CKD and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 2 a) of the notes to the consolidated financial statements included in this report);
●	product liability risks and the risk of recalls of our products by regulators;
●	our ability to successfully launch our 5008X dialysis machine and related disposables and introduce high- volume hemodiafiltration (HVHDF) in the U.S. and otherwise to continue to grow our healthcare services and products businesses, organically and through acquisitions, including, with respect to acquisitions, the effects of increased enforcement of antitrust and competition laws, and to implement our strategy;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions, the impact of the current macroeconomic inflationary environment on interest rates, and a related effect on our borrowing costs;
●	volatility in the valuation of financial instruments connected to energy prices or energy production volumes (such as virtual power purchase agreements (vPPAs)), including the heightened risk of volatility as a result of geopolitical conflicts in certain regions;
●	potential impairment of our goodwill, investments, or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions, as a result of geopolitical conflicts in certain regions, or as a result of impacts from changes in government regulations affecting reimbursement;
●	our ability to protect our information technology systems and protected health information and personally identifiable information against cyber-attacks and other unauthorized access and disclosure of personal data to prevent other data privacy or security breaches of our data (including data held by our third-party service providers), current and potential litigation arising from cybersecurity and privacy breaches, and the potential effects on our reputation, customer, or vendor relationships, business operations, or competitiveness of any cybersecurity incidents we or our service providers may incur, as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other healthcare products and supplies, the inability to procure raw materials, or disruptions in our supply chain;
●	economic uncertainty resulting from the imposition of tariffs and proposals to impose tariffs (including, in each case, reciprocal retaliatory tariffs), and deferrals, modifications, and withdrawals of such tariffs and proposals, increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions along with the effects of global events, political and/or governmental volatility, and associated developments on healthcare systems, our patients or our business, as well as additional economic uncertainty resulting from budget impasses or government shutdowns;

●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability, and liquidity of our governmental and private payors, services from third-party clearinghouses, customers, and intermediaries, as well as payor strategies to delay, dispute, or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in our operations, including in our value-based care operations and other healthcare risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience, and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments, and accounting pronouncement interpretations in our consolidated financial statements;
●	our ability to continue to achieve projected cost savings and to implement our strategy to achieve higher margins. On June 17, 2025, we launched our new strategy, FME Reignite, announcing our increased profitability aspirations for 2030 and a new capital allocation framework to enhance value creation. Included within the announcement was the expansion of the transformation of our operating structure and steps to achieve cost savings (FME25 Program) by two years. The total program with its extension was renamed the FME25+ Program (FME25+ Program). The expanded program now targets a cumulative total of €1.2 BN of sustainable savings by the end of 2027, including an additional €400 M through operational efficiencies;
●	our ability to improve our financial performance through the divestiture of non-core and dilutive assets; and
●	our ability to achieve projected price increases for our products and corresponding services.

Important factors that could contribute to such differences are noted in Item 3.D, “Key Information — Risk factors,” Item 4B, “Information on the Company — Business overview,” and the notes to our audited consolidated financial statements included in this report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our periodic public filings which can be accessed at the SEC website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions, and estimates, are additional factors to be considered along with our financial statements and the discussion under “Results of operations” in Item 5 below, “Operating and financial review and prospects.” For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in this report.

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

Market and industry data

Except as otherwise specified herein, all patient and market data in this report have been derived using internal estimates and publicly available information collected by our internal market analysis tools. See Item 4.B, “Information on the Company — Business Overview — Major Markets and Competitive Position.”

Part I

Item 1.	Identity of directors, senior management, and advisors

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

Exchange rates
	December 31,	December 31,
	2025	2024	2025	2024	2023
	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.85106	0.96256	0.88499	0.92386	0.92484

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk factors

Before you invest in our securities, you should be aware that the occurrence of any of the events described in the following risk factors or elsewhere in this report, and other events that we have not predicted or assessed could affect the outcome of forward-looking statements included in this report and/or have a material adverse impact on our business, financial condition, and results of operations. If the events described below or other unpredicted events occur, then the trading price of our securities could decline and you may lose all or part of your investment.

Risks relating to legal and regulatory matters

We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.

The delivery of healthcare services and products is highly regulated in virtually every country in which we operate. Proposals for legislative reform in these countries are often introduced to improve access to care, address quality of care issues and manage costs of the healthcare system. In the U.S., there have been efforts to pursue significant changes to existing healthcare programs, including efforts to repeal or replace the ACA which, while unsuccessful to date, continue. On June 17, 2021, the U.S. Supreme Court reversed lower court rulings that declared the ACA to be unconstitutional, holding that the states and other plaintiffs in the case did not have standing to challenge the law. If future efforts to limit or repeal the ACA are successful, such efforts could have significant effects on our businesses, both positive and negative, but the outcomes are impossible to predict.

In October 2017, the Trump administration discontinued making cost-sharing reduction (CSR) reimbursements to insurers, arguing that Congress failed to appropriate funding. In response, many state departments of insurance either allowed or required insurers to mitigate their losses by increasing the 2018 premiums on their ACA plans. Many insurers also mitigated the impact to themselves by “silver loading,” a practice whereby the premiums for silver-level plans were increased to offset the loss of CSR payments. Silver loading may also have mitigated the impact of premium increases to some low-income consumers by increasing their premium tax credits. In 2019 and 2020, all states either permitted or required silver loading. In 2017, several insurers sued the U.S. federal government to reinstate CSR payments. On June 21, 2021, the U.S. Supreme Court denied requests from multiple insurers to review lower court decisions that held they were not entitled to full unpaid CSR payments. As a result, insurers are entitled to the unpaid CSRs, but the total amount they are owed must be offset by any excess premium tax credits received from premium increases for 2018 and beyond. As the expiration of ACA enhanced tax credits occurred on December 31, 2025 and was not extended, we assume that the resulting reduction in the availability of insurance through insurance exchanges established by the ACA and expiration of enhanced insurance premium subsidies previously available for certain ACA coverage purchased through health care exchanges will reduce the number of our patients with private ACA exchange insurance and shift such patients to Medicare and Medicaid. In addition, the Marietta ruling makes it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes private health insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. In the Marietta case, the questions presented involved whether the health plan violated the Medicare Secondary Payor Act (MSPA) by “taking into account” that plan beneficiaries are eligible for Medicare and/or by “differentiating” between the benefits that the plan offers to patients with dialysis versus others. On June 21, 2022, the U.S. Supreme Court reversed the Sixth Circuit decision and held that the EGHP for Marietta Memorial Hospital did not violate the MSPA.

The Restore Protections for Dialysis Patients Act, most recently introduced in the U.S. Congress in March 2025 but not enacted, would restore the interpretation of the Medicare Secondary Payer Act prior to the Marietta decision and ensure that patients cannot be discriminated against because of their need for dialysis. We cannot predict whether the U.S. Congress will enact this or any other proposed legislation that would reverse the potential effects of the Marietta decision. As Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition, and results of operations. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition, and results of operation. There can be no assurance that this proposal or any other legislation to address the Marietta decision will be enacted. See “Changes in reimbursement, payor mix and/or governmental regulations for healthcare could materially decrease our revenues and operating profit” below.

Changes in reimbursement, payor mix and/or governmental regulations for healthcare could materially decrease our revenues and operating profit.

We receive reimbursement for our healthcare services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid programs in the U.S. For the fiscal year ended December 31, 2025, approximately 16% of our consolidated revenues resulted from Medicare (excluding Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by CMS to provide their members with MA plans) and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy, but do not always keep pace with cost increases. For example, the Budget Control Act of 2011 (BCA) required a $1.2 trillion reduction in deficits through 2021. As a backup, if Congress could not agree on proposals to reach this target, sequestration or across-the-board spending cuts would go into effect (U.S. Sequestration). On April 1, 2013, a 2% reduction to Medicare payments took effect and continues in force. Additionally, the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO) requires that if the Congressional Budget Office determines that Congress has passed legislation increasing the federal budget deficit, a 4% sequester cut for Medicare program payments would become effective. To date, Congress has passed legislation increasing the federal deficit on a number of occasions subsequent to the passage of Statutory PAYGO, but has always acted to prevent such sequestration from becoming effective. Spending cuts pursuant to the U.S. Sequestration have adversely affected our operating results in the past and will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model, to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the End Stage Renal Disease Prospective Payment System (ESRD PPS), the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of many of those changes. For further information regarding Medicare and Medicaid reimbursement, including new payment models proposed by executive order in July 2019 which are intended to encourage identification and earlier treatment of kidney disease, as well as increased home dialysis and transplants, see Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement.”

The One Big Beautiful Bill Act (OBBBA) enacted in July 2025 includes provisions that limit coverage in Medicaid, Medicare, and the ACA exchanges. Medicaid provisions include approximately $1 trillion in funding cuts to Medicaid through 2034; limits on state-levied taxes on healthcare providers (so-called “provider taxes”) (decreasing from 6% of provider revenues to 3.5% of net patient revenues by 2031) and limits on state-directed payment programs (from average commercial rates to either 100% (ACA expansion) or 110% (ACA non-expansion) of the Medicare payment rates, with certain exceptions), both often used to finance the states’ share of Medicaid spending; increased eligibility verification; limitations on retroactive eligibility; prevention of certain non-citizens from enrolling or receiving benefits under Medicaid; requirement for states to implement cost-sharing for certain populations, among other provisions. Medicare provisions prohibit certain non-citizens from being eligible for Medicare. Revenues from Medicaid and other government sources (excluding Medicare and Medicare Advantage funds) represented 4.7% of U.S. patient service revenues for the year ended December 31, 2025. For further information regarding OBBBA, see Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Healthcare reform.”

Our patients make decisions about their insurance coverage among options that, depending on their personal circumstances and location, may include Medicare, Medicaid, Medicare Advantage plans, employer group health coverage, exchange plans, and other commercial coverage. Government reimbursement programs, including Medicare and Medicaid, generally pay less than commercial insurance, and Medicare Advantage plans generally pay less than other commercial plans. In addition, we may experience higher write-offs of Medicare deductibles and other cost-sharing amounts due to secondary uninsured and underinsured patients which would result in an increase in uncollectible accounts. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. For further information, see the table “U.S. patient service revenue” detailing the percentage generated from government reimbursement and private payors in the U.S. in Item 4B, “Information on the Company — Business overview.”

Any of the following events, among others, could have a material adverse impact on our business, financial condition, and results of operations:

●	we may be subject to rejections of or reductions in reimbursement from private payors, including, for example, through their use of lower allowed charges rather than rates based on our billed charges;
●	we may experience a reduction in our ability to obtain and retain commercially insured patients to utilize our healthcare services;
●	efforts by private payors to continue to control the cost of and/or the eligibility for access to healthcare services, including relative to insurance products on and off the healthcare exchanges established by the ACA and potential efforts by employer group health plans and commercial insurers to limit benefits or reduce reimbursement for our services or eliminate reimbursement for some of our services;
●	a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services. There can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients;
●	if legislative or regulatory efforts or litigation to restrict or eliminate the charitable funding of patient insurance premiums are successful, our patients with coverage under publicly funded programs like Medicare may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services. In addition, a portion of our patients who are currently covered by private insurers may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services or may elect to transition to government funded reimbursement programs that reimburse us at lower rates for our services. See Item 4B, “Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Potential changes impacting our private payors” for further information; or
●	if we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, we could experience a material adverse effect on our operating results. An increased utilization of bundled pharmaceuticals as part of the ESRD PPS, the termination or expiration of certain payments made during a limited transitional period following incorporation of a pharmaceutical into the ESRD PPS, or decreases in reimbursement for pharmaceuticals outside the bundled rate may result in a material adverse impact on our results of operations.

For further information, see Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement.”

In addition to the foregoing factors, the healthcare insurance industry is experiencing continuing consolidation among insurers and pharmacy benefit managers, including increasing buyer power and impacts on referral streams. Such consolidation could have a material adverse effect on our ability to negotiate favorable coverage terms and reimbursement rates.

If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government healthcare programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including “whistleblower” suits.

Our operations are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust, anti-bribery, and anti-corruption laws as well as sustainability requirements. The applicable regulations, which differ from country to country, cover areas that include:

●	regulatory approvals for products or product improvements;
●	regulatory approvals and oversight of clinical and certain non-clinical R&D activities;
●	the quality, safety and efficacy of medical and pharmaceutical products and supplies;
●	the operation and licensure of manufacturing facilities, laboratories, dialysis clinics, ambulatory surgery centers, and other healthcare facilities;
●	product labeling, advertising, and other promotions;
●	accurate reporting and billing for government and third-party reimbursement, including accurate and complete medical records to support such billing and, in the U.S., the obligation to report and return overpayments within 60 days of the time that the overpayment is identified and quantified;
●	the discounting of reimbursed drug and medical device products and the reporting of drug prices to government authorities;
●	limits on our ability to make acquisitions or certain investments and the terms of those transactions;
●	the collection, dissemination, access, use, security, protection, and privacy of protected health information or other protected data, as well as requirements to report data breaches to regulatory agencies; and
●	compensation of medical directors and other financial arrangements with physicians and other referral sources.

Failure to comply with one or more of these laws or regulations may give rise to a number of adverse legal consequences. These include, in particular, loss or suspension of federal certifications, loss or suspension of licenses under the laws of any state or governmental authority from which we generate substantial revenues, monetary and administrative penalties, product recalls, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs, refunds of payments received from government payors and government healthcare program beneficiaries due to failures to meet applicable requirements, or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition, and results of operations.

Our medical devices and drug products are subject to detailed, rigorous, and frequently changing regulation by numerous national, supranational, federal, and state authorities. In addition, our facilities and procedures and those of our suppliers are subject to periodic inspection by various regulatory authorities which may suspend, revoke, or adversely amend the authority necessary for research, manufacture, marketing, or sale of our products and those of our suppliers. We and our suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, we and our suppliers could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, injunctions, civil penalties, seizures of our products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to our business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and recalls, withdrawals, or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt our business and have a material adverse impact on our business, financial condition, and results of operations.

We operate many facilities and engage with other business associates to help conduct our healthcare activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and their business associates. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance programs to direct, manage, and monitor our operations, including the activities of our employees and their agents, to comply with government regulations. We cannot assure that our internal control policies and procedures will always protect us from intentional or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. If employees were to deliberately, recklessly, or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our revenues. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment, or other sanctions. Any such terminations or reductions could materially reduce our revenues, with a resulting material adverse impact on our business, financial condition, and results of operations. See also “Risks relating to internal control and compliance — We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws,” below.

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties and continuing audits, subpoenas, other inquiries, claims, and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “qui tam” or “whistleblower” actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by governmental and private plaintiffs. For information about certain of these pending investigations and lawsuits, see note 25 of the notes to our consolidated financial statements included in this report.

In addition, future legislative or regulatory changes could affect procedures or decision making for approving medical devices or pharmaceuticals. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse impact on our business, financial condition, and results of operations.

Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability, and reputational damage.

We and our third-party service providers routinely process, store and transmit substantial amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third parties. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

Cyber-attacks may penetrate our and our third-party service providers’ security controls and result in the misappropriation or compromise of personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our or their products, to create system disruptions, cause shutdowns (including disruptions to our production plants), or deploy viruses, worms, ransomware, denial-of-service attacks and other malicious software programs that attack our systems. We and our third-party service providers handle the personal information of our patients and beneficiaries, Patient Personal Data (PPD), throughout the U.S. and other parts of the world. We or our third-party service providers may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU’s General Data Protection Regulation and or other similar laws (Data Protection Laws), including the following events:

●	impermissible use, access, or disclosure of unsecured PPD,
●	a breach under Data Protection Laws when we or our business associates neglect to implement the required administrative, technical, and physical safeguards of its electronic systems and devices, or
●	a data breach that results in impermissible use, access, or disclosure of personal identifying information of our employees, patients, and beneficiaries.

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

When appropriate, we have filed complaints against the unknown attackers with the relevant authorities and we contacted the patients who were affected by the illegal data publication as well as other relevant regulatory agencies and stakeholders. While there has not been any material impact to our financial condition and results of operations as a result of these attacks, future cyber-attacks against our IT systems may result in a loss of financial data or interruptions of our operations that could have a material adverse impact on our business, financial condition, and results of operations in the future. The Ukraine War has increased the risk of cyber-attacks against our systems and data.

As we increase the amount of personal information or financial data that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases (particularly as medical records are a high-value target), including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. While the availability of telehealth services is convenient and improves access to medical care, increased reliance on, and utilization of, telemedicine for delivery of healthcare services could also increase the risk of privacy violations and our vulnerability to data breaches and cyber-attacks. There are no assurances that our security technologies, processes, and procedures that we or our outside service providers have implemented to protect personal information and proprietary or confidential information and to build security into the design of our products will be effective. Any failure to keep our information technology systems, financial data and our patients’ and customers’ sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could materially adversely affect our reputation and ability to continue normal operations. Additionally, such failure could expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition, and results of operations.

If certain of our investments or value and risk-based care programs with healthcare organizations and healthcare providers are found to have violated the law, our business could be adversely affected.

A number of the dialysis clinics and healthcare centers that we operate are owned, or managed, by entities in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. We also have arrangements with physician practices to collaborate on our value and risk-based care programs with public and private payors. In the past, certain parties have attempted to utilize our disclosure of these arrangements as the basis for qui tam proceedings under the Anti-Kickback Statute and the Stark Law. Such attempts have not been successful to date. Because our relationships with physicians are governed by the federal and state anti-kickback statutes and other state fraud and abuse laws, we have structured our arrangements to comply with many of the criteria for safe harbor protection and waivers under the Anti-Kickback Statute; however, these arrangements do not always satisfy all elements of applicable safe harbors. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant business operations, if one or more of our arrangements, including value and risk-based care programs, were found to be in violation of the Anti-Kickback Statute, the Stark Law, analogous state laws, or other similar laws worldwide, we could be required to restructure or terminate them. We could also be required to repay Medicare, Medicaid as well as other federal healthcare program amounts pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from federal and state healthcare programs. Imposition of any of these penalties could have a material adverse impact on our business, financial condition, and results of operations. See note 25 of the notes to our consolidated financial statements included in this report.

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls, statutory or regulatory shipping holds and intellectual property rights (for example patents or trademarks) infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us, or, for example, that significant adverse verdicts will not be reached against us or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and intellectual property rights infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse impact on our business, financial condition, and results of operations.

While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all, or that our insurance carriers will not dispute their coverage obligations. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability, and worker’s compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim for which we are self-insured or in excess of the limits of our insurance coverage could have a material adverse impact on our business, financial condition, and results of operations. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and result in a loss of customer confidence in us or our products, which could have a material adverse impact on our business, financial condition, and results of operations. For information about certain of these pending investigations and lawsuits, see note 25 of the notes to our consolidated financial statements included in this report.

Risks relating to internal control and compliance

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. FCPA and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the U.S. and other parts of the world. Our widespread, global operations have thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources, and effective operation of our compliance program to direct, manage and monitor the activities of these employees and third-party intermediaries. On March 29, 2019, we entered into a non-prosecution agreement (NPA) with the U.S. Department of Justice (DOJ) and a separate agreement with the SEC in connection with its Cease and Desist Order (SEC Order) intended to resolve fully and finally the U.S. government allegations against us arising from DOJ and SEC investigations into conduct in countries outside the U.S. that violated the FCPA or other anti-bribery laws. As part of these agreements, we agreed to the appointment of an independent compliance monitor (the Monitor). On December 30, 2022, the Monitor certified to our implementation of an effective anti-corruption compliance program and submitted her final certification report on January 31, 2023. The DOJ and SEC accepted the Monitor’s certification and the NPA and SEC Order expired on March 1, 2023 and March 29, 2023, respectively. While we continue to make significant investments in our compliance and financial controls and in our compliance, legal and financial organizations (including certain remaining recommendations of the Monitor) and are fully committed to compliance with the FCPA and other applicable anti-bribery laws, we cannot ensure that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or third-party intermediaries that contravene our compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse impact on our business, financial condition, and results of operations.

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

Risks relating to our business activities and industry

If physicians and other referral sources cease referring patients to our healthcare service businesses and facilities or cease purchasing or prescribing our products, our revenues would decrease.

In providing healthcare services, we depend upon patients choosing our healthcare facilities as the location for their care. Patients may select a facility based, in whole or in part, on the recommendation of their physician. Physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, dialysis home program, pharmacy, physician practice, vascular surgery center, or cardiac catheterization center to an ESRD patient, including the quality of care, the competency of staff, convenient scheduling, and location and physical condition. Physicians may change their recommendations, which may result in the movement of new or existing patients to competing facilities, including facilities established by the physicians themselves. At most of our dialysis clinics and home programs, a relatively small number of physicians often account for the referral of all or a sizable portion of the patient base. We have no ability to dictate these recommendations and referrals. If a significant number of physicians or other referral sources cease referring their patients to our facilities and home programs or stop purchasing or prescribing our dialysis products, this would reduce our healthcare services and product business revenue and could materially adversely affect our overall operations.

As a company with operations spanning more than 140 countries, we face specific risks from our global operations.

We operate dialysis clinics in more than 30 countries and sell a range of products and services to customers in more than 140 countries. Our global operations are subject to a number of risks, including but not limited to the following:

●	the economic and political situation in certain countries or regions could deteriorate, become unstable, or lead to armed conflict, as exemplified by the Ukraine War;
●	geopolitical factors could intensify fluctuations in exchange rates, currency devaluations, and/or material increases in interest rates (for example, as a reaction from central banks to high inflation), any of which could adversely affect profitability and all of which have been heightened by the Ukraine War;
●	sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions (for example, the Ukraine War) could result in impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value;
●	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;
●	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;
●	some countries or economic unions may impose charges or restrictions, such as local content requirements, which restrict the importation of our products or give local manufacturers an advantage in tenders or provide large discounts to providers for certain purchases of our products;
●	economic uncertainty resulting from the imposition of tariffs and proposals to impose tariffs (including, in each case, reciprocal retaliatory tariffs), and deferrals, modifications, and withdrawals of such tariffs and proposals, as well as actual increases in tariffs and trade barriers could affect both the sale of our products and importation of products and product components, including upon any withdrawal by the U.S. or other countries from multilateral trade agreements, or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts and wars in certain regions (for example the Ukraine War);
●	we could experience transportation delays or interruptions or higher energy costs or energy shortages;
●	growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the U.S. or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal, and political systems and conditions; and
●	we may not prevail in competitive contract tenders.

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

We conduct humanitarian-related business and provide life-sustaining healthcare products and services directly or indirectly in sanctioned countries, such as Russia, Belarus, Iran, and Syria. We believe our humanitarian-related business is permitted by applicable sanctions regimes (or, in some cases is excluded from such regimes), and in light of the humanitarian nature of our products and services and the patient communities that benefit from our products, we expect to continue such activities, provided they continue to be permissible under or excluded from applicable export controls and economic sanctions. Life-sustaining healthcare products are usually not subject to trade sanctions/export controls. However, as a result of the escalation of EU, U.S., and other countries’ trade sanctions targeting Russia and Belarus, certain spare parts and components for our products fall under product categories subject to restrictions. Sanctions programs often, but do not always, provide for certain exemptions or availability of licensure for medical or pharmaceutical purposes. Furthermore, product registration procedures may be affected in case technology/technical information on products or components to be submitted in such procedures is or becomes subject to export or transfer restrictions for a relevant country and in case relevant licenses cannot be obtained, which ultimately may also have an impact on marketability of affected products. At this time, we expect that such risk would mostly be limited to product registration procedures in Russia and Belarus as a result of the escalation of EU, U.S., and other countries’ trade sanctions targeting Russia and Belarus, but it may also affect Eurasian Economic Union (EAEU) product registration procedures in other EAEU member states in case these involve an information exchange with Russian/Belarusian authorities of restricted technology/technical information and in case relevant licenses cannot be obtained. A violation of applicable economic sanctions or export controls laws and regulations could subject us to enforcement actions. Possible enforcement actions vary between jurisdictions and depend on the factual circumstances of the given violation, but could include criminal penalties, imprisonment of responsible individuals, administrative or civil penalties, restricted access to certain markets and reputational harm, among others. Our internal policies and procedures may not protect us from deliberate, reckless, or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws.

If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value and risk-based care programs could decline and could materially and adversely affect our results of operations, financial position and cash flows.

Through our value and risk-based care programs, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments or potential reimbursement based on our achievement against set benchmark targets from governmental and commercial insurers. Specifically in the U.S., our participation in various value and risk-based care programs includes the CMS CKCC model and capitation, risk-based or shared savings agreements with commercial insurers in which FMCH receives fixed periodic payments against set benchmark targets to cover all or a defined portion of the medical costs of a defined population of patients. For information on the value-based programs in which we participate, see Item 4B, “Information on the Company — Business overview — Value-Based Care” and “— Regulatory and Legal Matters — Reimbursement.”

Our profitability in our value-based agreements and risk products depends in part upon our ability to negotiate favorable financial terms, to manage a patient’s care, to collaborate with our payor partners, to coordinate and collaborate effectively with other healthcare providers, to accurately document patients’ health conditions for risk adjustment, and to find cost efficient, medically appropriate sites of service for our patients. Any failure to do so would limit our ability to improve the quality of patient care and health outcomes and to reduce medically unnecessary costs, which could lead to poorer performance under value and risk-based care programs.

The reserves that we establish in connection with the operation of our value and risk-based care programs are based upon assumptions and judgments concerning a number of factors, including trends in healthcare costs, expenses, patient hospitalization rates and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase, and future earnings could be adversely affected.

CMS relied on authority granted by the ACA to implement the CKCC model and seeks to deliver better health outcomes for ESRD patients while lowering CMS’ costs. The current CKCC model is set to expire on December 31, 2027, which could adversely affect our business if not renewed or replaced with a new government program in 2028. In addition, efforts to repeal or replace the ACA, while unsuccessful to date, continue. For further information, see “We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results” and Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement — Executive order-based models.”

Our sales and earnings growth depends, in part, on our ability to develop and expand our core kidney care business, efficiently manage costs and execute our portfolio optimization plan to exit non-core and dilutive assets, as well as realize anticipated cost savings within our expected timeframe.

The healthcare industry experiences continuing consolidation, particularly among healthcare providers, as well as pressure on reimbursement and increasing costs, which requires us to identify both growth opportunities and efficiencies in the way we operate. Continuing consolidation in our industry could adversely affect our ability to find suitable acquisition targets and to increase future growth and product sales.

We also compete with other healthcare companies in seeking suitable acquisition targets and developing our core healthcare businesses. Our ability to make future acquisitions as well as develop our core kidney care business depends, in part, on the appropriate strategic target selection, the availability of financial resources and the current restrictions imposed by competition laws. The integration of acquired businesses may cause problems, e.g., by assuming unknown liabilities, underperformance subsequent to integration, associated requirements from competition authorities, or non-compliant business practices not disclosed by the seller or not uncovered during due diligence, any or all of which may result in our incurring unanticipated costs.

Our FME Reignite strategy includes the evolution of our business and reporting structure by creating three operating segments. As we continue to hone and optimize our business, we will continue assessing exiting unsustainable markets and non-core businesses and the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. In addition, in 2025 we began a limited launch of HVHDF to targeted Fresenius Kidney Care clinics with the aim of establishing HVHDF as a new standard of care in the U.S. dialysis industry, which we are expanding into a broader commercial launch in 2026 and beyond. While we believe the FME Reignite strategy, the FME25+ Program, and Legacy Portfolio Optimization (as defined in Item 4. “Information on the Company — A. History and development of the Company,” below) are providing us with a more efficient way of both managing and growing the business, the amounts of anticipated cost savings and anticipated expenses related thereto as well as the effectiveness of the planned HVHDF launch in the U.S. involve risks, uncertainties, assumptions and other factors that may cause the timing of actual results, performance or achievements to be materially different. Assumptions relating to the FME25+ Program and the achievement of the aforementioned cost savings within the specified timeframe involve subjective decisions and judgments with respect to, among other things, the estimated impact of certain operational adjustments, labor management and labor relations (including our commitment to consult with works councils and other workplace representatives in good faith), and other cost and savings adjustments, as well as future economic, competitive, industry and market conditions and possible unanticipated effects from acquisitions, all of which are inherently uncertain and may not be completely within the control of our management. Although the Company’s management believes these estimates and assumptions related to the timing of these savings to be reasonable, there can be no assurance that the estimates described herein will prove to be accurate, result in anticipated operational efficiencies or be implemented according to our previously announced timing. We expect that our security holders, investors, and other stakeholders will monitor both whether we achieve our anticipated FME25+ Program cost savings at our anticipated implementation cost levels and whether we meet our announced timing in doing so. Failure to realize the expected cost savings from the FME25+ Program within our announced timeframe described above could adversely impact the market for our securities and availability of financing, which, in addition, could limit our future growth, including growth in either our revenues or earnings. Lastly, investments in information systems and related projects are an important aspect and basis for the execution of our strategy. The inability to successfully complete such projects within the planned budget and timeframes could adversely affect our results of operations or otherwise impact the implementation of our strategic goals. Any or all of these factors could have an adverse effect on our business, financial condition, and results of operations. For further discussion on the impacts to our business in 2025 (see Item 5. “Operating and financial review and prospects — III. Results of operations, financial position and net assets”).

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. The expiration or loss of patent protection for one of our products, the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition, and results of operations. See note 25 of the notes to the consolidated financial statements included in this report.

Our competitors could develop superior technology or otherwise take advantage of new competitive developments that impact our sales.

We face numerous competitors, some of whom may possess substantial financial, marketing, or R&D resources. Competition from new and existing competitors, and especially new competitive developments such as pharmaceuticals that reduce the progression of chronic kidney disease, and innovations in technology and care delivery models could materially adversely affect the future pricing and sale of our products and services. In 2023, a study on glucagon-like peptide 1 (GLP-1) receptor agonists, regarding its effectiveness in treating CKD experienced by diabetic patients was terminated early as a result of the study having met certain prespecified clinical endpoints. GLP-1 receptor agonist and sodium-glucose cotransporter 2 (SGLT2) inhibitor utilization in the CKD population suggest an increase in the total CKD population and a reduction in the ESRD population growth rate that remain materially consistent with the patient population forecasts which do not include the utilization of these drugs. Considering the positive cardiovascular effects of the drugs, reducing mortality, as well as the progression-delaying effect on the CKD population, the Company sees a balanced effect of the drugs on the patient population. However, we cannot ensure that further developments or changes in population will not lead to a material adverse effect on our business and results of operations. Additional information regarding the impact of certain pharmaceuticals that reduce the progression of chronic kidney disease and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 2 a) of the notes to the consolidated financial statements included in this report. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products or services by competitors could qualify them for certain additional payments for new and innovative equipment or render one or more of our products or services less competitive or even obsolete, which could also affect, among other items, our sales and distribution of pharmaceuticals for which, to some extent, we are obligated to make certain minimum annual royalty payments.

Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. To pursue our business, we are reliant on capital markets, as are our renal product customers and commercial healthcare insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues in a prolonged economic slowdown or recession could create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare and Medicaid in the U.S. and other government sponsored programs in the U.S. and other countries around the world. Devaluation of currencies such as the impact from hyperinflationary economies as well as fluctuations in currencies as a result of geopolitical conflicts, unfavorable interest rate changes and uncertainty regarding the direction of such changes, worsening economic conditions, uncertainty arising from geopolitical conflicts regarding a possible deterioration of the global macroeconomic outlook, including inflationary cost increases in various markets in connection with deteriorating country credit ratings increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units, or have a negative impact on our investments and external partnerships. In addition, uncertainty as well as volatility in global financial markets, including the banking sector, and inflation could adversely affect the valuations of certain of our investments, interest rate-sensitive assets or liabilities or variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future should access to these capital markets become restricted.

We have seen challenges in the labor market, in particular in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs, which have and could continue to impact our growth, specifically in U.S. healthcare services where labor constraints affected our ability to increase treatment volumes. These impacts, combined with uncertainty in the macroeconomic environment, driving inflationary cost increases and supply chain constraints, have had a materially adverse effect on our results of operations. The current uncertainty in the macroeconomic environment has also intensified the risk that price increases and restricted access related to energy commodities, including the costs of oil, gas and electricity, may occur. Our implemented countermeasures may not offset a significant increase in prices, which could result in an adverse effect on our results of operations going forward.

Job losses or increases in unemployment rates could result in a smaller percentage of our patients being covered by employer group health plans and a larger percentage being covered by lower paying government reimbursement programs. To the extent that our commercial payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we are able to collect. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials and finished components for production and service purposes. If we are unable to obtain sufficient quantities of these materials at times of limited availability of such materials, this could result in delays in production or loss of sales and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers (including from the impact of tariffs, inflation, or both) and the inability to access new products or technology could also adversely affect our results of operations. In particular, the lingering macroeconomic inflationary environment, together with geopolitical conflicts, have resulted in and could continue to lead to, among other consequences, material increases in costs for energy, supplies and transportation. Disruptions in supply, coupled with labor shortages, absenteeism, and turnover as well as labor cost increases have resulted and could continue to result in a negative impact on our business. All of these factors introduce additional risk to our operations and exposure to legal liability in the delivery of our goods and services.

Our procurement risk mitigation efforts include (i) the development of partnerships with strategic suppliers through framework contracts, (ii) where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and (iii) measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring. Any failure of these measures to mitigate disruptive goods shortages and potential price increases or to allow access to favorable new product and technological developments could have an adverse impact on our business and financial condition. In some cases, for reasons of quality assurance, cost effectiveness, or availability, certain components or raw materials needed to manufacture our products are obtained from a sole supplier. The failure of any of our single-source suppliers to fulfil their contractual obligations in a timely manner or as a result of regulatory noncompliance or physical disruption at a manufacturing site could adversely affect our ability to manufacture and distribute our products in a timely or cost-effective manner, and our ability to make product sales. Due to the stringent regulations and requirements of regulatory agencies, including the U.S. FDA, regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources.

Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition, and results of operations.

A substantial portion of our revenues depends on government healthcare program reimbursement, and any disruptions in government operations could have a material adverse impact on our business, financial condition, and results of operations. If the governments with which we do business default on their debts, there could be broad macroeconomic effects that could raise our cost of borrowing funds, and delay or prevent our future growth and expansion. Any government shutdown, government default on debt, decline in government revenues during a prolonged economic slowdown and/or failure of governments to enact annual appropriations could have a material adverse impact on our business, financial condition, and results of operations. Additionally, material disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations and create uncertainty about the pace of upcoming healthcare regulatory developments.

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

Our continued growth will depend upon our ability to attract and retain a skilled workforce, including highly skilled nurses, technicians, and other medical personnel. Our healthcare products business depends on the development of new products, technologies, and treatment concepts to be competitive, and for that we need to attract the best and most talented people, especially in R&D. Competition for those employees is intense and shortages for these sought-after employees, such as nurses, or skilled engineers and R&D personnel, as well as increased reliance on contracted nurses and other personnel, have increased our personnel and recruiting costs and may continue to do so, and/or could impair our reputation for production of technologically advanced products. Inflationary cost increases have also had, and may continue to have, an unfavorable effect on our personnel costs (including elevated medical benefit costs). In recent years, we experienced and may continue to experience, greater employee absenteeism and turnover and longer recruiting cycles which negatively impact our ability to produce and deliver the goods and services that we provide to our customers and our patients, as well as increased personnel costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our healthcare services businesses.

Additionally, in recruiting, employing, and retaining personnel, we may be exposed to risks relating to various labor and staffing laws, legislative, union, or other labor-related activities or changes, and potential safety risks to personnel. These factors could also impact the integration of acquired companies into our operations, which could increase our costs, decrease our productivity and prevent us from realizing synergies from acquisitions. If we are unable to manage the risks above, then our growth and results of operations could be adversely impacted.

If we are unable to meet applicable legal requirements and/or market expectations with respect to sustainability, both our business and our reputation could suffer. We could be subject to fines and other financial burdens associated with global environmental, social and governance regulations, laws and activities, and we could alienate our patients, employees, customers, partners, investors, and the communities we serve. Furthermore, if we do not meet investors’ or certain markets’ ESG standards, the market for our securities could be adversely impacted. At the same time, any efforts to meet ESG standards involving diversity and equity could subject us to allegations of unlawful discrimination.

Companies’ environmental, social, and governance (ESG) activities are facing increased scrutiny from stakeholders such as institutional and other investors, regulatory bodies, and non-governmental organizations (NGOs). Failure to effectively identify, conduct and manage the necessary sustainability and related reporting activities as required or expected, as well as effectually manage the impact of factors beyond our control, could cause us to incur additional costs or damage our brand. We could also be subject to financial and other penalties imposed by the respective authorities in the jurisdictions in which we do business. For example, a rise in prices of carbon emission rights stemming from the requirements of European Climate Law could increase our production costs. Such cost increases could have an adverse effect on our operations and results if we do not accurately plan for, and effectively implement, necessary sustainable business practices. Additionally, we entered into several vPPAs with wind and solar energy project developers in Germany and in the U.S. in order to receive guarantees of origin and renewable energy certificates, respectively, to address our sustainability objectives. However, volatility in the valuation of financial instruments connected to energy prices or energy production volumes, including as a result of the heightened risk of volatility due to geopolitical conflicts in certain regions, could result in a material adverse effect on our business or results of operations.

In addition to environmental risks, we also face several social risks. High staff turnover is a risk, not only due to the expense associated with hiring and training new staff, but also because it could affect our ability to serve our patients. For further information on personnel risks, see the risk factor “If we are unable to attract and retain skilled medical, technical, engineering or key strategic personnel, or if legislative, union, other labor-related activities or changes or employee absenteeism and turnover result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth, continue our technological development or execute our strategy.” above. Furthermore, companies are increasingly expecting their suppliers to share their commitment to sustainability and demonstrate sustainable business practices across their supply chains, including the ability to identify and mitigate risks related to human rights in their entire value chain in connection with the requirements of the German Supply Chain Due Diligence Act (Lieferkettensorgfaltspflichtengesetz) and other regulations, especially those passed or proposed within the EU. If we fail to comply with our legal obligations related to supply chain due diligence, we could face significant fines and be excluded from public tenders and contracts. We could also suffer reputational damage, especially given that our performance in this area is closely monitored by NGOs, investors, and others.

Considering these expectations, among other aspects, we have incorporated sustainability as a performance target for the compensation of our Management Board. Should management fail to meet these outcomes, investors and/or debt providers may not deem us the correct fit for their investment or financing purposes, thereby negatively impacting our share price or our ability to source funding through debt financing. Our €2 BN syndicated multicurrency sustainability-linked revolving credit facility agreement entered in July 2021 (Syndicated Credit Facility), which serves as a backup facility, includes a sustainability component, pursuant to which the credit facility’s margin for any outstanding borrowings will rise or fall depending on our sustainability performance.

Our sustainability efforts, including those on diversity, equity and inclusion, are designed to comply with any applicable laws, in particular anti-discrimination laws and other legal requirements of the various jurisdictions in which we operate. We are monitoring relevant legal developments, including 2025 Executive Orders issued in the U.S., the DOJ Civil Rights Fraud Initiative and related DOJ guidance positing that federal funding recipients commit fraud by certifying compliance with federal anti-discrimination laws in their payment or reimbursement requests while maintaining programs that encourage diversity, equity, and inclusion and will review our activities in relevant Company entities as appropriate to facilitate ongoing compliance with applicable laws, in particular anti-discrimination laws, and related risk mitigation efforts.

A heightened focus by certain regulators and other stakeholders on ESG topics may result in more extensive regulatory requirements aimed at mitigating the effects of climate change and other current and future ESG-related developments as well as possible challenges in complying with differing ESG standards and possible increased opposition to initiatives we undertake to meet our ESG goals. Should further regulation (such as climate disclosure requirements for entities with operations in California, U.S.) or stakeholder expectations be more stringent in the future, we may experience increased compliance burdens and costs to meet regulatory obligations and we cannot currently estimate what impact existing and future regulations will have on our business, financial condition, and results of operations.

We are subject to risks associated with unpredictable events, such as public health crises and epidemics/pandemics or other significant events beyond our control.

We operate dialysis and manufacturing facilities and provide other services in many regions of the world, with diverse geographic, societal, political and economic conditions and we are subject to unpredictable events beyond our control such as natural disasters, terrorist attacks, social unrest or public health crises such as epidemics or pandemics from, for example, virus infections. Given the already compromised health condition of our typical dialysis patients, our patients represent a heightened at-risk population, particularly, but not limited to, during an epidemic or a pandemic which could lead to decreased treatments and increases in mortality rates in our patient population, resulting in an adverse impact on our operations. The COVID-19 global pandemic resulted in higher costs incurred to address staffing shortages, implement preventive measures to protect patients, employees, and others, as well as a material deterioration of supply chains and the conditions of the global economy and financial markets. Any such unforeseeable events could have a material adverse effect on our business, financial condition, and results of operations.

Risks relating to taxation and accounting

There are significant risks associated with estimating the amount of healthcare service revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.

There are significant risks associated with estimating the amount of revenues from healthcare services that we recognize in a reporting period.

●	The billing and collection process is complicated due to a number of factors including insurance coverage changes, geographic coverage differences, differing interpretations of plan benefits and managed care contracts, and uncertainty about reimbursement from payors with whom we are not contracted.
●	Laws and regulations governing Medicare, Medicaid and other federal programs are extremely complex, changing, and subject to interpretation.
●	Determining applicable primary and secondary insurance coverage for an extensive number of patients at any point in time, together with the changes in patient coverage that occur each month or changes in plan benefits, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors.
●	The complexity of estimating revenues from a primary payor also brings complexity to estimating revenues from secondary payors and patients.
●	Collections, refunds, and payor retractions may continue to occur for up to three years or longer after services are provided.

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

We are subject to potential changes in tax legislation as well as to ongoing tax audits in Germany, the U.S., and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits. Additionally, tax legislation in countries in which we operate is subject to constant change and development. For example, legislation seeking to impose additional income taxes against discriminatory or territorial tax of foreign jurisdictions could have negative effects on the amount of income tax expense which are currently unpredictable. If we are unsuccessful in contesting the above-mentioned notices or other unfavorable determinations or if tax legislation changes unfavorably in countries in which we operate, we could be required to make additional tax payments, which could have a material adverse impact on our business, financial condition, and results of operations. See Item 5, “Operating and financial review and prospects — IV. Financial position.” For further information on the German tax authorities’ objections to our previously filed tax returns, see note 25 of the notes to the consolidated financial statements included in this report.

A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable and impact our operating results.

Our business differs across the regions in which we operate. In many cases, our products and services are paid for, either directly or indirectly, by government institutions. We believe the risk of default from a government payor is generally low to moderate worldwide which could, however, prove to be wrong, particularly in the event of a budget approval impasse or government shutdown which could result in significant payment delays even if it does not create a default. On a country level, the customer and payor mix is characterized by distinct customer or payor groups which can range in volume from a few customers to a considerable amount of customer types which have varying levels of risk associated with default or non-payment of receivables as well as risks for dependencies based upon the competition within low volume customer base environments. In certain cases, a resulting dependency on the payment behavior and decision-making of our business partners (for example, a decision to discontinue tender contracts or high-volume customer contracts) can affect the collectability of accounts receivable and can adversely affect our business, results of operations and financial condition. Our measures aiming to mitigate these risks by actively negotiating long-term contracts with major customers, targeted marketing activities, developing new product and pricing models as well as improving the quality of our services and products, could be insufficient or ineffective.

Risks relating to our financial condition and our securities

Our indebtedness may prevent us from fulfilling our debt-service obligations or implementing certain elements of our business strategy.

At December 31, 2025, we had consolidated debt (including lease liabilities as well as debt and lease liabilities included within liabilities directly associated with assets held for sale) of €10,795 M and consolidated total shareholders’ equity of €14,283 M (€10,988 M and €15,769 M, respectively at December 31, 2024). Our debt could jeopardize the successful execution of our business strategy, increase our vulnerability to general adverse economic conditions, limit our ability to obtain necessary financing to fund future working capital needs, capital expenditures, payment of dividends and other general corporate requirements, require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund other purposes, limit our flexibility in reacting to changes in our business and the industry in which we operate, place us at a competitive disadvantage compared to our competitors that have less debt, limit our ability to pursue possible future acquisitions and sell assets, make it more difficult for us to satisfy our obligations under our debt securities, and limit our ability to borrow additional funds. A deterioration of our current rating could lead to a reintroduction of financial covenants, could limit our financial flexibility, increase our financing costs, or limit access to funding. In addition, due to the financing structure of certain areas of our business, put options held by physician investors may have financial, legal, and operational effects that may also enhance other risk areas if the valuation of these put options fails to meet investors expectations.

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

Our Syndicated Credit Facility and certain of our other financing instruments include covenants which, among other things, restrict or could have the effect of restricting our ability to dispose of assets and create liens, and restrict the indebtedness of our subsidiaries. These covenants may otherwise limit our activities as well. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the respective financing agreements, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition, and results of operations.

FME AG is not subject to any covenant that limits its ability to incur unsecured debt, regardless of our credit rating. If additional debt is added to our current debt levels, the related risks that we now face from our indebtedness could intensify.

For information regarding our new capital allocation policy, see “Item 4, “Information on the Company — B. Business overview — Corporate strategy and objectives.”

Although Fresenius SE no longer controls our Company through ownership of 100% of Management AG, its significant share of ownership, certain provisions of our Articles of Association and certain provisions of our trademark license from Fresenius SE enable Fresenius SE to retain significant influence over the management of the Company.

Under our Articles of Association, Fresenius SE has the right to appoint two of the six shareholder representatives to our Supervisory Board for as long as it holds 30% or more of the Company’s share capital and the right to appoint one of the six shareholder representatives to the Supervisory Board for as long as it holds at least 15% (but less than 30%) of the Company’s share capital, and to dismiss those shareholder representatives. The chair of our Supervisory Board is one of the Fresenius SE representatives. In the case of a tie in the Supervisory Board, the Chair has two votes in a new vote on the same matter if this also results in a tie. Under German law and our Articles of Association, certain matters requiring a resolution at our general meeting of shareholders require a qualified majority of 75% of the share capital represented at the time of the vote, including capital increases and decreases, the creation of authorized and conditional capital, the issuance of convertible bonds, corporate measures such as mergers or spin-offs, the conclusion of intercompany agreements (Unternehmensverträge) such as domination and/or profit and loss transfer agreements (Beherrschungs- und/oder Gewinnabführungsverträge), amendments to the Articles of Association, dissolution of the Company, mergers, a change in the legal form of the stock corporation and other fundamental changes. By virtue of its ownership of our share capital, Fresenius SE therefore has a de facto veto right over any such resolution or resolutions if and when proposed for adoption by our shareholders. In addition, the Conversion and deconsolidation of the Company from the Fresenius SE Group resulted in the termination of certain voting restrictions on Fresenius SE’s shares in the Company, including a restriction on voting in the election of members of the Company’s Supervisory Board and members of Fresenius SE’s management board are now eligible to seek election to and serve on the Company’s Supervisory Board. The present Fresenius SE designees on our Supervisory Board are the Chief Executive Officer and Chief Financial Officer, respectively, of Fresenius SE.

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

As a result of its share ownership, its de facto veto right over shareholders’ votes requiring a qualified majority and its representation on the Supervisory Board (including the chair), Fresenius SE will continue to have the ability to exercise significant influence over the management of the Issuer in its form as a German Stock Corporation (Aktiengesellschaft), and the interests and rights of Fresenius SE could deviate from those of the Issuer.

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

History

The Company was originally incorporated on August 5, 1996 as a stock corporation. On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE (then Fresenius AG) and W.R. Grace & Co. which we refer to as the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FME AG ordinary shares. Thereafter, subsidiaries of Fresenius SE merged with and into:

●	W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global healthcare business; and into
●	Fresenius USA, Inc.,

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

As noted in “Certain defined terms” above, on November 30, 2023, the Company’s legal form was changed from a KGaA to an AG having the legal name Fresenius Medical Care AG with Management AG exiting the Company and Fresenius SE ceasing to have control of the Company (as defined in IFRS 10).

Information regarding authorizations granted by our Annual General Meeting (AGM) to conduct share buyback programs and reconciliations of any treasury share purchases, repurchases, and retirements under such programs can be found in note 20 of the notes to the consolidated financial statements included in this report. The most recent authorization granted in May 2021 was confirmed at our 2023 EGM. For further information, see Item 16E. “Purchase of equity securities by the issuer and affiliated purchasers” and note 20 of the notes to the consolidated financial statements included in this report.

Effective December 31, 2025, pursuant to an agreement signed on October 17, 2025, Fresenius Medical Care Deutschland GmbH purchased the Company’s production sites in Schweinfurt and St. Wendel, Germany, which were previously leased from Fresenius SE and certain of its affiliates (collectively, Fresenius SE Companies), for a total transaction cost of €181 M (including a purchase price paid to Fresenius SE Companies in the amount of €171 M). For further information, see note 6 of the notes to the consolidated financial statements included in this report.

On August 24, 2022, we completed a business combination including Fresenius Health Partners, Inc. (FHP), the value-based care division of Fresenius Medical Care North America. The new company, which operates under the Interwell Health brand (Interwell Health) and comprises our Value-Based Care segment, combined FHP’s expertise in kidney care value-based contracting and performance, InterWell Health LLC’s clinical care models and network of around 1,700 nephrologists and Cricket Health, Inc.’s (Cricket) tech-enabled care model that utilizes its proprietary informatics, StageSmart™ and patient engagement platforms. We aim to significantly improve the care of patients with chronic kidney disease and further expand our leading position in value-based care. In the third quarter of 2025, we settled put options held by non-nephrologist investors in connection with the business combination, increasing our ownership of Interwell Health from 75% to 92%. For further information, see note 26 of the notes to the consolidated financial statements included in this report.

In December 2023, we completed the divestiture of National Cardiovascular Partners (NCP), comprising 21 facilities providing outpatient cardiac catheterization and vascular laboratory services, which were previously included in the Care Delivery segment of our U.S. healthcare service business. The NCP divestiture was effected as part of our review of our business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). Additionally during 2025, we divested our renal dialysis clinic facilities in Brazil, Kazakhstan, and Malaysia and select assets of our wholly owned Spectra Laboratories while in 2024 we divested our service businesses in Chile, Ecuador, Sub-Saharan Africa, Türkiye, Guatemala, Curacao, Peru, Colombia, and the Cura Day Hospitals Group in Australia, all in connection with the Legacy Portfolio Optimization plan. Further information regarding our divestitures as well as assets classified as held for sale, see notes 3 and 4 of the notes to the consolidated financial statements included in this report.

For further information regarding important events in the development in our business, such as material mergers by us or our significant subsidiaries, acquisitions and dispositions of material assets outside the ordinary course of our business, material changes in the way we conduct our business, material changes in the products we produce and the services we provide, see Item 4, “Information on the Company,” in this Annual Report on Form 20-F for the year ended December 31, 2025 and our reports for prior years, filed with the SEC and also available on our website www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered to be part of this report, except as expressly set forth herein.

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

Our business

Fresenius Medical Care is the world’s leading provider of products and services for individuals with kidney diseases based on publicly reported revenue. As a vertically integrated medical technology (MedTech) and healthcare service company, Fresenius Medical Care combines medical device engineering and manufacturing expertise with comprehensive patient care.

The incidence of kidney disease is increasing worldwide. A significant rise in the drivers of kidney disease, such as obesity, diabetes, and hypertension, has elevated it to a global public health epidemic. According to estimates, the number of people requiring dialysis globally is increasing at a rate of 4% to 5% each year and is expected to reach around 7 M people by 2035.

Our care models, technologies, and partnerships position us to meet the growing demand for life-sustaining services and products that are vital to millions of people living with kidney disease worldwide. Kidney patients require therapy, pharmaceuticals, medical technologies, and products that meet their individual needs and preferences, regardless of where they receive treatment, whether in one of our treatment centers, a hospital setting, at home, or when traveling.

In the three operating segments, Care Delivery (CD), Value-Based Care (VBC), and Care Enablement (CE), Fresenius Medical Care provides the full spectrum of healthcare services, systems, devices, technologies, products, and pharmaceuticals to deliver high quality care to people living with kidney disease around the globe.

Through Fresenius Medical Care’s vertical integration, scope, and scale, we develop, manufacture, and distribute medical devices, systems, pharmaceuticals, and products for kidney care to customers in more than 140 countries (2024: around 150). As of December 31, 2025, we operate 3,601 (2024: 3,675) dialysis centers in more than 30 countries worldwide (2024: around 40), serving 291,902 dialysis patients (2024: 299,352). Fresenius Medical Care manages the world’s largest network of dialysis centers and has 35 production sites in 19 countries (2024: 39 production sites in 19 countries).

Our products and services

Our products and services for 2025 are shown in the following chart:

For information regarding the divestiture of business providing certain of these services during 2025, see note 3 and note 4 of the notes to the consolidated financial statements.

In 2025, approximately 4.5 M (2024: 4.3 M) patients worldwide regularly underwent dialysis treatment. Dialysis is a life-saving blood cleansing procedure that substitutes the function of the kidney in case of kidney failure. Healthy kidneys clean the blood of waste products, regulate water levels, and produce important hormones. Chronic kidney failure or end stage kidney disease (ESKD) (also referred to as ESRD) occurs when the kidneys are irreparably damaged and are no longer able to function adequately over a sustained period of time. Many diseases can lead to chronic kidney failure, particularly diabetes, chronic nephritis, or hypertension. There are currently two treatment options for ESKD: kidney transplant and dialysis.

For a summary of our revenues attributable to our major categories of activity, split by operating and reportable segments as well as by regions, for the three years ended December 31, 2025, 2024, and 2023, see notes 5 a) and 29 of the notes to the consolidated financial statements included in this report.

We receive a substantial portion of our Care Delivery revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2025, 2024, and 2023 regarding the percentage of our U.S. patient service revenue included in our healthcare service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance, Medicare Advantage, and private funds, (c) Medicaid and other government sources, and (d) hospitals.

U.S. patient service revenue
in % of U.S. patient service revenue
	Year ended December 31,
	2025	2024	2023
Medicare program	19.0	22.1	24.5
Private / alternative payors	72.4	69.2	67.2
Medicaid and other government sources	4.7	4.5	4.0
Hospitals	3.9	4.2	4.3
Total	100.0	100.0	100.0

Under the Medicare program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and legal matters — Reimbursement.”

Dialysis treatment options for ESRD

CKD is a global epidemic. The number of patients requiring kidney replacement therapy is increasing worldwide: At the end of 2025, about 5.5 M patients (2024: 5.3 M) underwent dialysis treatment or received a donor organ.

Further information can be found in the table below:

Patients with end stage renal disease
in M (rounded)
	2025	Share in %	2024	Share in %
Patients with end stage renal disease	5.5	100	5.3	100
of which patients with transplants	1.0	19	1.0	19
Of which dialysis patients	4.5	81	4.3	81
In-center hemodialysis	4.0	72	3.8	72
Peritoneal dialysis	0.5	9	0.5	9
Home hemodialysis	<0.1	<1	<0.1	<1

A successful kidney transplant is considered the most effective treatment for ESKD, offering those patients a chance for a longer, healthier life. However, the number of organs donated worldwide has been significantly lower than the number of patients on transplant waiting lists for many years. Despite extensive efforts, particularly in regional initiatives, to raise awareness of kidney donation and promote willingness to donate, the global proportion of patients receiving a kidney transplant compared to other treatment methods has remained relatively unchanged and comparatively low over the last ten years. (See “— Regulatory and legal matters — Reimbursement — Executive order-based models” for a discussion of recent proposed changes to the U.S. organ donation system.)

The prevalence of CKD varies between regions. There are several reasons for this:

●	Countries differ in the demographics of their populations.
●	Risk factors for kidney disease, such as obesity, diabetes and hypertension, varies widely.
●	The genetic predisposition for kidney disease differs significantly around the world.
●	Access to dialysis remains restricted in many countries, meaning that many patients suffering from CKD are not treated and therefore do not appear in available statistics.
●	Cultural factors, such as nutrition, play a role.

The number of dialysis patients rose worldwide by around 4% to 5% in 2025 (2024: 4% to 5%). For information regarding new drug classes such as GLP-1 receptor agonists or SGLT2 inhibitors and their impact on patient populations, see note 2 a) of the notes to the consolidated financial statements included in this report.

Comparison of dialysis treatment methods

In 2025, most dialysis patients were treated in one of around 53,000 dialysis centers worldwide (2024: 52,000), with an average of approximately 80 patients per center (2024: 80). However, this figure varies considerably from country to country.

Hemodialysis (HD) is by far the most common form of therapy for ESKD. In 2025 89% (2024: 89%) of dialysis patients worldwide received hemodialysis at dialysis centers. During the same period, 11% of dialysis patients worldwide underwent treatment at home (2024: 11%), mostly using peritoneal dialysis. In 2025, 11% (2024: 11%) of all dialysis patients were treated with peritoneal dialysis. Currently, less than 1% (2024: less than 1%) of all dialysis patients globally are treated with home hemodialysis. In the U.S., the share of patients treated at home is higher, with 15% (2024: 15%) receiving home dialysis. See below for brief descriptions of HD and PD.

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

For acute kidney failure, the predominant treatment method is continuous kidney replacement therapy. Over 50% or around 1.1 M acute patients were treated with this method in 2025 (2024: over 50% or slightly more than 1 M). The number of patients requiring continuous kidney replacement therapy (CKRT) to treat acute kidney failure is set to rise from around 1.1 M patients in 2025 to over 1.5 M per year in 2035. In this field, we have a market share of approximately 30% (2024: 30%). For additional information regarding patient growth in this field, see “— Corporate strategy and objectives,” below.

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

Care Delivery

Our Care Delivery business segment encompasses our global network of dialysis clinics and includes services that address the complex healthcare needs and treatment choices for people living with kidney disease. In 2025, Fresenius Medical Care continued to support the entire spectrum of renal care for CKD and ESKD and are pioneers in dialysis as kidney replacement therapy. With our long history of kidney care and industry expertise, we leverage artificial intelligence (AI), analytics, technological capabilities, and platforms to support early interventions in care.

The service portfolio of Care Delivery is shown in the following chart:

The Company’s dialysis clinic network comprises our 3,601 worldwide dialysis clinics (2024: 3,675), which provide various forms of in-center kidney replacement therapies. In 2025, we treated 70% (2024: 69%) of our patients in the U.S. and 30% (2024: 31%) internationally outside the U.S.

To help improve in-center treatment adherence, the Care Delivery organization initiated many programs to encourage patients to stay with their dialysis treatments as prescribed. For instance, our Fresenius Kidney Care team in the U.S. piloted a program with Uber Health, LLC, (hereinafter referred to as Uber Health) and expanded the partnership nationwide in 2025. Uber Health is a healthcare-focused service by Uber Technologies, Inc., that provides non-emergency medical transportation. The Fresenius Kidney Care team is partnering with Uber Health for this transportation program to provide additional access to care for patients in need of life-sustaining dialysis treatment when other transportation options have been exhausted.

As patients choose greater independence offered by home dialysis, two different options of home dialysis therapy – peritoneal dialysis (PD) and home hemodialysis (HHD) – are provided to meet different patient needs. Currently over 85,000 patients globally (2024: over 85,000) perform PD and HHD utilizing product solutions from Fresenius Medical Care.

Care Delivery provides different forms of dialysis therapies for people living with ESKD and transplant referral coordination for eligible patients where offered, as illustrated in the following chart.

Although our dialysis clinic network is the heart of the Care Delivery segment, the overall Care Delivery portfolio includes a range of services that meet the immediate and long-term needs of individuals living with kidney disease:

●	Azura Vascular Care provides outpatient vascular care services to individuals requiring dialysis access management in the U.S.
●	Frenova delivers a network of research sites, a diverse patient population, and the expertise to initiate clinical trials rapidly. This subsidiary works with partner sites to enroll suitable patients for renal trials and studies of adjacent conditions. Frenova also offers data analytics and licensing services, with access to one of nephrology’s largest longitudinal databases.
●	Fresenius Medical Care Renal Pharmaceuticals produces as well as distributes kidney-disease related drugs and pharmaceuticals and includes our investment in Vifor Fresenius Medical Care Renal Pharma Ltd. (VFMCRP).
●	Fresenius Physician Solutions provides practice support for nephrologists in the U.S., including management, development, and technology solutions.
●	Fresenius RX pharmacy provides dialysis medications, delivered directly to dialysis centers or to patients at home in the U.S., or even when traveling.
●	Spectra Laboratories provides renal-specific laboratory testing and processing. In February 2025, Fresenius Medical Care announced the divestment of select laboratory and testing assets to Quest Diagnostics Inc. The transaction closed in the fourth quarter of 2025 and the transitional process will continue into 2026.

For additional information regarding our other healthcare services, see Item 3.D, “Key information — Risk factors and Item 4, “Information on the Company — Regulatory and legal matters — Reimbursement — U.S.”

High-volume hemodiafiltration

In 2025, Fresenius Medical Care introduced HVHDF into clinical practice, with the goal of establishing it as a new standard of care in the U.S. dialysis industry. This therapy represents a significant opportunity to enhance patient outcomes and expand our presence in the U.S. dialysis market. In Europe and the Middle East, the Company has been treating patients successfully with HVHDF for more than a decade, underscoring its established benefits and potential for broader application.

HVHDF is a kidney replacement therapy that combines both convection and diffusion to remove solutes from the body. Unlike conventional hemodialysis, which primarily uses diffusion, HVHDF incorporates high-volume convective therapy, infusing additional fluid and removing larger middle molecules.

This therapy gained additional attention in 2023 with the release of the EU-funded CONVINCE study that compares the efficacy of HVHDF against high-flux hemodialysis (HF-HD). Starting in 2018, researchers observed more than 1,300 participants over two-and-a-half years. The results showed a 23% relative risk reduction in the hazard of all-cause mortality for patients treated with HVHDF versus HF-HD, as well as an improvement in patient-reported outcomes.

In February 2024, Fresenius Medical Care’s 5008X hemodialysis system achieved a key milestone by becoming the first FDA-approved machine capable of delivering HVHDF in the U.S. Paired with our FX CorAL dialyzer, which was already available in the U.S., the 5008X combines advanced engineering and membrane technologies to enable HVHDF. In May 2025, the Company received FDA 510(k) clearance for the updated hemodiafiltration-capable 5008X CAREsystem.

In order to establish HVHDF as a new standard of care in the U.S. dialysis industry, Fresenius Medical Care conducted a limited launch in selected Fresenius Kidney Care clinics in 2025, with a broader commercial launch planned for 2026 and beyond. As part of our long-term strategy, we are committed to replacing the entire installed base at Fresenius Kidney Care with the 5008X CAREsystem by the end of 2030, reinforcing our market leadership and driving adoption of this advanced therapy.

Value-Based Care

In 2025, Fresenius Medical Care introduced a new operating segment, Value-Based Care, which was previously part of Care Delivery in the U.S., as a key component of our FME Reignite strategy. This segmentation enhances the transparency of financial reporting, offering greater insight into the performance and drivers of each reporting segment.

By leveraging Fresenius Medical Care’s vertically integrated structure – encompassing Care Delivery, Value-Based Care, and Care Enablement – the Company aims to accelerate innovation, improve patient outcomes, drive growth, and reduce costs.

Value-Based Care drives innovation on the basis of risk-based delivery models that lower care costs by enhancing treatment quality and patient well-being, supporting planned (optimal) dialysis starts and fewer all-cause hospitalizations than the national average in the U.S. Our Value-Based Care entity, Interwell Health, leads the industry for value-based kidney care with three key differentiators:

●	Connectivity to our U.S. clinic network
●The largest nephrologist network in the U.S., with over 2,200 physician partnerships
●The most widely adopted nephrology-specific electronic health record system in the U.S.

The Value-Based Care segment achieves exceptional clinical outcomes, with optimal start rates over twice as high as the U.S. national average. In the U.S. government’s Kidney Care Choices (KCC) program, the majority of our aligned nephrology practices (called Kidney Contracting Entities or KCEs) are considered “high performers” by the program. Our KCEs contributed 80% of the entire KCC program’s gross savings in 2022 (based on the latest publicly published data available).

Care Enablement

Our deep understanding of customer needs, combined with our profound engineering expertise, forms the foundation of Fresenius Medical Care’s Care Enablement segment. To effectively serve a wide range of market segments, Care Enablement is organized around three main therapy areas: in-center dialysis, home dialysis, and critical care. Each of these units is responsible for the full product life cycle – from ideation and creation to value generation, supply chain management, and service – through to the end of the product’s life. This comprehensive approach ensures the delivery of innovative and integrated therapies across all care settings.

The products in Care Enablement’s portfolio are designed for blood purification as well as organ support and include medical devices for in-center hemodialysis and hemodiafiltration (HDF), dialyzers, concentrates for dialysate preparation, solutions and granulates, bloodlines, water treatment systems, home hemodialysis and peritoneal dialysis cyclers, peritoneal dialysis solutions, renal pharmaceuticals, acute cardiopulmonary products, apheresis products, data processing and analysis systems, and other medical devices.

Building on this broad portfolio, Care Enablement applies an integrated business model that combines product innovations with technical service, clinical training, and global commercial execution. By leveraging its global reach, operational excellence, and trusted customer relationships, Care Enablement capitalizes on synergies across the value chain, strengthens long-term partnerships, and drives sustainable growth worldwide.

Care Enablement offers healthcare products for acute and chronic kidney organ support in more than 140 countries globally, with a focus on the following therapies:

●	Hemodialysis and hemodiafiltration: These are the most common therapies to support ESKD, the last stage of chronic kidney disease, and Care Enablement is recognized as the global leader in this field. Care Enablement provides a wide range of HD and HDF systems in dialysis centers as well as those designed for use at home. Enabled by Fresenius Medical Care’s vertically integrated business model, Care Enablement plays a pivotal role in making HVHDF broadly available also in the U.S.; and by expanding its patented sodium management tool is also advancing precision medicine in dialysis at scale.
●	Peritoneal dialysis: In PD the patient’s peritoneum is used as a natural filter. Nearly all peritoneal dialysis is performed at home, and the Care Enablement portfolio includes systems and solutions for CAPD and APD.
●	Acute dialysis: In case of a sudden loss of renal function, CKRT is used in intensive care units. Fresenius Medical Care also provides a comprehensive portfolio of products for this setting.

Care Enablement’s portfolio includes dialysis systems and dialyzer options for kidney replacement therapies tailored to a wide range of clinical needs including low flux dialysis, high flux dialysis and hemodiafiltration, and offering solutions for diverse operational setups: covering every clinic, dialysis modality, patient segment, and every stage of life.

The comprehensive home dialysis portfolio, including both PD and HHD, reflects Care Enablement’s strong commitment to this growing market.

Care Enablement is making significant progress in connected health solutions – digitally linking patients and care teams to enable remote monitoring, seamless communication, and more coordinated care – with a strong presence in the U.S. and across other international regions.

We also offer extracorporeal therapy options for patients who cannot be sufficiently treated through conventional pharmaceutical regimens, including the removal of metabolic products, toxins, autoantibodies, and immunocomplexes. Our Xenios AG (Xenios) products are used for a wide range of extracorporeal gas exchange and offer a wide range of heart and lung support from partial CO2 removal up to full oxygenation. Xenios’s Novalung® is the first extracorporeal membrane oxygenation system to be cleared for more than six hours of continuous use as extracorporeal life support.

For the fiscal year 2025, healthcare products accounted for 22% of our consolidated total revenue (2024: 22%). The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other healthcare products. The following amounts exclude intercompany product sales:

Healthcare product revenue
in € M
	Year ended December 31,
	2025		2024		2023
	Total		Total		Total
	product		product		product
	revenues	% of total	revenues	% of total	revenues	% of total
Hemodialysis products	3,453	78	3,391	80	3,253	80
Peritoneal dialysis products	358	8	358	8	359	9
Other	603	14	502	12	448	11
Total	4,414	100	4,251	100	4,060	100

Renal pharmaceuticals

We continue to acquire and in-license renal pharmaceuticals to improve dialysis treatment for our patients. Below are the primary renal pharmaceuticals we have acquired or for which we have obtained licenses for use:

PhosLo®

In November 2006, we acquired PhosLo®, a calcium-based phosphate binder. Phosphate binders keep phosphorus levels in ESRD patients in a healthy range by preventing the body from absorbing phosphorus from foods and assisting the passing of excess phosphorous out of the body. We have received approval of PhosLo® in selected European countries. In October 2008, a competitive generic phosphate binder was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched an authorized generic version of PhosLo® to compete in the generic calcium acetate market. In April 2011, the FDA approved our New Drug Application for Phoslyra®, a liquid formulation of PhosLo®. In 2023, we discontinued the sale of Phoslyra in the U.S., and in 2024 we discontinued the sale of an authorized generic version of PhosLo.

Venofer® and Ferinject®

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East with Vifor (International) Ltd., a subsidiary of Swiss-based CSL Vifor (formerly Vifor Pharma Ltd.) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products; Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD patients as well as dialysis patients. Venofer® is the originator intravenous iron sucrose product, a leading intravenous iron brand in terms of volume worldwide. Ferinject® is a leading intravenous iron therapy with market authorization in 87 countries as of October 2025 and more than 34 million patient years of experience.

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

Velphoro®

As part of the agreement to create VFMCRP, CSL Vifor also contributed the asset Velphoro® (sucroferric oxyhydroxide), a novel iron-based phosphate binder, to the new company (excluding certain rights within Japan). We market the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. In January 2025, the phosphate binder class, including Velphoro® has been integrated into the U.S. dialysis reimbursement bundle with the product being separately billable under a transitional drug add-on payment adjustment (TDAPA) in 2025 and 2026 (see additional information under “— Reimbursement” below). Velphoro® has been approved in 51 countries and commercially launched in 40 countries worldwide and the VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL. In China, we received New Drug Approval in February 2023. For further information, refer to note 25 of the notes to the consolidated financial statements included in this report.

OsvaRen® and Phosphosorb®

In June 2015, VFMCRP, with CSL Vifor, was developed further. In addition to the iron replacement products Ferinject® and Venofer® for use in nephrology indications and the phosphate binder Velphoro® in our shared product portfolio, VFMCRP acquired nephrology medicines commercialized by us, including the phosphate binders OsvaRen® and Phosphosorb®. The transfer of the marketing rights was largely completed during the fourth quarter of 2015, allowing the company to further develop its sales and marketing in key European markets. Since early 2025, these products are currently not being sold subject to further regulatory clearance.

Shared product portfolio

The core of the VFMCRP model is to in-license products predominantly initiated or used by nephrologists as part of the following areas: renal anemia, mineral and bone and cardio-renal management, kidney function improvement and renal associated conditions in both dialysis dependent and non-dialysis dependent CKD. The in-licensed products are detailed below:

Mircera® (methoxy polyethylene glycol-epoetin beta) is a long-acting ESA licensed from F. Hoffmann-La Roche AG since 2015 to treat anemia associated with chronic kidney disease. A cornerstone of VFMCRP’s franchise, Mircera® offers several dosing and administration benefits, making it a market-leading product in this category. The product is currently supplied to over 5,000 dialysis clinics in the U.S. and its territories.

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

Tavneos® (avacopan) is a first-in-class rare disease treatment for anti-neutrophil cytoplasmic antibody-associated vasculitis (AAV) in adult patients. VFMCRP has licensed Tavneos® worldwide (except in the U.S., China, and other smaller Asian and Latin American countries) from ChemoCentryx, Inc., a wholly owned subsidiary of Amgen Inc. In the licensed territories, Tavneos® has been approved for the treatment of two main forms of AAV in Japan and, in combination with a rituximab or cyclophosphamide regimen, in the European Union (including Iceland, Liechtenstein and Norway), Canada, Great Britain, Switzerland, Australia, Kuwait, Israel, South Korea and Saudi Arabia. The therapy has been launched in over 20 countries across Europe, North America, Asia and the Middle East. Further launches are planned in the coming 36 months. In January 2026, the European Medicines Agency (EMA) has initiated a review of Tavneos® following concerns raised about integrity of data which had been provided with regard to a clinical trial which was the main study supporting the medicine’s marketing authorization in the EU. EMA will now review all available data to assess whether this emerging information has an impact on the balance of benefits and risks of Tavneos®.

Korsuva®™/Kapruvia®™ (difelikefalin) is the first product approved in EU and U.S. for the treatment of moderate-to-severe pruritus associated with CKD for adults undergoing in-center hemodialysis. Since 2022, VFMCRP has had a license agreement with Cara Therapeutics, Inc. (Cara) to develop and commercialize Korsuva/Kapruvia worldwide, excluding Japan and South Korea. In April 2025, VFMCRP signed an asset purchase agreement with Cara which included the transfer of all rights for Korsuva/Kapruvia and associated intellectual property. Fresenius Renal Pharmaceuticals and CSL Vifor agreed that both organizations would stop promotion of Korsuva in the US market, in 2024, following the 2023 CMS ruling that phases out the add-on payment after 2026. Neither organization has received a marketing fee since January 2024. Korsuva/Kapruvia is approved in the U.S., the EU, and other countries. Further key launches are expected in the next 12 months.

VFMCRP also own the rights to Veltassa® (patiromer), a treatment for hyperkalaemia or elevated potassium levels, outside of the U.S. and Japan. In the licensed territories, Veltassa® was launched in 15 European markets as well as Israel, Saudi Arabia, United Arab Emirates, Kuwait, Australia, Canada (by partner Otsuka Canada Pharmaceutical, Inc.), and Japan (by partner Zeria Pharmaceutical Co., Ltd.).

Global Medical Office

Our Global Medical Office plays a pivotal role in contributing clinical expertise to Fresenius Medical Care’s management, offering counsel to business leaders while maintaining close communication on the state of medicine and science in kidney disease care with the aim to connect the right care to the right person at the right time by leveraging advanced data analysis and research, as well as providing educational resources for physicians. By providing end-to-end medical-scientific leadership and clinical governance, including the generation and translation of clinical evidence, the Global Medical Office was pivotal in enabling the launch of HVHDF in the U.S. Its coordinated efforts established the clinical confidence and governance framework required to safely initiate HVHDF in U.S. practice, thereby demonstrating the clinical feasibility of implementing HVHDF in the U.S. healthcare setting. The planned rollout of hemodiafiltration therapy across the Company’s U.S. Fresenius Kidney Care dialysis centers represent a critical advancement in kidney replacement therapy (KRT) to patients in the U.S., signifying a breakthrough for the nephrology community.

Major markets and competitive position

To obtain and manage information on the status and development of global, regional, and national markets, we have developed internal market analysis tools. We use these tools within the Company to collect, analyze, and communicate current and essential information on the dialysis market, developing trends, our market position, and those of our competitors. Except as otherwise specified herein, all market patient and other market data in this report has been derived using our internal market analysis tool.

For some of these tools, country by country surveys are performed annually which focus on the total number of patients treated for ESRD, the treatment modalities selected, products used, treatment location, the structure of ESRD patient care providers, and other metrics. These surveys have been refined since inception to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. Questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent publicly available sources of national ESRD information (e.g. registry data or publications, if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. New and updated information from countries, along with refinements to internal market analysis tools, may lead to retroactive adjustments of previously made statements and estimates concerning future developments. While we believe the information contained in our internal market analysis tools and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our internal market analysis tools are derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information.

According to our estimates, the volume of the global dialysis market grew to around €81 to 85 BN in 2025 (2024: €80 to 84 BN). We estimate the following approximate breakdown for this market volume: around €16 BN (2024: €16 BN) for dialysis products and the remainder for dialysis services (including dialysis drugs).

The number of dialysis patients globally is increasing at a rate of 4% to 5% each year to around 4.5 M in 2025 (2024: 4.3 M) and is expected to reach around 7 M people by 2035, according to our estimates. Fresenius Medical Care is a global leader in dialysis care, providing treatment to about 7% of all dialysis patients (2024: 7%). At the end of 2025, we provided dialysis services for 291,902 people in our network of dialysis centers (2024: 299,352). The geographical breakdown according to patients treated can be found in the following chart:

Fresenius Medical Care is also the global market leader for dialysis products in general. Products made for use in our own dialysis centers or for sale to third-party customers accounted for a market share of around 35% in 2025 (2024: around 35%). Furthermore, in hemodialysis products alone, Fresenius Medical Care is the leading provider, holding over 40% of the global market share in 2025 (2024: over 40%).

Dialyzers for HD are the largest product group in the dialysis market with a worldwide sales volume of around 450 M units in 2025 (2024: 430 M). Approximately 171 M (around 38%) of these were made by Fresenius Medical Care (2024: 175 M or around 40%), giving us the biggest market share, by far. HD machines constitute another key component of our product business. Here, too, Fresenius Medical Care is the market leader. Of the estimated 110,000 machines installed in 2025 (2024: 100,000), around 56,000, or around 50% (2024: 51,000 or around 50%), were produced by Fresenius Medical Care. The Company holds the largest share of the HHD market. In 2025, more than 75% (2024: more than 75%) of all patients performing HHD utilized a dialysis machine from Fresenius Medical Care.

Furthermore, Fresenius Medical Care holds a strong position in the market for PD products: Around 14% (2024: around 14%) of all PD patients use products made by the Company.

The overall market for dialysis care services in the U.S. is consolidated. Across all market segments, Fresenius Medical Care treats around 37% of all dialysis patients here (2024: 37%). In the U.S., home dialysis is becoming increasingly important. In 2025, about 16% (2024: 16%) of our U.S. dialysis treatments were performed at home. Outside the U.S., the dialysis services business is much more fragmented. With 979 dialysis centers (2024: 1,051) and approximately 86,400 patients (2024: 92,900), Fresenius Medical Care operates the largest network of clinics.

Our competitive environment is described in more detail below:

Healthcare Services. We operate in a competitive, international market environment and are, therefore, subject to certain trends, risks, and uncertainties that could cause actual results to differ from our projected results. The major trends affecting the markets in which we operate are: the aging population and increased life expectancies, shortage of donor organs for kidney transplants, and increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD, all of which contribute to patient growth. In the U.S. and other markets in which dialysis is readily available, additional trends are:

Trends in the developed markets:

●	improvements in treatment quality, which prolong patient life;
●	stronger demand for innovative products and therapies;
●	advances in medical technology;
●	ongoing cost-containment efforts and ongoing pressure to decrease healthcare costs, resulting in limited reimbursement rate increases;
●	reimbursement for the majority of treatments by governmental institutions, such as Medicare and Medicaid in the U.S.; and
●	challenges in certain labor markets.

Trends in the emerging markets:

●	increasing national incomes and hence higher spending on healthcare;
●	improving standards of living in developing countries, which make life-saving dialysis treatment available;
●	consolidation of providers (e.g. hospital chains);
●	consolidation of healthcare insurers with pricing pressure on providers; and
●	privatization of healthcare providers.

Our largest competitors in the dialysis services industry include DaVita, Inc., Diaverum AB, B. Braun SE, U.S. Renal Care, Inc., and Nephrocare Health Services Limited (NephroPlus).

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

Products: We compete globally in the product market which is largely segmented among in-center hemodialysis, peritoneal dialysis, home hemodialysis, and renal pharmaceuticals. Our competitors include:

Akebia Therapeutics, Inc.	Guangdong Biolight Meditech Co., Ltd.	Nipro Corporation	Shandong Weigao Blood Purification Products Co., Ltd
Ardelyx Inc.	JMS Co., Ltd	Outset Medical, Inc.	Takeda Pharmaceutical Company Limited
Asahi Kasei Medical Co., Ltd	Mozarc Medical Holding LLC	Physidia SAS	Toray Medical Co., Ltd.
B. Braun SE	Nikkiso Co., Ltd.	Quanta Dialysis Technologies Inc.	Vantive Health LLC
Bain Medical Equipment (Guangzhou) Co., Ltd	Ningbo Tianyi Medical Appliance Co., Ltd.	Sanofi S.A.

We have invested significantly in developing proprietary processes, technologies, and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

Corporate strategy and objectives

Introducing the new strategy

At its Capital Markets Day in June 2025, Fresenius Medical Care introduced its new FME Reignite strategy. FME Reignite sets the ambition to deliver both industry-leading outcomes and margins with above-market growth, positioning the Company to lead kidney care through exceptional patient care and innovation.

FME Reignite is based on three strategic priorities: strengthening our core operations, driving profitable growth and innovation, and developing and strengthening our culture. It reflects a greater focus on our overall portfolio, which has now been reorganized into three reporting segments including Value-Based Care as a new stand-alone segment. Our strategy is guided by our vision of “Creating a future worth living. For patients. Worldwide. Every day.” This takes Fresenius Medical Care from the successful transformation and turnaround phase of recent years to a new chapter of accelerated growth and innovation, designed to build on and strengthen our role as a leader in kidney care.

Leveraging the power of vertical integration

Vertical integration as the foundation for FME Reignite

Vertical integration is at the root of Fresenius Medical Care’s business model and our FME Reignite strategy. It creates a basis to deliver industry-leading treatment, outcomes, and economics across our three operating segments, Care Delivery, Value-Based Care, and Care Enablement, as well as improve patient outcomes, unlock efficiencies, and reinforce synergies across kidney care. The Company is taking vertical integration to the next level and harnessing its capabilities across the different businesses. This means bringing together different parts of our organization with the goal of providing best-in-class products and services for our patients and customers. By doing so, Fresenius Medical Care is uniquely positioning itself to create value through a powerful cycle of innovation and care.

Introducing Value-Based Care as a new operating segment

As part of the new strategy and in recognition of the growing importance of this field, Fresenius Medical Care introduced Value-Based Care as a separate segment, with the aim of sharpening the segment´s profile and boosting transparency. The segment comprises Fresenius Medical Care´s Interwell Health value- and risk-based care programs with public and private payors in the U.S. to provide long-term care to patients with CKD and ESKD. It leverages vertical integration through the company-wide use of patient and clinic data, treatment insights and medical innovation, and supports practice management and relationships with over 2,200 partner nephrologists, while aiming to reduce total medical cost.

Transforming the standard of care with high-volume hemodiafiltration in the U.S.

High-volume hemodiafiltration provided by Fresenius Medical Care’s 5008X CAREsystem aims to set a new standard in the treatment of kidney patients and is a good example of the benefits of vertical integration. With Food and Drug Administration (FDA) clearance secured, the Company prepared for commercialization in the U.S. in the course of 2025, with full market launch planned for 2026. HVHDF is supported by extensive international clinical evidence, e.g., the European-funded CONVINCE study, and results in improved patient outcomes compared with conventional hemodialysis.

Three key strategic priorities

FME Reignite is founded on three levers to implement the strategy throughout the Company:

●	Strengthening core operations: By delivering operational excellence with the Company’s core assets in its leading market positions, it will drive scalable, high-quality care to further enhance patient health and increase agility and operational efficiency through more standardized and improved operations as well as focused investments in technology and special programs.
●Driving profitable growth and innovation: By increasing R&D efficiency with a global product platform and products, targeting a new standard of care with the U.S. launch of high-volume hemodiafiltration, growing the clinic network in selected international markets, and driving AI-powered transformation in patient care, we will further drive profitable growth and enhance clinic outcomes and patient safety.
●Developing together and advancing our culture: By focusing on its people, Fresenius Medical Care intends to become the employer of choice in healthcare, attracting, retaining and engaging the best talent with a passion to make an impact, while living its new core values: We care. We connect. We commit.

New capital allocation framework

Alongside its FME Reignite strategy, Fresenius Medical Care has introduced a new capital allocation framework which allows the Company to balance and achieve three objectives: investing in the core business, optimizing the capital structure, and returning excess capital to shareholders. The framework foresees a dividend payout ratio of 30% to 40%, complemented by a share buyback program with a total volume of €1 BN, which is expected to be completed in less than a year, significantly earlier than originally planned. The Company earmarks annual capital expenditures of around €0.8 BN to €1.0 BN between 2025 and 2030 to drive profitable growth in the core businesses and support innovation. Through 2030, the Company expects to generate operating cash flow of at least €2.5 BN annually to support the capital allocation framework. A strong balance sheet, financial flexibility, and a commitment to a sustainable investment grade rating are key aspects of the financial policy. As part of this consistent focus on our new dividend policy, Fresenius Medical Care lowered its self-imposed target band for the net financial leverage to between 2.5x and 3.0x (previously: 3.0x to 3.5x). This supports our stated goal of enabling attractive returns of excess capital to our shareholders.

Portfolio update

Overall, Fresenius Medical Care is making strategic decisions about the market segments it invests in and how to ensure success in those segments, ensuring that the portfolio remains aligned with our strategy and supports the future direction of the Company.

Measures undertaken to optimize our portfolio in 2025 included the divestment of clinic operations in a few countries, including Brazil, Malaysia, and Kazakhstan. Furthermore, we divested select assets of Spectra Laboratories in the U.S. in the fourth quarter 2025.

Integrating sustainability

In line with our FME Reignite strategy, sustainability continues to be an integral part of our business approach and supports our efforts across each of our strategic priorities. Sustainability is embedded in the Company’s vision, mission, and strategic planning, reflecting our commitment to addressing global healthcare challenges and maximizing the impact. Fresenius Medical Care manages sustainability risks and opportunities by prioritizing areas such as operational efficiency, customer needs and employer attractiveness. Our strategic sustainability goals are designed to create value for our business and stakeholders, with a focus on advancing care for patients, empowering people to contribute to a sustainable future, and driving sustainable operations and design. Sustainability performance related to patients and employees is directly tied to the short-term incentives for the Management Board and senior executives, while the long-term incentive plan is linked to our environmental performance.

For further information, see “— Environmental Management” and Item 6.B, “Directors, senior management and employees — Compensation,” below.

Medium-term aspirations

The FME Reignite strategy is designed to enable Fresenius Medical Care to enter a phase of accelerated growth and innovation that builds on the Company’s successful turnaround and transformation processes. By leveraging vertical integration within our Company, focusing on our three strategic priorities, and allocating capital in a disciplined way, we aim to achieve superior outcomes for patients, supported by a strong physician network, and create sustainable value for our shareholders. The FME Reignite strategy supports our aspiration to achieve industry-leading profitability with an operating income margin in the mid-teens percentage range by 2030.

Customers, marketing, distribution and service

We sell most of our products to dialysis clinics, hospitals, and other specialized treatment clinics. A synergistic relationship among our sales, marketing, and R&D personnel enables real-world insights from the field to be incorporated into our product development process. We maintain a direct sales force of trained salespersons engaged in the sale of hemodialysis and peritoneal dialysis as well as acute dialysis products and products for critical care. International sales teams engage directly with healthcare professionals and, together with marketing, represent us at industry events, while our clinical nurses provide support, training, and assistance to customers. We offer customer service, training, and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products.

Our distribution network is designed for efficiency, with products moving from factories to central warehouses, then to regional facilities. We also provide direct-to-patient delivery for home dialysis products and offer direct shipping to healthcare facilities for certain product lines. To maximize our reach, we employ a combination of local sales forces, independent distributors, dealers, and sales agents to ensure our products are accessible worldwide.

Sales of dialysis products to Iran

We actively employ comprehensive policies, procedures, and systems to ensure compliance with applicable controls and economic sanctions laws. We allocate resources to design, implement, and maintain a compliance program specific to our U.S. and non-U.S. activities. Additionally, our dedication to providing its life-saving dialysis products to patients and sufferers of ESRD extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, our product sales to Iran from Germany are not subject to the EU’s restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Implementing Regulation (EU) 2025/1559 of July 25, 2025 implementing Regulation (EU) No 267/2012 concerning restrictive measures against Iran, as the Company’s products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because our sales to Iran were and are made solely by our German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 (ITSR) and are not eligible for licenses from the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because we do not have a U.S. parent company and are not in any other way owned or controlled by a U.S. person, as those terms are used in ITSR § 560.215(a), and our affiliates involved in Iran-related transactions are also not “owned or controlled” by a U.S. person. That we have a U.S. subsidiary does not cause the ITSR to apply to our Iran-related transactions (because the sales by our non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC’s public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

During the year ended December 31, 2025, we sold approximately €11.8 M of dialysis products to an independent distributor. This distributor further distributes the products to other foreign distributors for resale, processing, and assembling in Iran. The products included fiber bundles, dialysis concentrates, dialysis machines, parts, and related disposable supplies. The sales of these products generated approximately €6.8 M in operating income for the year ended December 31, 2025. All such sales were made by our German subsidiaries. Based on information available to us, we believe that most products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the “Government of Iran” as defined in ITSR § 560.304. Our 2025 sales to Iran represent approximately 0.06% of our total revenues. We have no subsidiaries, affiliates, or offices, nor do we have any direct investment or own any assets, in Iran. In light of the humanitarian nature of our products and the patient communities that benefit from our products, we expect to continue selling dialysis products to Iran, provided such sales continue to be permissible under, or excluded from, applicable export control and economic sanctions laws and regulations.

Patient, physician and other relationships

We believe that our success in establishing and maintaining healthcare centers, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals, and integrated care organizations. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists as medical directors for our dialysis clinics and receive referrals from nephrologists, hospitals, post-acute care facilities, and general practitioners.

Medicare program regulations rely on Conditions for Coverage rules for ESRD facilities which require that each dialysis clinic shall have a medical director who is responsible for overseeing the delivery of patient care and outcomes at the dialysis clinic. The medical director must be board-certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology, and have at least twelve months of experience providing care to patients undergoing dialysis. We have engaged physicians or physician practices to serve as medical directors for our outpatient dialysis centers, home dialysis programs, and inpatient dialysis service relationships with hospitals. The compensation of our medical directors and other contracted physicians is negotiated individually in arm’s length negotiations and is based on the anticipated workload for each clinic or program the medical director will oversee, as well as any unique market factors such as, for example, the lack of availability of alternative options within the market. The total annual compensation of the medical directors is to be in place for a term of at least one year and the medical directors agree to seek to continue to improve quality, safety, and efficiency. We have developed internal processes with the goal of setting the compensation of our medical directors at fair market value.

Almost all contracts we enter into with our medical directors in the U.S., as well as the typical contracts which we obtain when acquiring existing clinics, contain non-compete clauses concerning certain activities in defined areas for a defined period of time. These non-compete agreements restrict the physicians from owning or providing medical director services to other outpatient dialysis centers, but these clauses do not restrict the physicians from performing patient services directly at other locations/areas or referring patients to other facilities. We do not require physicians to send patients to us or to specific clinics.

In addition to our dialysis clinics, a number of our other healthcare centers employ or contract with physicians to provide professional and administrative services. We have financial relationships with these physicians in the form of compensation arrangements for the services rendered. We have processes in place to negotiate these contractual arrangements in compliance with federal and state laws applicable to financial relationships with physicians, such as the Stark Law and the Anti-Kickback Statute.

A number of the dialysis clinics and other healthcare centers we operate are owned or managed by entities in which we hold a controlling interest and one or more hospitals, physicians, or physician practice groups hold a minority interest. We have granted holders of these minority interests put options or similar rights under which we could be required to purchase all or part of the minority owners’ noncontrolling interests. See notes 1 a) and 26 of the notes to our audited consolidated financial statements included in this report.

We also have agreements with physicians to provide management and administrative services at healthcare centers in which physicians or physician groups hold an ownership interest and agreements with physicians to provide professional services at such healthcare centers. Our relationships with physicians and other referral sources relating to these entities must comply with the federal Anti-Kickback Statute and Stark Law. There is a safe harbor under the Anti-Kickback Statute for certain investment interests in small entities. Investments by physicians and other referral sources in these entities have been designed to comply with the federal Anti-Kickback Statute and Stark Law, but they do not satisfy all of the requirements for safe harbor protection under the Anti-Kickback Statute. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician-owned entities that fall outside the safe harbors are not, by definition, prohibited by law but continue to be subject to legal scrutiny.

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

We have received civil investigative demands from the U.S. Federal Trade Commission (FTC), the Florida Attorney General, and the Washington Attorney General requesting information regarding our conduct in acquiring medical director services and providing dialysis service, including information related to restrictive covenants such as non-competes with physicians. For further information, see Item 3.D, “Key information — Risk factors” and note 25 of the notes to our audited consolidated financial statements included in this report.

Capital expenditures

We invested, by operating segment, the gross amounts shown in the table below during the years ended December 31, 2025, 2024, and 2023.

Capital expenditures (gross)
in € M
	2025	2024	2023
Capital expenditures for property, plant and equipment and capitalized development costs
Care Delivery	323	355	332
Value-Based Care	0	1	1
Care Enablement	592	343	352
Total	915	699	685

Acquisitions, investments, purchases of intangible assets and investments in debt securities
Care Delivery	50	35	55
Value-Based Care	0	2	0
Care Enablement	60	68	83
Total	110	105	138

For additional information regarding our capital expenditures, see Item 5.IV, “Operating and financial review and prospects — Financial position.”

Acquisitions and investments

A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire healthcare businesses, particularly dialysis clinics, on mutually beneficial terms. In the U.S., physicians and others who own dialysis operations might decide to sell their clinics (or investment interests in their clinics) to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care, and to realize a return on their investment. Outside the U.S., doctors might determine to sell to us and/or enter into certain relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. Privatization of healthcare in Eastern Europe and Asia could present additional acquisition opportunities. We believe we are also viewed as a valuable strategic healthcare partner outside the dialysis business due to our experience in managing chronic disease for dialysis patients, our record of improving quality and patient satisfaction, reducing the overall cost of care, and our leadership in advancing innovation and improvement in healthcare.

For a discussion of our 2025, 2024, and 2023 acquisitions and investments, see Item 5, “Operating and financial review and prospects — IV. Financial position — Net cash provided by (used in) investing activities.”

Production

We operate modern development, production, and distribution facilities worldwide to meet the demand for our dialysis products and other healthcare products. We have invested significantly in developing proprietary processes, technologies, and manufacturing equipment resulting in a competitive advantage in manufacturing our products. Production facilities and distribution centers are located around the world, with many strategically positioned to reduce transportation cost and facilitate the distribution of products to our customers.

The following table describes the countries in which we produce, manufacture or assemble products globally:

Production overview by country
Home
		Peritoneal				hemodialysis
	Hemodialysis	dialysis		Polysulfone		products and
	machines	cyclers	Dialyzers	membranes	Bloodlines	components
China	✓		✓		✓
France			✓	✓
Germany	✓	✓	✓	✓		✓
Italy						✓
Japan			✓	✓
Mexico	✓	✓			✓	✓
Serbia					✓
Türkiye					✓
U.S.			✓	✓

In addition, we manufacture hemodialysis concentrate products and PD solutions at various facilities worldwide.

Procurement

We manage the procurement of raw materials and semi-finished goods used in the manufacturing of renal products globally. This global approach enables us to:

●	enhance the efficiency of our processes,
●	optimize cost structures,
●	improve returns on our capital invested in manufacturing,
●	respond quickly,
●	maintain high quality and safety standards, and
●	lessen risks in our supply chain to ensure supply availability.

Our procurement risk mitigation efforts include the development of partnerships with strategic suppliers through framework contracts, maintaining, where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), incorporating measures to prevent loss of suppliers such as continuous supply chain monitoring, and the creation of risk mitigation strategies to increase supply chain resilience, particularly for primary and secondary suppliers located in countries with unpredictable geopolitical landscapes.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive supplier relationship management and risk management systems connect all our global procurement activities to enhance global transparency, ensure compliance with our Global Code of Conduct for Business Partners, standardize processes, and enable the constant monitoring of our projects and supplier-related activities.

With close to €8.0 BN of addressable spend per year purchased from over 70,000 external suppliers, procurement is a function having a significant operational and financial impact on the Company. Effective January 1, 2025, ProCure Medical GmbH (PMG), our subsidiary, commenced operations as our global procurement company. PMG focuses on global category management, strategic sourcing, and supplier partnering in spend areas that we believe provide opportunities to capture incremental value through leveraging our procurement scale and skills above the country and regional levels. Overall, we anticipate that PMG will strengthen procurement’s strategic role within the Company and sharpen alignment with the goals and ambitions of the FME25+ Program.

Quality assurance and quality management in dialysis care

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

We have been successful in the continued harmonization of the major management systems in all manufacturing and development sites outside the U.S., the International Organization for Standardization (ISO)-certified marketing and sales sites in the EMEA region and the EU legal manufacturer under one globally harmonized management system (GMS). The GMS fulfills ISO 13485:2016, ISO 9001:2015 and ISO 14001 standards, the Medical Device Single Audit Program (MDSAP) underlying regulatory requirements, the Medical Device Directive 93/42/EEC as well as Regulation (EU) 2017/745 of April 5, 2017 on MDR, which have been implemented in the design, manufacture and distribution sites outside the U.S. (See also “Regulatory and Legal Matters — Facilities and Operational Regulation” below). Every medical device plant outside the U.S. has a local quality management system (QMS) directed by GMS that is certified either to ISO 13485:2016 and/or ISO 9001:2015 under MDSAP. Our operations in the U.S. continue to be governed under our North American Management System in compliance with U.S. FDA regulations. Where applicable, each site also complies to the Medical Device Directive 93/42/EEC, the MDSAP underlying regulatory requirements and additional national requirements based upon target markets and countries of manufacturing. Plants producing products with the Conformité Européene mark are in compliance with the EU MDR and our product portfolio is in the transition process to obtain EU MDR conformity in line with legal timelines until May 2028. The QMS of each site is reviewed through periodic corporate and local management reviews as well as internal audits.

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

At each of our dialysis clinics in the U.S., a quality assurance committee is responsible for reviewing quality of care data, choosing local quality improvement projects and monitoring the progress towards achieving the quality targets which are informed by KDOQI, KDIGO and the Quality Agenda established by the Fresenius Medical Care North America (FMCNA) Medical Office. A rigorous scoring system, Clinical Quality Score, reports trends in outcomes and performance comparison among all levels of the organization. Visual representation of key performance indicators can be viewed in increasing levels of detail to provide transparency of results. We continue to develop and implement programs and tools to assist in achieving our quality goals. These include treatment algorithms based on best medical evidence, outlier management teams, and technology to highlight opportunities for improvement at the dialysis chairside.

The Medicare Improvements for Patients and Providers Act of 2008 created the ESRD quality incentive program under which dialysis facilities in the U.S. that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%. These programs blend the CMS quality standard measures with industry baselines in an effort to improve quality of care through a pay-for-performance program that operates as a part of the ESRD PPS. See Item 5. “Operating and financial review and prospects — II. Financial condition and results of operations — Overview.”

Outside the U.S., the Care Delivery International (CDI) Clinic Quality Management Department (CQM) is responsible for establishing and maintaining our internal quality management systems in the EMEA and Asia Pacific (APAC) regions. Currently established QMS play a critical role in meeting quality and safety, legal and normative requirements in country organizations and dialysis clinics. As the dialysis industry-related requirements are highly regulated in the EMEA region, the establishment and maintenance of a quality management system is a mandatory requirement to maintain the validity of clinic licenses. CDI QMS performs its scoping procedures according to local legal requirements and Company requirements across EMEA and APAC. As such, both CDI CQM and country quality managers share responsibilities for defining, controlling and mitigating the quality, safety and clinical risks during the audit process as well as ensuring a continuously improving system. The CDI QMS audit program is performed at both the country and clinic level by systems, environmental, health and safety, nursing and medical expert auditors. The audit program has a non-conformity rating strategy focusing on risk assessment and, by utilizing regular audits, our clinical compliance status can be monitored regularly. We use different tools and systems together with CDI QMS to monitor our compliance status and performance of countries and clinics, including performance management tools such as balanced scorecards. In EMEA and APAC, respectively, 601 and 125 dialysis centers clinical and operational performance are measured via the CDI Balanced Scorecard. We also utilize a Power BI tool to monitor non-conformities and respective corrective actions by all levels of the organization. Additionally, regular management and operational review meetings are held at both corporate and country levels to address and respond to risks.

Specific to our Value-Based Care operating segment, we partner with payors, the Centers for Medicare and Medicaid Innovation (CMMI), nephrology practices, dialysis clinics, and transplant providers across the U.S. to help improve efficiency, health outcomes, and quality of care for aligned CKD and ESRD patients. Performance in each contract is measured by our ability to meet specific quality metrics, such as optimal starts, patient engagement, and delaying disease progression, as well as our ability to lower the total cost of care, through deploying care management tactics that help avoid hospitalizations and ensure that patients are receiving timely, holistic care and are appropriately connected to a nephrologist. To monitor our progress in meeting Value-Based Care contract performance and quality savings goals, our Value-Based Care segment aligns its company sub-goals to patient outcomes and quality improvement. These sub-goals are routinely assessed and evaluated by all levels of the Company, ensuring Value-Based Care’s focus remains on delivering quality outcomes for patients that lower the total cost of care. In addition, Value-Based Care also uses tactics such as call monitoring, patient surveys and feedback, and data science to monitor and improve the quality of care provided throughout the year as well.

Environmental management

Environmental management in the healthcare sector involves balancing environmental responsibility with high-quality patient care. Providing patient care and the manufacturing of our life-sustaining products require significant amounts of energy, water, and other resources. We develop strategies that minimize environmental impact while maintaining safety and efficiency.

To verify compliance with environmental laws, local regulations, certifications, and internal guidelines, our production sites, distribution centers, laboratories, and dialysis clinics undergo both internal and external audits. Our employees are kept informed about environmental topics through internal articles, workshops, Q&A sessions, and targeted training.

The Management Board oversees strategic environmental matters, including the approval of the overarching environmental strategy and global targets. It supervises global environmental policies and receives updates from the Global Head of Sustainability on the implementation of measures and progress toward global targets throughout the year. The Management Board, relevant business units, and global functions support resource allocation, and identify, prepare, and implement sustainability projects at all levels. The Supervisory Board also receives updates during the year on implementation and progress related to the environment.

In recent years, there have been price increases and volatility in energy markets that could impact our financial position, for example, through the impact of vPPAs. While energy risks can be managed, they cannot be entirely eliminated, especially given potential supply challenges. Additionally, growing regulatory and market pressures may require a faster transition to renewable energy sources, potentially driving up operational costs. Generating and procuring renewable electricity in the markets where we operate can lead to cost savings, positive cash flows, and operational improvements. Examples include vPPAs, extending energy efficiency projects, and replacing energy sources, such as transitioning from gas to electricity. As a global healthcare company with production sites and clinics worldwide, we could be subject to potential physical risks posed by climate change. These may include floods, storms, heatwaves, droughts, and water stress, which could disrupt operations, affect infrastructure, and impact service continuity.

We continue to evaluate the potential financial impact of transition scenarios on our assets and our business model. We anticipate being able to secure access to financing, retain options for asset deployment flexibility, adapt our product and service offerings as market conditions evolve, and develop workforce capabilities aligned with climate transition requirements. This assessment is based on professional judgment, considering our climate targets, including actions such as our renewable electricity purchasing strategy, water strategy, and our forward-looking environmental risks management.

We generate and source renewable electricity in the markets where we operate. This can lower costs and improve cash flow. In 2024, we entered into five vPPAs, which are long-term purchase agreements with wind and solar parks. Three sites started producing electricity in 2024. Since January 2025, all sites have been operational and supplied electricity for the entire year. The contracts have terms ranging from 10 to 15 years. For further information regarding the impact of vPPAs on our consolidated financial statements, see note 26 of the notes to the consolidated financial statements included in this report.

In 2025, our Management Board extended our climate targets to include a net-zero goal, which has been validated by the Science Based Targets initiative (SBTi). Alongside existing climate targets, we now aim to achieve net-zero across our entire value chain by 2050, based on SBTi criteria. According to our validated net-zero target, we need to reduce our combined scope 1 and market-based scope 2 emissions, as well as our combined scope 3 emissions, by 90% compared to their respective base years by latest 2050.

In addition to the long-term target noted above, we have also established near-term and interim targets. By 2030, we plan to reduce our scope 1 and 2 emissions by 50% (457,866 tCO2e) compared to our 2020 base year (915,732 tCO2e) across our global operations. We have set two near-term scope 3 targets, covering six scope 3 categories and over 72.5% of total scope 3 emissions. With the first target we aim to reduce our combined scope 3 emissions from the following three categories by 25% compared to our scope 3 baseline year 2024: fuel- and energy-related activities, business travel, and use of sold products. As a second target, we have set a supplier engagement target to actively involve suppliers in reducing their scope 1 and 2 emissions. We expect the suppliers responsible for 70% of our scope 3 emissions in the three categories – purchased goods and services, capital goods, and upstream transportation and distribution – to set science-based emission reduction targets. Our target covers 1,206,929 tCO2e from these categories (around 39% of scope 3 emissions). In 2025, we verified that 11% of emissions in these categories were covered by suppliers that have set SBTi targets. We remain committed to our more ambitious scope 1 and 2 target established in 2022. We aim to achieve a 90% reduction of our combined scope 1 and market-based scope 2 emissions by 2040 and expect to meet the SBTi validated target ten years in advance.

Management Board and managerial staff member compensation has also been directly linked to our emissions targets and its effect on our financial statements is described in note 23 of the notes to the consolidated financial statements included in this report. Management Board compensation is also described in Item 6.B, “Directors, senior management and employees — Compensation,” below.

In 2025, our scope 1 and 2 emissions totaled 649,608 tCO2e (2024: 687,439 tCO2e), a reduction of over 29% from our baseline (annual average reduction of 5.8% since 2020). Scope 1 emissions increased by 1.2% and market-based scope 2 emissions decreased by 12.9%. This decrease is mainly due to renewable electricity from our vPPAs. In 2025, the scope 3 emissions covered by our emissions reduction target increased by around 3% compared to our baseline. This is the result of increased sales and the resulting emissions from the use of sold products.

Patents and patent licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 7,800 patents and patent applications in major markets.

Technologies that are the subject of granted patents or pending patent applications include aspects of our hemodialysis, peritoneal dialysis, and critical care treatment systems, relating to both single-use products and treatment machines.

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

Our principal trademarks and corporate names are or comprise the designation “Fresenius Medical Care” which we use stand-alone or together with the V-shaped design element (the FME super-sign) in our corporate logo. The use of the “Fresenius” name in our trademarks and corporate logo is based on a perpetual, royalty-free license from Fresenius SE, our major shareholder.

The original Trademark License Agreement dated September 27, 1996 (Original Trademark License Agreement) remains in force after our Conversion and related deconsolidation from Fresenius SE as amended by the Long Form of Amendment to the Original Trademark License Agreement dated December 23, 2025 (Trademark License Agreement). The amended scope of the rights to use the Licensed Marks and/or the “Fresenius” name in the Worldwide Territory for products and/or services in different business fields shall only be governed by the Trademark License Agreement and reflects the current scope of business of Fresenius SE and the Company. Other amendments/clarifications concern, inter alia, standards regarding the use of the “Fresenius” name (details to be defined in Branding Guidelines, jointly developed by Fresenius SE and the Company), limits on the current and future stand-alone use of the “Fresenius” name by us, the introduction of customary termination rights and the introduction of reporting obligations regarding any harmful use of the Licensed Marks and/or of “Fresenius” name. See Item 7.B, “Related party transactions — Trademarks.” The Trademark License Agreement has been filed as an exhibit to this report.

Risk management

We see risk management as the ongoing task of determining, analyzing and evaluating the spectrum of actual and potential risks arising from our business operations in our environment and, where possible, taking preemptive and corrective measures. Our risk management system provides us with a basis for these activities. It enables management to identify risks that could jeopardize the achievement of our strategic objectives or going concern and to take steps to minimize any negative impact. Accordingly, it is a vital component of our management and governance.

Risk management system

The main objective of the risk management system is to identify potential risks as early as possible to assess their impact on business activities and enable us, where necessary, to take appropriate countermeasures. Due to the constantly changing external and internal environment, our risk management system is continuously evolving. In the past fiscal year, we expanded our enterprise risk management system to include new functions and segments. In addition, we developed a new training concept to further improve the effectiveness and outcomes of the enterprise risk management system.

The organizational structure of our corporate risk management as well as the processes described below are shown in the following overview:

The structure of the risk management system is based on the internationally recognized framework for company-wide risk management, the “Enterprise Risk Management - Integrated Framework” of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Additionally, sustainability-related risk management is part of our risk management system.

As part of the risk management system, risk coordinators, utilizing risk management software, assume the task of coordinating risk management activities within our risk management segments, in particular for risk identification and assessment with individual risk owners by means of, among other things, workshops, interviews and queries. These activities relate to existing and potential emerging short-term as well as mid-term risks. Semi-annually, identified risk information is processed by the risk coordinators and reviewed by the respective heads of general and administrative (G&A) functions, which is followed by further discussion and review in risk committees. Subsequently, the corporate risk management function gathers the risks and risk responses from risk management segments, analyzes and discusses them in the corporate risk committee, and communicates the compiled results to the Management Board. The analysis of the risk situation also includes determining the degree of a potential threat to our going concern by aggregating all risks with the aid of a software-supported risk simulation.

The Management Board and corporate risk management are promptly informed of new risks that are estimated to be high or develop into high risks in order to ensure appropriate responses (see Item 5. “Operating and financial review and prospects — VI. Risk matrix” regarding the classification of risks). The effectiveness of the risk management system is monitored by the Audit Committee of the Supervisory Board which also receives risk reporting information. Finally, the Supervisory Board is also informed about the risk situation.

In addition to risk reporting, standard reporting to management is a crucial tool for managing and controlling risks as well as for taking preventive measures in a timely manner. Therefore, our Management Board is informed monthly about the industry situation, our operating and non-operating business, and the outcome of analyses of our earnings and financial position, as well as of our assets position on a quarterly basis.

The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of our end-to-end processes, management systems, departments, subsidiaries, and information technology (IT) processes worldwide each year. Determined risk focus areas are audited across all business segments. The department works according to the internationally accepted standards of the Institute of Internal Auditors, which was confirmed by a quality assessment in 2022. The next quality assessment is planned for 2026, based on the revised standards of the Institute of Internal Auditors. The scope of individual audit engagements is risk-focused and involves, among other activities, periodic assessment of the effectiveness of controls (including legal and compliance controls) over business processes, IT security, the reliability of financial reporting, and compliance with accounting regulations and internal policies. Since 2021, Global Internal Audit has conducted third-party audits of selected sales intermediaries to give assurance that business transactions with our products are in accordance with applicable compliance standards.

The “objects” to be audited are determined annually based on an audit universe, i.e. a selection model taking various risks and materiality into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

The Global Internal Audit department is also responsible for monitoring the implementation of measures mitigating identified deficiencies. The Management Board is informed about the mitigation status on a quarterly basis. The Audit Committee of the Supervisory Board is also informed of the audit results. In 2025, a total of 24 audits and 15 sales intermediary audits conducted. Risk focus areas were compliance, FCPA, governance and ESG.

Nevertheless, it is important to note that a functioning and adequate risk management system cannot guarantee that all risks are fully identified and controlled.

For information regarding our risk management processes relating to environmental matters, including climate change, see “— Environmental Management” above. For information regarding our risk management processes relating to cybersecurity, see Item 16K, “Cybersecurity” in this report.

Internal control and risk management system for the Company’s accounting process

Our internal control system over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Our reporting process is designed for reliable recording, processing, and control of financial data and key disclosures. In addition, the Management Board and the departments responsible for preparing the consolidated financial statements discuss key parameters, assumptions, and estimates that substantially affect the externally reported consolidated and segment results. The Audit Committee of the Supervisory Board also reviews current quarterly results and compares them with budgets and projections.

The internal control system contains guidelines and instructions designed for the appropriate and accurate recording and presentation of Company transactions within financial reporting.

Further control mechanisms aimed at achieving reliable financial reporting and correct recording of transactions within the accounting and the consolidation process include automated and manual reconciliations as well as the organizational separation of certain functions to prevent potential conflicts of interest. Furthermore, several preventive approval steps as well as detective plausibility checks are in place in various core finance and finance-related processes to ensure correct financial reporting. All process owners identify and assess the risks of their respective processes in terms of the implications for accounting and financial reporting. These process owners also determine that corresponding controls are in place to minimize these risks. Changes to accounting standards are discussed on an ongoing basis and considered in the preparation of the financial statements. Employees responsible for financial reporting are provided with regular training regarding changes in accounting standards. The consolidation is performed by a central department. The basis for the consolidation is derived from reporting packages and sub-group consolidated financial statements prepared and submitted by group entities. The preparation of reporting packages and sub-group consolidated financial statements is performed according to central requirements and guidelines.

As we are also listed on the NYSE, we are required to adhere to the requirements of the U.S. Sarbanes-Oxley Act of 2002 (SOX). Section 404 of this federal law stipulates that management of companies listed in the U.S. are responsible for implementing and adhering to an effective internal control system to produce reliable financial reporting. Yearly risk assessment and scoping take place to determine entities, processes, and controls which are subject to SOX requirements. The design and operating effectiveness of the internal control system over financial reporting are routinely assessed and considered in the regular testing cycle. Control testing results are regularly discussed with the respective stakeholders and remediation of control deficiencies is monitored. These criteria are also included in the annual audit by our independent registered public accounting firm. A quarterly certification process has been implemented as a formal accountability and responsibility mechanism for countries, segments, shared services centers, and corporate entities which aims at the accuracy of financial reporting and the associated disclosure controls and procedures.

The internal control system over financial reporting follows the criteria of the COSO model, Internal Control – Integrated Framework (2013), which was developed by COSO and is recognized as a standard by the SEC. In accordance with the COSO model, the internal control system over financial reporting is divided into five components: control environment, risk assessment, control activities, information and communication, and the monitoring of the internal control system. Each of these components is regularly documented, tested, and assessed. We aligned our internal controls to fulfill the requirements of the COSO model.

Our internal review of the internal control system over financial reporting complies with a specific SEC guideline (Guidance Regarding Management’s Report on Internal Control Over Financial Reporting) and is conducted with software support. The global internal control team coordinates the assessment of the controls in scope for assessment, after which the results are consolidated for information and communication to those charged with governance. Based upon this assessment, management evaluates the effectiveness of the internal control system for the current fiscal year. External advisors are consulted for the review as needed. A steering committee meets at least twice per year to review regulatory developments and changes of relevant internal control requirements, to discuss control deficiencies, and derive further measures. In addition, in its meetings, the Audit Committee of the Supervisory Board is informed regularly of the key results of management’s assessment.

Internal control systems over financial reporting are subject to inherent limitations, irrespective of how carefully these systems are designed. As a result, there is no absolute assurance that objectives for financial reporting can be met, nor that misstatements will always be prevented or detected.

For further information on these requirements, limitations and management’s assessment of the Company’s internal control over financial reporting for 2025, see Items 15.A. and 15.B, “Disclosure controls and procedures” and “Management’s annual report on internal control over financial reporting.”

Regulatory and legal matters

Regulatory and compliance overview

Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of healthcare centers, laboratories and manufacturing facilities for healthcare products, the provision of high quality healthcare for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new healthcare centers. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit private ownership of healthcare providers or establish other regulatory barriers to direct ownership by foreign companies.

Any of the following matters could have a material adverse effect on our business, financial condition, and results of operations:

●	failure to receive required licenses, certifications, clearances or other approvals for new or existing services, facilities, or products or significant delays in such receipt;
●	complete or partial loss of various certifications, licenses, or other permits required under governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits;

●	recoupment or required refunding of payments received from government and private payors as well as government healthcare program beneficiaries because of any failures to meet applicable requirements;
●	a non-appealable finding of material violations of applicable healthcare or other laws; and
●	changes resulting from healthcare reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular products or services we provide.

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “Anti-Kickback Statute,” the federal False Claims Act, the federal Physician Self-Referral Law, commonly known as the “Stark Law,” the U.S. Civil Monetary Penalties Law, including the prohibition on inducements to patients to select a particular healthcare provider and the federal FCPA, as well as other fraud and abuse laws and similar state statutes, as well as similar laws in other countries.

As a global healthcare company, we are subject to laws and regulations including privacy and data protection. These laws and regulations govern, amongst other elements, the collection, use, disclosure, retention, and transfer of personal data. For example, the EU’s General Data Protection Regulation, which became effective in May 2018, imposes substantial worldwide obligations on the processing and disclosure of personal data. Additional requirements are imposed by U.S. federal rules protecting the privacy and security of patient medical information, as promulgated under the Health Insurance Portability and Accountability Act of 1996 and, as amended by the Health Information Technology for Economic and Clinical Health Act (enacted as part of the American Recovery and Reinvestment Act of 2009), among other rules promulgated by individual state legislatures. These laws continue to develop globally and differ from jurisdiction to jurisdiction, which increases the complexity and costs of our global data protection and security compliance programs. Because of varying legal requirements across the world, the Fresenius Medical Care Global Privacy Foundation (the Foundation) establishes a set of requirements to help ensure appropriate use of personal data throughout its life cycle. While the Foundation creates a baseline compliance requirement for all of our subsidiaries and personnel, we are also obligated to comply with the requirements of all applicable local laws that impose other or stricter standards.

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

In the U.S., a significant number of our patients receive healthcare coverage through federal health care programs, such as Medicare, Medicaid, and the ACA’s individual market exchanges. There can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare, Medicaid and other federal health programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. We, and the healthcare industry in general, will continue to be subject to extensive federal, state and foreign (i.e., non-U.S.) regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to healthcare laws that may create further restrictions. Proposals to restructure the Medicare program in the direction of a defined contribution, “premium support” model, to shift Medicaid funding to a block grant or per capita arrangement with greater flexibility for the states have previously been proposed and could have significant effects on our businesses. There also continue to be legal challenges to the ACA, and the outcomes and impact of such changes on our business, financial condition, and results of operations are currently impossible to quantify or predict.

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

Conformity of our QMS with the applicable MDR requirements was assessed and confirmed by our notified body during an initial certification audit in 2019 and surveillance audits in 2020 through 2023. During 2024, the MDR recertification audit was successfully passed, followed by the successfully passed surveillance audit in 2025. After the additionally required successful assessment of the submitted technical documentation, the first EU certificate, pursuant to the MDR, was issued mid 2020 by our notified body. For each extension of the product scope of the EU certificate, a review of a sample of the technical documentation from the respective product group is required. Following this step-wise approach, our EU MDR certificates have been extended in 2023, 2024, and 2025, resulting in greater than 97% coverage of those product categories required to certify our product portfolio. In alignment with our product business, one remaining product category is currently in the certification process with our notified body with planned finalization in 2026.

According to the current EU regulations, the Conformité Européene mark serves as a general product passport for all Member States of the EU and the European Economic Area (EEA). Upon receipt of an EU certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO 13485:2016, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the EU requirements. If able to do so, the manufacturer must place a Conformité Européene mark on the products. Medical devices that do not bear the Conformité Européene mark cannot be sold or distributed within the EU.

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

Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. No. 20-1641: On November 5, 2021, the U.S. Supreme Court granted certiorari of an appeal by an employer group health plan, the plan sponsor, and the plan’s advisor of the U.S. Court of Appeals for the Sixth Circuit (Sixth Circuit) decision in DaVita Inc.’s favor. The questions presented involved whether the health plan violated the MSPA by “taking into account” that plan beneficiaries are eligible for Medicare and/or by “differentiating” between the benefits that the plan offers to patients with dialysis versus others. On June 21, 2022, the U.S. Supreme Court reversed the Sixth Circuit decision and held that the EGHP for Marietta Memorial Hospital did not violate the MSPA. The Marietta ruling makes it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes private health insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. The Restore Protections for Dialysis Patients Act, most recently introduced in the U.S. Congress in March 2025 but not enacted, would restore the interpretation of the Medicare Secondary Payer Act prior to the Marietta decision and ensure that patients cannot be discriminated against because of their need for dialysis. We cannot predict whether the U.S. Congress will enact this or any other proposed legislation that would reverse the potential effects of the Marietta decision. As Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition, and results of operations. The Marietta ruling may also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition, and results of operation. There can be no assurance that this proposal or any other legislation to address the Marietta decision will be enacted.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes, which could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries, mandate new or alternative operating models and payment models, and/or increase our operating expenses that could present more risk to our healthcare service operations. Ballot initiatives that are successfully introduced at the state level in the U.S. require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See “— Regulatory and legal matters — Reimbursement – Possible changes in statutes or regulations,” below.

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

Facilities and operational regulation

Operational conditions in recent years had an impact on the standard operating practices at our manufacturing facilities, distribution operations, and global clinic network and resulted in changes to these practices through the implementation of additional best practice procedures along with procedures required by the jurisdictions in which we operate. Within our production facilities and clinic network, we defined and implemented further hygiene and infection control measures and precautions in order to maintain sufficient clinical staff and available space to treat all of our patients, including those who are or may be infected with communicable diseases, while not unnecessarily exposing our care teams or other patients to whom we provide dialysis services, and who are among the groups most vulnerable to such infections. Vaccination is the top priority for our clinic network where vaccines for such diseases are available.

U.S.

Federal, state and local regulations (implemented by CMS, FDA, the Occupational Health and Safety Administration (OSHA), the Drug Enforcement Administration, and state departments or boards of public health, public welfare, medicine, nursing, pharmacy, and medical assistance, among others) require us to meet various standards relating to, among other things, the management, licensing, safety, security and operation of facilities (including, e.g., laboratories, pharmacies, and clinics), personnel qualifications and licensing, the maintenance of proper records, equipment, and quality assurance programs, and the dispensing, storage, and administration of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal, state and local agencies to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare/Medicaid reimbursement, our healthcare centers, renal diagnostic support business and laboratories must be certified by CMS. While all of our entities that furnish Medicare or Medicaid services maintain and renew the required certifications, material adverse effects on our business, financial condition, and results of operations could potentially occur if certain of those entities lose or are delayed in renewing a certification.

Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission, Environmental Protection Agency, and OSHA requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of our healthcare services as hazardous, although disposal of non-hazardous medical waste is subject to specific state regulation. Our operations are also subject to various air emission and wastewater discharge regulations.

Several states have certificate of need programs regulating the establishment or expansion of healthcare facilities, including dialysis centers. We believe that we have obtained all necessary approvals for the operation of our healthcare facilities in accordance with all applicable state certificate of need laws. In states that also have certificate of need programs, the licensing requirements are separate and in addition to the need for certificates of need.

Non-U.S.

We are subject to a broad spectrum of regulation in almost all countries. Our operations must comply with various environmental and transportation regulations in the various countries in which we operate. Our manufacturing facilities and dialysis clinics are also subject to various standards relating to, among other things, facilities, management, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, the protection of workers from blood-borne diseases, and the dispensing of controlled substances. All of our operations may be subject to periodic inspection by various governmental authorities to determine if the operations, premises, equipment, personnel, and patient care meet applicable standards. Our dialysis clinic operations and our related activities generally require licenses, which may be subject to periodic renewal and may be revoked for violation of applicable regulatory requirements.

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

Reimbursement

As a global company delivering healthcare and dialysis products, we are represented in more than 140 countries worldwide. Consequently, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators, and legislators in very different economic environments and healthcare systems.

Healthcare systems and reimbursement structures for ESRD treatment vary significantly by country. In general, the government (in some countries in coordination with private insurers) or social and private insurance programs pay for healthcare. Funding is achieved through taxes and other sources of government income, from social security contributions, or a combination of those sources. However, not all healthcare systems provide for dialysis treatment. In some developing countries, only limited subsidies from government, social insurances, or charitable institutions are available, and typically dialysis patients must personally finance all or a substantial share of the treatment cost. Irrespective of the funding structure, in some countries patients needing dialysis do not receive treatment on a regular basis but rather only when financial resources allow.

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

Payment rates vary by both patient and facility. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass) and certain co-morbidities. The base payment rate is also adjusted for (i) certain high cost patient outliers reflecting unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located. The Protecting Access to Medicare Act of 2014 (PAMA) provides that rates will be updated by the market basket rate of increase net of multifactor productivity adjustment. The ESRD PPS also provides for: (i) a training add-on payment for home and self-dialysis modalities, (ii) a transitional drug add-on payment adjustment, (iii) a transitional add-on payment adjustment for new and innovative equipment and supplies (TPNIES), and (iv) beginning in 2024, for new renal dialysis drugs or biological products used to treat or manage a condition for which there is already an existing ESRD PPS functional category, a 3-year post-TDAPA add-on payment adjustment on all ESRD PPS claims, which provides increased payment following the end of the TDAPA period for those products. New renal dialysis drugs or biological products used to treat or manage a condition for which there is not an ESRD PPS functional category are not considered included in the ESRD PPS bundled payment. Such new renal dialysis drugs or biological products are paid for using the TDAPA. At the conclusion of that TDAPA period, CMS undertakes rulemaking to modify the ESRD PPS base rate, if appropriate, to account for the new renal dialysis drug or biological in the ESRD PPS bundled payment. The post-TDAPA add-on payment adjustment does not apply for these drugs or biological products.

On November 20, 2025, CMS issued a final rule for the 2026 ESRD PPS, which CMS projects will increase the total aggregate payments to all ESRD facilities by 2.2%. For CY 2026, the ESRD PPS base rate is $281.71, an increase of $7.89 from the current CY 2025 base rate of $273.82. This amount reflects application of the final CY 2026 ESRD Bundled market basket update of 2.1%, which is the result of a 2.9% market basket increase offset by a 0.8% productivity adjustment, as well as applicable budget-neutrality adjustment factors. CMS notes in the final rule that the 1.0 percent target for outlier payments was not achieved in CY 2024 as outlier payments represented approximately 0.8 percent of total Medicare payments. The final Acute Kidney Injury payment rate for CY 2026 is equal to the CY 2026 ESRD PPS base rate. CMS also finalized a budget-neutral payment increase for ESRD facilities in Alaska, Hawaii, and the U.S. Pacific Territories. CMS also finalized the termination of the ESRD Treatment Choices (ETC) Model effective December 31, 2025.

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

TDAPA and oral-only drugs. PAMA also included a provision addressing ESRD-related drugs with only an oral form, which are referred to as “oral-only” drugs and which have previously been paid separately. Subsequently, the Stephen Beck, Jr., Achieving a Better Life Experience Act of 2014 delayed inclusion of oral-only drugs in the ESRD PPS until January 1, 2025. Under the CY 2025 ESRD PPS Final Rule, oral-only drugs were approved for the TDAPA under the ESRD PPS.

CMS will utilize the TDAPA for at least two years to collect utilization data before adding these drugs to the ESRD PPS base rate. The TDAPA is generally based on 100% of average sales price. If ASP is not available, then the TDAPA is based on 100% of wholesale acquisition cost (WAC). If WAC is unavailable, then the payment is based on the drug manufacturer’s invoice. As finalized in the CY 2025 ESRD PPS Final Rule, CMS will apply a fixed increase to the calculation of the monthly TDAPA amount during this transition period for claims that include the applicable new oral-only drugs, to cover the incremental operational costs of making these medications available to patients. At the end of this transition period, CMS will initiate rulemaking to modify the base rate, if appropriate, to account for these drugs in the ESRD PPS bundled payment, as CMS did in the CY 2021 final rule for calcimimetics.

In addition to the TDAPA payments for these oral-only drugs, CMS will continue the TDAPA payments for two additional drugs. Effective July 1, 2024, taurolidine and heparin sodium, a catheter lock solution instilled into the central venous catheter at the conclusion of each hemodialysis session, qualified for the TDAPA as a drug or biological product used to treat or manage a condition for which there is an existing ESRD PPS functional category. The TDAPA payment period began on July 1, 2024 and will continue through June 30, 2026, at which point the product will both become outlier eligible and also be included in the post-TDAPA add-on payment adjustment calculation. Additionally, effective January 1, 2025, vadadustat, an oral hypoxia-inducible factor prolyl hydroxylase inhibitor indicated for treating anemia due to chronic kidney disease in adults who have been receiving dialysis for at least three months, qualified for the TDAPA as a drug or biological used for anemia management, an existing ESRD PPS functional category. Vadadustat is eligible for the TDAPA throughout CY 2026 but does not qualify for outlier payments.

Revisions to Medicare’s Physician Fee Schedule. The Medicare and CHIP Reauthorization Act of 2015 (MACRA) removed the periodic threat of substantial reductions in payment rates under the Physician Fee Schedule (PFS) that could have, if they had been permitted to take effect, significantly affected our businesses and those of our affiliated physicians. MACRA permanently removed the “sustainable growth rate” provision and in its place specified modest increases in PFS payment rates for the next several years. MACRA creates an elaborate scheme of incentive payments and penalty adjustments that started in 2019 based on 2017 physician performance as reflected in various measures of cost, use of health information technology, practice improvement activities, and quality of care and on possible participation in “advanced alternative payment models,” such as some accountable care organizations. We cannot predict whether this scheme is likely to have material effects on our revenues and profitability in our nephrology, urgent care, vascular, cardiovascular and endovascular specialty services. Through an annual rule-making cycle, CMS revises PFS payment rates to account for across-the-board updates as well as, from time to time, changes in the evaluation of physician work and practice expenses used to set rates for individual services paid under the PFS. While impacts of large changes are usually spread out over several years, such changes have the potential to affect the rates for specific services that are extensively furnished in our physician businesses and hence to affect materially the revenues of those businesses.

On October 31, 2025, CMS released the final Physician Fee Schedule for CY 2026. As required by statute, beginning in CY 2026, there will be two separate conversion factors: one for alternative payment model (APM) qualifying participants (QPs) and one for physicians and practitioners who are not QPs. The final CY 2026 qualifying APM conversion factor of $33.57 represents a projected increase of $1.22 (+3.8%) from the current conversion factor of $32.35. Similarly, the final CY 2026 non-qualifying APM conversion factor of $33.40 represents a projected increase of $1.05 (+3.3%) from the current conversion factor of $32.35. The final updates are inclusive of the OBBBA one-time adjustment for 2026. The impacts of the final updates are expected to vary by specialty and site of service. On November 21, 2025, CMS released the CY 2026 final rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. For CY 2026, CMS finalized an update factor to the ASC rates of 2.6%.

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

Under the ESRD QIP, CMS assesses the total performance of each facility on a set of quality measures specified per payment year and applies up to a 2% payment reduction to facilities that do not meet a minimum total performance score. Beginning with QIP Payment Year (PY) 2027, CMS has removed the Facility Commitment to Health Equity reporting measure, Screening for Social Drivers of Health reporting measure and Screen Positive Rate for Social Drivers of Health reporting measure. CMS also finalized changes to In-Center Hemodialysis Consumer Assessment of Healthcare Providers and Systems intended to reduce patient and facility burden. CMS has retained the COVID-19 Vaccination Coverage Among Healthcare Personnel measure and summarized responses to its requests for information on Health IT and potential quality measures related to nutrition and wellness.

Affordable Care Act. ACA provides for broad healthcare system reforms, including (i) provisions to facilitate access to private health insurance, (ii) expansion of the Medicaid program, (iii) industry fees on device and pharmaceutical companies based on sales of brand name products to government healthcare programs, (iv) increases in Medicaid prescription drug rebates, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, enacted December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. In 2017, Congress considered legislation to “repeal and replace” ACA and may return to these issues in the future. The Biden administration did not support policies that it viewed as undermining ACA access, coverage and payment provisions and issued an executive order to review and examine policies or practices that may undermine the health insurance marketplace or the individual, small group, or large group markets for health insurance in the U.S. The Trump administration rescinded that executive order and has begun to pursue its own policies to address the cost of healthcare, focusing on policies related to lowering the cost of prescription drugs through “most-favored nation” policies and direct negotiations with pharmaceutical companies.

The ACA included a provision referred to as the individual mandate, which requires most U.S. citizens and noncitizens to have health insurance that meets certain specified requirements or be subject to a tax penalty. On December 22, 2017, sweeping changes to the U.S. Tax Code were signed into law. Among the provisions included in the law was an amendment to this ACA provision that reduced to zero the excise tax penalty imposed on individuals who do not obtain minimum essential healthcare coverage. The provision became effective in 2019. The Congressional Budget Office estimated in November of 2017 that elimination of the mandate had the potential to decrease the number of individuals with health insurance by approximately 4 million in 2019 and premiums were likely to increase because healthier individuals were likely to opt out of paying for health insurance without the influence of a penalty. On February 26, 2018, the Texas and Wisconsin Attorneys General, leading a 20-state coalition, filed a lawsuit challenging the constitutionality of the ACA in the Northern District of Texas titled Texas and Wisconsin, et al v. United States, et al (N.D. Tex). The plaintiffs argued that because the amendment “renders legally impossible the Supreme Court’s prior savings construction of the Affordable Care Act’s core provision – the individual mandate – the Court should hold that the ACA is unlawful and enjoin its operations.” On December 14, 2018, the Court granted a partial summary judgment finding the individual mandate unconstitutional and the remaining provisions of the ACA inseparable, and therefore invalid, and granted the plaintiffs’ claim for declaratory relief in Count 1 of the amended complaint. On December 30, 2018, the Court issued a final judgment on Count 1, which enabled the decision to be appealed. In December 2019, a three-judge panel from the U.S. Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the individual mandate to be unconstitutional because it can no longer be read as a tax, and there is no other constitutional provision that justifies this exercise of congressional power. The Supreme Court issued an opinion in the case, California v. Texas v. Azar, on June 17, 2021 denying the plaintiffs’ constitutional challenge to the ACA on the grounds that they lacked standing.

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

PAMA required CMS to substantially revise how payment rates are determined under the CLFS. The new rates, effective January 1, 2018, were determined based on the median of rates paid by private payors for these tests in the period before the new rates took effect. The new rates are effective for most tests for a three-year period, with no updates during that period for inflation or other factors. PAMA provided that rate declines were limited to 10% in each of the first three years. The Continuing Appropriations and Extensions Act of 2026 is the latest in a series of legislation which extended the phase-in of payment reductions. There is no reduction for 2021-January 30, 2026 and payment may not be reduced by more than 15% from January 31, 2026 through 2028. Payment rates for the majority of tests paid on the CLFS were reduced under PAMA. These declines are not expected to directly affect Spectra’s principal source of revenue, payments from dialysis facilities for laboratory tests included in the ESRD PPS. For information regarding our sale of select assets of our wholly owned Spectra Laboratories, see note 4 of the notes to our audited consolidated financial statements included in this report.

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

Participation in other Medicare payment arrangements.

We conduct a broad range of value and risk-based care programs spanning CKD and ESRD patient populations with both private and public payors. Value and risk-based care programs include shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Full risk arrangements include capitated arrangements and shared saving arrangements in which private payors or government programs reimburse us based on savings generated in the management of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We participate in value and risk-based care programs with private payors to provide care to commercial and Medicare Advantage ESRD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes. Other programs, such as the ESRD Treatment Choices model and the Comprehensive Kidney Care Contracting model, are described in more detail below.

Executive order-based models. On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the HHS to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ETC model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and an originally scheduled ending in June 2027. On November 20, 2025, CMS finalized the termination of the ETC model as of December 31, 2025 and modified the duration during which CMS will apply payment adjustments. This model applied both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the model’s tenure. Participants in this model were based on a random selection of 30% of in certain randomly selected geographic regions (specifically, Hospital Referral Regions) that comprised approximately 30% of adult ESRD beneficiaries in all 50 states and the District of Columbia. As of December 31, 2025, 970 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, were within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (HDPA), was applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (PPA) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist) rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients.

On October 31, 2022, CMS finalized refinements to the ETC model, including a change to the improvement in scoring methodology and a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS also discussed its intent to publish participant-level performance data. These changes did not result in additional estimated savings to the Medicare program. At this time, our payment adjustments from the ETC model have resulted in a net positive adjustment. With the early termination of the ETC model at December 31, 2025, the PPAs will be discontinued, and all dialysis facilities will return to standard Medicare reimbursement rates in 2026.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (KCF) and CKCC models (graduated, professional and global), aim to build on the existing Comprehensive ESRD Care model. These voluntary models create financial incentives for healthcare providers to manage care for Medicare beneficiaries with CKD stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow healthcare providers to take on various amounts of financial risk by forming an entity known as a KCE. Two options, the CKCC global and professional models, allow renal healthcare providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations such as the Company. Under the global model, the KCE is responsible for 100% of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50% of such costs. As of December 31, 2025, we participated in 21 KCEs. Twenty KCEs began assuming financial risk within the first performance year that commenced January 1, 2022, and four began assuming financial risk within the second performance year that commenced January 1, 2023. Subsequently, three KCEs ended performance. The CKCC model is expected to run through 2027. In September 2025, CMS released the performance scores for the 2024 performance year in which the majority of the KCEs organized in Value-Based Care qualified as high performers in various quality metrics. As of December 2025, approximately 52,000 patients were aligned to KCEs in which we participated.

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

Possible changes in statutes or regulations. Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. For example, ballot initiatives introduced at the state level which could further regulate clinic staffing requirements, state inspection requirements and commercial reimbursement rates. Additionally, in response to the COVID-19 pandemic, the federal and state governments implemented wide-ranging, temporary measures that have affected the regulatory and legal landscape in which we operate. These measures included temporary waivers and modifications to certain statutes, regulations, government reimbursement and funding programs and the governments’ enforcement priorities. While the public health emergency has ended, certain of the emergency measures such as certain telehealth services remain in effect. To the extent we rely on such measures, in certain circumstances we could be forced to change our operations if reliance upon those measures that continue to exist is terminated.

Non-U.S.

A country’s approach to reimbursement and market pricing is markedly influenced by the type of healthcare funding system it employs. In the major European and British Commonwealth countries, healthcare systems are generally based on one of two funding models. The healthcare systems of countries such as Germany, France, Belgium, Austria, Czech Republic and Poland are based on the Bismarck-type system; where mandatory employer and employee contributions dedicated to healthcare financing are required. Countries such as the United Kingdom, Canada, Denmark, Finland, Portugal, Sweden and Italy established their national health services using the Beveridge-type system, which provides a national healthcare system financed by taxes. However, during the last decade, healthcare financing under many social security systems has also been significantly subsidized with tax money.

In the Asia-Pacific region, Universal Health Care (UHC) is at varying stages of implementation and, as such, reimbursement mechanisms may vary significantly between countries (including variances at the state, provincial or city level). Tax-based healthcare funding systems are mostly seen in New Zealand, Malaysia and Thailand where governments have more direct levers to manage the provision of healthcare. Other countries, such as Japan and South Korea, finance healthcare through social health insurance mandating citizens to make contributions into a pooled fund. In Taiwan, dialysis costs for all patients with ESRD are reimbursed by national health insurance, with the government covering premiums in the case of low-income citizens. Singapore has a multi-tier system with mandatory medical savings account alongside means-tested subsidies to cover catastrophic illnesses. Indonesia and India continue their effort to achieve UHC amidst system challenges.

India has a fragmented and complex payer landscape involving both government and private payors. Out-of-pocket expenses remain a large contribution of the overall healthcare expenditure in the country. The Pradhan Mantri National Dialysis Programme launched the Ayushman Bharat Yojana, a national health insurance scheme aimed at providing free access to healthcare for low-income earners, in 2018. Coverage is expanding, but payors and providers are also increasingly implementing cost containment strategies across the region to manage the rising demand for healthcare. On September 11, 2024, the prime minister approved a major expansion of the Ayushman Bharat Pradhan Mantri Jan Arogya Yojana (AB PM-JAY), whereby all senior citizens aged 70 and above will receive health coverage regardless of their income. As per the latest estimate, dialysis is the most available therapy, accounting for 14% of overall disbursement. South Korea has a universal national health insurance system with a fee-for-service payment scheme in place based on employee taxes, government subsidies, tobacco surcharges and other contributions. For dialysis specifically, a 9:1 ratio exists where the insurance scheme covers 90% of the dialysis costs and 10% must be paid by the patient out-of-pocket.

China has achieved UHC by establishing a tiered healthcare system nationwide and a multi-layer medical insurance system (MLMIS) covering approximately 95% of its population. For the MLMIS, the main coverage scheme is Basic Medical Insurance (BMI) composed of employees’ BMI and residents’ BMI (the basic insurance every citizen receives independent of employment status), administrated by the National Healthcare Security Administration (NHSA). The system includes reimbursement for drugs listed in the National Reimbursement Drug List (NRDL) and partial medical services listed in the National Basic Medical Insurance Diagnostic and Treatment Programs.

For employees’ BMI, the pooled funds come from employer contribution and employee payroll tax and is much more prominent than the contribution of the residents’ BMI, leading to more comprehensive healthcare coverage.

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

Similarly to national standards of healthcare coverage and reimbursement, there is a clear trend for volume-based procurement of medical technologies.

In the Latin America region, healthcare systems are funded by public payors, private payors or a combination of both. For countries such as Argentina, Brazil, Chile, Colombia, Curaçao, Ecuador, Guatemala and Peru, UHC covers ESRD for all citizens, funded by employers as well as individual compulsory contributions. In general, UHC is not yet fully implemented. Even though most countries in the region legally guarantee treatment in practice, access remains uneven. Regional budget limitations and differences in service availability often create significant gaps. Most countries in Latin America in which we operate have differentiated reimbursement between therapies and differences between public and private reimbursement. Value-based healthcare initiatives are starting, but limited due to the many countries that have significant economic constraints. Private insurers complement healthcare coverage, particularly in Argentina, Brazil and Colombia, and may be preferred by patients for a better quality of treatment or convenience. Each payor (public or private) defines its own tariff, subject to a yearly revision to restore the value eroded by inflation. In Colombia, competition bids for lower prices without regard to adjusted tariffs and in Brazil, where public payors represent more than 80% of the share. High inflation and currency fluctuations continue to affect dialysis costs, often without matching adjustments in reimbursement rates. For information regarding our divestitures of businesses in certain Latin American countries, see note 5 e) of the notes to our audited consolidated financial statements included in this report.

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

Additionally, in all countries, operations are increasingly subject to cost management strategies (also due to inflation) as a significant increase in logistic cost, personnel cost, raw materials and other costs are not fully reflected in reimbursement changes. Additionally, many health systems apply health technology assessments methods (a strict analysis on the entry of new products and services), which require additional data, reviews and administrative processes, all of which increase the complexity, timing and costs of obtaining reimbursement for products and services, simultaneously putting continuous downward pressure on available reimbursement. In June 2021, the EU approved the EU Health Technology Assessments Regulation which will fully enter into force in 2025 and is expected to unify and further reinforce the trend. In addressing these cost containment pressures, the Company is developing more expertise in the Health Economics, Market Access and Political Affairs fields in order to respond, counteract and proactively anticipate health system funding changes that impact our business. The main aim of this development is to demonstrate that our products and services create value for patients and for those who pay for healthcare. The Company advocates to encourage a long-term partnership for sustainable healthcare financing and value-based payment programs.

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

In light of the inflationary environment and geopolitical volatility, the medical device industry is facing significant cost increases which cannot be easily transferred as price increases to healthcare customers that need to operate under a fixed budget. Nevertheless, reimbursement and price increases have been acknowledged and granted in some health systems already and discussions are ongoing in most countries.

Anti-kickback statutes, False Claims Act, Stark Law and other fraud and abuse laws in the United States

Some of our operations are subject to federal and state statutes and regulations governing financial relationships between healthcare providers and potential referral sources and reimbursement for services and items provided to patients with Medicare, Medicaid and other types of U.S. Government and state government health insurance. Our operations are also subject to federal statutes that govern the relationships and assistance that we may provide to our patients. Such laws include the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law and other federal healthcare fraud and abuse laws and similar state laws. The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the healthcare sector.

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

In late 2020, both CMS and the OIG issued final rules that implemented changes to the regulations for the Stark Law, Anti-Kickback statute and Civil Monetary Penalty Law. These rules were aimed at easing the burden of compliance and promoting coordinated care and value-based care.

Healthcare reform

In response to increases in healthcare costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. healthcare system. The ACA, enacted in 2010, contained broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and former President Trump signed, a full FY 2020 domestic appropriations package that permanently repeals the medical device tax. Throughout the years of the Obama Administration, the Republicans in Congress attempted on several occasions to repeal the ACA, recognizing that any such effort would be rejected by a Presidential veto. Similarly, during the 2016 Presidential campaign, President Trump called for a repeal and replacement of the ACA, though no legislation to repeal the ACA passed during his first term in office. In the 2020 Presidential campaign, President Biden called for further expansions of the ACA, the potential for a reduction in Medicare eligibility age, and a so-called “public option.” In 2021, Congress passed the America Rescue Plan which increased the subsidies available under the ACA’s individual market exchanges to further decrease the cost of coverage. These enhanced subsidies expired at the end of 2025. We cannot predict what actions Congress or current administration will implement to address a potential reduction in insurance coverage as a result of this expiration.

In National Federation of Independent Business v. Sebelius, the U.S. Supreme Court affirmed the right of individual states to elect whether or not to participate in the ACA’s Medicaid expansion. As of November 2025, forty states (and the District of Columbia) elected to expand their programs. Because 10 states have so far declined to participate, the number of uninsured individuals is greater than originally expected when the ACA was passed. We cannot predict whether additional states will agree to participate in the expansion in future years, presuming that there is no change in the current law.

The first Trump administration and several states led by Republican Governors filed suit to challenge the constitutionality of the ACA and, in particular, its requirement that all U.S. citizens purchase health coverage, known as the “individual mandate.” In December 2019, a three-judge panel from the U.S. Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the mandate to be unconstitutional because, after elimination of the excise tax penalty imposed on individuals who do not obtain minimum essential healthcare coverage, there is no other constitutional provision that justifies this exercise of congressional power. On June 17, 2021, the Supreme Court issued an opinion in the case, California v. Texas, upholding the ACA. For additional information, see “—Reimbursement – U.S. – ESRD PPS quality incentive program” above.

The first Trump administration revised regulations to the implementation of various provisions of the ACA and, in 2017, halted CSR payments to insurers, prompting premium increases as insurers were still required to offer reduced cost-sharing to low-income enrollees. Although the Trump administration later sought authority to fund CSRs in its FY 2019–2021 budgets, Congress did not authorize the payments. The Biden administration likewise requested CSR appropriations for FY 2023 and FY 2024, but Congress did not include them. Litigation over the previous administration’s non-payment is ongoing: courts have held the government owes CSRs for 2017 and must determine amounts owed for subsequent years, and the U.S. Supreme Court declined further review in 2021. President Biden’s 2021 Executive Order directed agencies to reverse policies undermining the ACA and suggested renewed support for CSR funding. There continue to be discussions in Congress and within the Trump administration about funding the CSRs, but it is unclear if efforts to appropriate the CSRs will be successful.

To encourage health insurers to participate in the public exchanges, the ACA created the Risk Corridors Program, a temporary framework to compensate insurers for unexpectedly unprofitable plans during the ACA’s first three years. Pursuant to a formula, insurers with profits exceeding a certain amount were required to pay to the government a portion of the excess profits, and insurers that experienced higher than expected loses would be reimbursed by the government. Rather than paying the amounts owed, Congress, through appropriations riders, prevented CMS from paying these amounts for each year of the program. On April 27, 2020, the U.S. Supreme Court ruled in Maine Community Health Options v. United States that that the federal government must pay over $12 BN to health insurers that sold consumer policies on public exchanges and had claimed losses under the Risk Corridors Program established by the ACA.

In addition, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement systems, or that could impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing. Changes of this nature could have significant effects on our businesses, but the outcomes and impact of such changes on our business, financial condition, and results of operations are impossible to quantify or predict.

On March 31, 2023, the continuous Medicaid enrollment provision of the Families First Coronavirus Response Act (FFCRA) expired. This provision allowed Medicaid beneficiaries to maintain continuous coverage during the COVID-19 pandemic without affirmatively renewing coverage each year. Since the expiration of the continuous enrollment provision of the FFCRA, a number of states have disenrolled Medicaid beneficiaries who have not elected to renew their Medicaid enrollment. These actions by states have resulted in a number of previous Medicaid beneficiaries losing coverage.

The One Big Beautiful Bill Act (P.L. 119-21) was signed into law on July 4, 2025. Focused on extending President Trump’s 2017 tax cuts and other domestic policy priorities, the OBBBA includes provisions that limit coverage in Medicaid, Medicare, and the ACA exchanges. Medicaid provisions include approximately $1 trillion in funding cuts to Medicaid through 2034; limits on state-levied taxes on healthcare providers (so-called “provider taxes”) (decreasing from 6% of provider revenues to 3.5% of net patient revenues by 2031) and limits on state-directed payment programs (from average commercial rates to either 100% (ACA expansion) or 110% (ACA non-expansion) of the Medicare payment rates, with certain exceptions), both often used to finance the states’ share of Medicaid spending; increased eligibility verification; limitations on retroactive eligibility; prevention of certain non-citizens from enrolling or receiving benefits under Medicaid; requirement for states to implement cost-sharing for certain populations, and work requirements for certain “able-bodied” beneficiaries (excludes beneficiaries with Medicare Part A/B and with a serious, complex medical condition), among other provisions. Medicare provisions prohibit certain non-citizens from being eligible for Medicare; provide a 2.5% increase in the Medicare Physician Fee Schedule for 2026 as a one-time adjustment; and expand the exemption of certain orphan drugs from the Medicare Drug Price Negotiation Program. The OBBBA also established a $50 BN Rural Health Transformation Program to help fund rural hospitals and other providers over 5 years in an effort to offset decreases in Medicaid funding. ACA-related provisions of the OBBBA limit the availability of premium tax credits for plans through the ACA marketplace to certain non-citizens, shorten the open enrollment period, and eliminate automatic re-enrollment. Overall, the OBBBA includes significant changes involving funding, enrollments, and eligibility. While it is too early to predict the magnitude of the changes or the cumulative effect on the Company, it is important to note that revenues from Medicaid and other government sources (excluding Medicare and Medicare Advantage funds) represented 4.7% of U.S. patient service revenues for the year ended December 31, 2025 (2024: 4.5%). We do not expect the changes resulting from the tax provisions in OBBBA to have a material impact on our effective tax rate or on our cash tax position.

C.	Organizational structure

The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2025. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.” For additional discussion regarding the Company’s principal subsidiaries, see note 1 a) of the notes to our audited consolidated financial statements included in this report.

D.	Property, plant and equipment

Property

The table below describes our principal facilities. We own the land and buildings comprising our principal production facilities in Schweinfurt and St. Wendel, Germany and we lease our corporate headquarters in Bad Homburg, Germany on a long-term basis from Fresenius SE or one of its affiliates. These leases and the purchase of our principal production facilities from Fresenius SE companies are described in note 6, “Related party transactions,” of the notes to the consolidated financial statements included in this report.

	Floor area	Currently
	(approximate	owned or	Lease
Location	square meters)	leased	expiration	Use

Suzhou, China (Changshu Plant)	119,516	leased / owned	August 2055 / December 2056	Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions

St. Wendel, Germany	113,285	owned		Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development

Ogden, Utah,U.S.	102,193	owned		Manufacture of polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development

Biebesheim / Gernsheim, Germany	65,000	leased	December 2026 / December 2028	Central distribution Europe, Asia-Pacific and Latin America

L´Arbresle, France	47,765	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding

Schweinfurt, Germany	38,100	owned		Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers

Bogota, Colombia	37,979	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, intravenous solutions, empty Biofine bags

Waltham, Massachusetts,U.S.	36,473	leased	April 2029	Corporate headquarters and administration - U.S.

Enstek, Malaysia	28,778	owned		Manufacture of peritoneal dialysis solutions and hemodialysis concentrate

Fukuoka, Japan (Buzen Plant)	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers

Knoxville, Tennessee,U.S.	27,637	owned		Manufacture of peritoneal dialysis solutions

Palazzo Pignano, Italy	27,435	owned		Manufacture of bloodlines and tubing, office

São Paulo, Brazil	20,159	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and warehouse

Guadalajara, México	24,234	owned		Manufacture of saline, sodium citrate and liquid acids

Oita, Japan (Inukai Plant)	24,084	owned		Manufacture of fiber bundles

Bad Homburg, Germany	15,214	leased	December 2026 /December 2029	Corporate headquarters and administration

Antalya,Türkiye	22,161	leased	December 2037	Manufacture of bloodlines, warehousing and sterilization plant

Tijuana, Mexico	22,126	leased	May 2029 / September 2026	Manufacturing of NxStage Medical, Inc. (NxStage) System One equipment and related disposables

Southaven, Mississippi,U.S.	19,666	leased	November 2040	Clinical laboratory testing and administration

Rockleigh, New Jersey,U.S.	17,742	leased	December 2028	Clinical laboratory testing and administration

Reynosa, Mexico	15,746	leased	October 2027	Manufacture of bloodlines

Vrsac, Serbia	15,365	owned		Administration, production and warehouse building

Bad Homburg (OE), Germany	10,300	leased / owned	December 2026	Manufacture of hemodialysis concentrate solutions / technical services / logistics services

We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution, and administrative and sales facilities in the U.S. and other countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

For information regarding our capital expenditures, see “Item 4.B. Business Overview – Capital Expenditures.”

Item 4A. Unresolved staff comments

Not applicable

Item 5.Operating and financial review and prospects

You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs, and capital expenditures, and possible changes in our industry, competition, and financial condition include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of management concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled “Introduction - Forward-looking statements.” See also Item 3.D, “Key Information – Risk factors.”

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions, and estimates that are the basis for our financial statements.

For information about our discretionary accounting policies and estimations, see note 2 of the notes to our consolidated financial statements included in this report. The critical accounting policies, judgments made in the creation and application of these policies, and sensitivities of reported results to changes in accounting policies, assumptions, and estimates are factors to be considered along with our financial statements and the discussion below in III. Results of operations, financial position and net assets - “Results of operations.”

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

Certain of the following financial measures and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS Accounting Standards (Non-IFRS Measures). We believe this information, along with comparable IFRS Accounting Standards financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants, and enhanced transparency and comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS Accounting Standards.

Our presentation of some financial measures used in this report such as changes in revenue, operating income, and net income attributable to shareholders of FME AG (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

The primary key performance indicators are presented both in accordance with IFRS Accounting Standards and at Constant Currency. Each of these indicators presented at Constant Currency is considered a non-IFRS measure. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets.

We believe that the measures at Constant Currency are useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FME AG, and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FME AG, and other items prepared in accordance with IFRS Accounting Standards, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FME AG, and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FME AG, and other items prepared in accordance with IFRS Accounting Standards. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS Accounting Standards measures such as revenue, operating income, net income attributable to shareholders of FME AG, and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

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

Secondary financial performance indicators

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. For further adjustments to ROIC used in the calculation of Management Board compensation, see Item 6.B, “Directors, senior management and employees — Compensation,” below. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS Accounting Standards financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2025	2025	2025	2025	2025	2024
Total assets	31,002	30,887	31,291	32,735	33,567
Plus: Cumulative goodwill amortization and impairment loss	379	380	465	494	504
Minus: Cash and cash equivalents(1)	(1,599)	(1,256)	(1,720)	(1,079)	(1,185)
Minus: Deferred tax assets(1)	(237)	(231)	(232)	(225)	(230)
Minus: Accounts payable to unrelated parties(1)	(738)	(726)	(687)	(771)	(906)
Minus: Accounts payable to related parties	(85)	(92)	(48)	(106)	(55)
Minus: Provisions and other current liabilities(2)	(2,699)	(3,235)	(2,496)	(2,637)	(2,803)
Minus: Income tax liabilities(1)	(248)	(256)	(247)	(238)	(222)
Invested capital	25,775	25,471	26,326	28,173	28,670

Average invested capital as of December 31, 2025	26,883

Operating income	1,827
Income tax expense(3)	(451)
NOPAT	1,376

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2025	2025	2025(4)	2025(4)	2025(4)	2024(4)
Total assets	—	—	(56)	(58)	(57)
Plus: Cumulative goodwill amortization and impairment loss	—	—	(76)	(78)	(76)
Minus: Cash and cash equivalents	—	—	4	5	4
Minus: Deferred tax assets	—	—	—	—	—
Minus: Accounts payable to unrelated parties	—	—	1	1	2
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities (2)	—	—	12	13	12
Minus: Income tax liabilities	—	—	2	2	2
Invested capital	—	—	(113)	(115)	(113)

Adjustment to average invested capital as of December 31, 2025	(68)

Adjustment to operating income(4)	(35)
Adjustment to income tax expense(4)	9
Adjustment to NOPAT	(26)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2025	2025	2025(4)	2025(4)	2025(4)	2024(4)
Total assets	31,002	30,887	31,235	32,677	33,510
Plus: Cumulative goodwill amortization and impairment loss	379	380	389	416	428
Minus: Cash and cash equivalents(1)	(1,599)	(1,256)	(1,716)	(1,074)	(1,181)
Minus: Deferred tax assets(1)	(237)	(231)	(232)	(225)	(230)
Minus: Accounts payable to unrelated parties(1)	(738)	(726)	(686)	(770)	(904)
Minus: Accounts payable to related parties	(85)	(92)	(48)	(106)	(55)
Minus: Provisions and other current liabilities(2)	(2,699)	(3,235)	(2,484)	(2,624)	(2,791)
Minus: Income tax liabilities(1)	(248)	(256)	(245)	(236)	(220)
Invested capital	25,775	25,471	26,213	28,058	28,557

Average invested capital as of December 31, 2025	26,815

Operating income(4)	1,792
Income tax expense(3), (4)	(442)
NOPAT	1,350

ROIC in %	5.0

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2024	2024	2024	2024	2024	2023
Total assets	33,567	32,511	33,896	34,336	33,930
Plus: Cumulative goodwill amortization and impairment loss	504	519	565	519	629
Minus: Cash and cash equivalents(1)	(1,185)	(1,387)	(1,112)	(1,192)	(1,427)
Minus: Deferred tax assets(1)	(230)	(296)	(281)	(279)	(292)
Minus: Accounts payable to unrelated parties(1)	(906)	(779)	(793)	(748)	(775)
Minus: Accounts payable to related parties	(55)	(73)	(100)	(110)	(123)
Minus: Provisions and other current liabilities(2)	(2,803)	(2,671)	(3,062)	(3,026)	(2,936)
Minus: Income tax liabilities(1)	(222)	(227)	(189)	(280)	(231)
Invested capital	28,670	27,597	28,924	29,220	28,775

Average invested capital as of December 31, 2024	28,637

Operating income	1,392
Income tax expense(3)	(502)
NOPAT	890

Adjustments to average invested capital and ROIC
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2024	2024	2024(4)	2024(4)	2024(4)	2023(4)
Total assets	—	(38)	(47)	(622)	(709)
Plus: Cumulative goodwill amortization and impairment loss	—	(2)	(2)	(50)	(84)
Minus: Cash and cash equivalents	—	3	5	24	35
Minus: Deferred tax assets	—	2	2	3	10
Minus: Accounts payable to unrelated parties	—	2	2	13	12
Minus: Accounts payable to related parties	—	—	—	1	1
Minus: Provisions and other current liabilities(2)	—	8	7	29	39
Minus: Income tax liabilities	—	—	—	1	3
Invested capital	—	(25)	(33)	(601)	(693)

Adjustment to average invested capital as of December 31, 2024	(270)

Adjustment to operating income(4)	139
Adjustment to income tax expense(4)	(50)
Adjustment to NOPAT	89

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)
in € M, except where otherwise specified
	December 31,	September 30,	June 30,	March 31,	December 31,
2024	2024	2024(4)	2024(4)	2024(4)	2023(4)
Total assets	33,567	32,473	33,849	33,714	33,221
Plus: Cumulative goodwill amortization and impairment loss	504	517	563	469	545
Minus: Cash and cash equivalents(1)	(1,185)	(1,384)	(1,107)	(1,168)	(1,392)
Minus: Deferred tax assets(1)	(230)	(294)	(279)	(276)	(282)
Minus: Accounts payable to unrelated parties(1)	(906)	(777)	(791)	(735)	(763)
Minus: Accounts payable to related parties	(55)	(73)	(100)	(109)	(122)
Minus: Provisions and other current liabilities(2)	(2,803)	(2,663)	(3,055)	(2,997)	(2,897)
Minus: Income tax liabilities(1)	(222)	(227)	(189)	(279)	(228)
Invested capital	28,670	27,572	28,891	28,619	28,082

Average invested capital as of December 31, 2024	28,367

Operating income(4)	1,531
Income tax expense(3), (4)	(552)
NOPAT	979
ROIC in %	3.5
(1)	Includes amounts related to assets, and associated liabilities, classified as held for sale (see note 4 of the notes to the consolidated financial statements included in this report).
(2)

Including non-current provisions, non-current labor expenses, and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

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

Net income and net income growth

As net income represents the profitability of our business after all costs including operating costs, interest income and expense, taxes, and the impacts of noncontrolling interests in our subsidiaries, this metric shows our profit for the period after taking into account all aspects of our business. On a consolidated level, we also use percentage growth in net income (net income attributable to shareholders of FME AG) at Constant Currency as an additional performance indicator used for internal management. Net income and net income growth are also benchmarked based on movement at Constant Exchange Rates (Non-IFRS Measures).

Basic earnings per share growth

Percentage growth in basic earnings per share at Constant Currency (Non-IFRS Measure) is a performance indicator used to evaluate our profitability. This indicator helps to manage our overall performance. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted-average number of outstanding shares over the course of the year.

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

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, debt servicing, reductions in debt financing, and for repurchasing shares.

For a reconciliation of cash flow performance indicators for the years ended 2025, 2024, and 2023, which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “Item 5. Operating and financial review and prospects — IV. Financial position — Sources of liquidity.”

Capital expenditures

We manage our investments using a detailed coordination and evaluation process. The Management Board sets our complete investment budget and targets. Before realizing specific investment projects or acquisitions, our internal Acquisition & Investment Committee examines, based on certain thresholds, the individual projects and measures considering the expected return on investment and potential yield. Investment projects are evaluated using common methods such as net present value, internal interest rate methods, and return on invested capital. We utilize this evaluation methodology to ensure that we only make and implement investments and acquisitions that increase shareholder value. Capital expenditures for property, plant, and equipment and capitalized development costs is an indicator used for internal management. The measure influences the capital invested for replacement and expansion.

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA, which we define as EBITDA adjusted for:

●	the effects of acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in our Syndicated Credit Facility (See note 17 of the notes to the consolidated financial statements included in this report),
●	non-cash charges,

●	impairment loss (including any impairment losses associated with the FME25+ Program and Legacy Portfolio Optimization, as defined below), and
●	special items, including:
i.	costs related to our FME25+ Program,
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
iv.	costs incurred in relation to strategic divestitures identified during our Legacy Portfolio Optimization review. For further information regarding these costs during the years ended December 31, 2025, 2024, and 2023, see notes 4 and 5 e) of the notes to the consolidated financial statements included in this report).

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global, and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS Accounting Standards or to cash flow from operating, investing, or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures, and other commitments as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of December 31, 2025 and 2024, see “Item 5. Operating and financial review and prospects — IV. Financial position — Financing strategy.”

Business metrics for Value-Based Care

The metrics outlined below represent performance indicators utilized by management to evaluate the Value-Based Care operating segment. Value and risk-based care programs include shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Full risk arrangements include capitated arrangements and shared saving arrangements in which private payors credit us periodic, fixed payments based on expected medical expenses of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities; however, these programs also carry significant costs and potential risk of loss due to the full-risk nature of these arrangements. See “Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement — Executive order-based models.”

Our financial performance in this segment is directly linked to our ability to manage a defined scope of medical costs within specific parameters for clinical outcomes. Due to the time required for CMS and private payors to review data for programs, we utilize estimates in order to report certain metrics on a timely basis. The key metrics currently used to evaluate performance in the Value-Based Care operating segment include member months under medical cost management (Member Months) and membership.

These metrics are intended for discussion and internal evaluation purposes and may be further refined or expanded in future reporting periods. Because these measures are not derived from financial measures, they do not constitute measures determined in accordance with IFRS Accounting Standards or non-IFRS financial measures, and accordingly, are not reconciled to IFRS Accounting Standards metrics.

Member Months

Member Months is calculated by multiplying the number of members included in value-based reimbursement programs by the corresponding number of months these members participate in those programs. Under certain value-based care programs, we assume both the risk associated with generating savings and the risk related to the total cost of care for attributed patients. The financial results are recorded in earnings as our performance is determined. A change in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Membership

Membership refers to the total number of individuals who are enrolled in a plan or program for which they receive care under a value-based care model. The metric represents the population of patients whose health outcomes, utilization of services and cost of care are measured under value-based care programs and, we believe, is an indicator of the revenue generated.

II.	Financial condition and results of operations

Overview

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue. We provide dialysis and related services for individuals with renal diseases, including through value and risk-based care programs, as well as other healthcare services. We also develop, manufacture, and distribute a wide variety of healthcare products. Our healthcare products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, as well as acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate, or manage with a broad range of products and also sell dialysis products to other dialysis service providers. Our other healthcare services include pharmacy services, vascular specialty services, ambulatory surgery center services, and physician nephrology practice management.

Dialysis patient growth results from factors such as:

●	aging populations and increased life expectancies;
●	shortage of donor organs for kidney transplants;
●	increasing incidence of kidney disease;
●	better treatment and survival of patients with diabetes, hypertension, and other illnesses, which frequently lead to the onset of CKD;
●	improvements in treatment quality, new pharmaceuticals, and product technologies, which prolong patient life; and
●	improving standards of living in developing countries, which make life-saving dialysis treatment available.

We are also engaged in different areas of healthcare product therapy research.

As a global company delivering healthcare services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators, and legislators in many different economic environments and healthcare systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain healthcare items and services provided to their citizens. Not all healthcare systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Company structure

For a description of our structure, especially as it relates to our operating segments, see “Certain defined terms,” above, as well as note 29 of the notes to the consolidated financial statements included in this report.

Significant U.S. reimbursement, legislative matters, and other Medicare payment arrangements

A significant portion of healthcare services we provide is paid for by governmental institutions. For the year ended December 31, 2025, approximately 16% of our consolidated revenue was attributable to U.S. federally-funded healthcare benefit programs, such as Medicare and Medicaid, under which reimbursement rates are set by CMS. Legislative or regulatory changes could affect reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by the ESRD PPS and the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration.”

Presently, there is considerable uncertainty regarding possible future additional changes in healthcare regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease healthcare costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in reimbursement under Medicare, Medicaid, Medicare Advantage plans, or from commercial insurance (which could result from changes in legislation, regulation, or other federal pressure on insurers to decrease rates), or in patient access to commercial insurance (as the result, e.g., of the termination of enhanced premium tax credits that expired at the end of 2025), or Medicare Advantage plans could have material adverse effects on our healthcare services business and, because the demand for dialysis products is similarly affected by reimbursement and coverage rates, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. For additional information regarding reimbursement and other regulatory matters, including the Marietta decision and impacts from OBBBA, as well as a description of the other Medicare programs, initiatives, and arrangements that we participate (or have participated) in, each with specific reimbursement models, see Item 3.D, “Key information — Risk factors,” Item 4.B, “Information on the Company — B. Business Overview — Regulatory and Legal Matters — Health care Reform” and “— Reimbursement,” above.

III.	Results of operations, financial position and net assets

Highlights

The following items represent notable impacts or trends in our business and/or industry for the year ended December 31, 2025:

Legacy Portfolio Optimization and FME25+ Program

We continue to review our business portfolio, specifically with a view to exiting unsustainable markets and divesting non-core businesses and the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth. During the year ended December 31, 2025, the impacts from Legacy Portfolio Optimization mainly related to the completed divestitures in Brazil, Malaysia, and Kazakhstan as well as the select assets of our wholly owned Spectra Laboratories, and impairment losses primarily related to right-of-use assets as described in notes 4 and 5 e) of the notes to the consolidated financial statements included in this report.

On June 17, 2025, we launched our new strategy, FME Reignite, announcing our increased profitability aspirations for 2030 and a new capital allocation framework to enhance value creation. Included within the announcement was the expansion of the transformation of our operating structure into a significantly simplified structure embodying a more centralized approach and steps to achieve cost savings, originally named FME25 Program, by two years. The total program with its extension was renamed the FME25+ Program. We continue to target sustainable savings, including operational efficiencies, under our FME25+ Program, which was based on the successful implementation of the original FME25 Program. The FME25 Program introduced Care Enablement - the consolidation of our previously decentralized healthcare products business (including research and development, manufacturing, supply chain and commercial operations as well as supporting functions, such as regulatory and quality management) under a global MedTech umbrella, and Care Delivery, combining our global healthcare services businesses. These two operating segments were further expanded to include Value-Based Care under FME Reignite. The majority of the costs and recurring savings are included in costs of revenue and selling, general and administrative expense within our consolidated statements of income.

The following table shows the overall impact from Legacy Portfolio Optimization on our operating income as well as the costs and recurring savings associated with the FME25+ Program for the years ended December 31, 2025, 2024, and 2023:

Legacy Portfolio Optimization and FME25+ Program impacts on operating income in € M
	For the year ended December 31,
	2025	2024	2023
Legacy Portfolio Optimization	(97)	(288)	(204)
FME25+ Program
Costs	(194)	(180)	(153)
Recurring savings	804	567	346

In the discussion of our results below, the effects of the costs and savings related to the FME25+ Program are presented on a net basis.

Settlement of Interwell Health put options

During the second quarter of 2025, the Company entered into an agreement with shareholders of Interwell Health (our value and risk-based care subsidiary) to accelerate the settlement of put options held by non-physician investors originally granted as part of the 2022 merger of Cricket Health, InterWell Health LLC and Fresenius Health Partners, Inc. that created Interwell Health (the 2022 Interwell Health Transaction). The settlement in the amount of $362 M (€312 M) for this transaction occurred during September 2025 and represented a transaction with noncontrolling interests without loss of control. The settlement also resulted in the derecognition of certain deferred tax liabilities initially established in connection with the 2022 Interwell Health Transaction (Interwell Health Deferred Tax Reversal). For further information, see “Net cash provided by (used in) financing activities” below and note 26 of the notes to the consolidated financial statements included in this report.

Purchase of production sites

Effective December 31, 2025, pursuant to an agreement signed on October 17, 2025, Fresenius Medical Care Deutschland GmbH purchased the Company’s production sites in Schweinfurt and St. Wendel, Germany, which were previously leased from Fresenius SE and certain of its affiliates (collectively, Fresenius SE Companies), for a total transaction cost of €181 M (including a purchase price paid to Fresenius SE Companies in the amount of €171 M). For further information, see note 6 of the notes to the consolidated financial statements included in this report.

Share buyback

We launched our €1 BN share buyback program (excluding ancillary transaction costs) in two tranches to be completed within two years by August 10, 2027. Under the first tranche, shares were to be acquired up to a maximum of €600 M including any true-ups over a period ending latest April 30, 2026. The first tranche was initiated on August 11, 2025 and completed ahead of schedule on December 29, 2025, under which 14,124,564 shares were repurchased for €586 M (including true-ups). On January 9, 2026, we announced that we would accelerate our share buyback program and start the repurchase of the second tranche. Under the second tranche, we plan to repurchase a total amount of around €414 M from January 12 to May 8, 2026. The share buyback program is expected to be completed significantly earlier than originally planned, in less than a year. As of December 31, 2025, 14,124,564 shares have been repurchased resulting in cash outflows of €585 M. For further information, see note 20 of the notes to the consolidated financial statements included in this report.

Other Trends

Recent changes in global trade policy, including new tariffs on most products imported into the U.S. and the possibility of additional trade restrictions, have created increased uncertainty and potential risk within the healthcare industry and to our business operations and financial performance. While we have implemented measures to mitigate these risks, we may see further increased costs for supplies depending on the nature and scope of these shifts on the affected goods and materials we use. In addition to tariffs, additional macroeconomic factors continue to present challenges as inflation remains elevated, which contributes to higher labor and production costs, as well as ongoing disruptions of global supply chains and new or potential export/import restrictions across key markets. Resulting cost increases have and could continue to adversely impact our financial condition and results of operations, especially if we are unable to absorb these costs through increased reimbursement (which is largely dependent on government action and contractual terms) and increased prices for our products or offset them through supply chain adjustments, product redesign (which could require regulatory approvals), or other operational efficiencies. We are closely monitoring these developments and identifying additional strategies to mitigate potential financial and operational impacts and have experienced a limited impact in 2025. However, given the continuously changing nature of these challenges and their broader economic implications, we cannot accurately predict the full extent of their impact on our business in the medium to long-term. Additionally, for the year ended December 31, 2025, the euro to U.S. dollar exchange rate experienced moderate volatility, with the euro generally strengthening against the U.S. dollar. Influences on currency markets via geopolitical developments such as the changes in trade policy noted above and corrective actions taken by central banks may cause such exchange rate developments to differ significantly in the future.

As described in Item 4.B, “Information on the Company — B. Business Overview — Regulatory and Legal Matters — Health care Reform” and “— Reimbursement,” above, we are facing regulatory challenges that we assume will impact earnings development in future quarters. In the U.S., the elimination of the ACA premium tax credits (absent any future extension) and certain Medicaid-related provisions of the OBBBA are anticipated to adversely affect reimbursement levels and patient volumes. Additionally, certain pharmaceutical products are reimbursed under TDAPA, which provides for separate payment under the ESRD PPS for a limited transitional period. Upon expiration of the applicable TDAPA period, reimbursement for these pharmaceutical products transitions to either a post-TDAPA add-on under the ESRD PPS for dialysis drugs or biologicals for which there is an existing functional category or via a modification to the ESRD PPS rate, if applicable, after CMS undertakes additional rulemaking for dialysis drugs or biologicals for which there is not an existing functional category. The impacts from such changes in reimbursement on our results of operations, financial position, and net assets are described in the following discussions as “Impacts from TDAPA Reimbursement Regulation.” These U.S. regulatory impacts, together with other evolving global regulatory and reimbursement developments such as volume-based procurement and other regulatory policies in China, could continue to place pressure on our business in future periods and result in a negative impact on our revenues and operating income.

On July 11, 2025, the German legislature approved an investment program for economic growth which increases depreciation for machinery and equipment used in the calculation of income tax as well as implemented a gradual reduction of the corporate tax rate from 15% to 10% from 2028 until 2032. We do not expect a material impact on our business, financial position and results of operations as a result of the new regulation.

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

Year ended December 31, 2025 compared to year ended December 31, 2024

Results of operations
in € M
			Change in %
				Currency
				translation	Constant
	2025	2024	As reported	effects	Currency(1)
Revenue	19,628	19,336	2	(3)	5
Costs of revenue	(14,599)	(14,579)	0	4	4
Selling, general and administrative costs	(3,033)	(3,143)	(4)	4	0
Research and development	(158)	(183)	(14)	1	(13)
Income from equity method investees	181	135	34	1	35
Other operating income	528	760	(31)	(2)	(29)
Other operating expense	(720)	(934)	(23)	2	(21)
Operating income	1,827	1,392	31	(5)	36
Operating income margin	9.3	7.2
Interest income	70	72	(3)	(5)	2
Interest expense	(385)	(407)	(6)	4	(2)
Income tax expense	(321)	(316)	2	2	4
Net income	1,191	741	61	(5)	66
Net income attributable to noncontrolling interests	(213)	(203)	5	4	9
Net income attributable to shareholders of FME AG	978	538	82	(6)	88
Basic and diluted earnings per share in €	3.36	1.83	83	(6)	89
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Key Performance Indicators

The following discussions include our operating and reportable segments and the measures we use to manage these segments. Due to the change in our operating structure as of June 1, 2025, we have restated the financial information for 2024 for our operating segments in order to conform to the current year’s presentation. For further information, see note 1 and note 29 of the notes to the consolidated financial statements included in this report.

Revenue
in € M, except dialysis treatment, patient and clinic data
			Change in %
				Currency			Same Market
				translation	Constant	Organic	Treatment
	2025	2024	As reported	effects	Currency(1)	growth	Growth(2)
Revenue	19,628	19,336	2	(3)	5	8
Care Delivery segment	13,736	14,003	(2)	(4)	2	5	0.6
Thereof: U.S.	11,507	11,526	0	(4)	4	5	0.0
Thereof: International	2,229	2,477	(10)	(1)	(9)	4	2.0
Value-Based Care segment	2,247	1,752	28	(6)	34	34
Care Enablement segment	5,476	5,557	(1)	(3)	2	2
Inter-segment eliminations	(1,831)	(1,976)	(7)	3	(4)
Thereof: Care Delivery (3)	(497)	(480)	4	4	8
Thereof: Care Enablement (3)	(1,334)	(1,496)	(11)	3	(8)
Dialysis treatments	44,746,884	47,617,071	(6)
Patients	291,902	299,352	(2)
Clinics	3,601	3,675	(2)
Member Months	1,788,951	1,534,053	17
Membership	162,697	131,750	23
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).
(3)	Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. We also transfer products from the Care Enablement segment to the Care Delivery segment at fair market value.

Consolidated

Revenue increased as compared to the year ended December 31, 2024, primarily driven by an increase in organic growth in all segments, partially offset by a negative impact from foreign currency translation, the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a decrease in dialysis days.

Care Delivery

The decrease in Care Delivery revenue as compared to the year ended December 31, 2024 was driven by a negative impact from foreign currency translation and the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by an increase in organic growth. Organic growth was supported by favorable Impacts from TDAPA Reimbursement Regulation, reimbursement rate increases, and favorable payor mix effects. As of December 31, 2025, the number of patients treated in dialysis clinics that we own or operate in Care Delivery decreased as compared to December 31, 2024, primarily driven by divestitures in connection with Legacy Portfolio Optimization. Treatments in our Care Delivery segment decreased as compared to the year ended December 31, 2024, mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization) and a decrease in dialysis days, partially offset by Same Market Treatment Growth. During the year ended December 31, 2025, we acquired 6, opened 27, and combined, closed, or sold 107 dialysis clinics.

U.S.

In the U.S., revenue remained stable as an increase in organic growth was offset by a negative impact from foreign currency translation and a decrease in dialysis days. Organic growth in the U.S. was supported by favorable Impacts from TDAPA Reimbursement Regulation, reimbursement rate increases, and favorable payor mix effects. In the U.S., the number of patients we treated in dialysis clinics that we own or operate remained relatively stable at 205,483 patients (December 31, 2024: 206,436). Treatments remained relatively stable at 31,069,465 for the year ended December 31, 2025 as compared to 31,213,447 for the year ended December 31, 2024. We owned or operated 2,622 dialysis clinics in the U.S. at December 31, 2025 as compared to 2,624 dialysis clinics at December 31, 2024. During the year ended December 31, 2025, we acquired 2, opened 15 and combined, closed, or sold 19 dialysis clinics.

International

In International, the decrease in revenue was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in organic growth. There were 86,419 patients treated in dialysis clinics that we own or operate in International, a decrease of 7% (December 31, 2024: 92,916) primarily driven by divestitures in connection with Legacy Portfolio Optimization. Treatments in International decreased by 17% to 13,677,419 for the year ended December 31, 2025 as compared to 16,403,624 for the year ended December 31, 2024, driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth. We owned or operated 979 dialysis clinics in International at December 31, 2025 as compared to 1,051 dialysis clinics at December 31, 2024. During the year ended December 31, 2025, we acquired 4, opened 12 and combined, closed, or sold 88 dialysis clinics.

Value-Based Care

Value-Based Care revenue increased as compared to the year ended December 31, 2024, primarily due to an increase in organic growth, driven by an increase in Member Months mainly due to contract expansion, partially offset by a negative impact from foreign currency translation.

Care Enablement

Care Enablement revenue decreased as compared to the year ended December 31, 2024, primarily driven by a negative impact from foreign currency translation, partially offset by higher revenues related to critical care products (including products for acute care treatment and acute cardiopulmonary products), machines for chronic treatment, home hemodialysis products, and peritoneal dialysis products. Apart from the negative foreign currency translation impact, the development of revenue was driven by volume increases and positive pricing momentum despite a negative impact from volume-based procurement and other regulatory policies in China.

Operating income (loss)
in € M
			Change in %
				Currency
				translation	Constant
	2025	2024	As reported	effects	Currency(1)
Operating income (loss)	1,827	1,392	31	(5)	36
Care Delivery segment	1,614	1,218	33	(7)	40
Value-Based Care segment	1	(28)	n.a.		n.a.
Care Enablement segment	326	267	22	(1)	23
Inter-segment eliminations	5	(17)	n.a.		n.a.
Corporate	(119)	(48)	148	(58)	206
Operating income (loss) margin	9.3	7.2
Care Delivery segment	11.8	8.7
Value-Based Care segment	0.1	(1.6)
Care Enablement segment	6.0	4.8

(1)For further information on Constant Exchange Rates, see “I. Performance management system” above.

Consolidated

The increase in our operating income was largely driven by a positive impact from business growth (across all operating segments), net savings associated with the FME25+ Program, and reduced expenses from Legacy Portfolio Optimization, partially offset by higher personnel expense (including elevated medical benefit costs), a negative impact from Humacyte Remeasurements, inflationary cost increases, a negative impact from foreign currency translation, and an unfavorable impact from foreign currency transaction effects.

Care Delivery

Care Delivery operating income increased primarily as a result of a favorable impact from business growth (driven by favorable Impacts from TDAPA Reimbursement Regulation, reimbursement rate increases, and favorable payor mix effects), reduced expenses from Legacy Portfolio Optimization, and net savings associated with the FME25+ Program, partially offset by higher personnel expense (including elevated medical benefit costs), a negative impact from foreign currency translation, and inflationary cost increases.

Value-Based Care

For the year ended December 31, 2025, Value-Based Care recorded operating income as compared to an operating loss for the year ended December 31, 2024, mainly driven by a favorable savings rate for certain contracts, partially offset by an unfavorable effect from CKCC programs.

Care Enablement

Care Enablement operating income increased primarily due to net savings from the FME25+ Program and a favorable impact from business growth (driven by higher volumes and positive pricing developments, despite volume-based procurement and other regulatory policies in China). The increase in operating income was partially offset by inflationary cost increases, a negative impact from the remeasurement of receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S., and an unfavorable impact from foreign currency transaction effects.

Secondary performance indicators and other contributors to profit and loss

Costs of revenue remained stable as compared to the year ended December 31, 2024 as higher costs associated with business growth (mainly related to higher membership in our Value-Based Care segment), higher personnel expense in Care Delivery, and inflationary cost increases were mostly offset by a positive impact from foreign currency translation and net savings from the FME25+ Program. Costs of revenue by segment for the years ended December 31, 2025 and 2024 are provided in the following table:

Costs of revenue
in € M
			Change in %
				Currency
				translation	Constant
	2025	2024	As reported	effects	Currency(1)
Care Delivery segment	10,517	10,922	(4)	4	0
Value-Based Care segment	2,132	1,679	27	6	33
Care Enablement segment	3,780	3,915	(3)	4	1
Inter-segment eliminations	(1,836)	(1,952)	(6)	3	(3)
Corporate	6	15	(68)	0	(68)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Selling, general and administrative (SG&A) expense decreased for the year ended December 31, 2025 as compared to the prior year comparable period, primarily driven by net savings from the FME25+ Program and a positive impact from foreign currency translation, partially offset by higher personnel expense (including elevated medical benefit costs).

The decrease in research and development expense was largely driven by higher capitalization of development costs, partially offset by higher personnel costs for R&D projects.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The decrease in other operating income was primarily driven by lower gains from divestitures in connection with Legacy Portfolio Optimization, a decline in the contribution from the remeasurement of our investment in Humacyte, Inc., and an unfavorable impact from the phasing of income attributable to a consent agreement on certain pharmaceuticals, partially offset by higher foreign exchange gains.

The decrease in other operating expense was primarily driven by reduced expenses from Legacy Portfolio Optimization, partially offset by a negative impact from the remeasurement of our investment in Humacyte, Inc. and higher foreign exchange losses.

For additional information regarding other operating income and expense, see note 5 e) of the notes to the consolidated financial statements included in this report.

Net interest expense decreased by 6% from €335 M to €315 M, primarily due to a favorable impact from refinancing activities (mainly driven by lower debt) and lower interest expense resulting from lease liabilities, partially offset by unfavorable effects from foreign currency swaps.

The effective tax rate decreased from 29.9% to 21.2%, primarily driven by a positive impact from Legacy Portfolio Optimization, the Interwell Health Deferred Tax Reversal, and an increase in tax-free income related to equity method investees, partially offset by lower tax provisions in 2024 related to the release of certain valuation allowances which did not recur in 2025.

The increase in net income attributable to noncontrolling interests was primarily due to higher earnings from entities in which we have less than 100% ownership and are fully consolidated.

The increase in net income attributable to shareholders of FME AG resulted from the combined effects of the items discussed above.

Basic earnings per share increased primarily due to the increase in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period decreased to 291.2 M in 2025 as compared to 293.4 M in 2024, primarily driven by purchases of treasury stock under our share buyback program.

We employed 109,698 people (total headcount) as of December 31, 2025 (December 31, 2024: 111,513). This 2% decrease was largely due to the divestiture of certain businesses in connection with Legacy Portfolio Optimization.

Year ended December 31, 2024 compared to year ended December 31, 2023

Results of operations
in € M
			Change in %
				Currency
				translation	Constant
	2024	2023	As reported	effects	Currency(1)
Revenue	19,336	19,454	(1)	(1)	0
Costs of revenue	(14,579)	(14,529)	0	1	1
Selling, general and administrative costs	(3,143)	(3,196)	(2)	1	(1)
Research and development	(158)	(232)	(32)	0	(21)
Income from equity method investees	181	122	48	37	11
Other operating income	528	515	3	45	48
Other operating expense	(720)	(765)	(6)	29	23
Operating income	1,827	1,369	33	30	3
Operating income margin	7.2	7.0
Interest income	70	88	(19)	(1)	(18)
Interest expense	(385)	(424)	(9)	5	(4)
Income tax expense	(321)	(301)	7	(1)	6
Net income	1,191	732	63	61	2
Net income attributable to noncontrolling interests	(213)	(233)	(13)	0	(13)
Net income attributable to shareholders of FME AG	978	499	96	87	9
Basic and diluted earnings per share in €	3.36	1.70	98	89	9
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Key Performance Indicators

The following discussions include our operating and reportable segments and the measures we use to manage these segments. Due to the change in our operating structure as of June 1, 2025, as mentioned above, we have restated the financial information for 2024 and 2023 for our operating segments in order to conform to the current year’s presentation. For further information, see note 1 and note 29 of the notes to the consolidated financial statements included in this report.

Revenue
in € M, except dialysis treatment, patient and clinic data
			Change in %
							Same
				Currency			Market
				translation	Constant	Organic	Treatment
	2024	2023	As reported	effects	Currency(1)	growth	Growth(2)
Revenue	19,336	19,454	(1)	(1)	0	4
Care Delivery segment	14,003	14,749	(5)	0	(5)	1	0.3
Thereof: U.S.	11,526	11,836	(3)	0	(3)	0	(0.1)
Thereof: International	2,477	2,913	(15)	(2)	(13)	4	1.4
Value-Based Care segment	1,752	1,277	37	0	37	37
Care Enablement segment	5,557	5,345	4	(1)	5	5
Inter-segment eliminations	(1,976)	(1,918)	3	0	3
Thereof: Care Delivery (3)	(480)	(448)	7	0	7
Thereof: Care Enablement (3)	(1,496)	(1,469)	2	0	2
Dialysis treatments	47,617,071	51,654,540	(8)
Patients	299,352	332,548	(10)
Clinics	3,675	3,925	(6)
Member Months	1,534,053	1,330,582	15
Membership	131,750	122,242	8
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

(2)

Same market treatment growth represents growth, in percent, in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).

(3)

Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. We also transfer products from the Care Enablement segment to the Care Delivery segment at fair market value.

Consolidated

Revenue decreased as compared to the year ended December 31, 2023, primarily driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), the absence, in 2024, of a settlement agreement in 2023 related to a previous complaint we filed against the U.S. government in 2019 which sought to recover amounts owed to us under the Tricare program (Tricare Settlement) and a negative impact from foreign currency translation, partially offset by an increase in organic growth in both all segments.

Care Delivery

The decrease in Care Delivery revenue as compared to the year ended December 31, 2023 was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and the absence, in 2024, of the Tricare Settlement. Organic growth was supported by reimbursement rate increases and a favorable payor mix, which were offset by increased implicit price concessions. As of December 31, 2024, the number of patients treated in dialysis clinics that we own or operate in Care Delivery decreased as compared to December 31, 2023, primarily driven by divestitures in connection with our Legacy Portfolio Optimization plan. Treatments in our Care Delivery segment decreased as compared to the year ended December 31, 2023, mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization). During the year ended December 31, 2024, we acquired 3, opened 30 and combined, closed or sold 283 dialysis clinics.

U.S.

In the U.S., the decrease in revenue was driven by the absence, in 2024, of the Tricare Settlement and the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization). Organic growth in the U.S. was supported by reimbursement rate increases and a favorable payor mix, which were offset by increased implicit price concessions. In the U.S., 206,436 patients (December 31, 2023: 205,308) were treated in dialysis clinics that we own or operate. Treatments remained relatively stable at 31,213,447 for the year ended December 31, 2024 as compared to 31,210,375 for the year ended December 31, 2023, primarily as Same Market Treatment Growth was limited by the cancellation of less profitable acute care contracts (-0.2%). We owned or operated 2,624 dialysis clinics in the U.S. at December 31, 2024 as compared to 2,615 dialysis clinics at December 31, 2023. During the year ended December 31, 2024, we opened 27 and combined, closed or sold 18 dialysis clinics.

International

In International, the decrease in revenue was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation, partially offset by an increase in organic growth and an increase in dialysis days. There were 92,916 patients, a decrease of 27% (December 31, 2023: 127,240) treated in dialysis clinics that we own or operate in International, primarily driven by divestitures in connection with Legacy Portfolio Optimization. Treatments in International decreased by 20% to 16,403,624 for the year ended December 31, 2024 as compared to 20,444,165 for the year ended December 31, 2023, driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth and an increase in dialysis days. We owned or operated 1,051 dialysis clinics in International at December 31, 2024 as compared to 1,310 dialysis clinics at December 31, 2023. During the year ended December 31, 2024, we acquired 3, opened 3, and combined, closed, or sold 265 dialysis clinics.

Value-Based Care

Value-Based Care revenue increased as compared to the year ended December 31, 2023 primarily due to an increase in organic growth, driven by an increase in Member Months mainly due to contract expansion and membership growth.

Care Enablement

Care Enablement revenue increased as compared to the year ended December 31, 2023, primarily driven by higher revenues related to in-center disposables, machines for chronic treatment, home hemodialysis products, and products for acute care treatments, partially offset by a negative impact from foreign currency translation. The development was driven by volume increases for our products across all of our geographical regions. Additionally, pricing momentum outside of China remained positive. In China, pricing was negatively impacted by volume-based procurement.

Operating income (loss)
in € M
			Change in %
				Currency
				translation	Constant
	2024	2023	As reported	effects	Currency(1)
Operating income (loss)	1,392	1,369	2	(1)	3
Care Delivery segment	1,218	1,612	(24)	0	(24)
Value-Based Care segment	(28)	(96)	(71)	0	(71)
Care Enablement segment	267	(67)	n.a.		n.a.
Inter-segment eliminations	(17)	(13)	30	5	25
Corporate	(48)	(67)	(29)	(1)	(28)
Operating income (loss) margin	7.2	7.0
Care Delivery segment	8.7	10.9
Value-Based Care segment	(1.6)	(7.5)
Care Enablement segment	4.8	(1.2)
(1)	For further information on Constant Exchange Rates, see “I. Performance management system” above.

Consolidated

The increase in our operating income was largely driven by a positive impact from business growth, net savings associated with the FME25+ Program, and a positive impact from value and risk-based care programs, partially offset by higher personnel expense, the absence, in 2024, of the Tricare Settlement, inflationary cost increases, and an unfavorable impact from Legacy Portfolio Optimization.

Care Delivery

Care Delivery operating income decreased primarily as a result of an unfavorable impact from Legacy Portfolio Optimization, the absence, in 2024, of the Tricare Settlement, higher personnel expense and inflationary cost increases, partially offset by a positive impact from business growth, a positive impact from value and risk-based care programs and net savings associated with the FME25+ Program.

Value-Based Care

The operating loss for Value-Based Care decreased primarily due to a favorable savings rate and an increase in Member Months, mainly due to contract expansion and membership growth.

Care Enablement

For the year ended December 31, 2024, Care Enablement recorded operating income as compared to an operating loss for the year ended December 31, 2023, primarily due to a favorable impact from business growth (driven by positive volume and pricing developments which were partially offset by volume-based procurement in China), a favorable impact from Legacy Portfolio Optimization, net savings from the FME25+ Program, and a positive impact from the remeasurement of receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S., partially offset by inflationary cost increases and unfavorable foreign currency transaction effects.

Secondary performance indicators and other contributors to profit and loss

Costs of revenue remained relatively stable as compared to the year ended December 31, 2023 as increased value and risk-based care program expenses (contract expansion and membership growth) in Value-Based Care, higher personnel expense in Care Delivery and inflationary cost increases were mostly offset by lower costs associated with business growth in Care Delivery (partially offset by higher costs in Care Enablement), the absence, in 2024, of the results of operations for businesses previously divested under Legacy Portfolio Optimization primarily within Care Delivery, net savings from the FME25+ Program and a positive impact from foreign currency translation. Costs of revenue by segment for the year ended December 31, 2024 and 2023 are provided in the following table:

Costs of revenue
in € M
			Change in %
				Currency
				translation	Constant
	2024	2023	As reported	effects	Currency(1)
Care Delivery segment	10,922	11,350	(4)	1	(3)
Value-Based Care segment	1,679	1,250	34	0	34
Care Enablement segment	3,915	3,834	2	1	3
Inter-segment eliminations	(1,952)	(1,905)	2	1	3
Corporate	15	0	n.a.		n.a.

(1)For further information on Constant Exchange Rates, see “I. Performance management system” above.

SG&A expense decreased for the year ended December 31, 2024 as compared to the prior year comparable period driven by lower costs associated with business growth.

The decrease in research and development expense for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was largely driven by lower personnel costs for R&D projects, higher capitalization of development costs, and lower costs related to activities in the field of regenerative medicine, partially offset by increased R&D activity.

The increase in income from equity method investees was primarily driven by higher earnings attributable to VFMCRP.

The increase in other operating income was primarily driven by foreign exchange gains, a positive impact from Humacyte Remeasurements, and the impacts from Legacy Portfolio Optimization.

The increase in other operating expense was primarily driven by the impacts from Legacy Portfolio Optimization, foreign exchange losses, and an unfavorable impact from the valuation of vPPAs, partially offset by the absence, in 2024, of the results of operations for businesses previously divested under Legacy Portfolio Optimization.

For additional information regarding other operating income and expense, see note 5 e) of the notes to the consolidated financial statements included in this report.

Net interest expense remained relatively stable at €335 M from €336 M as a favorable impact from refinancing activities and favorable effects from foreign currency swaps were mostly offset by higher net interest expense on taxes related to a settlement, lower interest associated with receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. in the U.S., a negative impact from the cyber attack on one of our third party service providers leading to a shutdown of its financial clearinghouse service systems resulting in a delay in claims processing (the Third-party Cyber Incident), and unfavorable foreign currency translation effects.

The effective tax rate increased to 29.9% from 29.1% for the same period of 2023, primarily driven by a negative impact from Legacy Portfolio Optimization, partially offset by lower tax provisions related to the recognition of a previously unrecognized deferred tax asset and tax law changes. For information regarding the impact of Pillar Two tax legislation, see note 5 g) of the notes to the consolidated financial statements included in this report.

The decrease in net income attributable to noncontrolling interests was primarily due to lower earnings in fully consolidated entities in which we have less than 100% ownership, partially offset by a favorable impact from Legacy Portfolio Optimization.

The increase in net income attributable to shareholders of FME AG resulted from the combined effects of the items discussed above.

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

IV.Financial position

Our investment and financing strategy did not change substantially in the past fiscal year as our business model, which is based on stable and high cash flows, allows for a reasonable proportion of debt. We regard our refinancing options as being very stable and flexible. During the past fiscal year, the focus of our investing activities was on our healthcare products business.

Financing strategy

Our financing strategy aims at ensuring financial flexibility, managing financial risks, and optimizing financing costs. Financial flexibility is ensured through maintaining sufficient liquidity. Refinancing risks are limited due to the Company’s balanced maturity profile, which is characterized by a wide range of maturities of up to 2032. Corporate bonds in euro and U.S. dollar form the basis of our mid- and long-term financing instruments. Corporate bonds in euro are issued under our €10 BN debt issuance program. For short-term financing we use our €1.5 BN commercial paper program and bilateral credit lines. The €2 BN Syndicated Credit Facility serves as a backup facility and was undrawn at December 31, 2025.

The following chart summarizes our main financing debt mix as of December 31, 2025:

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, and manage against our self-imposed target of 2.5x - 3.0x (see “I. Performance management system — Net leverage ratio (Non-IFRS Measure),” above). The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of December 31, 2025 and 2024.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure in € M, except for net leverage ratio
	December 31,	December 31,
	2025	2024
Debt and lease liabilities (1)	10,795	10,988
Minus: Cash and cash equivalents (2)	(1,599)	(1,185)
Net debt	9,196	9,803
Net income	1,191	741
Income tax expense	321	316
Interest income	(70)	(72)
Interest expense	385	407
Depreciation and amortization	1,463	1,536
Adjustments (3)	447	450
Adjusted EBITDA	3,737	3,378
Net leverage ratio	2.5	2.9
(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt, long-term debt, less current portion, and debt and lease liabilities included within liabilities directly associated with assets held for sale.
(2)	Includes cash and cash equivalents included within assets held for sale (see note 4 of the notes to the consolidated financial statements included in this report).
(3)	Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2025: €1 M; 2024: -€23 M), non-cash charges, primarily related to pension expense (2025: €47 M; 2024: €52 M), impairment loss (2025: €37 M; 2024: €207 M), and special items, including costs related to the FME25+ Program (2025: €185 M; 2024: €164 M), Legacy Portfolio Optimization (2025: €83 M; 2024: €113 M), Legal Form Conversion Costs (2025: €4 M; 2024: €9 M), and Humacyte Remeasurements (2025: €90 M; 2024: -€72 M).

The key financial risks we are exposed to include foreign exchange risk and interest rate risk. To manage these risks, we enter into various hedging transactions that have been authorized by the Management Board. Counterparty risks are managed via internal credit limits, taking into account the external credit ratings of the respective hedging counterparty. We do not use financial instruments for trading or other speculative purposes (for financial risks as well as information regarding vPPAs, see Item 11. “Quantitative and qualitative disclosures about market risk — Management of foreign exchange and interest rate risks” below as well as note 26 of the notes to the consolidated financial statements included in this report). For information on our credit ratings, see note 21 of the notes to the consolidated financial statements included in this report. A rating is not a recommendation to buy, sell, or hold securities of the Company, and may be subject to suspension, change, or withdrawal at any time by the assigning rating agency.

We have established guidelines for risk management procedures and controls which govern the use of financial instruments. These guidelines include a clear segregation of duties with regards to execution on the one hand and administration, accounting, and controlling on the other.

Effect of off-balance-sheet financing instruments on our financial position, assets and liabilities

We are not involved in off-balance-sheet transactions that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources.

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt, and divestitures. We require this capital primarily to finance working capital needs, fund the FME25+ Program and acquisitions, operate clinics, develop free-standing renal dialysis clinics and other healthcare facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends, repurchase shares (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below), and to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries (see note 26 of the notes to the consolidated financial statements included in this report).

As of December 31, 2025, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.3 BN, including €2.0 BN under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes (see note 17 of the notes to the consolidated financial statements included in this report).

At December 31, 2025, we had cash and cash equivalents of €1,599 M (December 31, 2024: €1,180 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure, see “— I. Performance management system — Net cash provided by (used in) operating activities in % of revenue” and “— Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the years ended December 31, 2025, 2024, and 2023 and reconciles free cash flow to Net cash provided by (used in) operating activities, the most directly comparable IFRS Accounting Standards measure, and free cash flow in percent of revenue to Net cash provided by (used in) operating activities in percent of revenue:

Cash flow measures
in € M, except where otherwise specified
	2025	2024	2023
Revenue	19,628	19,336	19,454
Net cash provided by (used in) operating activities	2,681	2,386	2,629
Capital expenditures	(915)	(699)	(685)
Proceeds from sale of property, plant and equipment	16	14	16
Capital expenditures, net	(899)	(685)	(669)
Free cash flow	1,782	1,701	1,960
Net cash provided by (used in) operating activities in % of revenue	13.7	12.3	13.5
Free cash flow in % of revenue	9.1	8.8	10.1

Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories and receivables, and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities in percent of revenue for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was driven by an increase in net income, an improvement in cash collections and the combined positive prior year impacts of the phasing of income tax payments, particularly in the U.S., (positive) and cash received in 2024 from our former general partner, Fresenius Medical Care Management AG, related to pension obligations for management board members as a result of the Conversion, which did not recur in 2025 (negative), further muted by a negative impact in 2025 from the development of certain other working capital items (driven by the development of inventories). The decrease in net cash provided by operating activities in percent of revenue for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was driven by a negative impact from the phasing of dividend payments received from equity method investments and the absence, in 2024, of the Tricare Settlement, partially offset by a favorable effect from certain working capital items (mainly accounts receivable from related parties and inventories). Delays in collections of trade accounts receivable in the U.S. (including significant delays in the first half of 2024 from the Third-party Cyber Incident) were partially mitigated by the substantial resolution of the impacts related to the Third-party Cyber Incident during the second half of 2024.

The profitability of our business depends significantly on reimbursement rates for our services. For the year ended December 31, 2025, approximately 78% of our revenue was generated by providing healthcare services (including insurance services), a major portion of which is reimbursed by either public healthcare organizations or private insurers. In 2025, approximately 16% of our consolidated revenue was attributable to reimbursements from U.S. federal healthcare benefit programs such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “II. Financial condition and results of operations — Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 16 of the notes to the consolidated financial statements included in this report), as well as from the use of our bilateral credit lines. We expect that we will have adequate sources of financing available to us. Our Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities” and note 17 of the notes to the consolidated financial statements included in this report).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) (Non-IFRS Measure) of 59 days at December 31, 2025 (December 31, 2024: 63 days).

DSO by segment is calculated by dividing the respective segment’s trade accounts and other receivables from unrelated parties (including receivables related to assets held for sale) less contract liabilities, converted to euro using the average exchange rate for the period presented by the average daily sales for the last twelve months of that segment, including sales or value-added tax, converted to euro using the average exchange rate for the period. In order to ensure comparability of line items included in the consolidated balance sheets and consolidated statements of income, trade accounts and other receivables from unrelated parties (including receivables related to assets held for sale) and contract liabilities as of December 31, 2025 are adjusted for an increase in the amount of €101.3 M and €3.7 M, respectively (December 31, 2024: a decrease of €78.5 M and an increase of €1.5 M, respectively), which represents the impact on these line items from foreign currency translation. Additionally, daily revenues in the amount of €(0.1) M and €(0.6) M for the twelve months ended December 31, 2025 and December 31, 2024, respectively, are adjusted in relation to amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, to increase consistency with the respective adjustments in the determination of adjusted EBITDA (See “— I. Performance management system — Net leverage ratio (Non-IFRS Measure)” above) and in the amount of €1.1 M and €1.0 M for the twelve months ended December 31, 2025 and December 31, 2024, respectively to include sales or value-added tax and other smaller effects.

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding (Non-IFRS Measure)
in days
	December 31,
	2025	2024	Explanation of movement

Care Delivery	54	56	Improvement in cash collections

Value-Based Care	33	33	Remained stable

Care Enablement	86	95	Improvement through sharpened focus on credit management and cash collection

FME AG	59	63

Due to the fact that a large portion of our reimbursement is provided by public healthcare organizations and private payors, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 25 of the notes to the consolidated financial statements included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2025, 2024, and 2023 was €723 M, €85 M, and €544 M, respectively. The following table shows a breakdown of our investing activities for 2025, 2024, and 2023:

Cash flows relating to investing activities
in € M
				Acquisitions, investments,
	Capital expenditures, net, including			purchases of intangible assets and			Proceeds from divestitures and the
	capitalized development costs			investments in debt securities			sale of debt securities
	2025	2024	2023	2025	2024	2023	2025	2024	2023

Care Delivery	321	352	329	49	35	55	226	658	194
Value-Based Care	1	1	1	0	2	—	0	—	1
Care Enablement	577	332	339	60	68	82	59	47	67
Total	899	685	669	109	105	137	285	705	262

The majority of our capital expenditures was used for the expansion of production capacity (including the purchase of previously leased facilities), capitalization of certain development costs, capitalization of machines provided to our customers, maintaining existing clinics and centers, and equipping new clinics and centers. Capital expenditures accounted for approximately 5%, 4%, and 3% of total revenue in 2025, 2024, and 2023, respectively.

Acquisitions in 2025 relate primarily to the purchase of clinics and centers. Investments in 2025 were primarily comprised of purchases of debt securities. Divestitures in 2025 mainly related to the divestment of equity investments and debt securities, including divestitures under our Legacy Portfolio Optimization program as well as cash received related to the sale of select assets of the Company’s wholly owned Spectra Laboratories (see note 4 of the notes to the consolidated financial statements included in this report).

Investments in 2024 were primarily comprised of purchases of debt securities and equity investments. Divestitures in 2024 were mainly related to the divestment of equity investments (including divestitures under our Legacy Portfolio Optimization program) and debt securities.

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

In 2026, we anticipate capital expenditures around €0.8 BN to €1.0 BN and will remain disciplined with regard to acquisition and investment spending, while focusing on the organic growth of our business. Our anticipated capital expenditures are driven by the need to position us well to capture growth opportunities, including the large-scale rollout of our HVHDF-capable 5008X CAREsystem (for which we are targeting to replace around 20% of our machines in 2026 with the ultimate goal of replacing 100% by 2030), as well as to maintain quality levels and patient experience. Additionally, we plan accelerated capital expenditures in new production facilities as well as into R&D activities for a more globalized product portfolio.

Further information regarding our acquisitions, investments and divestitures, see notes 3, 4, and 5 e) of the notes to the consolidated financial statements included in this report.

Net cash provided by (used in) financing activities

In 2025, 2024, and 2023, net cash used in financing activities was €1,403 M, €2,569 M and €1,859 M, respectively.

In 2025, cash was mainly used in the repayment of debt and lease liabilities, the purchase of our shares through the share buyback program, distributions to noncontrolling interests (including the settlement of Interwell Health put options), and the payment of dividends, partially offset by proceeds from debt (including the issuance of bonds during the second quarter of 2025).

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

On May 27, 2025, we paid a dividend with respect to 2024 of €1.44 per share (€1.19 per share for 2023 paid in 2024 and €1.12 per share for 2022 paid in 2023). The total dividend payments in 2025, 2024, and 2023 were €423 M, €349 M and €329 M, respectively.

The following chart summarizes our significant long-term financing instruments as well as their maturity structure at December 31, 2025:

For a description of our short-term debt, long-term sources of liquidity, and contractual cash flows (including interest) resulting from recognized financial liabilities and derivative financial instruments recorded in the consolidated balance sheets, see notes 16, 17, and 26 of the notes to the consolidated financial statements included in this report.

The following table summarizes our available sources of liquidity at December 31, 2025:

Available sources of liquidity
in € M
		Expiration per period of
		Less than 1
	Total	year	1-3 years	3-5 years	Over 5 years
Syndicated Credit Facility	2,000	—	2,000	—	—
Other unused lines of credit	1,307	997	310	—	—
	3,307	997	2,310	—	—

An additional source of liquidity is our commercial paper program, under which up to €1,500 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2025 and 2024, we did not utilize the commercial paper program.

At December 31, 2025, we had short-term debt from unrelated parties (excluding the current portion of long-term debt) in the total amount of €17 M.

For information regarding other contractual commitments, see note 25 of the notes to the consolidated financial statements included in this report.

Although current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to operate our business while meeting our financial obligations as they come due, and to resume growing our business as macroeconomic conditions improve and headwinds subside. Because of the non-discretionary nature of the healthcare services we provide, the need for healthcare products utilized to provide such services, and the availability of government reimbursement for a substantial portion of our healthcare services, our business is generally not cyclical. A substantial portion of our accounts receivable is generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate credit risk. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our healthcare products (see “III. Results of operations, financial position and net assets” and Item 3.D, “Key Information — Risk factors,” above). If the conditions in the capital markets worsen, this could increase our financing costs and limit our financial flexibility.

At our AGM scheduled to be held on May 21, 2026, our Supervisory Board intends to propose to the shareholders a dividend of €1.49 per share for 2025, payable in 2026. The total expected dividend payment is approximately €416 M based on shares outstanding as of December 31, 2025. This amount considers the 14,124,564 treasury shares held by the Company as of December 31, 2025, which are not entitled to dividends.

Our principal financing needs in 2026 relate to the repayment of bonds at maturity and to repurchase shares under our share buyback program. The dividend payment in May 2026, anticipated capital expenditures as well as further acquisition payments are expected to be covered by our cash flow, including the use of existing credit facilities and, if required, additional debt financing. We have sufficient flexibility to meet our financing needs in 2026.

V.	Balance sheet structure

Total assets as of December 31, 2025 decreased by 8% to €31.0 BN from €33.6 BN as compared to 2024. Apart from a 9% negative impact resulting from foreign currency translation, total assets increased by 1% to €34.1 BN primarily due to increases in certain working capital items such as cash and cash equivalents, inventories, and other receivables from unrelated parties.

Current assets as a percent of total assets increased to 25% at December 31, 2025 as compared to 24% at December 31, 2024, primarily due to decreased goodwill, right of use assets and property, plant and equipment driven by the impact from foreign currency translation. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 46% at December 31, 2025 as compared to 47% at December 31, 2024, primarily due to a decrease in shareholders’ equity driven by a negative impact from foreign currency translation adjustments and purchases of treasury stock under our share buyback program, partially offset by the impact of net income on shareholders’ equity and the impact from the settlement of Interwell Health put options. The decrease in the equity ratio was mitigated by a decrease in lease liabilities (mainly due to impacts from foreign currency translation) and other financial liabilities (including a decrease related to the settlement of Interwell Health put options). ROIC increased to 5.0% at December 31, 2025 as compared to 3.5% at December 31, 2024 primarily driven by an overall increase in our operating income, a decrease in costs related to Legacy Portfolio Optimization, the impact from the Interwell Health Deferred Tax Reversal, and a decrease in average invested capital (mainly due to impacts from foreign currency translation). Goodwill, included in the item “Invested capital,” has a significant impact on the calculation of ROIC. The weighted average cost of capital (WACC), including weighted risk premiums for country risks, was 7.0%. See “— I. Performance management system — Return on invested capital (ROIC) (Non-IFRS Measure)” above.

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

Although we believe our FY 2026 outlook, which we issued in connection with the announcement of our results for the 2025 fiscal year, is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the FY 2026. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of the locations at which they are discussed in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3.D, “Key Information — Risk factors” and Item 11, “Quantitative and qualitative disclosures about market risk.” Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 25 of the notes to the consolidated financial statements included in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See “Forward-looking Statements” immediately following the Table of Contents to this report. Other risks discussed in Item 3.D, “Key Information — Risk factors,” that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition, and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

Potential impact	Description of impact	Classification	Likelihood
Severe	Material negative impact	Almost certain	> 90% to 100%
Major	Significant negative impact	Likely	> 50% to 90%
Medium	Moderate negative impact	Possible	> 10% to 50%
Low	Small negative impact	Unlikely	0% to 10%

Likelihood	Almost Certain

	Likely		9, 10, 16

	Possible	1, 2, 7, 8, 13	3, 4, 5, 6, 12, 14, 15, 18, 20	17, 19

	Unlikely			11

		Low	Medium	Major	Severe

High Risk

Medium Risk

Low Risk

Risk Number	Risk factor (or other related disclosure) within the report

1

If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government healthcare programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including “whistleblower” suits.

2	If certain of our investments or value and risk-based care programs with healthcare organizations and healthcare providers are found to have violated the law, our business could be adversely affected.
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

5	Any material disruption in government operations and funding could have a material adverse impact on our business, financial condition, and results of operations.
6	A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable and impact our operating results.
7	Changes in reimbursement, payor mix and/or governmental regulations for healthcare could materially decrease our revenues and operating profit.
8	We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.
9	We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.
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

11	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
12	Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability, and reputational damage.
13	Our indebtedness may prevent us from fulfilling our debt-service obligations or implementing certain elements of our business strategy.
14

Foreign currency and interest rate exposure. See Item 5, “Operating and financial review and prospects – IV. Financial position,” Item 11, “Quantitative and qualitative disclosures about market risk – Market risk” and note 26 of the notes to the consolidated financial statements included in this report.

15	Legal and regulatory matters (see note 25 of the notes to the consolidated financial statements included in this report).
16	Diverging views of fiscal authorities or changes in tax legislation could require us to make additional tax payments.
17	As a company with operations spanning more than 140 countries, we face specific risks from our global operations.
18	We are subject to risks associated with unpredictable events, such as public health crises and epidemics/pandemics or other significant events beyond our control.
19	Global economic conditions as well as disruptions in financial markets could have an adverse effect on our businesses.
20

If we are unable to meet applicable legal requirements and/or market expectations with respect to sustainability, both our business and our reputation could suffer. We could be subject to fines and other financial burdens associated with global environmental, social and governance regulations, laws and activities, and we could alienate our patients, employees, customers, partners, investors, and the communities we serve. Furthermore, if we do not meet investors’ or certain markets’ ESG standards, the market for our securities could be adversely impacted. At the same time, any efforts to meet ESG standards involving diversity and equity could subject us to allegations of unlawful discrimination.

VII. Research and development

Healthcare systems face major financial challenges. With the R&D activities, Fresenius Medical Care therefore aims to develop innovative products and therapies that not only meet high quality standards and improve clinical outcomes but are also cost efficient. As an operator of proprietary dialysis clinics and a provider of comprehensive dialysis solutions – including equipment, services, and support for both clinical and home settings – the Company believes that these goals are entirely compatible.

Global research and development strategy

Our R&D strategy contributes to our corporate strategy, which aims to provide healthcare for chronically and critically ill patients by developing adjacent products and therapies across the full spectrum of renal care (e.g., digital health solutions, AI-supported care models, and home-based renal therapies), as well as by developing and acquiring complementary assets such as data platforms and service offerings that support value-based integrated renal care. Furthermore, our globally oriented R&D strategy enables us to respond effectively to the worldwide rise in demand for high-quality yet cost-efficient treatment and therapy methods. In so doing, Fresenius Medical Care takes regional and local market conditions into account and offers a differentiated product portfolio in line with its strategic goal of achieving industry-leading treatment outcomes. See Item 4B “Business overview — Major markets and competitive position” and “— Corporate strategy and objectives” above. In conjunction with the R&D activities, Fresenius Medical Care actively collaborates with a broad range of external partners to strengthen the global innovation and technology ecosystem. These partnerships include numerous academic institutions and research institutes at prestigious universities across the U.S. and beyond. The Renal Research Institute (RRI), our wholly owned subsidiary, is an important player in data-driven research, artificial intelligence, mathematical modeling, and other advanced analytics research. The Renal Research Institute explores critical scientific questions related to all aspects of CKD and renal therapies. In addition, the Renal Research Institute fosters collaborations with nephrology societies and technology-focused organizations to jointly explore and implement digital health innovations, AI-enabled tools, and evidence-based solutions that enhance patient care.

In 2025, the global Clinical Research team supported commercialization of products and services within Fresenius Medical Care, including company-sponsored clinical trials and investigator-initiated clinical studies globally. In addition, Fresenius Medical Care Ventures (FMCV) collaborates with start-ups and early-stage companies with the objective of promoting an open culture of innovation and enabling access to the latest technologies.

R&D highlights in 2025

In 2025, the Renal Research Institute and Clinical Research within the Global Medical Office undertook several R&D initiatives. These efforts highlighted Fresenius Medical Care’s commitment to improving care for patients with ESKD and advancing the field of nephrology. A unifying theme across all these initiatives is the enhancement of patient care through personalized and precision medicine.

Advancements in dialysis technology and personalized therapy

The global Clinical Research team plays a pivotal role in validating and advancing technologies and practices, ensuring the implementation of safer, more personalized treatments that enhance patient experience and outcomes.

High-Volume hemodiafiltration and clinical validation

Following the 2024 publication of the CONVINCE study (Kidney International, 2024 Nov;106(5):961-971), our research in 2025 has centered on translating its findings into clinical practice through the widespread adoption of HVHDF. Over the past year, we have consolidated the evidence base by validating HVHDF’s cognitive benefits through real-world data collected across our European network. Most recently, analyses of 2025 Fresenius Medical Care clinic data confirmed sustained reductions in mortality and hospitalization rates. These latest results, presented at international scientific congresses during the autumn of 2025, highlight the transition from clinical trial achievement to the establishment of HVHDF as a new standard of care in advanced dialysis treatment.

Clinical trial outcomes and progress

Our registration and post-market studies demonstrate our commitment to rigorous clinical validation across our product portfolio.

The SAfety of Regional Citrate Anticoagulation (SARCA) Study is aiming to support the introduction of the multiFiltratePRO acute dialysis machine and citrate anticoagulation procedure to the U.S. market. This open-label, prospective, multi-center registration study successfully enrolled 31 patients across ten U.S. clinics, confirming that all components of the therapy can be considered both safe and effective, with no unexpected safety events observed. Based on these strong results, Fresenius Medical Care remains on track to submit the registration for our citrate solution in the U.S. in December 2025, with market launch expected in 2026.

A retrospective, multi-center analysis known as the MFT PRO Adult Study confirmed the performance and safety of the multiFiltratePRO device for continuous kidney replacement therapy in adult patients with acute kidney injury (AKI). The study successfully met performance and safety objectives, demonstrating that the target for effluent dose – set by the Kidney Disease: Improving Global Outcomes (KDIGO) initiative was consistently achieved. These findings support the continued Conformité Européenne (CE) mark certification of the device for routine clinical use.

In critical care, the multicenter, prospective, interventional multiECCO2R Study investigated the safety and effectiveness of the multiECCO2R gas exchanger in 28 patients with combined renal insufficiency and hypercapnia due to acute lung failure. Patients were treated for up to 72 hours, and a comprehensive analysis of the study data is currently being prepared. Additionally, the SEPIAR Study, which evaluated the safety and effectiveness of the CE-certified Immunoglobulin G (IgG) immunoadsorber GLOBAFFIN® in routine clinical practice, has been completed, and data analyses are currently ongoing.

Artificial intelligence applications

The Renal Research Institute is also developing AI applications in the dialysis space. These applications underscore the Renal Research Institute´s commitment to harnessing data-driven insights to address complications and improve care delivery.

a.	Nutrition plays a vital role in the well-being of patients with kidney disease, necessitating a personalized approach to address their unique dietary needs. The Renal Research Institute is leveraging generative AI to enhance precision nutrition strategies, considering medical, socio-economic, and cultural factors for a highly diverse patient population. The results from this work have been published in the Journal of Renal Nutrition (Bergling K, Wang LC, Shivakumar O, Nandorine Ban A, Moore LW, Ginsberg N, Kooman J, et al. From bytes to bites: application of large language models to enhance nutritional recommendations. Clin Kidney J. 2025 Mar 17;18(4):sfaf082. doi: 10.1093/ckj/sfaf082. PMID: 40226366; PMCID: PMC11992566.) and presented at international conferences, showcasing the potential of AI-driven solutions to improve dietary guidance and overall patient care.
b.	Home dialysis offers significant clinical and lifestyle benefits to patients with kidney failure, yet adoption is increasing slowly due to multifactorial barriers. In a study, conducted by the Renal Research Institute, advanced machine learning techniques were applied to develop a predictive model that identifies ideal candidates for home dialysis, using a wide range of demographic, clinical, and treatment-related variables. Published in the Journal of Kidney Medicine (Monaghan CK, Willetts J, Han H, Chaudhuri S, Ficociello LH, Kraus MA, Giles HE, Usvyat L, Turk J. Home Dialysis Prediction Using Artificial Intelligence. Kidney Med. 2024 Dec 16;7(2):100949. doi:10.1016/j.xkme.2024.100949), this work demonstrates the potential of AI-driven tools to enhance individualized modality selection and support shared decision-making between patients and care teams. These innovations aim to improve home dialysis penetration by matching the right therapy to the right patient, advancing both quality of care and patient empowerment.
c.	Understanding the clinical impact of AI-driven decision support is crucial. Hence, this study from the Renal Research Institute evaluates the association between the use of an AI-based Anemia Control Model (ACM) and patient outcomes in dialysis care. Published in BMC Nephrology (2025), the analysis demonstrates that consistent use of ACM tools was associated with both economic and patient improvements. These findings highlight the potential for AI-driven clinical support to meaningfully improve care delivery and patient outcomes, while also offering a scalable approach to integrating predictive analytics into everyday nephrology practice (Gandjour A, Apel C, Kendzia D, Neri L, Bellocchio F, Usvyat L, Larkin J, Petrovic Vorkapic J. Health-economic evaluation of an AI-powered decision support system for anemia management in in-center hemodialysis patients. BMC Nephrol. 2025 Aug 28;26(1):496. doi: 10.1186/s12882-025-04298-7. PMID: 40877797; PMCID: PMC12392536.).

For information on the impact of AI as it relates to cybersecurity and our response to managing those impacts, see Item 16K. “Cybersecurity.”

Biomarker research and lab sciences

Metabolomics and proteomics provide insights into a patient’s condition. In 2025 the Renal Research Institute Research Lab continues to focus on the following projects within the field of dialysis-related multiomics:

a.	Studies on peritoneal dialysis: Spent peritoneal dialysate contains thousands of metabolites that provide valuable information about the function of the peritoneal membrane. The Renal Research Institute Research Lab is leveraging advanced laboratory techniques and machine learning to analyze these metabolomic patterns in greater detail, aiming to assess the membrane’s ability to remove fluid and waste products efficiently. This continued approach seeks to replace some of the current testing methods, which are often cumbersome and time-consuming, with faster, more precise evaluations. By streamlining the assessment process, the Renal Research Institute aims to enhance the management and outcomes of PD therapy.
b.	Identification of a uremic toxin: When the kidneys fail, waste products known as uremic solutes accumulate in the body, contributing to various complications. In collaboration with academic partners, the Renal Research Institute has identified a specific solute, uremic solute 3-carboxy-4-methyl-5-propyl-2-furanpropionate (CMPF), which is believed to play a role in the development of anemia in patients with kidney disease. Our current research is now focused on developing real-world methods to enhance the removal of CMPF, aiming to mitigate its impact on anemia and improve patient outcomes. This work represents a significant step toward better understanding and managing the complex effects of uremic solutes in kidney failure, as well as translating research into viable ways to improve therapy.

Strengthening global research partnerships

In 2025, the Renal Research Institute strengthened its global collaborations with academic and clinical partners, driving innovation in kidney care through expanded initiatives. Highlights include the growth of the MONDO (MONitoring Dialysis Outcomes) International Network and partnerships with leading institutions such as Mayo Clinic, Imperial College London, Massachusetts General Hospital, Utrecht University, the University of Maryland, the University of California, Santa Barbara, and Maastricht University. Additional collaborative initiatives include ApolloDialDBTM, Inspire initiative, and others.

These collaborations promote data-sharing and knowledge exchange, fostering a dynamic ecosystem for research and development. These R&D highlights reflect the multifaceted approach by the Renal Research Institute and Clinical Research to enhance ESKD treatment and patient quality of life, from advanced technologies to translational research. The developments set a foundation for ongoing innovation in renal care.

Innovations in 2025

In 2025, Fresenius Medical Care worked on several new products that are now close to market launch or have already launched, and maintains an extensive portfolio of innovation projects with a focus on technologies in our core business as well as related areas of strategic interest.

The digitalization of healthcare products and processes is a key aspect of innovation at Fresenius Medical Care. Our primary objectives are to connect patients, physicians, and nursing staff, improve nursing documentation at the point of care, and enhance water treatment technologies through automation. To this end, we leverage data and know-how from our Care Enablement MedTech segment, our Care Delivery clinics, and Global Medical Office to identify innovative medical products and services, as well as to harness the potential to enhance our product portfolio with digital solutions and data analytics. Our goal in doing so is to achieve better treatment results for patients on dialysis and other organ support therapies, enable seamless connectivity, optimize the workflow for healthcare professionals, and attain sustainable savings in treatment-related costs for our customers.

Home dialysis

Home dialysis is a growing part of our overall business. In 2025, more than 15,300 U.S.-based patients used the NxStage portable HHD system designed with home use in mind (2024: more than 14,500). This was enabled by the introduction of the new FDA-approved GuideMe software on the NxStage VersiHD cycler to the U.S. market. GuideMe’s digital technology leverages the touchscreen interface to offer enhanced user experience for patients and nurses, with walk-through graphical guidance that makes it easier to learn and retain skills while facilitating the transition to home dialysis. This is why all of Fresenius Kidney Care’s home hemodialysis patients in the U.S. now use our NxStage systems. Its 100% adoption rate underscores the integral role of NxStage technology in enabling patient-centered at-home care.

VersiHD with GuideMe also recently received EU MDR approval for CE markets and will soon be rolled out in Europe.

In addition, we continued our drive to optimize the cost of the NxStage portfolio by insourcing pre-mixed dialysate bags. These were cleared by the FDA in January 2024.

Furthermore, we introduced the Liberty Select Cycler with kinexus PD bidirectional remote therapy management in the U.S. in 2024. This technology makes it possible for clinical teams to remotely access and monitor patient treatment data and programs or update patient prescriptions.

In 2025, approximately 58,000 therapy prescription programs were delivered remotely, and data for over 7.7 M patient treatments digitally transmitted. In May 2024, we introduced kinexus PD remote therapy management in certain European countries for both continuous ambulatory peritoneal dialysis patients and automated peritoneal dialysis patients who use the sleep.safe harmony cycler. Rollout to additional countries in Europe and Asia started in 2025.

Fresenius Kidney Care also expanded its automated peritoneal dialysis APD portfolio for home patients with the introduction of a mobile version of the Silencia system in Latin America, Asia, and selected countries in Europe.

In-center dialysis

In June 2025, we received 510(k) clearance from the FDA for the latest version of the hemodiafiltration-capable 5008X CAREsystem. Following a successful user experience on an earlier version of the CAREsystem – which had received 510(k) clearance from the FDA in February 2024 – we continued to roll out the program to Fresenius Kidney Care dialysis centers across the United States ahead of its planned commercial launch in 2026.

With FDA clearance secured, the first HDF therapies were conducted in 2025, marking a major milestone in the evolution of end stage renal disease treatment – the biggest leap in innovation the industry has seen in decades. The learnings from the initial pilot program at Fresenius Kidney Care clinics will be applied as the Company moves forward with its plan to offer this treatment modality to more of its dialysis patients as well as other dialysis providers in the U.S. in the coming years.

During 2025, we launched updated versions of the 5008S CorDiax and 6008 CAREsystems in line with recent MDR requirements. We continued expanding both systems into new markets in collaboration with healthcare organizations (HCOs) to establish multiple centers of excellence dedicated to HVHDF.

We continued roll out our patented sodium management tool, a unique add-on treatment option that enables precision medicine in dialysis at scale. This will help boost sales of our 6008 CAREsystem in new and existing markets while supporting healthcare professionals in leveraging sodium management as an important therapy-enhancing option.

We also accelerated our activities to develop and implement fluid management and body composition monitoring for dialysis patients, with a particular emphasis on enhancing the user experience and strengthening the value proposition of our product portfolio.

In the area of digitalization, Fresenius Kidney Care continued to roll out and implement its digital product portfolio with a focus on therapy data management system (TDMS) and industrial data management system (IDMS) for water quality monitoring, as well as 7Connect for connectivity and interoperability. This was in response to increasing demand for digitalization in the area of core therapy management (e.g., for patients transitioning to HVHDF) and clinic processes with the aim of driving efficiency. As digitalization is an important pillar of our in-center product strategy, in 2025 we laid the foundation for the next generation of digital products with increased automation, ease of use, improved patient outcomes, and sustainability.

Within our dialyzer portfolio we made important strides forward in terms of both sustainability and treatment. We continued to broaden patient access to high-quality care. At the same time, we expanded FX CorAL, our most advanced dialyzer, into new markets, including the U.S., where it is already reaching a growing number of patients and receiving very positive customer feedback.

Increasing the sustainability of our dialysis products is a very important goal for us. In 2025, we lowered our environmental impact by reducing the material consumption of our 5008 bloodline portfolio, among other measures.

The introduction of the 5008X CAREsystem together with HVHDF in the U.S. will allow us to further reduce our environmental impact by removing the need for most saline bags for dialysis while enabling a more efficient use of water, energy, and dialysis concentrates in dialysis clinics.

Critical care

Fresenius Kidney Care provides hospitals and intensive care units (ICUs) with a comprehensive portfolio of technologies to offer extracorporeal organ support for critically ill patients.

Our multiFiltratePRO platform gives ICU staff a wide range of features to support patients undergoing continuous renal replacement therapy. In 2025, we obtained the CE mark for hemoperfusion (HP) mode. The software update enables clinicians to perform stand-alone hemoperfusion using validated adsorbers and a blood-gas exchanger, supported by a dedicated HP workflow. This gives ICU teams access to an additional extracorporeal therapy.

Further technological developments include an advanced monitor and the Secure Connectivity Board (SCB) to bolster cybersecurity, scheduled for release in 2026. We also stepped up production of the domestic multiFiltratePRO in China designed specifically for this market after obtaining approval from the Chinese authorities and successfully delivering the first machines to our Chinese customers in August 2024.

The introduction of Fresenius Kidney Care’s own, PVC-free Biofine® foil for our Ci-Ca® dialysate bags in 2025, which went into production at the end of 2024, led to cost reductions. In 2024, we obtained 510(k) clearance for our pureFLOW fluids 400, 401, 402, and 407, as well as Special 510(k) clearance for the multiFlux 1000 filter for use in acute renal failure. We now manufacture pureFLOW fluids in-house and made them widely available across the United States in 2025. The multiFlux 1000 filter, cleared in 2024, will play an important role in our acute renal care portfolio in the future.

The Apheresis Pathogen Reduction Device (APRΞD) represents a next-generation platform for therapeutic apheresis, designed to deliver enhanced performance and operational efficiency in clinical settings. CE MDR certification was granted in August 2024, followed by the start of lipoprotein apheresis treatments in September 2024 and re-approval by the notified body in October 2025. APRΞD was introduced to the market at the end of 2025 prior to commercial launch in January 2026.

A key development in clinician education was the continued evolution of Fresenius Kidney Care’s Augmented Reality (AR) training application Ready4 multiFiltratePRO AR. Originally launched to support ICU teams in mastering the multiFiltratePRO acute dialysis device, the scope of this digital tool was extended in 2025 to offer expanded educational modules that deepen users’ clinical understanding and confidence. Through immersive 3D anatomy and physiology models, they can explore the kidney and nephron structure in detail. Dynamic AR visuals also bring continuous kidney replacement therapy principles such as diffusion, convection, and modality differences to life, bridging theory and practice in a vivid, interactive format. With ongoing updates and new content, the Ready4 multiFiltratePRO AR experience ensures clinicians have access to the latest insights, reinforcing its value as a continuously evolving training resource.

In 2025, Fresenius Kidney Care focused on significant improvements to manufacturing operations for its heart and lung business. Through process optimization, automation, and targeted investments, we successfully removed key bottlenecks and streamlined production workflows. As a result, we more than doubled our manufacturing capacity and output, increasing the reliability and flexibility of supply to meet the growing global demand for extracorporeal life support (ECLS) systems.

A key milestone in our heart and lung business in 2025 was the successful regulatory approval of synchronized cardiac support therapy. This innovative, synchronized, and pulsatile extracorporeal membrane oxygenation (ECMO) therapy represents a breakthrough in extracorporeal life support. By actively synchronizing blood flow with the patient’s cardiac cycle, it improves end-organ perfusion and reduces cardiac afterload, potentially improving myocardial recovery and overall patient outcomes. The approach combines the benefits of mechanical circulatory support with physiological pulsatility, bringing ECMO therapy one step closer to natural heart function.

In addition, Fresenius Kidney Care developed multiHL7 in 2024, a connectivity solution for multiFiltratePRO devices. Connectivity was a key driver in upgrading our Xenios 2.0 console, which we launched in April 2025. The system simplifies the implementation of standards-based medical data, allowing machine data to be incorporated flexibly into a variety of patient monitoring systems. Medical information is automatically transferred to patient data management systems (PDMS) or electronic medical records (EMR), significantly reducing the workload for healthcare providers by streamlining documentation and data management processes.

Access to transplants

As a patient’s path to a transplant starts with a referral, Fresenius Medical Care launched its ReferralReady program in 2023 to redesign the process. Historically, the fragmentation of referral policies led to process bottlenecks, extra work, and lengthy delays that eroded patients’ belief in the transplant system.

Based on extensive feedback from transplant intake personnel and dialysis social workers, we developed a semi-automated workflow to create the industry’s most comprehensive referral program with two specific aims:

1.

Quality: ReferralReady draws on more than 167 data points across Fresenius Medical Care systems to provide a highly transparent system that enables transplant intake teams to make timely decisions for each patient.

2.	Efficiency: The semi-automated workflow saves dialysis social workers two hours of administration per referral, giving them more time to help patients become stronger transplant candidates.

ReferralReady has strengthened the working relationship between transplant centers and dialysis teams, laying the foundation to continue increasing the number of our patients placed on the kidney transplant waitlist.

R&D resources

R&D expenditure corresponded to 4% (2024: 4%) of our healthcare product revenue. At the end of 2025, our patent portfolio comprised some 7,890 property rights across approximately 1,498 patent families, i.e. groups of patents linked to the same invention. In 2025, we produced around 67 additional patent families. Our broad portfolio of patents provides us with a wide range of treatment options in this competitive field.

As of December 31, 2025, 1,488 employees (total headcount) worked for the Company in R&D worldwide (December 31, 2024: 1,384). These employees come from diverse backgrounds, with professionals from medical, business, and technical fields working alongside software, data, and AI specialists on interdisciplinary teams. The majority of our R&D staff, over 940 employees, are based in Europe. Most R&D activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other development sites are in St. Wendel (Germany) and Palazzo Pignano (Italy).

In the U.S., we maintain a center of excellence for the development of dialyzers and other disposable products in Ogden, Utah. In China, development activities in Shanghai and Changshu focus on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The Global R&D organization coordinates collaboration and knowledge-sharing across all these sites.

More information is shown in the table below:

Research and development expenditures
in € M
	2025	2024	2023
Total	158	183	232

Employees
Total headcount, as of December 31, for the respective period presented
	2025	2024	2023
Total	1,488	1,384	1,358

Number of patents
As of December 31, for the respective period presented
	2025	2024	2023
Total	7,890	9,529	9,537

VIII.  Trend information

For information regarding significant trends in our business see Item 5, “Operating financial review and prospects.”

IX.	Tabular disclosure of contractual obligations

The information required by this item may be found in Item 5B under the caption “– IV. Financial position – net cash provided by (used in) financing activities.”

Item 6.Directors, senior management, and employees

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

Mr. Shervin J. Korangy, Dr. Marcus Kuhnert, Mr. Gregory Sorensen, MD, and Ms. Pascale Witz have been elected by our shareholders as members of the Supervisory Board of the Company. Fresenius SE & Co. KGaA, which holds shares in the Company with a proportionate amount of the share capital of the Company of approximately 26.2% as of February 13, 2026, appointed Mr. Michael Sen and Ms. Sara Hennicken to the Supervisory Board.

Upon motion of the Management Board of the Company, the competent local court in Hof (Saale), Germany, appointed Ms. Stefanie Balling, Ms. Beate Haßdenteufel, Mr. Frank Michael Prescher, Dr. Manuela Stauss-Grabo, Mr. Ralf Erkens and Ms. Regina Karsch as employee representatives to the Supervisory Board of the Company. Ms. Stefanie Balling, Ms. Beate Haßdenteufel and Mr. Frank Michael Prescher are employees of the Company in accordance with Section 7 paragraph 2 no. 1, paragraph 4 MitbestG. Dr. Manuela Stauss-Grabo was appointed as a representative of the executive employees of the Company in accordance with Section 7 paragraph 2 no. 1, paragraph 4 MitbestG in combination with Section 15 paragraph 1 sentence 2 MitbestG. Mr. Ralf Erkens and Ms. Regina Karsch are representatives of the trade union IGBCE in accordance with Section 7 paragraph 2 no. 1 MitbestG. IGBCE is the trade union represented in the Company within the meaning of Section 7 paragraph 5 MitbestG.

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

The table below provides the names of the current members of the Supervisory Board and their ages:

Name	Current Age
Shareholder Representatives
Mr. Michael Sen, Chair(1), (2), (5)	57
Ms. Sara Hennicken(2)	45
Mr. Shervin J. Korangy(2), (3)	51
Dr. Marcus Kuhnert(1), (4)	57
Mr. Gregory Sorensen, MD(4), (5)	63
Ms. Pascale Witz(2), (3)	59
Employee Representatives
Ms. Stefanie Balling(1), (4), (5)	57
Mr. Ralf Erkens(1)	60
Ms. Beate Haßdenteufel(5)	55
Ms. Regina Karsch(3)	42
Mr. Frank Michael Prescher(4)	62
Dr. Manuela Stauss-Grabo(3)	57
(1)	Member of the Presiding Committee.
(2)	Member of the Nomination Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Mediation Committee.

For information regarding the Supervisory Board committees, see “Board Practices,” below.

Shareholder representatives

MR. MICHAEL SEN has been Chair of the Supervisory Board since the Conversion (previously Chair of the supervisory board of Management AG since October 1, 2022). Mr. Sen has also been the Chief Executive Officer of Fresenius SE and Chair of the Management Board of Fresenius Management SE since October 1, 2022. Mr. Sen joined the management board of Fresenius Management SE in April 2021 as the Chair of the Management Board of Fresenius Kabi AG, a wholly owned subsidiary of Fresenius SE specializing in lifesaving medicines and technologies for infusion, transfusion and clinical nutrition. Mr. Sen served as CEO of Fresenius Kabi AG until a successor was appointed in March 2023 and has served as Chair of Fresenius Kabi AG’s supervisory board since March 2023. Before joining Fresenius Kabi AG, Mr. Sen was a member of the Management Board of Siemens AG, where he was responsible for the healthcare business Siemens Healthineers and for Siemens’ energy business. Prior to that, he was Chief Financial Officer of E.ON SE. At the start of his professional career, Mr. Sen completed an apprenticeship at Siemens in Berlin and then studied business administration at the Technical University of Berlin.

MS. SARA HENNICKEN has been the Chief Financial Officer of Fresenius SE since September 1, 2022. Ms. Hennicken became a member of the Company’s Supervisory Board upon the Conversion (previously Ms. Hennicken had been a member of the supervisory board of Management AG since September 1, 2022). She is also a member of the supervisory board of Fresenius Kabi AG since September 1, 2022 and, after having served as its Chair, became its Deputy Chair on March 8, 2023. Since December 14, 2022, Ms. Hennicken also serves as a member of the supervisory board of VIACAMA AG (which changed its name from VAMED AG as of September 16, 2025) and became its Deputy Chair on July 12, 2023. In May 2024, Ms. Hennicken was appointed a member of the supervisory board of Deutsche Lufthansa AG. Ms. Hennicken joined Fresenius SE in 2019 as Senior Vice President Global Treasury & Corporate Finance for Fresenius and Fresenius Medical Care. Previously, she spent 14 years in investment banking, including nine years at Deutsche Bank, lastly as Managing Director and Senior Client Executive in Corporate Finance Coverage before moving to Fresenius. Between 2005 and 2010 she worked for Citigroup in Frankfurt and London. Ms. Hennicken studied economics in Germany and in the United States.

MR. SHERVIN J. KORANGY became a member of the Supervisory Board upon effectiveness of the Conversion. Mr. Korangy became a senior advisor to TPG Inc. (TPG Capital Fund), a leading global alternative asset management firm, in January 2026. Mr. Korangy served as the President and the Chief Executive Officer and a member of the board of directors of BVI Medical, Inc. (BVI) (a TPG Capital Fund portfolio company), a global developer, manufacturer, and marketer of devices for ophthalmic surgery, and continues to serve as an advisor to BVI. Prior to his current role at BVI, Mr. Korangy served as the Chief Financial Officer and Chief Strategy Officer from 2017 to 2019. Prior to joining BVI, Mr. Korangy served as a senior executive of Novartis AG, a diversified healthcare products company, from 2010 until March 2017. During his seven years at Novartis, he served in various international capacities spanning strategy, mergers & acquisitions, integrations, sales & marketing and general management, including serving as the Global Head of Corporate Finance based in Switzerland. In 2011, Mr. Korangy co-founded Sight Sciences, Inc., a medical device company. Previously, he was a Managing Director at the Blackstone Group, one of the largest global investment firms, which he joined in 1996. During his more than 14 years at Blackstone, he served as both an advisor in the Restructuring/Special Situations business and as an investor in the Private Equity business. Mr. Korangy currently serves as a member of the Board of Directors for The Hain Celestial Group, Inc., a leading marketer, manufacturer and seller of organic and natural, “better-for-you” consumer products. He is Chair of the compensation committee and a member of the nominating and governance committee at Hain. Mr. Korangy serves on the Undergraduate Board of the Wharton School since July 2024. Mr. Korangy has served on the Wharton McNulty Leadership Advisory Board, established by the Center for Leadership and Change Management, since January 2019. Mr. Korangy is a graduate of The Wharton School at the University of Pennsylvania.

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

MS. PASCALE WITZ became a member of the Supervisory Board of the Company on May 12, 2016. Until effectiveness of the Conversion, she was also a member of the supervisory board of Management AG since May 2021. Ms. Witz is currently president of PWH Advisors, a strategic advisory firm serving life sciences companies. Ms. Witz was a member of the Executive Committee of Sanofi S.A., serving as Executive Vice President, Diabetes and Cardiovascular, after serving as Executive Vice President, Global Pharmaceutical Divisions. From 2009 to 2013, Ms. Witz was President and CEO of GE Healthcare Pharmaceutical Diagnostics. Previously, Ms. Witz held a number of other executive positions at GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. from June 1, 2017 until June 25, 2025 and Revvity, Inc. (formerly known as Perkin Elmer Inc.) since October 30, 2017.

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

MS. BEATE HAßDENTEUFEL became a member of the Supervisory Board on January 26, 2024. Ms. Haßdenteufel has served as Chair of the representative body for the severely disabled employees at our St. Wendel facility since 2013 and Deputy Chair of the St. Wendel works council since 2012 and has been a member of the works council since 2006. Ms. Haßdenteufel has also served as the First Deputy of the cross company representative body of severely disabled people of the Company since 2024. From 2022 to 2023, Ms. Haßdenteufel served as Second Deputy of the joint representative body for disabled employees at Fresenius SE.

MS. REGINA KARSCH became a member of the Supervisory Board on January 26, 2024. Ms. Karsch has been the Board Secretary to the Deputy Chair of the IGBCE in Hanover, Germany since 2022, the Head of the Competence Center for Education at the IGBCE since 2024, and the District Manager in Hanover for the IGBCE since 2025. Prior to her current position, Ms. Karsch served as a Trade Union Secretary of the IGBCE from 2020 to 2021, Head of the Diversity & Anti-Discrimination Department of the IGBCE from 2018 to 2020, and in other IGBCE positions from 2015 to 2017. Ms. Karsch holds a Master of Arts of Political Science and History degree from Gottfried Wilhelm Leibniz University in Hanover, Germany.

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

DR. MANUELA STAUSS-GRABO became a member of the Supervisory Board on January 26, 2024. Dr. Stauss-Grabo has been Senior Vice President and Head of Global Clinical Research in the Global Medical Office of the Company since 2023. From 2015 to 2023, Dr. Stauss-Grabo held various management and research positions in the Company’s Global Medical Office, including Vice President and Head of Biomedical Evidence Generation (global and outside the U.S.) as well as Vice President and Head of Clinical Research for the EMEA region. Dr. Stauss-Grabo obtained a diploma in Biology from Julius-Maximilians University in Wuerzburg, Germany, and a PhD in Pharmacy from Phillips-University in Marburg, Germany.

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

The table below provides names, positions and terms of office of the current members of the Management Board and their ages:

			Year term
Name	Current Age	Position	expires
Ms. Helen Giza	58	Chief Executive Officer	2027
Mr. Martin Fischer	49	Chief Financial Officer	2026
Mr. Craig Cordola, EdD	54	Management Board Member responsible for Care Delivery	2026
Dr. Jörg Häring	55	Management Board Member responsible for Legal, Compliance and Human Resources	2027
Mr. Joseph E. (Joe) Turk	58	Management Board Member responsible for Care Enablement	2028
Mr. Charles Hugh-Jones, MD, FRCP	56	Global Chief Medical Officer	2028

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

MR. MARTIN FISCHER was appointed Chief Financial Officer and member of the management board of Management AG as of October 1, 2023 and became Chief Financial Officer and a member of the Management Board of the Company upon effectiveness of the Conversion. Prior to his appointment, Mr. Fischer was Head of Finance for Siemens Healthineers’ Diagnostics division based in Tarrytown, NY, USA since 2019. Previously, he headed the Board Office and Organizations function for Siemens Healthineers after leading the business plan and operating model development for the company’s initial public offering in March 2018. Prior to that, Mr. Fischer held a number of key international operational and finance positions in healthcare within Siemens AG. Mr. Fischer holds a degree in business informatics from the Reutlingen University of Applied Sciences and an MBA from Friedrich Alexander University, Nuremberg, Germany. He completed the Chief Financial Officer Program at Columbia Business School in New York, USA.

MR. CRAIG CORDOLA, EdD was appointed Chief Executive Officer of Care Delivery and member of the Management Board of the Company as of January 1, 2024. Prior to joining the Company in 2024, he served in several executive roles with Ascension from 2017 through 2023, including Executive Vice President for Ascension Capital, Executive Vice President and Chief Operating Officer as well as President and Chief Executive Officer for Ascension Texas. Mr. Cordola has almost 30 years of experience in the healthcare industry, holding Chief Executive Officer roles and other senior leadership positions at several healthcare organizations. He holds an EdD in Leadership and Learning in Organizations from Peabody College at Vanderbilt University, an MHA/MBA from the University of Houston at Clear Lake and a Bachelor of Arts from The University of Texas.

DR. JÖRG HÄRING was appointed member of the Management Board responsible for Legal, Compliance, and Human Resources and Labor Relations Director as of June 1, 2024. Prior to joining Fresenius Medical Care, Dr. Jörg Häring was a member of the Management Committee, Chief Legal & Assurance Officer, and Secretary of the Board at the Spanish energy company Compañía Española de Petróleos (CEPSA), overseeing Legal, Corporate Audit, Risk Management, and Compliance globally. He previously spent 18 years with the Siemens Group, including nearly 13 years as General Counsel. Before joining Siemens, he worked at the law firm Cleary, Gottlieb, Steen & Hamilton in Frankfurt, Germany and Brussels, Belgium. Dr. Häring holds a PhD in law and a degree in economics from the University of Tübingen, Germany.

MR. JOSEPH E. (JOE) TURK was appointed Chief Executive Officer of Care Enablement and Management Board member of the Company responsible for Care Enablement as of January 1, 2026. Prior to this appointment, he served as Executive Vice President of Global Home and Critical Care Therapies and Head of U.S. Commercial Operations of the Company. Mr. Turk joined the Company in 2019 following the acquisition of NxStage Medical, Inc. Before joining the Company, he held positions at Boston Scientific Corporation, McKinsey & Company, Inc., and Deloitte LLP. Mr. Turk holds a master’s degree in marketing, finance, and operations from the Northwestern University Kellogg School of Management, and a degree in economics from Wabash College.

MR. CHARLES HUGH-JONES, MD, FRCP was appointed Global Chief Medical Officer and a member of the Management Board effective January 1, 2026. Mr. Hugh-Jones most recently served as CEO of Volastra Therapeutics, Inc. (Volastra) from its inception as a discovery-stage startup to a clinical-stage biotech company, advancing novel oncology assets. Prior to Volastra, he served as Chief Medical Officer at Allergan plc, later acquired by AbbVie Inc., overseeing global medical operations and leading major product launches across multiple therapeutic areas. Mr. Hugh-Jones also held senior leadership roles at Pfizer Inc. and Sanofi-Aventis Groupe S.A., driving innovation in chronic disease care, diabetes, cardiovascular, and other therapeutic areas, held medical roles at Enzon Pharmaceuticals, Inc. and Bayer Schering Pharma AG, and was a practicing physician in the United Kingdom. Mr. Hugh-Jones holds an MD from Charing Cross and Westminster Medical School, University of London, and is a Fellow of the Royal College of Physicians of the United Kingdom.

B.	Compensation

As a foreign private issuer, we are not subject to the compensation disclosure provisions of SEC Regulation S-K, which include requirements for disclosure of executive compensation that are significantly more detailed than Form 20-F. Regulation S-K also includes a requirement to provide a “Compensation Discussion and Analysis” explaining the material elements of the compensation paid to a company’s CEO, CFO and certain other highly-compensated executive officers or employees. See Item 16G, “Corporate Governance.” Instead, as a German publicly-held company, we prepare a Compensation Report in accordance with the requirements of the German statutory provisions referred to below. Set forth below is a convenience translation of the Compensation Report of FME AG for the fiscal year 2025, substantially in its entirety. Definitions expressly set forth in this Compensation Report are applicable solely to the Compensation Report.

By referring to our German Annual Report (Geschäftsbericht or our Annual Report 2025) and to our and other websites throughout this Compensation Report, we do not intend to incorporate into this report any information in our Annual Report 2025 or on our and other websites, and any information on our and other websites should not be considered to be part of this report, except as expressly set forth herein.

Introduction

The Compensation Report of Fresenius Medical Care AG for the fiscal year 2025 was prepared in accordance with the requirements of Section 162 of the German Stock Corporation Act (Aktiengesetz – AktG). In this Compensation Report, “Company” refers to Fresenius Medical Care AG, and “Group” refers to the Fresenius Medical Care group of companies. “Fiscal year” refers to the fiscal year 2025, unless expressly stated or indicated by the context otherwise. The Compensation Report includes individualized and comprehensive information on compensation within the meaning of Section 162(1) AktG awarded or due to current and former members of the Company’s Management Board and Supervisory Board in the fiscal year and on benefits within the meaning of Section 162(2) AktG awarded or promised to Management Board members.

The Company’s 2025 Annual General Meeting of shareholders (AGM) approved the Compensation Report for the fiscal year 2024 with a majority of 88.57% of the votes cast. The Management Board and the Supervisory Board see the vote of the 2025 AGM as confirmation of their approach to reporting. The structure of the Compensation Report for the fiscal year and the level of detail of the information provided are essentially the same as in the previous year.

Unless stated otherwise, the information on the compensation of Management Board members pertains to those who held office during the fiscal year. For the amounts, see the section “Compensation tables for the Management Board members in office in the fiscal year.”

For information on compensation of former Management Board members and the amounts of such compensation, see the section “Former Management Board members’ compensation.” This section also contains relevant information on former members of the Management Board of the Company’s former general partner, which managed the Company’s affairs until the change in the Company’s legal form took effect on November 30, 2023.

Certain disclosures in this Compensation Report fulfill reporting obligations from Fresenius Medical Care’s “Sustainability statement” resulting from the application of the European Sustainability Reporting Standards (ESRS). These disclosures are marked by reference such as [ESRS 2, 40g], and are provided within or at the end of the respective sections where the related information appears.

The fiscal year in retrospect

The compensation awarded or due to the Management Board members in the fiscal year rewarded their performance, particularly in achieving the Company’s strategic objectives. At the same time, the compensation provided effective incentives for the Company’s long-term value creation – taking into account the interests of patients, shareholders, employees and other stakeholders as well as compensation practices in relevant comparable markets. Consequently, the compensation of the Management Board members made a significant contribution to promoting the Company’s business strategy and the long-term sustainable development of the Company and the Group.

Business performance and economic environment

See Item 5, “Operating and financial review and prospects,” above.

Short-term incentive target achievement

The business performance in the fiscal year was reflected by an overall target achievement of 56.01% to 101.58% for the short-term variable compensation component (short-term incentive – STI) for the fiscal year. For further details, see the section “Short-term incentive – MBBP 2024+.”

Long-term incentive target achievement for the performance period ending at the end of the fiscal year

The performance period of the allocation made in 2023 under the Management Board Long-Term Incentive Plan 2020 (MB LTIP 2020) as a long-term variable compensation component (long-term incentive – LTI) ended upon the end of the fiscal year 2025. The performance periods for the allocations made in 2024 and 2025 will only end in the coming years.

The target achievement for the allocation made in 2023 was to be determined based on the performance in the fiscal years 2023, 2024 and 2025. The target achievement levels of the performance targets “revenue growth” and “net income growth” were calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. Annual target values applied to the performance target “return on invested capital” (ROIC).

The target values and the target achievement were each as shown in the following table:

Target values and target achievement for the allocation 2023 under the MB LTIP 2020
	Target values			Actual values					Target achievement
						Adjusted for
						target
	0%	100%	200%	As reported (1)	Adjustments (2)	achievement		CAGR
Revenue growth
2023 }				0.3%	5.2%	5.5%	}
2024	≤ 2%	= 5%	≥ 10%	(0.6)%	0.6%	0.0%		3.6%	54%
2025				1.5%	3.9%	5.4%

Net income growth
2023 }				(25.9)%	0.7%	(25.2)%	}
2024	≤ 31%	= 34%	≥ 39%	7.8%	14.9%	22.7%		24.4%	0%
2025				81.9%	28.0%	109.9%

Return on invested capital (ROIC)
2023 }				2.8%	(0.1)%	2.7%			0%
2024	≤ 4.0%	= 4.5%	≥ 7.0%	3.5%	0.0%	3.5%			0%
2025				5.0%	0.5%	5.5%			142%
Overall target achievement									34%

(1)	ROIC is a Non-IFRS measure. For a description of ROIC and how the measure is calculated, see Item 5, “Operating and financial review and prospects,” above.
(2)	According to the plan terms, revenue growth and net income growth were determined at Constant Currency. In addition, net income growth and ROIC were adjusted for the effects from one-time costs related to the FME25+ program to ensure comparability of the underlying performance targets for the variable compensation with the Company’s operating performance, and adequately compensate the actual performance of the members of the Management Board. This was done in the context of the expansion of the FME25+ program to the extent the one-time cost effects deviate from the respective effects that had been assumed when the target values were defined. In the ROIC calculation, operating income and net operating profit after tax were adjusted by -€71 M and -€45 M, respectively, for the 2023 fiscal year, by €5 M and €3 M, respectively, for the 2024 fiscal year, and by €182 M and €136 M, respectively, for the 2025 fiscal year. For the 2023 fiscal year, FME25+ related one-time costs were lower than originally assumed, which is why operating income and net operating profit after tax were correspondingly reduced by the lower costs when determining the ROIC target achievement.

The compensation under the MB LTIP 2020 vests on the third anniversary after the respective allocation. The Company pays the compensation to a financial institution that invests the compensation in shares of the Company. The shares are to be acquired on the stock exchange and to be held by the respective Management Board members for at least one year. In accordance with recommendation G.10 of the German Corporate Governance Code (GCGC), the Management Board members therefore cannot dispose of the corresponding amounts before four years have passed since the respective allocation.

The specific amounts to be invested in shares of the Company from the allocation for 2023 can be determined only after vesting in 2026 and will be disclosed in the Compensation Report for the fiscal year 2026.

Details on the vested amounts to be invested in shares of the Company in the fiscal year 2025 from the allocation for 2022 under the MB LTIP 2020 can be found in the section “Vested amounts (Allocation 2022).”

Information on the outstanding LTI tranches, including a temporal profile of the individual tranches, can be found in the section “Outstanding share-based compensation components.”

No relevant changes to the basics for compensation

The amount of the target total direct compensation (consisting of base salary as well as the STI target and LTI allocation amounts) of the Management Board members remained unchanged to the previous year both overall and in terms of its individual components.

Fresenius Medical Care began implementing its FME Reignite strategy in the fiscal year. The basis for the compensation of the Management Board members and the system currently used for this purpose, the Compensation System 2024+, remain unaffected by this new strategy. The compensation components provided for under the Compensation System 2024+ and the financial and non-financial performance criteria for the variable compensation components continue to create relevant incentives under the new strategy and make an important contribution to promoting the company’s business strategy and long-term development. For further information on the FME Reignite strategy, see Item 4, “Corporate strategy and objectives,” above.

The agreements concluded in 2024 with Helen Giza and Franklin W. Maddux, MD, to retroactively cancel their respective pension commitments took effect in the fiscal year as planned. As announced and described in the Compensation Report for the fiscal year 2024, Helen Giza and Franklin W. Maddux, MD, each received compensation during the fiscal year 2025 in the amount of the total insurance contributions paid until the cancellation of their respective pension commitments took effect. Since both the insurance contributions for financing the pension commitments and the pension allowance each correspond to an amount of 40% of the annual base salary, this change is neutral in terms of amount for the Management Board members. Further information on this can be found in the section “Pension-related obligations.”

Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß each left the Management Board at the end of the fiscal year. Charles Hugh-Jones, MD, FRCP, and Joseph E. Turk have been appointed as their respective successors effective January 1, 2026. More detailed information on the agreements concluded with Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß in connection with their departure from the Management Board can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.” The compensation for Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß is reported together with the compensation of the current members of the Management Board because they each were members of the Management Board for the entire fiscal year. This is in line with previous practice in comparable cases.

Compensation governance for Management Board

Compensation for the Management Board members is awarded on the basis of the respective compensation system submitted by the Supervisory Board to the Company’s general meeting of shareholders for approval. The compensation system must be submitted to the Company’s general meeting of shareholders for approval in case of relevant changes and at least every four years.

The Supervisory Board is responsible for determining the compensation of the Management Board members. The resolutions of the Supervisory Board are prepared by the Compensation Committee, which is formed among the Supervisory Board’s members. In the fiscal year, the Compensation Committee consisted of Pascale Witz (Chair), Dr. Manuela Stauss-Grabo (Deputy Chair), Regina Karsch, and Shervin J. Korangy. [ESRS 2, 29e]

Relevant compensation systems

The Supervisory Board determined the compensation of the Management Board members for the fiscal year in accordance with the Compensation System 2024+, which was approved by the Company’s 2024 AGM with a majority of 87.58% of the votes cast. The Compensation System 2024+ has been implemented in the service agreements of the Management Board members and in general applies to the compensation as from 2024. [ESRS 2, 29e]

Compensation components allocated before 2024 generally continue to be subject to the compensation system applied at the time. This applies in particular to LTI allocations made in previous years under the Compensation System 2020+, which was approved by the Company’s 2020 AGM with a majority of 95.05% of the votes cast. Further information on this can be found in the sections “Long-term incentive – MB LTIP 2020”, “Overview of outstanding share-based compensation components” and “Temporal profile of the share-based compensation components.” There are no outstanding performance-based variable compensation components from the period before the Compensation System 2020+.

The compensation components awarded or due in the fiscal year are in accordance with the respective compensation systems.

The Compensation System 2024+ and the Compensation System 2020+ as well as the compensation awarded or due in the fiscal year are in each case in accordance with the relevant recommendations of the GCGC in the version dated April 28, 2022.

The main elements of the Compensation System 2024+ are set out in this Compensation Report in the section “Components of the Compensation System 2024+.” The main elements of the Compensation System 2020+ are set out in the Compensation Reports for the fiscal years 2023, 2022 and 2021. These main elements are also set out in this Compensation Report insofar as they are relevant to compensation awarded or due in the fiscal year 2025.

Guiding principles of the Compensation System 2024+

The Compensation System 2024+ aims to reward the Management Board members based on their duties and performance as well as their success in managing the economic and financial position of Fresenius Medical Care giving due regard to the peer environment. In addition, the Compensation System 2024+ aims to enable the Management Board members to participate reasonably in a sustainable and long-term development of Fresenius Medical Care’s business and to make a significant contribution to the implementation and further development of the business strategy. [ESRS 2, 29c]

Components of the Compensation System 2024+

The following chart shows the compensation components and further design elements of the Compensation System 2024+, which are described in more detail below: [ESRS 2, 29a]

Compensation System 2024+

Fixed Components

Base Salary

\+

Fringe Benefits

\+

Pension Allowance/ Pension Commitment

Variable Components

Short-Term Incentive (STI)

Financial Performance Targets:

- 20% Revenue[1]
- 40% Operating Income[1]
- 20% Net Income

Non-Financial Performance Target:

- 20% Sustainability

Cap on target achievement and payouts: 150%

Long-Term Incentive (LTI)

Financial Performance Target:

- 40% Profitability

Capital Markets Target:

- 40% Relative Total Shareholder Return

Non-Financial Performance Target:

- 20% Sustainability

Cap on target achievement: 200%
Cap on payouts in cash or settlement in shares: 400%

Maximum Compensation Amount

Maximum Compensation amount for each Management Board member depending on their function

Further Design Elements

Share Ownership Guidelines

Malus and Clawback

Severance Payment Cap

[1] *Group or segment depending on the function of the Management Board member*

Compensation structure (target compensation)

Under the Compensation System 2024+, the Supervisory Board sets the STI target amount for each fiscal year and the LTI allocation amount for each allocation.

The STI target amount or the LTI allocation amount is the amount that is earned if the target achievement is 100%. The STI target amount can be set within a range of 100% (multiplier of 1) to 125% (multiplier of 1.25) of the relevant base salary of the respective Management Board member and generally amounts to 105% (multiplier of 1.05). The LTI allocation amount of the Chairperson of the Management Board can be set within a range of 105% (multiplier of 1.05) to 200% (multiplier of 2) and for the other Management Board members can be set within a range of 105% (multiplier of 1.05) to 150% (multiplier of 1.5) of the relevant base salary and generally amounts to 135% (multiplier of 1.35). The multiplier is determined at the beginning of each performance period. The LTI allocation amount must exceed the STI target amount.

For the fiscal year 2025, the Supervisory Board applied a multiplier of 1.05 for the STI target amount and a multiplier of 1.35 for the LTI allocation amount for all Management Board members. This corresponds to the multipliers that were applied in the previous year and were to be applied before under the Compensation System 2020+. The compensation structure of the target total direct compensation for the fiscal year 2025 therefore consists of 29% base salary, 31% STI and 40% LTI.

With a 71% share of performance-based variable compensation components in the target total direct compensation, the compensation of the Management Board is predominantly performance-based. With a 40% LTI share (i.e., 56% of performance-based variable compensation components) in the target total direct compensation, the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

The target total direct compensation for the fiscal year was as follows:

Target total direct compensation of the members of the Management Board in office in the fiscal year in € K
		Craig Cordola,			Franklin W.	Dr. Katarzyna
	Helen Giza	EdD	Martin Fischer	Dr. Jörg Häring	Maddux, MD	Mazur-Hofsäß

	Chief Executive
	Officer and Chair of	Chief Executive		Legal, Compliance		Chief Executive
	the Management	Officer for Care	Chief Financial	and Human	Global Chief	Officer for Care
	Board	Delivery	Officer	Resources	Medical Officer	Enablement

Base salary	1,593	1,283	800	700	938	1,064
STI target amount (105% of base salary)	1,673	1,347	840	735	985	1,117
LTI allocation amount (135% of base salary)	2,151	1,732	1,080	945	1,266	1,436
Target total direct compensation	5,417	4,362	2,720	2,380	3,189	3,617

Information on the relative shares of the fixed and the variable compensation components in the compensation awarded or due in the fiscal year can be found in the tables in the sections “Compensation tables for the Management Board members in office in the fiscal year” and “Former Management Board members’ compensation”, respectively.

Compensation reviews

The Supervisory Board determines the value of the total target compensation for each Management Board member in line with the Compensation System 2024+. The Supervisory Board in compliance with the requirements of the German Stock Corporation Act and the recommendations of the GCGC also ensures that the compensation is commensurate with the duties and performance of each Management Board member and the Company’s situation, is geared toward the long-term, sustainable development of Fresenius Medical Care, and does not exceed customary compensation without any special justification. To this end, both external and internal compensation comparisons are conducted. As a result, the respective total compensation may differ among the Management Board members, diligently considering the respective Management Board member’s function and responsibilities as well as differences in international pay practices. The specific total compensation for each Management Board member also takes into account the Company’s interests in retaining current members and attracting qualified candidates for the Management Board.

Horizontal comparison (peer group)

In order to assess the appropriateness of the Compensation System 2024+ and the individual compensation of the Management Board members, the Supervisory Board conducts a horizontal review of the respective compensation amounts and structures (external comparison). The comparison is made at a national level with other companies from the most relevant German benchmark index in which the Company is listed. Supplementary comparisons are made at an international level with companies operating in a similar industry and having a similar size as well as with European companies of a similar size with U.S.-resident management board members.

–	For the fiscal year, the DAX companies as of December 31, 2024, were used for the comparison at national level.
–

For the supplementary comparison at international level with companies operating in a similar industry (life science industry including MedTech) and having a similar size – depending on the specific tasks of the relevant Management Board member – the following companies were used: Baxter International Inc., Bayer AG, Becton, Dickinson and Company, Boston Scientific Corporation, DaVita Inc., Encompass Health Corporation, The Ensign Group Inc., HCA Healthcare Inc., Koninklijke Philips N.V., Labcorp Holding Inc., Medtronic plc, Merck KGaA, Quest Diagnostics Inc., Sartorius AG, Siemens Healthineers AG, Smith & Nephew plc, Tenet Healthcare Corporation, and Universal Health Services Inc.

–

For the supplementary comparison with European companies of a similar size (regardless of the industry) with U.S.-resident management board members, the following companies were used: 4imprint Group, Alcon Inc., ArcelorMittal S.A., Ashtead Group plc, BAE Systems plc, Compass Group plc, Experian plc, Glencore plc, Heidelberg Materials AG, HelloFresh SE, KION Group AG, Lanxess AG, Pearson plc, Qiagen N.V., Sage Group plc, Siemens Energy AG, Smith & Nephew plc, STMicroelectronics N.V., TeamViewer SE, and Traton SE.

The peer groups were adjusted compared to the previous year to reflect as best as possible the evolving international competitive landscape for qualified candidates for the Company’s Management Board, considering industry and company size comparability. At the same time, greater emphasis was placed on U.S. peer companies and the proportion of German companies was slightly increased, while the weighting of other European markets was reduced.

Vertical comparison (intra-company)

The Supervisory Board also considers a vertical review of the compensation levels of the Group’s employees when determining the compensation system and the compensation of the Management Board members (internal comparison). The compensation of the Management Board members and of the members of the Group’s senior management (currently Management Level 8 or higher) as well as of the global staff (in general all employees with the exception of the Group’s senior management) is set in relation. When conducting the vertical review, the Supervisory Board in accordance with recommendation G.4 of the GCGC also considers the development of compensation levels over time.

Result of the review of the appropriateness of the compensation

Based on of the compensation reviews carried out in the fiscal year, the Supervisory Board reached the conclusion that the compensation of the Management Board is appropriate in terms of both its structure and amount.

Caps and maximum compensation

The total compensation of each Management Board member is limited by caps on each variable compensation component and by a maximum compensation amount.

For the STI, the target achievement is capped at 150%. The amounts payable are accordingly capped at 150% of the relevant target amount.

For the LTI, the target achievement is capped at 200% for each allocation. In addition, the amounts payable from each LTI allocation are capped at 400% of the allocation amount. This also limits the opportunity to benefit from the share price performance in the respective vesting period, which is relevant for the LTI amount to be paid out. This applies irrespective of whether the LTI is paid out in cash or, as provided for alternatively under the Compensation System 2024+, settled in shares of the Company.

The Supervisory Board has further agreed a cap option for the variable compensation components in the event that extraordinary developments occur. In the fiscal year, there was no reason for the Supervisory Board to make use of this cap option.

In addition, there is a maximum amount of total compensation for each Management Board member (maximum compensation). This maximum compensation limits the benefits that a Management Board member can receive as compensation for a fiscal year, irrespective of when the actual payment accrues. The maximum compensation includes the base salary for the relevant fiscal year (paid out during the relevant fiscal year), the STI for the relevant fiscal year (paid out in the following fiscal year) and the LTI for the relevant fiscal year (paid out in later fiscal years) and all fringe benefits, sign-on bonuses and other compensation for the relevant fiscal year such as a pension allowance for the relevant fiscal year (generally paid out during the relevant fiscal year). Any pension service costs incurred in a fiscal year under a pension commitment are also included in the calculation of the maximum compensation. A Management Board member’s maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation components determined or allocated for a fiscal year.

The caps and maximum compensation are shown in the following chart:

Maximum Compensation under the Compensation System 2024+ (1)

Maximum compensation
Cap for target achievement of 200% and for payouts in cash or settlement in shares of 400% of allocation amount
Maximum Amount of LTI (3)
In general 1.35-times base salary
Allocation Amount of LTI(3)
In general 1.05-times base salary
Target STI(2) Amount
Maximum Amount of STI (2)
Cap for payouts of 150% of target amount
Fixed Components
Fixed Components
Fixed Components
Minimum
at 0% target achievement for variable components
Total target compensation
at 100% target achievement for variable components
Maximum
at maximum target achievement level and maximum achievable settlement opportunity for variable components

(1) For allocations up to and including 2023, the provisions for the maximum compensation under the Compensation System 2020+ apply. Under the Compensation System 2020+, the multipliers for the target STI amount and the LTI allocation amount are set at 1.05 and 1.35, respectively, and payouts of the STI are capped at 120% of the target amount.

(2) Short-Term Incentive (STI)

(3) Long-Term Incentive (LTI)

The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member’s service agreement. Under the Compensation System 2024+ and the allocation of responsibilities on which it is based, and in accordance with the respective service agreement, the maximum compensation amounts to €12,000 K or $12,975 K for the Chairperson of the Management Board (CEO), €9,500 K or $10,272 K for the Management Board member responsible for the Care Delivery operating segment, and €7,000 K or $7,569 K for any other Management Board function. The aforementioned amounts in euros for the maximum compensation are identical to those under the Compensation System 2020+. The aforementioned U.S. dollar amounts were based on an updated exchange rate compared to the Compensation System 2020+.

Amount of the maximum compensation under the Compensation System 2024+
in K
		Contractually agreed maximum
	Function	compensation
Helen Giza	Chief Executive Officer and Chair of the Management Board	$12,975
Craig Cordola, EdD	Chief Executive Officer for Care Delivery	$10,272
Martin Fischer	Chief Financial Officer	€7,000
Dr. Jörg Häring	Legal, Compliance and Human Resources	€7,000
Franklin W. Maddux, MD	Global Chief Medical Officer	$7,569
Dr. Katarzyna Mazur-Hofsäß	Chief Executive Officer for Care Enablement	€7,000

Information on compliance with the maximum compensation can be found in the section “Compliance with maximum compensation (Allocations 2022).”

Malus and clawback

The Supervisory Board in accordance with the details of the relevant contractual provisions is entitled to withhold or reclaim variable compensation components in whole or in part in cases of a Management Board member’s misconduct or non-compliance with such member’s duties or internal Company guidelines, considering the characteristics of the individual case.

Also, the Supervisory Board has adopted a policy that in accordance with applicable U.S. regulatory requirements provides that the Company may recover excess incentive-based compensation if it is required to prepare an accounting restatement due to material noncompliance with relevant financial reporting requirements under U.S. federal securities laws.

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

Compensation awarded or due to the Management Board members in the fiscal year consisted of fixed and variable, incentive-based components:

–	fixed compensation, consisting of a base salary, fringe benefits and, if applicable, a pension allowance in cash
–	one-year variable compensation (STI)
–	multi-year variable compensation (LTI), consisting of payments under share-based cash-settled compensation allocated in 2022.

Fixed compensation components

The fixed compensation components comprise a base salary and fringe benefits as well as a pension allowance or a pension commitment as fixed compensation components. The pension commitment does not, however, constitute compensation within the meaning of Section 162(1) AktG.

The amount of the base salary is set out in the service agreements of the Management Board members. In line with standard local practice, the base salary is generally paid in twelve monthly installments for Management Board members resident in Germany and in biweekly installments for Management Board members resident in the U.S.

Fringe benefits are awarded or due individually based on the service agreements. In the fiscal year, the fringe benefits consisted mainly of the private use of company cars, the payment of a mobility allowance or the use of rental cars, housing and rent payments, reimbursement of fees for the preparation of tax returns, contributions to pension schemes (other than the pension commitments or the cash pension allowance set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member is personally taxable. See the section “Further information” for details of such tax equalization compensation.

In addition, Management Board members in general receive a pension allowance in cash amounting to 40% of their base salary for their own pension provision. For one Management Board member in office in the fiscal year and for former Management Board members, pension commitments exist instead. Payments under the pension commitments will in general only become due when the covered event occurs. The pension allowance and the pension commitments are set out in the section “Pension-related obligations.”

Short-term incentive – MBBP 2024+

Under the Compensation System 2024+, the Management Board members are entitled to receive an STI in accordance with the Management Board Bonus Plan 2024+ (MBBP 2024+). The STI rewards the Management Board members for the Company’s performance in the relevant fiscal year. The STI is linked to the achievement of three financial targets and one non-financial, sustainability-related performance target.

The STI target amount for the fiscal year 2025 (i.e., the amount paid out at a target achievement level of 100%) equaled 105% (multiplier of 1.05) of the relevant base salary of each Management Board member.

Functioning

The functioning of the MBBP 2024+ is shown in the following chart:

The STI is measured based on the achievement of four performance targets: 20% relate to revenue, 40% to operating income, 20% to net income and 20% to the achievement of a measurable sustainability target, which can also consist of various sub-targets. [ESRS 2, 29d]

The Supervisory Board defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 150% (cap). The Supervisory Board may also set additional target values leading to a target achievement of between 0% and 150%. The following applies to each performance target: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 150%. Target achievement in the range between two adjacent target values is generally determined by linear interpolation.

The STI is paid out in cash in the year following the year of target achievement.

Link to strategy

The financial performance targets (revenue, operating income, net income) reflect key operating figures of the Company and support Fresenius Medical Care’s strategy of achieving sustainable and profitable growth. The non-financial, sustainability-related performance target underlines Fresenius Medical Care’s commitment to implement its global sustainability targets.

The respective weightings of the individual performance targets for the STI and their link to Fresenius Medical Care’s strategy are shown in the following chart:

Financial performance targets

The underlying financial figures of the financial performance targets for the STI are at constant currency. The financial figures may be adjusted for certain effects to ensure comparability of these financial figures with respect to the operational performance. This relates, e.g., to effects from certain acquisitions and divestments or effects from changes in IFRS accounting standards.

In order to promote collaboration across the operating segments and at the same time incentivize the Management Board members with respect to their individual responsibilities, some financial performance targets are measured at group level, whereas others are measured at the level of the area of responsibility of the individual Management Board member. The “net income” performance target for all Management Board members is measured at group level. The performance targets “revenue” and “operating income” are in general measured at group level. For the Management Board members with responsibility for the Care Delivery and Care Enablement operating segments, these performance targets are measured at the level of the segment for which such members are responsible. By measuring certain performance targets at group level as well as at the level of the operating segments, the financial performance of both the group and that of the relevant operating segments is reflected.

The determination of the target achievement for the performance targets “revenue” and “operating income” for the Care Delivery operating segment, for which Craig Cordola, EdD, is responsible, for the fiscal year also included the corresponding contributions from the Value-Based Care operating segment, which was formerly part of the Care Delivery operating segment. This is consistent with the financial reporting structure in place when the performance targets for Craig Cordola, EdD, were set and is in accordance with the target values and comparison parameters defined at that time. Further, this appropriately takes into account that Craig Cordola, EdD, throughout the entire fiscal year – both before and after Value-Based Care was established as a separate operating segment – significantly contributed to the success of the underlying business.

The target values applied to the financial performance targets in the fiscal year for the STI and the target achievement are set out in the table below:

Short-term incentive – Target values and target achievement in the fiscal year (financial performance targets)
									Target
	Target values (1)				Actual values				achievement
							Adjust-	Adjusted for
	0%	30%	100%	150%	As reported		ments (2)	target achievement
	in € M	in € M	in € M	in € M	in € M		in € M	in € M	in %

Revenue
Group	≤ 17,459	= 18,429	= 19,399	≥ 20,369	19,628		294	19,922	126.96
Care Delivery (incl. Value-Based Care)	≤ 13,630	= 14,387	= 15,145	≥ 15,902	15,486	(3)	231	15,717	137.77
Care Enablement	≤ 4,996	= 5,273	= 5,551	≥ 5,829	5,476		79	5,555	100.69

Operating income
Group	≤ 1,816		= 2,136	≥ 2,457	1,827		213	2,040	69.80
Care Delivery (incl. Value-Based Care)	≤ 1,521		= 1,789	≥ 2,057	1,615	(3)	178	1,793	100.84
Care Enablement	≤ 366		= 430	≥ 495	326		43	369	5.46

Net income	≤ 1,019		= 1,199	≥ 1,379	978		137	1,115	53.44
(1)	According to the plan terms, the financial figures underlying the target values had to be adjusted by effects resulting from strategic portfolio divestments. The target values shown here already include these adjustments.
(2)	According to the plan terms, the financial figures underlying the target achievement were translated at the exchange rates that were applied for the determination of the target values to ensure comparability. The relevant financial figures were adjusted according to the plan terms for one-time effects in connection with strategic portfolio divestments and, in addition, for the effects from one-time costs related to the FME25+ program, in each case to the extent such effects deviate from the respective effects included in the target values. This was done in the context of the expansion of the FME25+ program to ensure the comparability of the underlying financial figures of the performance targets for the variable compensation with the Company’s operating performance, and adequately compensate the actual performance of the members of the Management Board.
(3)	The amount set out herein represents the consolidated contributions of the Care Delivery and the Value-Based Care operating segments. The amount set out for revenue consists of €13,736 M revenue of the Care Delivery operating segment, €2,247 M revenue of the Value-Based Care operating segment and -€498 M from inter-segment eliminations. The amount set out for operating income consists of €1,614 M operating income of the Care Delivery operating income and €1 M operating income of the Value-Based Care operating segment.

Sustainability target

The sustainability target for the STI relates to strategic focus areas of the Group in the areas of Environment, Social and Governance (ESG). The sustainability target is defined by the Supervisory Board for each fiscal year and can consist of various sub-targets. The sustainability target is measured at group level for all Management Board members in order to ensure close collaboration among them in the context of the Company’s sustainability efforts.

For the fiscal year, the Supervisory Board defined two equally weighted sub-targets as sustainability target for the STI: “Patient Satisfaction” and “Employee Satisfaction.” Both sub-targets have already been used for the sustainability target for the fiscal years 2023 and 2024. These sub-targets are in line with the topics of quality of care and employee engagement relevant to the Group, which emerged from the most recent materiality analysis in 2023. To determine the target achievement, the values reported in Fresenius Medical Care’s “Sustainability statement” for the fiscal year 2025 were used for each sub-target. [ESRS 2, 29b]

“Patient Satisfaction” was determined using the Net Promoter Score (NPS). The NPS is a strategically relevant measure of patient satisfaction with the Group’s services, measured as the patient’s likelihood to recommend Fresenius Medical Care to others for dialysis treatment. The NPS is determined based on patient surveys conducted as part of the Group’s global Patient Experience Program. Fresenius Medical Care has set itself the corporate target of achieving an NPS value of at least 70 every year. For a target achievement for the sustainability sub-target “Patient Satisfaction” of 100%, an even more ambitious target value has been set for the fiscal year. The NPS is calculated in integers.

The target achievement for the sustainability sub-target “Patient Satisfaction” was 120.00%.

Short-term incentive – Sustainability sub-target Patient Satisfaction
	Target values								Target achievement
	0%	50%	100%	110%	120%	130%	140%	150%	Absolute	Relative
	in points	in points	in points	in points	in points	in points	in points	in points	in points	in %
Net Promoter Score	≤ 61	=66	=71	=72	=73	=74	=75	≥ 76	73	120.00

The sustainability sub-target “Employee Satisfaction” is another strategically relevant indicator and was measured using the Global Employee Engagement Score (GEES). As part of a group-wide survey, Fresenius Medical Care evaluated employee feedback on positive aspects of the working environment as well as opportunities for improvement. Fresenius Medical Care determined the GEES by asking employees to indicate the extent to which they agree that they a) would recommend Fresenius Medical Care as a great place to work, b) rarely think about looking for a new job with another company, and c) are inspired by Fresenius Medical Care to do their best work. Employees responded on a scale from one (I strongly disagree) to five (I strongly agree). The GEES represents the “percent favorable” score, which is the percentage of responses across the three engagement questions that are either 4 (“agree”) or 5 (“strongly agree”). The methodology for determining the GEES has been revised compared to previous years. The target values and scales have been adjusted compared to previous years accordingly.

The target achievement for the sustainability sub-target “Employee Satisfaction” was 110.00%.

Short-term incentive – Sustainability sub-target Employee Satisfaction
	Target values				Target achievement
	0%	50%	100%	150%	Absolute	Relative
	in %	in %	in %	in %	in %	in %
Global Employee Engagement Score	≤ 55	= 60	= 65	≥ 70	66	110.00

The overall target achievement for the sustainability target was 115.00%. The target achievement for the sustainability target and the individual, equally weighted sustainability sub-targets are shown in the following table:

Short-term incentive – Sustainability target achievement in the fiscal year in %
Target achievement per sustainability sub-target		Sustainability target achievement

Patient Satisfaction (50%)	Employee Satisfaction (50%)

120.00	110.00	115.00

Overall target achievement

The degree of the overall target achievement for the STI is determined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the overall target achievement with the relevant target amount results in the amount to be paid out. Since the overall target achievement is capped at 150%, the payout amount is also capped at 150% of the relevant target amount.

The following table shows the target achievement per performance target as well as the overall target achievement for the fiscal year:

Short-term incentive – Overall target achievement in the fiscal year
in %					Overall target
	Target achievement (weighting)				achievement
	Revenue	Operating income	Net income	Sustainability target
	(20%)	(40%)	(20%)	(20%)
Helen Giza	126.96	69.80	53.44	115.00	87.00
Craig Cordola, EdD	137.77	100.84	53.44	115.00	101.58
Martin Fischer	126.96	69.80	53.44	115.00	87.00
Dr. Jörg Häring	126.96	69.80	53.44	115.00	87.00
Franklin W. Maddux, MD	126.96	69.80	53.44	115.00	87.00
Dr. Katarzyna Mazur-Hofsäß	100.69	5.46	53.44	115.00	56.01

The amounts to be paid out in 2026 based on the overall target achievement for the fiscal year 2025 can be found in the following table:

Short-term incentive – Amounts to be paid in 2026 for the performance in the fiscal year in € K
					Overall
					target
			Target		achievement	Payout
	Base salary	Multiplier	amount	Cap (150%)	in %	amount

Helen Giza (1)	1,593	1.05	1,673	2,510	87.00	1,455
Craig Cordola, EdD (1)	1,283	1.05	1,347	2,021	101.58	1,369
Martin Fischer	800	1.05	840	1,260	87.00	731
Dr. Jörg Häring	700	1.05	735	1,103	87.00	639
Franklin W. Maddux, MD (1)	938	1.05	985	1,478	87.00	857
Dr. Katarzyna Mazur-Hofsäß	1,064	1.05	1,117	1,676	56.01	626
(1)	The compensation benefits for Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, are denominated in U.S. dollars. The amounts were therefore subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

The corresponding information on the STI to be paid out in the fiscal year for the performance in the fiscal year 2024 was disclosed in the Compensation Report for the fiscal year 2024, a convenience translation of which was included in our Annual Report on Form 20-F for 2024.

Long-term incentive – MB LTIP 2020

Based on the Compensation System 2020+, Performance Shares were allocated in previous years to the Management Board members in office at the time under the MB LTIP 2020 as performance-based LTI compensation. In the fiscal year, the compensation from the Performance Shares allocated for 2022 was earned.

Performance Shares under the MB LTIP 2020 are virtual (i.e., not backed by equity), cash-settled compensation instruments. Any amounts to be received from the Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the Company’s shares. The performance period for the performance targets covers three fiscal years.

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

Functioning

The functioning of the MB LTIP 2020 is shown in the following chart:

The Supervisory Board defined for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap). The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% applies. Target achievement in the range between two adjacent target values is determined by linear interpolation. At the end of the three-year performance period, the Supervisory Board determines the overall target achievement by taking the average of the target achievement levels for the three performance targets in the applicable three-year performance period. The three performance targets are equally weighted.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each Management Board member. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares (i.e., the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount.

The proceeds from the Performance Shares (after taxes and duties) are transferred to a bank, which uses them to purchase shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. In accordance with recommendation G.10 of the GCGC, the Management Board members can therefore only dispose of the LTI after a period of at least four years.

Link to strategy

The three performance targets revenue growth, net income growth and return on invested capital (ROIC) were selected because they provide effective incentives that the Company’s investments achieve a certain return, thereby supporting long-term, profitable growth and an attractive total return for shareholders. These performance targets form part of the Company’s primary key performance indicators or secondary financial performance indicators and support the execution of the Company’s long-term strategy.

The respective weightings of the individual performance targets for the LTI and their link to Fresenius Medical Care’s strategy are shown in the following chart:

Target values and target achievement (Allocation 2022)

In the fiscal year 2025, the LTI from the allocation for 2022 was earned. The performance period from 2022 to 2024 was determinative for target achievement. The target values for the performance targets and the target achievement are shown in the following table:

Target values and target achievement for the Allocation 2022 under the MB LTIP 2020
	Target values			Actual values					Target achievement
					Currency	At Constant
					translation	Currency according
	0%	100%	200%	As reported (1)	adjustment	to plan terms		CAGR
Revenue growth
2022 }				10.1%	(8.0)%	2.1%	}
2023	≤ 2%	= 5%	≥ 8%	0.3%	5.2%	5.5%		2.5%	17%
2024				(0.6)%	0.6%	0.0%

Net income growth
2022 }				(30.5)%	(6.1)%	(36.6)%	}
2023	≤ 10%	= 17%	≥ 20%	(25.9)%	1.6%	(24.3)%		(19.3)%	0%
2024				7.8%	1.6%	9.4%

Return on invested capital (ROIC)
2022 }				3.3%	—%	3.3%			0%
2023	≤ 5.5%	= 6.0%	≥ 6.5%	2.8%	—%	2.8%			0%
2024				3.5%	—%	3.5%			0%
Overall target achievement									6%
(1)	ROIC is a Non-IFRS measure. For a description of ROIC and how the measure is calculated, see Item 5, “Operating and financial review and prospects,” above.

Vested amounts (Allocation 2022)

The following table shows the amounts that vested in the fiscal year 2025 from the allocation for 2022 and were awarded within the meaning of Section 162(1), first sentence AktG:

Long-term incentive – Vested amount from the Allocation 2022 of the MB LTIP 2020
		Number of
		allocated		Number of final
	Fair Value at	Performance	Overall target	Performance	Share price at
	allocation	Shares	achievement	Shares	vesting	Vested amount
	in € K		in %		in €	in € K
Members of the Management Board in office in the fiscal year
Helen Giza (1)	1,688	32,279	6	1,936	46.04	97
Franklin W. Maddux, MD (1)	1,110	20,974	6	1,258	46.04	63
Dr. Katarzyna Mazur-Hofsäß	1,359	26,074	6	1,564	46.04	72

Former members of the Management Board
Rice Powell (1)	2,425	45,841	6	2,750	46.04	138
William Valle (1)	1,888	35,678	6	2,141	46.04	107
(1)	The compensation benefits for Helen Giza, Franklin W. Maddux, MD, Rice Powell and William Valle are denominated in U.S. dollars. The amounts concerned were therefore subject to currency fluctuations. The translation of vested U.S. dollar amounts was done at the closing rate of the vesting date.

The amounts that vested in the fiscal year 2025 (after taxes and duties) were not paid out but in accordance with the plan terms transferred to a bank, which used them to purchase shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year.

Compliance with maximum compensation (Allocations 2022)

In the fiscal year, compliance with the maximum compensation from allocations from 2022 could be conclusively assessed since the vesting period for the LTI allocated in 2022 under the MB LTIP 2020 ended and the amount earned in this respect was determined. The individual maximum compensation limits for the respective Management Board members for 2022 were in each case complied with. No reduction of the LTI payout amount was necessary (as provided for to avoid exceeding the maximum compensation if necessary). The details are shown in the following table:

Compliance with the maximum compensation of the members of the Management Board then in office for 2022
in € K	Members of the Management Board in office in the fiscal year						Former members of the Management Board
	Helen Giza		Franklin W. Maddux, MD (1)		Dr. Katarzyna Mazur-Hofsäß		Dr. Carla Kriwet		Rice Powell (1)		William Valle (1)
Base salary	1,302		866		1,064		2,250	(6)	1,894		1,474
Fringe benefits	39		164		57		1,044	(6)	203		267
Pension expense	1,245	(2)	961	(4)	808	(5)	—		—		1,469	(8)
Total fixed components	2,586		1,991		1,929		3,294		2,097		3,210
Short-term incentive	510		339		416		176		741		577
Long-term incentive (MB LTIP 2020)	90		59		72		—		128		100
Total variable components	600		398		488		176		869		677
Total compensation for 2022	3,186		2,389		2,417		3,470		2,966		3,887
Cap short-term incentive	1,641		1,091		1,341		567		2,386		1,857
Cap long-term incentive	7,031		4,676		5,746		2,430		10,228		7,960
Maximum compensation	12,000	(3)	7,000		7,000		12,000		10,750	(7)	9,500
(1)

The maximum compensation of Franklin W. Maddux, MD, Rice Powell and William Valle for 2022 is denominated in U.S. dollars. For the presentation in this table, the U.S. dollar amounts were translated with the exchange rate of €1/$1.11947 used when the maximum compensation in the Compensation System 2020+ was determined. The amounts set out herein may therefore deviate from the amounts set out in other tables of this Compensation Report or in tables of previous Compensation Reports.

(2)

The pension expense set out herein for 2022 relates to the pension commitment granted in 2022 and includes the past service cost which relates to the service period rendered since the appointment as a Management Board member effective October 1, 2019. The pension commitment was cancelled in the fiscal year 2025 (see the section “Cash pension allowance instead of defined contribution pension commitments”).

(3)	Helen Giza has been Chair since December 6, 2022. Therefore, the maximum compensation amount applicable to the Chairperson applies to Helen Giza’s maximum compensation for 2022.
(4)

The pension expense set out herein for 2022 relates to the pension commitment granted in 2022 and includes the past service cost which relates to the service period rendered since the appointment as a Management Board member effective January 1, 2020. The pension commitment was cancelled in the fiscal year 2025 (see the section “Cash pension allowance instead of defined contribution pension commitments”).

(5)

Dr. Katarzyna Mazur-Hofsäß was Chief Executive Officer for the Europe, Middle East and Africa region until December 31, 2021. The base salary was increased in 2022 with a view to Dr. Katarzyna Mazur-Hofsäß’ new responsibilities as Chief Executive Officer for Care Enablement. The pension expense set out herein includes the past service cost recognized in 2022 to account for the salary adjustment.

(6)

Dr. Carla Kriwet was Chair from October 1, 2022, until December 5, 2022. The base salary set out herein includes a severance payment in connection with Dr. Carla Kriwet’s departure from the Management Board in the amount of €1,800 K; the fringe benefits include an inaugural bonus in the amount of €100 K as well as payments for forfeited benefits from a previous service relationship in the amount of €885 K.

(7)

Rice Powell was a member of the Management Board until December 31, 2022, and until September 30, 2022, also its Chair. The maximum compensation amount agreed with Rice Powell for 2022 reflects these responsibilities on a pro-rated basis.

(8)

William Valle was Chief Executive Officer for the North America region until December 31, 2021. The base salary was increased in 2022 with a view to William Valle’s new responsibilities as Chief Executive Officer for Care Delivery. The pension expense set out herein includes the past service cost recognized in 2022 to account for the salary adjustment.

Compensation tables for the Management Board members in office in the fiscal year

The following tables show the individualized compensation awarded or due in the fiscal year to each Management Board member in office in the fiscal year. In addition, the pension expense incurred for pension commitments is disclosed.

For the purposes of the following tables, compensation is deemed to have been awarded in the fiscal year if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. For the LTI, this corresponds to the year in which the compensation is paid out. The LTI earned under the MB LTIP 2020 is to be regarded as awarded irrespective of the fact that the amounts earned are to be invested in shares of the Company to be acquired on the stock exchange in accordance with the applicable plan terms.

Based on this understanding, the STI is considered to have vested in the year and is shown in the following tables for the respective years, in which the underlying activity was performed. This facilitates comparison of the Management Board members’ performance with the Company’s performance in the same year and allows the STI to be allocated on an accrual basis to the year in which the performance was achieved. The columns for 2025 therefore contain the STI for the fiscal year 2025, which will be paid out in 2026, and the columns for 2024 contain the STI for 2024, which was paid out in the fiscal year 2025.

Compensation for forfeited compensation benefits from a previous employment relationship is reported under fringe benefits. The respective amount to be paid was determined taking into account the estimated value of the forfeited compensation benefits at the time of termination of the previous employment relationship. The amount to be paid does not exceed the market value of the forfeited compensation benefit determined at the time and is also limited to an amount that is less than the amount that the Management Board member would have received under the previous employment relationship in case of a 100% target achievement. Such payments were or are only made if the Management Board member has not resigned from office and the Company has not terminated such member’s service agreement and would not be entitled to terminate it when the payment becomes due.

Compensation of the members of the Management Board in office in the fiscal year in € K
	Helen Giza					Craig Cordola, EdD
	Chief Executive Officer and Chair of the Management Board					Chief Executive Officer for Care Delivery
	Management Board member since November 1, 2019					Management Board member since January 1, 2024
	2025			2024 (1)		2025		2024 (1)
	Absolute		Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %	Absolute		Ratio in %
Base salary	1,593			1,663		1,283		1,340
Fringe benefits	76			80		82		447	(3)
Cash pension allowance	3,236	(2)		—		513		536
Total non-performance-based compensation	4,905		76	1,743	47	1,878	58	2,323		62
Short-term incentive	1,455		23	1,844	50	1,369	42	1,395		38
Long-term incentive	97		2	121	3	—	—	—		—
Allocation 2021 (MB LTIP 2020)				121				—
Allocation 2022 (MB LTIP 2020)	97					—
Total variable compensation	1,552			1,965		1,369		1,395
Total compensation according to Section 162 (1) sent. 2 No. 1 AktG	6,457			3,708		3,247		3,718
Pension expense	—			729		—		—
Cancellation of pension commitment	(2,599)	(2)		—		—		—
Total compensation including pension commitment	3,858			4,437		3,247		3,718

	Martin Fischer						Dr. Jörg Häring
	Chief Financial Officer						Legal, Compliance and Human Resources
	Management Board member since October 1, 2023						Management Board member since June 1, 2024
	2025			2024 (1)			2025		2024 (1)
	Absolute		Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %	Absolute		Ratio in %
Base salary	800			800			700		408
Fringe benefits	329	(4)		437	(4)		30		354	(6)
Cash pension allowance	320			400	(5)		280		163
Total non-performance-based compensation	1,449		66	1,637		65	1,010	61	925		67
Short-term incentive	731		34	887		35	639	39	453		33
Long-term incentive	—		—	—		—	—	—	—		—
Allocation 2021 (MB LTIP 2020)				—					—
Allocation 2022 (MB LTIP 2020)	—						—
Total variable compensation	731			887			639		453
Total compensation according to Section 162(1) sent. 2 No. 1 AktG	2,180			2,524			1,649		1,378
Pension expense	—			—			—		—
Cancellation of pension commitment	—			—			—		—
Total compensation including pension commitment	2,180			2,524			1,649		1,378

Compensation of the members of the Management Board in office in the fiscal year
	Franklin W. Maddux, MD					Dr. Katarzyna Mazur-Hofsäß
	Global Chief Medical Officer					Chief Executive Officer for Care Enablement
	Management Board member since January 1, 2020					Management Board member since September 1, 2018
	2025			2024 (1)		2025		2024 (1)
	Absolute		Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Base salary	938			979		1,064		1,064
Fringe benefits	156			187		73		57
Cash pension allowance	2,151	(2)		—		—		—
Total non-performance-based compensation	3,245		78	1,166	49	1,137	62	1,121	42
Short-term incentive	857		21	1,086	46	626	34	1,429	54
Long-term incentive	63		2	107	5	72	4	116	4
Allocation 2021 (MB LTIP 2020)				107				116
Allocation 2022 (MB LTIP 2020)	63					72
Total variable compensation	920			1,193		698		1,545
Total compensation according to Section 162 (1) sent. 2 No. 1 AktG	4,165			2,359		1,835		2,666
Pension expense	—			397		621		611
Cancellation of pension commitment	(1,776)	(2)		—		—		—
Total compensation including pension commitment	2,389			2,756		2,456		3,277
(1)	Note for purposes of comparison between the amounts indicated for the fiscal year 2024 and those of the fiscal year 2025 that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euros (Martin Fischer, Dr. Jörg Häring and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollars (Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD). In general, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.
(2)	The previously existing pension commitment was retroactively cancelled in the fiscal year 2025. The amount paid for the financing of the pension commitment for the period since the appointment as a Management Board member was reimbursed to the Company in the amount of the surrender value, less transaction costs. The amount reported in previous years as “Pension expense,” which corresponds to the insurance contributions paid by the Company at that time, is reported in the line “Cancellation of pension commitment” with the cumulative amount for previous years with a negative sign. The line “Cash pension allowance” includes both the amounts that were payable on a pro rata temporis basis as cash pension allowance amounting to 40% of the base salary in the fiscal year 2025 since the cancellation of the pension commitment took effect, and the amount that was payable in the fiscal year 2025 in implementation of the agreed cancellation of the pension commitment (i.e., the sum of the insurance contributions that were paid until the cancellation of the pension commitment took effect).
(3)	The fringe benefits of Craig Cordola, EdD, for the fiscal year 2024 include a payment of $450 K (€416 K), which he received as compensation for forfeited compensation benefits from a previous employment relationship. As agreed, Craig Cordola, EdD, invested 50% of the net amount of this compensation in shares of the Company.
(4)	Martin Fischer’s fringe benefits for the fiscal year 2024 and for the last time for the fiscal year 2025 each include a payment of €300 K, which he received as compensation for forfeited compensation benefits from a previous employment relationship.
(5)	Since October 1, 2024, Martin Fischer has received the pension allowance described in this Compensation Report. The defined contribution pension commitment previously promised to Martin Fischer in the event of the conclusion of a corresponding reinsurance policy was canceled in view of the new pension regulations under the Compensation System 2024+. The amount reported for the fiscal year 2024 includes an amount of €320 K (corresponding to 40% of his annual base salary), which Martin Fischer received in 2024 as compensation for the insurance contributions that would otherwise have to be paid for the period from October 1, 2023, to September 30, 2024.
(6)	Dr. Jörg Häring’s fringe benefits for the fiscal year 2024 include a payment of €300 K, which he received as compensation for forfeited compensation benefits from a previous employment relationship.

Outstanding share-based compensation components

The following information concerns outstanding share-based compensation components. These relate solely to allocations of Performance Shares under the MB LTIP 2020 and the Management Board Long-Term Incentive Plan 2024+ (MB LTIP 2024+).

MB LTIP 2024+ (Allocation in the fiscal year)

In the fiscal year 2025, the Management Board members were allocated Performance Shares under the MB LTIP 2024+ as LTI compensation under the Compensation System 2024+.

Any amounts to be received from the Performance Shares are subject to the achievement of three performance targets and further depend on the development of the stock exchange price of the Company’s shares. The performance period for the performance targets covers three fiscal years, the vesting period four years from the date of allocation.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each Management Board member. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares (i.e., the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount.

The functioning of the MB LTIP 2024+ is shown in the following chart: [ESRS 2, 29a, d]

As in previous years, return on invested capital (ROIC) has been set as the profitability target.

Total shareholder return (TSR) compared to competitors (Relative TSR) is used as capital market target under the Compensation System 2024+. The capital markets target addresses investor-specific requirements for the inclusion of a relative performance measurement in comparison to relevant competitors and ties the compensation of the Management Board to the Company’s long-term capital market performance. The target achievement of the Relative TSR is determined based on the percentile ranking of the Company’s TSR performance in comparison to the TSR performance of companies in one or more comparison groups determined by the Supervisory Board. In general, STOXX® Europe 600 Health Care and S&P 500 Health Care indices are determined as comparison groups.

As in the previous year, the reduction in market-based CO2 equivalents (CO2e) emissions has been set as the sustainability target. This target is in line with the topic of climate protection relevant to the Group, which emerged from the most recent materiality analysis in 2023. Sustainability is an essential and integral part of the Fresenius Medical Care’s corporate strategy. Considering non-financial, sustainability-related objectives in the areas of Environment, Social and Governance (ESG) in the context of the LTI is derived from the Company’s commitment toward maintaining a responsible corporate culture, meets investor-specific and social requirements, and also promotes the Group’s long-term, sustainable development. [ESRS 2, 29b]

Information on the target values and the respective performance target achievement will be disclosed after the end of the performance period in the Compensation Report for the relevant fiscal year.

Compensation claims arising from Performance Shares under the MB LTIP 2024+ may be paid in cash or settled in shares of the Company. The Supervisory Board has decided that the compensation claims arising from the Performance Shares allocated for the fiscal year 2025 shall be settled in shares of the Company after vesting.

The allocation amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member. The number of Performance Shares allocated for the fiscal year is shown in the following table:

Performance Shares allocated in the fiscal year under the MB LTIP 2024+
				Value per
				Performance	Number of
				Share	Performance
	Base salary	Multiplier	Allocation amount	at allocation (1)	Shares	Cap (400%)
	in € K		in € K	in €		in € K
Helen Giza (2)	1,593	1.35	2,151	39.20	59,543	8,604
Craig Cordola, EdD (2)	1,283	1.35	1,732	39.20	47,965	6,928
Martin Fischer	800	1.35	1,080	39.20	27,551	4,320
Dr. Jörg Häring	700	1.35	945	39.20	24,107	3,780
Franklin W. Maddux, MD (2), (3)	938	1.35	1,266	39.20	35,064	5,064
Dr. Katarzyna Mazur-Hofsäß (4)	1,064	1.35	1,436	39.20	36,643	5,744
(1)	The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date and assuming a 100% target achievement for the performance target “Relative TSR”, which is why it may deviate from the Fair Value according to IFRS 2.
(2)	The compensation benefits for Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, are denominated in U.S. dollars. The amounts concerned are therefore subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.
(3)	The Performance Shares allocated to Franklin W. Maddux, MD, can be earned in accordance with the plan conditions of the MB LTIP 2024+ also after termination of his service agreement at the end of the fiscal year. Further information on the agreements made with Franklin W. Maddux, MD, can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”
(4)	The Performance Shares allocated to Dr. Katarzyna Mazur-Hofsäß forfeited in accordance with the plan conditions of the MB LTIP 2024+ upon termination of her service agreement at the end of the fiscal year. Further information on the agreements made with Dr. Katarzyna Mazur-Hofsäß can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”

Overview of outstanding share-based compensation components

The status of the outstanding Performance Shares of the current and former Management Board members as of the end of the fiscal year and further information on this are shown in the following table:

Overview of outstanding Performance Shares allocated under the MB LTIP 2020 and under the MB LTIP 2024+
						Number of
				Number of		Performance
				allocated	Overall target	Shares as of
			Fair Value at	Performance	achievement	December 31,
	Allocation date	Vesting date	allocation (1)	Shares	(if final)	2025
			in € K		in %
Members of the Management Board in office in the fiscal year
Helen Giza
Allocation 2023	March 1, 2023	March 1, 2026	2,177	67,568	34	22,973
Allocation 2024	March 1, 2024	March 1, 2028	2,182	71,358		71,358
Allocation 2025	March 1, 2025	March 1, 2029	2,152	59,543		59,543
Total				198,469		153,874

Craig Cordola, EdD
Allocation 2024	March 1, 2024	March 1, 2028	1,758	57,483		57,483
Allocation 2025	March 1, 2025	March 1, 2029	1,733	47,965		47,965
Total				105,448		105,448

Martin Fischer
Allocation 2023	October 1, 2023	October 1, 2026	264	7,037	34	2,393
Allocation 2024	March 1, 2024	March 1, 2028	1,049	34,242		34,242
Allocation 2025	March 1, 2025	March 1, 2029	1,035	27,551		27,551
Total				68,830		64,186

Dr. Jörg Häring
Allocation 2024	June 1, 2024	June 1, 2028	546	15,850		15,850
Allocation 2025	March 1, 2025	March 1, 2029	906	24,107		24,107
Total				39,957		39,957

Franklin W. Maddux, MD (2)
Allocation 2023	March 1, 2023	March 1, 2026	1,282	39,790	34	13,529
Allocation 2024	March 1, 2024	March 1, 2028	1,285	42,022		42,022
Allocation 2025	March 1, 2025	March 1, 2029	1,267	35,064		35,064
Total				116,876		90,615

Dr. Katarzyna Mazur-Hofsäß (3)
Allocation 2023	March 1, 2023	March 1, 2026	1,375	42,852	34	—
Allocation 2024	March 1, 2024	March 1, 2028	1,395	45,542		—
Allocation 2025	March 1, 2025	March 1, 2029	1,377	36,643		—
Total				125,037		—

Former members of the Management Board
William Valle
Allocation 2023	March 1, 2023	March 1, 2026	1,995	61,938	34	21,059
Total				61,938		21,059
(1)	The IFRS 2 Fair Value in general reflects all market conditions. The amounts set out for the Allocations 2024 and 2025 are based on a 100% target achievement for the performance target “Relative TSR” to avoid the allocation value being influenced by short-term volatility in the development of the Company’s Relative TSR and to enable comparability of the allocation value with those from previous years.
(2)

The Performance Shares allocated to Franklin W. Maddux, MD, can be earned in accordance with the plan conditions of the MB LTIP 2020 and of the MB LTIP 2024+ also after termination of his service agreement at the end of the fiscal year. Further information on the agreements made with Franklin W. Maddux, MD, can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”

(3)

The Performance Shares allocated to Dr. Katarzyna Mazur-Hofsäß forfeited in accordance with the plan conditions of the MB LTIP 2020 and of the MB LTIP 2024+ upon termination of her service agreement at the end of the fiscal year. Further information on the agreements made with Dr. Katarzyna Mazur-Hofsäß can be found in the section “Agreements with members of the Management Board who resigned from office at the end of the fiscal year.”

Temporal profile of the share-based compensation components

The following chart shows a simplified, schematic representation of the temporal profile of the share-based compensation components outstanding in the fiscal year. The details can be found in the explanations above.

Share ownership guidelines and shareholdings

The Compensation System 2024+ introduced formal Share Ownership Guidelines (SOG) to tie the Management Board members’ compensation even more closely to the interests of the shareholders and the Group’s sustainable development.

The SOG provide that the Chairperson of the Management Board must invest an amount equaling 200% and the other Management Board members must invest an amount equaling 150% of their relevant annual base salary in shares of the Company. The highest annual base salary during the period in which the shares are to be acquired applies. The shares must in general be acquired within four years of the start of the respective service agreement, but no earlier than January 1, 2024, (build-up period) and must be held for a period of at least two years after the end of the respective service agreement. If the service agreement ends before the end of the build-up period, the amount to be invested until the end of the service agreement refers to 100% of the relevant annual base salary and is reduced on a pro rata temporis basis depending on the duration of the build-up period.

Should the relevant amount not be invested in full, the Supervisory Board may determine consequences in accordance with the SOG. This may include the Management Board member being ineligible for further LTI allocations.

Existing acquisition or shareholding requirements, such as from the MB LTIP 2020, remain unaffected. Shares acquired prior to the beginning of the investment period relevant for the SOG or as part of an equity settlement under an LTI are credited to the investment obligation under the SOG. Changes in the value of the shares after acquisition are not taken into account for purposes of the fulfillment of the investment obligation under the SOG.

The shareholdings notified to the Company as of the end of the fiscal year of the Management Board members as well as the status of the fulfillment of the SOG are shown in the following table. The investment obligation under the SOG may be satisfied by acquisition of shares or American Depositary Shares (ADSs) representing shares. For simplification purposes, the number of shares and ADSs have been combined in the following table. Where ADSs are held, two ADSs represent one share.

Overview on the SOG requirements and on the status

		SOG requirements				Status as of December 31, 2025
			SOG amount
	Management Board	Annual base	in % of base		To fulfill until (build-	Amount	Status of	Number of
	member since	salary	salary	SOG amount	up period)	invested (3)	fulfillment	shares
		in € K	in %	in € K		in € K	in %
Helen Giza (1)	November 1, 2019	1,593	200	3,186	December 31, 2027	785	25	18,221
Craig Cordola, EdD (1)	January 1, 2024	1,283	150	1,925	December 31, 2027	1,321	69	39,448
Martin Fischer	October 1, 2023	800	150	1,200	December 31, 2027	—	—	—
Dr. Jörg Häring	June 1, 2024	700	150	1,050	May 31, 2028	—	—	—
Franklin W. Maddux, MD (1), (2)	January 1, 2020	938	50	469	December 31, 2025	1,171	250	24,463
Dr. Katarzyna Mazur-Hofsäß (2)	September 1, 2018	1,064	50	532	December 31, 2025	592	111	13,829
(1)	The annual base salary and consequently also the SOG amount and the amount invested for Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, is denominated in U.S. dollars. For the presentation in this table, the U.S. dollar amounts were translated with the average exchange rate of the calendar year.
(2)	The build-up period applicable to Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß ended early due to the termination of their service agreements at the end of the fiscal year. Under the SOG, Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß were therefore required to invest 50% of their respective last annual base salary on a pro rata temporis basis until then.
(3)	To the extent the acquisition is made in a currency other than that of the agreed base salary and consequently also of the SOG amount, the translation of the invested amounts is done at the exchange rate of the respective acquisition date.

Other benefits and commitments

The following information concerns benefits and commitments to Management Board members within the meaning of Section 162(2) AktG and related disclosures as, for instance, on the cash pension allowance.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the Management Board members by a third party in the fiscal year with regard to their activities as Management Board members, and compensation awarded to Management Board members for management activities or supervisory board mandates in Group companies is offset against the compensation of the respective Management Board member. If the Supervisory Board resolves that compensation awarded to Management Board members for supervisory board activities outside the Group shall be deducted in full or in part from the compensation of the respective Management Board member, this will be made transparent accordingly.

Pension-related obligations

The pension arrangements with the Management Board members in general consist of a pension allowance. For individual Management Board members who were appointed before January 1, 2019, individual, performance-based (i.e., defined benefit) contractual pension commitment exist instead.

Cash pension allowance instead of defined contribution pension commitments

Helen Giza, Craig Cordola, EdD, Martin Fischer, Dr. Jörg Häring, and Franklin W. Maddux, MD, receive a cash pension payment allowance in the amount of 40% of their respective base salary in accordance with the Compensation System 2024+. The pension allowance is generally paid in the same cycle as the base salary.

The defined contribution pension commitments for Helen Giza and Franklin W. Maddux, MD, were retroactively canceled in the fiscal year in accordance with the agreements concluded with them in 2024. To compensate for the cancellation of the pension commitments, Helen Giza and Franklin W. Maddux, MD, each received a payment in the fiscal year, as agreed, in the amount equal to the total insurance contributions that had been made to finance the respective pension commitments until the cancellation took effect. The amounts recorded as pension expense, which had been paid by the Company to finance the pension commitments, were reimbursed to the Company in the amount of the surrender value after deduction of transaction costs. There are no longer any defined contribution pension commitments for Management Board members.

Defined benefit pension commitments

Dr. Katarzyna Mazur-Hofsäß and individual former Management Board members were each made a defined benefit pension commitment.

The defined benefit pension commitments each provide for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the most recent base salary.

The retirement pension in general amounts to 30% of the pensionable income. The percentage increases by 1.5 percentage points for each full year of service, up to a maximum of 45%. The pensionable income is determined based on the average base salary in the last five years before the occurrence of the insured event. Current retirement pensions increase according to statutory requirements (Section 16 of the German Act on the Improvement of Company Pension Plans (Gesetz zur Verbesserung der betrieblichen Altersversorgung – BetrAVG)). In general, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension.

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

According to IAS 19, the pension commitment for Dr. Katarzyna Mazur-Hofsäß has increased by €332 K in the fiscal year and amounted to €3,992 K on December 31, 2025 (December 31, 2024: €3,660 K).

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, Helen Giza and Craig Cordola, EdD, participated in the U.S.-based 401(k) savings plan in the fiscal year. In this context, an amount of $10,500 (€9,292) for each of Helen Giza and Craig Cordola, EdD, was earned in the fiscal year. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. Fresenius Medical Care supports its employees at this with matching contributions of up to 50% of the annual payments.

Post- contractual non-competition clause

A post-contractual non-competition clause was agreed with each Management Board member. If such clause becomes applicable, the Management Board member will receive, for a period of up to two years, non-compete compensation amounting to half of the respective annual base salary for each year the non-competition clause is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements of the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the Company has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

The Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due for the period until the scheduled expiration of the relevant service agreement.

Agreements with members of the Management Board who resigned from office at the end of the fiscal year

Franklin W. Maddux, MD, left the Management Board early at the end of the fiscal year after informing the Supervisory Board of his intention to retire. It was agreed with Franklin W. Maddux, MD, that his service agreement is terminated at the end of the fiscal year and that he is entitled to compensation for the period until the end of the fiscal year in accordance with his service agreement (including STI for the fiscal year). Performance Shares allocated to Franklin W. Maddux, MD, as LTI will continue to vest due to his age in accordance with the retirement clause of the applicable plan conditions. It was agreed with Franklin W. Maddux, MD, that he will receive a net reimbursement of up to €10 K in connection with relocation costs. Further, a post-contractual non-competition clause was agreed with Franklin W. Maddux, MD, for the period from January 1, 2026 to December 31, 2027. The annual compensation Franklin W. Maddux, MD, is entitled to receive for the post-contractual non-competition clause amounts to $530 K (€469 K). Since his pension commitment was canceled in the fiscal year as agreed, Franklin W. Maddux, MD, is not entitled to a pension.

Dr. Katarzyna Mazur-Hofsäß left the Management Board early at the end of the fiscal year after informing the Supervisory Board of her intention to retire. It was agreed with Dr. Katarzyna Mazur-Hofsäß that her service agreement is terminated at the end of the fiscal year and that she is entitled to compensation for the period until the end of the fiscal year in accordance with her service agreement (including the STI for the fiscal year). Performance Shares allocated to Dr. Katarzyna Mazur-Hofsäß as LTI and not vested by the end of the fiscal year have been forfeited in accordance with the applicable plan conditions. It was agreed with Dr. Katarzyna Mazur-Hofsäß that she is entitled to the fringe benefits agreed in her service agreement (including the use of her company car) as severance payment for the period until March 31, 2026. Further, a post-contractual non-competition clause was agreed with Dr. Katarzyna Mazur-Hofsäß for the period from January 1, 2026 to December 31, 2027. The annual compensation that Dr. Katarzyna Mazur-Hofsäß is entitled to receive for the post-contractual non-competition clause amounts to €532 K and is to be offset against her severance payment. Dr. Katarzyna Mazur-Hofsäß is entitled to a pension from age 65 in accordance with her pension commitment described above. As agreed, no further entitlements under the pension commitment have been acquired since the end of the fiscal year.

The respective above agreements with Franklin W. Maddux, MD, and Dr. Katarzyna Mazur-Hofsäß are in line with the applicable Compensation System 2024+ and the relevant recommendations of the GCGC.

The compensation awarded or due to Dr. Katarzyna Mazur-Hofsäß for the years 2023, 2024 and 2025 is disclosed in the Compensation Reports for the relevant fiscal years and in each case does not exceed the applicable maximum compensation. Dr. Katarzyna Mazur-Hofsäß cannot earn any further compensation for the aforementioned years, as all non-vested LTI entitlements have been forfeited at the end of the fiscal year. Compliance with the maximum compensation for Franklin W. Maddux, MD, for the aforementioned years will be reported in the Compensation Reports for the fiscal years in which his LTI entitlements are earned, as applicable.

Further information

Compensation of the U.S. members of the Management Board Helen Giza, Craig Cordola, EdD, and Franklin W. Maddux, MD, was paid or taxed partly in the U.S. (in U.S. dollars) and partly in Germany (in euros). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that, due to varying tax rates in both countries, the increased or lower tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the U.S. only. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

The Company has taken out Directors & Officers insurance for members of the Management Board against whom claims are made on the basis of their activities for the Company and the Group companies. The Directors & Officers insurance includes a deductible that complies with the provisions of the German Stock Corporation Act.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to Management Board members in the fiscal year.

Former Management Board members’ compensation

The compensation awarded or due to former Management Board members in the fiscal year is shown individually in the following table, unless the respective member left before the end of 2015. Management Board members who left before the end of 2015 received pension payments totaling €652 K in the fiscal year. Otherwise, no compensation was awarded or due to former Management Board members in the fiscal year.

Compensation of the former members of the Management Board
in € K
	Michael Brosnan (1)		Roberto Fusté		Ronald Kuerbitz (1)
	Management Board		Management Board		Management Board
	member until		member until		member until
	October 31, 2019		March 31, 2016		February 17, 2017
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Pension payments	382		337		130
Fringe benefits	—		—		—
Total non-performance-based compensation	382	100	337	100	130	100
Long-term incentive – Allocation 2022 (MB LTIP 2020)	—		—		—
Total variable compensation	—	—	—	—	—	—
Total compensation according to Sec. 162 para. 1 sent. 2 no. 1 AktG	382		337		130

	Rice Powell (1)		William Valle (1)			Kent Wanzek (1)
	Management Board		Management Board			Management Board
	member until		member until			member until
	December 31, 2022		December 31, 2023			December 31, 2021
	Absolute	Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %
Pension payments	699		60	(2)		278
Fringe benefits	—		—			—
Total non-performance-based compensation	699	84	60		36	278	100
Long-term incentive – Allocation 2022 (MB LTIP 2020)	138		107			—
Total variable compensation	138	16	107		64	—	—
Total compensation according to Sec. 162 para. 1 sent. 2 no. 1 AktG	837		167			278
(1)	The compensation benefits for Michael Brosnan, Ronald Kuerbitz, Rice Powell, William Valle and Kent Wanzek are denominated in U.S. dollars. The amounts were therefore subject to currency fluctuations. In general, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.
(2)	The payment of the entitlement to the pension payment set out herein was reduced, as agreed, in the full amount by the amount that William Valle was entitled to receive as compensation for the post-contractual non-competition clause agreed with him in 2023 for the fiscal year.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied and as to under what conditions compensation is regarded to have been awarded in the fiscal year, see the respective aforementioned statements regarding the compensation for the Management Board members in office in the fiscal year.

Remuneration of the members of the Supervisory Board

The Supervisory Board advises and monitors the Management Board and is involved in the strategy and planning and in all matters of fundamental importance to Fresenius Medical Care. In view of these tasks, which carry a high degree of responsibility, the members of the Supervisory Board are intended to receive appropriate remuneration, which also takes sufficient account of the time required to hold the Supervisory Board office. In addition, Supervisory Board remuneration that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the Supervisory Board in the future. Appropriate remuneration of the Supervisory Board members thus contributes to the promotion of the business strategy and the long-term development of the Company.

The remuneration for the members of the Supervisory Board is granted based on the Company’s Articles of Association, which is resolved by the Company’s general meeting of shareholders. [ESRS 2, 29e] According to Article 14 of the Articles of Association, the members of the Supervisory Board receive fixed remuneration and, if they serve on committees of the Supervisory Board, in general remuneration for these committee activities.

The fixed remuneration for service on the Supervisory Board or committees of the Supervisory Board is payable in four equal installments at the end of a calendar quarter. The members of the Supervisory Board in accordance with suggestion A.18, first sentence, of the GCGC do not receive variable remuneration; the remuneration awarded and due to them exclusively comprises fixed remuneration components. No sustainability targets are therefore taken into account in the remuneration of the members of the Supervisory Board. [ESRS 2, 29d]

If a fiscal year is not a complete calendar year, the remuneration relating to a full fiscal year is paid on a pro rata temporis basis. This in general applies accordingly if members of the Supervisory Board hold their office in the Supervisory Board or in a committee of the Supervisory Board or hold the office as Chairperson or Deputy Chairperson only during a part of a fiscal year.

The members of the Supervisory Board are reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them. The Company has taken out Directors & Officers insurance for the members of the Supervisory Board.

Changes to the remuneration in previous year

The Company’s 2024 AGM resolved with a majority of 99.49% of the votes cast to amend the corresponding provisions of the Articles of Association with effect from July 1, 2024. The remuneration of the members of the Supervisory Board was increased moderately overall to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain Supervisory Board committees as well as the corresponding increase in time expenditure. At the same time, it should be ensured that the Company remains competitive in attracting highly qualified Supervisory Board candidates. The currency of the remuneration was changed from U.S. dollars to euros.

Since July 1, 2024, remuneration for work on the Supervisory Board and its committees has been as follows:

The fixed remuneration for each Supervisory Board member amounts to €170 K per year. The Chairperson receives double this amount (i.e., €340 K) and the Deputy Chairperson receives one and a half times this amount (i.e., €255 K).

The members of the Audit Committee and the Presiding Committee receive €55 K per year for their work in each of these committees. The Chairperson of each of these committees receives double this amount (i.e., €110 K).

The members of the Compensation Committee and the Nomination Committee as well as any other committee receive €40 K per year for their work in each of these committees. The Chairperson of each of these committees receives double this amount (i.e., €80 K).

No additional remuneration is paid for serving as a member of the Mediation Committee or for serving as a Deputy Chairperson in the committees of the Supervisory Board.

Remuneration awarded and due in the fiscal year

The remuneration awarded or due in the fiscal year to the members of the Company’s Supervisory Board is shown in the following table. No remuneration was awarded or due to former Supervisory Board members in the fiscal year.

Remuneration of the members of the Supervisory Board in office in the fiscal year in € K

	Remuneration for
	supervisory board		Remuneration for
	activities		committee services		Total remuneration
	2025	2024 (1)	2025	2024 (1)	2025	2024 (1)

Michael Sen (2)	340	318	190	191	530	509
Stefanie Balling (3)	255	215	110	105	365	320
Ralf Erkens (4)	170	150	55	39	225	189
Beate Haßdenteufel (5)	170	150	—	11	170	161
Sara Hennicken (6)	170	174	40	38	210	212
Regina Karsch (7)	170	150	40	31	210	181
Shervin J. Korangy (8)	170	159	80	86	250	245
Dr. Marcus Kuhnert (9)	170	159	165	138	335	297
Frank Michael Prescher (10)	170	150	55	39	225	189
Gregory Sorensen, MD (11)	170	159	55	54	225	213
Dr. Manuela Stauss-Grabo (12)	170	150	40	37	210	187
Pascale Witz (13)	170	172	120	127	290	299
Total	2,295	2,106	950	896	3,245	3,002
(1)	The currency of the remuneration was changed from U.S. dollars to euros effective July 1, 2024. The translation of U.S. dollar amounts for the period from January 1, 2024, to June 30, 2024, was made using the average exchange rate for the first half of 2024.
(2)	Member and Chair of the Supervisory Board as well as of the Presiding Committee and the Nomination Committee.
(3)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, Deputy Chair of the Supervisory Board as well as member and Deputy Chair of the Audit Committee and the Presiding Committee.
(4)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member of the Presiding Committee.
(5)	Since January 26, 2024, member of the Supervisory Board.
(6)	Member of the Supervisory Board and of the Nomination Committee. Until March 14, 2024, Deputy Chair of the Supervisory Board.
(7)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member of the Compensation Committee.
(8)	Member of the Supervisory Board, member of the Compensation Committee as well as member and Deputy Chair of the Nomination Committee.
(9)	Member of the Supervisory Board, member and Chair of the Audit Committee as well as member of the Presiding Committee.
(10)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member of the Audit Committee.
(11)	Member of the Audit Committee.
(12)	Since January 26, 2024, member of the Supervisory Board. Since March 14, 2024, member and Deputy Chair of the Compensation Committee.
(13)	Member and Chair of the Compensation Committee as well as member of the Nomination Committee. Until March 14, 2024, also member and Deputy Chair of the Audit Committee.

Comparative presentation of the development of the compensation

The development of the compensation awarded or due to the current and former members of the Management Board and the Supervisory Board, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table. The disclosures are also made for the former members of the management board of the Company’s former general partner. The disclosures are only made for persons to whom compensation was awarded or due in the fiscal year.

Metrics for the performance of the Company

The Company’s earnings development pursuant to German commercial law is shown in the Company’s annual results for the year under German commercial law. For the comparative presentation of the Company’s performance, revenue and net income as well as operating income and return on invested capital (ROIC) are also used. These figures also serve as primary key performance indicators or secondary financial performance indicators of the group and as performance targets for the Management Board members’ variable compensation.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency, while the growth rates relating to the Management Board members’ LTI are determined at constant currency and the figures relating to the Management Board members’ STI are translated at the exchange rates that were applied for the determination of the target values.

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

Compensation of the Management Board

In accordance with the applicable plan terms, an award within the meaning of this Compensation Report from the LTI to the Management Board members is generally made only after expiry of the multi-year vesting period. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

The vesting periods for the various LTIs included in the following table are not identical. This means that more than one LTI tranche could be earned in certain years and is therefore deemed to have been awarded. This applies, for example, to the 2019 allocation under the Management Board Long-Term Incentive Plan 2019 (MB LTIP 2019) and the 2020 allocation under the MB LTIP 2020, which each vested in 2023.

The pension allowance introduced with effect from January 1, 2024, for individual Management Board members is compensation within the meaning of Section 162(1), second sentence, No. 1 AktG and is therefore – unlike the pension expense for pension commitments of other Management Board members – included in the amounts shown in the following table. The retroactive cancellation of the pension commitments for Helen Giza and Franklin W. Maddux, MD, with compensation for the payments made in this respect, means that the amount reported as pension allowance for Helen Giza and Franklin W. Maddux, MD, for the fiscal year 2025 in addition to the amounts for the fiscal year 2025 also includes the amounts that relate to the period of time from the appointment as Management Board member until the cancellation of the pension commitments took effect. This also results in a higher CEO pay ratio for the fiscal year 2025 compared to previous years, although from an economic perspective this is not based on a corresponding increase in compensation costs for the Company.

Compensation of the Supervisory Board

The compensation for the members of the Supervisory Board and its committees was changed with effect as of July 1, 2024, and increased moderately overall to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain Supervisory Board committees as well as the corresponding increase in time expenditure.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on an FTE basis at the Company and its group companies worldwide in the respective year.

Table on the development of the compensation

The comparative presentation of the development of the compensation over the past five years is shown in the following table:

Comparative presentation of the development of the compensation
	2025	Change	2024	Change	2023	Change	2022	Change	2021
	in € K	in %	in € K	in %	in € K	in %	in € K	in %	in € K

Revenue	19,627,602	2	19,335,909	(1)	19,453,617	0	19,398,017	10	17,618,685
Operating income	1,827,036	31	1,392,395	2	1,369,438	(9)	1,511,755	(18)	1,852,290
Net income	978,367	82	537,913	8	498,997	(26)	673,405	(31)	969,308
ROIC	5.0%	43	3.5%	25	2.8%	(15)	3.3%	(33)	4.9%
Annual result according to the statutory financial statements of Fresenius Medical Care AG	1,371,795	42	966,458	21	798,197	n.a.	(1,141,219)	n.a.	1,737,017
Average employees’ compensation	60.7	(0)	60.8	17	51.9	(1)	52.3	15	45.4
CEO pay ratio (CEO in office at year-end to average employees)	106:1	n.a.	61:1	n.a.	83:1	n.a.	89:1	n.a.	119:1

Members of the Management Board in office in the fiscal year
Helen Giza	6,457	74	3,708	(14)	4,304	119	1,969	11	1,781
Craig Cordola, EdD	3,247	(13)	3,718	n.a.	—	n.a.	—	n.a.	—
Martin Fischer	2,180	(14)	2,524	185	887	n.a.	—	n.a.	—
Dr. Jörg Häring	1,649	20	1,378	n.a.	—	n.a.	—	n.a.	—
Franklin W. Maddux, MD	4,165	77	2,359	(13)	2,708	61	1,683	(15)	1,986
Dr. Katarzyna Mazur-Hofsäß	1,835	(31)	2,666	(17)	3,210	69	1,903	2	1,872
Former members of the Management Board
Michael Brosnan	382	2	374	(38)	601	57	382	(41)	651
Roberto Fusté	337	15	293	—	293	—	293	7	274
Ronald Kuerbitz	130	1,082	11	n.a.	—	n.a.	—	n.a.	—
Rice Powell	837	(10)	930	(64)	2,574	(45)	4,658	(14)	5,424
William Valle	167	(8)	182	(97)	6,387	85	3,457	(7)	3,709
Kent Wanzek	278	(27)	382	(66)	1,137	54	740	(71)	2,554
Members of the Supervisory Board in office in the fiscal year
Michael Sen	530	4	509	15	444	289	114	n.a.	—
Stefanie Balling	365	14	320	n.a.	—	n.a.	—	n.a.	—
Ralf Erkens	225	19	189	n.a.	—	n.a.	—	n.a.	—
Beate Haßdenteufel	170	6	161	n.a.	—	n.a.	—	n.a.	—
Sara Hennicken	210	(1)	212	34	158	216	50	n.a.	—
Regina Karsch	210	16	181	n.a.	—	n.a.	—	n.a.	—
Shervin J. Korangy	250	2	245	1,125	20	n.a.	—	n.a.	—
Dr. Marcus Kuhnert	335	13	297	1,314	21	n.a.	—	n.a.	—
Frank Michael Prescher	225	19	189	n.a.	—	n.a.	—	n.a.	—
Gregory Sorensen, MD	225	6	213	41	151	(1)	152	77	86
Dr. Manuela Stauss-Grabo	210	12	187	n.a.	—	n.a.	—	n.a.	—
Pascale Witz	290	(3)	299	30	230	10	209	12	187

Compensation outlook for 2026

The Supervisory Board has again set the two equally weighted sub-targets “Patient Satisfaction” and “Employee Satisfaction” as the sustainability target for the STI for 2026 and the reduction in market-based CO2e emissions as the sustainability target for the LTI allocation for 2026. The other performance targets for the STI for 2026 and for the allocation of the LTI for 2026 as well as the weightings for the individual performance targets also correspond to those of the fiscal year. Information on the target values and the respective performance target achievement will be disclosed after the end of the performance period in the Compensation Report for the relevant fiscal year.

C.   Board practices

For information relating to the terms of office of the Management Board and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, senior management and employees — Directors and senior management,” above.

The Supervisory Board has formed an Audit Committee consisting of Dr. Marcus Kuhnert (Chair), Ms. Stefanie Balling (Deputy Chair), Mr. Gregory Sorensen, MD, and Mr. Frank Michael Prescher. Dr. Kuhnert and Mr. Sorensen are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. For details on the exemption from the independence requirements of those rules relied upon with respect to Ms. Balling and Mr. Prescher, who are employee representatives, see Item 16D, “Exemptions from the listing standards for audit committees.” The primary function of the Audit Committee is to assist FME AG’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

●	overseeing FME AG’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control system;
●	overseeing the auditing of FME AG’s financial statements;
●	overseeing FME AG’s sustainability related objectives and the auditing or assurance of the Company’s sustainability reporting required by law;
●	overseeing the independence and performance of FME AG’s outside auditors;
●	overseeing the effectiveness of our risk management system;
●	overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies;
●	overseeing our relationship with Fresenius SE and its affiliates as well as overseeing related party transactions generally;
●	reporting by FME AG’s outside auditors directly to the Audit Committee; and
●	performing such other functions and exercising such other responsibilities as are required to be performed or exercised by audit committees by applicable law or as may be delegated to the Audit Committee by the Supervisory Board.

The Supervisory Board has formed a Presiding Committee consisting of Mr. Michael Sen (Chair), Ms. Stefanie Balling (Deputy Chair), Dr. Marcus Kuhnert, and Mr. Ralf Erkens. The Presiding Committee is responsible in particular for administrative matters relating to the Supervisory Board and for various Management Board matters including recommendations to the Supervisory Board on the appointment or dismissal of Management Board members and on the allocation of responsibilities among the Management Board members. The Presiding Committee further reviews and assesses the Company’s corporate governance.

The Supervisory Board has formed a Compensation Committee consisting of Ms. Pascale Witz (Chair), Dr. Manuela Stauss-Grabo (Deputy Chair), Mr. Shervin J. Korangy, and Ms. Regina Karsch. The Compensation Committee is responsible for preparing the decisions of the Supervisory Board regarding the compensation of the members of the Management Board. This includes the preparation of the determination of the compensation system and of the short-term and long-term incentive plans for the Management Board as well as the definition of the targets for variable compensation components and the definition of target values as well as of the determination of the target achievement. The Compensation Committee also prepares the regular review by the Supervisory Board of the appropriateness of the compensation system and of the total compensation of the individual Management Board members. The Compensation Committee also reviews the annual compensation report.

The Nomination Committee of the Supervisory Board of the Company consists of Mr. Michael Sen (Chair), Mr. Shervin J. Korangy (Deputy Chair), Ms. Sara Hennicken, and Ms. Pascale Witz. The Nomination Committee recommends suitable candidates to the Supervisory Board for its proposals to the General Meeting for the election of Supervisory Board members or, if required, for judicial appointment of shareholder representatives on the Supervisory Board. The Nomination Committee also, in certain cases, makes recommendations to the Supervisory Board on members of the shareholder representatives to be elected to the committees of the Supervisory Board.

The Supervisory Board has formed a Mediation Committee (Vermittlungsausschuss) consisting of Mr. Michael Sen (Chair), Ms. Stefanie Balling (Deputy Chair), Ms. Beate Haßdenteufel, and Mr. Gregory Sorensen, MD. The Mediation Committee, in accordance with the German Co-Determination Act, convenes to resolve any disputes among the members of the Supervisory Board that may arise in connection with the appointment or dismissal of members of the Management Board.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting solely of independent directors. See Item 16G, “Corporate governance.”

D.	Employees

At December 31, 2025, we had 109,698 employees (total headcount) as compared to 111,513 at December 31, 2024 and 119,845 at December 31, 2023. For further information on the movement in employees, see Item 5, “Operating and financial review and prospects — III. Results of operations, financial position and net assets,” above. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	December 31,	December 31,	December 31,
	2025	2024	2023
Total Company	109,698	111,513	119,845

U.S.	58,973	60,516	60,868
Care Delivery	54,297	54,753	54,360
Value-Based Care	654	684	687
Care Enablement	3,999	5,024	5,805
Corporate	23	55	16

Germany	7,855	7,658	7,581
Care Delivery	2,432	2,545	2,394
Care Enablement	5,362	5,025	5,125
Corporate	61	88	62

Rest of the world	42,870	43,339	51,396
Care Delivery	23,105	25,161	33,556
Care Enablement	19,764	18,168	17,839
Corporate	1	10	1

During 2025 and the prior two fiscal years, we have not suffered any protracted labor-related work disruptions. Collective bargaining agreements apply to different groups of employees within the Company, depending on local laws and practices.

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

Starting in late 2022, we experienced union organizing activity in the state of California (U.S.) and we expect this union campaign to continue in 2026.

E.	Share ownership

As of December 31, 2025, no member of our Supervisory Board or our Management Board beneficially owned 1% or more of our shares, according to the most recent information available. See Item 6.B, “Directors, senior management and employees — Compensation” for information regarding share-based compensation, including the grants of cash-settled virtual performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, share-based plans are discussed in detail in note 23 of the notes to our consolidated financial statements included in this report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

During 2025, we did not have an accounting restatement that required recovery of erroneously awarded incentive-based compensation pursuant to our incentive-based compensation recovery policy. As of December 31, 2025, there were no outstanding balances of erroneously awarded incentive-based compensation to be recovered from the application of the policy to a prior restatement. Our Incentive-based Compensation Recover Policy is included as Exhibit 97 to this Report.

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

Commencing March 18, 2026, our directors and officers will be required to report their ownership of our equity securities and their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934 but, because we are a foreign private issuer, they are not required to do so before that date. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or MAR), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or BaFin), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €50,000. Persons discharging managerial responsibilities include, inter alia, the members of management as well as supervisory boards.

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

We have been informed that as of February 13, 2026, Fresenius SE owned 76,814,594, or 26.2%, of our issued shares. Subject to any applicable statutory limitations and the provisions of our Articles of Association granting Fresenius SE the right to designate up to two members of our Supervisory Board, all of our outstanding shares have the same voting rights.

On March 7, 2025, Else Kröner-Fresenius-Stiftung, Bad Homburg v.d.Höhe, Germany, with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 28.55% of the voting rights of the Company were held as of March 4, 2025.

On January 21, 2026, BlackRock, Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 4.74% of the voting rights of the Company and pursuant to Section 38 of the WpHG that instruments relating to 0.34% of the voting rights of the Company were held as of January 16, 2026.

On August 22, 2025, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.99% of the voting rights of the Company were held as of August 19, 2025.

On July 9, 2025, Dodge & Cox International, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 4.98% of the voting rights of the Company were held as of July 3, 2025. According to an amended Schedule 13G filed with the SEC on February 13, 2024, Dodge & Cox, an investment adviser registered under the U.S. Investment Advisers Act of 1940, is the beneficial owner of 7.4% of the Company’s shares. The Schedule 13G states that Dodge & Cox has sole voting power and sole dispositive power over such shares, and that clients of Dodge & Cox, including investment companies registered under the U.S. Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

On April 16, 2025, Harris Associates L.P., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.98% of the voting rights of the Company were held as of April 14, 2025.

On February 28, 2025, Dodge & Cox International Stock Fund, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 5.00% of the voting rights of the Company were held as of February 24, 2025.

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

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2025, 38,572,325 American Depositary Shares (ADS) were held of record by 2,007 U.S. holders. Two ADSs represent one share. Exhibit 2.1, “Description of Securities,” provides additional information regarding our ADRs and ADSs.

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

In connection with the formation of FME AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FME AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FME AG and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 6 of the notes to the consolidated financial statements included in this report. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the SEC. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

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

Trademarks

Fresenius SE owns the name “Fresenius” and several marks containing “Fresenius” (Fresenius Marks) also after our Conversion and related deconsolidation from Fresenius SE. Fresenius SE and Fresenius Medical Care Deutschland GmbH (D-GmbH) entered into the original Trademark License Agreement dated September 27, 1996 (Original Trademark License Agreement), which remains in force after our Conversion and related deconsolidation from Fresenius SE. The parties agreed to some amendments/clarifications set out in the Long Form of Amendment to the Original Trademark License Agreement dated December 23, 2025 (as amended, Trademark License Agreement).

Fresenius SE has granted D-GmbH for our benefit and that of our affiliates, a worldwide, royalty-free, perpetual license to use the Licensed Marks (including the Fresenius Marks) and/or the “Fresenius” name in our company names and as a trademark for products and services with an intended use or for medical indications in the field of extra-corporeal blood treatment and peritoneal dialysis. In the field of renal care, the license is generally exclusive. For renal pharmaceuticals exclusivity only applies to pharmaceuticals falling into specific categories. This amended scope of the license shall only be governed by the Trademark License Agreement and reflects the current scope of business of Fresenius SE and the Company.

We and our affiliates have the right to use the Licensed Marks, including the Fresenius Marks and/or the “Fresenius” name outside the field of extra-corporeal blood treatment and peritoneal dialysis only with the consent of Fresenius SE. Regardless of whether or not exclusivity applies, Fresenius SE or its affiliates shall not use or license third parties to use the designations “Fresenius Medical Care”, “a Fresenius Medical Care company”, or one of the terms “renal”, “kidney”, “nephro,” or “dialysis” (incl. corresponding translations) as addition to the Fresenius Mark or the “Fresenius” name or any confusingly similar designations.

The “Fresenius” Name and Fresenius Marks (details to be defined in Branding Guidelines jointly developed by Fresenius SE and the Company) may only be used by us in combination with Medical Care, any of the terms Kidney, Renal, Dialysis, Nephro, or the addition “a Fresenius Medical Care company”. In the Trademark License Agreement customary termination rights for Fresenius SE in case of a material breach, in the event of a change of control and in the event we decide to change our legal company name were introduced. Furthermore, reporting obligations were introduced regarding any harmful use of the Licensed Marks and/or the “Fresenius” name.

Services agreements and products

For information on our services agreements and products, see note 6 of the notes to the consolidated financial statements included in this report.

Financing

For information on our related party financing arrangements, see note 6 and note 16 of the notes to the consolidated financial statements included in this report.

Key management personnel

For information on transactions involving our key management personnel, see Item 6.B, “Directors, senior management and employees – Compensation” and notes 6, 23, and 31 of the notes to the consolidated financial statements included in this report.

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

8.A.8.Dividend policy

We generally pay annual dividends on our shares in amounts that we determine on the basis of FME AG’s prior year’s balance sheet profit (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our dividend policy foresees a stable and predictable dividend development, resulting in a 30% to 40% payout ratio, based on net income attributable to shareholders of FME AG excluding special items, to return excess capital to shareholders. For a description of special items, see Item 5, “Operating and financial review and prospects — I. Performance management system,” above.

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

	2025	2024	2023
Per share amount	€1.44	€1.19	€1.12

For the proposed dividend for 2025 payable in 2026, see Item 5. IV. “Operation and financial review and prospects – Financial position – Net cash provided by (used in) financing activities.”

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

A.4. and C. Information regarding the trading markets for of our stock

Trading markets

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). wherein our shares are listed and traded under the symbol FME.

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

Trading on the New York Stock Exchange

ADSs representing our shares are listed on the NYSE and traded under the symbol FMS. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio of our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the Depositary). For information regarding the terms of ADSs representing shares of FME AG, see Exhibit 2.1.

Item 10.Additional information

A.	Share Capital

General information regarding our share capital

As of February 13, 2026, our share capital consists of 293,413,449 outstanding bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in. For additional information see Exhibit 2.1, “Description of Securities” and note 20 of the notes to the consolidated financial statements included in this report.

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

The Articles of Association provide that a general meeting is to be called at least thirty days prior to the day of the general meeting (excluding the call date and the meeting date), unless a shorter period is permitted by law. This notice period shall be extended by the days of the period for registration, i.e. the six days prior to the general meeting, unless a shorter period is provided in the meeting invitation, excluding the meeting date and the date that registration is received. Under the Articles of Association, the general meeting shall be held at the place where the Company’s registered office is located, in a German city where a stock exchange is situated or at the place where the registered office of a domestic affiliated company is located. Only shareholders who have registered and provided evidence of their entitlement to exercise shareholder rights are entitled to attend and vote at the general meeting. As evidence of entitlement, evidence of the shareholding by the ultimate intermediary is required. Such evidence must relate to the close of business on the 22nd day prior to the general meeting. At our 2025 AGM, our shareholders approved amendments to our Articles of Association to authorize our Management Board, with the approval of our Supervisory Board, for a period of two years to convene general meetings as virtual meetings.

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

C.   Material contracts

For information regarding certain of our material contracts, see “Item 7.B. Major shareholders and related party transactions — Related party transactions” and note 6 of the notes to the consolidated financial statements included in this report. For a description of our share-based compensation plans, see Item 6.B. “Directors, senior management and employees — Compensation” and note 23 of the notes to the consolidated financial statements included in this report. For a description of our Syndicated Credit Facility and our agreements relating to our long-term and short-term indebtedness, see note 16 and note 17 of the notes to the consolidated financial statements included in this report.

D.   Exchange controls

Exchange controls and other limitations affecting security holders.

Germany, in principle, does not restrict the export or import of capital. However, there are restrictions on transactions based on sanctions, international embargoes or terror prevention resolutions. These concern, for example, North Korea, Russia, Crimea/Sevastopol, non-government controlled areas of Ukraine in the oblasts of Donetsk, Kherson, Luhansk and Zaporizhzhia and Syria. Restrictions of this nature are adopted at the EU level and, where required, enforced by German national authorities. Furthermore, the Federal Ministry for Economic Affairs and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the voting rights in any German company by a person or company with residency outside of the EU and the European Free Trade Area if such acquisition is likely to impair public security or order. This threshold is 20% for investments in companies active in specific sectors deemed particularly important (e.g. development of personal protective equipment, vaccines, medicinal products, in-vitro diagnostics), and 10% for investments in further defined companies (e.g. operators of critical infrastructure, providers of software for critical infrastructure) or companies active in other sectors deemed essential (e.g. media, certain IT security functions). The 10% threshold also applies to the so-called sector-specific review (including acquisitions by non-German persons and companies) concerning, in particular, German defense companies. The relevant provisions also apply to other means of acquisition, e.g. asset deals, and mergers. Further, for statistical purposes, resident individuals or corporations residing in Germany must report payments of more than €50,000 (or the corresponding amount in other currencies) received from/for account of or made to/for account of an individual or a corporation resident outside of Germany to the German Federal Bank (Deutsche Bundesbank). Certain payments (for example, for the import, export or transfer of goods) are exempt. Specific reporting requirements apply if reports must be lodged for transit trade transactions relating, inter alia, to the designation of the good. In addition, residents (excluding natural persons, monetary financial institutions, investment stock corporations and capital management companies regarding the claims and liabilities of their investment funds) must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €6 M at the end of any month, and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, in principle, residents must report yearly the value (Stand) of the assets (Vermögen) (i) of non-resident companies in which either 10% or more of the shares or of the voting rights in a company are to be attributed to the resident, (ii) of non-resident companies if more than 50% of the shares or of the voting rights are to be attributed to one or more non-resident companies which are controlled by the resident, and (iii) of the resident’s non-resident branch offices and permanent establishments of a domestic company, and the assets which are ascribed to foreign branches and permanent establishments of a foreign company which fulfills the conditions mentioned under (ii). Likewise, equivalent to the conditions described with regard to assets of German residents abroad, residents must report yearly the value of the assets of foreigners in Germany.

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

Sales, exchange, or other dispositions of ADSs

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

Individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code) whose aggregate value exceeds certain thresholds during the tax year, including debt or ordinary shares of a non-U.S. corporation that are held for investment and are not held in an account maintained by a financial institution, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close before such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules.

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

We file periodic reports and furnish other information with the SEC. You may obtain copies of these reports without charge from the Internet site maintained by the SEC, which contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The SEC’s website is www.sec.gov. The reports and other documents that we filed in our legal form of a partnership limited by shares before the Conversion will continue to be available on the SEC’s website on the same page as the reports and other documents that we file in our corporate form as Fresenius Medical Care AG. You can also obtain copies of these reports on the “Investors” page under “Publications” on our own website, www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered part of this report, except as expressly set forth herein.

The NYSE currently lists American Depositary Shares representing our shares. As a result, we are subject to the periodic reporting requirements of the Exchange Act and we file reports with, and furnish other information to, the SEC. We are not subject to the SEC proxy rules but, in accordance with the rules of NYSE, we provide for voting by proxy at our general meetings. These reports, proxy statements, and other information and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the SEC and the electronic sources listed in the preceding paragraph.

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

We will also furnish the ADR depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports, and communications, together with the governing instruments affecting our shares and any amendments thereto. Such documents are also available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary. For additional information regarding the dissemination of such notices, reports and communications, see the information under the heading “D. American Depositary Shares — Description of American depositary receipts — Voting rights” in Exhibit 2.1.

Documents referred to in this report which relate to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kröner-Strasse 1, 61352 Bad Homburg v. d. Höhe, Germany.

Item 11.Quantitative and qualitative disclosures about market risk

Market risk

Our businesses operate in highly competitive markets and are subject to changes in business, economic, and competitive conditions. Our business is subject to:

●	changes in reimbursement rates;
●	intense competition;
●	inflation;
●	foreign exchange rate and interest rate fluctuations;
●	varying degrees of acceptance of new product introductions;
●	technological developments in our industry;
●	uncertainties in litigation or investigative proceedings and regulatory developments in the healthcare sector; and
●	the availability of financing.

The information required by this Item is contained in note 26 of the notes to the consolidated financial statements included in this report and is incorporated by this reference in response to this Item. We also enter into non-speculative derivative contracts to hedge these risks which are also discussed in detail in note 26 of the notes to the consolidated financial statements included in this report. Additional information related to interest rates is discussed in note 17 of the notes to the consolidated financial statements included in this report.

Additional factors and further information

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, “Key information – Risk factors.” Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement rates

Approximately 16% of our worldwide revenue for 2025 was for services rendered to patients covered by Medicare’s ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements, or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company’s revenues, profitability, and financial condition. See Item 4.B, “Information on the Company – Business overview – Regulatory and legal matters – Reimbursement” and “– Health care reform” and Item 5, “Operating and financial review and prospects – II. Financial Condition and Results of Operations – Significant U.S. Reimbursement Developments.”

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

Inflation

A major portion of our revenues from healthcare are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition, and results of operations.

Recent changes in global trade policy, including new tariffs on most products imported into the U.S. and the possibility of additional trade restrictions, have created increased uncertainty and potential risk within the healthcare industry and to our business operations and financial performance. While we have implemented measures to mitigate these risks, we may see further increased costs for supplies depending on the nature and scope of these shifts on the affected goods and materials we use. In addition to tariffs, additional macroeconomic factors continue to present challenges as inflation remains elevated, which contributes to higher labor and production costs, as well as ongoing disruptions of global supply chains and new or potential export/import restrictions across key markets. Resulting cost increases have and could continue to adversely impact our financial condition and results of operations, especially if we are unable to absorb these costs through increased reimbursement (which is largely dependent on government action and contractual terms) and increased prices for our products or offset them through supply chain adjustments, product redesign (which could require regulatory approvals), or other operational efficiencies. We are closely monitoring these developments and identifying additional strategies to mitigate potential financial and operational impacts and have experienced a limited impact in 2025. However, given the continuously changing nature of these challenges and their broader economic implications, we cannot accurately predict the full extent of their impact on our business in the medium to long-term.

For further information regarding the effects of inflation on our results of operations, see Item 5, “Operating and financial review and prospects – III. Results of operations, financial position and net assets.”

Item 12.Description of securities other than equity securities

D.   American depositary shares

Items 12A, 12B, and 12C are not applicable to the Company. The information required by Items 12.D.1 and 12.D.2 is incorporated herein by reference to Exhibit 2.1 to this report. The description of our American Depositary Shares contained in Exhibit 2.1 is qualified in its entirety by reference to the complete text of the Amended and Restated Deposit Agreement referred to below, which is available on the SEC website, www.sec.gov.

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

Under the fee agreement for the ADS program between us and The Bank of New York Mellon, the depositary has agreed to waive and/or pay its standard out-of-pocket facility administrative and maintenance expenses and registered ADR holder services expenses, as defined by the agreement. Moreover, the depositary has agreed to pay us 100% of the net cash dividend fee collected by the depositary during each contract year. Net cash dividend fees are defined as gross cash dividend fees collected by the depositary less any expenses incurred by the depositary relating to the collection of such fees. For 2025, we received € 1.0 M in aggregate payments from the depositary for such fees and expenses.

Part II

Item 13.    Defaults, dividend arrearages, and delinquencies

None.

Item 14.    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15A.    Disclosure controls and procedures

The Company’s management, including the members of the Management Board performing the functions of Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. Based on such evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, the Company’s disclosure controls and procedures were effective.

Item 15B.    Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the members of the Management Board performing the functions of Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS Accounting Standards as issued by the IASB. Internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that the Company’s transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by COSO as of December 31, 2025. Based on such assessment, management has concluded that the Company’s internal control over financial reporting as of December 31, 2025 was effective.

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

Item 15C.    Attestation report of the independent registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-2.

Item 15D.    Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit committee financial expert

Our Supervisory Board has determined that each of Dr. Marcus Kuhnert and Mr. Gregory Sorensen, MD qualifies as an audit committee financial expert and is “independent” as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of ethics

On October 14, 2020, we adopted a revised Code of Ethics and Business Conduct. As adopted, the revised Code applies to members of the Management Board, including its Chair and the member responsible for Finance & Controlling, other senior officers, and all Company employees.

A copy of our Code of Ethics and Business Conduct is available on our website under “About Us – Compliance” at: www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

Item 16C.    Principal accountant fees and services

At the AGM held on May 21, 2025, our shareholders approved the appointment of PwC to serve as our independent auditors for the 2025 fiscal year, for the potential review of interim financial information for fiscal year 2025 prepared after the AGM in 2025 and as auditor for the potential review of interim financial information for fiscal year 2026 prepared prior to the AGM in 2026. At the AGM held on May 16, 2024 our shareholders approved the appointment of PwC to serve as our independent auditors for the 2024 fiscal year, for the potential review of interim financial information for fiscal year 2024 prepared after the AGM in 2024 and as auditor for the potential review of interim financial information for fiscal year 2025 prepared prior to the AGM in 2025.

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

The Chief Financial Officer reviews or is informed of all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request according to thresholds defined in the policy. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chair of the Audit Committee or to the full committee for approval on a case-by-case basis. In addition, the Audit Committee is informed about all approvals on a quarterly basis. Neither the chair of our Audit Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors’ independence.

Item 16D.    Exemptions from the listing standards for audit committees

SEC Rule 10A-3 under the Exchange Act requires that all members of the Audit Committee of our Supervisory Board be independent, as defined by that rule, subject to certain exceptions. Our Audit Committee consists of both board members elected by our shareholders and board members elected by our employees. Under Rule 10A-3, a company employee is ordinarily not considered independent. However, Rule 10A-3 provides an exception for an employee of a foreign private issuer who is not an executive officer of that issuer and who is elected to the supervisory board or audit committee of that issuer, inter alia, pursuant to the issuer’s governing law. In such a case, the employee is exempt from the independence requirements of Rule 10A-3 and is permitted to serve on the audit committee.

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

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

By resolution of the Company’s AGM on May 20, 2021, amended by the Company’s EGM on July 14, 2023 in its wording with respect to the Company’s change of legal form, the Management Board is authorized until May 19, 2026 to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution. On the basis of this authorization, we launched our €1 BN share buyback program (excluding ancillary transaction costs) in two tranches to be completed within two years by August 10, 2027. Under the first tranche, shares were to be acquired up to a maximum of €600 M including any true-ups over a period ending latest April 30, 2026. The first tranche was initiated on August 11, 2025 and completed ahead of schedule on December 29, 2025, under which 14,124,564 shares were repurchased for €586 M (including true-ups). On January 9, 2026, we announced that we would accelerate our share buyback program and start the repurchase of the second tranche. Under the second tranche, we plan to repurchase a total amount of around €414 M from January 12 to May 8, 2026. The share buyback program is expected to be completed significantly earlier than originally planned, in less than a year. As of December 31, 2025, we hold 14,124,564 treasury shares. These shares will be used predominantly to reduce the registered share capital of the Company by cancellation of the acquired shares and, to a significantly lesser extent, may be used for allocations under incentive-based compensation plans.

See note 20 of the notes to the consolidated financial statements included in this report for information on the authorization of our Management Board to purchase treasury shares, as well as information on purchases made pursuant to our share buyback program during the fiscal year, which is provided in substantially the columnar format required by Item 16E. We did not purchase any shares outside of our share buyback program.

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

Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. Under German law, our compensation system must be submitted for approval to the general meeting of shareholders if relevant amendments to the system are made and every four years, at a minimum. Each of the Compensation System 2020+ and the Compensation System 2024+ for our Management Board was submitted to, and was approved by, our AGM on August 27, 2020, and May 16, 2024, respectively. The compensation system is also reviewed by an independent external compensation expert if relevant amendments to the system are made. Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a “Compensation Discussion and Analysis,” as well as disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. Item 6.B of Form 20-F generally requires foreign private issuers to disclose executive compensation on an individual basis for all officers unless the issuer does not disclose individual compensation pursuant to home country law or otherwise. We disclose the compensation paid to members of the Management Board and the Supervisory Board on an individual basis in the Compensation Report that we prepare and disclose under German law. A convenience translation of our Compensation Report for 2025, which discloses the compensation received by these board members and describes our compensation system and the performance targets included in the system, is included in this Form 20-F. See Item 6.B, “Directors, senior management and employees — Compensation.” We submit the Compensation Report to our shareholders for approval at our AGM.

In October 2022, the SEC issued its final compensation “clawback” (recovery) rule. That rule directs U.S. stock exchanges to establish listing standards requiring their listed issuers to adopt, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation paid on the basis of financial information that is subsequently restated. In addition, if a company prepares such an accounting restatement, it will be required to disclose information regarding the enforcement of its recovery policy, including whether the company has foregone any such recovery under the limited conditions permitted by the rule and whether any executive officer owes any amounts of recoverable compensation to the company. See Item 6.F, “Directors, senior management and employees — Disclosure of a registrant’s action to recover erroneously awarded compensation.” The clawback rule and related disclosure requirements apply to both U.S. domestic and foreign private issuers and impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Our incentive-based compensation recovery policy is available at www.sec.gov. Under the terms and conditions of our long-term incentive plans and the service agreements concluded with the members of the Management Board, the Company is entitled to reclaim certain previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. The SEC’s clawback rule does not affect our rights to seek recovery under these compensation plans and service agreements, but any such recovery could not be applied to offset amounts due under our incentive-based compensation recovery policy unless such violation or undutiful conduct were directly related to an accounting restatement.

In addition to the comparative governance disclosure requirements of this Item 16.G, as a German company, we disclose certain governance matters in a Declaration on Corporate Governance (Erklärung zur Unternehmensführung) that we prepare and make available pursuant to German law as well as certain other governance-related information that we prepare and make available pursuant to German and EU law, as described in the Introduction to this Form 20-F. Our Declaration on Corporate Governance, in addition to the information in Item 6.A, “Directors, senior management and employees — Directors and senior management” and Item 6.C “Directors, senior management and employees — Board practices,” each above, in particular includes information on the composition and practices of the Management Board, our Supervisory Board and the committees of our Supervisory Board. Our Declaration on Corporate Governance for 2024 is posted on our website at www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-on-corporate-governance. We will post our 2025 Declaration on Corporate Governance on our website when it becomes available following the filing of this report on Form 20-F.

In contrast, SEC rules require certain sustainability-related information in reports filed with the SEC. See Item 16K, “Cybersecurity.” In March 2024 the SEC adopted disclosure requirements regarding climate-related matters in SEC reports and registration statements filed with the SEC, including information about a company’s climate-related risks, disclosure of a company’s GHG emissions, and inclusion of certain climate-related financial metrics in a company’s audited financial statements. Similar to the cybersecurity rules, the SEC’s climate disclosure rules apply to both U.S. domestic and foreign private issuers. The SEC has stayed the effectiveness of these rules which are subject to litigation contesting their validity in the Eighth Circuit Court of Appeals, which has stayed the litigation and ordered the SEC to decide whether to defend the challenged rules or reconsider the rules by statutory notice-and-comment rulemaking.

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

Managers’ transactions

According to Article 19(1) of the MAR, persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obligated to notify the issuer and the competent authority, i.e. for the Company as issuer, BaFin, of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instrument linked thereto no later than three business days after the date of the transaction, once the volume of all transactions conducted within a calendar year exceeds a total amount of € 50,000. Persons discharging managerial responsibilities include, inter alia, the members of management boards and supervisory boards. We make public the information received through these notifications and publish them on our website in accordance with the MAR. We must make public the information contained in a notification received from a person discharging managerial responsibilities within two business days of receipt of such a notification. Pursuant to Article 19(11) of the MAR, a person discharging managerial responsibilities within an issuer must not either conduct any transactions on its own account or for the account of a third party, directly or indirectly, relating to, inter alia, the shares or debt instruments of the issuer during a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which the issuer is obliged to make public.

Holders of more than 5% of our voting securities are, however, required to comply with the reporting requirements of Section 13(d) of the Exchange Act. See Item 7A, “Major shareholders and related party transactions – Major shareholders. The reporting requirements of Section 16 of the Exchange Act do not apply to holders of more than 10% of the equity securities of a foreign private issuer, but commencing March 18, 2026, the members of our Management Board and our Supervisory Board will become subject to such requirements with respect to their ownership of and transactions in our shares. Transactions in our shares are not subject to “short-swing” profit recovery by us or our shareholders. As a foreign private issuer, we are also exempt from the SEC proxy rules. Therefore, we are also not subject to rules adopted by the SEC that require U.S. domestic public companies to disclose in their proxy statements their practices or policies regarding the ability of their directors, officers or employees (or their respective designees) to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to them as compensation or directly or indirectly held by them. However, our Insider Policy provides that persons subject to the policy are discouraged from engaging in such transactions.

We are subject to SEC rules requiring disclosure in annual reports whether or not (and if not, why not) a company has adopted insider trading policies and procedures and requiring a company that has adopted such policies and procedures to disclose such policies and to file its policies as an exhibit to its annual report. Our Insider Policy is available on the SEC’s website, www.sec.gov and on our website, www.freseniusmedicalcare.com.

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

Since the Company’s change of legal form to that of an AG took effect and the German Co-Determination Act (Mitbestimmungsgesetz) became applicable to the Company, at least 30% of the members of the Supervisory Board must be women and at least 30% must be men in accordance with Section 7 paragraph 3 sentence 1 MitbestG, Section 96 paragraph 2 AktG. For a twelve-member supervisory board, this corresponds to at least four women and at least four men. This requirement was met during 2025.

Gender requirements for the composition of the Management Board are also applicable to the Company’s Management Board. According to Section 76 paragraph 3a AktG, if the Management Board of the Company consists of more than three persons, it must include at least one woman and at least one man. This requirement was met at all times during 2025 and continues to be met as of the date of this report.

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

In contrast to U.S. practice, with two exceptions, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. As a company subject to the MitbestG, we are required to establish a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. In addition, the AktG provides that the supervisory board of public interest entities within the meaning of the German Commercial Law must establish an audit committee that supervises the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit function as well as the annual auditing, in particular the selection and the independence of the external auditor, the quality of the audit, and the additional services rendered by the external auditor. Most of these functions are also the responsibility of the audit committee under the NYSE and SEC audit committee rules. Our Audit Committee within the Supervisory Board, which functions in each of these areas, also serves as our audit committee required by SEC Rule 10A-3 and the NYSE rules. The Rules of Procedure of our Audit Committee, and the SEC and NYSE rules all require that the Audit Committee consist solely of “independent” directors, except that committee members may serve in reliance on an applicable exemption from such independence requirements. Under the Audit Committee Rules of Procedure and the German Corporate Governance Code, an Audit Committee member is independent if such member has no significant business, professional or personal relationship with the Company or its affiliates and satisfies the SEC and NYSE independence requirements, is independent from the Company, the Management Board and from any controlling shareholder as defined by the German Corporate Governance Code and, in case of a conflict of interest, the Supervisory Board determines that such conflict does not interfere with the exercise of such member’s independent judgment as a member of the Audit Committee. Under the SEC and NYSE rules, an audit committee member is not independent if he or she receives any compensation other than fees for board and committee service and certain permitted retirement compensation. Co-determination requires that our Supervisory Board include employee representatives. However, under the SEC and NYSE audit committee rules, Supervisory Board members who are also employees would not be independent because, in addition to any fees they receive for service on the board and the Audit Committee, they receive compensation as employees. The SEC and NYSE audit committee rules recognize our co-determination obligations and provide that employees of a foreign private issuer who serve on the issuer’s board of directors or audit committee pursuant to the issuer’s governing law or documents, a collective bargaining or similar agreement or other home country legal or listing requirements, and who are not “executive officers” (as defined in SEC Rule 3c-7 under the Exchange Act) of the foreign private issuer are exempt from those rules’ independence requirements. See Item 16D. “Exemptions from the listing standards for audit committees.” In accordance with Rule 303A.12 of the NYSE listing rules, we also report our reliance on this exemption in an Annual Affirmation to the NYSE.

In addition to the Audit Committee, our Supervisory Board has formed a Presiding Committee, a Compensation Committee, a Nomination Committee and a Mediation Committee. For information regarding the members of our Audit Committee as well as the functions of the Audit Committee, the Presiding Committee, the Compensation Committee, the Nomination Committee and the Mediation Committee, see Item 6.C, “Directors, senior management and employees — Board practices.”

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

Item 16I.Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 16J.Insider trading policies

Our insider trading policy, as contemplated by Item 16J. of Form 20-F, is available on the SEC website, www.sec.gov, as Exhibit 11.3 to this report.

Item 16K.Cybersecurity

Risk Management and Strategy

Our cybersecurity program is designed to protect our information, and that of our patients, our business partners and our employees, from unauthorized access, manipulation and data misuse. Cybersecurity is an integral aspect of our enterprise digital program. Our goal is to continuously enhance our global cybersecurity capabilities to safeguard sensitive information and facilitate strategic initiatives. The Cybersecurity & Privacy Solutions department is responsible for overseeing information security and privacy assurance. Additionally, as cybersecurity is part of our overall risk management system, such risks are monitored and semi-annually reported to the Management Board within our risk management system. Our Global Internal Audit Department audits a selected number of our technology applications worldwide each year (see Item 4. “Information on the Company — B. Business Overview — Risk management” for further information on this system). Routine program updates are provided to our Management Board and we provide a program review for our Supervisory Board on an annual basis. Our goal is to continuously respond to changes in the global security landscape through consistent monitoring and analysis practices.

During 2025, we successfully delivered the key initiatives outlined in our security roadmap, including improving our risk management and global cybersecurity operations. We increased our cybersecurity effectiveness by implementing strategic initiatives focused on cybersecurity governance, risk and compliance, cyber operations, third-party risk and data security programs. For example, we have implemented a new monthly cybersecurity risk metrics process, allowing standard metrics to be discussed during our monthly Cybersecurity Council Meeting. Additionally, we completed the migration of our security incident & event management platform to an enterprise-integrated solution, enabling us to keep pace with modern cybersecurity threats.

In managing and measuring performance as part of our global cybersecurity program, we have adopted the standards set out in the globally recognized U.S. National Institute of Standards and Technology (NIST) Cyber Security Framework. These standards guide our activities in identifying, protecting, detecting, responding to and recovering from cybersecurity incidents. In 2025, we continued to update and implement new policies and controls based on the NIST Cybersecurity Framework.

We aim to continue to prevent, detect and react to security incidents with layered controls and training programs. In 2025, our privacy, cybersecurity and legal teams collaborated to streamline cyber and privacy incident response procedures. Internal audits are in place to evaluate the effectiveness of our internal controls, identify vulnerabilities in our IT security processes and maintain compliance with our regulatory requirements. Additionally, we engage third party experts to assess the effectiveness of our framework implementation and program. We also perform third-party cybersecurity risk assessments for service providers and others outside the organization. For instance, when a third-party vendor is involved in processing personal data, we assess their administrative, physical and technical to evaluate their compliance with our company policies and applicable regulatory requirements. We also review and assess internal initiatives that involve the processing of personal data.

Employee awareness and training are essential to our ability as a company to thwart cyber-attacks. In 2025, we continued to raise employees’ risk awareness with mandatory, regular online training for all employees and complimentary awareness campaigns. We conducted a month-long global campaign to promote cybersecurity awareness among our employees. The event’s primary objective was to apprise our staff members of the measures and protocols in place for the safety of our company, patients and employees in the digital realm. The event also aimed to educate our employees on best practices and steps to mitigate the risks of cyber threats, including techniques and clues to recognize various forms of “phishing” and efforts to deploy viruses and malware in our systems.

Our organization increasingly leverages AI and other emerging technologies to improve our patient outcomes and enhance our productivity. It is essential that we maintain the highest level of cybersecurity to safeguard our confidential information, patient health information, personally identifiable information and intellectual property. Recent developments involving AI chat applications have exposed potential risks and vulnerabilities in handling sensitive information. In light of these risks, we have issued guidelines for the appropriate use of AI-powered capabilities to all employees. In addition, we have established an AI Oversight Committee which was commissioned by the Management Board.

For additional information regarding risks from cybersecurity threats, see Item 3. “Key information — D. Risk Factors — Risks relating to legal and regulatory matters — Cyber-attacks or other privacy and data security incidents could disrupt our business and expose us to significant losses, liability, and reputational damage.” For information regarding lawsuits filed against FME AG related to previously reported cybersecurity incidents, see note 25 of the notes to the consolidated financial statements included in this report.

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

Our Management Board and other executive-level teams are regularly updated on our IT and cybersecurity programs, while our Supervisory Board receives an annual review of the performance of the information security program. In addition, Cybersecurity & Privacy Solutions partners with our legal department to jointly manage privacy assurance and records management.

Managing and measuring performance is an integral part of our global cybersecurity program oversight. As noted above, we have adopted the standards of the NIST Cyber Security Framework. This framework is risk-driven and helps us to identify, protect, detect, respond to and recover from cybersecurity incidents.

In late 2025, we engaged external cybersecurity experts to evaluate the effectiveness of our cybersecurity program on a global scale. Based on this analysis, we are targeting adjustments to our multi-year security roadmap. This roadmap prioritizes our program goals and investments by risk, ensuring that we focus our efforts on the most critical areas of our cybersecurity program.

As part of our cybersecurity roadmap, we set annual maturity targets based on the NIST Cyber Security Framework. We use these metrics to measure our effectiveness in improving risk management and global cybersecurity processes. In 2025, we continued to enhance the effectiveness of our cybersecurity program with a focus on areas such as cybersecurity governance, risk management and cyber operations.

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

DATE: February 24, 2026

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

Audited consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Fresenius Medical Care AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – Care Delivery, Care Enablement and Value-Based Care

As described in Notes 1g), 2a) and 12 to the consolidated financial statements, the Company’s consolidated goodwill balance as of December 31, 2025 was € 13,571,394k, thereof € 11,212,997k related to the group of cash generating units (“CGUs”) that comprise the Care Delivery segment, € 1,989,734k related to the group of cash generating units (“CGUs”) that comprise the Care Enablement segment, and € 368,663k related to the group of CGUs that comprise the Value-Based Care segment. Management conducts an impairment test as of October 1 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. In addition to its annual test, in connection with the decision of the Company’s management board to update the Company’s globalized operating model by introducing a new operating segment, the company performed a reallocation of goodwill to the Care Delivery and Value-Based Care segments using a relative value approach and evaluated the effects of this reallocation on the recoverability of Goodwill as of June 1, 2025 before and after the reallocation. Management identified its groups of CGUs and determined their carrying value by assigning the operating assets and liabilities, including the existing goodwill and intangible assets, to those groups of CGUs. Groups of CGUs reflect the lowest level on which goodwill is monitored for internal management purposes. To comply with IFRS to determine possible impairments of these assets, the value in use of each group of CGUs is first compared to the group of CGUs’ carrying amount. In cases where the value in use of the group of CGUs is less than its carrying amount and the fair value less cost of disposal is not estimated to be higher than the value in use, the difference is recorded as an impairment of the carrying amount of the group of CGUs. The goodwill impairment tests performed did not result in any impairment. The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (“WACC”) specific to that group of CGUs.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments of the Care Delivery, Care Enablement, and Value-Based Care groups of CGUs is a critical audit matter are (i) the significant judgment by management when developing the value in use estimate of the Care Delivery, Care Enablement, and Value-Based Care groups of CGUs, and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, projected operating income margins, residual value growth rates, and the pre-tax discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments and goodwill reallocation between Care Delivery and Value-Based Care, including controls over the valuation of the Company’s groups of CGUs. These procedures also included, among others (i) testing management’s process for reallocating goodwill between Care Delivery and Value-Based Care and for developing the value in use estimates of the Care Delivery, Care Enablement and Value-Based Care groups of CGUs; (ii) evaluating the appropriateness of the discounted cash flow models used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow models; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, projected operating income margins, residual value growth rates, and the pre-tax discount rates. Evaluating management’s assumptions related to revenue growth rates and projected operating income margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Care Delivery, Care Enablement, and Value-Based Care groups of CGUs; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation model and the pre-tax discount rate for all groups of CGUs.

Frankfurt am Main, Germany

February 24, 2026

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Thomas Tilgner	/s/ Dominik Höhler
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2020.

FRESENIUS MEDICAL CARE AG

Consolidated statements of income
in € thousands (K), except per share data
	Note	2025	2024	2023
Revenue:
Healthcare services	5 a, 29	13,097,267	13,471,363	14,166,796
Healthcare products	5 a, 29	4,413,625	4,250,522	4,059,681
Insurance contracts	5 a, 29	2,116,710	1,614,024	1,227,140
	5 a, 29	19,627,602	19,335,909	19,453,617

Costs of revenue:
Healthcare services		10,134,231	10,555,770	10,993,302
Healthcare products		2,399,741	2,419,939	2,349,766
Insurance contracts		2,064,701	1,603,548	1,185,544
		14,598,673	14,579,257	14,528,612

Operating (income) expenses:
Selling, general and administrative	5 b	3,032,728	3,142,819	3,196,336
Research and development		157,975	183,493	231,970
Income from equity method investees	29	(181,368)	(134,875)	(121,785)
Other operating income	5 e	(528,099)	(760,118)	(515,247)
Other operating expense	5 e	720,657	932,938	764,293
Operating income		1,827,036	1,392,395	1,369,438

Other (income) expense:
Interest income	5 f	(69,611)	(71,575)	(88,217)
Interest expense	5 f	384,409	407,044	424,640

Income before income taxes		1,512,238	1,056,926	1,033,015
Income tax expense	5 g	320,971	316,056	300,557
Net income		1,191,267	740,870	732,458
Net income attributable to noncontrolling interests		212,900	202,957	233,461
Net income attributable to shareholders of FME AG		978,367	537,913	498,997

Basic earnings per share	22	3.36	1.83	1.70
Diluted earnings per share	22	3.36	1.83	1.70

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated statements of comprehensive income
in € K
	Note	2025	2024	2023

Net income		1,191,267	740,870	732,458
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
FVOCI equity investments	27	6,537	(15,586)	18,046
Actuarial gain (loss) on defined benefit pension plans	19, 27	72,462	15,990	(58,455)
Income tax (expense) benefit related to components of other comprehensive income not reclassified	27	(22,958)	(2,941)	16,196
		56,041	(2,537)	(24,213)
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation, net of reclassification adjustments resulting from deconsolidation	27	(1,544,634)	727,473	(607,873)
FVOCI debt securities	27	7,639	(857)	7,299
Gain (loss) related to cash flow hedges	26, 27	22,433	(12,817)	(4,307)
Cost of hedging	27	(1,141)	2,045	(1,171)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	27	(6,745)	2,595	254
		(1,522,448)	718,439	(605,798)
Other comprehensive income (loss), net of tax		(1,466,407)	715,902	(630,011)
Total comprehensive income		(275,140)	1,456,772	102,447

Comprehensive income attributable to noncontrolling interests		81,591	272,235	190,022
Comprehensive income (loss) attributable to shareholders of FME AG		(356,731)	1,184,537	(87,575)

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated balance sheets
in € K, except share data
	Note	2025	2024

Assets
Cash and cash equivalents	7	1,599,113	1,180,187
Trade accounts and other receivables from unrelated parties	8	3,142,298	3,367,111
Accounts receivable from related parties	6	32,683	40,936
Inventories	9	2,140,771	2,067,922
Other current assets	10	533,436	671,835
Other current financial assets	10	446,504	433,740
Assets held for sale	4	3,595	161,013
Total current assets		7,898,400	7,922,744

Property, plant and equipment	11	3,486,293	3,646,126
Right-of-use assets	24	3,013,502	3,612,456
Intangible assets	12	1,254,489	1,370,080
Goodwill	12	13,571,394	15,170,652
Deferred taxes	5 g	236,547	229,509
Investment in equity method investees	13	663,652	620,831
Other non-current assets		218,225	198,325
Other non-current financial assets	14	659,831	795,856
Total non-current assets		23,103,933	25,643,835
Total assets		31,002,333	33,566,579

Liabilities
Accounts payable to unrelated parties		737,595	904,278
Accounts payable to related parties	6	97,951	80,044
Current provisions and other current liabilities	15	1,471,113	1,499,934
Other current financial liabilities	15	1,601,517	1,787,373
Short-term debt from unrelated parties	16	17,015	2,099
Current portion of long-term debt	17	1,596,029	575,283
Current portion of lease liabilities from unrelated parties		577,392	615,983
Current portion of lease liabilities from related parties	6	6,896	24,901
Income tax liabilities		139,595	142,654
Liabilities directly associated with assets held for sale	4	—	27,511
Total current liabilities		6,245,103	5,660,060
Long-term debt, less current portion	17	5,691,852	6,260,825
Lease liabilities from unrelated parties, less current portion		2,895,215	3,411,855
Lease liabilities from related parties, less current portion	6	11,206	87,962
Non-current provisions and other non-current liabilities	18	320,914	374,163
Other non-current financial liabilities	18	182,166	538,685
Pension liabilities	19	574,807	678,673
Income tax liabilities		108,738	76,953
Deferred taxes	5 g	689,523	708,890
Total non-current liabilities		10,474,421	12,138,006
Total liabilities		16,719,524	17,798,066

Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 382,754,793 shares authorized, 293,413,449 issued and 279,288,885 outstanding as of December 31, 2025 (December 31, 2024: 362,370,124 shares authorized, 293,413,449 issued and outstanding)	20	293,413	293,413
Treasury stock, at cost	20	(586,094)	—
Additional paid-in capital	20	3,079,368	3,345,408
Retained earnings	20	12,207,913	11,266,287
Accumulated other comprehensive income (loss)	27	(1,684,768)	(328,545)
Total FME AG shareholders’ equity		13,309,832	14,576,563
Noncontrolling interests	20	972,977	1,191,950
Total equity		14,282,809	15,768,513
Total liabilities and equity		31,002,333	33,566,579

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated statements of cash flows
in € K
		For the twelve months ended December 31,
	Note	2025	2024	2023

Operating activities
Net income		1,191,267	740,870	732,458
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	11, 12, 24, 29	1,500,409	1,742,257	1,751,971
Change in deferred taxes, net		(27,213)	(72,672)	(122,149)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		123,235	(12,168)	(12,902)
Income from equity method investees		(181,368)	(134,875)	(121,785)
Interest expense, net	5 f	314,798	335,469	336,423
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(76,448)	(197,918)	(125,593)
Inventories		(248,658)	107,897	(13,140)
Other current and non-current assets		206,897	(227,970)	145,697
Accounts receivable from related parties		7,387	124,441	(26,251)
Accounts payable to related parties		27,214	(46,200)	(10,905)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		(14,766)	201,789	119,384
Income tax liabilities		236,612	482,274	472,084
Received dividends from investments in equity method investees		139,211	100,663	219,953
Paid interest		(359,982)	(381,226)	(394,535)
Received interest		68,155	68,099	88,217
Paid income taxes		(225,751)	(444,586)	(410,126)
Net cash provided by (used in) operating activities		2,680,999	2,386,144	2,628,801
Investing activities
Purchases of property, plant and equipment and capitalized development costs		(915,369)	(699,358)	(684,596)
Acquisitions, net of cash acquired, investments and purchases of intangible assets	3, 28	(21,972)	(23,066)	(35,202)
Investments in debt securities	3	(87,521)	(81,501)	(102,363)
Proceeds from sale of property, plant and equipment		16,695	14,103	16,138
Proceeds from divestitures, net of cash disposed	3, 28	202,140	629,749	172,201
Proceeds from sale of debt securities	3	83,497	75,134	89,595
Net cash provided by (used in) investing activities		(722,530)	(84,939)	(544,227)
Financing activities
Proceeds from short-term debt from unrelated parties		156,457	84,812	55,133
Repayments of short-term debt from unrelated parties		(140,805)	(540,499)	(230,771)
Proceeds from short-term debt from related parties		—	—	10,204
Repayments of short-term debt from related parties		—	—	(14,204)
Proceeds from long-term debt		1,622,553	61,513	417,877
Repayments of long-term debt		(839,585)	(834,462)	(700,663)
Repayments of lease liabilities from unrelated parties	24	(623,323)	(651,686)	(702,212)
Repayments of lease liabilities from related parties	24	(25,715)	(24,827)	(25,157)
Increase (decrease) of accounts receivable facility		—	(23,096)	(69,363)
Purchase of treasury stock	20	(585,285)	—	—
Dividends paid	20	(422,515)	(349,162)	(328,623)
Distributions to noncontrolling interests		(573,971)	(313,691)	(313,365)
Contributions from noncontrolling interests		28,982	21,798	42,615
Net cash provided by (used in) financing activities		(1,403,207)	(2,569,300)	(1,858,529)
Effect of exchange rate changes on cash and cash equivalents		(141,477)	26,198	(72,607)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		413,785	(241,897)	153,438
Cash and cash equivalents at beginning of period		1,185,328	1,427,225	1,273,787
Cash and cash equivalents at end of period	7	1,599,113	1,185,328	1,427,225
Thereof: cash and cash equivalents within the disposal groups	4	—	5,141	23,733

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Consolidated statements of shareholders' equity
in € K, except share data								Accumulated
		Ordinary shares		Treasury stock				other comprehensive income (loss)
						Additional		Foreign				Total FME AG
		Number of		Number of		paid-in	Retained	currency	Cash flow		Fair value	shareholders’	Noncontrolling
	Note	shares	No par value	shares	Amount	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2022		293,413,449	293,413	—	—	3,372,799	10,711,709	(207,210)	(627)	(155,526)	(25,105)	13,989,453	1,459,726	15,449,179

Proceeds from exercise of options and related tax effects	23	—	—	—	—	(1,190)	—	—	—	—	—	(1,190)	—	(1,190)
Dividends paid	20	—	—	—	—	—	(328,623)	—	—	—	—	(328,623)	—	(328,623)
Transactions with noncontrolling interests without loss of control		—	—	—	—	8,722	—	—	—	—	—	8,722	(14,684)	(5,962)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	—	—	(182,488)	(182,488)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(246,302)	(246,302)
Put option liabilities	26	—	—	—	—	—	39,474	—	—	—	—	39,474	—	39,474
Transfer of cumulative gains/losses of equity investments	26	—	—	—	—	—	129	—	—	—	(129)	—	—	—
Net Income		—	—	—	—	—	498,997	—	—	—	—	498,997	233,461	732,458
Other comprehensive income (loss) related to:
Foreign currency translation, net of reclassification adjustments resulting from deconsolidation	5 e, 27	—	—	—	—	—	—	(558,371)	(55)	5,086	(11,094)	(564,434)	(43,439)	(607,873)
Cash flow hedges, net of related tax effects	27	—	—	—	—	—	—	—	(3,903)	—	—	(3,903)	—	(3,903)
Pensions, net of related tax effects	19	—	—	—	—	—	—	—	—	(42,050)	—	(42,050)	—	(42,050)
Fair value changes, net of related tax effects	27	—	—	—	—	—	—	—	—	—	23,815	23,815	—	23,815
Comprehensive income		—	—	—	—	—	—	—	—	—	—	(87,575)	190,022	102,447
Balance at December 31, 2023		293,413,449	293,413	—	—	3,380,331	10,921,686	(765,581)	(4,585)	(192,490)	(12,513)	13,620,261	1,206,274	14,826,535

Dividends paid	20	—	—	—	—	—	(349,162)	—	—	—	—	(349,162)	—	(349,162)
Transactions with noncontrolling interests without loss of control	20	—	—	—	—	(34,923)	—	—	—	—	—	(34,923)	(20,982)	(55,905)
Noncontrolling interests due to changes in consolidation group	20	—	—	—	—	—	—	—	—	—	—	—	(40,013)	(40,013)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(225,564)	(225,564)
Put option liabilities	26	—	—	—	—	—	155,850	—	—	—	—	155,850	—	155,850
Net Income		—	—	—	—	—	537,913	—	—	—	—	537,913	202,957	740,870
Other comprehensive income (loss) related to:
Foreign currency translation, net of reclassification adjustments resulting from deconsolidation	5 e, 27	—	—	—	—	—	—	723,617	(265)	(8,715)	(56,442)	658,195	69,278	727,473
Cash flow hedges, net of related tax effects	27	—	—	—	—	—	—	—	(8,448)	—	—	(8,448)	—	(8,448)
Pensions, net of related tax effects	19	—	—	—	—	—	—	—	—	13,147	—	13,147	—	13,147
Fair value changes, net of related tax effects	27	—	—	—	—	—	—	—	—	—	(16,270)	(16,270)	—	(16,270)
Comprehensive income		—	—	—	—	—	—	—	—	—	—	1,184,537	272,235	1,456,772
Balance at December 31, 2024		293,413,449	293,413	—	—	3,345,408	11,266,287	(41,964)	(13,298)	(188,058)	(85,225)	14,576,563	1,191,950	15,768,513

Equity-settled share-based payment transactions	23	—	—	—	—	8,182	—	—	—	—	—	8,182	—	8,182
Purchase of treasury stock	23	—	—	(14,124,564)	(586,094)	—	—	—	—	—	—	(586,094)	—	(586,094)
Dividends paid	20	—	—	—	—	—	(422,515)	—	—	—	—	(422,515)	—	(422,515)
Transactions with noncontrolling interests without loss of control	20	—	—	—	—	(274,222)	—	—	—	—	—	(274,222)	(85,806)	(360,028)
Noncontrolling interests due to changes in consolidation group	20	—	—	—	—	—	—	—	—	—	—	—	603	603
Contributions from/ to noncontrolling interests	20	—	—	—	—	—	—	—	—	—	—	—	(215,361)	(215,361)
Put option liabilities	3, 26	—	—	—	—	—	364,649	—	—	—	—	364,649	—	364,649
Transfer of cumulative gains/losses of equity investments	26	—	—	—	—	—	21,125	—	—	—	(21,125)	—	—	—
Net Income		—	—	—	—	—	978,367	—	—	—	—	978,367	212,900	1,191,267
Other comprehensive income (loss) related to:
Foreign currency translation, net of reclassification adjustments resulting from deconsolidation	5 e, 27	—	—	—	—	—	—	(1,430,922)	461	17,094	42	(1,413,325)	(131,309)	(1,544,634)
Cash flow hedges, net of related tax effects	27	—	—	—	—	—	—	—	15,812	—	—	15,812	—	15,812
Pensions, net of related tax effects	19	—	—	—	—	—	—	—	—	49,289	—	49,289	—	49,289
Fair value changes, net of related tax effects	27	—	—	—	—	—	—	—	—	—	13,126	13,126	—	13,126
Comprehensive income		—	—	—	—	—	—	—	—	—	—	(356,731)	81,591	(275,140)
Balance at December 31, 2025		293,413,449	293,413	(14,124,564)	(586,094)	3,079,368	12,207,913	(1,472,886)	2,975	(121,675)	(93,182)	13,309,832	972,977	14,282,809

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

1.The Company, basis of presentation and significant accounting policies

The Company

Fresenius Medical Care AG (FME AG or the Company) is a German stock corporation (Aktiengesellschaft — AG) registered with the commercial register of Hof (Saale) under HRB 6841, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany. The Company is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue. The Company provides dialysis and related services for individuals with renal diseases, including through value and risk-based care programs, as well as other healthcare services. The Company also develops, manufactures, and distributes a wide variety of healthcare products. The Company’s healthcare products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, as well as acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates, or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other healthcare services include pharmacy services, vascular specialty services, ambulatory surgery center services, and physician nephrology practice management.

In these notes, “FME AG,” the “Company” or the “Group” refers to Fresenius Medical Care AG or Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG (renamed Fresenius Vermögensverwaltung GmbH), which was the Company’s general partner prior to the Conversion (as defined below) and is wholly owned by Fresenius SE. Management AG ceased to be a General Partner of the Company when the Conversion took effect. “Management Board” refers to the members of the management board of the Company (or of Management AG, prior to the Conversion) and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of the Company.

At an extraordinary general meeting (EGM) of the Company held on July 14, 2023, the shareholders of the Company approved a proposal to change the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into an AG (the Conversion). Upon effectiveness of the Conversion, which occurred upon registration of the Conversion with the competent commercial register on November 30, 2023, Management AG exited the Company, Fresenius SE & Co. KGaA (Fresenius SE or Fresenius SE & Co. KGaA) ceased to control (as defined by IFRS 10, Consolidated Financial Statements) the Company and the Company ceased to be a member of the Fresenius SE consolidated group. Fresenius SE continues to have significant influence over the Company.

The term “Care Enablement” refers to the Company’s Care Enablement operating segment, the term “Care Delivery” refers to the Care Delivery operating segment and the term “Value-Based Care” refers to the Company’s new Value-Based Care operating segment. Prior to June 1, 2025, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary systems and reporting changes to effect the new structure were not in place. Due to the change in the Company’s operating structure, the Company has adjusted the prior year financial information for its operating segments in order to conform to the current year’s presentation. For further discussion of the Company’s operating and reportable segments, see note 29. The abbreviations “K,” “M,” and “BN” are used to denote the presentation of amounts in thousands, millions, and billions, respectively.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS® Accounting Standards) as issued by the International Accounting Standards Board (IASB), using the euro as the Company’s reporting and functional currency. At December 31, 2025, there were no IFRS Accounting Standards or IFRS Interpretations Committee interpretations as endorsed by the European Union relevant for the Company’s reporting that differed from IFRS Accounting Standards as issued by the IASB.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

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

The consolidated balance sheets contain all information required to be presented by IAS 1, Presentation of Financial Statements (IAS 1) and is classified on the basis of the liquidity of assets and liabilities. The consolidated statements of income are classified using the cost-of-sales accounting format.

Due to the increased significance of Value-Based Care and its insurance operations, the Company reclassified €1,614,024 and €1,227,140 for the years ended December 31, 2024 and 2023, respectively, to Insurance contract revenue from Healthcare services revenue within its consolidated financial statements. Insurance contract costs of revenue in the amount of €1,603,548 and €1,185,544 for the years ended December 31, 2024 and 2023, respectively, were also reclassified and were previously reported within the Healthcare services costs of revenue line item.

At February 23, 2026, the Management Board and Supervisory Board authorized the consolidated financial statements for issue.

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

For certain subsidiaries in which the Company has the majority of the equity ownership and voting rights and does not consolidate, an assessment of materiality is made in order to determine that the subsidiary is insignificant to the Company’s results based on qualitative and quantitative factors. Such factors include quantitative analyses noting that the sum of these unconsolidated subsidiaries is less than 1% of the Company’s total assets, revenue, and operating income or qualitative factors such as such a subsidiary’s dormancy, impending liquidation, or other factors are considered.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Acquisitions of companies are accounted for in accordance with IFRS 3, Business Combinations (IFRS 3) at the date of acquisition using, in general, the full goodwill method. Initially, all identifiable assets acquired and liabilities assumed as well as the noncontrolling interests, when applicable, are recognized at their fair values. The fair value of the consideration transferred and the amount of any noncontrolling interest measured at fair value is then compared with the fair value of the assets acquired and liabilities assumed. Any remaining balance is recognized as goodwill and is tested at least once a year for impairment. Generally, adjustments made to the fair value of identifiable assets and liabilities during the measurement period are recorded as an offset to goodwill. Any adjustments made subsequent to the measurement period are recognized immediately in profit or loss.

Intercompany revenues, expenses, income, receivables, payables, accruals, provisions, and commitments and contingencies are eliminated. Profits and losses on items of property, plant and equipment and inventory acquired from other group entities are also eliminated.

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

The Company writes put options on certain noncontrolling interests. A portion of these put options relates to equity interests in dialysis clinics owned by nephrologists or nephrology groups. Generally, the put options associated with this business model are valid for an unlimited time. In addition, as part of the transaction with Cricket Health, Inc. (Cricket), and InterWell Health LLC, the Company also granted put options to noncontrolling interest owners of the newly created value-based kidney care entity. The options held by non-physician investors were subsequently settled during 2025 (see note 26 for further information). Accordingly, the put options represent a long-term investment into a dialysis clinic for the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32, Financial Instruments: Presentation (IAS 32) paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The put option liability is recorded in other current financial liabilities and other non-current financial liabilities at present value of the redemption amount at the balance sheet date. The Company believes the accounting treatment of the changes to the put option liability under IFRS Accounting Standards to this date has not been finally clarified. In the absence of IFRS Accounting Standards guidance specifically applicable to the accounting for put options on NCI, the Company, in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8) paragraph 10, applied the present access method. According to the present access method, NCI are recorded in equity when the risks and rewards of ownership reside with the NCI holders. The initial recognition, valuation differences, and the derecognition of the put option liability are recorded in equity with no impact to the income statement (see note 1 h)). For exercises of put options, the Company additionally recognizes any difference between the amount of noncontrolling interests derecognized and the fair value of consideration paid within additional paid - in capital as such transactions do not result in a loss of control (see note 20). At the same time, retained earnings are adjusted accordingly. This presentation results in information that is relevant to the economic decision-making needs of the users of the Company’s financial statements and to provide reliable financial information as the Company considers these NCI with written put options as equity holders and accordingly attributes net income to NCI. For further information regarding the valuation of the put option liabilities, see note 26.

The consolidated financial statements for 2025 include FME AG as well as 2,142 companies (2024: 2,158). In 2025, 41 companies were first-time consolidations (2024: 39), 57 companies were deconsolidated (2024: 108), while no entity changed from consolidated to equity method investees during the year (2024: 0). In 2025, 57 companies were accounted for by the equity method (2024: 57).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The principal subsidiaries of the Company are those with the most significant contribution to the Company’s revenue, net income, or net assets. The Company’s interest in these subsidiaries for the years ended December 31, 2025 and 2024 are listed in the table below:

Principal subsidiaries
Name	Country	Main activity	Ownership

Fresenius Medical Care Australia Pty. Ltd.	Australia	Provision of healthcare services	100%
		Sale of healthcare products
Fresenius Medical Care Deutschland GmbH	Germany	Sale of healthcare products	100%
		Production of healthcare products
		Research and development
Fresenius Medical Care France S.A.S.	France	Sale of healthcare products	100%
Fresenius Medical Care GmbH	Germany	Sale of healthcare products	100%
Fresenius Medical Care Holdings, Inc. (FMCH)	USA	Provision of healthcare services	100%
		Sale of healthcare products
		Production of healthcare products
		Research and development
Fresenius Medical Care Italia S.p.A.	Italy	Sale of healthcare products	100%
Fresenius Medical Care Korea Ltd.	South Korea	Sale of healthcare products	100%
Fresenius Medical Care Ltda.	Brazil	Sale of healthcare products	100%
Fresenius Medical Care Shanghai Ltd.	China	Sale of healthcare products	100%
Fresenius Medical Care (U.K.) Ltd.	United Kingdom	Provision of healthcare services	100%
		Sale of healthcare products
		Production of healthcare products
National Medical Care of Spain, S.A.U.	Spain	Provision of healthcare services	100%
NephroCare Portugal, S.A.	Portugal	Provision of healthcare services	100%
		Sale of healthcare products
Fresenius Nephrocare Polska Sp. z.o.o.	Poland	Provision of healthcare services	100%
Fresenius Nephrocare Romania S.r.l.	Romania	Provision of healthcare services	100%

The complete list of participations in affiliated and associated companies of FME AG will be submitted to the electronic companies register.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

For 2025, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

Companies exempt from applying certain legal requirements
Name of the company	Registered office of the company

DiZ München Nephrocare GmbH	Munich, Germany
ET Software Developments GmbH	Sandhausen, Germany
Fresenius Medical Care Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Data Solutions GmbH	Berlin, Germany
Fresenius Medical Care Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Investment GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Zwei Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Ventures GmbH	Bad Homburg v. d. Höhe, Germany
MVZ Gelsenkirchen-Buer GmbH	Gelsenkirchen, Germany
Nephrocare Ahrensburg GmbH	Ahrensburg, Germany
Nephrocare Augsburg GmbH	Augsburg, Germany
Nephrocare Berlin-Weißensee GmbH	Berlin, Germany
Nephrocare Betzdorf GmbH	Betzdorf, Germany
Nephrocare Bielefeld GmbH	Bielefeld, Germany
Nephrocare Buchholz GmbH	Buchholz, Germany
Nephrocare Daun GmbH	Daun, Germany
Nephrocare Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Nephrocare Döbeln GmbH	Döbeln, Germany
Nephrocare Dortmund GmbH	Dortmund, Germany
Nephrocare Friedberg GmbH	Friedberg, Germany
Nephrocare Grevenbroich GmbH	Grevenbroich, Germany
Nephrocare Hagen GmbH	Hagen, Germany
Nephrocare Hamburg-Altona GmbH	Hamburg, Germany
Nephrocare Hamburg-Barmbek GmbH	Hamburg, Germany
Nephrocare Hamburg-Süderelbe GmbH	Hamburg, Germany
Nephrocare Ingolstadt Schrobenhausen GmbH	Ingolstadt, Germany
Nephrocare Kaufering GmbH	Kaufering, Germany
Nephrocare Krefeld GmbH	Krefeld, Germany
Nephrocare Lahr GmbH	Lahr, Germany
Nephrocare Leverkusen GmbH	Leverkusen, Germany
Nephrocare Ludwigshafen GmbH	Ludwigshafen am Rhein, Germany
Nephrocare Mettmann GmbH	Mettmann, Germany
Nephrocare Mönchengladbach GmbH	Mönchengladbach, Germany
Nephrocare Mühlhausen GmbH	Mühlhausen, Germany
Nephrocare München-Ost GmbH	Munich, Germany
Nephrocare Münster GmbH	Münster, Germany
Nephrocare MVZ Aalen GmbH	Aalen, Germany
Nephrocare Oberhausen GmbH	Oberhausen, Germany
Nephrocare Papenburg GmbH	Papenburg, Germany
Nephrocare Pirmasens GmbH	Pirmasens, Germany
Nephrocare Püttlingen GmbH	Püttlingen, Germany
Nephrocare Recklinghausen GmbH	Recklinghausen, Germany
Nephrocare Rostock GmbH	Rostock, Germany
Nephrocare Salzgitter GmbH	Salzgitter, Germany
Nephrocare Schwandorf-Regenstauf GmbH	Schwandorf, Germany
Nephrocare Wetzlar GmbH	Wetzlar, Germany
Nephrocare Witten GmbH	Witten, Germany
Nova Med GmbH Vertriebsgesellschaft für medizinischtechnische Geräte und Verbrauchsartikel	Bad Homburg v. d. Höhe, Germany
ProCure Medical GmbH	Bad Homburg v. d. Höhe, Germany
VIVONIC GmbH	Sailauf, Germany

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company provides reinsurance to a healthcare insurer of end stage renal diseases and has entered into renal care coordination agreements to arrange and provide healthcare services to patients with chronic kidney disease (CKD). The Company accounts for both its reinsurance contract and renal care coordination agreement as insurance contracts, classified as separate portfolios, under IFRS 17, Insurance Contracts (IFRS 17) as significant insurance risk for these arrangements is transferred and the Company does not apply the optional exemption of IFRS 17 to account for these contracts under IFRS 15.

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

The Company has applied the modified retrospective approach at the date of transition due to the impracticability of collecting cash flow estimations and risk adjustments for non-financial risk at the date of initial recognition of the reinsurance contract. Insurance premium revenues are recognized based upon the passage of time. For additional information see note 5 a) and note 8.

d)Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see note 9). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor, production overhead, and applicable depreciation charges.

e)Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation (see note 11). Maintenance and repair costs (day-to-day servicing) are expensed as incurred. The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing parts and major inspections if it is probable that the future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 4 to 60 years for buildings and improvements with a weighted average life of 18 years, 3 to 19 years for machinery and equipment with a weighted average life of 12 years, and 4 to 12 years for rented and loaned equipment with a weighted average life of 8 years. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment.

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

The Company as lessee:

Under IFRS 16, the Company is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments for almost all leases.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company as lessor:

Under IFRS 16, leases for which the Company is the lessor are classified as finance or operating leases. Where the terms of a lease agreement transfer substantially all the risks and rewards of ownership of the asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

For a lease agreement classified as a finance lease, the Company initially recognizes a finance lease receivable in the amount of its net investment in the lease, which comprises the present value of the minimum lease payments and any unguaranteed residual accruing to the lessor. Initial direct costs are included in the calculation of the finance lease receivable (see note 8). Subsequently, the Company recognizes profit or loss on the transaction, as well as interest income, over the lease term. For a lease agreement classified as an operating lease, the Company records rental revenue on a straight - line basis unless another systematic and rational basis is more representative of the revenue earned. Assets leased under operating leases are included in property, plant, and equipment in the Company’s consolidated balance sheets (see note 11)

g)Intangible assets and goodwill

Intangible assets such as non-compete agreements, technology, distribution agreements, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer relationships, and emission certificates are recognized and reported apart from goodwill (see note 12). If acquired, those intangible assets are recorded at estimated fair value at the date of the acquisition. Patient relationships, however, are not reported as separate intangible assets due to the missing contractual basis but are part of goodwill.

Expenditures related to application software, either hosted by the Company or within a software as a service arrangement, that fully meet the criteria for the recognition of an intangible asset set out in IAS 38, Intangible Assets (IAS 38) are capitalized as intangible assets.

Goodwill, identifiable intangibles with indefinite useful lives, and intangible assets not yet available for use are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified certain trade names and qualified management contracts as intangible assets with indefinite useful lives because there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company.

Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values on a straight-line basis. The Company amortizes non-compete agreements over their useful lives which, on average, are 7 years. Technology is amortized over its average useful lives of 12 years. Internally developed intangibles are amortized over their average useful lives of 8 years. Licenses to manufacture, distribute, and sell pharmaceutical drugs, exclusive contracts, and exclusive licenses are amortized over their useful lives which on average is 11 years. Customer relationships are amortized over their average useful lives of 18 years. All other intangible assets are amortized over their weighted average useful lives of 8 years. The weighted average useful life of all amortizable intangible assets is 11 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment (see note 1 o)).

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

h)Financial instruments

The Company classifies its financial instruments in accordance with IFRS 9 in the following measurement categories: at amortized cost, at fair value through profit and loss (FVPL), and at fair value through other comprehensive income (FVOCI).

Financial assets are classified depending on the business model in which the financial assets are held and the contractual terms of the cash flows. Financial assets are only reclassified when the business model for managing those assets changes. During the reporting period, no financial instruments were reclassified. Purchases and sales of financial assets are recognized or derecognized on the trading date. The Company makes use of the fair value option, which allows financial instruments to be classified at FVPL upon initial recognition, in very rare cases. At initial recognition financial assets and financial liabilities are measured at fair value. Subsequent measurement is either at cost, FVPL, or FVOCI.

In general, financial liabilities are classified and subsequently measured at amortized cost, with the exception of contingent consideration resulting from a business combination, put option liabilities, and derivative financial liabilities. For debt instruments, accrued interest is included in the line items on the consolidated balance sheets where the borrowing is presented.

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

The Company invested in several debt securities, with the objective to achieve both collecting contractual cash flows and selling the financial assets. All debt securities are consequently measured at fair value. Some of these securities give rise on specified dates to cash flows that are solely payments of principal and interest. These securities are subsequently measured at FVOCI. All other securities are measured at FVPL.

The Company, as option writer of existing put options, can be obligated to purchase the noncontrolling interests held by third parties. The obligations are in the form of put liabilities and are exercisable at the third-party owners’ discretion within specified periods or upon the occurrence of certain events as outlined in each specific put option. If these put option liabilities were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The initial recognition, subsequent measurement, and derecognition of put option liabilities are recognized in equity of the Company. For further information related to the estimation of these fair values, see note 26.

Certain put option arrangements contain contingent triggers based on changes in legislation, which the Company has concluded are not genuine using the guidance in IFRS 9 B4.1.18 and IAS 32.25. The Company considers this subset of contracts as being non-genuine as the trigger in these clauses is considered to be an event that is extremely rare, highly abnormal and very unlikely to occur. Therefore, the Company has not recorded a liability on the balance sheet relating to this subset of put option contracts.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The amounts recorded in AOCI are subsequently reclassified into earnings as a component of revenue for those foreign exchange contracts, entered into with financial institutions, that hedge forecasted sales or as an adjustment of costs of revenue for those contracts that hedge forecasted intercompany product purchases. In connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps with third parties to assure that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI and subsequently reclassified to other operating income or other operating expense. The amounts recorded in AOCI are reclassified in the same period in which the hedged transaction affects earnings. Amounts recorded in AOCI for cash flow hedges related to product purchases from third parties are removed from AOCI and included directly in the carrying amount of the asset at initial recognition. Product purchases and sales designated in a cash flow hedging relationship are expected to affect profit and loss in the same period in which the cash flows occur. The critical terms of the forward exchange contracts generally align with the hedged item. The economic relationship between forward exchange contracts and the hedged forecast transaction is based on the timing, currency and amount of the hedged cash flows. Ineffectiveness could arise in case the timing of the hedged transaction or the credit default risk changes.

From time to time, the Company enters into derivatives (particularly interest rate swaps and, to a certain extent, interest rate options) to protect against the risk of rising interest rates. When applicable, these interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, maturities, and the notional amounts. As applicable, the effective portion of gains and losses of derivatives designated as cash flow hedges is deferred in AOCI; the amount of gains and losses reclassified from AOCI are recorded in interest income and interest expenses.

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

i)Impairment of financial assets

The impairment of financial assets is based on the expected credit loss approach in accordance with IFRS 9. The expected credit loss approach requires that all impacted financial assets will carry a loss allowance based on their expected credit losses. Expected credit losses are a probability-weighted estimate of credit losses over the contractual life of the financial assets.

This model comprises a three-stage approach. Upon recognition, the Company shall recognize expected lifetime losses. When assessing for significant increases in credit risk, the Company shall compare the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. The Company should consider reasonable and supportable information including historic loss rates, present developments such as liquidity issues, and information about future economic conditions to ensure foreseeable changes in the customer-specific or macroeconomic environment are considered. Separately, there is the rebuttable presumption that the credit risk has increased significantly since the initial recognition when contractual payments are overdue by more than 30 days.

In case of objective evidence of impairment there is an assignment to stage 3. The assignment of a financial asset to stage 3 should rely on qualitative knowledge on the customers’ unfavorable financial position (for example bankruptcy, lawsuits with private or public payers), or quantitative criteria, based on an individual maturity analysis. Independently, there is an assignment to stage 3 if the contractual payments are overdue by more than 360 days. When a counterparty defaults, all financial assets against this counterpart are considered impaired. The definition of default is mainly based on payment practices specific to individual regions and businesses.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost, contract assets and lease receivables, and on investments in debt securities measured at fair value through other comprehensive income. The financial assets mainly comprise of accounts receivable as well as cash and cash equivalents. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective instrument. Financial assets with expected credit losses not assessed individually are grouped on the basis of geographical regions and impairment is generally assessed on the basis of macroeconomic indicators such as credit default swaps.

For accounts receivable, the Company uses the simplified method which requires recognizing lifetime expected credit losses at inception. However, expected credit losses on cash and cash equivalents are measured according to the general method based on IFRS 9.

Based on the external credit ratings of the counterparties, which are generally investment grade, the Company considers that its cash and cash equivalents have a low credit risk. A significant increase in credit risk will be assessed based on qualitative and quantitative information.

j)Foreign currency translation

For purposes of these consolidated financial statements, the euro is the reporting and functional currency. The requirement to report in euro arises from Section 244 HGB. Substantially all assets and liabilities of foreign subsidiaries that use a functional currency other than the euro are translated at year-end exchange rates, while profit and loss positions are translated at annual average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in AOCI. In addition, the translation adjustments of certain intercompany borrowings, which are of a long-term nature, are reported in AOCI. Transactions in foreign currencies recorded by subsidiaries are accounted for at the prevailing spot rate on the date of the respective transaction. Foreign exchange gains and losses resulting from the settlement of such transactions are generally recognized in profit and loss. Financial instruments denominated in a foreign currency are revalued at the spot rate as of the date of the consolidated statement of financial position. On the disposal of a foreign operation, all of the foreign currency translation differences accumulated in AOCI in respect of that disposed operation are reclassified to the consolidated statements of income. On a partial disposal of a subsidiary that includes a foreign operation that does not result in the loss of control over the subsidiary, the proportionate share of accumulated foreign currency translation differences is re-attributed to noncontrolling interests.

The exchange rates of the U.S. dollar affecting foreign currency translation developed as follows:

Exchange rates
	December 31, 2025	December 31, 2024	2025	2024	2023
	spot exchange	spot exchange	average exchange	average exchange	average exchange
	rate in €	rate in €	rate in €	rate in €	rate in €
1 U.S. dollar	0.85106	0.96256	0.88499	0.92386	0.92484

k)Revenue recognition

For both healthcare services revenue and healthcare products revenue, amounts billed to patients, third party payors and customers are recorded net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

Healthcare services

Healthcare services revenue, other than insurance revenues discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment at an amount to which the Company expects to be entitled. The patient is obligated to pay for healthcare services at amounts estimated to be receivable based upon the Company’s standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, such as Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the Company concludes that the consideration is variable (implicit price concession) and records the difference between the billed amount and the amount estimated to be collectible as a reduction to healthcare services revenue. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with healthcare coverage. The Company determines implicit price concessions based primarily upon historical collections, denials, delays, refunds, payment adjustments, and regulatory compliance. Upon receipt of new information relevant for the determination of the implicit price concession, the Company constrains, or adjusts the constraints for the variable consideration of the transaction price. Furthermore, collections, refunds, and payment adjustments often continue for up to three years or more following the provision of services.

Healthcare products

In the healthcare product business, major revenues are generated from the sale of dialysis machines, water treatment systems, home hemodialysis products, disposable products, and maintenance agreements for the Company´s healthcare products. Revenues from the sale of dialysis machines and water treatment system are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device. A small portion of the Company´s revenue is recognized from sales of dialysis machines, home hemodialysis products, and other products used for in-center hemodialysis treatment to distributors. When the distributor is the principal in the contract, the revenue allocated to the machine or the products will be recognized upon transfer of control to the distributor. In case the Company is committed to perform the installation, revenue allocated to the installation, as a separate performance obligation, would be recorded upon installation of the machine at the end-customers’ premises. In case the distributor is only an agent in the contract, revenue for sale of the machine would be recorded upon installation.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

“Revenue from lease contracts” is disclosed separately from “Revenue from contracts with customers” in the notes to the consolidated financial statements.

Insurance contracts

In the U.S., the Company generates revenue from insurance (including reinsurance) contracts, such as sub-capitation arrangements, for which the Company applies IFRS 17 as significant insurance risk for these arrangements is transferred and the Company does not apply the optional exemption of IFRS 17 to account for these contracts under IFRS 15. Insurance premium revenue is recognized as earned each month and risk adjustments are offset against revenue.

The Company has entered into shared savings arrangements with certain payors to provide care and care coordination services to certain end stage renal disease (ESRD) and chronic kidney disease patients. Under these arrangements, the Company may earn variable reimbursement or may owe the payor reimbursement.

“Revenue from insurance contracts” is disclosed separately from “Revenue from contracts with customers” in the notes to the consolidated financial statements.

l)Capitalized interest

For significant construction projects exceeding six months, the Company includes capitalized interest costs that are directly attributable to the construction or the production of a qualifying asset as part of the cost of the asset. For the fiscal years 2025, 2024, and 2023, interest of €1,577, €2,149, and €2,500, based on an average interest rate of 2.45%, 2.24%, and 2.88%, respectively, was recognized as a component of the cost of assets.

m)Research and development (R&D) expense

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

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the single entity’s financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax credits, and tax loss carryforwards which are probable to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantially enacted by the end of the reporting period. A change in tax rate for the calculation of deferred tax assets and liabilities is recognized in the period the new laws are enacted or substantively enacted. The effects of the adjustment are generally recognized in the income statement. The effects of the adjustment are recognized in equity, if the temporary differences are related to items directly recognized in equity.

Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and are not tax deductible. In addition, deferred tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

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

With respect to the interpretation of tax laws, the amount, and the timing of future taxable income, complex tax rules may lead to uncertainties in tax treatments. The Company recognizes assets and liabilities for uncertain tax treatments based on reasonable estimates to the extent it is probable the tax will be recovered or that the tax will be payable, respectively.

In the U.S. and Germany, interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes and therefore are accounted for under IAS 37. All other jurisdictions account for interest and penalties related to income taxes in accordance with local tax rules of the respective tax jurisdiction either under IAS 37 or as income tax expense under IAS 12. Under IAS 37, penalties related to income taxes, including uncertain tax treatments, are recorded within selling, general and administrative expense. Additionally, in accordance with IAS 37, interest related to income taxes, including uncertain tax treatments, are recorded within other (income) expense.

The Company’s Global Intercompany Service Charging initiative established a standardized and simplified global framework for intercompany service charging. Consistent with Organisation for Economic Co-operation and Development Transfer Pricing Guidelines, service fees are charged based on associated costs and arm’s length mark-ups using allocation keys which reflect the benefits received by the service recipients.

Due to the size of the Company’s revenue, the Company is within the scope of the Organisation for Economic Co-operation and Development’s Inclusive Framework on Base Erosion Profit Shifting (BEPS) Global Anti-Base Erosion Model Rules (GloBE): Global Minimum Taxation (Pillar Two) legislation. In Germany, the jurisdiction in which the Company resides, the legislation became effective on January 1, 2024. The Company applies the exception not to recognize or disclose deferred taxes in connection with Pillar Two income taxes. Income tax expenses related to Pillar Two income taxes are included within the income tax expense line item in the Company’s consolidated statements of income.

o)Impairment

The Company reviews the carrying amount of its property, plant and equipment, intangible assets with definite useful lives, right-of-use assets, and other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the asset’s recoverable amount in accordance with IAS 36, Impairment of Assets (IAS 36). The fair value less cost of disposal of an asset is estimated as its net realizable value. The value in use is the present value of future cash flows expected to be derived from the relevant asset. If it is not possible to estimate the future cash flows from the individual assets, impairment is tested on the basis of the corresponding group of CGUs.

Impairment losses, except impairment losses recognized on goodwill, are reversed up to the amount of the amortized acquisition cost as soon as the reasons for impairment no longer exist.

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

For further information see note 17.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

q)Concentration of risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers throughout the world, and in providing kidney dialysis treatment as well as providing other healthcare services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

Revenues which were earned and subject to regulations under Medicare and Medicaid (excluding Medicare Part C, also known as Medicare Advantage plans), governmental healthcare programs administered by the U.S. government, were approximately 16%, 18%, and 18% of the Company’s worldwide revenues in 2025, 2024, and 2023, respectively.

See note 2 c) for concentration risks of debtors or group of debtors as well as note 9 for discussion of suppliers with long-term purchase commitments.

r)Other provisions

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

s)Earnings per share

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

Equity-settled awards granted under the Company’s share-based plans (see note 23) might be potentially dilutive equity instruments.

t)Treasury stock

The Company may, from time to time, acquire its own shares (Treasury Stock) as approved by its shareholders. The acquisition, sale or retirement of its Treasury Stock is recorded separately in equity. The value of such Treasury Stock is shown as a reduction of the Company’s equity.

u)Employee benefit plans

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

(in K, except share and per share data)

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

v)Share-based plans

The fair value of cash-settled performance shares and of performance shares that will be settled in shares of the Company granted to the Management Board and executive employees of the Company is calculated using the Monte Carlo pricing model in accordance with IFRS 2, Share-based Payment (IFRS 2). For cash-settled performance shares, the corresponding liability based on the balance sheet date fair value is accrued over the vesting periods of the performance share plans. For performance shares that will be settled in shares of the Company, the corresponding increase in equity based on the grant date fair value is allocated over the vesting periods of the performance share plans. For certain exceptions, a shorter vesting period may apply after which the performance shares will not forfeit in any way. In such cases the vesting period is shortened accordingly.

w)Impacts of climate change on accounting

The Company continually analyzes potential sustainability risks in the areas of climate change, water scarcity, and resource usage. In particular, during 2024, we entered into several vPPAs with wind and solar energy project developers in Germany and in the U.S. in order to receive guarantees of origin and renewable energy certificates, respectively, to address our sustainability objectives. Volatility in the valuation of financial instruments connected to energy prices or energy production volumes, including as a result of the heightened risk of volatility due to geopolitical conflicts in certain regions, could result in a material adverse effect on our business or results of operations. Other than the aforementioned risk, the Company has not identified any significant risks for its business model in 2025.

x)Recent pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the year ended December 31, 2025 in conformity with IFRS Accounting Standards that must be applied for fiscal years starting on or after January 1, 2025. For the year ended December 31, 2025, there were no recently implemented accounting pronouncements that materially affect the business.

Recent accounting pronouncements not yet adopted

The following new accounting standards and amendments to accounting standards have been published that are not mandatory as of and for the year ended December 31, 2025 and will not be early adopted by the Company.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18). IFRS 18 aims to improve how information is communicated in financial statements to give investors a more comparable basis to analyze companies’ performance. The standard introduces three sets of new requirements: new categories and subtotals in the consolidated statements of income, disclosure regarding management-defined performance measures, and guidance related to the aggregation and disaggregation of certain information. The consolidated statements of income will be split into three newly defined categories (operating, investing, and financing) and will include two newly defined subtotals (operating profit and profit before financing and income taxes). Management-defined performance measures are subtotals of income and expense used in public communication outside the financial statements and communicate management’s view of certain aspects of a company’s performance. Such measures will be required to be described in a clear and understandable manner in a single note explaining how the measure is calculated, why it is useful, providing a reconciliation to the most directly comparable subtotal noted above, the income tax and the effect on noncontrolling interest for each item will be presented in the reconciliation and how the income tax effect is determined. Lastly, companies will be required to disaggregate items if such information is material and to avoid using the label “other” in financial statements. Certain additional details for depreciation and amortization, impairment and other expense classifications may be required. Additionally, IFRS 18 will introduce limited changes to IAS 7, Statement of Cash Flows. Operating profit will be the starting point for reporting cash flows from operating activities using the indirect method and the option for classifying interest and dividend cash flows as operating activities will be eliminated. Dividends and interest paid will be classified in cash flows from financing activities whereas dividends and interest received will be classified in cash flows from investing activities. An entity shall apply those amendments when it applies IFRS 18. IFRS 18 is effective for fiscal periods commencing on or after January 1, 2027, while earlier adoption is permitted. The standard must be applied retrospectively. The standard is expected to impact the Company’s presentation of items within the consolidated financial statements and its notes disclosures once implemented, though the standard is not expected to change how the Company recognizes or measures items in its consolidated financial statements. In order to comply with the extended disclosure requirements under IFRS 18, the Company will expand the disclosures in the notes to the consolidated financial statements, including the disclosure of expenses by function according to their cost type. The Company continues to investigate the appropriate level of disaggregation in accordance with IFRS 18 and the associated effects of IFRS 18 on the consolidated financial statements.

Notably, foreign exchange gains and losses are currently presented in other operating income and other operating expense, but will be presented within the newly defined operating, investing, and financing categories under IFRS 18 which would have an impact on certain related subtotals and key performance indicators for the Company. Similarly, items such as income from equity method investees and the revaluation of certain investments held by the Company, currently presented within operating income, will be shown within the consolidated statement of income in the investing category. Quantitative impacts cannot yet be adequately estimated at this time.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

2.Significant judgments and sources of estimation uncertainties

The Company’s reported results of operations, financial position, and net assets are sensitive to significant judgments, assumptions, and estimates that are the basis for its financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, significant judgments, and estimates are factors to be considered along with the Company’s financial statements. In the opinion of the Management of the Company, the following accounting policies, significant judgments, and sources of estimation uncertainties are critical for the consolidated financial statements in the present economic environment.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

a)Recoverability of goodwill and intangible assets

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, technology and customer relationships as well as licenses and distribution agreements. In addition, the Company recognizes internally developed intangible assets related to R&D and software development projects. At December 31, 2025, the carrying amount of goodwill and non-amortizable intangible assets amounted to €13,826,378 (€15,461,434 at December 31, 2024) representing approximately 45% and 46% of the Company’s total assets at December 31, 2025 and 2024, respectively.

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

The value in use of each group of CGUs is determined using estimated future cash flows for the unit discounted by a pre-tax discount rate (WACC) specific to that group of CGUs. The Company’s WACC consists of a basic rate in which costs of debt and capital structure are derived from the market data of the respective peer group companies. The basic rate is adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each group of CGUs, until they are appropriately integrated as well as country- and business-specific risks identified within a group of CGUs. The Company’s WACC is impacted by macro-economic and other specific uncertainties. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. The estimates were largely impacted by the continuing deterioration of the macroeconomic environment in recent years.

In connection with the decision of the Management Board to update the Company’s globalized operating model by introducing a new operating segment, Value-Based Care, as of June 1, 2025, the Company performed a reallocation of goodwill to the segments under its new operating structure and evaluated the effects of this reallocation on the recoverability of goodwill. At the date of the reorganization, goodwill was reallocated to the CGUs Care Delivery and Value-Based Care using a relative value approach. As there was no change in the composition of the operating segment Care Enablement, the goodwill of this CGU remained unchanged. Based on the new operating model, one group of CGUs was identified in each of the Company’s operating segments (Care Delivery, Value-Based Care and Care Enablement) as of June 1, 2025 with no impairment as indicated by impairment tests before and after the reallocation.

The Company performed an analysis in connection with the annual goodwill impairment test as of October 1, 2025, which included qualitative and quantitative simulations to assess the potential impact of GLP-1 receptor agonists and the potential impact of sodium-glucose cotransporter 2 (SGLT2) inhibitors on the CKD and ESRD populations, specifically in relation to cash flow projections and goodwill sensitivity assessments based on the analysis of the population impact model (a computational tool to predict the size and age distribution of future patient populations with kidney disease for the coming decade, based on various public-health scenarios). In the Company’s population impact model the sensitivity bands of the various scenarios of GLP-1 receptor agonist and SGLT2 inhibitor utilization in the CKD population suggest an increase in the total CKD population and a reduction in the ESRD population growth rate that remain materially consistent with the patient population forecasts which do not include the utilization of these drugs. Considering the positive cardiovascular effects of the drugs, reducing mortality, as well as the progression-delaying effect on the CKD population, the Company sees a balanced effect of the drugs on the patient population. The Company’s assessment concluded that underlying patient growth assumptions used in its cash flow projections reflect the current understanding of treatment developments.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The key assumptions represent management’s assessment of future trends and have been based on historical data from both external and internal sources, including the population impact model as described above. The Company’s projections include its estimation of the impacts resulting from changes in healthcare and tax legislation as well as uncertainty regarding global trade policy (including the impact of tariffs). While the Company utilizes its three-year budgets for all CGUs, projections for years four to ten and a representative growth rate for all remaining years in determining discounted cash flows are used for the CGUs Care Delivery and Care Enablement. For the CGU Value-Based Care, projections for years four to five and a representative growth rate for all remaining years in determining discounted cash flows are applied, given the nascent character of the business. The projections for the first three years were prepared based on the status of current initiatives without considering any growth and improvement from initiatives which have not commenced related to the transformation of the Company’s operating structure and steps to achieve cost savings (FME25+ Program). Projections for up to ten years are possible due to the non-discretionary nature of the healthcare services the Company provides, the need for healthcare products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services. The simulations regarding the potential impacts of GLP-1 and SGLT2, as described above, underlined the Company’s determination of using projections for up to ten years as the full potential impacts on the Company’s revenue, operating income, and cash flow streams are not expected to be realized within a shorter time period.

The annual impairment test performed as of October 1, 2025 did not result in an impairment.

The market capitalization of the Company decreased by 12% to €11,383,815 as of December 31, 2025, from €12,957,138 as of December 31, 2024. Total FME AG shareholders’ equity decreased by 8% to €13,309,832 as of December 31, 2025, from €14,576,563 as of December 31, 2024, driven primarily by a decrease in other comprehensive income (loss), including foreign currency translation effects in the amount of €1,544,634, and purchases of treasury stock under our share buyback program, partially offset by the impact of net income on shareholders’ equity and the impact from the settlement of Interwell Health put options.

Due to the carrying amount of net assets exceeding the Company’s market capitalization, the Company performed an impairment test as of December 31, 2025, in addition to the annual impairment test as of October 1, 2025. WACC parameters were updated as of December 31, 2025, while CGU residual value growth rates remained unchanged as compared to the annual impairment test performed as of October 1, 2025. The goodwill impairment test performed as of December 31, 2025 did not result in any impairment.

A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services and for procuring and selling healthcare products, a significant increase of mortality of patients with chronic kidney diseases, changes in global trade policy, including new tariffs on most products imported into the U.S. and the possibility of additional trade restrictions, or changes to Medicare and Medicaid funding, enrollment, and eligibility effected by the One Big Beautiful Bill Act, could adversely affect the Company’s estimated future cash flows. Future adverse changes in a cash-generating unit’s economic environment of a group of CGUs could affect the country specific risk rate and therefore the discount rate. Equally an increase of the general interest rate level could affect the base rate and therefore the discount rate. Additionally, changing market conditions and new market entrants could have a negative impact on the estimated future cash flows and/or a decline in the cash-generating units economic environment, both of which are, by their nature, difficult to predict. As noted in the sensitivity analysis below, if the Company’s assumptions change or actual future performance is lower than expected, the Company could record goodwill impairments in the future, and such impairments could be material to its net income.

The following table shows the amount of goodwill recognized, the amount by which the recoverable amount of each of the Company’s CGUs exceeded its carrying amount, key assumptions of value-in-use calculations (presented based upon the goodwill impairment test performed as of December 31, 2025, October 1, 2025 and June 1, 2025) and the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount. There are no reasonably possible changes in assumptions that would lead to an impairment in these groups of CGUs.

Goodwill recognized
in € K
	December 31, 2025	October 1, 2025	June 1, 2025(1)	December 31, 2024	October 1, 2024
Goodwill	13,571,394	13,585,362	14,035,273	15,170,652	14,227,152
thereof Care Delivery	11,212,997	11,227,831	11,613,650	13,014,925	12,171,616
thereof Value-Based Care	368,663	368,945	382,025	n.a.	n.a.
thereof Care Enablement	1,989,734	1,988,586	2,039,598	2,155,727	2,055,536

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Excess of recoverable amount over carrying amount
in € K
	December 31, 2025	October 1, 2025	June 1, 2025(1)	December 31, 2024	October 1, 2024
Care Delivery	6,521,602	5,606,349	5,110,313	6,757,218	7,454,490
Value-Based Care	172,260	89,670	424,898	n.a.	n.a.
Care Enablement	2,732,309	2,672,471	8,661,306	3,290,699	3,360,527

Key assumptions
in %
	Care Delivery
	December 31,	October 1,	June 1,	December 31,	October 1,
	2025	2025	2025(1)	2024	2024
Average revenue growth in projection period	low-single-digit	low-single-digit	low-single-digit	mid-single-digit	mid-single-digit
Average operating income growth in projection period	mid-single-digit	mid-single-digit	low-single-digit	mid-single-digit	mid-single-digit
Residual value growth	1.00	1.00	1.00	1.00	1.00
Pre-tax WACC	8.90	9.09	9.06	8.55	8.50
After-tax WACC	7.21	7.39	7.37	6.46	6.45

Sensitivity analysis
Change in percentage points
Pre-tax WACC	2.69	2.36	2.18	2.46	2.77
After-tax WACC	2.11	1.86	1.51	1.80	2.05
Residual value growth	(8.53)	(7.40)	(6.83)	(7.55)	(9.37)
Operating income margin of each projection year	(3.18)	(2.88)	(2.39)	(2.86)	(3.20)

Key assumptions
in %
	Value-Based Care
	December 31, 2025	October 1, 2025	June 1, 2025(1)
Average revenue growth in projection period	high-single-digit	high-single-digit	low-double-digit
Average operating income growth in projection period	low-triple-digit	low-triple-digit	low-triple-digit
Residual value growth	2.80	2.80	2.80
Pre-tax WACC	8.53	9.00	9.45
After-tax WACC	7.20	7.57	7.97

Sensitivity analysis
Change in percentage points
Pre-tax WACC	1.71	0.97	6.07
After-tax WACC	1.32	0.75	4.67
Residual value growth	(2.36)	(1.32)	(11.17)
Operating income margin of each projection year	(0.41)	(0.24)	(0.99)

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Key assumptions
in %
	Care Enablement
	December 31,		October 1,		June 1,		December 31,	October 1,
	2025		2025		2025(1)		2024	2024
Average revenue growth in projection period	mid-single-digit		mid-single-digit		mid-single-digit		mid-single-digit	mid-single-digit
Average operating income growth in projection period	high-single-digit		high-single-digit		high-single-digit		low-double-digit	low-double-digit
Residual value growth	1.00		1.00		1.00		1.00	1.00
Pre-tax WACC	8.43	(3)	8.52	(3)	5.85	(2)	7.78	7.79
After-tax WACC	6.42	(3)	6.51	(3)	4.6	(2)	6.00	6.03

Sensitivity analysis
Change in percentage points
Pre-tax WACC	2.02		2.01		4.35		2.30	2.39
After-tax WACC	1.41		1.42		3.05		1.67	1.75
Residual value growth	(4.74)		(4.84)		(13.02)		(5.70)	(6.16)
Operating income margin of each projection year	(2.62)		(2.64)		(5.24)		(2.90)	(3.02)
(1)	Information as of June 1, 2025 is presented in alignment with the aforementioned changes in the Company’s operating segments. The Company performed an impairment analysis at the date of the reallocation in both the current and prior CGU structure, neither of which indicated any impairment in our operating segments. The key assumptions and sensitivities under both the current and prior CGU structures are not materially different.
(2)	The decrease of the after-tax and pre-tax WACC of Care Enablement compared to the status as of December 31, 2024 was mainly driven by a lower beta factor due to peer group changes and lower beta factors of the majority of the remaining peer entities.
(3)	The increase of the after-tax and pre-tax WACC of Care Enablement compared to the status as of June 1, 2025 was mainly driven by a refined methodology of WACC calculation in regards to country risk premiums.

A further overview of the carrying amounts of goodwill and an overview of intangibles with indefinite useful life for each group of CGUs is shown in note 12.

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

(in K, except share and per share data)

c)Trade accounts and other receivables from unrelated parties and expected credit losses

Trade accounts and other receivables from unrelated parties are a substantial asset of the Company and the expected credit losses are based upon a significant estimate made by management (see note 8).The Company sells healthcare products directly or through distributors in more than 140 countries and operates dialysis clinics in more than 30 countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

Receivables resulting from revenue recognized for healthcare services provided are recorded at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which the Company has contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at the Company’s standard rates for services and, for U.S. revenue within the Company’s Care Delivery segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the expected credit losses are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of receivables is reviewed locally on a regular basis, generally monthly. For further information, see note 1 k).

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Write offs are taken on a claim-by-claim basis. Due to the fact that a large portion of its reimbursement is provided by public healthcare organizations and private insurers, the Company expects that most of its accounts receivables will be collectible, albeit potentially more slowly outside the U.S. A significant change in the Company’s collection experience, deterioration in the aging of receivables, and collection difficulties could require that the Company increases its estimate of the expected credit losses. Any such additional bad debt charges could materially and adversely affect the Company’s future operating results.

If, in addition to the Company’s existing expected credit losses, 1% of the gross amount of the Company’s trade accounts and other receivables from unrelated parties as of December 31, 2025 were uncollectible through either a change in the Company’s estimated contractual adjustment or revised estimate of the collectability, the Company’s operating income for 2025 would have been reduced by approximately 1.8%.

The following table shows the portion of major debtors or debtor groups of trade accounts and other receivables from unrelated parties as of December 31, 2025 and 2024. Other than U.S. Medicare and Medicaid, no single debtor accounted for more than 5% of total trade accounts and other receivables from unrelated parties in either of these years.

Composition of trade accounts and other receivables from unrelated parties in %
	December 31,
	2025	2024

U.S. Government healthcare programs	33	34
U.S. commercial payors	17	18
U.S. hospitals	5	4
Self-pay of U.S. patients	3	2
Other U.S. payors	1	1
Product customers and healthcare payors outside U.S.	41	41
Total	100	100

d)Self-insurance programs

Under the Company’s insurance programs for professional, product and general liability, auto liability, worker’s compensation, and medical malpractice claims, the Company’s largest subsidiary, which is located in the U.S., is partially self-insured for professional liability claims. For all other coverages, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts. For further information, see note 15 and note 18.

e)Level 3 financial instruments

Put option liabilities, variable payments outstanding for acquisitions, equity investments, derivatives embedded in vPPAs, receivables for royalty payments from one of the Company’s equity investments, and certain receivables from the sale of investments are recognized at their fair value. Each put option contract contains specific clauses related to the terms of exercisability, which require significant judgment in order to determine appropriate liability recognition and classification. For further information related to the significant judgments and estimates related to these instruments and their fair values, see notes 1 h) and 26.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

g)Business combinations and disposal groups classified as held for sale

The Company measures the noncontrolling interest in an acquisition at fair value using the full goodwill method and classifies costs related to its business combinations within general and administrative expense. In determining whether an intangible asset related to a business combination is identifiable and should be separated from goodwill, significant judgment is required. Additionally, estimation of the acquisition-date fair values of identifiable assets acquired and liabilities assumed also involves significant judgment. The applicable measurements and inputs used in this estimation (including revenue growth rates, gross profit margin adjusted for synergy assumptions associated with manufacturing savings, and the discount rate) are based upon information available at the acquisition date using expectations and assumptions that management deems reasonable. Such judgments, estimates, and assumptions could materially affect the Company’s business, results of operations, and financial condition, primarily due to:

●	Fair values assigned to assets subject to depreciation and amortization directly impact the depreciation and amortization recorded in the Company’s consolidated statements of income in periods subsequent to a related acquisition;
●	Any subsequent measurement resulting in a decrease in the estimated fair values of assets acquired may result in impairment; and
●	Subsequent changes resulting in an increase or decrease to the estimated fair values of liabilities assumed may result in additional expense or income, respectively.

For further information on business combinations, see note 3.

A non-current asset or a disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is only met if the asset or group is available for immediate sale in its present condition and the sale transaction is considered highly probable. A transaction is assumed to be highly probable if there is no significant risk of completion of the transaction. Non-current assets and disposal groups are recognized at the lower of their carrying amounts or fair value less costs to sell. Any impairment loss on the disposal group is allocated first to goodwill and then to the remaining non-current assets within the IFRS 5 measurement scope on a pro rata basis. The determination of the fair value less costs to sell requires the use of estimates and assumptions.

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

The lease term is determined as the non-cancellable period of a lease, together with periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. During the “reasonably certain” assessments, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise, or not to exercise, an option, including any expected changes in facts and circumstances (e.g., contract-, object-, entity-, or market-specific factors) from the commencement date until the exercise date of the option. Other examples of considered terms are termination penalties or costs relating to the termination of the lease, such as negotiation costs, relocation costs, costs of identifying another lease asset suitable for the Company’s needs, costs of integrating a new asset into the Company’s operations, and termination penalties and similar costs, including costs associated with returning the underlying asset in a contractually specified condition or to a contractually specified location. Additionally, the Company’s historical practice regarding the period over which it has typically used particular types of assets, and its economic reasons for doing so, is also relevant. Unrecognized extension options are shown as potential future cash outflows (see note 24).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company uses the rate implicit in the lease if agreed with the lessor and/or available, while the incremental borrowing rate is used for all other leases. The incremental borrowing rate is defined as the rate that the lessee would have to pay on the commencement date of the lease for a similar loan (regarding its term, security, underlying asset, and economic environment). The incremental borrowing rate is determined when the Company initiates a lease contract or changes an existing lease. The interest rate is calculated based on following components: available interest rate sampling points, group risk margins, shadow rating (credit risk) margins, country risk margins, handling margins, and other risk margins.

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

3.	Acquisitions, business combinations, investments (including debt securities), purchases of intangible assets, divestitures, and sale of debt securities

The Company completed acquisitions, investments (including debt securities), and the purchase of intangible assets in the amount of €109,785, €104,621, and €137,626 in 2025, 2024, and 2023, respectively. In 2025, €109,493 was paid in cash and €292 were assumed obligations and non-cash consideration. In 2024, €104,567 was paid in cash and €54 were assumed obligations and non-cash consideration. In 2023, €137,565 was paid in cash and €61 were assumed obligations and non-cash consideration.

Acquisitions

The Company made acquisitions of €15,594, €231, and €3,203 in 2025, 2024, and 2023, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. In 2025, €15,302 was paid in cash and €292 were assumed obligations and non-cash consideration. In 2024, €177 was paid in cash and €54 were assumed obligations and non–cash consideration. In 2023, €3,142 was paid in cash and €61 were assumed obligations or non-cash consideration.

In 2025, the Company’s acquisition spending was driven by the purchase of dialysis clinics. In 2024, the Company’s acquisition spending was driven by the purchase of certain assets from a medical technology business. In 2023, the Company’s acquisition spending was driven primarily by the purchase of dialysis clinics and other healthcare service facilities in the normal course of its operations.

Impacts on consolidated financial statements from acquisitions

The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company’s financial statements and operating results from the effective date of acquisition. The measurement period adjustments from the previous year’s acquisitions did not have a significant impact on the consolidated financial statements in 2025.

The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €14,302 and €231 at December 31, 2025 and 2024, respectively.

The purchase price allocations for all collectively and individually non-material acquisitions for 2025 are not yet finalized. The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocations, primarily related to property, plant, and equipment, intangible assets, accounts receivable, and other liabilities. In 2025, based on preliminary purchase price allocations, the Company recorded €14,302 of goodwill, which represents the share of both controlling and noncontrolling interests. Goodwill is mainly attributable to anticipated synergies and future cash flows expected to be generated for these acquisitions.

Business combinations during 2025 increased the Company’s net income attributable to shareholders of FME AG (Net Income) by €1,370, excluding the costs of the acquisitions, and revenue increased by €6,475. Total assets increased €23,055 mainly due to business combinations.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Investments (including debt securities) and purchases of intangible assets

Investments (including debt securities) and purchases of intangible assets were €94,191, €104,390, and €134,423 in 2025, 2024, and 2023, respectively. These amounts were primarily driven by investments in debt securities in 2025, 2024, and 2023. Of these amounts, €94,191, €104,390, and €134,423 were paid in cash in 2025, 2024, and 2023, respectively.

Divestitures and sale of debt securities and equity investments

Proceeds from divestitures, net of cash disposed, and sale of debt securities were €301,610, €910,911, and €326,696 in 2025, 2024, and 2023, respectively. For 2025, 2024, and 2023, these amounts are mainly related to the divestments as part of our review of our business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization) and also include divestments of debt securities and equity investments. In 2025, €285,637 was received in cash and €15,973 were non–cash components. In 2024, €704,883 was received in cash and €206,028 were non-cash components. In 2023, €261,796 was received in cash and €64,900 were non-cash components.

As a result of the loss of control relating to divestitures, the Company divested current assets of €138,892, €746,181, and €119,709 (including cash of €5,025, €13,622, and €33,151), non-current assets of €46,755, €326,525 and €402,702, current liabilities of €35,605, €352,869 and €53,015, and non-current liabilities of €30,021, €213,743, and €26,491 in 2025, 2024, and 2023, respectively.

4.Disposal groups classified as held for sale

In February 2025, the Company’s management entered into an agreement to sell select assets of the Company’s wholly owned Spectra Laboratories, which was included in its Care Delivery segment. In December 2025, the closing conditions necessary to complete the sale were met and control of the assets were transferred to the buyer. The sale of the select assets qualifies as a divestiture of a business. The divestiture did not result in an impairment loss based upon the measurement of assets held for sale and the disposal group is recorded at its carrying amount. See note 5 e) for further details on impairment losses based upon the measurement of assets held for sale as well as other impairment of assets related to the proposed divestitures during 2025, 2024, and 2023.

As of December 31, 2025 and 2024, the following assets and liabilities were classified as held for sale. As a result of the completion of transactions during 2025, the amounts presented in the current year represent assets of disposal groups classified as held for sale that are immaterial both individually and in the aggregate:

Assets and liabilities of disposal groups classified as held for sale in € K
	2025	2024

Cash and cash equivalents	—	5,141
Trade accounts and other receivables from unrelated parties	—	27,085
Property, plant and equipment	—	16,346
Right-of-use assets	—	5,915
Goodwill (1)	—	92,557
Other	3,595	13,969
Assets held for sale	3,595	161,013

Accounts payable to unrelated parties	—	1,628
Lease liabilities	—	6,097
Provisions and other liabilities	—	19,786
Liability directly associated with assets held for sale	—	27,511
(1)	Goodwill was allocated to the disposal groups on a relative fair value basis.

As of December 31, 2025, 2024, and 2023, the accumulated foreign currency translation losses recognized in other comprehensive income related to the disposal groups amounted to €0, €44,693, and €4,230, respectively.

For information regarding disposal groups previously held for sale and subsequently divested, including the gains and losses recorded as a result of these divestitures, see notes 3 and 5 e).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

5.Notes to the consolidated statements of income

a)Revenue

The Company recognized the following revenue in the consolidated statements of income for the years ended December 31, 2025, 2024, and 2023:

Revenue
in € K
	Revenue from	Revenue from	Revenue from
	contracts with	insurance	lease
	customers	contracts	contracts	Total

	For the year ended December 31, 2025

Healthcare services	13,097,267	—	—	13,097,267
Healthcare products	4,325,723	—	87,902	4,413,625
Insurance contracts	—	2,116,710	—	2,116,710
Total	17,422,990	2,116,710	87,902	19,627,602

	For the year ended December 31, 2024

Healthcare services	13,471,363	—	—	13,471,363
Healthcare products	4,186,195	—	64,327	4,250,522
Insurance contracts	—	1,614,024	—	1,614,024
Total	17,657,558	1,614,024	64,327	19,335,909

	For the year ended December 31, 2023

Healthcare services	14,166,796	—	—	14,166,796
Healthcare products	3,979,122	—	80,559	4,059,681
Insurance contracts	—	1,227,140	—	1,227,140
Total	18,145,918	1,227,140	80,559	19,453,617

The following table contains a disaggregation of revenue by categories for the years ended December 31, 2025, 2024, and 2023:

Disaggregation of revenue by categories
in € K
	For the year ended December 31,
	2025	2024	2023
Care Delivery	13,736,272	14,003,461	14,748,611
Thereof: U.S.	11,506,548	11,526,296	11,836,065
Thereof: International	2,229,724	2,477,165	2,912,546
Value-Based Care	2,247,373	1,752,456	1,277,116
Care Enablement	5,476,187	5,556,534	5,345,428
Inter-segment eliminations	(1,832,230)	(1,976,542)	(1,917,538)
Total	19,627,602	19,335,909	19,453,617
(1)	For further information on the revenue attributable to the Company’s operating segments, see note 29.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company recognized the following amounts as receivables and contract liabilities relating to contracts with customers for the years ended December 31, 2025 and 2024:

Trade accounts receivables from unrelated parties and contract liabilities in € K
	2025	2024

Trade accounts receivables from unrelated parties	2,988,956	3,238,090
Contract liabilities	113,154	66,735

Impairment loss in the amount of €29,252, €18,694, and €111,193 for the years ended December 31, 2025, 2024, and 2023, respectively, related to receivables arising from contracts with customers.

The change in contract liabilities during the period results from the ordinary course of business.

Contract liabilities primarily relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions.

Contract liabilities are shown in the consolidated balance sheet in line items “Current provisions and other current liabilities” and “Non-current provisions and other non-current liabilities.”

At December 31, 2025, revenue recognized that was included in contract liabilities at the beginning of the period was €46,252 (2024: €31,713).

At December 31, 2025, performance obligations of €771,302 (2024: €697,620) are unsatisfied (or partially unsatisfied).

The expected recognition of the transaction price allocated to unsatisfied performance obligations as revenue for the next five years and in the aggregate for the five years thereafter is as follows:

Unsatisfied performance obligations
in € K
	2025	2024

1 year	288,738	234,739
1 - 3 years	301,932	308,734
3 - 5 years	110,105	122,351
5 - 10 years	70,527	31,796
Total	771,302	697,620

b)Selling, general and administrative expense

Selling, general and administrative expense recorded in the consolidated statements of income comprises both distribution costs as well as general and administrative expense. Distribution costs are generated in the selling, marketing, and warehousing functions of the Company which are not attributable to production or R&D. General and administrative expense is generated in the administrative function of the Company’s business and is not attributable to selling, production or R&D.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The following table discloses the distribution costs as well as general and administrative expense recorded by the Company for the years ended December 31, 2025, 2024, and 2023:

Selling, general and administrative expense
in € K
	2025	2024	2023
Distribution costs(1)	618,137	660,433	706,401
General and administrative expense(1)	2,414,591	2,482,386	2,489,935
Selling, general and administrative expense	3,032,728	3,142,819	3,196,336
(1)The Company reclassified €116,099 and €101,560 from “Distribution costs” to “General and administrative expense” for the years ended December 31, 2024 and 2023 as a result of a change in accounting policy made to improve the presentation of core administrative functions that support the Company’s operational infrastructure, particularly in relation to patient service-related costs within the revenue cycle management process, including insurance verification, pre-authorizations, coding, claims submission, cash posting, and denial management.

c)Cost of materials

The cost of materials for the year ended December 31, 2025, 2024, and 2023 consisted of the following:

Cost of materials
in € K
	2025	2024	2023

Cost of raw materials, supplies and purchased components	4,107,887	4,023,978	4,170,690
Cost of purchased services	409,553	354,417	316,945
Cost of materials	4,517,440	4,378,395	4,487,635

d)Personnel expenses

Personnel expenses included within costs of revenue, selling, general and administrative expenses, and research and development expenses consisted of the following:

Personnel expenses
in € K
	2025	2024	2023

Wages and salaries	6,242,754	6,425,067	6,437,582
Social security contributions and cost of retirement benefits and social assistance	1,408,300	1,363,751	1,330,628
thereof retirement benefits	185,119	199,265	194,307
Personnel expenses	7,651,054	7,788,818	7,768,210

The Company employed the following personnel on a total headcount basis, on average, for the following years:

Employees by function
	2025	2024	2023

Production and services	95,025	96,938	105,894
Administration(1)	7,920	8,339	9,118
Sales and marketing(1)	6,627	7,212	6,808
Research and development	1,452	1,351	1,300
Total employees	111,024	113,840	123,120

(1)The Company reclassified personnel on a total headcount basis, on average, in the amount of 1,071 and 1,185 from “Sales and marketing” to “Administration” for the years ended December 31, 2024 and 2023 as a result of a change in accounting policy made to improve the presentation of core administrative functions that support the Company’s operational infrastructure, particularly in relation to patient service - related costs within the revenue cycle management process, including insurance verification, pre-authorizations, coding, claims submission, cash posting, and denial management.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

e)Other operating income and expense

The following table contains reconciliations of the amounts included in other operating income and expense for the years ended December 31, 2025, 2024, and 2023:

Other operating income
in € K	For the year ended December 31,
	2025	2024	2023

Foreign exchange gains	359,962	352,041	280,323
Gains on right-of-use assets, from the sale of fixed assets, clinics and investments	9,136	29,579	33,921
Revaluation of certain investments (1)	7,254	51,572	14,671
Income from strategic transactions and programs	17,795	116,607	60,843
Income attributable to a consent agreement on foregone profits from the sale of certain pharmaceuticals to non-associated companies	43,050	71,994	46,919
Other	90,902	138,325	78,570
Other operating income	528,099	760,118	515,247

Other operating expense
in € K	For the year ended December 31,
	2025	2024	2023

Foreign exchange losses	403,756	375,098	315,821
Losses on right-of-use assets, from the sale of fixed assets, clinics and investments	8,143	14,923	29,082
Revaluation of certain investments (1)	84,292	7,544	—
Expenses from strategic transactions and programs	122,162	434,088	320,765
Other	102,304	101,285	98,625
Other operating expense	720,657	932,938	764,293
(1)	Primarily driven by the remeasurement of the Company’s investment in Humacyte, Inc. for the years ended December 31, 2025, 2024, and 2023.

Included within the “income from strategic transactions and programs” line item in other operating income are the gains from divestitures of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization. The amount presented for the year ended December 31, 2025 primarily relates to the recovery of receivables associated with the divestiture of the Company’s service business in Ecuador, gains from the sale of the Company’s service businesses in Kazakhstan and Malaysia, and the gain from the sale of select assets of the Company’s wholly owned Spectra Laboratories. The amount presented for the year ended December 31, 2024 primarily relates to the revaluation of certain assets held for sale in the amount of €14,896 and gains from the divestiture of certain businesses in the amount of €89,248. The gains from the divestiture of certain businesses relate primarily to the divestiture of Cura Day Hospitals Group in Australia and the divestiture of certain clinics, both as part of Legacy Portfolio Optimization. The amount presented for the year ended December 31, 2023 relates to a gain on the divestiture of National Cardiovascular Partners (NCP).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Included within the “expenses from strategic transactions and programs” line item in other operating expense are the divestitures (including proposed divestitures as of each reporting date and associated impairment losses) of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization and the FME25+ Program. For further information on the proposed divestitures and associated impairment losses, see note 4. Consistent with the Company’s policy to present impairment losses within other operating expense, such costs related to costs of revenue, selling, general and administrative expense, or R&D expense are included within other operating expense. “Expenses from strategic transactions and programs” primarily consist of:

●	strategic divestiture program expenses identified during the Legacy Portfolio Optimization program. In 2025, 2024, and 2023, the amounts primarily include the proposed divestitures identified in note 4, the cessation of a dialysis cycler development program, impairment losses resulting from the measurement of asset held for sale (NCP as well as the Company’s service businesses in Brazil, Colombia, Curacao, Ecuador, Guatemala, Kazakhstan, Malaysia, Peru, and Türkiye), the divestitures of the Company’s service businesses in Argentina, Brazil, Chile, Colombia, Curacao, Ecuador, Guatemala, Sub-Saharan Africa, Peru, Türkiye, and the Cura Day Hospitals Group in Australia (in connection with Legacy Portfolio Optimization) and the write-down of non-current assets and a provision for onerous contracts related to the proposed divestitures. For the year ended December 31, 2025, the Company recorded a net loss related to reclassification adjustments of foreign currency translation in the amount of €61,520, of which €60,415 related to the Legacy Portfolio Optimization program. For the year ended December 31, 2024, the Company recorded a net loss related to reclassification adjustments of foreign currency translation in the amount of €115,570, of which €120,885 related to the Legacy Portfolio Optimization program. For the year ended December 31, 2023, the Company recorded a net loss related to reclassification adjustments of foreign currency translation in the amount of €17,125, of which €19,422 related to the Legacy Portfolio Optimization program. Reclassification adjustments of foreign currency translation that do not relate to strategic programs are included in the “Other” line item in the table above;

●	certain impairment losses in connection with the FME25+ Program; and

●	certain costs associated with the Conversion, primarily related to the requisite relabeling of its products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs).

Expenses from strategic transactions and programs comprised the following for the years ended December 31, 2025, 2024, and 2023:

Expenses from strategic transactions and programs
in € K
	For the year ended December 31,
	2025	2024	2023
Derecognition of capitalized development costs and termination costs(1)	—	—	58,818
Legacy Portfolio Optimization	—	—	58,818
Impairment of intangible and tangible assets(2)	14,961	112,095	48,768
Legacy Portfolio Optimization	13,797	105,845	34,894
FME25+ Program	1,164	6,250	13,874
Impairment resulting from the measurement of assets held for sale	8,793	118,375	74,616
Legacy Portfolio Optimization	8,793	118,375	62,724
FME25+ Program	—	—	11,892
Loss from the sale of business	47,241	132,202	93,859
Legacy Portfolio Optimization	47,241	132,202	93,859
Other(3)	51,167	71,416	44,704
Legacy Portfolio Optimization	47,660	61,536	14,744
Legal Form Conversion Costs	3,507	9,330	29,960
FME25+ Program	—	550	—
Expenses from strategic transactions and programs	122,162	434,088	320,765
(1)	Primarily R&D expense.
(2)	For the years ended December 31, 2025 and 2024, the amounts relate primarily to costs of revenue and selling, general and administrative expense, while the amounts for the year ended December 31, 2023 relates primarily to R&D expense.
(3)	For the years ended December 31, 2025, 2024, and 2023, the amounts relate primarily to selling, general and administrative expense.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

For more information on the disposal groups classified as held for sale, see note 4.

f)Net interest

Net interest in the amount of €314,798 (2024: €335,469 and 2023: €336,423) included interest expense of €384,409 (2024: €407,044 and 2023: €424,640) and interest income of €69,611 (2024: €71,575 and 2023: €88,217). Interest expense resulted mainly from the Company’s financial liabilities including outstanding bonds and loans (see note 16 and note 17), lease liabilities and lease liabilities from related parties (see note 6 b) and note 24), foreign currency swaps and, in 2024, interest expense on taxes related to a settlement. In 2025, interest income primarily resulted from bank deposits, investments and debt securities, foreign currency swaps, finance lease receivables, and trade accounts receivable from unrelated parties. In 2024, interest income primarily resulted from bank deposits, investments and debt securities, finance lease receivables, and foreign currency swaps. In 2023, interest income primarily resulted from investments, debt securities and royalty receivables, interest on lease receivables, and interest on bank deposits.

g)Income taxes

Income before income taxes is attributable to the following geographic locations:

Income before income taxes
in € K
	2025	2024	2023

Germany	179,681	(30,436)	(91,082)
United States	863,117	688,903	725,848
Other	469,440	398,459	398,249
Total	1,512,238	1,056,926	1,033,015

Income tax expense (benefit) for the years ended December 31, 2025, 2024, and 2023 consisted of the following:

Income tax expense (benefit)
in € K
	2025	2024	2023
Current
Germany	45,967	69,971	20,947
United States	168,024	179,423	290,787
Other	134,192	139,333	110,972
	348,183	388,727	422,706
Deferred
Germany	11,033	(37,765)	34,018
United States	(13,922)	(48,565)	(150,225)
Other	(24,323)	13,659	(5,942)
	(27,212)	(72,671)	(122,149)
Total	320,971	316,056	300,557

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 30.28%, 30.34%, and 30.32% for the fiscal years ended December 31, 2025, 2024, and 2023, respectively. A reconciliation between the expected and actual income tax expense is shown below. In 2025, the decrease in non - deductible expenses as compared to 2024 results from lower non - deductible expenses related to Legacy Portfolio Optimization while the change from tax expense for prior years recorded in 2024 to tax income for prior years recorded in 2025 is mainly related to the derecognition of certain deferred tax liabilities initially established in connection with the 2022 Interwell Health transaction (Interwell Health Deferred Tax Reversal) (see note 26). In Germany, the legislature implemented a gradual reduction of the corporate tax rate from 15% to 10% from 2028 until 2032 leading to increased effects in tax rate changes. The increase in withholding taxes in 2025 as compared to 2024 mainly relates to non - deductible and non - creditable foreign taxes in the U.S.

Reconciliation of income taxes
in € K
	2025	2024	2023

Expected corporate income tax expense	457,906	320,671	313,158
Tax free income	(41,691)	(40,859)	(39,550)
Income from equity method investees	(53,085)	(33,142)	(25,570)
Tax rate differentials	(62,739)	(45,636)	(47,586)
Non-deductible expenses	47,103	97,141	114,182
Tax expense (income) for prior years	(32,129)	10,087	(16,867)
Noncontrolling partnership interests	(54,363)	(46,779)	(58,345)
Tax rate changes	(7,463)	(166)	442
Change in realizability of deferred tax assets and tax credits	30,529	32,415	44,287
Withholding taxes	21,820	8,371	15,124
Other	15,083	13,953	1,282
Income tax expense	320,971	316,056	300,557

Effective tax rate	21.2%	29.9%	29.1%

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2025 and 2024, are presented below:

Deferred income tax assets and liabilities
in € K
	2025	2024
Deferred tax assets
Trade accounts receivable	49,679	46,585
Inventories	72,048	93,831
Intangible assets	1,395	1,193
Property, plant and equipment and other non-current assets	74,131	95,587
Lease liabilities	643,689	779,241
Provisions and other liabilities	283,654	286,048
Pension liabilities	97,252	123,368
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	97,891	119,453
Derivatives	2,535	8,704
Other	7,824	7,168
Total deferred tax assets	1,330,098	1,561,178

Deferred tax liabilities
Trade accounts receivable	35,502	3,650
Inventories	4,041	3,464
Intangible assets	812,160	936,036
Property, plant and equipment and other non-current assets	175,443	183,762
Right-of-use assets	548,195	676,860
Provisions and other liabilities	5,665	39,826
Pension liabilities	1,978	1
Derivatives	4,073	6,530
Other	196,017	190,430
Total deferred tax liabilities	1,783,074	2,040,559
Net deferred tax liabilities	(452,976)	(479,381)

In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

Net deferred income tax assets and liabilities
in € K
	2025	2024

Deferred tax assets	236,547	229,509
Deferred tax liabilities	689,523	708,890
Net deferred tax liabilities	(452,976)	(479,381)

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit) due to deferred taxes that are booked directly to equity, the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, and the acquisition and disposal of entities as part of ordinary activities.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which the Company operates, and expire as follows:

Net operating loss carryforwards
in € K
For the year ended December 31, 2025		For the year ended December 31, 2024
2026	31,501	2025	13,993
2027	48,245	2026	32,500
2028	31,521	2027	49,674
2029	84,242	2028	34,646
2030	26,498	2029	89,237
2031	1,960	2030	23,492
2032	6,738	2031	12,357
2033	2,796	2032	5,175
2034	801	2033	2,127
2035 and thereafter	235,354	2034 and thereafter	202,457
Without expiration date	442,371	Without expiration date	491,773
Total	912,027	Total	957,431

Included in the balance of net operating loss carryforwards at December 31, 2025 are €689,694 (2024: €731,303) not expected to be absorbed. Deferred tax assets regarding this portion are not recognized. The utilization of deferred tax assets arising from entities which suffered a loss is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable differences. Additionally, at December 31, 2025 and 2024, the Company had an unrecognized net deferred tax asset arising from unutilized notional interest deduction of $479,008 and $323,999, respectively (€407,667 and €311,867, respectively).

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment and believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2025.

The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2025, the Company provided for €10,523 (2024: €8,643) of deferred tax liabilities associated with earnings that are likely to be distributed in the following year(s). Provision has not been made for additional taxes on €8,967,622 (2024: €9,558,889) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

At December 31, 2025, the Company recognized income tax expenses related to Pillar Two income taxes in the amount of €7,630 (2024: €5,702). The main jurisdictions in which exposures to this tax exist include Malta and Türkiye.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

6.Related party transactions

Based on its current share ownership as of December 31, 2025, Fresenius SE, under the Company’s Articles of Association, has the right to appoint one of the six shareholder representatives to the Company’s Supervisory Board. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In March 2025, Fresenius SE sold 10,600,000 of the Company’s shares, and in addition issued bonds to investors that are exchangeable for shares of the Company to be delivered by Fresenius SE. In announcing these transactions, Fresenius SE stated that it intends to retain no less than 25% plus one share of the Company’s shares. After giving effect to its sale of 10,600,000 shares, Fresenius SE remains the Company’s largest shareholder and owns 27.8% of the Company’s issued shares at December 31, 2025.

The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, products and leases are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements with certain equity-method investees as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below.

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

Post-Conversion, the Company is party to service agreements with Fresenius SE Companies to receive services, including, but not limited to: administrative and facility management services, employee benefit administration, information technology and certain treasury services. These related party agreements have generally been entered into for periods, or in some cases transitional periods, from several months up to four years (in some cases subject to change requests or with extension options).

The Company provides administrative services to one of its equity method investees. The Company also sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. The Company has also entered into a limited amount of shared procurement contracts with Fresenius SE Companies for the purchase of products from third parties.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €226,723 of pharmaceuticals, of which €226,723 is committed at December 31, 2025 for 2026 (€522,091 and €265,666, respectively, at December 31, 2024 for 2025). The terms of these agreements run up to, latest, December 31, 2028. For further information regarding the Company’s interest in associates, including this equity method investment, see note 13.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties
in € K
	2025		2024		2023		December 31, 2025		December 31, 2024
	Sales of	Purchases of	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	75	9,366	241	24,106	136	40,478	173	1,488	83	196
Fresenius SE affiliates	4,106	46,773	1,535	75,465	3,324	87,984	396	649	1,555	3,170
Equity method investees	5,550	43	6,192	18	8,573	154	4,734	—	19,408	—
Total	9,731	56,182	7,968	99,589	12,033	128,616	5,303	2,137	21,046	3,366

Products
Fresenius SE affiliates	68,428	43,706	70,875	22,785	72,500	25,148	27,380	9,624	19,890	7,818
Equity method investees	—	550,641	—	381,383	—	437,288	—	73,228	—	43,544
Total	68,428	594,347	70,875	404,168	72,500	462,436	27,380	82,852	19,890	51,362
(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €1,333 and €11,581 at December 31, 2025 and 2024, respectively.

b)Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and, until December 31, 2025, included the Company’s production sites in Schweinfurt and St. Wendel, Germany. The corporate headquarter leases have maturities up to the end of 2029.

Effective December 31, 2025, pursuant to an agreement signed on October 17, 2025, Fresenius Medical Care Deutschland GmbH purchased the Company’s production sites in Schweinfurt and St. Wendel, Germany, which were previously leased from Fresenius SE Companies, for a total transaction cost of €181,373 (including a purchase price paid to Fresenius SE Companies in the amount of €171,642). The Company applied the component approach in accordance with IAS 16, recognizing significant parts of the acquired assets as separate component assets and assigned each component its own useful life and associated depreciation methodology for the transaction.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties
in € K
	2025			2024			2023
		Interest	Lease		Interest	Lease		Interest	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)
Fresenius SE	6,757	230	233	6,591	306	398	7,738	1,148	291
Fresenius SE affiliates	16,496	1,284	—	18,347	1,907	—	17,817	1,438	—
Total	23,253	1,514	233	24,938	2,213	398	25,555	2,586	291
(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

Lease agreements with related parties
in € K
	December 31, 2025		December 31, 2024
	Right-of-use	Lease	Right-of-use	Lease
	asset	liability	asset	liability
Fresenius SE	17,522	18,102	22,997	24,953
Fresenius SE affiliates	—	—	87,044	87,910
Total	17,522	18,102	110,041	112,863

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

c)Financing

As of December 31, 2025 and December 31, 2024, the Company had outstanding accounts payable related to a cash pooling program with certain equity-method investees in the amount of €12,962 and €25,316, respectively. The interest rates for these cash management arrangements were set on a daily basis and were based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

d)Key management personnel

Due to the Company’s previous legal form of a German partnership limited by shares until the effectiveness of the Conversion, Fresenius Medical Care Management AG (Management AG), the Company’s former general partner (General Partner), held a key management position within the Company. In addition, as key management personnel, members of the management board and supervisory board of Management AG, as well as their close relatives, were considered related parties. Upon effectiveness of the Conversion, the General Partner exited the Company and is no longer entitled to reimbursement of the remuneration of its board members. The members of the Supervisory Board and the Management Board, as key management personnel, as well as their close relatives, are considered related parties of the Company. Also upon effectiveness of the Conversion, the existing service agreements between the General Partner and the members of the management board of Management AG were transferred to FME AG at unchanged conditions. The Company’s unfunded pension plan in Germany also comprises the benefit obligations of former board members of Management AG as well as of active board members which were appointed to the Management Board before January 1, 2019 in the amount of €55,434 and €60,381 as of December 31, 2025 and 2024, respectively. The plan which was funded by insurance contracts comprised the benefit obligations of active board members which were appointed to the Management Board after January 1, 2019 in the amount of €4,137 as of December 31, 2024. This plan was settled in 2025 through an early payment of the entitlements resulting in no remaining benefit obligations as of December 31, 2025. The Company has also entered into service agreements with new members of the Management Board who joined subsequent to the Conversion. The long-term incentive plans of Management AG applying to the former members of the management board of Management AG established before the Conversion were adopted by the Supervisory Board as compensation plans of the Company. Certain members of the Supervisory Board are employed by the Company and receive salary and benefits under their employment arrangements. Such arrangements reflect the nature and requirements of their functions and are consistent with the Company’s general remuneration framework. For further information regarding the Conversion, see note 1.

Prior to the Conversion, the Company’s Articles of Association provided that the General Partner shall be reimbursed for any and all expenses in connection with the management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the management board of Management AG. The aggregate amount reimbursed to the General Partner was €31,361 for its management services during 2023 and included an annual fee of €110 as compensation for assuming liability as general partner. The Company’s Articles of Association set the annual fee at 4% of the amount of the General Partner’s share capital (€3,000 as of the date of the Conversion).

For information regarding compensation of the Management Board and the Supervisory Board of the Company see note 31.

7.Cash and cash equivalents

As of December 31, 2025 and 2024, cash and cash equivalents are as follows:

Cash and cash equivalents
in € K
	2025	2024
Cash	929,692	837,328
Securities and time deposits	669,421	342,859
Cash and cash equivalents	1,599,113	1,180,187

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statement of cash flows, include at December 31, 2025 an amount of €16,595 (2024: €29,240), primarily related to collateral requirements towards an insurance company in the U.S. that are not available for use, but are accessible upon demand.

For further information on the Company’s multi-currency notional pooling cash management system, see note 16.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

8.Trade accounts and other receivables from unrelated parties

As of December 31, 2025 and December 31, 2024, trade accounts and other receivables from unrelated parties are as follows:

Trade accounts and other receivables from unrelated parties
in € K
	December 31, 2025		December 31, 2024
		thereof credit-		thereof credit-
		impaired (1)		impaired (1)
Trade accounts and other receivables, gross	3,349,982	403,806	3,573,550	371,862
thereof finance lease receivables	64,385	—	68,460	—
less expected credit losses	(207,684)	(158,233)	(206,439)	(139,170)
Trade accounts and other receivables	3,142,298	245,573	3,367,111	232,692
(1)	Trade accounts receivable balances are credit-impaired when one or more events have occurred that have a detrimental impact on the estimated future cash flows of the receivable balance (e.g. overdue by more than one year, etc.).

Other receivables in the amount of €124,294 at December 31, 2025 (December 31, 2024: €108,931) include receivables from finance leases, operating leases and insurance contracts. For further information, see note 1 k).

All trade accounts and other receivables from unrelated parties are due within one year.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €102,235 at December 31, 2025 (December 31, 2024: €111,864) are included in the balance sheet item “Other non-current financial assets.” The majority of finance lease receivables are due within 5 years.

The following table shows the development of expected credit losses in the fiscal years 2025, 2024, and 2023:

Development of expected credit losses for doubtful accounts from unrelated parties in K €
	2025	2024	2023

Expected credit losses as of January 1	206,439	261,854	168,681
Change in valuation allowances as recorded in the consolidated statements of income	28,966	18,968	112,242
Write-offs and recoveries of amounts previously written-off	(19,685)	(37,622)	(11,617)
Changes in consolidation group	(106)	(23,030)	(872)
Reclassifications (1)	—	(13,264)	(924)
Foreign currency translation	(7,930)	(467)	(5,656)
Expected credit losses as of December 31	207,684	206,439	261,854
(1)	Includes expected credit losses related to trade accounts and other receivables from unrelated parties which have been reclassified as assets held for sale.

The following tables show the aging analysis of trade accounts and other receivables from unrelated parties and expected credit losses as of December 31, 2025 and as of December 31, 2024:

Aging analysis of trade accounts and other receivables from unrelated parties 2025 in € K

		up to 3	3 to 6	6 to 12	more than
		months	months	months	12 months
	not overdue	overdue	overdue	overdue	overdue	Total

Trade accounts and other receivables	2,215,955	580,862	149,619	185,143	218,403	3,349,982
less expected credit losses	(36,890)	(5,959)	(4,515)	(11,412)	(148,908)	(207,684)
Trade accounts and other receivables, net	2,179,065	574,903	145,104	173,731	69,495	3,142,298

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Aging analysis of trade accounts and other receivables from unrelated parties 2024 in € K

		up to 3	3 to 6	6 to 12	more than
		months	months	months	12 months
	not overdue	overdue	overdue	overdue	overdue	Total

Trade accounts and other receivables	2,147,823	733,582	201,243	250,406	240,496	3,573,550
less expected credit losses	(34,555)	(5,187)	(8,763)	(25,273)	(132,661)	(206,439)
Trade accounts and other receivables, net	2,113,268	728,395	192,480	225,133	107,835	3,367,111

The following table provides a reconciliation of the Company’s portfolios of insurance and reinsurance contracts, showing the change in insurance and reinsurance contract receivables (liabilities) as of December 31, 2025 and 2024.

Reinsurance contract receivables and liabilities
in € K	2025			2024
		Risk			Risk
	Present	adjustment		Present	adjustment
	value of	for non-		value of	for non-
	future	financial		future	financial
	cash flows	risk	Total	cash flows	risk	Total
Reinsurance contract receivables (liabilities) as at January 1,	(9,287)	(701)	(9,988)	53,137	(931)	52,206
Incurred claims and other directly attributable expenses	(211,997)	208	(211,789)	(245,035)	278	(244,757)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC(1)	19,354	—	19,354	(58,654)	—	(58,654)
Claims and other directly attributable expenses paid	(618,473)	—	(618,473)	(562,067)	—	(562,067)
Premium revenue	827,891	—	827,891	802,597	—	802,597
Foreign currency translation and other changes	433	74	507	735	(48)	687
Reinsurance contract receivables (liabilities) as at December 31,	7,921	(419)	7,502	(9,287)	(701)	(9,988)
(1)	Changes that relate to past service include premium revenue, or a reduction in premium revenue, for past performance years of €32,974 and €(14,916) as of December 31, 2025 and 2024, respectively.

Insurance contract receivables and liabilities
in € K	2025			2024
		Risk			Risk
	Present	adjustment		Present	adjustment
	value of	for non-		value of	for non-
	future	financial		future	financial
	cash flows	risk	Total	cash flows	risk	Total
Insurance contract receivables (liabilities) as at January 1,	(7,751)	(588)	(8,339)	27,389	(553)	26,836
Incurred claims and other directly attributable expenses	(367,292)	(58)	(367,350)	(242,885)	—	(242,885)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC(1)	8,475	—	8,475	(16,108)	—	(16,108)
Claims and other directly attributable expenses paid	(845,988)	—	(845,988)	(604,843)	—	(604,843)
Premium revenue	1,225,709	—	1,225,709	828,437	—	828,437
Foreign currency translation and other changes	95	70	165	259	(35)	224
Insurance contract receivables (liabilities) as at December 31,	13,248	(576)	12,672	(7,751)	(588)	(8,339)
(1)	Changes that relate to past service include premium revenue, or a reduction in premium revenue, for past performance years of €30,137 and €(2,095) as of December 31, 2025 and 2024, respectively.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

9.Inventories

At December 31, 2025 and December 31, 2024, inventories consisted of the following:

Inventories

in € K

	2025	2024

Finished goods	1,251,141	1,182,034
Healthcare supplies	413,453	417,475
Raw materials and purchased components	329,299	344,311
Work in process	146,878	124,102
Inventories	2,140,771	2,067,922

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €396,702 of materials, of which €246,754 is committed at December 31, 2025 for 2026 (€278,139 and €191,982, respectively, at December 31, 2024 for 2025). The terms of these agreements run 1 to 5 years. Further unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 6.

Write-downs of inventories amounted to €135,005 and €116,358 for the years ended December 31, 2025 and 2024, respectively.

10.Other current financial and non-financial assets

At December 31, 2025 and 2024, other current financial assets consisted of the following:

Other current financial assets
in € K
	2025	2024

Debt securities	127,536	149,361
Notes receivable	65,417	48,049
Receivables for supplier rebates	94,785	27,696
Derivatives	23,684	24,088
Third party receivables from the sale of investments	9,417	23,560
Deposit / guarantee / security	13,477	13,732
Loans to customers or suppliers	953	986
Other	111,235	146,268
Total	446,504	433,740

The item “Other” in the table above includes receivables related primarily to a consent agreement on certain pharmaceuticals as of December 31, 2025.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

At December 31, 2025 and 2024, other current assets consisted of the following:

Other current assets

in € K

	2025	2024

Income tax receivable	126,197	248,668
Other tax receivable	164,192	142,573
Payments on account	138,225	127,116
Prepaid insurance	5,440	27,068
Interest receivables related to income tax	21,397	21,289
Prepaid rent	4,398	14,556
Other	73,587	90,565
Total	533,436	671,835

The item “Other” in the table above includes various prepaid expenses relating to, amongst others, utility costs and freight expense.

11.Property, plant and equipment

At December 31, 2025 and 2024, the acquisition or manufacturing costs and the accumulated depreciation and impairment of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs

in € K

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2025	translation	group	Additions	Reclassifications (1)	Disposals	2025

Land	63,134	(3,858)	—	10,178	2,549	(480)	71,523
Buildings and improvements	4,580,202	(431,944)	(5,549)	197,168	173,216	(107,161)	4,405,932
Machinery and equipment	5,525,448	(406,550)	2,161	271,610	19,024	(316,502)	5,095,191
Rental & loaned equipment	891,699	(30,467)	(13,310)	99,178	65,126	(62,528)	949,698
Construction in progress	385,659	(20,832)	—	246,507	(257,694)	(3,006)	350,634
Property, plant and equipment	11,446,142	(893,651)	(16,698)	824,641	2,221	(489,677)	10,872,978
(1)	Includes amounts reclassified as assets held for sale.

Acquisition or manufacturing costs

in € K

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2024	translation	group	Additions	Reclassifications (1)	Disposals	2024

Land	65,649	(773)	(452)	453	(835)	(908)	63,134
Buildings and improvements	4,306,223	199,727	(10,821)	35,332	173,622	(123,881)	4,580,202
Machinery and equipment	5,354,640	174,082	(24,624)	272,238	(38,940)	(211,948)	5,525,448
Rental & loaned equipment	873,055	7,820	(4,742)	87,501	10,862	(82,797)	891,699
Construction in progress	384,052	1,247	(236)	250,854	(241,893)	(8,365)	385,659
Property, plant and equipment	10,983,619	382,103	(40,875)	646,378	(97,184)	(427,899)	11,446,142

(1)	Includes amounts reclassified as assets held for sale.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Accumulated depreciation and impairment

in € K

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2025	translation	group	Additions	Impairment	Reclassifications (1)	Disposals	2025

Land	457	(49)	—	—	50	(3)	—	455
Buildings and improvements	3,199,847	(317,718)	(5,325)	242,021	3,545	942	(104,047)	3,019,265
Machinery and equipment	4,011,144	(286,739)	(3,667)	343,864	5,578	(11,718)	(291,384)	3,767,078
Rental & loaned equipment	588,568	(26,046)	(7,388)	88,685	574	12,680	(57,186)	599,887
Construction in progress	—	—	—	—	—	—	—	—
Property, plant and equipment	7,800,016	(630,552)	(16,380)	674,570	9,747	1,901	(452,617)	7,386,685
(1)	Includes amounts reclassified as assets held for sale.

Accumulated depreciation and impairment

in € K

		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2024	translation	group	Additions	Impairment	Reclassifications (1)	Disposals	2024

Land	512	(19)	—	—	340	(340)	(36)	457
Buildings and improvements	2,904,572	148,407	(4,661)	260,168	32,010	(24,597)	(116,052)	3,199,847
Machinery and equipment	3,721,399	118,873	(7,746)	389,972	34,363	(39,948)	(205,769)	4,011,144
Rental & loaned equipment	574,305	10,900	(4,176)	72,685	10,928	2,895	(78,969)	588,568
Construction in progress	51	—	—	—	—	(51)	—	—
Property, plant and equipment	7,200,839	278,161	(16,583)	722,825	77,641	(62,041)	(400,826)	7,800,016
(1)Includes amounts reclassified as assets held for sale.

Book value

in € K

	December 31,	December 31,
	2025	2024

Land	71,068	62,677
Buildings and improvements	1,386,667	1,380,355
Machinery and equipment	1,328,113	1,514,304
Rental & loaned equipment	349,811	303,131
Construction in progress	350,634	385,659
Property, plant and equipment	3,486,293	3,646,126

Depreciation expense for property, plant and equipment amounted to €674,570, €722,825, and €759,732 for the years ended December 31, 2025, 2024, and 2023, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and R&D expenses depending upon the area in which the asset is used.

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €22,003 of property, plant and equipment, of which €19,636 is committed at December 31, 2025 for 2026 (€15,472 and €12,182, respectively, at December 31, 2024 for 2025). The terms of these agreements run 1 to 3 years.

Included in rental & loaned equipment are peritoneal dialysis cycler machines which the Company leases to customers with ESRD on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

12.Intangible assets and goodwill

At December 31, 2025 and 2024, the acquisition or manufacturing costs and the accumulated amortization and impairment of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs

in € K

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2025	translation	group	Additions	Reclassifications(1)	Disposals	2025
Amortizable intangible assets
Non-compete agreements	33,745	(10,842)	719	—	—	(3,972)	19,650
Technology	701,385	(73,616)	—	—	432	(173)	628,028
Licenses and distribution agreements	75,635	(3,958)	—	—	(3,737)	(20,358)	47,582
Customer relationships	74,575	(7,639)	—	—	—	(18,295)	48,641
Intangible assets under construction	417,861	(14,486)	—	133,111	(298,043)	(2,023)	236,420
Internally developed intangibles	425,227	(24,221)	(633)	8,710	294,761	(37,235)	666,609
Other	244,947	(9,354)	1,525	5,196	2,388	(48,367)	196,335
	1,973,375	(144,116)	1,611	147,017	(4,199)	(130,423)	1,843,265
Non-amortizable intangible assets
Trade names	252,825	(29,244)	—	—	—	—	223,581
Management contracts	2,594	(205)	—	—	—	(770)	1,619
Emission certificates	37,354	—	—	—	—	(6,480)	30,874
	292,773	(29,449)	—	—	—	(7,250)	256,074

Intangible assets	2,266,148	(173,565)	1,611	147,017	(4,199)	(137,673)	2,099,339

Goodwill	15,671,740	(1,642,863)	14,283	—	(94,060)	—	13,949,100

(1) Includes amounts reclassified as assets held for sale.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Acquisition or manufacturing costs

in € K

		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2024	translation	group	Additions	Reclassifications(1)	Disposals (2)	2024
Amortizable intangible assets
Non-compete agreements	328,688	7,074	(1,905)	394	(4,301)	(296,205)	33,745
Technology	664,620	37,955	—	—	(73)	(1,117)	701,385
Licenses and distribution agreements	162,687	2,741	(4)	610	(295)	(90,104)	75,635
Customer relationships	71,484	3,280	—	—	—	(189)	74,575
Intangible assets under construction	350,991	8,341	—	82,252	(22,731)	(992)	417,861
Internally developed intangibles	527,282	10,284	(277)	17,984	20,578	(150,624)	425,227
Other	411,803	3,590	(5,122)	5,226	(27,006)	(143,544)	244,947
	2,517,555	73,265	(7,308)	106,466	(33,828)	(682,775)	1,973,375
Non-amortizable intangible assets
Trade names	225,664	14,788	—	—	13,673	(1,300)	252,825
Management contracts	2,534	47	13	—	—	—	2,594
Emission certificates	39,874	—	—	—	—	(2,520)	37,354
	268,072	14,835	13	—	13,673	(3,820)	292,773

Intangible assets	2,785,627	88,100	(7,295)	106,466	(20,155)	(686,595)	2,266,148

Goodwill	15,247,800	812,893	(81,891)	—	(307,062)	—	15,671,740
(1)	Includes amounts reclassified as assets held for sale.
(2)	Included within the amounts presented for non-compete agreements, licenses and distribution agreements, internally developed intangibles, and other intangible assets are €280,839, €90,044, €102,244 and €119,358, respectively, for disposals of fully-amortized intangibles from prior periods.

Accumulated amortization and impairment

in € K

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2025	translation	group	Additions	loss	Reclassifications(1)	Disposals	2025
Amortizable intangible assets
Non-compete agreements	24,589	(10,092)	—	3,379	536	—	(3,973)	14,439
Technology	373,236	(37,767)	—	48,992	—	—	(173)	384,288
Licenses and distribution agreements	67,677	(3,550)	—	2,726	—	—	(20,358)	46,495
Customer relationships	32,327	(3,073)	—	4,504	2,118	5	(18,296)	17,585
Intangible assets under construction	—	—	—	—	—	—	—	—
Internally developed intangibles	243,809	(10,279)	(509)	63,237	1	(95)	(36,421)	259,743
Other	152,439	(2,613)	(116)	18,385	980	81	(47,946)	121,210
	894,077	(67,374)	(625)	141,223	3,635	(9)	(127,167)	843,760
Non-amortizable intangible assets
Trade names	439	(10)	—	—	—	—	—	429
Management contracts	1,552	(121)	—	—	—	—	(770)	661
	1,991	(131)	—	—	—	—	(770)	1,090

Intangible assets	896,068	(67,505)	(625)	141,223	3,635	(9)	(127,937)	844,850

Goodwill	501,088	(43,142)	—	—	8,171	(88,411)	—	377,706

(1) Includes amounts reclassified as assets held for sale.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Accumulated amortization and impairment

in € K

		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December
	2024	translation	group	Additions	loss	Reclassifications(1)	Disposals (2)	31, 2024
Amortizable intangible assets
Non-compete agreements	315,649	6,546	(1,900)	4,689	55	(4,275)	(296,175)	24,589
Technology	305,567	17,469	—	51,300	—	17	(1,117)	373,236
Licenses and distribution agreements	152,706	2,493	(2)	2,772	—	(200)	(90,092)	67,677
Customer relationships	26,713	1,139	—	4,652	—	—	(177)	32,327
Intangible assets under construction	339	7	—	—	—	—	(346)	—
Internally developed intangibles	334,404	5,783	(151)	52,695	1,291	(1,292)	(148,921)	243,809
Other	284,645	441	(4,545)	21,076	8,320	(14,008)	(143,490)	152,439
	1,420,023	33,878	(6,598)	137,184	9,666	(19,758)	(680,318)	894,077
Non-amortizable intangible assets
Trade names	1,769	(30)	—	—	—	—	(1,300)	439
Management contracts	1,508	44	—	—	—	—	—	1,552
	3,277	14	—	—	—	—	(1,300)	1,991

Intangible assets	1,423,300	33,892	(6,598)	137,184	9,666	(19,758)	(681,618)	896,068

Goodwill	597,792	4,723	(32,633)	—	62,189	(130,983)	—	501,088
(1)	Includes amounts reclassified as assets held for sale.
(2)	Included within the amounts presented for non-compete agreements, licenses and distribution agreements, internally developed intangibles and other intangible assets are €280,839, €90,044, €102,244 and €119,358, respectively, for disposals of fully-amortized intangibles from prior periods.

Book value

in € K

	December 31, 2025	December 31, 2024
Amortizable intangible assets
Non-compete agreements	5,211	9,156
Technology	243,740	328,149
Licenses and distribution agreements	1,087	7,958
Customer relationships	31,056	42,248
Intangible assets under construction	236,420	417,861
Internally developed intangibles	406,866	181,418
Other	75,125	92,508
	999,505	1,079,298
Non-amortizable intangible assets
Trade names	223,152	252,386
Management contracts	958	1,042
Emission certificates	30,874	37,354
	254,984	290,782

Intangible assets	1,254,489	1,370,080

Goodwill	13,571,394	15,170,652

The amortization of intangible assets amounted to €141,223, €137,184, and €152,333 for the years ended December 31, 2025, 2024, and 2023, respectively. These expenses are allocated within costs of revenue, selling, general and administrative, and R&D expenses depending upon the area in which the asset is used.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company capitalized development costs of €134,644 in 2025 (€91,066 in 2024), which is included in the line items Internally developed intangibles and Intangible assets under construction in the schedule above and is primarily comprised of healthcare product and IT software development.

Goodwill and intangible assets with indefinite useful lives

The decrease in the carrying amount of goodwill during 2025 is mainly a result of the impact of foreign currency translations.

The carrying amount of goodwill and intangibles with indefinite useful lives is allocated to the groups of CGUs at December 31, 2025 and 2024:

Allocation of the carrying amount to the groups of CGUs

in € K

	Care Delivery		Care Enablement		Value-Based Care
	2025	2024	2025	2024	2025	2024

Goodwill	11,212,997	13,014,925	1,989,734	2,155,727	368,663	n.a.
Management contracts with indefinite useful life	958	1,043	—	—	—	n.a.
Trade names with indefinite useful life	171,492	208,204	39,064	44,181	12,596	n.a.
Emission certificates	—	—	30,874	37,354	—	n.a.

The Company did not record any impairment losses related to goodwill in 2025 and 2024 after comparing the value in use to the respective carrying amount for the Care Delivery, Care Enablement, and Value-Based Care groups of CGUs. See note 29 for a further discussion on our operating segments.

13.Interests in associates

The following table shows the Company’s interests in associates of the Company which management considered to be material to the Company as of December 31, 2025 and 2024:

Interests in associates
in € K, except where otherwise specified
	Country of	Ownership	Method of
Name of the entity	incorporation	interest in %	measurement	Carrying value
				2025	2024

Vifor Fresenius Medical Care Renal Pharma Ltd.	Switzerland	45	Equity method	632,026	580,973
Other associates				31,626	39,858
Equity method investees				663,652	620,831

In December 2010, the Company and CSL Vifor formed a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma Ltd., recognized as an equity method investee of which the Company owns 45%. Vifor Fresenius Medical Care Renal Pharma Ltd. develops and distributes products focused on addressing distinct complications and areas of chronic kidney disease, renal anemia management, mineral and bone management, kidney function preservation and improvement, conditions associated with kidney impairment and its treatment, and cardio-renal management.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The following table contains the summarized financial information for Vifor Fresenius Medical Care Renal Pharma Ltd as of and for the year ended December 31, 2025 and 2024:

Summarized financial information
In € K
Summarized balance sheets	2025	2024

Current assets	824,062	914,502
Non-current assets	439,909	518,589
Current liabilities	277,103	480,640
Non-current liabilities	32,534	34,116
Net assets	954,334	918,335

Reconciliation to carrying amounts (net assets)	2025	2024

Opening balance net assets January 1,	918,335	893,505
Profit for the period	456,306	290,766
Other comprehensive income	(3,428)	(116,914)
Dividends paid	(304,832)	(205,301)
Foreign currency translation	(112,047)	56,279
Closing balance net assets December 31,	954,334	918,335

Company’s share in net assets	429,450	413,251
Other reconciling items(1)	257,528	219,166
Eliminations	(54,952)	(51,444)
Carrying amount	632,026	580,973

	For the year ended	For the year ended
Summarized statement of comprehensive income	December 31, 2025	December 31, 2024

Revenue	950,888	741,183
Profit from continuing operations	456,306	290,766
Profit for the period	456,306	290,766
Other comprehensive income	(3,428)	(116,914)
Total comprehensive income	452,878	173,852

Dividends received	137,174	92,386
(1)	Includes Goodwill as well as impacts from foreign currency translation.

14.Other non-current financial assets

At December 31, 2025 and 2024, other non-current financial assets consisted of the following:

Other non-current financial assets
in € K
	2025	2024

Debt securities	302,683	316,071
Equity investments	89,508	187,600
Other financial assets	267,640	292,185
Total	659,831	795,856

Other financial assets in the table above includes receivables from licensing agreements, finance leases, and deposits and guarantees.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

15.Current provisions and other current financial and non-financial liabilities

Current provisions

The following table shows a reconciliation of the current provisions for 2025:

Development of current provisions

in € K

		Foreign	Changes in
	January 1,	currency	consolidation
	2025	translation	group	Utilized	Reversed	Additions	Reclassifications	December 31, 2025

Personnel expenses	244,382	(19,118)	—	(143,751)	(10,845)	134,132	26,486	231,286
Self-insurance programs	106,520	(13,086)	—	(55,328)	(42,117)	104,777	12,166	112,932
Risk of lawsuit	16,334	(1,377)	—	(4,695)	(2,289)	17,551	(2,427)	23,097
Other current provisions	81,132	(3,884)	—	(16,402)	(9,598)	12,834	(27)	64,055
Current provisions	448,368	(37,465)	—	(220,176)	(64,849)	269,294	36,198	431,370

Self-insurance programs

See note 2 d).

Personnel expenses

Personnel expenses mainly refer to provisions for the Company’s global performance-based compensation plan for managerial staff, the current portion of the provisions for accrued severance payments, provisions for cash-settled share-based plans and jubilee payments. As of December 31, 2025, provisions for the Company’s global performance-based compensation plan for managerial staff amounted to €101,965 (December 31, 2024: €142,446), provisions for accrued severance payments amounted to €53,366 (December 31, 2024: €45,077) and provisions for cash-settled share-based plans amounted to €32,194 (December 31, 2024: €25,309). For further information regarding share-based plans, see note 23.

Risk of lawsuit

Legal matters that the Company currently deems to be material or noteworthy are described in note 25.

Other current provisions

The item “Other current provisions” in the table above includes provisions for repayment obligations related to governmental expenditure ceilings in certain countries, and warranties.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Other current financial liabilities

As of December 31, 2025 and 2024 other current financial liabilities consisted of the following:

Other current financial liabilities
in € K
	2025	2024

Put option liabilities	638,009	807,207
Unapplied cash and receivable credit balances	392,047	464,182
Invoices outstanding	263,330	251,980
Derivatives	10,834	41,859
Customer rebates, bonuses, commissions	130,639	34,416
Legal matters, advisory and audit fees	17,910	27,540
Variable payments outstanding for acquisitions	238	1,127
Other	148,510	159,062
Other current financial liabilities	1,601,517	1,787,373

For information regarding the settlement of put options held by non-physician investors originally granted as part of the 2022 merger of Cricket Health, Interwell Health LLC and Fresenius Health Partners, Inc., see note 26.

Other current liabilities

As of December 31, 2025 and 2024 other current liabilities consisted of the following:

Other current liabilities

in € K

	2025	2024
Personnel liabilities	683,813	726,278
VAT and other (non-income) tax liabilities	139,244	139,981
Contract liabilities	97,951	66,735
Deferred Income	16,414	15,430
Other liabilities	102,321	103,142
Other current liabilities	1,039,743	1,051,566

Personnel liabilities

The personnel liabilities mainly refer to liabilities for wages and salaries, bonuses and vacation payments.

Contract liabilities

Contract liabilities also relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions.

Other liabilities

The item “Other liabilities” in the table above includes interest payables related to income taxes and liabilities for the current portion of pension liabilities.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

16.Short-term debt

At December 31, 2025 and December 31, 2024, short-term debt consisted of the following:

Short-term debt

in € K

	2025	2024
Borrowings under lines of credit	16,852	1,941
Other	163	158
Short-term debt	17,015	2,099

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. As of December 31, 2025 and 2024, the Company did not utilize the commercial paper program.

Borrowings under lines of credit and further availabilities

Borrowings under lines of credit in the amount of €16,852 and €1,941 at December 31, 2025 and 2024, respectively, represented amounts borrowed by the Company and its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2025 and 2024 were 6.51% and 8.57%, respectively.

Excluding amounts available under the Syndicated Credit Facility (see note 17 below), at December 31, 2025 and 2024, the Company had €1,306,931 and €1,508,486 available under other commercial bank agreements, excluding agreements on a subsidiary level, which are readily available for liability management purposes. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s, or its subsidiaries’, guarantee.

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2025 and 2024, cash and borrowings under lines of credit in the amount of €262,385 and €251,353, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of December 31, 2025 was €1,861,498 (December 31, 2024: €1,431,540) and short-term debt from unrelated parties was €279,400 (December 31, 2024: €253,452).

17.Long-term debt

As of December 31, 2025 and 2024, long-term debt consisted of the following:

Long-term debt

in € K

	2025	2024

Schuldschein loans	227,296	228,399
Bonds	6,967,743	6,492,120
Other	92,842	115,589
Long-term debt	7,287,881	6,836,108
Less current portion	(1,596,029)	(575,283)
Long-term debt, less current portion	5,691,852	6,260,825

The Company’s long-term debt as of December 31, 2025, all of which ranks equally in rights of payment, are described as follows:

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Schuldschein loans

On February 14, 2022, the Company issued €25,000 and €200,000 tranches of Schuldschein loans with maturities of 5 and 7 years, respectively, at variable interest rates. The proceeds were used for general corporate purposes including refinancing of existing liabilities.

Bonds

At December 31, 2025 and 2024, the Company’s bonds consisted of the following:

Bonds

in K

	Face			Book value in €
Issuer/Transaction	amount	Maturity	Coupon	2025	2024
Fresenius Medical Care AG, 2018	€500,000	July 11, 2025	1.500%	—	503,204
Fresenius Medical Care AG, 2020	€399,975	May 29, 2026	1.000%	402,073	501,787
Fresenius Medical Care AG, 2019	€400,025	November 30, 2026	0.625%	399,648	598,438
Fresenius Medical Care US Finance III, Inc. 2021	$850,000	December 1, 2026	1.875%	723,260	816,438
Fresenius Medical Care AG, 2022	€750,000	September 20, 2027	3.875%	756,094	754,936
Fresenius Medical Care AG, 2025	€600,000	December 8, 2028	3.125%	597,521	—
Fresenius Medical Care US Finance III, Inc. 2019	$500,000	June 15, 2029	3.750%	422,965	477,290
Fresenius Medical Care AG, 2019	€500,000	November 29, 2029	1.250%	499,293	498,971
Fresenius Medical Care AG, 2020	€750,000	May 29, 2030	1.500%	754,473	753,979
Fresenius Medical Care AG, 2025	€500,000	November 24, 2030	3.250%	498,176	—
Fresenius Medical Care US Finance III, Inc. 2020	$1,000,000	February 16, 2031	2.375%	854,570	965,623
Fresenius Medical Care US Finance III, Inc. 2021	$650,000	December 1, 2031	3.000%	550,209	621,454
Fresenius Medical Care AG, 2025	€500,000	April 8, 2032	3.750%	509,461	—
				6,967,743	6,492,120

All bonds issued by Fresenius Medical Care US Finance III, Inc. are guaranteed by the Company. All U.S. dollar bonds outstanding may be redeemed at the option of the respective issuers at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Company’s bonds have the right to request that the issuers repurchase the bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective bonds.

The Company has agreed to a number of covenants to provide protection to the bond holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. At December 31, 2025, the Company was in compliance with all of its covenants under the bonds.

Since 2018, bonds can be issued with different maturities under the Company’s €10,000,000 Debt Issuance Program (Debt Issuance Program). On April 1, 2025, the Company issued bonds with an aggregate principal amount of €1,100,000 in the following two tranches:

●	€600,000 aggregate principal amount of 3.125% bonds maturing December 8, 2028; and
●	€500,000 aggregate principal amount of 3.750% bonds maturing April 8, 2032.

Additionally, on November 17, 2025, the Company issued bonds in an aggregate principal amount of €500,000 with a maturity of 5 years and a coupon rate of 3.250%.

The proceeds for the bonds issued in April and November 2025 were used for general corporate purposes, including the refinancing of existing financial liabilities.

On April 10, 2025, in connection with an offer to purchase its outstanding 1.000% bonds due May 29, 2026 and 0.625% bonds due November 30, 2026, the Company settled an aggregate principal amount of €300,000 of bonds.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

On July 11, 2025, FME AG redeemed €500,000 aggregate principal amount of bonds at maturity.

Credit Facilities

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) in July 2021, which serves as a back-up line for general corporate purposes and was undrawn as of December 31, 2025 and 2024. On June 2, 2023, the Syndicated Credit Facility was extended an additional year until July 1, 2028, with a maximum available borrowing amount of €1,959,184 in the last year.

Other

At December 31, 2025 and 2024, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €16 and €1,725, respectively, of which €16 and €98, respectively, were classified as the current portion of long-term debt.

18.Non-current provisions and other non-current financial and non-financial liabilities

Of the total amount of non-current provisions and other non-current financial and non-financial liabilities amounting to €503,080 at December 31, 2025 (2024: €912,848), €310,020 (2024: €657,027) are due in between more than one and three years, €103,599 (2024: €137,435) are due in between three to five years, and €89,460 (2024: €118,386) are due after five years.

The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions
in € K
		Foreign	Changes in
	January 1,	currency	consolidation					December 31,
	2025	translation	group	Utilized	Reversed	Additions	Reclassifications	2025

Self-insurance programs	116,848	(13,159)	—	—	—	92	(12,166)	91,615
Personnel expenses	53,068	(3,502)	—	(5,227)	(663)	30,675	(24,059)	50,292
Asset retirement obligations	12,966	(876)	—	(180)	(26)	685	26	12,595
Interest payable related to income taxes	4,930	(314)	—	—	—	5,972	—	10,588
Other non-current provisions	8,704	(416)	—	(1,395)	(3,270)	4,638	—	8,261
Non-current provisions	196,516	(18,267)	—	(6,802)	(3,959)	42,062	(36,199)	173,351

For further information regarding self-insurance programs, see note 2 d).

Personnel expenses mainly refer to provisions for severance payments and provisions for cash-settled share-based plans. As of December 31, 2025, provisions for cash-settled share-based plans amounted to €37,489 (2024: €40,035) and provisions for severance payments amounted to €6,656 (2024: €7,976). For further information regarding share-based plans, see note 23.

The item “Other non-current provisions” in the table above includes provisions for litigation and warranties. The decrease during the period that arises from the passage of time and the effect of any change in the discount rate are not material.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Other non-current financial liabilities

As of December 31, 2025 and 2024 other non-current financial liabilities consisted of the following:

Other non-current financial liabilities
in € K
	2025	2024

Put option liabilities	155,035	491,910
Variable payments outstanding for acquisitions	3,023	6,806
Other	24,108	39,969
Other non-current financial liabilities	182,166	538,685

For information regarding the settlement of put options held by non - physician investors originally granted as part of the 2022 merger of Cricket Health, Interwell Health LLC and Fresenius Health Partners, Inc., see note 26.

Other non-current liabilities

As of December 31, 2025 and 2024 other non-current liabilities consisted of the following:

Other non-current liabilities
in € K
	2025	2024

Labor Expense non-current	104,578	121,731
Deferred Income	9,760	34,018
Other	33,225	21,898
Other non-current liabilities	147,563	177,647

19.Employee benefit plans

General

The Company recognizes pension costs and related pension liabilities for current and future benefits to qualified current and former employees of the Company. The Company’s pension plans are structured in accordance with the differing legal, economic, and fiscal circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general, plan benefits in defined benefit plans are based on all or a portion of the employees’ years of services and final salary. Plan benefits in defined contribution plans are determined by the amount of contribution by the employee and the employer, both of which may be limited by legislation, and the returns earned on the investment of those contributions.

Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has five major defined benefit plans, one funded plan in the U.S. and one in France, one unfunded plan in Germany and two in France. The Company signed a resolution to spin-off the liabilities and assets of the Fresenius Medical Care North America Retirement Plan for all active participants employed in Puerto Rico into a new plan, the Fresenius Medical Care Puerto Rico Retirement Plan, effective December 31, 2025. Under this new plan, the Company will remain obligated to fund the plan after the spin-off. Due to the Conversion, the unfunded plan in Germany also comprises the benefit obligations of former board members of Management AG as well as of active board members which were appointed to the Management Board before January 1, 2019 in the amount of €55,434 and €60,381 as of December 31, 2025 and 2024. The plan which was funded by insurance contracts comprised the benefit obligations of active board members which were appointed to the Management Board after January 1, 2019 in the amount of €4,137 as of December 31, 2024. This plan was settled in 2025 through an early payment of the entitlements resulting in no remaining benefit obligations as of December 31, 2025.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate, and future salary and benefit levels. Under the Company’s funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and by differences between the actual and the estimated projected benefit obligations and the return on plan assets for that year. The Company’s pension liability is impacted by these actuarial gains or losses.

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

Defined benefit pension plans

During the first quarter of 2002 FMCH, the Company’s U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2025, FMCH did not have a minimum funding requirement. The Company voluntarily provided €54,955 to the defined benefit plan. Expected funding for 2026 is €6,106.

On December 4, 2025, an annuity purchase transaction, commonly known as a “buy-in”, was executed for the main defined benefit pension plan in the U.S. covering the majority of the pension obligations. Through this transaction, the main defined benefit plan in the U.S. is largely insured against investment, longevity, interest rate, and inflation risks. Future pension obligations will be funded by the insurer’s annuity payments and the annuity policies are held as an asset of the pension plan. After the buy-in transaction, the Company retains the legal responsibility to pay all covered pension benefit payments. As such, the plan liabilities remain on the Company’s consolidated balance sheets alongside the corresponding pension assets.

The Company paid contributions to the plan in Germany which was funded by insurance contracts as defined in the pension plan of €792 in 2025. Due to the settlement of this plan in 2025, no further funding is expected for 2026.

The benefit obligation for all defined benefit plans at December 31, 2025 and 2024, including funded and unfunded obligations, are presented in the following table:

Benefit obligation for defined benefit plans
in € K
	2025	2024
Partially funded obligations
U.S. plan	304,184	338,757
French plan	5,639	5,780

Funded obligations by insurance contracts
German plan	—	4,137

Unfunded obligations
German plan	498,282	557,185
French plans	10,232	11,212

Total benefit obligations	818,337	917,071

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Controlling and managing the administration of the plan in the U.S. was delegated by the Company to an administrative committee. This committee has the authority and discretion to manage the assets of the fund and to approve and adopt certain plan amendments. The board of directors of National Medical Care, Inc., a subsidiary of the Company, reserves the right to approve or adopt all major plan amendments, such as termination, modification or termination of the future benefit accruals, and plan mergers with other pension plans.

Related to defined benefit plans, the Company is exposed to certain risks. Besides general actuarial risks, such as longevity and interest rate risks, the Company is exposed to market risk as well as to investment risk.

The following table shows the changes in benefit obligations, the changes in plan assets, the net funded position, and the net liability of the pension plans. Benefits paid as shown in the changes in benefit obligations represent payments made from both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company’s funded benefit plans.

Net pension liability
in € K
	2025	2024
Change in benefit obligation:
Benefit obligation at beginning of year	917,071	890,025
Foreign currency translation (gains) losses	(39,423)	20,472
Current service cost	23,755	28,748
Past service cost	(1,678)	(481)
Interest cost	37,980	37,304
(Gains) losses from settlement	216	—
Transfer of plan participants	(1,063)	18
Actuarial (gains) losses arising from changes in financial assumptions	(75,217)	(19,944)
Actuarial (gains) losses arising from changes in demographic assumptions	5	17
Actuarial (gains) losses arising from experience adjustments	(1,572)	(185)
Remeasurements	(76,784)	(20,112)
Benefits paid	(36,899)	(38,903)
Settlements paid	(4,838)	—

Benefit obligation at end of year	818,337	917,071

Change in plan assets:
Fair value of plan assets at beginning of year	259,832	255,772
Foreign currency translation gains (losses)	(31,103)	15,547
Interest income from plan assets	13,135	13,169
Actuarial gains (losses) arising from experience adjustments	(4,322)	(4,122)
Actual return on plan assets	8,813	9,047
Employer contributions	55,746	7,968
Benefits paid	(25,059)	(28,502)
Settlements paid	(4,622)	—
Fair value of plan assets at end of year	263,607	259,832
Net funded position at end of year	554,730	657,239
Benefit plans offered by other subsidiaries	35,954	35,399
Net pension liability at end of year	590,684	692,638

For the years 2025 and 2024, there were no effects from the asset ceiling.

At December 31, 2025, the weighted average duration of the defined benefit obligation was 14 years (2024: 15 years).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Pension assets and liabilities related to benefit plans offered by the Company and its subsidiaries as of December 31, 2025 and 2024 are presented in the following table:

Pension plan assets and liabilities
in € K
	2025	2024
Pension plan liabilities
U.S. plan	40,650	83,148
German plan	498,282	557,185
French plans	15,798	16,906
Total	554,730	657,239
Thereof current(1)	15,096	12,876
Thereof non-current(2)	539,634	644,363

Benefit plans offered by other subsidiaries
Pension assets (3)	(1,143)	(531)
Current pension liabilities(1)	1,924	1,620
Non-current pension liabilities(2)	35,173	34,310
Total other pension liabilities, net	35,954	35,399
(1)	Recorded in the line item “Current provisions and other current liabilities” in the consolidated balance sheets.
(2)	Recorded in non-current liabilities as “Pension liabilities” in the consolidated balance sheets.
(3)	Recorded as “Other non-current assets” in the consolidated balance sheets.

Non-current pension liabilities were €574,807 and €678,673 at December 31, 2025 and 2024, respectively. The decrease was mainly attributable to an actuarial gain arising from changes in financial assumptions, which is recognized in the line item “actuarial gain (loss) on defined benefit pension plans” within the consolidated statements of comprehensive income. For the German benefit plan, which accounts for a substantial part of the pension liability, an interest rate of 4.50% was applied as of December 31, 2025 (December 31, 2024: 3.70%).

Approximately 62% of the beneficiaries are located in the U.S. and 9% in France, with the majority of the remaining 29% located in Germany.

The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan’s benefit obligation. The Company’s discount rates at December 31, 2025 and 2024 are the weighted average of these plans based upon their benefit obligations.

The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2025 and 2024:

Weighted average assumptions
in %
	2025	2024

Discount rate	4.85	4.39
Rate of compensation increase	3.18	3.18
Rate of pension increase	2.00	2.00

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Sensitivity analysis

Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2025 as follows:

Sensitivity analysis
in € K
	0.5% increase	0.5% decrease

Discount rate	(54,284)	61,260
Rate of compensation increase	7,985	(7,825)
Rate of pension increase	31,332	(28,619)

An increase of the mortality rate of 10% would reduce the pension liability by €18,686, while a decrease of 10% would increase the pension liability by €20,864 as of December 31, 2025.

The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2025. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for the years ended December 31, 2025, 2024 and 2023:

Components of net periodic benefit cost
in € K
	2025	2024	2023

Service cost	23,755	28,748	32,399
Net interest cost	24,845	24,135	23,721
Prior service cost	(1,678)	(481)	(538)
(Gains) losses from settlements	216	—	—
Net periodic benefit costs	47,138	52,402	55,582

Service cost and net interest cost are allocated as personnel expense within costs of revenues, selling, general and administrative expense, or R&D expense depending upon the area in which the beneficiary is employed. The gain from settlement is included in selling, general and administrative expense.

The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2025, 2024, and 2023:

Weighted average assumptions
in %
	2025	2024	2023

Discount rate	4.39	4.22	4.86
Rate of compensation increase	3.18	3.18	3.22
Rate of pension increase	2.00	2.00	2.00

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows
in € K
	2025	2024

1 year	37,456	37,074
1 - 3 years	79,346	82,307
3 - 5 years	85,408	90,462
5 - 10 years	234,397	249,343
Total	436,607	459,186

Plan Assets

The following table presents the fair values of the Company´s pension plan assets at December 31, 2025 and 2024:

Fair values of plan assets
in € K
		Quoted prices				Quoted prices
		in active				in active
		markets for	Significant	Significant		markets for	Significant	Significant
		identical	observable	unobservable		identical	observable	unobservable
Asset category	Total	assets	inputs	inputs	Total	assets	inputs	inputs
		(Level 1)	(Level 2)	(Level 3)		(Level 1)	(Level 2)	(Level 3)

		2025				2024
Equity investments
Index funds(1)	—	—	—	—	73,272	9,570	63,702	—

Fixed income investments
Government securities(2)	—	—	—	—	190	19	171	—
Corporate bonds(3)	—	—	—	—	171,860	—	171,860	—
Other bonds(4)	—	—	—	—	6,668	—	331	6,337
U.S. treasury money market funds(5)	60,741	60,741	—	—	3,619	3,619	—	—

Other types of investments
Cash, money market and mutual funds(6)	73	73	—	—	4,223	86	4,137	—
Annuity buy-in contract(7)	202,793	—	—	202,793	—	—	—	—
Total	263,607	60,814	—	202,793	259,832	13,294	240,201	6,337
(1)	This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index, and the MSCI EAFE Index.
(2)	This category comprises fixed income investments by the U.S. government and government sponsored entities.
(3)	This category primarily represents investment grade bonds of U.S. issuers from diverse industries.
(4)	This category comprises private placement bonds as well as collateralized mortgage obligations.
(5)	This category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury backed obligations.
(6)	This category represents cash, money market funds, and mutual funds comprised of high grade corporate bonds.
(7)	This category comprises an annuity buy-in insurance contract.

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

●	Common stocks are valued at their market prices.
●	Index funds are valued based on market quotes.
●	Government bonds are valued based on both market prices and market quotes.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

●	Corporate bonds and other bonds are valued based on market quotes.
●	Cash is stated at nominal value which equals the fair value.
●	U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.
●	The fair value of the annuity buy-in contract is deemed equivalent to the total accumulated benefit obligation as the future plan obligation payments will be covered by the annuity contract.

Plan investment policy and strategy in the U.S.

The Company periodically reviews the assumptions for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class.

Historically, the Company´s overall investment strategy is to achieve a mix of approximately 99% of investments for long-term growth and income and 1% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities.

As of December 31, 2025, the plan assets were held in cash and cash equivalents in the amount of €60,741 and an annuity buy-in policy in the amount of €202,793 was recorded. Historically, the plan assets have been spread across fixed income and equity investments, however at year end these assets were liquidated into cash and cash equivalents to affect the above discussed buy-in transaction and the Puerto Rico retirement plan spin-off. Once the final allocation of assets to the Puerto Rico retirement plan is determined, the investment asset allocation for that specific pool of assets will be determined and implemented.

Defined contribution plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $23.5 (€20.8) if under 50 years old ($31.0 (€27.4) if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2025, 2024, and 2023, was €72,473, €76,552, and €71,750 respectively.

Additionally, the Company contributed for the years ended December 31, 2025, 2024, and 2023 €33,330, €31,072, and €29,787 to state pension plans.

20.Shareholders’ equity

Capital stock

At December 31, 2025, the Company’s share capital consists of 293,413,449 bearer ordinary shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company’s share capital has been fully paid in.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

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

At December 31, 2025, Fresenius SE held 27.8% of the Company’s issued shares and voting rights.

On March 7, 2025, Else Kröner-Fresenius-Stiftung, Bad Homburg v.d.Höhe, Germany, with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 28.55% of the voting rights of the Company were held as of March 4, 2025.

On January 21, 2026, BlackRock, Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 4.74% of the voting rights of the Company and pursuant to Section 38 of the WpHG that instruments relating to 0.34% of the voting rights of the Company were held as of January 16, 2026.

On August 22, 2025, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.99% of the voting rights of the Company were held as of August 19, 2025.

On July 9, 2025, Dodge & Cox International, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 4.98% of the voting rights of the Company were held as of July 3, 2025. According to an amended Schedule 13G filed with the SEC on February 13, 2024, Dodge & Cox, an investment adviser registered under the U.S. Investment Advisers Act of 1940, is the beneficial owner of 7.4% of the Company’s shares. The Schedule 13G states that Dodge & Cox has sole voting power and sole dispositive power over such shares, and that clients of Dodge & Cox, including investment companies registered under the U.S. Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

On April 16, 2025, Harris Associates L.P., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.98% of the voting rights of the Company were held as of April 14, 2025.

On February 28, 2025, Dodge & Cox International Stock Fund, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 5.00% of the voting rights of the Company were held as of February 24, 2025.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Authorized capital

By resolution of the Company’s AGM on May 22, 2025, the Management Board is authorized until May 21, 2030, to increase the share capital of the Company with the approval of the Supervisory Board by up to €60,000 for cash and/or contributions in kind by issuing new bearer shares with no-par value on one or more occasions (Authorized Capital 2025). The number of shares must be increased in the same proportion as the share capital. The new shares shall participate in the profits from the start of the fiscal year in which they are issued. In deviation therefrom and to the extent legally permissible, the Management Board may stipulate with the approval of the Supervisory Board that the new shares will participate in profits as of the beginning of a fiscal year that has already ended and for which no resolution on the allocation of distributable profit has been passed by the general meeting at the time of their issue. In general, the shareholders have a subscription right. The new shares can also be obtained by a credit institution, a securities institution or a company operating in accordance with sec. 53 (1) sentence 1 of the German Banking Act (Kreditwesengesetz – KWG) or sec. 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions, securities institutions and/or financial institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in particular in the following cases:

●	to eliminate fractional amounts from the subscription right;
●	to grant subscription rights, as a compensation for dilutive effects, to the holders or creditors of option or conversion rights to shares of the Company or those liable under the corresponding option or conversion obligations arising from bonds issued or guaranteed by the Company or its group companies to the extent to which they would be entitled after exercising these option or conversion rights or fulfillment of these option or conversion obligations;
●	in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets; or
●	in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. This limit shall include the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of sec. 186 (3) sentence 4 AktG as well as the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or to fulfil option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of sec. 186 (3) sentence 4 AktG.

The Management Board may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. In case that during the period of validity of the Authorized Capital 2025 until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit.

The Management Board is further authorized to determine with the approval of the Supervisory Board the further details for the implementation of capital increases from the Authorized Capital 2025. The Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles of Association after a total or partial implementation of the increase of the share capital from the Authorized Capital 2025 in accordance with the volume of such capital increase and, if the Authorized Capital 2025 has not been used or not fully used by May 21, 2030, after the expiry of the authorization.

No Authorized Capital 2025 has been issued at December 31, 2025.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Conditional capital

By resolution of the Company’s AGM on May 22, 2025, the share capital of the Company is conditionally increased by up to €29,341 through issuing up to 29,341,344 bearer shares with no-par value (Conditional Capital 2025). The conditional capital increase will only be implemented to the extent that the holders of convertible bonds issued for cash or of warrants from option bonds issued for cash by the Company or a group company until May 21, 2030, on the basis of the authorization granted to the Management Board by the AGM of May 22, 2025, exercise their option or conversion rights or fulfill a possible conversion obligation and as long as no other forms of settlement are used. The new shares shall participate in the profits from the start of the fiscal year in which they are issued. In deviation therefrom and to the extent legally permissible, the Management Board may stipulate with the approval of the Supervisory Board that the new shares will participate in profits as of the beginning of a fiscal year that has already ended and for which no resolution on the allocation of distributable profit has been passed by the General Meeting at the time of their issue.

The Management Board is authorized to determine the further details regarding the implementation of the conditional capital increase. The Supervisory Board is authorized to amend the version of Article 4 (4) of the Articles of Association in accordance with the utilization of the Conditional Capital 2025 from time to time. The same applies if the authorization to issue option or convertible bonds is not exercised by the end of the authorization period and if the Conditional Capital 2025 is not utilized by the expiry of all option and conversion periods.

The authorization to issue convertible bonds or options bonds has not been used at December 31, 2025. No shares have been issued from the Conditional Capital 2025 at December 31, 2025.

Treasury stock

By resolution of the Company’s AGM on May 20, 2021, amended by the Company’s EGM on July 14, 2023 in its wording with respect to the Company’s change of legal form, the Management Board is authorized until May 19, 2026 to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution (€29,289). The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital. Purchases may be made through the stock exchange, by way of a public tender offer, or a public invitation to shareholders to submit an offer for sale. This authorization may not be used for the purpose of trading in treasury shares. The Management Board is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any legally permissible purpose, in particular (i) to redeem shares without requiring any further resolution by the general meeting, (ii) to sell treasury shares to third parties against contributions in kind, (iii) to award treasury shares, in lieu of the utilization of conditional capital of the Company, to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company and (iv) to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG.

On the basis of this authorization, the Company launched its €1,000,000 share buyback program (excluding ancillary transaction costs) in two tranches to be completed within two years by August 10, 2027. Under the first tranche, shares were to be acquired up to a maximum of €600,000 including any true-ups over a period ending latest April 30, 2026. The first tranche was initiated on August 11, 2025 and completed ahead of schedule on December 29, 2025 with a €1,165 liability remaining related to the final true - up of share repurchases. For further discussion regarding the Company’s announcement in January 2026 of its second tranche, see note 30. As of December 31, 2025, the Company holds 14,124,564 treasury shares. These shares will be used predominantly to reduce the registered share capital of the Company by cancellation of the acquired shares and, to a significantly lesser extent, may be used for allocations under incentive-based compensation plans.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The following tabular disclosure provides the number of shares acquired in the context of the share buyback program:

Treasury Stock
			Total number of
			shares purchased	Maximum value of
			and retired	shares that may yet
			as part of publicly	be purchased under
	Total number of	Average price per	announced plans or	the plans or
Period	shares purchased	share	programs	programs
		in €		in € K
August 2025	2,084,733	42.68	2,084,733	511,021
September 2025	1,479,790	42.45	1,479,790	448,210
October 2025	788,260	46.38	788,260	411,651
November 2025	4,164,232	41.10	4,164,232	240,485
December 2025	5,607,549	40.26	5,607,549	—
Total repurchased Treasury Stock	14,124,564	41.44	14,124,564	—

Additional paid-in capital

Additional paid-in capital is comprised of the premium paid on the issue of shares and stock options, the tax effects from stock options, the compensation expense from stock options and other equity-settled share-based compensation components, which is recognized according to IFRS 2, as well as changes in ownership interest in a subsidiary that do not result in a loss of control. Additional paid in capital decreased primarily as a result of transactions with noncontrolling interests in the United States.

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

Cash dividends of €422,515 for 2024 in the amount of €1.44 per share entitled to a dividend were paid on May 27, 2025.

Cash dividends of €349,162 for 2023 in the amount of €1.19 per share entitled to a dividend were paid on May 22, 2024.

Cash dividends of €328,623 for 2022 in the amount of €1.12 per share entitled to a dividend were paid on May 22, 2023.

At the Company’s AGM scheduled to be held on May 21, 2026, the Company’s Management Board and Supervisory Board intend to propose to the shareholders a dividend of €1.49 per share entitled to a dividend for 2025, payable in 2026. The total expected dividend payment is approximately €416,140 based on shares outstanding as of December 31, 2025. This amount considers the 14,124,564 treasury shares held by the Company as of December 31, 2025, which are not entitled to dividends.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

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

For information regarding the settlement of put options held by non-physician investors originally granted as part of the 2022 merger of Cricket Health, Interwell Health LLC and Fresenius Health Partners, Inc., and its impact on additional paid-in capital, retained earnings and noncontrolling interests, see note 26.

21.Capital management

The principle objectives of the Company’s capital management strategy are to optimize the weighted average cost of capital and to achieve a balanced mix of total equity and debt. The dialysis industry, in which the Company has a strong market position in global, growing, and largely non-cyclical markets, is characterized by recurring cash flows. Due to the Company’s payors’ mostly high credit quality, it is able to generate high, stable, predictable, and sustainable cash flows. These generated cash flows allow a reasonable proportion of debt. As of December 31, 2025 and December 31, 2024, total equity and debt were as follows:

Total equity, debt and total assets
in € K
	2025	2024

Total equity including noncontrolling interests	14,282,809	15,768,513
Debt and lease liabilities (including amounts directly associated with assets held for sale)	10,795,605	10,988,807
Total assets	31,002,333	33,566,579
Debt and lease liabilities in % of total assets	34.8	32.7
Total equity in % of total assets (equity ratio)	46.1	47.0

The Company is not subject to any capital requirements provided for in its Articles of Association.

The Company conducts a share buyback program. These shares will be used predominantly to reduce the registered share capital of the Company by cancellation of the acquired shares and, to a significantly lesser extent, may be used for allocations under incentive-based compensation plans (see note 20).

The Company’s financing strategy aims at ensuring financial flexibility, managing financial risks, and optimizing financing costs. Financial flexibility is ensured through maintaining sufficient liquidity. Refinancing risks are limited due to the Company’s balanced maturity profile, which is characterized by a wide range of maturities of up to 2032. When deciding upon the use of available financing instruments, market capacity, investor diversification, financing conditions, and the existing maturity profile are taken into account (see note 17).

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

22.Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2025, 2024, and 2023:

Reconciliation of basic and diluted earnings per share
in € K, except share and per share data
	2025	2024	2023
Numerator:
Net income attributable to shareholders of FME AG	978,367	537,913	498,997
Denominators:
Weighted average number of shares outstanding	291,190,575	293,413,449	293,413,449
Potentially dilutive shares (see note 23)	—	—	—
Basic earnings per share	3.36	1.83	1.70
Diluted earnings per share	3.36	1.83	1.70

23.Share-based plans

General information on the Company’s long-term incentive plans (performance shares)

The Company accounts for its share-based plans in accordance with IFRS 2 and has, as of December 31, 2025, various share-based compensation plans, which may either be equity- or cash-settled. These plans enable the members of the Management Board and managerial staff members to adequately participate in the long-term, sustained success of the Company. The following table provides an overview of the Company’s plans which are, or were, each variable compensation programs with long-term incentive effects which allocate or allocated performance shares, which are non-equity virtual compensation instruments subject to the fulfillment of a service condition and to the attainment of pre-defined performance targets (Performance Shares):

		Fresenius Medical			Fresenius Medical		Fresenius Medical
	Fresenius Medical	Care Management	Fresenius Medical	Fresenius Medical	Care Management	Fresenius Medical	Care Management
	Care Long-Term	Board Long-Term	Care Long-Term	Care Long Term	Board Long Term	Care Long Term	Board Long Term
	Incentive Plan	Incentive Plan	Incentive Plan	Incentive Plan	Incentive Plan	Incentive Plan	Incentive Plan
	2025+ (LTIP 2025+)	2024+ (MB LTIP 2024+)	2024+ (LTIP 2024+)	2022+ (LTIP 2022+)	2020 (MB LTIP 2020)	2019 (LTIP 2019)	2019 (MB LTIP 2019)
Eligible persons	Managerial staff members	Members of the Management Board (1)	Managerial staff members	Managerial staff members	Members of the Management Board (1)	Managerial staff members	Members of the Management Board (1)
Years in which an allocation occurred	2025	2024, 2025	2024	2022, 2023	2020–2023	2019–2021	2019
Months in which an allocation occurred	July, December	March (2024, 2025), June (2024)	July, December	July, December	November (2020), March (2021–2023), October (2022, 2023)	July, December	July, December
Type of settlement	Equity or cash (determined prior to the respective allocation date)	Equity or cash (determined prior to the respective allocation date)	In cash	In cash	In cash	In cash	In cash
(1)	Also includes former members of the management board of the General Partner.

Under the LTIP 2025+ and under the MB LTIP 2024+, the Management Board (for the LTIP 2025+) or the Supervisory Board (for the MB LTIP 2024+), prior to an allocation, may determine whether the Performance Shares of an allocation are settled in shares of the Company or in cash. The other plans are always settled in cash. For all allocations that are settled in cash, the cash amount depends on the Company’s share price development throughout the respective vesting period. The final cash payments under the MB LTIP 2019 took place in 2023 and the final cash payments under the LTIP 2019 took place in 2024.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

For members of the Management Board, the respective allocation value is determined by the Supervisory Board. For managerial staff members, the determination of the allocation value will be made by the Management Board, taking into account the individual responsibilities of each plan participant. In order to determine the number of Performance Shares that each plan participant receives, the allocation value is divided by the value per Performance Share at the time of the allocation, which in turn is determined based on the Company’s average share price over a period of thirty calendar days prior to the respective allocation date and assuming a 100% target achievement for the performance target total shareholder return (TSR) compared to competitors (Relative TSR) which is described below.

During 2025, the Company allocated 230,873 Performance Shares under the MB LTIP 2024+ at a weighted average grant date fair value of €37.09 each and a total grant date fair value of €8,562, reflecting all market conditions such as the projected target achievement for the Relative TSR target at the measurement date. The Supervisory Board decided to settle the Performance Shares allocated in 2025 in shares of the Company. As such, the Company accounts for these allocations as an equity-settled share-based payment transaction. The total fair value will be amortized over the vesting period.

During 2025, the Company allocated 1,391,945 Performance Shares under the LTIP 2025+. Depending on the country of their employment relationship, some of these participants received an allocation that will be settled in shares of the Company and some plan participants received an allocation that will be settled in cash. As such, the Company accounts for allocations to the first group of participants (1,259,234 Performance Shares with a weighted average grant date fair value of €40.87 each and a total fair value of €51,464) as an equity-settled share-based payment transaction and for allocations to the second group of participants (132,711 Performance Shares with a weighted average fair value at December 31, 2025, of €35.59 each and a total fair value of €4,723) as a cash-settled share-based payment transaction. The total fair value will be amortized over the vesting period and reflects all market conditions such as the projected target achievement for the Relative TSR target at the grant date or the respective measurement date; for participants who received an allocation that will be settled in cash, the amount will be revalued for changes in fair value.

For allocations made in fiscal year 2025, the Company utilizes a Monte Carlo model to determine the grant date fair values. For the Relative TSR target, the share prices of all shares within the European and U.S. peer groups are simulated, considering historical volatilities and correlations between the different shares as well as risk-free interest rates derived from interest curves for sovereign bonds, depending on the currency for which the respective shares are listed. Additional input factors include the Company’s closing share price as of the grant date, expected dividends and the 400% overall cap which is described further below. Material input factors are included in the following table:

Material input factors to the determination of the weighted average grant date fair value for allocations during 2025
	LTIP 2025+		MB LTIP 2024+
Allocation date	July 28, 2025	December 1, 2025	March 1, 2025
Share price at grant date	€44.75	€40.71	€45.00
Expected volatility of the Company’s share price	32.75%	31.99%	31.78%
Vesting period	Three years		Four years
Expected dividends for the Company’s shares	Based on proposed dividends, publicly available estimations by financial institutions and projections
Risk-free interest rate for the Company’s share price	1.97%	2.10%	2.24%

For all allocations made in fiscal year 2025, the number of allocated Performance Shares may change over the performance period, which commenced on January 1, 2025 and will end on December 31, 2027, depending on the degree of achievement of the performance targets.

During 2024, the Company allocated 304,043 Performance Shares under the MB LTIP 2024+ at a weighted average fair value at December 31, 2024, of €45.52 each and a total fair value of €13,840, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2024, the Company allocated 1,908,038 Performance Shares under the LTIP 2024+ at a weighted average fair value at December 31, 2024, of €46.56 each and a total fair value of €88,838, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

During 2023, the Company allocated 283,624 Performance Shares under the MB LTIP 2020 at a weighted average fair value at December 31, 2023, of €35.84 each and a total fair value of €10,165, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2023, the Company allocated 1,460,049 Performance Shares under the LTIP 2022+ at a weighted average fair value at December 31, 2023, of €34.64 each and a total fair value of €50,576, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

The Company’s long-term incentive plans during 2025 (Performance Shares)

The Supervisory Board has approved and adopted the MB LTIP 2024+ effective January 1, 2024, for members of the Management Board. For managerial staff members, the Management Board has approved and adopted the LTIP 2025+ effective January 1, 2025.

For allocations made in fiscal year 2025, the performance targets are as follows: (i) return on invested capital (ROIC), (ii) Relative TSR and (iii) reduction in market-based CO2 equivalents emissions (CO2e Reduction). For all three performance targets, target achievement corridors which will be used for the calculation of the respective target achievements were defined. These corridors were defined by the Supervisory Board for the MB LTIP 2024+ and by the Management Board for the LTIP 2025+. The corridors are identical for both plans.

For allocations made in fiscal year 2025, the ROIC target is measured on the basis of the average of the three annual ROIC figures during the performance period. The ROIC metric is not audited, however, this metric is derived from the Company’s consolidated financial statements prepared in accordance with IFRS Accounting Standards, adjusted to apply the respective plan conditions. The ROIC performance target is weighted with 40% within the calculation of the degree of overall target achievement.

For allocations made in fiscal year 2025, the performance target Relative TSR is measured on the basis of the TSR compared to European and U.S. peer groups. For each of the peer groups, the target achievement is determined using the percentile ranking method. For this purpose, the TSR values of the peer companies within the respective comparison groups over the performance period are ranked and the relative positioning of the Company within the respective comparison group is determined on the basis of the percentile achieved. The target achievement within the respective peer group is weighted equally when determining the target achievement for the performance target Relative TSR, which is weighted with 40% within the calculation of the degree of overall target achievement.

For allocations made in fiscal year 2025, the achievement of the sustainability performance target CO2e Reduction is based on the Company’s sustainability statement,and is measured by the reduction of market-based emissions in CO2 equivalents in comparison to the base year 2020. This reduction is expressed in percent. The CO2e Reduction performance target has a weight of 20% within the calculation of the degree of overall target achievement. The applicable target achievement of the CO2e Reduction performance target is calculated based on the average annual achievement in CO2e Reductions. For this purpose, each annual target achievement is weighted equally (1/3 each).

Neither the individual target achievements nor the overall target achievements will exceed 200%. The number of Performance Shares allocated at the beginning of the performance period to the plan participants is multiplied with the degree of overall target achievement to determine the final number of Performance Shares.

Under the MB LTIP 2024+, the final number of Performance Shares generally vests four years after the respective allocation date. Several payout conditions, such as the continuation of the service relationship (with exceptions, e.g., in the event of occupational disability or retirement), apply. The performance shares proceeds, for which allocations made in 2025 will be settled in shares of the Company, are capped at 400% of the respective allocation value and can be reduced to meet the respective maximum compensation of the participant.

For allocations made in fiscal year 2025 under the LTIP 2025+, the final number of Performance Shares generally vests three years after the respective allocation date. Several payout conditions, such as the continuation of the employment or service relationship (with exceptions, e.g., in the event of occupational disability or retirement), apply. The performance shares proceeds, which will either be settled in shares of the Company or paid out as cash compensation (cash amount depends on the average share price of the Company during a period of 30 days prior to the end of the vesting period), are capped at 400% of the respective allocation value.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company’s long-term incentive plans during 2019–2024 (Performance Shares)

For allocations made in 2024 under the MB LTIP 2024+ and under the LTIP 2024+, the performance targets and their weightings are aligned with those for allocations made in fiscal year 2025 under the MB LTIP 2024+ and under the LTIP 2025+. The performance period commenced on January 1, 2024 and will end on December 31, 2026. For all three performance targets, target achievement corridors which will be used for the calculation of the respective target achievements were defined. These corridors were defined by the Supervisory Board for the MB LTIP 2024+ and by the Management Board for the LTIP 2024+. The corridors are identical for both plans.

For allocations made until 2023, the performance targets are as follows: (i) revenue growth at constant currency (Revenue Growth), (ii) net income growth at constant currency (Net Income Growth) and (iii) ROIC.

Revenue Growth, Net Income Growth, and ROIC are not audited, however, these metrics are derived from the Company’s consolidated financial statements prepared in accordance with IFRS Accounting Standards, adjusted to apply the respective plan conditions.

For Performance Shares allocated in years 2022 and 2023 under the LTIP 2022+ and under the MB LTIP 2020, the target achievements of the performance targets Revenue Growth and Net Income Growth are calculated based on a Compound Annual Growth Rate (CAGR) over the 3-year performance period. For ROIC, annual target values apply. For all three performance targets, target achievement corridors which are used for the calculation of the respective target achievements were defined.

For Performance Shares allocated in years 2022 and 2023 under the LTIP 2022+ and under the MB LTIP 2020, the degree of target achievement for all three performance targets is weighted with 1/3 for the purpose of determining the overall target achievement at the end of the performance period. The relevant target achievement for Revenue Growth and Net Income Growth is determined based on the CAGR over the entire performance period. The relevant target achievement for the ROIC target is determined based on the average annual target achievement for the ROIC during the performance period (i.e., 1/3 weighting per performance year). The overall target achievement cannot exceed 200%.

For Performance Shares allocated in years 2020 and 2021 under the MB LTIP 2020 and under the LTIP 2019, for each individual year of the three-year performance period an annual target achievement level of 100% was reached for the Revenue Growth performance target if Revenue Growth was 6%; Revenue Growth of 1% led to a target achievement level of 0% and the maximum target achievement level of 200% was reached in case of Revenue Growth of at least 11%. If Revenue Growth ranged between these values, the degree of target achievement was linearly interpolated between these values.

For Performance Shares allocated in years 2020 and 2021 under the MB LTIP 2020 and under the LTIP 2019, for each individual year of the three-year performance period an annual target achievement level of 100% for the Net Income Growth performance target was reached if Net Income Growth was 5%. In case of Net Income Growth of 0%, the target achievement level was 0%; the maximum target achievement of 200% was reached in the case of Net Income Growth of at least 10%. If Net Income Growth ranged between these values, the degree of target achievement was linearly interpolated between these values.

For Performance Shares allocated in years 2020 and 2021 under the MB LTIP 2020 and under the LTIP 2019, for each individual year of the three-year performance period an annual target achievement level of 100% for the ROIC performance target was reached if ROIC was 6.0%. In case of a ROIC of 5.5%, the target achievement level was 0%; the maximum target achievement of 200% was reached in the case of a ROIC of at least 6.5%. Between these values, the degree of target achievement was determined by means of linear interpolation.

For Performance Shares allocated during 2019 under the LTIP 2019 and under the MB LTIP 2019, for each individual year of the three-year performance period an annual target achievement level of 100% was reached for the Revenue Growth performance target if Revenue Growth was 7%; Revenue Growth of 0% led to a target achievement level of 0% and the maximum target achievement level of 200% was reached in case of Revenue Growth of at least 16%. If Revenue Growth ranged between these values, the degree of target achievement was linearly interpolated between these values.

For Performance Shares allocated during 2019 under the LTIP 2019 and under the MB LTIP 2019, for each individual year of the three-year performance period an annual target achievement level of 100% for the Net Income Growth performance target was reached if Net Income Growth was 7%. In case of Net Income Growth of 0%, the target achievement level was also 0%; the maximum target achievement of 200% was reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement was determined by means of linear interpolation.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

For Performance Shares allocated during 2019 under the LTIP 2019 and under the MB LTIP 2019, an annual target achievement level of 100% for ROIC was reached if the target ROIC as defined for the applicable year was reached. The target ROIC was 7.9% for 2019, 8.1% for 2020 and 8.1% for 2021. A target achievement level of 0% was reached if the ROIC fell below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% was reached if the target ROIC for the respective year was exceeded by 0.2 percentage points or more. The degree of target achievement was determined by means of linear interpolation if the ROIC ranged between these values. In case the annual ROIC target achievement level in the third year of a performance period was equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year was deemed to be achieved for all years of the applicable performance period.

For Performance Shares allocated during the period from 2019 to 2021 under the MB LTIP 2020, under the LTIP 2019, and under the MB LTIP 2019, the target achievement level for each of the three performance targets was weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period was then determined on the basis of the mean of these three average yearly target achievements. The overall target achievement could be in a range of 0% to 200%.

The number of Performance Shares allocated to the plan participants at the beginning of the performance period is multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

Under the MB LTIP 2024+, the final number of Performance Shares generally vests four years after the respective allocation date. Several payout conditions, such as the continuation of the service relationship (with exceptions, e.g., in the event of occupational disability or retirement), apply. The performance shares proceeds, which for allocations made in 2024 will be paid out as cash compensation (cash amount depends on the average share price of the Company during a period of 30 days prior to the end of the vesting period), are capped at 400% of the respective allocation value and can be reduced to meet the respective maximum compensation of the participant.

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

(in K, except share and per share data)

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

Additional information on share-based plans

At December 31, 2025 and 2024, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares that will be settled in cash:

Outstanding Performance Shares that will be settled in cash
	2025			2024
	Members of the			Members of the
	Management	Other plan		Management	Other plan
	Board	participants	Total	Board	participants	Total
LTIP 2025+	—	132,711	132,711	—	—	—
MB LTIP 2024+	220,955	37,546	258,501	266,497	37,546	304,043
LTIP 2024+	—	1,768,618	1,768,618	—	1,906,842	1,906,842
LTIP 2022+	—	1,205,535	1,205,535	—	2,691,190	2,691,190
MB LTIP 2020	114,395	126,377	240,772	236,574	267,539	504,113

The table below provides reconciliations for outstanding Performance Shares that will be settled in shares of the Company at December 31, 2025 and 2024:

Reconciliation of Performance Shares that will be settled in shares of the Company
	LTIP 2025+		MB LTIP 2024+
Balance at December 31, 2024	—		—
Granted	1,259,234		230,873
Exercised	—		—
Forfeited	—		(36,643)
Balance at December 31, 2025	1,259,234	(1)	194,230	(2)
(1)	The Performance Shares will be automatically exercised after the lapse of the vesting period, and the weighted average remaining contractual life amounts to 2.60 years.
(2)	The Performance Shares will be automatically exercised after the lapse of the vesting period, and the weighted average remaining contractual life amounts to 3.17 years.

The compensation expense related to share-based payment transactions is determined based upon the fair value of the Performance Shares which will be recognized over the vesting period; for participants who receive an allocation that will be settled in cash, the amount is revalued for changes in fair value. The compensation expense that the Company recognized for Performance Shares for the fiscal years ended December 31, 2025, 2024 and 2023, respectively, is presented in the table below.

Compensation expense for share-based compensation plans
in € K
	2025	2024	2023
Equity-settled allocations
LTIP 2025+	6,293	—	—
MB LTIP 2024+	2,078	—	—
Cash-settled allocations
LTIP 2025+	536	—	—
MB LTIP 2024+	2,173	3,468	—
LTIP 2024+	20,452	12,078	—
LTIP 2022+	12,784	24,013	17,181
MB LTIP 2020	808	(1,675)	5,417
LTIP 2019	—	574	9,138
MB LTIP 2019	—	—	779

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

24.Leases

The Company leases land, buildings and improvements, machinery and equipment, as well as IT- and office equipment under various lease agreements.

Leasing in the consolidated statements of income

The following table shows the effects from lease agreements on the consolidated statements of income for the year ended December 31, 2025, 2024, and 2023:

Leasing in the consolidated statements of income
in € K
	2025	2024	2023
Depreciation on right-of-use assets	647,620	675,526	700,671
Impairments on right-of-use assets	15,443	57,226	25,486
Expenses relating to short-term leases	65,209	53,057	59,327
Expenses relating to leases of low-value assets	14,249	20,104	22,188
Expenses relating to variable lease payments	2,833	6,343	10,465
Income from subleasing right-of-use assets	4,094	3,957	3,655
Interest expense on lease liabilities	143,211	148,420	148,789

For information regarding leases with related parties, see note 6 b).

Leases in the consolidated balance sheets

At December 31, 2025 and 2024, the acquisition costs and the accumulated depreciation of right-of-use assets consisted of the following:

Acquisition costs
in € K
		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2025	translation	group	Additions	Reclassifications	Disposals	2025

Right-of-use assets: Land	41,202	(1,281)	—	3,443	(17)	(2,934)	40,413
Right-of-use assets: Buildings and improvements	7,108,897	(704,079)	(5,868)	470,089	920	(282,677)	6,587,282
Right-of-use assets: Machinery and equipment	193,265	(17,232)	—	33,361	(1,208)	(30,435)	177,751
Right-of-use assets	7,343,364	(722,592)	(5,868)	506,893	(305)	(316,046)	6,805,446

Acquisition costs
in € K
		Foreign	Changes in
	January 1,	currency	consolidation				December 31,
	2024	translation	group	Additions	Reclassifications	Disposals (1)	2024

Right-of-use assets: Land	41,202	427	(82)	4,282	(1,329)	(3,298)	41,202
Right-of-use assets: Buildings and improvements	6,557,178	323,334	(46,109)	556,872	(57,944)	(224,434)	7,108,897
Right-of-use assets: Machinery and equipment	324,167	9,751	—	60,731	63	(201,447)	193,265
Right-of-use assets	6,922,547	333,512	(46,191)	621,885	(59,210)	(429,179)	7,343,364
(1)	Included within the amounts presented for “Right-of-use assets: Building and improvements” and “Right-of-use assets: Machinery and equipment” are €34,878 and €129,377, respectively, for disposals of fully depreciated or impaired right-of-use assets from prior periods.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Accumulated depreciation and impairment
in € K
		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2025	translation	group	Additions	loss	Reclassifications	Disposals	2025

Right-of-use assets: Land	19,108	(764)	—	3,766	2	(17)	(1,674)	20,421
Right-of-use assets: Buildings and improvements	3,590,355	(372,103)	(3,979)	614,884	15,483	913	(183,404)	3,662,149
Right-of-use assets: Machinery and equipment	121,445	(11,019)	—	28,970	(42)	(1,146)	(28,834)	109,374
Right-of-use assets	3,730,908	(383,886)	(3,979)	647,620	15,443	(250)	(213,912)	3,791,944

Accumulated depreciation and impairment
in € K
		Foreign	Changes in
	January 1,	currency	consolidation		Impairment			December 31,
	2024	translation	group	Additions	loss	Reclassifications	Disposals (1)	2024

Right-of-use assets: Land	17,743	179	(25)	3,923	12	(930)	(1,794)	19,108
Right-of-use assets: Buildings and improvements	2,997,179	159,501	(23,175)	642,415	56,894	(42,315)	(200,144)	3,590,355
Right-of-use assets: Machinery and equipment	236,384	6,689	—	29,188	320	(145)	(150,991)	121,445
Right-of-use assets	3,251,306	166,369	(23,200)	675,526	57,226	(43,390)	(352,929)	3,730,908
(1)	Included within the amounts presented for “Right-of-use assets: Building and improvements” and “Right-of-use assets: Machinery and equipment” are €34,878 and €129,377, respectively, for disposals of fully depreciated or impaired right-of-use assets from prior periods.

Book value
in € K
	December 31,	December 31,
	2025	2024
Right-of-use assets: Land	19,992	22,094
Right-of-use assets: Buildings and improvements	2,925,133	3,518,542
Right-of-use assets: Machinery and equipment	68,377	71,820
Right-of-use assets	3,013,502	3,612,456

Depreciation expense is allocated within costs of revenue, selling, general and administrative, and R&D expenses, depending upon the area in which the asset is used.

Impairment losses are allocated within costs of revenue, selling, general and administrative, and R&D expenses, depending upon the area in which the asset is used, or are included within other operating expense in certain instances when the corresponding assets have been identified as strategic transactions and/or programs.

For a maturity analysis of lease liabilities see note 26.

Leasing in the consolidated statements of cash flows

Total cash outflows from leases were €872,517 for the year ended December 31, 2025 (December 31, 2024 and 2023: €901,938 and €965,486, respectively). Of this amount, €649,038 for the year ended December 31, 2025 (December 31, 2024 and 2023: €676,513 and €727,369, respectively), was presented within the repayment of lease liabilities from unrelated and related party line items within Net cash provided by (used in) financing activities in the consolidated statements of cash flows. Cash outflows of €223,479 for the year ended December 31, 2025 (December 31, 2024 and 2023: €225,425 and €238,117, respectively) were reported within the Net income and Paid interest line items within Net cash provided by (used in) operating activities in the consolidated statements of cash flows.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Leases that the Company entered into as a lessee that have not yet begun as of December 31, 2025 will result in future cash outflows of €32,245 (December 31, 2024 and 2023: €52,309 and €109,012, respectively).

Potential future cash outflows resulting from extension options of €6,736,406 were not reflected in the measurement of the lease liabilities as of December 31, 2025, as the exercise of the respective options is not reasonably certain (December 31, 2024 and 2023: €7,513,645 and €7,213,730, respectively). The major part of these potential future cash outflows relates to extension options in real estate lease agreements, primarily for dialysis clinics in the Care Delivery segment. Individual lease agreements include multiple extension options. The Company uses extension options to obtain a high degree of flexibility in performing its business. These extension options held are exercisable solely by the Company.

Potential future cash outflows resulting from termination options of €3 were not reflected in the measurement of the lease liabilities as of December 31, 2025, as the exercise of the respective options is not reasonably certain (December 31, 2024 and 2023: €4 and €2,956, respectively).

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

Since 2012, the Company has made significant investments in its compliance and financial controls and in its compliance, legal and financial organizations and is continuing to further implement its compliance program in connection with its prior resolution with the DOJ and SEC related to conduct that might violate the U.S. Foreign Corrupt Practices Act (FCPA). The Company continues to address post-FCPA review matters on various levels. The Company also continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

In 2015, the Company self-reported certain legacy conduct in West Africa with a potential nexus to Germany to the German prosecutor in the state of Hesse and continues to cooperate with government authorities in Germany in their review of allegations previously communicated to the Company regarding conduct in countries outside the U.S. that might violate anti-bribery laws. In September 2023, the Hessian prosecutor opened independent disgorgement proceedings against a German subsidiary of the Company relating to the aforementioned conduct.

In 2014, two New York physicians filed under seal a qui tam complaint in the U.S. District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to FMCH’s vascular access line of business. On October 6, 2015, the U.S. Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating that its investigation is likely to be related to the two relators’ complaint. FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (AAC) following FMCH’s 2011 acquisition of AAC.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

On July 12, 2022, after the court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. On October 3, 2023, the states of New York, New Jersey, and Georgia filed a consolidated complaint-in-intervention. The U.S.’s, the three states’, and relators’ complaints each allege that the defendants billed and received government payment for surgery that was not medically necessary. On October 31, 2024, the court granted FMCH’s motion to dismiss the relators’ complaint. FMCH is defending the allegations asserted in the litigation now proceeding with the remaining governmental complainants.

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) that is grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of a previously reported and resolved investigation by agencies of the U.S.and litigation against UnitedHealthcare Inc. FMCH is cooperating in the District of Columbia investigation.

On February 20, 2023, the Company received a statement of claim via the London Court of International Arbitration from its former distributor in Iraq. The Company terminated the distribution agreement in 2018. The former distributor sought, inter alia, compensation for alleged wrongful termination and “quality issues,” as well as damages for lost profits. The Company denied the allegations and filed a counterclaim for malperformance under the distribution agreement. On October 28, 2025, the arbitral tribunal issued its decision by which it dismissed the distributor’s claims in their entirety, granted the Company’s counterclaims fully, and awarded all the Company’s cost claims.

On April 5, 2024, FMCH received two civil investigative demands (CIDs) from the U.S. Federal Trade Commission (FTC) indicating it was investigating whether FMCH, among others in the industry, has engaged in unfair or exclusionary conduct in violation of Section 5 of the FTC Act in the acquisition of medical director services or provision of dialysis services. The CIDs indicate they cover the period from January 1, 2016 to the present and generally request information related to FMCH’s dialysis services, including information related to restrictive covenants such as non-competes with physicians. The Company is cooperating with the investigation. On May 2, 2025, the Company received a Florida Antitrust Act CID from the Attorney General of Florida commencing an investigation into possible anticompetitive conduct in connection with the acquisition of medical director services or provisions of dialysis services, which appears similar to the FTC investigation as well as looking at the Company’s business related to hospitals. On December 1, 2025, the Company received a CID from the Attorney General for the State of Washington commencing an investigation into possible anticompetitive conduct in connection with the acquisition of medical director services or provision of dialysis services, which appears similar to the FTC investigation.

On March 24, 2025, FMCH received a CID from the U.S. DOJ concerning an investigation as to whether FMCH’s subsidiary, Azura Vascular Care (Azura), billed for certain intravascular ultrasound procedures that were not medically necessary and were upcoded. FMCH is cooperating with the government in the investigation.

On May 9, 2025, a purported class action was filed against the Company alleging violations of the U.S. antitrust laws including allegations of price fixing and territory allocation. United Food and Commercial Workers Local 1776 and Participating Employers Health and Welfare Fund, et al. v. Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., U.S.D.C. Colorado, C.A. No. 1:25-cv-01478. The Company is defending itself in this matter.

On December 18, 2025, the Antimonopoly Committee of Ukraine (AMCU) completed an investigation and ruled that one of the Company’s Ukrainian subsidiaries, which represented less than 0.1% of the Company’s total revenue for the year ended December 31, 2025, was allegedly engaged in anti - competitive conduct in connection with certain public tenders. AMCU imposed a fine of around €543 on the subsidiary and banned it from participation in public tenders for three years. The Company’s Ukrainian subsidiary is currently considering filing an appeal.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other healthcare facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration (FDA) and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to a pending FDA warning letter issued in 2011 and is awaiting confirmation whether the letter is now closed. FMCH responded to a second warning letter issued in December 2023 and is engaged with the FDA about continuing remediation efforts under that letter. The Company must also comply with the laws of the U.S., including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. In Germany, where corporations are not subject to criminal law, management boards of companies must ensure business activities comply with the anti-corruption provisions of the criminal code (Strafgesetzbuch), sections 331 et seq.; breaches by individuals exercising commercial activity are subject to prosecution which can result in corporate fines and/or orders for the disgorgement of profit. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. In the U.S., enforcement is a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the U.S. and other parts of the world and engages with other business associates to help it carry out its healthcare activities. While the Company is committed to training its employees and business associates on applicable laws and procedures, investigating concerns and incidents in a timely manner and taking remedial and corrective action (including disciplinary action) as necessary, in such a widespread, global system it may be difficult to maintain the desired level of oversight and control over the thousands of individuals employed by the Company, its many affiliated companies and its service providers or business associates. The Company recognizes that the laws, regulations and interpretative guidance on data privacy are evolving along with potential litigation and enforcement risks, and it continues to review its processes to adapt to those changes. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws), which may involve certain impermissible use, access, or disclosure of unsecured personal data pertaining to patients, employees, beneficiaries or others. On those occasions, the Company is committed to compliance with applicable notification and/or reporting requirements and to take appropriate remedial and corrective action, including notification requirements under SEC rules that require public companies to report the occurrence of material cybersecurity incidents. Any such report could trigger litigation arising out of the incident. Cybersecurity incidents involving unauthorized or impermissible access to the Company’s data can also involve encryption or other efforts to deny access to such data and necessitate significant expenditures by the Company to recover or regain access to the data. On September 29, 2023, Cardiovascular Consultants, Ltd. (CCL), a former subsidiary of the Company located in the U.S., became aware that some of its computer systems in the U.S. were affected by a security incident. The Company publicly disclosed information regarding this security breach in a Form 6-K furnished to the SEC, noting that the Company does not expect the incident to have a material impact on its financial condition or results of operations. Subsequently, Fresenius Vascular Care, Inc. d/b/a Azura Vascular Care, a wholly owned subsidiary of the Company located in the U.S., became aware that some of its files had been affected by the same security incident. There are two putative class action lawsuits pending in connection with this incident: one in Arizona state court against CCL (with which four voluntarily dismissed federal purported class actions have been combined) and one in Pennsylvania federal court against Azura (with which two purported class actions filed against Azura were later consolidated). The plaintiffs originally alleged that CCL and Azura breached various duties relating to the safeguarding of confidential patient information and seek injunctive relief requiring that CCL and Azura implement various data protection processes and pay unspecified monetary damages. The court in the CCL lawsuit dismissed nearly all counts against CCL; one negligence claim against CCL survived. The parties in the Azura lawsuit agreed to settle the lawsuit on a class-wide basis, which has been finally approved by the court. The parties in the CCL lawsuit reached an agreement in principal to settle the lawsuit, though the agreement will need to be approved by the court. None of the actions has received class certification. Under the Company’s 2023 agreement for the sale of CCL, the Company retains responsibility for defending against the CCL case. In addition, the Company continues to cooperate with requests for information from the U.S. Department of Health & Human Services’ Office for Civil Rights related to this matter.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and results of operations.

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

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of €1,080,041 and €1,067,726 as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial. For further information regarding the Company’s purchase commitments, see note 9 and note 11.

26.Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at December 31, 2025 and December 31, 2024:

Carrying amount and fair value of financial instruments
in € K
December 31, 2025	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,341,121	257,992	—	—	1,599,113	257,992	—	—
Trade accounts and other receivables from unrelated parties	3,018,004	—	—	89,499	3,107,503	—	—	—
Accounts receivable from related parties	32,683	—	—	—	32,683	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	13,856	13,856	—	13,856	—
Derivatives - not designated as hedging instruments	—	11,546	—	—	11,546	—	11,546	—
Derivatives embedded in vPPAs	—	7,730	—	—	7,730	—	—	7,730
Equity investments	—	31,011	58,497	—	89,508	15,239	60,498	13,771
Debt securities	—	73,924	356,295	—	430,219	430,219	—	—
Other financial assets(1)	365,081	99,154	—	89,241	553,476	—	—	99,154
Other current and non-current assets	365,081	223,365	414,792	103,097	1,106,335	—	—	—
Financial assets	4,756,889	481,357	414,792	192,596	5,845,634	—	—	—

Accounts payable to unrelated parties	722,974	—	—	—	722,974	—	—	—
Accounts payable to related parties	97,951	—	—	—	97,951	—	—	—
Short-term debt	17,015	—	—	—	17,015	—	—	—
Long-term debt	7,287,881	—	—	—	7,287,881	6,716,223	318,336	—
Lease liabilities	—	—	—	3,490,709	3,490,709	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	2,647	2,647	—	2,647	—
Derivatives - not designated as hedging instruments	—	9,147	—	—	9,147	—	9,147	—
Derivatives embedded in vPPAs	—	9,463	—	—	9,463	—	—	9,463
Variable payments outstanding for acquisitions	—	3,262	—	—	3,262	—	—	3,262
Put option liabilities	—	—	—	793,043	793,043	—	—	793,043
Other financial liabilities(2)	966,121	—	—	—	966,121	—	—	—
Other current and non-current liabilities	966,121	21,872	—	795,690	1,783,683	—	—	—
Financial liabilities	9,091,942	21,872	—	4,286,399	13,400,213	—	—	—

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Carrying amount and fair value of financial instruments
in € K
December 31, 2024	Carrying amount					Fair value
	Amortized
	cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	939,197	240,990	—	—	1,180,187	240,990	—	—
Trade accounts and other receivables from unrelated parties	3,258,181	—	—	87,479	3,345,660	—	—	—
Accounts receivable from related parties	40,936	—	—	—	40,936	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,362	4,362	—	4,362	—
Derivatives - not designated as hedging instruments	—	21,453	—	—	21,453	—	21,453	—
Equity investments	—	120,813	66,787	—	187,600	90,483	67,963	29,154
Debt securities	—	95,574	369,858	—	465,432	465,432	—	—
Other financial assets(1)	307,163	142,264	—	101,322	550,749	—	—	142,264
Other current and non-current assets	307,163	380,104	436,645	105,684	1,229,596	—	—	—
Financial assets	4,545,477	621,094	436,645	193,163	5,796,379	—	—	—

Accounts payable to unrelated parties	864,500	—	—	—	864,500	—	—	—
Accounts payable to related parties	80,044	—	—	—	80,044	—	—	—
Short-term debt	2,099	—	—	—	2,099	—	—	—
Long-term debt	6,836,108	—	—	—	6,836,108	6,015,977	340,921	—
Lease liabilities	—	—	—	4,140,701	4,140,701	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	15,388	15,388	—	15,388	—
Derivatives - not designated as hedging instruments	—	26,615	—	—	26,615	—	26,615	—
Derivatives embedded in vPPAs	—	25,394	—	—	25,394	—	—	25,394
Variable payments outstanding for acquisitions	—	7,933	—	—	7,933	—	—	7,933
Put option liabilities	—	—	—	1,299,117	1,299,117	—	—	1,299,117
Other financial liabilities(2)	951,611	—	—	—	951,611	—	—	—
Other current and non-current liabilities	951,611	59,942	—	1,314,505	2,326,058	—	—	—
Financial liabilities	8,734,362	59,942	—	5,455,206	14,249,510	—	—	—
(1)	As of December 31, 2025 other financial assets primarily include receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc. in the U.S., vendor and supplier rebates, lease receivables, notes receivable, receivables related to consent agreement on certain pharmaceuticals as well as deposits, guarantees, and securities. As of December 31, 2024, other financial assets primarily include receivables for royalty payments from one of the Company’s equity investments, lease receivables, notes receivable, deposits, guarantees, securities, receivables related to consent agreement on certain pharmaceuticals, vendor and supplier rebates as well as receivables from sale of investments.
(2)	As of December 31, 2025 and 2024 other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments for circumstances in which the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets, accounts payable to unrelated parties, accounts payable to related parties, short-term debt, and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of December 31, 2025 or December 31, 2024. The Company accounts for transfers at the end of the reporting period.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties, accounts receivable from related parties, and other financial assets are consequently measured at amortized cost.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition, the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. All equity investments for which changes in fair value are recorded in OCI relate to purchases of publicly traded shares or percentage ownership of companies in the health sciences or adjacent fields and are made up of individually non-significant investments. At December 31, 2025, the Company held 10 non-listed equity investments (December 31, 2024: 11) and no listed equity investments (December 31, 2024: 0). During 2025, gains of €21,125 (December 31, 2024: €0) were transferred from OCI to retained earnings due to the disposal of an investment. Dividends of €44 were recognized during 2025 (2024: €65) from these equity investments. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate. The Company’s listed and non-listed equity investments measured at FVOCI had the following fair values at December 31, 2025 and 2024:

Equity investments measured at FVOCI
in € K
	2025	2024

Listed equity investments	—	—
Non-listed equity investments	58,497	66,787
Equity investments FVOCI	58,497	66,787

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently, these financial assets have been classified as FVOCI. The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business, and other factors. From time to time, the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value, where applicable) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €61,570 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value, where applicable) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

During the second quarter of 2025, the Company entered into an agreement with shareholders of Interwell Health (the Company’s value and risk-based care subsidiary) to accelerate the settlement of put options held by non-physician investors originally granted as part of the 2022 merger of Cricket Health, Interwell Health LLC and Fresenius Health Partners, Inc. The settlement in the amount of $363,272 (€311,614) for this transaction occurred during September 2025 and represented a transaction with noncontrolling interests without loss of control. In connection with the settlement, the Company incurred cash outflows of €311,614 for the year ended December 31, 2025 which are included within the line item “Distributions to noncontrolling interests” within “Financing activities” in the consolidated statements of cash flows. The related decrease in noncontrolling interests of €76,201 and additional paid in capital of €235,413 as of December 31, 2025 are included within the line item “Transactions with noncontrolling interests without loss of control” in the consolidated statements of shareholders’ equity. Additionally, the decrease in put option liabilities in the amount of €312,941 and a corresponding increase in retained earnings are reflected in the consolidated balance sheets within line item “Other current financial liabilities” and the line item “Put option liabilities” in the consolidated statements of shareholders’ equity, respectively. A deferred tax liability initially established in 2022 (as a result of a remeasurement gain recognized for the transaction) was reversed with the corresponding tax income of $38,792 (€34,679) recognized in the line item “Income tax expense” in the consolidated statements of income. As a result of the transaction, the Company’s ownership of Interwell Health increased from 75% to approximately 92% as of December 31, 2025.

At December 31, 2025, 2024, and 2023 the Company’s potential obligations under these put option liabilities, which are recorded in other current financial liabilities and other non-current financial liabilities, were €793,043, €1,299,117, and €1,372,008, respectively. At December 31, 2025, 2024, and 2023, put option liabilities with an aggregate purchase obligation of €438,740, €527,592, and €563,692, respectively, were exercisable. In the last three fiscal years ending December 31, 2025, 47 such put options, excluding the settlement of Interwell Health put options noted above, have been exercised for a total consideration of €81,325.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The following table provides a reconciliation of Level 3 financial instruments, excluding vPPAs as disclosed below, at December 31, 2025, 2024 and 2023:

Reconciliation from beginning to ending balance of level 3 financial instruments in € K
	2025
		Variable
		payments		Other financial
	Equity	outstanding for	Put option	assets measured at
	investments	acquisitions	liabilities	FVPL (1)

Beginning balance at January 1,	29,154	7,933	1,299,117	142,264
Increase	2,002	1,507	32,307	7,808
Decrease	—	(4,581)	(341,992)	(22,855)
Reclassifications	—	—	—	—
Gain / loss recognized in profit or loss(2)	(14,487)	(928)	—	(13,460)
Gain / loss recognized in equity	—	—	(54,964)	—
Foreign currency translation and other changes	(2,898)	(669)	(141,425)	(14,603)
Ending balance at December 31,	13,771	3,262	793,043	99,154

Reconciliation from beginning to ending balance of level 3 financial instruments in € K
	2024				2023
		Variable		Other		Variable
		payments		financial assets		payments
	Equity	outstanding for	Put option	measured	Equity	outstanding for	Put option
	investments	acquisitions	liabilities	at FVPL (1)	investments	acquisitions	liabilities

Beginning balance at January 1,	32,002	35,751	1,372,008	—	42,793	37,846	1,468,517
Increase	3,085	86	8,127	41,225	4,833	5,232	31,050
Decrease	—	(23,472)	(71,990)	(2,292)	—	(3,603)	(42,490)
Reclassifications	—	—	—	90,457	—	—	—
Gain / loss recognized in profit or loss(2)	(7,773)	(4,796)	—	4,987	(14,340)	(3,366)	—
Gain / loss recognized in equity	—	—	(91,987)	—	—	—	(28,034)
Foreign currency translation and other changes	1,840	364	82,959	7,887	(1,284)	(358)	(57,035)
Ending balance at December 31,	29,154	7,933	1,299,117	142,264	32,002	35,751	1,372,008
(1)	As of December 31, 2025 and 2024, other financial assets measured at FVPL consist mainly of receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc. in the U.S. and, in 2024, receivables from the sale of investments.
(2)	Includes realized and unrealized gains / losses.

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

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (economic hedges). The Company does not use financial instruments for trading purposes. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting, and controlling on the other.

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

At December 31, 2025 and December 31, 2024, the Company had €23,539 and €25,806 of derivative financial assets subject to netting arrangements and €12,013 and €41,897 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €14,908 and €10,305 as well as net liabilities of €3,381 and €26,396 at December 31, 2025 and December 31, 2024, respectively.

The Company calculates benchmarks for individual exposures in order to quantify interest and foreign exchange risks. The benchmarks are derived from achievable and reasonable market rates. Depending on the individual benchmarks, hedging strategies are agreed on and implemented.

In April 2024, the Company signed several vPPAs with wind and solar energy project developers in Germany and in the U.S. with terms of up to 15 years. The German vPPA contracts have been signed with two developers and produced 106 gigawatt hours (GWh) in 2025 which is equivalent to 61% of the electricity consumption used by the Company in the European Union during this year. The U.S. vPPA contract has been concluded with one developer and produced 423 GWh in 2025 which corresponds to 50% of the electricity consumption used by the Company in the U.S. during this year. All of the wind and solar parks are operational as of December 31, 2025. The Company does not have control or any other rights in relation to the usage of the energy-producing facilities. All contracts are designed as non-deliverable for the electricity produced and provide for the delivery of energy attribute certificates, commonly known in the U.S. and Germany as renewable energy certificates and guarantees of origin, respectively. All contracts are analyzed as physical host contracts to purchase the certificates and separable embedded electricity swaps to pay a fixed price for the electricity produced and to receive a variable spot energy price in the respective countries. The host contracts fulfill the “own-use” criteria in accordance with IFRS 9, Financial Instruments (IFRS 9). The derivatives embedded in the vPPAs are recognized separately at fair value through profit or loss. Embedded derivatives with positive fair values are recorded in other non-current financial assets within the consolidated balance sheets. Embedded derivatives with negative fair value are recorded in other non-current financial liabilities within the consolidated balance sheets. The fair value allocated to level 3 is derived from the present value of the expected cash flows from the derivatives. The main valuation parameters include significant unobservable inputs such as electricity future price curves and expected electricity production volumes. A change in the key valuation parameters as of December 31, 2025 and 2024 would have affected the fair value of the derivatives embedded in vPPAs as follows:

Sensitivities of derivatives embedded in vPPAs to changes in unobservable inputs in € K
2025
Change in expected electricity prices		Change in expected production volumes		Change in expected interest rates
10% increase	10% decrease	10% increase	10% decrease	1% increase	1% decrease
24,356	(24,305)	155	(155)	(183)	196

2024
Change in expected electricity prices		Change in expected production volumes		Change in expected interest rates
10% increase	10% decrease	10% increase	10% decrease	1% increase	1% decrease
26,774	(26,761)	(2,540)	2,540	2,247	(2,507)

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Changes in the fair value of the derivatives in the vPPAs are recognized in other operating income or other operating expense, as applicable, in the consolidated statements of income. Due to the volatile nature of such instruments which may be considered to be speculative, it is difficult to accurately predict what impact the volatility of unobservable inputs, such as changes in expected energy prices or production volumes, may have on the valuation of such instruments in the future. The estimated fair values of these derivative instruments may fluctuate significantly from quarter to quarter and the price at which these derivatives may ultimately be settled could vary significantly from the Company’s current estimates, depending upon market conditions.

The following table provides a reconciliation of derivatives embedded in the vPPAs at December 31, 2025:

Reconciliation of derivatives embedded in vPPAs
in € K	2025	2024

	Derivatives embedded in
	the vPPAs - (Liabilities)/Assets
Beginning balance at January 1,	(25,394)	—
Settlements	10,867	460
Gain (loss) recognized in profit or loss (1)	11,308	(24,959)
Foreign currency translation and other changes	1,486	(895)
Ending balance at December 31,	(1,733)	(25,394)
(1)	Includes realized and unrealized gains / losses.

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

At December 31, 2025, if the euro had strengthened 10% against the U.S. dollar with all other variables held constant, net income attributable to shareholders of FME AG for the year would have been €88,942 lower, and other comprehensive income would have been €1,298,437 lower. Conversely, if the euro had weakened 10% against the U.S. dollar with all other variables held constant, net income attributable to shareholders of FME AG would have been €108,707 higher, and other comprehensive income would have been €1,586,979 higher.

Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures, the Company enters into foreign exchange hedge contracts, such as foreign exchange forward contracts and foreign exchange option contracts.

The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled €789,230 and €475,890 at December 31, 2025 and December 31, 2024, respectively. At December 31, 2025, the Company had foreign exchange derivatives with maturities of up to 34 months. Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the foreign exchange derivatives matched the critical terms of the underlying exposures.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges, as defined above. The notional amounts of economic hedges totaled €2,381,239 and €2,421,508 at December 31, 2025 and December 31, 2024, respectively.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The Company uses a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability distributions based on historical volatilities and correlations using the values of the last 50 exchange rates with an interval of 21 trading days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio’s risk exposure is generally less than the total of the underlying individual risks. Based on a net exposure of €704,670, the Company’s CFaR amounts to €52,106 at December 31, 2025, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €52,106.

The following table shows the average hedging rate and the profile of the timing of the nominal amount of the foreign exchange forward contracts as well as of the foreign exchange option contracts for the currencies with highest hedging volume for contracts that are designated and qualify as cash flow hedges at December 31, 2025. For foreign exchange option contracts, the Company uses the strike price as the hedging rate.

Significant currency pairs
in € K
	Timing profile of the nominal amount
	Less than 1				Average
	year	1 - 3 years	3 - 5 years	Over 5 years	hedging rate

EUR/USD	245,536	44,743	—	—	1.1774
EUR/CNY	163,366	28,367	—	—	8.2921
EUR/GBP	38,388	4,835	—	—	0.8754

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

The Company entered into interest rate hedges (pre-hedges) in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2025 and December 31, 2024, the Company had €3,233 and €4,714, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Derivative financial instruments valuation

The following table shows the carrying amounts of the Company’s derivatives at December 31, 2025 and December 31, 2024:

Derivative financial instruments valuation
in € K
	2025		2024
	Assets	Liabilities	Assets	Liabilities
Current
Foreign exchange contracts	12,138	(2,643)	4,362	(15,388)

Non-current
Foreign exchange contracts	1,718	(4)	—	—
Derivatives in cash flow hedging relationships	13,856	(2,647)	4,362	(15,388)

Current
Foreign exchange contracts	11,546	(8,191)	19,726	(26,471)

Non-current
Foreign exchange contracts	—	(956)	1,727	(144)
Derivatives embedded in vPPAs	7,730	(9,463)	—	(25,394)
Derivatives not designated as hedging instruments	19,276	(18,610)	21,453	(52,009)

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. To determine the fair value of foreign exchange option contracts, the Black-Scholes model is used. This model provides the option value based on parameters such as forward rate as of the balance sheet date, contracted strike price, time to expiry, implied volatility, and both the domestic and foreign interest rates. The total option value is split into its intrinsic value and time value components. Intrinsic value is determined by comparing the contracted strike price to the forward rate for the remaining term of the contract as of the balance sheet date. The time value is then calculated as the difference between the total option value and the intrinsic value.

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

The effect of financial instruments on the consolidated statements of income

The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €68,022 (2024: €68,998), interest expense of €375,216 (2024: €393,322), as well as expected credit losses of €28,966 (2024: €18,968).

In the fiscal year 2025, net losses from foreign currency transactions amount to €43,794 (2024: net losses €23,057).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The following table shows the effect of derivatives in cash flow hedging relationship on the consolidated financial statement:

The effect of derivatives in cash flow hedging relationships on the consolidated financial statements in € K
	Fair value gain	Fair value gain
	(loss) recognized in	(loss) recognized in		Amount	Amount
	AOCI on hedging	AOCI on hedging	Location of	reclassified	reclassified
	instrument (hedge	instrument (cost of	reclassified	from hedge	from cost of
	reserve)	hedging)	amounts from AOCI	reserve	hedging
For the year ended December 31, 2025
Interest rate contracts	1,061	—	Interest income/expense	1,146	—
Foreign exchange contracts	26,885	(3,841)	thereof:
			Revenue	(9,265)	2,516
			Other operating income/expense	2,606	184
Total	27,946	(3,841)		(5,513)	2,700

For the year ended December 31, 2024
Interest rate contracts	—	—	Interest income/expense	1,318	—
Foreign exchange contracts	(7,159)	(895)	thereof:
			Revenue	(1,840)	2,641
			Costs of revenue	(5,136)	300
Total	(7,159)	(895)		(5,658)	2,941

The following table shows the effect of derivatives not designated as hedging instruments on the consolidated financial statements:

The effect of derivatives not designated as hedging instruments on the consolidated financial statements in € K
		Amount of (gain) loss recognized in
		income on derivatives
	Location of (gain) loss recognized in	for the year ended, December 31
	income on derivatives	2025	2024

Foreign exchange contracts	Other operating income/expense	(159,082)	49,806
Foreign exchange contracts	Interest income/expense	30,152	9,984
Derivatives embedded in vPPAs	Other operating income/expense	(11,308)	24,959
Derivatives not designated as hedging instruments		(140,238)	84,749

Credit risk

The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty will fail to meet its obligations as the counterparties are highly rated financial institutions (generally investment grade). The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €33,132 at December 31, 2025 (2024: €25,815). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all financial assets. In order to control this credit risk, the Company’s management carries out an aging analysis of trade accounts and other receivables from unrelated parties. For details on the aging analysis and on expected credit losses, see note 8.

Liquidity risk

The liquidity risk is defined as the risk that a company is potentially unable to meet its financial obligations. The Management of the Company manages the liquidity of the group by means of effective working capital and cash management as well as an anticipatory evaluation of refinancing alternatives. The Company’s management believes that existing credit facilities, net cash provided by operating activities, and additional short-term debt are sufficient to meet the Company’s foreseeable demand for liquidity (see note 16).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The following table shows the future undiscounted contractual cash flows (including interest) resulting from recognized financial liabilities and derivative financial instruments recorded in the consolidated balance sheets:

Payments agreed by contracts
in € K
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2025
Non-Derivatives
Accounts payable to unrelated parties	722,974	206	—	—
Accounts payable to related parties	97,951	—	—	—
Other financial liabilities	952,436	267	429	12,784
Short-term debt	17,015	—	—	—
Bonds	1,696,547	1,627,094	2,355,856	1,968,541
Other long-term debt	33,606	68,562	235,990	1,602
Lease liabilities (1)	710,456	1,305,953	905,037	1,102,559
Variable payments outstanding for acquisitions	238	157	—	2,905
Put option liabilities	638,009	85,062	58,808	27,280
	4,869,232	3,087,301	3,556,120	3,115,671

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(202,641)	(7,910)	—	—
Outflow	205,879	7,728	—	—
	3,238	(182)	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(799,873)	(27,542)	(7,444)	(38,283)
Outflow	810,124	35,790	9,226	24,683
	10,251	8,248	1,782	(13,600)

Total	4,882,721	3,095,367	3,557,902	3,102,071

2024
Non-Derivatives
Accounts payable to unrelated parties	904,278	378	—	—
Accounts payable to related parties	80,044	—	—	—
Other financial liabilities	937,181	365	363	13,324
Short-term debt	2,099	—	—	—
Bonds	638,721	2,906,524	1,128,390	2,460,076
Other long-term debt	46,220	81,585	242,992	3,564
Lease liabilities (1)	783,791	1,476,278	1,067,295	1,408,652
Variable payments outstanding for acquisitions	1,127	4,986	157	1,739
Put option liabilities	807,207	402,667	90,460	24,902
	4,200,668	4,872,783	2,529,657	3,912,257

Derivatives
Derivative financial instruments - in cash flow hedging relationships
(Inflow)	(371,514)	—	—	—
Outflow	388,522	—	—	—
	17,008	—	—	—

Derivative financial instruments - not designated as hedging instrument
(Inflow)	(1,774,151)	(16,598)	(4,747)	(18,954)
Outflow	1,818,926	19,182	11,401	52,269
	44,775	2,584	6,654	33,315

Total	4,262,451	4,875,367	2,536,311	3,945,572
(1)	Includes amounts from related parties.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

27.Other comprehensive income (loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2025, 2024, and 2023 are as follows:

Other comprehensive income (loss)
in € K
	2025			2024			2023

	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
FVOCI equity investments	6,537	215	6,752	(15,586)	(98)	(15,684)	18,046	(209)	17,837
Actuarial gain (loss) on defined benefit pension plans	72,462	(23,173)	49,289	15,990	(2,843)	13,147	(58,455)	16,405	(42,050)

Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment, net of reclassification adjustments resulting from deconsolidation	(1,544,634)	—	(1,544,634)	727,473	—	727,473	(607,873)	—	(607,873)
FVOCI debt securities	7,639	(1,265)	6,374	(857)	271	(586)	7,299	(1,321)	5,978
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedging reserve during the period	27,946	(8,425)	19,521	(7,159)	783	(6,376)	2,787	(1,031)	1,756
Cost of hedging	(3,842)	1,161	(2,681)	(895)	39	(856)	(3,547)	1,132	(2,415)
Reclassification adjustments	(2,812)	1,784	(1,028)	(2,718)	1,502	(1,216)	(4,718)	1,474	(3,244)
Total other comprehensive income (loss) relating to cash flow hedges	21,292	(5,480)	15,812	(10,772)	2,324	(8,448)	(5,478)	1,575	(3,903)

Other comprehensive income (loss)	(1,436,704)	(29,703)	(1,466,407)	716,248	(346)	715,902	(646,461)	16,450	(630,011)

28.Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2025, 2024 and 2023:

Details for net cash provided by (used in) investing activities in € K
	2025	2024	2023
Details for acquisitions
Assets acquired	(23,055)	(231)	(3,770)
Liabilities assumed	2,747	—	—
Noncontrolling interests	3,494	—	567
Non-cash consideration	292	54	61
Cash paid	(16,522)	(177)	(3,142)
Less cash acquired	1,220	—	—
Net cash paid for acquisitions	(15,302)	(177)	(3,142)

Cash paid for investments	(2,002)	(14,345)	(5,694)
Cash paid for intangible assets	(4,668)	(8,544)	(26,366)
Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(21,972)	(23,066)	(35,202)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	202,140	629,749	172,201
Proceeds from divestitures	202,140	629,749	172,201

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2025:

Reconciliation of debt to net cash provided by (used in) financing activities in € K
			Non-cash changes
					Amortization
			Acquisitions	Foreign	of debt
	January 1,	Cash	(net of	currency	issuance costs			December 31,
	2025	Flow	divestitures)	translation	and discounts	Other		2025

Short-term debt from unrelated parties	2,099	15,652	—	(722)	—	(14)		17,015
Long-term debt	6,836,108	782,968	227	(346,181)	10,113	4,646		7,287,881
Lease liabilities from unrelated parties	4,027,838	(623,323)	(2,010)	(395,778)	—	465,880	(1)	3,472,607
Lease liabilities from related parties	112,863	(25,715)	—	24	—	(69,070)	(1)	18,102
(1)	Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties. Furthermore, interest expense in the amount of €143,211, net of interest paid (included in Net cash provided by (used in) operating activities), are included.

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2024:

Reconciliation of debt to net cash provided by (used in) financing activities in € K
			Non-cash changes
					Amortization
			Acquisitions	Foreign	of debt
	January 1,	Cash	(net of	currency	issuance costs			December 31,
	2024	Flow	divestitures)	translation	and discounts	Other		2024

Short-term debt from unrelated parties	456,904	(455,687)	2,105	83	—	(1,306)		2,099
Long-term debt (excluding Accounts Receivable Facility)(1)	7,424,705	(772,949)	(2,593)	183,142	9,029	(5,226)		6,836,108
Accounts Receivable Facility(1)	22,857	(23,096)	—	477	—	(238)		—
Lease liabilities from unrelated parties	4,012,371	(651,686)	(53,764)	193,046	—	527,871	(2)	4,027,838
Lease liabilities from related parties	133,575	(24,827)	—	(20)	—	4,135	(2)	112,863
(1)	The Company maintained an accounts receivable securitization program (Accounts Receivable Facility) with a maximum capacity of $900,000 (€768,049 at the date of execution) and an ending term date of August 11, 2024. On May 31, 2024, the Company voluntarily terminated the Accounts Receivable Facility.
(2)	Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties. Furthermore, interest expense in the amount of €148,420, net of interest paid (included in Net cash provided by (used in) operating activities), are included.

Interest payments are included in operating activities in the consolidated statements of cash flows in the amount of €350,789 and €367,503 as of December 31, 2025 and 2024.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

29.Segment and corporate information

The operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and is aligned to the financial information that is presented on a quarterly basis to the chief operating decision maker. The Care Enablement segment is primarily engaged in the distribution of healthcare products and equipment, including R&D, manufacturing, supply chain, and commercial operations, as well as supporting functions such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing healthcare services for the treatment of CKD, ESRD, and other extracorporeal therapies. Care Delivery also includes the pharmaceutical products business and the income from equity method investees related to the sale of certain renal pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in the Company’s clinics to provide healthcare services to its patients. As of June 1, 2025, a new reportable segment, “Value-Based Care,” was created to align with recent changes to internal management reporting. The Value-Based Care operating segment is primarily focused on value-based kidney care, including contracting and performance management, clinical care models supported by a national network of nephrologists, and tech-enabled platforms that leverage proprietary informatics and patient engagement tools. Value and risk-based care arrangements with private payors or government programs may include shared savings or losses from reductions or increases in the overall medical spend of a population under management which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. Premiums and medical costs included in full risk arrangements, however, are accounted for in accordance with IFRS 17, Insurance Contracts. Premium revenue and claim costs are presented separately as insurance revenue and insurance costs of revenue, respectively, on the consolidated statements of income and constitute the majority of revenue and costs of revenue for the segment. Prior to June 1, 2025, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary systems and reporting changes to effect the new structure were not in place.

The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to those specific segments. Similarly, costs related primarily to headquarters overhead charges, including accounting and finance as well as certain human resources, legal, and IT costs, are allocated as these costs are attributable to the segments, and used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. The Value-Based Care segment maintains its own separate finance, accounting, human resources, legal, medical office, and other administrative functions and is therefore excluded from the allocation process. Additionally, certain costs, which relate mainly to shareholder activities, management activities, global internal audit, and the remeasurement of certain investments and virtual power purchase agreements, are not allocated to a segment but are accounted for as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments, and are reported separately as Corporate (Corporate). Interest income, interest expense, and tax expense are neither included within the measure of segment profit or loss reviewed by the chief operating decision maker nor otherwise regularly provided to the chief operating decision maker by segment and are therefore not included in the presented segment information.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the products transferred and services provided are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the years ended December 31, 2025, 2024 and 2023 is set forth below. The prior year figures have been restated to align to the new operating and reportable segment structure:

Segment and corporate information
in € K
	Care		Care	Total	Inter-segment
	Delivery	Value-Based Care	Enablement	Segment	eliminations	Corporate	Total
2025
Revenue from healthcare services(1)	12,966,604	130,663	—	13,097,267	—	—	13,097,267
Revenue from healthcare products(1)	271,717	—	4,054,006	4,325,723	—	—	4,325,723
Revenue from contracts with customers(1)	13,238,321	130,663	4,054,006	17,422,990	—	—	17,422,990
Revenue from insurance contracts(1)	—	2,116,710	—	2,116,710	—	—	2,116,710
Revenue from lease contracts(1)	—	—	87,902	87,902	—	—	87,902
Revenue from external customers	13,238,321	2,247,373	4,141,908	19,627,602	—	—	19,627,602
Inter-segment revenue	497,951	—	1,334,279	1,832,230	(1,832,230)	—	—
Revenue	13,736,272	2,247,373	5,476,187	21,459,832	(1,832,230)	—	19,627,602
Costs of revenue	(10,517,158)	(2,132,390)	(3,780,225)	(16,429,773)	1,835,995	(4,895)	(14,598,673)
Research and development	—	—	(158,181)	(158,181)	—	206	(157,975)
Operating income (loss)	1,614,099	1,225	325,893	1,941,217	4,924	(119,105)	1,827,036
Interest							(314,798)
Income before income taxes							1,512,238
Depreciation and amortization	(976,400)	(4,939)	(457,103)	(1,438,442)	41,991	(66,962)	(1,463,413)
Impairment loss	(31,583)	(2,118)	(3,288)	(36,989)	—	(7)	(36,996)
Income (loss) from equity method investees	181,368	—	—	181,368	—	—	181,368
Total assets(1)	39,239,152	640,213	13,555,088	53,434,453	(33,430,072)	10,997,952	31,002,333
thereof investment in equity method investees(1)	663,652	—	—	663,652	—	—	663,652
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	726,505	364	736,725	1,463,594	(29,475)	44,432	1,478,551

2024
Revenue from healthcare services(1)	13,332,931	138,432	—	13,471,363	—	—	13,471,363
Revenue from healthcare products(1)	189,733	—	3,996,462	4,186,195	—	—	4,186,195
Revenue from contracts with customers(1)	13,522,664	138,432	3,996,462	17,657,558	—	—	17,657,558
Revenue from insurance contracts(1)	—	1,614,024	—	1,614,024			1,614,024
Revenue from lease contracts(1)	—	—	64,327	64,327	—	—	64,327
Revenue from external customers	13,522,664	1,752,456	4,060,789	19,335,909	—	—	19,335,909
Inter-segment revenue	480,797	—	1,495,745	1,976,542	(1,976,542)	—	—
Revenue	14,003,461	1,752,456	5,556,534	21,312,451	(1,976,542)	—	19,335,909
Costs of revenue	(10,922,292)	(1,678,638)	(3,915,405)	(16,516,335)	1,952,344	(15,266)	(14,579,257)
Research and development	(41)	—	(183,449)	(183,490)	—	(3)	(183,493)
Operating income (loss)	1,217,971	(28,152)	267,098	1,456,917	(16,571)	(47,951)	1,392,395
Interest							(335,469)
Income before income taxes							1,056,926
Depreciation and amortization	(1,040,805)	(4,375)	(462,507)	(1,507,687)	44,073	(71,922)	(1,535,536)
Impairment loss	(185,156)	—	(21,555)	(206,711)	—	(10)	(206,721)
Income (loss) from equity method investees	134,875	—	—	134,875	—	—	134,875
Total assets(1)	42,719,297	679,712	14,685,989	58,084,998	(35,330,991)	10,812,572	33,566,579
thereof investment in equity method investees(1)	620,831	—	—	620,831	—	—	620,831
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	882,599	480	506,501	1,389,580	(56,301)	41,450	1,374,729

2023
Revenue from healthcare services(1)	14,116,820	49,976	—	14,166,796	—	—	14,166,796
Revenue from healthcare products(1)	184,021	—	3,795,101	3,979,122	—	—	3,979,122
Revenue from contracts with customers(1)	14,300,841	49,976	3,795,101	18,145,918	—	—	18,145,918
Revenue from insurance contracts(1)	—	1,227,140	—	1,227,140			1,227,140
Revenue from lease contracts(1)	—	—	80,559	80,559	—	—	80,559
Revenue from external customers	14,300,841	1,277,116	3,875,660	19,453,617	—	—	19,453,617
Inter-segment revenue	447,770	—	1,469,768	1,917,538	(1,917,538)	—	—
Revenue	14,748,611	1,277,116	5,345,428	21,371,155	(1,917,538)	—	19,453,617
Costs of revenue	(11,348,785)	(1,250,330)	(3,834,084)	(16,433,199)	1,904,833	(246)	(14,528,612)
Research and development	(42)	—	(231,656)	(231,698)	—	(272)	(231,970)
Operating income (loss)	1,611,544	(95,732)	(66,521)	1,449,291	(12,705)	(67,148)	1,369,438
Interest							(336,423)
Income before income taxes							1,033,015
Depreciation and amortization	(1,120,107)	(5,518)	(457,497)	(1,583,122)	41,079	(70,694)	(1,612,737)
Impairment loss	(89,963)	—	(49,154)	(139,117)	—	(117)	(139,234)
Income (loss) from equity method investees	115,354	—	6,431	121,785	—	—	121,785
Total assets(1)	41,058,324	655,345	13,392,422	55,106,091	(31,135,993)	9,959,710	33,929,808
thereof investment in equity method investees(1)	642,928	—	—	642,928	—	—	642,928
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	775,274	860	528,769	1,304,903	(31,118)	42,953	1,316,738
(1)	These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

Geographic presentation
in € K
	2025		2024		2023
	Revenue from		Revenue from		Revenue from
	external customers	Non-current assets	external customers	Non-current assets	external customers	Non-current assets

Germany	494,574	2,040,299	478,962	1,866,455	484,238	2,053,635
Rest of the world	19,133,028	20,167,305	18,856,947	22,754,054	18,969,379	22,188,768
thereof U.S.	14,180,803	17,105,345	13,667,244	19,681,537	13,506,250	18,932,918
Total	19,627,602	22,207,604	19,335,909	24,620,509	19,453,617	24,242,403

30.Subsequent events

On January 9, 2026, the Company announced that it would accelerate its share buyback program and start the repurchase of the second tranche. The program has a total volume of €1,000,000. The first tranche of the Company’s share buyback program was completed ahead of schedule on December 29, 2025, under which 14,124,564 shares were repurchased for €586,450 (including true-ups). Under the second tranche, the Company plans to repurchase a total amount of around €413,550 from January 12 to May 8, 2026. The share buyback program is expected to be completed significantly earlier than originally planned, in less than a year. The purchase of the shares is based on the authorization granted by the General Meeting on May 20, 2021. Additionally, on February 20, 2026, the U.S. Supreme Court ruled that the tariffs imposed under International Emergency Economic Powers Act of 1977 (IEEPA) enacted by the Trump Administration in the U.S. exceed the power provided by the IEEPA, although uncertainty regarding global trade policies remains as the administration indicated it could enact tariffs under other mechanisms. The previously imposed tariffs did not have a material impact on the Company as of and for the year ended December 31, 2025.

No other significant activities have taken place subsequent to the balance sheet date December 31, 2025 that have a material impact on the key figures and earnings presented.

In connection with the retirement of Mr. Franklin W. Maddux, MD as Global Chief Medical Officer and a member of the Management Board and the retirement of Dr. Katarzyna Mazur - Hofsäß as the member of the Management Board responsible for Care Enablement, Mr. Charles Hugh - Jones, MD, FRCP and Mr. Joseph E. (Joe) Turk, respectively, were appointed to the Management Board, effective January 1, 2026. Currently, there are no other significant changes in the Company’s structure, management, legal form or personnel.

31.Compensation of the Management Board and the Supervisory Board

Compensation of the Management Board

The total compensation of the members of the Management Board for the fiscal year 2025 amounted to €27,848 (2024: €21,109) and consisted of non-performance-based compensation (including, for example, base salaries, fringe benefits and cash pension allowances) in the total amount of €13,609 (2024: €8,915), short-term performance-based compensation in the total amount of €5,677 (2024: €7,094) and components with long-term incentive effects (multi-year variable compensation) with a total grant date fair value of €8,562 (2024: €5,100). The components with long-term incentive effects consist of 230,873 Performance Shares allocated under the MB LTIP 2024+ which will be settled in shares of the Company (2024: 266,497 Performance shares which will be settled in cash). The fringe benefits for 2024 included a cash payment of €416 which was provided as payment for forfeited compensation from a previous employment relationship and of which 50% of the net amount was invested in shares of the Company in line with a contractual agreement.

Under IFRS Accounting Standards, pension expense (service costs) for the members of the Management Board in 2025 amounted to €621 (2024: €1,737), expense from long-term incentive share-based compensation plans amounted to €4,784 (2024: €1,757) and expense for termination benefits amounted to €15 (2024: €—); no expense for other long-term benefits was incurred (2024: €144). Total compensation expense, in accordance with IFRS Accounting Standards, for the members of the Management Board amounted to €24,706 (2024: €19,647).

FRESENIUS MEDICAL CARE AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in K, except share and per share data)

As of December 31, 2025, outstanding balances with respect to the members of the Management Board amounted to €17,624 (December 31, 2024: €18,283) and consisted mainly of pension commitments, provisions for performance-based compensation components as well as entitlements under long-term incentive plans. Short-term performance-based compensation is linked to the achievement of three financial targets (based on Revenue, Operating income and Net income) and one non-financial target (Sustainability), which for 2025 consists of the two equally weighted sub-targets patient satisfaction and employee satisfaction. The individual contractual defined benefit pension commitments provide for pension and survivor benefits as of the time of conclusively ending active work or in case of full or partial reduction in earning capacity, and the amount of such benefits is calculated by reference to the amount of the Management Board member’s most recent base salary. For information on the terms and conditions of the long-term incentive plans see note 23.

The total compensation of former members of the Management Board and the management board of Fresenius Medical Care Management AG amounted to €2,553 (2024: €2,525). As of December 31, 2025, pension obligations, according to IAS 19, towards this group of persons exist in an amount of €57,086 (December 31, 2024: €58,609).

Compensation of the supervisory board

In 2025, the total compensation of the members of the Supervisory Board amounted to €3,245 (2024: €3,002).

32.Principal accountant fees and services

In 2025, 2024, and 2023, fees for the auditor, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC), and its affiliates were expensed as follows:

Fees
in € K
	2025		2024		2023
	Consolidated	thereof	Consolidated	thereof	Consolidated	thereof
	group	Germany	group	Germany	group	Germany

Audit fees	13,330	3,241	16,126	4,694	14,250	3,215
Audit-related fees	1,403	704	1,549	960	1,897	937
Tax fees	23	—	—	—	—	—
Other fees	16	—	—	—	—	—

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

Audit-related fees are fees charged by the Company’s auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category mainly comprises fees billed by PwC for comfort letters, audit of the compensation report of the management board, audit of the sustainability reporting with limited assurance, agreed-upon procedure engagements, project related audits of IT migrations, and other attestation services subject to regulatory requirements.

Tax fees are fees for professional services rendered by the Company’s auditors for tax advisory services required by law in the U.S. and transfer pricing tax compliance services in Ukraine. Other fees include amounts related to licenses for access to accounting literature resources.

Item 19.Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG (the Registrant) is filing the following exhibits:

1.1

Convenience translation of the Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 3.1 to Registrant’s Report on Form 6-K for the month of August 2025, furnished August 5, 2025).

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

2.8

Final Terms dated November 27, 2019 for EUR 600,000,000 0.625% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 2.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020). (1)

2.9

Final Terms dated November 27, 2019 for EUR 500,000,000 1.250% Fixed Rate Euro-Denominated Bonds due 2029 (incorporated by reference to Exhibit 2.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, filed February 20, 2020). (1)

2.10

Final Terms dated May 27, 2020 for EUR 750,000,000 1.500% Fixed Rate Euro-Denominated Bonds due 2030 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of July 2020, furnished July 30, 2020). (1)

2.11

Final Terms dated May 27, 2020 for EUR 500,000,000 1.000% Fixed Rate Euro-Denominated Bonds due 2026 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of July 2020, furnished July 30, 2020). (1)

2.12

Final Terms dated September 15, 2022 for EUR 750,000,000 3.875% Fixed Rate Euro-Denominated Bonds due 2027 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of October 2022, furnished October 31, 2022). (1)

2.13

Final Terms dated April 4, 2025 for EUR 600,000,000 3.125% Fixed Rate Euro-Denominated Bonds due 2028 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of May 2025, furnished May 6, 2022).

2.14

Final Terms dated April 4, 2025 for EUR 500,000,000 3.750% Fixed Rate Euro-Denominated Bonds due 2032 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of May 2025, furnished May 6, 2022).

2.15	Final Terms dated November 24, 2025 for EUR 500,000,000 3.250% Fixed Rate Euro-Denominated Bonds due 2030 (filed herewith).
2.16

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

2.17

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

2.18

Amendment and Restatement Agreement dated November 26, 2024 amending the Sustainability-Linked Revolving Credit Facility Agreement dated July 1, 2021, as previously amended, between the Company and Fresenius Medical Care Holdings, Inc. as borrowers and guarantors, and the financial institutions party thereto in their respective capacities as Coordinators, Bookrunners, Arrangers, Original Lenders (including their respective Original Lending Affiliates), Sustainability Agent, Agent and Swingline Agent (incorporated by reference to Exhibit 2.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, filed February 25, 2025).

4.1

Lease Agreement for Office Facilities dated March 9, 2017, effective as of January 1, 2017, as amended, by and between Fresenius SE & Co. KGaA and Fresenius Medical Care AG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, filed February 25, 2025). (2)

4.2

Lease Agreement for Office Facilities - EK 3, Bad Homburg dated June 1, 2020, effective as of December 31, 2019, as amended. by and between Fresenius SE & Co. KGaA and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, filed February 25, 2025).  (2)

4.3

Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.8 to Fresenius Medical Care AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.4

Long form of Amendment dated December 22, 2025 to the Trademark License Agreement dated September 27, 1996 by and between Fresenius SE & Co. KGaA and Fresenius Medical Care Deutschland GmbH (filed herewith). (2)

4.5

English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, filed February 22, 2021).

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

4.7

English convenience translation of the Appendix to the Fresenius Medical Care Management Board Long-Term Incentive Plan 2020 Target Values and Determination of Target Achievement for the Grants of Performance Shares in Fiscal Year 2023 (incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022 filed February 22, 2023).

4.8

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

4.10	Fresenius Medical Care AG Management Board Bonus Plan 2024+ (incorporated by reference to Exhibit 10.1 to Registrant’s Report on Form 6-K for the month of May 2024, furnished May 7, 2024).
4.11

Fresenius Medical Care AG Management Board Long-Term Incentive Plan 2024+ as amended on May 15, 2024 (incorporated by reference to Exhibit 10.3 to Registrant’s Report on Form 6-K for the month of July 2024, furnished July 30, 2024).

4.12	Fresenius Medical Care AG Long-Term Incentive Plan 2024+ (incorporated by reference to Exhibit 10.4 to Registrant’s Report on Form 6-K for the month of November 2024, furnished November 5, 2024).
4.13	Fresenius Medical Care AG Long-Term Incentive Plan 2025+ (incorporated by reference to Exhibit 10.3 to Registrant’s Report on Form 6-K for the month of August 2025, furnished August 5, 2025).
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

4.17

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
11.1

Code of Business Conduct. A copy of the Registrant’s revised Code of Ethics and Business Conduct is available on the Registrant’s website at: www.freseniusmedicalcare.com/en/about-us/compliance/our-code-of-ethics-and-business-conduct/

11.2

Global Code of Conduct for Business Partners. A copy of the Registrant’s Global Code of Conduct for Business Partners is available on the Registrant’s website at: https://freseniusmedicalcare.com/en/sustainability/supply-chain/

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

101

The following financial statements as of and for the twelve-month period ended December 31, 2025 from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) notes to the consolidated financial statements (filed herewith).

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101).

(1)	Pursuant to the Amendment and Restatement Agreement (Exhibit 2.18), FMCH ceased to be a borrower and a guarantor under the Sustainability-Linked Revolving Credit Facility Agreement (Exhibit 2.16). The termination of FMCH’s guarantee under this agreement terminated FMCH’s guarantee under each of the indentures listed as Exhibits 2.4, 2.5, 2.6, and 2.7 relating to the USD denominated notes issued by Fresenius Medical Care US Finance III, Inc. under such indentures and under the final terms of each issue of Euro-Denominated Bonds listed as Exhibits 2.8, 2.9, 2.10, 2.11 and 2.12 issued by Fresenius Medical Care AG.
(2)	In accordance with the Instructions as to Exhibits to Form 20-F, certain schedules and annexes to this exhibit have been omitted.